Form 20-F/A
period 2021-12-31
IHS Holding Ltd
filed 2022-08-16
CIK 1876183

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐    No  ☒

EXPLANATORY NOTE

IHS Holding Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (“Amendment No. 1” or “Annual Report”) to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (“Original Filing”) that was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 15, 2022. The purpose of this Amendment No. 1 is to:

(1)	include the restatement of the Company's financial statements and consolidated financial statements as at and for the year ended December 31, 2021, including the notes thereto (“Restated Financial Statements”), which are hereby refiled to:
(a)	update the Statement of Financial Position for fiscal year 2021 to correct (i) a $31.9 million overstatement in “Goodwill,” (ii) a $30.7 million understatement in “Non-controlling interest,” and (iii) a $62.6 million overstatement in “Other Reserves,” as a result of an error in the provisional business combination accounting for the Company’s November 2021 acquisition of a 51% controlling interest in Fiberco Soluções de Infraestrutura S.A. (the “I-Systems Acquisition”);
(b)	update the Consolidated Statement of Loss and Other Comprehensive (Loss)/Income for fiscal year 2021 to correct a $63.5 million overstatement in “Other comprehensive income – Exchange differences on translation of foreign operations” as a result of the entries in section (1)(a) above and including a foreign exchange movement on the Non-controlling interest of $0.9 million;
(c)	update the Consolidated Statement of Changes in Equity for the understatement in “Non-controlling interest,” and overstatement in “Other Reserves,” described in section (1)(a) above;
(d)	to include the addition of a new “Note 2.24 Effect of the Restatement on the Consolidated Financial Statements for the year ended December 31, 2021;”
(e)	to update Note 5 Segment Reporting, Note 15 Goodwill and other Intangible Assets, Note 26 Other Reserves, Note 27 Non-controlling interest, and Note 31 Business Combination to reflect the changes described above;
(2)	include the revised Report of Independent Registered Public Accounting Firm of PricewaterhouseCoopers LLP on the Restated Financial Statements; and
(3)	amend Item 5 (Operating and Financial Review and Prospects) and Item 18 (Financial Statements) to make appropriate changes to reflect the changes in the Restated Financial Statements as described in section 1 above.

The aforementioned sections (1) through (3) are referred to as the “Amended Items.”  For the convenience of the reader, this Amendment No. 1 amends and restates the Original Filing in its entirety. As a result, it includes both items that have changed as a result of the restatement and items that are unchanged from the Original Filing.  Except for the Amended Items, and Item 15 as described below, this Amendment No. 1 speaks as of the date of the Original Filing and has not been updated to reflect events occurring subsequent to the filing of the Original Filing other than those associated with the Restated Financial Statements.  Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results or developments that occurred or facts that became known to us after the date of the Original Filing, other than the restatement, and such forward-looking statements should be read in conjunction with our filings with the SEC, including those subsequent to the filing of the Original Filing.

In addition, in accordance with applicable SEC rules, this Annual Report includes (i) new certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 from our Chief Executive Officer (as Principal Executive Officer) and our Chief Financial Officer (as Principal Financial Officer) and (ii) a new consent letter from the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, each dated as of the filing date of this Amendment No. 1.

Investors should rely only on the financial information and other disclosures regarding the year ended December 31, 2021 in this Amendment No. 1 or in future filings with the SEC, and not on any previously issued, filed or furnished reports, earnings releases or similar communications relating to or referencing the year ended December 31, 2021.

Internal Control Considerations

In light of the restatement discussed above, the Company has reassessed the effectiveness of the design and operation of its disclosure controls as of December 31, 2021 and has concluded that its remediation plan of its previously disclosed material weakness, related to the lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions, particularly in the areas of foreign exchange, business combinations and other complex, judgmental areas, also includes this matter. See Item 15 (Controls and Procedures) in this Annual Report for more information.

i

ii

iii

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

The forward-looking statements in this Annual Report are based upon information available to us as of March 15, 2022, except as specified herein, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this Annual Report and the documents that we reference in this Annual Report with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of March 15, 2022, except as specified herein. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Annual Report, whether as a result of any new information, future events or otherwise.

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

The following is a reconciliation of Return Adjusted EBITDA to the most directly comparable IFRS measure, which is (Loss)/profit for the periods presented:

	For the year ended December 31,
	2021	2020
	$'000	$'000

Loss for the period	(26,121)	(322,682)
Adjustments:
Income tax expense	17,980	169,829
Finance costs(a)	422,034	633,766
Finance income(a)	(25,522)	(148,968)
Depreciation and amortization	382,882	408,662
Impairment of withholding tax receivables(b)	61,810	31,533
Business combination transaction costs	15,779	13,727
Impairment of property, plant and equipment and related prepaid land rent(c)	51,113	27,594
Reversal of provision for decommissioning costs	(2,671)	-
Net profit on sale of assets	(2,499)	(764)
Share-based payment expense(d)	11,780	8,342
Insurance claims(e)	(6,861)	(14,987)
Listing costs	22,153	12,652
Other costs(f)	15,752	310
Other income(g)	(11,213)	-
Adjusted EBITDA	926,396	819,014
Lease payments made	(104,753)	(65,230)
Amortization of prepaid site rent	8,321	4,459
Revenue withholding tax(b)	(108,417)	(89,573)
Income taxes paid	(29,147)	(14,540)
Maintenance capital expenditures(h)	(123,699)	(113,987)
Corporate capital expenditures(i)	(2,054)	(2,464)
Return Adjusted EBITDA	566,647	537,679
Gross property, plant and equipment(j)	3,323,068	2,820,519
Gross intangibles	882,166	843,873
Gross goodwill (restated)*	837,625	656,507

*Restated for the correction in accounting in respect of the acquisition of Fiberco Soluções de Infraestrutura S.A. (see note 2.24 of the consolidated financial statements)

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

We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and organic growth strategies for the next 12 months. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the “Risk Factors” section of this Annual Report on Form 20-F/A. If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the current interests of our existing shareholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table presents information about our current executive officers and directors, including their ages as of March 15, 2022:

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

Material UK Tax Considerations

The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding and disposing of ordinary shares. The statements are based on current UK tax law and on the current published practice of Her Majesty’s Revenue and Customs, or HMRC (which may not be binding on HMRC), as of March 15, 2022, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain UK tax consequences for holders of ordinary shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise) who are the absolute beneficial owners of ordinary shares and any dividends paid on them and who hold ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of ordinary shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with the Company or any member of the IHS Towers group for tax purposes, persons holding their ordinary shares as part of hedging or conversion transactions, holders of ordinary shares who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment, and holders of ordinary shares who are or have been officers or employees of the Company or a company forming part of the IHS Towers group for tax purposes. The statements do not apply to any holders of ordinary shares who either directly or indirectly hold or control 10% or more of the Company’s share capital (or class thereof), voting power or profits.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation and as a result of the material weaknesses described below, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level. In light of this fact, our management has performed additional analyses, reconciliations, and other post-closing procedures and has concluded that, notwithstanding the material weaknesses in our internal control over financial reporting, the consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F/A fairly state, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

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

In light of the restatement for the correction in accounting in respect of the acquisition of Fiberco Soluções de Infraestrutura S.A. (see note 2.24 in the consolidated financial statements), the Company has reassessed the effectiveness of the design and operation of its disclosure controls as of December 31, 2021 and has concluded that its remediation plan of its previously disclosed material weakness, related to the lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions, particularly in the areas of foreign exchange, business combinations and other complex, judgmental areas, also includes this matter.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant	F-1/A	333-259593	3.1	10/4/2021
2.1	Specimen Ordinary Share Certificate of the Registrant	F-1/A	333-259593	4.1	10/4/2021
2.2	Registration Rights Agreement by and between IHS Holding Limited and certain security holders of IHS Holding Limited					*
2.3	Shareholders’ Agreement by and between IHS Holding Limited and certain security holders of IHS Holding Limited					*
2.4	Indenture, dated as of September 18, 2019, among IHS Netherlands Holdco B.V., as issuer, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., INT Towers Limited, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar	F-1/A	333-259593	4.4	10/4/2021
2.5	Supplemental Indenture, dated as of June 17, 2021, among IHS Netherlands Holdco B.V., as issuer IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., INT Towers Limited, as guarantors, and Citibank N.A.	F-1/A	333-259593	4.5	10/4/2021

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

	London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar.
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

		F-1/A	333-259593	10.4	10/4/2021
4.5#	Bridge Facility Agreement, dated August 10, 2021, among IHS Holding Limited, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank, as mandated lead arrangers, Standard Chartered Bank, as facility agent, and the financial institutions listed therein as the original lenders	F-1/A	333-259593	10.5	10/4/2021
4.6	Amendment Letter to Bridge Facility Agreement, dated September 29, 2021, among IHS Holding Limited, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank, as mandated lead arrangers, Standard Chartered Bank, as facility agent, and the financial institutions listed therein as the original lenders	F-1/A	333-259593	10.6	10/4/2021
4.7	Amendment and Restatement Credit Agreement, dated September 29, 2021, among IHS Netherlands Holdco B.V. as holdco and guarantor, and, IHS Nigeria, IHS Towers NG Limited and INT Towers as	F-1/A	333-259593	10.7	10/4/2021

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IHS HOLDING LIMITED

Date: August 16, 2022

By:	/s/ Sam Darwish
Name:	Sam Darwish
Title:	Chief Executive Officer

By:	/s/ Steve Howden
Name:	Steve Howden
Title:	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IHS Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of IHS Holding Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of loss and other comprehensive (loss)/income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Previously Issued Financial Statements

As discussed in Note 2.24 to the consolidated financial statements, the Company has restated its 2021 consolidated financial statements to correct an error.

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

Goodwill Impairment Testing

As described in notes 2.13, 3.4 and 15 to the consolidated financial statements, goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The aggregate carrying value of goodwill as of December 31, 2021 was US$837.4 million. The carrying value of the cash generating unit (CGU) or group of CGUs containing the goodwill is compared to the recoverable amount, which is the higher of its value in use and its fair value less costs of disposal. The recoverable amount of each of the CGUs other than the IHS Latam group of CGUs was determined based on their estimated value in use whereas the IHS Latam group of CGUs was determined based on fair value less costs of disposal. The key assumptions to which these recoverable amount calculations are most sensitive are:

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

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

March 15, 2022, except for the effects of the restatement discussed in Note 2.24 to the consolidated financial statements, as to which the date is August 16, 2022

We have served as the Company's auditor since 2017.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE (LOSS)/INCOME

		2021	2020	2019
	Note	$’000	$’000	$’000
		restated*

Revenue	6	1,579,730	1,403,149	1,231,056
Cost of sales	7	(907,388)	(838,423)	(810,967)
Administrative expenses	8	(336,511)	(236,112)	(556,285)
Reversal of loss allowance/(loss allowance) on trade receivables	8	34,031	(13,081)	(27,944)
Other income	9	18,509	16,412	7,036
Operating profit/(loss)		388,371	331,945	(157,104)
Finance income	10	25,522	148,968	36,045
Finance costs	11	(422,034)	(633,766)	(288,915)
Loss before income tax		(8,141)	(152,853)	(409,974)
Income tax expense	12	(17,980)	(169,829)	(13,518)
Loss for the year		(26,121)	(322,682)	(423,492)

Loss attributable to:
Owners of the Company		(25,832)	(321,994)	(423,492)
Non-controlling interest	27	(289)	(688)	—
Loss for the year		(26,121)	(322,682)	(423,492)

Loss per share – basic	13	(0.09)	(1.09)	(1.44)
Loss per share – diluted	13	(0.09)	(1.09)	(1.44)

Other comprehensive (loss)/income
Items that may be reclassified to profit or loss
Fair value gain through other comprehensive income		3	—	1
Exchange differences on translation of foreign operations		(26,848)	94,411	5,036
Other comprehensive (loss)/ income for the year, net of taxes		(26,845)	94,411	5,037

Total comprehensive loss for the year		(52,966)	(228,271)	(418,455)

Total comprehensive loss for the year attributable to:
Owners of the Company		(48,389)	(227,560)	(418,455)
Non-controlling interest		(4,577)	(711)	—
Total comprehensive loss for the year		(52,966)	(228,271)	(418,455)

The accompanying notes are an integral part of these consolidated financial statements.

* Restated for the correction in accounting in respect of the acquisition of Fiberco Soluções de Infraestrutura S.A. (see note 2.24).

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2021	2020
	Note	$’000	$’000
		restated*

Non-current assets
Property, plant and equipment	14	1,708,834	1,438,040
Right of use assets	14	520,651	468,130
Goodwill	15	837,374	656,256
Other intangible assets	15	701,425	690,841
Fair value through other comprehensive income financial assets		11	8
Deferred income tax assets	16	11,064	13,443
Derivative financial instrument assets	18	165,100	155,196
Trade and other receivables	19	69,479	36,409
		4,013,938	3,458,323
Current assets
Inventories	17	42,022	49,222
Income tax receivable	12	128	—
Derivative financial instrument assets	18	—	27,495
Trade and other receivables	19	469,130	327,187
Cash and cash equivalents	20	916,488	585,416
		1,427,768	989,320

TOTAL ASSETS		5,441,706	4,447,643

Current liabilities
Trade and other payables	21	499,432	409,493
Provisions for other liabilities and charges	24	343	3,797
Derivative financial instrument liabilities	18	3,771	7,285
Income tax payable	12	68,834	48,703
Borrowings	22	207,619	186,119
Lease liabilities	23	50,560	28,246
		830,559	683,643
Non-current liabilities
Trade and other payables	21	312	9,565
Borrowings	22	2,401,471	2,017,090
Lease liabilities	23	325,541	286,501
Provisions for other liabilities and charges	24	71,598	49,469
Deferred income tax liabilities	16	118,210	177,184
		2,917,132	2,539,809

TOTAL LIABILITIES		3,747,691	3,223,452

Stated capital	25	5,223,484	4,530,870
Accumulated losses		(2,860,205)	(2,835,390)
Other reserves	26	(842,911)	(485,505)
Equity attributable to owners of the Company		1,520,368	1,209,975
Non-controlling interest	27	173,647	14,216
TOTAL EQUITY		1,694,015	1,224,191

TOTAL EQUITY AND LIABILITIES		5,441,706	4,447,643

The accompanying notes are an integral part of these consolidated financial statements.

* Restated for the correction in accounting in respect of the acquisition of Fiberco Soluções de Infraestrutura S.A. (see note 2.24).

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
						Non-	Total
		Stated	Accumulated	Other	Total	controlling	Equity
		capital	losses	reserves		interest
	Note	$’000	$’000	$’000	$’000	$’000	$’000
Balance at Jan 1, 2019		4,518,502	(2,089,904)	(1,096,523)	1,332,075	—	1,332,075
Issue of shares		12,368	—	—	12,368	—	12,368
Share-based payment expense	26	—	—	504,331	504,331	—	504,331
Total transactions with owners of the Company		12,368	—	504,331	516,699	—	516,699

Loss for the year		—	(423,492)		(423,492)	—	(423,492)
Other comprehensive income		—	—	5,037	5,037	—	5,037
Total comprehensive (loss)/income		—	(423,492)	5,037	(418,455)	—	(418,455)

Balance at Dec 31, 2019		4,530,870	(2,513,396)	(587,155)	1,430,319	—	1,430,319

Balance at Jan 1, 2020		4,530,870	(2,513,396)	(587,155)	1,430,319	—	1,430,319
NCI arising on business combination	27	—	—	—	—	14,927	14,927
Share-based payment expense	26	—	—	7,216	7,216	—	7,216
Total transactions with owners of the Company		—	—	7,216	7,216	14,927	22,143

Loss for the year		—	(321,994)	—	(321,994)	(688)	(322,682)
Other comprehensive income/(loss)		—	—	94,434	94,434	(23)	94,411
Total comprehensive (loss)/income		—	(321,994)	94,434	(227,560)	(711)	(228,271)

Balance at Dec 31, 2020		4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191

Balance at Jan 1, 2021		4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191
NCI arising on business combination (restated*)	27	—	—	—	—	164,008	164,008
Issue of shares net of transaction costs		349,846	—	—	349,846	—	349,846
Options converted to shares		342,768	—	(342,768)	—	—	—
Share-based payment expense	26	—	—	13,003	13,003	—	13,003
Other reclassifications related to share based payment		—	1,017	(5,084)	(4,067)	—	(4,067)
Total transactions with owners of the Company		692,614	1,017	(334,849)	358,782	164,008	522,790

Loss for the year		—	(25,832)	—	(25,832)	(289)	(26,121)
Other comprehensive loss (restated*)		—	—	(22,557)	(22,557)	(4,288)	(26,845)
Total comprehensive loss (restated*)		—	(25,832)	(22,557)	(48,389)	(4,577)	(52,966)

Balance at Dec 31, 2021		5,223,484	(2,860,205)	(842,911)	1,520,368	173,647	1,694,015

The accompanying notes are an integral part of these consolidated financial statements.

* Restated for the correction in accounting in respect of the acquisition of Fiberco Soluções de Infraestrutura S.A. (see note 2.24).

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

These consolidated financial statements have been authorized for issue on March 15, 2022, except for the effects of the restatement discussed in Note 2.24 to the consolidated financial statements, as to which the date is August 15, 2022, by the Board of Directors.

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

(c)Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of loss and other comprehensive (loss)/income within “finance income” or “finance cost.” Foreign exchange gains and losses that relate to other monetary items are

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

presented in the statement of loss and other comprehensive (loss)/income within “cost of sales,” “administrative expense” and “other income” as appropriate.

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

The results and financial position of all the Group entities (none of which has the currency of a hyper inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position,
●	income and expenses for each statement of loss and other comprehensive (loss)/income are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and
●	all resulting exchange differences are recognized in other comprehensive income.

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

a)Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group measures its debt instruments at amortized cost as assets are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of loss and other comprehensive (loss)/income.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

(a)Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the statement of loss and other comprehensive (loss)/income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

A day one gain or loss on a related party loan at a non-market interest rate is included in investments.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the statement of loss and other comprehensive (loss)/income as other income or finance costs. Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in the statement of loss and other comprehensive (loss)/income, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

An embedded derivative is only separated and reported at fair value with gains and losses being recognized in the statement of loss and other comprehensive (loss)/income when the following requirements are met:

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

(c)Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in the statement of loss and other comprehensive (loss)/income in the period in which they arise.

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

2.24Effect of the Restatement on the Consolidated Financial Statements for the year ended December 31, 2021

Through the process of updating the provisional valuation of assets and liabilities relating to the acquisition of Fiberco Soluções de Infraestrutura S.A., an error was identified in the value of net assets acquired related to deferred settlement of capital contributions which impacted goodwill and non-controlling interests at December 31, 2021, and the elimination of balances on consolidation through other reserves at that date. Any measurement period updates to the valuation of acquired assets and liabilities are not reflected in these restated consolidated financial statements. The following table summarizes the impact of the restatement for the correction of the error identified.

Consolidated statements of financial position.
	For the year ended December 31 2021
	As previously reported	Adjustments	Restated
	$’000	$’000	$’000

Goodwill	869,319	(31,945)	837,374
Non-Current assets	4,045,883	(31,945)	4,013,938
TOTAL ASSETS	5,473,651	(31,945)	5,441,706

Other reserves	(780,272)	(62,639)	(842,911)
Equity attributable to owners of the Company	1,583,007	(62,639)	1,520,368
Non-controlling interest	142,953	30,694	173,647
Total equity	1,725,960	(31,945)	1,694,015
TOTAL EQUITY AND LIABILITIES	5,473,651	(31,945)	5,441,706

Consolidated statements of loss and other comprehensive (loss)/income.
	For the year ended December 31 2021
	As previously reported	Adjustments	Restated
	$’000	$’000	$’000

Exchange differences on translation of foreign operations	36,698	(63,546)	(26,848)
Other comprehensive (loss)/income for the year, net of taxes	36,701	(63,546)	(26,845)
Total comprehensive (loss)/income for the year	10,580	(63,546)	(52,966)

Total comprehensive (loss)/income for the year attributable to:
Owners of the Company	14,250	(62,639)	(48,389)

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

Non-controlling interest	(3,670)	(907)	(4,577)
Total comprehensive (loss)/income for the year	10,580	(63,546)	(52,966)

Consolidated statements of changes in equity.
	As previously reported		Adjustments		Restated
	Other reserves	Non-controlling interest	Other reserves	Non-controlling interest	Other reserves	Non-controlling interest
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2021	(485,505)	14,216	—	—	(485,505)	14,216
NCI arising on business combination	—	132,407	—	31,601	—	164,008
Issue of shares net of transaction costs	—	—	—	—	—	—
Options converted to shares	(342,768)	—	—	—	(342,768)	—
Share based payment expense	13,003	—	—	—	13,003	—
Other reclassifications within equity	(5,084)	—	—	—	(5,084)	—
Total transactions with owners of the Company	(334,849)	132,407	—	31,601	(334,849)	164,008

Loss for the year	—	(289)	—	—	—	(289)
Other comprehensive (loss)/income	40,082	(3,381)	(62,639)	(907)	(22,557)	(4,288)
Total comprehensive (loss)/income	40,082	(3,670)	(62,639)	(907)	(22,557)	(4,577)

Balance at Dec 31, 2021	(780,272)	142,953	(62,639)	30,694	(842,911)	173,647

Commensurate adjustments have been made to notes 5, 15, 26, 27 and 31 to the financial statements.

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

Reconciliation of Level 3 fair value measurements of financial instruments

	2021	2020
	$'000	$'000
Opening balance at January 1	7,285	—
Recognition of embedded derivatives within revenue contracts	—	7,575
Change in fair value	(7,231)	(169)
Foreign exchange translation impact	(54)	(121)
Closing balance at December 31	-	7,285

Fair value estimation

	2021		2020
	Carrying		Carrying
	value	Fair value	value	Fair value
Financial liabilities	$'000	$'000	$'000	$'000

Bank and bond borrowings (note 22)	2,609,090	2,668,792	2,203,209	2,230,846
	2,609,090	2,668,792	2,203,209	2,230,846

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

Summarized financial information for the year ended December 31, 2021 is as follows:

2021	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	1,146,732	343,945	59,706	29,347	—	1,579,730

Segment Adjusted EBITDA (note 4(e))	783,544	190,654	42,688	13,085	(103,575)	926,396
Depreciation and amortization (note 7 and 8)						(382,882)
Net gain on disposal of property, plant and equipment (note 8)						2,499
Insurance claims (note 9)						6,861
Impairment of withholding tax receivables in Nigeria						(61,810)
Business combination costs						(15,779)
Impairment of property, plant and equipment and prepaid rental (note 7)						(51,113)
Reversal of provision for decommissioning costs						2,671
Listing costs						(22,153)
Other costs (a)						(15,752)
Share‑based payment expense (note 8)						(11,780)
Finance income (note 10)						25,522
Finance costs (note 11)						(422,034)
Other non-operating income						11,213
Loss before income tax						(8,141)
Additions of property, plant and equipment and intangible assets:
- through business combinations*	—	—	644,336	—
- In the normal course of business	318,971	56,291	103,338	20,725

Segment assets*	2,038,376	1,024,347	1,353,279	173,888
Segment liabilities	745,944	494,236	342,181	100,947

* Restated for the correction in accounting in respect of the acquisition of Fiberco Soluções de Infraestrutura S.A. (see note 2.24).

(a)	Other costs for the year ended December 31, 2021 included non-recurring professional costs related to financing of $15.1 million and aborted transaction costs of $0.7 million.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

Summarized financial information for the year ended December 31, 2020 is as follows:

2020	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	1,037,836	313,416	30,185	21,712	—	1,403,149

Segment Adjusted EBITDA (note 4(e))	701,273	170,784	22,696	9,937	(85,676)	819,014
Depreciation and amortization (note 7 and 8)						(408,662)
Net gain on disposal of property, plant and equipment (note 8)						764
Insurance claims (note 9)						14,987
Impairment of withholding tax receivables in Nigeria						(31,533)
Business combination costs						(13,727)
Impairment of property, plant and equipment and prepaid rental (note 7)						(27,594)
Listing costs						(12,652)
Other costs (a)						(310)
Share‑based payment expense (note 8)						(8,342)
Finance income (note 10)						148,968
Finance costs (note 11)						(633,766)
Loss before income tax						(152,853)
Additions of property, plant and equipment and intangible assets:
- through business combinations	—	—	760,246	112,878
- In the normal course of business	195,692	61,147	31,703	8,465

Segment assets	2,040,911	1,043,669	682,813	142,210
Segment liabilities	747,428	532,801	266,596	92,917

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

(a)	Other costs for the year ended December 31, 2020 related to aborted transaction costs.

2019	Nigeria	SSA	Other	Total
	$’000	$’000	$’000	$’000

Revenues from external customers	925,704	305,352	—	1,231,056

Segment Adjusted EBITDA (note 4(e))	559,049	165,626	(56,061)	668,614
Depreciation and amortization (note 7 and 8)				(384,507)
Net loss on disposal of property, plant and equipment (note 8)				(5,819)
Insurance claims (note 9)				3,607
Impairment of withholding tax receivables in Nigeria				(44,586)
Business combination costs				(3,745)
Impairment of property, plant and equipment and prepaid rental (note 7)				(21,604)
Listing costs				(1,078)
Other costs (a)				(16,932)
Share‑based payment expense (note 8)				(351,054)
Finance income (note 10)				36,045
Finance costs (note 11)				(288,915)
Loss before income tax				(409,974)
Additions of property, plant and equipment and intangible assets:
- through business combinations	—	—
- In the normal course of business	363,501	49,704

Segment assets	2,349,699	1,056,982
Segment liabilities	768,206	552,343

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

**    The charge for the period does not agree to the charge in the consolidated statement of loss and other comprehensive (loss)/income due to the indirect taxes benefit of $0.4 million (2020: $0.8 million, 2019: $nil) in IHS Brasil Cessão de Infraestruturas S.A. claimed through depreciation over the useful life of the asset.

***  Includes subsequent asset acquisitions on business combination transactions.

Capital work-in-progress comprises mainly of tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.

The impairment in the year ended December 31, 2021 is primarily driven by the rationalization program agreed with a Key Customer which resulted in the impairment of the related Towers. It was determined that the recoverable amounts were nil and therefore their carrying amounts were written down to the recoverable amount. The impairment losses have been recognized in cost of sales in the consolidated statement of loss and other comprehensive (loss)/income. The impairment in the year ended December 31, 2020 relates to towers on certain sites made dormant following the consolidation of customer equipment between sites, such towers being no longer in use and with no installed customer equipment, and to a $5.7 million impairment in Cameroon following a fire at a warehouse site. The impairment in the year ended December 31, 2019 relates to towers on certain sites made dormant following the consolidation of customer equipment between sites and to certain sites in Cameroon that were vandalized and inaccessible and are thus not in use.

The carrying value of the “Towers and tower equipment” asset category includes assets amounting to $48.6 million (2020:  $21.8 million, 2019: $17.1 million) related to asset retirement obligations arising from legislative requirements and the terms of lease agreements included in Lease liabilities (note 23).

(i)	Depreciation expense has been included in cost of sales and administrative expenses in the statement of loss and other comprehensive (loss)/income as below:

	2021	2020	2019
	$'000	$'000	$'000

Cost of sales (note 7)	330,799	367,007	353,368
Administrative expense (note 8)	13,917	6,240	2,392
	344,716	373,247	355,760

(ii)	Analysis of additions to property, plant and equipment

	2021	2020	2019
	$'000	$'000	$'000

Additions through cash - capital work in progress	224,479	87,014	91,004
Additions through decommissioning estimates	7,212	8,315	405
Additions through right of use assets	113,722	72,888	47,470
Additions through cash – others	13,666	7,786	21,648
Additions through non-cash – others	12,010	—	—
	371,089	176,003	160,527

(iii)	Analysis of right of use assets

The carrying value of right of use assets at December 31, 2021 are comprised of vehicles of $1.8 million (2020: $1.3 million, 2019: $0.3 million) and land and building assets, the majority being leased land on which our towers are situated.

15.Goodwill and other intangible assets

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

		Customer-	Network -
		related	related
		intangible	intangible
	Goodwill	assets	assets	Licenses	Software	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At January 1, 2019	530,910	503,442	43,841	14,876	15,639	1,108,708
Additions during the year	—	—	—	19	5,267	5,286
Exchange difference	(12,518)	(6,452)	(285)	(303)	(4)	(19,562)
At December 31, 2019	518,392	496,990	43,556	14,592	20,902	1,094,432

At January 1, 2020	518,392	496,990	43,556	14,592	20,902	1,094,432
Additions during the year	—	—	—	4	2,460	2,464
Additions through business combinations (note 31)	232,030	324,290	36,831	—	33	593,184
Disposals	—	—	—	(1)	(475)	(476)
Exchange difference	(93,915)	(88,846)	(6,835)	1,201	(829)	(189,224)
At December 31, 2020	656,507	732,434	73,552	15,796	22,091	1,500,380

At January 1, 2021	656,507	732,434	73,552	15,796	22,091	1,500,380
Additions during the year	—	—	—	3,145	1,909	5,054
Additions through business combinations (note 31)(restated*)	215,979	78,173	2,792	—	1,035	297,979
Disposals	—	—	—	(18)	(723)	(741)
Exchange difference (restated*)	(34,861)	(42,751)	(3,538)	(1,217)	(514)	(82,881)
At December 31, 2021 (restated*)	837,625	767,856	72,806	17,706	23,798	1,719,791

Accumulated amortization and impairment
At January 1, 2019	251	71,501	13,106	4,284	10,061	99,203
Charge for the year	—	19,468	2,950	877	5,452	28,747
Exchange difference	—	(1,084)	(101)	(94)	(12)	(1,291)
At December 31, 2019	251	89,885	15,955	5,067	15,501	126,659

At January 1, 2020	251	89,885	15,955	5,067	15,501	126,659
Charge for the year	—	26,921	4,070	871	3,553	35,415
Disposals	—	—	—	—	(475)	(475)
Exchange difference	—	(7,091)	(1,003)	518	(740)	(8,316)
At December 31, 2020	251	109,715	19,022	6,456	17,839	153,283

At January 1, 2021	251	109,715	19,022	6,456	17,839	153,283
Charge for the year	—	29,037	4,237	978	3,914	38,166
Disposals	—	—	—	(15)	(726)	(741)
Exchange difference	—	(7,184)	(1,374)	(542)	(616)	(9,716)
At December 31, 2021	251	131,568	21,885	6,877	20,411	180,992

Net book value

At December 31, 2019	518,141	407,105	27,601	9,525	5,401	967,773

At December 31, 2020	656,256	622,719	54,530	9,340	4,252	1,347,097

At December 31, 2021 (restated*)	837,374	636,288	50,921	10,829	3,387	1,538,799

Network related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer related intangible assets represent customer contracts and relationships.

* Restated for the correction in accounting in respect of the acquisition of Fiberco Soluções de Infraestrutura S.A. (see note 2.24).

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

Amortization expense has been included in cost of sales and administrative expenses in the statement of loss and other comprehensive (loss)/income:

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

			Effects of
		Additions through	movements in
	Opening	business combinations	exchange rates	Closing
	balance	(note 31)	and other movements	balance
	$'000	$'000	$'000	$'000
2021
IHS Nigeria Limited	63,374	—	(3,606)	59,768
INT Towers Limited	227,715	—	(12,940)	214,775
IHS Towers NG Limited	45,741	—	(2,603)	43,138
IHS Cameroon S.A.	48,170	—	(3,782)	44,388
IHS Côte d’Ivoire S.A.	23,888	—	(1,876)	22,012
IHS Zambia Group	39,907	—	10,802	50,709
IHS Rwanda Group	12,319	—	(452)	11,867
IHS Kuwait Limited	13,142	—	(773)	12,369
IHS Latam tower businesses	182,000	75,034	(15,583)	241,451
I-Systems (restated*)	—	140,945	(4,048)	136,897
	656,256	215,979	(34,861)	837,374
2020
IHS Nigeria Limited	71,297	—	(7,923)	63,374
INT Towers Limited	256,149	—	(28,434)	227,715
IHS Towers NG Limited	51,460	—	(5,719)	45,741
IHS Cameroon S.A.	43,933	—	4,237	48,170
IHS Côte d’Ivoire S.A.	21,787	—	2,101	23,888
IHS Zambia Group	60,529	—	(20,622)	39,907
IHS Rwanda Group	12,986	—	(667)	12,319
IHS Kuwait Limited	—	13,143	(1)	13,142
IHS Latam tower businesses	—	218,887	(36,887)	182,000
	518,141	232,030	(93,915)	656,256
2019
IHS Nigeria Limited	71,328	—	(31)	71,297
INT Towers Limited	256,261	—	(112)	256,149
IHS Towers NG Limited	51,483	—	(23)	51,460
IHS Cameroon S.A.	44,910	—	(977)	43,933
IHS Côte d’Ivoire S.A.	22,272	—	(485)	21,787
IHS Zambia Group	70,780	—	(10,251)	60,529
IHS Rwanda Group	13,625	—	(639)	12,986
	530,659	—	(12,518)	518,141

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

* Restated for the correction in accounting in respect of the acquisition of Fiberco Soluções de Infraestrutura S.A. (see note 2.24).

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

18.Derivative financial instruments

The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the statement of loss and other comprehensive (loss)/income. The related net foreign exchange gain/(loss) is included in finance income (note 10) and finance costs (note 11).

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

The change in fair value of the derivative instruments has been recorded in the statement of loss and other comprehensive (loss)/income as follows:

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

26.Other reserves

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

	Fair
	value
	through
	other
	compre-				Foreign
	hensive	Restruct-	Share- based	Loss on	exchange
	income	uring	payment	transactions	translation
	reserve	reserve	reserve	between owners	reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2019	(7)	4,019	—	(840,359)	(260,176)	(1,096,523)
Other comprehensive income	1	—	—	—	5,036	5,037
Recognition of share-based payment expense	—	—	504,331	—	—	504,331
At December 31, 2019	(6)	4,019	504,331	(840,359)	(255,140)	(587,155)

At January 1, 2020	(6)	4,019	504,331	(840,359)	(255,140)	(587,155)
Other comprehensive income	—	—	—	—	94,434	94,434
Recognition of share-based payment expense	—	—	7,216	—	—	7,216
At December 31, 2020	(6)	4,019	511,547	(840,359)	(160,706)	(485,505)

At January 1, 2021	(6)	4,019	511,547	(840,359)	(160,706)	(485,505)
Other comprehensive income (restated*)	3	—	—	—	(22,560)	(22,557)
Recognition of share-based payment expense	—	—	13,003	—	—	13,003
SBP reserve converted to share capital	—	—	(342,768)	—	—	(342,768)
Other reclassifications related to share based payment	—	—	(5,084)	—	—	(5,084)
At December 31, 2021 (restated*)	(3)	4,019	176,698	(840,359)	(183,266)	(842,911)

* Restated for the correction in accounting in respect of the acquisition of Fiberco Soluções de Infraestrutura S.A. (see note 2.24).

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

27.Non-controlling interest

	2021	2020	2019
	$’000	$’000	$’000

Balance at January 1	14,216	—	—
Non-controlling interest arising on business combinations ( refer to note 31)(restated*) **	164,008	14,927	—
Loss for the period	(289)	(688)	—
Other comprehensive loss	(4,288)	(23)	—
Balance at December 31	173,647	14,216	—

* Restated for the correction in accounting in respect of the acquisition of Fiberco Soluções de Infraestrutura S.A. (see note 2.24).

** Includes non-controlling interest arising on subsequent asset acquisitions on business combination transactions.

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

Summarized balance sheet and cash flows	Fiberco Soluções de Infraestrutura S.A.
	2021 ($’000)	2020 ($’000)
Current assets	101,033	—
Current liabilities	19,357	—
Current net assets	81,676	—

Non-current assets	237,030	—
Non-current liabilities	480	—
Non-current net assets	236,550	—

Net assets	318,226	—

Cash flows generated from operating activities	6,056	—
Cash flows used in investing activities	(18,771)	—
Cash flows generated from financing activities	41,965	—
Net increase in cash and cash equivalents	29,250	—

Loss allocated to non-controlling interest during the period	(1,637)	—
Accumulated non-controlling interest at the end of the year*	155,892	—

* Restated for the correction in accounting in respect of the acquisition of Fiberco Soluções de Infraestrutura S.A. (see note 2.24).

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

Prior to July 10, 2019, IHS maintained four share-based payment plans for employees. The long-term incentive plan 1 (the “LTIP1”), long-term incentive plan 2 (the “LTIP2”), long-term incentive plan 2B (“LTIP 2B”) and long-term incentive plan 3 (“LTIP3”) are granted in three tranches, each with a different exercise price, and provided for the grant of stock options exercisable for Class A or B ordinary shares. The exercise price represented the higher of two fixed per share amounts, one of which increased by a fixed percentage per number of years that had passed since the grant date. The options either vested in 25% portions, starting on the grant date (i.e. immediately) and every grant anniversary date thereafter until fully vested (i.e. every year until the end of the third year) or in 33% portions, starting on the first grant anniversary date and every grant anniversary date thereafter until fully vested (i.e. every year until the end of the third year). Once vested, the options were not exercisable until the occurrence of a liquidity event (i.e. sale or listing). However, terminated employees with vested options could be cash-settled as applicable. The options were valid for seven or twelve years, after which they expired.  Upon the occurrence of a liquidity event, all unvested options immediately vested and became exercisable.

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

29.Cash from operations

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and loss of the acquiree since the acquisition date included in the consolidated statement of loss and other comprehensive (loss)/income.

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

*Contingent consideration consists of $4.2 million of consideration due at a future date which is recognized at fair value on the date of acquisition. The contingent consideration relates to a pay-out if a certain number of sites were rolled out post-acquisition and the quality of the acquired sites. As at December 31, 2021 certain contingencies were not met and $1.3 million of the contingent consideration was released to the consolidated statement of loss and other comprehensive (loss)/income in 2021, refer to note 9. $2.9 million remains as contingent consideration.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and loss of the acquiree since the acquisition date included in the consolidated statement of loss and other comprehensive (loss)/income.

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

The provisional goodwill of $140.9 million arising from the I-Systems acquisition is largely attributable to customer relationships and the entry into a new service offering for IHS. None of the goodwill recognized is currently expected to be deductible for income tax purposes.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and loss of the acquiree since the acquisition date included in the consolidated statement of loss and other comprehensive (loss)/income.

2021
restated***
$’000

Gross consideration*	266,739
Less: deferred consideration	(64,474)
Net cash consideration	202,265

Capital injection**	42,996

Identifiable assets acquired and liabilities assumed:
Network assets	220,950
Cash	44,872
Capital work in progress	3,832
Software	539
Trade and other receivables	72,989
Trade and other payables	(5,764)
Loans payable	(6,457)
Total identifiable net assets acquired	330,961

Non-controlling interest	162,171

Goodwill	140,945

Revenue — post‑acquisition	5,426
Loss — post‑acquisition	(3,341)

* Excluding contingent consideration subject to completion of business combination accounting.

** The capital injection relates to a payment made to I-Systems for the issuance of new share capital as part of the acquisition agreement to achieve the agreed shareholding structure post acquisition.

*** Restated for the correction in accounting in respect of the acquisition of Fiberco Soluções de Infraestrutura S.A. (see note 2.24).

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

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition dates of the 1,162 towers acquired in 2020 and the 193 towers acquired in 2021, and the amounts of revenue and loss of the acquiree since the acquisition date included in the consolidated statement of loss and other comprehensive (loss)/income.

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

* Contingent and deferred consideration consists of $25.2 million of consideration due at a future date which is recognized at fair value on the date of acquisition. The deferred consideration was payable within 18 months from the completion of the transaction and was paid during 2021. The contingent consideration was potentially payable within 24 months from the completion of the transaction, or earlier, should the Group enter into other tower acquisitions in MENA. The contingencies were not met and the contingent consideration was released to the consolidated statement of loss and other comprehensive (loss)/income in 2021, refer to note 9.

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

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and profit of the acquiree since the acquisition date included in the consolidated statement of loss and other comprehensive (loss)/income.

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