Form 20-F
period 2022-12-31
IHS Holding Ltd
filed 2023-03-28
CIK 1876183

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)         ☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report: 331,920,002 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☒    No  ☐

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

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data and forecasts in this Annual Report from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including Euromonitor International Limited. Certain industry, market and competitive position data and information referred to in this Annual Report is based on third-party data provided by Analysys Mason Limited, or Analysys Mason, delivered in August 2022 for use in this Annual Report. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Our and Analysys Mason’s data is derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our and Analysys Mason’s internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. Analysys Mason’s third party data is also prepared on the basis of information provided and views expressed by mobile operators, tower operators and other parties (including certain views expressed and information provided or published by individual operators, service providers, regulatory bodies, industry analysts and other third party sources of data). Although Analysys Mason has obtained such information from sources it believes to be reliable, neither we nor Analysys Mason have verified such information. You are cautioned not to give undue weight to these estimates and assumptions.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Annual Report may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to statements regarding our future results of operations and financial position, industry and business trends, business strategy, plans, market growth and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks and/or ability to access U.S. Dollars in our markets;
●	regional or global health pandemics, including COVID-19, and geopolitical conflicts and wars, including the current conflict between Russia and Ukraine;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
●	reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;
●	risks related to our indebtedness;

●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in this Annual Report.

The forward-looking statements in this Annual Report are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this Annual Report and the documents that we reference in this Annual Report with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this Annual Report. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this Annual Report, whether as a result of any new information, future events or otherwise. Additionally, references to our website and other documents contained in this Annual Report are provided for convenience only, and their content is not incorporated by reference into this Annual Report.

CERTAIN DEFINED TERMS

Unless the context provides otherwise, references herein to:

●	“2025 Notes” refers to our $510 million 7.125% Senior Notes due 2025, which were fully repaid in November 2021.
●	“2026 Notes” refers to our $500 million 5.625% Senior Notes due 2026.
●	“2027 Notes” refers to our $940 million 8.0% Senior Notes due 2027.
●	“2028 Notes” refers to our $500 million 6.250% Senior Notes due 2028.
●	“9mobile” refers to Emerging Markets Telecommunication Services Limited, which was previously known as Etisalat Nigeria.
●	“Airtel Nigeria” refers to Airtel Networks Limited, a subsidiary of Airtel Africa.
●	“Brazilian Real” and “BRL” refers to the lawful currency of the Federative Republic of Brazil.
●	“CBN” refers to the Central Bank of Nigeria.
●	“Centennial Acquisition” refers to the acquisition by us on March 19, 2021 of Centennial Colombia and the acquisition by us on April 8, 2021 of Centennial Brazil, both from affiliates of Centennial Towers Holding LP. At closing, Centennial Colombia had 217 towers and Centennial Brazil had 602 towers.
●	“Centennial Brazil” refers to Centennial Towers Brasil Coöperatief U.A. and its subsidiaries.
●	“Centennial Colombia” refers to Centennial Towers Colombia, S.A.S. and its subsidiaries.
●	“CSS” refers to Cell Sites Solutions — Cessão de Infraestruturas S.A.
●	“CSS Acquisition” refers to the acquisition by us on February 18, 2020 of CSS from affiliates of Goldman Sachs and Centaurus Capital LP. At closing, CSS had 2,312 towers, including 2,251 towers in Brazil, 51 in Peru and 10 in Colombia.
●	“Churn” refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract in any particular period, adjusted for the reintegration of previously lost tenancies. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.
●	“Colocation” refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.
●	“Colocation Rate” refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.
●	“Contracted Revenue” refers to lease fees to be received from the existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s current contractual term and lease fees to be received from Key Customers where we provide fiber access to an OLT for the remainder of the relevant contractual term, as of a specified date. In aggregating Contracted Revenue, we have taken the average lease rate for our Key Customers as of December 31, 2022, which is applied to the remaining term of the tenancies, lease amendments and fiber access of each Key Customer, assuming constant foreign exchange rates, no escalation of lease rates despite contractual provisions in our MLAs in that regard, no new Tenants, new Lease Amendments or new access to fiber, no amendments to our existing MLA terms and no Churn. See “Risk Factors — Our Contracted Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.”
●	“Dollar”, “USD” or “$” refer to U.S. dollars.
●	“Egypt Transaction” refers to a partnership agreement entered into in October 2021 with Egypt Digital Company for Investment S.A.E., an investment vehicle of the Egyptian Ministry of Communications, to form a joint venture, IHS Telecom Towers Egypt S.A.E., or IHS Egypt, which obtained a license from the National Telecom Regulatory Authority (“NTRA”) to construct, operate and lease telecom towers in Egypt. Under the terms of the license, and subject to the fulfillment of certain conditions, IHS Egypt has a commitment to a coverage plan of 5,800 sites over a three-year period. IHS Towers owns 80% of IHS Egypt and Egypt Digital Company for Investment owns the remaining 20%.
●	“euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
●	“GTS SP5 Acquisition” refers to acquisition by us on March 17, 2022 of São Paulo Cinco Locação de Torres Ltda (“GTS SP5”). At closing, GTS SP5 had 2,115 towers in Brazil.
●	“IHS Holding Limited Notes” refers to our 2026 Notes and our 2028 Notes, collectively.
●	“IHS Netherlands Holdco B.V. Notes” refers to our 2027 Notes.
●	“IHS Nigeria” refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.
●	“INT Towers” refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.
●	“Key Customers” refers to MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d’Ivoire S.A., or Orange Côte d’Ivoire, 9mobile, Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda, Claro S.A., or Claro Brazil, TIM Cellular S.A., or TIM Brasil, Telefonica Brasil S.A., or Vivo Brazil, Colombia Móvile S.A. E.S.P., or Tigo Colombia, COMSEL S.A., or Claro Colombia, Oi S.A., or Oi Brazil, Zain Kuwait and Telkom South Africa.
●	“Kuwait Acquisition” refers to the acquisition by us of up to 1,620 towers from Zain Kuwait. The acquisition was signed in October 2017, and we completed multiple closings totaling 1,398 towers as of December 31, 2022. The remaining towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred to us. These towers are operated in Kuwait through an entity in which we own 70% of the shares and Zain Kuwait owns the remaining 30%.
●	"Latam” refers to our business segment that includes our markets in Latin America, which currently are Brazil, Colombia and Peru.

●	“Lease Amendments” refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.
●	“LTE” refers to long-term evolution, a standard for high-speed wireless communication for mobile devices and data terminals. We refer to LTE and 4G interchangeably in this Annual Report.
●	“Managed Services” refers to when MNOs outsource the day-to-day operations of their owned towers or other towers on which they are present, including maintenance, security and power supply.
●	"MENA” refers to our business segment that includes our markets in the Middle East and North Africa region, which currently are Egypt and Kuwait.
●	“MLA” refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, master services agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.
●	“MLL” refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.
●	“MNOs” refers to mobile network operators.
●	“MTN Customers” refers to MTN Nigeria, MTN Côte d’Ivoire S.A., MTN Côte d’Ivoire, MTN Cameroon Limited, MTN Cameroon, MTN Zambia Limited, MTN Zambia, MTN Rwandacell Limited, MTN Rwanda or MTN South Africa.
●	“MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.
●	“MTN Nigeria” refers to MTN Nigeria Communications PLC.
●	“MTN SA Acquisition” refers to the acquisition of 5,691 towers from MTN South Africa on May 31, 2022. As part of the transaction, we are also required to provide Managed Services, including to approximately 7,100 additional MTN South Africa sites. IHS Towers will over time own 70% of the South African Towers business with the remaining 30% owned by a B-BBEE consortium.
●	“MTN South Africa” refers to Mobile Telephone Networks Proprietary Limited.
●	“NAFEX” refers to the Nigerian Autonomous Foreign Exchange Rate Fixing Methodology.
●	“Naira”, “NGN” and “₦” refers to the lawful currency of the Federal Republic of Nigeria.
●	“New Sites” refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant.
●	“Notes” refers to the IHS Holding Limited Notes and IHS Netherlands Holdco B.V. Notes, collectively.
●	“OLT” refers to an optical line terminal or optical line termination, which is a device which serves as the service provider endpoint of a passive optical network.
●	“Prospectus” refers to the final prospectus of IHS Holding Limited, dated October 13, 2021, filed with the Securities and Exchange Commission (“SEC”) in accordance with Rule 424(b) of the Securities Act on October 15, 2021.
●	“ROU” refers to towers we operate under a right of use agreement for a defined period. Where there is an ROU agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves.
●	“South African Rand” and “ZAR” refers to the lawful currency of the Republic of South Africa.

●	“sites” refers to towers that are owned or operated by us.
●	“Skysites” refers to Skysites Holdings S.A.
●	“Skysites Acquisition” refers to the acquisition by us on January 6, 2021 of Skysites from a group of eighteen persons. At closing, Skysites had 1,005 towers in Brazil.
●	“SLAs” refer to site-specific documents or agreements entered into in relation to specific sites pursuant to an MLA.
●	“SSA” refers to our business segment that includes our markets in the sub-Saharan region of Africa, which currently are Cameroon, Cote d’Ivoire, Rwanda, South Africa and Zambia.
●	“subscribers” refers to the number of active subscriber identification module, or SIM, cards in service rather than the number of services provided (excluding machine to machine connections). For example, if a subscriber has both a data and voice plan on a smartphone this would equate to one subscriber. Alternatively, a subscriber who has a data and voice plan for a smartphone and a data plan for a tablet would be counted as two subscribers.
●	“Tenants” refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.
●	“TIM Fiber Acquisition” refers to the acquisition and deployment of TIM Brasil’s secondary fiber network infrastructure. Closing occurred on November 16, 2021. The existing and future fiber assets are operated in Brazil through a new entity, which we refer to as I-Systems, in which we own 51% of the shares and TIM Brasil owns the remaining 49%.
●	“TIM Brasil” refers to TIM S.A.
●	“Towers” refers to ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.
●	“Zain Kuwait” refers to Mobile Telecommunications Company K.S.C.P.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.  [Reserved.]

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risks Relating to Our Business

A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of customer lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

A significant portion of our revenue in each of our markets of operation is derived from a small number of customers, who usually constitute some of the largest MNOs in those markets. In particular, for the years ended December 31, 2022 and 2021, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 97% and 98%, respectively, of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 50% and 14% respectively, of our consolidated revenue for the year ended December 31, 2022. Should there be any negative impact on the businesses of our major customers, including these key MNOs, it could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us.

Due to the long-term nature of our MLAs (usually 5 to 15 years with subsequent renewal provisions), we are also dependent on the continued financial strength of our customers. Some customers may operate with substantial leverage and/or rely on capital-raising to fund their operations and such customers may not have sufficient credit support or the ability to raise capital. If, for example, our customers or potential customers are unable to raise adequate capital to fund their business plans as a result of health pandemics or epidemics, including COVID-19 and future coronavirus or other outbreaks or events with a wide-ranging regional or global impact, or do not have adequate parental support, they may reduce their capital spending, which could materially and adversely affect demand for space on our Tower sites or other infrastructure, which in turn could have a material adverse effect on our financial condition and/or results of operations.

Furthermore, some of our customers have or may become subject to regulatory or other action, which may result in unanticipated levies or fines. For example, in 2018, the CBN alleged improper repatriation by MTN Nigeria Communications PLC, or MTN Nigeria, of $8.1 billion between 2007 and 2015. The CBN, upon review of additional documentation, concluded that MTN Nigeria was no longer required to reverse the historical dividend payments made to MTN Nigeria shareholders. The CBN instructed MTN Nigeria to implement a notional reversal of the 2008 private placement of shares in MTN Nigeria at a net cost of circa ₦19.2 billion—equivalent to $52.6 million (the notional reversal amount). This is on the basis that certain certificates of capital importation, or CCIs, utilized in the private placement were not properly issued. MTN Nigeria and the CBN agreed that they would resolve the matter on the basis that MTN Nigeria would pay the notional reversal amount without admission of liability, and that the CBN would regularize all the CCIs issued on the investment by shareholders of MTN Nigeria, thereby bringing to a final resolution all incidental disputes arising from this matter.

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

In addition, in 2017 Emerging Markets Telecommunication Services Limited, or 9mobile, previously known as Etisalat Nigeria, one of our Key Customers in Nigeria, experienced certain payment issues with lenders, which ultimately resulted in the lenders enforcing their security rights pursuant to the credit agreement over the shares previously held by Etisalat Group (Emirates Telecommunications Group Company PJSC). 9mobile was reportedly sold in a distressed M&A process in November 2018, however, it has since been publicly reported that the international element of the consortium pulled out of the acquisition in early 2019 and the current ownership status remains unclear. 9mobile continues to trade in Nigeria and had a 5.8% market share as of December 31, 2022, down from 9.2% in 2018. While we continue to engage with 9mobile as a regular customer and currently continue to receive payments from 9mobile, 9mobile has failed to make full monthly payments to us in the past and any continued or future failure to make payments (including pursuant to any new arrangements entered into to try and resolve the situation) may result in us not receiving payment of amounts owed to us and further potential renegotiation of contract terms. See “— We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices.” These circumstances may, in turn, have a material adverse effect on our business, prospects, financial condition and/or results of operations. For the years ended December 31, 2022 and 2021, 9mobile accounted for 4% and 6% of our revenue generated, respectively.

In addition, if any of our customers are unwilling or unable to perform their obligations under the relevant tower lease or other customer agreements, including as a result of current and future health pandemics, epidemics, or other outbreaks or events with a wide-ranging regional or global impact, or related events (such as regulatory interventions on pricing to make MNO services more accessible during periods of lockdown or restricted movement or operations), our revenue, financial condition and/or results of operations could be adversely affected. In the ordinary course of our business, we do occasionally experience disputes with our customers, generally regarding the interpretation of terms in our lease agreements. From time to time, we also undertake routine revenue assurance exercises to determine that all customer equipment on site and services being provided to the customers are being accurately invoiced according to our contracts, and occasionally, we locate equipment that we have not previously invoiced to customers that we believe we are contractually able to invoice. Historically, we have sought to resolve these disputes in an amicable manner, and such disputes have not had a material adverse effect on our customer relationships or our business. However, it is possible that such disputes could lead to a termination of our lease agreements with customers, a material modification of the terms of those lease agreements or a failure to obtain new business from existing customers, any of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Furthermore, if we are forced to resolve any of these disputes through litigation or arbitration, our relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenue or increased costs, which may in turn result in a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our customers may fail to meet their payment obligations on a timely basis or at all. Such failures to pay, payment delays or other non-performance may be due to a customer’s insolvency or bankruptcy, a downturn in the economic cycle or factors specific to the relevant customer. For instance, in March 2023, Oi Brazil filed for a new judicial reorganization proceeding, listing our contract related to the GTS SP5 Acquisition among Oi Brazil’s debts. It is currently unclear how any such reorganization proceeding will impact Oi Brazil as a customer. The failure of our customers to meet their payment obligations and/or our inability to find new customers in a timely manner could have a material adverse effect on our financial condition and/or results of operations.

No assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements. While a number of the MLAs with our customers are deemed automatically renewed if not cancelled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, an MLA with a customer in Cote d’Ivoire is up for renewal in the first half of 2023 with renewal discussions ongoing, MLAs with certain customers in Zambia and Rwanda are up for renewal in 2024 and MLAs with certain customers in Nigeria and Zambia are up for renewal in 2025. No assurance can be given that we will be successful in renewing or negotiating favorable terms with these customers, or that we will not be required to enter into interim continuation provisions with these customers if we are unable to agree to renewal agreements prior to the expiry of our current agreements. Any failure to obtain renewals of existing customer lease agreements or failure to successfully negotiate favorable terms for such renewals of or amendments to existing agreements (if sought) could result in a reduction in revenue and, accordingly, have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices.

Our contractual invoicing cycle is typically monthly in arrears or monthly or quarterly in advance, with the contractual payment cycle on average 30 to 60 days post invoice. As of December 31, 2022, we had gross receivables more than 90 days overdue of $42.3 million and held an impairment provision allowance of $25.4 million. While we may continue to pursue our contractual rights in collecting outstanding amounts, should the relevant counterparties be unable to meet their obligations to pay us any such sums in a timely manner, including as a result of current or future health pandemics, epidemics, or other outbreaks or events with a wide-ranging regional or global impact, or related consequences, this could have a material adverse effect on our business, prospects, financial condition and/or results of operations, including planned working capital requirements. In addition, if our customers experience financial difficulties, as a result of regulatory actions, the COVID-19 pandemic or related effects, prolonged economic downturn, inability to raise funds or capital, or for any other reason, we may be unable to collect amounts due under invoices from those customers, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

We and our customers operate in various international markets, particularly in emerging markets such as in Africa, the Middle East and Latin America. As a result, we may, directly or indirectly, be exposed to economic, political and other uncertainties, including risks of:

●	general political and/or economic conditions, including any deterioration thereof, including inflation, impacting our existing or anticipated markets of operation, such as the effects of current and future health pandemics, epidemics, or other outbreaks or events with a wide-ranging regional or global impact, geopolitical conflicts and wars, as a result of situations including the current conflict between Russia and Ukraine, or as a result of changes in the price of commodities, examples of which include the historical declines in copper prices that adversely affected Zambia’s economy or the volatility of oil price markets that have adversely affected economies such as Nigeria’s;
●	civil strikes, acts of war, terrorism, insurrection and incidents of general lawlessness;
●	acts of piracy or vandalism;
●	significant governmental influence over many aspects of local economies;
●	telecommunications regulatory systems and/or competition regimes regulating our or our customers’ services, or our ability to invest further in particular markets as a result of antitrust regimes that may, for example, impact us due to our ultimate shareholders also investing in other, ancillary businesses in the same market or determining our market share is too large, requiring sales of assets or other restrictions that impact our business;
●	laws or regulations that tax or otherwise restrict repatriation of earnings or other funds or otherwise limit distributions of capital;
●	laws or regulations that restrict foreign investment;
●	changes to existing or new tax laws, rates or fees, either generally or directed specifically at the ownership and operation of towers or our international acquisitions, which may also be applied or enforced retroactively;

●	changes to zoning regulations or construction laws, which could also be applied retroactively to our existing sites;
●	expropriation or governmental regulation restricting foreign ownership or requiring divestiture;
●	actions restricting or revoking spectrum or other licenses or suspending business under prior licenses;
●	material site security issues;
●	significant license or permit surcharges;
●	increases in the cost of labor (as a result of unionization or otherwise);
●	seizure, nationalization or expropriation of property or equipment;
●	repudiation, nullification, modification or renegotiation of contracts;
●	limitations on insurance coverage, such as political risk or war risk coverage, in certain areas;
●	political or social unrest, such as tensions between the “Anglophone” and “Francophone” regions of Cameroon;
●	local, foreign and/or U.S. monetary policy and foreign currency fluctuations and devaluations;
●	changes in foreign currency exchange rates;
●	price setting or other similar laws for the sharing of passive communications infrastructure, or requirements to construct new sites in remote or rural areas that are less commercially viable for us;
●	complications associated with repairing and replacing equipment in remote locations, or supply chain issues arising out of global or geopolitical issues, such as operational and transport restrictions as a result of the COVID-19 pandemic or the conflict between Russia and Ukraine;
●	import-export quotas, wage and price controls, imposition of trade barriers;
●	U.S. and foreign sanctions, trade embargoes or export control restrictions;
●	restrictions on the transfer of funds into or out of countries in which we operate, or lack of availability of foreign currency;
●	failure to comply with U.S. Treasury and other internationally recognized sanctions regulations restricting doing business with certain nations or specially designated nationals;
●	failure to comply with anti-bribery, anti-corruption or money laundering laws and regulations such as the Foreign Corrupt Practices Act, the UK Bribery Act or similar international or local anti-bribery, anti-corruption or money laundering laws and regulations, or Office of Foreign Assets Control requirements;
●	uncertain rulings or results from legal or judicial systems, including inconsistencies between and within laws, regulations and decrees, and judicial application thereof, which may be enforced retroactively, and delays in the judicial process;
●	actions, proceedings, claims, disputes and threats brought by governments, regulators, entities or individuals for fees, taxes or other payments, even if meritless or frivolous under applicable law;
●	regulatory or financial requirements to comply with bureaucratic actions;
●	changes to existing laws or new laws, and/or changing labor and taxation laws or policies, including confiscatory taxation;
●	other forms of government regulation and economic conditions that are beyond our control; and

●	governmental corruption.

Any of these or other risks could adversely impact our customers’ and/or our operations, which, in turn, could have a material adverse effect on our business, prospects, financial condition and/or results of operations, as well as our growth opportunities. In particular, a significant portion of our revenue is currently derived from our Nigerian operations (69% of our revenue for the year ended December 31, 2022) , and any such risks materializing within Nigeria in particular may have a significant impact on our business as a whole, including our business, prospects, financial condition and/or results of operations.

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

Our expansion into new geographic markets, such as Latin America, South Africa, Kuwait, Egypt, and other markets we may enter in the future, may present competitive, distribution, regulatory and other challenges that differ from the challenges we face in markets that we have historically operated in. In addition, we may be less familiar with the customers, competitive dynamics (including antitrust concepts or regimes that may be based on our ultimate group shareholding and that may limit our ability to make future investments, due to, for example, our ultimate shareholders also investing in other ancillary businesses in the same market, which regulatory authorities in some markets may view as impacting their antitrust considerations) and regulatory environment in these markets and may ultimately face different or additional risks, as well as increased or unexpected costs, compared to those we experience in our existing markets. Expansion into new geographic markets may also expose us to direct competition with companies with whom we have limited or no past experience as competitors. To the extent we rely upon expanding into new geographic markets and do not meet, or are unprepared for, any new challenges posed by such expansion, our future sales growth could be negatively impacted, our operating costs could increase, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See “Risks Relating to the Markets in which We Operate.”

We and our customers face foreign exchange risks, which may be material.

For the years ended December 31, 2022 and 2021, 51% and 63%, respectively, of our revenue was linked to the U.S. dollar or in euro-pegged currencies. The manner in which this revenue is linked to the U.S. dollar or the euro differs across our MLAs and jurisdictions of operation.

Our U.S. dollar-linked revenue is denominated in U.S. dollars in the relevant MLAs, but paid to us in local currency through contractual mechanisms. In such cases, including the majority of our MLAs in Nigeria, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. Such MLAs typically have U.S. dollar-denominated components and local currency components of pricing, and the U.S. dollar components are converted to the local currency for settlement at a fixed conversion rate for a stated period of time, which conversion rates are reset quarterly, semi-annually or annually. As a result, in the event of devaluation, such as the ones that occurred in June 2016 and March 2020 in Nigeria, there is a risk of a delay between the timing of the devaluation and the next contractual reset, which may be significant. During the period between the date of the devaluation and the date of the reset, all of our revenue (i.e., both revenue that is contractually linked to the U.S. dollar and that is contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward, including in the cases of the June 2016 and March 2020 devaluations in Nigeria. Furthermore, our ability to maintain or enter into such contractually linked foreign exchange protection mechanisms with our current and new customers in the future is not assured, which may in turn reduce our protection against fluctuations in foreign exchange rates and therefore could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

In addition, the conversion rates included in our MLAs may also be different than the rates at which our financial results are translated into U.S. dollars for reporting purposes. If we are required to use a higher rate for accounting purposes than that of our contracts, notwithstanding any underlying performance, it is likely that our financial results for the relevant periods in the future will show a related decline in performance. For example, as described below under “— The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations,” in April 2017 the CBN introduced a new foreign exchange window for investors and exporters, and while the majority of our contracts in Nigeria contain contractually linked foreign exchange protection mechanisms that protect against foreign exchange fluctuations, such contracts historically only protected against changes in the official CBN exchange rate. While we reached  agreement with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which has typically been aligned to the NAFEX rate), should these and similar circumstances arise again or continue to exist (where there is a divergence between the applicable market rate or translation rates for our financial results, and the exchange rate reflected in our contracts with customers), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks, which could materially impact our results of operations. In addition, some of our contracts, particularly in Latin America, South Africa, and Kuwait, are based on local currency pricing with no direct foreign exchange link or conversion mechanism, and therefore any depreciation in local currency rates against the U.S. dollar would similarly impact our financial results when they are translated into U.S. dollars for reporting purposes, notwithstanding any underlying performance.

Certain of our other MLAs have revenue components linked to hard currencies, such as the U.S. dollar or the euro, because the MLAs are in local currencies that maintain a fixed exchange rate, or are “pegged,” to such currencies, such as those in Côte d’Ivoire and Cameroon. In addition, it was announced in 2019 that the CFA Franc used in the West African Economic and Monetary Union (UEMOA), which includes Côte d’Ivoire, and which has a fixed exchange rate to the euro, would be replaced by a new currency called the Eco, and in June 2021, the heads of state of fifteen West African countries, including Côte d’Ivoire, comprising the Economic Community of West African States adopted a roadmap for the launch of the Eco in 2027. If such fixed or linked exchange rates are not maintained or are “de-pegged,” it could result in fluctuations and/or devaluations of these currencies, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Most of our expenses are in the local currencies of the relevant jurisdiction of operation, except for certain of our borrowings, which are predominantly in U.S. dollars. For example, our senior notes with an aggregate principal amount outstanding of $1,940 million as of December 31, 2022 were issued in U.S. dollars. Certain other components of our capital expenditures may also be linked to foreign currency-based pricing elements. Diesel, which is one of our most significant expenses, may be considered as linked to U.S. dollars given the international pricing of oil, and can be paid for in U.S. dollars when purchased offshore or in local currency when purchased locally. See “— Any increase in operating expenses, particularly increased costs for diesel or an inability to pass through or mitigate against increased diesel costs, could erode our operating margins and could have a material adverse effect on our business, prospects, financial condition and/or results of operations.” Should the relevant local currencies depreciate against the U.S. dollar, the cost of buying diesel in the relevant local currency may increase, but the impact on our results is less notable when translated back into U.S. dollars at the higher foreign exchange rate. There may, however, be instances where our suppliers face foreign exchange pressure in the importation of certain materials, or as a result of the exchange rate at which they are able to source (or which applies to items for which charges are based on) foreign currency and import certain materials. This could in turn result in pressure from our suppliers to increase amounts payable by us.

We hold U.S. dollar cash balances in some of our jurisdictions of operation and/or convert local currencies to the relevant foreign currencies for payment obligations. We are also party to certain instruments and/or facilities (such as letters of credit) from time to time, where there may be requirements to hold or deposit foreign-currency linked amounts (including local currency equivalents) to back up debt or other obligations (including, but not limited to, as collateral). Accordingly, we are subject to fluctuations in the rates of currency exchange between the local currencies and the relevant foreign currency, as well as availability to source the relevant foreign currency in the jurisdictions in which we operate, and such fluctuations and/or availability could have a material adverse effect on our business, prospects, financial condition and/or results of operations. We may also be required to post additional foreign-currency linked amounts as collateral or otherwise to reflect such fluctuations. There may also be limited availability of U.S. dollars in the market at the time when we convert the relevant local currency to U.S. dollars, in which case we may need to convert the relevant local currency into U.S. dollars at a less favorable currency exchange rate. See also “Risks Relating to the Markets in which We Operate — Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate could have a material adverse effect on our ability to service our foreign currency liabilities.”

In addition, our major customers may also face foreign exchange risks where their revenue is denominated in local currency, but their costs, including the fees they pay to us, are denominated in, or linked to, a foreign currency such as the U.S. dollar. When the local currency depreciates against the relevant foreign currency (such as the significant depreciation of the Naira against the U.S. dollar, from approximately ₦196.5 to $1.00 as of January 1, 2016 to ₦304.5 to $1.00 as of December 31, 2016, based on the official rate published by the CBN), it may impact the ability of our customers to make payments to us on a timely basis or at all, and our customers may either raise prices for their customers or cut back on capital and operational expenditures, both of which could reduce future demand for our services, or result in requests to renegotiate contract terms with us prior to the relevant MLA end date.

Fluctuations in exchange rates, including volatility related to the COVID-19 pandemic and its effects on the global economy or to geopolitical events including the conflict between Russia and Ukraine, depreciation of local currencies and/or a lack of sufficient availability of hard/international currencies, as required, could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See “— Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility” and “— The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations.”

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

This has been particularly relevant to our operations in Nigeria, where a significant portion of our operations are based. Following the significant depreciation of the Naira against the U.S. dollar in 2016, as described in “Risks Relating to Our Business — We and our customers face foreign exchange risks, which may be material,” in a continuing effort to improve U.S. dollar liquidity in Nigeria and to assist investors and exporters in accommodating foreign exchange transactions, the CBN introduced a new foreign exchange window for investors and exporters in April 2017. This foreign exchange window, which includes the NAFEX rate, currently allows willing counterparties to exchange foreign currency through authorized dealers at a rate that is essentially market driven. This resulted in a situation where there were differing exchange rates in the market and we have been required to regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of the Naira books of our Nigerian operations to U.S. dollars for our consolidated group reporting purposes.

During 2018 and 2019 the CBN official rate was approximately ₦306 to the U.S. dollar while the NAFEX rate was approximately ₦362 to the U.S. dollar. During 2020, the divergence between the two rates decreased as they both depreciated against the U.S. dollar, with the CBN rate and NAFEX rates as of December 31, 2020 being ₦380 and ₦410 to the U.S. dollar, respectively. As of May 31, 2021, the CBN ceased publishing what was the CBN Rate, although with limited impact on us given that the NAFEX rate was the most widely used rate at this time. The CBN now publishes the NAFEX rate on its website, and the NAFEX rates as of December 31, 2022 and December 31, 2021 were ₦461.50 and ₦435.0 to the U.S. dollar, respectively.

The determination of the most appropriate rate to use at the relevant time we produce financial information will depend on a number of factors, including, but not limited to, availability and liquidity in the market generally. The foreign exchange rate that we determine to be the most appropriate for the translation of our results for group reporting purposes may differ from the conversion rates contained within our contracts. For example, from January 1, 2018, the results of our subsidiaries in Nigeria have been translated into our presentation currency, U.S. dollars, at the NAFEX monthly average exchange rate for income and expenses and from December 31, 2017, the assets and liabilities at the NAFEX closing rate at the balance sheet date. Prior to the agreements that we reached with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg, because the NAFEX rate used for accounting purposes had historically been higher than the CBN official rate used in our contracts, notwithstanding any underlying performance, our financial results for the relevant periods would have shown a related decline in performance in case of devaluation of NAFEX where the CBN official rate remained at the same level. While our contracts with certain of our Key Customers in Nigeria have been amended to resolve this anomaly, there can be no assurance that such a divergence between the applicable market rate or translation rate for our financial results, and the exchange rate reflected in our contracts with customers, will not occur again, or that the prevailing market rate on Bloomberg will not diverge from other exchange rates in the market (including NAFEX), which could, in turn, have a material adverse effect on our business, prospects, financial condition and/or results of operations, notwithstanding any underlying performance.

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

A regional or global health pandemic, such as the outbreak of COVID-19, could severely affect our business.

A regional or global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, as a result of the COVID-19 pandemic, governmental authorities around the world implemented various measures to reduce the spread of COVID-19, and such measures adversely affected workforces, supply chains, ability to carry out operations, economies and financial markets and led to an economic downturn in many of our markets. In addition, as a result of the COVID-19 pandemic and its effects on the global economy, depreciation of local currencies and/or a lack of sufficient availability of hard/international currencies, we may experience fluctuations in foreign currency exchange rates in many of the markets in which we operate, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Global deterioration in economic conditions in light of COVID 19 or other global health emergencies or events could adversely and materially affect us and/or our customers through disruptions of, among other things, the ability to procure communications equipment or other supplies through the usual supply chains. For instance, shortages of capacity in shipping may occur and could affect the smooth flow of our and/or our customers’ supply chains, increase transportation costs and/or decrease reliability. Global deterioration in economic conditions in light of the COVID-19 pandemic or similar future outbreaks could also adversely and materially affect the ability of us and/or our customers to maintain liquidity and deploy network capital, with potential decreases in consumer spending contributing to liquidity risks, or even through regulatory interventions or pressure on pricing and services offered that may reduce revenue for periods of time. Any resulting financial difficulties could result in uncollectible accounts receivable or reduced revenue, despite having provided increased services. Resulting supply chain or operational difficulties (including site access) may also result in us being unable to meet the service level agreement targets under our MLAs. See “— We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to effectively maintain our tower infrastructure.” The loss of significant Tenants, or the loss of all or a portion of our anticipated Contracted Revenue from certain Tenants, could have a material adverse effect on our business, financial condition and/or results of operations.

In the past, governments have taken, and may in the future take, unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability and the ability of our customers to raise capital, if needed, on a timely basis and on acceptable terms or at all.

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

The existing and future execution of our strategic and operating plans will, to some extent, be dependent on external factors that we cannot control, such as changes in the tower infrastructure industry or the wider communications industry, particularly in the various jurisdictions in which we operate and may seek to operate in the future, changes in budgets of or demand from our current or potential customers for tower and other communications infrastructure services, international legislative and regulatory changes, changes in regional security or the economy of the countries in which we operate, changes in fiscal and monetary policies, the availability of additional tower and other communications infrastructure portfolios for acquisition and restrictions or other limitations relating to foreign direct investment or foreign ownership in particular markets (including, among other things, events such as inflation, geopolitical instability, health pandemics or epidemics, including COVID-19 or other outbreaks, or events with a wide-ranging regional or global impact, accelerating the implementation of any such measures or giving rise to such factors). For example, high tariffs charged to users in the countries in which we operate compared to certain other countries in which we do not operate, may impede or slow the growth of the communications industries in the countries in which we operate and, in turn, our business.

We may be unable to implement our strategy relating to the construction of New Sites and deployment of other communications infrastructure. See “— Our ability to construct New Sites or to deploy other communications infrastructure depends on a number of factors, many of which are outside of our control.”

Our ability to increase the number of Colocations and Lease Amendments on each Tower that we own across our portfolio is a key factor contributing to our growth and a key part of our strategy in the markets in which we operate. If we are unable to increase the number of Colocations and Lease Amendments on our Towers, either due to a lack of available space or from reduced customer demand, if we are unable to accurately assess and invoice customer equipment on our sites, or if we are unable to implement or achieve our other strategic plans or targets and key performance indicators, we may not achieve the revenue, margins or earnings that we need to grow or to offset the impact of any adverse economic conditions that may develop in the future.

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

In addition, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. We may deploy strategic plans that ultimately do not achieve our initial expectations, particularly as they relate to entering new markets, acquiring assets or deploying growth capital. Incorrect initial assumptions or the failure to implement and execute our strategic and operating plans in a cost-effective and timely manner, or at all, realize the cost savings or other benefits or improvements associated with such plans, or have financial resources to fund the costs associated with such plans or to incur costs in excess of anticipated amounts, or sufficiently assess and reassess the plans (including, in each case, as a result of challenges that may be posed or arise as a result of operating companies in which we may not have a majority of the economic or share ownership, whether in terms of operational or further commensurate funding challenges or otherwise), could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Further, successful execution of our business plan will require effective management of growth, which may include acquisitions. The management team, operational systems and internal controls currently in place or to be implemented may not be adequate for such growth, and the steps taken to hire personnel and to improve such systems and controls may not be sufficient. If we are unable to grow as anticipated, manage our growth effectively or successfully integrate any acquisitions (including their information technology or finance systems into our control environment), it could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See Item 4.B. “Business Overview — Our Strategy” for further information on our key strategies.

Moreover, investors and other stakeholders, including regulators, are or may become increasingly focused on our sustainability or environmental, social and governance initiatives, including our plans to reduce diesel consumption. There can be no assurance we will be able to execute such strategies or deliver on projections or targets. For more information, see “— Increased attention to, and evolving expectations for, sustainability and environmental, social, and governance (“ESG”) initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.”

We rely on third-party contractors for various services and any disruption in or non-performance of those services would hinder our ability to effectively deploy or maintain our infrastructure.

We engage third-party contractors to provide various services in connection with the site acquisition, construction, supply of equipment and spare parts, access management, security and preventative and corrective maintenance of tower sites, as well as power management, including the supply of diesel to certain of our sites, sometimes with a small number of contractors in the relevant jurisdiction. For example, we have outsourced power management, refurbishment, operations and maintenance and security functions for certain of our sites in Nigeria to certain key suppliers and may continue to do so in other markets (including any new markets which we may enter). Their power management functions include the supply of diesel to and deployment of alternative power technologies, such as hybrid and solar power technologies, on certain sites, to help reduce diesel consumption to a contracted volume. Across our 11 markets, as of December 31, 2022, we outsourced certain operations and maintenance activities at 77% of our Towers. We are exposed to the risk that the services rendered by our third-party contractors will not always be available, satisfactory or match our and/or our customers’ targeted quality levels, as well as the risk that they may otherwise be unable to perform their obligations to some extent or at all, including as a result of labor disputes, insolvency, operational, access or transport restrictions or other limitations related to global or regional health events or outbreaks (such as COVID-19), geopolitical events including the conflict between Russia and Ukraine, or other events resulting in the imposition of economic or trade sanctions, export controls or similar restrictions. As a result, we may experience interruptions in our ability to provide services, our customers may be unsatisfied with our services, and we may be required to pay certain financial penalties under our contracts, or our customers may terminate their contracts in the event of a material breach, any of which could have a material adverse effect on our reputation and brand, as well as our business, prospects, financial condition and/or results of operations.

Additionally, over the past few years the U.S. government has imposed economic and trade sanctions and export control restrictions on a number of entities in China, including certain China-based technology companies (such as Huawei Technologies Co., Ltd., or Huawei, and certain of its affiliates), with whom we conduct business, It is possible that, in the future, there may be additional regulatory challenges or enhanced trade-related restrictions targeting Huawei or other China-based technology companies. Such potential restrictions or sanctions, as well as any associated inquiries or investigations or any other government actions, may be difficult or costly to comply with and may, among other things, delay or impede the development of the technology, products and solutions of China-based third-party contractors and/or suppliers with whom we are currently engaged or may become engaged with and hinder the stability of the supply chains of such contractors and suppliers, any of which may have a material adverse effect on our business, financial condition and/or results of operations.

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

We rely on third-party suppliers for the supply of diesel, materials, equipment and other goods, and any disruption in the provision of those goods would hinder our ability to effectively deploy or maintain our infrastructure.

We rely on third parties for supply of various materials, equipment and other goods or items to support our operations, including the supply of diesel, which is critical, as many of the markets in which we currently or may, in future, operate (including, in particular, those in Africa and certain markets in the Middle East) have limited or unreliable power grid connectivity (including due to the impact of seasonal extreme weather conditions), thereby resulting in a heavy reliance on alternatives such as diesel-powered generators. Given the importance of diesel for our operations, we may purchase diesel in large quantities which is then stored at our facilities. This supply could be disrupted by events that are beyond our control, including, for example, in light of COVID-19 or any future coronavirus or other outbreaks or events with a wide-ranging regional or global impact, or events such as those related to political instability, including, for example, in connection with the conflict between Russia and Ukraine. While we aim to purchase diesel from reputable third parties that can provide a consistent supply of diesel of appropriate quality, we also cannot control the ultimate source of the diesel provided by such suppliers or any alteration in the quality of the product at the point of receipt (such as adulteration or theft of products during the delivery period).  While we maintain planning, monitoring and logistics systems including bulk storage facilities aimed at providing a consistent supply of diesel to sites, scarcity of diesel, lack of available trucks, labor disputes, queues and other issues at fuel depots and security concerns at certain sites, and fire, among other things, including the impact of climate change or related initiatives, have in the past and may in the future, cause this supply to be disrupted. Disruption in the supply of diesel or diesel quality not meeting our requirements would impede our ability to continue to power our sites and adversely affect power uptimes. Widespread or long-term disruption in the supply of diesel may result in us being unable to meet the service level agreement targets under our MLAs, and in some cases we would be required to shoulder resultant financial penalties, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We also rely on third-party suppliers for many of the other materials, equipment and goods necessary to operate our business, including batteries, solar panels, and fiberoptic cable. The failure of suppliers to supply equipment in a timely manner or on commercially reasonable terms could delay our plans to expand our business and otherwise increase our costs. Our orders with certain of our suppliers may represent a very small portion of their total orders. As a result, they may not give priority to our business, leading to potential delays in or cancellation of our orders. If any single-source supplier were to fail to supply our needs on a timely basis or cease providing us with equipment, we would be required to locate and contract with substitute suppliers. We may have difficulty identifying a substitute supplier in a timely manner and/or on commercially reasonable terms. If this were to occur, our business and operations could be harmed. In addition, adverse economic conditions, such as recent supply chain disruptions and labor shortages and persistent inflation, have impacted, and may continue to adversely impact our suppliers’ ability to provide us with materials and equipment, which may negatively impact our business. These economic conditions make it more difficult for us to accurately forecast and plan our future business activities.

Additionally, there are increasing regulations and expectations in various jurisdictions that companies monitor the environmental and social performance of their suppliers, including compliance with a variety of labor practices, as well as consider a wider range of potential environmental and social matters. Compliance can be costly, require us to establish or augment programs to diligence or monitor our suppliers, or, in certain cases, to design supply chains to avoid certain regions altogether. Failure to comply with such regulations can result in fines, reputational damage, or otherwise adversely impact our business.

Our Contracted Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.

Our Contracted Revenue disclosed in this Annual Report represents our estimate of the lease fees to be received from existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s current contractual term and lease fees to be received from Key Customers where we provide access to fiber access to an OLT for the remainder of the relevant contractual term, as of December 31, 2022. Our Contracted Revenue is based on certain estimates and assumptions, such as constant foreign exchange rates, no escalation of lease fees despite contractual provisions in our MLAs in that regard, no new tenants or new Lease Amendments added, no amendments to our existing MLA terms and no Churn. Unanticipated events may occur that could adversely affect the actual results achieved by us during the periods to which these estimates relate, causing some or all of the actual results to deviate from our estimates and assumptions, which in turn could have a material adverse effect on our business, financial condition and/or results of operation.

Any increase in operating expenses or costs, particularly increased costs for diesel or ground lease costs, or an inability to pass through or mitigate against such costs, could erode our operating margins and could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our primary operating expenses include diesel fuel, site maintenance and security, salaries of engineers and security personnel, fees for licenses and permits and insurance. In addition, we incur ground lease costs and the continued development, expansion and maintenance of our tower site infrastructure requires ongoing capital expenditure. There is no assurance that our operating expenses, including those noted above, will not increase in the future or that we will be able to successfully pass any such increases in operating expenses to the customers. For example, we require a substantial amount of diesel to power our tower site operations. For the year ended December 31, 2022, the cost of power generation, which includes diesel, haulage and minimal electricity, accounted for 36.2% of our cost of sales, as compared to 29.4% of our cost of sales for the year ended December 31, 2021.

Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including the impact of the COVID-19 pandemic, geopolitical tensions, including, for example, in connection with the conflict between Russia and Ukraine and the related economic sanctions, and/or climate change or related initiatives, and we are only able to pass through a component of the fuel costs at our sites to our customers under the terms of certain of our contracts. We therefore remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly. Further, our attempts to reduce power costs through the deployment of DC generators, hybrid battery and solar technologies, while presently successful, may not be successful in the future.

Our ground lease costs are for a fixed duration, typically a 10-to-15-year term, paid for either on a monthly or quarterly basis or in advance for a multi-year portion of the overall term of the lease. Approximately 20% of our ground leases are due for renewal within the next 24 months. The renewal of a large proportion of our tower portfolio ground leases within a particular year requires a significant upfront rent payment made upon such renewal, which in turn could increase our cash outflows for that particular year. Any increases in operating expenses or lease costs referred to above would reduce our operating margins and may have a material adverse effect on our business, prospects, financial condition and/or results of operations.

If we are unable to renew and/or extend our ground leases, or protect our rights to access and operate our Towers or other communications infrastructure assets, it could have a material adverse effect on our business and operating results.

Our site portfolio consists primarily of ground-based towers constructed on land that is leased under long-term ground lease agreements. As of December 31, 2022, approximately 88% of the sites in our portfolio were operated under ground leases on land that we do not own. For sites on leased land, approximately 42% of the ground leases have an expiration date before the end of 2027 and, as of December 31, 2022, the average remaining life of our ground leases was 8.5 years.

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

Real property interests relating to Towers consist primarily of leasehold interests, which in some cases relate to sites for which special access arrangements may be required, such as Towers located on or near airports, government facilities or rooftops. For various reasons, we may not always have the ability to access, analyze and verify all information regarding titles and other issues prior to entering into a ground lease, or we may be unable to contractually agree to amendments in relation to sensitive site access issues, all of which could affect the rights to access and operate the site. From time to time, we may also experience disputes with lessors regarding the terms of ground leases, which could affect our ability to access and operate a tower site. The termination of a ground lease may interfere with our ability to operate and generate revenue from the Tower. If this were to happen at a material number of sites, it would have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our ability to access and operate our Towers or other communications infrastructure may also rely on right of use or other similar agreements with third parties. In the event that we cannot renew or continue to exercise our rights under these agreements, we will be required to dismantle and/or relocate these Towers or other communications infrastructure assets, and may lose the cash flows derived from such assets, which may have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We may experience the loss of tenancies and/or customers, and are exposed to the loss of revenue from the failure or acquisition of any customer or customer consolidation.

If we were to experience a loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for a customer on a site in any particular period, we would face what is known as Churn. For example, Tenants may determine that demand has changed in a particular area and they no longer need tower infrastructure at certain sites. A Tenant may Churn if the MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Similarly, certain customers may be acquired, experience financial difficulties or cease operations as a result of technological changes or other factors, including the COVID-19 pandemic and resulting effects (or any future coronavirus or other outbreaks or events with a wide-ranging regional or global impact), which could result in renewal on less favorable terms, cancellation or non-renewal of our tenancy agreements. We experienced Churn of 603 and 1,283 Tenants for the years ended December 31, 2022 and 2021, respectively. Other than a customer Churning at the end of its term, limited termination clauses may apply pursuant to the relevant MLA. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty, and customers with no such right could use their negotiating power in the future to request the ability to Churn certain tenancies. If customers terminate or fail to renew customer lease agreements with us (either on commercially acceptable terms, or at all), are acquired or, become insolvent, or otherwise become unable to pay lease fees, the loss of such customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Demand for tower space is dependent principally on demand from wireless communications carriers, which, in turn, is dependent on subscriber demand for wireless services. Most types of wireless services currently require ground-based network facilities, including communications sites for transmission and reception. The extent to which wireless communications carriers lease such communications sites depends on a number of factors beyond our control, including the level of demand for such wireless services, the availability of spectrum frequencies, the financial condition and access to capital of such carriers, changes in telecommunications regulations and general economic conditions, as well as factors such as geography and population density. In addition, if our customers or potential customers do not have sufficient funds from operations or are unable to raise adequate capital to fund their business plans or face other financial issues, they may reduce their capital spending, which could adversely affect demand for space on our towers, which in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Further, there can be no assurances that 3G, 4G , 5G, advanced wireless services in any other spectrum bands or other new wireless technologies will be deployed or adopted as rapidly as estimated or that these new technologies will be implemented in the manner anticipated or at all. Additionally, the demand by consumers and the adoption rate of consumers for these new technologies once deployed may be lower or slower than anticipated, particularly in emerging and less developed markets such as those in which we operate or may operate in the future. We may also need to adapt our business model to new technologies such as 5G and the resulting change to products and services we offer, as well as to changing customer or local or regulatory requirements, such as increasing construction of new sites and infrastructure expansion in remote or rural areas, which may be less commercially viable or more technologically or operationally challenging for us (including potentially as a result of needing to contemplate elements of active communications equipment or revenue share models within our business or operating model). These factors could adversely affect our growth rate since growth opportunities and demand for our tower space as a result of such new technologies may not be realized at the times or to the extent anticipated, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

New technologies designed to enhance the efficiency of wireless networks and potential active sharing of the wireless spectrum could reduce the need for tower-based wireless services and could make our tower infrastructure business less desirable to or necessary for Tenants and result in decreasing revenue.

The development and implementation of new technologies designed to enhance the efficiency of wireless networks or the implementation by MNOs of potential active sharing technologies could reduce the use of and need for tower-based wireless services transmission and reception and could decrease demand for tower-based antenna space and ancillary services we provide. For example, new technologies that may promote network sharing, joint development, or resale agreements by our wireless service provider customers, such as signal combining technologies or network functions virtualization, may reduce the need for our wireless infrastructure, or may result in the decommissioning of equipment on certain sites because portions of the customers’ networks may become redundant. In addition, other technologies and architectures, such as WiFi, DAS, femtocells, other small cells, or satellite (such as low earth orbiting satellite systems capable of providing internet coverage, including the service recently commenced by Starlink in Nigeria) and mesh transmission systems may, in the future, serve as substitutes for, or alternatives to, the traditional macro site communications architecture that is the basis of substantially all of our site leasing business. Additional examples of such new technologies might include spectrally efficient technologies which could potentially relieve some network capacity problems, or complementary voice over internet protocol access technologies that could be used to offload a portion of subscriber traffic away from the traditional tower-based networks, which would reduce the need for telecommunications operators to add more tower-based antenna equipment at certain tower sites. MNOs in European markets have implemented active sharing technologies in which MNOs share the wireless spectrum and, therefore, need fewer of their own antennas and less tower space for such equipment. Moreover, the emergence of alternative technologies could reduce the need for tower-based wireless services transmission and reception. For example, the growth in delivery of wireless communication, radio and video services by direct broadcast satellites could materially and adversely affect demand for our antenna space, or certain alternative technologies could cause radio interference with older generation tower-based wireless services transmission and reception. As a result, the development and implementation of alternative technologies to any significant degree could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

We believe that competition in the tower infrastructure industry in emerging and less developed markets (including markets such as Africa, the Middle East and Latin America) is based on, among other things, power management expertise, tower location, relationships with telecommunications operators, tower quality and height, pricing and ability to offer additional services to tenants and operational performance, as well as the size of a company’s site portfolio and its ability to access efficient capital. We believe we are the market leader in Africa by tower count as of December 31, 2022, with 30,845 towers. ATC is our primary competitor in Africa among independent tower companies, including in Nigeria and South Africa , and Helios Towers Plc and SBA are other notable competitors in Africa. In Brazil, the competitive landscape is wider as of December 31, 2022, with ATC and SBA owning more towers than we do as of December 31, 2022, and numerous smaller tower companies of similar size to or smaller than our business. The Brazilian and South African competitive landscape presents opportunities for consolidation. We also compete to a lesser extent with telecommunications operators who have retained their own towers and continue to manage them and make them available for Colocation. In certain circumstances, we also compete with owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers. In addition, there may be increased competition in the future from other independent tower companies operating in, or that may enter, our markets. In particular, we may face competition in Latin America from other independent tower companies who may have a substantially larger site portfolio or have operated in the region for a longer period of time than we have.

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

A key element of our growth strategy has been to increase our tower portfolio through acquisitions, and we expect to continue to make acquisitions in the future, including in new geographic markets and/or adjacent communications infrastructure verticals. In 2020, we completed the acquisition of towers in Kuwait, Brazil, Peru and Colombia. In 2021 we completed the acquisition of towers in Brazil and Colombia, acquired TIM Brasil’s secondary fiber network infrastructure and signed the Egypt Transaction. In 2022 we completed the acquisition of towers in South Africa and Brazil. There can be no assurance that we will be able to identify suitable acquisition candidates in the future or acquire them on acceptable terms, including due to increased competition for attractive acquisition opportunities in the relevant markets, or that any particular acquisition or investment will perform as anticipated in our investment appraisals or related targets. Additionally, we rely on our due diligence of the acquired assets or business and the representations and financial records of the sellers and other third parties to establish the anticipated revenue and expenses and whether the acquired assets or business will meet our internal guidelines for current and future potential returns. Given the nature of the individual assets which are numerous and geographically diverse, it can be difficult to conduct effective physical diligence on these, which is typically conducted by way of a sample audit. In addition, we may not always have the ability to analyze and verify all information regarding title, access and other issues regarding the land underlying acquired towers. The condition of the assets can also deteriorate significantly during the period prior to closing (and after physical site audits) because sellers may reduce operating and capital expenditure on such towers.

Moreover, we may incur significant costs during the evaluation and consideration of new investment opportunities or the pursuit of such acquisitions, which are often conducted through competitive auction processes. Tower portfolio or other asset acquisitions typically take a considerable period of time to sign and close and usually close in stages, but can involve up-front investments that cannot be recovered regardless of whether the transaction is successfully completed. Tower portfolio or other asset acquisitions are subject to certain customary conditions precedent and closing these transactions will generally depend on whether certain conditions precedent are satisfied, such as regulatory approvals. In the event that conditions precedent are not satisfied or are not satisfied in a timely manner, we have been in the past and may in the future be unable to acquire certain tower portfolios or other assets, or closings (and therefore operations and revenue) may be delayed, while, in each case, incurring associated or continuing transaction costs. We may also at any time be participating in one or multiple sale or acquisition processes across various markets and continents (which may include processes in Africa, the Middle East, Latin America, Southeast Asia or other markets with different counterparties). Given the confidential nature of such processes the details of these would only be available once we have been selected as the preferred candidate and reached agreement on terms with the counterparty. We may also be unable to succeed in the processes (or any of them) in which we participate or reach an agreement on terms with the counterparty should we be selected as the preferred candidate. Given the often-varying transaction structures of these communications infrastructure sales or acquisitions, we often have little or no control on the timing of such processes.

We may be required to rely on the financial and operational representations, warranties and undertakings (including any indemnity) of sellers. If: (i) records with respect to the acquired assets are not complete or accurate, (ii) we do not have complete access to, or use of, the land underlying the acquired towers, (iii) we discover that the towers or other communications infrastructure have structural issues (such as overloading) (iv) the towers or other assets do not achieve the financial results anticipated, or (v) there are historic liabilities attaching to the acquired assets that we are unable to successfully recover under an indemnity, it could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Furthermore, some sellers may or may not have the financial capacity to support a subsequent claim against them. While we acquire representation and warranty insurance in some of our transactions, such policies typically contain certain exclusions that would limit our ability to recover certain losses.

In addition, the process of integrating acquired assets or businesses into our operations has resulted in and may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Even if we are successful in completing one or more acquisitions, the failure to adequately address the financial, operational or legal risks of these transactions could harm our business. We also may incur unexpected or contingent liabilities in connection with acquisitions. We may also be unable to retain or replace key personnel of an acquired business, or recruit key personnel in the case of acquired assets, which could reduce the value of the acquisition and prevent us from realizing our strategic goals. In certain instances, including pursuant to the TIM Fiber Acquisition and the MTN SA Acquisition, we may also rely on transition services arrangements with external parties to support the operation of acquired assets while they are fully integrated. These risks may be exacerbated in material acquisitions. Further, such material acquisitions may exacerbate the risks inherent with our growth strategy, such as (i) an adverse impact on our overall profitability if the acquired towers or business does not achieve the financial results estimated in our valuation models, (ii) unanticipated costs associated with the acquisitions that may impact our results of operations for a period, (iii) increased demands on our cash resources or increased debt on our balance sheet that may, among other things, impact our ability to explore other opportunities, (iv) undisclosed and assumed liabilities that we may be unable to recover, (v) increased vulnerability to general economic conditions, (vi) an adverse impact on our existing customer relationships, (vii) additional expenses and exposure to new regulatory, political and economic risks if such acquisitions were in new jurisdictions and (viii) diversion of managerial attention.

Furthermore, our international expansion initiatives are subject to additional risks such as complex laws, regulations and business practices that may require additional resources and personnel. There can be no assurance that we will be successful in integrating acquisitions or new businesses into our existing business or be able to fully recognize the anticipated benefits of towers or businesses that we acquire, and failure to do so could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Management has identified material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations.

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of internal control over financial reporting.

In connection with the audit of our consolidated financial statements, we identified three material weaknesses in our internal control over financial reporting (see Item 15. “Controls and Procedures”) and, accordingly, concluded that our internal control over financial reporting was not effective as of December 31, 2022. Under PCAOB standards, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We have been working to remediate these material weaknesses as quickly and efficiently as possible (see Item 15. “Controls and Procedures”). However, we cannot assure you that the measures we have taken to date or that we are taking will be sufficient to remediate in their entirety the material weaknesses we identified or avoid the identification of additional material weaknesses in the future. We cannot provide an estimate of the time required or costs expected to be incurred in connection with implementing a remediation plan. Remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. If we are unable to successfully remediate these material weaknesses or if new material weaknesses arise in the future, and if we are unable to produce accurate and timely financial statements, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements whether due to error or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additionally, as we now qualify as a large accelerated filer, we must include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.  Based on the material weaknesses identified as of December 31, 2022, our independent registered public accounting firm issued an adverse opinion with respect to internal control over financial reporting as of December 31, 2022 (see Item 18. “Financial Statements”). In addition, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE on which our ordinary shares are listed. If we do not maintain an effective system of internal control over financial reporting in the future, or otherwise adequately comply with the requirements of Section 404 of the Sarbanes Oxley Act, our independent registered public accounting firm may in the future identify a significant deficiency or material weakness in our internal control over financial reporting, and again issue an adverse opinion with respect to internal control over financial reporting.

As a result of misstatements or restatements in our financial statements or adverse assessment by management or our independent registered public accounting firm about the effectiveness of our internal controls, we may have to delay our filings of our financial statements, and there could be an adverse reaction to the financial statements or the Company due to a loss of confidence in the reliability of our financial statements which could materially adversely affect our business, prospects, financial condition and/or results of operations, and could also cause the price or trading volume of our ordinary shares to decline and there could be a delay in delivering financial statements, which may result in a default under agreements governing our indebtedness.

Our ability to construct New Sites or to deploy other communications infrastructure depends on a number of factors, many of which are outside of our control.

Our ability to construct New Sites or to deploy other communications infrastructure in new or existing markets is affected by a number of factors beyond our control, including the availability of and access to suitable land that meets our requirements, including those of the initial customer, and the availability of construction equipment and skilled construction personnel. Delays brought on by a number of factors could also adversely affect our ability to deliver New Sites or to deploy other communications infrastructure in a timely and cost-effective manner, particularly in connection with timelines contractually agreed with customers. There can be no assurance that:

●	we will be able to enter into identified new markets in which we intend to deploy New Sites or other communications infrastructure;
●	every individual New Site or other communications infrastructure asset will be commercially viable or meet our investment criteria;
●	we will be able to overcome setbacks to new construction, including local opposition;
●	we will be able to maintain relationships with the regulatory authorities and to obtain any required governmental approvals for new construction;
●	the number of towers or other infrastructure planned for construction will be completed in accordance with the requirements of customers;
●	there will be a significant need for the construction of new towers or other communications infrastructure;
●	we will be able to agree to favorable revenue share models with our customers or other parties that make constructing new rural sites economical for all parties;
●	we will be able to finance the capital expenditures associated with construction or deployment of New Sites or other communications infrastructure;
●	we will be able to import the equipment necessary for the construction or deployment of New Sites or other communications infrastructure;
●	we will be able to purchase and/or import components necessary for the construction or deployment of New Sites or other communications infrastructure, including steel and fiber, or purchase such components at expected prices or that such components will be delivered in a timely fashion; or
●	we will be able to secure rights or access to the land necessary to execute customer orders for New Sites or other communications infrastructure.

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

Increased attention to, and evolving expectations for, sustainability and environmental, social, and governance (“ESG”) initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Expectations regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) or commitments, such as our Carbon Reduction Roadmap, to improve the ESG profile of our company and/or offerings or respond to stakeholder demand, such initiatives or achievement of such commitments may be costly and may not have the desired effect. Our estimates and projections regarding the implementation of such initiatives and goals, and the savings achieved from their implementation, are subject to various risks and uncertainties. For example, we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Our ESG efforts may also include the adoption, or expansion, of certain ESG practices or policies, which may require us to expend additional resources to implement or to forego certain business opportunities to the extent others in our value chain do not meet pertinent requirements of such policies. By contrast, any failure, or perceived failure, to conform to such policies could have an adverse impact on our reputation and business activities. Moreover, actions or statements that we take are in many cases based on expectations, assumptions, or third-party information, which may require substantial discretion and forecasts about costs and future circumstances. While we currently believe such expectations, assumptions, and third-party information to be reasonable, it may subsequently be determined to be erroneous or be subject to misinterpretation. Even if this is not the case, our current efforts may subsequently be determined to be insufficient by various stakeholders, and we may be subject to various adverse consequences or investor or regulator engagement on our ESG initiatives and disclosures, including potential enforcement and litigation, even if such initiatives are currently voluntary. Our performance may be subject to greater scrutiny as a result of our announcement of any goals or policies and the publication of our performance against the same.

Moreover, despite the voluntary nature of such efforts, we may receive pressure from external sources, such as lenders, investors or other groups, to adopt more aggressive climate or other ESG-related initiatives; however, we may not agree that such initiatives will be appropriate for our business, and we may not be able to implement such initiatives because of potential costs or technical or operational obstacles. Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, customers, or business partners, which may adversely impact our operations. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, the SEC has proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. This and other stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Such ESG matters may also impact our suppliers and customers, which may compound or cause new impacts on our business, financial condition or results of operations, including risks which may not be known to us.

We rely on key management personnel and any inability to recruit, train, retain and motivate key employees could have a material adverse effect on our business.

We believe that the current management team contributes significant experience and expertise to the management and growth of the business. The continued success of the business and our ability to execute our business strategies in the future will depend in large part on the efforts of key personnel particularly Mr. Darwish, our Chairman and Group Chief Executive Officer, and our other senior officers, each of whose services are critical to the success of our business strategies. There is also a shortage of skilled personnel in the communications infrastructure industry in the markets in which we operate, which we believe is likely to continue. As a result, we may face increased competition for skilled employees in many job categories from tower companies, communications operators and new entrants into the communications infrastructure industry and this competition is expected to intensify. Although we believe our employee salary and benefit packages are generally competitive with those of our competitors, if our competitors are able to offer more generous salary and benefit packages in the future, we may face difficulties in retaining skilled employees. In addition, we have at times experienced a loss of personnel due to migration from the markets in which we operate. An inability to successfully integrate, recruit, train, retain and motivate key skilled employees could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We have incurred and may continue to incur losses.

We incurred losses of $470 million and $26 million for the years ended December 31, 2022 and 2021, respectively. Our losses were principally due to depreciation and amortization and finance costs, which includes realized and unrealized losses from foreign exchange movements, in each respective year. As a result of our acquisitions and exposure to foreign exchange movements, we expect our depreciation and amortization and finance costs to continue to be significant and may increase as a result of our planned growth strategy or foreign exchange volatility. If we incur losses in the future, it could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Although we generally seek and obtain the requisite federal, national, state and/or local approvals prior to the commencement of tower construction, it is often unclear whether certain, particularly local, permits are required and, in some circumstances, local authorities have imposed permit requirements retrospectively. In instances where we acquire assets from third parties, the prior owners of those assets may not have had the requisite federal, national, state and local approvals for certain of the sites we are acquiring. There is sometimes a long lead-time required for processing applications for approvals and licenses from the local authorities, including construction and building permits required from certain state authorities to construct or build any structure and environmental approvals. See Item 4.B. “Business Overview  — Permits and Regulation — License to operate.” Although we make payments in relation to the relevant permits when required, the delay encountered in receiving the permits, licenses or certificates means that we may, therefore, in limited instances, proceed with and complete tower construction and base transmission sites installation for Tenants before all required approvals and licenses have been formally issued by local authorities. As we look to expand our offering to further include services like fiber connectivity, rural offerings and other verticals, we may be subject to increased regulatory, license and permit obligations (including in respect of active telecommunications elements that may comprise part of the arrangements with customers, such as for rural offerings, which may be based on an “open RAN” architecture). We may or may not be able to meet any and all such obligations.

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

Additionally, certain authorities have recently become more aggressive in setting of permit fees, the enforcement of permits and collection of payments, or may become more so in the event the profile of a business is perceived to have increased. In an extreme case, local authorities may prevent us from entering our sites or demand that we dismantle the unlicensed towers, which has occurred in certain limited cases. For example, in Nigeria, it was publicly reported in 2019 that the NCAA threatened to decommission and dismantle a number of Glo towers for safety violations including failure to obtain the statutory aviation height clearance certificate. It is reported that while no towers were ultimately decommissioned or dismantled by the NCAA, this was due to the affected operators complying with demands. In addition, in December 2019 the Federal Capital Development Authority, or FCDA, stopped the issuance of permits to communications infrastructure companies in the Federal Capital Territory while it sought to review and increase fees. The FCDA briefly resumed issuing new permits in 2021 which, following a further stoppage, resumed again during 2022 following the intervention of the regulator, the Nigerian Communications Commission, or NCC. However, while permit issuance may have resumed, the final outcome of the intervention is still awaited. During previous periods when new permit issuances were on hold, the development and expansion of our business operations in Abuja (where we had 648 Towers as of December 31, 2022) was impacted, which consequently impacted the quality of service of remaining towers in operation in the area. If we are required to pay additional levies, penalties or fees, or relocate a material number of our Towers and cannot locate replacement sites that are acceptable to our customers, this could adversely affect revenue and cash flow, which in turn could have a material adverse effect on our reputation, business, prospects, financial condition and/or results of operations.

Our business is subject to regulations, including those governing telecommunications, as well as the construction and operation of Towers, and any changes in current or future laws or regulations could restrict our ability to operate our business.

Our business, and that of our customers, is subject to national, state and local regulations governing telecommunications as well as the construction and operation of Towers. These regulations and opposition from local zoning authorities and community organizations against construction in their communities could delay, prevent or increase the cost of new tower construction, modifications, additions of new antennas to a site, or site upgrades, thereby limiting our ability to respond to customer demands and requirements. In addition, certain licenses and permits for the operation of Towers may be subjected to additional terms, conditions or fees/levies (which may be new and unexpected, as a consequence, for example, of a perceived increase in a business’s profile or growth) or new permits imposed on existing sites, with which we cannot comply. As public concern over tower proliferation has grown in recent years, including as a result of concerns about alleged health risks, some communities now also try to restrict tower construction, delay granting permits or require certain towers to be dismantled and relocated. On the other hand, governments and regulators may impose additional requirements on businesses such as ours or our customers based on wider socio-economic considerations, including, potentially, requirements to construct new sites in more remote or rural areas (or regulatory actions or pressure on pricing or packages on our customers or us, including potentially imposition of local currency pricing, as may have been seen in some markets) to increase geographical and network coverage to larger parts of a population (which may be less commercially viable for us) or make services available at lower or fixed tariffs. Existing regulatory policies and changes in such policies may materially and adversely affect the associated timing or cost of such projects and/or the costs attributable to our usual business operations, and additional regulations may be adopted which increase delays, or result in additional costs, or that prevent completion of projects in certain locations. As we look to expand our offering to further include services like fiber connectivity, rural offerings and other verticals, we may be subject to increased regulatory, license and permit obligations (including in respect of active telecommunications elements that may comprise part of the arrangements with customers, such as for rural offerings which may be based on an “open RAN” architecture). We may or may not be able to meet any and all such obligations. Any imposition of new regulations, fees or levies, or failure to complete new tower construction, modifications, additions of new antennas to a site, or site upgrades could harm our ability to add additional site space and grow our business, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our operations are also subject to various other laws and regulations that affect our business, such as those related to labor, tax, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and anti-bribery, corruption and money laundering. We or our employees, subcontractors or agents could take actions that might violate any of these requirements. Violations, or alleged violations, of any such laws or regulations could subject us to criminal or civil enforcement actions and adversely affect our reputation, any of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We may seek to raise financing to fund future growth opportunities or operating expense reduction strategies and the inability to do so may adversely affect our ability to implement our business strategy.

We may seek to raise financing to fund future growth opportunities, or operating expense reduction strategies, including debt and equity financing. Our ability to secure future debt or equity financing in amounts sufficient for strategic growth or cost reduction opportunities could be adversely affected by many factors, including achieving the requisite shareholder support for certain equity financing. If our revenue declines, we may not be able to raise additional funds through debt or equity financing (or any debt or equity financing may not be on acceptable terms). Moreover, restrictive debt covenants under current and future indebtedness may limit our ability to raise any such further financing (or refinance existing financing) and also our ability to support our growth strategy, including making strategic acquisitions. Additionally, political instability, a downturn in the economy and/or disruption in the financial and credit markets, foreign currency fluctuations, social unrest or changes in the regulatory environment (including as a result of the COVID-19 pandemic or resulting effects, or any other future coronavirus or other outbreaks or events with a wide-ranging regional or global impact) could increase the cost of borrowing or restrict our ability to obtain financing for future acquisitions and other growth or cost reduction opportunities.

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

As of December 31, 2022, we operated 1,887 towers under license to lease agreements in Cameroon and Côte d’Ivoire. We do not own these towers or the underlying land leases, but have a contractual right to operate the towers, including leasing out additional space on the towers. The MLL agreements may be terminated upon agreement of the parties if we fail to comply with specified obligations in the agreements or, in some cases, at the customer’s option. If we are unable to protect our rights under, or extend, the MLL agreements, or they are terminated, we will lose the cash flows derived from such towers, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. In March 2022, we completed the GTS SP5 Acquisition to acquire 2,115 SP5 towers, of which 2,113 are operated under a right-of-use (ROU) agreement, where we do not own the towers or the underlying land leases, but have a contractual right to operate the towers, including leasing out additional space on the towers. The ROU agreement may be terminated upon agreement of the parties, if we fail to comply with specified obligations in the agreements or, in some cases, at the customer’s option. If we are unable to protect our rights under, or extend, the ROU agreements or they are terminated, we will lose the cash flows derived from such towers, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We provide Managed Services to towers that are owned or operated by third parties. Our inability to access these sites or to perform the services in accordance with our requirements could have a material adverse effect on our business and/or operating results.

We provide Managed Services to certain sites for our customers, which includes the provision of maintenance, security or power services, including on sites that we may not own (such as the agreement with MTN South Africa to provide power Managed Services as part of the MTN SA Acquisition), as well as the sites acquired through the MTN SA Acquisition. Sites where we provide Managed Services may be owned by the relevant customer the services are being provided for, or by other third parties. In these instances, we need to coordinate the provision of our services in line with the customer requirements as well as in accordance with the owner or operator of the tower. This includes ensuring that we have appropriate access to the relevant sites and that our equipment is adequately protected. If we are unable to perform our services under our Managed Services agreements, we may suffer penalties, the termination of such services or the loss of our equipment, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Failure to effectively operate, or successfully execute upgrades to, our group-wide enterprise resource planning, or ERP, system could have a material adverse effect on our business and/or operating results.

We are planning to undertake various technology upgrades and enhancements to support our business growth, including a significant multi-year upgrade of our group-wide ERP system. The implementation of new software and hardware involves risks and uncertainties that could cause disruptions, delays or deficiencies in the design, implementation or application of these systems. The failure of our ERP to operate effectively or to integrate with other systems, or a breach in security of these systems, could cause reduced efficiency of our operations, which could negatively impact our financial results. If we experienced any significant disruption to our ERP that we are unable to mitigate, or if any upgrades are significantly delayed or the system does not perform in a satisfactory manner or in line with business requirements, it could introduce operational risk, including cybersecurity risks, and other complications, be disruptive, and could have a material adverse effect on our operations, including our ability to report accurate, timely and consistent financial results or otherwise maintain adequate internal control over financial reporting or our ability to integrate new acquisitions into our systems. We may also lose an opportunity to further improve business efficiency, process standardization, and internal controls over financial reporting across our operations.

Furthermore, the implementation of any ERP system upgrade or any remediation of our key information systems requires investment of capital and human resources, including substantial expenditures for outside consultants, system hardware and software in addition to other expenses, the re-engineering of business processes, and the attention of many employees who would otherwise be focused on other areas of our business. We may also experience delays, increased costs and other difficulties, including potential design defects, re-work due to changes in business plans or reporting standards, and the diversion of management’s attention from day-to-day business operations. If we are not able to accurately forecast expenses and capitalized costs related to system upgrades and repairs, our financial condition and operating results may be adversely impacted. The implementation of new initiatives or upgrades and remediation of existing systems may not achieve the anticipated benefits and may divert management’s attention from other operational activities, negatively affect employee morale, or have other unintended consequences.

Our sites contain sensitive and fragile equipment and indemnities obtained from suppliers and contractors may be inadequate to cover any losses or damages to our customers’ property.

Our sites host sensitive and fragile communications equipment, which could be damaged by actions of our maintenance subcontractors, suppliers or the original equipment manufacturer who may be present on our sites during the course of their duties. While we strive to obtain contractual indemnities and insurance protections from our maintenance subcontractors and suppliers with respect to damage to our property and those of our customers, such contractual rights to indemnity may not adequately cover all losses and/or we may not be able to recover such losses due to protracted litigation, defenses successfully raised by the counterparty and/or insolvency of the subcontractor or supplier, which may lead to increased costs and in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We rely on key information technology systems, which may be vulnerable to physical or digital/electronic damage, security breaches or cyber-attacks that could have a material adverse effect on our reputation as well as our business, prospects, financial condition and/or results of operations.

We rely on information technology to conduct our daily business, procure products, pay suppliers, communicate internally and externally, share files, and efficiently and accurately provide services to our customers and monitor our operations, including via the operation of our network operations centers, which is key to our site maintenance and performance management. While we seek to apply best practice policies and internal controls, and devote significant resources to network security and other security measures to protect our information technology and communications systems and data, these measures cannot provide absolute security. In addition, the tools used by cyber criminals continue to evolve in order to circumvent such security measures and maximize the potential damage of a successful attack. Some of our networks are also managed by third-party service providers and are not under our direct control. Third (and beyond) parties have been a popular attack vector for cyber criminals, and depending on the nature of the relationship with some of these partners, we sometimes use their code, software, human-power, networks, or give them access to our servers and data, among many other scenarios. A security vulnerability at any of these third-party partners could potentially provide an opportunity for a cyber criminal to reach or damage our networks or data. Despite existing security measures, certain parts of our infrastructure, including, for example, our fiber infrastructure network for the provision of residential broadband services to consumers, may be vulnerable to damage, disruptions, or shutdowns due to unauthorized access, software bugs, phishing attacks, employee errors, computer viruses, cyber-attacks, and other security breaches, particularly in times of increased usage and reliance such as during and following the COVID-19 pandemic. In addition, many types of cyberattacks are designed to be difficult to detect in order to harvest as much data or cause as much systemic damage as possible before detection. As a result, in the event of a cyberattack our systems could be compromised without our knowledge for a period of time before the attack is detected and addressed. The performance of our information technology systems may also be impacted by certain operating conditions in our jurisdictions of operation, including lack of reliable power supply, shortages in replacement parts, as well as general security conditions. In addition, if our employees are required to work from home as a result of global or regional health pandemics, our information technologies and systems may be particularly strained or increasingly vulnerable. An attack attempt or security breach, such as a distributed denial of service attack, or damage caused by other means could potentially result in the interruption or cessation of certain or all of our services to our customers, our inability to meet expected levels of service or data transmitted over our customers’ networks being compromised, as well as other unforeseen damages. In the event of a potential breach, while we would endeavor to comply with any applicable requirements to inform impacted parties within a reasonable time, priority may be given to containing and eliminating the cyberattack in order to limit the damage; which as a result could potentially delay our communication of the identified attack to customers, suppliers, concerned agencies or authorities or other relevant parties.

In addition, we may collect, store and process certain sensitive data (either in respect of our personnel, or from our customers, end-users or suppliers), which makes us a potentially vulnerable target to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions or data theft. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because the techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may not be able to anticipate these techniques or implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause any such confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships (in particular, those with our customers) could be severely damaged, we could incur significant liability and it could have a material adverse effect on our business and operations. Moreover, as a result of the increasing awareness concerning the importance of safeguarding personal information, the potential misuse of such information and legislation that has been adopted or is being considered in some of our markets regarding the protection, privacy and security of personal information, information-related risks are increasing. Failure to comply with any such data protection laws may result in, among other consequences, fines, litigation or regulatory actions. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer or end-user data, could cause our customers to lose trust in us and could expose us to legal claims.

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

We could have liability under health, safety and environmental laws or fail to accurately report on or meet our sustainability metrics and targets.

Our operations are subject to the requirements of various environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials, waste, as well as items related to our day-to-day operations such as transport and construction. As an operator of communications infrastructure that has a heavy reliance on diesel, we may purchase diesel in large quantities that is then stored at our facilities. As the owner, lessee or operator of these facilities, we may be liable for substantial costs or remediation under health, safety and environment laws in the event that there is leakage or spillage from these storage facilities. As the owner, lessee or operator of communications sites, we may be liable for the substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. Many of these laws and regulations contain information reporting and record-keeping requirements, which may be burdensome for us or have high costs associated with compliance, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

There can be no assurance that we are or will be in full compliance with all environmental requirements at all times. For example many of our sites rely on the use of carbon-emitting power systems, and at the time of acquisition, certain towers acquired from other companies may not be compliant with environmental regulations or may lack certain environmental permits. We may be subject to potentially significant fines, penalties or criminal sanctions if we fail to comply with any of these requirements. The requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that liabilities will arise in the future in a manner that could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

While we have invested, and will continue to invest, substantial resources in our occupational health and safety programs, there can be no assurance that we will avoid significant liability exposure. We may not be able to deliver a sustained improvement in safety performance if management interventions and training initiatives fail to translate into behavioral change by all employees, contractors and/or suppliers. Non-compliance with critical controls is a common failure in safety incidents which can lead to loss of life, workplace injuries and safety-related stoppages, all of which immediately impact operational performance and, in the long term, threaten our ability to operate as intended.

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

Any of the foregoing developments could have a material adverse effect on our results of operations, cash flows and/or financial condition. Moreover, there has been increasing public focus, including by investors, customers, environmental activists, the media and governmental and nongovernmental organizations, on a variety of environmental, social and other sustainability matters. This emphasis on environmental, social and other sustainability matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements as well as our adoption of new voluntary reporting. If we fail to comply with new laws, regulations or reporting requirements or there are inaccuracies in our reporting or we fail to achieve expected or anticipated metrics, targets or sustainability initiatives, our reputation and business could be materially adversely impacted.

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

We may experience local community opposition to some of our sites or other communications infrastructure.

It is normal in the industry to experience, and we may in the future experience, local community opposition to our existing tower sites or the construction of new towers or deployment of other communications infrastructure assets for various reasons, including concerns about alleged health risks and noise or nuisance complaints. See “— Revenue and/or costs could be adversely affected due to perceived health risks from radio emissions, particularly if these perceived risks are substantiated.” As a result of such local community opposition, we could be required by the local authorities to dismantle and relocate certain tower sites or other communications infrastructure. If we are required to relocate certain tower sites or other communications infrastructure and cannot locate replacement sites that are acceptable to our customers, it could materially and adversely affect our revenue and cash flow, which in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our insurance may not provide adequate coverage for natural disasters, security breaches and other unforeseen events.

We may not carry insurance for all categories of risk that our business may encounter. Our business assets are subject to risks associated with natural disasters, such as windstorms, floods and hurricanes, including any impact of climate change, as well as theft, particularly of diesel or batteries, vandalism, terror attacks and other unforeseen damage. In certain instances, such as where we store diesel at our facilities, we may be unaware that theft of the diesel is taking place, despite controls that we have in place to prevent this, rendering insurance covering such theft ineffective. In addition, in the event a tower has been constructed in a substandard manner, is overloaded or has not been properly maintained, it may be at risk of collapse or damage. Any damage or destruction to our towers as a result of these or other risks would impact our ability to provide services to our customers. While we maintain insurance to cover the cost of replacing damaged towers, and business interruption insurance and general liability insurance to protect ourselves in the event of an accident involving a tower, we might have claims that exceed our coverage under our insurance policy or claims may be denied and, as a result, the insurance may not be adequate. Insurance may not adequately cover all lost revenue, including revenue lost from new tenants that could have been added to the towers but for the damage. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to renew or obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. Any significant uninsured losses or liabilities may require us to pay substantial amounts, which would reduce our working capital and could have a material adverse effect on our business, financial condition and/or results of operations. If we are unable to obtain adequate insurance coverage or provide services to our customers as a result of damage to our towers, it could lead to customer loss, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

There are inherent climate-related risks wherever business is conducted. Certain of our facilities, including our Towers, as well as third-party infrastructure on which we rely, are located in areas that have experienced, and are projected to continue to experience, various meteorological phenomena (such as drought, heatwaves, wildfire, storms, and flooding, among others) or other catastrophic events that may disrupt our or our suppliers’ operations, cause damage or loss to our Towers or other assets, limit the availability of resources, result in additional costs, delay or prevent the completion of projects in certain locations, or otherwise adversely impact our business, financial condition, or results of operations. Climate change may increase the frequency and/or intensity of such events. Climate change may also contribute to various chronic changes in the physical environment, such as sea-level rise or changes in ambient temperature or precipitation patterns, which may also adversely impact our or our suppliers’ operations. Some countries in which we operate rely on the generation of electricity through hydro-electric schemes. If changing weather patterns cause water shortages or prolonged droughts in those countries or regions, that may affect our ability to deliver services to our customers. While we may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risk. For example, to the extent catastrophic events become more frequent, it may adversely impact the availability or cost of insurance.

Additionally, we expect to be subject to risks associated with societal efforts to mitigate or otherwise respond to climate change, including but not limited to increased regulations, evolving stakeholder expectations, and changes in market demand. For more information, see “— Increased attention to, and evolving expectations for, sustainability and environmental, social, and governance (“ESG”) initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.” Any of the foregoing factors could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

It is possible that disputes with customers could lead to a termination of agreements with customers or a material modification of the terms of those agreements, either of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. If we are forced to resolve any of these disputes through litigation, our relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenue or increased costs, and could have a material adverse effect on our reputation as well as our business, prospects, financial condition and/or results of operations.

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

In 2019, the Federal Competition and Consumer Protection Act, or FCCP Act, became law, introducing competition regulations in Nigeria. Pursuant to the FCCP Act, the Federal Competition and Consumer Protection Commission, or FCCPC, is authorized to designate the market share that would constitute a dominant market share for the purposes of the FCCP Act. The FCCPC has overarching powers to regulate competition in Nigeria, and when its regulatory powers overlap with those of an industry-specific regulator, such as the NCC in the area of competition and consumer protection, the FCCPC takes precedence and the two bodies must otherwise work together to regulate competition in that specific industry. Given that we are the leading provider of passive communications infrastructure services in Nigeria, the FCCPC and the NCC may determine that we are in a dominant position in the market and, in an effort to ensure that there is no abuse of market position, may commence a regulatory inquiry or action, levy fines, or otherwise require pricing or other modifications of our contract terms or impose restrictions on our ability to build New Sites or operate existing sites. In addition, where we are required to appear before the tribunal of the NCC, the tribunal has the power under certain circumstances to order us to sell a portion or all of our shares, interests or assets.

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

Under United States federal income tax laws, if a company is, or for any past period during which a United States shareholder held shares in such company was, a passive foreign investment company, or PFIC, it could have adverse United States federal income tax consequences to such United States shareholder even if the company is no longer a PFIC. We do not believe that we currently are or have been a PFIC for the taxable year ending December 31, 2022, and we do not expect to be a PFIC in the future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances after the close of each taxable year, and the principles and methodology used in determining whether a company is a PFIC are subject to ambiguities and different interpretations. Therefore, we cannot assure you that we will not be a PFIC for the current taxable year or in the future. If we are a PFIC, United States shareholders would be subject to adverse U.S. federal income tax consequences. United States purchasers of our ordinary shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our ordinary shares if we are considered to be a PFIC. See the discussion under Item 10.E. “Taxation—Material United States Federal Income Tax Considerations.”

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

In July 2022, the UK government published legislation implementing the OECD/G20 Inclusive Framework Pillar Two. This will apply a top-up tax to subsidiaries of groups headed by UK resident companies with annual group revenue exceeding €750 million.  A tax liability may apply in cases where profits arise to group entities in jurisdictions which are taxed below the minimum rate of 15%.  In the case of IHS Holding Limited, this is expected to apply for the year ended December 31, 2024 onwards.  In December 2022, the United Arab Emirates published legislation to introduce corporate income tax on certain categories of income which may apply to our companies resident in the United Arab Emirates from the year ended December 31, 2024 onwards.  While these changes have not yet been substantively enacted in the United Kingdom or United Arab Emirates, if enacted they could have a material adverse impact on our operations and post-tax returns to our shareholders.

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

We believe that, based on advice from a leading third-party tax expert in the area, the issuance of new shares would not give rise to any such capital gains or transfer tax liabilities.

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

We operate and conduct business in various emerging and less developed markets (including Africa, the Middle East and Latin America), and we may expand into additional markets, which at times experience high levels of fraud, bribery and corruption. We are subject to the applicable anti-corruption laws and regulations of the markets in which we operate, including the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the UK Bribery Act 2010, or the UK Bribery Act. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, including potentially through third party agents acting on our behalf, anything of value to non-U.S. government officials, political parties, or candidates for political office for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we are regularly required to deal with regulators, government ministries, departments and agencies to obtain permits and licenses to operate our business. We also periodically enter into joint ventures with government ministries, departments and agencies in the ordinary course of our business. The employees of these regulators and government ministries, departments and agencies may be considered government officials for the purposes of the FCPA. The provisions of the UK Bribery Act extend beyond bribery of government officials and are broader than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. In particular, the UK Bribery Act (unlike the FCPA) also applies to the active payment of bribes to private persons (i.e. non-government officials) as well as the passive receiving of bribes. Furthermore, unlike the vicarious liability regime under the FCPA, whereby corporate entities can be liable for the acts of its employees, the UK Bribery Act introduced a new offense applicable to corporate entities and partnerships which carry on part of their business in the United Kingdom that fail to prevent bribery, which can take place anywhere in the world, by persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring. The offense can render parties criminally liable for the acts of their agents, joint venture partners, or commercial partners even if done without their knowledge.

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

Our business activities may, at times, be subject to various export controls and trade and economic sanctions laws and regulations, including, without limitation, the U.S. Commerce Department’s Export Administration Regulations, the trade and economic sanctions programs administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, and the U.S. State Department’s Nonproliferation Sanctions, collectively, “Trade Controls”. Such Trade Controls may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries or territories,  as well as with governments, individuals or entities that are the subject of Trade Controls-related prohibitions and restrictions, collectively. Further, our sales and services to certain customers may at times trigger reporting requirements under applicable Trade Controls.

For instance, the U.S. government has imposed export control restrictions effectively barring sales of items (including components and software) that are subject to U.S. export controls to, among other parties, Huawei and certain other China-based technology companies with whom we conduct business. Although we maintain policies and procedures reasonably designed to maintain compliance with Trade Controls applicable to us (including those that target Huawei and certain of our other counterparties) we cannot ensure that such policies and procedures will be effective in preventing violations of applicable Trade Controls. Further, any sanctions imposed on us as a result of dealings with Huawei or other organizations that are the target of U.S. export controls (or indirectly as a result of our customers, suppliers and other third-party contractors having such dealings) could have a material adverse effect on our business, prospects, financial condition and/or results of operations. These restrictions, and similar or more expansive restrictions that may be imposed by the United States or other jurisdictions in the future, may also materially impact and could have a material adverse effect on certain of our customers’ abilities to acquire technologies, systems, devices or components that may be critical to their technology infrastructure, service offerings and business operations, which could, in turn, have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Although we have implemented compliance measures designed to comply with applicable Trade Controls, our failure or the failure of our customers, suppliers and third-party contractors to successfully comply with applicable Trade Controls may expose us to negative legal and business consequences, including civil or criminal penalties, government investigations, and reputational harm, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See “— We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to effectively maintain our tower infrastructure.”

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

MTN Group is one of our shareholders as well as a related party of certain MTN Group operating entities that are our customers in the African countries in which we currently operate. While such customers collectively accounted for 62% and 66% of our revenue for the years ended December 31, 2022 and 2021, respectively, our relationship with each MTN Group operating entity is managed separately through separate contracts for each MTN Group operating entity in each country. While we currently have effective working relationships with the relevant entities in each operating country, there can be no assurance that conflicts of interest, inherent in related party transactions, may not arise in the future, potentially resulting in disadvantages to us or the conclusion of transactions on less satisfactory terms, which could in turn affect our ability to deliver certain services and could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See Item 7.B. “Related Party Transactions.”

If we do not achieve black economic empowerment objectives in our South African businesses, we could jeopardize our ability to continue to do business or to secure future business in South Africa.

The South African government established a legislative framework for the promotion of Broad-Based Black Economic Empowerment (“B-BBEE”). Achievement of B-BBEE objectives is measured by a scorecard which establishes a weighting for the various components of B-BBEE which relate to ownership, enterprise and supplier development and socio-economic development. B-BBEE objectives are pursued, in significant part, by requiring parties who contract with corporate, governmental and state-owned enterprises in South Africa to achieve B-BBEE compliance through satisfaction of an applicable scorecard. Scorecards are independently reviewed by accredited verification agencies which issue a certificate that presents an entity’s B-BEE contributor level. This B-BBEE verification process is conducted on an annual basis. As part of the MTN SA Acquisition, we agreed to achieve and maintain certain B-BBEE contributor levels beginning in fiscal year 2023. We are also required, including by the Competition Commission of South Africa, to achieve 30% B-BBEE ownership, as defined in the regulations governing the B-BBEE program, in our South African businesses. Failing to achieve or maintain the applicable B-BBEE requirements could jeopardize our ability to continue to do business or to secure future business in South Africa.

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

Investing in securities of issuers in emerging and less developed markets generally involves a higher degree of risk than investments in securities of corporate or sovereign issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets. These risks include, but are not limited to, the following:

●	greater potential adverse economic or other impacts of global events, such as health pandemics or epidemics, including the COVID-19 pandemic and future coronavirus or other outbreaks or events with a wide-ranging regional or global impact;
●	greater political risk, and changes in, and instability of, the political and economic environment, such as the recent economic slowdown in Nigeria (including, more recently, due to oil price volatility), tensions between the “Anglophone” and “Francophone” regions of Cameroon, and the historical declines in copper prices and multiple bond defaults that adversely affected Zambia’s economy;
●	civil strikes, acts of war, terrorism insurrection and incidents of general lawlessness;
●	labor unrest or unionization action, including in relation to the business of any third-party contractor or customer;
●	government interventions (including, without limitation, import-export quotas, wage and price controls, laws or regulations that restrict foreign investment or foreign ownership and the seizure, nationalization or expropriation of property or equipment);
●	potential adverse or unforeseen changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, legal structures and tax and indigenous ownership laws;
●	equipment failure, grid unavailability, planned and unplanned outages, fires, natural catastrophes, accidents and infrastructure that lead to network failure;
●	trade barriers;
●	difficulties in staffing and managing operations;
●	lack of well-developed legal systems, which could make it difficult for us to enforce contractual rights and intellectual property;
●	inability to secure rights or access to the land necessary to execute customer orders for New Sites;
●	security and safety of employees;
●	risk of uncollectible accounts and long collection cycles;
●	adverse currency fluctuations, restrictive foreign exchange regulations and illiquidity in the foreign exchange markets, such as, the ongoing significant shortage of U.S. dollar liquidity in Nigeria and recent Naira devaluations;
●	consequences of poorly designed and executed government policies, corrupt practices (or alleged corrupt practices) on the economy in general or particular industries or companies, or of ineffective or insufficient corporate governance standards and practices;
●	inconsistent or unpredictable application of laws or regulations by governmental authorities, including financial regulators;
●	actions, proceedings, claims and disputes brought by governments, regulators, entities or individuals for fees, taxes or other payments, even if meritless or frivolous under applicable law;
●	logistical and communications challenges;

●	changes in labor conditions;
●	higher volatility of our ordinary share price; and
●	uncertain tax regime and inconsistent income taxation.

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

There may be shortages in the availability of, or disruptions or other limitations in the supply of, foreign currencies in the countries in which we operate, whether as a result of economic reasons, monetary controls or otherwise. See also “— Some of the markets in which we currently, or may in the future, operate are dependent on commodities, and are therefore impacted by global prices and/or demand for such products” and “— Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility.” For example, there have historically been periods of significant shortage of U.S. dollar liquidity in Nigeria and the CBN imposed additional currency controls that restricted access to U.S. dollars in the official foreign exchange market. The reduced access to foreign exchange negatively impacted certain sectors of the Nigerian economy. However, since the introduction of the Investors and Exporters window in April 2017, which created a market-driven price for foreign-exchange trading in Nigeria, the foreign exchange market generally experienced greater levels of stability, however there have still been periods of significant U.S. dollar liquidity shortage from time to time, including since 2021. In addition, in Nigeria, we continue to access USD through various sources and at various rates (including from commercial banks and authorized dealers using the I&E window) and, in addition, at a premium to NAFEX through identified brokers. In this regard, we may suffer adverse economic consequences as a result of a divergence between the rates at which U.S. dollars are available in the market or as a result of the lack of availability or the shortage of U.S. dollars as stated above.

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

Decades of under-investment have resulted in significant deterioration of public infrastructure and the absence of, or persistent problems with, basic infrastructure to support and sustain growth and economic development in many emerging and less developed markets, including some of those in which we operate, or may operate. In addition to power generation, transmission and distribution deficiencies, emerging and less developed markets may also suffer from deteriorating road networks, congested ports and obsolete rail infrastructure, which have all severely constrained socioeconomic development, including restricting the movement of people and goods within those regions, thereby increasing the time it takes to mobilize workforces and deliver supplies or equipment. The power sectors of emerging and less developed markets may suffer from numerous problems, such as limited access to infrastructure, low connection rates, inadequate power generation capacity, lack of capital for investment, insufficient transmission and distribution facilities, high transmission and distribution losses and vandalism. Many businesses rely on alternative electricity and water supplies, adding to overall business costs. See “— Some of the markets in which we currently, or may in the future, operate may suffer from chronic electricity shortages.”

Although significant advances have been made in the areas of communications facilities in recent years, the progress of development in these sectors cannot be considered at par with that in more developed economies. For example, the Nigerian government has identified the country’s decaying infrastructure as a major impediment to economic growth and Nigeria’s Economic Recovery and Growth Plan, or the ERGP, and various policies of the government on infrastructure and economic development include ambitious targets for infrastructure improvements and investments as part of the process of accelerating infrastructure development in the country.

Failure to significantly improve the infrastructure in such markets could adversely affect their economies and growth prospects, including their ability to meet GDP growth targets which, in turn, could have a material adverse effect on our business, prospects, financial condition and/or results of operations. The lack of reliable infrastructure also limits our ability, and that of our commercial partners, contractors, customers and suppliers, to respond quickly to unforeseen situations, which can lead to delays and production stoppages. We may also face operational and logistical challenges as a result of outbreaks of infectious diseases in the regions in which we operate. The occurrence of any of the above could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Furthermore, certain areas/regions in which we operate periodically experience adverse weather conditions and natural disasters, mainly in the form of high winds, floods, erosion, and drought, which further limit the use of available infrastructure, particularly during the rainy season in such regions, when the likelihood of delays increases. See “— We are subject to the effects of climate change.” In addition, flooding in the regions in which we operate has also led to outbreaks of disease, which, coupled with the ongoing security concerns in these regions (see “— There are risks related to political instability, religious differences, ethnicity and regionalism in emerging and less developed markets”), may affect our ability to staff our operations with qualified local and overseas individuals should such individuals be deterred from relocating to these regions, as a result of health or security concerns.

Some of the markets in which we currently, or may in the future, operate may suffer from chronic electricity shortages.

Successfully managing communications towers in many of the types of markets in which we currently, or may in the future, operate (including emerging markets) is dependent on operational competency in power management, and unreliability of grid power presents significant challenges to managing our sites, uptimes and delivering quality service to customers.

For example, despite the abundant energy resources in Nigeria, significant government reform efforts, and investments in the power sector in recent years, lack of sufficient and reliable electricity supply remains a serious impediment to the country’s economic growth and development. Insufficient power generation, aging infrastructure, weak distribution networks, overloaded transformers, and acts of sabotage to pipelines and infrastructure by vandals result in frequent power outages, high transmission and distribution losses and poor voltage output. Only 55.4% of Nigeria’s total population has access to the grid electricity supply (according to World Bank data from 2020) due to insufficient generation capacity and inadequate transmission and distribution networks. In addition, Zambia experienced power outages that adversely impacted its economic growth between 2014 and 2016, in 2019, 2020 and in 2022.

Similarly, in South Africa the national electricity grid has been under significant pressure over the last decade to meet growing demand given insufficient generation capacity due to underinvestment in new generation and maintenance of facilities. This has resulted in periodic periods of load shedding, where planned supply interruptions take place and are rotated across South Africa to reduce pressure on the electricity grid. New initiatives have been implemented by the government, including allowing the private sector to build their own power plants with up to 100 megawatts of generating capacity without requiring a license, in a bid to address the nation's failing electricity supply. Load shedding has also increasingly been experienced in some of our other markets, such as Zambia and Cote d’Ivoire. Despite initiatives by governments to resolve or mitigate such issues and/or ongoing investment from governments into power generation and transmission, load shedding is expected to continue to occur in the future (including, potentially, in additional markets in which we may operate), and which in turn, may have a material adverse effect on our business, financial condition, results of operations, cash flows, liquidity and/or prospects.

Despite the introduction of power sector reforms and recent incremental improvements in the sector in certain markets, failure to sustain and improve on these efforts in power generation, transmission and distribution infrastructure could lead to lower GDP growth and hamper the development of economies, as well as increase the underlying costs of operating in such markets, many of which may not be recoverable. Such challenges in grid connectivity and/or the consistent provision of power may also be caused by events outside the control of relevant authorities and/or providers, including as a result of the impact of climate-related events on power sources and/or distribution networks or infrastructure. Slow growth in the economies in which we operate may also lessen consumers’ propensity to spend, which would negatively affect our customers. This, in turn, may have a material adverse effect on our business, financial condition, results of operations, cash flows, liquidity and/or prospects.

Unlike communication towers businesses in developed markets such as the United States and the European Union, where the electricity grid is comparatively extremely reliable, successfully managing communications towers in many of the types of markets in which we currently, or may in the future, operate is dependent on operational competency in power management. Given the intermittent and unreliable grid availability in Nigeria, for example, grid electricity has been rarely used as a source of power for our Towers, with 35% of Towers operated only with generators and 54% operated with hybrid solutions, which alternate between diesel generators and / or solar or battery systems, as of December 31, 2022. In our other African markets grid availability can also be unreliable and, as of December 31, 2022, 12% of Towers (excluding South Africa) were powered only by the grid, with the remainder having either generator or hybrid power systems. The unreliability of the grid power presents significant challenges to managing our tower sites and power uptimes and delivering quality service to customers. Any inability to continue to deliver quality service could harm our relationships with our customers, which, in turn, could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Some of the markets in which we currently, or may in the future, operate are dependent on commodities, and are therefore impacted by global prices and/or demand for such products.

The economies of some of the markets in which we operate may be highly dependent on commodities, such as oil or copper, and therefore on global prices and demand which impact these markets. Reductions in revenue from such commodities could adversely affect the economies of the markets in which we operate. For example, the Nigerian economy is highly dependent on oil production in Nigeria and global prices of oil. According to the Nigerian National Bureau of Statistics, in 2022, the oil sector represented 5.7% of total real GDP, a decrease from the 7.2% and 8.2% recorded in 2021 and 2020, respectively. Reductions in oil revenue, particularly in light of measures related to global health events or outbreaks (such as COVID-19), or geopolitical tensions (such as the recent Russia-Ukraine situation), could have a material adverse effect on the economies of certain markets in which we operate and in turn on our and our customers’ business and our results of operations. Additionally, between 2014 and 2016, a fall in copper prices adversely affected Zambia’s economy, along with increased tensions with mining companies due to related tax increases.

Revenue from commodities is a function of the level of the relevant commodity’s production in the relevant country and prevailing world commodity prices and demand. Commodity prices are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodity, market uncertainty, and a variety of additional factors that are beyond the control of the relevant country. These factors include, but are not limited to, political conditions in other relevant regions, internal and political decisions of any regional or international bodies or organizations relating to such commodities, such as OPEC, and other nations producing the relevant commodity as to whether to decrease or increase production, domestic and foreign supplies of the commodity, consumer demand, such as the fall in demand resulting from the global response measures to contain the spread of COVID-19 (or any future coronavirus or other outbreaks or events with a wide-ranging regional or global impact), weather conditions, domestic and foreign government regulations, transport costs, the price and availability of alternatives and overall economic conditions.

Declines in commodity prices and/or revenue on which certain of the economies in which we operate rely have had and will continue to have an impact on such economies, and may result in lower economic growth, high rates of unemployment, reduction in foreign exchange and government revenue. For example, the Nigerian government and certain other governments, such as in oil-producing countries in the Middle East, rely heavily on oil revenue to fund their budgets, and the decline in prices immediately following the onset of the COVID-19 pandemic in March 2020 resulted in significantly decreased revenue. A reduction in commodity prices, such as a drop in oil prices, would likely negatively impact export earnings in the relevant country, government revenue, and national disposable income, and lead to budgetary constraints and reduced investment in key projects such as infrastructure. Further, any foreign exchange controls imposed in the jurisdictions in which we operate, whether as a result of reduced foreign exchange revenue from such commodities or related products or otherwise, may lead to a devaluation of our revenue which is received in local currencies and also affect our ability to obtain foreign currency required for some of our operations or to service some of our foreign currency obligations. See “— Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility” and “— Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities.”

Commodity production in the relevant economies may also fluctuate significantly as a result of a decline in global prices, which may affect the economic viability of certain producing assets, and the activities of vandals (such as in the Niger Delta region of Nigeria, in relation to the oil industry) may lead to significant disruptions in the production of commodities on which such economies or businesses there rely upon. For example, the level of oil production and oil revenue in Nigeria and certain other oil producing countries in the Middle East may also be adversely affected by other factors, including changes in oil production quotas by OPEC, the response of international oil companies to changes in the regulatory framework for oil production in the relevant country or region, and theft of crude oil from pipelines and tank farms. Any long-term shift away from certain commodities (such as fossil fuels), including from developed economies seeking to develop alternative sources of energy, could adversely affect commodity prices and demand and the resulting commodity-related revenue of economies in which we operate. Damage to such economies as a result of such downturns may harm our customers and increase costs (such as fuel costs), which may have a material adverse effect on our business, prospects, financial condition and/or results of operations.

High inflation could have a material adverse effect on the economies in which we operate.

The markets in which we operate are exposed to the risk of high inflation. For example, for the years ended December 31, 2022 and 2021, Nigeria’s inflation rate stood at 18.9% and 17.0%, respectively, according to the Nigeria Bureau of Statistics. For the years ended December 31, 2022 and 2021, South Africa's inflation rate was 6.9% and 4.5%, respectively. For the years ended December 31 2022 and 2021, Zambia’s inflation rate was 11.1% and 22.0%, respectively. Changes in monetary and/or fiscal policy in the countries in which we operate may result in higher rates of inflation, which could consequently increase our operating costs. There can be no assurance that inflation rates will not rise in the future. While we have contractual inflation-linked escalation provisions under most of our MLAs, there can be no guarantee that the rates of escalation of lease fees will mitigate future inflation, particularly where our MLAs may include fixed, capped or floored escalators.

Brazil has also experienced high rates of inflation.  For the years ended December 31, 2022 and 2021, Brazil’s inflation rate was 9.3% and 8.3%, respectively. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian economy.

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

Central banking authorities in the countries in which we operate may intervene in the currency markets by drawing on external reserves (such as, most recently, in Nigeria, where a significant portion of our operations are based) or adopting policies that may impact the applicable exchange rates and/or amounts of foreign currency that may be obtained. Fluctuations in an economy’s external reserves, its high dependence on certain foreign-currency revenue streams (such as those related to commodities such as oil, or other exports) and high levels of key imports in foreign currency, could result in local currencies remaining or becoming vulnerable to external shocks.

For example, the CBN has historically favored maintaining the Naira within a narrow band with periodic adjustments. The gross external reserves have fluctuated in recent years, dropping significantly from a high of $44.2 billion at the end of 2012, to a low of $25.8 billion at the end of 2016, before gradually recovering. As of December 31, 2022, gross external reserves were recorded at $37.1 billion. Given the fluctuations in Nigeria’s external reserves, its high dependence on oil exports and the fact that Nigeria pays for its key imports, such as refined oil, in U.S. dollars, the Naira will remain vulnerable to external shocks that could lead to a sharp decline in its values, as had occurred historically.

In addition, the currencies of the countries in which we operate are subject to volatility. The functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), the South African Rand (ZAR), Brazilian Real (BRL), Colombian Peso (COP), Peruvian Sol (PEN) and Kuwaiti Dinar (KD). The operating subsidiaries’ financial results are translated into U.S. dollars for reporting purposes. Accordingly, we are subject to fluctuations in the rates of currency exchange. In particular, the Naira has depreciated significantly against the U.S. dollar, due to declining oil prices, depletion of external reserves, and the absence of fiscal buffers. In early 2015, the CBN instituted certain currency control policies and pegged the Naira at ₦197 to the U.S. dollar, which increased to approximately ₦305 in 2016, approximately ₦435 as of December 31, 2021 and ₦461.50 as of December 31, 2022. Similarly, the Zambian Kwacha to U.S. dollar exchange rate increased from ZMW9.99 as of December 31, 2017 to ZMW18.07 as of December 31, 2022 and the Brazilian Real to U.S. dollar exchange rate increased from BRL4.03 as of December 31, 2019 to BRL5.22 as of December 31, 2022. The South African Rand to U.S. dollar exchange rate increased from ZAR15.94 as of December 31, 2021 to ZAR16.98 as of December 31, 2022.

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

Corruption is a significant issue in many of the markets in which we operate, as in many other emerging and less developed markets. For example, Nigeria, Cameroon and Egypt placed 150, 142 and 130, respectively, out of 180 countries in Transparency International’s 2022 Corruption Perceptions Index. Despite certain reform efforts, however, corruption continues to be a serious problem impacting some of the countries in which we operate, as reflected by several high-profile convictions. Brazil has also experienced recent political instability, including various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, which have negatively impacted the Brazilian economy and political environment. In addition, in February 2023 both South Africa and Nigeria were added by the Financial Action Task Force’s (“FATF”) to the “grey list” of countries that need to do more to improve their ability to fight financial crime.  The addition to the “grey list” will likely increase the cost of doing business in South Africa and Nigeria, as there is additional scrutiny on transactions by international counterparties in grey list countries.

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

Frequent and intense periods of political instability make it difficult to predict future trends in governmental policies. For example, the Arab Spring of 2010 and 2011 caused substantial political turmoil across the Middle East and North Africa, particularly in Egypt. During this period of instability in Egypt, the government temporarily dissolved the parliament, suspended the constitution and shut down the internet. Any similar shut-down in the countries in which we operate in the future will negatively affect our business and results of operations. In addition, if government or regulatory policies in a market in which we operate were to change or become less business-friendly, our business could be materially adversely affected. Recent economic instability in Brazil also has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. The Brazilian government also frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. For instance, the Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, have negatively impacted the Brazilian economy and political environment and have adversely impacted the image and reputation of those companies that have been implicated. We do not have any control over, and are unable to predict, which measures or policies the Brazilian government may adopt in the future.

Moreover, some planned reforms may disadvantage certain existing stakeholders, who may seek to curtail such reforms. For example, planned privatization of state-owned enterprises has in some cases been met with strikes or threats of strikes in anticipation of job losses and price increases. Any significant changes in the political climate in the countries in which we operate, including changes affecting the stability of the government or involving a rejection, reversal or significant modification of policies against nationalization or expropriation of privately owned assets, favoring the privatization of state-owned enterprises, reforms in the telecommunications, power, banking and oil and gas sectors or other reforms, may have negative effects on the economy, government revenue or foreign reserves and, as a result, could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

There are risks related to political instability, religious differences, ethnicity and regionalism in emerging and less developed markets.

Our operations are exposed to the political and social environment of the emerging and less developed markets in which we operate (or may in the future operate), which have the potential for civil and political unrest, contributing to an uncertain operating environment. For example, in Nigeria, corruption, policy uncertainty and collapsing infrastructure, as well as terrorist acts by Boko Haram and increased insecurity in different parts of the country, present significant risks to business operations in parts of Nigeria. Terrorism and militant activity are a problem in parts of Nigeria, where a range of terrorist and militant groups with differing goals operate. The Boko Haram sect, a terrorist group based primarily in north-eastern Nigeria, initially became active in 2009 and increasingly received international attention for the number and frequency of attacks against the Nigerian people and villages. These attacks led to the deployment of troops to Adamawa, Borno, and Yobe states. Despite progress made in combatting the group, Boko Haram continued to mount attacks throughout 2021 and 2022, particularly in the Lake Chad region. In addition to the instability caused by Boko Haram, the Niger Delta region of Nigeria continues to experience militant activity, creating a challenging environment for companies operating in that region. Cameroon has also recently faced similar issues, including with terrorism as well as increasing instances of unrest as a result of the tensions between the “Anglophone” and “Francophone” regions of Cameroon. Such instability has in the past resulted in, and may continue to result in, vandalism of our sites, obstruction or inability to access our Towers and increased security threats to our sites, as well as corresponding lost revenue or increased maintenance and security costs, as well as increased capital expenditures.

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

The government policies and regulations of emerging and less developed market economies, such as those in which we operate or may operate, on taxation, customs and excise duties and other regulatory matters may change from time to time as considered necessary for the development of the economy. In addition, taxes, customs and excise duties and other fees and fines may increasingly be viewed as major sources of revenue, particularly where other previously prominent sources of revenue (such as those derived from commodities) may have reduced. This may result in the introduction of new taxes, levies or fees where none previously existed (or were not imposed). For example, in Nigeria, the Finance Acts of 2019 and 2020 signed into law in 2020, introduced changes to the existing tax regime maintained pursuant to the provisions of the Companies Income Tax Act, the Personal Income Tax Act, the Stamp Duties Act, the Capital Gains Tax Act, and the Customs and the Excise Tariff, etc (Consolidated) Act, among other related legislation. The Finance Act 2020 expanded the definition of significant economic presence to capture non-resident entities deriving economic benefits from Nigeria through digital services that do not require physical presence within the country. Given a potential need to generate revenue from sources other than exports, other foreign governments may take measures to enforce tax compliance, including taking interim measures for alleged tax default, or to impose fees with respect to our operations, even where not permitted by applicable law. While such measures are often successfully challenged, if they are taken in relation to us, this may have a material adverse effect on our financial condition, results of operations, cash flows, and/or liquidity. Further, the interpretation by the relevant tax or other regulatory authorities of, or decision with respect to, certain sections of tax or other laws may differ on a case-by-case basis, including potentially, against sectors or companies such as ours in the event of a perceived increase in profile or growth. Changes in government policies on taxation, customs and excise duties or other regulations, as well as inconsistencies or uncertainties in the interpretation of and decisions relating to tax laws, may have a material adverse effect on our cash flows and liquidity, as well as our business, prospects, financial condition and/or results of operations, and on the tax liability of holders of our ordinary shares.

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

As of December 31, 2022, we had $3,344 million of total borrowings, excluding lease liabilities. We currently use debt financing and plan to continue to use debt financing for our future operations and projects. The terms of the agreements governing our indebtedness limit the circumstances in which we may incur additional indebtedness. However, our indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions or joint ventures or other investments. As a result, the risks normally associated with debt financing may materially adversely affect our cash flows and liquidity as well as our business, prospects, financial position and/or operating results including because:

●	our level of indebtedness may, together with the financial and other restrictive covenants in the agreements governing our indebtedness, significantly limit or impair our ability in the future to obtain financing, refinance any of our indebtedness, sell assets or raise capital on commercially reasonable terms or at all, which could cause us to default on our obligations and materially impair our liquidity;
●	a downgrade in our credit rating (including because of a downgrade in the sovereign credit ratings for the countries in which we have material operations) could restrict or impede our ability to access the capital markets at attractive rates and increase our borrowing costs;
●	our level of indebtedness may increase the difficulty for us to repay our debt, including our ability to pay interest when due and/or the principal amounts due under such indebtedness;
●	our level of indebtedness may reduce our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise;
●	a portion of our cash flow from operations must be dedicated to interest payments on our indebtedness and is not available for other purposes, which amount would increase if prevailing interest rates rise;
●	our level of indebtedness may place us at a competitive disadvantage relative to competitors that have lower leverage or greater financial resources than we have and restrict us from pursuing our strategy (including acquisitions) or exploiting certain business opportunities; and
●	our level of indebtedness could make us more vulnerable to downturns in general economic or industry conditions or in our business.

In addition, market conditions and monetary restrictions may lead to foreign currency liquidity shortages and we may face difficulties in obtaining sufficient quantities of the relevant foreign currency when required to meet our contractual and indebtedness obligations denominated in U.S. dollars or other foreign currencies. See “— Risks Relating to the Markets in which We Operate — Financial authorities in the markets in which we operate may intervene in the currency markets, and their currencies are subject to volatility” and “— Risks Relating to the Markets in which We Operate — Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities.” Such shortages or lack of availability could increase our borrowing costs and interest expenses, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations as well as cash flows and liquidity. Such issues or increases could also have a material adverse effect on our cash flows and our ability to service our debt or meet interest payments in the longer term. Shortages in the availability of foreign currency may restrict our ability to satisfy our foreign currency-denominated obligations. Although we may seek to enter into agreements to reduce our risk related to access to foreign currencies and applicable exchange rates, we are under no obligation to do so and we cannot assure you that such arrangements would ensure our access to foreign currencies which we need on commercially acceptable terms or at all, or that we will be able to enter into such arrangements on commercially acceptable terms or at all. Similarly, certain jurisdictions may also experience liquidity shortages or reductions in the capital available to lend in the market (including, but not limited to, as a result of increased regulatory requirements by central banks), which may prevent us from refinancing indebtedness denominated in such local currency on acceptable terms or at all. See Item 5.B. “Liquidity and Capital Resources.”

We are a holding company and conduct limited operations of our own. Repayment of indebtedness, including under the IHS Holding RCF, the IHS Holding 2022 Term Loan and the Notes, is dependent on the ability of our operating companies to make cash available to us. See “— IHS Holding Limited is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.”

In addition, our ability to draw funds from our existing and future local facilities or to refinance our existing local facilities may be materially adversely affected by the relatively high or increasing levels of non-performing loans in the relevant local banking sector. Local banks with a lack of geographic diversification or that have substantial exposure to certain industries which are not performing as well, may see the overall quality of their loan portfolio deteriorate or their provisioning costs increase, which may also impact their net interest income and margins. Any regional or local economic downturn that affects the local banking sector may in turn impact our ability to draw funds from any current and future undrawn local facilities or to refinance existing local facilities and could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Prevailing interest rates or other factors at the time of refinancing, including the possible reluctance of creditors to make commercial loans or to invest in operations in developing markets, including as a result of market and economic conditions,  could also result in higher interest rates, and the increased interest expense could, in the longer term, have a materially adverse effect on our ability to service our debt and to complete our capital expenditure plans, and our financial condition and results of operations could deteriorate as a result.

We are subject to restrictive debt covenants and our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that could have a material adverse effect on our financial condition and/or results of operations.

We are party to credit agreements that govern the IHS Holding RCF and the IHS Holding 2022 Term Loan, indentures that govern the Notes and credit agreements governing our facilities at our operating subsidiaries, and may provide guarantees under credit agreements governing our facilities at our operating subsidiaries, and therefore are subject to the restrictive covenants under those agreements. A breach of any covenants, ratios, tests or restrictions in those instruments and agreements, including as a result of events beyond our control, could result in an event of default (which may also trigger cross-default or cross-acceleration clauses in other agreements or financings) that could have a material adverse effect on our financial condition and/or results of operations. The instruments governing our indebtedness contain a number of restrictive covenants, including restrictions on our ability to, among other things:

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

The restrictions contained in our debt instruments could affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, these restrictions could have a material adverse effect on our ability to finance our operations, make strategic acquisitions, investments or alliances, restructure our organization, or finance our capital needs. Additionally, our ability to comply with these covenants and restrictions may be affected by events beyond our control. Should market conditions deteriorate or fail to improve, or our operating results decrease in the future, then we may have to request amendments and/or waivers to the covenants and restrictions to which we are subject. There can be no assurance that we will be able to obtain such relief should it be needed in the future. A breach of any of these covenants or restrictions could result in a default and acceleration that would permit our creditors to declare all amounts incurred to be due and payable, together with accrued and unpaid interest, and the commitments of the relevant creditors to make further extensions of credit could be terminated. Such actions may also trigger cross-default or cross-acceleration provisions in other facilities or agreements, which could multiply and extend the impact of any particular event or series of events across our Group.

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

Outstanding balances and advances under certain of our existing credit facilities bear interest at rates which vary depending on certain underlying or reference rates, such as the Secured Overnight Financing Rate, or SOFR, the Chicago Mercantile Exchange (CME) Term SOFR, the London Interbank Offered Rate, or LIBOR, the European interbank offered rate, or EURIBOR, the Nigerian Monetary Policy Rate, or MPR, the Kuwait Interbank Offered Rate, or KIBOR, the Johannesburg Interbank Average Rate, or JIBAR, or the Brazilian interbank deposit rate, or CDI. Increases in such reference rates increase our interest expense, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also have a material adverse effect on our cash flows and our ability to service our debt in the longer term. In addition, we may procure additional indebtedness at floating rates in the future.

Some currencies and tenors of LIBOR were discontinued on December 31, 2021, while all remaining tenors are expected to be discontinued on June 30, 2023. In anticipation of the discontinuation of the publication of LIBOR, we are actively transitioning to using alternative interest rate benchmarks of SOFR and CME Term SOFR, as an alternative to US Dollar LIBOR in certain of our indebtedness that bear interest at variable interest rates.

Such transition from LIBOR and other interest rate benchmarks to alternative reference rates is complex and entails uncertainty.  This transition process may involve, among other things, changes in the accounting and regulatory treatment of reference interest rates, increased volatility and illiquidity in markets for instruments that currently rely on LIBOR and may result in increased borrowing costs, uncertainty under our financing facilities, or difficult and costly processes to amend our financing agreements. As such, the effect of LIBOR discontinuation on our cost of capital, financial results, cash flows and/or results of operations remains uncertain.

The applicable interest rates (including alternative interest rates) could rise significantly in the future, thereby increasing our interest expenses associated with these obligations, reducing cash flow available for capital expenditures and hindering our ability to make payments on our indebtedness. Although we may hedge the interest rates with respect to certain of our existing credit facilities, we are under no obligation to do so under the documents governing our indebtedness, and we may not be able to obtain such hedges, or replace such hedges on terms that are acceptable to us, and any such hedges may not be fully effective, which would expose us to interest rate risk.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations and to fund planned capital expenditures and working capital requirements depends on our future performance and ability to generate cash, which is subject, among other things, to the success of our business strategy, prevailing economic conditions and financial, competitive, legislative, legal, regulatory and other factors, including those other factors discussed in these “Risk Factors,” many of which are beyond our control.

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

In addition, we maintain the majority of our cash and cash equivalents in accounts with major financial institutions, and our deposits at these institutions may exceed insured limits.  Market conditions can impact the viability of these institutions.  In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all.  Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange (“NYSE”). As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell, could reduce the market price of our ordinary shares. As of December 31, 2022, we had 331,920,002 ordinary shares outstanding. All of our ordinary shares are freely tradable under the Securities Act without restriction, except for any of our ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

Our Shareholders’ Agreement also sets out certain contractual restrictions on our shareholders’ ability to sell or otherwise transfer their respective shares, which restrictions our board of directors may waive in its discretion pursuant to the terms of the Shareholders Agreement. We also entered into a registration rights agreement, pursuant to which we agreed under certain circumstances to file a registration statement to register the resale of the ordinary shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such ordinary shares and to reimburse such shareholders for certain expenses incurred in connection therewith. See Item 7.B. “Related Party Transactions.”

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

To establish (and ultimately, maintain) the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting requires an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete.

The restatement of our consolidated financial statements could subject us to a number of additional risks and uncertainties, including regulatory, shareholder or other actions, and loss of investor confidence.

We restated our audited consolidated financial statements as of and for the period ended December 31, 2021 originally included in our Annual Report on Form 20-F for the year ended December 31, 2021, and the unaudited consolidated financial statements as of and for the period ended March 31, 2022, respectively, due to an error that occurred in the provisional business combination accounting for our November 2021 acquisition of a 51% controlling interest in I-Systems Soluções de Infraestrutura S.A. (formerly known as Fiberco Soluções de Infraestrutura S.A.) (“I-Systems”). These errors resulted in an overstatement of goodwill, and understatements of non-controlling interest and other reserves that were required to the financial statements for the periods in question.

The review of the error and the preparation of our restated financial statements caused us to incur substantial expenses for legal, accounting, and other professional services and diverted our management’s attention from our business, and the impact of such errors or any future errors that result in a restatement could require additional resources. In addition, as a result of the restatements, investors may lose confidence in our operating results, and we may be subject to shareholder or other litigation or regulatory enforcement actions in connection with the restatement.

Inaccurate assumptions in respect of critical accounting judgments could materially adversely affect financial results.

In the course of preparing financial statements our management necessarily makes judgments and estimates that can have a significant impact on our financial statements. The most critical of these relate to impairment of assets, fair value of embedded derivatives and options, contingent liabilities, revenue recognition and certain regulatory accruals. The use of inaccurate assumptions in calculations for any of these estimates could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Our operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our ordinary shares.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association (our “Articles”), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less well-developed Cayman Islands law in this area.

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

Our Articles contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. Our board of directors has the ability to designate the terms of and issue preferred shares without shareholder approval. In addition, Board vacancies may be filled by an affirmative vote of the remaining Board members. The directors are divided into three classes designated as Class I, Class II and Class III, respectively, and directors will generally be elected to serve staggered three-year terms. The term of the Class I Directors shall expire at the third annual general meeting of the Company in 2024. The term of office of the Class II Directors shall expire at the fourth annual general meeting of the Company in 2025. The term of office of the Class III Directors shall expire at the fifth annual general meeting of the Company in 2026. A Director whose term has expired may be reappointed in accordance with the terms of the Articles. These provisions may make it more difficult to remove directors.

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

As a holding company, our principal source of cash flow is distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future depends on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and/or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our operating subsidiaries and intermediate holding companies to distribute cash to us will also be subject to, among other things, restrictions that may be contained in the agreements governing our indebtedness as entered into from time to time, including the IHS Holding RCF, the IHS Holding 2022  Term Loan , and the Notes, and the facilities of our operating subsidiaries, availability of sufficient funds in such subsidiaries and applicable laws, taxes and regulatory restrictions, including monetary or fiscal controls and restrictions. Claims of any creditors of any of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and shareholders. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our ordinary shares adversely, the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation or price targets regarding our ordinary shares adversely, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares could decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our ordinary shares to decline.

Item 4. Information on the Company.

A. History and Development of the Company

IHS Holding Limited was originally incorporated in the Republic of Mauritius as a private company limited by shares on July 26, 2012 under the Mauritian Companies Act 2001. On October 13, 2021, IHS Holding Limited ceased to be incorporated in the Republic of Mauritius and was incorporated and registered by way of continuation as an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B. Business Overview

We are one of the largest independent owners, operators and developers of shared communications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 770 million people in emerging markets, across three regions and eleven countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of December 31, 2022, we operated 39,652 Towers across seven countries in Africa, three countries in Latin America and one country in the Middle East. As of June 30, 2022, we are the largest independent tower operator in seven of the eleven markets in which we operate, and we are the only independent tower operator of scale in four of these markets.

We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in communications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals. Historically, our business has been predominantly focused on the African continent, however in 2020 we started complementing this with investment into other regions and adjacent communications infrastructure offerings. Aligned to this inorganic growth strategy, in February 2020 we completed the first closing of 1,022 towers in Kuwait through a controlling investment pursuant to the Kuwait Acquisition for the acquisition of up to 1,620 towers in the aggregate, with a further 376 towers transferred in subsequent closings. Also, in February 2020 we completed the acquisition of 2,312 towers through a 100% investment pursuant to the CSS Acquisition with towers primarily in Brazil, as well as Peru and Colombia. In 2021, we acquired 1,005 towers in Brazil pursuant to the Skysites Acquisition, 819 towers in Brazil and Colombia pursuant to the Centennial Acquisition, and completed the TIM Fiber Acquisition with TIM Brasil to form I-Systems, which provides a neutral network infrastructure solution for broadband service in Brazil. In October 2021, we signed an agreement pursuant to the Egypt Transaction and obtained a license to construct, operate and lease telecom towers in Egypt. More recently, in 2022, we entered the South African market by completing the acquisition of 5,691 towers pursuant to the MTN SA Acquisition, and we expanded further in Brazil by completing the acquisition of 2,115 towers pursuant to the GTS SP5 Acquisition. Each of these acquisitions supports our inorganic growth strategy of expanding into additional regions that meet our investment criteria, which opens up new markets that we believe will provide future organic and inorganic growth opportunities.

Largest Independent Multinational Tower Companies Globally

Source: Company filings

Note: Data as of December 31, 2022 for ATC, Cellnex, GD Towers, IHS, SBA and Helios. Data as of October 2022 for PTI. “ATC” refers to American Tower Corporation, “Cellnex” refers to Cellnex Telecom S.A., “SBA” refers to SBA Communications Corporation, “PTI” refers to Phoenix Towers International and “Helios” refers to Helios Towers plc.

For the years ended December 31, 2022 and 2021, we generated revenue of $1,961 million and $1,580 million, losses for the period of $470 million and $26 million and Adjusted EBITDA of $1,031 million and $926 million, respectively. See Item 5.A. “Operating Results—Key Financial and Operational Performance Indicators—Return Adjusted EBITDA” for a reconciliation of Adjusted EBITDA to profit/(loss) for the period, the most directly comparable IFRS measure.

Our core business is providing shared communications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, through I-Systems, we provide “Fiber-to-the-Home” or “FTTH” fiber connectivity to our customers through a neutral network infrastructure solution for broadband service, and in Nigeria we provide “Fiber-to-the-Tower” or “FTTT” connectivity to our customers. Finally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of December 31, 2022, our owned and operated tower portfolio supported 58,573 Tenants, with a Colocation Rate of 1.48x.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 22 transactions, building a footprint that currently covers Nigeria, South Africa, Côte d’Ivoire, Cameroon, Zambia, Rwanda, Brazil, Colombia, Peru, Kuwait and Egypt. We are the largest independent tower operator in seven of the eleven markets in which we operate and are the only independent tower operator of scale in four of these markets. Our markets in Egypt (which we entered in 2021) and Latin America (which we entered in 2020) are the only ones in which we do not have a leadership position today.

To support the communications infrastructure needs of our customers, we typically enter into long-term MLAs of 5 to 15 years in duration, which have historically yielded strong renewal rates. As of December 31, 2022, the average remaining length of our MLAs with our Key Customers, who represented 93% of our Tenants, was 6.6 years. Additionally, these Key Customers had aggregate Contracted Revenue of $12.9 billion and an average remaining lease term of 7.6 years as of December 31, 2022.

Our MLAs typically include annual inflation-linked revenue escalators, limited customer termination rights and, in certain cases, provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluation. For the years ended December 31, 2022, 2021 and 2020, 51%, 63% and 65%, respectively, of our revenue was linked to the U.S. dollar or euro. Foreign currency-linked elements implemented in certain of our contracts aim to help provide protection against potentially adverse movements in local currency. Our U.S. dollar-linked revenue is denominated in U.S. dollars in the relevant MLAs, but paid to us in local currency through contractual mechanisms. In such cases, including the majority of our revenue in Nigeria, and the minority of our revenue in Rwanda and Zambia, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. In other cases, such as Côte d’Ivoire and Cameroon, the MLAs are in local currencies that have a fixed exchange rate, or are “pegged”, to the euro. Our South Africa market and MENA and Latam segments have MLAs, which typically only contain local currency lease fees. See Item 3.D. “Risk Factors — Risks Relating to Our Business — The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations.”

We have historically increased the number of our owned and operated Towers through a combination of constructing New Sites, as well as through acquisitions of tower portfolios from MNOs and independent tower companies. Shortly after entering new markets through acquisitions, we typically begin constructing New Sites.

IHS Towers Overview by Country

			Market Share
				Estimated	Estimated
		# of IHS	# of IHS	Outsourced	Total
	2021	Towers	Towers	Towers	Towers
	Population	December 31,	December 31,	December 31,	December 31,	IHS Towers
Country	(millions)	2022	2021	2021	2021	Market Position
Nigeria	214	16,995	16,854	27,797	39,829	#1
South Africa	60	5,691	X	5,041	24,941	#1
Côte d’Ivoire	27	2,699	2,693	2,693	4,386	#1
Cameroon	28	2,279	2,226	2,226	5,631	#1
Zambia	19	1,862	1,745	2,998	3,479	#1
Rwanda	13	1,319	1,214	1,214	1,739	#1
Brazil	213	6,994	4,630	47,576	64,848	#3
Peru	33	54	51	6,787	17,790	not meaningful
Colombia	51	228	228	8,797	17,737	not meaningful
Kuwait	4	1,531	1,402	1,402	6,154	#1
Egypt	102	X	X	X	24,376	not meaningful

Source: Euromonitor International Limited (Economies & Consumers data) for Population, extracted June 2022, Analysys Mason estimates and IHS. South Africa outsourced towers as of December 2021 exclude approximately 3,900 Gyro towers reported as of March, 2022 since those towers are non-independent as Gyro is owned by Telkom South Africa. Market share of independent tower companies is based on June 30, 2022 figures as per Analysys Mason.

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

Our successful performance so far is the result of many years of building, acquiring, operating, managing, and owning communications infrastructure in emerging market environments. As one of the pioneers of the tower infrastructure industry in Africa, we have worked with our customers to develop the experience needed to operate and grow a successful business in our sector. Our experience has provided us with years of insight, deep operational expertise, and strong relationships with various stakeholders that we believe will allow us to enhance our leadership position in existing and new markets. Our track record is highlighted by the following milestones:

●	2001: Founded as a builder of communication Towers for MNOs in Nigeria; our founders continue to lead the business today.
●	2004: Launched our Managed Services operations for MNO-owned Towers with services including maintenance, security and power supply.
●	2009: Began owning Towers and leasing space to MNOs in Nigeria and launched our Colocation operations through which we lease space to other MNOs.
●	2013: Acquired MTN Côte d’Ivoire’s tower portfolio of 911 Towers and MTN Cameroon’s 818 Towers. Additionally, completed MLL agreements for Orange Côte d’Ivoire’s tower portfolio of 1,191 Towers and Orange Cameroon’s 819 Towers.
●	2014: Entered Zambia and Rwanda through the acquisitions of MTN’s tower portfolios of 719 Towers in Zambia and 550 Towers in Rwanda. These transactions helped establish us as the largest independent tower company in EMEA by tower count.
●	2014: Executed landmark transactions in Nigeria to acquire a total of 10,966 Towers. We acquired 4,154 of these Towers from MTN Nigeria and 2,116 of these Towers from 9mobile in 2014 and the balance of 4,696 Towers from MTN Nigeria the following year.
●	2015: Expanded through the acquisitions of Airtel Zambia’s 949 Towers and Airtel Rwanda’s 200 Towers and further expanded in Nigeria through the acquisition of an additional 555 Towers from 9mobile.
●	2016: Acquired HTN Towers, which owned 1,211 Towers in Nigeria, in the first tower company-to-tower company transaction in Africa, reinforcing our leadership in Africa’s largest market.
●	2020: Expanded our footprint by entering the Middle East through the completion of the Kuwait Acquisition, a controlling investment in Zain Kuwait’s 1,620 towers in Kuwait, of which we completed the first closing of 1,022 towers in February 2020 and the second closing of 140 towers in October 2020.
●	2020: Expanded our footprint by entering Latin America through the completion of the CSS Acquisition, for 2,312 towers primarily across Brazil, as well as Peru and Colombia.
●	2021: Expanded our Latam business through the acquisitions of Skysites in Brazil, Centennial Brazil and Centennial Colombia, acquiring 1,005 towers, 602 towers and 217 towers, respectively.
●	2021: Completed the third and fourth closings of 67 towers and 126 towers in April 2021 and October 2021 in Kuwait, respectively, pursuant to the Kuwait Acquisition. Completed acquisition of 162 towers in April 2021 from Airtel Rwanda.
●	2021: Completed our initial public offering (“IPO”) by issuing 18,000,000 ordinary shares at a price to the public of $21 per share, resulting in net proceeds to us of $357.7 million.
●	2021: Completed the TIM Fiber Acquisition with TIM Brasil to form I-Systems, which provides a neutral network infrastructure solution for broadband service in Brazil.
●	2021: Entered Egypt pursuant to the Egypt Transaction and completed the fifth closing of 43 towers in Kuwait pursuant to the Kuwait Acquisition.
●	2022: Acquired 2,115 towers in Brazil pursuant to the GTS SP5 Acquisition.
●	2022: Completed the MTN SA Acquisition to enter the South African market by acquiring 5,691 towers in South Africa from MTN.

We believe that the underlying telecommunications trends in our markets will continue to drive the need for additional infrastructure and enable us to further augment our growth through continued Colocation, Lease Amendments, New Site construction, adjacent communications infrastructure investments such as fiber, and acquisition activity. New communications infrastructure services such as small cells will further add to our growth opportunities with the roll-out of 5G in some of our markets. As of December 31, 2022, with an average age of our tower portfolio of 6.2 years, based on the date of integration of the sites, and a Colocation Rate of 1.48x, we believe that we have a young portfolio with ample capacity to continue growing organically, as well as to realize further gains on operating margins from operational efficiencies. We believe this organic growth will help drive enhanced cash flow generation from our existing assets.

Considering our historical growth and diversification, the table below presents our geographic segment revenue as a percentage of total revenue, for the periods indicated:

	As of December 31,
	2020	2021	2022
Geographic Segment
Nigeria	74.0%	72.6%	69.0%
Sub-Saharan Africa	22.3%	21.8%	21.0%
Latin America	2.2%	3.8%	8.2%
Middle East and North Africa	1.5%	1.9%	1.8%

For further discussion regarding the principal markets in which we compete, including a breakdown of total revenue by category of activity and geographic market, please refer to ‘Note 5. Segment Reporting’ and ‘Note 6. Revenue’ of our audited consolidated financial statements included in this Annual Report.

Our Competitive Strengths

We believe the following strengths position us to deliver operationally for our customers as well as generate strong financial returns and growth:

We are a clear leader in the majority of our current markets, which we support with a high quality asset base and service.

Large and Growing Telecommunications Markets.  We believe the markets in which we currently operate are structurally favorable, as a result of having large, growing populations and low mobile penetration, particularly relating to 4G and 5G SIM penetration. Our eleven markets covered approximately 832 million SIMs as of December 31, 2021. Our African markets are generally characterized by low mobile penetration, and a high number of subscribers per tower compared with the U.S. and Western Europe. These markets are also attractive due to an increasing need for 3G and 4G coverage and capacity, with 52% 3G SIM penetration and only 24% 4G SIM penetration as of December 31, 2021 (blended average metrics based on IHS Towers’ number of towers in each market as of June 30, 2022, including the commitment to deploy 5,800 towers in Egypt). Over the longer term, we also expect 5G technology to become more meaningful in these markets. To meet the anticipated telecommunications growth in our African markets, including Egypt and South Africa, which we entered in 2021 and 2022, respectively, it is expected that these markets will require over 30,000 new towers and over 55,000 new MNO points of presence over the period December 2021 to December 2026. We also opened up new growth markets in 2020 with the completion of the Kuwait Acquisition and the CSS Acquisition in Latin America, giving us additional exposure to the growth and technology trends in these markets as well. It is estimated that the markets in Latin America we currently operate in including Brazil, Colombia and Peru will require over 24,000 new towers and over 42,000 new MNO points of presence over the period December 2021 to December 2026. As telecommunication networks in our markets evolve, we believe that there may also be increasing demand for other communications infrastructure, such as fiber connectivity and data centers.

Significant Market Scale.  We are the number one independent tower operator in seven of our eleven markets. As of June 30, 2022, we had an estimated 59% and 52% market share of independently owned or operated sites in Nigeria and South Africa (Gyro is owned by Telkom South Africa and is therefore excluded from the calculation), respectively, which are two of the largest telecommunications markets in Africa by subscribers. In addition, we are the only independent tower operator of scale in four of our eleven markets and as of June 30, 2022, we are the largest independent tower operator in Africa, measured by tower count.

As a leader in many of our markets, we benefit from operational efficiencies that help drive financial performance. We have strategically acquired multiple tower portfolios in each of our African markets and have selectively consolidated Towers, where we move Tenants from one Tower to another, to reduce costs. Follow-on transactions in new markets are an important element of our inorganic growth strategy, and we have reinforced our position in our markets, completing follow-on transactions in each of our African markets (excluding South Africa and Egypt), as well as Brazil and Colombia. We own or operate approximately 37% of all Towers (63% of independent Towers) in our combined African markets (excluding Egypt) as of June 30, 2022 and therefore benefit when MNOs invest in additional coverage and capacity, either on our existing sites or through the share of new sites we deliver in the market. We believe our scale and market position gives us a unique opportunity to increase our revenue per tower through Colocation and Lease Amendments as MNOs upgrade their networks from 2G and 3G to 4G and 5G.

Substantial and Defensible Market Share.  Given the size and scale of our business and our track record of growth and service to our customers, we believe we are well positioned to maintain or even grow our market share. Our market position is backed by long-term contracts that we have a history of successfully maintaining. For the period covering 2022, 2021 and 2020, we have added 20,921 Tenants, 18,070 Lease Amendments and constructed 2,894 New Sites. As of December 31, 2022, we have built over 8,750 New Sites since our inception. We continue to provide quality service and take a partnership approach with our customers in radio frequency planning. We also benefit from high barriers to entry in our industry, including the capital intensive nature of building new tower portfolios and, in certain instances, zoning rules that restrict Towers and masts from being built within a certain radius of each other. We believe these factors underpin the strength of our market leadership and position us to take advantage of opportunities in our markets.

We have a proven business model with high quality revenue visibility that is backed by long-term, inflation-linked contracts.

Proven business model coupled with recurring revenues and long-term contracts.  We offer MNOs reliable services in exchange for monthly lease fees that are underpinned by long-term contracts, creating long-term revenue visibility. For MNOs, there are high costs and potential service interruptions associated with switching tower infrastructure and, historically, we have had a track record of successfully renegotiating and extending our contracts with MNOs, including with Key Customers in Nigeria in 2020 and 2022. As of December 31, 2022, we had $12.9 billion of Contracted Revenue from our Key Customers, an average remaining lease term of 7.6 years and an average remaining length of our MLAs of 6.6 years. In many cases, our contracts also include limited customer termination rights, inflation-linked revenue escalators and power indexation clauses to mitigate against certain increases in diesel prices. In certain cases, our contracts also include provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluations.

The majority of our revenue comes from MNOs that are subsidiaries of large, publicly listed multinational MNOs. Our Key Customers are primarily the country subsidiaries of publicly listed multinational MNOs such as MTN Group, Airtel Africa, Orange Group, Telecom Italia, Zain Group, America Movil, Telefonica, and Millicom.

Structurally favorable unit economics.  The absence of competing infrastructure in the vicinity of our Towers helps enable strong demand from existing customers and positions our Towers as the preferred location for potential new demand. Time to market advantages for New Site construction, cost-to-build considerations and in some cases, regulatory restrictions create natural and high barriers to entry into our markets. We are able to achieve favorable unit economics through additional Tenants and Lease Amendments via Colocation that allow us to improve our margins and our return on invested capital. When we add additional Tenants via Colocation, we generally incur limited incremental costs and typically do not provide additional tenant discounts. We also have the ability to reduce certain of our costs per Tenant, which are mostly fixed, with the exception of power costs in our African and Middle East markets, which are variable. With a Colocation Rate of 1.48x across our portfolio as of December 31, 2022, our sites have the capacity to add additional Tenants before reaching a similar Colocation Rate as our older tower vintages. For example, as of December 31, 2022, our tower vintages up to 2012 had a Colocation Rate of 2.24x. We believe our success in leasing up and colocating on our older Towers is a strong indicator of our ability to lease-up, grow revenue and expand margins on our newer Towers.

We have contractual protections against macroeconomic volatility.  For the years ended December 31, 2022, 2021 and 2020, 51%, 63%, and 65%, respectively, of our revenue was linked to the U.S. dollar or euro. Most of our operating costs are in local currency, and we have structured our contracts to provide protection against inflation and, in some cases, local currency devaluation.

Our MLAs in our MENA and Latam segments have local currency lease fees with annual inflation linked escalators. In our SSA and Nigeria segments the local currency components of our lease fees typically adjust with local currency linked inflation provisions and U.S. dollar components of our lease fees present in some of our African market MLAs typically adjust with U.S.-linked inflation provisions. The majority of our costs do not have mechanical indexation, enabling us to both grow our revenue and manage our cost base. With the exception of the cost of diesel, the majority of which is paid in U.S.

dollars, substantially all of our direct and indirect operating expenses are denominated in and incurred in local currency. Capital expenditures may be linked to U.S. dollars in some instances, but are also incurred in local currency, providing further resilience to macroeconomic volatility.

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

In response to these growing needs, we benefit from customers choosing Colocation in order to get to market quickly on an existing site of ours. Colocations are a highly attractive opportunity as they enable us to lease-up our existing assets with minimal incremental capital expenditure and operating expenses required. As of December 31, 2022, 2021 and 2020, we achieved a Colocation Rate of 1.48x, 1.50x and 1.54x, respectively. When we acquire towers from mobile operators, these typically have a low Colocation Rate that reduces our overall Colocation Rate, but at the same time these towers result in a further Colocation opportunity for our other customers.

Lease Amendments represent an opportunity for existing Tenants to enhance their existing position or upgrade technology at a Tower by installing additional equipment on that Tower or requesting certain ancillary services. For the years ended December 31, 2022, 2021 and 2020, we added 4,550, 9,141 and 4,379 Lease Amendments, respectively. Colocation and Lease Amendments both support our growth by increasing our operating leverage.

We typically construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation. Since our inception, we have built over 8,750 New Sites. For the years ended December 31, 2022, 2021 and 2020, we built 1,184, 1,348 and 362 New Sites, respectively.

We also benefit from the opportunity to generate revenue from adjacent services, including fiber, DAS, small cells and data centers. In terms of fiber services, through I-Systems, we provide FTTH connectivity to our customers through a neutral network infrastructure solution for broadband service, and in Nigeria we provide FTTT connectivity to our customers. These opportunities do not constitute a material contribution to our revenue today, although we look to continue to expand these opportunities as an area of growth in the future, particularly in Brazil, Nigeria, South Africa, and Kuwait, where 5G roll-out has already commenced.

We have a track record of inorganic growth through acquiring, consolidating and integrating tower portfolios.  Since our inception, we have completed 22 transactions for more than 32,500 Towers and fiber assets across ten countries. These transactions have enabled us to achieve our strong in-market positioning, which is key to both our ability to provide high quality services and to ensure the sustainability of the fundamentals of our business. Our recently completed acquisitions demonstrate our desire to expand into structurally favorable emerging and less developed markets around the world.

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

We have a long track record of delivering quality service to MNOs through deeply integrated relationships. Our customers entrust us with this critical infrastructure in part due to our proven record. For example, in our African businesses (excluding South Africa), we had average power uptimes of 99.9% and average time to repair below two hours for the year ended December 31, 2022. In our African businesses, our innovative power availability solutions are a critical component of our quality of service offering in our current markets that lack a robust power grid, as well as in South Africa, where the power grid experienced significant interruption in 2022 due to load shedding.

We have a modern and efficient global operational management platform.  We have differentiated ourselves from our tower competitors over time through our advanced network operating centers, or NOCs, in our African and Kuwait businesses, excluding Egypt and South Africa, with bespoke remote monitoring at 89% of sites covered by these NOCs as of December 31, 2022 (with monitoring of almost all remaining sites through MNO network operating centers), site acquisition and maintenance teams, and a network of partners in the fields of security, power management equipment, site deployment / construction and diesel supply. Our NOCs operate 24 hours a day, seven days a week and monitor a variety of data sent from our Towers. Such data include access and gate status, diesel supply, usage and quality, cabinet temperature and overall power uptime, consumption and supply. We have demonstrated significant uptime improvement in the sites that we have purchased and enabled improved quality of service levels across our portfolio, other than in South Africa where the power grid experienced significant interruption in 2022 due to load shedding and where we are still transitioning services from third party providers to build our own NOC. Given the current operating environment in Latin America with limited service level agreement obligations (such as power uptime or average time to repair) to customers, our businesses in Brazil, Peru and Colombia generally do not require NOCs or remote monitoring services.

We have a track record of resilience to volatility.

We have a track record of growth during periods of macro-economic volatility, including in relation to foreign exchange rates. Despite Nigerian Naira devaluations and the sustained economic slowdown continuing in Nigeria since 2018, with real GDP growth at 3.1%, 3.4% and (1.9)% for 2022, 2021 and 2020, respectively, our revenue and Segment Adjusted EBITDA for our Nigeria segment has continued to grow during that same period. Revenue for our Nigeria segment increased 17.9%, 10.5% and 12.1% for the years ended December 31, 2022, 2021 and 2020, compared to the years ended December 31, 2021, 2020 and 2019, respectively, and Segment Adjusted EBITDA for our Nigeria segment increased by 2.5%, 11.7% and 25.5% over the same periods, despite the Naira depreciating from an average rate of ₦364.7 to $1.00 for the year ended December 31, 2019 to an average rate of ₦461.5 to $1.00 for the year ended December 31, 2022.

We have a disciplined capital allocation policy.  We employ a prudent approach to discretionary capital allocation. We have a strong focus on maintaining a healthy capital structure through a mix of debt and equity financing. As of December 31, 2022, we had $3.9 billion of debt and IFRS 16 lease liabilities and $514.1 million of cash on our balance sheet. We continue to maintain a prudent approach to leverage, which we believe provides us with strong flexibility to evaluate future investment opportunities and other potential capital allocation alternatives.

We have a founder-led, experienced management team with a differentiated operational skillset and track record, that is dedicated to operational best practices.

Our executive team is led by our founders and other seasoned senior executives with strong relevant experience.  Our founders remain in lead executive positions and are deeply involved in day-to-day operations, strategy and leadership. We have a highly experienced management team with a track record of delivering operational performance and strategic growth for our business. With a background in site construction, site management as well as site operation, our management team has experience across the full communications infrastructure value chain. We have added to our leadership team over the years, and together, our management team has deep experience in both developed and emerging markets, towers, telecommunications, finance, governance and mergers and acquisitions. In addition to a strong executive management team, we have developed a seasoned team of in-country managers that help run the day-to-day operations, manage local relationships and expand effectively into new markets.

Our governance and control frameworks underpin our dedication to operational best practices.  Since our inception in 2001, we have established a rigorous framework, which includes a focus on corporate governance, ethics, environment and sustainability and risk management policies and a platform that combines the strong fundamentals of the communications infrastructure business with attractive long-term growth potential.

We have implemented governance practices at the board of directors and executive levels, including committees focused on ethics and risk management. We have ten directors, seven of whom are independent directors, on our board of directors. We have also developed an ethical compliance framework aligned with converging best practice methodologies.

Our Strategy

Since our inception in 2001, we have established a reputation as a leader in the high growth, emerging market communications infrastructure sector, servicing MNOs and ultimately the growing end-consumer market with critical communications infrastructure, which also benefits the broader communities in our markets through enabling accelerated access to communications. Through the growth of 2G, 3G, 4G, and 5G, we have helped the MNOs in our markets provide services to subscribers by owning, operating, sharing and constructing communications infrastructure. We are pursuing the following key strategies to grow our cash flow and continue to take advantage of our competitive strengths:

Increase revenue, improve margins and grow cash flows by maximizing the use of our existing network infrastructure and driving organic growth through Colocation, Lease Amendments and New Sites or other communications infrastructure

Our primary strategy is to expand our revenue-generating asset base and improve utilization on new and existing Towers and other communications infrastructure. We aim to drive organic revenue growth and cash flow generation through Colocation, Lease Amendments, contractual lease fee escalations and New Site or other communications infrastructure construction. In addition, we believe strong operating leverage and initiatives, such as selective decommissioning, will help us drive margins and increase cash flows. Moreover, we see the opportunity to expand our FTTH fiber services in Brazil through I-Systems and our FTTT fiber connectivity services in Nigeria.  As our customers ready themselves for 5G roll-out, we believe these fiber services, as well as existing services such as DAS and small cells and potentially data centers, will likely increase in prevalence, and will become a core component to our growth thesis.

Seek attractive rates of return through disciplined organic and inorganic investment

We intend to continue investing capital seeking attractive rates of return. We pursue carefully selected strategies, including New Site or other communications infrastructure construction and selective decommissioning, and have a strong track record of delivering value-enhancing incremental investments that have helped grow our asset base, secure our market leading positions and provide the scale and market share necessary to sustain our growth. We assess acquisition and investment opportunities in both existing and new markets using our (i) country attractiveness framework, (ii) strategic importance analysis and (iii) investment appraisal methodologies.

Within existing markets, we focus on growing our scale advantages by acquiring portfolios and other existing tower companies, which offer opportunity for operational improvements, potential synergy realization and potentially decommissioning opportunities, leading to potentially higher returns than comparable standalone investments. Additionally, we assess adjacent components of the communications infrastructure value chain, such as fiber, to be able to offer more infrastructure services to our customers, generate incremental operating synergies across our assets and deliver potentially higher returns.

In new markets, we seek attractive communications infrastructure opportunities with contractual agreements that aim to maximize returns on our investments. We also seek balanced telecommunications market dynamics with service and technology growth opportunities and demand for communications infrastructure services. We consider markets attractive if we believe we can achieve significant scale, and even more so, if we can leverage relationships with multi-national MNOs with whom we may have existing relationships in other markets. If we deem a market attractive, we aim to apply our disciplined approach to acquisitions, establish a path to scale, gain market leadership within that country or more broadly within that region, and diversify our overall portfolio by market and by customer. In contrast, we avoid markets which do not offer chances for meaningful scale or ones that we do not believe have the right fundamental drivers to support our growth strategy.

In addition to acquiring tower portfolios or seeking to consolidate existing tower companies, we also see the potential for new and related services that will help enhance our value proposition to our customers, reduce their capital expenditure, stabilize their operating costs, help improve their quality of service and enable faster deployment of their networks. We expect to continue to generate cash flows from newly developed service propositions, such as our FTTH and FTTT fiber infrastructure services, where we see significant potential in our markets. We will continually consider opportunities to expand our offering beyond the current infrastructure services, which support MNOs in their intention to build 4G and 5G enabled networks of the future, notably with small cells in urban areas and DAS. We believe that there are opportunities to expand the types of infrastructure partnerships that we could form with our customers, such as investments in Internet-of-Things or edge computing, which could fall within our investment criteria, our infrastructure focus and our business model. We are committed to anticipating and responding to new technology trends and evolving customer needs.

Our investment appraisal of inorganic opportunities includes targeting long term financial metrics to form the basis of our investment appraisal as well as assessing inorganic opportunities for individual strategic merit.

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

In support of these goals, in 2022, we published our Carbon Reduction Roadmap which provided a comprehensive strategy for decreasing our emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline.  Under Project Green, the next significant step of our Carbon Reduction Roadmap, we expect to spend $214 million in capital expenditures towards these efforts between 2022 and 2024. We expect to achieve emissions and financial savings by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for Project Green are our operations in Cameroon, Côte d’Ivoire, Kuwait, Nigeria, Rwanda, and Zambia.

Enhancing our impact on our communities and on the environment

Our business model is designed to be more sustainable than various alternatives given we promote infrastructure sharing, drive connectivity across our markets and have invested in hybrid power solutions that reduce operational greenhouse gas (GHG) emissions. Additionally, we continuously aim to improve and develop our Sustainability strategy, which focuses on four pillars: (i) environment and climate change; (ii) education and economic growth; (iii) our people and communities; and (iv) ethics and governance. By supporting local schools, education initiatives, health clinics and wider programs, such as improving rural telephony, we seek to make a positive impact in the communities in which we operate and further contribute to the growth and development of our markets.

Having become a Signatory of the UN Global Compact in 2020, we produce an annual ‘Communication on Progress (CoP)’ covering how we are supporting the Compact’s ten principles in areas such as human rights, labor standards, the environment and anti-corruption, and our 2021 Sustainability Report served as our second CoP. We believe that our sustainability programs contribute to nine of the 17 United Nations Sustainable Development Goals, or UN SDGs. Each of these goals feeds into our four-pillar sustainability strategy, which guides our everyday performance and underpins our business.

The impact of our Sustainability strategy continues to be recognized externally. In 2022, IHS Nigeria was recognized for the fourth year running at the Sustainability, Enterprise and Responsibility Awards, winning in three Best Company categories of Environmental Stewardship, Partnership and Climate Action. For the second year running, IHS Cameroon received an award at the 2022 Corporate Awards in the CSR & Sustainability: ESG category. In Latin America, IHS Brazil was recognized as the Most Innovative Telecom Company in the Project Connectivity category at the Tele.Síntese Awards for deploying compact communications infrastructure solutions in vulnerable communities, most notably favelas in Rio de Janeiro.

Our Tower Portfolio

Size of portfolio   As of December 31, 2022, we had a portfolio of 35,652 owned Towers and 4,000 Towers that we operate under MLL and ROU arrangements totaling 39,652 Towers owned and operated. With 58,573 Tenants as of December 31, 2022, we had a Colocation Rate of 1.48x. Additionally, as of December 31, 2022, we had 31,674 Lease Amendments. We have historically increased the number of our Towers through a combination of constructing New Sites, along with the acquisition of site portfolios from MNOs and from independent tower companies, namely HTN Towers, CSS, Skysites, Centennial, and GTS SP5.

In connection with the acquisition of multiple portfolios of Towers and in other circumstances, we have also rationalized our portfolio through decommissioning where we have multiple Towers in close proximity to each other, including the ongoing rationalization program agreed with a Key Customer in Nigeria. Where economically and commercially viable to do so, we migrate Tenants from one Tower onto a nearby Tower as additional Colocation and then decommission the empty site. While the decommissioning of Towers offsets our overall growth in the number of Towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditures of the decommissioned tower with only a marginal cost of sales increase at our retained sites through increased power consumption.

The following table shows the growth of our tower portfolio, which is primarily a result of acquired Towers and the construction of New Sites, for the period and as of the dates indicated:

	As of December 31,
	2020	2021	2022
Towers
Total (Owned & Operated)	27,807	31,043	39,652
Acquired in period	3,474	2,179	7,849
Built in period	362	1,348	1,184

In addition to the foregoing owned and operated Towers, we also manage and operate approximately 222 Towers in Kuwait under a Managed Services agreement as part of the Kuwait Acquisition. These Towers are currently owned by Zain Kuwait, and we expect ownership of such Towers to be transferred to us following completion of the necessary documentation and subject to satisfaction of customary conditions.

Tenancies and Colocation Rate

We provide our customers with opportunities to install active equipment, and receive related services, on existing Towers alongside current Tenants, known as Colocation. The Colocation Rate is the average number of Tenants per Tower that we own or operate across our portfolio at a point in time. With 58,573 Tenants as of December 31, 2022, we had a Colocation Rate of 1.48x.

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

The following table shows the number of Tenants in our portfolio and our Colocation Rate as of the dates indicated:

	As of December 31,
	2018	2019	2020	2021	2022
Tenants
Key Customers	32,690	34,092	38,739	42,843	54,215
Other Customers	3,611	3,560	4,125	3,571	4,358
Total	36,301	37,652	42,864	46,414	58,573
Colocation Rate	1.52x	1.56x	1.54x	1.50x	1.48x

We review and analyze the performance of our Colocation Rate trends for Towers built or acquired in different periods. As of December 31, 2022, our tower vintages up to 2012 had an average Colocation Rate of 2.24x, while our more recent portfolios ranged from 1.27x to 1.71x. This metric can be affected by recent acquisitions and consistent New Site programs, each of which reduce the overall Colocation Rate and make total portfolio comparisons less meaningful. However, we believe the relatively low Colocation Rate provides strong growth potential going forward. The table below shows our

Colocation Rate, as of December 31, 2022, for Towers acquired or built during different periods (with towers acquired through company acquisitions captured in the acquisition year):

		Colocation Rate
	Number of Sites	As of December 31,
Period	Acquired / Built	2022
Up to 2012	1,426	2.24x
2013 — 2014	11,978	1.62x
2015 — 2016	8,302	1.49x
2017 — 2019	1,648	1.71x
2020 — 2022	16,298	1.27x
Total	39,652	1.48x

The Colocation Rate of our Towers is a key indicator of portfolio maturity and operational efficiency.

Lease Amendments

In addition to Colocation, we also continue to benefit from Lease Amendments as our existing Tenants roll out new technologies on their existing sites, which includes the deployment of 3G, 4G and 5G technologies. As of December 31, 2022, our customers had deployed over 31,650 Lease Amendments to Towers across our footprint. Given the relative growth potential of the telecommunications markets in which we operate, where 3G and 4G SIM penetration are generally at a low starting base (e.g. 68% and 16%, respectively in Nigeria as of December 31, 2021), the majority of the Lease Amendments that we have added thus far are for 3G and 4G equipment added to a Tower for existing Tenants.

The following table shows the number of Lease Amendments in our portfolio as of the dates indicated:

	As of December 31,
Lease Amendments	2018	2019	2020	2021	2022
Total	9,983	13,604	17,983	27,124	31,674

Tower Specifications

The following diagram illustrates the standard facilities located on our typical ground-based tower sites in our African and Middle East markets:

1 Galvanized tower
2 Antenna mounting pole
3 4 Lightning arrestor & Aviation warning light
5 Palisade fence
6 Barb wire
7 Entrance gate
8 Guard hut
9 Diesel Tank
10 11 Diesel generator 1 & 2
12 DC power system
13 Solar panels
14 Battery
15 Microwave antenna (tenant)
16 RF antenna (tenant)
17 Indoor cabinet
18 Outdoor cabinet
IHS Towers-owned Infrastructure
IHS Towers-owned Power System
MNO Equipment

The antennas, microwave dish and the active equipment inside or outside of the shelter are owned and maintained by the customers, while we own and maintain the passive infrastructure, including the mast, the shelter, the site monitoring system, and, if applicable, the diesel generator, the battery backup system or the hybrid power solutions, which include solar and battery systems. The site land is generally leased from a land owner or purchased by us. See “— Real Property Leases.” In Latin America and South Africa, the supply of primary power is typically the responsibility of the operators, who have either a grid connection or their own power supply for the site.

The number of antennae that a Tower can accommodate varies depending on the type of Tower (self-supporting monopole, guyed or self-supporting lattice), the height of the Tower, the nature of the services provided by such antenna and the antenna size and weight. The substantial majority of our Towers are self-supporting lattice Towers that can support a large number of antennae, which therefore enables us to market tower space to a diverse group of telecommunications providers and other customers. Ground-based Towers can typically accommodate three or more Tenants. The key criteria in determining how many Tenants the Tower can hold is the wind loading capacity of the Tower. The capacity of a single Tower can be increased by Tower strengthening and height extensions and by adding further antenna mounting poles. The structure of the Tower can be reinforced and the foundation strengthened to accommodate additional Tenants and Lease Amendments.

Our Tower portfolio consists principally of ground-based Towers. As of December 31, 2022, 57% of our Towers were between 30 and 60 meters in height, and 32% of our Towers were smaller than 30 meters, including 12% of which were rooftop sites. We build larger Towers when circumstances require, including when Towers will be located in valleys or require a greater range of transmission. As of December 31, 2022, 9% of our Towers are between 60 and 75 meters, and 3% are taller than 75 meters. As of December 31, 2022, the average age of Towers in our portfolio based on our date of integration was 6.2 years.

Operations

Our core business provides shared communications infrastructure services to MNOs, including power management, to ensure uninterrupted operation of customers’ transmission equipment. MNOs, in turn, use our tower infrastructure to provide wireless voice and data services to their end users. We lease space to customers on existing Towers alongside current Tenants, known as Colocation, as well as lease additional space to existing Tenants on Towers for the installation of additional equipment through Lease Amendments. We commission New Sites for construction to the MNOs’ specifications and lease space on those newly built Towers. In certain of our markets, we also provide customers with the required power for their equipment.

Colocation

Colocation is at the core of our business model as it allows us to leverage existing Towers to grow revenue and improve operating margins. We believe that our current tower portfolio and our experience of operating large portfolios of Towers, coupled with our strong customer relationships, will help us to capitalize on expected market growth and Colocation opportunities.

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

Lease Amendments

In addition to Colocation, we drive our revenue and operating margins by leasing additional space or equipment or providing certain ancillary services to existing Tenants on sites through Lease Amendments. For example, an existing Tenant may choose to deploy an additional technology, such as 3G, 4G or 5G technology at the same site the Tenant is leasing, or an existing Tenant may seek to connect fiber to the Tower, which requires the provision of additional power for that connection.

Our customers utilize different technologies, though active GSM technologies comprise the most prevalent type of technology on our Towers to date. Data demands continue to be a key factor in our markets and certain large MNOs have recently been upgrading their 4G networks and/or have already begun deploying 5G networks. These technologies require increased density for Towers and equipment, increasing the need for additional points of service and amplifying the need for Colocation.

As subscriber density increases, tower operators deploy additional infill sites to deliver further capacity to areas of demand. This densification of the network is driven further by the deployment of 3G, 4G and 5G services, which are typically carried over higher frequency spectrum bands. The cell-sizes for these higher frequency bands are much smaller than, for example, a GSM 900 MHz cell, but the capacity that is delivered over a similar area is much higher and can therefore support high subscriber density and deliver higher voice and data traffic. The recent deployment of 3G/4G in lower frequency bands does not negate the need for densification, as it allows 3G and 4G coverage to be extended into more rural areas similar to 2G coverage. We expect MNOs in our markets to continue to service 2G, 3G and 4G technologies for many more years.

New Sites

We believe that the timely deployment of New Sites, which includes site acquisition, construction and structural and electrical engineering, has been a critical component in obtaining and completing site orders. We have extensive New Site deployment experience, having built over 8,750 New Sites and have been a major provider to the market in New Sites since 2011. The average cost to build a typical macro New Site as of December 31, 2022 is in the range of $75,000 to $105,000 in our African and Middle East businesses, and in the range of $40,000 to $75,000 in our Latin America business.

New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions, rooftop and wall-mounted towers and cells-on-wheels. For New Sites, we retain ownership as well as the exclusive right to colocate additional Tenants on the tower. These New Sites always begin operations with at least a single tenant, with Colocation and Lease Amendments expected at future dates. We seek to construct New Sites only in locations where Key Customers are committed to be the initial tenant with optimal additional Colocation capacity, and therefore generally aim to only build Towers for customers in locations that have the potential to attract other customers. We strive to realize the operating leverage inherent in the tower business by leasing up the New Sites with additional tenancies. In Africa (excluding South Africa) and the Middle East, we aim to construct New Sites with the appropriate power systems for their location, which may include hybrid batteries and solar systems. In South Africa, we provide back-up power solutions as connection to the grid is the primary source of power. See “— Power and Power Management.” Given the operating model in Latin America, power systems are less relevant in these markets where the provision of power is a responsibility of the customer.

The entire process from receipt of work order to completion of New Site construction as of December 31, 2022 typically takes approximately 90 to 150 days. The actual time taken and the detailed steps followed can vary depending on the country, customer, the location of the specific site and issues, if any, identified during the site acquisition process.

A typical New Site process, including additional value-added services, involves the following steps:

●	A new customer will sign an MLA, or have an existing MLA with the relevant optionality to roll-out New Sites, and inform the marketing unit that it requires a New Site in a certain location (usually a location within a 200 meter radius of a precise coordinate, referred to as a search ring).
●	Mapping specialists select the most suitable sites based on a number of factors, including (i) the proximity to central coordinates provided by the customer, (ii) appropriate terrain most suited to broadcasting of uninterrupted signals, (iii) which sites provide the most attractive property lease or purchase terms, with a preference for purchasing the land, (iv) which sites have the highest potential to be approved for aviation and environmental permits in the shortest time frame and (v) which sites may be the most viable location for additional Tenants. Final sites selected are submitted to the customer and, once approved, to our site acquisition department.
●	Once a location is accepted by the customer, we negotiate and enter into either (i) a long-term ground lease pursuant to which we acquire a leasehold interest in the property, (ii) a contract of sale pursuant to which we acquire title to the property, or (iii) an easement agreement pursuant to which we acquire an easement over the property. We may also negotiate an option to purchase or lease the property in the future. Concurrent with the negotiation of appropriate property rights, we obtain a title report on the site, conduct a survey of the site, perform soil analysis of the site and obtain an environmental survey of the site (if relevant). The resultant plan is then submitted to the relevant regulatory authority for approval. We also obtain land use permits necessary to commence construction on the site or install equipment on the site.
●	Upon the customer’s acceptance of the completion of the tower construction, under certain MLAs, a separate SLA is then signed for the commissioning of the individual site, which incorporates the provisions of the MLA.

The accrual of the lease and maintenance fees generally starts at the time of the customer’s acceptance of the completion of the tower construction. Subsequent invoicing depends on the particular MLA but generally commences within 30 days of the customer’s acceptance or delivery of the site.

Decommissioning sites

Historically, we have grown our portfolio through constructing New Sites, along with the acquisition of site portfolios from MNOs and independent tower companies. As a result of acquisitions of multiple tower portfolios in the same markets, we often have multiple Towers in close proximity to each other. If it is economically and commercially viable to do so, and if agreed to by the tenant, we migrate Tenants from one Tower onto a nearby Tower as additional Colocation and then decommission the empty site. In other circumstances, we may selectively decommission sites of existing customers, including the ongoing rationalization program agreed with a Key Customer in Nigeria. While the decommissioning of Towers offsets our overall growth in the number of Towers, it allows us to eliminate duplicative cost of sales and ongoing maintenance capital expenditures of the decommissioned tower with only a marginal cost of sales increase at our retained sites through increased power consumption. We aim to continue working with our customers to determine if we can improve our service offerings through further decommissioning.

Site management and maintenance

We deploy a combination of in-house personnel and third-party contractors to manage and maintain our Towers. In-house personnel are responsible for oversight and supervision of all aspects of preventative and corrective maintenance and site management, including managing the operational aspects of customer relationships, managing structural engineering and tower capacity issues, ensuring proper signage, and supervision of independent contractors. We engage numerous suppliers to provide various services in connection with site acquisition, construction, access management, security and preventative and corrective maintenance of tower sites, as well as the supply of diesel to certain of our sites. As of December 31, 2022, we had entered into outsourcing arrangements for certain services in respect of 77% of our sites.

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

Site maintenance and management activities include:

Site monitoring and control

Our NOCs are 24-hour fully operational management centers from which our personnel monitor and control the tower sites from a central location. Remote monitoring systems allow us to better monitor, regulate and control site conditions, including, among other things, site AC, DC, load, power consumption per tenant, diesel usage and tank levels, environmental alarms (shelter temperatures, smoke detectors, etc.) and remote access control. We have remote monitoring systems installed in six of our eleven markets covering 89% of our sites within these six countries (with monitoring of almost all remaining sites through MNO network operating centers). Our NOCs are operated 24 hours a day, seven days a week and monitor a variety of data sent from our Towers. Such data includes access and gate status, diesel supply, usage and quality, cabinet temperature and overall power uptime, consumption and supply. In South Africa, we currently rely on a transitional third party operations support system but expect to establish our own NOC in the market in 2023. Given the current operating environment in Latin America and no provision of service levels to customers, our businesses in Brazil, Peru and Colombia do not require NOCs.

The activities conducted in the NOCs ensure that we provide our customers with quality service and uptimes. We averaged a power uptime of 99.9% (excluding South Africa) across our tower portfolio in our African markets for the year ended December 31, 2022, with an average mean time to repair of under two hours for the year ended December 31, 2022.

Security

The protection of our sites is key to ensuring the sustainability of our business. We ensure that our Towers generally have fencing and security lights and, where relevant, such as in our African markets, some of our sites are guarded by outsourced security guards. We apply rigorous access control policies at the sites and require each visitor to be pre-approved with customer representatives. Our remote monitoring systems also allow us to track all access to restricted areas on the sites.

Power and Power Management

The reliability of main grid electricity varies considerably across our footprint and determines, along with the requirements of any one site, the most appropriate power system for that site. Specifically in our African markets where there can be a lack of reliable main grid electricity supply, we currently source a substantial amount of our power needs for daily operations from a combination of diesel generators, solar panels, and deep cycle batteries. As of December 31, 2022, in our African markets (excluding South Africa), 42% of our sites were powered with hybrid power systems (a combination of diesel generators with solar and / or battery systems), 24% with only generators, 26% with grid connectivity and back-up generators, with the remaining 7% powered through only grid connectivity or solar power and other systems. As of December 31, 2022, 8,804 of our sites in Africa, excluding South Africa, had solar power solutions, representing 35% of our African Tower portfolio (excluding South Africa). We, or third-party contractors we have engaged for certain sites, are responsible for monitoring the diesel levels of our generator tanks and scheduling diesel deliveries. Given the importance of diesel for the operation of our sites in many of our African markets, we may purchase diesel in large quantities, which is then stored at our facilities. In Latin America, South Africa, and Kuwait our sites are typically powered by grid solutions, with back-up power systems in certain instances.

To address the costs associated with diesel generator usage and maintenance in our African markets (excluding South Africa), we deploy as practicable hybrid battery power systems, which involve alternating between power storage sources, such as batteries (VRLA and lithium ion) and diesel generators. On certain sites, we have also switched from using 3-phase AC generators to DC generators or single phase generators, which consume less diesel. We have also begun deploying hybrid solar power systems on certain sites. We continuously evaluate innovative power management technologies and solutions, including more efficient generators, hybrid battery systems and solar systems. We outsource certain services, including power management and site maintenance for our sites, which includes over 9,000 sites in Nigeria where we had deployed hybrid power systems, prior to Project Green. These systems use batteries and/or solar power systems, along with traditional generators, to reduce fuel costs and create a more consistent energy supply to increase network uptime for our customers. In Nigeria, the deployment of these power management solutions resulted in, on average, an approximately 50% reduction in diesel consumption per tower at the time of deployment on the more than 7,400 sites where we had deployed hybrid power solutions, which included solar power.

Under Project Green, the next significant step of our Carbon Reduction Roadmap, we expect to spend $214 million in capital expenditures between 2022 and 2024 towards connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for Project Green are our operations in Cameroon, Côte d’Ivoire, Kuwait, Nigeria, Rwanda, and Zambia.

Given the reliable grid connectivity and power pass through nature of most customer contracts in Kuwait and our Latin American markets, power management is less of a focus in these markets.

Replacement of power systems in cycles forms a significant part of our annual maintenance capital expenditures, which are in the range of $2,000 to $7,000 per Tower per year as of December 31, 2022 in our African and Middle East businesses. Given the different power environment in our Latin America business, annual maintenance capital expenditures are currently less than $500 per tower per year.

Fiber Services

In certain of our markets, we have begun providing certain fiber services, including the deployment and operation of fiber access networks and infrastructure. In Brazil, through our I-Systems subsidiary, we deploy and operate a fiber infrastructure that is primarily rented back to TIM Brasil (as anchor client), and in the future other customers, for their provision of residential broadband services to consumers, which is referred to as a Fiber-to-the-Home (“FTTH”) network. As part of the transaction that formed I-Systems, we inherited a legacy Fiber-to-the-Curb (“FTTC”) network that is also being upgraded to FTTH. I-Systems is responsible for the deployment of the relevant fiber node as well as the secondary fiber network connected to that node, including the fiber drop at a consumer’s premises. I-Systems is also responsible for the ongoing management and maintenance of that fiber network. As of December 31, 2022, the I-Systems network covers approximately 7.5 million homes passed (of which approximately 4.5 million are FTTH) and spans 18,000 route kilometers. In certain of our African markets, we also provide Fiber-to-the-Tower (“FTTT”) services, where we deploy fiber to towers that we own or operate and sell capacity to our customers to generate revenue.

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

These govern the ongoing and long-term customer relationship and provide the commercial terms governing the lease of tower space. As of December 31, 2022, the average remaining length of our MLAs was 6.6 years. An MLA typically has an initial term of 5 to 15 years and will stay in effect until the parties renew or sign a new tower lease agreement. When we acquire portfolios of towers or construct towers for customers in new markets, we typically sign an MLA with a minimum duration of 10 years. A number of the MLAs with our customers are deemed automatically renewed if not cancelled by the stated expiration date. The material commercial terms of our MLAs are typical for the tower infrastructure industry in our markets and include contractual provisions setting out, among other things, pricing, renewal clauses, termination clauses, inflation-linked price escalations and, in certain cases, provisions designed to mitigate foreign exchange risk.

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

Our MLL agreements typically have a term of 15 years with a five-year renewal period. Our two current MLL Agreements also grant the Tenant the option to withdraw from five sites per year, not to exceed 50 sites across the full term, and provided there is no other Tenant on each site. As of December 31, 2022, the average remaining duration of our two MLL agreements was 5.5 years and the total number of Tenants on sites operated under MLL agreements is approximately 3,439.

The table below outlines collectively the typical key contract terms of our customer lease agreements with our Key Customers as of December 31, 2022:

Weighted Average
Remaining
Duration
of
		Current	Extension
Country	Duration of MLA	Term	Option
Nigeria	5 – 15 years	6.1 years	5 years extendable terms
South Africa	5-10 years	8.2 years	5 –10 years extendable terms
Côte d’Ivoire	10 – 15 years	3.0 years	5 years extendable terms
Cameroon**	10 – 15 years	2.6 years	5 years extendable terms
Zambia	10 years	1.9 years	3 – 5 years extendable terms
Rwanda	10 years	3.0 years	3 – 5 years extendable terms
Brazil, Peru and Colombia*	5 – 20 years	11.7 years	5 – 20 years on a site by site basis
Kuwait	10 years	7.1 years	5 years extendable terms

*	Includes I-Systems, with remaining MLA term weighted by OLTs
**	In March 2023, we renewed our contract with a Key Customer in Cameroon until March 2033.

For the year ended December 31, 2022, 40% of our revenue was linked to the U.S. dollar, 11% of our revenue was linked to the euro and 8% of our revenue was linked to the cost of power through power indexation or power pass-through clauses. However, the manner in which these revenues are linked differs by lease agreement. The U.S. dollar-linked contracts with U.S. dollar revenue components typically have a formula for determining the U.S. dollar to local currency exchange rate over a period of time. For example, for the majority of MLAs in Nigeria, the U.S. dollar component of the monthly lease fee is converted to Naira for settlement at a fixed conversion rate for a stated period of time. The conversion rate in such MLAs is reset after a period of one month, three months, six months or a maximum of 12 months. Of our 40% of revenue linked to the U.S. dollar for the year ended December 31, 2022, 4% reset on a monthly basis, 87% reset on a quarterly basis, 3% reset on a semi-annual basis and 7% reset on an annual basis. While we reached agreement in 2020 with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which has typically been aligned to the NAFEX rate), historically, the conversion rates included in some of our MLAs was different to the rates at which our financial results have been translated into U.S. dollars for reporting purposes. For example, as described under Item 3.D. “Risk Factors — Risk Relating to our Business — The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations,” in April 2017, the CBN introduced a new foreign exchange window for investors and exporters that resulted in the conversion rates for our MLAs for our Nigerian operations to be different from the rates at which our financial results were translated into U.S. dollars for reporting purposes. As of January 1, 2018, our financial results in Nigeria are translated into U.S. dollars based on the NAFEX rate, which differed from the rates included in some of our MLAs until the amendments to the contracts with certain of our Key Customers in Nigeria to update the reference exchange rates therein to the prevailing market rate available on Bloomberg. Certain of our other contracts, such as in Côte d’Ivoire and Cameroon, are linked to foreign currencies such as the euro because they are based on local currencies that are “pegged” to such foreign currencies. In South Africa, Kuwait and Latin America, our MLAs are based on local currency pricing with no direct foreign exchange link or conversion mechanism. See also Item 3.D. “Risk Factors — Risks Relating to Our Business — We and our customers face foreign exchange risks, which may be material.”

We also benefit from power indexation and power pass-through clauses in some of our MLAs. Such power indexation clauses provide pass-through provisions in relation to increased diesel prices. For example, in certain MLAs where there is a certain percentage increase or decrease in the per liter price of diesel above or below an agreed base price, such percentage increase or decrease is also applied to a portion of the full monthly lease fee. Some of our MLAs also have power-pass through clauses, where the cost of electricity charged by a utility provider is passed through to the customer. These provisions help us mitigate exposure to volatility in power costs including diesel prices. For the year ended December 31, 2022, 8% of revenue was linked to the cost of power through power indexation or power pass-through clauses.

Except for certain material events of default, our MLAs may only be terminated prior to the agreed termination date according to the agreed notice period. As a result, we believe that revenue earned from lease fees provide a highly visible and recurring revenue stream. As of December 31, 2022, the average remaining length of our MLAs was 6.6 years, with an average remaining lease term of 7.6 years.

While a number of the MLAs with our customers are deemed automatically renewed if not cancelled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, an MLA with a customer in Cote d’Ivoire is up for renewal in the first half of 2023 with renewal discussions ongoing, MLAs with certain customers in Zambia and Rwanda are up for renewal in 2024 and MLAs with certain customers in Nigeria and Zambia are up for renewal in 2025. We expect that our MLAs and MLLs will generally experience a high renewal rate because (i) the locations of many of the Towers are critical to the efficient and cost effective operation of the Tenants’ telecommunications networks, (ii) there are cost and time implications to our customers associated with re-configuring antenna equipment across multiple towers when relocating, (iii) there is often a lack of alternative sites and other operators within a required proximity, and (iv) there are site acquisition, regulatory compliance issues and other barriers associated with the construction of New Sites and the relocation of antenna equipment.

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

In South Africa, as a result of the MTN SA Acquisition, we also provide power Managed Services regarding back-up power to a number of sites.

In Kuwait, until the necessary documentation for the transfer of approximately 222 sites are available and we accept such sites, these sites are operated and managed by us under a Managed Services agreement. Once transferred, these sites will fall under the scope of the MLA signed with Zain Kuwait.

Real Property Leases

Most of our sites are located on real property which has been leased to us by individual landowners under ground lease agreements. As of December 31, 2022, approximately 88% of our Towers were on leased property. See Item 4.D. “Property, Plants and Equipment.” Most of our real property leases have durations of 3 to 15 years, and in Kuwait a certain number of our leases with local cooperatives tend to be for one year. The table below shows the number of sites we lease for our Towers and the average lease duration, by country, as of December 31, 2022.

		Weighted Average
	Number of	remaining
	leases	duration
Nigeria	13,910	8.5
South Africa	5,691	3.8
Côte d’Ivoire	2,642	3.5
Cameroon	1,660	3.8
Zambia	1,611	4.9
Rwanda	1,108	6.3
Brazil, Peru and Colombia	7,064	17.4
Kuwait	1,361	3.3
Total	35,047	8.5

The ground lease contracts that we enter into vary across our markets in terms of the contract structure, tenor and payment frequency. In most of the African markets in which we operate (excluding South Africa), ground lease fees are generally paid in advance, for a one, five, or ten-year portion of the overall duration of the lease, with typically pre-agreed lease fee increases of between 3% and 40% for each subsequent three, five or ten-year period. In our South Africa business where we also have multi-year ground lease contracts, we typically pay our ground leases fees monthly in advance. Since advance payments for ground lease fees typically represent a substantial rental yield for the landlord, in our experience, ground leases are, in most cases, not difficult to obtain or renew. In our Latin American businesses, the lease costs are typically paid monthly in arrear and passed through to the customers.

Our ground leases are typically renewed between three and 12 months prior to expiration. If terminated by the landlord, the unearned portion of the rent is typically reimbursed to us. In the last few years, we have sought to purchase the freehold interest in the tower site land rather than maintain the lease interest. As of December 31, 2022, we own the land for 9% of our sites.

Sales and Marketing

We aim to generate additional Colocation and Lease Amendments through actively promoting tower sharing in our markets. We offer the largest portfolios in many of the countries in which we operate and use our experience and expertise to enable our customers to broaden their range of network leasing options. Our sales and marketing team is in regular discussions with customers to identify whether the existing Towers can fulfill new tenancy demand, or if the customers may require a New Site. In many cases, customers prefer a Colocation option due to a faster time-to-market advantage. However, our expertise in site acquisition, construction, and structural and electrical engineering, as well as regulatory compliance, has been a critical component in obtaining and completing New Site orders on time and within budget.

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

The following table sets forth our number of Tenants per country, as of December 31, 2022.

	As of December 31, 2022
	Number of Key	Number of	Key Customers
	Customer	Total	Percentage
	Tenants	Tenants	of Total
Nigeria	24,826	26,210	95%
South Africa	6,855	7,151	96%
Côte d’Ivoire	4,265	4,846	88%
Cameroon	3,438	3,444	100%
Zambia	2,550	2,922	87%
Rwanda	1,980	2,673	74%
Brazil, Peru and Colombia	8,770	9,781	90%
Kuwait	1,531	1,546	99%
Total	54,215	58,573	93%

As of December 31, 2022, Key Customer Tenants accounted for 93% of our tenant base, with other customer Tenants accounting for the other 7%.

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

We experienced Churn in the years ended December 31, 2022, 2021 and 2020, of 603, 1,283 and 381 Tenants, respectively. The Churn that we have historically experienced from our Key Customers has been limited.

Suppliers

We purchase a variety of structural and fabricated products, mechanical and electrical equipment including batteries, generators, power systems and solar systems, electronic equipment such as remote monitoring systems, and diesel fuel to manage our network operations. We operate a procurement and supply chain network with dedicated employees across the countries in which we operate. Our procurement and supply chain operations aim to take advantage of opportunities to leverage our scale across the countries in which we operate, as appropriate, to try to optimize the efficiency of our supply network in a sustainable manner. We purchase from a variety of suppliers and aim to develop the sourcing based in such a way that these products are available from multiple suppliers.

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

We believe we are the market leader in Africa by tower count as of December 31, 2022, with 30,845 towers. ATC is our primary competitor in Africa among independent tower companies, including in Nigeria and South Africa, and Helios Towers Plc and SBA are other notable competitors in Africa. In Brazil, the competitive landscape is wider as of December 31, 2022, with ATC and SBA owning more towers than we do as of December 31, 2022, and numerous smaller tower companies of similar size to or smaller than our business. The Brazilian and South African competitive landscapes present opportunities for consolidation. We also compete to a lesser extent with telecommunications operators who have retained their own towers and continue to manage them and make them available for Colocation. In certain circumstances, we also compete with owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers. In addition, there may be increased competition in the future from other independent tower companies operating in, or that may enter, our markets. In particular, we may face competition in Latin America from other operators who may have a substantially larger site portfolio or have operated in the region for a longer period of time than we have.

In our Nigeria and SSA segments, we have over the years built many New Sites for our major customers. In Brazil, New Sites forms a key part of our organic growth strategy and prior to the CSS Acquisition, the CSS business was a market leader in New Site volumes. For further information regarding the competitive landscape of the tower industry and related risks, please refer to Item 3.D. “Risk Factors — Risks Relating to Our Business — Increased competition in the tower infrastructure industry may materially and adversely affect our business.”

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

License to operate

Most of the jurisdictions in which we currently operate have a license or authorization regime to operate a passive communications infrastructure business. Where applicable, licenses or authorizations are issued by the relevant national regulator which regulates our operations in such country. A summary of some of these key licenses and/or authorizations is as follows:

●	Cameroon. The Ministry of Posts and Telecommunications (Ministere des Postes et Telecommunications) issued an initial five-year renewable license to IHS Cameroon in November 2017. Our license renewal application was approved by the Agence De Regulation Des Telecommunications in April 2022, and we expect to receive the license document in April 2023 upon our final fee payment.
●	Côte d’Ivoire. While the licensing regime for the passive communications infrastructure sector is currently in the process of being finalized by the government, IHS Côte d’Ivoire operates under a General Authorization (Autorisation Générale) issued for two years by ARTCI. On July 27, 2021 we received a notification letter from ARTCI confirming their decision to renew our General Authorization for two years, pending the issuance of a final signed decree (the “ARTCI Decision Renewal”). As of the date of this Annual Report, we have not received the signed decree or definitive General Authorization. The ARTCI Decision Renewal allows us to continue to operate even after the expiration of the existing authorization in June 2021 whilst we wait for delivery of definitive General Authorization.
●	Nigeria. The NCC has issued Infrastructure Sharing and Colocation Licenses to each of IHS Nigeria Limited, INT Towers Limited and IHS Towers NG Limited. Each such license is granted for a period of 10 years and is renewable at its expiration for a subsequent period of 10 years. The NCC has also issued a Unified Access Service Licence to Global Independent Connect Limited for a period of 15 years, which is renewable at its expiration for a subsequent period of 15 years. None of our operating subsidiaries’ licenses are due for renewal before December 2024.
●	Rwanda. The Rwanda Utilities Regulatory Authority, or RURA, has issued a license to each of our Rwanda operating entities. These licenses are valid for an initial period of 15 years and each license can be renewed for successive five year periods.
●	South Africa. Tower operators do not require any tower company specific licenses or authorizations issued by the South African regulatory authorities.
●	Zambia. ZICTA has issued a Network (National) License to IHS Zambia, which is valid for an initial period of 15 years and can be renewed for subsequent periods of 10 years after the expiration of its initial term.
●	Kuwait. IHS Kuwait Limited operates under (1) a commercial license issued by the Kuwait Ministry of Commerce and Industry valid until July 8, 2023; (2) an investment license issued by the Kuwait Direct Investment Promotion Authority valid until July 8, 2023; and (3) an operational license issued by the Communication and Information Technology Regulatory Authority valid until July 7, 2034.
●	Egypt. The National Telecom Regulatory Authority (“NTRA”) has issued IHS Egypt a license to construct, operate and lease wireless communication towers within the Arab Republic of Egypt in accordance with the rules, conditions and specifications specified in the regulatory framework issued by NTRA in 2020. The license is valid for an initial period of 15 years from October 2021 and can be renewed for subsequent periods of 10 years after the expiration of its initial term (or any renewed term) upon a written request submitted by the licensee to the NTRA at least three years before the end of the original license period or any renewed periods thereof.
●	Brazil. Tower operators do not require any tower company specific licenses or authorizations- issued by the Brazilian regulatory authorities. All providers of multimedia communications services (Serviço de Comunicação Multimídia), which includes providers of fiber connectivity, are required to have a license issued by Anatel (Licença SCM — Serviço de Comunicação Multimídia) in order to operate in Brazil. I-Systems holds the required license.
●	Colombia. Our Colombian entities do not require any tower company specific license.
●	Peru. Our Peruvian entity holds an infrastructure provider registration certificate issued by the Peruvian Ministry of Communications which permits us to provide tower space to MNOs. It was renewed in July 2021 for an indefinite term.

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

While no specific environmental authorizations are required to build or operate Towers in Cameroon, Côte d’Ivoire and Kuwait, specific regulations and authorizations apply in our other markets. In Rwanda and Zambia, the construction of a site requires a one-off prior approval from several environmental and local government authorities (the permit is ultimately granted by RURA, which is the single approver for all regulatory authorizations for our activities in Rwanda, and the Zambia Environmental Management Agency for our activities in Zambia). Similarly, in Brazil, Colombia and Peru, prior approval from the local environmental agency may be required before any new site is built and additional environmental authorizations might be required for sites built in protected areas. In Nigeria, environmental authorizations are required at two stages: the Federal Ministry of Environment requires an Environmental Impact Assessment to be issued prior to the construction of a site and every three years after a site is built an Environmental Audit Certificate needs to be issued or renewed by the National Environmental Standards and Regulations Enforcement Agency in respect of such site. In South Africa, the construction of a site requires a one-off environment permit prior approval from the Department of Environmental Affairs.

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

Sustainability Program

Through our business model, we aim to make a positive impact in society and promote shared values. Our investment in communications infrastructure aims to help connect individuals, businesses and communities to one another. As mobile connectivity reaches more people, and is consumed in more diverse modes, it creates more jobs, and greater opportunities for people, businesses and communities to thrive and prosper. As a critical element of the telecommunications value chain in our markets, we help deliver connectivity across our eleven-country footprint, which has a combined population of approximately 770 million people. This is crucial in emerging and less developed markets where the need for digital infrastructure and connectivity is particularly high. We provide infrastructure to be shared by multiple customers, rather than duplicating investment and infrastructure build.

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

●	We published our Carbon Reduction Roadmap which provided a comprehensive strategy for decreasing our operational emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of its tower portfolio by 50% by 2030, using 2021 emissions data as the baseline, which we will review as we expand into new markets or encompass growth, or as needed to reflect significant changes in our organization. Under Project Green, the next significant step of our Carbon Reduction Roadmap, we expect to spend $214 million in capital expenditure towards these efforts between 2022 and 2024. Emissions and financial savings are planned to be achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for Project Green are our operations in Cameroon, Côte d’Ivoire, Kuwait, Nigeria, Rwanda, and Zambia. In 2021, approximately 73% of our sites in Africa had access to grid, hybrid, and/or solar solutions. Following the completion of Project Green in 2025, we expect just 9% of our sites in Africa (excluding Egypt and South Africa) to rely solely on generators, while the remaining 91% are expected to have a combination of other power sources including grid, hybrid, and/or solar solutions. By deploying these solutions, we hope to both help limit outages and further decarbonize our footprint by reducing generator run-time. We currently anticipate additional efforts will be needed to achieve our 2030 emissions intensity goal and plan to consider various options as we roll out efforts to complete Project Green.
●	We continued to expand our rural telephony network services in Nigeria. This solution aims to provide remote communities with 2G and 3G voice and data access so that they can benefit from the socioeconomic opportunities made available by mobile connectivity. By deploying an efficient solar-powered network solution, connected by dedicated very-small-aperture terminal transmission links, as of December 31, 2022, we have established a total of 485 operational rural telephony sites, all powered exclusively by solar.
●	We announced our Group-wide partnership with UNICEF on their worldwide Giga initiative. Giga is a partnership between UNICEF’s Office of Innovation and ITU’s Telecommunications Development Bureau, which aims to connect schools worldwide to the internet. Under our three-year partnership, we committed a $4.5 million donation and contribution-in-kind to strengthen Giga’s work to map schools and their connectivity levels on an open-source map, using machine learning and satellite imagery. As providers of communications infrastructure, we play an important and unique role in Giga’s partner ecosystem. Under the ‘contribution-in-kind’ component of our partnership, we supplied data on all IHS sites in five of our African markets, including tower location, site type, tower height, power topology and technology available. This data has helped Giga accelerate their mapping capabilities and determine the most efficient and effective ways to connect schools to the internet. The data has also been used to inform and support governments and other stakeholders in the decision-making process for school connectivity.
●	We entered the second year of our Frontline Workers Initiative, a philanthropic program designed to provide education scholarships for children of our frontline workers. In 2022, we granted scholarships to 18 students from Cameroon, Côte d’Ivoire and Nigeria studying in various countries in Africa, as well as Australia and Ireland. Of these, nine are women and three are siblings of students who received scholarships in the initial 2021 cohort.

Our four-pillar strategy

In addition to the sustainability considerations inherent in our business model and helping the digital agenda in our 11 countries of operation advance through infrastructure provision, to support further sustainable growth, we have also developed a sustainability strategy built on four pillars: (i) environment and climate change, (ii) education and economic growth, (iii) our people and communities and (iv) ethics and governance. Each year, our in-country teams assess local community needs through the lens of these four pillars to help develop our in-country sustainability programs, aiming to identify clear actions and commitments for relevant projects.

Education is a significant priority for our in-country teams, as we believe education is key to social and economic development. We recognize the importance of fostering wider community support, particularly in poorer regions where access to education is significantly more limited. We also believe in improving educational facilities to provide the right learning environment. We concentrate many of our community-building initiatives on strengthening local education systems, particularly in the areas of science, technology, engineering and mathematics, or STEM, in part to help foster the future talent of our industry. We partner with NGOs, universities and governments to provide young people with practical exposure to STEM subjects and contribute to improved teaching in schools. As many STEM-related professions are traditionally male-dominated, we also seek to develop programs that focus exclusively on providing young girls and women with access and opportunity to relevant learning and training.

●	Through our Mission-T application, IHS Nigeria is investing in connectivity and digital learning resources to address such issues in the education sector. Mission-T features educational content alongside high-quality lesson plans in information and communications technology (ICT), coding, and robotics to supplement teaching and learning. This intervention also includes a teacher training program and continued learning through quarterly webinars. As of December 31, 2022, the app was used in nine Nigerian states, reaching 3,137 teachers, 2,231 schools, and over 550,000 students.

●	IHS Nigeria collaborated with UNICEF on their Generation Unlimited 9JA program, supporting their aim of reaching 20 million young Nigerians with education, skills training, and employment opportunities by 2030. With the participation from Nigeria’s Federal Ministry of Education and other private sector stakeholders, Generation Unlimited 9JA launched the Learning Passport in 2022. This learning platform provided continuous education to approximately three million learners in 2022 alone and is expected to reach 12 million by 2025.

●	In Latin America, we sponsored education bootcamps run by Laboratoria, an organization created to help empower women looking to forge careers in technology disciplines. Run in Brazil, Colombia and Peru, these coding bootcamps train women in front-end development and UX design. In addition to providing funding, female IHS employees are serving as mentors to participants in Brazil and Peru. Our aim is to provide insight into our industry and support more women as they look to pursue technology and ICT related careers.

●	In Brazil, where social inequality is pronounced, we partnered with the cultural NGO Afroreggae to develop educational centers in two favelas in Rio de Janeiro. Many residents of favelas do not have access to PCs, mobile phones or the internet, but by offering access to online games, the centers are able to attract youth which benefit from free coding and English classes in an environment that promotes further study and development. In 2022, approximately 200 young people participated.

●	Since 2017, we have refurbished more than 50 classrooms and build ICT laboratories in multiple schools. In 2022, we continued our school renovation programs to focus on additional facilities such as school canteens or hygiene facilities. In Cameroon, under our “Back to School” program we commissioned the building of a block of six toilets at Kwamb Primary School in the East Region. In Rwanda, in partnership with UNICEF Rwanda, we sponsored the construction of an early childhood development center in Northern Rwanda, which will care for 80 children aged 1-3 years old and is equipped with play and learning materials.

Beyond education, a key priority for us is safeguarding and enhancing healthcare provisions. While most societies have learned to manage through COVID-19, we continue to provide healthcare initiatives in our communities in multiple ways and often work in partnership with international NGOs. In Cameroon, we secured the country’s first private sector partnership with U.S. Agency for International Development (USAID) and have provided funding to support their work in national malaria response initiatives.

Under our Generator Recycling Program, we refurbish old generators from our sites and donate them to schools, orphanages, hospitals, medical and community centers. Since the program launched in 2017, we have donated approximately 350 generators as of December 31, 2022, across our African markets providing a power source where electricity grids are often intermittent and unreliable. In Kuwait, we entered the second year of air-conditioning recycling program. Building on the 15 recycled units donated to the public-benefit society Balad Al-Khair in 2021, we donated funds to procure new, highly efficient air conditioning units, benefiting dozens more families.

We are committed to supporting the professional development of all our employees. We aim to enable them to build the skills and knowledge required to enhance their careers at IHS. In 2017, we launched the IHS Academy, an online training portal which, as of December 31, 2022, had more than 14,000 training items available including e-learning courses, videos, how-to guides and other training materials across a variety of areas including professional skills, personal development skills, management, leadership and teamworking skills, as well as a selection of health, safety, environment and compliance courses. In 2022, our employees completed 83,463 e-learning items.

We have continued to expand our Women In IHS Network, or WIIN, mentoring program, as part of our commitment to increase gender diversity in our workforce. With over 35 mentoring pairs formed in the year, this program provides opportunity for all IHS female employees to be mentored and aims to help facilitate new professional relationships, enabling mentees to build networks and improve skillsets. Following the success of our WIIN program, we broadened mentoring opportunities and, in 2022, launched Engage and Elevate, a new program providing mentoring opportunities for all employees to learn from, and network with, their peers. Additionally, we are piloting a reverse mentoring scheme whereby senior business leaders are matched and ‘mentored’ by junior colleagues, with the aim of increasing lines of communication and helping all employees be heard.

Finally, ethics is at the heart of all we do, and we are committed to acting with integrity and honesty in everything we do.  Our corporate structure provides a strong governance foundation, which is driven from the Board down through the organization. Our Board committee structure is detailed in Item 6.C. “Board Practices.”  We also publish an annual Sustainability Report.

C. Organizational Structure

The legal name of our company is IHS Holding Limited and we are organized under the laws of the Cayman Islands.  We are a holding company and conduct substantially all of our business through our operating subsidiaries. Note 30.1 to our audited consolidated financial statements included in this Annual Report contains our subsidiary names, principal activity, place of incorporation and legal ownership at December 31, 2022.

D. Property, Plant and Equipment

As of December 31, 2022:

●	We lease a total of 4,137 square meters of office space and 47,402 square meters of warehouse space across Nigeria, and we own our Lagos office, at Plots 934 and 935 Idejo Street, Victoria Island, Lagos Nigeria;
●	We lease a total of 12,450 square meters of office and warehouse space across Côte d’Ivoire;
●	We lease a total of 11,732 square meters of office and warehouse space across Cameroon;
●	We own our main office at Stand 12/1494 Corner Makishi and Mwalule Roads, Northmead Lusaka, Zambia and lease 4,296 square meters of warehouse space across Zambia;
●	We lease 2,800 square meters of office and warehouse space in Kigali, Rwanda;
●	We lease a total of 896 square meters of office space in the United Kingdom;
●	We lease a total of 21 square meters of office space in the Netherlands;
●	We lease a total of 28,412 square meters of office space in Dubai;
●	We lease a total of 1,708 square meters of office and warehouse space in Kuwait;
●	We lease a total of 2,799 square meters of office space in Brazil;
●	We lease a total of 95 square meters of office space for our offices in Colombia; and
●	We lease a total of 118 square meters of office space for our offices in Peru.

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

The information called for by this Item 5, including a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2021 has been reported previously in our Annual Report on Form 20-F/A filed on August 16, 2022 under the Section “Item 5. Operating and Financial Review and Prospects”.

Overview

We are one of the largest independent owners, operators and developers of shared communications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 770 million people in emerging markets, across three regions and eleven countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of December 31, 2022, we operated 39,652 Towers across seven countries in Africa, three countries in Latin America and one country in the Middle East. We are the largest tower operator in seven of the eleven markets in which we operate and we are the only independent tower operator of scale in four of these markets.

We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in communications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals. Historically, our business has been predominantly focused on Towers, however we recently started complementing this with investment into adjacent communications infrastructure offerings for our customers such as fiber connectivity. In March 2022, we acquired 2,115 Towers pursuant to the GTS SP5 Acquisition. In May 2022, we closed the transaction with MTN South Africa to acquire its tower portfolio comprising of 5,691 Towers and for the provision of power Managed Services to MTN South Africa. In September 2022, IHS Kuwait completed the fifth stage of the acquisition from Zain Kuwait comprising of 43 Towers. Each of these acquisitions supports our inorganic growth strategy of expanding into additional regions that meet our investment criteria, which opens up new markets that we believe will provide future organic and inorganic growth opportunities.

Our core business is providing shared communications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS, as well as provide fiber connectivity. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of December 31, 2022, our owned and operated tower portfolio supported 58,573 Tenants, with a Colocation Rate of 1.48x.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 22 transactions, building a footprint that currently covers Nigeria, Côte d’Ivoire, Cameroon, Rwanda, South Africa, Zambia, Brazil, Peru, Colombia and Kuwait.

Reportable Segments

Our operations are organized into four segments, which reflect the way our chief operating decision maker, or CODM, is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Our operating segments are Nigeria, which comprises our operations in Nigeria; Sub Saharan Africa, or SSA, which comprises our operations in Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia; Latin America, or Latam, which comprises our operations in Brazil, Colombia and Peru; and the Middle East and North Africa, or MENA, which comprises our operations in Kuwait and Egypt. Although full operations in Egypt have not commenced, the business has incurred some startup costs.

We use revenue and Segment Adjusted EBITDA to assess the performance of our reportable segments. Segment Adjusted EBITDA is our principal segment measure of profitability.

Our Revenue

We measure revenue in three categories, namely (i) organic, (ii) inorganic and (iii) non-core.

Organic revenue captures the performance of our existing business without the impact of new tower portfolios or businesses acquired since the beginning of the prior year period (except as described as inorganic below). Specifically, organic revenue captures the impact of (i) new Colocation and Lease Amendments; (ii) changes in pricing including from contractual lease fee escalation, power indexation and foreign exchange resets; (iii) New Site construction; (iv) fiber connectivity and (v) any impact of Churn and decommissioning. In the case of an acquisition of new tower portfolios or businesses, the impact of any incremental revenue after the date of acquisition from new Colocation and Lease Amendments or changes in pricing on the Towers acquired, including from contractual lease fee escalation and foreign exchange resets, is also captured within organic revenue.

Inorganic revenue captures the impact on revenue from existing Tenants of new tower portfolios or businesses that we have acquired since the beginning of the prior period (except as described above). Where tower portfolios or businesses were acquired during the current period under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in their “at acquisition” state (measured as the local currency revenue generated during the first full month following the acquisition) in the current period. This treatment continues for 12 months following acquisition. In March 2022, we acquired an aggregate of 2,115 Towers in Brazil, pursuant to the GTS SP5 Acquisition, which added 2,998 Tenants. In May 2022, we completed the MTN SA Acquisition, which added 5,691 Towers and 7,017 Tenants and includes an agreement for the provision of power Managed Services to MTN SA. In September 2022, IHS Kuwait completed the fifth stage of the acquisition from Zain Kuwait comprising of 43 Towers and 43 Tenants. We therefore have inorganic revenue for the twelve months ended December 31, 2022.

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

During the period between the date of the devaluation and the date of the reset, all of our revenue (i.e., both revenue that is contractually linked to the U.S. dollar and revenue that is contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward.

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

In 2020, we reached an agreement with some of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which has typically been aligned to the NAFEX rate), should similar circumstances arise again (or continue to exist where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers, or a divergence between the prevailing market rate on Bloomberg and other exchange rates in the market, including NAFEX), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts.

While a number of the MLAs with our customers are deemed automatically renewed if not cancelled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, an MLA with a customer in Cote d’Ivoire is up for renewal in the first half of 2023 with renewal discussions ongoing, MLAs with certain customers in Zambia and Rwanda are up for renewal in 2024 and MLAs with certain customers in Nigeria and Zambia are up for renewal in 2025. No assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements, or that we will be successful in negotiating favorable terms with these customers.

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

New Colocation and Lease Amendments

Colocation and Lease Amendments are key drivers of incremental organic revenue in communications infrastructure sharing. Colocation involves adding new tenants to existing sites, where the addition of an incremental tenant to an existing site can introduce a full additional lease fee. Lease Amendments involve adding additional equipment or providing certain ancillary services at existing sites for existing Tenants and for a recurring lease fee. Examples of Lease Amendments include an existing customer taking more space on a tower, adding equipment for new technologies, such as 3G, 4G/LTE or 5G, adding additional microwave transmission or fiber infrastructure services, as well as certain ancillary services. A Lease Amendment typically increases revenue by a proportionally lower amount than a Colocation given such equipment typically consumes less space and power than a Colocation. However, gross margin contribution of a Lease Amendment is generally comparable to a Colocation.

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

The demand for Colocation and Lease Amendments from MNOs is driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity- constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets.

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

Our MLAs sometimes contain a portion of lease fees which are linked to power indexation metrics including diesel and electricity prices.

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

Demand for New Sites from MNOs is typically driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. For example, we often see an increase in demand for New Sites as new technology is rolled out in markets, such as 3G or 4G.

New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions / distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates. The average cost to build a New Site in our African and Middle East markets is typically in the range of between $75,000 and $105,000, while in Latin America the cost is typically in the range of between $40,000 and $75,000 depending on the market of operation and specification of the tower.

Consequently, the construction of New Sites has a positive effect on revenue, and as Colocation and Lease Amendments occur on the tower, we expect to drive incremental organic revenue and have a positive effect on gross margins and operating margins.

Churn

Churn refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period, adjusted for the reintegration of previously lost tenancies. For example, a Tenant may Churn if the relevant MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Other than a customer Churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty.

We experienced Churn in the year ended December 31, 2022 of 603 Tenants. The Churn that we have historically experienced from our Key Customers has been limited.

Decommissioning

In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditures at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption. The spend associated with decommissioning a site is approximately between $20,000 to $30,000. Since the beginning of 2018, we have decommissioned 339 Towers, and we continue to review our portfolio for further decommissioning opportunities.

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

Currency exchange rate

Our operations are conducted by subsidiaries in Nigeria, Côte d’Ivoire, Cameroon, Zambia, Rwanda, South Africa, Kuwait, Brazil, Colombia and Peru, and the functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), South African Rand (ZAR), Kuwaiti Dinar (KWD), Brazilian Real (BRL), Colombian Peso (COP), and Peruvian Sol (PEN), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of income and comprehensive income.

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

As a result of the translations described above, our results are impacted by fluctuations in foreign exchange rates. During the year ended December 31, 2021, we experienced depreciation of the BRL, NGN, RWF, XAF and XOF currencies compared to the U.S. dollar, being the primary reason for net foreign exchange losses of $163.6 million, reflected in financing costs. During the year ended December 31, 2022, we experienced depreciation of the NGN, RWF, XAF, XOF, ZAR and ZMW currencies and experienced an appreciation of the BRL, being the primary reasons for net foreign exchange losses of $365.1 million.

The reduction of foreign currency reserves in Nigeria, among other factors, led to a depreciation of the Naira NAFEX rate against the U.S. dollar from ₦410.3 to $1.00 as of January 1, 2021 to ₦435.0 to $1.00 as of December 31, 2021 and to ₦461.5 to $1.00 as of December 31, 2022. The BRL also depreciated against the U.S. dollar, from BRL5.2 to $1.00 as of January 1, 2021 to BRL5.6 to $1.00 as of December 31, 2021, but then appreciated against the U.S. dollar to BRL5.2 to $1.00 as of December 31, 2022.

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

As a result of switching to the NAFEX rate for translation of U.S. dollar denominated balances in our Nigerian subsidiaries and for consolidation purposes at December 31, 2018, 2019 and 2020, prior to the agreements that we reached with certain of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg, the rate used for translating our results for group reporting purposes had historically been higher than the conversion rates contained within our contracts in Nigeria. Most significantly, our contracts with MTN Nigeria previously contained clauses which determined that a portion of the lease fee paid to IHS Towers was based on a pre-agreed U.S. dollar lease fee converted into Naira at the time of invoicing at the prevailing CBN rate. On July 23, 2020, we amended these contracts with MTN Nigeria so that, among other things, the reference foreign exchange rate for converting the U.S. dollar portion of the lease fees into Naira was changed to the prevailing USD exchange rate of NAFEX, defined within the contracts with a reference to the USD/Naira rate published by Bloomberg. The effective date of the agreement with MTN Nigeria is April 1, 2020. However, the agreement with MTN Nigeria was concluded in July 2020 and, as such, the financial impact of any amendments to billing in the second quarter of 2020 resulting from the agreement were reflected in our results for the third quarter of 2020.

In 2020, the CBN rate that was used as the reference foreign exchange rate for determining the majority of our lease fees subject to the relevant reset mechanism was an average of NGN352.6 to $1.00, while the NAFEX rate used for our accounts was an average of NGN382.0 to $1.00. As a result, our revenue for the year ended December 31, 2020 of $1,403 million, respectively, was negatively impacted by the reduction in our lease fees received from MTN of approximately $19 million, respectively, as a result of using the CBN exchange rate as the reference exchange rate rather than the NAFEX exchange rate.

For further discussion on the impact of this change in exchange rates, please refer to “— Our Revenue.”

Maintenance of sites

We incur capital expenditure in relation to the maintenance of our towers and fiber infrastructure, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fittings and power equipment at existing sites. A large component of maintenance capital expenditure is for the replacement and servicing of generators and batteries at our sites, which may decrease, should the grid availability in our markets improve. Maintenance capital expenditure per Tower is typically in the range of $2,000 to $7,000 per year in our African and Middle East markets. In addition to this corrective maintenance capital expenditure, maintenance costs are also incurred in cost of sales where these relate to preventive maintenance that includes the replacement of spare parts and routine checks. Maintenance capital expenditure in Latin America is typically lower given the current scope of maintenance required on Towers.

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

Carbon reduction roadmap

On October 24, 2022, we announced our Carbon Reduction Roadmap which provides a comprehensive strategy for decreasing our operational emissions by reducing diesel usage on tower sites, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 2030, using 2021 emissions data as the baseline. With Project Green, the next step through which our Carbon Reduction Roadmap will be realized, we expect to spend approximately $214.0 million in capital expenditure towards these efforts between 2022 and 2024. The expected savings amount is based in large part on the assumptions we have made for reducing diesel consumption.

Savings will be achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for the Carbon Reduction Roadmap are our operations in Cameroon, Côte d’Ivoire, Kuwait, Nigeria, Rwanda, and Zambia. However, Cameroon, Côte d’Ivoire, Kuwait, Rwanda, and Zambia will only include connecting more sites to the grid.

The actual capital expenditure spend for the year ended December 31, 2022, is $103.6 million. The expected capital expenditure spend in 2023 is $90.0 million to $100.0 million.

Cost and consumption of diesel

Power is our largest single operating expense and, in particular, diesel pricing typically has the largest impact on changes in our operating expense. The largest impact is in our Nigerian operations due to low power grid availability and our South African operations where they are connected to the grid and experience significant load shedding. Fluctuations in the price of oil and foreign exchange effects have a direct correlation to the price of diesel that we pay to suppliers in our markets. Falling oil prices should lower our costs, with the degree of reduction dependent on both foreign exchange effects and our diesel requirements. In the case of rising oil prices and the associated cost of diesel, we benefit in limited situations from power indexation clauses in some of our MLAs, which provide pass-through provisions in relation to increased diesel prices and conversely falling diesel prices. However, as the majority of our contracts do not have such pass-through provisions, we remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly and/or we are unable to enter into adequate cost pass-through arrangements. In Nigeria, to help mitigate against fluctuations in the price of diesel, we bulk buy diesel from time to time to take advantage of suitable pricing. Furthermore, we have been reducing our overall diesel consumption through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar systems.

Due to the current volatility in oil prices largely as a result of the current conflict between Russia and Ukraine, and the related global economic sanctions, the ICE Low Sulphur Gasoil price has increased significantly over the last twelve months from an average of $629/MT in the three month period ended December 31, 2021 to an average of $948/MT in the three month period ended December 31, 2022.

Cost of ground leases

The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance monthly or for a one, five, or ten-year portion of the overall duration of the lease (although in our South Africa business, we typically pay our ground leases fees monthly in advance), with typically pre-agreed lease fee increases of between 3% and 40% or variable increases for each subsequent one, three, five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases, or acquire the land.

Customer concentration

A significant portion of our revenue in each of our markets of operation is derived from a small number of customers who usually constitute some of the largest MNOs in those markets. In particular, in the year ended December 31, 2022, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 96.6% of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 50.1% and 14.3%, respectively, of our consolidated revenue for the year ended December 31, 2022. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us.

Market volatility

We and our customers operate in various international markets, particularly in emerging markets such as in Africa. As a result, we are exposed to economic, political and other uncertainties prevailing in such markets, particularly Nigeria, which is our largest market of operation.

For example, in addition to the currency exchange rate and other factors noted above, our business has been negatively impacted by the tensions between the “Anglophone” and “Francophone” regions of Cameroon.

On October 28, 2022, Moody's Investor Service (Moody’s) downgraded IHS Holding from B2 to B3 and placed the rating on review for downgrade. The rating action on IHS Holding was a direct consequence of the downgrade of the Government of Nigeria and the lowering of Nigeria's foreign currency country ceiling, both to B3. As a result, IHS Holding, which was previously constrained at the B2 ceiling, is now constrained at B3. The rating was placed on review for downgrade to reflect the outlook on the sovereign rating.

On January 27, 2023, Moody’s downgraded the Government of Nigeria’s long-term foreign currency and local currency issuer ratings as well as its foreign currency senior unsecured debt ratings to Caa1 from B3 and changed the outlook to stable. Despite that downgrade, on February 1, 2023, Moody's did not downgrade IHS Holding, but instead confirmed the rating at B3. On February 3, 2023, S&P affirmed Nigeria’s sovereign foreign and local currency credit rating at B-/B (B- for the long-term rating, B for the short-term rating) but moved the outlook to negative. On February 15, 2023, S&P raised the long-term rating on IHS Holding and its senior unsecured notes to B+ from B with the outlook set as negative, which is two notches above S&P's B- transfer and convertibility (T&C) assessment for Nigeria.

Impact of the COVID-19 Pandemic and Macroeconomic Issues

A regional or global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, as a result of the COVID-19 pandemic, governmental authorities around the world implemented various measures to reduce the spread of COVID-19, and such measures adversely affected workforces, supply chains, ability to carry out operations, economies and financial markets and led to an economic downturn in many of our markets. In addition, as a result of the COVID-19 pandemic and its effects on the global economy, depreciation of local currencies and/or a lack of sufficient availability of hard/international currencies, we may experience fluctuations in foreign currency exchange rates in many of the markets in which we operate, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Global deterioration in economic conditions in light of COVID-19 or other global health emergencies or events could adversely and materially affect us and/or our customers through disruptions of, among other things, the ability to procure communications equipment or other supplies through the usual supply chains. For instance, shortages of capacity in shipping may occur and could affect the smooth flow of our and/or our customers’ supply chains, increase transportation costs and/or decrease reliability. Global deterioration in economic conditions in light of the COVID-19 pandemic or similar future outbreaks could also adversely and materially affect the ability of us and/or our customers to maintain liquidity and deploy network capital, with potential decreases in consumer spending contributing to liquidity risks, or even through regulatory interventions or pressure on pricing and services offered that may reduce revenue for periods of time. Any resulting financial difficulties could result in uncollectible accounts receivable or reduced revenue, despite having provided increased services. Resulting supply chain or operational difficulties (including site access) may also result in us being unable to meet the service level agreement targets under our MLAs. The loss of significant Tenants, or the loss of all or a portion of our anticipated Contracted Revenue from certain Tenants, could have a material adverse effect on our business, financial condition and/or results of operations.

In the past, governments have taken, and may in the future take, unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability and the ability of our customers to raise capital, if needed, on a timely basis and on acceptable terms or at all.

To the extent the COVID-19 pandemic, or any similar future pandemic or related events could have a material adverse effect on our or our customers’ business, financial condition, results of operations and/or liquidity, it may also have the effect of heightening many of the other risks described in “Item 3.D. Risk Factors.”

Key Financial and Operational Performance Indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, non-discretionary capital expenditure, Recurring Levered Free Cash Flows (“RLFCF”), and Return Adjusted EBITDA, the number of Towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted EBITDA, Adjusted EBITDA Margin, non-discretionary capital expenditure, RLFCF and Return Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA, RLFCF and Return Adjusted EBITDA is our profit/(loss) for the period. Adjusted EBITDA, Adjusted EBITDA Margin, RLFCF and Return Adjusted EBITDA are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

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

Recurring Levered Free Cash Flow

We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cost of funding and recurring capital expenditure required to generate those cash flows. In this respect, we monitor RLFCF which we define as cash flows from operating activities, before certain items of income or expenditure that management believes are not indicative of the core performance of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account loss allowances on trade receivables, impairment of inventory, net working capital movements, net interest paid or received, revenue withholding tax, income taxes paid, lease payments made, maintenance capital expenditures, and routine corporate capital expenditures.

The table below shows our RLFCF reconciliation from the nearest IFRS measure (Cash from operations) for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
	2022	2021
	$'000	$'000

Cash from operations	966,874	788,073
Net movement in working capital	46,240	69,827
Reversal of loss allowance on trade receivables	4,446	34,031
(Reversal of impairment)/impairment of inventory	(138)	315
Income taxes paid	(51,245)	(29,147)
Revenue withholding tax(a)	(116,147)	(108,417)
Lease and rent payments made	(120,790)	(104,753)
Net interest paid(b)	(219,397)	(160,487)
Business combination costs	20,851	15,779
Listing costs	-	22,153
Other costs(c)	4,873	15,752
Other income(d)	(2,584)	(11,213)
Maintenance capital expenditure(e)	(166,357)	(123,699)
Corporate capital expenditures(f)	(3,369)	(2,054)
RLFCF	363,257	406,160

Non-controlling interest	(6,580)	(4,316)
RLFCF excluding non-controlling interest	356,677	401,844
(a)	Revenue withholding tax primarily represents amounts withheld by customers and amounts paid on bond interest in Nigeria which is paid to the local tax authority. The amounts withheld by customers may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the year ended December 31, 2022 included costs related to internal restructuring of $2.3 million. Other costs for the year ended December 31, 2021 included costs related to financing of $15.1 million and aborted transaction costs of $0.7 million.
(d)	Other income for the year ended December 31, 2022 relates to a tax indemnity receipt from a seller relating to a prior acquisition. Other income for the year ended December 31, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition and Kuwait Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.
(e)	We incur capital expenditures in relation to the maintenance of our towers, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower and power equipment at existing sites to keep such assets in service.
(f)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.

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

The following is a reconciliation of Return Adjusted EBITDA to the most directly comparable IFRS measure, which is loss for the year presented:

	For the year ended December 31,
	2022	2021*
	$'000	$'000

Loss for the year	(470,397)	(26,121)
Adjustments:
Income tax expense	(73,453)	17,980
Finance costs(a)	872,029	422,034
Finance income(a)	(15,825)	(25,522)
Depreciation and amortization	469,250	382,882
Impairment of withholding tax receivables(b)	52,334	61,810
Impairment of Goodwill	121,596	-
Business combination transaction costs	20,851	15,779
Impairment of property, plant and equipment and related prepaid land rent(c)	38,157	51,113
Reversal of provision for decommissioning costs	-	(2,671)
Net loss/(gain) on disposal of property, plant and equipment	3,382	(2,499)
Share-based payment expense(d)	13,265	11,780
Insurance claims(e)	(2,092)	(6,861)
Listing costs	-	22,153
Other costs(f)	4,873	15,752
Other income(g)	(2,584)	(11,213)
Adjusted EBITDA	1,031,386	926,396
Lease payments made	(120,790)	(104,753)
Amortization of prepaid site rent	9,176	8,321
Withholding tax(b)	(116,147)	(108,417)
Income taxes paid	(51,245)	(29,147)
Maintenance capital expenditures(h)	(166,357)	(123,699)
Corporate capital expenditures(i)	(3,369)	(2,054)
Return Adjusted EBITDA	582,654	566,647
Gross property, plant and equipment(j)	3,736,078	3,328,495
Gross intangibles	1,270,681	1,026,470
Gross goodwill	882,579	780,147

*Re-presented to reflect the measurement period adjustments in respect of updates to the accounting for the acquisition of I-Systems Soluções de Infraestrutura S.A. in November 2021 (refer to note 31 of our audited consolidated financial statements included in this Annual Report.)

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
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the year ended December 31, 2022 included costs related to internal restructuring of $2.3 million. Other costs for the year ended December 31, 2021 included costs related to financing of $15.1 million and aborted transaction costs of $0.7 million.
(g)	Other income for the year ended December 31, 2022 relates to a tax indemnity receipt from a seller relating to a prior acquisition. Other income for the year ended December 31, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition and Kuwait Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.
(h)	We incur capital expenditures in relation to the maintenance of our towers, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower and power equipment at existing sites to keep such assets in service.
(i)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.
(j)	Excludes the cost of right-of-use assets resulting from leases accounted for under IFRS 16.

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

Explanation of key line items in the historical consolidated statements of income

Revenue

Our revenue is derived from fees paid by our customers for services from our Colocation business and its ancillary managed services. The Colocation business involves the lease of space on our owned and operated towers and our fixed copper and fiber network infrastructure, which are shared by various MNOs and other communications service providers. A portion of Colocation arrangements for the rental of space on the towers, other assets on tower sites, on which the use of space is dependent, and the use of fixed copper and fiber network infrastructure dedicated to an individual customer is within the scope of IFRS 16 “Leases”. A portion of colocation arrangements for the provision of services, energy charges and use of shared fixed copper and fiber network infrastructure is within the scope of IFRS 15 ‘Revenue from contracts with customers’ as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements when collectability is reasonably assured. We also derive revenue from non-lease services, which includes maintenance, security and power supply for Towers owned by third parties. Non-lease revenue is recognized as the service is delivered at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Such revenue is recognized in the accounting period in which the services are rendered. We assess the probability that defaulting customers will not settle amounts billed and accordingly treat any component that we deem may not be collected as variable consideration, contingent upon the receipt of funds from the customer, an event that is not wholly within our control.

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

Taxation

Taxation consists of income tax, education tax and deferred taxes. Income tax is calculated at the domestic tax rate applicable to profits in our respective countries of business. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under relevant IFRS accounting standards. This includes Nigerian education tax, which arises at the rate of 2.5% (2021: 2.5%) on taxable profits determined on a basis similar to income tax.

Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. As of December 31, 2022, in Nigeria and certain other jurisdictions that have taxable losses brought forward or arising in the present period, deferred tax assets in respect of those losses are recognized only to the extent they are forecast to be applied against (i) the reversal of taxable temporary differences, or (ii) additional forecast future taxable income.

Results of Operations

The table below shows our consolidated results of operations for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021
	$’000	$’000

Revenue	1,961,299	1,579,730
Cost of sales	(1,156,892)	(907,388)
Administrative expenses	(501,175)	(336,511)
Reversal of loss allowance on trade receivables	4,446	34,031
Other income	4,676	18,509
Operating profit	312,354	388,371
Finance income	15,825	25,522
Finance costs	(872,029)	(422,034)
Loss before income tax	(543,850)	(8,141)
Income tax expense	73,453	(17,980)
Loss for the year	(470,397)	(26,121)

Revenue

Our revenue was $1,961.3 million for the year ended December 31, 2022 compared to $1,579.7 million for the year ended December 31, 2021. Revenue increased by $381.6 million, or 24.2%, which includes organic growth of $307.4 million, or 19.5%. Revenue for the year ended December 31, 2022, included non-recurring revenue of $18.0 million that was recognized from reaching agreement on certain contractual terms with a Key Customer in Nigeria. Revenue for the year ended December 31, 2021 included a non-recurring aggregate amount of $24.2 million. Aggregate inorganic revenue growth was $151.5 million, or 9.6%, for the year ended December 31, 2022, driven by the MTN South Africa Acquisition, GTS SP5 Acquisition, I-Systems Acquisition and fifth stage of the Kuwait Acquisition. The increase was partially offset by the non-core impact of negative movement in foreign exchange rates of $77.3 million, or 4.9%.

Refer to the revenue component of the segment results section of this operating and financial review for further details.

The net increase in Towers was 8,609 year on year, resulting in total Towers of 39,652 at December 31, 2022, and includes 2,115 towers from the GTS SP5 Acquisition, 5,691 Towers from the MTN SA Acquisition and 43 Towers from the fifth closing of the Kuwait Acquisition. We added 12,159 net new Tenants year on year, resulting in total Tenants of 58,573 and a Colocation Rate of 1.48x at December 31, 2022. Of the Tenant additions year on year, 43 Tenants were added from the fifth closing of the Kuwait Acquisition, 2,998 Tenants were added from the GTS SP5 Acquisition and 7,017 Tenants were added from the MTN SA Acquisition. Year on year, we added 4,550 Lease Amendments, resulting in total Lease Amendments of 31,674 at December 31, 2022. The movement in Lease Amendments includes the reduction of 1,444 Lease Amendments during the third quarter of 2022 which are billed variably based on power consumption rather than a recurring use fee.

Our net increase in Towers and Tenants for the year ended December 31, 2022 includes the impact of the start of a rationalization program agreed with a Key Customer, which resulted in the net rationalization of 369 Towers and a total of 401 Tenants. During the year, we agreed with the same Key Customer to rationalize approximately 750 Towers and approximately 750 Tenants in 2023.

Cost of Sales

Our cost of sales was $1,156.9 million for the year ended December 31, 2022, compared to $907.4 million for the year ended December 31, 2021.

The table below shows our cost of sales for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
	2022	2021
	$’000	$’000

Tower repairs and maintenance	90,126	74,523
Power generation	419,151	267,044
Short term site rental	13,656	11,165
Short term other rent	2,813	3,419
Vehicle maintenance and repairs	1,968	2,754
Site regulatory permits	33,999	41,165
Security services	43,448	36,132
Insurance	5,109	4,156
Staff costs	33,229	26,323
Travel costs	5,343	7,155
Professional fees	3,460	3,385
Depreciation	411,925	330,799
Amortization	42,050	34,051
Impairment of property, plant and equipment and prepaid land rent	38,157	51,113
Other	12,458	14,204
	1,156,892	907,388

The increase in cost of sales of $249.5 million, or 27.5%, in the year ended December 31, 2022 compared to the year ended December 31, 2021 is primarily due to increased costs related to power generation, tower repair and maintenance, security service, aggregate depreciation and amortization, staff costs and short term site rental. This year-on-year increase is partially offset by decreases in costs related to site regulatory permits, travel cost and impairment of property, plant and equipment and prepaid land rent.

Power generation costs increased by $152.1 million, of which $146.9 million of the movement related to diesel costs, in the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to a year-on-year cost increase in our Nigeria segment driven by year-on-year increases in the diesel price per liter in U.S. Dollars of 60.4% and overall consumption increase of 6.4%. The year-on-year increase in diesel price is primarily driven by the current conflict between Ukraine and Russia.

Aggregate depreciation and amortization increased by $89.1 million for the year ended December 31, 2022. This is primarily due to a year-on-year increase in depreciation and amortization for our SSA, Latam and MENA segments of $25.4 million, $63.7 million and $3.5 million, respectively, due to additional acquisitions year-on-year in these markets leading to an increased asset base. This increase was partially offset by a decrease in depreciation and amortization of $15.6 million for our Nigeria segment.

Impairment of property, plant and equipment and prepaid land rent decreased by $13.0 million for the year ended December 31, 2022, primarily resulting from a year-on-year decrease of $12.4 million in our Nigeria segment. This year-on-year decrease is primarily driven by the site rationalization program agreed with a Key Customer in the year ended December 31, 2021 which resulted in the impairment of the related Towers and prepaid land rent.

The year-on-year increases in the cost of security services, staff costs and site rental for the year ended December 31, 2022, of $7.3 million $6.9 million, and $2.5 million respectively, are primarily driven by an increase in tower count.

Tower repairs and maintenance costs increased by $15.6 million in the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to an increase in tower count.

Costs related to regulatory permits decreased by $7.2 million in the year ended December 31, 2022, compared to the year ended December 31, 2021 primarily in Nigeria and SSA due to changes in regulation in 2022 resulting in reduced fees per site.

Other cost of sales line items decreased in aggregate by $3.9 million in the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to a decrease in costs related to travel costs, short term other rent, vehicle maintenance and repairs and other rental costs.

Administrative Expenses

Our administrative expenses were $501.2 million for the year ended December 31, 2022, compared to $336.5 million for the year ended December 31, 2021.

The table below shows our administrative expenses for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
	2022	2021
	$’000	$’000

Facilities, short term rental and upkeep	34,203	23,210
Depreciation	9,995	13,917
Amortization	5,280	4,115
Travel costs	15,535	8,654
Staff costs	132,399	101,567
Key management compensation	21,703	25,642
Share‑based payment expense	13,265	11,780
Professional fees	38,964	49,685
Business combination transaction costs	20,851	15,779
Impairment of withholding tax receivables	52,334	61,810
Impairment of goodwill	121,596	-
Net loss/(gain) on disposal of property, plant and equipment	3,382	(2,499)
Operating taxes	963	1,561
Other	30,705	21,290
	501,175	336,511

Administrative expenses for the year ended December 31, 2022 increased by $164.7 million, or 48.9%, which was primarily due to increases in staff costs, rent and facilities costs, travel costs, business combination transaction costs, impairment of goodwill and net loss on disposal of property, plant and equipment, partially offset by a decrease in professional fees, impairment of withholding tax receivables, depreciation and key management compensation.

Staff costs increased by $30.8 million to $132.4 million in the year ended December 31, 2022 from $101.6 million in the year ended December 31, 2021 due to the impact of acquired operations through the TIM Fiber Acquisition and the MTN SA Acquisition, and increased headcount in Group functions including our shared service center. Key management compensation decreased by $3.9 million to $21.7 million in the year ended December 31, 2022 from $25.6 million in the year ended December 31, 2021.

Rent and facilities costs increased by $11.0 million to $34.2 million in the year ended December 31, 2022, from $23.2 million in the year ended December 31, 2021. Travel costs and business combination transaction costs increased in the year ended December 31, 2022, by $6.9 million and $5.1 million, respectively, as a result of increased travel and business combination activity.

Net loss on disposal of property, plant and equipment increased by $5.9 million to $3.4 million in the year ended December 31, 2022, from a net gain on disposal of property, plant and equipment of $2.5 million in the year ended December 31, 2021, primarily resulting from a year-on-year increase in net loss of $3.7 million in our Nigeria segment after completing an assessment of assets verification that took place in the second quarter of 2022, resulting in disposal of assets creating a net loss. Depreciation decreased by $3.9 million to $10.0 million in the year ended December 31, 2022, from $13.9 million in the year ended December 31, 2021, primarily resulting from a year-on-year decrease of $6.9 million in our Latam segment, partially offset by a year-on-year increase in our Nigeria segment of $1.8 million.

Professional fees decreased by $10.7 million to $39.0 million in the year ended December 31, 2022, from $49.7 million in the year ended December 31, 2021, due to a decrease in listing costs and non-recurring fees and other expenses.

Impairment of withholding tax receivables decreased by $9.5 million to $52.3 million in the year ended December 31, 2022, from $61.8 million in the year ended December 31, 2021, primarily in our Nigeria segment. Impairment of goodwill increased by $121.6 million in the year ended December 31, 2022, related solely to our Latam segment.

Other administrative expense items increased by $9.4 million to $30.7 million in the year ended December 31, 2022, from $21.3 million in the year ended December 31, 2021.

Loss Allowance on Trade Receivables

We had a net reversal of loss allowance on trade receivables of $4.4 million in the year ended December 31, 2022, compared to a net reversal of loss allowance on trade receivables of $34.0 million in the year ended December 31, 2021, a year-on-year negative movement of $29.6 million. During the year ended December 31, 2021, we collected a portion of amounts previously provisioned and experienced improved collections in respect of one Key Customer, which resulted in a one-off reversal of the loss allowance on trade receivables in respect of that customer totaling $36.5 million, which was not repeated in the year ended December 31, 2022.

Other Income

Other income decreased by $13.8 million to $4.7 million in the year ended December 31, 2022, from $18.5 million in the year ended December 31, 2021, primarily resulting from $11.2 million in 2021, relating to the remeasurement of the liability for contingent consideration on the Skysites Acquisition and Kuwait Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post-acquisition.

Net Finance Income/Costs

Our net finance costs were $856.2 million for the year ended December 31, 2022, compared to $396.5 million for the year ended December 31, 2021.

The table below shows our net finance costs for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
	2022	2021
	$’000	$’000

Interest income—bank deposits	15,170	7,798
Net foreign exchange gain on derivative instruments—realized	655	9,889
Fair value gain on embedded options	-	604
Fair value gain on embedded derivative within revenue contract	-	7,231
	15,825	25,522

Interest expenses – third party loans	256,208	174,876
Interest expenses - withholding tax paid on bond interest	12,197	4,404
Unwinding of discount on decommissioning liability	7,084	4,644
Interest and finance charges paid/payable for lease liabilities	52,214	32,826
Net foreign exchange loss arising from financing - unrealized	157,836	126,131
Net foreign exchange loss arising from financing – realized	206,329	43,422
Fair value loss on embedded options	159,889	-
Costs paid on early loan/bond settlement	-	18,171
Fees on loans and financial derivatives	18,673	13,663
Net foreign exchange loss on derivative instruments—unrealized	1,599	3,897
	872,029	422,034

Net finance costs	(856,204)	(396,512)

Net finance costs increased by $459.7 million, or 115.9%, in the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to the substantial increase of $194.6 million in net foreign exchange losses (realized and unrealized) arising from financing, unfavorable  fair value movements on embedded options within the IHS Holding Limited Notes and 2027 Notes of $160.5 million, an increase in interest expense of $89.1 million, an increase in interest and finance charges on lease and decommissioning liabilities of $21.8 million and an increase in fees on loans and financial derivatives of $5.0 million. The increase in net finance costs was partially offset by a decrease in bond redemption costs of $18.2 million.

The net foreign exchange loss arising from financing was $364.2 million in the year ended December 31, 2022, compared to a net foreign exchange loss of $169.6 million in the year ended December 31, 2021. The year-on-year increase in net foreign exchange loss of $194.6 million was primarily due to changes in exchange rates, predominantly between the NGN, RWF, XAF, XOF, ZAR and ZMW which depreciated against the U.S. dollar and the BRL which appreciated against the U.S. dollar. Foreign exchange movements arise on commercial bank and intercompany loans denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends.

The year-on-year increase of $81.3 million in interest expense on third-party loans in the year ended December 31, 2022 is primarily related to bond interest on the IHS Holding Limited Notes which were issued in November 2021, an increase in interest on third-party loans in our Nigeria and Latam segments, the addition of a third-party loan related to the MTN SA Acquisition and the addition of the IHS Holding 2022 Term Loan.

The year-on-year aggregate increase of $21.8 million in finance charges for lease liabilities and unwinding of discount on decommissioning liabilities in the year ended December 31, 2022 resulted primarily from an increase in the number of Towers, from acquisitions and from New Sites, for which we have entered into ground leases and to which the decommissioning liabilities relate.

Other significant year-on-year movements in net finance costs in the year ended December 31, 2022 included an increase in loss related to the fair valuation on embedded options within the IHS Holding Notes and 2027 Notes of $160.5 million, which resulted primarily from decreases in the market value as a result of a rise in treasury rates, which decreased the value of the call options. The year-on-year decrease in gain of fair value on embedded derivatives in revenue contract of $7.2 million was due to no embedded derivatives in revenue contracts in the year ended December 31, 2022. The year-on-year increase in fees on loans and financial derivatives of $5.0 million primarily related to bridge financing fees and commitment fees in Group entities, offset by a decrease of $18.2 million in bond redemption costs due to early settlement of the 2025 Notes in the year ended December 31, 2021.

Income Tax (Benefit)/Expense

Our current income tax expense was $108.8 million for the year ended December 31, 2022, compared to a current income tax expense of $91.7 million for the year ended December 31, 2021.

We had a deferred income tax benefit of $182.3 million for the year ended December 31, 2022, compared to a deferred tax benefit of $73.7 million for the year ended December 31, 2021.

The table below shows our income tax expense for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
	2022	2021
	$’000	$’000

Current taxes on income	108,842	91,692
Deferred income taxes	(182,295)	(73,712)
Total tax (benefit)/expense	(73,453)	17,980

The year-on-year increase of $17.2 million in current income tax expense, resulting in a current tax expense of $108.8 million for the year ended December 31, 2022, compared to a current income tax expense of $91.7 million for the year ended December 31, 2021, was primarily due to increases in our Nigeria and Latam segments of $10.5 million and $1.3 million, respectively, and an increase in Group entities of $8.3 million, which primarily relates to an increase in the group uncertain tax position provision. This was partially offset by a decrease in current income tax expense of $3.0 million in our SSA segment.

The year-on-year increase of $108.6 million in deferred tax benefit, resulting in a deferred tax benefit of $182.3 million for the year ended December 31, 2022, compared to a deferred tax benefit of $73.7 million for the year ended December 31, 2021, was primarily due to an increase in deferred tax benefits in our Nigeria, SSA and Latam segments of $18.5 million, $6.6 million and $93.2 million, respectively, partially offset by a decrease in deferred tax benefit in Group entities of $9.7 million, which primarily related to future withholding tax on undistributed profits. The year-on-year movement in our Nigeria segment primarily arose from the reduction in impairment of deferred tax assets. In our Latam segment, the movement of $93.2 million arose from a deferred tax benefit of $167.8 million for the year ended December 31, 2022, which primarily consisted of $75.6 million for the recognition of base cost related to GTS SP5 and $69.5 million related to the recognition of deferred tax assets which had previously been impaired, compared to a deferred tax benefit of $74.6 million for the year ended December 31, 2021, of which $70.8 million related to the recognition of tax base cost on acquisitions, principally CSS.

Loss for the Year

Loss for the year ended December 31, 2022, was $470.4 million compared to a loss of $26.1 million for the year ended December 31, 2021, an increase of $444.3 million for the year. The loss for the year reflected the impact of an increase in net finance costs mainly due to an increase in realized and unrealized foreign exchange losses on financing, an increase in interest expense and the fair value loss on embedded options within the bonds due to the rise in treasury rates since the end of 2021 and market sentiment driven by events such as the Russian invasion of Ukraine. The loss for the year was also due to an increase in cost of sales, including higher diesel costs and increased administrative expenses associated with being a public company and impairment of goodwill, offset by the increase in revenue and deferred tax benefit as discussed above.

Segment Results

Revenue:

Revenue for each of our reportable segments was as follows:

	For the year ended December 31,
	2022	2021	Change	Change
	$'000	$'000	$'000%

Nigeria	1,352,402	1,146,732	205,670	17.9%
Sub-Saharan Africa	412,824	343,945	68,879	20.0%
Latam	160,008	59,706	100,302	168.0%
MENA	36,065	29,347	6,718	22.9%
Total revenue	1,961,299	1,579,730	381,569	24.2%

Nigeria

Revenue for our Nigeria segment increased by $205.7 million, or 17.9%, to $1,352.4 million for the year ended December 31, 2022, compared to $1,146.7 million for the year ended December 31, 2021. Revenue increased organically by $266.4 million, or 23.2%, driven primarily by an increase in power indexation, escalations, $18.0 million of non-recurring revenue from reaching agreement on certain contractual terms with a Key Customer, as well as Lease Amendments, foreign exchange resets, New Sites, new Colocation and fiber. The year ended December 31, 2021 included $24.2 million of non-recurring items. The increase in organic revenue was partially offset by the impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $60.7 million, or 5.3%. Year on year, within our Nigeria segment, Tenants increased by 589, including 564 from new sites, offset by 540 Churned, while Lease Amendments increased by 3,884. The total number of  Lease Amendments at year end reflects the reduction of 1,444 Lease Amendments during the third quarter that are billed variably based on power consumption rather than a recurring use fee.

Sub-Saharan Africa

Revenue for our Sub-Saharan Africa segment increased by $68.9 million, or 20.0%, to $412.8 million for the year ended December 31, 2022, compared to $343.9 million for the year ended December 31, 2021. Revenue increased organically by $17.7 million, or 5.2%, driven by escalations, New Sites and new Colocation. Revenue for our SSA segment also grew inorganically in the period by $70.4 million, or 20.5%, mainly from the completion of the MTN SA Acquisition in the second quarter of 2022. Revenue in the period was partially offset by the year-on-year negative impact of movements in foreign exchange rates of $19.3 million, or 5.6%. Year on year, within our Sub-Saharan Africa segment, Tenants increased by 7,620 including 282 from new sites and 7,017 from the MTN SA acquisition in the second quarter of 2022, partially offset by 63 Churned, while Lease Amendments increased by 613.

Latam

Revenue for our Latam segment increased by $100.3 million, or 168.0%, to $160.0 million for the year ended December 31, 2022, compared to $59.7 million for the year ended December 31, 2021. Revenue increased organically by $19.2 million, or 32.1%, primarily driven through revenue growth from fiber and escalations. Revenue for our Latam segment grew inorganically in the period by $77.9 million, or 130.5%, which primarily includes the impact of the acquisition of I-Systems and 2,115 Towers and 2,998 Tenants added through the GTS SP5 Acquisition. Revenue also increased by $3.2 million, or 5.4%, as a result of favorable movements in foreign exchange rates. Year on year, within our Latam segment, Tenants increased by 3,820, including 252 from new sites, and 2,998 from the GTS SP5 Acquisition in the first quarter of 2022 while Lease Amendments increased by 53.

MENA

Revenue for our MENA segment increased by $6.7 million, or 22.9%, to $36.1 million for the year ended December 31, 2022, compared to $29.3 million for the year ended December 31, 2021. Revenue increased organically by $4.1 million, or 14.0%, and grew inorganically in the period by $3.1 million, or 10.7%. The increase in organic revenue was partially offset by the impact of negative movements in the Kuwaiti Dinar to U.S. dollar foreign exchange rate of $0.5 million, or 1.8%. Year-on-year, within our MENA segment, Tenants increased by 130, including 86 from New Sites, and 43 from the fifth closing of the Kuwait Acquisition in the third quarter of 2022.

Segment Adjusted EBITDA:

Segment Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows:

	For the year ended December 31,
	2022	2021	Change	Change
	$'000	$'000	$'000%

Nigeria	802,822	783,544	19,278	2.5%
Sub-Saharan Africa	230,521	190,654	39,867	20.9%
Latam	114,434	42,688	71,746	168.1%
MENA	16,021	13,085	2,936	22.4%
Other	(132,412)	(103,575)	(28,837)	(27.8)%
Total Segment Adjusted EBITDA	1,031,386	926,396	104,990	11.3%

Nigeria

Segment Adjusted EBITDA for our Nigeria segment was $802.8 million for the year ended December 31, 2022 compared to $783.5 million for the year ended December 31, 2021, an increase of $19.3 million, or 2.5%. The increase in Segment Adjusted EBITDA primarily reflected the increase in revenue discussed above offset by the increase in cost of sales resulting from higher power generation cost and maintenance cost of $142.5 million and $3.1 million, respectively, and an increase in administrative expenses within Segment Adjusted EBITDA of $51.3 million. Segment Adjusted EBITDA for the year ended December 31, 2021 also included the $24.2 million non-recurring revenue noted above, as well as an additional non-recurring $36.5 million reversal in costs in administrative expenses. Therefore Segment Adjusted EBITDA for the year ended December 31, 2021 included a total non-recurring amount of $60.7 million that impacted the comparison.

Sub-Saharan Africa

Segment Adjusted EBITDA for our SSA segment was $230.5 million for the year ended December 31, 2022 compared to $190.7 million for the year ended December 31, 2021, an increase of $39.9 million, or 20.9%. The increase in Segment Adjusted EBITDA primarily reflected the revenue discussed above, partially offset by the increase in cost of sales resulting from higher power generation cost, security cost and maintenance cost of $7.9 million, $7.2 million and $4.6 million, respectively, and increase in administrative expenses of $6.4 million mainly as a result of an increase in staff costs of $4.7 million.

Latam

Segment Adjusted EBITDA for our Latam segment was $114.4 million for the year ended December 31, 2022 compared to $42.7 million for the year ended December 31, 2021, an increase of $71.7 million, or 168.1%. The increase was primarily due to an increase in revenue explained above, partially offset by an increase in site rental and maintenance within cost of sales of $4.5 million and $4.7 million, respectively, and an increase in administrative expenses of $15.1 million, mainly as a result of an increase in staff costs of $11.7 million.

MENA

Segment Adjusted EBITDA for our MENA segment was $16.0 million for the year ended December 31, 2022 compared to $13.1 million for the year ended December 31, 2021, an increase of $2.9 million, or 22.4%. The increase was primarily due to an increase in revenue explained above, partially offset by an increase in cost of sales of $2.1 million, and an increase in administrative expenses included within Segment Adjusted EBITDA of $1.7 million, of which $1.1 million related to an increase in staff costs and $0.2 million related to an increase in rent expenses.

Capital Expenditure:

Capital expenditure for each of our reportable segments was as follows:

	For the year ended December 31,
	2022	2021	Change	Change
	$'000	$'000	$'000%

Nigeria	404,628	299,683	104,945	35.0%
Sub-Saharan Africa	97,750	42,319	55,431	131.0%
Latam	121,158	52,908	68,250	129.0%
MENA	6,974	5,966	1,008	16.9%
Other	2,960	1,600	1,360	85.0%
Total capital expenditure	633,470	402,476	230,994	57.4%

Nigeria

Capital expenditure for our Nigeria segment was $404.6 million for the year ended December 31, 2022 compared to $299.7 million for the year ended December 31, 2021, an increase of $104.9 million, or 35.0%. The increase was primarily due to an increase in capital expenditure related to Project Green of $103.6 million and an increase in maintenance capital expenditure of $25.5 million, offset by decreases in fiber business capital expenditure of $12.2 million, augmentation capital expenditure of $12.2 million and new site capital expenditure of $6.2 million.

Sub-Saharan Africa

Capital expenditure for our Sub-Saharan Africa segment was $97.8 million for the year ended December 31, 2022 compared to $42.3 million for the year ended December 31, 2021, an increase of $55.4 million, or 131.0%. The increase was primarily due to an increase in refurbishment capital expenditure of $25.4 million, an increase in new site capital expenditure of $12.5 million and an increase in discretionary corporate capital expenditure of $11.9 million primarily due to the renewal of our long-term operating license in Cameroon.

Latam

Capital expenditure for our Latam segment was $121.2 million for the year ended December 31, 2022 compared to $52.9 million for the year ended December 31, 2021, an increase of $68.3 million, or 129.0%. The year-on-year increase was primarily due to increases in fiber business capital expenditure and maintenance capital expenditure of $70.9 million and $14.5 million, respectively, offset by decreases in new site capital expenditure and other capital expenditure of $13.5 million and $13.9 million, respectively.

MENA

Capital expenditure for our MENA segment was $7.0 million for the year ended December 31, 2022 compared to $6.0 million for the year ended December 31, 2021, an increase of $1.0 million, or 16.9%. The year-on-year increase was primarily due to increases in new site capital expenditure and other capital expenditure of $3.0 million and $0.8 million, respectively, offset by a decrease in corporate capital expenditure of $3.0 million.

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

As of December 31, 2022, we had $1,014.1 million of total liquidity, which was equal to our unrestricted cash and cash equivalents of $514.1 million and availability under the IHS Holding RCF and the IHS Holding 2022 Term Loan (see “— Indebtedness” for more information) of $270.0 million and $230.0 million respectively. Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or upstreamed to IHS Holding Limited (or intermediaries thereof). As a holding company, our only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings.

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

Statements of cash flows

	For the year ended December 31,
	2022	2021
	$’000	$’000

Net cash generated from operating activities	907,303	750,189
Net cash used in investing activities	(1,517,288)	(877,949)
Net cash generated from financing activities	398,241	524,265
Net (decrease)/increase in cash and cash equivalents	(211,744)	396,505
Cash and cash equivalents at beginning of year	916,488	585,416
Effect of movements in exchange rates on cash	(190,666)	(65,433)
Cash and cash equivalents at end of year	514,078	916,488

Net cash generated from operating activities

Net cash generated from operating activities increased by $157.1 million year-on year in the year ended December 31, 2022, to $907.3 million, from $750.2 million in the year ended December 31, 2021. The year-on-year increase is primarily due to increased cash from operations of $178.8 million, mainly due to changes in working capital, partially offset by increased income tax paid of $22.1 million.

The year-on-year increase in cash from operations for the year ended December 31, 2022, is primarily due to the increase in cash profits, represented by the increase in Adjusted EBITDA after excluding the impact of the reversal of the loss allowance on trade and other receivables.

Net cash used in investing activities

Net cash used in investing activities increased by $639.3 million, to $1,517.3 million in the year ended December 31, 2022, from $877.9 million in the year ended December 31, 2021, primarily due to an increase in cash consideration paid for business combinations, net of cash acquired of $334.7 million, an increase in capital expenditure for property, plant and equipment (including advance payments) of $146.3 million, an increase in net short term deposits of $137.6 million and a decrease in insurance claims received of $14.6 million, partially offset by an increase in interest income received of $7.4 million. The year-on-year increase in cash paid for business acquisitions is due to larger expenditures in the year ended December 31, 2022, for the GTS SP5 Acquisition and MTN SA Acquisition. The year-on-year increase in capital expenditures for property, plant and equipment (including advance payments) is described in more detail in the segmental review above.

Net cash generated from financing activities

Net cash generated from financing activities decreased by $126.0 million, to $398.2 million in the year ended December 31, 2022, from net cash generated from financing activities of $524.3 million in the year ended December 31, 2021. The year-on-year decrease in cash inflow is primarily due to a decrease of $349.8 million in capital raised (net of costs), an increase of $66.3 million in cash outflow from interest paid to third parties, an increase of $45.3 million cash outflow from aggregate net losses settled and net initial margin received on non-deliverable forwards/swaps and an increase of $16.6 million in net payment of principal and interest of lease liabilities, partially offset by an increase of $334.2 million in loans received from third parties net of principal repayments.

Indebtedness

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on December 31, 2022.

IHS Holding (2020) Revolving Credit Facility

IHS Holding Limited is party to a $270.0 million revolving credit facility agreement, originally dated March 30, 2020 (as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement dated June 2, 2021) (the “IHS Holding RCF”) and entered into between, amongst others, IHS Holding Limited as borrower, IHS

Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria as guarantors, Citibank Europe PLC, UK Branch as facility agent and certain financial institutions listed therein as original lenders.

The interest rate under the IHS Holding RCF is equal to a compounded reference rate based on SOFR (calculated on a five Risk-Free Rate, or RFR banking day lookback), and a credit adjustment spread plus a margin of 3.00% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, utilization and agent fees.

Funds borrowed under the IHS Holding RCF can be applied towards general corporate purposes including, but not limited to, the financing of (a) new site programs and (b) the repayment of indebtedness (including interest and fees on that indebtedness).

Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five RFR banking days’ prior notice, or in any case any such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding RCF ; and (ii) upon the occurrence of a change of control as defined in the IHS Holding RCF.

The IHS Holding RCF contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge), in each case subject to certain agreed exceptions and materiality carve-outs). The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The IHS Holding RCF contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

In September 2022, in accordance with the terms of the agreement, the IHS Holding RCF termination date was extended for a period of two years after its original termination date to March 30, 2025.  As of December 31, 2022, the IHS Holding RCF remained undrawn and had $270.0 million in available borrowing capacity, which could be increased to up to $300.0 million.

The IHS Holding RCF is denominated in U.S. dollars and is governed by English law.

IHS Holding (2021) Bridge Facility

IHS Holding Limited entered into a $500.0 million bridge facility agreement originally dated August 10, 2021 (as amended and/or restated from time to time, the “IHS Holding Bridge Facility”), between, amongst others, IHS Holding Limited as borrower, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria as guarantors, Standard Chartered Bank as facility agent and certain financial institutions listed therein as original lenders. Funds borrowed under the IHS Holding Bridge Facility could only be applied toward certain acquisitions listed therein.

The IHS Holding Bridge Facility termination date was extended for a period of six months after its original termination date to February 10, 2023. In May 2022, the total commitments under the IHS Holding Bridge Facility were reduced by $38.6 million.

On November 7, 2022, we prepaid the full remaining principal amount of the loan of $280.0 million (plus accrued interest) using proceeds received following the initial drawdown under the IHS Holding 2022 Term Loan.

The interest rate under the IHS Holding Bridge Facility was equal to a compounded reference rate based on SOFR (calculated on a five RFR banking day lookback) and a credit adjustment spread plus a margin (ranging from 3.50% to 6% per annum over the duration of the IHS Holding Bridge Facility, based on the relevant margin step-up date). IHS Holding Limited also paid certain other fees and costs, including agent fees.

Subject to certain conditions, IHS Holding Limited could voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five RFR Banking Days’ notice, or such shorter period as the majority lenders might agree. In addition to voluntary prepayments, the IHS Holding Bridge Facility required mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding Bridge Facility; (ii) upon the occurrence of a change of control and (iii) disposal proceeds, acquisition claims and takeout financing and equity issuance proceeds as defined therein.

The IHS Holding Bridge Facility contained customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. The IHS Holding Bridge Facility included an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants were tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The IHS Holding Bridge Facility also contained customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The IHS Holding Bridge Facility was denominated in U.S. dollars and was governed by English law.

IHS Holding (2022) Bullet Term Loan Facility

IHS Holding Limited entered into a $600.0 million term loan agreement on October 28, 2022 (as amended and/or restated from time to time, the “IHS Holding 2022 Term Loan”), between, amongst others, IHS Holding Limited as borrower, Citibank Europe plc, UK Branch as facility agent and certain financial institutions listed therein as original lenders.  The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

The interest rate per annum applicable to loans made under the IHS Holding 2022 Term Loan is equal to Term SOFR, a credit adjustment spread plus a margin of 3.75% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments and fees to the facility agent.

The IHS Holding 2022 Term Loan is scheduled to terminate on the date falling 36 months from the date of the loan agreement and is repayable in full on the termination date. Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five Business Days’ notice, or such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding 2022 Term Loan requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding 2022 Term Loan and (ii) upon the occurrence of a change of control as defined in the IHS Holding 2022 Term Loan.

The IHS Holding 2022 Term Loan contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The IHS Holding 2022 Term Loan also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

As of December 31, 2022, $370.0 million of the IHS Holding 2022 Term Loan was drawn. The majority of the proceeds of the drawdown were applied toward the prepayment of the IHS Holding Bridge Facility and the U.S. dollar tranche of the Nigeria 2019 Facility. The undrawn portion of $230.0 million can be applied toward general corporate purposes and is available for up to 12 months from the date of the agreement.

On December 5, 2022, IHS Holding Limited hedged a portion of its exposure to Term SOFR by entering into interest rate caps with a total of $100.0 million notional value and a cap rate of 4.50%, for the period between February 7, 2023 and November 7, 2024. The balance of $270.0 million remains unhedged.

The IHS Holding 2022 Term Loan is denominated in U.S. dollars and is governed by English law.

IHS Netherlands Holdco B.V. Notes

On each of September 18, 2019 and July 31, 2020, our wholly owned subsidiary, IHS Netherlands Holdco B.V. (“Holdco BV”), issued a total of $510.0 million 7.125% Senior Notes due 2025 (the “2025 Notes”), and $940.0 million 8.0% Senior Notes due 2027 (the “2027 Notes” or the “IHS Netherlands Holdco B.V. Notes”), guaranteed by IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers, and (since June 22, 2021) IHS Holding Limited. On June 22, 2021, pursuant to a successful consent solicitation, Holdco B.V. also effected certain amendments to the indenture governing the notes to, among other things, expand the “restricted group” to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (which would then be subject to the covenants and events of default under the indenture), and to make certain other consequential changes to the negative covenants and restrictions resulting from the larger group structure.

On November 30, 2021, the 2025 Notes were subsequently redeemed upon the successful issuance by IHS Holding of the IHS Holding Notes (as defined below).

The 2027 Notes mature on September 18, 2027, and pay interest semi-annually, with the principal repayable in full on maturity. On or after September 18, 2022, 2023 or 2024, the 2027 Notes may be redeemed (in whole or in part) at a price of 104.000%, 102.000% and 100.000%, respectively.

The indenture contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

IHS Holding Limited Notes

On November 29, 2021, IHS Holding Limited issued $500.0 million 5.625% Senior Notes due 2026 (the “2026 Notes”) and $500.0 million 6.250% Senior Notes due 2028 (the “2028 Notes”, and together with the 2026 Notes, the “IHS Holding Notes”), guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria Limited, IHS Towers NG Limited and INT Towers Limited.

At any time prior to November 29, 2023 for the 2026 Notes and November 29, 2024 for the 2028 Notes, IHS Holding Limited may redeem up to 40% of the notes at a redemption price equal to 105.625% of the principal amount of the 2026 Notes and 106.250% of the principal amount of the 2028 Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, so long as at least 50% of the aggregate original principal amount of the applicable series of notes remains outstanding immediately thereafter. In addition, the notes may, during such periods, be redeemed at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. On or after November 29, 2023, 2024 or 2025, the 2026 Notes may be redeemed (in whole or in part) at a price of 102.81250%, 101.40625% and 100.00000%, respectively. On or after November 29, 2024, 2025 or 2026, the 2028 Notes may be redeemed (in whole or in part) at a price of 103.1250%, 101.5625% and 100.0000%, respectively.

The indenture governing the notes contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

The proceeds of the issuance of the IHS Holding Notes were used to redeem the entire principal amount of the 2025 Notes (including accrued and unpaid interest and the redemption premium), fees and expenses related to the offering of the notes, and for general corporate purposes. The IHS Holding Notes pay interest semi-annually and the principal is repayable in full on maturity.

Nigeria (2023) term loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN165 billion term loan agreement on January 3, 2023 (as amended and/or restated from time to time the “Nigeria 2023 Term Loan”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

The Nigeria 2023 Term Loan contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The Nigeria 2023 Term Loan also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The Nigeria 2023 Term Loan was drawn down for an original principal amount of ₦124.5 billion (which was approximately $269.8 million), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers, IHS Nigeria, and general corporate and working capital purposes.

The Nigeria 2023 Term Loan is scheduled to terminate on the date falling 60 months from the date of the Nigeria 2023 Term Loan and is repayable in instalments. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2023 Term Loan requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

As of January 3, 2023, the total commitments available under the Nigeria 2023 Term Loan were NGN124.5 billion (approximately $269.8 million), which were further increased on February 9, 2023, by NGN29.0 billion (approximately $62.8 million) pursuant to the facility increase clause contained within the loan agreement.

As of March 28, 2023, NGN138.5 billion (approximately $300.2 million) had been drawn down under this facility. The proceeds from the drawdown were applied towards, inter alia, refinancing certain indebtedness of INT Towers, IHS Nigeria, general corporate and working capital purposes.

The Nigeria 2023 Term Loan is denominated in Naira and is governed by English law.

Nigeria (2023) Revolving Credit Facility

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 55 billion revolving credit facility agreement on January 3, 2023 (as amended and/or restated from time to time the “Nigeria 2023 RCF”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

The Nigeria 2023 RCF contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-

outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The Nigeria 2023 RCF also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The Nigeria 2023 RCF is scheduled to terminate on the date falling 36 months from the date of the Nigeria 2023 RCF,and is repayable in full on maturity. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2023 RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

As of January 3, 2023, the total commitments available under the Nigeria 2023 RCF were NGN44.0 billion (approximately $95.3 million), which were further increased on February 9, 2023, by NGN11.0 billion (approximately $23.8 million) to NGN55.0 billion (approximately $119.2 million), pursuant to the facility increase clause contained within the loan agreement.

As of March 28, 2023, the Nigeria 2023 RCF remains undrawn.

The Nigeria 2023 RCF is denominated in Naira and is governed by English law.

Nigeria (2019) term loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into a term loan agreement, originally dated September 3, 2019 (and as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement dated September 29, 2021) (the “Nigeria 2019 Facility”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum applicable to loans made under the Nigeria 2019 Facility was equal to: (a) in relation to the U.S. dollar tranche, prior to a rate switch date, 3 Month LIBOR (subject to a zero floor) plus a margin of 4.25% per annum (subject to a margin ratchet where the level of margin may be increased (up to a maximum of 4.50)% or decreased subject to certain tests, including the relevant leverage ratio of the IHS Holding Limited Group) and, after a rate switch date for U.S. dollars, was equal to a compounded reference rate based on SOFR (calculated on a five day RFR banking day lookback) and a credit adjustment spread plus the margin; and (b) in relation to the Naira tranche, 3 Month NIBOR (subject to a zero floor) plus a margin of 2.50% per annum. IHS Netherlands Holdco B.V. also paid certain other fees and costs, including agent fees.

The Nigeria 2019 Facility contained customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These included an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants were tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The Nigeria 2019 Facility also contained customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The U.S. dollar tranche was drawn down for an original principal amount of $110.0 million, and the Naira tranche was drawn down for an original principal amount of NGN141.3 billion (which was approximately $390.0 million as at the date of the Nigeria 2019 Facility), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers, general corporate and working capital purposes, and funding a partial settlement of intercompany loans.

Each facility under the loan was scheduled to terminate on the date falling 60 months and one day after the date of the first utilization of that facility, and were repayable in instalments. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers could voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders might agree). In addition to voluntary prepayments, the Nigeria 2019 Facility required mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

In November 2022, we prepaid the full remaining principal amount of the U.S. dollar tranche of the loan of $75.6 million (plus accrued interest and break costs) using the proceeds received following the initial drawdown under the IHS Holding 2022 Term Loan.

As of December 31, 2022, the Naira facility had NGN88.3 billion (approximately $191.4 million) outstanding.

In January 2023, we prepaid the full remaining principal amount of the Naira tranche of the loan of NGN 88.3 billion (approximately $191.4 million) (plus accrued interest) using the proceeds received following the initial drawdown under the Nigeria 2023 Term Loan.

The Nigeria 2019 Facility was governed by English law.

IHS (Nigeria) Local Facilities

IHS (Nigeria) Limited entered into two local currency facilities, each governed by Nigerian law, as follows:

(a)	A NGN16.1 billion (approximately $34.9 million) facility in March 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited. The applicable interest rate was 12.5% per annum and funds borrowed under the facility were applied towards general corporate purposes (the “IHSN NG1 Facility”). The IHSN NG1 Facility was due to terminate in March 2023 and was fully drawn down in April 2022; and
(b)	A NGN10.0 billion (approximately $21.7 million) facility in May 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited (the “IHSN NG2 Facility” and, together with the IHSN NG1 Facility, the “IHS Nigeria Local Facilities”). The applicable interest rate was 15.0% per annum until October 2022 after which it increased to 18.0% per annum, and funds borrowed under the facility were applied towards working capital requirements. The IHSN NG2 Facility was due to terminate in July 2023 and was fully drawn down in July 2022.

In January 2023, we prepaid the full remaining principal amount of the IHS Nigeria Local Facilities of NGN 26.1 billion (plus accrued interest) using the proceeds received following the initial drawdown under the Nigeria 2023 Term Loan.

IHS Côte d’Ivoire S.A. Facility

IHS Côte d’Ivoire S.A. entered into a credit agreement originally dated June 30, 2015 (as amended and/or restated from time to time, including in August 2017 and June 2022) with certain financial institutions, split into one tranche with a total commitment of €52.0 million (approximately $55.4 million) (the “CIV Euro Tranche”), and another tranche with a total commitment of XOF 44.6 billion (approximately $72.4 million) (the “CIV XOF Tranche” and, together with the CIV Euro Tranche, the “IHS Côte d’Ivoire S.A. Facility”). The IHS Cote d’Ivoire S.A. Facility is guaranteed by IHS Holding Limited. The CIV Euro Tranche has an interest rate of 3.00% plus 3 Month EURIBOR, (subject to a zero floor), and the CIV XOF Tranche has an interest rate of 5.00%. The IHS Côte d’Ivoire S.A. Facility contains customary information and negative covenants and requires IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Côte d’Ivoire S.A. maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined therein.

The IHS Côte d’Ivoire S.A. Facility was fully drawn down in 2017, and the termination date has been extended to June 2024.

IHS Zambia Limited Facility

IHS Zambia Limited entered into two facilities with a common terms agreement originally dated December 23, 2020 (as amended and/or restated from time to time, including in February 2021) with a total commitment of $95.0 million with certain financial institutions (the “Zambia Facility”), split into a facility for an aggregate commitment representing $75.0 million and a second facility for an aggregate commitment representing $20.0 million.

The Zambia Facility is guaranteed by IHS Holding Limited, and was fully utilized as of March 2021. The Zambia Facility has an interest rate of 5.0% plus 3 Month Term SOFR and a credit adjustment spread ranging between 0.11% to 0.43% and contains customary information and negative covenants and requires IHS Zambia Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Zambia Limited maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined in the agreement. The respective facilities will terminate in December 2027.

IHS Kuwait Facility

IHS Kuwait Limited entered into a loan agreement originally dated April 19, 2020 (as amended and/or restated from time to time) with a total commitment of KWD equivalent of $85.0 million (the “Kuwait Facility”). The Kuwait Facility has an interest rate of 2.00% plus 3 Month KIBOR, contains customary information and negative covenants, and requires IHS Kuwait Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve outs. The covenants include that IHS Kuwait Limited maintain specified net debt to EBITDA ratios, a debt service cover ratio and restrict capital expenditures to levels established within the facility.

The Kuwait Facility will terminate in April 2029, and as at December 31, 2022, KWD21.5 million (approximately $70.0 million) of this facility was drawn down. On February 22, 2023, IHS Kuwait Limited drew down a further KWD 0.3 million (approximately $1.0 million) under the facility. The proceeds of the facility have been used to, among other things, reduce the cash funded investment by IHS Holding for the Kuwait Acquisition, which was funded entirely with cash at the initial closing, for BTS activity as well as for general corporate purposes.

IHS Brasil - Cessão de Infraestruturas S.A. Facilities

IHS Brasil Participacoes Ltda entered into (and later assigned to IHS Brasil - Cessão de Infraestruturas S.A.) the following facilities: (a) a BRL 300.0 million (approximately $57.5 million) credit agreement originally dated May 21, 2021 (as amended and/or restated from time to time, the “IHS Brasil Facility 1”), and (b) a BRL 100.0 million (approximately $19.2 million) credit agreement originally dated June 28, 2021 (as amended and/or restated from time to time) (the “IHS Brasil Facility 2” and, together with the IHS Brasil Facility 1, the “IHS Brasil Facilities”).

IHS Brasil - Cessão de Infraestruturas S.A. also entered into a BRL 495.0 million (approximately $94.9 million) credit agreement originally dated April 18, 2022 (as amended and/or restated from time to time, the “GTS Facility”), which is guaranteed by Skysites Americas S.A., IHS Centennial Brasil Torres de Telecomunicacoes Ltda and IHS SP Locacao de Infraestrutura Ltd.

The IHS Brasil Facilities and the GTS Facility each contain customary information and negative covenants, including the maintenance of specified net debt to EBITDA and interest cover ratios. They also contain restrictions on the total debt allowed, dividends, intercompany loans and capital reductions.

The IHS Brasil Facility 1 has an interest rate of 3.65% (assuming a 252-day calculation basis) plus CDI, and will terminate in May 2029. This facility was fully drawn down in May 2021.

The IHS Brasil Facility 2 has an interest rate of 3.65% (assuming a 252-day calculation basis) plus CDI, and will terminate in May 2029. This facility was fully drawn down in June 2021.

The GTS Facility has an interest rate of CDI plus a margin of 3.05% (assuming a 252-day calculation basis), and will terminate in April 2028. The GTS Facility was fully drawn down in April 2022.

I-Systems Facility

I-Systems Soluções de Infraestrutura S.A. (formerly known as Fiberco Soluções de Infraestrutura S.A.) (“I-Systems”) entered into a BRL 200.0 million credit agreement, originally dated October 3, 2022 (as amended and/or restated from time to time, the “I-Systems Facility”). The I-Systems Facility is secured by the chattel mortgage of certain credit rights of I-Systems and contains customary information and negative covenants, including the maintenance of specified net debt to EBITDA ratio. It also contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The I-Systems Facility has an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and will terminate in October 2030. The facility was fully drawn down in October 2022.

On October 13, 2022, Itau Unibanco S.A. provided an additional commitment in an aggregate amount of BRL 200.0 million (approximately $38.3 million) on the same terms, available in two tranches. The first tranche of BRL 80.0 million (approximately $15.3 million was drawn down in February 2023 with an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and the second tranche is available to draw down until March 31, 2023 with an interest rate of CDI plus 2.50% (assuming a 252-day calculation basis). Commitment fees of between 2.00% and 2.15% p.a. is payable quarterly on undrawn amounts.

IHS South Africa Facility

IHS Towers South Africa Proprietary Limited (“IHS SA”) entered into a ZAR3,470.0 million (approximately $204.3 million) facility agreement originally dated May 26, 2022 (as amended and/or restated from time to time (the “IHS SA Facility”), with, amongst others, certain financial institutions listed therein as original lenders. The IHS SA Facility is governed by South African law and funds borrowed under the facility were partly applied toward the payment of consideration owed pursuant to the MTN SA Acquisition. The undrawn portion can be applied toward capital expenditure and general corporate purposes and is available for up to 24 months from the signature date of the agreement.

The IHS SA Facility has an interest rate of 2.75% plus 3 Month JIBAR, and contains customary information and negative covenants, as well as requirements for IHS SA to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to EBITDA ratios and interest coverage ratios.

The IHS SA Facility will terminate in May 2029. As of December 31, 2022, ZAR 3,400.0 million (approximately $200.2 million) of this facility has been drawn.

Letter of Credit Facilities

As of December 31, 2022, IHS Nigeria has utilized $66.0 million through funding under agreed letters of credit. These letters mature at various dates during 2023 and their interest rates range from 8.95% to 12.05%. These letters of credit are utilized to fund capital and operational expenditure purchases with suppliers.

As of December 31, 2022, INT Towers Limited has utilized $128.1 million through funding under agreed letters of credit. These letters mature at various dates during 2023 and their interest rates range from 9.5% to 11.7%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of December 31, 2022, ITNG Limited has utilized $1.0 million through funding under agreed letters of credit. These letters mature at various dates during 2023 and incur interest at a rate of 12.05%. These letters of credit are utilized in order to fund capital and operational expenditure with suppliers.

As of December 31, 2022, Global Independent Connect Limited has utilized $2.4 million through funding under agreed letters of credit. These letters mature at various dates during 2023 and their interest rates range from 8.97% to 12.05%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

C. Research and Development, Patents and Licenses, etc.

The Company does not have any research and development policies or patents.  See Note 2.13(b) to our audited consolidated financial statements included in this Annual Report for a discussion of our licenses.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting estimates and judgements and sources of estimation uncertainty are described in Note 3 to our audited consolidated financial statements, which are included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table presents information about our current executive officers and directors, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Sam Darwish	51	Chairman, Group Chief Executive Officer and Director
Mohamad Darwish	43	Executive Vice President, IHS Nigeria Chief Executive Officer
William Saad	51	Executive Vice President, Group Chief Operating Officer
Bill Bates	58	Executive Vice President, Chief Strategy Officer
Steve Howden	40	Executive Vice President, Chief Financial Officer
Ayotade Oyinlola	48	Executive Vice President, Chief Human Resources Officer
Colby Synesael	44	Executive Vice President, Communications
Mustafa Tharoo	49	Executive Vice President, Group General Counsel
Directors
Ursula Burns	64	Director
John Ellis Bush	70	Director
Frank Dangeard	65	Director
Bashir El-Rufai	69	Director
Bryce Fort	44	Director
Maria Carolina Lacerda	50	Director
Nicholas Land	75	Director
Phuthuma Nhleko	62	Director
Aniko Szigetvari	53	Director

Unless otherwise indicated, the current business addresses for our executive officers and directors is c/o IHS Holding Limited, 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom.

Adam Walker, our former Chief Financial Officer, retired from the Company in March 2022.

David Ordman, our former Deputy Chief Financial Officer, retired as an executive officer of the Company effective December 31, 2022.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Sam Darwish is one of our co-founders, our Chairman and Group Chief Executive Officer. An engineer by education, Mr. Darwish has over 25 years’ experience in the telecommunications industry. Before founding the Company in 2001, he served as the Deputy Managing Director of CELIA Motophone Ltd, a Nigerian GSM operator, from 1999 to 2000. Prior to that, Mr. Darwish was Vice Chairman and Director of projects at Lintel, an international GSM developer, from 1998 to 1999. Mr. Darwish also served as Network Manager for Libancell SAL, a Lebanese GSM operator, which is currently known as Touch, from 1994 to 1998. In addition, Mr. Darwish currently serves as the Founder and Principal of Singularity Investments, a private investment firm with a focus on technology, media and telecommunications companies in the United States and the emerging markets. He is also the Founder and President of DAR Properties, a property investment company, and DAR Telecom, a telecommunications consulting company. Sam Darwish is the brother of Mohamad Darwish, our Executive Vice President and IHS Nigeria Chief Executive Officer.

Mohamad Darwish is one of our co-founders and has served as Executive Vice President of IHS Towers and Chief Executive Officer of IHS Nigeria since January 2023. Mr. Darwish previously served as Senior Vice President of IHS Towers and Chief Executive Officer of IHS Nigeria from November 2015 until December 2022. Prior to this, Mr. Darwish served as the IHS Nigeria Deputy CEO from October 2014 to November 2015. Mr. Darwish has around 20 years of experience in the telecommunications sector. In addition, Mr. Darwish currently serves as the Founder and Principal of Singularity Investments, a private investment firm with a focus on technology, media and telecommunications companies in the United States and the emerging markets. Mohamad Darwish is the brother of Sam Darwish, our Chairman and Group Chief Executive Officer.

William Saad is one of our co-founders and has served as Executive Vice President and Group Chief Operating Officer of IHS Towers since July 2012 and has 27 years’ experience in the telecommunications industry. Before co-founding the Company, Mr. Saad was the Operations Director at CELIA Motophone, a Nigerian GSM operator, from 1998 to 2001. Before joining CELIA, Mr. Saad served as project manager at Lintel SAL, an international GSM operator, from 1998 to 1999 and prior to that as OMC Network Administrator with Libancell SAL, the first Lebanese GSM operator, from 1995 to 1998. Mr. Saad also serves on the board of several private companies as well as the Lebanese-Nigerian Initiative, a non-profit organization.

William (Bill) Bates has served as Executive Vice President and the Group Chief Strategy Officer of IHS Towers since January 2023. Mr. Bates served as Senior Vice President and the Group Chief Strategy Officer of IHS Towers from when he joined the Company in January 2022 until December 2022. Mr. Bates is responsible for the Group’s mergers and acquisitions and commercial strategy. Prior to joining the Company, Mr. Bates served as Senior Vice President at Brookfield Asset Management from 2017 to 2021, where he was responsible for investing in towers, fiber and data centers. Prior to Brookfield, Mr. Bates was a Vice President on the Business Development team at SBA Communications from 2001 to 2016, where he focused on driving growth in emerging markets.

Stephen (Steve) Howden has served as Executive Vice President and Chief Financial Officer of IHS Towers since April 2022. Mr. Howden previously served as Senior Vice President and Deputy Chief Financial Officer from June 2019 until March 2022. Since joining the Company in January 2013, Mr. Howden has also served as Group Head of M&A as well as a variety of other senior finance positions. Prior to joining IHS Towers, Mr. Howden was a member of the Ernst & Young M&A department from 2006 to 2013 and in the Corporate Restructuring team at Ernst & Young and Andersen prior to that. Mr. Howden has approximately 17 years of finance and corporate finance experience. Mr. Howden is a qualified Chartered Accountant.

Ayotade Oyinlola has served as Executive Vice President and the Chief Human Resources Officer of IHS Towers since January 2023. Mr. Oyinlola previously served as Senior Vice President and Chief Human Resources Officer of IHS Towers from July 2015 until December 2022. Mr. Oyinlola brings over 20 years of human resources and telecommunications experience to the Company. Prior to joining IHS Towers, Mr. Oyinlola served as Millicom Services UK Head of HR for Africa and Europe from 2013 to 2015. He also served as Ericsson’s West Africa HR Director from 2011 to 2013 and Ericsson’s Sub-Sahara Africa Director for Learning and Development from 2009 to 2011. In addition, Mr. Oyinlola has previously held several senior positions at Shell Petroleum, Bristow Helicopters Atlasco Technologies and Resourcery Limited. Mr. Oyinlola is a Chartered Fellow of the Chartered Institute of Personnel and Development in the United Kingdom, and a member of the Chartered Institute of Personnel Managers in Nigeria.

Colby Synesael has served as Executive Vice President of Communications of IHS Towers since January 2023. Mr. Synesael served as Senior Vice President of Communications of IHS Towers from when he joined the Company in March 2022 until December 2022.  Mr. Synesael is responsible for IHS Towers’ corporate communications including Investor Relations, Communications, and ESG reporting. Prior to joining IHS Towers, Mr. Synesael spent twelve years as a managing director and senior research analyst specializing in the communications infrastructure (towers, data centers, fiber) and telecom services industries at Cowen, an investment bank. Prior to joining Cowen in March 2010, he was a senior research analyst at Kaufman Brothers and before that spent nearly three years at Merriman Curhan Ford. Between 2001 to January 2006 Mr. Synesael worked at Thomas Weisel Partners, focusing as a research associate from 2003 onwards covering communications infrastructure and telecom services.

Mustafa Tharoo has served as Executive Vice President and Group General Counsel of IHS Towers since 2012. Before joining the Company, Mr. Tharoo was a Consultant at ADEPT Chambers in Tanzania from 2009 to 2011. Previously, Mr. Tharoo served as a consultant at Ringo & Associates in Tanzania from 2003 to 2009 and a Partner at Anjarwalla & Khanna in Kenya from 2000 to 2003. Mr. Tharoo has over 20 years of experience in corporate, compliance and regulatory matters as well as major transactions across Africa and the Middle East.

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

John Ellis (Jeb) Bush joined the Board of Directors of IHS Holding Limited as a Non-Executive Independent Director in August 2019. Mr. Bush has served as the President of Jeb Bush & Associates LLC since 2007, as the Chairman of Dock Square Capital since 2016, and as Chairman and Co-founder of Finback Investment Partners LLC since 2019. Mr. Bush has served on the boards of directors of InnovAge Holding Corp. and Jackson Acquisition Company since 2021. Mr. Bush has also served as Chairman of Foundation for Excellence in Education since 2007. Mr. Bush was previously a senior adviser for Barclays and a board member of Tenet Healthcare Corp. Mr. Bush served as Governor of Florida from 1999 to 2007 and as the Florida Secretary of Commerce from 1986 to 1988.

Frank Dangeard joined the Board of Directors of IHS Holding Limited in September 2020. Mr. Dangeard was Chairman & CEO of Thomson from September 2004 to February 2008. Prior to that he was Deputy CEO of France Telecom from September 2002 to September 2004, Deputy CEO and Deputy Chairman of Thomson Multimedia from June 1997 to September 2002, and Managing Director of the investment bank SG Warburg & Co. Ltd from October 1988 to June 1997. Mr. Dangeard currently serves as Chairman of the boards of Gen Digital (previously NortonLifelock), NatWest Markets, the investment banking arm of NatWest Group, and as a director of the NatWest Group and Spear Investments B.V. Mr. Dangeard has previously served on the boards of RPX, Orange, Equant, Wanadoo, Eutelsat, SonaeCom, Arqiva and on the board of Telenor as Deputy Chairman. He has been a member of the Advisory Boards of the Harvard Business School and of Ecole des Hautes Etudes Commerciales, and was a founding board member of Bruegel, the European think-tank.

Mallam Bashir Ahmad El-Rufai joined the Board of Directors of IHS Holding Limited in June 2013. Mr. El-Rufai also serves on the boards of a number of our subsidiaries. Prior to joining IHS Nigeria, Mr. El-Rufai served as Training and Development Officer and later Assistant Production Manager at Kano State Oil & Allied Product Limited from 1977 to 1979, before joining Nigerian Cereals Processing Company Ltd as Group Marketing Manager from 1981 to 1983. He served as Chief Commercial Officer for the Northern District of Nigerian External Telecommunications Limited from 1983 to 1985 and held several positions at Nigerian Telecommunications Ltd from 1985 to 1996. Mr. El-Rufai was also a co-founder and President of Intercellular Nigeria Limited from 1997 to 2009. Mr. El-Rufai currently serves as Chairman of Intercellular Nigeria and has served as Vice Chairman and Corporate Advisor of Intercellular (Nigeria) Limited in 2009. He also served as an Independent Director of FSDH Merchant Bank Limited. Mr. El-Rufai has also chaired several boards, including Channel Distribution (an ICT company), MFB fertilizer and Chemical Co. Ltd, Systemtech (an IT company), Alpha Aluminium and Northstar Chemicals, among others.

Bryce Fort joined the Board of Directors of IHS Holding Limited in June 2013. Mr. Fort is a Managing Director and founding partner of Emerging Capital Partners, or ECP. With over $3.1 billion under management, ECP is a leading private equity manager focused exclusively on Africa. In his capacity as Managing Director, Mr. Fort is responsible for identifying, analyzing, and recommending investments, performing due diligence and leading transaction teams. Mr. Fort joined the ECP investment team in 2002 prior to ECP’s spinout from Emerging Markets Partnership. In addition to serving on the Board of Directors of IHS Holding Limited, Mr. Fort has served on the boards of Mukuru, Wananchi Group, Java House, Keg Holdings, Artcaffé Group and Maarifa Education, among others. Before his employment with ECP, Mr. Fort worked for Deutsche Bank AG’s European Healthcare Corporate Finance Group.

Maria Carolina Lacerda joined the Board of Directors of IHS Holding Limited in October 2021 as a Non-Executive Independent Director. Ms. Lacerda has over 25 years of experience in the financial industry and has held various senior management positions throughout her career, including at UBS Investment Bank, UNIBANCO, Deutsche Bank, Merrill

Lynch, Inc. and Bear, Stearns & Company, Inc.  Ms. Lacerda has served as an independent member of the board of directors of PagBank PagSeguro since January 2023, of Rumo S.A. since May 2021, and of Hypera Pharma since October 2016. Ms. Lacerda also serves as an independent board member of China Three Gorges Brasil. Ms. Lacerda previously served as a Board member of Vibra Energia (formerly BR Distribuidora) between 2019 and 2022, and between 2012 and 2016 she served as a board member of ANBIMA (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), CNF (Confederação Nacional das Instituições Financeiras) and the Listing Chamber at BM&FBovespa in Brazil.

Nicholas Land joined the Board of Directors of IHS Holding Limited in August 2019 as a Non-Executive Independent Director. Mr. Land has served as the Deputy Chair of Thames Water Utilities Ltd since 2017 and as Chair of The Instant Group Ltd since 2019. Mr. Land has also been a member of the Board of Trustees of the Vodafone Group Foundation since 2008, serving as Chair from 2011. He has also served as an adviser to the Board of Dentons UK EMEA LLP since 2007 and has been Chair of the Private Equity Reporting Group of the British Venture Capital Association since 2012. Mr. Land served on the board of Astro Lighting Holdings Ltd from 2017 to 2022. Mr. Land has also previously served as a non-executive director of Vodafone Group plc, Royal Dutch Shell plc, Alliance Boots GmbH, Ashmore Group plc and BBA Aviation plc. Mr. Land was a Non-Executive Director of the Financial Reporting Council, chairing its Codes and Standards Committee, from 2011 to 2020. Mr. Land is qualified as a UK Chartered Accountant and had a 36-year career with Ernst & Young LLP, retiring as Executive Chairman of the firm in 2006.

Phuthuma Nhleko joined the Board of Directors of IHS Holding Limited in October 2021 as a Non-Executive Independent Director. Mr. Nhleko previously served as Chief Executive of MTN Group from 2002 to 2011 and continued to serve as Non-Executive Director and Chair of the MTN Group board from 2013 to 2019. Mr. Nhleko is currently Chairman of the Phembani Group (PTY) Ltd, a position he has held since 2011. He also currently serves as Chairman of Tullow Oil Plc and of the Johannesburg Stock Exchange, or the JSE. Mr. Nhleko also serves as a director of Engen, TBWA South Africa, and Phembani Remgro Infrastructure Fund Managers. Previously, he served on the boards of BP plc from 2011 to 2016 and Anglo American from 2011 to 2015. In addition, during his tenure as MTN Group CEO, Mr. Nhleko was a non-executive director at the GSM Association, the global trade association for mobile phone operators. Prior to joining MTN Group, Mr. Nhleko served as a director of Nedbank Group Limited and Old Mutual Life (SA).

Aniko Szigetvari served on the Board of Directors of IHS Holding Limited from July 2014 to February 2021 and rejoined the Board of Directors in October 2021. Ms. Szigetvari is the founding partner of Atlantica Ventures, an African impact focused venture capital fund investing in early-stage startups building technology and technology-enabled businesses. She serves as board committee chair and advisory board member of various investee companies. Prior to this, Ms. Szigetvari had 20 years’ experience with the International Finance Corporation, or IFC, beginning in 1998, where she focused on emerging markets principal investing and financing, primarily in the telecommunication, media, and technology, or TMT, sectors. For eight years she managed IFC’s TMT business, first as the Head of the Africa and Latin America TMT businesses, then including four years as Global Head of the TMT group from 2015 to 2019, leading investment and portfolio activities across all emerging markets. Prior to joining IFC, Ms. Szigetvari held roles at DHL, Kraft Foods and McKinsey & Company.

Appointment Rights

Pursuant to our shareholders’ agreement with certain of our shareholders, certain of our shareholders have rights to appoint members of our board of directors. Frank Dangeard was appointed by Oranje-Nassau Développement S.C.A. FIAR (“Wendel”), and Bryce Fort was appointed by ECP.

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for the year ended December 31, 2022, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our board.

Executive Officer and Director Compensation

The compensation for each of our executive officers is comprised of the following elements: base salary, bonus, and contractual benefits such as pension, allowances and, where legally obligated, end of service contributions. Total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2022 was $21,702,570.

We do not currently maintain any deferred compensation, bonus or profit-sharing plan for the benefit of our executive officers; however, our executive officers are eligible to receive annual bonuses pursuant to the terms of their service agreements, and our executive officers received rights under the 2021 Omnibus Incentive Plan (as defined below) of up to 1,426,496 ordinary shares during the year ended December 31, 2022.

In the year ended December 31, 2022, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our executive officers and members of our board.

Share Incentive Plans

Non-Employee Director Grants

In connection with our IPO, certain non-employee directors received restricted stock unit grants over a total of 259,784 ordinary shares, of which 157,226 ordinary shares have been issued and rights over 102,058 ordinary shares remained subject to vesting as of December 31, 2022.

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

As of December 31, 2022, conditional rights had vested over 19,846,095 ordinary shares. As of December 31, 2022, there were subsisting conditional rights under the LTIP over a final tranche of up to 3,970,296 ordinary shares (including awards originally granted in the form of options), which will vest after the end of the financial year of the Company ending on December 31, 2022, subject to attainment of additional performance conditions based on the financial performance of the Group in such financial year.

2021 Omnibus Incentive Plan

We adopted the IHS Holding Limited 2021 Omnibus Incentive Plan, or the 2021 Omnibus Incentive Plan, on September 30, 2021, and it became effective upon the approval of our shareholders on October 4, 2021, or the Effective Date. If not previously terminated by the Board, the 2021 Omnibus Incentive Plan will terminate on the close of business on the ten-year anniversary of the Effective Date. Under the 2021 Omnibus Incentive Plan, subject to adjustments for certain changes in our capital structure (described below under “Adjustments”), a maximum of 22,120,000 of our ordinary shares may be issued to our eligible employees, consultants, and non-employee directors and of our affiliates. Only our employees or employees of our affiliates are eligible to receive incentive stock options. All shares reserved for issuance under the 2021 Omnibus Incentive Plan may be used for incentive stock options. As of December 31, 2022, there are subsisting conditional rights under the 2021 Omnibus Incentive Plan over up to 3,300,429 ordinary shares.

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

Indemnification

Executive officers and directors have the benefit of indemnification provisions in our Articles. These provisions provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s dishonesty, willful default or fraud. Additionally, we entered into indemnification agreements with our executive officers and directors which include specific protections on the indemnification of liabilities for our executive officers and directors.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Board Practices

Board Composition

Our board is of directors is composed of 10 members. Sam Darwish serves as the Chairman of our board of directors and John Ellis Bush serves as Lead Independent Director. Our Articles provide that directors are divided into three classes designated as Class I, Class II and Class III, respectively, and directors will generally be elected to serve staggered three year terms.

●	Frank Dangeard, Bryce Fort and Phuthuma Nhleko serve as Class I Directors whose current term of office shall expire at the third annual general meeting of the Company in 2024.
●	John Ellis Bush, Bashir El-Rufai and Nicholas Land serve as Class II Directors whose current term of office shall expire at the fourth annual general meeting of the Company in 2025.
●	Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari serve as Class III Directors whose current term of office shall expire at the fifth annual general meeting of the Company in 2026.

A Director whose term has expired may be reappointed in accordance with the terms of the Articles. At any annual general meeting where a resolution for the election of directors is proposed, a plurality of the votes cast shall be sufficient to elect a director. In addition, our directors may appoint any person to be a director and assign such director to a class either as a result of a casual vacancy or as an additional director. Our Articles provide that a director may be removed by special resolution of the shareholders or for “cause” (as defined therein) by notice from not less than 75% of the directors then in office. Each of our directors holds office until he or she resigns or is removed from office in accordance with our Articles.

Our board of directors has determined that seven Directors qualify as “independent” under the NYSE listing standards: John Ellis Bush, Ursula Burns, Bashir El-Rufai, Nicholas Land, Maria Carolina Lacerda, Aniko Szigetvari and Phuthuma Nhleko.

See Item 6.A. “Directors and Senior Management” for information regarding the periods during which our directors have served on the board of directors.

Foreign Private Issuer Status

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our shares are listed on the NYSE. Under the NYSE listing standards, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions.

We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards:

●	The NYSE rules require that the quorum for any meeting of the holders of shares should be sufficiently high to ensure a representative vote and give careful consideration to provisions fixing any proportion less than a majority of the outstanding shares as the quorum for shareholders’ meetings. We follow the corporate governance practice of our home country, the Cayman Islands, which permits less than a majority of the outstanding shares as the quorum for shareholders’ meetings.
●	The NYSE rules also require shareholder approval for equity compensation plans and material revisions to those plans. We follow the corporate governance practice of our home country, the Cayman Islands, which does not require shareholder approval for these matters.

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

Audit Committee

The audit committee consists of Nicholas Land, Ursula Burns and Aniko Szigetvari. Nicholas Land serves as Chair of the committee. The audit committee consists exclusively of independent Directors who are financially literate, and Nicholas Land is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Nicholas Land, Ursula Burns and Aniko Szigetvari each satisfy the “independence” requirements set forth in Rule 10A 3 under the Exchange Act, and that the simultaneous service by Ursula Burns on the audit committees of three other public companies would not impair her ability to serve on the audit committee. The audit committee is governed by a charter that complies with NYSE listing standards.

The audit committee assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements, and is responsible for, among other things:

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

Remuneration Committee

The remuneration committee consists of Aniko Szigetvari, John Ellis Bush and Bryce Fort. Aniko Szigetvari serves as Chair of the committee.

The remuneration committee assists the board in determining CEO remuneration and is responsible for, among other things:

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

Nominations and Corporate Governance Committee

The nominations and corporate governance committee consists of John Ellis Bush, Ursula Burns and Nicholas Land. John Ellis Bush serves as Chair of the committee.

The nominations and corporate governance committee assists our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles and is responsible for, among other things:

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

Health, Safety, Security and Environmental Committee

The health, safety, security and environmental committee consists of Phuthuma Nhleko, Maria Carolina Lacerda and Frank Dangeard. Phuthuma Nhleko serves as Chair of the committee.

The health, safety, security and environmental committee assists our board in its oversight and support of the implementation and effectiveness of our environmental, health and safety risk-management procedures, policies, programs and initiatives, and is responsible for, among other things:

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

Risk Management

Our board of directors is responsible for the establishment and oversight of our risk management framework. The audit committee is responsible for discussing our policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which our exposure to risk is handled. The audit committee oversees how our management monitors compliance with our risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks we face. The audit committee also oversees management of all risks, including financial and cybersecurity risks. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks.

Our board of directors is supported by various management functions that check and undertake both regular and ad hoc risk assessment reviews in compliance with established controls and procedures. The objective of the risk management process at IHS Towers is to ensure that our board of directors and management are aware of the key risks that could threaten the achievement of business objectives and that appropriate mitigation plans are in place to avoid, eliminate, or minimize the impact of such risks, should they arise. Risk assessments typically consider the potential impacts should a risk occur and the likelihood of the risk occurring, as well as the root causes of individual risks and the need for any additional controls or mitigation actions. Risks are prioritized, and risk profiles will cover a mix of external risks over which management may have little control as well as internal risks that management should be capable of mitigating.

Our internal audit process is a fundamental component of the risk management process. Its objective is to provide reasonable assurance to our board of directors and management that the controls put in place to mitigate our key risks are designed appropriately and operating effectively. A critical input into planning internal audit work is a good understanding of the risk profiles in all our markets, functions, and projects, as well as the key risks facing the company. The results of internal audit reviews are presented to the Audit Committee. The output of all internal audit work is an important input into the development of the risk assessments we perform.

To be able to appropriately respond to risks when they arise, we have in place regularly updated business continuity plans covering a wide range of risks, such as natural catastrophes, political violence or health risks to employees, that have been developed to provide management with guidance on actions that should be taken in the event an incident occurs threatening business performance.

Communications to our Board of Directors

Shareholders and other interested parties may communicate directly with our independent directors by sending a written communication in an envelope addressed to: Board of Directors (Independent Directors), c/o General Counsel, Legal Department, IHS Holding Limited, 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom.

Shareholders and other interested parties may communicate directly with the full board of directors by sending a written communication in an envelope addressed to: Board of Directors, c/o General Counsel, Legal Department, IHS Holding Limited, 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom.

Corporate Governance Guidelines

Our Board of Directors has adopted corporate governance guidelines (the “Corporate Governance Guidelines”) that serve as a flexible framework within which our Board of Directors and its committees operate. These guidelines cover a number of areas including the size and composition of our Board of Directors, director qualification standards, director responsibilities, role of the lead director, meetings of independent directors, committee responsibilities and assignments, Board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, and management succession planning.

The Corporate Governance Guidelines are publicly available under the “Governance” section of our investor relations website at http://www. https://www.ihstowers.com/investors. The information on our website is not incorporated by reference into this Annual Report.

D. Employees

As of December 31, 2022, we had 2,786 employees.

The table below sets out the number of employees, by geography, as of December 31, 2022:

As of
Geography	December 31, 2022
Nigeria	1,335
Côte d’Ivoire	154
Cameroon	150
Zambia	110
Rwanda	84
Kuwait	43
Latin America	430
South Africa	96
Egypt	24
Other	360
Total*	2,786

The table below sets out the number of employees, by category, as of December 31, 2022:

As of
Department	December 31, 2022
Finance	325
Technical	1,518
Information Technology	183
Commercial	89
Legal	95
Human resources	144
Executive	53
Other	379
Total*	2,786

As of December 31, 2022, we had engaged third-party contractors from over 1,700 suppliers, who performed various functions including in connection with site acquisition, construction, supply of equipment and spare parts, access management, security and preventative and corrective maintenance of sites, as well as power management, including the supply of diesel, for certain of our sites.

In Cameroon, we have 38 unionized employees, representing approximately 25% of our staff, while in Côte d’Ivoire, we have 41 unionized employees, who represent approximately 27% of employees. In both countries we are subject to a National Collective Agreement of Trade, however this is issued at a country level and is not specific to us as a company. We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of February 15, 2023 by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors; and
●	all of our executive officers and directors as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 15, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Ordinary shares that a person has the right to acquire within 60 days of February 15, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o IHS Holding Limited, 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of beneficial owner	Number	%
5% or Greater Shareholders
Mobile Telephone Networks (Netherlands) B.V.(1)	85,176,719	25.7%
Entities affiliated with Wendel(2)	62,975,396	19.0%
Entities affiliated with ECP(3)	39,344,652	11.9%
Korea Investment Corporation(4)	21,666,802	6.5%
Warrington Investment Pte Ltd(5)	18,055,054	5.4%
Executive Officers and Directors
Sam Darwish	13,905,235	4.2%
Mohamad Darwish	1,923,118	*
William Saad	3,793,994	1.1%
Bill Bates	7,115	*
Steve Howden	194,474	*
Ayotade Oyinlola	174,376	*
Colby Synesael	94,876	*
Mustafa Tharoo	507,516	*
David Ordman	506,725	*
Adam Walker	114,839	*
Ursula Burns	37,112	*
John Ellis Bush	50,793	*
Frank Dangeard	-	*
Bashir El-Rufai(6)	1,065,960	*
Bryce Fort	-	*
Maria Carolina Lacerda	18,556	*
Nicholas Land	37,112	*
Phuthuma Nhleko	18,556	*
Aniko Szigetvari	18,556	*
All executive officers and board members as a group (19 persons)	22,468,913	6.7%

*	Indicates beneficial ownership of less than 1% of the total issued and outstanding ordinary shares.
(1)	Based solely on a Schedule 13G filed with the SEC on February 14, 2022, MTN Group Limited, Mobile Telephone Networks Holdings Limited, MTN International (Pty) Limited, MTN International (Mauritius) Limited, MTN (Dubai) Limited, Mobile Telephone Networks (Netherlands) Cooperatieve U.A., and Mobile Telephone Networks (Netherlands) B.V. may be deemed to beneficially own and have shared voting power and shared dispositive power over 85,176,719 ordinary shares. Mobile Telephone Networks (Netherlands) B.V. is ultimately a wholly owned subsidiary of MTN Group

Limited, the parent company of each of the reporting persons named in this footnote. The address for MTN Group Limited, Mobile Telephone Networks Holdings Limited and MTN International (Pty) Limited is 216 14th Avenue, Fairland, Johannesburg, South Africa 2195. The address for MTN International (Mauritius) Limited is c/o Rogers Capital Corporate Services Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. The address for MTN (Dubai) Limited is Unit OT 08-30, OT 08-31, OT 08-32 , OT 08-33 , OT 08-34 , OT 08-35, Level 8, Central Park Offices, Dubai International Financial Centre, P O Box 506735, Dubai, United Arab Emirates. The address for Mobile Telephone Networks (Netherlands) Coöperatieve U.A. and Mobile Telephone Networks (Netherlands) B.V. is Westerdoksdijk 423, 1013 BX Amsterdam, The Netherlands.
(2)	Based solely on a Schedule 13G/A filed with the SEC on February 13, 2023, (a) Wendel SE may be deemed to beneficially own and has shared voting and dispositive power over 62,975,396 ordinary shares, and (b) Oranje-Nassau Développement S.C.A. FIAR, or OND, may be deemed to beneficially own and has shared voting and dispositive power over 62,975,396 ordinary shares. OND is managed by its general partner Wendel Luxembourg SA ( the “General Partner”). A majority vote of directors is required for any action by the General Partner, and no single director has a veto right. Each of the General Partner and its boards of directors disclaims beneficial ownership of the shares of the Company held by OND. The address for OND is 5, rue Pierre d’Aspelt L1142 Luxembourg. The address for Wendel SE is 89, rue Taitbout, Paris, France, 75009.
(3)	Based solely on a Schedule 13G/A filed with the SEC on February 14, 2023, (a) Towers Three Limited may be deemed to beneficially own and has shared voting and dispositive power over 23,057,879 ordinary shares and (b) ECP Manager LP may be deemed to beneficially own and has shared voting power over 39,304,445 ordinary shares and sole voting power and sole dispositive power over 40,207 ordinary shares. ECP Manager LP is the investment adviser of Towers Three Limited. The address for Towers Three Limited is Sanne House, Bank Street, TwentyEight Cybercity, Ebene 72201, Mauritius. The address for ECP Manager LP is 1909 K Street, NW, Suite 340 Washington, DC 20006.
(4)	Based solely on a Schedule 13G filed with the SEC on February 15, 2022, Korea Investment Corporation may be deemed to beneficially own and has sole voting power and dispositive power over 21,666,802 ordinary shares. Korea Investment Corporation is a statutory juridical corporation established under the Korea Investment Corporation Act of the Republic of Korea. The address for Korea Investment Corporation is 17F-18F State Tower Namsan, 100 Toegye-ro, Jung-gu, Seoul, 04631, South Korea.
(5)	Based solely on a Schedule 13G filed with the SEC on February 15, 2022, each of GIC Private Limited (“GIC PL”), GIC Special Investments Private Limited (“GIC SI”) and Warrington Investment Pte Ltd. (“Warrington”) may be deemed to beneficially own and have shared voting and dispositive power over 18,055,054 ordinary shares. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL. GIC PL is wholly owned by the Government of Singapore (“GoS”) and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares. The address for each of GIC PL, GIC SI and Warrington is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.
(6)	Includes 1,047,404 ordinary shares owned by African Tower Investment Limited over which Mr. El-Rufai has beneficial ownership. The address for Mr. El-Rufai is c/o IHS GCC Limited, Unit 802, Level 8, The Exchange, Dubai International Financial Centre, P.O. Box 506528, Dubai, United Arab Emirates.

As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. To our knowledge, as of February 28, 2023, we had 66,213,538 ordinary shares held by 25 US resident shareholders of record.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares, except that for so long as the number of ordinary shares held by MTN Group is greater than 20% of the total number of ordinary shares in issue, each ordinary share held by MTN Group shall entitle MTN Group to the number of votes per ordinary share calculated by dividing 20% of the total number of ordinary shares in issue by the number of ordinary shares held by MTN Group.

We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

The following is a description of related party transactions since January 1, 2022.

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

Shareholder Lock-Up

Our shareholders party to the Shareholders’ Agreement and any Locked-up Transferees, which we collectively refer to as the Locked-up Shareholders, will be prohibited from selling any shares owned directly or indirectly by them immediately prior to our IPO, or the Subject Shares, for a period of up to 30 months after October 13, 2021, or the Lock-up Period, other than as described below and subject to a number of exceptions set out in the Shareholders’ Agreement.

The Subject Shares that remain locked-up will become sellable in the following tranches:

(a)	during the period commencing on October 14, 2022 and ending on April 13, 2023, an additional 20% of the Post Greenshoe Shares, or the Block B Shares, were Unblocked, and each Locked-up Shareholder may sell its pro rata share (as calculated in accordance with the Shareholders’ Agreement) of the Block B Shares in a registered offering. As of April 14, 2023, the Block A Shares and the Block B Shares may be sold without restriction under the Shareholders’ Agreement subject to compliance with securities law;
(b)	during the period commencing on April 14, 2023 and ending on October 13, 2023, an additional 20% of the Post Greenshoe Shares, or the Block C Shares, will be Unblocked, and each Locked-up Shareholder may sell its pro rata share (as calculated in accordance with the Shareholders’ Agreement) of the Block C Shares in a registered offering. As of October 13, 2023, the Block C Shares (as well as the Block A Shares and the Block B Shares) may be sold without restriction under the Shareholders’ Agreement subject to compliance with securities law;
(c)	during the period commencing on October 14, 2023 and April 13, 2024, an additional 20% of the Post Greenshoe Shares, or the Block D Shares, will be Unblocked, and each Locked-up Shareholder may sell its pro rata share (as calculated in accordance with the Shareholders’ Agreement) of the Block D Shares (as well as the Block A Shares, the Block B Shares and the Block C Shares) without restriction under the Shareholders’ Agreement subject to compliance with securities law; and
(d)	any time after the expiry of the Lock-up Period, any remaining Subject Shares may be sold without restriction under the Shareholders’ Agreement subject to compliance with securities law.

The Shareholders’ Agreement permits a sub-committee of the Board to waive or shorten the restrictions described above.

The Locked-up Shareholders may, at any time, transfer their Subject Shares to any of their respective affiliates and certain other entities listed in the Shareholders’ Agreement. In addition, the Shareholders’ Agreement allows each Locked-up Shareholder to sell Subject Shares at any time in one or more private transactions exempt from the requirements of the Securities Act (other than Rule 144 thereunder), subject to the purchaser agreeing to be bound by the terms of the Shareholders’ Agreement applicable to such Locked-up Shareholder and subject to certain other pricing-related requirements.

Any Subject Shares held by a Locked-up Shareholder holding Subject Shares representing less than 2% of our total issued shares may be sold without restriction under the Shareholders’ Agreement subject to compliance with securities law at any time as of October 14, 2023.

Management Shareholders

As of December 31, 2022, Management Shareholders have received 17,788,184ordinary shares pursuant to the terms of the LTIP, and also have subsisting conditional rights under the LTIP over a final tranche of up to 3,558,510 ordinary shares., subject to certain financial targets being met, as further described in Item 6.B. “Director, Senior Management and Employees—Compensation — Share Incentive Plans — Long Term Incentive Plan.” Upon receipt of the underlying ordinary shares by the Management Shareholders upon the exercise of the share options, the ordinary shares will be treated as “Subject Shares” and therefore subject to the selling restrictions of the Shareholders’ Agreement described above. However, they will be excluded from the calculation of the Block A Shares, the Block B Shares, the Block C Shares and the Block D Shares. Instead, the Management Shareholders will be entitled to sell the ordinary shares received upon the exercise of the options in addition to the Block A Shares, the Block B Shares, the Block C Shares and the Block D Shares, in the manner described in the Shareholders’ Agreement.

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

“Initial Shares” refers to a number of shares equal to the sum of all of the Locked-up Shareholder’s Initial Shares held by all existing shareholders.

“Locked-up Shareholder’s Initial Shares” refers to:

(a)	in respect of any Locked-up Shareholder other than (A) MTN or (B) any Management Shareholder, the number of shares held by that Locked-up Shareholder immediately prior to our IPO less the number of shares sold by that Locked-up Shareholder in our IPO (including pursuant to the Over-Allotment Option);
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
(c)	in respect of MTN, the number of shares held by MTN immediately prior to our IPO less (A) the number of shares sold by MTN in our IPO (including pursuant to the Over-Allotment Option); and (B) the number of Additional MTN Non-Voting Shares.

“Locked-up Shareholder’s Post Greenshoe Shares” refers to:

(a)	in respect of any Locked-up Shareholder other than (A) MTN or (B) any Management Shareholder, the number of shares held by that Locked-up Shareholder immediately prior to our IPO less the number of shares sold by that Locked-up Shareholder in our IPO (including pursuant to the Over-Allotment Option);
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

The Registration Rights Agreement allows one or more Holders together holding at least 5% of the Registrable Securities (as defined in the Registration Rights Agreement) up to three demand registrations (in the aggregate) over any 12-month period. The Registration Rights Agreement allows the Holders to request registration for all or any portion of their Registrable Securities, subject to customary underwriter cutbacks and certain arrangements with the MTN Group, which we refer to as the MTN Shareholder Arrangements. The Holders representing a majority of the Registrable Securities included in such offering may select the underwriters. In addition, MTN and Wendel may jointly nominate for appointment one bookrunner. Subject to certain requirements, we may suspend a request for registration for 90 days in the aggregate up to two times in any 12-month period.

Subject to eligibility, the Registration Rights Agreement also grants one or more Holders holding, alone or in the aggregate, at least 5% of the Registrable Securities the right to require us to file a shelf registration statement on Form F-3 (or any successor form). Additionally, in the event such a shelf registration statement is effective, upon the request of (i) one or more Holders representing, individually or in the aggregate, at least 5% of the Registrable Securities or (ii) any Holder to the extent requested beginning October 13, 2023, we shall be required to undertake an underwritten takedown offering.

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

Relationship with MTN Group

One of our shareholders, MTN Group, is a related party of the MTN Customers. We have entered into MLAs separately with each of the MTN Customers in our relevant countries of operation, that expire in December 2024 and 2029 in Nigeria, March 2033 in Cameroon, April 2023 in Côte d’Ivoire, March 2024 in Zambia, April 2024 in Rwanda and April 2032 in South Africa. In addition to the MLAs, we also enter into SLAs from time to time with the MTN Customers. The MTN Customers accounted for 50%, 3%, 3%, 1%,1% and 3% of our revenue for the year ended December 31, 2022.

DAR Telecom

During the year ended December 31, 2022, DAR Telecom Consulting LLC (“DAR Telecom”) was paid $175,000 for services provided by Sam Darwish, our Chairman & Chief Executive Officer. DAR Telecom is controlled by Mr. Darwish. During the year ended December 31, 2022, we incurred costs on behalf of Mr. Darwish of $26,910 which were fully repaid by DAR Telecom.

Sublease of Office Space

During the year ended December 31, 2022, we entered into an agreement to sub-lease office space from a subsidiary company of Wendel Group. Under the sub-lease agreement, we paid rent and utilities amounting to $343,600 and paid a deposit of $195,298.

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

We did not propose or pay dividends in the year ended December 31, 2022.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ordinary shares trade on the New York Stock Exchange under the trading symbol “IHS”.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares trade on the New York Stock Exchange under the trading symbol “IHS”.

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

C. Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File 333-260317) filed with the SEC on October 18, 2021).
●	Amended and Restated Revolving Credit Agreement, dated as of June 2, 2021, among IHS Holding Limited, as borrower, Citibank, N.A., London Branch as global coordinator, Citibank, N.A., London Branch, Absa Bank Limited (acting through its Corporate and Investment Banking division), Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank Dubai International Financial Centre Branch, regulated by the Dubai Financial Services Authority, as mandated lead arrangers, Citibank Europe Plc, UK Branch, as facility agent, and the financial institutions listed therein as the original lenders (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	Amendment Letter to Amended and Restated Revolving Credit Agreement, dated as of September 29, 2021, among IHS Holding Limited, as borrower, Citibank, N.A., London Branch as global coordinator, Citibank, N.A., London Branch, Absa Bank Limited (acting through its Corporate and Investment Banking division), Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank Dubai International Financial Centre Branch, regulated by the Dubai Financial Services Authority, as mandated lead arrangers, Citibank Europe Plc, UK Branch, as facility agent, and the financial institutions listed therein as the original lenders (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	Amendment Letter dated September 14, 2022, between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement (incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-40876) furnished to the SEC on November 15, 2022 (second Form 6-K)).

●	Bridge Facility Agreement, dated August 10, 2021, among IHS Holding Limited, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank, as mandated lead arrangers, Standard Chartered Bank, as facility agent, and the financial institutions listed therein as the original lenders (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-259593) filed with the SEC on September 16, 2021).
●	Amendment Letter to Bridge Facility Agreement, dated September 29, 2021, among IHS Holding Limited, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank, as mandated lead arrangers, Standard Chartered Bank, as facility agent, and the financial institutions listed therein as the original lenders (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	Extension Request Notice and Amendment Letter, dated May 26, 2022, to Bridge Facility Agreement dated 10 August 2021 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-40876) furnished to the SEC on August 16, 2022 (second Form 6-K).
●	Amendment and Restatement Credit Agreement, dated September 29, 2021, among IHS Netherlands Holdco B.V. as holdco and guarantor, and, IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors, each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Absa Bank Limited (acting through its Corporate and Investment Banking division), Citibank, N.A., London Branch, Goldman Sachs Bank USA, J.P. Morgan Securities plc, FirstRand Bank Limited (London Branch) (acting through its Merchant Bank division) and Standard Chartered Bank, as mandated lead arrangers, Ecobank Nigeria Limited as agent and the financial institutions listed therein as the original lenders (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	Waiver Letter, dated September 6, 2022, between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Amendment and Restated Credit Agreement dated September 29, 2021 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-40876) furnished to the SEC on November 15, 2022 (second Form 6-K).
●	Term Loan Facility Agreement, dated October 28, 2022, among IHS Holding Limited, as borrower, Absa Bank Limited (acting through its Corporate and Investment Banking division), Citibank N.A. London Branch, FirstRand Bank Limited (London Bank) acting through its Rand Merchant Bank division, and Standard Chartered Bank, as bookrunner initial mandated lead arrangers, Citibank Europe plc, UK Branch, as facility agent, and the financial institutions listed therein as the original lenders (incorporated by reference to Exhibit 99.4 to Form 6-K (File No. 001-40876) furnished to the SEC on November 15, 2022 (second Form 6-K).
●	Term Loan Facility Agreement, dated January 3, 2023 among IHS Netherlands Holdco B.V. as holdco and guarantor, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Access Bank Plc, Ecobank Nigeria Limited, Rand Merchant Bank Nigeria Limited and United Bank for Africa Plc as mandated lead arrangers, Ecobank Nigeria Limited as facility agent, and the financial institutions listed therein as the lenders (incorporated by reference to Exhibit 4.7 of this Annual Report).
●	Revolving Credit Agreement, dated January 3, 2023 among IHS Netherlands Holdco B.V. as holdco and guarantor, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Access Bank Plc, Ecobank Nigeria Limited, Rand Merchant Bank Nigeria Limited and United Bank for Africa Plc as mandated lead arrangers, Ecobank Nigeria Limited as facility agent, and the financial institutions listed therein as the lenders (incorporated by reference to Exhibit 4.8 of this Annual Report).
●	Supplemental Indenture, dated as of June 17, 2021, among IHS Netherlands Holdco B.V., as issuer, IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., INT Towers Limited, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar (incorporated by reference to Exhibit 4.5 to

Amendment No. 1 to the Company’s Registration Statement on Form F 1 (File No. 333 259593) filed with the SEC on October 4, 2021).
●	Indenture, dated as of November 29, 2021, among IHS Holding Limited., as issuer, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, INT Towers Limited, Nigeria Tower Interco B.V., as guarantors, Lucid Trustee Services Limited, as Trustee, and Citibank N.A. London Branch, as Principal Paying Agent, Transfer Agent and Registrar (incorporated by reference to Exhibit 2.6 to the Company’s Annual Report on Form 20-F/A (File No. 001-40876) filed with the SEC on August 16, 2022).

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

Material Cayman Islands Tax Considerations

The following discussion is a summary of the material Cayman Islands tax considerations relating to the purchase, ownership and disposition of our ordinary shares. There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to the Company will be received free of all Cayman Islands taxes. The Company received an undertaking from the Government of the Cayman Islands to the effect that, for a period of thirty years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax to be levied on profits, income or on gains or appreciation shall apply to the Company or its operations, and in addition that no tax to be levied on profits, income gains or appreciations, or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligation of the Company; or (ii) by way of the withholding in whole or in part of any relevant payment as defined under the Cayman Islands Tax Concessions Act.

No stamp duty in the Cayman Islands is payable in respect of the issue of any ordinary shares or an instrument of transfer in respect of an ordinary share.

Material UK Tax Considerations

The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding and disposing of ordinary shares. The statements are based on current UK tax law and on the current published practice of His Majesty’s Revenue and Customs, or HMRC (which may not be binding on HMRC), as of the date of this Annual Report, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain UK tax consequences for holders of ordinary shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise) who are the absolute beneficial owners of ordinary shares and any dividends paid on them and who hold ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of ordinary shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with the Company or any member of the IHS Towers group for tax purposes, persons holding their ordinary shares as part of hedging or conversion transactions, holders of ordinary shares who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment, and holders of ordinary shares who are or have been officers or employees of the Company or a company forming part of the IHS Towers group for tax purposes. The statements do not apply to any holders of ordinary shares who either directly or indirectly hold or control 10% or more of the Company’s share capital (or class thereof), voting power or profits.

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

All dividends received by a UK resident individual holder of ordinary shares from the Company or from other sources will form part of such holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 (tax year 2022/23, expected to reduce to £1,000 from April 6, 2023 and to £500 from April 6, 2024) of taxable dividend income received by the holder of ordinary shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £2,000 (£1,000 from April 6, 2023 and £500 from April 6, 2024) dividend allowance, the first £2,000 (£1,000 from April 6, 2023 and £500 from April 6, 2024) of the dividend income will be charged at the nil rate and any excess amount will be taxed at 8.75 per cent. (tax year 2022/23) to the extent that the excess amount falls within the basic rate tax band, 33.75 per cent. (tax year 2022/23) to the extent that the excess amount falls within the higher rate tax band and 39.35 per cent. (tax year 2022/23) to the extent that the excess amount falls within the additional rate tax band.

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

The applicable tax rates for UK resident individual holders of ordinary shares realizing a gain on the disposal of ordinary shares is, broadly, 10% for basic rate taxpayers (tax year 2022/23) and 20% for higher and additional rate taxpayers (tax year 2022/23).

For UK resident corporate holders of ordinary shares, the applicable tax rate is 19% (tax year 2022/23) on realizing a gain on the disposal of ordinary shares. The main rate of UK corporation tax is expected to increase to 25% from April 1, 2023.

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

Based on the composition of the income, assets and operations of the Company and its subsidiaries, the Company does not believe that it currently is or has been a PFIC for the year ending December 31, 2022, and the Company does not expect to be a PFIC in the future. This is a factual determination, however, that can only be made annually after the close of each taxable year. In addition, the principles and methodology used in determining whether a company is a PFIC are subject to ambiguities and different interpretations. Therefore we cannot assure you that the Company will not be classified as a PFIC for the current taxable year. Furthermore, even if the Company is not a PFIC for the current year, the Company may become a PFIC in a future year depending on, for example, the operations of the Company and its subsidiaries.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Securities Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our introduction and overview of Group’s risk management are described in Note 4 to our audited consolidated financial statements, which are included elsewhere in this Annual Report

Item 12. Description of Securities Other than Equity Securities

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

A copy of our amended and restated memorandum and articles of association is filed as Exhibit 1.1 to this Annual Report. See Item 10.B. “Additional Information—Memorandum and Articles of Association.”

Use of Proceeds

On October 13, 2021, the SEC declared effective our registration statement on Form F-1 (File No. 333-259593), as amended, filed in connection with our IPO (the “Registration Statement”). As of the date of the filing of this Annual Report, all of the net proceeds have been applied to fund organic and inorganic growth and for other general corporate purposes, as described in the Registration Statement.

Item 15. Controls and Procedures

Limitations on Effectiveness of Disclosure Controls and Procedures

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation and as a result of the material weaknesses in our internal control over financial reporting described below, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level.

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

Management’s Annual Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In conducting its evaluation of the effectiveness of our internal control over financial reporting, our management, including our principal executive officer and principal financial officer, used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in “Item 4B. Business Overview” and in “Note 31. Business Combinations” to our consolidated financial statements included in this Annual Report, we completed the MTN SA Acquisition on May 31, 2022. As permitted by the rules and regulations of the SEC, management excluded from its assessment the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, $457 million and $71 million, which reflects total assets and total revenues of the MTN SA Acquisition, constituting 7% and 4%, respectively, of our consolidated financial statement amounts as of, and for the year ended, December 31, 2022. The Company is in the process of incorporating the MTN SA Acquisition into its system of internal controls over financial reporting.

Based upon that evaluation and as a result of the material weaknesses described below, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2022, our internal control over financial reporting was not effective to accomplish their objectives at the reasonable assurance level.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

In connection with the audits of our historical consolidated financial statements, we identified three material weaknesses in internal control over financial reporting. These material weaknesses, which are set out below, were previously reported in our Prospectus and our annual report on Form 20-F (as amended by our Form 20-F/A) for the year ended December 31, 2021:

●	Lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions, particularly in the areas of foreign exchange, business combinations and other complex, judgmental areas, such as goodwill impairment assessment.
●	Lack of an adequate process and procedures surrounding the accounting for the acquisition of property, plant and equipment and utilization of advance payments made to contractors for the provision and construction of property, plant and equipment impacting the timely recognition of assets and commencement of depreciation.
●	Lack of appropriate internal communication, documentation of the facts, circumstances and judgements taken by management, identified during the course of the audit for the year ended December 31, 2020, resulting in the incomplete recording of transactions related to the recognition and settlement of revenues and receivables where the amounts concerned were subject to dispute or deferred invoicing.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited, and reported on, the effectiveness of our internal control over financial reporting as of December 31, 2022, included in its opinion of the audited consolidated financial statements of IHS Holding Limited, included elsewhere in this Annual Report and incorporated by reference.

Remediation Activities

We continue to take steps to remediate these material weaknesses and have hired additional qualified accounting and financial reporting personnel and engaged external temporary resources as needed. In addition, we monitored operation of controls to prevent the future occurrence of similar issues. We have modified and implemented policies and procedures centrally to develop effective internal control through a shared service center along with improvements to controls across the finance function.

We previously disclosed that, as a result of the testing of the design and operating effectiveness of controls, we were satisfied that the previously identified control deficiency related to the accounting for foreign exchange was remediated as of December 31, 2021. While progress is being made on the other aspects of the material weaknesses historically identified, we are continuing to enhance our internal control over financial reporting and are still in the process of implementing, documenting and testing these processes, procedures and controls.

While we believe these efforts can remediate the three material weaknesses, these material weaknesses cannot be considered fully remediated until the applicable remedial controls are fully implemented, operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, as stated in their report which appears herein under Item 18. “Financial Statements”.

Changes in Internal Control over Financial Reporting

Other than as set forth above, there were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our Code of Conduct and Business Principles is available on the Investor Relations page of our website at ihstowers.com/investors. The information contained on our website is not incorporated by reference in this Annual Report.

Item 16C. Principal Accounting Fees and Services

The consolidated financial statements of IHS Holding Limited at December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, appearing in this Annual Report have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm.

The table below sets out the total amount billed to us by PricewaterhouseCoopers LLP for services performed in the years ended December 31, 2022 and 2021, and breaks down these amounts by category of service:

	2022	2021
	$’000	$’000
Audit Fees	6,672	4,857
Audit Related Fees	1,157	3,094
Tax Fees	-	201
All Other Fees	444	589
Total	8,273	8,741

Audit Fees

Audit fees for the years ended December 31, 2022 and 2021 related to the audit of our consolidated and subsidiary financial statements and other audit services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees for the years ended December 31, 2022 and 2021 related to services in connection with our IPO and interim review services provided in connection with statutory and regulatory filings or engagements.

Tax Fees

Tax fees for the years ended December 31, 2022 and 2021 related to tax compliance and tax planning services.

All Other Fees

All other fees in the years ended December 31, 2022 and 2021 related to services in connection with non-audit compliance and review work.

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

●	The NYSE rules require that the quorum for any meeting of the holders of shares should be sufficiently high to ensure a representative vote and give careful consideration to provisions fixing any proportion less than a majority of the outstanding shares as the quorum for shareholders’ meetings. We follow the corporate governance practice of our home country, the Cayman Islands, which permits less than a majority of the outstanding shares as the quorum for shareholders’ meetings.

●	The NYSE rules also require shareholder approval for equity compensation plans and material revisions to those plans. We follow the corporate governance practice of our home country, the Cayman Islands, which does not require shareholder approval for these matters.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant					*
2.1	Specimen Ordinary Share Certificate of the Registrant	F-1/A	333-259593	4.1	10/4/2021

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
2.2	Registration Rights Agreement by and between IHS Holding Limited and certain security holders of IHS Holding Limited	20-F/A	001-40876	2.2	08/16/2022
2.3	Shareholders’ Agreement by and between IHS Holding Limited and certain security holders of IHS Holding Limited	20-F/A	001-40876	2.3	08/16/2022
2.4	Indenture, dated as of September 18, 2019, among IHS Netherlands Holdco B.V., as issuer, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., INT Towers Limited, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar	F-1/A	333-259593	4.4	10/4/2021
2.5	Supplemental Indenture, dated as of June 17, 2021, among IHS Netherlands Holdco B.V., as issuer IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., INT Towers Limited, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar.	F-1/A	333-259593	4.5	10/4/2021
2.6	Indenture, dated as of November 29, 2021, among IHS Holding Limited., as issuer, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, INT Towers Limited, Nigeria Tower Interco B.V., as guarantors, Lucid Trustee Services Limited, as Trustee, and Citibank N.A. London Branch, as Principal Paying Agent, Transfer Agent and Registrar	20-F/A	001-40876	2.6	08/16/2022
2.7	Description of Securities					*
4.1†	Long Term Incentive Plan	F-1/A	333-259593	10.1	10/4/2021
4.2†	2021 Omnibus Incentive Plan	F-1/A	333-259593	10.2	10/4/2021
4.3†	Form of Non-Employee Director Restricted Stock Unit Award Agreement	S-8	333-260317	99.3	10/18/2021
4.4

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

		F-1/A	333-259593	10.3	10/04/2021

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.5

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

		F-1/A	333-259593	10.4	10/4/2021
4.6	Amendment Letter dated September 14, 2022, between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement.	6-K	001-40876	99.3	11/15/2022
4.7	Term Loan Facility Agreement, dated October 28, 2022, among IHS Holding Limited, Absa Bank Limited, Citibank N.A. London Branch, FirstRand Bank Limited (London Bank) and Standard Chartered Bank, as bookrunner initial mandated lead arrangers, Citibank Europe plc, UK Branch, as facility agent, and the financial institutions listed therein as the original lenders.	6-K	001-40876	99.4	11/15/2022
4.8

Term Loan Facility Agreement, dated January 3, 2023 among IHS Netherlands Holdco B.V. as holdco and guarantor, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Access Bank Plc, Ecobank Nigeria Limited, Rand Merchant Bank Nigeria Limited and United Bank for Africa Plc as mandated lead arrangers, Ecobank Nigeria Limited as facility agent, and the financial institutions listed therein as the lenders.

						*
4.9

Revolving Credit Agreement, dated January 3, 2023 among IHS Netherlands Holdco B.V. as holdco and guarantor, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Access Bank Plc, Ecobank Nigeria Limited, Rand Merchant Bank Nigeria Limited and United Bank for Africa Plc as mandated lead arrangers, Ecobank Nigeria Limited as facility agent, and the financial institutions listed therein as the lenders

						*
8.1	List of Subsidiaries.					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
15.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.					*
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.

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

Date: March 28, 2023

By:	/s/ Sam Darwish
Name:	Sam Darwish
Title:	Chief Executive Officer

By:	/s/ Steve Howden
Name:	Steve Howden
Title:	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IHS Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of IHS Holding Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of loss and other comprehensive income/(loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to (i) a lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions, (ii) a lack of an adequate process and procedures related to the acquisition of property, plant and equipment and the commencement of depreciation, and (iii) a failure to maintain appropriate evidence related to judgements  related to the recognition and settlement of revenues and receivables.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded the towers business acquired from MTN South Africa (“MTN SA Acquisition”) from its assessment of internal control over financial reporting as of December 31, 2022 because it was acquired by the Company in a business combination during 2022. We have also excluded the MTN SA Acquisition from our audit of internal control over financial reporting. The MTN SA Acquisition has total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting representing 7% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Revenue Recognition - Estimates of Amounts Recoverable and Unbilled

As described in notes 2.5, 3.6, 6 and 19 to the consolidated financial statements, revenue is derived from fees paid by customers for services from the colocation business and its ancillary managed services. Total revenues for the year ended December 31, 2022 were $2.0 billion and accrued revenue as of December 31, 2022 amounted to $86.2 million.  Initial recognition of revenue is estimated based on an assessment of the recoverability of revenue taking into account the Company’s contractual rights to consideration, its exposure to each customer’s credit risk and management’s practice of managing credit risk exposure through the occasional negotiation of price concessions with customers.  Only amounts expected to be recovered at the point of initial recognition are recognized in revenue, and the remainder is considered variable consideration contingent upon the receipt of funds from the customer.  The assessment of amounts expected to be recovered is closely aligned with the assumed credit risk of the customer, determined as part of the assessment of expected credit losses made in accordance with the Company’s IFRS 9 expected credit loss policy. Under this policy, management assesses the credit risk of the customer to evaluate the customer’s capacity to meet its contractual cash flow obligations. Management also estimates revenue for services provided where billing is not yet completed, including in respect of 1) tower sites coming into service, or changes in customer implemented technologies since the most recent invoicing cycle, and 2) services subject to ongoing negotiation regarding price or other contract interpretation disputes with customers, based primarily on historical experience.  Management recognises revenue upon the satisfaction of performance obligations on the basis of the expected outcome of such disputed matters.

The principal considerations for our determination that performing procedures relating to revenue recognition - estimates of amounts recoverable and unbilled is a critical audit matter are the significant judgment and estimation required by management in determining (i) the recoverability of revenue and the related estimate of variable consideration and (ii) the expected outcome of negotiations with customers regarding unbilled and disputed matters. This in turn led to a high degree of subjectivity, judgment and effort in performing procedures relating to management’s assessment of (i) the amounts expected to be recovered, including significant assumptions related to the credit risk of the customer, and (ii) the expected outcome of negotiations with customers. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified in relation to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements.  These procedures included, among others: (i) inspecting a sample of contracts to evaluate the treatment of unusual terms; (ii) testing management’s methods to estimate the variable consideration and the amount of revenue in respect of disputed matters; (iii) testing the accuracy of underlying data used in the calculation of these estimates; (iv) evaluating management’s assumption of customer credit risk and recoverability when estimating the variable consideration assigned to contracts at initial recognition; and (v) considering historical experience in collection of amounts where billing is delayed.

Goodwill Impairment

As described in notes 2.13, 2.14, 15 and 15.1 to the consolidated financial statements, goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The Company’s goodwill balance as of December 31, 2022 was $760.3 million. The Company recorded an impairment loss of $121.6 million in 2022 in the IHS Latam towers businesses group of CGUs.  To undertake the goodwill impairment review, the carrying value of the cash generating unit (CGU) or group of CGUs containing goodwill is compared to the estimated recoverable amount, which is the higher of its value in use and its fair value less costs of disposal.  An impairment loss is recognised for the amount by which the carrying value exceeds the recoverable amount.  The recoverable amount of each CGU, or group of CGUs, except for the IHS Latam tower businesses group of CGUs and the I-Systems CGU was determined based on their value in use.  The recoverable amount of the IHS Latam tower businesses group of CGUs and the I-Systems CGU was determined based on fair value less costs of disposal. The key assumptions to which these recoverable amount calculations are most sensitive are revenue growth (taking into account tenancy rates and, for the I-Systems CGU, homes connected), gross margins, terminal growth rates, weighted average cost of capital and costs of disposal.

The principal considerations for our determination that performing procedures relating to goodwill impairment is a critical audit matter are (i) the significant judgment and estimation required by management in developing the estimated recoverable amount; (ii) the high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating management’s valuation methods, calculations and significant assumptions related to revenue growth, gross margins, terminal growth rates, weighted average cost of capital, and costs of disposal; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified in relation to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) assessing management’s process for developing the estimated recoverable amounts; (ii) evaluating the appropriateness of the value in use and fair value less costs of disposal models; (iii) testing the completeness, accuracy and relevance of underlying data used in the estimate; and (iv) evaluating significant assumptions used by management related to revenue growth, gross margins, terminal growth rates, weighted average cost of capital and costs of disposal. Evaluating significant assumptions used by management involved determining whether the assumptions used by management were reasonable considering: (i) the current and past performance of the relevant CGUs; (ii) the consistency with external market data; and (iii) whether those assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in the evaluation of the weighted average cost of capital, terminal growth rate and costs of disposal assumptions within management’s models.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

March 28, 2023

We have served as the Company’s auditor since 2017.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

		2022	2021		2020
	Note	$’000	$’000		$’000

Revenue	6	1,961,299	1,579,730		1,403,149
Cost of sales	7	(1,156,892)	(907,388)		(838,423)
Administrative expenses	8	(501,175)	(336,511)		(236,112)
Reversal of loss allowance/(loss allowance) on trade receivables	8	4,446	34,031		(13,081)
Other income	9	4,676	18,509		16,412
Operating profit		312,354	388,371		331,945
Finance income	10	15,825	25,522		148,968
Finance costs	11	(872,029)	(422,034)		(633,766)
Loss before income tax		(543,850)	(8,141)		(152,853)
Income tax benefit/(expense)	12	73,453	(17,980)		(169,829)
Loss for the year		(470,397)	(26,121)		(322,682)

Loss attributable to:
Owners of the Company		(460,438)	(25,832)		(321,994)
Non-controlling interest	27	(9,959)	(289)		(688)
Loss for the year		(470,397)	(26,121)		(322,682)

Loss per share – basic	13	(1.39)	(0.09)		(1.09)
Loss per share – diluted	13	(1.39)	(0.09)		(1.09)

Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Fair value gain through other comprehensive income		—	3		—
Exchange differences on translation of foreign operations		72,510	(28,313)	*	94,411
Other comprehensive income/(loss) for the year, net of taxes		72,510	(28,310)		94,411

Total comprehensive loss for the year		(397,887)	(54,431)		(228,271)

Total comprehensive loss for the year attributable to:
Owners of the Company		(401,068)	(48,389)		(227,560)
Non-controlling interest		3,181	(6,042)	*	(711)
Total comprehensive loss for the year		(397,887)	(54,431)		(228,271)

* Re-presented to reflect the measurement period adjustments in respect of updates to the accounting for the acquisition of I-Systems Soluções de Infraestrutura S.A. in November 2021 (refer to note 31).

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2022	2021*
	Note	$’000	$’000

Non-current assets
Property, plant and equipment	14	2,075,441	1,714,261
Right of use assets	14	963,993	520,651
Goodwill	15	760,328	779,896
Other intangible assets	15	1,053,296	845,729
Fair value through other comprehensive income financial assets		10	11
Deferred income tax assets	16	78,394	11,064
Derivative financial instrument assets	18	6,121	165,100
Trade and other receivables	19	130,347	75,054
		5,067,930	4,111,766
Current assets
Inventories	17	74,216	42,021
Income tax receivable	12	1,174	128
Trade and other receivables	19	663,467	471,753
Cash and cash equivalents	20	514,078	916,488
		1,252,935	1,430,390

TOTAL ASSETS		6,320,865	5,542,156

Current liabilities
Trade and other payables	21	669,149	499,432
Provisions for other liabilities and charges	24	483	343
Derivative financial instrument liabilities	18	1,393	3,771
Income tax payable	12	70,008	68,834
Borrowings	22	438,114	207,619
Lease liabilities	23	87,240	50,560
		1,266,387	830,559
Non-current liabilities
Trade and other payables	21	1,459	312
Borrowings	22	2,906,288	2,401,471
Lease liabilities	23	517,289	325,541
Provisions for other liabilities and charges	24	84,533	71,598
Deferred income tax liabilities	16	186,261	169,119
		3,695,830	2,968,041

TOTAL LIABILITIES		4,962,217	3,798,600

Stated capital	25	5,311,953	5,223,484
Accumulated losses		(3,319,083)	(2,860,205)
Other reserves	26	(861,422)	(842,911)
Equity attributable to owners of the Company		1,131,448	1,520,368
Non-controlling interest	27	227,200	223,188
TOTAL EQUITY		1,358,648	1,743,556

TOTAL EQUITY AND LIABILITIES		6,320,865	5,542,156

* Re-presented to reflect the measurement period adjustments in respect of updates to the accounting for the acquisition of I-Systems Soluções de Infraestrutura S.A. in November 2021 (refer to note 31).

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
						Non-	Total
		Stated	Accumulated	Other	Total	controlling	Equity
		capital	losses	reserves		interest
	Note	$’000	$’000	$’000	$’000	$’000	$’000
Balance at Jan 1, 2020		4,530,870	(2,513,396)	(587,155)	1,430,319	—	1,430,319
NCI arising on business combination	27	—	—	—	—	14,927	14,927
Share-based payment expense	26	—	—	7,216	7,216	—	7,216
Total transactions with owners of the Company		—	—	7,216	7,216	14,927	22,143

Loss for the year		—	(321,994)	—	(321,994)	(688)	(322,682)
Other comprehensive income/(loss)		—	—	94,434	94,434	(23)	94,411
Total comprehensive (loss)/income		—	(321,994)	94,434	(227,560)	(711)	(228,271)

Balance at Dec 31, 2020		4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191

Balance at Jan 1, 2021		4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191
NCI arising on business combination	27	—	—	—	—	215,014	215,014
Issue of shares net of transaction costs		349,846	—	—	349,846	—	349,846
Options converted to shares		342,768	—	(342,768)	—	—	—
Share-based payment expense	26	—	—	13,003	13,003	—	13,003
Other reclassifications related to share based payment		—	1,017	(5,084)	(4,067)	—	(4,067)
Total transactions with owners of the Company		692,614	1,017	(334,849)	358,782	215,014	573,796

Loss for the year		—	(25,832)	—	(25,832)	(289)	(26,121)
Other comprehensive loss		—	—	(22,557)	(22,557)	(5,753)	(28,310)
Total comprehensive loss		—	(25,832)	(22,557)	(48,389)	(6,042)	(54,431)

Balance at Dec 31, 2021		5,223,484	(2,860,205)	(842,911)	1,520,368	223,188	1,743,556

Balance at Jan 1, 2022		5,223,484	(2,860,205)	(842,911)	1,520,368	223,188	1,743,556
NCI arising on business combination	27	—	—		—	831	831
Options converted to shares		88,469	—	(88,469)	—	—	—
Share-based payment expense	26	—	—	13,423	13,423	—	13,423
Other reclassifications related to share based payment		—	1,560	(2,835)	(1,275)	—	(1,275)
Total transactions with owners of the Company		88,469	1,560	(77,881)	12,148	831	12,979

Loss for the year		—	(460,438)	—	(460,438)	(9,959)	(470,397)
Other comprehensive loss		—	—	59,370	59,370	13,140	72,510
Total comprehensive loss		—	(460,438)	59,370	(401,068)	3,181	(397,887)

Balance at Dec 31, 2022		5,311,953	(3,319,083)	(861,422)	1,131,448	227,200	1,358,648

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

CONSOLIDATED STATEMENT OF CASH FLOWS

		2022	2021	2020
	Note	$’000	$’000	$’000
Cash flows from operating activities
Cash from operations	29	966,874	788,073	656,699
Income taxes paid	12	(51,245)	(29,147)	(14,540)
Payment for rent		(7,983)	(8,506)	(6,838)
Payment for tower and tower equipment decommissioning	24	(343)	(231)	(65)
Net cash generated from operating activities		907,303	750,189	635,256

Cash flows from investing activities
Purchase of property, plant and equipment		(378,521)	(238,145)	(94,800)
Payment in advance for property, plant and equipment		(165,154)	(159,276)	(131,935)
Purchase of software and licenses		(15,695)	(5,054)	(2,464)
Consideration paid on business combinations, net of cash acquired	31	(735,740)	(401,039)	(542,905)
Proceeds from disposal of property, plant and equipment		1,826	4,742	2,227
Insurance claims received		2,100	16,672	6,264
Interest income received	10	15,170	7,798	5,101
Deposit of short term deposits		(512,105)	(103,647)	—
Refund of short term deposits		270,831	—	—
Net cash used in investing activities		(1,517,288)	(877,949)	(758,512)

Cash flows from financing activities
Capital raised	25	—	378,000	—
Transactions with non-controlling interest		11	—	—
Cost of capital raised		—	(28,154)	—
Bank loans and bond proceeds received (net of transaction costs)	22	1,263,272	1,076,063	232,219
Bank loans and bonds repaid	22	(506,504)	(653,504)	(99,903)
Fees on loans and derivative instruments		(19,911)	(20,426)	(9,403)
Interest paid	22	(234,567)	(168,285)	(167,938)
Costs paid on early loan settlement	11	—	(18,171)	—
Payment for the principal of lease liabilities	23	(76,629)	(63,324)	(39,153)
Interest paid for lease liabilities	23	(36,178)	(32,923)	(19,239)
Initial margin received on non-deliverable forwards		12,854	36,714	5,066
Initial margin deposited on non-deliverable forwards		—	(19,436)	(33,846)
Premium paid on interest rate cap instruments		(910)	—	—
(Losses settled)/profits received on non-deliverable forwards		(3,197)	37,711	4,061
Net cash generated from/(used in) financing activities		398,241	524,265	(128,136)

Net (decrease)/increase in cash and cash equivalents		(211,744)	396,505	(251,392)
Cash and cash equivalents at beginning of year		916,488	585,416	898,802
Effect of movements in exchange rates on cash		(190,666)	(65,433)	(61,994)
Cash and cash equivalents at end of year	20	514,078	916,488	585,416

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.General information

These consolidated financial statements are the financial statements of IHS Holding Limited (‘the Company’) and its subsidiaries (together hereafter referred to as ‘the Group’ or ‘IHS’). IHS Holding Limited is incorporated in the Cayman Islands under the Companies Act (as amended) as an exempted company with limited liability. The Company is domiciled in the Cayman Islands and the address of its registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

IHS is principally involved in providing infrastructure for the telecommunications industry. The consolidated financial statements are presented in US Dollars ($) and all values are rounded to the nearest thousands, except where otherwise indicated.

These consolidated financial statements have been authorized for issue on March 27, 2023 by the Board of Directors.

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

2.1.1Changes in accounting policies and disclosures

(a)New standards, amendments and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for its annual reporting period commencing January 1, 2022:

●Annual Improvements to IFRS: 2018-2020 Cycle
●Conceptual Framework for Financial Reporting (Amendments to IFRS 3)
●Onerous contracts – Cost of Fulfilling a Contract – Amendments to IAS 37
●Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

The amendments to standards listed above did not have any material impact on the Group’s financial statements.

(b)New standards, amendments and interpretations not yet adopted by the Group

Certain new accounting standards, interpretations and amendments have been published that are not effective for December 31, 2022 reporting period and have not been early adopted by the Group. They are:

●IFRS 17 Insurance Contracts
●Classification of Liabilities as Current or Noncurrent – Amendments to IAS 1
●Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
●Definition of Accounting Estimates – Amendments to IAS 8

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

●Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
●Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28
●Lease Liability in a Sale and Leaseback Amendments to IFRS 16
●Non-current Liabilities with Covenants Amendments to IAS 1

The Company is in the process of analysing the impact of the amendments to IAS 12 which are expected to impact the gross values of deferred tax assets and deferred tax liabilities disclosed in the notes to the financial statements with no material impact on the net assets of the Group. Other than this, none of the above amendments to standards are expected to have a material effect on the Group’s financial statements.

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

(b)Business Combinations

For acquisitions that meet the definition of a business combination, the Group applies the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. Any excess of the purchase price paid by the Group over the amounts recognized for assets acquired and liabilities assumed is recorded as goodwill and any acquisition related costs are expensed as incurred. The Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

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

Where the group acquires a portfolio of tower assets and associated revenue contracts judgement is required in the determining whether the transaction meets the definition of a business combination.  The Group makes this judgement on a case by case basis taking into account the specific facts and circumstances of each transaction including the substance of other elements of the transactions such as transferred systems, processes, workforce and novated supplier contracts.

The Group has considered whether any of its business combinations represent a sale and leaseback transaction from a lessor perspective. It has been determined that since the space on towers and associated assets are able to be leased to multiple tenants without restriction, that no such arrangement of the entire tower site portfolio acquired exists.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

2.3Segment reporting

Operating segments are components of IHS’ business activities about which separate financial statements are available and reported internally to the chief operating decision maker. The Group’s Executive Committee has been identified as the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

The Group’s Executive Committee currently consists of the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”), the General Counsel, the IHS Nigeria CEO, the Chief Strategy Officer, the Chief Human Resource Officer and the Executive Vice President of Communications.

Where operating segments share similar characteristics, they have been aggregated into reportable segments, of which the Group has identified four: Nigeria, Sub Saharan Africa (“SSA”), Middle East and North Africa (“MENA”) and Latin America (“Latam”).

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

(c)Transactions and balances

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of income and other comprehensive income within “finance income” or “finance cost.” Foreign exchange gains and losses that relate to other monetary items are presented in the statement of income and other comprehensive income within “cost of sales,” “administrative expense” and “other income” as appropriate.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

The NAFEX rate was between 416.00 and 461.50 during 2022 (2021: 394.13 and 435, 2020: 363.2 and 410.25) and at December 31, 2022 was 461.506 (December 31,2021: 435.00, December 31, 2020: 410.25). Both years experienced a spike in the month of December of that year, with the average rate for December 2022 being 451.01 (2021: 415.6, 2020: 394.3). Refer to note 3 for further information on foreign exchange rate assessment.

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

The colocation business involves the lease of space on IHS owned and leased towers and our fixed copper and fibre network infrastructure, which are shared by various operators and data service providers. Revenue is generated on towers either from anchor tenants (original tenants on towers) or colocation tenants (subsequent tenants) when they install equipment on towers and on cable and fibre networks from tenants when they use the fixed network infrastructure to provide connectivity to/from towers or to provide broadband services to their customers. A portion of colocation arrangements for the rental of space on the towers, other assets on tower sites on which the use of space is dependent and the use of fixed copper and fibre network infrastructure dedicated to an individual customer is within the scope of IFRS 16 Leases. A portion of colocation arrangements for the provision of services, energy charges and use of shared fixed copper and fibre network infrastructure is within the scope of IFRS 15 ‘Revenue from contracts with customers’ as a provision of service. The Group also offers ancillary services to manage tenant operations of existing customers on a limited basis. Revenue from such managed services is within the scope of IFRS 15 ‘Revenue from contracts with customers’.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

Revenue is typically invoiced quarterly in advance except where a deferral of invoicing has been agreed with a customer such as where there is an ongoing dispute over pricing in which case revenue is recognized upon satisfaction of performance obligations on the basis of the expected outcome of such disputes. Customer contracts typically require payment within 30 to 60 days.

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

On initial recognition of revenue, the Group assesses the recoverability of revenue taking into account our contractual rights and obligations to consideration, our exposure to our customer’s credit risk and our practice of managing credit risk exposure through the occasional negotiation of price concessions with customers and recognizes the revenue, in respect of satisfied performance obligations, which is expected to be recovered. Recognition of amount not expected to be recovered is considered variable consideration and is contingent upon the receipt of funds from the customer (see note 3.6). The assessment of amounts expected to be recovered are closely aligned with the assumed credit risk of the customer, determined as part of the assessment of expected credit losses made in accordance with the Group’s IFRS 9 expected credit loss policy as described in note 2.16.4.

(b)Colocation services revenue for which the Group is a lessor

The portion of colocation revenue, for which IHS is the lessor, is treated as a lease. Contracts are assessed at inception to determine whether this element of the colocation services are finance or operating leases. At present all arrangements are

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

assessed to be operating leases with revenue including fixed escalation clauses present in non-cancellable lease agreements recognized on a straight line basis over the current lease term of the related lease agreements, when collectability is reasonably assured. The duration of these lease arrangements is typically between 5 and 10 years. Escalation clauses tied to the Consumer Price Index (“CPI”) or other inflation based indices, are excluded from the straight line calculation, however, any fixed increases are included.

Revenue is recognized in the accounting period in which the rental income is earned and services are rendered. Amounts billed or received for services prior to being earned are deferred and reflected in deferred revenue until the criteria for recognition have been met.

(c)Managed services revenue

Revenue from managed services contracts with customers is recognized when the services are delivered at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services.

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

For existing contracts in making the evaluation, management assessed that the $ is a commonly used currency in the local operation, and that the reset interval is sufficiently frequent to approximate the local currency spot exchange rate given economic conditions at that time. Management also considers whether, at the time of inception or material modification, contract rates reference a liquid market exchange rate. If reference rates are assessed as liquid the embedded derivative is assessed as closely related and no accounting bifurcation is made.

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

Upon initial recognition of a revenue embedded derivative asset or liability, the Group recognizes a contract liability or asset, respectively. The contract liability or asset is released to revenue over the shorter of the term of the contract or the term over which the conditions that result in the embedded derivative expire. The release to revenue is recognized on the same basis that those contractual conditions materialize, to match the release of the contract liability or asset to the recognition of revenue from the underlying contract.

2.7Leases

The Group is a lessee of various assets, comprising land and building, towers, equipment and motor vehicles. The determination whether an arrangement is, or contains, a lease is based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

2.8Cost of sales

Cost of sales is mainly comprised of power generation costs, depreciation, tower repairs and maintenance costs, operational staff and costs and site rental costs.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

Freehold land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Towers and tower equipment Base station towers (including civil costs and overheads)
• Base station equipment (including civil costs and overheads)	10-20 years
• Base station equipment (other equipment)	15 years
• Base station equipment (rectifier and solar power)	10 years
• Base station equipment (alarm and battery)	3-5 years
• Base station equipment (generator & generator overhaul)	1-3 years
• Base station equipment (base transmission equipment)	8-10 years
Fiber assets
• Fixed line network equipment (including civil works, duct system, cable system and survey costs)	25 years
• Outdoor cabinet	10 years
Land and buildings, furniture and office equipment, and motor vehicles
• Office complex	40 years
• Furniture and office equipment	3 years
• Motor vehicles	4 years

Asset residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period. Where an indication of impairment exists, an asset’s carrying amount is written down immediately to its recoverable amount if the

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

(a)Network and customer related intangible assets

Network related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer related intangible assets represent customer contracts and relationships. Network and customer-related intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Network and customer-related intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of network and customer related intangible assets over their estimated useful lives of 14-34 years (2021: 14-26 years, 2020: 14-20 years) and 5-41 years (2021: 5-37 years, 2020: 5-30 years) respectively. The remaining amortization period for network and customer related assets are between 4-33 years (2021: 5-26 years, 2020: 6-26 years) and 20-40 years (2021: 21-36 years, 2020: 1-27 years) respectively.

(b)Licenses

Separately acquired licenses are shown at historical cost. Licenses acquired in a business combination are recognized at fair value at the acquisition date. Licenses have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives of 3-15 years (2021: 3-15 years, 2020: 3-15 years).

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

A day one gain or loss on intercompany loans at a non-market interest rate is included in investments.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

The Group has analyzed the 2027 Notes issued in September 2019 along with the 2026 and 2028 notes issued in November 2021 and has identified free standing call and put options embedded in the listed bonds that required separate valuation.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

In prior periods, and up to the 10 July 2019, the share-based compensation plans operated by the Group were classified and accounted for as cash-settled instruments. Options were measured at their fair value (at the date of grant) and the fair value was recognized as an expense in profit or loss with a corresponding liability recognized. Cash settled share-based payment liabilities were remeasured at the end of each reporting period up to the date of settlement, with any changes in fair value recognized in profit or loss. At the end of each reporting period and up to 10 July 2019, the Group revised its estimates of the number of options that were expected to vest based on the non-market vesting conditions and service conditions and recognized the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to liability. Refer to note 28 for further information.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2021.

(a)Key accounting judgements

3.1Going Concern—Russia and Ukraine conflict

The Russia and Ukraine conflict has impacted global diesel prices as well as the supply chain for raw materials such as steel and for equipment, including batteries. In addition, the conflict has also impacted global financial markets leading to higher interest rates and inflation. The Group has no direct operations in Ukraine or trading with sanctioned individuals and companies.

The below table outlines Management’s assessment of and response to the main risks arising from the current uncertain situation regarding the Russia and Ukraine conflict. These risks inherently impact the significant judgements and estimates made by management.

	Assessment	Risk discussion and response
Revenue and profitability	• Limited impact on revenue collections thus far. • Customers continue to perform, and we have not experienced significant deterioration in payments.

•

The Group has long-term revenue contracts with its customers amounting to $13.3 billion in contracted revenue.

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

•

The Group has continued to invest in capital expenditure which supports revenue growth. The Group will continue to invest in capital expenditure relating to revenue growth during 2023.

Liquidity	• Sufficient liquidity is available. • No current impact on going concern.

•

The Group has cash and cash equivalents of $514 million as at December 31, 2022.

•

Management has assessed current cash reserves and the availability of undrawn facilities and continues to monitor available liquidity in the context of ongoing operational requirements and planned capital expenditure.

•

In the context of current commitments and available liquidity, management believes that the going concern assumption remains appropriate.

•

All of the Group’s operations are cash generative.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

	Assessment	Risk discussion and response
Access to USD	• Moderate risk due to decreased availability.	• While there has been a reduction in US Dollar liquidity in the Nigerian market, we were still able to source US Dollars locally to fund our semi-annual coupons during the year.
Internal controls	• Minimal impact to date.	• Our IT team monitors the increased risk of fraud, data or security breaches, loss of data and the potential for other cyber-related attacks and utilises security measures to mitigate such risks.
Supply chain	• Moderate risk due to delays.

•

The Group works closely with suppliers and contractors to ensure availability of supplies on site, especially diesel supplies which are critical to many of our operations.

•

Regular maintenance of our towers continues while observing strict safety guidelines for our employees and our suppliers and contractors.

Due to the uncertainty of the Russia and Ukraine conflict we will continue to assess the situation. As part of their regular assessment of the Group’s liquidity and financing position, the Directors have prepared detailed forecasts for a period which extends beyond 12 months after the date of approval of these financial statements. In assessing the forecasts, the Directors have considered:

●	the current economic conditions in the operating markets and how that impacts trading;
●	the impact of macroeconomic factors, particularly interest rates and foreign exchange rates;
●	the status of the Group’s financial arrangements (see also note 19);
●	mitigating actions available should business activities fall behind current expectations; and
●	additional sensitivity analysis under a stressed scenario to assess the impact of a severe but plausible downside case.

Whilst inherently uncertain, and we expect some impact to our operations and performance, we currently do not believe that the Russia and Ukraine conflict will directly have a material adverse effect on our financial condition or liquidity for the foreseeable future. Having carefully considered this and the other factors noted above, the Directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for at least 12 months from the date of issuance of these financial statements and to operate within the covenant levels of its current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

The Group has the option under some of its leases to lease the assets for additional periods of up to 10 years. The Group applies judgement in evaluating whether it has a unilateral option to renew the lease for a further period or is otherwise provided that option under the laws governing the lease agreement and is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal or for the landlord to accept a renewal, including the nature of the underlying asset, the availability of a similar asset in a similar location, and the expected business impact or relocating its towers. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its intention or ability to exercise (or not to exercise) the option to renew.

(b)Key accounting estimates

3.4Impairment of non-financial assets

The Group assesses its non-financial assets including property, plant and equipment, goodwill, and other intangible assets for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at the end of every reporting period.  Such indicators include changes in the Group’s business plans, changes in diesel prices, evidence of physical damage and technological changes and impacts of obsolescence.  If there are rapid changes in technology of the existing communications infrastructure, the Group may need to recognize significant impairment charges.

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

The assessment for impairment entails comparing the carrying value of the cash generating unit, or group of cash generating units, with its recoverable amount, that is, the higher of the value in use and the fair value less costs of disposal. Value in use is determined on the basis of discounted estimated future net cash flows. Fair value less costs of disposal is determined on the basis of the income approach, discounting estimated future net cash flows that reflects current market expectations. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future revenue (taking into account tenancy rates for tower businesses and homes passed and homes connected for the fiber business), and the direct effect these have on gross profit margins in the initial five-year forecast period, discount rates, terminal growth rates and cost related to the disposal of a business.

In determining value in use the Group makes estimates and assumptions concerning the future. The assumptions adopted in the computation of the value in use are considered reasonable to the circumstance of each CGU. The resulting accounting estimates will, by definition, seldom equal the related actual results. Such estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Refer to the sensitivity analysis in note 15.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

3.5Regulatory accruals

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

The Group recognizes an accrual for unbilled regulatory costs based on management estimates of the rates per permit/approval type, periods for which permits/approvals potentially relate and the probability of charges being raised resulting in a cash outflow. The most significant accrual relates to the Group’s operations in Nigeria, where the amount accrued is $29.4 million (2021: $31.9 million, 2020: $28.3 million). The accrual is based both on permits where rates are known amounts and those where amounts are based on management estimates including:

●	the assumed percentage of maximum “claimed” liability related to “ad hoc” state level claims;
●	the assumption that the risk related to potentially unpaid “regular” claims reduces over time and is accrued at 100% but reduced to 0% for balance over a certain number of years; and
●	assumptions regarding the risk of liabilities arising in respect of one-off site development related charges in respect of sites acquired by the group.

A 10 percentage point change in management’s estimate of the amount of the potential liability that, subject to these estimates, will eventually be demanded and paid to the relevant authorities would alter the accrual at December 31, 2022 by approximately $2.9 million (2021: $3.2 million, 2020: $2.9 million). Management has only considered items in the sensitivity analysis that are subject to management’s rates estimate in the total amount accrued.

3.6Revenue recognition

(a)Variable consideration

Initial recognition of revenue is estimated based on an assessment of the recoverability of revenue taking into account our contractual rights to consideration, our exposure to our customer’s credit risk and our practice of managing credit risk exposure through the occasional negotiation of price concessions with customers. Only amounts expected to be recovered at the point of initial recognition are recognized in revenue, and the remainder is considered variable consideration (see note 2.5(a)). Recognition of amounts not expected to be recovered is contingent upon the receipt of funds from the customer. The assessment of the amounts expected to be recovered is closely aligned with the assumed credit risk of the customer, determined as part of the assessment of expected credit losses made in accordance with the Group’s IFRS 9 expected credit loss policy as described in note 2.16.4.

A 10-percentage point change in management’s estimate of the amount of variable consideration that will eventually be received would alter revenue recognized by approximately $17.4 million (2021: $16.8 million, 2020: $14.2 million).

(b)Delayed invoicing

Revenue also includes estimates for services provided where billing is not completed, including in respect of (1) tower sites coming into service, or changes in customer implemented technologies since the most recent invoicing cycle and (2) services subject to ongoing negotiation regarding price or other contract interpretation disputes with customers. For each of these scenarios, revenue is accrued based on management’ expectation of the final billable amounts based primarily on historical experience.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

A 20-percentage point change in management’s estimate of the amount of accrued revenue, subject to these delayed billing estimates would alter revenue recognized by approximately $4.4 million (2021: $5.0 million, 2020: $3.3 million).

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

●	Non-deliverable forwards (NDFs) — The calculation of an NDF fair value is based on the difference between the contracted exchange rate and the anticipated spot exchange rate at the relevant period. The rate applied to represent the anticipated spot exchange rate requires judgement given the limited market liquidity in Nigeria. The Group has determined that the spot NAFEX exchange rate obtained from FMDQ OTC securities exchange is the most appropriate rate. The gain or loss at the settlement date is calculated by taking the difference between the agreed upon contract exchange rate (NGN/USD) and the spot rate at the time of settlement, for an agreed upon notional amount of funds.
●	Embedded options within listed bonds — The bonds issued by IHS Netherlands Holdco B.V. in September 2019 and the bonds issued by IHS Holding Limited in November 2021 have embedded options which allow early redemption at the option of the issuer and holder upon the occurrence of specified events. These are accounted for as derivatives at fair value through profit or loss.
●	Embedded derivatives within revenue contracts — The embedded derivatives within revenue contracts represent the fair value of the US$ linked components of the Group’s revenue contracts with customers, where such US$ linked components are translated to local currency at the time of billing using a fixed, pre-determined exchange rate or an exchange rate which is not referenced to a liquid market exchange rate. These are accounted for as derivatives at fair value through profit or loss.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

		Effect on	Effect on	Effect on	Effect on	Effect on	Effect on
	Effect on	Rwandan	Nigerian	Zambian	South Africa	Brazilian	Kuwaiti
	Euro	Franc	Naira	Kwacha	Rand	Real	Dinar
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2022
Rate of change	7%	7%	7%	7%	7%	7%	7%
Effect of US Dollar weakening on loss	(13,153)	(4,402)	(165,880)	(15,528)	(2,809)	(18,898)	(648)
Effect of US Dollar strengthening on loss	13,153	4,402	165,880	15,528	2,809	18,898	648

2021
Rate of change	5%	5%	5%	5%	n/a	5%	5%
Effect of US Dollar weakening on loss	(15,726)	(3,284)	(106,595)	(11,078)	—	(15,502)	(424)
Effect of US Dollar strengthening on loss	15,726	3,284	106,595	11,078	—	15,502	424

2020
Rate of change	5%	5%	5%	5%	n/a	5%	5%
Effect of US Dollar weakening on loss	(18,652)	(3,522)	(114,799)	(10,808)	—	(14,302)	(250)
Effect of US Dollar strengthening on loss	18,652	3,522	114,799	10,808	—	14,302	250

This analysis excludes the natural hedging arising from contracts with customers in the Nigeria, Zambia and Rwanda operations, which are either wholly or partly linked to the US Dollar exchange rate. It is, however, impracticable to

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

The Group is exposed to foreign exchange exposure that arises on intercompany loans denominated in US Dollars and Euro at a subsidiary level as a result of loan revaluations in local functional currency at period ends. The balances, as translated into US$, of the foreign denominated intercompany loans in the local books of the subsidiaries are:

	Nigerian	Rwandan	Zambian	South African	Brazilian	Kuwaiti
	Naira	Franc	Kwacha	Rand	Real	Dinar	US Dollar
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2022
US Dollar loan	2,172,230	62,886	127,235	40,132	269,976	9,261	—
Euro loan	—	—	—	—	—	—	244,194

2021
US Dollar loan	2,037,580	65,679	128,084	—	310,047	8,476	—
Euro loan	—	—	—	—	—	—	290,346

The summary of quantitative data about the Group’s exposure to foreign exchange risk (balances excluding inter-company balances, and in currencies other than the local functional currency) is as follows:

	2022	2021
	$’000	$’000

Trade receivables	7,356	36,629
Cash and cash equivalents	45,234	43,928
Trade payables	(69,480)	(28,707)
Borrowings	(306,291)	(211,961)
Net exposure	(323,181)	(160,111)

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

The table below shows the impact on the Group’s post tax loss if the interest rates increased or decreased by 1% (2021: 1%, 2020: 1%).

	2022	2021	2020
	$'000	$'000	$'000

Effect of 1% (2021 and 2020: 1%) increase on post tax loss	6,345	6,343	5,850
Effect of 1% (2021 and 2020: 1%) decrease on post tax loss	(6,846)	(6,079)	(6,035)

(c)Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was:

	2022	2021
	$’000	$'000

Other receivables (note 19)	387,019	201,759
Derivative financial instrument assets (note 18)	6,121	165,100
Trade receivables (net) (note 19)	211,025	222,789
Cash and cash equivalents (note 20)	514,078	916,488
	1,118,243	1,506,136

No impairment allowance is recorded at December 31, 2022 in respect of cash and cash equivalents and other receivables (2021:nil). Derivative financial instruments are carried at fair value through profit or loss. Any fair value gains or losses are recognized in profit or loss during the period.

Credit ratings

The Group works with approved banks and financial institutions which it believes are financially sound, including by reference to their external ratings.

The credit ratings of the Group’s other receivables at December 31, 2022 and 2021 are based on publicly reported Fitch ratings:

	2022	2021
	$’000	$'000
Other receivables
AAA	27,820	—
A	63	—
B	335,600	145,300
B-	—	7,418
BB-	—	6,665
Not rated	23,536	42,376
	387,019	201,759

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

markets while second tier customers are the customers that contributed 20% and below of total revenue and typically represent ISPs or mobile operators with smaller or regional network footprints.

	Internal Credit rating
2022	First tier	Second tier	Total
	$'000	$'000	$'000

Accrued Revenue	84,975	156	85,131
Not due	58,169	3,128	61,297
0-30 days	22,581	2,267	24,848
31-60 days	11,233	3,269	14,502
61-90 days	4,411	3,902	8,313
Over 90 days	11,748	30,551	42,299
Gross trade receivables	193,117	43,273	236,390
Impairment allowance	(2,597)	(22,768)	(25,365)
Net trade receivables	190,520	20,505	211,025

	Internal Credit rating
2021	First tier	Second tier	Total
	$'000	$'000	$'000

Accrued Revenue	102,931	438	103,369
Not due	37,238	2,712	39,950
0-30 days	15,113	1,419	16,532
31-60 days	25,585	2,824	28,409
61-90 days	8,024	1,964	9,988
Over 90 days*	28,941	26,663	55,604
Gross trade receivables	217,832	36,020	253,852
Impairment allowance*	(6,682)	(24,381)	(31,063)
Net trade receivables	211,150	11,639	222,789

* Amount has been re-presented to reflect a trade receivables reclassification to align with 2022 disclosure.

Over the term of trade receivables, the Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis on a customer by customer basis. In calculating the expected credit loss for each customer, the Group considers historical loss rates, available information on the customer’s financial position and adjusts for forward looking macroeconomic data.

Impairment allowances, derived in accordance with the policy described in note 2.16.4, predominantly relate to provisions representing a significant proportion of the aged balances due from a small number of customers with poor payment history.

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2022	2021	2020
	$'000	$'000	$'000

Opening balance	31,063	133,800	133,889
(Decrease)/increase in impairment provision	(4,446)	(34,031)	13,081
Written-off during the year	(312)	(67,053)	(2,106)
Foreign exchange	(940)	(1,653)	(11,064)
	25,365	31,063	133,800

(d)Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has a clear focus on ensuring sufficient access to capital to finance growth and to refinance maturing debt obligations. As part of the liquidity management process, the Group has various credit arrangements with some banks which can be utilized to meet its liquidity requirements. At the end of the reporting period, the Group had $3.1 billion (2021: $2.7 billion, 2020: $2.3 billion) utilized of $3.7 billion (2021: $3.5 billion, 2020: $2.6 billion) credit facilities with its financiers.

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

	Within 1 year	2 - 3 years	4 - 5 years	Over 5 years	Total
	$'000	$'000	$'000	$'000	$'000
2022
Trade payables (note 21)	442,959	—	—	—	442,959
Other payables (note 21)	88,676	1,459	—	—	90,135
Payroll and other related statutory liabilities (note 21)	45,331	—	—	—	45,331
Lease liabilities (note 23)	92,417	179,930	168,231	667,954	1,108,532
Bank and bond borrowings	649,110	1,051,663	1,922,606	753,813	4,377,192
	1,318,493	1,233,052	2,090,837	1,421,767	6,064,149
2021
Trade payables (note 21)	342,841	—	—	—	342,841
Other payables (note 21)	78,193	312	—	—	78,505
Payroll and other related statutory liabilities (note 21)	53,446	—	—	—	53,446
Lease liabilities (note 23)	54,303	106,015	99,573	440,986	700,877
Bank and bond borrowings	363,345	657,292	1,008,212	1,515,659	3,544,508
	892,128	763,619	1,107,785	1,956,645	4,720,177

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

The Group monitors capital on the basis of the leverage ratio to optimize market pricing, such that Net Debt (loan principal outstanding less cash and cash equivalents) to Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (Adjusted EBITDA) would be within a long term target leverage of 3.0x and 4.0x (2021: 3.0x and 4.0x, 2020: 3.0x and 4.0x), subject to various factors such as the availability and cost of capital and the potential long term return on our discretionary investments. We may fall outside of the target range in the shorter term to accommodate acquisitions or other restructurings.

Segment Adjusted EBITDA as defined by the Group is profit/(loss) for the period before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, reversal of provision for decommissioning costs, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, provisions for bad or doubtful debts related to one Key Customer as a result of its

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

restructuring, listing costs and certain other items that management believes are not indicative of the core performance of its business.

The Group’s net leverage ratios are shown in the table below:

	2022	2021
	$’000	$'000

Bank and bond borrowings (note 22)	3,344,402	2,609,090
Lease liabilities (note 23)	604,529	376,101
Less: Cash and cash equivalents (note 20)	(514,078)	(916,488)
Net debt	3,434,853	2,068,703

Segment Adjusted EBITDA	1,031,386	926,396
Management net leverage ratio	3.3x	2.2x

Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s financial instruments that are measured at fair value at December 31, 2022 and 2021.

	Level 1	Level 2	Level 3	Total
2022	$'000	$'000	$'000	$'000

Fair value through other comprehensive income financial assets	10	—	—	10
Interest rate caps (note 18)	—	821	—	821
Embedded options within listed bonds (note 18)	—	5,300	—	5,300
Foreign exchange swaps (note 18)	—	(1,393)	—	(1,393)
	10	4,728	—	4,738

	Level 1	Level 2	Level 3	Total
2021	$'000	$'000	$'000	$'000

Fair value through other comprehensive income financial assets	11	—	—	11
Embedded options within listed bonds (note 18)	—	165,100	—	165,100
Non-deliverable forwards (NDF/NDS) (note 18)	—	(3,771)	—	(3,771)
	11	161,329	—	161,340

As at the end of the reporting period, the Group has level 1 and level 2 financial instruments.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

Financial instruments in level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Instruments included in level 2 comprise primarily of Non deliverable forwards (NDF), foreign exchange swaps and options embedded in the bonds. Their fair values are determined based on mark to market values provided by the counterparty financial institutions or valuation techniques using observable market data.

Financial instruments in level 3

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques are not based on observable market data and rely on entity or market specific estimates. If all significant inputs required to fair value an instrument are not observable, the instrument is included in level 3. There were no level 3 financial instruments at December 31, 2022 and December 31, 2021.

Reconciliation of Level 3 fair value measurements of financial instruments

	2022	2021
	$'000	$'000
Opening balance at January 1	—	7,285
Recognition of embedded derivatives within revenue contracts	—	—
Change in fair value	—	(7,231)
Foreign exchange translation impact	—	(54)
Closing balance at December 31	—	—

Fair value estimation

	2022		2021
	Carrying		Carrying
	value	Fair value	value	Fair value
Financial liabilities	$'000	$'000	$'000	$'000

Bank and bond borrowings (note 22)	3,344,402	3,116,193	2,609,090	2,668,792
	3,344,402	3,116,193	2,609,090	2,668,792

The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate.

The fair value of current assets and current liabilities are not materially different from their carrying values.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Financial instruments by category

The Group’s financial instruments are categorized as follows:

Financial assets		Fair value
		through other	Fair value
	Amortized	comprehensive	through profit
	cost	income	or loss	Total
	$'000	$'000	$'000	$'000
2022
Trade receivables (note 19)	211,025	—	—	211,025
Other receivables (note 19)	387,019	—	—	387,019
Cash and cash equivalents (note 20)	514,078	—	—	514,078
Fair value through other comprehensive income financial assets	—	10	—	10
Derivative financial instruments assets (note 18)	—	—	6,121	6,121
	1,112,122	10	6,121	1,118,253

2021
Trade receivables (note 19)	222,789	—	—	222,789
Other receivables (note 19)	201,759	—	—	201,759
Cash and cash equivalents (note 20)	916,488	—	—	916,488
Fair value through other comprehensive income financial assets	—	11	—	11
Derivative financial instruments assets (note 18)	—	—	165,100	165,100
	1,341,036	11	165,100	1,506,147

Fair value through other comprehensive income financial assets (IFRS 9) are marketable securities in various financial institutions in Nigeria.

Financial liabilities		Fair value
		through profit
	Amortized cost	or loss	Total
	$'000	$'000	$'000
2022
Bank and bond borrowings (note 22)	3,344,402	—	3,344,402
Trade payables (note 21)	442,959	—	442,959
Other payables (note 21)	90,135	—	90,135
Derivative financial instruments liabilities (note 18)	—	1,393	1,393
Lease liabilities (note 23)	604,529	—	604,529
	4,482,025	1,393	4,483,418

2021
Bank and bond borrowings (note 22)	2,609,090	—	2,609,090
Trade payables (note 21)	342,841	—	342,841
Other payables (note 21)	78,505	—	78,505
Derivative financial instruments liabilities (note 18)	—	3,771	3,771
Lease liabilities (note 23)	376,101	—	376,101
	3,406,537	3,771	3,410,308

The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate. The fair values of trade payable and other current liabilities are not materially different from carrying values.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

5.Segment reporting

The Group’s Executive Committee, identified as the chief operating decision maker (“CODM”), reviews and evaluates the Group’s performance from a business perspective according to how the geographical locations are managed. Regional and operating company management are responsible for managing performance, underlying risks, and effectiveness of operations. Regions are broadly based on a scale and geographic basis because the Group’s risks and rates of return are affected predominantly by the fact that the Group operates in different geographical areas, namely Nigeria as the major market, Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia, as our Sub Saharan Africa business (“SSA”), Kuwait and Egypt as our Middle East and North Africa business (“MENA”) and Brazil, Colombia and Peru as our Latin America business (“Latam”).

The Executive Committee reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The CODM has identified four operating segments:

●	Nigeria
●	SSA, which comprises operations in Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia
●	Latam, which comprises operations in Brazil, Colombia and Peru
●	MENA, which comprises operations in Kuwait and Egypt. Although full operations in Egypt have not commenced, the business has incurred some startup costs.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Summarized financial information for the year ended December 31, 2022 is as follows:

2022	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	1,352,402	412,824	160,008	36,065	—	1,961,299

Segment Adjusted EBITDA (note 4(e))	802,822	230,521	114,434	16,021	(132,412)	1,031,386
Depreciation and amortization (note 7 and 8)						(469,250)
Net loss on disposal of property, plant and equipment (note 8)						(3,382)
Insurance claims (note 9)						2,092
Impairment of withholding tax receivables in Nigeria (note 8)						(52,334)
Impairment of Goodwill (note 8)						(121,596)
Business combination costs (note 8)						(20,851)
Impairment of property, plant and equipment and prepaid rental (note 7)						(38,157)
Other costs (a)						(4,873)
Share‑based payment expense (note 8)						(13,265)
Finance income (note 10)						15,825
Finance costs (note 11)						(872,029)
Other non-operating income (note 9)						2,584
Loss before income tax						(543,850)
Additions of property, plant and equipment and intangible assets:
- through business combinations	—	719,837	386,460	3,650
- In the normal course of business	400,430	101,154	135,069	23,532

Segment assets	2,270,656	1,639,384	1,931,317	178,471
Segment liabilities	935,387	914,588	555,885	109,087

(a)	Other costs for the year ended December 31, 2022 included $2.3 million costs related to internal restructurings.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Summarized financial information for the year ended December 31, 2021 is as follows:

2021	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	1,146,732	343,945	59,706	29,347	—	1,579,730

Segment Adjusted EBITDA (note 4(e))	783,544	190,654	42,688	13,085	(103,575)	926,396
Depreciation and amortization (note 7 and 8)						(382,882)
Net gain on disposal of property, plant and equipment (note 8)						2,499
Insurance claims (note 9)						6,861
Impairment of withholding tax receivables in Nigeria (note 8)						(61,810)
Business combination costs (note 8)						(15,779)
Impairment of property, plant and equipment and prepaid rental (note 7)						(51,113)
Reversal of provision for decommissioning costs						2,671
Listing costs						(22,153)
Other costs (a)						(15,752)
Share‑based payment expense (note 8)						(11,780)
Finance income (note 10)						25,522
Finance costs (note 11)						(422,034)
Other non-operating income						11,213
Loss before income tax						(8,141)
Additions of property, plant and equipment and intangible assets:
- through business combinations*	—	—	468,535	—
- In the normal course of business	318,971	56,291	103,338	20,725

Segment assets*	2,038,376	1,024,347	1,453,729	173,888
Segment liabilities*	745,944	494,236	393,090	100,947

(b)	Other costs for the year ended December 31, 2021 included non-recurring professional costs related to financing of $15.1 million and aborted transaction costs of $0.7 million.

* Re-presented to reflect the measurement period adjustments in respect of updates to the accounting for the acquisition of I-Systems Soluções de Infraestrutura S.A. in November 2021 (refer to note 31).

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Summarized financial information for the year ended December 31, 2020 is as follows:

2020	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	1,037,836	313,416	30,185	21,712	—	1,403,149

Segment Adjusted EBITDA (note 4(e))	701,273	170,784	22,696	9,937	(85,676)	819,014
Depreciation and amortization (note 7 and 8)						(408,662)
Net gain on disposal of property, plant and equipment (note 8)						764
Insurance claims (note 9)						14,987
Impairment of withholding tax receivables in Nigeria (note 8)						(31,533)
Business combination costs (note 8)						(13,727)
Impairment of property, plant and equipment and prepaid rental (note 7)						(27,594)
Listing costs						(12,652)
Other costs (a)						(310)
Share‑based payment expense (note 8)						(8,342)
Finance income (note 10)						148,968
Finance costs (note 11)						(633,766)
Loss before income tax						(152,853)
Additions of property, plant and equipment and intangible assets:
- through business combinations	—	—	760,246	112,878
- In the normal course of business	195,692	61,147	31,703	8,465

Segment assets	2,040,911	1,043,669	682,813	142,210
Segment liabilities	747,428	532,801	266,596	92,917

(a)Other costs for the year ended December 31, 2020 related to aborted transaction costs.

Geographical information:

The following countries contribute material revenue and/or have material non-current assets in country as follows:

	2022	2021		2020
	$’000	$'000		$'000
Revenue
Nigeria	1,352,402	1,146,732		1,037,836
Rest of world	608,897	432,998		365,313
	1,961,299	1,579,730		1,403,149
Non‑current assets*
Nigeria	1,597,989	1,572,774		1,654,318
Côte d’Ivoire	n.a as less than 10%	n.a as less than 10%		330,705
Cameroon	n.a as less than 10%	n.a as less than 10%		n.a as less than 10%
Brazil	1,648,863	1,274,378	**/***	641,253
South Africa	652,599	—		—
Rest of world	953,607	1,013,385	**	626,991
	4,853,058	3,860,537		3,253,267

*      Non-current assets exclude financial instruments, non-current trade and other receivables and deferred tax assets.

** Amount has been re-presented to classify I-Systems Soluções de Infraestrutura S.A. in Brazil rather than rest of world.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

*** Re-presented to reflect the measurement period adjustments in respect of updates to the accounting for the acquisition of I-Systems Soluções de Infraestrutura S.A. in November 2021 (refer to note 31).

Revenue from two tier one customers represent approximately 10% or more of the Group’s total revenue:

	2022	2021	2020
	$’000	$'000	$'000

Customer A	62%	66%	66%
Customer B	17%	14%	n.a as less than 10%
Customer C	n.a as less than 10%	n.a as less than 10%	14%

6.Revenue

The Group’s revenue accrues from providing telecommunication support services. The Group provides infrastructure sharing and leasing known as colocation (which includes colocation rental revenue and colocation services) and to a limited extent, managed services.

	2022	2021	2020
	$’000	$'000	$'000

Lease component	1,534,415	1,233,816	1,026,103
Services component	426,884	345,914	377,046
	1,961,299	1,579,730	1,403,149

The following table shows unsatisfied performance obligations which represents the services component of future minimum receipts expected from customer under non-cancellable agreements in effect at December 31, as follows:

	2022	2021	2020
	$’000	$'000	$'000

Within one year	418,137	351,071	343,209
1-2 years	386,416	309,861	331,608
2-3 years	309,326	255,791	291,891
3-4 years	288,244	211,615	258,129
4-5 years	276,816	190,018	214,223
After 5 years	1,149,649	858,912	879,294
	2,828,588	2,177,268	2,318,354

The Group leases space on its towers under leases over periods ranging between 5 and 20 years.

The lease component of future minimum receipts expected from tenants under non-cancellable agreements in effect at December 31, were as follows:

	2022	2021	2020
	$’000	$'000	$'000

Within one year	1,589,439	1,284,692	1,011,501
1-2 years	1,478,221	1,177,665	981,778
2-3 years	1,194,924	1,083,942	880,316
3-4 years	1,136,303	847,224	801,452
4-5 years	1,098,901	749,839	625,352
After 5 years	4,008,713	2,703,888	2,594,074
	10,506,501	7,847,250	6,894,473

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Certain customer contracts allow for the cancellation of a proportion of sites during the contract term without payment of termination penalties. The minimum service and lease revenue in the tables above assumes that each customer will fully utilize this Churn available to them under the contract. Where rentals are denominated in US Dollar, which is not the functional currency of the subsidiary, they have been included in the above table at the exchange rate at the end of the reporting period.

7.Cost of sales

	2022	2021	2020
	$'000	$'000	$'000

Tower repairs and maintenance	90,126	74,523	75,931
Power generation	419,151	267,044	216,030
Short term site rental	13,656	11,165	7,543
Short term other rent	2,813	3,419	3,085
Vehicle maintenance and repairs	1,968	2,754	2,754
Site regulatory permits	33,999	41,165	27,313
Security services	43,448	36,132	32,719
Insurance	5,109	4,156	4,695
Staff costs (note 8.3)	33,229	26,323	24,588
Travel costs	5,343	7,155	4,313
Professional fees	3,460	3,385	2,457
Depreciation (note 14)*	411,925	330,799	367,007
Amortization (note 15)	42,050	34,051	32,503
Impairment of property, plant and equipment and prepaid land rent	38,157	51,113	27,594
Other	12,458	14,204	9,891
	1,156,892	907,388	838,423

Foreign exchange gains and losses on cost of sales are included in Other.

*      Presented net of related indirect tax receivable in Brazil of $0.9 million (2021: $0.4 million, 2020: $0.8 million). Refer to note 14.

8.Administrative expenses

	2022	2021	2020
	$’000	$'000	$'000

Facilities, short term rental and upkeep	34,203	23,210	12,872
Depreciation (note 14)	9,995	13,917	6,240
Amortization (note 15)	5,280	4,115	2,912
Travel costs	15,535	8,654	6,815
Staff costs (note 8.3)	132,399	101,567	78,376
Key management compensation (note 30.2)	21,703	25,642	13,776
Share-based payment expense (note 8.3 and 28)	13,265	11,780	8,342
Professional fees	38,964	49,685	38,200
Business combination transaction costs	20,851	15,779	13,727
Impairment of withholding tax receivables*	52,334	61,810	31,533
Impairment of goodwill	121,596	—	—
Net loss/(gain) on disposal of property, plant and equipment	3,382	(2,499)	(764)
Operating taxes	963	1,561	2,239
Other	30,705	21,290	21,844
	501,175	336,511	236,112

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

8.1Reversal of loss allowance/(loss allowance) on trade receivables

The net credit for the year of $4.4 million (2021: $34.0 million, 2020: expense of $13.1 million) arising in respect of loss allowances for trade receivables represents the net impact of the reversal of allowances made in previous years in respect of balances recovered in the year or no longer considered doubtful partially offset by new or increased provisions for balances now assessed as doubtful.

8.2Staff costs are analyzed as follows:

	2022	2021	2020
	$’000	$'000	$'000

Salaries and wages	137,450	106,754	85,690
Pension contribution – employer	9,410	4,854	3,780
Other benefits	18,768	16,282	13,494
Share-based payment expense (note 8.3 and 28)	13,265	11,780	8,342
	178,893	139,670	111,306

Other benefits are comprised of employee related insurances, employee training costs, staff entertainment and redundancy costs.

8.3Staff costs were classified as:

	2022	2021	2020
	$’000	$'000	$'000

Cost of sales	33,229	26,323	24,588
Administrative expenses	145,664	113,347	86,718
	178,893	139,670	111,306

9.Other income

	2022	2021	2020
	$’000	$'000	$'000

Insurance claims	2,092	6,861	14,987
Other income	2,584	11,648	1,425
	4,676	18,509	16,412

The 2020 insurance claims includes $8.7 million relating to a one off claim in Cameroon.

Other income for the 2021 year mainly relates to the remeasurement of the liabilities for contingent consideration on the Skysites Acquisition and the IHS Kuwait Acquisition.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

10.Finance income

	2022	2021	2020
	$’000	$'000	$'000

Interest income - bank deposits	15,170	7,798	5,101
Net foreign exchange gain arising from derivative instruments - unrealized	—	—	29,151
Net foreign exchange gain arising from derivative instruments - realized	655	9,889	4,061
Fair value gain on embedded options	—	604	110,655
Fair value gain on embedded derivative within revenue contract	—	7,231	—
	15,825	25,522	148,968

11.Finance costs

	2022	2021	2020
	$’000	$'000	$'000

Interest expenses - third party loans	256,208	174,876	177,737
Interest expenses - withholding tax paid on bond interest	12,197	4,404	4,509
Unwinding of discount on decommissioning liability	7,084	4,644	2,644
Interest and finance charges paid/payable for lease liabilities	52,214	32,826	27,384
Net foreign exchange loss arising from financing - unrealized	157,836	126,131	363,953
Net foreign exchange loss arising from financing - realized	206,329	43,422	49,564
Fair value loss on embedded options	159,889	—	—
Costs paid on early loan and bond settlement	—	18,171	—
Fees on loans and financial derivatives	18,673	13,663	7,806
Fair value loss on embedded derivative within revenue contract	—	—	169
Net foreign exchange loss on derivative instruments - unrealized	1,599	3,897	—
	872,029	422,034	633,766

Net foreign exchange loss arising from financing - unrealized in 2022 is primarily due to significant fluctuations in exchange rates predominantly between the Kwacha and the US Dollar, the Naira and the US Dollar rate and the Brazilian Real and the US Dollar (2021: predominantly from the Kwacha and US Dollar, the Naira and the US Dollar rate and the Brazilian Real and the US Dollar rate. 2020: predominantly from the Kwacha and US Dollar rate and the Naira and the US Dollar rate). This arises on commercial bank and intercompany loans denominated in US Dollars at subsidiary level as a result of loan revaluations in local functional currency at period ends. Refer to note 4(b) for further information.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

12.Income Tax Expense

	2022	2021	2020
	$’000	$'000	$'000

Current taxes on income	108,842	91,692	95,107
Deferred income taxes (note 16)	(182,295)	(73,712)	74,722
Total taxes	(73,453)	17,980	169,829

Reconciliation of effective tax charge
Loss before income tax	(543,850)	(8,141)	(152,853)

Tax calculated at domestic tax rates applicable to profits in respective countries	(193,607)	(4,433)	(66,049)
Tax effects of:
Tax incentives and income not subject to taxation	(25,183)	(46,175)	(34,932)
Expenses not deductible for tax purposes	93,687	76,059	82,662
Movement in deferred tax assets not recognized	79,477	74,084	181,403
Change in tax base*	(74,291)	(86,184)	—
Prior year (under)/over provision	(562)	6,636	478
Goodwill impairment	40,937	—	—
Withholding tax on distributable profits	5,967	—	—
Other profit‑related taxes	—	5,239	876
Foreign tax credit	—	—	(3,570)
Effects of changes in tax rates**	(4,845)	(5,272)	—
Non-deductible share-based payment expense	—	1,441	1,082
Foreign exchange effects and other differences	4,967	(3,415)	7,879
Total taxes	(73,453)	17,980	169,829

Current income tax receivables	1,174	128	—
Current income tax payables	(70,008)	(68,834)	(48,703)
	(68,834)	(68,706)	(48,703)

* Effect of change in tax base of assets in Brazil following the legal merger of acquired businesses and group holding entities in 2022 and 2021.

** The rate of Education Tax, a component of the income tax charge in Nigeria, increased from 2% to 2.5% with effect from the year ended December 31, 2021. The rate applicable to deferred tax decreased from 40% to 35% in Zambia and from 28% to 27% in South Africa with effect from the year ended December 31, 2022.

The movement in the current income tax is as follows:
At beginning of year	(68,706)	(48,703)	(30,140)
Additions through business combination (note 31)	—	(3,434)	(1,538)
Charged to profit or loss	(108,842)	(91,692)	(95,107)
Paid during the year	51,245	29,147	14,540
Withholding tax netting off	54,878	45,849	59,986
Exchange difference	2,591	127	3,556
At end of year	(68,834)	(68,706)	(48,703)

Deferred income tax assets are recognized for deductible temporary differences and tax losses carried forward only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and future taxable profits, any deferred tax assets are only recognized to the extent they are expected to reverse in a period when they will be offset by expected reversals in deferred tax liabilities. Refer to note 16 for deferred income tax.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

13.Loss per share

The following table sets forth basic and diluted net income per common share computational data (in thousands, except per share data):

	2022	2021	2020

Loss attributable to equity holders ($'000)	(470,397)	(26,121)	(322,682)
Less: allocation of loss to non-controlling interest ($'000)	(9,959)	(289)	(688)
Loss attributable to IHS common shareholders ($'000)	(460,438)	(25,832)	(321,994)

Basic weighted average shares outstanding (‘000)*	330,963	301,185	294,103
Potentially dilutive securities (‘000)*	5,083	20,323	23,246
Potentially dilutive weighted average common shares outstanding (‘000)*	336,046	321,508	317,349

Loss per share:
Basic loss per share ($)	(1.39)	(0.09)	(1.09)
Diluted loss per share ($)	(1.39)	(0.09)	(1.09)

* On October 13, 2021 all of the outstanding Class A and Class B shares of the Company were exchanged on a 500 to 1 basis for ordinary shares. The loss per share is based on the new number of shares. The comparatives have also been adjusted. Refer to note 25 for further information.

Potentially dilutive securities represent share-based compensation, but these securities are currently anti-dilutive and thus do not impact diluted loss per share.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

14.Property, plant and equipment

							Total
	Towers			Furniture and		Capital	(excluding	Right-
	and tower	Fiber	Land and	office	Motor	work in	right-of-use	of-use
	equipment	assets	buildings	equipment	vehicles	progress	asset)	asset
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At January 1, 2020	2,527,637	—	51,734	15,877	19,824	85,060	2,700,132	406,897
Additions during the year	10,287	—	768	2,470	2,576	87,014	103,115	72,888
Additions through business combinations (note 31)	144,388	—	566	305	—	4,970	150,229	129,711
Reclassification	91,165	—	887	808	658	(93,518)	—	—
Transfer from advance payments	124,272	—	620	91	—	(2,997)	121,986	—
Disposals*	(23,591)	—	(1,203)	(95)	(1,310)	—	(26,199)	(15,721)
Effects of movement in exchange rates	(214,038)	—	(5,936)	(1,287)	(1,600)	(5,883)	(228,744)	(44,181)
At December 31, 2020	2,660,120	—	47,436	18,169	20,148	74,646	2,820,519	549,594

At January 1, 2021	2,660,120	—	47,436	18,169	20,148	74,646	2,820,519	549,594
Additions during the year	20,995	—	825	5,056	6,012	224,479	257,367	113,722
Additions through business combinations (note 31) ****	77,142	233,809	968	93	—	5,495	317,507	41,709
Reclassification	124,548	23,241	5,999	—	—	(153,788)	—	—
Transfer from advance payments	111,439	7,862	4,112	—	—	3,959	127,372	—
Disposals*	(21,359)	—	—	(82)	(1,825)	—	(23,266)	(18,872)
Effects of movement in exchange rates	(143,357)	(14,222)	(3,072)	(1,038)	(877)	(8,438)	(171,004)	(35,649)
At December 31, 2021 ***	2,829,528	250,690	56,268	22,198	23,458	146,353	3,328,495	650,504

At January 1, 2022	2,829,528	250,690	56,268	22,198	23,458	146,353	3,328,495	650,504
Additions during the year *****	(20,994)	70,905	1,489	7,453	6,961	350,512	416,326	100,832
Additions through business combinations (note 31) ****	266,110	—	885	—	—	—	266,995	477,981
Reclassification	176,625	10,991	1,992	4,231	—	(193,839)	—	—
Transfer from advance payments	100,578	16,412	6,754	33	—	2,008	125,785	—
Disposals*	(239,350)	—	—	(459)	(1,286)	—	(241,095)	(17,755)
Effects of movement in exchange rates	(150,930)	15,184	(3,802)	(1,148)	(1,856)	(17,876)	(160,428)	(46,917)
At December 31, 2022	2,961,567	364,182	63,586	32,308	27,277	287,158	3,736,078	1,164,645

Accumulated depreciation and impairment
At January 1, 2020	1,134,484	—	1,163	12,678	14,652	—	1,162,977	37,035
Charge for the year	315,131	—	331	2,547	1,959	—	319,968	54,089
Impairment	26,824	—	421	—	—	—	27,245	—
Disposals*	(21,435)	—	—	(41)	(1,294)	—	(22,770)	(5,594)
Effects of movement in exchange rates	(102,812)	—	(187)	(893)	(1,049)	—	(104,941)	(4,066)
At December 31, 2020	1,352,192	—	1,728	14,291	14,268	—	1,382,479	81,464

At January 1, 2021	1,352,192	—	1,728	14,291	14,268	—	1,382,479	81,464
Charge for the year	272,068	5,366	296	3,806	2,902	—	284,438	60,685
Impairment/(reversal of impairment)	48,391	—	(318)	—	—	—	48,073	2,797
Disposals*	(14,660)	—	—	(73)	(1,816)	—	(16,549)	(8,634)
Effects of movement in exchange rates	(82,676)	(12)	(69)	(867)	(583)	—	(84,207)	(6,459)
At December 31, 2021	1,575,315	5,354	1,637	17,157	14,771	—	1,614,234	129,853

At January 1, 2022	1,575,315	5,354	1,637	17,157	14,771	—	1,614,234	129,853
Charge for the year**	268,999	54,152	315	5,800	4,610	—	333,876	88,961
Impairment	34,702	201	—	—	—	—	34,903	3,151
Disposals*	(234,117)	—	—	(301)	(1,272)	—	(235,690)	(13,237)
Effects of movement in exchange rates	(83,573)	(675)	(119)	(1,219)	(1,100)	—	(86,686)	(8,076)
At December 31, 2022	1,561,326	59,032	1,833	21,437	17,009	—	1,660,637	200,652

Net book value
At December 31, 2020	1,307,928	—	45,708	3,878	5,880	74,646	1,438,040	468,130

At December 31, 2021	1,254,213	245,336	54,631	5,041	8,687	146,353	1,714,261	520,651

At December 31, 2022	1,400,241	305,150	61,753	10,871	10,268	287,158	2,075,441	963,993

*     The disposals value of right-of-use assets represents disposals due to terminated leases and the impact of remeasurement of lease assets as a result of changes in lease terms.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

**    The charge for the period does not agree to the charge in the consolidated statement of income/(loss) and other comprehensive income/(loss) due to the indirect taxes benefit of $0.9 million (2021: $0.4 million, 2020: $0.8 million) in IHS Brasil Cessão de Infraestruturas S.A. claimed through depreciation over the useful life of the asset.

***   Re-presented to reflect the measurement period adjustments in respect of updates to the accounting for the acquisition of I-Systems Soluções de Infraestrutura S.A. in November 2021 (refer to note 31).

**** Includes subsequent asset acquisitions on business combination transactions.

*****Includes net movements in assets relating to the decommissioning and site restoration provision.

Capital work-in-progress comprises mainly of tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.

The impairment in the year ended December 31, 2022 is primarily driven by the rationalization program agreed with a Key Customer which resulted in the impairment of the related Towers. It was determined that the recoverable amounts were nil and therefore their carrying amounts were written down to the recoverable amount. The impairment losses have been recognized in cost of sales in the consolidated statement of loss and other comprehensive income/(loss). The impairment in the year ended December 31, 2021 relates to towers on certain sites made dormant following the consolidation of customer equipment between sites, such towers being no longer in use and with no installed customer equipment.

The carrying value of the “Towers and tower equipment” asset category includes assets amounting to $50.5 million (2021: $48.6 million, 2020:  $21.8 million) related to asset retirement obligations arising from legislative requirements and the terms of lease agreements included in Lease liabilities (note 23).

(i)	Depreciation expense has been included in cost of sales and administrative expenses in the statement of income and other comprehensive income as below:

	2022	2021	2020
	$'000	$'000	$'000

Cost of sales (note 7)	411,925	330,799	367,007
Administrative expense (note 8)	9,995	13,917	6,240
	421,920	344,716	373,247

(ii)	Analysis of right of use assets

The carrying value of right of use assets at December 31, 2022 are comprised of vehicles of $3.5 million (2021: $1.8 million, 2020: $1.3 million) and land and building assets, the majority being leased land on which our towers are situated.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

15.Goodwill and other intangible assets

		Customer-	Network -
		related	related
		intangible	intangible
	Goodwill	assets	assets	Licenses	Software	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At January 1, 2020	518,392	496,990	43,556	14,592	20,902	1,094,432
Additions during the year	—	—	—	4	2,460	2,464
Additions through business combinations (note 31)	232,030	324,290	36,831	—	33	593,184
Disposals	—	—	—	(1)	(475)	(476)
Exchange difference	(93,915)	(88,846)	(6,835)	1,201	(829)	(189,224)
At December 31, 2020	656,507	732,434	73,552	15,796	22,091	1,500,380

At January 1, 2021	656,507	732,434	73,552	15,796	22,091	1,500,380
Additions during the year	—	—	—	3,145	1,909	5,054
Additions through business combinations (note 31)*	156,817	191,332	38,205	—	1,035	387,389
Disposals	—	—	—	(18)	(723)	(741)
Exchange difference	(33,177)	(46,002)	(4,555)	(1,217)	(514)	(85,465)
At December 31, 2021*	780,147	877,764	107,202	17,706	23,798	1,806,617

At January 1, 2022	780,147	877,764	107,202	17,706	23,798	1,806,617
Additions during the year	—	—	—	14,772	6,413	21,185
Additions through business combinations (note 31)	115,686	178,257	71,028	—	—	364,971
Disposals	—	—	—	(4)	(395)	(399)
Exchange difference	(13,254)	(18,723)	(4,679)	(1,886)	(572)	(39,114)
At December 31, 2022	882,579	1,037,298	173,551	30,588	29,244	2,153,260

Accumulated amortization and impairment
At January 1, 2020	251	89,885	15,955	5,067	15,501	126,659
Charge for the year	—	26,921	4,070	871	3,553	35,415
Disposals	—	—	—	—	(475)	(475)
Exchange difference	—	(7,091)	(1,003)	518	(740)	(8,316)
At December 31, 2020	251	109,715	19,022	6,456	17,839	153,283

At January 1, 2021	251	109,715	19,022	6,456	17,839	153,283
Charge for the year	—	29,037	4,237	978	3,914	38,166
Disposals	—	—	—	(15)	(726)	(741)
Exchange difference	—	(7,184)	(1,374)	(542)	(616)	(9,716)
At December 31, 2021	251	131,568	21,885	6,877	20,411	180,992

At January 1, 2022	251	131,568	21,885	6,877	20,411	180,992
Charge for the year	—	36,169	6,936	2,598	1,627	47,330
Impairment charge for the year**	121,596	—	—	—	—	121,596
Disposals	—	—	—	(4)	(394)	(398)
Exchange difference	404	(8,335)	(1,245)	(395)	(313)	(9,884)
At December 31, 2022	122,251	159,402	27,576	9,076	21,331	339,636

Net book value

At December 31, 2020	656,256	622,719	54,530	9,340	4,252	1,347,097

At December 31, 2021	779,896	746,196	85,317	10,829	3,387	1,625,625

At December 31, 2022	760,328	877,896	145,975	21,512	7,913	1,813,624

Network related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer related intangible assets represent customer contracts and relationships.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

*      Re-presented to reflect the measurement period adjustments in respect of updates to the accounting for the acquisition of I-Systems Soluções de Infraestrutura S.A. in November 2021 (refer to note 31).

** The carrying amount of the IHS Latam tower businesses group of CGUs has been reduced to its recoverable amount through the recognition of an impairment loss against goodwill. This loss is included in administrative expenses in the statement of profit or loss.

Amortization expense has been included in cost of sales and administrative expenses in the statement of income and other comprehensive income:

	2022	2021	2020
	$’000	$'000	$'000

Cost of sales (note 7)	42,050	34,051	32,503
Administrative expenses (note 8)	5,280	4,115	2,912
	47,330	38,166	35,415

15.1Allocation of goodwill

Management reviews the business performance based on the geographical location of business. It has identified IHS Nigeria Limited, INT Towers Limited, IHS Towers NG Limited, IHS Cameroon S.A., IHS Côte d’Ivoire S.A., IHS Rwanda Limited, IHS Zambia Limited, IHS Kuwait Limited, IHS South Africa Proprietary Limited, the IHS Latam tower businesses and I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) as the main CGUs/Group of CGUs relevant for the allocation of goodwill. IHS Nigeria Limited, INT Towers Limited and IHS Towers NG Limited CGUs related to the Nigeria operating segment, IHS Cameroon S.A, IHS Côte d’Ivoire S.A, IHS Zambia Limited, IHS South Africa Proprietary Limited and IHS Rwanda Limited CGUs related to the SSA operating segment, IHS Kuwait Limited CGU related to the MENA operating segment, and the IHS Latam tower businesses group of CGUs and the I-Systems CGU relate to the Latam operating

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

segment. Goodwill is monitored by management at a CGU/group of CGU level as noted above. The following is a summary of goodwill allocation for each CGU.

				Effects of
		Additions through		movements in
	Opening	business combinations		exchange rates	Closing
	balance	(note 31)	Impairment	and other movements	balance
	$'000	$'000	$'000	$'000	$'000
2022
IHS Nigeria Limited	59,768	—	—	(3,432)	56,336
INT Towers Limited	214,775	—	—	(12,316)	202,459
IHS Towers NG Limited	43,138	—	—	(2,476)	40,662
IHS Cameroon S.A.	44,388	—	—	(2,647)	41,741
IHS Côte d’Ivoire S.A.	22,012	—	—	(1,311)	20,701
IHS Zambia Limited	50,709	—	—	(3,991)	46,718
IHS Rwanda Limited	11,867	—	—	(681)	11,186
IHS Kuwait Limited	12,369	—	—	(146)	12,223
IHS South Africa Proprietary Limited	—	61,045	—	(5,273)	55,772
IHS Latam tower businesses	241,451	54,641	(121,596)	13,076	187,572
I-Systems	79,419	—	—	5,539	84,958
	779,896	115,686	(121,596)	(13,658)	760,328
2021
IHS Nigeria Limited	63,374	—	—	(3,606)	59,768
INT Towers Limited	227,715	—	—	(12,940)	214,775
IHS Towers NG Limited	45,741	—	—	(2,603)	43,138
IHS Cameroon S.A.	48,170	—	—	(3,782)	44,388
IHS Côte d’Ivoire S.A.	23,888	—	—	(1,876)	22,012
IHS Zambia Limited	39,907	—	—	10,802	50,709
IHS Rwanda Limited	12,319	—	—	(452)	11,867
IHS Kuwait Limited	13,142	—	—	(773)	12,369
IHS Latam tower businesses	182,000	75,034	—	(15,583)	241,451
I-Systems*	—	81,783	—	(2,364)	79,419
	656,256	156,817	—	(33,177)	779,896
2020
IHS Nigeria Limited	71,297	—	—	(7,923)	63,374
INT Towers Limited	256,149	—	—	(28,434)	227,715
IHS Towers NG Limited	51,460	—	—	(5,719)	45,741
IHS Cameroon S.A.	43,933	—	—	4,237	48,170
IHS Côte d’Ivoire S.A.	21,787	—	—	2,101	23,888
IHS Zambia Limited	60,529	—	—	(20,622)	39,907
IHS Rwanda Limited	12,986	—	—	(667)	12,319
IHS Kuwait Limited	—	13,143	—	(1)	13,142
IHS Latam tower businesses	—	218,887	—	(36,887)	182,000
	518,141	232,030	—	(93,915)	656,256

* Re-presented to reflect the measurement period adjustments in respect of updates to the accounting for the acquisition of I-Systems Soluções de Infraestrutura S.A. in November 2021 (refer to note 31).

The recoverable amount of each CGU, except for the IHS Latam tower businesses group of CGUs and the I-Systems CGU, was determined based on value in use calculations. The recoverable amount of the IHS Latam tower businesses group of CGUs and the I-Systems CGU was determined based on fair value less costs of disposal.

(a)Recoverable amounts based on value in use

These calculations used pre-tax local currency cash flow projections based on the financial budgets approved by management covering a five-year period. Within the five-year period, revenue growth assumptions are based on past

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

experience and expected future developments in the Group’s CGUs. Cash flows beyond the five-year period were valued using the estimated terminal growth rates stated below.

The key assumptions to which the value-in-use calculations are most sensitive are:

●	Revenue growth assumptions (taking into account tenancy rates), and the direct effect these have on gross profit margins in the five-year forecast period;
●	pre-tax weighted average cost of capital;
●	gross margins; and
●	terminal growth rates.

	Pre-tax weighted average cost	Terminal	Tenancy				Gross margins excluding depreciation &
	of capital	growth rate	Ratio*				amortization*
2022
IHS Nigeria Limited	24.4%	3.2%	3.76	x -	7.74	x	62.5	% -	78.7%
INT Towers Limited	25.4%	3.2%	3.93	x -	4.79	x	61.7	% -	74.0%
IHS Towers NG Limited	24.9%	3.2%	3.65	x -	4.73	x	65.3	% -	72.3%
IHS Cameroon S.A.	13.7%	4.0%	2.56	x -	3.10	x	56.6	% -	65.5%
IHS Côte d’Ivoire S.A.	11.0%	4.0%	3.35	x -	4.00	x	54.8	% -	61.5%
IHS Zambia Limited	30.2%	4.0%	2.61	x -	3.24	x	65.4	% -	72.8%
IHS Rwanda Limited	18.1%	4.0%	2.04	x -	2.64	x	69.0	% -	73.2%
IHS South Africa Proprietary Limited	13.9%	3.3%	1.25	x -	2.28	x	42.9	% -	66.4%
IHS Kuwait Limited	6.3%	3.6%	1.01	x -	1.53	x	56.6	% -	62.6%

2021
IHS Nigeria Limited	16.1%	2.7%	3.32	x -	5.18	x	64.2	% -	79.7%
INT Towers Limited	16.0%	2.7%	3.56	x -	4.98	x	67.4	% -	74.9%
IHS Towers NG Limited	16.5%	2.7%	3.63	x -	4.44	x	52.3	% -	63.1%
IHS Cameroon S.A.	12.1%	3.2%	2.37	x -	2.89	x	57.8	% -	64.6%
IHS Côte d’Ivoire S.A.	9.8%	3.2%	3.45	x -	4.46	x	53.8	% -	63.5%
IHS Zambia Limited	24.1%	2.0%	2.40	x -	3.30	x	65.2	% -	74.6%
IHS Rwanda Limited	15.5%	3.2%	2.04	x -	2.97	x	67.0	% -	73.3%
IHS Kuwait Limited	6.0%	2.9%	1.00	x -	1.46	x	52.4	% -	64.9%

2020
IHS Nigeria Limited	22.6%	2.7%	2.59	x -	4.55	x	67.8	% -	82.1%
INT Towers Limited	22.5%	2.7%	2.87	x -	5.22	x	73.7	% -	79.9%
IHS Towers NG Limited	23.2%	2.7%	2.80	x -	3.02	x	64.4	% -	69.9%
IHS Cameroon S.A.	13.8%	3.2%	2.61	x -	3.16	x	55.9	% -	61.0%
IHS Côte d’Ivoire S.A.	10.0%	3.2%	3.44	x -	4.56	x	57.5	% -	61.6%
IHS Zambia Limited	32.2%	3.2%	2.21	x -	2.93	x	68.4	% -	75.8%
IHS Rwanda Limited	17.0%	3.2%	2.13	x -	2.60	x	65.9	% -	69.8%
IHS Kuwait Limited	5.0%	2.8%	1.00	x -	1.46	x	45.3	% -	59.2%

*     Tenancy ratios and gross margins (excluding depreciation & amortization) disclosed are for the forecast period 2023 – 2027. The tenancy ratios refer to the average number of tenants plus lease amendments (also including extra power and space) per tower that is owned or operated across a tower portfolio at a given point in time.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Management has considered and assessed reasonably possible changes for key assumptions on all markets. Any one of the following changes in assumptions could represent a reasonably possible scenario:

-	1% increase in the post-tax discount rate
-	1% decrease in the terminal growth rate
-	50% decrease in tenancy growth
-	10% decrease in gross margin

None of these reasonably possible scenarios would result in an impairment of any CGU except for IHS South Africa Proprietary Limited (2021: None).

Each of the above scenarios when applied to IHS South Africa Proprietary Limited would result in the following impairment charge:

	1% increase	1% decrease	50% decrease	10% decrease
	in post-tax	in terminal	in tenancy	in gross
	discount rate	growth rate	growth	margin
	$'000	$'000	$'000	$'000
IHS South Africa Proprietary Limited	68,724	45,732	155,908	77,017

The changes that would cause an impairment for the other CGUs are set out below:

Sensitivity analysis

IHS
	IHS Nigeria	INT Towers	IHS Towers	Cameroon	IHS Côte	IHS Zambia	IHS Rwanda	IHS Kuwait
	Limited	Limited	NG Limited	S.A.	d’Ivoire S.A.	Limited	Limited	Limited
% Rise in discount rate	Increase by 41.8pp	Increase by 19.4pp	Increase by 5.6pp	Increase by 3.2pp	Increase by 9.5pp	Increase by 4.2pp	Increase by 7.7pp	Increase by 3.3pp
Decrease in tenancy ratio	Decrease by an average of 3.5x over 4 years	Decrease by an average of 1.5x over 4 years	Decrease by an average of 0.8x over 4 years	Decrease by an average of 0.42x over 4 years	Decrease by an average of 1.31x over 4 years	Decrease by an average of 0.27x over 4 years	Decrease by an average of 0.61x over 4 years	Decrease by an average of 0.51x over 4 years
Gross margin (excluding depreciation and amortization)	Decrease by an average of 44.1pp over 4 years	Decrease by an average of 26.5pp over 4 years	Decrease by an average of 11.9pp over 4 years	Decrease by an average of 12.1pp over 4 years	Decrease by an average of 28.4pp over 4 years	Decrease by an average of 7.8pp over 4 years	Decrease by an average of 21.6pp over 4 years	Decrease by an average of 27.9pp over 4 years
Decrease in terminal growth rate	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%

(b)Recoverable amount based on fair values less costs of disposal

December 31, 2022

The recoverable amounts of the IHS Latam tower businesses group of CGUs and the I-Systems CGU were based on fair value less costs of disposal.

Fair value less costs of disposal is determined on the basis of the income approach, discounting estimated future net local currency cash flows that reflects current market expectations.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

The key assumptions to which the fair value less costs of disposal calculation for the Latam tower businesses are most sensitive are:

●	revenue growth assumptions (taking into account tenancy growth) and the direct effect these have on gross profit margins in the ten-year forecast period for the IHS Latam tower businesses group of CGUs;
●	revenue growth assumptions (including homes connected) and the direct effect these have on gross profit margins in the ten-year forecast period for the I-Systems CGU;
●	discount rates (being post-tax weighted average cost of capital);
●	estimated costs of disposal based on management’s experience of previously completed business combinations; and
●	terminal growth rates.

2022	Discount rate	Terminal growth rate	Tenancy growth*	Homes connected	Cost of disposal
IHS Latam tower businesses	10.1%	4.1%	9.8%	n.a	0.5%
I-Systems	9.6%	4.3%	n.a	1 million - 3.6 million	0.5%

*Tenancy growth disclosed is for the average annual growth rate for tenancies over the forecast period 2023 – 2032.

An impairment loss of $121.6 million was recognized in the IHS Latam Tower business group of CGUs due to  macroeconomic conditions which have deteriorated over the last year, increasing the discount rate, and a reduction in the cash flows in the outer years of the forecast used for impairment testing.

Management has determined the reasonably possible changes in key assumptions as follows:

-	1% increase in the post-tax discount rate
-	1% decrease in the terminal growth rate
-	15% decrease in tenancy growth
-	15% decrease in growth in homes connected

For the Latam Towers businesses group of CGUs these reasonably possible change scenarios would individually increase the impairment charge recognized as follows:

	1% increase	1% decrease	15% decrease
	in post tax	in terminal	in tenancy
	discount rate	growth rate	growth
	$'000	$'000	$'000
Latam Towers businesses	174,000	108,000	113,000

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

For the I-Systems CGU management has concluded that no reasonably possible scenario could give rise to an impairment. Individually, the changes that would cause an impairment are set out below:

	% rise in	% decrease in	% decrease in
	discount	homes	terminal
	rate	connected	growth rate
I-Systems	2.2%	45.0%	3.8%

December 31, 2021

Fair value less costs of disposal is determined on the basis of information observed or derived from recent comparable transactions, including in respect of the IHS Latam tower businesses, tower cash flow multiples.

The key assumptions to which the fair value less costs of disposal calculation for the Latam tower businesses group of CGUs is most sensitive are:

●	monthly tower cash flow for the Latam tower businesses group of CGUs determined on the basis of contractual revenues and gross margin percentage for existing towers at December 31, 2021;
●	tower cash flow multiples determined from analysis of information available relating to recent comparable transactions; and
●	estimated costs of disposal based on management’s experience of previously completed business combinations.

The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

Valuation technique	Significant unobservable inputs	Sensitivity of the input to fair value (movement in input value which would cause the carrying amount to exceed the recoverable amount resulting in an impairment)
Recent transactions, Tower cash flow market multiples	● Monthly tower cash flow: $2.6 million (2020: $1.6 million) ● Multiple: 22.0x (2020: 22.0x) ● Costs of disposal: 0.82% of enterprise value (2020: 1.2%)	● Decrease by $327,000 ● Decrease by 2.63x ● Increase by 11.95% of enterprise value

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

16.Deferred income tax

	2022	2021
	$’000	$'000

Deferred income tax assets	78,394	11,064
Deferred income tax liabilities*	(186,261)	(169,119)
Net deferred tax liabilities	(107,867)	(158,055)

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes related to the same fiscal authority and are classified on a net basis within either deferred tax assets or deferred tax liabilities. These net country amounts are aggregated according to their asset or liability position and presented as then aggregated in the statement of financial position:

	2022	2021
	$’000	$'000
Deferred income tax assets
Property, plant and equipment	(6,351)	1,678
Intangible assets	20,313	(6,231)
Provisions	13,788	13,064
Tax losses	28,443	240
Other	22,201	2,313
Total	78,394	11,064

	2022	2021
	$'000	$'000
Deferred income tax liabilities
Property, plant and equipment*	(147,364)	(147,733)
Intangible assets*	(199,064)	(159,907)
Provisions	38,837	36,397
Unrealized derivative income	(337)	(48,077)
Timing differences on loans	19,071	33,192
Unrealized foreign exchange	12,150	21,010
Tax losses	11,170	3,450
Unutilized capital allowances	79,110	89,157
Other	166	3,392
Total	(186,261)	(169,119)

The Group has recognized deferred tax with respect to losses of $39.6 million. None of this amount is due to expire under the relevant tax laws.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

					Other including
		Provisions/			Unrealized
	Property,	share‑based			exchange
	plant and	payments	Intangible	Loans and	differences
	equipment	obligation	assets	derivatives	/tax losses	Total
Net deferred income tax	$'000	$'000	$'000	$'000	$'000	$'000

At January 1, 2020	(106,060)	29,279	(121,721)	(11,697)	195,262	(14,937)
Additions through business combinations (note 31)*	(3,378)	2,182	(103,638)	—	6,165	(98,669)
Tax (charge)/income	(46,364)	35,089	11,030	(16,444)	(58,033)	(74,722)
Effects of movement in exchange rates	2,721	(407)	22,442	2,087	(2,256)	24,587
At December 31, 2020	(153,081)	66,143	(191,887)	(26,054)	141,138	(163,741)

At January 1, 2021	(153,081)	66,143	(191,887)	(26,054)	141,138	(163,741)
Additions through business combinations (note 31)*	(6,065)	—	(73,330)	—	—	(79,395)
Tax income/(charge)	2,078	(11,922)	85,254	9,295	(10,989)	73,716
Effects of movement in exchange rates	11,014	(4,759)	13,806	1,874	(10,570)	11,365
At December 31, 2021	(146,054)	49,462	(166,157)	(14,885)	119,579	(158,055)

At January 1, 2022	(146,054)	49,462	(166,157)	(14,885)	119,579	(158,055)
Additions through business combinations (note 31)	(61,184)	—	(77,919)	—	—	(139,103)
Tax income	47,148	5,324	58,054	32,969	38,800	182,295
Effects of movement in exchange rates	6,375	(2,161)	7,271	650	(5,139)	6,996
At December 31, 2022	(153,715)	52,625	(178,751)	18,734	153,240	(107,867)

Deferred income tax assets are recognized for deductible temporary differences and tax losses carried forward only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and future taxable profits. The Group has $1.8 billion (2021: $1.8 billion, 2020: $1.6 billion) in deductible temporary differences for which no deferred tax is recognized. Of this amount, $222.3 million (2021: $230.9 million, 2020: $383.8 million), $180.0 million (2021: $191.0 million, 2020: $195.6 million) and $274.3 million (2021: $298.1 million, 2020: $nil) and $99.4 million (2021: $nil, 2020: $nil) will expire on December 31, 2024, December 31, 2025, December 31, 2026 and December 31, 2027 respectively.

At the end of the reporting period, there were material temporary differences associated with undistributed earnings of subsidiaries, of which deferred tax liabilities of $5.1 million have been recognized on December 31, 2022.

* Re-presented to reflect the measurement period adjustments in respect of updates to the accounting for the acquisition of I-Systems Soluções de Infraestrutura S.A. in November 2021 (refer to note 31).

17.Inventories

	2022	2021
	$'000	$'000

Stock of materials	74,216	42,021

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Inventories are measured at lower of cost and net realizable value. Diesel inventory is held at cost, consumables are held at cost less provision for obsolescence. During the year, an inventory write-down expense of $1.7 million was recognized (2021: $0.1 million, 2020: $4.7 million). The value of inventory recognized as an expense during the year is $371.8 million (2021: $267.5 million, 2020: $216.3 million).

18.Derivative financial instruments

The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the statement of loss and other comprehensive income/(loss). The related net foreign exchange gain/(loss) is included in finance income (note 10) and finance costs (note 11).

The underlying contractual notional amount for the derivative instruments is as follows, as of December 31, of each of the following years:

	2022	2021
	$'000	$'000

Derivative instruments
Foreign exchange swaps/non‑deliverable forwards	160,448	124,023
Embedded options within listed bonds	1,940,000	1,940,000
	2,100,448	2,064,023

The fair value balances are as follows:

	2022	2021
	$'000	$'000

Derivative instruments
Foreign exchange swaps/non‑deliverable forwards	(1,393)	(3,771)
Interest rate caps	821	—
Embedded options within listed bonds	5,300	165,100
	4,728	161,329

The change in fair value of the derivative instruments has been recorded in the statement of loss and other comprehensive income/(loss) as follows:

	2022	2021	2020
	$'000	$'000	$'000

Derivative instruments
Foreign exchange swaps/non‑deliverable forwards	(1,599)	(3,897)	29,151
Interest rate caps	(89)	—	—
Embedded options within listed bonds	(159,889)	604	110,655
Embedded options within revenue contracts	—	7,231	(169)
	(161,577)	3,938	139,637

The credit ratings of the Group’s derivative financial instrument assets at December 31, 2022 and 2021 based on publicly reported Fitch ratings were:

	2022	2021
	$'000	$'000

Derivative financial instrument assets
Not rated	6,121	165,100
	6,121	165,100

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Refer to note 4(a) for further information on the derivative financial instruments.

Reconciliation of movements

	2022	2021
	$'000	$'000

Foreign exchange swaps/non-deliverable forwards
Opening balance	(3,771)	27,495
Fair value loss (unrealized foreign exchange on open contracts)	(1,599)	(3,897)
Foreign exchange gain	780	10,342
Cash flow on settlement	3,197	(37,711)
	(1,393)	(3,771)

19.Trade and other receivables

	2022	2021
	$’000	$'000
Current
Trade receivables	236,390	253,852
Less: impairment provisions	(25,365)	(31,063)
Net trade receivables*	211,025	222,789
Other receivables**/****	387,019	201,759
Prepaid land rent	1,030	1,069
Other prepaid expenses	26,820	25,080
Advance payments	22,076	14,663
Withholding tax receivables	1,201	992
VAT receivables	14,296	5,401
	663,467	471,753
Non-current
Accrued income and lease incentive	35,321	21,408
Other tax receivables	5,945	—
Payment in advance for property, plant and equipment	83,118	48,071
Contingent consideration receivable***/****	5,963	5,575
	130,347	75,054

*      The fair value is equal to their carrying amount.

**    Other receivables are margins on non-deliverable forward contracts and short-term fixed deposits which are not classified as cash and cash equivalents as it exceeds the three-month maturity period.

***	Refer to the I-Systems Soluções de Infraestrutura S.A. acquisition in note 31. The balance increased since acquisition due to foreign exchange movements.

**** Re-presented to reflect the measurement period adjustments in respect of updates to the accounting for the acquisition of I-Systems Soluções de Infraestrutura S.A. in November 2021 (refer to note 31).

Included in trade receivables is $86.2 million (2021: $103.4 million, 2020: $90.0 million) relating to accrued revenue of which $17.7 million (2021: $22.2 million, 2020: $23.2 million) relates to contract assets, with the remainder being accrued lease rental income.

Payment in advance for property, plant and equipment relates to the future supply of tower and tower equipment and fiber assets. All non-current receivables are due within twenty years from the end of the reporting period. All current trade and

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

other receivables are due within 12 months from the end of the reporting period. The Group does not secure any collateral for its trade receivables. Refer to note 4 (c) for further information on trade and other receivables.

Prepaid land rent is capitalized to the right of use asset insofar as it relates to leases accounted for under IFRS 16. The prepaid land rent for leases that are exempt from being accounted for under IFRS 16 under the Group’s accounting policy are accounted for as short-term prepayments.

20.Cash and cash equivalents

	2022	2021
	$’000	$'000

Cash at bank	514,078	916,488
Cash and cash equivalents	514,078	916,488

The credit ratings of the Group’s principal banking partners at December 31, 2022 and 2021 based on publicly reported Fitch ratings as shown below. The Group regularly monitors its credit risk with banking partners and did not incur any losses during 2022 and 2021 as a result of bank failures.

	2022	2021
	$’000	$'000

Cash and cash equivalents
AAA (F1+)	20,916	127,781
A+	22,790	—
A (F1)	244,483	628,033
BBB+	506	—
BBB	—	3,143
BBB-	115	162
B	217,335	157,277
B-	7,242	—
C	—	67
Not rated	691	25
	514,078	916,488

21.Trade and other payables

	2022	2021
	$’000	$'000

Current
Trade payables	442,959	342,841
Deferred revenue	86,363	20,435
Withholding tax payable	5,820	4,517
Payroll and other related statutory liabilities	45,331	53,446
VAT payables	51,103	37,973
Other payables	37,573	40,220
	669,149	499,432

Non-current
Other payables	1,459	312
	1,459	312

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

*      Included in deferred revenue is $22.9 million (2021: $2.8 million, 2020: $0.6 million) which relates to contract liabilities. The contract liabilities relating to December 31, 2021 were fully recognized in revenue during the year end December 31, 2022.

22.Borrowings

	2022	2021
	$’000	$'000
Non-current
Senior Notes	1,920,783	1,916,062
Bank borrowings	985,505	485,409
	2,906,288	2,401,471

Current
Senior Notes	27,060	27,195
Bank borrowings	213,576	177,216
Letters of credit	197,478	3,208
	438,114	207,619

Total borrowings	3,344,402	2,609,090

Reconciliation of cash and non-cash changes

	2022	2021	2020
	$’000	$’000	$’000

Opening balance – January 1	2,609,090	2,203,209	2,055,878
Additions through business combination (note 31)	—	6,457	46,356
Interest expense (note 11)	256,208	174,876	177,737
Interest paid	(234,567)	(168,285)	(167,938)
Bank loans and bond proceeds received (net of transaction costs)	1,263,272	1,076,063	232,219
Bank loans and bonds repaid	(506,504)	(653,504)	(99,903)
Bank overdraft	—	3,208	—
Other transaction costs	(19,911)	(38,597)	(5,561)
Foreign exchange and other movements	(23,186)	5,663	(35,579)
Closing balance – December 31	3,344,402	2,609,090	2,203,209

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

22.1Analysis of borrowings

Debt is made up of the following:

					2022	2021
	Currency	Maturity date	Interest rate		$’000	$’000

Senior notes
IHS Holding Limited	US Dollar	2026	5.63%		497,861	496,850
IHS Holding Limited	US Dollar	2028	6.25%		497,979	497,367
IHS Netherlands Holdco B.V.	US Dollar	2027	8.00%		952,003	949,042

Bank borrowings
IHS Holding Term Loan	US Dollar	2025	3.75	% + CAS + 3M SOFR	368,630	—
IHS (Nigeria) Limited	Nigerian Naira	2023	12.50	-18.00%	57,448	—
INT Towers Ltd	Nigerian Naira	2024	2.50	% + 3M NIBOR	191,188	284,882
INT Towers Ltd	US Dollar	2024	4.25	% + 3M LIBOR	—	92,769
IHS Côte d'Ivoire Ltd	CFA Franc	2024	5.00%		18,854	31,627
IHS Côte d'Ivoire Ltd	Euro	2024	3.00	% + 3M EURIBOR	14,217	24,156
IHS Zambia Ltd	US Dollar	2027	5.00	% + 3M LIBOR	94,596	93,164
IHS Brasil - Cessão de Infraestruturas S.A.	Brazilian Real	2029	3.65	% + CDI	68,591	69,768
IHS Brasil - Cessão de Infraestruturas S.A.	Brazilian Real	2028	3.05	% + CDI	82,928	—
I-Systems Soluções de Infraestrutura S.A.	Brazilian Real	2030	2.45	% + CDI	38,542	—
IHS Kuwait Limited	Kuwait Dinar	2029	2.00	% + 3M KIBOR	66,251	66,257
IHS Towers South Africa Proprietary Limited	South African Rand	2029	2.75	% + 3M JIBAR	197,836	—

Letters of credit
IHS (Nigeria) Limited	US Dollar	2023	8.95	- 12.05%	66,047	—
INT Towers Ltd	US Dollar	2023	9.50	- 11.70%	128,063	—
ITNG Limited	US Dollar	2023	12.05%		987	—
Global Independent Connect Limited	US Dollar	2023	12.05%		1,330	—
Global Independent Connect Limited	Chinese Yuan	2023	8.97%		1,051	3,208

					3,344,402	2,609,090

i.Senior Notes

IHS Holding Limited

At December 31, 2022, there was an aggregate principal amount outstanding of the $500 million 5.625% Senior Notes due 2026 (the “2026 Notes”) and the $500 million 6.250% Senior Notes due 2028 (the “2028 Notes”), in each case issued by the Company and which listed on The International Stock Exchange (TISE). These notes were originally issued on November 29, 2021 and are guaranteed by certain other members of the group.

The 2026 Notes and 2028 Notes have a tenor of five years and seven years, respectively, interest is payable semi-annually in arrear on May 29 and November 29 of each year, beginning on May 29, 2022 and the principal is repayable in full on maturity.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

The 2026 Notes and 2028 Notes have early redemption features whereby IHS Holding Limited has the right to redeem the relevant notes before the maturity date, and the holders hold a right to request the early settlement of the Notes, in certain circumstances. The value of these options are disclosed in note 18.

IHS Netherlands Holdco B.V.

At December 31, 2022, there was an aggregate principal amount outstanding of $940 million of the 8.0% Senior Notes due 2027 (the “2027 Notes”) issued by IHS Netherlands Holdco B.V., and which are listed on The International Stock Exchange (TISE).

IHS Netherlands Holdco B.V. initially issued $800 million in aggregate principal amount of the 2027 Notes pursuant to a Senior Notes Indenture dated September 18, 2019 between, inter alios,  -the Issuer (IHS Netherlands Holdco B.V.), the Guarantors (each of IHS Netherlands NG1 B.V., IHS Nigeria Limited, IHS Netherlands NG2 B.V., IHS Towers NG Limited, INT Towers Limited and Nigeria Tower Interco B.V.) and the Trustee (Citibank N.A., London branch). On July 31, 2020 the Company issued an additional $140 million in aggregate principal amount of the 2027 Notes.

In June 2021, pursuant to a successful consent solicitation, IHS Netherlands Holdco B.V. also effected certain amendments to the indenture governing the notes to, among other things, expand the “restricted group” to encompass IHS Holding Limited (as parent guarantor) and all of IHS Holding Limited’s subsidiaries (which would then be subject to the covenants and events of default under the indenture), and to make certain other consequential changes to the negative covenants and restrictions resulting from the larger group structure.

The 2027 Notes have a tenor of eight years from September 18, 2019, with interest payable semi-annually in arrear on March 18 and September 18 of each year, beginning on March 18, 2020 and principal repayable in full on maturity.

The 2027 Notes have early redemption features whereby the issuer has the right to redeem the relevant notes before the maturity date, and the holders hold a right to request the early settlement of the Notes, in certain circumstances. The value of these options are disclosed in note 18.

ii.Bank borrowings – new facilities, facility amendments and drawdowns during the reporting period

The Group is in compliance with the restrictive debt covenants related to the listed bonds and covenants related to external borrowings as at year end.

IHS Holding (2020) Revolving Credit Facility

IHS Holding Limited entered into a $270.0 million revolving credit facility agreement, originally dated March 30, 2020 (as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement dated June 2, 2021) (the “IHS Holding RCF”) and entered into between, amongst others, IHS Holding Limited as borrower, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria as guarantors, Citibank Europe PLC, UK Branch as facility agent and certain financial institutions listed therein as original lenders.

In September 2022, in accordance with the terms of the agreement, the IHS Holding RCF termination date was extended for a period of two years after its original termination date to 30 March 2025.  As of December 31, 2022, the IHS Holding RCF remained undrawn and had $270.0 million in available borrowing capacity, which could be increased to up to $300.0 million.

IHS Holding (2021) Bridge Facility

IHS Holding Limited entered into a $500.0 million bridge facility agreement originally dated August 10, 2021 (as amended and/or restated from time to time, the “IHS Holding Bridge Facility”). The IHS Holding Bridge Facility is denominated in U.S. dollars and is governed by English law. Funds borrowed under the IHS Holding Bridge Facility could only be applied toward certain acquisitions listed therein.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

The interest rate under the IHS Holding Bridge Facility was equal to a compounded reference rate based on SOFR (calculated on a five RFR banking day lookback) and a credit adjustment spread plus a margin (ranging from 3.50% to 6% per annum over the duration of the IHS Holding Bridge Facility, based on the relevant margin step-up date). IHS Holding Limited also paid certain other fees and costs, including agent fees.

The IHS Holding Bridge Facility termination date was extended for a period of six months after its original termination date to February 10, 2023. In May 2022, the total commitments under the IHS Holding Bridge Facility were reduced by $38.6 million. As at December 31, 2022, this facility has been fully repaid.

IHS Holding (2022) Bullet Term Loan Facility

IHS Holding Limited entered into a $600.0 million term loan agreement on October 28, 2022 (as amended and/or restated from time to time, the “IHS Holding 2022 Term Loan”).

The interest rate per annum applicable to loans made under the IHS Holding 2022 Term Loan is equal to Term SOFR, a credit adjustment spread plus a margin of 3.75% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, arrangement fees and fees to the facility agent. The IHS Holding 2022 Term Loan is denominated in U.S. dollars and is governed by English law.

As of December 31, 2022, $370.0 million of the IHS Holding 2022 Term Loan was drawn. The majority of the proceeds of the drawdown were applied toward the prepayment of the IHS Holding Bridge Facility of $280.0 million (plus accrued interest) and the U.S. dollar tranche of the Nigeria 2019 Facility of $75.6 million (plus accrued interest and break costs). The undrawn portion can be applied toward general corporate purposes and is available for up to 12 months from the date of the agreement.

Nigeria (2019) term loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into a term loan agreement, originally dated September 3, 2019 (and as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement dated September 29, 2021) (the “Nigeria 2019 Facility”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

In  November 2022, we prepaid the full remaining principal amount of the U.S. dollar tranche of the loan of $75.6 million (plus accrued interest and break costs) using the proceeds received following the initial drawdown under the IHS Holding 2022 Term Loan.

As of December 31, 2022, the Naira facility had ₦88.3 billion (approximately $191.4 million) outstanding.

IHS (Nigeria) Local Facilities

IHS (Nigeria) Limited has entered into two local currency facilities, each governed by Nigerian law, as follows:

a)	a NGN 16.1 billion (approximately $34.9 million) facility in March 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited. The applicable interest rate is 12.5% per annum and funds borrowed under the facility are to be applied towards general corporate purposes (the “IHSN NG1 Facility”). The IHSN NG1 Facility will terminate in March 2023 and was fully drawn down in April 2022; and
b)	a NGN 10.0 billion (approximately $21.7 million) facility in May 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited (the “IHSN NG2 Facility” and, together with the IHSN NG1 Facility, the “IHS Nigeria Local Facilities”). The applicable interest rate is 18.0% per annum and funds borrowed under the facility are to be applied towards working capital requirements. The IHSN NG2 Facility will terminate in July 2023 and was fully drawn down in July 2022.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

IHS Côte d’Ivoire S.A. Facility

On June 2022, the IHS Côte d’Ivoire S.A. Facility was amended and restated. As a result of the amendment and restatement, the termination date has been extended to June 2024 with the facility fully drawn down in 2017.

IHS Brasil - Cessão de Infraestruturas S.A. Facilities

IHS Brasil - Cessão de Infraestruturas S.A. also entered into a BRL 495.0 million (approximately $94.9 million) credit agreement originally dated April 18, 2022 (as amended and/or restated from time to time, the “GTS Facility”), which is guaranteed by Skysites Americas S.A., IHS Centennial Brasil Torres de Telecomunicacoes Ltda and IHS SP Locação de Infraestrutura Ltd.

The GTS Facility has an interest rate of CDI plus a margin of 3.05% (assuming a 252-day calculation basis) and will terminate in April 2028. The GTS Facility was fully drawn down in April 2022.

I-Systems Facility

I-Systems Soluções de Infraestrutura S.A. (I-Systems) entered into a BRL 200.0 million (approximately $38.3 million) credit agreement, originally dated October 3, 2022 (as amended and/or restated from time to time, the “I-Systems Facility”). The I-Systems Facility has an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), will terminate in October 2030. The facility was fully drawn down in October 2022.

On October 13, 2022, Itaú Unibanco S.A. provided an additional commitment in an aggregate amount of BRL 200.0 million (approximately $38.3 million) on the same terms, available in two tranches. The first tranche of BRL 80.0 million (approximately $15.3 million) was drawn down in February 2023 with an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and the second tranche is available to draw down until March 31, 2023 with an interest rate of CDI plus 2.50% (assuming a 252-day calculation basis). Commitment fees of between 2.00% and 2.15% p.a. are payable quarterly on undrawn amounts.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

IHS South Africa Facility

IHS Towers South Africa Proprietary Limited (“IHS SA”) entered into a ZAR 3,470.0 million (approximately $204.3 million) facility agreement originally dated May 26, 2022 (as amended and/or restated from time to time) (the “IHS SA Facility”), with, amongst others, certain financial institutions listed therein as original lenders. The IHS SA Facility is governed by South African law and funds borrowed under the facility were partly applied toward the payment of consideration owed pursuant to the MTN SA Acquisition. The undrawn portion can be applied toward capital expenditure and general corporate purposes and is available for up to 24 months from the signature date of the agreement.

The IHS SA Facility has an interest rate of 2.75% plus 3 Month JIBAR, and contains customary information and negative covenants, as well as requirements for IHS SA to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to EBITDA ratios and interest coverage ratios.

The IHS SA Facility will terminate in May 2029. As of December 31, 2022, ZAR 3,400.0 million (approximately $200.2 million) of this facility has been drawn.

IHS Kuwait Facility

On August 17, 2022, IHS Kuwait Limited drew down a further KWD 0.3 million (approximately $1.0 million), from its available credit line pursuant to the loan agreement originally dated April 19, 2020 with a total commitment of the KWD equivalent of $85.0 million. This facility will terminate in April 2029, and as at December 31, 2022, KWD21.5 million (approximately $70.0 million) of this facility was drawn down.

iii.Letters of credit

As of December 31, 2022, IHS (Nigeria) has utilized $66.0 million through funding under agreed letters of credit. These letters mature at various dates during 2023 and their interest rates range from 8.95% to 12.05%. These letters of credit are utilized in order to fund capital and operating expenditure purchases with suppliers.

As of December 31, 2022, INT Towers Limited has utilized $128.1 million through funding under agreed letters of credit. These letters mature at various dates during 2023 and their interest rates range from 9.5% to 11.7%. These letters of credit are utilized in order to fund capital and operating expenditure purchases with suppliers.

As of December 31, 2022, ITNG Limited has utilized $1.0 million through funding under agreed letters of credit. These letters mature at various dates during 2023 and incur interest at a rate of 12.05%. These letters of credit are utilized in order to fund capital and operating expenditure purchases with suppliers.

As of December 31, 2022, Global Independent Connect Limited has utilized $2.4 million through funding under agreed letters of credit. These letters mature at various dates during 2023 and their interest rates range from 8.97% to 12.05%. These letters of credit are utilized in order to fund capital and operating expenditure purchases with suppliers.

23.Lease liabilities

See accounting policy in note 2.7 Leases

	2022	2021
	$’000	$’000
Current	87,240	50,560
Non-current	517,289	325,541
Total lease liabilities	604,529	376,101

Lease liabilities represent the net present value of future payments due under long term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the period, payments

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

to the value of $112.8 million (2021: $96.2 million, 2020: $58.4 million) were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.

Reconciliation of cash and non-cash changes

	2022	2021	2020
	$’000	$’000	$’000

At January 1	376,101	314,747	184,494
Additions through business combinations (note 31)	215,597	44,557	131,651
Additions through new leases or remeasurements	118,609	131,438	65,070
Interest and finance charges for lease liabilities (note 11)	52,214	32,826	27,384
Payments for the principal of lease liabilities	(76,629)	(63,324)	(39,153)
Interest paid for lease liabilities	(36,178)	(32,923)	(19,239)
Remeasurements or terminations*	(37,718)	(30,978)	(15,380)
Effects of movement in exchange rates	(7,467)	(20,242)	(20,080)
Closing balance – December 31	604,529	376,101	314,747

*     This value represents disposals due to terminated leases and the impact of remeasurement of lease liabilities as a result of changes in lease terms.

Amount recognized in the statement of income

	2022	2021	2020
	$'000	$'000	$'000

Interest on lease liabilities (note 11)	52,214	32,826	27,384
Expenses relating to short term leases and low value assets (note 7)	16,469	11,165	7,543
Depreciation for right of use assets (note 14)	88,961	60,685	54,089
Total for the year ended	157,644	104,676	89,016

As at December 31 the contractual maturities of the lease liabilities were as follows:

		Total
	Carrying	contractual	Within	2 - 3	4 – 5	Over 5
	value	cash flows	1 year	years	years	years
	$'000	$'000	$'000	$'000	$'000	$'000
2022
Lease liabilities	604,529	1,108,532	92,417	179,930	168,231	667,954

2021
Lease liabilities	376,101	700,877	54,303	106,015	99,573	440,986

Lease obligation contractual cash flows are disclosed with the same renewal expectation assumption assessed for lease accounting under IFRS 16. The average remaining lease term remaining at December 31, 2022 is 12.4 years.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

24.Provisions for other liabilities and charges

Decommissioning and site restoration provision

	2022	2021	2020
	$'000	$'000	$'000

At January 1	71,941	53,266	33,568
Additions through business combinations (refer to note 31)	34,419	8,347	15,437
Net provision increases and remeasurements	(24,898)	7,212	8,315
Payments for tower and tower equipment decommissioning	(343)	(231)	(65)
Reversal of decommissioning through profit and loss	—	(2,671)	—
Unwinding of discount	7,084	4,644	2,644
Effects of movement in exchange rates	(3,187)	1,374	(6,633)
At December 31	85,016	71,941	53,266

Analysis of total decommissioning and site restoration provisions:
Non-current	84,533	71,598	49,469
Current	483	343	3,797
	85,016	71,941	53,266

This provision relates to the probable obligation that the Group may incur to dismantle and remove assets from tower sites. The amount recognized initially is the present value of the estimated amount that will be required to decommission and restore the leased sites to their original states, discounted using rates applicable to each of the individual operations within the Group. The amount provided for each site has been discounted based on the respective lease terms attached to each site.

The provisions have been created based on management’s decommissioning experience of the specific situations. Assumptions have been made based on the current economic environment, current construction requirements, technology, price levels and expected plans for remediation. Management believes that these assumptions are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. These remeasurements result in adjustments to the value of the related assets within property plant and equipment. Actual decommissioning or restoration costs will however, ultimately depend upon future market prices for the necessary decommissioning works required that will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the lease term is terminated without renewal. This, in turn, will depend upon technological changes in the local and international telecommunication industries which are inherently uncertain.

The discount rates applied have been in line with the weighted average borrowing rate for the respective operating entities in the periods the assets were constructed/acquired. Below is the discount rate applied by each operating entity:

		IHS	IHS Côte	IHS	IHS	IHS
	Nigerian	Cameroon	d’Ivoire	Zambia	South Africa	Rwanda	Brazilian	IHS Kuwait
Discount	entities	S.A.	S.A.	Limited	Proprietary Limited	Limited	entities	Limited
rates	%	%	%	%	%	%	%	%

2022	11.1	5.5	8.0	9.1	11.1	16.0	16.4	3.4
2021	11.2	5.5	8.0	5.1	n/a	16.0	6.8	3.4

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Based on the simulation performed, the impact on accumulated losses of a 1% (2021: 1%) shift in discount rate is given below:

	Increase/ (decrease)
	on accumulated losses
	2022	2021
	$’000	$’000
Effect of 1% increase in discount rate	(2,066)	(1,571)
Effect of 1% decrease in discount rate	1,606	1,093

25.Stated capital

	Class A shares pre-IPO / Ordinary Shares post-IPO				Class B shares pre-IPO
			Stated				Stated
			capital net				capital net
	Number of	Stated	of issue		Number of	Stated	of issue
	shares	capital	costs		shares	capital	costs
	000’s	$'000	$'000		000’s	$'000	$'000

At January 1, 2020	130,492,567	4,233,335	4,231,856		16,558,927	299,405	299,014

December 31, 2020	130,492,567	4,233,335	4,231,856		16,558,927	299,405	299,014

At January 1, 2021	130,492,567	4,233,335	4,231,856		16,558,927	299,405	299,014
Reclassification of Class A and Class B shares to ordinary shares	16,558,927	299,405	299,014		(16,558,927)	(299,405)	(299,014)

Impact of reverse share split	(146,757,391)	—	—		—	—	—
Shares issued on IPO	18,000	378,000	378,000		—	—	—
Share issue costs	—	—	(28,154)		—	—	—
Shares issued on exercise of options	15,717	342,768	342,768		—	—	—

December 31, 2021	327,820	5,253,508	5,223,484		—	—	—

Shares issued on exercise of options	4,100	88,469	88,469		—	—	—

At December 31, 2022	331,920	5,341,977	5,311,953	*	—	—	—

* As at December 31, 2022 stated capital was made up of share capital of $99,576,000 and share premium of $5,212,377,048.

For the year ended December 31, 2020 the Company had Class C shares in addition to Class A and B shares. Class C shares would only be issued pursuant to an approved employee stock plan.

Summarised below are the terms of the shares for the year end December 31, 2020:

●	Class A and B shares are at no par value.
●	Class A and B shares rank pari passu in all respects except that Class B shares shall accrue no voting rights.
●	Class C shares shall accrue no rights to vote.

There was no limit over the number of equity shares that could be authorized for the year ended December 31, 2020. All Class A and B shares issued were fully paid up as at December 31, 2020.

On October 14, 2021 the Company announced the pricing of its initial public offering (“IPO”) of 18,000,000 ordinary shares at a public offering price of $21 per share on the New York Stock Exchange (NYSE). All of the outstanding Class A and Class B shares of the Company were exchanged on a 500 to 1 basis for ordinary shares and the outstanding options

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

granted pursuant to the Company’s existing Long Term Incentive Plan was converted into ordinary shares (other than 7,940,413 ordinary shares issuable upon the exercise of share options outstanding as of September 30, 2021 pursuant to the Long-Term Incentive Plan).

Summarized below are the terms of the shares for the year end December 31, 2022 and 2021:

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

The authorized share capital of the Company is 1,700,000,000 shares with par value of $0.30 each. All ordinary shares issued were fully paid up and non-assessable as at December 31, 2022 and 2021.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

26.Other reserves

	Fair
	value
	through
	other
	compre-				Foreign
	hensive	Restruct-	Share- based	Loss on	exchange
	income	uring	payment	transactions	translation
	reserve	reserve	reserve	between owners	reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2020	(6)	4,019	504,331	(840,359)	(255,140)	(587,155)
Other comprehensive income	—	—	—	—	94,434	94,434
Recognition of share-based payment expense	—	—	7,216	—	—	7,216
At December 31, 2020	(6)	4,019	511,547	(840,359)	(160,706)	(485,505)

At January 1, 2021	(6)	4,019	511,547	(840,359)	(160,706)	(485,505)
Other comprehensive income	3	—	—	—	(22,560)	(22,557)
Recognition of share-based payment expense	—	—	13,003	—	—	13,003
SBP reserve converted to share capital	—	—	(342,768)	—	—	(342,768)
Other reclassifications related to share based payment	—	—	(5,084)	—	—	(5,084)
At December 31, 2021	(3)	4,019	176,698	(840,359)	(183,266)	(842,911)

At January 1, 2022	(3)	4,019	176,698	(840,359)	(183,266)	(842,911)
Other comprehensive income	—	—	—	—	59,370	59,370
Recognition of share-based payment expense	—	—	13,423	—	—	13,423
SBP reserve converted to share capital	—	—	(88,469)	—	—	(88,469)
Other reclassifications related to share based payment	—	—	(2,835)	—	—	(2,835)
At December 31, 2022	(3)	4,019	98,817	(840,359)	(123,896)	(861,422)

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

27.Non-controlling interest

	2022	2021*	2020
	$’000	$’000	$’000

Balance at January 1	223,188	14,216	—
Non-controlling interest arising on business combinations (refer to note 31) **	831	215,014	14,927
Loss for the period	(9,959)	(289)	(688)
Other comprehensive gain / (loss)	13,140	(5,753)	(23)
Balance at December 31	227,200	223,188	14,216

* Re-presented to reflect the measurement period adjustments in respect of updates to the accounting for the acquisition of I-Systems Soluções de Infraestrutura S.A. in November 2021 (refer to note 31).

** Includes non-controlling interest arising on subsequent asset acquisitions on business combination transactions.

In November 2021, the Group completed a deal with TIM S.A. to acquire a controlling interest in I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) incorporated and with its principal place of business in Brazil. The Group owns a 51% (same proportion voting rights) stake in I-Systems and TIM the remaining 49%. Refer to note 31 for further information on the business combination.

Set out below is summarized financial information for the I-Systems subsidiary, being the only subsidiary that has non-controlling interest that is material to the group. The amounts disclosed are before inter-company eliminations.

Summarized balance sheet and cash flows	I-Systems Soluções de Infraestrutura S.A.
	2022 ($’000)	2021* ($’000)
Current assets	102,445	103,315
Current liabilities	(38,834)	(19,357)
Current net assets	63,611	83,958

Non-current assets	462,122	386,761
Non-current liabilities	(92,453)	(51,389)
Non-current net assets	369,669	335,372

Net assets	433,280	419,330

Accumulated non-controlling interest at the end of the period	212,307	205,433

Summarized statement of comprehensive income for the reporting period	I-Systems Soluções de Infraestrutura S.A.
	2022 ($’000)
Revenue	56,602
Loss for the period	(15,377)
Other comprehensive income	29,449
Total comprehensive income	14,072

Loss allocated to non-controlling interest during the period (2021: $1,637)	(7,535)

	I-Systems Soluções de Infraestrutura S.A.
	2022 ($’000)	2021 ($’000)
Cash flows generated from operating activities	55,714	6,056
Cash flows used in investing activities	(91,680)	(18,771)
Cash flows generated from financing activities	36,574	41,965
Net increase in cash and cash equivalents	608	29,250

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

* Re-presented to reflect the measurement period adjustments in respect of updates to the accounting for the acquisition of I-Systems Soluções de Infraestrutura S.A. in November 2021 (refer to note 31).

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

28.Share-based payment obligations

Legacy employee share-based payment scheme

The terms of the IHS share-based payment plans for employees were amended on July 10, 2019 such that the exercise prices of the share option were removed and the number of shares options an option holder will receive was reduced on a pro-rata basis (taking into account their relative values). The amended terms are:

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

On October 14, 2021 the Company announced the pricing of its initial public offering on the New York Stock Exchange (NYSE). In accordance with the terms above option holders were awarded two thirds (66.7%) of their options as shares. 50% of the remaining third (33.3%) will be awarded in the year ended December 2022 as the performance conditions stated above have been met. The other 50% of the remaining third will be awarded in March 2023 if the performance conditions stated above are met.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Omnibus employee share-based payment scheme

Between February 4, 2022 and February 7, 2022, a total of 1,147,500 options, of which 62,500 options have been forfeited due to employee leavers, were issued as part of the new Omnibus employee share-based payment plan.  The plan will be deemed equity settled and comprise of:

◾	Restricted stock units (“RSU”), which do not include performance conditions and vest on three equal portions on October 15, 2022, 2023 and 2024.
◾	Performance stock units (“PSU”), with a Recurring Levered Free Cash Flow target and a cumulative total shareholder return target. Recurring Levered Free Cash flow target is a non-market-based performance condition, assessed annually over a three-year period. A cumulative total shareholder return target is market-based, was valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 valuations. The PSUs include a vesting period which is 3 years up to October 15, 2024.

On June 9, 2022, a total of 1,700,446 options, of which 23,718 options have been forfeited due to employee leavers, were issued as part of the existing Omnibus employee share-based payment plan.  The plan will be deemed equity settled and comprise of:

◾	Restricted stock units (“RSU”), which do not include performance conditions and vest on three equal portions on March 31, 2023, 2024 and 2025.
◾	Performance stock units (“PSU”), with a Recurring Levered Free Cash Flow target and a cumulative total shareholder return target. Recurring Levered Free Cash flow target is a non-market-based performance condition, assessed annually over a three-year period. A cumulative total shareholder return target is market-based, was valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 valuations. The PSUs include a vesting period which is 3 years up to March 31, 2025.

On October 14, 2022, a total of 94,876 options were issued as part of the existing Omnibus employee share-based payment plan.  The plan will be deemed equity settled and comprise of:

◾	Restricted stock units (“RSU”), which do not include performance conditions and vest on three equal portions on June 1, 2023, 2024 and 2025.

The total charge to the profit or loss in the year is analyzed as follows:

	2022	2021	2020
	$’000	$’000	$’000
Expense under equity settled classification from date of amendment	13,265	11,780	8,342
	13,265	11,780	8,342

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

(i)	Movements in the number of share options outstanding

	2022
	Incentive	Incentive	Incentive	Incentive	Omnibus
	plan 1	plan 2	plan 2B	plan 3	plan
	000’s	000’s	000’s	000’s	000’s
Authorized	1,267	5,120	1,537	19	2,943

Issued
At January 1	1,267	5,120	1,537	19	—
Issued	—	—	—	—	2,943
Forfeited	—	—	—	—	(86)
Exercised during the period	(633)	(2,560)	(769)	(9)	(239)
At December 31	634	2,560	768	10	2,618

	2021
	Incentive	Incentive	Incentive	Incentive
	plan 1	plan 2	plan 2B	plan 3
	000’s	000’s	000’s	000’s
Authorized	3,800	15,360	4,600	56

Issued
At January 1	3,749	15,350	4,595	56
Issued	94	10	55	—
Forfeited	(43)	—	(39)	—
Exercised during the period *	(2,533)	(10,240)	(3,074)	(37)
At December 31	1,267	5,120	1,537	19

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

Valuation assumptions – legacy employee share-based payment scheme

At the modification date of July 10, 2019 since the exercise price term was amended to $Nil and dividends were not expected to be paid in the near future, the options were deep in the money and the Black Scholes model returns the value of the share price for the value of the option. The share price assumption used was $22.04. A forfeiture rate of 10% and 5% was assumed for the LTIP1 and LTIP2 plans respectively and 0% for LTIP2B and LTIP3. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and there is very minimal likelihood that dividends will be paid in the near future.

On March 9, 2020, 120,228 options were issued. They were valued at $2.2 million at issue using a share price assumption of $21.20. Forfeiture rates of 0%, 5% and 10% were assumed for the Group’s various long term incentive plans. No dividend

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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

Valuation assumptions – Omnibus employee share-based payment scheme

The Omnibus options issued were valued at $32.4 million at issue using a share price assumption of $11.39 - $11.55 depending on the grant date. The fair value of the RSUs and PSUs with non-market conditions determined using share price at grant date amounted to $17.4 million and $10.9 million respectively while the fair value of the PSUs with market conditions determined using the Monte Carlo model amounted to $4.1 million. At December 31, 2022 a forfeiture rate of 7% was assumed resulting in an expected charge over the remaining term of the options of $18.1 million. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and no dividends are planned to be paid in the near future.

(iv)Weighted-average remaining contractual life

Share options were originally granted at dates between June 2014 and September 2018 with a contractual life of 12 years.

The weighted-average remaining contractual life shown in the tables below is simply the period of time from the year end date to the expiry date of each of the options.

At December 31, following the amendment to terms on July 10, 2019, all share options had a nil exercise price.

	2022		2021
	Weighted	Number of	Weighted	Number of
	average	options in force	average	options in force
Year of	remaining	at year end	remaining	at year end
grant	contractual life*		contractual life

2014	0.33	519,763	0.83	1,039,526
2015	0.33	2,538,812	0.83	5,077,624
2017	0.33	842,658	0.83	1,685,317
2018	0.33	17,869	0.83	35,737
2020	0.33	25,605	0.83	51,211
2021	0.33	26,553	0.83	53,123
2022	1.72	2,617,876	—	—
		6,589,136		7,942,538

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

29.Cash from operations

	2022	2021	2020
	$’000	$'000	$'000
Reconciliation:
Loss before income tax	(543,850)	(8,141)	(152,853)
Adjustments:
Depreciation of property, plant and equipment (note 7 and 8)	421,920	344,716	373,247
Amortization of intangible assets (note 15)	47,330	38,166	35,415
Impairment of property, plant and equipment and prepaid land rent (note 7)	38,157	51,113	27,594
(Reversal of loss allowance)/loss allowance on trade receivables (note 8.1)	(4,446)	(34,031)	13,081
Impairment of withholding tax receivables (note 8)	52,334	61,810	31,533
Impairment of goodwill (note 8)	121,596	—	—
Amortization of prepaid site rent	9,176	8,321	4,459
Net loss/(gain) on disposal of plant, property and equipment (note 8)	3,382	(2,499)	(764)
Insurance claim income (note 9)	(2,092)	(6,861)	(14,987)
Interest expense (note 11)	872,029	422,034	633,766
Interest income (note 10)	(15,825)	(25,522)	(148,968)
Share‑based payment expense (note 28)	13,265	11,780	8,342
Impairment/(reversal of impairment) of inventory	138	(315)	4,599
Reversal of decommissioning through profit and loss	—	(2,671)	—
Operating profit before working capital changes	1,013,114	857,900	814,464

Changes in working capital
(Increase)/decrease in inventory	(37,750)	6,689	(8,482)
Increase in trade and other receivables	(141,723)	(164,382)	(130,265)
Increase/(decrease) in trade and other payables	133,233	87,866	(19,018)
Net movement in working capital	(46,240)	(69,827)	(157,765)

Cash from operations	966,874	788,073	656,699

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

30Related parties

30.1Subsidiaries

IHS Holding Limited (‘the Parent’) is the ultimate parent of the following related parties at the year-end:

			Ownership
			interests	Ownership
			held	interests held
		Country of	by the Group	by the Group
Entity name	Principal activity	incorporation	2022	2021
IHS Holding Limited (ultimate parent)	Holding company	Cayman Islands	—	—
IHS Mauritius Cameroon Limited	Holding company	Mauritius	100%	100%
IHS Mauritius Côte d’Ivoire Limited	Holding company	Mauritius	100%	100%
IHS Mauritius Netherlands Limited	Holding company	Mauritius	100%	100%
IHS Mauritius Zambia Limited	Holding company	Mauritius	100%	100%
IHS Mauritius Rwanda Limited	Holding company	Mauritius	100%	100%
IHS Africa (UK) Limited	Provision of management services	United Kingdom	100%	100%
IHS Netherlands (Interco) Coöperatief U.A.	Holding company	Netherlands	100%	100%
IHS Netherlands Holdco B.V.	Provision of finance	Netherlands	100%	100%
IHS Netherlands NG1 B.V.	Holding company	Netherlands	100%	100%
IHS Netherlands NG2 B.V.	Holding company	Netherlands	100%	100%
IHS Nigeria Limited	Operating*	Nigeria	100%	100%
INT Towers Limited	Operating*	Nigeria	100%	100%
IHS Towers NG Limited	Operating*	Nigeria	100%	100%
IHS Côte d’Ivoire S.A.	Operating*	Côte d’Ivoire	100%	100%
IHS Cameroon S.A.	Operating*	Cameroon	100%	100%
IHS Zambia Limited	Operating*	Zambia	100%	100%
IHS Rwanda Limited	Operating*	Rwanda	100%	100%
Rwanda Towers Limited	Operating*	Rwanda	100%	100%
IHS Kuwait Limited	Operating*	Kuwait	100%	100%
IHS Brasil - Cessão de Infraestruturas S.A.	Operating*	Brazil	100%	100%
IHS Towers Colombia S.A.S	Operating*	Colombia	100%	100%
IHS Peru S.A.C.	Operating*	Peru	100%	100%
San Gimignano Imoveis e Adminsitracao Ltda.	Provision of land management	Brazil	100%	100%
Nigeria Tower Interco B.V.	Holding company	Netherlands	100%	100%
IHS Netherlands GCC B.V.	Holding company	Netherlands	100%	100%
IHS Netherlands KSA B.V.	Holding company	Netherlands	100%	100%
IHS GCC Limited	Provision of management services	United Arab Emirates	100%	100%
IHS Netherlands Connect B.V.	Holding company	Netherlands	100%	100%
IHS GCC KW Holding Limited	Provision of management services	United Arab Emirates	70%	70%
IHS FinCo Management Limited	Provision of finance	United Arab Emirates	100%	100%
IHS GCC MAR Holding Limited	Holding company	United Arab Emirates	100%	—
Global Independent Connect Limited	Operating*	Nigeria	100%	100%
IHS KSA Limited	Operating*	Kingdom of Saudi Arabia	100%	100%
IHS SSC FZE	Provision of management services	United Arab Emirates	100%	100%
IHS Netherlands RSA B.V	Holding company	Netherlands	100%	100%
IHS Netherlands BR B.V	Holding company	Netherlands	100%	100%
IHS South Africa Holding Proprietary Limited	Holding company	South Africa	100%	100%
IHS Towers South Africa Proprietary Limited	Operating*	South Africa	100%	100%
IHS Netherlands PHP B.V	Holding company	Netherlands	100%	100%
IHS Towers Inc.	Provision of management services	United States of America	100%	100%
IHS Netherlands EGY B.V.	Holding company	Netherlands	100%	100%
IHS Telecom Towers Egypt S.A.E.	Operating*	Egypt	80%	80%
Skysites Americas Ltda	Operating*	Brazil	100%	100%
Wi-Fi Mundial Ltda.	Operating*	Brazil	100%	100%
Topázio Empreendimentos Imoliliarios Ltda.	Operating*	Brazil	**	100%
IHS Fiber Brasil Participações Ltda.	Holding company	Brazil	100%	100%
IHS Fiber Brasil - Cessão de Infraestruturas Ltda.	Holding company	Brazil	100%	100%
I-Systems Soluções de Infraestrutura S.A.	Operating*	Brazil	51%	51%
Centennial Towers Colombia S.A.S.	Operating*	Colombia	100%	100%
Polar Breeze Colombia S.A.S	Operating*	Colombia	100%	100%
Centennial Towers Brasil Cooperatief U.A.	Holding company	Netherlands	100%	100%
Centennial Towers of Brasil B.V.	Holding company	Netherlands	100%	100%
Centennial Towers of Colombia Ltd.	Financing company	British Virgin Islands	100%	100%
IHS CNT Brasil Torres de Telecomunicacoes Ltda.	Operating*	Brazil	100%	100%
Polar Breeze Empreendimentos Ltda.	Operating*	Brazil	100%	100%

*      All operating subsidiaries provide telecommunication support services as their principal activity.

** Entity liquidated after an internal merger.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

The shares of the Parent are widely owned by various investors. No investor has the full controlling right over the Company.

30.2Key management personnel

The compensation paid or payable to key management for employee services is shown below:

	2022	2021	2020
	$’000	$’000	$’000
Key management compensation
Short‑term employee benefits	19,980	25,537	13,671
Post‑employment benefits	1,723	105	105
	21,703	25,642	13,776
Share-based payments	5,380	9,795	6,029
	27,083	35,437	19,805

Key management during in the year ended December 31, 2022 included members of the Executive team (Sam Darwish, William Saad, Mustafa Tharoo, David Ordman, Mohamad Darwish, Adam Walker (retired March 31, 2022), Ayotade Oyinlola, William Bates, Colby Synesael and Stephen Howden) and Non-Executive Directors.

30.3Other related party transactions and balances

During the year ended December 31, 2022, DAR Telecom Consulting LLC (“DAR Telecom”) was paid $175,000 (2021: $1,125,384, 2020 - Nil) for services provided by Mr Sam Darwish, the Chairman & Group Chief Executive Officer. DAR Telecom is controlled by Mr Darwish. These amounts are included in Key Management Compensation.

During the year ended December 31, 2022, DAR Telecom invoiced the Group for medical insurance premiums it had paid on behalf of the Group for Nil (2021: $85,163, 2020 - $85,338). Included in these amounts are Nil (2021: $38,330, 2020 - $36,648) that relate to Mr Darwish and are included in Key Management Compensation.

During the year ended December 31, 2022, the Group incurred costs on behalf of Mr Darwish of $26,910 (2021: $551,574, 2020 - $196,340) which were fully repaid by DAR Telecom.

At December 31, 2022, the Group had a receivable of Nil (2021: $551,574, 2020 - Nil) from DAR Telecom.

During the year ended December 31, 2022 and in prior years, the Group was provided corporate administration services by CKLB International Management Limited (“CKLB”). Mr Christian Li and Mrs Kathleen Lai, who served as directors of IHS Holding Limited until October 13, 2021, are directors of CKLB. The fees paid in prior years up to the date of their resignation were $300,935 and $252,615 for the years ended December 31, 2021 and 2020 respectively.

During the year ended December 31, 2022, the Group entered into an arm’s length agreement to sub-lease office space from a subsidiary company of Wendel Group, a significant shareholder of the Company. Under the subs-lease agreement, the Group paid rent and utilities amounting to $343,600 and paid a deposit of $195,298.

There were no other material transactions or balances between the Group and its key management personnel or members of their close family.

31.Business Combinations

For acquisitions that meet the definition of a business combination, the Group applies the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. All acquisitions completed in 2020, 2021 and 2022 met the definition of a business as defined, and were accounted for as business combinations with the exception of the additional stages of the IHS Kuwait acquisition completed in 2021 and 2022 which are accounted for as asset acquisitions.  Where acquisitions are completed within the reporting period accounting for the business combination

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

may be incomplete for valuation of assets and liabilities such that the amounts recognized in the financial statements for the business combination are determined only provisionally. There were two acquisitions during the year ended December 31, 2022. Had these businesses been acquired on January 1, 2022, the amount of revenue and loss after tax for the year ended December 31, 2022 for the Group would have been approximately $1,970 million and $466 million, respectively.

MTN telecom towers in South Africa

IHS Holding Limited, through its subsidiary IHS Towers South Africa Proprietary Limited, completed the acquisition of a portfolio of towers, comprising 5,691 towers, in South Africa from MTN South Africa on May 31, 2022, which includes an agreement to provide Managed Services, including to approximately 7,100 additional MTN South Africa sites. IHS will own 70% of the South African towers business with the remaining 30% to be owned by a B-BBEE consortium. At the date of issue of these financial statements, IHS owns 100% of the business as the transfer of the non-controlling interest has not been finalized and hence no non-controlling interest has been recognized.

The accounting for the business combination is incomplete for valuation of all assets and liabilities. The amounts recognized in the financial statements for the business combination have been determined only provisionally.

The provisional goodwill of $61.0 million includes goodwill attributable to a new market penetration for the Group. None of the goodwill recognized is currently expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the assets acquired at the acquisition date, and the amounts of revenue and loss of the acquiree since the acquisition date included in the consolidated statement of loss and other comprehensive income/(loss).

2022
$’000

Gross consideration	421,239
Net cash consideration	421,239

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	251,683
Customer related intangible asset	127,957
Network related intangible asset	67,837
Right of use asset	211,315
Lease liabilities	(211,315)
Deferred tax	(52,864)
Provisions for other liabilities and charges	(34,419)
Total identifiable net assets acquired	360,194

Goodwill	61,045

Revenue — post‑acquisition	71,398
Loss — post‑acquisition	(21,975)

São Paulo Cinco Locação de Torres Ltda.

IHS Holding Limited acquired 100% of the share capital of São Paulo Cinco Locação de Torres Ltda. (“GTS SP5”) on March 17, 2022. The acquisition is consistent with the Group’s strategy to expand in the Latin American region.

The goodwill of $54.6 million arising from the acquisition is attributable to the enhanced market presence in Brazil, the complementary service offering and closer alignment to certain customers as it relates to their future deployments. The goodwill recognized is currently expected to be deductible for income tax purposes.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date including right of use assets relating to leases which were fully pre-paid prior to acquisition, and the amounts of revenue and profit of the acquiree from the acquisition date included in the consolidated statement of loss and other comprehensive income/(loss).

2022
$’000

Gross consideration	317,188
Less: cash in business at the date of acquisition	(1,896)
Net cash consideration	315,292

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	13,395
Land	885
Customer related intangible asset	48,353
Network related intangible asset	2,520
Right of use asset	266,666
Trade and other receivables	23,575
Lease liabilities	(4,282)
Trade and other payables	(4,222)
Deferred tax	(86,239)
Total identifiable net assets acquired	260,651

Goodwill	54,641

Revenue — post‑acquisition	34,129
Profit — post‑acquisition*	6,340

* Includes profit up until an internal merger of the entity.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and loss of the acquiree since the acquisition date included in the consolidated statement of loss and other comprehensive income/(loss).

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and loss of the acquiree since the acquisition date included in the consolidated statement of loss and other comprehensive income/(loss).

	Brazil	Colombia	Total
	2021	2021	2021
	$’000	$’000	$’000

Gross consideration	93,900	47,051	140,951
Less: cash in business at the date of acquisition	(260)	(659)	(919)
Net cash consideration	93,640	46,392	140,032

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	43,890	14,074	57,964
Land	407	546	953
Furniture and office equipment	65	17	82
Capital work in progress	628	500	1,128
Right of use asset	22,273	9,761	32,034
Customer related intangible asset	35,422	32,599	68,021
Network related intangible asset	594	321	915
Software	495	1	496
Trade and other receivables	2,363	3,023	5,386
Trade and other payables	(1,471)	(3,646)	(5,117)
Provisions for other liabilities and charges	(5,272)	(527)	(5,799)
Lease liabilities	(24,028)	(10,458)	(34,486)
Tax payable	(2,809)	(625)	(3,434)
Deferred tax	(15,374)	(10,907)	(26,281)
Total identifiable net assets acquired	57,183	34,679	91,862

Goodwill	36,457	11,713	48,170

Revenue — post‑acquisition			9,515
Profit/(loss) — post‑acquisition			(3,961)

I-Systems Soluções de Infraestrutura S.A.

IHS Netherlands BR B.V. (“IHS BR BV”), a subsidiary of IHS Holding Limited, completed a deal with TIM S.A to acquire a controlling interest in I-Systems Soluções de Infraestrutura S.A. (formerly known as Fiberco Soluções de Infraestrutura S.A.)  on November 16, 2021. This includes TIM secondary fiber network and assets as well as the provision of fiber optic infrastructure services as an Open Fiber Network Service Provider. I-Systems Soluções de Infraestrutura S.A. will operate under the name of I-Systems. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

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

The goodwill of $81.8 million arising from the I-Systems acquisition is largely attributable to customer relationships and the entry into a new service offering for IHS. None of the goodwill recognized is currently expected to be deductible for income tax purposes.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and loss of the acquiree since the acquisition date included in the consolidated statement of loss and other comprehensive income/(loss).

	As reported		As re-presented
	December 31, 2021	Adjustments	December 31, 2021
	$’000	$’000	$’000

Gross consideration	266,739	(6,074)	260,665
Contingent consideration*	—	5,739	5,739
Less: deferred consideration	(64,474)	(2,366)	(66,840)
Net cash consideration	202,265	(2,701)	199,564

Capital injection**	42,996	—	42,996

Identifiable assets acquired and liabilities assumed:
Network assets	220,950	12,859	233,809
Cash	44,872	—	44,872
Capital work in progress	3,832	—	3,832
Software	539	—	539
Customer related intangible asset	—	113,159	113,159
Network related intangible asset	—	35,413	35,413
Trade and other receivables	72,989	2,349	75,338
Trade and other payables	(5,764)	(7,271)	(13,035)
Loans payable	(6,457)	—	(6,457)
Deferred tax	—	(52,415)	(52,415)
Total identifiable net assets acquired	330,961	104,094	435,055

Non-controlling interest	162,171	51,006	213,177

Goodwill	140,945	(59,162)	81,783

Revenue — post‑acquisition			5,426
Loss — post‑acquisition			(3,341)

*Contingent consideration consists of $5.7 million of consideration receivable at a future date which is recognized at fair value on the date of acquisition. The contingent consideration relates to a pay-out if certain conditions are met post-acquisition around homes connected, homes passed, and Churn.

** The capital injection relates to a payment made to I-Systems for the issuance of new share capital as part of the acquisition agreement to achieve the agreed shareholding structure post acquisition.

The acquisition accounting was completed in September 2022. As IFRS 3 requires fair value adjustments to be recorded with effect from the date of acquisition, this requires re-presentation of previously reported financial results. The impact on

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

the Statement of Financial Position, and corresponding notes to the financial statements, as at December 31, 2021 is shown below.

	As reported		As re-presented
	December 31, 2021	Adjustments	December 31, 2021
	$’000	$’000	$’000
Property, plant and equipment	1,708,834	5,427	1,714,261
Goodwill	837,374	(57,478)	779,896
Other intangible assets	701,425	144,304	845,729
Trade and other receivables - non-current	69,479	5,575	75,054
Trade and other receivables - current	469,130	2,623	471,753
Deferred tax liabilities	(118,210)	(50,909)	(169,119)
Non-controlling interest	(173,647)	(49,541)	(223,188)

IHS Kuwait Limited

In the 2020 financial year IHS GCC KW Holding Limited (‘IHS GCC KW’), a subsidiary of IHS Holding Limited completed the first two stages of the acquisition of 1,620 towers from Mobile Telecommunications Company K.S.C.P. (‘Zain Kuwait’) comprising 1,162 towers. During April 2021, October 2021 and September 2022 IHS GCC KW completed the third, fourth and fifth stages of the acquisition of 1,620 towers from Zain Kuwait comprising 67, 126 and 43 towers respectively.

The remaining 222 towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred. IHS GCC KW transferred the purchase right to IHS Kuwait Limited for the Construction, Erection and Maintenance of Wired and Wireless Communication and Radar Towers and Stations / With Limited Liability (‘IHS Kuwait’) who operates the towers as a standalone business. As part of the agreement, IHS Kuwait also assumed existing supplier contracts and land leases, allowing it to apply the Group business processes and deliver services immediately after the assignment of the towers.

As part of the agreement, Zain Kuwait subscribed for shares in IHS GCC KW representing 30 per cent of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date of the 193 towers acquired in 2021 and 43 towers acquired in 2022, and the amounts of revenue and profit/(loss) of

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

the acquiree since the acquisition date included in the consolidated statement of loss and other comprehensive income/(loss).

	2022	2021
	$’000	$’000

Gross consideration	2,729	12,248
Less: consideration received in exchange for a retained 30% interest (by Zain Kuwait) in IHS GCC KW	(819)	(1,837)
Net consideration for 70% controlling interest in the acquired towers	1,910	10,411

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	1,032	7,902
Customer related assets	1,947	5,449
Network-related assets	671	1,877
Trade and other receivables	—	872
Trade and other payables	(921)	(3,852)
Total identifiable net assets acquired (at 100%)	2,729	12,248
Goodwill	—	-

Determination of non-controlling interest
Total identifiable net assets acquired (at 100%)	2,729	12,248
Shareholder funding provided by the Group and external debt*	—	(6,124)
Total identifiable net assets acquired for purposes of non-controlling interest	2,729	6,124

Non-controlling interest portion of above at 30%	819	1,837

Revenue — post‑acquisition	n.a.	n.a.
Loss — post‑acquisition	n.a.	n.a.

* This was shareholder funding provided by the Group and recorded as short term liabilities in IHS GCC KW. These funds were loaned to IHS Kuwait to fund the acquisition of the towers from Zain. This short term liability was subsequently replaced by external debt.

32Capital commitments and contingent liabilities

32.1Capital commitments

The Group was committed to the purchase of property, plant and equipment of about $337.0 million as at December 31, 2022 (2021: $206.7 million).

32.2Contingent liabilities

The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business. The Group reviews these matters in consultation with internal and external legal counsel to determine on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.

The Group’s possible contingent liabilities in respect of litigations and claims amounted to $3.8 million at the end of the reporting period (2021: $2.0 million).

Based on legal advice received, the Group’s liability is not considered probable, thus no provisions have been made in these financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

33.Events after the reporting period

(a) New facilities in Nigeria

Nigeria (2023) term loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN165 billion ($357.5 million) term loan agreement on January 3, 2023 (as amended and/or restated from time to time the “Nigeria 2023 Term Loan”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

The Nigeria 2023 Term Loan was drawn down for an original principal amount of NGN124.5 billion (which was approximately $269.8 million), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers, IHS Nigeria, and general corporate and working capital purposes.

As of January 3, 2023, the total commitments available under the Nigeria 2023 Term Loan were NGN124.5 billion (approximately $269.8 million), which were further increased on February 9, 2023, by NGN29.0 billion (approximately $62.8 million) pursuant to the facility increase clause contained within the loan agreement.

As of March 28, 2023, NGN138.5 billion (approximately $300.2 million) had been drawn down under this facility. The proceeds from the drawdown were applied towards, inter alia, refinancing certain indebtedness of INT Towers, IHS Nigeria, general corporate and working capital purposes.

Nigeria (2023) Revolving Credit Facility

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 55 billion ($119.2 million) revolving credit facility agreement on January 3, 2023 (as amended and/or restated from time to time the “Nigeria 2023 RCF”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

As of January 3, 2023, the total commitments available under the Nigeria 2023 RCF were NGN44.0 billion (approximately $95.3 million), which were further increased on February 9, 2023, by NGN11.0 billion (approximately $23.8 million) to NGN55.0 billion (approximately $119.2 million), pursuant to the facility increase clause contained within the loan agreement.

As of March 28, 2023, the Nigeria 2023 RCF remains undrawn.

(b) Repayment of IHS (Nigeria) Local Facilities

On January 3, 2023, the following IHS (Nigeria) Limited local facilities were fully repaid,

(i)	IHSN NG1 Facility, for NGN 16.1 billion (approximately $34.9 million) entered into in March 2022

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

(ii)	IHSN NG2 Facility, for NGN 10.0 billion (approximately $21.7 million) entered into in May 2022

(c) Repayment Nigeria (2019) term loan facility

On January 3, 2023, the full remaining principal amount of the Naira tranche of the Nigeria 2019 Facility of NGN 88.3 billion (approximately $191.4 million) (plus accrued interest) was repaid.

(d) I-Systems Facility drawdown

On February 3, 2023, I-Systems Soluções de Infraestrutura S.A. drew down a tranche of BRL 80.0 million (approximately $15.3 million) pursuant to the I-Systems Facility. The interest rate applicable on this tranche is CDI plus 2.45% (assuming a 252-day calculation basis).

(e) IHS Kuwait Facility drawdown

On February 22, 2023, IHS Kuwait Limited drew down a further KWD 0.3 million (approximately $1.0 million) under the Kuwait Facility.