Form 20-F
period 2023-12-31
IHS Holding Ltd
filed 2024-03-12
CIK 1876183

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)         ☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). □

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

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data and forecasts in this Annual Report from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including Euromonitor International Limited. Certain industry, market and competitive position data and information referred to in this Annual Report is based on third-party data provided by Analysys Mason Limited, or Analysys Mason, delivered in August 2023 for use in this Annual Report. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Our and Analysys Mason’s data is derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our and Analysys Mason’s internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. Analysys Mason’s third party data is also prepared on the basis of information provided and views expressed by mobile operators, tower operators and other parties (including certain views expressed and information provided or published by individual operators, service providers, regulatory bodies, industry analysts and other third party sources of data). Although Analysys Mason has obtained such information from sources it believes to be reliable, neither we nor Analysys Mason have verified such information. You are cautioned not to give undue weight to these estimates and assumptions.

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

We define Adjusted EBITDA (including by segment) as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

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

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider these as an alternative to profit/(loss) or profit/(loss) margin for the period or other financial measures determined in accordance with IFRS.

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

Accordingly, investors and prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Annual Report may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to statements regarding our future results of operations and financial position, industry and business trends, business strategy, plans, market growth, including our ability to renew customer lease agreements or grow our business through acquisitions, the impact of the devaluation of the Naira and other economic and geopolitical factors on our future results and operations and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or access U.S. Dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;

●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;

●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in this Annual Report.

The forward-looking statements in this Annual Report are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this Annual Report and the documents that we reference in this Annual Report with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this Annual Report. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this Annual Report, whether as a result of any new information, future events or otherwise. Additionally, references to our website and other documents contained in this Annual Report are provided for convenience only, and their content is not incorporated by reference into this Annual Report.

CERTAIN DEFINED TERMS

Unless the context provides otherwise, references herein to:

●	“2025 Notes” refers to our $510 million 7.125% Senior Notes due 2025, which were fully repaid in November 2021.
●	“2026 Notes” refers to our $500 million 5.625% Senior Notes due 2026.
●	“2027 Notes” refers to our $940 million 8.0% Senior Notes due 2027.
●	“2028 Notes” refers to our $500 million 6.250% Senior Notes due 2028.
●	“9mobile” refers to Emerging Markets Telecommunication Services Limited, which was previously known as Etisalat Nigeria.
●	“Airtel Nigeria” refers to Airtel Networks Limited, a subsidiary of Airtel Africa.
●	“Brazilian Real” and “BRL” refers to the lawful currency of the Federative Republic of Brazil.

●	“Carbon Reduction Roadmap” refers to our strategy for decreasing our emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline.

●	“CBN” refers to the Central Bank of Nigeria.
●	“Centennial Acquisition” refers to the acquisition by us on March 19, 2021 of Centennial Colombia and the acquisition by us on April 8, 2021 of Centennial Brazil, both from affiliates of Centennial Towers Holding LP. At closing, Centennial Colombia had 217 towers and Centennial Brazil had 602 towers.
●	“Centennial Brazil” refers to Centennial Towers Brasil Coöperatief U.A. and its subsidiaries.
●	“Centennial Colombia” refers to Centennial Towers Colombia, S.A.S. and its subsidiaries.
●	“CSS” refers to Cell Sites Solutions — Cessão de Infraestruturas S.A.
●	“CSS Acquisition” refers to the acquisition by us on February 18, 2020 of CSS from affiliates of Goldman Sachs and Centaurus Capital LP. At closing, CSS had 2,312 towers, including 2,251 towers in Brazil, 51 in Peru and 10 in Colombia.
●	“Churn” refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract in any particular period, adjusted for the reintegration of previously lost tenancies. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.
●	“Colocation” refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.
●	“Colocation Rate” refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.
●	“Contracted Revenue” refers to lease fees to be received from the existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s current contractual term and lease fees to be received from Key Customers where we provide fiber access to an OLT for the remainder of the relevant contractual term, as of a specified date. In aggregating Contracted Revenue, we have taken the average lease rate for our Key Customers as of December 31, 2023, which is applied to the remaining term of the tenancies, lease amendments and fiber access of each Key Customer, assuming constant foreign exchange rates, no escalation of lease rates despite contractual provisions in our MLAs in that regard, no new Tenants, new Lease Amendments or new access to fiber, no amendments to our existing MLA terms and no Churn. See “Risk Factors — Our Contracted Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.”
●	“Dollar”, “USD” or “$” refer to U.S. dollars.
●	“Egypt Transaction” refers to a partnership agreement entered into in October 2021 with Egypt Digital Company for Investment S.A.E., an investment vehicle of the Egyptian Ministry of Communications, to form a joint venture, IHS Telecom Towers Egypt S.A.E., or IHS Egypt, which obtained a license from the National Telecom Regulatory Authority (“NTRA”) to construct, operate and lease telecom towers in Egypt. Under the terms of the license, and subject to the fulfillment of certain conditions, IHS Egypt has a commitment to a coverage plan of 5,800 sites over a three-year period. IHS Towers owns 80% of IHS Egypt and Egypt Digital Company for Investment owns the remaining 20%.
●	“euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
●	“GTS SP5 Acquisition” refers to acquisition by us on March 17, 2022 of São Paulo Cinco Locação de Torres Ltda (“GTS SP5”). At closing, GTS SP5 had 2,115 towers in Brazil.

●	“IFRS” refers to International Financial Reporting Standards which have been developed by the International Accounting Standards Board (“IASB”).
●	“IHS Holding Limited Notes” refers to our 2026 Notes and our 2028 Notes, collectively.
●	“IHS Netherlands Holdco B.V. Notes” refers to our 2027 Notes.
●	“IHS Nigeria” refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.
●	“INT Towers” refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.
●	“Key Customers” refers to MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d’Ivoire S.A., or Orange Côte d’Ivoire, 9mobile, Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda, Claro S.A., or Claro Brazil, TIM Cellular S.A., or TIM Brasil, Telefonica Brasil S.A., or Vivo Brazil, Colombia Móvile S.A. E.S.P., or Tigo Colombia, COMSEL S.A., or Claro Colombia, Oi S.A., or Oi Brazil, Zain Kuwait and Telkom South Africa.
●	“Kuwait Acquisition” refers to the acquisition by us of an aggregate of 1,499 towers from Zain Kuwait, following the completion of multiple closings pursuant to an acquisition signed in October 2017. As part of the transaction, some towers that we have not purchased are managed and operated under a Managed Services agreement, and currently comprise approximately 121 towers. These towers are operated in Kuwait through an entity in which we own 70% of the shares and Zain Kuwait owns the remaining 30%.
●	"Latam” refers to our business segment that includes our markets in Latin America, which currently are Brazil, Colombia and Peru.
●	“Lease Amendments” refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.
●	“LTE” refers to long-term evolution, a standard for high-speed wireless communication for mobile devices and data terminals. We refer to LTE and 4G interchangeably in this Annual Report.
●	“Managed Services” refers to when MNOs outsource the day-to-day operations of their owned towers or other towers on which they are present, including maintenance, security and power supply.
●	"MENA” refers to our business segment that includes our markets in the Middle East and North Africa region, which currently are Egypt and Kuwait.
●	“MLA” refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, master services agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.
●	“MLL” refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.
●	“MNOs” refers to mobile network operators.
●	“MTN Customers” refers to MTN Nigeria, MTN Côte d’Ivoire S.A., or MTN Côte d’Ivoire, MTN Cameroon Limited, or MTN Cameroon, MTN Zambia Limited, or MTN Zambia, MTN Rwandacell Limited, or MTN Rwanda or MTN South Africa.
●	“MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.
●	“MTN Nigeria” refers to MTN Nigeria Communications PLC.

●	“MTN SA Acquisition” refers to the acquisition of 5,691 towers from MTN South Africa on May 31, 2022. As part of the transaction, we are also required to provide Managed Services, including to approximately 7,100 additional MTN South Africa sites. IHS Towers will over time own 70% of the South African Towers business with the remaining 30% owned by a B-BBEE consortium.
●	“MTN South Africa” refers to Mobile Telephone Networks Proprietary Limited.
●	“NAFEM” refers to the Nigerian Autonomous Foreign Exchange Rate Fixing Market introduced by the CBN in October 2023 to rename the Investors’ and Exporters’ foreign exchange trading window implemented by the Central Bank of Nigeria in April 2017.
●	“NAFEX” refers to the Nigerian Autonomous Foreign Exchange Rate Fixing and is the reference rate for spot FX operations in the Autonomous FX Market in Nigeria.
●	“Naira”, “NGN” and “₦” refers to the lawful currency of the Federal Republic of Nigeria.
●	“New Sites” refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant.
●	“Notes” refers to the IHS Holding Limited Notes and IHS Netherlands Holdco B.V. Notes, collectively.
●	“OLT” refers to an optical line terminal or optical line termination, which is a device which serves as the service provider endpoint of a passive optical network.
●	“Project Green” refers to the current phase of our Carbon Reduction Roadmap.

●	“Prospectus” refers to the final prospectus of IHS Holding Limited, dated October 13, 2021, filed with the Securities and Exchange Commission (“SEC”) in accordance with Rule 424(b) of the Securities Act on October 15, 2021.
●	“ROU” refers to towers we operate under a right of use agreement for a defined period. Where there is an ROU agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves.
●	“South African Rand” and “ZAR” refers to the lawful currency of the Republic of South Africa.
●	“sites” refers to towers that are owned or operated by us.
●	“Skysites” refers to Skysites Holdings S.A.
●	“Skysites Acquisition” refers to the acquisition by us on January 6, 2021 of Skysites from a group of eighteen persons. At closing, Skysites had 1,005 towers in Brazil.
●	“SLAs” refer to site-specific documents or agreements entered into in relation to specific sites pursuant to an MLA.
●	“SSA” refers to our business segment that includes our markets in the Sub-Saharan region of Africa, which currently are Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia.
●	“subscribers” refers to the number of active subscriber identification module, or SIM, cards in service rather than the number of services provided (excluding machine to machine connections). For example, if a subscriber has both a data and voice plan on a smartphone this would equate to one subscriber. Alternatively, a subscriber who has a data and voice plan for a smartphone and a data plan for a tablet would be counted as two subscribers.
●	“Tenants” refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.
●	“TIM Fiber Acquisition” refers to the acquisition and deployment of TIM Brasil’s secondary fiber network infrastructure. Closing occurred on November 16, 2021. The existing and future fiber assets are operated in Brazil through a new entity, which we refer to as I-Systems, in which we own 51% of the shares and TIM Brasil owns the remaining 49%.
●	“TIM Brasil” refers to TIM S.A.

●	“Towers” refers to ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.
●	“Zain Kuwait” refers to Mobile Telecommunications Company K.S.C.P.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.  Reserved.

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

A significant portion of our revenue in each of our markets of operation is derived from a small number of customers, who usually constitute some of the largest MNOs in those markets. In particular, for the years ended December 31, 2023 and 2022, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 97% and 97%, respectively, of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 46% and 14%, respectively, of our consolidated revenue for the year ended December 31, 2023. Should there be any negative impact on the businesses of our major customers, including these key MNOs, including as a result of global economic conditions, it could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us.

Due to the long-term nature of our MLAs (usually 5 to 10 years with subsequent renewal provisions), we are also dependent on the continued financial strength of our customers. Some customers may operate with substantial leverage and/or rely on capital-raising to fund their operations and such customers may not have sufficient credit support or the ability to raise capital. If, for example, our customers or potential customers are unable to raise adequate capital to fund their business plans, including as a result of events with a wide-ranging regional or global impact (including health pandemics or epidemics) or economic conditions or if they do not have adequate parental support, they may reduce their capital spending, which could materially and adversely affect demand for space on our Tower sites or other infrastructure, which in turn could have a material adverse effect on our financial condition and/or results of operations.

Furthermore, some of our customers have or may become subject to regulatory or other action, which may result in unanticipated levies or fines. For example, in 2018, the CBN raised allegations of improper repatriation by MTN Nigeria Communications PLC, or MTN Nigeria, of $8.1 billion between 2007 and 2015 relating to a private placement of shares (which matter was ultimately resolved), and until January 2020, MTN Nigeria was involved in a $2 billion dispute with Nigeria’s Attorney General regarding a demand for allegedly unpaid tax, which was subsequently referred to the Nigeria Federal Inland Revenue Service, or FIRS, and the Nigeria Customs Service. In October 2023, it was reported that Nigeria’s Tax Appeal Tribunal decided a tax dispute between the FIRS and MTN Nigeria in FIRS’ favor and ordered MTN to pay the FIRS a VAT assessment of US$72.6 million.  MTN in response to the ruling issued a statement published on the Nigerian Exchange platform, NGX, claiming that the tribunal upheld a principal liability of US$47.8 million and it would be appealing the decision. Any fines levied against our customers, their inability to fund their operations or other financial difficulties experienced by our customers could negatively affect their demand for tower space or their ability to perform their obligations under their lease agreements with us, and in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

In addition, in 2017 Emerging Markets Telecommunication Services Limited, or 9mobile, previously known as Etisalat Nigeria, one of our Key Customers in Nigeria, experienced certain payment issues with lenders, which ultimately resulted in the lenders enforcing their security rights over shares in 9mobile previously held by Etisalat Group (Emirates Telecommunications Group Company PJSC). The current ownership status of 9mobile is in transition, and while we continue to engage with 9mobile as a regular customer and receive payments from 9mobile (including a $48 million non-recurring payment in 2023, adjusted for withholding tax, for services provided but for which revenue had not been recognized, and payments pursuant to discussions on a payment plan), 9mobile has failed to make full monthly payments to us in the past and any continued or future failure to make payments (including pursuant to any new arrangements entered into to try and resolve the situation) may result in us not receiving payment of amounts owed to us and further potential renegotiation of contract terms. See “— We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices.” These circumstances may, in turn, have a material adverse effect on our business, prospects, financial condition and/or results of operations. For the years ended December 31, 2023 and 2022, 9mobile accounted for 5% (including one-off revenues of $48 million) and 4% of our revenue generated, respectively.

In addition, if any of our customers are unwilling or unable to perform their obligations under the relevant tower lease or other customer agreements, including as a result of events with a wide-ranging regional or global impact, or related events (such as regulatory interventions on pricing to make MNO services more accessible, for example, during periods of lockdown or restricted movement or operations), our revenue, financial condition and/or results of operations could be adversely affected. In the ordinary course of our business, we do occasionally experience disputes with our customers, generally regarding the interpretation of terms in our lease agreements. From time to time, we also undertake routine revenue assurance exercises to determine that all customer equipment on site and services being provided to the customers are being accurately invoiced according to our contracts, and occasionally, we locate equipment that we have not previously invoiced to customers that we believe we are contractually able to invoice. Historically, we have sought to resolve these disputes in an amicable manner, and such disputes have not had a material adverse effect on our customer relationships or our business. However, it is possible that such disputes could lead to a termination (or non-renewal) of our lease agreements with customers, a material modification of the terms of those lease agreements or a failure to obtain new business from existing customers, any of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Furthermore, if we are forced to resolve any of these disputes through litigation or arbitration, our relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenue or increased costs, which may in turn result in a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

No assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements. While a number of the MLAs with our customers are deemed automatically renewed or continue in effect on a month-to-month basis, under the same contractual provisions, if not canceled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, MLAs with certain customers in Nigeria, Rwanda and Zambia are up for renewal in 2024 and MLAs with certain customers in Rwanda, South Africa and Zambia are up for renewal in 2025. No assurance can be given that we will be successful in renewing or negotiating favorable terms with these or other customers, or that we will not be required to enter into interim continuation provisions with these customers if we are unable to agree to renewal agreements prior to the expiry of our current agreements. For example, in September 2023, MTN Nigeria issued a statement that it has selected ATC Nigeria Wireless Infrastructure Solutions Limited to provide services to approximately 2,500 sites that are currently owned and managed by IHS Nigeria pursuant to lease agreements that are due to expire in 2024 and 2025. Any failure to obtain renewals of existing customer lease agreements or failure to successfully negotiate favorable terms for such renewals of or amendments to existing agreements (if sought) could result in a reduction in revenue and, accordingly, have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices.

Our contractual invoicing cycle is typically monthly in arrears or monthly or quarterly in advance, with the contractual payment cycle on average 30 to 60 days post invoice. As of December 31, 2023, we had gross receivables more than 90 days overdue of $40.4 million and held an impairment provision allowance of $21.2 million. While we may continue to pursue our contractual rights in collecting outstanding amounts, should the relevant counterparties be unable to meet their obligations to pay us any such sums in a timely manner, this could have a material adverse effect on our business, prospects, financial condition and/or results of operations, including planned working capital requirements. In addition, if our customers experience financial difficulties, as a result of regulatory actions, events with a wide-ranging regional or global impact (including health pandemics or epidemics), global economic conditions, prolonged economic downturn, inability to raise funds or capital, or for any other reason, we may be unable to collect amounts due under invoices from those customers, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our current and future markets involve additional risks compared to more developed markets, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We and our customers operate in various international markets, particularly in emerging markets such as in Africa, the Middle East and Latin America. As a result, we may, directly or indirectly, be exposed to economic, political and other uncertainties, including, but not limited to, risks of:

●	general political and/or economic conditions, including any deterioration thereof, impacting our existing or anticipated markets of operation, such as the effects of outbreaks or events with a wide-ranging regional or global impact (including health pandemics or epidemics), geopolitical conflicts and wars (whether local, regional or international), or as a result of changes in the price of commodities, examples of which include the historical declines in copper prices that adversely affected Zambia’s economy or the volatility of oil price markets that have adversely affected economies such as Nigeria’s;
●	inflation and measures taken to control inflation;
●	civil strikes, acts of war, terrorism, insurrection and incidents of general lawlessness;
●	acts of piracy or vandalism;
●	significant governmental influence over (or intervention in) many aspects of local economies, including, but not limited to, import-export quotas, subsidies on certain input products, license requirements or restrictions, or wage and price controls, or the imposition of trade barriers;
●	telecommunications regulatory systems and/or competition regimes regulating our or our customers’ services, or our ability to invest further in particular markets as a result of antitrust regimes that may, for example, impact us due to our ultimate shareholders also investing in other, ancillary businesses in the same market or determining our market share is too large, requiring sales of assets or other restrictions that impact our business;
●	laws or regulations that tax or otherwise restrict repatriation of earnings or other funds or otherwise limit distributions of capital;
●	laws or regulations that restrict foreign investment or indigenous ownership laws, or expropriation or governmental regulation restricting foreign ownership or requiring divestiture;

●	uncertain tax regimes and inconsistent income taxation, or changes to existing or new tax laws, rates or fees, either generally or directed specifically at the ownership and operation of towers, communications infrastructure or our international acquisitions or other transactions and operations, which may also be applied or enforced retroactively;
●	changes to zoning regulations or construction laws, which could also be applied retroactively to our existing sites or infrastructure;
●	actions restricting or revoking spectrum or other licenses or suspending business under prior licenses;
●	security and safety of employees, and material site security issues;
●	inability to secure rights or access to the land necessary to execute customer orders for New Sites and for new fiber roll-out;
●	significant license or permit surcharges;
●	difficulties in staffing and managing operations, labor unrest or unionization action (including in relation to the business of any third-party supplier or customer), or changes in labor conditions (including, but not limited to, increases in the cost of labor, as a result of unionization or otherwise);
●	seizure, nationalization or expropriation of property, equipment or other assets;
●	repudiation, nullification, modification or renegotiation of contracts;
●	limitations on insurance coverage, such as political risk or war risk coverage, in certain areas;
●	political or social unrest, whether internal, local, tribal, regional or otherwise;
●	local, foreign and/or U.S. monetary policy and foreign currency fluctuations and devaluations, changes in foreign currency exchange rates, restrictive foreign exchange regulations (including, for example, restrictions on the transfer of funds into or out of countries in which we operate) and/or illiquidity in the foreign exchange markets (such as the historic and recent fluctuations in the Naira, and the ongoing significant shortage of U.S. dollar liquidity in Nigeria);
●	price setting or other similar laws for the sharing of passive communications infrastructure, or requirements to construct New Sites in remote or rural areas that are less commercially viable for us;
●	logistical and communications challenges, complications associated with repairing and replacing equipment in remote locations, or supply chain issues arising out of global or geopolitical issues, such as operational and transport restrictions or challenges;
●	equipment failure, grid unavailability, planned and unplanned outages, fires, natural catastrophes or climate-related events, accidents and infrastructure that lead to network failure;
●	U.S. and foreign sanctions, trade embargoes or export control restrictions;
●	failure to comply with U.S. Treasury and other internationally recognized sanctions regulations restricting doing business with certain nations or specially designated nationals;
●	failure to comply with anti-bribery, anti-corruption or money laundering laws and regulations such as the Foreign Corrupt Practices Act, the UK Bribery Act or similar international or local anti-bribery, anti-corruption or money laundering laws and regulations, or Office of Foreign Assets Control requirements;
●	potential adverse or unforeseen changes in laws and regulatory practices, or inconsistent or unpredictable application of laws or regulations by governmental authorities, including financial regulators;
●	uncertain rulings or results from legal or judicial systems, including inconsistencies between and within laws, regulations and decrees, and judicial application thereof, which may be enforced retroactively, and delays in the judicial process;

●	actions, proceedings, claims, disputes and threats brought by governments, regulators, entities or individuals for fees, taxes or other payments, even if meritless or frivolous under applicable law;
●	regulatory or financial requirements to comply with bureaucratic actions;
●	changes to existing laws or new laws, and/or changing labor and taxation laws or policies, including confiscatory taxation;
●	other forms of government regulation and economic conditions that are beyond our control;
●	governmental corruption, consequences of poorly designed and executed government policies, corrupt practices (or alleged corrupt practices) on the economy in general or particular industries or companies, or of ineffective or insufficient corporate governance standards and practices; and
●	higher volatility of our ordinary share price.

Any of these or other risks could adversely impact our customers’ and/or our operations, which, in turn, could have a material adverse effect on our business, prospects, financial condition and/or results of operations, as well as our growth opportunities. In particular, a significant portion of our revenue is currently derived from our Nigerian operations (65.0% of our revenue for the year ended December 31, 2023), and any such risks materializing within Nigeria in particular may have a significant impact on our business as a whole, including our business, prospects, financial condition and/or results of operations.

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

Our expansion into new geographic markets, such as Latin America and South Africa, and other markets we may enter in the future, may present competitive, distribution, regulatory and other challenges that differ from the challenges we face in markets that we have historically operated in. In addition, we may be less familiar with the customers, competitive dynamics (including antitrust concepts or regimes that may be based on our ultimate group shareholding and that may limit our ability to make future investments, due to, for example, our ultimate shareholders also investing in other ancillary businesses in the same market, which regulatory authorities in some markets may view as impacting their antitrust considerations) and regulatory environment in these markets and may ultimately face different or additional risks, as well as increased or unexpected costs, compared to those we experience in our existing markets. Expansion into new geographic markets may also expose us to direct competition with companies with whom we have limited or no past experience as competitors. To the extent we rely upon expanding into new geographic markets and do not meet, or are unprepared for, any new challenges posed by such expansion, our future sales growth could be negatively impacted, our operating costs could increase, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See also “Risks Relating to the Markets in which We Operate.”

We and our customers face foreign exchange risks, which may be material.

For the years ended December 31, 2023 and 2022, 49% and 52%, respectively, of our revenue was linked to the U.S. dollar or in euro-pegged currencies. The manner in which this revenue is linked to the U.S. dollar or the euro differs across our MLAs and jurisdictions of operation.

Our U.S. dollar-linked revenue is denominated in U.S. dollars in the relevant MLAs, but paid to us in local currency through contractual mechanisms. In such cases, including the majority of our MLAs in Nigeria, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. Such MLAs typically have U.S. dollar-denominated components and local currency components of pricing, and the U.S. dollar components are converted to the local currency for settlement at a fixed conversion rate for a stated period of time, which conversion rates are reset monthly, quarterly and semi-annually. As a result, in the event of devaluation, such as the one that occurred in June 2023 in Nigeria, there is a risk of a delay between the timing of the devaluation and the next contractual reset, which may be significant. During the period between the date of the devaluation and the date of the reset, all of our revenue (i.e., both revenue that is contractually linked to the U.S. dollar and that is contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward at the relevant time. Furthermore, our ability to maintain or enter into such contractually linked foreign exchange protection mechanisms with our current and new customers in the future is not assured, which may in turn reduce our protection against fluctuations in foreign exchange rates and therefore could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

In addition, the conversion rates included in our MLAs may also be different from the rates at which our financial results are translated into U.S. dollars for reporting purposes. If we are required to use a higher rate for accounting purposes than that of our contracts, notwithstanding any underlying performance, it is likely that our financial results for the relevant periods in the future will show a related decline in performance. For example, as described below under “— The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations,” in April 2017 the CBN introduced a new foreign exchange window for investors and exporters (the I&E window, now referred to as NAFEM), and while certain of our contracts in Nigeria contain contractually linked foreign exchange protection mechanisms that are intended to protect against foreign exchange fluctuations, such contracts historically only protected against changes in the official CBN exchange rate. While we reached  agreement with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which is currently approximately aligned to the NAFEM rate), should these and similar circumstances arise again (where there is a divergence between the applicable market rate or translation rates for our financial results, and the exchange rate reflected in our contracts with customers), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks, which could materially impact our results of operations. For instance, in June 2023, the CBN announced the unification of all segments of the foreign exchange market by replacing the old regime of multiple exchange rate “windows” for different purposes with, in effect, a market rate. The unification of the Nigeria foreign exchange market was aimed at eliminating multiple “windows” and to allow foreign exchange transactions to be determined by market forces via a single I&E window (now referred to as NAFEM). Despite these efforts, the Naira depreciated significantly against the U.S. dollar and from June 14, 2023 to December 31, 2023, the NAFEM rate depreciated by 47.7%, from approximately ₦474.0 to $1.00 to approximately ₦907.1 to $1.00, while the Bloomberg rate depreciated by 48.2%, from approximately ₦472.3 to $1.00 to approximately ₦911.7 to $1.00 during the same period. In addition, some of our contracts, particularly in Latin America, South Africa and Kuwait, are based on local currency pricing with no direct foreign exchange link or conversion mechanism, and therefore any depreciation in local currency rates against the U.S. dollar would similarly impact our financial results when they are translated into U.S. dollars for reporting purposes, notwithstanding any underlying performance.

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

Most of our expenses are in the local currencies of the relevant jurisdiction of operation, except for certain of our borrowings, which are predominantly in U.S. dollars. For example, our Notes and some of our other indebtedness (for example, the IHS Holding 2022 Term Loan and certain Nigerian letters of credit) are denominated in U.S. dollars, with an aggregate principal amount outstanding of approximately $2,618 million as of December 31, 2023. Certain other components of our capital expenditures may also be linked to foreign currency-based pricing elements. Diesel, which is one of our most significant expenses, may be considered as linked to U.S. dollars given the international pricing of oil, and can be paid for in U.S. dollars when purchased offshore or in local currency when purchased locally. See “— Any increase in operating expenses, particularly increased costs for diesel or an inability to pass through or mitigate against increased diesel costs, could erode our operating margins and could have a material adverse effect on our business, prospects, financial condition and/or results of operations.” Should the relevant local currencies depreciate against the U.S. dollar, the cost of buying diesel in the relevant local currency may increase, but the impact on our results is less notable when translated back into U.S. dollars at a higher foreign exchange rate. There may, however, be instances where our suppliers face foreign exchange pressure in the importation of certain materials, or as a result of the exchange rate at which they are able to source (or which applies to items for which charges are based on) foreign currency and import certain materials. This could in turn result in pressure from our suppliers to increase amounts payable by us.

We hold U.S. dollar cash balances in some of our jurisdictions of operation and/or convert local currencies to the relevant foreign currencies for payment obligations. We are also party to certain instruments and/or facilities (such as letters of credit) from time to time, where there may be requirements to hold or deposit foreign-currency linked amounts (including local currency equivalents) to back-up debt or other obligations (including, but not limited to, as collateral). Accordingly, we are subject to fluctuations in the rates of currency exchange between the local currencies and the relevant foreign currency, as well as availability to source the relevant foreign currency in the jurisdictions in which we operate, and such fluctuations and/or availability could have a material adverse effect on our business, prospects, financial condition and/or results of operations. We may also be required to post additional foreign-currency linked amounts as collateral or otherwise to reflect such fluctuations. There may also be limited availability of U.S. dollars in the market at the time when we convert the relevant local currency to U.S. dollars, in which case we may need to convert the relevant local currency into U.S. dollars at a less favorable currency exchange rate. See also “Risks Relating to the Markets in which We Operate — Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate could have a material adverse effect on our ability to service our foreign currency liabilities.”

In addition, our major customers may also face foreign exchange risks where their revenue is denominated in local currency, but their costs, including the fees they pay to us, are denominated in, or linked to, a foreign currency such as the U.S. dollar. When the local currency depreciates against the relevant foreign currency (such as the significant depreciations of the Naira against the U.S. dollar in 2016 (when the Naira depreciated from approximately ₦196.5 to $1.00 as of January 1, 2016 to ₦304.5 to $1.00 as of December 31, 2016), in 2023 (when the Naira depreciated from approximately ₦461.5 to $1.00 as of January 1, 2023 to ₦911.7 to $1.00 as of December 31, 2023), and again in January 2024, with the Naira having depreciated to ₦1,400.0 to $1.00 as of February 1, 2024)), it may impact the ability of our customers to make payments to us on a timely basis or at all, and our customers may either raise prices for their customers or cut back on capital and operational expenditures, both of which could reduce future demand for our services, or result in requests to renegotiate contract terms with us prior to the relevant MLA end date.

Fluctuations in exchange rates, including volatility related to events affecting the global economy or to geopolitical events or conflicts, depreciation of local currencies and/or a lack of sufficient availability of hard/international currencies, as required, could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See “— Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility” and “— The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations.”

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

This has been particularly relevant to our operations in Nigeria in the past, where a significant portion of our operations are based. Following the significant depreciation of the Naira against the U.S. dollar in 2016, as described in “Risks Relating to Our Business — We and our customers face foreign exchange risks, which may be material,” in a continuing effort to improve U.S. dollar liquidity in Nigeria and to assist investors and exporters in accommodating foreign exchange transactions, the CBN introduced a new foreign exchange window for investors and exporters in April 2017 (the I&E window

(now referred to as NAFEM), from which the NAFEX rate is also derived). This resulted in a situation where there were differing exchange rates in the market and we were required to regularly monitor and evaluate which exchange rate was most appropriate to apply in the translation of the Naira books of our Nigerian operations to U.S. dollars for our consolidated group reporting purposes.

Until the CBN ceased publishing the CBN official rate in May 2021, there existed a divergence between the two rates, with the CBN official rate (against the U.S. dollar) usually being lower than the NAFEX rate. Although  the CBN ultimately implemented steps to unify the Nigerian foreign exchange market in June 2023, by replacing the old regime of multiple exchange rate segments into a single NAFEM window within which foreign exchange transactions would be determined by market forces, it is possible that in the future, official exchange rates in Nigeria or our other markets of operation may diverge again from prevailing market exchange rates due to future government interventions. We currently use the USD/NGN rate published by Bloomberg, which is approximately aligned to the NAFEM window rate, for reporting purposes.

The determination of the most appropriate rate to use at the relevant time we produce financial information will depend on a number of factors, including, but not limited to, availability and liquidity in the market generally. The foreign exchange rate that we determine to be the most appropriate for the translation of our results for group reporting purposes may, therefore, differ from the conversion rates contained within our contracts. For example, in Nigeria, following the Naira depreciation in 2016 and the existence of multiple rates in the market, we began to translate the results of our subsidiaries in Nigeria into our presentation currency, U.S. dollars, at rates more reflective of the NAFEX. Prior to the agreements that we subsequently reached with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg, because the NAFEX rate used for accounting purposes had historically been higher than the CBN official rate used in our contracts, notwithstanding any underlying performance, our financial results for the relevant periods would have shown a related decline in performance in case of devaluation of the NAFEX where the CBN official rate remained at the same level. While our contracts with certain of our Key Customers in Nigeria were amended to resolve that anomaly, and notwithstanding the action taken by the CBN in June 2023 to unify the Nigerian foreign exchange market, there can be no assurance that such a divergence between the applicable market rate or translation rate for our financial results, and the exchange rate reflected in our contracts with customers, will not occur again in Nigeria, or that the prevailing market rate on Bloomberg will not diverge from other exchange rates in the market (including NAFEM), or that a similar situation would not occur in other countries in which we operate, any of which could, in turn, have a material adverse effect on our business, prospects, financial condition and/or results of operations, notwithstanding any underlying performance.

In addition, other measures taken by the relevant central banks or similar, including the manner in which various exchange rates are published, may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts.

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

The existing and future execution of our strategic and operating plans will, to some extent, be dependent on external factors that we cannot control, such as changes in the tower infrastructure industry or the wider communications industry, particularly in the various jurisdictions in which we operate and may seek to operate in the future, changes in budgets of or demand from our current or potential customers for tower and other communications infrastructure services, international legislative and regulatory changes, changes in regional security or the economy of the countries in which we operate, changes in fiscal and monetary policies, the availability of additional tower and other communications infrastructure portfolios for acquisition and restrictions or other limitations relating to foreign direct investment or foreign ownership in particular markets (including, among other things, events such as inflation, geopolitical instability, health pandemics or epidemics, or events with a wide-ranging regional or global impact, accelerating the implementation of any such measures or giving rise to such factors). For example, high tariffs charged to users in the countries in which we operate compared to certain other countries in which we do not operate, may impede or slow the growth of the communications industries in the countries in which we operate and, in turn, our business.

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

In addition, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. For instance, we expect to adopt a more balanced approach to revenue growth and cash generation to counterbalance the recent macroeconomic headwinds across the world, particularly in Nigeria given the significant recent depreciations of the Naira in June 2023 and January 2024. As part of our heightened focus on cash generation, we may pursue operational efficiencies through productivity enhancements, cost and capital expenditure reductions, and a review of our portfolio of markets and assets. Notwithstanding these expectations, we may deploy strategic plans that ultimately do not achieve our initial expectations, particularly as they relate to entering new markets or exiting certain markets, acquiring or disposing of assets or deploying growth capital. Incorrect initial assumptions or the failure to implement and execute our strategic and operating plans in a cost-effective and timely manner, or at all, realize the cost savings or other benefits or improvements associated with such plans, or have financial resources to fund the costs associated with such plans or to incur costs in excess of anticipated amounts, or sufficiently assess and reassess the plans (including, in each case, as a result of challenges that may be posed or arise as a result of operating companies in which we may not have a majority of the economic or share ownership, whether in terms of operational or further commensurate funding challenges or otherwise), could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Further, successful execution of our business plan will require effective management of growth, which may include acquisitions or dispositions. The management team, operational systems and internal controls currently in place or to be implemented may not be adequate for such growth or other strategy, and the steps taken to hire personnel and to improve such systems and controls may not be sufficient. If we are unable to grow as anticipated, manage our growth effectively or successfully integrate any acquisitions (including their information technology or finance systems into our control environment), it could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See Item 4.B. “Business Overview — Our Strategy” for further information on our key strategies.

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

We engage third-party contractors to provide various services in connection with the site acquisition, construction, supply of equipment and spare parts, access management, security and preventative and corrective maintenance of tower sites, as well as power management, including the supply of diesel to certain of our sites, sometimes with a small number of contractors in the relevant jurisdiction. For example, we have outsourced power management, refurbishment, operations and maintenance and security functions for certain of our sites in Nigeria to certain key suppliers and may continue to do so in other markets (including any new markets which we may enter). Their power management functions include the supply of diesel to and deployment of alternative power technologies, such as hybrid and solar power technologies, on certain sites, to help reduce diesel consumption to a contracted volume. Across our 11 markets, as of December 31, 2023, we outsourced certain operations and maintenance activities at 80% of our Towers. We also engage third-party contractors and suppliers with respect to other systems we use to operate our business, including but not limited to information technology systems and services.

We are exposed to the risk that the services rendered by our third-party contractors will not always be available, satisfactory or match our and/or our customers’ targeted quality levels, as well as the risk that they may otherwise be unable to perform their obligations to some extent or at all, including as a result of labor disputes, insolvency, operational, access or transport restrictions or other limitations related to global or regional health events or outbreaks (such as COVID-19), geopolitical events (such as those related to political instability, conflicts or wars), or other events resulting in the imposition of economic or trade sanctions, export controls or similar restrictions. As a result, we may experience interruptions in our ability to provide services, our customers may be unsatisfied with our services, and we may be required to pay certain financial penalties under our contracts, or our customers may terminate their contracts in the event of a material breach, any of which could have a material adverse effect on our reputation and brand, as well as our business, prospects, financial condition and/or results of operations.

Additionally, over the past few years the U.S. government has imposed economic and trade sanctions and export control restrictions on a number of entities in China, including certain China-based technology companies (such as Huawei Technologies Co., Ltd., or Huawei, and certain of its affiliates), with whom we conduct business. It is possible that, in the future, there may be additional regulatory challenges or enhanced trade-related restrictions targeting Huawei or other China-based technology companies. Such potential restrictions or sanctions, as well as any associated inquiries or investigations or any other government actions, may be difficult or costly to comply with and may, among other things, delay or impede the development of the technology, products and solutions of China-based third-party contractors and/or suppliers with whom we are currently engaged or may become engaged with and hinder the stability of the supply chains of such contractors and suppliers, any of which may have a material adverse effect on our business, financial condition and/or results of operations.

In addition, if third-party contractors do not meet execution targets for both financial and operational performance, including not meeting our standards of service or complying with health, safety, employment or other laws and regulations, or are unable to perform to some extent or at all, we may have to step in and complete the process. If we are required to undertake this work ourselves, it could require extensive time and attention from our management and lead to increased future operating costs while the work is carried out, which in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We rely on third-party suppliers for the supply of diesel, materials, equipment and other goods, and any disruption in the provision of those goods would hinder our ability to effectively deploy or maintain our infrastructure.

We rely on third parties for supply of various materials, equipment and other goods or items to support our operations, including the supply of diesel, which is critical, as many of the markets in which we currently or may, in future, operate (including, in particular, those in Africa) have limited or unreliable power grid connectivity (including due to the impact of seasonal extreme weather conditions), thereby resulting in a heavy reliance on alternatives such as diesel-powered generators. Given the importance of diesel for our operations, we may purchase diesel in large quantities which is then stored at our facilities. This supply could be disrupted by events that are beyond our control, including, for example, outbreaks or events with a wide-ranging regional or global impact (including health pandemics or epidemics), or geopolitical events such as those related to political instability, conflicts or wars.  While we aim to purchase diesel from reputable third parties that can provide a consistent supply of diesel of appropriate quality, we also cannot control the ultimate source of the diesel provided by such suppliers or any alteration in the quality of the product at the point of receipt (such as adulteration or theft of products during the delivery period).  While we maintain planning, monitoring and logistics systems including bulk storage facilities aimed at providing a consistent supply of diesel to sites, scarcity of diesel, lack of available trucks, labor disputes, blockades, protests by third parties, queues and other issues at fuel depots and security concerns at certain sites, and fire, among other things, including the impact of climate change or related initiatives, have in the past and may in the future, cause this supply to be disrupted. Disruption in the supply of diesel or diesel quality not meeting our requirements would impede our ability to continue to power our sites and adversely affect power uptimes. Widespread or long-term disruption in the supply of diesel may result in us being unable to meet the service level agreement targets under our MLAs, and in some cases we would be required to shoulder resultant financial penalties, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We also rely on third-party suppliers for many of the other materials, equipment and goods necessary to operate our business, including batteries, solar panels, and fiber optic cable. The failure of suppliers to supply equipment in a timely manner or on commercially reasonable terms could delay our plans to expand our business and otherwise increase our costs. Our orders with certain of our suppliers may represent a very small portion of their total orders. As a result, they may not give priority to our business, leading to potential delays in or cancellation of our orders. If any single-source supplier were to fail to supply our needs on a timely basis or cease providing us with equipment, we would be required to locate and contract with substitute suppliers. We may have difficulty identifying a substitute supplier in a timely manner and/or on commercially reasonable terms. If this were to occur, our business and operations could be harmed. In addition, adverse economic conditions and trade policy considerations, such as supply chain disruptions and labor shortages and persistent inflation, have impacted, and may continue to adversely impact our suppliers’ ability to provide us with materials and equipment, which may negatively impact our business. These economic conditions make it more difficult for us to accurately forecast and plan our future business activities.

Additionally, there are increasing regulations and expectations in various jurisdictions that companies monitor the environmental and social performance of their suppliers, including compliance with a variety of labor practices and the provenance of certain materials, as well as consider a wider range of potential environmental and social matters. Compliance can be costly and may require us to establish or augment programs to diligence or monitor our suppliers, or, in certain cases, to design supply chains to avoid certain regions altogether. Failure to comply with such regulations can result in fines, reputational damage, or otherwise adversely impact our business.

Our Contracted Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.

Our Contracted Revenue disclosed in this Annual Report represents our estimate of the lease fees to be received from existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s current contractual term and lease fees to be received from Key Customers where we provide access to fiber access to an OLT for the remainder of the relevant contractual term, as of December 31, 2023. Our Contracted Revenue is based on certain estimates and assumptions, such as constant foreign exchange rates, no escalation of lease fees despite contractual provisions in our MLAs in that regard, no new tenants or new Lease Amendments added, no amendments to our existing MLA terms and no Churn. Unanticipated events may occur that could adversely affect the actual results achieved by us during the periods to which these estimates relate, causing some or all of the actual results to deviate from our estimates and assumptions, which in turn could have a material adverse effect on our business, financial condition and/or results of operation.

Any increase in operating expenses or costs, particularly increased costs for diesel or ground lease costs, or an inability to pass through or mitigate against such costs, could erode our operating margins and could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our primary operating expenses include diesel fuel, site maintenance and security, salaries of engineers and security personnel, fees for licenses and permits and insurance. In addition, we incur ground lease costs and the continued development, expansion and maintenance of our tower site and other communications infrastructure requires ongoing capital expenditure. There is no assurance that our operating expenses, including those noted above, will not increase in the future or that we will be able to successfully pass any such increases in operating expenses to our customers. For example, we require a substantial amount of diesel to power our tower site operations. For the year ended December 31, 2023, the cost of power generation, which includes diesel, haulage and minimal electricity, accounted for 33.5% of our cost of sales, as compared to 36.2% of our cost of sales for the year ended December 31, 2022.

Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including but not limited to the impact of events with a wide-ranging regional or global impact (including health pandemics or epidemics), geopolitical conflicts and wars (including their consequences, for example on trade routes or supply chains), and any related economic sanctions, foreign exchange effects and/or climate change or related initiatives, and we are only able to pass through a component of the fuel costs at our sites to our customers under the terms of certain of our contracts. We therefore remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly. Further, our attempts to reduce power costs through the deployment of DC generators, hybrid battery and solar technologies, while presently successful, may not be successful in the future.

On May 31, 2023, the Nigeria Federal Inland Revenue Service issued a letter to diesel suppliers in Nigeria, informing them that they would be required to pay a Value Added Tax (VAT) of 7.5% on imported diesel at the point of entry into the country. However, on October 1, 2023, the Federal Government of Nigeria suspended VAT on imported diesel for a period of six months effective from October 1, 2023 through to March 31, 2024. Our business could be directly impacted from the reinstatement of VAT as we might be unable to pass the cost through to our customers.

Our ground lease costs are for a fixed duration, typically a 10-to-15-year term, paid for either on a monthly or quarterly basis or in advance for a multi-year portion of the overall term of the lease. Approximately 18% of our ground leases are due for renewal within the next 24 months. The renewal of a large proportion of our tower portfolio ground leases within a particular year may require a significant upfront rent payment made upon such renewal, which in turn could increase our cash outflows for that particular year. Any increases in operating expenses or lease costs referred to above would reduce our operating margins and may have a material adverse effect on our business, prospects, financial condition and/or results of operations.

If we are unable to renew and/or extend our ground leases, or protect our rights to access and operate our Towers or other communications infrastructure assets, it could have a material adverse effect on our business and operating results.

Our site portfolio consists primarily of ground-based towers constructed on land that is leased under long-term ground lease agreements. As of December 31, 2023, approximately 89% of the sites in our portfolio were operated under ground leases on land that we do not own. For sites on leased land, approximately 40% of the ground leases have an expiration date before the end of 2028 and, as of December 31, 2023, the average remaining life of our ground leases was 8.7 years.

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

If we were to experience a loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for a customer on a site in any particular period, we would face what is known as Churn. For example, Tenants may determine that demand has changed in a particular area and they no longer need tower infrastructure at certain sites. A Tenant may Churn if the relevant MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. For example, in September 2023, MTN Nigeria issued a statement that it has selected ATC Nigeria Wireless Infrastructure Solutions Limited to provide services to approximately 2,500 sites that are currently owned and managed by IHS Nigeria pursuant to lease agreements that are due to expire in 2024 and 2025.

Similarly, certain customers may be acquired, experience financial difficulties or cease operations as a result of technological changes or other factors, including the impact of events with a wide-ranging regional or global impact (including health pandemics or epidemics) and resulting effects, which could result in renewal on less favorable terms, cancellation or non-renewal of our tenancy agreements. We experienced Churn of 1,334 and 603 Tenants for the years ended December 31, 2023 and 2022, respectively. Other than a customer Churning at the end of its term, limited termination clauses may apply pursuant to the relevant MLA. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty, and customers with no such right could use their negotiating power in the future to request the ability to Churn certain tenancies. If customers terminate or fail to renew customer lease agreements with us (either on commercially acceptable terms, or at all), are acquired or, become insolvent, or otherwise become unable to pay lease fees, the loss of such customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Demand for tower space is dependent principally on demand from wireless communications carriers, which, in turn, is dependent on subscriber demand for wireless services. Most types of wireless services currently require ground-based network facilities, including communications sites for transmission and reception. The extent to which wireless communications carriers lease such communications sites depends on a number of factors beyond our control, including the level of demand for such wireless services, the availability of spectrum frequencies, the financial condition and access to capital of such carriers, changes in telecommunications regulations and general economic conditions, as well as factors such as geography and population density. In addition, if our customers or potential customers do not have sufficient funds from operations or are unable to raise adequate capital to fund their business plans or face other financial issues, they may reduce their capital spending, which could adversely affect demand for space on our towers, which in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations. These customers could also be forced to reduce their operating expenses, including the amount they spend to lease space on our towers or other communications infrastructure, despite their contractual obligation to pay us, which in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

In addition, tower sharing must continue to be seen by wireless telecommunications providers as a cost-effective way to satisfy their passive infrastructure needs. Any slowdown in the growth of, or reduction in demand for, wireless telecommunications services, or any failure of tower sharing to continue to develop as a way to meet the requirements of wireless telecommunications providers in the countries in which we operate, may adversely affect the demand for tower sites and could have a material adverse effect on our business, prospects, financial condition and/or results of operations, as well as our cash flows. For example, certain of our customers in various countries in which we operate have, in recent years, formed their own independent companies for the sole purpose of providing tower sharing and have subsequently directed much of their new business to these companies.

Further, there can be no assurances that 3G, 4G, 5G, advanced wireless services in any other spectrum bands or other new wireless technologies will be deployed or adopted as rapidly as estimated or that these new technologies will be implemented in the manner anticipated or at all. Additionally, the demand by consumers and the adoption rate of consumers for these new technologies once deployed may be lower or slower than anticipated, particularly in emerging and less developed markets such as those in which we operate or may operate in the future. We may also need to adapt our business model to new technologies such as 5G and the resulting change to products and services we offer, as well as to changing customer or local or regulatory requirements, such as increasing construction of New Sites and infrastructure expansion in remote or rural areas, which may be less commercially viable or more technologically or operationally challenging for us (including potentially as a result of needing to contemplate elements of active communications equipment or revenue share models within our business or operating model). These factors could adversely affect our growth rate since growth opportunities and demand for our tower space as a result of such new technologies may not be realized at the times or to the extent anticipated, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

New technologies designed to enhance the efficiency of wireless networks and potential active sharing of the wireless spectrum could reduce the need for tower-based wireless services and could make our tower infrastructure business less desirable to or necessary for Tenants and result in decreasing revenue.

The development and implementation of new technologies designed to enhance the efficiency of wireless networks or the implementation by MNOs of potential active sharing technologies could reduce the use of and need for tower-based wireless services transmission and reception and could decrease demand for tower-based antenna space and ancillary services we provide. For example, new technologies that may promote network sharing, joint development, or resale agreements by our wireless service provider customers, such as signal combining technologies or network functions virtualization, may reduce the need for our wireless infrastructure, or may result in the decommissioning of equipment on certain sites because portions of the customers’ networks may become redundant. In addition, other technologies and architectures, such as WiFi, DAS, femtocells, other small cells, or satellite (such as low earth orbiting satellite systems capable of providing internet coverage, including the service recently commenced by Starlink in some of our African markets; more recently, MTN Group announced partnering with satellite providers as a complement to their terrestrial network in order to increase network coverage in rural areas) and mesh transmission systems may, in the future, serve as substitutes for, or alternatives to, the traditional macro site communications architecture that is the basis of substantially all of our site leasing business. Additional examples of such new technologies might include spectrally efficient technologies which could potentially relieve some network capacity problems, or complementary voice over internet protocol access technologies that could be used to offload a portion of subscriber traffic away from the traditional tower-based networks, which would reduce the need for telecommunications operators to add more tower-based antenna equipment at certain tower sites. MNOs in European markets and Latin America have implemented active sharing technologies in which MNOs share the wireless spectrum and, therefore, need fewer of their own antennas and less tower space for such equipment. For example, in October 2023, Colombia’s business regulator authorized Tigo and Movistar to share their network infrastructure and radio spectrum. Moreover, the emergence of alternative technologies could reduce the need for tower-based wireless services transmission and reception. For example, the growth in delivery of wireless communication, radio and video services by direct broadcast satellites could materially and adversely affect demand for our antenna space, or certain alternative technologies could cause radio interference with older generation tower-based wireless services transmission and reception. As a result, the development and implementation of alternative technologies to any significant degree could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

We believe that competition in the tower infrastructure industry in emerging and less developed markets (including markets such as Africa, the Middle East and Latin America) is based on, among other things, power management expertise, tower location, relationships with telecommunications operators, tower quality and height, pricing or other more favorable or suitable contractual terms, and ability to offer additional services to tenants and operational performance, as well as the size of a company’s site portfolio and its ability to access efficient capital. We believe we are the market leader in Africa by tower count as of December 31, 2023, with 30,451 towers. ATC is our primary competitor in Africa among independent tower companies, including in Nigeria and South Africa, and Helios Towers Plc and SBA are other notable competitors in Africa. In Brazil, the competitive landscape is wider as of December 31, 2023, with ATC, SBA and Highline owning more towers than we do as of December 31, 2023, and numerous smaller tower companies of similar size to or smaller than our business. The Brazilian and South African competitive landscape presents opportunities for consolidation. We also compete to a lesser extent with telecommunications operators who have retained their own towers and continue to manage them and make them available for Colocation or who have formed their own independent companies for the sole purpose of providing tower infrastructure sharing. In certain circumstances, we also compete with owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers. In addition, there may be increased competition in the future from other independent tower companies operating in, or that may enter, our markets.

Competitive pressures could increase and could have a material adverse effect on lease rates paid by our customers, which could result in existing customers not renewing their leases, renegotiating for more favorable contractual terms, switching infrastructure providers or new customers leasing towers from our competitors rather than from us. In addition, we may not be able to renew existing customer leases or enter into new customer leases, either on commercially acceptable terms or at all, which could have a material adverse effect on our results of operations and growth rate. Increasing competition could also make the acquisition of attractive tower portfolios or other tower companies more costly, or limit acquisition opportunities altogether, particularly in cases where our competitors have a lower cost of capital. Any of the foregoing factors could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We face a number of risks related to our strategic transactions.

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

Moreover, we may incur significant costs during the evaluation and consideration of new investment opportunities or the pursuit of such acquisitions, which are often conducted through competitive auction processes. Tower portfolio or other asset acquisitions typically take a considerable period of time to sign and close and usually close in stages, but can involve up-front investments that cannot be recovered regardless of whether the transaction is successfully completed. Tower portfolio or other asset acquisitions are subject to certain customary conditions and closing these transactions will generally depend on whether certain conditions precedent and/or conditions subsequent are satisfied, such as regulatory approvals. In the event that conditions are not satisfied or are not satisfied in a timely manner, we have been in the past and may in the future be unable to acquire certain tower portfolios or other assets, or closings (and therefore operations and revenue) may be delayed, while, in each case, incurring associated or continuing transaction costs. We may also at any time be participating in one or multiple sale or acquisition processes across various markets and continents (which may include processes in Africa, the Middle East, Latin America, Southeast Asia or other markets with different counterparties). Given the confidential nature of such processes the details of these would only be available once we have been selected as the preferred candidate and reached agreement on terms with the counterparty. We may also be unable to succeed in the processes (or any of them) in which we participate or reach an agreement on terms with the counterparty should we be selected as the preferred candidate. Given the often-varying transaction structures of these communications infrastructure sales or acquisitions, we often have little or no control on the timing of such processes.

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

In addition, we may divest or reduce our investment in certain businesses from time to time.  Such divestitures involve risks, such as difficulty separating portions from our other businesses, distracting employees, incurring potential loss of revenue, negatively impacting margins, and potentially disrupting customer relationships.  We may also incur significant costs associated with exit or disposal activities, related impairment charges, or both, including if such divestiture is not adequately covered by insurance or other enforceable indemnity or similar agreement with a creditworthy counterparty.  If we are unable to successfully manage any of the risks in relation to any future acquisition or divestitures, our business, financial condition and results of operations could be adversely impacted.

We may consider selling certain assets or businesses; however we may not be successful achieving a sale and if we do it may not be on terms similar or higher to the valuation in which we bought or constructed the assets or at levels investors would view as attractive.

As part of our ongoing business, we are constantly evaluating the markets in which we operate and the assets and businesses which we own, and whether they continue to fit within our overall strategic objectives. Some of the reasons for which assets and or businesses may no longer fit within our overall strategic objectives could be a recognition we will not achieve the intended scale in a market that we believe is needed; changes in macroeconomic, secular (including regulatory) or competitive conditions within the market they are located; a decision to reduce revenue or customer concentration within a region or market; or a perceived disconnect in the value being ascribed to our assets by the public markets or investors relative to what we believe their value is. Such sales could include an outright or partial sale of the assets or business. To the extent we elect to consider a sale, it is possible that we may ultimately not receive interest from willing buyers or there is a risk that such interest is at a price that is lower than the value which we believe they are worth, in either case resulting in us not being able to sell them. Even if we are successful in selling the assets or business, it may not be for the same value at which we previously bought the assets or the cost at which we constructed them, or the value at which they are being recognized in our financial statements. They may also not be at a value which our investors would view as attractive.

Moreover, similar to acquisitions, sale transactions are also usually subject to the satisfaction of certain conditions precedent or conditions subsequent, which may impact our ability to successfully complete any such sales or complete them in a timely manner. We also may be required to provide certain representations, warranties and undertakings (including indemnities) to buyers, which could lead to future liabilities and/or adjustments of the sale price, including as a result of the buyers enforcing such indemnities against us, or full or partial unwinding of any such transaction. Any of these could, in turn, have a material adverse effect on our business, prospects and/or results of operations.

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

Our ability to construct New Sites or to deploy other communications infrastructure in new or existing markets is affected by a number of factors beyond our control, including the availability of and access to suitable land that meets our requirements, including those of the initial customer, and the availability of construction equipment and skilled construction personnel. Delays brought on by a number of factors could also adversely affect our ability to deliver New Sites or to deploy other communications infrastructure in a timely and cost-effective manner, particularly in connection with timelines contractually agreed with customers. There can be no assurance that:

●	we will be able to enter into identified new markets in which we intend to deploy New Sites or other communications infrastructure;
●	every individual New Site or other communications infrastructure asset will be commercially viable or meet our investment criteria;
●	we will be able to overcome setbacks to new construction, including local opposition;
●	we will be able to maintain relationships with the regulatory authorities and to obtain any required governmental approvals for new construction;
●	the number of towers or other infrastructure planned for construction will be completed in accordance with the requirements of customers or the ability of our customers to obtain the requisite level of end users to support the level of capital expenditure spent to expand the network;
●	there will be a significant need for the construction of new towers or other communications infrastructure;
●	we will be able to agree to favorable revenue share models with our customers or other parties that make constructing new rural sites economical for all parties;
●	we will be able to finance the capital expenditures associated with construction or deployment of New Sites or other communications infrastructure;
●	we will be able to import the equipment necessary for the construction or deployment of New Sites or other communications infrastructure;
●	we will be able to purchase and/or import components necessary for the construction or deployment of New Sites or other communications infrastructure, including steel and fiber, or purchase such components at expected prices or that such components will be delivered in a timely fashion; or
●	we will be able to secure rights or access to the land necessary to execute customer orders for New Sites or other communications infrastructure.

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

Increased attention to, and evolving expectations for, sustainability and environmental, social, and governance (“ESG”) initiatives and disclosures could increase our costs, harm our reputation, or otherwise adversely impact our business.

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

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or target and goals, among others) or commitments, such as our Carbon Reduction Roadmap, to improve the ESG profile of our company and/or offerings or respond to stakeholder demand, such initiatives or achievement of such commitments may be costly and may not have the desired effect. Our estimates and projections regarding the implementation of such initiatives and goals, and the savings achieved from their implementation, are subject to various risks and uncertainties. For example, we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Our ESG efforts may also include the adoption, or expansion, of certain ESG practices or policies, which may require us to expend additional resources to implement or to forego certain business opportunities to the extent others in our value chain do not meet pertinent requirements of such policies. By contrast, any failure, or perceived failure, to conform to such policies could have an adverse impact on our reputation and business activities. Moreover, actions or statements that we take are in many cases based on expectations, assumptions, or third-party information, which may require substantial discretion and forecasts about costs and future circumstances. While we currently believe such expectations, assumptions, and third-party information to be reasonable, other parties may not always agree with our methodologies and such methodological characteristics may subsequently be determined to be erroneous or not in keeping with best practice, including as such best practices continue to evolve. Even if this is not the case, our current efforts may subsequently be determined to be insufficient by various stakeholders, and we may be subject to various adverse consequences or investor or regulator engagement on our ESG initiatives and disclosures, including potential enforcement and litigation, even if such initiatives are currently voluntary. Our performance may be subject to greater scrutiny as a result of our announcement of any goals or policies and the publication of our performance against the same.

Moreover, despite the voluntary nature of such efforts, we may receive pressure from external sources, such as lenders, investors or other groups, to adopt more aggressive climate or other targets and goals, or other ESG-related initiatives; however, we may not agree that such initiatives will be appropriate for our business, and we may not be able to implement such initiatives because of potential costs or technical or operational obstacles. Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, customers, or business partners, which may adversely impact our operations. In addition, we expect there will likely be increasing levels of regulation, disclosure-related, audit and otherwise, with respect to ESG matters. Various policymakers, including the European Union and the SEC, have adopted (or are considering adopting) requirements for disclosure of climate or other ESG-related information, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. Simultaneously, there are efforts by some stakeholders to reduce companies’ efforts on certain ESG-related matters. Both advocates and opponents to certain ESG matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. This and other stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Such ESG matters may also impact our suppliers and customers, which may compound or cause new impacts on our business, financial condition or results of operations, including risks which may not be known to us.

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

We incurred losses of $1,988.2 million (including approximately $1,796.4 million of unrealized foreign exchange losses) and $469.0 million (including approximately $158.3 million of unrealized foreign exchange losses) for the years ended December 31, 2023 and 2022, respectively. Our losses were principally due to depreciation, and amortization and finance costs, which includes realized and unrealized losses from foreign exchange movements, in each respective year. As a result of our acquisitions and exposure to foreign exchange movements, we expect our depreciation, amortization and finance costs to continue to be significant and may increase as a result of the execution of our strategy or foreign exchange volatility. For example, in June 2023 the Naira experienced significant depreciation following steps taken by the CBN to unify the Nigerian foreign exchange market, by replacing the old regime of multiple exchange rate segments into a single NAFEM window to allow foreign exchange transactions to be determined by market forces. In January 2024, there was a further significant devaluation of the Naira to ₦1,455.6 to $1.00 as of January 31, 2024. If we incur losses in the future, it could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Although we generally seek and obtain the requisite federal, national, state and/or local approvals prior to the commencement of tower construction, it is often unclear whether certain, particularly local, permits are required and, in some circumstances, local authorities have imposed permit requirements retrospectively. In instances where we acquire assets from third parties, the prior owners of those assets may not have had the requisite federal, national, state and local approvals for certain of the sites we are acquiring. There is sometimes a long lead-time required for processing applications for approvals and licenses from the local authorities, including construction and building permits required from certain state authorities to construct or build any structure and environmental approvals. See Item 4.B. “Business Overview  — Permits and Regulation — License to operate.” Although we make payments in relation to the relevant permits when required, the delay encountered in receiving the permits, licenses or certificates means that we may, therefore, in limited instances, proceed with and complete tower construction and base transmission sites installation for Tenants before all required approvals and licenses have been formally issued by local authorities. As we look to expand our offering to further include and expand on services like fiber connectivity, rural offerings and other verticals, we may be subject to increased regulatory, license and permit obligations (including in respect of active telecommunications elements that may comprise part of the arrangements with customers, such as for rural offerings, which may be based on an “open RAN” architecture). We may or may not be able to meet any and all such obligations.

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

Additionally, certain authorities have recently become more aggressive in setting of permit fees, the enforcement of permits and collection of payments, or may become more so in the event the profile of a business is perceived to have increased. In an extreme case, local authorities may prevent us from entering our sites or demand that we dismantle the unlicensed towers, which has occurred in certain limited cases. For example, in Nigeria, it was publicly reported in 2019 that the NCAA threatened to decommission and dismantle a number of Glo towers for safety violations including failure to obtain the statutory aviation height clearance certificate. It is reported that while no towers were ultimately decommissioned or dismantled by the NCAA, this was due to the affected operators complying with demands. In addition, in December 2019 the Federal Capital Development Authority, or FCDA, stopped the issuance of permits to communications infrastructure companies in the Federal Capital Territory while it sought to review and increase fees. The FCDA briefly resumed issuing new permits in 2021 which, following a further stoppage, resumed again during 2022 following the intervention of the regulator, the Nigerian Communications Commission, or NCC. However, while permit issuance has resumed and an agreement in principle has been reached with the FCDA, the final outcome of the intervention is still awaited as the approval of the Minister of the Federal Capital Territory is pending.  A new Minister of the Federal Capital Territory was appointed by the new President following his inauguration in May 2023 but his approval or denial is pending. During previous periods when new permit issuances were on hold, the development and expansion of our business operations in Abuja (where we had 641 Towers as of December 31, 2023) was impacted, which consequently impacted the quality of service of remaining towers in operation in the area. If we are required to pay additional levies, penalties or fees, or relocate a material number of our Towers and cannot locate replacement sites that are acceptable to our customers, this could adversely affect revenue and cash flow, which in turn could have a material adverse effect on our reputation, business, prospects, financial condition and/or results of operations.

Our business is subject to regulations, including those governing telecommunications, as well as the construction and operation of Towers, and any changes in current or future laws or regulations could restrict our ability to operate our business.

Our business, and that of our customers, is subject to national, state and local regulations governing telecommunications as well as the construction and operation of Towers. These regulations and opposition from local zoning authorities and community organizations against construction in their communities could delay, prevent or increase the cost of new tower construction, modifications, additions of new antennas to a site, or site upgrades, thereby limiting our ability to respond to customer demands and requirements. In addition, certain licenses and permits for the operation of Towers may be subjected to additional terms, conditions or fees/levies (which may be new and unexpected, as a consequence, for example, of a perceived increase in a business’s profile or growth) or new permits imposed on existing sites, with which we cannot comply. As public concern over tower proliferation has grown in recent years, including as a result of concerns about alleged health and environmental risks, some communities now also try to restrict tower construction, delay granting permits or require certain towers to be dismantled and relocated. On the other hand, governments and regulators may impose additional requirements on businesses such as ours or our customers based on wider socio-economic considerations, including, potentially, requirements to construct New Sites in more remote or rural areas (or regulatory actions or pressure on pricing or packages on our customers or us, including potentially imposition of local currency pricing, as may have been seen in some markets) to increase geographical and network coverage to larger parts of a population (which may be less commercially viable for us) or make services available at lower or fixed tariffs. Existing regulatory policies and changes in such policies may materially and adversely affect the associated timing or cost of such projects and/or the costs attributable to our usual business operations, and additional regulations may be adopted which increase delays, or result in additional costs, or that prevent completion of projects in certain locations. As we look to expand our offering to further include and expand on services like fiber connectivity, rural offerings and other verticals, we may be subject to increased regulatory, license and permit obligations (including in respect of active telecommunications elements that may comprise part of the arrangements with customers, such as for rural offerings which may be based on an “open RAN” architecture). We may or may not be able to meet any and all such obligations. Any imposition of new regulations, fees or levies, or failure to complete new tower construction, modifications, additions of new antennas to a site, or site upgrades could harm our ability to add additional site space and grow our business, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our operations are also subject to various other laws and regulations that affect our business, such as those related to labor, tax, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and anti-bribery, corruption and money laundering. For example, we may become subject to increased costs as a result of a potential 7.5% VAT on imported diesel originally announced in May 2023, as referred to above (see “—Any increase in operating expenses or costs, particularly increased costs for diesel or ground lease costs, or an inability to pass through or mitigate against such costs, could erode our operating margins and could have a material adverse effect on our business, prospects, financial condition and/or results of operations”). We or our employees, subcontractors or agents could take actions that might violate any of these requirements. Violations, or alleged violations, of any such laws or regulations could subject us to criminal or civil enforcement actions and adversely affect our reputation, any of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We may seek to raise financing to fund future growth opportunities or operating expense reduction strategies and the inability to do so may adversely affect our ability to implement our business strategy.

We may seek to raise financing to fund future growth opportunities, or operating expense reduction strategies, including debt and equity financing. Our ability to secure future debt or equity financing in amounts sufficient for strategic growth or cost reduction opportunities could be adversely affected by many factors, including achieving the requisite shareholder support for certain equity financing, or the possible reluctance of creditors to make commercial loans or to invest in operations in developing markets (including as a result of market or economic conditions or considerations relating to regulatory capital requirements) or otherwise. If our revenue declines, we may not be able to raise additional funds through debt or equity financing (or any debt or equity financing may not be on acceptable terms). Moreover, restrictive debt covenants under current and future indebtedness may limit our ability to raise any such further financing (or refinance existing financing) and also our ability to support our business strategy, including making strategic acquisitions. Additionally, political instability, a downturn in the economy and/or disruption in the financial and credit markets, foreign currency fluctuations, availability of foreign currency in the jurisdictions in which we operate, social unrest or changes in the regulatory environment (including as a result of regulatory capital requirements, or events with a wide-ranging regional or global impact such as health pandemics or epidemics) could increase the cost of borrowing or restrict our ability to obtain financing for future acquisitions and other growth or cost reduction opportunities.

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

As of December 31, 2023, we operated 1,881 towers under license to lease agreements in Cameroon and Côte d’Ivoire. We do not own these towers or the underlying land leases, but have a contractual right to operate the towers, including leasing out additional space on the towers. The MLL agreements may be terminated upon agreement of the parties if we fail to comply with specified obligations in the agreements or, in some cases, at the customer’s option. If we are unable to protect our rights under, or extend, the MLL agreements, or they are terminated, we will lose the cash flows derived from such towers, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. In March 2022, we completed the GTS SP5 Acquisition to acquire 2,115 SP5 towers, of which 2,113 are operated under a right-of-use (ROU) agreement, where we do not own the towers or the underlying land leases, but have a contractual right to operate the towers, including leasing out additional space on the towers. The ROU agreement may be terminated upon agreement of the parties, if we fail to comply with specified obligations in the agreements or, in some cases, at the customer’s option. Additionally, as the anchor tenant from this portfolio holds a concession license that expires in December 2025 and such tenant holds the ultimate ownership right on those towers, a potential non-renewal of such concession could potentially cause the termination of the ROU agreement. If we are unable to protect our rights under, or extend, the ROU agreements or they are terminated, we will lose the cash flows derived from such towers, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We provide Managed Services to towers that are owned or operated by third parties. Our inability to access these sites or to perform the services in accordance with our requirements could have a material adverse effect on our business and/or operating results.

We currently provide Managed Services to certain sites for our customers, which includes the provision of maintenance, security or power services, including on sites that we may not own (such as the agreement with MTN South Africa to provide power Managed Services as part of the MTN SA Acquisition), as well as the sites acquired through the MTN SA Acquisition. Sites where we provide Managed Services may be owned by the relevant customer the services are being provided for, or by other third parties. In these instances, we need to coordinate the provision of our services in line with the customer requirements as well as in accordance with the owner or operator of the tower. This includes ensuring that we have appropriate access to the relevant sites and that our equipment is adequately protected. If we are unable to perform our services under our Managed Services agreements (whether to a satisfactory level or otherwise), we may suffer penalties, the termination of such services or the loss of our equipment, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Failure to effectively operate, or successfully execute upgrades to, our group-wide enterprise resource planning, or ERP, system could have a material adverse effect on our business and/or operating results.

We have been assessing various technology upgrades and enhancements to support our business growth, including potentially a significant multi-year upgrade of our group-wide ERP system. The implementation of new software and hardware involves risks and uncertainties that could cause disruptions, delays or deficiencies in the design, implementation or application of these systems. The failure of our ERP to operate effectively or to integrate with other systems, or a breach in security of these systems, could cause reduced efficiency of our operations, which could negatively impact our financial results. If we experienced any significant disruption to our ERP that we are unable to mitigate, or if any upgrades are significantly delayed or the system does not perform in a satisfactory manner or in line with business requirements, it could introduce operational risk, including cybersecurity risks, and other complications, be disruptive, and could have a material adverse effect on our operations, including our ability to report accurate, timely and consistent financial results or otherwise maintain adequate internal control over financial reporting or our ability to integrate new acquisitions into our systems. We may also lose an opportunity to further improve business efficiency, process standardization, and internal controls over financial reporting across our operations.

Furthermore, the implementation of any ERP system upgrade or any remediation of our key information systems requires investment of capital and human resources, including substantial expenditures for outside consultants, suppliers, system hardware and software in addition to other expenses, the re-engineering of business processes, and the attention of many employees who would otherwise be focused on other areas of our business. We may also experience delays, increased costs and other difficulties, including potential design defects, re-work due to changes in business plans or reporting standards, and the diversion of management’s attention from day-to-day business operations. If we are not able to accurately forecast expenses and capitalized costs related to system upgrades and repairs, our financial condition and operating results may be adversely impacted. The implementation of new initiatives or upgrades and remediation of existing systems may not achieve the anticipated benefits and may divert management’s attention from other operational activities, negatively affect employee morale, or have other unintended consequences.

We also rely on third-party contractors and suppliers to provide various related services (including ongoing support and management of systems and issues) and are therefore exposed to risks relating to the quality and reliability of such services. “— We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to effectively maintain our tower infrastructure.”

Management has identified a material weakness in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations.

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of internal control over financial reporting.

In connection with the audit of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting (see Item 15. “Controls and Procedures”) and, accordingly, concluded that our internal control over financial reporting was not effective as of December 31, 2023. Under PCAOB standards, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified is a lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions, particularly in the areas of foreign exchange, business combinations and other complex, judgmental areas, such as goodwill impairment assessment.

We have been working to remediate this material weakness as quickly and efficiently as possible (see Item 15. “Controls and Procedures”). However, we cannot assure you that the measures we have taken to date or that we are taking will be sufficient to remediate in its entirety the material weakness we identified or avoid the identification of additional material weaknesses in the future. We cannot provide an estimate of the time required or costs expected to be incurred in connection with implementing a remediation plan. Remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. If we are unable to successfully remediate this material weakness or if new material weaknesses arise in the future, and if we are unable to produce accurate and timely financial statements, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations.

As of December 31, 2023, we have remediated the previously identified material weaknesses in relation to:

●	Lack of an adequate process and procedures surrounding the accounting for the acquisition of property, plant and equipment and utilization of advance payments made to contractors for the provision and construction of property, plant and equipment impacting the timely recognition of assets and commencement of depreciation.
●	Lack of appropriate internal communication, documentation of the facts, circumstances and judgements taken by management, resulting in the incomplete recording of transactions related to the recognition and settlement of revenues and receivables where the amounts concerned were subject to dispute or deferred invoicing.

However, there can be no assurance that we will not identify the same material weaknesses in relation to similar transactions in the future, or that our remediation efforts will prevent other related issues.

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

Additionally, as we now qualify as a large accelerated filer, we must include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.  Based on the material weakness identified as of December 31, 2023, our independent registered public accounting firm issued an adverse opinion with respect to internal control over financial reporting as of December 31, 2023 (see Item 18. “Financial Statements”). In addition, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE on which our ordinary shares are listed. If we do not maintain an effective system of internal control over financial reporting in the future, or otherwise adequately comply with the requirements of Section 404 of the Sarbanes Oxley Act, our independent registered public accounting firm may in the future identify a significant deficiency or material weakness in our internal control over financial reporting, and again issue an adverse opinion with respect to internal control over financial reporting.

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

We rely on information technology to conduct our daily business, financial reporting, procure products, pay suppliers, communicate internally and externally, share files, and efficiently and accurately provide services to our customers and monitor our operations, including via the operation of our network operations centers, which is key to our site maintenance and performance management. While we seek to apply best practice policies and internal controls, and devote significant resources to network and application security and other security measures to protect our information technology and communications systems and data, these measures cannot provide absolute security. In addition, the tools used by cyber criminals including artificial intelligence, continue to evolve, in order to circumvent such security measures and maximize the potential damage of a successful attack. Some of our networks are also managed by third-party service providers and are not under our direct control. Third (and beyond) parties have been a popular attack vector for cyber criminals, and depending on the nature of the relationship with some of these partners, we sometimes use their code, software, human-power, networks, or give them access to our servers and data, among many other scenarios. A security vulnerability at any of these third-party partners could potentially provide an opportunity for a cyber criminal to reach or damage our networks or data. Despite existing security measures, certain parts of our infrastructure, including, for example, our fiber infrastructure network for the provision of residential broadband services to consumers, may be vulnerable to damage, disruptions, or shutdowns due to unauthorized access, software bugs, phishing attacks, employee errors, computer viruses, cyber-attacks, and other security breaches, particularly in times of increased usage and reliance such as during and following the COVID-19 pandemic. In addition, many types of cyberattacks are designed to be difficult to detect in order to harvest as much data or cause as much systemic damage as possible before detection. As a result, in the event of a cyberattack our systems could be compromised without our knowledge for a period of time before the attack is detected and addressed. The performance of our information technology systems may also be impacted by certain operating conditions in our jurisdictions of operation, including lack of reliable power supply, shortages in replacement parts, as well as general security conditions. In addition, if our employees are required to work from home as a result of global or regional health pandemics or epidemics, our information technologies and systems may be particularly strained or increasingly vulnerable. An attack attempt or security breach, such as a distributed denial of service attack, or damage caused by other means could potentially result in the interruption or cessation of certain or all of our services to our customers, our inability to meet expected levels of service or data transmitted over our customers’ networks being compromised, as well as other unforeseen damages. In the event of a potential breach, while we would endeavor to comply with any applicable requirements to inform impacted parties within a reasonable time, priority may be given to containing and eliminating the cyberattack in order to limit the damage; which as a result could potentially delay our communication of the identified attack to customers, suppliers, concerned regulatory bodies, agencies or authorities or other relevant parties.

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

There can be no assurance that we are or will be in full compliance with all environmental requirements at all times. For example, many of our sites rely on the use of carbon-emitting power systems, and at the time of acquisition, certain towers acquired from other companies may not be compliant with environmental regulations or may lack certain environmental permits. We may be subject to potentially significant fines, penalties or criminal sanctions if we fail to comply with any of these requirements. The requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that liabilities will arise in the future in a manner that could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Failure to provide a safe and healthy working environment in accordance with the relevant applicable legislation, including as a result of health pandemics or epidemics (such as COVID-19) and any related measures imposed in the markets in which we operate, may result in government authorities forcing closure of sites on a temporary or permanent basis or refusing lease or license applications. Working conditions, including aspects such as weather and temperature, can add to the inherent dangers.

While we have invested, and will continue to invest, substantial resources in our occupational health, safety and security programs, there can be no assurance that we will avoid significant liability exposure. We may not be able to deliver a sustained improvement in safety performance if management interventions and training initiatives fail to translate into behavioral change by all employees, contractors and/or suppliers. Non-compliance with critical controls is a common failure in safety incidents which can lead to loss of life, workplace injuries and safety-related stoppages, all of which immediately impact operational performance and, in the long term, threaten our ability to operate as intended.

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

Public perception of possible health risks, including any perceived connection between radio frequency emissions associated with cellular and other wireless communications technology and certain negative health effects, could interrupt or slow the growth of wireless companies. In particular, negative public perception of, and regulations regarding, these perceived health risks could increase opposition to the development and expansion of tower sites. There have been instances in certain telecommunication markets globally where towers have been vandalized due to perceived health risks associated with 5G technology, including potentially related to health pandemics or epidemics (such as during the COVID-19 outbreak) as well. The potential connection between radio frequency emissions and certain negative health effects has been the subject of substantial study by the scientific community in recent years, and numerous health-related lawsuits have been filed around the world against wireless carriers and wireless device manufacturers. If a scientific study or court decision resulted in a finding that radio frequency emissions posed health risks to consumers, it could negatively impact the market for wireless services, which could have a material adverse effect on our business, prospects, financial condition and/or results of operation. We do not maintain any significant insurance with respect to these matters.

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

Disputes with customers have in the past, and could again lead to a termination of agreements with customers or a material modification of the terms of those agreements, either of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. If we are forced to resolve any of these disputes through litigation, our relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenue or increased costs, and could have a material adverse effect on our reputation as well as our business, prospects, financial condition and/or results of operations.

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

In 2019, the Federal Competition and Consumer Protection Act, or FCCP Act, became law, introducing competition regulations in Nigeria. Pursuant to the FCCP Act, the Federal Competition and Consumer Protection Commission, or FCCPC, is authorized to designate the market share that would constitute a dominant market share for the purposes of the FCCP Act. The FCCPC has overarching powers to regulate competition in Nigeria, and when its regulatory powers overlap with those of an industry-specific regulator, such as the NCC in the area of competition and consumer protection, the FCCPC takes precedence and the two bodies must otherwise work together to regulate competition in that specific industry. In April 2022, the NCC commenced a study on the level of competition in the colocation and infrastructure sharing market segment of the Nigerian telecoms industry.  While we understand that the study has been concluded, the report has not been issued by the NCC. Given that we are the leading provider of passive communications infrastructure services in Nigeria, the FCCPC and the NCC may determine that we are in a dominant position in the market and, in an effort to ensure that there is no abuse of market position or if it is deemed that we have abused a dominant position, may commence a regulatory inquiry or action, levy fines, or otherwise require pricing or other modifications of our contract terms or impose restrictions on our ability to build New Sites or operate existing sites. In addition, where we are required to appear before the tribunal of the FCCPC, the tribunal has the power under certain circumstances to order us to sell a portion or all of our shares, interests or assets.

On June 30, 2023, Oranje-Nassau Developpement S.C.A., FIAR (“Wendel”) formally commenced Court proceedings in the Cayman Islands calling for specific performance and/or an injunction related to our obligations under the shareholders agreement dated as of October 13, 2021 (the “Shareholders Agreement”). On July 12, 2023, the Company acknowledged the service in the Cayman Court, noting that it intends to contest the proceedings. On January 16 2024, the Company and Wendel announced that we had entered into a settlement agreement in relation to the ongoing litigation, and that as part of the settlement agreement, certain changes to our Articles of Association will be proposed for shareholders’ approval at our annual general meeting for fiscal year 2024. While these proceedings have been settled, there is no assurance that further or other proceedings may not take place, by Wendel or other stakeholders, whether in relation to similar matters or otherwise.

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

Under United States federal income tax laws, if a company is, or for any past period during which a United States shareholder held shares in such company was, a passive foreign investment company, or PFIC, it could have adverse United States federal income tax consequences to such United States shareholder even if the company is no longer a PFIC. We do not believe that we currently are or have been a PFIC for the taxable year ending December 31, 2023, and we do not expect to be a PFIC in the future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances after the close of each taxable year, and the principles and methodology used in determining whether a company is a PFIC are subject to ambiguities and different interpretations. Therefore, we cannot assure you that we will not be a PFIC for the current taxable year or in the future. If we are a PFIC, United States shareholders would be subject to adverse U.S. federal income tax consequences. United States purchasers of our ordinary shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our ordinary shares if we are considered to be a PFIC. See the discussion under Item 10.E. “Taxation—Material United States Federal Income Tax Considerations.”

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

Our tax treatment is subject to changes in tax laws, regulations, tax policy initiatives and reforms in jurisdictions in which we operate. In addition, our tax treatment may also be affected by tax policy initiatives and reforms related to the Organization for Economic Co-Operation and Development, or the OECD, the work of the OECD/G20 Inclusive Framework on Pillar One and Pillar Two of the base erosion and profit shifting BEPS project and other initiatives.

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

Legislation has been enacted or is currently under consideration in a number of jurisdictions to adopt and implement Pillar Two of the BEPS project to introduce a global minimum tax rate of 15% for certain multinational enterprises.  The UK government has legislated to implement the Pillar Two income inclusion rule by introducing a multinational top-up tax and the domestic top-up tax for certain large multinational enterprises for accounting periods beginning on or after December 31, 2023. This will apply to groups headed by UK resident companies with annual group revenue exceeding €750 million.  A tax liability may apply in cases where profits arise to group entities in jurisdictions which are taxed below the minimum rate of 15%.  In the case of IHS Holding Limited, this will apply for the year ended December 31, 2024 onwards. Further changes related to Pillar Two, when enacted by the other various jurisdictions in which we do business, may increase our liability to taxes in those countries.  As these changes are subject to implementation by each country, the timing and ultimate impact of any such changes on our tax obligations remains uncertain.

In April 2023, the United Arab Emirates enacted legislation to introduce corporate income tax on certain categories of income which may apply to our companies resident in the United Arab Emirates from the year ended December 31, 2024 onwards.  The detailed application of the legislation is not yet certain and may be subject to future changes in interpretation and legislation, which could have further adverse implications.

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

In several jurisdictions in which we operate,  it is possible that transfers of our shares could still give rise to tax liabilities for our shareholders. Some of the relevant jurisdictions do not provide clear guidance to exempt the sale of listed shares from the scope of these rules and there may be a higher risk with regards to substantial disposals or acquisitions of our shares. We will take all steps which are reasonably available to us within the legislation of the relevant jurisdictions to mitigate such risks for shareholders, but cannot guarantee that the relevant tax authorities will not seek to impose capital gains or transfer taxes on a shareholder upon transfers of our shares. Prospective investors should consult their tax advisors regarding the potential application of these rules to an investment in our shares.

We are exposed to the risk of violations of anti-bribery and anti-corruption laws or other similar regulations.

We operate and conduct business in various emerging and less developed markets (including Africa, the Middle East and Latin America), and we may expand into additional markets, which at times experience high levels of fraud, bribery and corruption. We are subject to the applicable anti-corruption laws and regulations of the markets in which we operate, including the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the UK Bribery Act 2010, or the UK Bribery Act. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, including potentially through third party agents acting on our behalf, anything of value (such as cash and cash equivalents, travel expenses, gifts, entertainments, charitable donations, in-kind services and so on.) to non-U.S. government officials, political parties, or candidates for political office for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we are regularly required to deal with regulators, government ministries, departments and agencies to obtain permits and licenses to operate our business. We also periodically enter into joint ventures with government ministries, departments and agencies in the ordinary course of our business. The employees of these regulators and government ministries, departments and agencies may be considered government officials for the purposes of the FCPA. The provisions of the UK Bribery Act extend beyond bribery of government officials and are broader than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. In particular, the UK Bribery Act (unlike the FCPA) also applies to the active payment of bribes to private persons (i.e. non-government officials) as well as the passive receiving of bribes. Furthermore, unlike the vicarious liability regime under the FCPA, whereby corporate entities can be liable for the acts of its employees, the UK Bribery Act introduced a new offense applicable to corporate entities and partnerships which carry on part of their business in the United Kingdom that fail to prevent bribery, which can take place anywhere in the world, by associated persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring. This strict liability offense under the UK Bribery Act can render corporate entities criminally liable for the acts (including those with no criminal intent) of their employees, agents, joint venture partners, or commercial partners even if done without their knowledge.

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

Our business activities may, at times, be subject to various export controls and trade and economic sanctions laws and regulations, including, without limitation, the U.S. Export Administration Regulations administered by the Bureau of Industry and Security of the U.S Department of Commerce, the trade and economic sanctions programs administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, and the U.S. State Department’s Nonproliferation Sanctions, collectively, “Trade Controls”. Such Trade Controls may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries or territories,  as well as with governments, individuals or entities that are the subject of Trade Controls. Further, our sales and services to certain customers may at times trigger reporting requirements under applicable Trade Controls.

For instance, the U.S. government has imposed export control restrictions effectively barring sales of items (including components and software) that are subject to U.S. export controls to, among other parties, Huawei and certain other China-based technology companies with whom we conduct business. Although we maintain policies and procedures reasonably designed to maintain compliance with Trade Controls applicable to us (including those that target Huawei and certain of our other counterparties) we cannot ensure that such policies and procedures will be effective in preventing violations of applicable Trade Controls. Furthermore, any sanctions imposed on us as a result of dealings with Huawei or other organizations that are the target of U.S. export controls (or indirectly as a result of our customers, suppliers and other third-party contractors having such dealings) could have a material adverse effect on our business, prospects, financial condition and/or results of operations. These restrictions, and similar or more expansive restrictions that may be imposed by the United States or other jurisdictions in the future, may also materially impact and could have a material adverse effect on certain of our customers’ abilities to acquire technologies, systems, devices or components that may be critical to their technology infrastructure, service offerings and business operations, which could, in turn, have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

MTN Group is one of our shareholders as well as a related party of certain MTN Group operating entities that are our customers in the African countries in which we currently operate. While such customers collectively accounted for 60% and 62% of our revenue for the years ended December 31, 2023 and 2022, respectively, our relationship with each MTN Group operating entity is managed separately through separate contracts for each MTN Group operating entity in each country. While we believe we currently have effective working relationships with the relevant entities in each operating country, there can be no assurance that conflicts of interest, inherent in related party transactions, may not arise, potentially resulting in disadvantages to us or the conclusion of transactions on less satisfactory terms, which could in turn affect our ability to deliver certain services and could have a material adverse effect on our business, prospects, financial condition, reputation and/or results of operations. See Item 7.B. “Related Party Transactions.”

A regional or global health pandemic or epidemic, and any governmental action taken in response, could severely affect our business.

A regional or global health pandemic or epidemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, as a result of the COVID-19 pandemic that began in 2020, governmental authorities around the world implemented various measures to reduce the spread of COVID-19, and such measures adversely affected workforces, supply chains, ability to carry out operations, economies and financial markets and led to an economic downturn in many of our markets. As a result of the effects of any future regional or global health emergency or events that have a similar impact on the global economy such as, depreciation of local currencies and/or a lack of sufficient availability of hard/international currencies, we may experience fluctuations in foreign currency exchange rates in many of the markets in which we operate, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Global deterioration in economic conditions in light of global health emergencies or events could adversely and materially affect us and/or our customers through disruptions of, among other things, the ability to procure communications equipment or other supplies through the usual supply chains. For instance, shortages of capacity in shipping may occur and could affect the smooth flow of our and/or our customers’ supply chains, increase transportation costs and/or decrease reliability. Global deterioration in economic conditions in light of future outbreaks could also adversely and materially affect the ability of us and/or our customers to maintain liquidity and deploy network capital, with potential decreases in consumer spending contributing to liquidity risks, or even through regulatory interventions or pressure on pricing and services offered that may reduce revenue for periods of time. Any resulting financial difficulties could result in uncollectible accounts receivable or reduced revenue, despite having provided increased services. Resulting supply chain or operational difficulties (including site access) may also result in us being unable to meet the service level agreement targets under our MLAs. See “— We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to effectively maintain our tower infrastructure.” The loss of significant Tenants, or the loss of all or a portion of our anticipated Contracted Revenue from certain Tenants, could have a material adverse effect on our business, financial condition and/or results of operations.

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

To the extent that any future pandemic or epidemic or related events could have a material adverse effect on our or our customers’ business, financial condition, results of operations and/or liquidity, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

If we do not achieve black economic empowerment objectives in our South African businesses, we could jeopardize our ability to continue to do business or to secure future business in South Africa.

The South African government established a legislative framework for the promotion of Broad-Based Black Economic Empowerment (“B-BBEE”). Achievement of B-BBEE objectives is measured by a scorecard which establishes a weighting for the various components of B-BBEE which relate to ownership, enterprise and supplier development and socio-economic development. B-BBEE objectives are pursued, in significant part, by requiring parties who contract with corporate, governmental and state-owned enterprises in South Africa to achieve B-BBEE compliance through satisfaction of an applicable scorecard. Scorecards are independently reviewed by accredited verification agencies which issue a certificate that presents an entity’s B-BEE contributor level. This B-BBEE verification process is conducted on an annual basis. As part of the MTN SA Acquisition, we agreed to achieve and maintain certain B-BBEE contributor levels from the fiscal year 2023. We are also required, including by the Competition Commission of South Africa, to achieve 30% B-BBEE ownership by May 2024, as defined in the regulations governing the B-BBEE program, in our South African businesses. Failing to achieve or maintain the applicable B-BBEE requirements could jeopardize our ability to continue to do business or to secure future business in South Africa and/or lead to a termination of our contractual arrangements with MTN SA in circumstances where we would have failed to obtain the necessary extension or waiver from MTN SA and/or the Competition Commission, as applicable.

Risks Relating to the Markets in which We Operate.

Our current operations are conducted, and many of our customers are located, in various international markets, particularly in emerging markets such as in Africa, the Middle East and Latin America. Accordingly, our business, prospects, financial condition and/or results of operations depend significantly on the economic and political conditions prevailing in such markets, particularly Nigeria, which is our largest market of operation.

Our current and potential markets are subject to greater risks than more developed markets, and financial turmoil in such markets (including those in which we operate) could disrupt our business and cause the price of our ordinary shares to decline.

Investing in securities of issuers in emerging and less developed markets generally involves a higher degree of risk than investments in securities of corporate or sovereign issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets. These risks include, but are not limited to, the types of risk noted in the Risk Factor entitled ““— Our current and future markets involve additional risks compared to more developed markets, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations”.

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

There may be shortages in the availability of, or disruptions or other limitations in the supply of, foreign currencies in the countries in which we operate, whether as a result of economic reasons, monetary controls or otherwise. See also “— Some of the markets in which we currently, or may in the future, operate are dependent on commodities, and are therefore impacted by global prices and/or demand for such products” and “— Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility.” For example, there have historically been periods of significant shortage of U.S. dollar liquidity in Nigeria and the CBN imposed additional currency controls that restricted access to U.S. dollars in the official foreign exchange market. The reduced access to foreign exchange negatively impacted certain sectors of the Nigerian economy. However, since the introduction of the I&E window in April 2017 (now referred to as NAFEM), the foreign exchange market generally experienced greater levels of stability; however, there have still been periods of significant U.S. dollar liquidity shortage from time to time, including since 2021, and the foreign exchange market has remained volatile. In Nigeria, we continue to access USD through various sources (including from commercial banks and authorized dealers) and at various rates (which may also be at a premium to NAFEM). In this regard, we may suffer adverse economic consequences as a result of a divergence between the rates at which U.S. dollars are available in the market or as a result of the lack of availability or the shortage of U.S. dollars as stated above.

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

To the extent that we acquire assets or invest in other emerging and/or less developed markets, including in Africa, the Middle East and Latin America, additional risks may be encountered that could adversely affect our business. Such markets tend to have less developed economies and infrastructure and are often more vulnerable to economic and geopolitical challenges and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. In addition, the currencies in which investments are denominated may be unstable, may be subject to significant depreciation and may not be freely convertible or may be subject to the imposition of other monetary or fiscal controls and restrictions (including, for example, the Nigerian Naira which depreciated by approximately 49% in 2023 (see “Risks Relating to the Markets in which We Operate — We and our customers face foreign exchange risks, which may be material”). There have been periods of significant U.S. dollar liquidity shortage in Nigeria from time to time, including since 2021, thus limiting our ability to repatriate funds from the country. To the extent the availability of U.S. dollars does not improve, this may have a material adverse effect on our business, financial condition, results of operations, cash flows, liquidity and/or prospects.

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

Should we continue to invest in or acquire assets located in emerging and less developed markets throughout the world, we may be exposed to any one or a combination of these risks, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Although significant advances have been made in the areas of communications facilities in recent years, the progress of development in these sectors cannot be considered at par with that in more developed economies. For example, Nigeria’s new administration sworn in on May 29, 2023, has set ambitious targets for infrastructure and economic development as part of the continuous process of accelerating development in the country. Some of the most notable reforms associated with those targets include (i) replacing the old regime of multiple foreign exchange rate segments into a single NAFEM window within which foreign exchange transactions would be determined by market forces (see “ – We and our customers face foreign exchange risks, which may be material”), (ii) removing the petrol motor spirit subsidy that consumed approximately $10 billion of the federal budget in 2022, as reported by Reuters, and (iii) enacting the Nigeria Infrastructure Fund, or the NIF, aimed at funding upgrades in transportation, roads, power as well as other infrastructure projects.

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

For example, despite the abundant energy resources in Nigeria, significant government reform efforts, and investments in the power sector in recent years, lack of sufficient and reliable electricity supply remains a serious impediment to the country’s economic growth and development. Insufficient power generation, aging infrastructure, weak distribution networks, overloaded transformers, and acts of sabotage to pipelines and infrastructure by vandals result in frequent power outages, high transmission and distribution losses and poor voltage output. Only 59.5% of Nigeria’s total population has access to the grid electricity supply (according to World Bank data from 2021) due to insufficient generation capacity and inadequate transmission and distribution networks. In addition, Zambia experienced power outages that adversely impacted its economic growth between 2014 and 2016, in 2019, 2020, 2022 and 2023.

Similarly, in South Africa the national electricity grid has been under significant pressure over the last decade to meet growing demand given insufficient generation capacity due to underinvestment in new generation and maintenance of facilities. This has resulted in periodic periods of load shedding, where planned supply interruptions take place and are rotated across South Africa to reduce pressure on the electricity grid. New initiatives have been implemented by the government, including allowing the private sector to build their own power plants with up to 100 megawatts of generating capacity without requiring a license, in a bid to address the nation's failing electricity supply. Load shedding has also increasingly been experienced in some of our other markets, such as Zambia and Côte d’Ivoire. Despite initiatives by governments to resolve or mitigate such issues and/or ongoing investment from governments into power generation and transmission, load shedding is expected to continue to occur in the future (including, potentially, in additional markets in which we may operate), and which in turn, may have a material adverse effect on our business, financial condition, results of operations, cash flows, liquidity and/or prospects.

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

Unlike communication towers businesses in developed markets such as the United States and the European Union, where the electricity grid is comparatively extremely reliable, successfully managing communications towers in many of the types of markets in which we currently, or may in the future, operate is dependent on operational competency in power management. Given the intermittent and unreliable grid availability in Nigeria, for example, grid electricity has been rarely used as a source of power for our Towers, with 18% of Towers operated only with generators and 63% operated with hybrid solutions, which alternate between diesel generators and / or solar or battery systems, as of December 31, 2023. In our other African markets grid availability can also be unreliable and, as of December 31, 2023,13% of Towers (excluding South Africa) were powered only by the grid, with the remainder having either generator or hybrid power systems. The unreliability of the grid power presents significant challenges to managing our tower sites and power uptimes and delivering quality service to customers. Any inability to continue to deliver quality service could harm our relationships with our customers, which, in turn, could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Some of the markets in which we currently, or may in the future, operate are dependent on commodities, and are therefore impacted by global prices and/or demand for such products.

The economies of some of the markets in which we operate may be highly dependent on commodities, such as oil or copper, and therefore on global prices and demand which impact these markets. Reductions in revenue from such commodities could adversely affect the economies of the markets in which we operate. For example, the Nigerian economy is highly dependent on oil production in Nigeria and global prices of oil. According to the Nigerian National Bureau of Statistics, in 2023, the oil sector represented 5.4% of total real GDP, a decrease from the 5.7% and 7.2% recorded in 2022 and 2021, respectively. Reductions in revenue from commodities (including but not limited to oil), particularly in light of measures related to global health events or outbreaks (such as COVID-19), or geopolitical tensions (such as outbreaks of violence or wars), could have a material adverse effect on the economies of certain markets in which we operate and in turn on our and our customers’ business and our results of operations. Additionally, between 2014 and 2016, a fall in copper prices adversely affected Zambia’s economy, along with increased tensions with mining companies due to related tax increases.

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

Declines in commodity prices and/or revenue on which certain of the economies in which we operate rely have had and will continue to have an impact on such economies, and may result in lower economic growth, high rates of unemployment, reduction in foreign exchange and government revenue. For example, the Nigerian government and certain other governments, such as in oil-producing countries in the Middle East, rely heavily on oil revenue to fund their budgets, and the decline in prices immediately following the onset of the COVID-19 pandemic in March 2020 resulted in significantly decreased revenue. Oil prices have also been volatile following the geopolitical conflicts that took place in Europe from 2022 and in the Middle East from 2023, causing revenue instability in oil-reliant countries like those we operate in. Moreover, Nigeria, which has historically been one of the largest oil producers in Africa, produced an average of 2.0 million barrels per day in 2019; however, production levels have since declined to an average 1.37 million barrels per day in 2022, albeit slightly increased in 2023 to an average 1.43 million barrels per day as reported by the Nigerian Bureau of Statistics. The decline can be attributed to, among other things, leakage, militant attacks and decaying infrastructure. A reduction or fluctuation in commodity prices, such as a drop in oil prices, would likely negatively impact export earnings in the relevant country, government revenue, and national disposable income, and lead to budgetary constraints and reduced investment in key projects such as infrastructure. Further, any foreign exchange controls imposed in the jurisdictions in which we operate, whether as a result of reduced foreign exchange revenue from such commodities or related products or otherwise, may lead to a devaluation of our revenue which is received in local currencies and also affect our ability to obtain foreign currency required for some of our operations or to service some of our foreign currency obligations. See “— Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility” and “— Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities.”

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

Inflation around the world has risen to levels not experienced in recent decades, and the markets in which we operate are exposed to the risk of high inflation. For example, for the years ended December 31, 2023 and 2022, Nigeria’s inflation rate stood at 24.7% and 18.9%, respectively, according to the Nigeria Bureau of Statistics. For the years ended December 31, 2023 and 2022, South Africa's inflation rate was 6.0% and 6.9%, respectively. For the years ended December 31 2023 and 2022, Zambia’s inflation rate was 10.9% and 11.1%, respectively. Changes in monetary and/or fiscal policy in the countries in which we operate may result in higher rates of inflation, which could consequently increase our operating costs. There can be no assurance that inflation rates will not rise in the future. While we have contractual inflation-linked escalation provisions under most of our MLAs, there can be no guarantee that the rates of escalation of lease fees will mitigate future inflation, particularly where our MLAs may include fixed, capped or floored escalators.

Brazil could also experience new cycles of high rates of inflation. For the years ended December 31, 2023, and 2022, Brazil’s inflation rate was 4.6% and 9.3%, respectively. Even though inflation has receded and macroeconomic conditions improved following the smooth governmental transition of power in January 2023, moderate appreciation of the Brazilian real against the U.S. dollar, and a meaningful cut in rates by the central bank, the Brazilian government has historically taken significant actions to control inflation. Past inflation control policies and regulations often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions.

Inflation policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention could contribute to economic uncertainty and heightened volatility in the Brazilian economy.

Significant inflation and measures taken by governments to control inflation (such as the significant interest rises recently seen) could have a material adverse effect on the economies of the countries in which we operate and, as a result, on our business, prospects, financial condition and/or results of operations.

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

For example, the CBN had historically favored maintaining the Naira within a narrow band with periodic adjustments. Following the devaluation in June 2023, the CBN has made statements that the exchange rate should be governed by a “willing buyer – willing seller” market approach. The gross external reserves have fluctuated in recent years, dropping significantly from a high of $44.2 billion at the end of 2012, to a low of $25.8 billion at the end of 2016, before gradually recovering. As of December 31, 2023, gross external reserves were recorded at $32.9 billion. Given the fluctuations in Nigeria’s external reserves, its high dependence on oil exports and the fact that Nigeria pays for its key imports, such as refined oil, in U.S. dollars, the Naira will remain vulnerable to external shocks that could lead to a sharp decline in its values, as had occurred historically.

In addition, the currencies of the countries in which we operate are subject to volatility. The functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), the South African Rand (ZAR), Brazilian Real (BRL), Colombian Peso (COP), Peruvian Sol (PEN) and Kuwaiti Dinar (KD). The operating subsidiaries’ financial results are translated into U.S. dollars for reporting purposes. Accordingly, we are subject to fluctuations in the rates of currency exchange. In particular, the Naira has depreciated significantly against the U.S. dollar, due to declining oil prices, depletion of external reserves, and the absence of fiscal buffers. In early 2015, the CBN instituted certain currency control policies and pegged the Naira at ₦197 to the U.S. dollar, which increased to approximately ₦305 in 2016, approximately ₦435 as of December 31, 2021, approximately ₦461.50 as of December 31, 2022 and approximately ₦911.7 as of December 31, 2023. Similarly, the Zambian Kwacha to U.S. dollar exchange rate increased from ZMW9.99 as of December 31, 2017 to ZMW25.73 as of December 31, 2023 and the Brazilian Real to U.S. dollar exchange rate increased from BRL4.03 as of December 31, 2019 to BRL4.85 as of December 31, 2023. The South African Rand to U.S. dollar exchange rate increased from ZAR16.98 as of December 31, 2022 to ZAR18.36 as of December 31, 2023.

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

Corruption is a significant issue in many of the markets in which we operate, as in many other emerging and less developed markets. For example, Nigeria, Cameroon and Zambia placed 145, 140 and 98, respectively, out of 180 countries in Transparency International’s 2023 Corruption Perceptions Index. Despite certain reform efforts, however, corruption continues to be a serious problem impacting some of the countries in which we operate, as reflected by several high-profile convictions. Brazil has also experienced recent political instability, including various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, which have negatively impacted the Brazilian economy and political environment. In addition, South Africa and Nigeria (since February 2023) and

Cameroon (since June 2023) were added by the Financial Action Task Force’s (“FATF”) to the “grey list” of countries that need to do more to improve their ability to fight financial crime.  The addition to the “grey list” will likely increase the cost of doing business in South Africa and Nigeria, as there is additional scrutiny on transactions by international counterparties in grey list countries.

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

Frequent and intense periods of political instability make it difficult to predict future trends in governmental policies. For example, the Arab Spring of 2010 and 2011 caused substantial political turmoil across the Middle East and North Africa, particularly in Egypt. During this period of instability in Egypt, the government temporarily dissolved the parliament, suspended the constitution and shut down the internet. Any similar shut-down in the countries in which we operate in the future will negatively affect our business and results of operations. In addition, if government or regulatory policies in a market in which we operate were to change or become less business-friendly, our business could be materially adversely affected. In addition, the economic instability experienced in Brazil between 2020 and 2022 contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Despite a reduction in inflation in 2023, following a smooth governmental transition that year, the Brazilian government has in the past intervened in the Brazilian economy and occasionally makes significant changes in policy and regulations. For instance, the Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, have negatively impacted the Brazilian economy and political environment and have adversely impacted the image and reputation of those companies that have been implicated. We do not have any control over, and are unable to predict, which measures or policies the Brazilian government may adopt in the future. In addition, in South Africa, presidential elections are expected to take place in 2024, the outcome of which could adversely affect the economy, hinder or delay progress in minimizing the energy crisis, and ultimately impact our growth and operations in the country.

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

Our operations are exposed to the political and social environment of the emerging and less developed markets in which we operate (or may in the future operate), which have the potential for civil and political unrest, contributing to an uncertain operating environment. For example, in Nigeria, corruption, policy uncertainty and collapsing infrastructure, as well as terrorist acts by Boko Haram and other groups, together with increased insecurity in different parts of the country, present significant risks to business operations in parts of Nigeria. Terrorism and militant activity are a problem in parts of Nigeria, where a range of terrorist and militant groups with differing goals operate. The Boko Haram sect, a terrorist group based primarily in north-eastern Nigeria, initially became active in 2009 and increasingly received international attention for the number and frequency of attacks against the Nigerian people and villages. These attacks led to the deployment of troops to Adamawa, Borno, and Yobe states. Despite progress made in combatting the group, Boko Haram continued to mount attacks throughout 2021 and 2022, particularly in the Lake Chad region. In addition to the instability caused by Boko Haram, the Niger Delta region of Nigeria continues to experience militant activity, creating a challenging environment for companies operating in that region. Cameroon has also recently faced similar issues, including with political instability in the Anglophone regions of Cameroon and Boko Haram in the Far North region of the country. Such instability has in the past resulted in, and may continue to result in, vandalism of our sites, obstruction or inability to access our Towers and increased security threats to our sites, as well as corresponding lost revenue or increased maintenance and security costs, as well as increased capital expenditures.

Political and social unrest in countries neighboring the markets in which we operate may also pose risks to our business. Instances of terrorist activities or other political and/or social unrest as well as general lawlessness can create a challenging environment for companies operating in the relevant regions. While such activity may be targeted within certain regions or at certain types of industry (such as oil and gas companies), the security situation in such regions can be volatile and may also have an impact on our operations, such as attacks on sites by militant or other groups in order to disrupt communications, and can generally create instability, impacting the relevant regions and economies.

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

The government policies and regulations of emerging and less developed market economies, such as those in which we operate or may operate, on taxation, customs and excise duties and other regulatory matters may change from time to time. In addition, taxes, customs and excise duties and other fees and fines may increasingly be viewed as major sources of revenue, particularly where other previously prominent sources of revenue (such as those derived from commodities) may have reduced. This may result in the introduction of new taxes, levies or fees where none previously existed (or were not imposed). For various reasons, including a potential need to generate revenue from sources other than exports, other foreign governments may take measures to enforce tax compliance, including taking interim measures for alleged tax default, or to impose fees with respect to our operations, even where not permitted by applicable law. While such measures are often successfully challenged, if they are taken in relation to us, this may have a material adverse effect on our financial condition, results of operations, cash flows, and/or liquidity. Further, the interpretation by the relevant tax or other regulatory authorities of, or decision with respect to, certain sections of tax or other laws may differ on a case-by-case basis, including potentially, against sectors or companies such as ours in the event of a perceived increase in profile or growth. Changes in government policies on taxation, customs and excise duties or other regulations, as well as inconsistencies or uncertainties in the interpretation of and decisions relating to tax laws, may have a material adverse effect on our cash flows and liquidity, as well as our business, prospects, financial condition and/or results of operations, and on the tax liability of holders of our ordinary shares.

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

As of December 31, 2023, we had $3,511 million of total borrowings, excluding lease liabilities. We currently use debt financing and plan to continue to use debt financing for our future operations and projects. The terms of the agreements governing our indebtedness limit the circumstances in which we may incur additional indebtedness. However, our indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions or joint ventures or other investments. As a result, the risks normally associated with debt financing may materially adversely affect our cash flows and liquidity as well as our business, prospects, financial position and/or operating results including because:

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

Prevailing interest rates or other factors at the time of refinancing, including the possible reluctance of creditors to make commercial loans or to invest in operations in developing markets (including as a result of market or economic conditions or considerations relating to regulatory capital requirements), could result in the withdrawal of certain creditors from the pool of available lenders traditionally available to borrowers or issuers of our profile, and could also result in higher interest rates, and the increased interest expense could, in the longer term, have a materially adverse effect on our ability to service our debt and to complete our capital expenditure plans, and our financial condition and results of operations could deteriorate as a result.

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

Outstanding balances and advances under certain of our existing credit facilities bear interest at rates which vary depending on certain underlying or reference rates, such as the Secured Overnight Financing Rate, or SOFR, the Chicago Mercantile Exchange (CME) Term SOFR, the European interbank offered rate, or EURIBOR, the Nigerian Monetary Policy Rate, or MPR, the Central Bank of Kuwait’s Discount Rate, the Johannesburg Interbank Average Rate, or JIBAR, or the Brazilian interbank deposit rate, or CDI. Increases in such reference rates increase our interest expense, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also have a material adverse effect on our cash flows and our ability to service our debt in the longer term. In addition, we may procure additional indebtedness at floating rates in the future.

Currencies and tenors of LIBOR were discontinued on June 30, 2023. In anticipation of the discontinuation of the publication of LIBOR in 2023, we actively transitioned to using alternative interest rate benchmarks of SOFR and CME Term SOFR, as an alternative to US Dollar LIBOR in our debt facilities that bear interest at variable interest rates.

Whilst we have already transitioned away from LIBOR and other interest rate benchmarks to alternative reference rates, the effects of such transition entails uncertainty and may involve, among other things, changes in the accounting and regulatory treatment of reference interest rates, increased volatility and may result in increased borrowing costs. As such, the effect of LIBOR discontinuation on our cost of capital, financial results, cash flows and/or results of operations remains uncertain.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange (“NYSE”). As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

Sales of a substantial number of our total issued and outstanding ordinary shares could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell, could reduce the market price of our ordinary shares. As of December 31, 2023, we had 332,519,151 ordinary shares outstanding. All of our ordinary shares are freely tradable under the Securities Act without restriction, except for any of our ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which are restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

Further, we have filed a registration statement on Form S-8 to register our ordinary shares for issuance under our 2021 Omnibus Incentive Plan. Subject to the satisfaction of vesting conditions, shares registered under these registration statements on Form S-8 become available for resale immediately in the public market without restriction. We also entered into a registration rights agreement, pursuant to which we agreed under certain circumstances to file a registration statement to register the resale of the ordinary shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such ordinary shares and to reimburse such shareholders for certain expenses incurred in connection therewith. See Item 7.B. “Related Party Transactions.”

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

As a result of any restatement to correct an error in our financial statements, we may become subject to additional risks and uncertainties, including, among others, substantial expenses for increased professional fees and costs and time commitment that may be required to address matters related to a restatement, and scrutiny of the SEC and other regulatory bodies which could cause investors to lose confidence in our reported financial information and could subject us to civil or criminal penalties or shareholder litigation. We could face monetary judgments, penalties or other sanctions that could have a material adverse effect on our business, financial condition and results of operations and could cause our stock price to decline.

For example, we restated our audited consolidated financial statements as of and for the period ended December 31, 2021 originally included in our Annual Report on Form 20-F for the year ended December 31, 2021, and the unaudited consolidated financial statements as of and for the period ended March 31, 2022, respectively, due to an error that occurred in the provisional business combination accounting for our November 2021 acquisition of a 51% controlling interest in I-Systems Soluções de Infraestrutura S.A. (formerly known as Fiberco Soluções de Infraestrutura S.A.) (“I-Systems”). These errors resulted in an overstatement of goodwill, and understatements of non-controlling interest and other reserves that were required to the financial statements for the periods in question.

The review of the error and the preparation of the restated financial statements caused us to incur substantial expenses for legal, accounting, and other professional services and diverted our management’s attention from our business, and the impact of such errors or any future errors that result in a restatement could require additional resources. In addition, as a result of the restatements, investors may lose confidence in our operating results, and we may be subject to shareholder or other litigation or regulatory enforcement actions in connection with the restatement.

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

As a holding company, our principal source of cash flow is distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future depends on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and/or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our operating subsidiaries and intermediate holding companies to distribute cash to us will also be subject to, among other things, restrictions that may be contained in the agreements governing our indebtedness as entered into from time to time, including the IHS Holding RCF, the IHS Holding 2022 Term Loan and the Notes, and the facilities of our operating subsidiaries, availability of sufficient funds in such subsidiaries and applicable laws, taxes and regulatory restrictions, including monetary or fiscal controls and restrictions. Claims of any creditors of any of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and shareholders. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

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

Our Articles contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. Our board of directors has the ability to designate the terms of and issue preferred shares without shareholder approval. In addition, Board vacancies may be filled by an affirmative vote of the remaining Board members. The directors are divided into three classes designated as Class I, Class II and Class III, respectively, and directors will generally be elected to serve staggered three-year terms. The term of the Class I Directors shall expire at the third annual general meeting of the Company in 2024. The term of office of the Class II Directors shall expire at the fourth annual general meeting of the Company in 2025. The term of office of the Class III Directors shall expire at the fifth annual general meeting of the Company in 2026. A Director whose term has expired may be reappointed in accordance with the terms of the Articles. These provisions may make it more difficult to remove directors. Pursuant to the terms of a settlement agreement that the Company entered into with Wendel, at the Company’s annual general meeting for fiscal year 2024, shareholders will have the opportunity to approve an amendment to our Articles that would declassify the board of directors.  If approved, that amendment to our Articles would provide for all directors to be elected on an annual basis rather than a staggered basis following the annual general meeting for fiscal year 2025.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B. Business Overview

We are one of the largest independent owners, operators and developers of shared communications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 780 million people in emerging markets, across three regions and eleven countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of December 31, 2023, we operated 40,075 Towers across seven countries in Africa, three countries in Latin America and one country in the Middle East. As of December 31, 2023, we are the largest independent tower operator in seven of the eleven markets in which we operate, and we are the only independent tower operator of scale in five of these markets.

We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in communications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals. Historically, our business has been predominantly focused on the African continent, however in 2020 we started complementing this with investment into other regions and adjacent communications infrastructure offerings. Our initial expansion outside of Africa was in the Middle East via Kuwait, and we later further expanded our footprint with our entrance into Latin America via Brazil, Peru and Colombia. Each of these acquisitions supported our inorganic growth strategy of expanding into additional regions that met our investment criteria, which opened up new markets that we believed would provide future organic and inorganic growth opportunities. Our investment criteria suggests that inorganic growth opportunities will be limited for the foreseeable future, as we assess inorganic investment as just one of various forms of capital allocation.

Largest Independent Multinational Tower Companies Globally

Source: Company filings

Note: Data as of March 2024 for PTI. Data as of December 31, 2023 for ATC, Cellnex, GD Towers, IHS and SBA. Data as of September 30, 2023 for Helios. “ATC” refers to American Tower Corporation, “Cellnex” refers to Cellnex Telecom S.A., “SBA” refers to SBA Communications Corporation, “PTI” refers to Phoenix Towers International and “Helios” refers to Helios Towers plc.

For the years ended December 31, 2023 and 2022, we generated revenue of $2,126 million and $1,961 million, losses for the period of $1,988 million and $469 million and Adjusted EBITDA of $1,133 million and $1,031 million, respectively. See Item 5.A. “Operating Results—Key Financial and Operational Performance Indicators—Return Adjusted EBITDA” for a reconciliation of Adjusted EBITDA to profit/(loss) for the period, the most directly comparable IFRS measure.

Our core business is providing shared communications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, through I-Systems, we provide “Fiber-to-the-Home” or “FTTH” fiber connectivity to our customers through a neutral network infrastructure solution for broadband service, and in Nigeria we provide “Fiber-to-the-Tower” or “FTTT” connectivity to our customers. Finally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of December 31, 2023, our owned and operated tower portfolio supported 59,727 Tenants, with a Colocation Rate of 1.49x.

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

To support the communications infrastructure needs of our customers, we typically enter into long-term MLAs of 5 to 10 years in duration, which have historically yielded strong renewal rates (see also Item 3.D. “Risk Factors — Risks Relating to Our Business — A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of customer lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.”). As of December 31, 2023, the average remaining length of our MLAs with our Key Customers, who represented 94% of our Tenants, was 6.7 years. Additionally, these Key Customers had aggregate Contracted Revenue of $10.6 billion and an average remaining lease term of 7.5 years as of December 31, 2023.

Our MLAs typically include annual inflation-linked revenue escalators, limited customer termination rights and, in certain cases, provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluation. For the years ended December 31, 2023, 2022 and 2021, 49%, 52% and 63%, respectively, of our revenue was linked to the U.S. dollar or euro. Foreign currency-linked elements implemented in certain of our contracts aim to help provide protection against potentially adverse movements in local currency. Our U.S. dollar-linked revenue is denominated in U.S. dollars in the relevant MLAs, but paid to us in local currency through contractual mechanisms. In such cases, including the majority of our revenue in Nigeria, and the minority of our revenue in Rwanda and Zambia, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. In other cases, such as Côte d’Ivoire and Cameroon, the MLAs are in local currencies that have a fixed exchange rate, or are “pegged”, to the euro. Our South Africa market and MENA and Latam segments have MLAs which typically only contain local currency lease fees. See Item 3.D. “Risk Factors — Risks Relating to Our Business — The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations.”

We have historically increased the number of our owned and operated Towers through a combination of constructing New Sites, as well as through acquisitions of tower portfolios from MNOs and independent tower companies. Shortly after entering new markets through acquisitions, we typically begin constructing New Sites.

IHS Towers Overview by Country

			Market Share
				Estimated	Estimated
		# of IHS	# of IHS	Outsourced	Total
	2022	Towers	Towers	Towers	Towers
	Population	December 31,	December 31,	December 31,	December 31,	IHS Towers
Country	(millions)	2023	2022	2022	2022	Market Position December 31, 2022
Nigeria	221	16,395	16,995	28,473	41,008	#1
South Africa	60	5,691	5,691	11,429	25,848	#1
Côte d’Ivoire	29	2,694	2,699	2,699	4,859	#1
Cameroon	28	2,358	2,279	2,279	5,398	#1
Zambia	20	1,879	1,862	1,862	3,643	#1
Rwanda	14	1,434	1,319	1,336	1,861	#1
Brazil	216	7,663	6,994	56,960	74,683	#4
Peru	34	61	54	7,543	19,145	not meaningful
Colombia	52	228	228	9,345	19,039	not meaningful
Kuwait	4	1,672	1,531	1,531	6,354	#1
Egypt	104	X	X	X	26,629	not meaningful

Source: Euromonitor International Limited (Economies & Consumers data) for Population, extracted April 2023, Analysys Mason estimates and IHS. South Africa outsourced towers as of December 2022 exclude approximately 4,000 Swiftnet towers reported as of March, 2023 since those towers are non-independent as Swiftnet is owned by Telkom South Africa. Market Position of independent tower companies is based on December 31, 2022 figures as per Analysys Mason.

We believe we offer a unique balance between existing infrastructure with visible revenue streams and high potential for revenue growth given the strong growth potential in our countries, the strength of our market positions within each country and our strategically important, unique tower locations. We believe that we are well positioned to improve margins and cash flow, while achieving long-term growth due to:

●	a large and scalable platform that provides critical infrastructure to help drive communications activity and broader digital and economic progress;
●	a long-standing and stable operational platform that consistently delivers on our service level agreements to customers with proven network reliability;
●	a well-defined organic expansion strategy designed to grow in existing markets with existing and new customers, complemented with an inorganic expansion strategy designed to assess and enter carefully selected growth-oriented markets with compelling underlying fundamentals, when feasible and

●	a comprehensive commitment towards contributing to sustainability and the well-being of our communities and environments where we operate.

Our successful performance so far is the result of many years of building, acquiring, operating, managing, and owning communications infrastructure in emerging market environments. As one of the pioneers of the tower infrastructure industry in Africa, we have worked with our customers to develop the experience needed to operate and grow a successful business in our sector. Our experience has provided us with years of insight, deep operational expertise, and strong relationships with various stakeholders that we believe will allow us to enhance our leadership position in existing and new markets. Our track record is highlighted by the following milestones:

●	2001: Founded as a builder of communication Towers for MNOs in Nigeria; our founders continue to lead the business today.
●	2004: Launched our Managed Services operations for MNO-owned Towers with services including maintenance, security and power supply.
●	2009: Began owning Towers and leasing space to MNOs in Nigeria and launched our Colocation operations through which we lease space to other MNOs.
●	2013: Acquired MTN Côte d’Ivoire’s tower portfolio of 911 Towers and MTN Cameroon’s 818 Towers. Additionally, completed MLL agreements for Orange Côte d’Ivoire’s tower portfolio of 1,191 Towers and Orange Cameroon’s 819 Towers.
●	2014: Entered Zambia and Rwanda through the acquisitions of MTN’s tower portfolios of 719 Towers in Zambia and 550 Towers in Rwanda. These transactions helped establish us as the largest independent tower company in EMEA by tower count.
●	2014: Executed landmark transactions in Nigeria to acquire a total of 10,966 Towers. We acquired 4,154 of these Towers from MTN Nigeria and 2,116 of these Towers from 9mobile in 2014 and the balance of 4,696 Towers from MTN Nigeria the following year.
●	2015: Expanded through the acquisitions of Airtel Zambia’s 949 Towers and Airtel Rwanda’s 200 Towers and further expanded in Nigeria through the acquisition of an additional 555 Towers from 9mobile.
●	2016: Acquired HTN Towers, which owned 1,211 Towers in Nigeria, in the first tower company-to-tower company transaction in Africa, reinforcing our leadership in Africa’s largest market.
●	2020: Expanded our footprint by entering the Middle East through the Kuwait Acquisition, in which entity we have a controlling interest. We completed the first closing of 1,022 towers in February 2020 and the second closing of 140 towers in October 2020.
●	2020: Expanded our footprint by entering Latin America through the completion of the CSS Acquisition, for 2,312 towers primarily across Brazil, as well as Peru and Colombia.
●	2021: Expanded our Latam business through the acquisitions of Skysites in Brazil, Centennial Brazil and Centennial Colombia, acquiring 1,005 towers, 602 towers and 217 towers, respectively.
●	2021: Completed the third and fourth closings of 67 towers and 126 towers in April 2021 and October 2021 in Kuwait, respectively, pursuant to the Kuwait Acquisition. Completed the acquisition of 162 towers in April 2021 from Airtel Rwanda.
●	2021: Completed our initial public offering (“IPO”) by issuing 18,000,000 ordinary shares at a price to the public of $21 per share, resulting in net proceeds to us of $357.7 million.
●	2021: Completed the TIM Fiber Acquisition with TIM Brasil to form I-Systems, which provides a neutral network infrastructure solution for broadband service in Brazil.
●	2021: Entered Egypt pursuant to the Egypt Transaction

●	2022: Acquired 2,115 towers in Brazil pursuant to the GTS SP5 Acquisition.
●	2022: Completed the MTN SA Acquisition to enter the South African market by acquiring 5,691 towers in South Africa from MTN and completed the fifth closing of 43 towers in September 2022 in Kuwait pursuant to the Kuwait Acquisition.
●	2023: Completed the sixth closing of 101 towers in August 2023 in Kuwait pursuant to the Kuwait Acquisition.

We believe that the underlying communications trends in our markets will continue to drive the need for additional infrastructure and enable us to further augment our growth through continued Colocation, Lease Amendments, New Site construction, adjacent communications infrastructure investments such as fiber, and acquisition activity. New communications infrastructure services such as small cells will further add to our growth opportunities with the roll-out of 5G in some of our markets. As of December 31, 2023, with an average age of our tower portfolio of 6.9 years, based on the date of integration of the sites, and a Colocation Rate of 1.49x, we believe that we have a young portfolio with ample capacity to continue growing organically, as well as to realize further gains on operating margins from operational efficiencies. We believe this organic growth will help drive enhanced cash flow generation from our existing assets.

Considering our historical growth and diversification, the table below presents our geographic segment revenue as a percentage of total revenue, for the periods indicated:

	As of December 31,
	2021	2022	2023
Geographic Segment
Nigeria	72.6%	69.0%	65.0%
SSA	21.8%	21.0%	23.7%
Latin America	3.8%	8.2%	9.4%
Middle East and North Africa	1.9%	1.8%	1.9%

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

Large and Growing Telecommunications Markets.  We believe the markets in which we currently operate are structurally favorable, as a result of having large, growing populations and low mobile penetration, particularly relating to 4G and 5G SIM penetration. Our eleven markets covered approximately 860 million SIMs as of December 31, 2022. Our African markets are generally characterized by low mobile penetration, and a high number of subscribers per tower compared with the U.S. and Western Europe. These markets are also attractive due to an increasing need for 3G and 4G coverage and capacity, with 49% 3G SIM penetration and only 30% 4G SIM penetration as of December 31, 2022 (blended average metrics based on IHS Towers’ number of towers in each market as of December 31, 2022, including the commitment to deploy 5,800 towers in Egypt). Over the longer term, we also expect 5G technology to become more meaningful in these markets. To meet the anticipated telecommunications growth in our African markets, including Egypt and South Africa, which we entered in 2021 and 2022, respectively, it is expected that these markets will require over 31,000 new towers and over 53,000 new MNO points of presence over the period December 2022 to December 2027. We believe that our Latin America markets also provide exposure to growth and technology trends, It is estimated that these markets will require over 24,000 new towers and over 52,000 new MNO points of presence over the period from December 2022 to December 2027. As telecommunication networks in our markets evolve, we believe that there may also be increasing demand for other communications infrastructure, such as fiber connectivity and data centers.

Significant Market Scale. We are the number one independent tower operator in seven of our eleven markets. As of December 31, 2022, we had an estimated 60% and 50% market share of independently owned or operated sites in Nigeria and South Africa (Swiftnet is owned by Telkom South Africa and is therefore excluded from the calculation), respectively, which are two of the largest telecommunications markets in Africa by subscribers. In addition, we are the only independent tower operator of scale in five of our eleven markets and as of December 31, 2022, we are the largest independent tower operator in Africa, measured by tower count.

As a leader in many of our markets, we benefit from operational efficiencies that help drive financial performance. We have strategically acquired multiple tower portfolios in each of our African markets and have selectively consolidated Towers, where we move Tenants from one Tower to another, to reduce costs. Follow-on transactions in new markets are an important element of our inorganic growth strategy, and we have reinforced our position in our markets, completing follow-on transactions in each of our African markets (excluding South Africa and Egypt), as well as Brazil and Colombia. We own or operate approximately 37% of all Towers (64% of independent Towers) in our combined African markets (excluding Egypt) as of December 31, 2022 and therefore benefit when MNOs invest in additional coverage and capacity, either on our existing sites or through the share of new sites we deliver in the market. We believe our scale and market position gives us a unique opportunity to increase our revenue per tower through Colocation and Lease Amendments as MNOs upgrade their networks from 2G and 3G to 4G and 5G.

Substantial and Defensible Market Share. Given the size and scale of our business and our track record of growth and service to our customers, we believe we are well positioned to maintain or even grow our market share. Our market position is backed by long-term contracts that we have a history of successfully maintaining. For the period covering 2023, 2022 and 2021, we have added 16,863 Tenants, 18,620 Lease Amendments and constructed 3,861 New Sites. As of December 31, 2023, we have built over 10,000 New Sites since our inception. We continue to provide quality service and take a partnership approach with our customers in radio frequency planning. We also benefit from high barriers to entry in our industry, including the capital intensive nature of building new tower portfolios and, in certain instances, zoning rules that restrict Towers and masts from being built within a certain radius of each other. We believe these factors underpin the strength of our market leadership and position us to take advantage of opportunities in our markets.

We have a proven business model with high quality revenue visibility that is backed by long-term, inflation-linked contracts.

Proven business model coupled with recurring revenue and long-term contracts. We offer MNOs reliable services in exchange for monthly lease fees that are underpinned by long-term contracts, creating long-term revenue visibility. For MNOs, there are high costs and potential service interruptions associated with switching tower infrastructure and, historically, we have had a track record of successfully renegotiating and extending our contracts with MNOs, including with Key Customers in Nigeria in 2020, 2022 and 2024, and in Cameroon and Côte d’Ivoire in 2023. As of December 31, 2023, we had $10.6 billion of Contracted Revenue from our Key Customers, an average remaining lease term of 7.5 years and an average remaining length of our MLAs of 6.7 years. In many cases, our contracts also include limited customer termination rights, inflation-linked revenue escalators and power indexation clauses to mitigate against certain increases in diesel prices. In certain cases, our contracts also include provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluations.

The majority of our revenue comes from MNOs that are subsidiaries of large, publicly listed multinational MNOs. Our Key Customers are primarily the country subsidiaries of publicly listed multinational MNOs such as MTN Group, Airtel Africa, Orange Group, Telecom Italia, Zain Group, America Movil, Telefonica, and Millicom.

Structurally favorable unit economics.  The limited competing infrastructure in the vicinity of our Towers helps enable strong demand from existing customers and positions our Towers as the preferred location for potential new demand. Time to market advantages for New Site construction, cost-to-build considerations and in some cases, regulatory restrictions create natural and high barriers to entry into our markets. We are able to achieve favorable unit economics through additional Tenants and Lease Amendments via Colocation that allow us to improve our margins and our return on invested capital. When we add additional Tenants via Colocation, we generally incur limited incremental costs and typically do not provide additional tenant discounts. We also have the ability to reduce certain of our costs per Tenant, which are mostly fixed, with the exception of power costs in our African and Middle East markets, which are variable. With a Colocation Rate of 1.49x across our portfolio as of December 31, 2023, our sites have the capacity to add additional Tenants before reaching a similar Colocation Rate as our older tower vintages. For example, as of December 31, 2023, our tower vintages up to 2012 had a Colocation Rate of 2.27x. We believe our success in leasing up and colocating on our older Towers is a strong indicator of our ability to lease-up, grow revenue and expand margins on our newer Towers.

We have contractual protections against macroeconomic volatility. For the years ended December 31, 2023, 2022 and 2021, 49%, 52%, and 63%, respectively, of our revenue was linked to the U.S. dollar or euro. Most of our operating costs are in local currency, and we have structured our contracts to provide protection against inflation and, in some cases, local currency devaluation.

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

In response to these growing needs, we benefit from customers choosing Colocation in order to get to market quickly on an existing site of ours. Colocations are a highly attractive opportunity as they enable us to lease-up our existing assets with minimal incremental capital expenditure and operating expenses required. As of December 31, 2023, 2022 and 2021, we achieved a Colocation Rate of 1.49x, 1.48x and 1.50x, respectively. When we acquire towers from mobile operators, these typically have a low Colocation Rate that reduces our overall Colocation Rate, but at the same time these towers result in a further Colocation opportunity for our other customers.

Lease Amendments represent an opportunity for existing Tenants to enhance their existing position or upgrade technology at a Tower by installing additional equipment on that Tower or requesting certain ancillary services. For the years ended December 31, 2023, 2022 and 2021, we added 4,929, 4,550 and 9,141 Lease Amendments, respectively. Colocation and Lease Amendments both support our growth and increase our operating leverage.

We typically construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation. Since our inception, we have built over 10,000 New Sites. For the years ended December 31, 2023, 2022 and 2021, we built 1,329, 1,184 and 1,348 New Sites, respectively.

We also benefit from the opportunity to generate revenue from adjacent services, including fiber, DAS, small cells and data centers. In terms of fiber services, through I-Systems, we provide FTTH connectivity to our customers through a neutral network infrastructure solution for broadband service, and in Nigeria we provide FTTT connectivity to our customers. These opportunities do not constitute a material contribution to our revenue today, although we look to continue to expand these opportunities as an area of growth in the future, particularly in Brazil, Nigeria, South Africa, Zambia and Kuwait, where 5G roll-out has already commenced.

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

Our inorganic growth strategy focuses on entering carefully selected growth oriented markets with compelling underlying fundamentals, when feasible. A key component of this inorganic growth lies in our strategy to then develop each of the markets that we enter. We aim to execute follow-on, in-market transactions upon entering a new market, in order to solidify our presence as well as extract cost synergies from our operational platform across our large asset base. In addition to building our market presence, this strategy has allowed us to better service our customers through our extensive platform.

We have an established history of delivering high quality service to our customers.

We have long-term relationships with leading MNOs. For most of our Key Customers, our sites are the primary tower infrastructure that supports their operations, making us a key long-term partner to them. Through these partnerships, we have developed deep ties with our customers’ key decision makers.

We have a long track record of delivering quality service to MNOs through deeply integrated relationships. Our customers entrust us with this critical infrastructure in part due to our proven record. For example, in our African businesses, we had average power uptimes of 99.7% and average time to repair below 2 hours for the year ended December 31, 2023. In our African businesses, our innovative power availability solutions are a critical component of our quality of service offering in our current markets that lack a robust power grid, as well as in South Africa, where since our entry into the market in 2022 the power grid has experienced significant interruption due to load shedding.

We have a modern and efficient global operational management platform.  We have differentiated ourselves from our tower competitors over time through our advanced network operating centers, or NOCs, in our African and Kuwait businesses, excluding Egypt and South Africa, with bespoke remote monitoring at 91% of sites covered by these NOCs as of December 31, 2023 (with monitoring of almost all remaining sites through MNO network operating centers), site acquisition and maintenance teams, and a network of partners in the fields of security, power management equipment, site deployment / construction and diesel supply. Our NOCs operate 24 hours a day, seven days a week and monitor a variety of data sent from our Towers. Such data include access and gate status, diesel supply, usage and quality, cabinet temperature and overall power uptime, consumption and supply. We have demonstrated significant uptime improvement in the sites that we have purchased and enabled improved quality of service levels across our portfolio, other than in South Africa where the power grid experienced significant interruption since 2022 due to load shedding and where we are still transitioning services from third party providers to build our own NOC. Given the current operating environment in Latin America with limited service level agreement obligations (such as power uptime or average time to repair) to customers, our businesses in Brazil, Peru and Colombia generally do not require NOCs or remote monitoring services.

We have a track record of resilience to volatility.

We have a track record of growth during periods of macro-economic volatility, including in relation to foreign exchange rates. Despite Nigerian Naira devaluations and the sustained economic slowdown continuing in Nigeria, with real GDP growth at 2.7%, 3.1% and 3.4% for 2023, 2022 and 2021, respectively, our revenue and segment Adjusted EBITDA for our Nigeria segment has continued to grow during that same period. Revenue for our Nigeria segment increased 2.2%, 17.9% and 10.5% for the years ended December 31, 2023, 2022 and 2021, compared to the years ended December 31, 2022, 2021 and 2020, respectively, and segment Adjusted EBITDA for our Nigeria segment increased by 6.5%, 2.5% and 11.7% over the same periods, despite the Naira depreciating from an average rate of ₦382.0 to $1.00 for the year ended December 31, 2020 to an average rate of ₦638.0 to $1.00 for the year ended December 31, 2023. In particular, the Naira depreciated from an average rate of ₦428.2 to $1.00 for the year ended December 31, 2022 to an average rate of ₦638.0 to $1.00 for the year ended December 31, 2023.

We have a disciplined capital allocation policy. We employ a prudent approach to discretionary capital allocation. We have a strong focus on maintaining a healthy capital structure through a mix of debt and equity financing. As of December 31, 2023, we had $4.1 billion of debt and IFRS 16 lease liabilities and $293.8 million of cash on our balance sheet. We continue to maintain a prudent approach to leverage, which we believe provides us with strong flexibility to evaluate future investment opportunities and other potential capital allocation alternatives, such as debt and/or equity repurchase programs or divestitures.

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

Our governance and control frameworks underpin our dedication to operational best practices.  Since our inception in 2001, we have aimed to establish a rigorous framework, which includes a focus on corporate governance, ethics, environment and sustainability and risk management policies and a platform that combines the strong fundamentals of the communications infrastructure business with attractive long-term growth potential. We review our governance and control frameworks from time to time, which we expect will continue to develop as a result of our continued evolution as a public company and as a result of engagement with investors and stakeholders from time to time.

We have implemented governance practices at the board of directors and executive levels, including committees focused on ethics and risk management. We have nine directors, eight of whom are independent directors, on our board of directors. We have also developed an ethical compliance framework aligned with converging best practice methodologies.

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

Increase revenue, improve margins and grow cash flows by maximizing the use of our existing assets and driving organic growth through Colocation, Lease Amendments and New Sites or other communications infrastructure

Our primary strategy is to expand our revenue-generating asset base and improve utilization on new and existing Towers and other communications infrastructure. We aim to drive organic revenue growth and cash flow generation through Colocation, Lease Amendments, contractual lease fee escalations and New Site or other communications infrastructure construction. In addition, we believe strong operating leverage and initiatives, such as selective decommissioning, will help us drive margins and increase cash flows. Moreover, there may be opportunities to expand FTTH fiber services in Brazil and FTTT fiber connectivity services in Nigeria.  As our customers roll-out 5G services, we believe these fiber services, as well as existing services such as DAS and small cells and potentially data centers, will likely increase in prevalence, and will become a core component to our growth thesis.

Seek attractive rates of return through disciplined organic and inorganic capital allocation

When feasible, we intend to continue investing capital seeking attractive rates of return. We pursue carefully selected strategies, including New Site or other communications infrastructure construction and selective decommissioning, and have a strong track record of delivering value-enhancing incremental investments that have helped grow our asset base, secure our market leading positions and provide the scale and market share necessary to sustain our growth. We assess acquisition, investment and divestment opportunities using our (i) country attractiveness framework, (ii) strategic importance analysis and (iii) investment appraisal methodologies.

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

Our investment appraisal of inorganic opportunities includes targeting long term financial metrics to form the basis of our investment appraisal as well as assessing inorganic opportunities for individual strategic merit. In addition, we remain open to potential divestments that align with our capital allocation policy and meet our return-on-investment requirements.

Peru Share Purchase Agreement:

On February 21, 2024, IHS entered into a Share Purchase Agreement to sell its subsidiary, IHS Peru S.A.C., to affiliates of SBA Communications Corporation. Closing of this transaction remains subject to customary conditions, including finalization of due diligence.

Our Peru footprint consists of 61 towers.

Continued focus on operational excellence, service delivery for customers and adopting an innovative approach to new technology

We plan to continue delivering high levels of performance to our customers in terms of site power availability, site access, equipment monitoring and servicing. We have done this consistently for years and we are increasingly looking to leverage new technology such as artificial intelligence (AI), albeit in early stages, to expand the scope of how we monitor and improve the sites while reducing our dependence on diesel-powered generators. Our extensive use of alternative power solutions in our African markets also helps reduce our operating costs and is more environmentally friendly given the reduction in diesel consumption that these solutions deliver. We will also look to leverage this expertise in other markets in which we operate where services such as power or site monitoring may be requested from customers in the future.

In support of these goals, in 2022, we published our Carbon Reduction Roadmap which provided a comprehensive strategy for decreasing our emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline.  Under Project Green, the next significant step of our Carbon Reduction Roadmap, we expect to achieve emissions and financial savings by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for Project Green are our operations in Cameroon, Côte d’Ivoire, Kuwait, Nigeria, Rwanda, and Zambia. In 2023, we updated 2,750 sites through a combination of connecting them to the electricity grid, deploying or upgrading battery storage and deploying or upgrading solar panel solutions, which reduced our diesel consumption.

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

IHS Towers is a UN Global Compact signatory and is committed to adhering to the “Ten Principles” of the UN Global Compact relating to human rights, labor standards, environment and corruption. We believe that our sustainability programs contribute to nine of the 17 United Nations Sustainable Development Goals, or UN SDGs. Each of these goals feeds into our four-pillar sustainability strategy, which guides our everyday performance and underpins our business.

The impact of our Sustainability strategy continues to be recognized externally. In 2023, IHS Nigeria won five awards at the 2023 Sustainability, Enterprise, and Responsibility Awards Africa CSR and Sustainability Awards. The awards received were ‘Most Responsible Organization’, ‘Best Company in Environmental Stewardship’, ‘Best Company in Circular Economy’, ‘Best Company in Workplace Practices’ and ‘CEO of the Year’ for Mohamad Darwish. In addition, IHS Nigeria's sustainability programs were recognized at the 2023 Africa Public Sector Conference and Awards; Top 50 Brands on Sustainability in Africa; 2023 World Sustainability Awards; Best External Partnership; 2023 Tech Innovation Award as Best Sustainable Tower Company; 2023 CSR Reporters' Award for Sustainability Company of the Year; CAHR Awards for Josephine Nkemdilim Equal Rights; and the SOS Children’s Villages International (SOSCVI) Donor Award.

Our Tower Portfolio

Size of portfolio   As of December 31, 2023, we had a portfolio of 36,079 owned Towers and 3,996 Towers that we operate under MLL and ROU arrangements totaling 40,075 Towers owned and operated. With 59,727 Tenants as of December 31, 2023, we had a Colocation Rate of 1.49x. Additionally, as of December 31, 2023, we had 36,603 Lease Amendments. We have historically increased the number of our Towers through a combination of constructing New Sites, along with the acquisition of site portfolios from MNOs and from independent tower companies, namely HTN Towers, CSS, Skysites, Centennial, and GTS SP5.

In connection with the acquisition of multiple portfolios of Towers and in other circumstances, we have also rationalized our portfolio through decommissioning, including the ongoing rationalization program agreed with a Key Customer in Nigeria. Where economically and commercially viable to do so, we migrate Tenants from one Tower onto a nearby Tower as additional Colocation and then decommission the empty site. While the decommissioning of Towers offsets our overall growth in the number of Towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditures of the decommissioned tower with only a marginal cost of sales increase at our retained sites through increased power consumption.

The following table shows the growth of our tower portfolio, which is primarily a result of acquired Towers and the construction of New Sites, for the period and as of the dates indicated:

	As of December 31,
	2021	2022	2023
Towers
Total (Owned & Operated)	31,043	39,652	40,075
Acquired in period	2,179	7,849	118
Built in period	1,348	1,184	1,329

In addition to the foregoing owned and operated Towers, we also manage and operate approximately 121 Towers in Kuwait under a Managed Services agreement as part of the Kuwait Acquisition.

Tenancies and Colocation Rate

We provide our customers with opportunities to install active equipment, and receive related services, on existing Towers alongside current Tenants, known as Colocation. The Colocation Rate is the average number of Tenants per Tower that we own or operate across our portfolio at a point in time. With 59,727 Tenants as of December 31, 2023, we had a Colocation Rate of 1.49x.

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

The following table shows the number of Tenants in our portfolio and our Colocation Rate as of the dates indicated:

	As of December 31,
	2019	2020	2021	2022	2023
Tenants
Key Customers	34,092	38,739	42,843	54,215	55,915
Other Customers	3,560	4,125	3,571	4,358	3,812
Total	37,652	42,864	46,414	58,573	59,727
Colocation Rate	1.56x	1.54x	1.50x	1.48x	1.49x

We review and analyze the performance of our Colocation Rate trends for Towers built or acquired in different periods. As of December 31, 2023, our tower vintages up to 2012 had an average Colocation Rate of 2.27x, while our more recent portfolios ranged from 1.26x to 1.69x. This metric can be affected by recent acquisitions and consistent New Site programs, each of which can reduce the overall Colocation Rate and make total portfolio comparisons less meaningful. However, we believe the relatively low Colocation Rate provides strong growth potential going forward. The table below shows our Colocation Rate, as of December 31, 2023, for Towers acquired or built during different periods (with towers acquired through company acquisitions captured in the acquisition year):

		Colocation Rate
	Number of Sites	As of December 31,
Period	Acquired / Built	2023
Up to 2012	1,338	2.27x
2013 — 2014	11,594	1.67x
2015 — 2016	7,926	1.54x
2017 — 2018	1,415	1.69x
2019 — 2020	9,624	1.26x
2021 — 2023	8,178	1.30x
Total	40,075	1.49x

The Colocation Rate of our Towers is a key indicator of portfolio maturity and operational efficiency.

Lease Amendments

In addition to Colocation, we also continue to benefit from Lease Amendments as our existing Tenants roll out new technologies or require installation of additional equipment or ancillary services on their existing sites, which includes the deployment of 3G, 4G and 5G technologies. As of December 31, 2023, our customers had deployed over 36,500 Lease Amendments to Towers across our footprint. Given the relative growth potential of the telecommunications markets in which we operate, where 3G and 4G SIM penetration are generally at a low starting base (e.g. 65% and 20%, respectively in Nigeria as of December 31, 2022), the majority of the Lease Amendments that we have added thus far are for 3G and 4G equipment added to a Tower for existing Tenants, albeit in 2023, 5G equipment made up the majority of our Lease Amendments.

The following table shows the number of Lease Amendments in our portfolio as of the dates indicated:

	As of December 31,
Lease Amendments	2019	2020	2021	2022	2023
Total	13,604	17,983	27,124	31,674	36,603

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

Our Tower portfolio consists principally of ground-based Towers. As of December 31, 2023, 58% of our Towers were between 30 and 60 meters in height, and 31% of our Towers were smaller than 30 meters, including 13% of which were rooftop sites. We build larger Towers when circumstances require, including when Towers will be located in valleys or require a greater range of transmission. As of December 31, 2023, 8% of our Towers are between 60 and 75 meters, and 3% are taller than 75 meters. As of December 31, 2023, the average age of Towers in our portfolio based on our date of integration was 6.9 years.

Operations

Our core business provides shared communications infrastructure services to MNOs, including power management, to ensure uninterrupted operation of customers’ transmission equipment. MNOs, in turn, use our tower infrastructure to provide wireless voice and data services to their end users. We lease space to customers on existing Towers alongside current Tenants, known as Colocation, as well as lease additional space for the installation of additional equipment or provide additional services to existing Tenants on Towers through Lease Amendments. We commission New Sites for construction to the MNOs’ specifications and lease space on those newly built Towers. In certain of our markets, we also provide customers with the required power for their equipment and provide FTTT services.

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

Lease Amendments

In addition to Colocation, we drive our revenue and operating margins by leasing additional space for equipment or providing certain ancillary services to existing Tenants on sites through Lease Amendments. For example, an existing Tenant may choose to deploy an additional technology, such as 3G, 4G or 5G technology at the same site the Tenant is leasing, or an existing Tenant may seek to connect fiber to the Tower, which requires the provision of additional power for that connection.

Our customers utilize different technologies, though active GSM technologies comprise the most prevalent type of technology on our Towers to date. Data demands continue to be a key factor in our markets and certain large MNOs have recently been upgrading their 4G networks and/or have already begun deploying 5G networks. These technologies require increased density for Towers and equipment, increasing the need for additional points of service and amplifying the need for Lease Amendments.

As subscriber density increases, tower operators deploy additional infill sites to deliver further capacity to areas of demand. This densification of the network is driven further by the deployment of 3G, 4G and 5G services, which are typically carried over higher frequency spectrum bands. The cell-sizes for these higher frequency bands are much smaller than, for example, a GSM 900 MHz cell, but the capacity that is delivered over a similar area is much higher and can therefore support high subscriber density and deliver higher voice and data traffic. The deployment of 3G/4G in lower frequency bands does not negate the need for densification, as it allows 3G and 4G coverage to be extended into more rural areas similar to 2G coverage. We expect MNOs in our markets to continue to service 2G, 3G and 4G technologies for many more years.

New Sites

We believe that the timely deployment of New Sites, which includes site acquisition, construction and structural and electrical engineering, has been a critical component in obtaining and completing site orders. We have extensive New Site deployment experience, having built over 10,000 New Sites and have been a major provider to the market in New Sites since 2011. The average cost to build a typical macro New Site as of December 31, 2023 is in the range of $50,000 to $110,000 in our African and Middle East businesses, and in the range of $40,000 to $80,000 in our Latin America business.

New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions, rooftop and wall-mounted towers and cells-on-wheels. For New Sites, we retain ownership as well as the exclusive right to colocate additional Tenants on the tower. These New Sites always begin operations with at least a single tenant, with Colocation and Lease Amendments expected at future dates. We seek to construct New Sites only in locations where Key Customers are committed to be the initial tenant with optimal additional Colocation capacity, and therefore generally aim to only build Towers for customers in locations that have the potential to attract other customers. We strive to realize the operating leverage inherent in the tower business by leasing up the New Sites with additional tenancies. In Africa (excluding South Africa) and the Middle East, we aim to construct New Sites with the appropriate primary power systems for their location, which may include hybrid batteries and solar systems. In South Africa, we provide back-up power solutions as connection to the grid is the primary source of power. See “— Power and Power Management.” Given the operating model in Latin America, power systems are less relevant in these markets where the provision of power is a responsibility of the customer.

The entire process from receipt of work order to completion of New Site construction as of December 31, 2023 typically takes approximately 90 to 150 days. The actual time taken and the detailed steps followed can vary depending on the country, customer, the location of the specific site and issues, if any, identified during the site acquisition process.

A typical New Site process, including additional value-added services, involves the following steps:

●	A new customer will sign an MLA, or have an existing MLA with the relevant optionality to roll-out New Sites, and inform the marketing unit that it requires a New Site in a certain location (usually a location within a radius of a precise coordinate, referred to as a search ring; in dense urban areas the search ring is generally within 200 meters of the coordinate but in other areas, the search ring can be up to 500 meters from the coordinate)
●	Mapping specialists select the most suitable sites based on a number of factors, including (i) the proximity to central coordinates provided by the customer, (ii) appropriate terrain most suited to broadcasting of uninterrupted signals, (iii) which sites provide the most attractive property lease or purchase terms, with a preference for purchasing the land, (iv) which sites have the highest potential to be approved for aviation and environmental permits in the shortest time frame and (v) which sites may be the most viable location for additional Tenants. Final sites selected are submitted to the customer and, once approved, to our site acquisition department.
●	Once a location is accepted by the customer, we negotiate and enter into either (i) a long-term ground lease pursuant to which we acquire a leasehold interest in the property, (ii) a contract of sale pursuant to which we acquire title to the property, or (iii) an easement agreement pursuant to which we acquire an easement over the property. We may also negotiate an option to purchase or lease the property in the future. Concurrent with the negotiation of appropriate property rights, we obtain a title report on the site, conduct a survey of the site, perform soil analysis of the site and obtain an environmental survey of the site (if relevant). The resultant plan is then submitted to the relevant regulatory authority for approval. We also obtain land use permits necessary to commence construction on the site or install equipment on the site.
●	Upon the customer’s acceptance of the completion of the tower construction, under certain MLAs, a separate SLA is then signed for the commissioning of the individual site, which incorporates the provisions of the MLA.

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

Site management and maintenance

We deploy a combination of in-house personnel and third-party contractors to manage and maintain our Towers. In-house personnel are responsible for oversight and supervision of all aspects of preventative and corrective maintenance and site management, including managing the operational aspects of customer relationships, managing structural engineering and tower capacity issues, ensuring proper signage, and supervision of independent contractors. We engage numerous suppliers to provide various services in connection with site acquisition, construction, access management, security and preventative and corrective maintenance of tower sites, as well as the supply of diesel to certain of our sites. As of December 31, 2023, we had entered into outsourcing arrangements for certain services in respect of 80% of our sites.

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

Site maintenance and management activities include:

Site monitoring and control

Our NOCs are 24-hour fully operational management centers from which our personnel monitor and control the tower sites from a central location. Remote monitoring systems allow us to better monitor, regulate and control site conditions, including, among other things, site AC, DC, load, power consumption per tenant, diesel usage and tank levels, environmental alarms (shelter temperatures, smoke detectors, etc.) and remote access control. We have remote monitoring systems installed in six of our eleven markets covering 91% of our sites within these six countries (with monitoring of almost all remaining sites through MNO network operating centers). Our NOCs are operated 24 hours a day, seven days a week and monitor a variety of data sent from our Towers. Such data includes access and gate status, diesel supply, usage and quality, cabinet temperature and overall power uptime, consumption and supply. In South Africa, we currently rely on a transitional third party operations support system but expect to establish our own NOC in the market in 2024. Given the current operating environment in Latin America and no provision of service levels to customers, our businesses in Brazil, Peru and Colombia do not require NOCs.

The activities conducted in the NOCs ensure that we provide our customers with quality service and uptimes. We averaged a power uptime of 99.7% (excluding South Africa) across our tower portfolio in our African markets for the year ended December 31, 2023, with an average mean time to repair of under 2 hours for the year ended December 31, 2023.

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

Power and Power Management

The reliability of main grid electricity varies considerably across our footprint and determines, along with the requirements of any one site, the most appropriate power system for that site. Specifically in our African markets where there can be a lack of reliable main grid electricity supply, we currently source a substantial amount of our power needs for daily operations from a combination of diesel generators, solar panels, and deep cycle batteries. As of December 31, 2023, in our African markets (excluding South Africa), 48% of our sites were powered with hybrid power systems (a combination of diesel generators with solar and / or battery systems), 12% with only generators, 32% with grid connectivity and back-up generators, with the remaining 8% powered through only grid connectivity or solar power and other systems. As of December 31, 2023, 9,793 of our sites in Africa, excluding South Africa, had solar power solutions, representing 40% of our African Tower portfolio (excluding South Africa). We, or third-party contractors we have engaged for certain sites, are responsible for monitoring the diesel levels of our generator tanks and scheduling diesel deliveries. Given the importance of diesel for the operation of our sites in many of our African markets, we may purchase diesel in large quantities, which is then stored at our facilities. In Latin America, South Africa, and Kuwait our sites are typically powered by grid solutions, with back-up power systems in certain instances.

To address the costs associated with diesel generator usage and maintenance in our African markets (excluding South Africa), we deploy as practicable hybrid battery power systems, which involve alternating between power storage sources, such as batteries (VRLA and lithium ion) and diesel generators. On certain sites, we have also switched from using 3-phase AC generators to DC generators or single phase generators, which consume less diesel. We also deploy hybrid solar power systems on certain sites. We continuously evaluate innovative power management technologies and solutions, including more efficient generators, hybrid battery systems and solar systems. We outsource certain services, including power management and site maintenance for certain of our sites, which includes over 9,000 sites in Nigeria where we had deployed hybrid power systems, prior to Project Green. These systems use batteries and/or solar power systems, along with traditional generators, to reduce fuel costs and create a more consistent energy supply to increase network uptime for our customers. In Nigeria, the deployment of these power management solutions resulted in, on average, an approximately 50% reduction in diesel consumption per tower at the time of deployment on more than 7,400 sites where we had deployed hybrid power solutions, which included solar power.

Under Project Green, the next significant step of our Carbon Reduction Roadmap, we continue to connect more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for Project Green are our operations in Cameroon, Côte d’Ivoire, Kuwait, Nigeria, Rwanda, and Zambia. In 2023, we updated 2,750 sites through a combination of connecting them to the electricity grid, deploying or upgrading battery storage and deploying or upgrading solar panel solutions, which reduced our diesel consumption.

Given the reliable grid connectivity in our Kuwait and Latin America markets and power pass through nature of most customer contracts in Kuwait, power management is less of a focus in these markets.

Replacement and maintenance of power systems forms a significant part of our annual maintenance capital expenditures, which are in the range of $2,000 to $6,000 per Tower per year as of December 31, 2023 in our African and Middle East businesses. Given the different power environment in our Latin America business, annual maintenance capital expenditures are currently less than $500 per tower per year.

Fiber Services

In certain of our markets, we have begun providing certain fiber services, including the deployment and operation of fiber access networks and infrastructure. In Brazil, through our I-Systems subsidiary, we deploy and operate a fiber infrastructure that is primarily rented to TIM Brasil (as anchor client) and other customers, for their provision of residential broadband services to consumers, which is referred to as a Fiber-to-the-Home (“FTTH”) network. As part of the transaction that formed I-Systems, we inherited a legacy Fiber-to-the-Curb (“FTTC”) network that is also being upgraded to FTTH. I-Systems is responsible for the deployment of the relevant fiber node as well as the secondary fiber network connected to that node, including the fiber drop at a consumer’s premises. I-Systems is also responsible for the ongoing management and maintenance of that fiber network. As of December 31, 2023, the I-Systems network covers approximately 8.8 million homes passed (of which approximately 5.8 million are FTTH) and spans approximately 23,700 route kilometers. In certain of our African markets, we also provide Fiber-to-the-Tower (“FTTT”) services, where we deploy fiber to towers that we own or operate and sell capacity to our customers to generate revenue.

Customer Lease Agreements

We lease space on Towers to our customers pursuant to a combination of MLAs, which provide the commercial terms governing the lease of tower space, MLL agreements, and individual SLAs, where relevant, which act as an appendix to the relevant MLA, and include site-specific terms for each relevant tower.

Customer lease agreements, whether long-term lease agreements, master tower space use agreements or other MLAs such as Managed with License to Lease Agreements, or MLLs, are the principal agreement between the customer and us. These govern the ongoing and long-term customer relationship and provide the commercial terms governing the lease of tower space. As of December 31, 2023, the average remaining length of our MLAs was 6.7 years. An MLA typically has an initial term of 5 to 10 years and will stay in effect until the parties renew or sign a new tower lease agreement. When we acquire portfolios of towers we typically sign an MLA with a minimum duration of 10 years. A number of the MLAs with our customers are deemed automatically renewed if the customer does not notify us of their intention to not renew before the stated expiration date. The material commercial terms of our MLAs are typical for the tower infrastructure industry in our markets and include contractual provisions setting out, among other things, pricing, renewal clauses, termination clauses, inflation-linked price escalations and, in certain cases, provisions designed to mitigate foreign exchange risk.

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

Our MLL agreements typically have a term of 15 years and can typically be renewed for a five-year period. Our two current MLL Agreements also grant the Tenant the option to withdraw from five sites per year, not to exceed 50 sites across the full term, and provided there is no other Tenant on each site. As of December 31, 2023, the average remaining duration of our two MLL agreements was 4.5 years and the total number of Tenants on sites operated under MLL agreements is approximately 3,826.

The table below outlines collectively the typical key contract terms of our customer lease agreements with our Key Customers as of December 31, 2023:

Weighted Average
Remaining
Duration
of
		Current	Extension
Country	Duration of MLA	Term	Option
Nigeria*	5 – 15 years	5.1 years	5 years extendable terms
South Africa	5-10 years	7.2 years	5 –10 years extendable terms
Côte d’Ivoire**	10 – 15 years	7.0 years	5 years extendable terms
Cameroon***	10 – 15 years	6.8 years	10 years extendable terms
Zambia	10 years	0.9 years	3 – 5 years extendable terms
Rwanda	10 years	1.7 years	3 – 5 years extendable terms
Brazil, Peru and Colombia****	5 – 20 years	11.9 years	5 – 20 years on a site by site basis
Kuwait	10 years	6.1 years	5 years extendable terms

*In February 2024, signed and expanded a contract with Airtel Nigeria until December 2031.

**In December 2023, we signed a contract with MTN Côte d’Ivoire until April 2033.

***In March 2023, we signed a contract with MTN Cameroon until March 2033.

****Includes I-Systems, with remaining MLA term weighted by OLTs

For the year ended December 31, 2023, 40% of our revenue was linked to the U.S. dollar, 10% of our revenue was linked to the euro and 10% of our revenue was linked to the cost of power through power indexation or power pass-through clauses. However, the manner in which these revenues are linked differs by lease agreement. The U.S. dollar-linked contracts with U.S. dollar revenue components typically have a formula for determining the U.S. dollar to local currency exchange rate over a period of time. For example, for the majority of MLAs in Nigeria, the U.S. dollar component of the monthly lease fee is converted to Naira for settlement at a fixed conversion rate for a stated period of time. The conversion rate in such MLAs is reset after a period of one month, three months, six months or a maximum of 12 months. Of our 40% of revenue linked to the U.S. dollar for the year ended December 31, 2023, 4% reset on a monthly basis, 94% reset on a quarterly basis and 2% reset on a semi-annual basis. While we reached agreement in 2020 with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which has typically been aligned to the NAFEX and NAFEM rates) historically, the conversion rates included in some of our MLAs was different to the rates at which our financial results have been translated into U.S. dollars for reporting purposes. For example, as described under Item 3.D. “Risk Factors — Risk Relating to our Business — The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations,” in April 2017, the CBN introduced a new foreign exchange window for investors and exporters (the I&E window (now referred to as NAFEM), from which the NAFEX rate is also derived) that resulted in the conversion rates for our MLAs for our Nigerian operations to be different from the rates at which our financial results were translated into U.S. dollars for reporting purposes. Historically, our financial results in Nigeria were translated into U.S. dollars based on rates more reflective of the NAFEX rate, which differed from the rates included in some of our MLAs until the amendments to the contracts with certain of our Key Customers in Nigeria to update the reference exchange rates therein to the prevailing market rate available on Bloomberg. Currently, we use the USD/NGN rate published by Bloomberg, which is approximately aligned to the NAFEM window rate, for reporting purposes. Certain of our other contracts in Rwanda and Zambia also have portions that are linked to the U.S. dollar while certain of our other contracts, such as in Côte d’Ivoire and Cameroon, are linked to the euro because they are based on local currencies that are “pegged” to the euro. In South Africa, Kuwait and Latin America, our MLAs are based on local currency pricing with no direct foreign exchange link or conversion mechanism. See also Item 3.D. “Risk Factors — Risks Relating to Our Business — We and our customers face foreign exchange risks, which may be material.”

We also benefit from power indexation and power pass-through clauses in some of our MLAs. Such power indexation clauses provide pass-through provisions in relation to increased diesel prices. For example, in certain MLAs where there is a certain percentage increase or decrease in the per liter price of diesel above or below an agreed base price, such percentage increase or decrease is also applied to a portion of the full monthly lease fee. Some of our MLAs also have power-pass through clauses, where the cost of electricity charged by a utility provider is passed through to the customer. These provisions help us mitigate exposure to volatility in power costs including diesel prices. For the year ended December 31, 2023, 10% of revenue was linked to the cost of power through power indexation or power pass-through clauses.

Except for certain material events of default, our MLAs may only be terminated prior to the agreed termination date according to the agreed notice period. As a result, we believe that revenue earned from lease fees provide a highly visible and recurring revenue stream. As of December 31, 2023, the average remaining length of our MLAs was 6.7 years, with an average remaining lease term of 7.5 years.

While a number of the MLAs with our customers are deemed automatically renewed if the customer does not notify us of their intention to not renew before the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, MLAs with certain customers in Nigeria, Rwanda and Zambia are up for renewal in 2024 and MLAs with certain customers in Rwanda, South Africa and Zambia are up for renewal in 2025. Though we have had recent exceptions with respect to a select number of sites (See Item 3.D. “Risk Factors — Risks Relating to Our Business —  We may experience the loss of tenancies and/or customers, and are exposed to the loss of revenue from the failure or acquisition of any customer or customer consolidation") we expect that our MLAs and MLLs will generally experience a high renewal rate because (i) the locations of many of the Towers are critical to the efficient and cost effective operation of the Tenants’ telecommunications networks, (ii) there are cost and time implications to our customers associated with re-configuring antenna equipment across multiple towers when relocating, (iii) there are often limited alternative sites and other operators within a required proximity, and (iv) there are site acquisition, regulatory compliance issues and other barriers associated with the construction of New Sites and the relocation of antenna equipment.

Site Lease Agreements

In addition to the MLA, where a customer requests new space for additional Colocation or New Sites, pursuant to some of our existing MLAs, we sometimes also enter into one or more SLAs with that customer, which include certain site-specific arrangements. The tenure of an SLA varies between 5 and 10 years depending on the length of the underlying MLA and sometimes includes additional terms as may be commercially agreed. The material commercial terms will be agreed in the relevant MLA, with the SLA including site-specific terms such as equipment loading.

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

In Kuwait, approximately 121 sites that we have not purchased from Zain Kuwait are managed and operated by us under a Managed Services agreement.

Real Property Leases

Most of our sites are located on real property which has been leased to us by individual landowners under ground lease agreements. As of December 31, 2023, approximately 89% of our Towers were on leased property. See Item 4.D. “Property, Plant and Equipment.” Most of our real property leases have durations of 3 to 15 years, and in Kuwait a certain number of our leases with local cooperatives tend to be for one year. The table below shows the number of sites we lease for our Towers and the average lease duration, by country, as of December 31, 2023.

		Weighted Average
	Number of	remaining
	leases	duration
Nigeria	13,415	8.2
South Africa	5,691	6.1
Côte d’Ivoire	2,637	3.6
Cameroon	1,719	3.3
Zambia	1,632	4.5
Rwanda	1,223	6.2
Brazil, Peru and Colombia	7,665	17.3
Kuwait	1,503	2.5
Total	35,485	8.7

The ground lease contracts that we enter into vary across our markets in terms of the contract structure, tenor and payment frequency. In most of the African markets in which we operate (excluding South Africa), ground lease fees are generally paid in advance, for a one, five, or ten-year portion of the overall duration of the lease, with typically pre-agreed lease fee increases of between 3% and 60% for each subsequent three, five or ten-year period. In our South Africa business where we also have multi-year ground lease contracts, we typically pay our ground leases fees monthly in advance. Since advance payments for ground lease fees typically represent a substantial rental yield for the landlord, in our experience, ground leases are, in most cases, not difficult to obtain or renew. In our Latin American businesses, the lease costs are typically paid monthly in arrear and passed through to the customers.

Our ground leases are typically renewed between three and 12 months prior to expiration. If terminated by the landlord, the unearned portion of the rent is typically reimbursed to us. In the last few years, we have sought to purchase the freehold interest in the tower site land rather than maintain the lease interest. As of December 31, 2023, we own the land for 9% of our sites.

Sales and Marketing

We aim to generate additional Colocation and Lease Amendments through actively promoting tower sharing in our markets. We offer the largest portfolios in many of the countries in which we operate and use our experience and expertise to enable our customers to broaden their range of network leasing options. Our sales and marketing team is in regular discussions with customers to identify whether our existing Towers can fulfill new tenancy demand, or if the customers may require a New Site. In many cases, customers prefer a Colocation option due to a faster time-to-market advantage. However, our expertise in site acquisition, construction, and structural and electrical engineering, as well as regulatory compliance, has been a critical component in obtaining and completing New Site orders on time and within budget.

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

The following table sets forth our number of Tenants per country, as of December 31, 2023.

	As of December 31, 2023
	Number of Key	Number of	Key Customers
	Customer	Total	Percentage
	Tenants	Tenants	of Total
Nigeria	24,719	26,009	95%
South Africa	6,854	7,251	95%
Côte d’Ivoire	4,270	4,871	88%
Cameroon	3,578	3,743	96%
Zambia	2,601	2,942	88%
Rwanda	2,077	2,786	75%
Brazil, Peru and Colombia	10,144	10,429	97%
Kuwait	1,672	1,696	99%
Total	55,915	59,727	94%

As of December 31, 2023, Key Customer Tenants accounted for 94% of our tenant base, with other customer Tenants accounting for the other 6%.

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

We experienced Churn in the years ended December 31, 2023, 2022 and 2021, of 1,334, 603 and 1,283 Tenants, respectively. Of the 1,334 Tenants churned in 2023, 731 were as of the result of the rationalization program agreed with a Key Customer. The Churn that we have historically experienced from our Key Customers has been limited, however in September 2023, MTN Nigeria issued a statement that it has selected ATC Nigeria Wireless Infrastructure Solutions Limited to provide services to approximately 2,500 sites that are currently owned and managed by IHS Nigeria pursuant to lease agreements that are due to expire in 2024 and 2025 (see also Item 3.D. “Risk Factors — Risks Relating to Our Business —  We may experience the loss of tenancies and/or customers, and are exposed to the loss of revenue from the failure or acquisition of any customer or customer consolidation").

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

Competition

We believe that competition in the tower infrastructure industry in emerging and less developed markets (including markets such as Africa, the Middle East and Latin America) is based on, among other things, power management expertise, tower location, relationships with telecommunications operators, tower quality and height, pricing or other more favorable or suitable contractual terms, and ability to offer additional services to tenants and operational performance, as well as the size of a company’s site portfolio and its ability to access efficient capital.

We believe we are the market leader in Africa by tower count as of December 31, 2023, with 30,451 towers. ATC is our primary competitor in Africa among independent tower companies, including in Nigeria and South Africa, and Helios Towers Plc and SBA are other notable competitors in Africa. In Brazil, the competitive landscape is wider, with ATC, SBA and Highline owning more towers than we do as of December 31, 2023, and numerous smaller tower companies of similar size to or smaller than our business. The Brazilian and South African competitive landscapes present opportunities for consolidation. We also compete to a lesser extent with telecommunications operators who have retained their own towers and continue to manage them and make them available for Colocation or who have formed their own independent companies for the sole purpose of providing tower infrastructure sharing. In certain circumstances, we also compete with owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers. In addition, there may be increased competition in the future from other independent tower companies operating in, or that may enter, our markets.

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

License to operate

Most of the jurisdictions in which we currently operate have a license or authorization regime to operate a passive communications infrastructure business. Where applicable, licenses or authorizations are issued by the relevant national regulator which regulates our operations in such country. A summary of some of these key licenses and/or authorizations is as follows:

●	Cameroon. IHS Cameroon operates under a five-year renewable license, which was renewed by the Ministry of Posts and Telecommunications (Ministere des Postes et Telecommunications) in November 2022.
●	Côte d’Ivoire. While the licensing regime for the passive communications infrastructure sector is currently in the process of being finalized by the government, IHS Côte d’Ivoire operates under a General Authorization (Autorisation Générale) issued for issued for ten (10) years from July 2023 by ARTCI.
●	Nigeria. The NCC has issued Infrastructure Sharing and Colocation Licenses to each of IHS Nigeria Limited, INT Towers Limited and IHS Towers NG Limited. Each such license is granted for a period of 10 years and is renewable at its expiration for a subsequent period of 10 years. The NCC has also issued a Unified Access Service Licence to Global Independent Connect Limited for a period of 15 years, which is renewable at its expiration for a subsequent period of 15 years. None of our operating subsidiaries’ licenses are due for renewal before December 2024.
●	Rwanda. The Rwanda Utilities Regulatory Authority, or RURA, has issued a license to each of our Rwanda operating entities. These licenses are valid for an initial period of 15 years and each license can be renewed for successive five year periods.
●	South Africa. Tower operators do not require any tower company specific licenses or authorizations issued by the South African regulatory authorities.
●	Zambia. ZICTA has issued a Network (National) License to IHS Zambia, which is valid for an initial period of 15 years and can be renewed for subsequent periods of 10 years after the expiration of its initial term.
●	Kuwait. IHS Kuwait Limited operates under (1) a commercial license issued by the Kuwait Ministry of Commerce and Industry valid until July 8, 2027; (2) an investment license issued by the Kuwait Direct Investment Promotion Authority valid until July 8, 2027; and (3) an operational license issued by the Communication and Information Technology Regulatory Authority valid until July 7, 2034.
●	Egypt. The National Telecom Regulatory Authority (“NTRA”) issued IHS Egypt a license to construct, operate and lease wireless communication towers within the Arab Republic of Egypt in accordance with the rules, conditions and specifications specified in the regulatory framework issued by NTRA in 2020. The license is valid for an initial period of 15 years from October 2021 and can be renewed for subsequent periods of 10 years after the expiration of its initial term (or any renewed term) upon a written request submitted by the licensee to the NTRA at least three years before the end of the original license period or any renewed periods thereof.

●	Brazil. Tower operators do not require any tower company specific licenses or authorizations issued by the Brazilian regulatory authorities. All providers of multimedia communications services (Serviço de Comunicação Multimídia), which includes providers of fiber connectivity, are required to have a license issued by Anatel (Licença SCM — Serviço de Comunicação Multimídia) in order to operate in Brazil. I-Systems holds the required license.
●	Colombia. Our Colombian entities do not require any tower company specific license.
●	Peru. Our Peruvian entity holds an infrastructure provider registration certificate issued by the Peruvian Ministry of Communications which permits us to provide tower space to MNOs. It was renewed in July 2021 for an indefinite term.

Land Use

In most of the countries in which we operate, a building permit from the relevant public authority, such as the municipality or local district, is sufficient for building a telecommunications tower. The number of permits, payments and consents relating to land usage tends to be higher in Nigeria and Brazil, largely due to the administrative structure of the Nigerian and Brazilian governments (generally divided between federal, state and local government authorities). In Rwanda, RURA operates as the single provider of all relevant permits and grants any relevant building permit relating to sites after permissions or non-objections have been received from local and environmental authorities.

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

Others

In most of the countries where we operate, zoning restrictions and certain other restrictions may apply to tower construction. Any applicable radius requirements will largely depend on whether the construction is in an urban or rural area, and sometimes on the height of the structure. For example, in Nigeria, towers in excess of 55 meters in height may not be built within a one kilometer radius of another tower without the Nigerian Communications Commission’s prior consent, and there may also be set-back requirements based on distance to certain controlled access areas, roads or high voltage power transmission lines; in Cameroon, the minimum distance required between sites is generally 750 meters in residential areas and two kilometers in non-residential areas; in Rwanda, the minimum distance required between sites is generally 500 meters in urban areas and one kilometer in rural areas; and in Zambia, the minimum distance required between sites is generally 500 meters.

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

While no specific environmental authorizations are required to build or operate Towers in Côte d’Ivoire and Kuwait, specific regulations and authorizations apply in our other markets. In Cameroon, the construction of a site requires a one-off prior approval from the Ministry of the Environment, Protection of Nature and Sustainable Development (Ministère de l’Environnement, de la Protection de la nature et du Développement durable), In Rwanda and Zambia, the construction of a site requires a one-off prior approval from several environmental and local government authorities (the permit is ultimately granted by RURA, which is the single approver for all regulatory authorizations for our activities in Rwanda, and the Zambia Environmental Management Agency for our activities in Zambia). Similarly, in Brazil, Colombia and Peru, prior approval from the local environmental agency may be required before any new site is built and additional environmental authorizations might be required for sites built in protected areas. In Nigeria, environmental authorizations are required at two stages: the Federal Ministry of Environment requires an Environmental Impact Assessment to be issued prior to the construction of a site and every three years after a site is built an Environmental Audit Certificate needs to be issued or renewed by the National Environmental Standards and Regulations Enforcement Agency in respect of such site. In South Africa, the construction of a site requires a one-off environment permit prior approval from the Department of Environmental Affairs.

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

Sustainability Program

Through our business model, we aim to make a positive impact in society and promote shared values. Our investment in communications infrastructure aims to help connect individuals, businesses and communities to one another. As mobile connectivity reaches more people, and is consumed in more diverse modes, it creates more jobs, and greater opportunities for people, businesses and communities to thrive and prosper. As a critical element of the telecommunications value chain in our markets, we help deliver connectivity across our eleven-country footprint, which has a combined population of approximately 780 million people. This is crucial in emerging and less developed markets where the need for digital infrastructure and connectivity is particularly high. We provide infrastructure to be shared by multiple customers, rather than duplicating investment and infrastructure build.

Flagship projects

Our business model allows us to tackle significant community issues through providing our infrastructure, such as a lack of reliable power in our African markets and an over reliance on GHG emitting diesel generators, as well as a lack of digital connectivity in rural communities. To reduce our carbon footprint and provide better end service to our customers, we have historically invested in carbon reduction solutions such as batteries, solar and other clean energy sources at our sites.

●	Our Carbon Reduction Roadmap provides a comprehensive strategy for decreasing our operational emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline, which we will review as we expand into new markets or encompass growth, or as needed to reflect significant changes in our organization. Under Project Green, the current phase of our Carbon Reduction Roadmap, we updated 2,750 sites through a combination of connecting them to the electricity grid, deploying or upgrading battery storage and deploying or upgrading solar panel solutions, which reduced our diesel consumption.
●	In 2023, we invested $103 million, bringing the total to $207 million since the beginning of Project Green. Emissions and financial savings are achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for Project Green are our operations in Cameroon, Côte d’Ivoire, Kuwait, Nigeria, Rwanda, and Zambia. In 2021, approximately 73% of our sites in Africa had access to grid, hybrid, and/or solar solutions. Following the completion of Project Green in 2025, we expect just 9% of our sites in Africa (excluding Egypt and South Africa) to rely solely on generators, while the remaining 91% are expected to have a combination of other power sources including grid, hybrid, and/or solar solutions. By deploying these solutions, we hope to both help limit outages and further decarbonize our footprint by reducing generator run-time. We currently anticipate additional efforts will be needed to achieve our 2030 emissions intensity goal and plan to consider various options as we roll out efforts to complete Project Green.
●	We continued to expand our rural telephony network services in Nigeria and Cameroon. This solution aims to provide remote communities with 2G and 3G voice and data access so that they can benefit from the socioeconomic opportunities made available by mobile connectivity. By deploying an efficient solar-powered network solution, connected by dedicated very-small-aperture terminal transmission links, as of December 31, 2023, we have established a total of 601 operational rural telephony sites, all powered exclusively by solar.
●	We announced a new partnership with the non-profit organization, Limitless Space Institute (LSI), to broaden access to space education. Through this collaboration, 20 STEM teachers from Brazil and Nigeria were invited to join the 12-month Limitless Global Educator Program focused on space education covering a wide range of topics, including the significance of space exploration, the scientific subjects and concepts relevant to space education, its history, the economics of space, as well as sustainable exploration and space ethics. The program aims to better equip teachers with the skills and knowledge to educate their students in space education with the aim of encouraging broader student interest in the subject. The program received nearly 300 applicants from Brazil and Nigeria to participate in the program which started in January 2024.

●	We continued our Group-wide partnership with UNICEF on their worldwide Giga initiative. Giga is a partnership between UNICEF’s Office of Innovation and ITU’s Telecommunications Development Bureau, which aims to connect schools worldwide to the internet. Under our three-year partnership, we committed a $4.5 million donation and contribution-in-kind to strengthen Giga’s work to map schools and their connectivity levels on an open-source map, using machine learning and satellite imagery. As providers of communications infrastructure, we play an important and unique role in Giga’s partner ecosystem. Under the ‘contribution-in-kind’ component of our partnership, we supplied data on all IHS tower and fiber sites in Brazil, our second largest market, including tower location, site type, tower height, power topology and technology available. This data is helping Giga accelerate their mapping capabilities and determine the most efficient and effective ways to connect schools to the internet. The data has also been used to inform and support governments and other stakeholders in the decision-making process for school connectivity.

We entered the third year of our Frontline Workers Initiative, a philanthropic program designed to provide education scholarships for children of our frontline workers. The 2023 scholarship program had an increased focus on STEM subjects and female applicants, as we remain committed to helping expand educational opportunities for young women in our markets. In 2023, 23 students from Nigeria, Côte d’Ivoire, Rwanda and Zambia received scholarships; of these, 13 are female and 10 are male.

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

Education is a significant priority for our in-country teams, as we believe education is key to social and economic development. We recognize the importance of fostering wider community support, particularly in poorer regions where access to education is significantly more limited. We also believe in improving educational facilities to provide the right learning environment. We concentrate many of our community-building initiatives on strengthening local education systems, particularly in the areas of science, technology, engineering and mathematics, or STEM, in part to help foster the future talent of our industry. We partner with NGOs, universities and governments to provide young people with practical exposure to STEM subjects and contribute to improved teaching in schools. As many STEM-related professions are traditionally male-dominated, we also seek to develop programs that focus on providing young girls and women with access and opportunity to relevant learning and training.

●	In Brazil, we continued our partnership with WorldFund, conducting training for middle and high school science and math teachers working in four public schools in Rio de Janeiro and two in Para state, providing equipment for them to use in the classroom. Through the Listo Program in Colombia, we provided training to teachers to help them upskill on best-practice leadership methodologies.
●	We participated in several education initiatives relating to robotics in 2023. In Zambia, we partnered with the Luso Robotics Foundation to deliver a workshop for approximately 50 pupils. In Nigeria, we worked with the KAD ICT Hub to host the fourth annual STEM and Creativity Festival, which included a two-day robotics and hackathon competition for more than 600 young people.

●	To help young people from low-income areas develop digital skills, IHS South Africa donated laptops to the NGO Umnotho for Empowerment’s computer literacy course. In partnership with Ubuntu Pathways, we also supported the creation of a STEM lab at a primary school.
●	Through the Sustainable Solution Africa Pitch and Awards Program, IHS Nigeria, in partnership with We for Good, provided seed funding to the six winning start-ups looking to develop innovative business ideas supporting climate action, sustainable growth and poverty alleviation. In addition, through IHS Nigeria’s Project Empower, we are providing people from socio-economically disadvantaged backgrounds with training in growing sectors. In 2023, 50 people completed courses in renewable energy, catering and hospitality management through Project Empower.
●	In Brazil, we partnered with the cultural NGO Afroreggae to develop educational centers in two favelas in Rio de Janeiro. Many residents of favelas do not have access to PCs, mobile phones or the internet, but by offering access to online games, the centers are able to attract youth which benefit from free coding and English classes in an environment that promotes further study and development. In 2023, we supported two Afrogames cohorts in Rio de Janeiro, comprised of 106 e-sports athletes and 21 aspiring developers. The 10-week program is held in the Maré favela and offers young people weekly lessons in English and coding, while allowing them to practice e-sports.

●	In Côte d’Ivoire, we continued to sponsor the Web Art Creativity competition to promote digital and online skills among children, with almost 100 schools participating this year. Organized by Côte d’Ivoire’s Ministry of National Education and Literacy in collaboration with the Directorate of Technologies and Information System, the competition focuses on students’ computer skills and offers a space for high school students to express their creativity and talent in computer programming.

Beyond education, a key priority for us is safeguarding and enhancing healthcare provisions. While most societies have learned to manage through COVID-19, we continue to provide healthcare initiatives in our communities in multiple ways and often work in partnership with international NGOs.  We partnered with the Nigerian NGO Steer for Change to distribute essential supplies to pregnant or nursing women, such as birth kits, baby care products, mosquito nets and medication. We also commemorated World Humanitarian Day in partnership with Steer for Change and Livewell Initiative. Together, we funded and facilitated welfare programs and medical outreach support for 2,000 beneficiaries and 381 pregnant or nursing women across seven communities.

Under our Generator Recycling Program, we refurbish old generators from our sites and donate them to schools, orphanages, hospitals, medical and community centers. Since the program launched in 2017, we have donated approximately 421 generators as of December 31, 2023, across our African markets providing a power source where electricity grids are often intermittent and unreliable. Our partnership with the Balad Al Khair Society, an NGO that supports low-income, marginalized families across Kuwait, entered its third year. We expanded our AC donation program, which aims to keep vulnerable families cool during Kuwait’s dangerously hot summer days. In 2023, we supported  families by donating 60 units to replace old or ineffective AC systems.

We are committed to supporting the professional development of all our employees. We aim to enable them to build the skills and knowledge required to enhance their careers at IHS. In 2017, we launched the IHS Academy, an online training portal which, as of December 31, 2023, had more than 16,279 training items available including e-learning courses, videos, how-to guides and other training materials across a variety of areas including professional skills, personal development skills, management, leadership and teamworking skills, as well as a selection of health, safety, environment and compliance courses. In 2023, our employees completed more than 67,000 e-learning items.

We have continued to expand our Women In IHS Network, or WIIN, mentoring program, as part of our commitment to increase gender diversity in our workforce. With over 39 mentoring pairs formed in the year, this program provides opportunities for IHS female employees to be mentored and aims to help facilitate new professional relationships, enabling mentees to build networks and improve skillsets. We also continued to promote our open mentoring program, Engage and Elevate, with 140 pairs matched in 2023. Launched in 2022, this program provides mentoring opportunities for all employees, male and female, across all IHS entities to learn from and network with their peers. Over the course of 2023, we have matched 179 mentoring pairs across the Group. Additionally, we introduced a reverse mentoring scheme whereby senior business leaders are matched and ‘mentored’ by junior colleagues, with the aim of increasing lines of communication and helping all employees be heard.

Finally, ethics is at the heart of all we do, and we are committed to acting with integrity and honesty in everything we do. Our corporate structure provides a strong governance foundation, which is driven from the Board down through the organization. Our Board committee structure is detailed in Item 6.C. “Board Practices.”

Sustainability Reporting

We also publish an annual Sustainability Report. We published our fifth annual Sustainability Report in May 2023, using the Global Reporting Initiative (GRI) standards. In 2022, we conducted our second ESG materiality assessment using the GRI Standards to identify the environmental, social and governance topics that are most important to our business and stakeholders. The second ESG materiality assessment built on the work of the first assessment we conducted in 2020 and involved input from internal and external stakeholder groups, in line with best practices. The Report maps our sustainability initiatives to the United Nations’ Sustainable Development Goals. IHS’ approach to sustainability is guided by the UN Global Compact, to which the Company has been a signatory since 2020.

C. Organizational Structure

The legal name of our company is IHS Holding Limited and we are organized under the laws of the Cayman Islands.  We are a holding company and conduct substantially all of our business through our operating subsidiaries. Note 30.1 to our audited consolidated financial statements included in this Annual Report contains our subsidiary names, principal activity, place of incorporation and legal ownership at December 31, 2023.

D. Property, Plant and Equipment

As of December 31, 2023:

●	We lease a total of 4,137 square meters of office space and 43,152 square meters of warehouse space across Nigeria, and we own our Lagos office, at Plots 934 and 935 Idejo Street, Victoria Island, Lagos Nigeria;
●	We lease a total of 12,450 square meters of office and warehouse space across Côte d’Ivoire;
●	We lease a total of 7,736 square meters of office and warehouse space across Cameroon;
●	We own our main office at Stand 12/1494 Corner Makishi and Mwalule Roads, Northmead Lusaka, Zambia and lease 4,296 square meters of warehouse space across Zambia;
●	We lease 2,800 square meters of office and warehouse space in Kigali, Rwanda;
●	We lease a total of 896 square meters of office space in the United Kingdom;

●	We lease a total of 2,640 square meters of office space in Dubai;
●	We lease a total of 1,158 square meters of office and warehouse space in Kuwait;
●	We lease a total of 5,493 square meters of office and warehouse space in South Africa;
●	We lease a total of 2,799 square meters of office space in Brazil; and
●	We lease a total of 95 square meters of office space for our offices in Colombia.

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

The information called for by this Item 5, including a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2022 has been reported previously in our Annual Report on Form 20-F filed on March 28, 2023 under the Section “Item 5. Operating and Financial Review and Prospects”.

Overview

We are one of the largest independent owners, operators and developers of shared communications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 780 million people in emerging markets, across three regions and eleven countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of December 31, 2023, we operated 40,075 Towers across seven countries in Africa, three countries in Latin America and one country in the Middle East. We are the largest tower operator in seven of the eleven markets in which we operate and we are the only independent tower operator of scale in five of these markets.

We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in communications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals. Historically, our business has been predominantly focused on Towers, however we recently started complementing this with investment into adjacent communications infrastructure offerings for our customers such as fiber connectivity. In August 2023 we completed the sixth stage of the Kuwait acquisition comprising of 101 towers. Each of these acquisitions supports our inorganic growth strategy of expanding into additional regions that meet our investment criteria, which opens up new markets that we believe will provide future organic and inorganic growth opportunities.

Our core business is providing shared communications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS, as well as provide fiber connectivity. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of December 31, 2023, our owned and operated tower portfolio supported 59,727 Tenants, with a Colocation Rate of 1.49x.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 22 transactions, building a footprint that currently covers Nigeria, Côte d’Ivoire, Cameroon, Rwanda, South Africa, Zambia, Brazil, Peru, Colombia, Kuwait and Egypt.

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

Inorganic revenue captures the impact on revenue from existing Tenants of new tower portfolios or businesses that we have acquired since the beginning of the prior period (except as described above). Where tower portfolios or businesses were acquired during the current period under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in their “at acquisition” state (measured as the local currency revenue generated during the first full month following the acquisition) in the current period. This treatment continues for 12 months following acquisition. In August 2023, IHS Kuwait completed the sixth stage of the acquisition from Zain Kuwait comprising of 101 Towers and 109 Tenants. We therefore have inorganic revenue for the year ended December 31, 2023.

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

In fact, the periodic (monthly, quarterly, semi-annually or annually) nature of our reset mechanisms is such that there is a delay between the period during which a change in foreign exchange rate occurs and the next contractual reset occurs.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). MLAs with foreign exchange resets typically contain a mechanism for determining the foreign exchange rate for a set period at which the lease fee linked to the non-local currency (such as U.S. dollar) is translated into local currency and invoiced to the customer. In such cases, the foreign exchange rate determined by this mechanism is reset monthly, quarterly, semi-annually or annually.

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

From time to time in the markets in which we operate there have existed situations where there are differing official exchange rates in the market, and we were required to regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of the Naira books of our Nigerian operations to U.S. dollars for our consolidated group reporting purposes. The determination of which was the most appropriate rate to use at the relevant time we produce financial information depended on a number of factors, including, but not limited to, availability and liquidity in the market generally. The foreign exchange rate that we determined to be the most appropriate for the translation of our results for group reporting purposes may also have differed from the conversion rates contained within our contracts.

In 2020, we reached an agreement with some of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the then prevailing market rate available on Bloomberg (which was typically aligned to the NAFEX rate), should similar circumstances arise again (or continue to exist where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers, or a divergence between the prevailing market rate on Bloomberg and other exchange rates in the market, including NAFEX), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts.

In June 2023, the CBN implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single I&E window within which foreign exchange transactions would be determined by market forces. The Group uses the USD/NGN rate published by Bloomberg, which is approximately aligned to the NAFEM window rate, for Group reporting purposes. In October 2023, the CBN changed all references to I&E window to NAFEM.

While a number of the MLAs with our customers are deemed automatically renewed if not canceled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, an MLA with a customer in Côte d’Ivoire was up for renewal in the first half of 2023 and was renewed in December 2023. MLAs with certain customers in Nigeria, Rwanda and Zambia are up for renewal in 2024 and MLAs with certain customers in Rwanda, South Africa and Zambia are up for renewal in 2025. No assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements, or that we will be successful in negotiating favorable terms with these customers.

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

Colocation and Lease Amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Typically, the main incremental cost to deliver Colocation or Lease Amendments is $6,000 to $16,000 in augmentation capital expenditure. Additionally, in our African markets, the main incremental ongoing cost for Colocation and Lease Amendments is power cost for the additional equipment or services. We continually seek to increase Colocation and Lease Amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments. In February 2024, we entered into an agreement with Airtel Nigeria which includes among other things a commitment for Airtel Nigeria to take approximately 3,950 tenancies over the next five years.

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

New Site construction

New Site construction is a key driver of incremental organic revenue through the customer revenue we invoice from the date the New Site becomes ready for service. New Site construction is also a component of discretionary capital expenditure. Building New Sites requires capital expenditure, principally including materials for the tower, power equipment, land lease fees or land purchase fees, tower construction activities, including civil work, transportation and labor, as well as ongoing operational expenditures for site operation and maintenance. Therefore, construction of New Sites increases our capital expenditure and cost of sales. We pursue construction of New Sites as a key strategy in growing our tower portfolio and providing future capacity for Colocation and Lease Amendments. We do not engage in speculative building and only construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation.

Demand for New Sites from MNOs is typically driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services and requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. For example, we often see an increase in demand for New Sites as new technology is rolled out in markets, such as 3G or 4G.

New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions / distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates. The average cost to build a New Site in our African and Middle East markets is typically in the range of between $50,000 and $110,000, while in Latin America the cost is typically in the range of between $40,000 and $80,000 depending on the market of operation and specification of the tower.

Consequently, the construction of New Sites generally has a positive effect on revenue, and as Colocation and Lease Amendments occur on the tower, we expect to drive incremental organic revenue and have a positive effect on gross margins and operating margins.

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

We experienced Churn in the year ended December 31, 2023, of 1,334 Tenants which includes 733 towers occupied by our smallest Key Customer in Nigeria. The Churn that we have historically experienced from our Key Customers has been limited.

Decommissioning

In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditure at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption. The spend associated with decommissioning a site is approximately between $3,200 to $30,000. Since the beginning of 2018, we have decommissioned 429 Towers, and we continue to review our portfolio for further decommissioning opportunities.

Acquisitions of tower portfolios and businesses

The acquisition of tower portfolios and businesses from MNOs and independent tower companies results in incremental inorganic revenue during the period in which the acquisitions occur. Acquisitions of tower portfolios and businesses result in the immediate increase in the size of our overall tower portfolio and help expand our footprint in existing and new markets. Once towers are acquired, we receive revenue from the Tenants and Lease Amendments on such sites and we are responsible for future capital expenditure and costs of sales related to the sites. As we acquire new portfolios of towers, we may incur additional administrative expenses, particularly from acquisitions in new markets, which may impact our operating margins.

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

In mid-June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single I&E window within which foreign exchange transactions would be determined by market forces. In October 2023, the CBN changed all references from I&E window to NAFEM. As a result, for the period January 1, 2023 to June 30, 2023, the Naira rate depreciated against the U.S. dollar from ₦461.5 to $1.00 to ₦752.7 to $1.00 after the unification of the foreign exchange market. The Naira closed at a rate of ₦911.7 to $1.00 as of December 31, 2023. In the same period the BRL appreciated against the U.S. dollar from BRL5.2 as of January 1, 2023, to BRL4.9 as of December 31, 2023. For the period January 1, 2022, to December 31, 2022, the Naira NAFEX rate depreciated against the U.S. dollar from ₦435.0 to $1.00 to ₦461.5 to $1.00. The BRL appreciated against the U.S. dollar, from BRL5.6 to $1.00 as of January 1, 2022, to BRL5.2 to $1.00 as of December 31, 2022.

In addition, during the year ended December 31, 2022, we experienced a depreciation of the RWF, XAF, XOF, ZAR and ZMW currencies, each as compared to the U.S. dollar, being the primary reason for net foreign exchange losses of $364.2 million reflected in financing costs. During the year ended December 31, 2023, in addition to the NGN and BRL movements described above we experienced a depreciation of the RWF, ZAR and ZMW currencies, each compared to the U.S. dollar resulting in net foreign exchange losses arising from financing of $1,876.2 million in the period, of which a significant impact was from Nigeria which incurred a net foreign unrealized exchange loss arising from financing of $1,653.1 million, primarily from intercompany loans which are USD denominated.

Multiple foreign exchange markets with different exchange rates

Historically, in Nigeria, there have been multiple exchange rates available and/or referenced by the applicable banking authorities. Where multiple official exchange rates exist, we assess the appropriate rate to use in accordance with the requirements of IFRS in translating foreign operations or foreign transactions. In determining the appropriate rate, we assess factors such as access to those rates in the future in order to meet payments or make dividends in the appropriate currency. In determining whether it is appropriate to move from one official rate to another, we consider the available rates in official markets for settlement of transactions.

In June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single I&E window within which foreign exchange transactions would be determined by market forces. The Group uses the USD/NGN rate published by Bloomberg, which is approximately aligned to the I&E window rate, for Group reporting purposes. In October 2023, the CBN changed all references from I&E window to NAFEM.

It should be noted that as a consequence of the previous regime of multiple exchange rate “windows” for different purposes, we reached agreement with certain of our Key Customers in Nigeria in 2020 to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg. Most significantly, our contracts with MTN Nigeria previously contained clauses which determined that a portion of the lease fee paid to IHS Towers was based on a pre-agreed U.S. dollar lease fee converted into Naira at the time of invoicing at the prevailing CBN rate. On July 23, 2020, we amended these contracts with MTN Nigeria so that, among other things, the reference foreign exchange rate for converting the U.S. dollar portion of the lease fees into Naira was changed to the prevailing USD exchange rate of NAFEX, defined within the contracts with a reference to the USD/Naira rate published by Bloomberg. The effective date of the agreement with MTN

Nigeria is April 1, 2020. However, the agreement with MTN Nigeria was concluded in July 2020 and, as such, the financial impact of any amendments to billing in the second quarter of 2020 resulting from the agreement were reflected in our results for the third quarter of 2020.

For further discussion on the impact of this change in exchange rates, please refer to “— Our Revenue.”

Maintenance of sites

We incur capital expenditure in relation to the maintenance of our towers and fiber infrastructure, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fittings of existing sites, and fiber equipment and power equipment at existing sites. A large component of maintenance capital expenditure is for the replacement and servicing of generators and batteries at our sites, which may decrease, should the grid availability in our markets improve. Maintenance capital expenditure per Tower is typically in the range of $2,000 to $6,000 per year in our African and Middle East markets.

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

Refurbishment capital expenditure typically involves the deployment of a suitable power system for that site, repairs to the site or improvements to the site structure in order to be in line with our safety obligations, and adaptations to site security and monitoring abilities. Refurbishment capital expenditure is one-off in nature, following which those sites should then have normalized maintenance capital expenditure requirements related to the maintenance of sites as described above. Refurbishment capital expenditure is a component of discretionary capital expenditure since it is typically considered in conjunction with the acquisition of tower portfolios. The capital expenditure associated with refurbishment varies from market to market and tower to tower.

Carbon reduction roadmap

On October 24, 2022, we announced our Carbon Reduction Roadmap which provides a comprehensive strategy for decreasing our operational emissions by reducing diesel usage on tower sites, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 2030, using 2021 emissions data as the baseline.

Savings will be achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for the Carbon Reduction Roadmap are our operations in Cameroon, Côte d’Ivoire, Kuwait, Nigeria, Rwanda, and Zambia. However our plans in Cameroon, Côte d’Ivoire, Kuwait, Rwanda, and Zambia will only include connecting more sites to the grid.

The total capital expenditure incurred on Project Green from commencement until December 31, 2023, was $207.0 million, of which $103.4 million related to the year ended December 31, 2023.

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

Due to the current volatility in oil prices, the ICE Low Sulphur Gasoil price has decreased over the last twelve months from an average of $947.7/MT in the three month period ended December 31, 2022 to an average of $791.5/MT in the three month period ended December 31, 2023.

On May 31, 2023, the Nigeria Federal Inland Revenue Service issued a letter to diesel suppliers in Nigeria, informing them they would be required to pay VAT at 7.5% on imported diesel at the point of entry into the country. However, on October 1, 2023, the Federal Government of Nigeria suspended VAT on imported diesel for a period of six months effective from October 1, 2023 through to March 31, 2024. Once the suspension has lifted, there may be a direct impact on the Group’s operating costs in Nigeria because the VAT on these inputs might not be able to be fully offset by a pass through to our customers.

Cost of ground leases

The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance monthly or for a one, three, five, or ten-year portion of the overall duration of the lease (although in our South Africa business, we typically pay our ground leases fees monthly in advance), with typically pre-agreed lease fee increases of between 3% and 60% or variable increases for each subsequent one, three, five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases, or acquire the land.

Customer concentration

A significant portion of our revenue in each of our markets of operation is derived from a small number of customers who usually constitute some of the largest MNOs in those markets. In particular, in the year ended December 31, 2023, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 97.0% of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 45.6% and 16.7%, respectively, of our consolidated revenue for the year ended December 31, 2023. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us.

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

On January 27, 2023, Moody’s downgraded the Government of Nigeria’s long-term foreign currency and local currency issuer ratings as well as its foreign currency senior unsecured debt ratings to Caa1 from B3 and changed the outlook to stable. Despite that downgrade, on February 1, 2023, Moody's did not downgrade IHS Holding, but instead confirmed the rating at B3. On February 3, 2023, S&P affirmed Nigeria’s sovereign foreign and local currency credit rating at B-/B (B- for the long-term rating, B for the short-term rating) but moved the outlook to negative. On February 15, 2023, S&P raised the long-term rating on IHS Holding and its senior unsecured notes to B+ from B with the outlook set as negative, which is two notches above S&P's B- transfer and convertibility assessment for Nigeria. On August 4, 2023, S&P revised the outlook on the foreign currency rating on Nigeria to stable from negative. On August 10, 2023, S&P revised the outlook on IHS Holding to stable from negative and affirmed their B+ ratings on the company and its debt. On December 8, 2023, Moody's improved the outlook on Nigeria from stable to positive.

Following elections earlier in 2023, Bola Tinubu of the ruling All Progressive Congress was inaugurated in May 2023 as Nigeria’s President, and we cannot predict which policies, programs or initiatives the new President’s government may adopt or change or the effect that any such policies, programs or initiatives might have on our operations in Nigeria or financial results. In addition, any ongoing protracted dispute or official appeal process in relation to the election results, as well as the general reorganization of the government by the new President may delay the implementation of any policies, programs and initiatives, which may have negative effects on the Nigerian economy and consequently our financial condition.

In June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single I&E window within which foreign exchange transactions would be determined by market forces. In October 2023, the CBN changed all references from I&E window to NAFEM. As a result, the Naira devalued 59.4% between the period immediately prior to the announcement and the month end rate as at June 30, 2023, from ₦472.3 to $1.00 as of June 14, 2023 to ₦752.7 to $1.00 as of June 30, 2023. The Naira continued to devalue by a further 21.1% in the six month period ended December 31, 2023, to ₦911.7 to $1.00 as of December 31, 2023. In January 2024, there was a further significant devaluation of the Naira to ₦1,455.6 to $1.00 as of January 31, 2024.

As a result of the currency exchange rate fluctuations, particularly in regards to the Nigerian Naira, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. For instance, we expect to adopt a more balanced approach to revenue growth and cash generation to counterbalance the recent macroeconomic headwinds across the world, particularly in Nigeria given the significant recent depreciations of the Naira in June 2023 and January 2024. As part of our heightened focus on cash generation, we may pursue operational efficiencies through productivity enhancements, cost and capital expenditure reductions, and a review of our portfolio of markets and assets.

Macroeconomic Issues

Global deterioration in economic conditions could adversely and materially affect us and/or our customers through disruptions of, among other things, the ability to procure communications equipment or other supplies through the usual supply chains. For instance, shortages of capacity in shipping may occur and could affect the smooth flow of our and/or our customers’ supply chains, increase transportation costs and/or decrease reliability. Global deterioration in economic conditions could also adversely and materially affect the ability of us and/or our customers to maintain liquidity and deploy network capital, with potential decreases in consumer spending contributing to liquidity risks, or even through regulatory interventions or pressure on pricing and services offered that may reduce revenue for periods of time. Any resulting financial difficulties could result in uncollectible accounts receivable or reduced revenue, despite having provided increased services. Resulting supply chain or operational difficulties (including site access) may also result in us being unable to meet the service level agreement targets under our MLAs. The loss of significant Tenants, or the loss of all or a portion of our anticipated Contracted Revenue from certain Tenants, could have a material adverse effect on our business, financial condition and/or results of operations.

Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including the impact of geopolitical tensions, for example, in connection with the current conflict between Russia and Ukraine and the related economic sanctions. We therefore remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly.

Through our international operations, we are also exposed to foreign exchange risk arising from currency exposures other than the US Dollar, such as the BRL, NGN, RWF, XAF, XOF, ZAR and ZMW currencies. Any fluctuations in these foreign currency exchange rates could result in a material adverse effect on the cash flow and future profits.

Outstanding balances and advances under certain of our existing credit facilities bear interest at rates which vary depending on certain underlying or reference rates, such as the Secured Overnight Financing Rate, or SOFR, the Chicago Mercantile Exchange (CME) Term SOFR, the European interbank offered rate, or EURIBOR, the Nigerian Monetary Policy Rate, or MPR, the Kuwait Interbank Offered Rate, or KIBOR, the Johannesburg Interbank Average Rate, or JIBAR, or the Brazilian interbank deposit rate, or CDI. Increases in such reference rates increase our interest expense, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also have a material adverse effect on our cash flows and our ability to service our debt in the longer term.

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

To the extent that any macroeconomic issues could have a material adverse effect on our or our customers’ business, financial condition, results of operations and/or liquidity, it may also have the effect of heightening many of the other risks described in the “Item 3.D. Risk Factors” section of our Annual Report.

Key Financial and Operational Performance Indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, Return Adjusted EBITDA, the number of Towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted EBITDA and Adjusted EBITDA Margin are not measures defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period. Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Adjusted EBITDA, Adjusted EBITDA Margin and Return Adjusted EBITDA

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

We believe Return Adjusted EBITDA is important to enable us to measure the effectiveness of our capital allocation strategy. This allows us to quantify how well we generate income relative to the capital we have invested in our business. We monitor the returns generated from capital we have deployed across the business.

We define Adjusted EBITDA (including by segment) as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We measure our return on invested capital by looking at Return Adjusted EBITDA for the period, which we define as Adjusted EBITDA further adjusted for lease payments made and amortization of prepaid site rent, less revenue withholding tax, income taxes paid, maintenance capital expenditures and routine capital expenditures, as a function of gross property, plant and equipment, gross intangibles and gross goodwill, as of the end of the period. Management uses this metric in order to measure the effectiveness of our capital allocation strategy. Return Adjusted EBITDA is not a measure defined by IFRS, and other companies may calculate Return Adjusted EBITDA or return on invested capital, differently. As a result, investors should not consider Return Adjusted EBITDA in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

The following is a reconciliation of Adjusted EBITDA, Return Adjusted EBITDA and Adjusted EBITDA margin to the most directly comparable IFRS measure which are loss and loss margin, respectively, for the years presented:

	For the year ended December 31,
	2023	2022*
	$'000	$'000

Loss for the year	(1,988,178)	(468,966)
Divided by total Revenue	2,125,539	1,961,299
Loss margin for the year	(93.5)%	(23.9)%
Adjustments:
Income tax expense/(benefit)	107,528	(75,013)
Finance costs(a)	2,436,511	872,049
Finance income(a)	(25,209)	(15,825)
Depreciation and amortization	435,586	468,904
Impairment of withholding tax receivables(b)	47,992	52,334
Impairment of goodwill	-	121,596
Business combination transaction costs	2,432	20,851
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(c)	87,696	38,157
Net (gain)/loss on disposal of property, plant and equipment	(3,806)	3,382
Share-based payment expense(d)	13,370	13,265
Insurance claims(e)	(321)	(2,092)
Other costs(f)	19,017	4,873
Other income(g)	(83)	(2,584)
Adjusted EBITDA	1,132,535	1,030,931
Divided by total Revenue	2,125,539	1,961,299
Adjusted EBITDA Margin	53.3%	52.6%
Lease payments made	(135,013)	(120,790)
Amortization of prepaid site rent	9,534	9,631
Withholding tax(b)	(117,561)	(116,147)
Income taxes paid	(45,411)	(51,245)
Maintenance capital expenditures(h)	(139,958)	(166,357)
Corporate capital expenditures(i)	(2,180)	(3,369)
Return Adjusted EBITDA	701,946	582,654
Gross property, plant and equipment(j)	2,938,489	3,736,078
Gross intangibles	1,113,677	1,266,488
Gross goodwill	751,026	885,639

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.

(f)	Other costs for the year ended December 31, 2023 included one-off consulting fees related to corporate structures and operating systems of $10.6 million, one-off consulting services of $1.7 million, costs related to internal reorganization of $4.7 million and one-off professional fees related to financing of $0.3 million. Other costs for the year ended December 31, 2022 included $2.3 million costs related to internal reorganization.
(g)	Other income for the year ended December 31, 2022, related to a tax indemnity receipt from a seller relating to a prior acquisition.
(h)	We incur capital expenditures in relation to the maintenance of our towers, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Non-discretionary capital expenditure is non-revenue generating in nature and consists primarily of maintenance capital expenditure (including the periodic repair, refurbishment and replacement of tower and power equipment at existing sites to keep such assets in service), as well as routine corporate capital expenditure.
(i)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.
(j)	Excludes the cost of right-of-use assets resulting from leases accounted for under IFRS 16.

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

Explanation of key line items in the historical consolidated statements of income

Revenue

Our revenue is derived from fees paid by our customers for services from our Colocation business and its ancillary managed services. The Colocation business involves the lease of space on our owned and operated towers and our fixed copper and fiber network infrastructure, which are shared by various MNOs and other communications service providers. A portion of Colocation arrangements for the rental of space on the towers, other assets on tower sites, on which the use of space is dependent, and the use of fixed copper and fiber network infrastructure dedicated to an individual customer is within the scope of IFRS 16 “Leases”. A portion of Colocation arrangements for the provision of services, energy charges and use of shared fixed copper and fiber network infrastructure is within the scope of IFRS 15 “Revenue from Contracts with Customers” as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements when collectability is reasonably assured. We also derive revenue from non-lease services, which includes maintenance, security and power supply for Towers owned by third parties. Non-lease revenue is recognized as the service is delivered at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Such revenue is recognized in the accounting period in which the services are rendered. We assess the probability that defaulting customers will not settle amounts billed and accordingly treat any component that we deem may not be collected as variable consideration, contingent upon the receipt of funds from the customer, an event that is not wholly within our control.

Cost of sales

Cost of sales consists of power generation (including diesel costs), which after depreciation, is our largest single cost item, ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites and right of use assets, impairment of property, plant and equipment, intangible assets excluding goodwill and prepaid land rent, staff costs and other costs directly related to the provision of services to customers and other site related costs, such as security services, regulatory permits and license costs, insurance, including for customer and network related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 10 to 20 years. Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between one and five years, depending on the equipment. Right of use assets are depreciated on a straight-line basis over the shorter of the remaining estimated useful life of the tower and the lease term.

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

Other income

Other income includes proceeds from insurance claims.

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

Taxation

Taxation consists of income tax, education tax and deferred taxes. Income tax is calculated at the domestic tax rate applicable to profits in our respective countries of business. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under relevant IFRS accounting standards. This includes Nigerian education tax, which arises at the rate of 3.0% (2022: 2.5%) on taxable profits determined on a basis similar to income tax.

Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. As of December 31, 2023, in Nigeria and certain other jurisdictions that have taxable losses brought forward or arising in the present period, deferred tax assets in respect of those losses are recognized only to the extent they are forecast to be applied against (i) the reversal of taxable temporary differences, or (ii) additional forecast future taxable income.

Results of Operations

The table below shows our consolidated results of operations for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022*
	$’000	$’000

Revenue	2,125,539	1,961,299
Cost of sales	(1,183,306)	(1,157,001)
Administrative expenses	(404,783)	(501,175)
(Net loss allowance)/net reversal of loss allowance on trade receivables	(7,202)	4,446
Other income	404	4,676
Operating profit	530,652	312,245
Finance income	25,209	15,825
Finance costs	(2,436,511)	(872,049)
Loss before income tax	(1,880,650)	(543,979)
Income tax (expense)/benefit	(107,528)	75,013
Loss for the year	(1,988,178)	(468,966)

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Impact of Nigerian Naira devaluation in mid-June 2023

In mid-June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single Investors and Exporters (“I&E”) window within which foreign exchange transactions would be determined by market forces and which was subsequently renamed NAFEM (Nigeria Autonomous Foreign Exchange Market) in October 2023. The Group uses the USD/NGN rate published by Bloomberg, which is approximately aligned to the NAFEM window rate, for Group reporting purposes.

The NGN fell 59.4% between the period immediately prior to the announcement (June 14, 2023) and the month end rate as at June 30, 2023 and continues to experience volatility, having devalued further by 21.1% as at December 31, 2023. Due to the NGN devaluation, Revenue and segment Adjusted EBITDA were negatively impacted by $427.5 million and $264.7 million, respectively, in the second half year of 2023 when compared to the USD/NGN rate on June 1, 2023. This negative impact on Revenue and segment Adjusted EBITDA was partially offset by $191.4 million and $191.4 million, respectively, in contract resets during the same period.

Due to the timing of the devaluation, the average of the USD/NGN rate used to consolidate the Group results was NGN 815.0 for the three month period ended December 31, 2023 and NGN 638.0 for the year ended December 31, 2023, as opposed to the closing rate of NGN 911.7 on December 31, 2023.

The continued devaluation of the NGN in the three month period ended December 31, 2023 also resulted in an impact on finance costs, specifically related to unrealized foreign exchange losses on financing of $409.2 million in our Nigeria segment. This is due to the USD denominated historical internal shareholder loans from Group entities to Nigeria and USD denominated third party debt. As the functional currency of the Nigeria businesses is NGN, these USD balances have been revalued in NGN using the rate as of December 31, 2023 resulting in an increase in unrealized loss on foreign exchange.

Revenue

Our revenue was $2,125.5 million for the year ended December 31, 2023 compared to $1,961.3 million for the year ended December 31, 2022. Revenue increased by $164.2 million, or 8.4%, which includes organic growth of $723.1 million, or 36.9%, driven primarily by FX resets and escalations. Revenue for the year ended December 31, 2023, included $48.1 million of non-recurring revenue as adjusted for withholding tax from our smallest Key Customer in Nigeria for services previously provided but for which revenue had not been recognized. During the year ended December 31, 2022, non-recurring revenue of $18.0 million was recognized from reaching agreement on certain contractual terms with a Key Customer in Nigeria. Aggregate inorganic revenue growth was $56.8 million, or 2.9%, for the year ended December 31, 2023, driven by MTN SA Acquisition in May 2022, the GTS SP5 Acquisition in March 2022 and the fifth and sixth stages of the Kuwait Acquisition in September 2022 and August 2023, respectively. The increase was partially offset by the non-core impact of negative movement in foreign exchange rates of $615.7 million, or 31.4%.

Refer to the revenue component of the segment results section of this operating and financial review for further details.

The net increase in Towers was 423 year-on-year, resulting in total Towers of 40,075 at December 31, 2023, and primarily resulted from the addition of 101 Towers from the sixth closing of the Kuwait Acquisition, and 1,477 New Sites offset by 1,074 Churned and 90 decommissioned. We added 1,329 net new Tenants year-on-year, resulting in total Tenants of 59,727 and a Colocation Rate of 1.49x at December 31, 2023. Year-on-year, we added 4,929 Lease Amendments, resulting in total Lease Amendments of 36,603 at December 31, 2023.

Our net increase in Towers and Tenants for the year ended December 31, 2023, includes the impact of the start of a rationalization program agreed with a Key Customer, which resulted in the net rationalization of 755 Towers and a total of 731 tenants.

Cost of Sales

Our cost of sales was $1,183.3 million for the year ended December 31, 2023, compared to $1,157.0 million for the year ended December 31, 2022.

The table below shows our cost of sales for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022*
	$’000	$’000

Power generation	396,714	419,151
Depreciation**	373,889	411,579
Tower repairs and maintenance	96,258	90,126
Impairment of property, plant and equipment, intangible assets excluding goodwill and prepaid land rent	87,696	38,157
Amortization	44,618	42,050
Security services	42,512	43,448
Site regulatory permits	37,502	33,999
Staff costs	33,149	33,229
Travel costs	9,700	5,343
Short term site rental	8,613	14,111
Insurance	4,648	5,109
Professional fees	2,570	3,460
Short term other rent	2,266	2,813
Vehicle maintenance and repairs	2,184	1,968
Other	40,987	12,458
	1,183,306	1,157,001

Foreign exchange gains and losses on cost of sales are included in Other.

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

**Presented net of related indirect tax receivable in Brazil of $1.3 million (2022: $0.9 million, 2021: $0.4 million).

The increase in cost of sales of $26.3 million, or 2.3%, in the year ended December 31, 2023 compared to the year ended December 31, 2022, is primarily due to increased costs related to impairment of property, plant and equipment, intangible assets excluding goodwill and prepaid land rent, other costs, tower repairs and maintenance, travel costs and site regulatory permits. This year-on-year increase is partially offset by decreases in costs related to aggregate depreciation and amortization, power generation and short term site rental. See below for further details.

Power generation costs decreased by $22.4 million, of which $50.4 million of the movement related to diesel costs, partially offset by an increase in electricity costs of $28.0 million, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This is primarily due to a year-on-year cost decrease in our Nigeria segment driven by a year-on-year decrease in the diesel price per liter in U.S. Dollars of 13.1% and an overall consumption decrease of 6.2% partially offset by the increase in electricity cost as a result of Project Green.

Aggregate depreciation and amortization decreased by $35.1 million for the year ended December 31, 2023. This is primarily due to a year-on-year decrease in depreciation and amortization for our Nigeria segment of $71.3 million primarily driven from a decrease in the asset base of our Nigeria segment. This decrease was partially offset by an increase in depreciation and amortization of $16.2 million and $7.5 million in our SSA and Latam segment, respectively.

Tower repairs and maintenance costs increased in the year ended December 31, 2023, compared to the year ended December 31, 2022, by $6.1 million, primarily driven by $11.2 million in our SSA segment partially offset by $6.7 million in our Nigeria segment.

Impairment of property, plant and equipment, intangible assets excluding goodwill and prepaid land rent increased by $49.5 million for the year ended December 31, 2023, primarily resulting from a year-on-year increase of $68.0 million in our SSA segment primarily driven by power equipment assets in our SSA segment being classified as assets held for sale and remeasured at fair value less costs to sell. This is partially offset by a decrease of $22.4 million in our Nigeria segment primarily driven by the reassessment of our impairment provision related to tower and tower equipment in the year.

Short term rental costs decreased by $5.5 million in the year ended December 31, 2023, compared to the year ended December 31, 2022. This is primarily driven by our Latam segment.

Remaining cost of sales line items increased in aggregate by $33.6 million in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to an increase in other costs (primarily driven by unrealized foreign exchange losses in Nigeria), travel costs and regulatory permits, partially offset by decreases in security services, professional fees and insurance costs.

Administrative Expenses

Our administrative expenses were $404.8 million for the year ended December 31, 2023, compared to $501.2 million for the year ended December 31, 2022.

The table below shows our administrative expenses for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022*
	$’000	$’000

Staff costs	156,602	132,399
Professional fees	61,094	38,964
Impairment of withholding tax receivables*	47,992	52,334
Facilities, short term rental and upkeep	43,616	34,203
Key management compensation	18,508	21,703
Travel costs	14,124	15,535
Share-based payment expense	13,370	13,265
Depreciation	11,314	9,995
Amortization	5,765	5,280
Business combination transaction costs	2,432	20,851
Impairment of goodwill	-	121,596
Operating taxes	(1,005)	963
Net (gain)/loss on disposal of property, plant and equipment	(3,806)	3,382
Other	34,777	30,705
	404,783	501,175

Foreign exchange gains and losses on administrative expenses are included in Other.

*Withholding tax receivables were impaired following the Group’s assessment of the recoverability of withholding tax assets based on a five-year cash flow projection and an analysis of the utilization of withholding tax balances against future income tax liabilities.

Administrative expenses for the year ended December 31, 2023, decreased by $96.4 million, or 19.2%, which was primarily due to decreases in impairment of goodwill costs, business combination transaction costs, impairment of withholding tax receivables and an increase in net gain on disposal of property, plant and equipment, partially offset by an increase in staff costs, professional fees and rent and facilities costs.

Staff costs increased by $24.2 million to $156.6 million in the year ended December 31, 2023 from $132.4 million in the year ended December 31, 2022, primarily due to the increased headcount in our Latam and SSA segments, and internal restructuring costs in our Group entities.

Professional fees increased by $22.1 million to $61.1 million in the year ended December 31, 2023, from $39.0 million in the year ended December 31, 2022, primarily due to an increase in consulting and audit costs.

Impairment of withholding tax receivables decreased by $4.3 million to $48.0 million in the year ended December 31, 2023 from $52.3 million in the year ended December 31, 2022, which primarily related to our Nigeria segment.

Rent and facilities costs increased by $9.4 million to $43.6 million in the year ended December 31, 2023, from $34.2 million in the year ended December 31, 2022, primarily driven by an increase in repairs and maintenance in our Nigeria segment.

There was no impairment of goodwill in the year ended December 31, 2023 as compared to an impairment of goodwill of $121.6 million in the year ended December 31, 2022 related solely to our Latam segment. Business combination transaction costs decreased by $18.4 million to $2.4 million in the year ended December 31, 2023, from $20.9 million in the year ended December 31, 2022 due to fewer acquisitions in the year ended December 31, 2023 compared to year ended December 31, 2022.

Net gain on disposal of property, plant and equipment has increased by $7.2 million to net gain of $3.8 million in the year ended December 31, 2023, from a net loss of $3.4 million in the year ended December 31, 2022, which primarily resulted from a year-on-year decrease in net loss on disposal of property, plant and equipment of $4.4 million in our Nigeria segment after completing an assessment of assets verification during the year ended December 31, 2022 resulting in a disposal of assets.

Other administrative expense items decreased by $1.9 million to $95.5 million in the year ended December 31, 2023, from $97.4 million in the year ended December 31, 2022.

Loss Allowance on Trade Receivables

We had a loss allowance on trade receivables of $7.2 million for the year ended December 31, 2023, compared to a net reversal of loss allowance on trade receivables of $4.4 million for the year ended December 31, 2022, a year-on-year negative movement of $11.6 million. This is primarily driven from our Nigeria segment of $6.2 million, SSA segment of $2.8 million and Latam segment of $2.6 million.

Other Income

Other income decreased by $4.3 million to $0.4 million for the year ended December 31, 2023, compared to $4.7 million for the year ended December 31, 2022. The year ended December 31, 2022, includes a one-off amount of $2.5 million in relation to a tax indemnity receipt from a seller relating to a prior acquisition.

Net Finance Income/Costs

Our net finance costs were $2,411.3 million for the year ended December 31, 2023, compared to $856.2 million for the year ended December 31, 2022.

The table below shows our net finance costs for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022*
	$’000	$’000

Interest income—bank deposits	25,008	15,170
Net foreign exchange gain on derivative instruments—realized	38	655
Fair value gain on embedded options and interest rate caps	163	-
	25,209	15,825

Interest expenses - third party loans	362,381	256,208
Interest expenses - withholding tax paid on bond interest	13,439	12,197
Unwinding of discount on decommissioning liability	9,156	7,084
Interest and finance charges paid/payable for lease liabilities	61,617	52,234
Net foreign exchange loss arising from financing - unrealized	1,713,242	157,836
Net foreign exchange loss arising from financing - realized	162,944	206,329
Fair value loss on embedded options and interest rate caps	3,760	159,889
Fees on loans and financial derivatives	17,821	18,673
Net foreign exchange loss on derivative instruments - unrealized	92,151	1,599
	2,436,511	872,049

Net finance costs	(2,411,302)	(856,224)

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Net finance costs increased by $1,564.5 million, or 179.4%, in the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due an increase of $1,512.0 million in net foreign exchange losses arising from financing (realized and unrealized) which resulted primarily from the significant devaluation of the NGN in relation to USD denominated intercompany debt in Nigeria. The increase in net finance costs was also due to an increase in interest expense on third party loans of $106.2 million and an increase in net foreign exchange losses on derivative instruments (realized and unrealized) of $91.2 million. The increase in net finance costs was partially offset by the favorable movement year-on-year from the significant decrease in fair value loss on embedded options within the IHS Holding Limited Notes and 2027 Notes of $156.1 million.

Foreign exchange movements arise on commercial bank loans, intercompany loans and letters of credit denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends. The net foreign exchange loss arising from financing and the net foreign exchange loss on derivative instruments was $1,876.2 million and $92.2 million, respectively, for the year ended December 31, 2023, compared to a net foreign exchange loss arising from financing and a net foreign exchange loss on derivative instruments of $364.2 million and $0.9 million, respectively, in the year ended December 31, 2022. This resulted in a year-on-year increase in net foreign exchange loss arising from financing and an increase in net foreign exchange loss on derivative instruments of $1,512.0 million and $91.2 million, respectively. These net foreign exchange losses in the year ended December 31, 2022, were primarily due to changes in exchange rates, predominantly between the NGN, RWF, XAF, XOF, ZAR and ZMW currencies which depreciated against the U.S. dollar and the BRL which appreciated against the U.S. dollar. The net foreign exchange loss arising from financing and the net foreign exchange loss on derivative instruments in the year ended December 31, 2023, were primarily due to the significant devaluation of the NGN which depreciated against the U.S. dollar from NGN 461.5 to $1.0 to NGN 911.7 to $1.0 for the year period ended December 31, 2023, due to the unification of the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single Investors’ and I&E window within which foreign exchange transactions would be determined by market forces. The I&E window was subsequently renamed the NAFEM in October 2023. Depreciation of the RWF, ZAR and ZMW against the U.S. dollar also contributed to the net foreign exchange loss arising from financing during the year ended December 31, 2023.

The year-on-year increase of $106.2 million in interest expense on third party loans resulted primarily from the effect of interest incurred on the Nigeria 2023 Term Loan, the IHS Holding 2022 Term Loan, the IHS SA STL Facility and the I-Systems Facility, as well as from the additional drawdown of the IHS SA Facility.

The year-on-year decrease of $156.1 million in fair value loss on embedded options within the IHS Holding Notes and 2027 Notes was due primarily to a significant decrease in the market value of the call options in the year ended December 30, 2023 compared to the year ended December 31, 2022, which resulted in a significant fair value loss for the comparative period.

Income Tax Expense/(Benefit)

Our current income tax expense was $114.4 million for the year ended December 31, 2023, compared to a current income tax expense of $108.8 million for the year ended December 31, 2022.

We had a deferred income tax benefit of $6.9 million for the year ended December 31, 2023, compared to a deferred tax benefit of $183.9 million for the year ended December 31, 2022.

The table below shows our income tax expense for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022*
	$’000	$’000

Current taxes on income	114,430	108,842
Deferred income taxes	(6,902)	(183,855)
Total taxes	107,528	(75,013)

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

The year-on-year increase of $5.6 million in current income tax expense, resulting in a current tax expense of $114.4 million for the year ended December 31, 2023, compared to a current income tax expense of $108.8 million for the year ended December 31, 2022. The increase was primarily due to increases in our Nigeria segment of $1.5 million and Group entities of $5.4 million, which primarily related to an increase in the group uncertain tax position provision. This was partially offset by a decrease in current income tax expense of $1.3 million in our Latam segment.

The year-on-year decrease of $177.0 million in deferred tax benefit, resulting in a deferred tax benefit of $6.9 million for the year ended December 31, 2023, compared to a deferred tax benefit of $183.9 million for the year ended December 31, 2023. The decrease was primarily due to decreases in deferred tax benefits in our Latam segment and Nigeria segment of $172.1 million and $12.1 million, respectively, which was primarily due to a deferred tax benefit in our Latam segment in the year ended December 31, 2022, related to acquisitions which did not recur in the year ended December 31, 2023, and reductions in the levels of deferred tax liabilities recognised in Nigeria principally due to the devaluation of the Naira. This was partially offset by an increase in deferred tax benefits of $7.8 million in Group entities.

Loss for the Year

Loss for the period was $1,988.2 million for the year ended December 31, 2023 compared to a loss of $469.0 million for the year ended December 31, 2022. The increase in loss for the period reflects the significant impact of an increase in net finance costs, specifically related to the unrealized foreign exchange losses on financing of $1,555.4 million. This is driven by the significant devaluation of the NGN as a result of the USD denominated historic shareholder loans from Group entities to Nigeria and USD denominated third party debt. As the functional currency of our Nigeria businesses is NGN, these USD balances have been revalued in NGN, resulting in the significant unrealized loss on foreign exchange.

Segment Results:

Revenue:

Revenue for each of our reportable segments was as follows:

	For the year ended December 31,
	2023	2022	Change	Change
	$'000	$'000	$'000%

Nigeria	1,381,627	1,352,402	29,225	2.2%
SSA	503,049	412,824	90,225	21.9%
Latam	200,207	160,008	40,199	25.1%
MENA	40,656	36,065	4,591	12.7%
Total revenue	2,125,539	1,961,299	164,240	8.4%

Nigeria

Revenue for our Nigeria segment increased by $29.2 million, or 2.2%, to $1,381.6 million for the year ended December 31, 2023, compared to $1,352.4 million for the year ended December 31, 2022. Revenue increased organically by $629.3 million, or 46.5%, driven primarily by an increase in foreign exchange resets, escalations, Lease Amendments, new Colocation, fiber and New Sites. Revenue for our Nigeria segment for the year ended December 31, 2023 included non-recurring revenue of $48.1 million. The increase in organic revenue was largely offset by the impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $600.1 million, or 44.4%. Year-on-year, within our Nigeria segment, Tenants decreased by 201, primarily driven by 942 Churned (which includes, from the first quarter of 2023, 727 towers occupied by our smallest Key Customer on which we were not recognizing revenue), partially offset by 504 Colocation and 237 New Sites, while Lease Amendments increased by 3,781.

SSA

Revenue for our SSA segment increased by $90.2 million, or 21.9%, to $503.1 million for the year ended December 31, 2023, compared to $412.8 million for the year ended December 31, 2022. Revenue increased organically by $65.6 million, or 15.9%, driven primarily by an increase in escalations, New Sites and new Colocation. Revenue for our SSA segment also grew inorganically in the period by $46.6 million, or 11.3%, mainly from the completion of the MTN SA Acquisition. The increase in revenue was partially offset by the year-on-year negative impact of movements in foreign exchange rates of $22.0 million, or 5.3%. Year-on-year, within our SSA segment, Tenants increased by 557 including 226 from New Sites and 330 from Colocation, while Lease Amendments increased by 1,030.

Latam

Revenue for our Latam segment increased by $40.2 million, or 25.1%, to $200.2 million for the year ended December 31, 2023, compared to $160.0 million for the year ended December 31, 2022. Revenue increased organically by $25.2 million, or 15.7%, primarily driven through revenue growth from fiber and escalations. Revenue for our Latam segment grew inorganically in the period by $8.5 million, or 5.3%, which primarily includes the impact of the GTS SP5 Acquisition. Revenue also increased by $6.5 million, or 4.1%, as a result of favorable movements in foreign exchange rates. Year-on-year, within our Latam segment, Tenants increased by 648, including 828 from New Sites and 206 Colocations, partially offset by 386 Churned, while Lease Amendments increased by 118.

MENA

Revenue for our MENA segment increased by $4.6 million, or 12.7%, to $40.7 million for the year ended December 31, 2023, compared to $36.1 million for the year ended December 31, 2022. Revenue increased organically by $3.0 million, or 8.3%, primarily driven by New Sites and escalations and grew inorganically in the period by $1.7 million, or 4.6%. The increase in organic revenue was partially offset by the impact of negative movements in the Kuwaiti Dinar to U.S. dollar foreign exchange rate of $0.1 million, or 0.2%. Year-on-year, within our MENA segment, Tenants increased by 150, including 109 from the closing of the sixth closing of the Kuwait Acquisition in the third quarter of 2023 and 47 from New Sites.

Segment Adjusted EBITDA:

Segment Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows:

	For the year ended December 31,
	2023	2022	Change	Change
	$'000	$'000	$'000%

Nigeria	855,317	802,822	52,495	6.5%
SSA	257,072	230,066	27,006	11.7%
Latam	145,754	114,434	31,320	27.4%
MENA	22,121	16,021	6,100	38.1%
Other	(147,729)	(132,412)	(15,317)	(11.6)%
Total Segment Adjusted EBITDA	1,132,535	1,030,931	101,604	9.9%

Nigeria

Segment Adjusted EBITDA for our Nigeria segment was $855.3 million for the year ended December 31, 2023 compared to $802.8 million for the year ended December 31, 2022, an increase of $52.5 million, or 6.5%. The increase in segment Adjusted EBITDA primarily reflected the increase in revenue discussed above together with a decrease in cost of sales of $40.2 million. The decrease in cost of sales is primarily driven by the $61.7 million lower pricing in diesel expenses offset by the negative foreign exchange impact discussed above.

SSA

Segment Adjusted EBITDA for our SSA segment was $257.1 million for the year ended December 31, 2023 compared to $230.1 million for the year ended December 31, 2022, an increase of $27.0 million, or 11.7%. The increase in segment Adjusted EBITDA primarily reflected the revenue discussed above, partially offset by the increase in cost of sales resulting from higher power generation cost, diesel cost and maintenance cost of $20.9 million, $11.4 million and $11.4 million, respectively, and increase in administrative expenses of $6.4 million mainly as a result of an increase in staff costs of $2.4 million.

Latam

Segment Adjusted EBITDA for our Latam segment was $145.8 million for the year ended December 31, 2023 compared to $114.4 million for the year ended December 31, 2022, an increase of $31.3 million, or 27.4%. The increase was primarily due to an increase in revenue explained above, partially offset by an increase in electricity and maintenance within cost of sales of $2.6 million and $1.3 million, respectively, and an increase in administrative expenses of $11.9 million, mainly as a result of an increase in staff costs of $7.5 million.

MENA

Segment Adjusted EBITDA for our MENA segment was $22.1 million for the year ended December 31, 2023 compared to $16.0 million for the year ended December 31, 2022, an increase of $6.1 million, or 38.1%. The increase was primarily due to an increase in revenue explained above, as well as the decrease in cost of sales of $1.8 million. The decrease in cost of sales is primarily due to the decrease of $1.1 million in rent expense.

Capital Expenditure:

Capital expenditure for each of our reportable segments was as follows:

	For the year ended December 31,
	2023	2022	Change	Change
	$'000	$'000	$'000%

Nigeria	316,221	404,628	(88,407)	(21.8)%
SSA	73,769	97,750	(23,980)	(24.5)%
Latam	187,803	121,158	66,645	55.0%
MENA	5,855	6,974	(1,120)	(16.1)%
Other	2,399	2,960	(561)	(19.0)%
Total capital expenditure	586,046	633,470	(47,424)	(7.5)%

Nigeria

Capital expenditure for our Nigeria segment was $316.2 million for the year ended December 31, 2023 compared to $404.6 million for the year ended December 31, 2022, a decrease of $88.4 million, or 21.8%. The decrease was primarily due to decreases in New Site capital expenditure of $35.4 million, other capital expenditure of $30.0 million, maintenance capital expenditure of $26.3 million, purchase of land for new or existing sites of $7.6 million and capital expenditure related to Project Green of $2.3 million, partially offset by an increase in augmentation capital expenditure of $12.0 million.

SSA

Capital expenditure for our Sub-Saharan Africa segment was $73.8 million for the year ended December 31, 2023 compared to $97.8 million for the year ended December 31, 2022, a decrease of $24.0 million, or 24.5%. The decrease was primarily due to decreases in other capital expenditure of $15.8 million, New Site capital expenditure of $4.6 million and augmentation capital expenditure of $3.0 million.

Latam

Capital expenditure for our Latam segment was $187.8 million for the year ended December 31, 2023 compared to $121.2 million for the year ended December 31, 2022, an increase of $66.6 million, or 55.0%. The year-on-year increase was primarily due to increases in New Site capital expenditure of $46.5 million, corporate capital expenditure of $6.9 million, purchase of land for new or existing sites of $4.0 million, fiber business capital expenditure of $3.4 million and augmentation capital expenditure of $3.1 million.

MENA

Capital expenditure for our MENA segment was $5.9 million for the year ended December 31, 2023 compared to $7.0 million for the year ended December 31, 2022, a decrease of $1.1 million, or 16.1%. The year-on-year decrease was primarily due to decreases in New Site capital expenditure of $1.6 million and refurbishment capital expenditure of $0.7 million, partially offset by increases in maintenance capital expenditure of $0.6 million, capital expenditure related to Project Green of $0.3 million and other capital expenditure of $0.3 million.

B. Liquidity and Capital Resources

Overview

We generally fund our operations, which include operating expenses and debt service requirements (principal and interest payments), through cash flow from operating activities. We have historically funded acquisitions and other investments in our business, including large scale New Site construction and site improvements, from a combination of external equity raised from shareholders, long-term debt financings and internally generated cash from operations. External equity funding was raised at the IHS Holding Limited level, where it was held in U.S. dollars until required by operating subsidiaries or for acquisitions. As and when operating subsidiaries required these funds, the funding was allocated typically through intercompany loans to those subsidiaries. The proportion of intercompany loans to equity is unique to each operation and determined by commercial funding requirements, local taxation and corporate legislation.

As of December 31, 2023, we had $816.3 million of total liquidity, which was equal to our unrestricted cash and cash equivalents of $293.8 million and availability under the IHS Holding RCF and the IHS Holding 2022 Term Loan of $300.0 million and $130.0 million, respectively, and approximately $92.5 million of availability under the Nigeria RCF and other loan facilities within the Group collectively (see “— Indebtedness” for more information). Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or up-streamed to IHS Holding Limited (or intermediaries thereof). As a holding company, our only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings.

We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and organic growth strategies for a period of at least 12 months from the date of issuance of these results. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the “Risk Factors” section of our Annual Report. If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the current interests of our existing shareholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all.

Additionally, we continuously review our capital structure as well as our funding and maturity profile. As part of this review, we regularly explore opportunities in the global capital markets to try to optimize our funding profile and our mix of funding sources, as well as to try to ensure that we are well positioned to avail ourselves of any refinancing or other opportunities, including for our 2027 Notes and our other facilities. We may also, from time to time, consider debt and/or equity repurchase programs, whether in the open market or otherwise, subject to market conditions. During the third quarter of 2023, the Company repurchased 948,101 shares for $4.8 million under its $50.0 million stock repurchase plan. During the three month period ended December 31, 2023, the Company repurchased a further 930,556 shares for $5.2 million. All shares repurchased were canceled.

Statements of cash flows

	For the year ended December 31,
	2023	2022
	$’000	$’000

Net cash generated from operating activities	853,453	907,303
Net cash used in investing activities	(722,249)	(1,517,288)
Net cash (used in)/generated from financing activities	(162,301)	398,241
Net decrease in cash and cash equivalents	(31,097)	(211,744)
Cash and cash equivalents at beginning of year	514,078	916,488
Effect of movements in exchange rates on cash	(189,158)	(190,666)
Cash and cash equivalents at end of year	293,823	514,078

Net cash generated from operating activities

Net cash generated from operating activities decreased by $53.9 million year-on year in the year ended December 31, 2023, to $853.5 million, from $907.3 million in the year ended December 31, 2022. The year-on-year decrease was primarily due to a decrease in cash from operations of $64.0 million as a result of an increase in cash outflows related to working capital changes, mainly driven by a year-on-year decrease in trade and other payables and an increase in trade and other receivables, partially offset by a decrease in inventories. The increase in cash outflows related to working capital changes was partially offset by an increase in operating profit.

Net cash used in investing activities

Net cash used in investing activities decreased by $795.0 million, to $722.2 million in the year ended December 31, 2023, from $1,517.3 million in the year ended December 31, 2022, primarily due to an decrease in cash consideration paid for business combinations, net of cash acquired of $731.3 million and an increase in net short term deposits of $94.0 million, partially offset by an increase in capital expenditure for property, plant and equipment (including advance payments) of $32.3 million. The year-on-year decrease in cash paid for business acquisitions is due to larger expenditures in the year ended December 31, 2022 for the GTS SP5 Acquisition and MTN SA Acquisition.

Net cash used in/generated from financing activities

Net cash used in financing activities increased by $560.5 million, to net cash used in financing activities of $162.3 million in the year ended December 31, 2023, from net cash generated from financing activities of $398.2 million in the year ended December 31, 2022. The year-on-year increase in cash outflow is primarily due to a decrease in loans received from third parties net of principal repayments of $460.1 million and an increase in interest paid on third party loans of $64.5 million.

Indebtedness

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on December 31, 2023.

IHS Holding (2020) Revolving Credit Facility

IHS Holding Limited is party to a $300.0 million revolving credit facility agreement, originally entered into in March 2020 (as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement entered into in June 2021 and November 2023) (the “IHS Holding RCF”) and entered into between, amongst others, IHS Holding Limited as borrower, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria as guarantors, Citibank Europe PLC, UK Branch as facility agent and certain financial institutions listed therein as original lenders.

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

Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five RFR banking days’ prior notice, or in any case any such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding RCF; and (ii) upon the occurrence of a change of control as defined in the IHS Holding RCF.

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

In July 2023, the available commitments were increased to $300.0 million pursuant to the facility increase clause contained within the IHS Holding RCF. In November 2023, the IHS Holding RCF was further amended and restated to, among other things, extend the termination date to October 30, 2026.

As of March 8, 2024, there are no amounts drawn and outstanding under the IHS Holding RCF.

The IHS Holding RCF is denominated in U.S. dollars and is governed by English law.

IHS Holding (2022) Bullet Term Loan Facility

IHS Holding Limited entered into a $600.0 million term loan agreement in October 2022 (as amended and/or restated from time to time, the “IHS Holding 2022 Term Loan”), between, amongst others, IHS Holding Limited as borrower, Citibank Europe plc, UK Branch as facility agent and certain financial institutions listed therein as original lenders. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

The interest rate per annum applicable to loans made under the IHS Holding 2022 Term Loan is equal to Term SOFR, a credit adjustment spread plus a margin of 3.75% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments and fees to the facility agent.

The IHS Holding 2022 Term Loan is scheduled to terminate on the date falling 36 months from the date of the loan agreement and is repayable in full on that date. Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five Business Days’ notice, or such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding 2022 Term Loan requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding 2022 Term Loan and (ii) upon the occurrence of a change of control as defined in the IHS Holding 2022 Term Loan.

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

Following the initial draw down under this facility in November 2022, in December 2022 IHS Holding Limited hedged a portion of its exposure to Term SOFR by entering into interest rate caps with a total of $100.0 million notional value and a cap rate of 4.50%, for the period between February 7, 2023 and November 7, 2024. The balance of $270.0 million remains unhedged.

In October 2023, the available commitments under the IHS Holding 2022 Term Loan were voluntarily reduced by $100.0 million and the availability period on the remaining balance of $130.0 million in available commitments was extended to April 2024 from October 2023. In March 2024, the available commitments under the IHS Holding 2022 Term Loan were further voluntarily reduced by $70.0 million.

As of March 8, 2024, $370.0 million of the IHS Holding 2022 Term Loan was drawn down. The majority of the drawn proceeds have been applied toward the prepayment of the IHS Holding Bridge Facility and the U.S. dollar tranche of the Nigeria 2019 Facility. The undrawn portion of $60.0 million can be applied toward general corporate purposes.

The IHS Holding 2022 Term Loan is denominated in U.S. dollars and is governed by English law.

IHS Holding (2024) Term Facility

IHS Holding Limited entered into a $270.0 million loan agreement on March 8, 2024 (as amended and/or restated from time to time, the “IHS Holding 2024 Term Facility”), between, amongst others, IHS Holding Limited as borrower and Standard Chartered Bank (Singapore) Limited as the original lender. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

The interest rate per annum applicable to loans made under the IHS Holding 2024 Term Facility is equal to Term SOFR, plus a margin (ranging from 4.50% to 7.00% per annum over the duration of the IHS Holding 2024 Term Facility), based on the relevant margin step-up date). IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments.

The IHS Holding 2024 Term Facility is scheduled to terminate on the date falling 24 months from the date of the loan agreement and is repayable in installments. Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five Business Days’ notice, or such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding 2024 Term Facility requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to, if it becomes unlawful for a lender to perform any of its obligations under the facility, upon the occurrence of a change of control and takeout financing (in each case as defined in the IHS Holding 2024 Term Facility).

The IHS Holding 2024 Term Facility contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The IHS Holding 2024 Term Facility also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

As of March 8, 2024, there are no amounts drawn down and outstanding under the IHS Holding 2024 Term Facility.

The IHS Holding 2024 Term Facility is denominated in U.S. dollars and is governed by English law.

IHS Netherlands Holdco B.V. Notes

On each of September 18, 2019 and July 31, 2020, our wholly owned subsidiary, IHS Netherlands Holdco B.V. (“Holdco BV”), issued a total of $510.0 million 7.125% Senior Notes due 2025 (the “2025 Notes”), and $940.0 million 8.0% Senior Notes due 2027 (the “2027 Notes”) guaranteed by IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers, and (since June 22, 2021) IHS Holding Limited. On June 22, 2021, pursuant to a successful consent solicitation, Holdco B.V. also effected certain amendments to the indenture governing the notes to, among other things, expand the “restricted group” to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (which would then be subject to the covenants and events of default under the indenture), and to make certain other consequential changes to the negative covenants and restrictions resulting from the larger group structure.

On November 30, 2021, the 2025 Notes were subsequently redeemed upon the successful issuance by IHS Holding of the IHS Holding Notes (as defined below).

The 2027 Notes mature on September 18, 2027, and pay interest semi-annually, with the principal repayable in full on maturity. On or after September 18, 2023 or 2024, the 2027 Notes may be redeemed (in whole or in part) at a price of 102.000% and 100.000%, respectively.

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

At any time prior to November 29, 2024 for the 2028 Notes, IHS Holding Limited may redeem up to 40% of the notes with the net cash proceeds from certain equity offerings at a redemption price equal to 106.250% of the principal amount of the 2028 Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, so long as at least 50% of the aggregate original principal amount of the applicable series of notes remains outstanding immediately thereafter. In addition, the notes may, during such periods, be redeemed at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. On or after November 29, 2023, 2024 or 2025, the 2026 Notes may be redeemed (in whole or in part) at a price of 102.81250%, 101.40625% and 100.00000%, respectively. On or after November 29, 2024, 2025 or 2026, the 2028 Notes may be redeemed (in whole or in part) at a price of 103.1250%, 101.5625% and 100.0000%, respectively.

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

Nigeria (2023) Term Loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 165.0 billion (approximately $181.0 million) term loan agreement in January  2023 (as amended and/or restated from time to time the “Nigeria 2023 Term Loan”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Towers NG Limited and INT Towers as borrowers; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., and Nigeria Tower Interco B.V. as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

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

The Nigeria 2023 Term Loan was drawn down for an original principal amount of NGN 124.5 billion (which was approximately $136.6 million), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers, IHS Nigeria, and general corporate and working capital purposes.

The Nigeria 2023 Term Loan is scheduled to terminate on the date falling 60 months from the date of the Nigeria 2023 Term Loan and is repayable in installments. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2023 Term Loan requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

As of January 3, 2023, the total commitments available under the Nigeria 2023 Term Loan were NGN 124.5 billion (approximately $136.6 million), which were increased in February 2023, by NGN 29.0 billion (approximately $31.8 million) and further increased in May 2023, by NGN 11.5 billion (approximately $12.6 million) pursuant to the facility increase clause contained within the loan agreement up to its total NGN 165.0 billion (approximately $181.0 million) capacity.

In January 2023, NGN 124.5 billion (approximately $136.6 million) was drawn down under the Nigeria 2023 Term Loan. Further drawdowns took place in March 2023, April 2023 and June 2023 for NGN 14.0 billion (approximately $15.4 million), NGN 15.0 billion (approximately $16.5 million) and NGN 11.5 billion (approximately $12.6 million), respectively.

As of March 8, 2024, NGN 165.0 billion (approximately $181.0 million) has been drawn down under this facility. The proceeds from the drawdown were applied towards, inter alia, refinancing certain indebtedness of INT Towers and IHS Nigeria, and for general corporate and working capital purposes.

The Nigeria 2023 Term Loan is denominated in Naira and is governed by English law.

Nigeria (2023) Revolving Credit Facility

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 55.0 billion (approximately $60.3 million) revolving credit facility agreement in January  2023 (as amended and/or restated from time to time the “Nigeria 2023 RCF”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., and Nigeria Tower Interco B.V. as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

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

The Nigeria 2023 RCF is scheduled to terminate on the date falling 36 months from the date of the Nigeria 2023 RCF, and is repayable in full on maturity. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2023 RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

As of January 3, 2023, the total commitments available under the Nigeria 2023 RCF were NGN 44.0 billion (approximately $48.3 million), which were further increased in February 2023, by NGN 11.0 billion (approximately $12.1 million) to NGN 55.0 billion (approximately $60.3 million), pursuant to the facility increase clause contained within the loan agreement.

As of March 8, 2024, NGN 15.0 billion (approximately $16.5 million) has been drawn down under this facility.

The Nigeria 2023 RCF is denominated in Naira and is governed by English law.

Nigeria (2019) term loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into a term loan agreement, originally in September  2019 (and as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement entered into in September 2021) (the “Nigeria 2019 Facility”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

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

The U.S. dollar tranche was drawn down for an original principal amount of $110.0 million, and the Naira tranche was drawn down for an original principal amount of NGN 141.3 billion (which was approximately $390.0 million as of the date of the Nigeria 2019 Facility), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers, general corporate and working capital purposes, and funding a partial settlement of intercompany loans.

Each facility under the loan was scheduled to terminate on the date falling 60 months and one day after the date of the first utilization of that facility, and were repayable in installments. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers could voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders might agree). In addition to voluntary prepayments, the Nigeria 2019 Facility required mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

In November 2022, we prepaid the full remaining principal amount of the U.S. dollar tranche of the loan of $75.6 million (plus accrued interest and break costs) using the proceeds received following the initial drawdown under the IHS Holding 2022 Term Loan.

As of December 31, 2022, the Naira facility had NGN 88.3 billion (approximately $96.9 million) outstanding.

In January 2023, we prepaid the full remaining principal amount of the Naira tranche of the loan of NGN 88.3 billion (approximately $96.9 million) (plus accrued interest) using the proceeds received following the initial drawdown under the Nigeria 2023 Term Loan.

The Nigeria 2019 Facility was governed by English law.

IHS (Nigeria) Local Facilities

IHS (Nigeria) Limited entered into two local currency facilities, each governed by Nigerian law, as follows:

(a)A NGN 16.1 billion (approximately $17.7 million) facility in March 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited. The applicable interest rate was 12.5% per annum and funds borrowed under the facility were applied towards general corporate purposes (the “IHSN NG1 Facility”). The IHSN NG1 Facility was due to terminate in March 2023 and was fully drawn down in April 2022; and

(b)A NGN 10.0 billion (approximately $11.0 million) facility in May 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited (the “IHSN NG2 Facility” and, together with the IHSN NG1 Facility, the “IHS Nigeria Local Facilities”). The applicable interest rate was 15.0% per annum until October 2022 after which it increased to 18.0% per annum, and funds borrowed under the facility were applied towards working capital requirements. The IHSN NG2 Facility was due to terminate in July 2023 and was fully drawn down in July 2022.

In January 2023, we prepaid the full remaining principal amount of the IHS Nigeria Local Facilities of NGN 26.1 billion (approximately $28.6 million) (plus accrued interest) using the proceeds received following the initial drawdown under the Nigeria 2023 Term Loan.

IHS Côte d’Ivoire S.A. Facility

IHS Côte d’Ivoire S.A. entered into a credit agreement originally in June 2015 (as amended and/or restated from time to time, including in August 2017 and June 2022) with certain financial institutions, split into one tranche with a total commitment of €52.0 million (approximately $57.4 million) (the “CIV Euro Tranche”), and another tranche with a total commitment of XOF 44.6 billion (approximately $75.1 million) (the “CIV XOF Tranche” and, together with the CIV Euro Tranche, the “IHS Côte d’Ivoire S.A. Facility”). The IHS Côte d’Ivoire S.A. Facility is guaranteed by IHS Holding Limited. The CIV Euro Tranche has an interest rate of 3.00% plus 3 Month EURIBOR, (subject to a zero floor), and the CIV XOF Tranche has an interest rate of 5.00%. The IHS Côte d’Ivoire S.A. Facility contains customary information and negative covenants and requires IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Côte d’Ivoire S.A. maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined therein.

The IHS Côte d’Ivoire S.A. Facility was fully drawn down in 2017, and the termination date has been extended to June 2024.

The IHS Côte d’Ivoire S.A. Facility was fully repaid in February 2024 using the proceeds received from the initial drawdown of the CIV 2023 Term Loan.

CIV (2023) Term Loan

IHS Côte d’Ivoire S.A. entered into a facility agreement originally in December 2023 (as amended and/or restated from time to time) with, amongst others, certain financial institutions listed therein as original lenders, split into one tranche with a total commitment of €88.0 million (approximately $97.1 million) (the “CIV 2023 Euro Tranche”), and another tranche with a total commitment of XOF 11.2 billion (approximately $18.8 million) (the “CIV 2023 XOF Tranche” and, together with the CIV 2023 Euro Tranche, the “CIV 2023 Term Loan”). The CIV 2023 Term Loan is governed by French law. Funds under the facility are to be applied towards, inter alia, refinancing certain indebtedness of IHS Côte d’Ivoire S.A. (including the IHS Côte d’Ivoire S.A. Facility), general corporate and working capital purposes, and funding a settlement of intercompany loans.

The CIV 2023 Term Loan has an interest rate of 3.50% plus 3 Month EURIBOR on the CIV 2023 Euro Tranche and 6.50% on the CIV 2023 XOF Tranche, and contains customary information and negative covenants, as well as requirements for IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to EBITDA ratios and interest coverage ratios.

The CIV 2023 Term Loan will terminate in December 2028. As of December 31, 2023, there were no amounts drawn down under this facility.

In February 2024, €56.1 million (approximately $61.9 million) and XOF 7,109.0 million (approximately $12.0 million) was drawn down under the CIV 2023 Term Loan and the proceeds were applied towards, inter alia, the repayment of the IHS Côte d’Ivoire S.A. Facility.

As of March 8, 2024, an aggregate amount of €56.1 million and XOF 7.1 billion (approximately $73.9 million) has been drawn down under this facility.

IHS Zambia Limited Facility

IHS Zambia Limited entered into two facilities with a common terms agreement originally in December 2020 (as amended and/or restated from time to time, including in February 2021 and January 2023) with a total commitment of $95.0 million with certain financial institutions (the “Zambia Facility”), split into a facility for an aggregate commitment representing $75.0 million and a second facility for an aggregate commitment representing $20.0 million.

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

IHS Kuwait Facility

IHS Kuwait Limited entered into a loan agreement originally in April 2020 (as amended and/or restated from time to time) with a total commitment of KWD 26.0 million (approximately $84.6 million) (the “Kuwait Facility”). The Kuwait Facility has an interest rate of 2.00% plus 3 Month KIBOR, contains customary information and negative covenants, and requires IHS Kuwait Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve outs. The covenants include that IHS Kuwait Limited maintain specified net debt to EBITDA ratios, a debt service cover ratio and restrict capital expenditures to levels established within the facility.

The Kuwait Facility will terminate in April 2029, and as of December 31, 2023, KWD 21.8 million (approximately $70.9 million) of this facility was drawn down.

As of March 8, 2024, an aggregate amount of KWD 21.8 million (approximately $70.9 million) has been drawn down under this facility.

IHS Brasil - Cessão de Infraestruturas S.A. Debentures

IHS Brasil - Cessão de Infraestruturas S.A. issued debentures for BRL 1,200.0 million (approximately $247.3 million), in September 2023 (as amended and/or restated from time to time, the “IHS Brasil Debentures”). The IHS Brasil Debentures amortize, starting from February 2026, semi-annually until maturity in August 2031.

The IHS Brasil Debentures contain customary information and financial covenants, including but not limited to the maintenance of specified net debt to EBITDA and interest cover ratios. They also contain customary negative covenants and restrictions including, but not limited to, dividends and other payments to shareholders, intercompany loans and capital reductions.

The IHS Brasil Debentures are secured by a pledge over all shares owned by IHS Netherlands BR B.V. in IHS Brasil – Cessão de Infraestruturas S.A. and a pledge over the bank account where the companies’ receivables are deposited.The IHS Brasil Debentures have an interest rate of CDI plus 3.10% (assuming a 252-day calculation basis) and will terminate in August 2031.

The proceeds from the issuance of the IHS Brasil Debentures were applied towards, inter alia, refinancing certain indebtedness of IHS Brasil - Cessão de Infraestruturas S.A. (including the IHS Brasil Facilities and the GTS Facility, as defined below) and general corporate and working capital purposes.

IHS Brasil - Cessão de Infraestruturas S.A. Facilities

IHS Brasil Participacoes Ltda entered into (and later assigned to IHS Brasil - Cessão de Infraestruturas S.A.) the following facilities: (a) a BRL 300.0 million (approximately $61.8 million) credit agreement originally in May 2021 (as amended and/or restated from time to time, the “IHS Brasil Facility 1”), and (b) a BRL 100.0 million (approximately $20.6 million) credit agreement originally in June 2021 (as amended and/or restated from time to time) (the “IHS Brasil Facility 2” and, together with the IHS Brasil Facility 1, the “IHS Brasil Facilities”).

IHS Brasil - Cessão de Infraestruturas S.A. also entered into a BRL 495.0 million (approximately $102.0 million) credit agreement originally in April 2022 (as amended and/or restated from time to time, the “GTS Facility”).

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

In September 2023, we prepaid the full remaining principal amount of the IHS Brasil Facilities and the GTS Facility of BRL 713.6 million (approximately $147.1 million) (plus accrued interest) using the proceeds received following the issuance of the IHS Brasil Debentures.

I-Systems Facility

I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) entered into a BRL 200.0 million (approximately $41.2 million) credit agreement, originally in October 2022 (as amended and/or restated from time to time, the “I-Systems Facility”). The I-Systems Facility is secured by the chattel mortgage of certain credit rights of I-Systems and contains customary information and negative covenants, including the maintenance of specified net debt to EBITDA ratio. It also contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The I-Systems Facility has an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and will terminate in October 2030. The facility was fully drawn down in October 2022.

In October 2022, Itau Unibanco S.A. provided an additional commitment in an aggregate amount of BRL 200.0 million (approximately $41.2 million) on the same terms, available in two tranches. The first tranche of BRL 80.0 million (approximately $16.5 million was drawn down in February 2023 with an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and the second tranche of BRL 120.0 million (approximately $24.7 million) was drawn down in March 2023 with an interest rate of CDI plus 2.50% (assuming a 252-day calculation basis).

IHS South Africa Facility

IHS Towers South Africa Proprietary Limited (“IHS SA”) entered into a ZAR 3,470.0 million (approximately $189.0 million) facility agreement originally in May 2022 (as amended and/or restated from time to time (the “IHS SA Facility”), with, amongst others, certain financial institutions listed therein as original lenders. The IHS SA Facility is governed by South African law and funds borrowed under the facility were partly applied toward the payment of consideration owed pursuant to the MTN SA Acquisition. The undrawn portion can be applied toward capital expenditure and general corporate purposes and is available for up to 24 months from the signature date of the agreement.

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

The IHS SA Facility will terminate in May 2029.

In May 2022, ZAR 3,400.0 million (approximately $185.2 million), was drawn down under the IHS SA Facility. Further drawdown took place in May 2023 for ZAR 70.0 million (approximately $3.8 million).

As of March 8, 2024, ZAR 3,470.0 million (approximately $189.0 million) has been drawn down under this facility.

IHS South Africa Overdraft

IHS SA entered into a ZAR 350.0 million (approximately $19.1 million) overdraft facility agreement in October 2023 (the “IHS SA Overdraft”). The IHS SA Overdraft is governed by South African law and funds borrowed under the facility will be applied towards general corporate purposes. The IHS SA Overdraft will terminate in October 2024.

As of March 8, 2024, ZAR 278.9 million (approximately $15.2 million) has been drawn down under this facility.

Letter of Credit Facilities

As of December 31, 2023, IHS (Nigeria) Limited has utilized $98.9 million through funding under agreed letters of credit. These letters mature on March 31, 2024, and their interest rates range from 12.00% to 15.55%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of December 31, 2023, INT Towers Limited has utilized $219.4 million through funding under agreed letters of credit. These letters mature on March 31, 2024, and their interest rates range from 12.00% to 15.75%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of December 31, 2023, ITNG Limited has utilized $0.02 million through funding under agreed letters of credit. These letters mature on March 31, 2024, and incur interest at a rate of 15.49%. These letters of credit are utilized in order to fund capital and operational expenditure with suppliers.

As of December 31, 2023, Global Independent Connect Limited has utilized $1.1 million through funding under agreed letters of credit. These letters mature on March 31, 2024, and their interest rates range from 13.25% to 15.49%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

C. Research and Development, Patents and Licenses, etc.

The Company does not have any research and development policies or patents.  See note 2.13(b) to our audited consolidated financial statements included in this Annual Report for a discussion of our licenses.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table presents information about our current executive officers and directors, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Sam Darwish	52	Chairman, Group Chief Executive Officer and Director
Mohamad Darwish	44	Executive Vice President, IHS Nigeria Chief Executive Officer
William Saad	52	Executive Vice President, Group Chief Operating Officer
Steve Howden	41	Executive Vice President, Chief Financial Officer
Ayotade Oyinlola	49	Executive Vice President, Chief Human Resources Officer
Colby Synesael	45	Executive Vice President, Communications
Mustafa Tharoo	50	Executive Vice President, Group General Counsel
Directors
Ursula Burns	65	Director
John Ellis Bush	71	Director
Frank Dangeard	66	Director
Bashir El-Rufai	70	Director
Maria Carolina Lacerda	51	Director
Nicholas Land	76	Director
Phuthuma Nhleko	63	Director
Aniko Szigetvari	54	Director

Unless otherwise indicated, the current business addresses for our executive officers and directors is c/o IHS Holding Limited, 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom.

Bryce Fort, a former Non-Executive Director, resigned from the Board of Directors of the Company effective August 9, 2023.

William (Bill) Bates, our former Group Chief Strategy Officer, resigned from the Company effective September 30, 2023.

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

William Saad is one of our co-founders and has served as Executive Vice President and Group Chief Operating Officer of IHS Towers since July 2012 and has 28 years’ experience in the telecommunications industry. Before co-founding the Company, Mr. Saad was the Operations Director at CELIA Motophone, a Nigerian GSM operator, from 1998 to 2001. Before joining CELIA, Mr. Saad served as project manager at Lintel SAL, an international GSM operator, from 1998 to 1999 and prior to that as OMC Network Administrator with Libancell SAL, the first Lebanese GSM operator, from 1995 to 1998. Mr. Saad also serves on the board of several private companies as well as the Lebanese-Nigerian Initiative, a non-profit organization.

Stephen (Steve) Howden has served as Executive Vice President and Chief Financial Officer of IHS Towers since April 2022. Mr. Howden previously served as Senior Vice President and Deputy Chief Financial Officer from June 2019 until March 2022. Since joining the Company in January 2013, Mr. Howden has also served as Group Head of M&A as well as a variety of other senior finance positions. Prior to joining IHS Towers, Mr. Howden was a member of the Ernst & Young M&A department from 2006 to 2013 and in the Corporate Restructuring team at Ernst & Young and Andersen prior to that. Mr. Howden has approximately 18 years of finance and corporate finance experience. Mr. Howden is a qualified Chartered Accountant.

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

Colby Synesael has served as Executive Vice President of Communications of IHS Towers since January 2023. Mr. Synesael served as Senior Vice President of Communications of IHS Towers from when he joined the Company in March 2022 until December 2022.  Mr. Synesael is responsible for IHS Towers’ corporate communications including investor relations and ESG reporting. Since Bill Bates’ resignation, Mr. Synesael has overseen the Company’s commercial and M&A functions in an interim capacity. Prior to joining IHS Towers, Mr. Synesael spent twelve years as a managing director and senior research analyst specializing in the communications infrastructure (towers, data centers, fiber) and telecom services industries at Cowen, an investment bank. Prior to joining Cowen in March 2010, he was a senior research analyst at Kaufman Brothers and before that spent nearly three years at Merriman Curhan Ford. Between 2001 to January 2006 Mr. Synesael worked at Thomas Weisel Partners, focusing as a research associate from 2003 onwards covering communications infrastructure and telecom services.

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

Ursula Burns joined the Board of Directors of IHS Holding Limited as a Non-Executive Independent Director in July 2020. Ms. Burns most recently held the position of Chair and CEO of VEON, Ltd, where she was appointed Chair from June 2017 and then made Chair and CEO from December 2018 to June 2020. Ms. Burns is also a founding partner of Integrum Holdings, a private equity firm. She currently serves as a member of the boards of directors of Endeavor Group Holdings Inc., Uber Technologies Inc., and Teneo Holdings LLC, amongst others, and provides leadership counsel to several community, educational and non-profit organizations. Ms. Burns served as Chair of the President’s Export Council from

2015 to 2016 after holding the position of Vice Chair from 2010 to 2015. In February 2022, Ms. Burns joined the Biden Administration’s U.S. Department of Commerce’s Advisory Council on Supply Chain Competitiveness. Ms. Burns also has 35 years of experience with Xerox, joining the organization as a mechanical engineer before moving into management, where she served in a number of strategic roles across the company, including as CEO from 2009 to 2016 and as Chair from 2010 to 2017.

John Ellis (Jeb) Bush joined the Board of Directors of IHS Holding Limited as a Non-Executive Independent Director in August 2019. Mr. Bush has served as the President of Jeb Bush & Associates LLC since 2007, as the Chairman of Dock Square Capital since 2016, and as Chairman and Co-founder of Finback Investment Partners LLC since 2019. Mr. Bush has served on the boards of directors of InnovAge Holding Corp. and Jackson Acquisition Company since 2021. Mr. Bush has also served as Chairman of the Foundation for Excellence in Education since 2007. Mr. Bush was previously a senior adviser for Barclays and a board member of Tenet Healthcare Corp. Mr. Bush served as Governor of Florida from 1999 to 2007 and as the Florida Secretary of Commerce from 1986 to 1988.

Frank Dangeard joined the Board of Directors of IHS Holding Limited in September 2020 and since July 2023 has served as a Non-Executive Independent Director. Mr. Dangeard was Chairman & CEO of Thomson from September 2004 to February 2008. Prior to that he was Deputy CEO of France Telecom from September 2002 to September 2004, Deputy CEO and Deputy Chairman of Thomson Multimedia from June 1997 to September 2002, and Managing Director of the investment bank SG Warburg & Co. Ltd from October 1988 to June 1997. Mr. Dangeard currently serves as Chairman of the boards of Gen Digital (previously NortonLifelock) and NatWest Markets, the investment banking arm of NatWest Group, and as a non-executive director of the NatWest Group and the Competition and Markets Authority. Mr. Dangeard has previously served on the boards of RPX, Orange, Equant, Wanadoo, Eutelsat, SonaeCom, Arqiva and on the board of Telenor as Deputy Chairman and Acting Chairman. He has been a member of the Advisory Boards of the Harvard Business School and of Ecole des Hautes Etudes Commerciales, and was a founding board member of Bruegel, the European think-tank.

Mallam Bashir Ahmad El-Rufai joined the Board of Directors of IHS Holding Limited in June 2013. Mr. El-Rufai also serves on the boards of a number of our subsidiaries. Prior to joining IHS Nigeria, Mr. El-Rufai served as Training and Development Officer and later Assistant Production Manager at Kano State Oil & Allied Product Limited from 1977 to 1979, before joining Nigerian Cereals Processing Company Ltd as Group Marketing Manager from 1981 to 1983. He served as Chief Commercial Officer for the Northern District of Nigerian External Telecommunications Limited from 1983 to 1985 and held several positions at Nigerian Telecommunications Ltd from 1985 to 1996. Mr. El-Rufai was also co-founder and President of Intercellular Nigeria Limited from 1997 to 2009. Mr. El-Rufai currently serves as Chairman of Intercellular Nigeria and has served as Vice Chairman and Corporate Advisor of Intercellular (Nigeria) Limited in 2009. He also served as an Independent Director of FSDH Merchant Bank Limited. Mr. El-Rufai has also chaired several boards, including Channel Distribution (an ICT company), Systemtech (an IT company), Alpha Aluminium and Northstar Chemicals, among others.

Maria Carolina Lacerda joined the Board of Directors of IHS Holding Limited in October 2021 as a Non-Executive Independent Director. Ms. Lacerda has over 25 years of experience in the financial industry and has held various senior management positions throughout her career, including at UBS Investment Bank, UNIBANCO, Deutsche Bank, Merrill Lynch, Inc. and Bear, Stearns & Company, Inc.  Ms. Lacerda has served as an independent member of the board of directors of BB Seguridade RI since April 2023, of PagBank PagSeguro since January 2023, of China Three Gorges Brasil since June 2022, of Rumo S.A. since May 2021, and of Hypera Pharma since October 2016. Ms. Lacerda previously served as a board member of Vibra Energia (formerly BR Distribuidora) between 2019 and 2022, and between 2012 and 2016 she served as a board member of ANBIMA (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), CNF (Confederação Nacional das Instituições Financeiras) and the Listing Chamber at BM&FBovespa in Brazil.

Nicholas Land joined the Board of Directors of IHS Holding Limited in August 2019 as a Non-Executive Independent Director. Mr. Land has served as the Deputy Chair of Thames Water Utilities Ltd since 2017 and as Chair of The Instant Group Ltd since 2019. Mr. Land has also been a member of the Board of Trustees of the Vodafone Group Foundation since 2008, serving as Chair from 2011. He has also served as an adviser to the Board of Dentons UK EMEA LLP since 2007 and has been Chair of the Private Equity Reporting Group of the British Venture Capital Association since 2012. Mr. Land served on the board of Astro Lighting Holdings Ltd from 2017 to 2022. Mr. Land has also previously served as a non-executive director of Vodafone Group plc, Royal Dutch Shell plc, Alliance Boots GmbH, Ashmore Group plc and Signature Aviation plc. Mr. Land was a Non-Executive Director of the Financial Reporting Council, chairing its Codes and Standards Committee, from 2011 to 2020. Mr. Land is qualified as a UK Chartered Accountant and had a 36-year career with Ernst & Young LLP, retiring as Executive Chairman of the firm in 2006.

Phuthuma Nhleko joined the Board of Directors of IHS Holding Limited in October 2021 as a Non-Executive Independent Director. Mr. Nhleko previously served as Chief Executive of MTN Group from 2002 to 2011 and continued to serve as Non-

Executive Director and Chair of the MTN Group board from 2013 to 2019. Mr. Nhleko is currently Chairman of the Phembani Group (PTY) Ltd, a position he has held since 2011. He also currently serves as Chairman of Tullow Oil Plc and of the Johannesburg Stock Exchange, or the JSE. Mr. Nhleko also serves as a director of Engen, TBWA South Africa, and Phembani Remgro Infrastructure Fund Managers. Previously, he served on the boards of BP plc from 2011 to 2016 and Anglo American from 2011 to 2015. In addition, during his tenure as MTN Group CEO, Mr. Nhleko was a non-executive director at the GSM Association, the global trade association for mobile phone operators. Prior to joining MTN Group, Mr. Nhleko served as a director of Nedbank Group Limited and Old Mutual Life (SA).

Aniko Szigetvari served on the Board of Directors of IHS Holding Limited from July 2014 to February 2021 and rejoined the Board of Directors in October 2021 as a Non-Executive Independent Director. Ms. Szigetvari is the founding partner of Atlantica Ventures, an African impact focused venture capital fund investing in early-stage startups building technology and technology-enabled businesses. She serves as board committee chair and advisory board member of various investee companies, including Sendmarc Inc., where she has served on the board as a non-executive director since January 2023 and as Chair since November 2023. Prior to Atlantica Ventures, Ms. Szigetvari had 20 years’ experience with the International Finance Corporation, or IFC, beginning in 1998, where she focused on emerging markets principal investing and financing, primarily in the telecommunication, media, and technology, or TMT, sectors. For eight years she managed IFC’s TMT business, first as the Head of the Africa and Latin America TMT businesses, then including four years as Global Head of the TMT group from 2015 to 2019, leading investment and portfolio activities across all emerging markets. Prior to joining IFC, Ms. Szigetvari held roles at DHL, Kraft Foods and McKinsey & Company.

Appointment Rights

Pursuant to our shareholders’ agreement with certain of our shareholders, certain of our shareholders were given rights to  designate directors for nomination by our board of directors from time to time, based on a minimum shareholding level. Currently, Oranje-Nassau Développement S.C.A. FIAR (“Wendel”) maintains the minimum beneficial ownership requirement to make such a designation for nomination under the shareholders’ agreement, and our current board member, Frank Dangeard, was initially appointed to our board pursuant to such designation right by Wendel.

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for the year ended December 31, 2023, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our board.

Executive Officer and Director Compensation

The compensation for each of our executive officers is comprised of the following elements: base salary, bonus, and contractual benefits such as pension, allowances and, where legally obligated, end of service contributions. Total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2023 was $18,508,467. We do not currently maintain any deferred compensation, bonus or profit-sharing plan for the benefit of our executive officers; however, our executive officers are eligible to receive annual bonuses pursuant to the terms of their service agreements, and our executive officers received rights under the 2021 Omnibus Incentive Plan (as defined below) of up to 1,789,369 ordinary shares during the year ended December 31, 2023.

In the year ended December 31, 2023, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our executive officers and members of our board.

Share Incentive Plans

Non-Employee Director Grants

In connection with our IPO, certain non-employee directors received restricted stock unit grants over a total of 259,784 ordinary shares, of which 222,672 ordinary shares have been issued and rights over 37,112 ordinary shares remained subject to vesting as of December 31, 2023.

Long Term Incentive Plan

Prior to the consummation of our IPO and adoption of the 2021 Omnibus Incentive Plan, we established a Long Term Incentive Plan, or LTIP, pursuant to which we granted options to purchase ordinary shares of IHS Holding Limited, to our executive officers, directors and other employees. The LTIP was administered by our board of directors or a committee of our board of directors. The plan administrator selected the individuals who would receive awards under the plan, as well as the amount of the award to be granted to each individual, in each case consistent with the terms of the LTIP.

As of December 31, 2023, conditional rights had vested over 21,765,849 ordinary shares. As of December 31, 2023, there were no remaining subsisting conditional rights under the LTIP.

2021 Omnibus Incentive Plan

We adopted the IHS Holding Limited 2021 Omnibus Incentive Plan, or the 2021 Omnibus Incentive Plan, on September 30, 2021, and it became effective upon the approval of our shareholders on October 4, 2021, or the Effective Date. If not previously terminated by the Board, the 2021 Omnibus Incentive Plan will terminate on the close of business on the ten-year anniversary of the Effective Date. Under the 2021 Omnibus Incentive Plan, subject to adjustments for certain changes in our capital structure (described below under “Adjustments”), a maximum of 22,120,000 of our ordinary shares may be issued to our eligible employees, consultants, and non-employee directors and of our affiliates. Only our employees or employees of our affiliates are eligible to receive incentive stock options. All shares reserved for issuance under the 2021 Omnibus Incentive Plan may be used for incentive stock options. As of December 31, 2023, there are subsisting conditional rights under the 2021 Omnibus Incentive Plan over up to 5,974,602 ordinary shares.

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

C. Board Practices

Board Composition

Our board of directors is composed of 9 members. Sam Darwish serves as the Chairman of our board of directors and John Ellis Bush serves as Lead Independent Director. Our Articles provide that directors are divided into three classes designated as Class I, Class II and Class III, respectively, and directors will generally be elected to serve staggered three year terms.

●	Frank Dangeard and Phuthuma Nhleko serve as Class I Directors whose current term of office shall expire at the third annual general meeting of the Company in 2024.
●	John Ellis Bush, Bashir El-Rufai and Nicholas Land serve as Class II Directors whose current term of office shall expire at the fourth annual general meeting of the Company in 2025.
●	Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari serve as Class III Directors whose current term of office shall expire at the fifth annual general meeting of the Company in 2026.

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

Our board of directors has determined that eight Directors qualify as “independent” under the NYSE listing standards: John Ellis Bush, Ursula Burns, Frank Dangeard, Bashir El-Rufai, Nicholas Land, Maria Carolina Lacerda, Aniko Szigetvari and Phuthuma Nhleko.

In January 2024, we entered into a settlement agreement with Wendel and agreed to certain changes to the Articles to be proposed for shareholders’ approval at the Company’s annual general meeting for fiscal year 2024 including, among other things, a proposed declassification of our Board in two phases, with periods extending through annual general meetings for fiscal years 2024 and 2025.  If the proposal is approved by shareholders, following the annual general meeting for fiscal year 2025, all directors will be elected on an annual basis.

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

Audit Committee

The audit committee consists of Nicholas Land, Ursula Burns and Aniko Szigetvari. Nicholas Land serves as Chair of the committee. The audit committee consists exclusively of independent Directors who are financially literate, and Nicholas Land is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Nicholas Land, Ursula Burns and Aniko Szigetvari each satisfy the “independence” requirements set forth in Rule 10A 3 under the Exchange Act. The audit committee is governed by a charter that complies with NYSE listing standards.

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

Remuneration Committee

The remuneration committee consists of Aniko Szigetvari, John Ellis Bush and Frank Dangeard. Aniko Szigetvari serves as Chair of the committee.

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

Risk Management

Our board of directors is responsible for the establishment and oversight of our risk management framework. The audit committee is responsible for discussing our policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which our exposure to risk is handled. The audit committee oversees how our management monitors compliance with our risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks we face. The audit committee also oversees management of all risks, including with respect to financial reporting, accounting, and audit matters, as well as cybersecurity and data privacy matters. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks.

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

D. Employees

As of December 31, 2023, we had 2,988 employees.

The table below sets out the number of employees, by geography, as of December 31, 2023:

As of
Geography	December 31, 2023
Nigeria	1,384
Côte d’Ivoire	172
Cameroon	145
Zambia	136
Rwanda	79
Kuwait	48
Latin America	515
South Africa	127
Egypt	11
Other	371
Total	2,988

The table below sets out the number of employees, by category, as of December 31, 2023:

As of
Department	December 31, 2023
Finance	368
Technical	1,623
Information Technology	176
Commercial	107
Legal	114
Human resources	182
Executive	41
Other	377
Total	2,988

As of December 31, 2023, we had engaged third-party contractors from over 2,719 suppliers, who performed various functions including in connection with site acquisition, construction, supply of equipment and spare parts, access management, security and preventative and corrective maintenance of sites, as well as power management, including the supply of diesel, for certain of our sites.

In Cameroon, we have 55 unionized employees, representing approximately 38% of our staff, while in Côte d’Ivoire, we have 51 unionized employees, who represent approximately 30% of employees. In both countries we are subject to a National Collective Agreement of Trade, however this is issued at a country level and is not specific to us as a company. In addition, in Brazil (Latin America), all employees are represented by a union and covered by the same Collective Agreement, as determined by local legislation.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of February 15, 2024 by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
●	each of our executive officers and directors; and
●	all of our executive officers and directors as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 15, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Ordinary shares that a person has the right to acquire within 60 days of February 15, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o IHS Holding Limited, 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of beneficial owner	Number	%
5% or Greater Shareholders
Mobile Telephone Networks (Netherlands) B.V.(1)	85,176,719	25.6%
Entities affiliated with Wendel(2)	62,975,396	18.9%
Korea Investment Corporation(3)	21,666,802	6.5%
Warrington Investment Pte Ltd(4)	18,055,054	5.4%
Executive Officers and Directors
Sam Darwish	12,787,788	3.8%
Mohamad Darwish	1,780,759	*
William Saad	3,504,767	1.1%
William Bates	19,984	*
Steve Howden	174,426	*
Ayotade Oyinlola	154,029	*
Colby Synesael	162,987	*
Mustafa Tharoo	484,003	*
Ursula Burns	37,112	*
John Ellis Bush	18,556	*
Frank Dangeard	-	*
Bashir El-Rufai(5)	1,075,238	*
Bryce Fort	-	*
Maria Carolina Lacerda	27,834	*
Nicholas Land	37,112	*
Phuthuma Nhleko	27,834	*
Aniko Szigetvari	27,834	*
All executive officers and board members as a group (17 persons)	20,320,263	6.1%

*	Indicates beneficial ownership of less than 1% of the total issued and outstanding ordinary shares.
(1)	Based solely on a Schedule 13G filed with the SEC on February 14, 2022, MTN Group Limited, Mobile Telephone Networks Holdings Limited, MTN International (Pty) Limited, MTN International (Mauritius) Limited, MTN (Dubai) Limited, Mobile Telephone Networks (Netherlands) Cooperatieve U.A., and Mobile Telephone Networks (Netherlands) B.V. may be deemed to beneficially own and have shared voting power and shared dispositive power over 85,176,719 ordinary shares. Mobile Telephone Networks (Netherlands) B.V. is ultimately a wholly owned subsidiary of MTN Group Limited, the parent company of each of the reporting persons named in this footnote. The address for MTN Group Limited, Mobile Telephone Networks Holdings Limited and MTN International (Pty) Limited is 216 14th Avenue, Fairland, Johannesburg, South Africa 2195. The address for MTN International (Mauritius) Limited is c/o Rogers Capital Corporate Services Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. The address for MTN (Dubai) Limited is Unit OT 08-30, OT 08-31, OT 08-32 , OT 08-33 , OT 08-34 , OT 08-35, Level 8, Central Park Offices, Dubai International Financial Centre, P O Box 506735, Dubai, United Arab Emirates. The address for Mobile Telephone Networks (Netherlands) Coöperatieve U.A. and Mobile Telephone Networks (Netherlands) B.V. is Westerdoksdijk 423, 1013 BX Amsterdam, The Netherlands.
(2)	Based solely on a Schedule 13G/A filed with the SEC on February 13, 2023, and information known to the Company (a) Wendel SE may be deemed to beneficially own and has shared voting and dispositive power over 62,975,396 ordinary shares, and (b) Oranje-Nassau Développement S.C.A. FIAR, or OND, may be deemed to beneficially own and has shared voting and dispositive power over 62,975,396 ordinary shares. OND is managed by its general partner Wendel Luxembourg SA ( the “General Partner”). A majority vote of directors is required for any action by the General Partner, and no single director has a veto right. Each of the General Partner and its boards of directors disclaims beneficial ownership of the shares of the Company held by OND. The address for OND is 5, rue Pierre d’Aspelt L1142 Luxembourg. The address for Wendel SE is 89, rue Taitbout, Paris, France, 75009.
(3)	Based solely on a Schedule 13G filed with the SEC on February 15, 2022, Korea Investment Corporation may be deemed to beneficially own and has sole voting power and dispositive power over 21,666,802 ordinary shares. Korea Investment Corporation is a statutory juridical corporation established under the Korea Investment Corporation Act of the Republic of Korea. The address for Korea Investment Corporation is 17F-18F State Tower Namsan, 100 Toegye-ro, Jung-gu, Seoul, 04631, South Korea.

(4)	Based solely on a Schedule 13G filed with the SEC on February 15, 2022, each of GIC Private Limited (“GIC PL”), GIC Special Investments Private Limited (“GIC SI”) and Warrington Investment Pte Ltd. (“Warrington”) may be deemed to beneficially own and have shared voting and dispositive power over 18,055,054 ordinary shares. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL. GIC PL is wholly owned by the Government of Singapore (“GoS”) and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares. The address for each of GIC PL, GIC SI and Warrington is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.
(5)	Includes 1,047,404 ordinary shares owned by African Tower Investment Limited over which Mr. El-Rufai has beneficial ownership. The address for Mr. El-Rufai is c/o IHS GCC Limited, Unit 802, Level 8, The Exchange, Dubai International Financial Centre, P.O. Box 506528, Dubai, United Arab Emirates.

As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. To our knowledge, as of February 29, 2024, we had 130,671,663 ordinary shares held by eight US resident shareholders of record.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021.

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

B. Related Party Transactions

The following is a description of related party transactions since January 1, 2023.

Shareholders’ Agreement

In connection with our IPO, we and certain of our shareholders entered into a shareholders’ agreement, or the Shareholders’ Agreement. The Shareholders’ Agreement provides certain rights to our shareholders party to it, including rights to designate directors for nomination by our board of directors, request matters to be added to the agenda for shareholder meetings and approval rights with respect to certain proposed actions of the Company. The Shareholders’ Agreement also set out certain restrictions on our shareholders’ ability to sell or otherwise transfer their respective shares, although as of December 31, 2023, no lock-up restrictions remain under our Shareholders’ Agreement, as described below.

Shareholder Lock-Up

Our shareholders party to the Shareholders’ Agreement and any Locked-up Transferees, which we collectively refer to as the Locked-up Shareholders, were prohibited from selling any shares owned directly or indirectly by them immediately prior to our IPO, or the Subject Shares, for a period of up to 30 months after October 13, 2021, ending on April 13, 2024,  or the Lock-up Period, other than as described below and subject to a number of exceptions set out in the Shareholders’ Agreement.

The Subject Shares that remained locked-up became sellable in the following tranches:

(a)	during the period commencing on October 14, 2023 and April 13, 2024, an additional 20% of the Post Greenshoe Shares, or the Block D Shares, will be Unblocked, and each Locked-up Shareholder may sell its pro rata share (as calculated in accordance with the Shareholders’ Agreement) of the Block D Shares (as well as the Block A Shares, the Block B Shares and the Block C Shares) without restriction under the Shareholders’ Agreement subject to compliance with securities law; and

(b)	any time after the expiry of the Lock-up Period, any remaining Subject Shares may be sold without restriction under the Shareholders’ Agreement subject to compliance with securities law.

Any Subject Shares held by a Locked-up Shareholder holding Subject Shares representing less than 2% of our total issued shares were also able to be sold without restriction under the Shareholders’ Agreement subject to compliance with securities law at any time as of October 14, 2023.

The Shareholders’ Agreement also contained provisions that permitted a sub-committee of our board of directors to waive or shorten the restrictions described above. Our board exercised its right to move forward the release of the final blocks of locked-up shares from April 2024 to October 2023, and as of December 31, 2023, no lock-up restrictions remain under our Shareholders’ Agreement.

Management Shareholders

As of December 31, 2023, Management Shareholders have received 19,303,113 ordinary shares pursuant to the terms of the LTIP, as further described in Item 6.B. “Director, Senior Management and Employees—Compensation — Share Incentive Plans — Long Term Incentive Plan.”

Director Designation

Our shareholders party to the Shareholders’ Agreement (and any person who received Subject Shares transferred in compliance with the Shareholders’ Agreement and was thereafter required to comply with the sell-down arrangements contained in the Shareholders’ Agreement) are collectively referred to as the Locked-up Shareholders. For so long as the Locked-up Shareholders beneficially own, directly or indirectly, in aggregate, at least 20% of our issued shares, our Board will consist of a minimum of five and a maximum of 15 directors. Additionally, each of ECP and Wendel is entitled to designate one director for nomination by our board of directors for so long as it beneficially owns, directly or indirectly, at least 10% of our issued shares.

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

As used in this section:

“Management Shareholders” refers to certain members of management.

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

Relationship with MTN Group

One of our shareholders, MTN Group, is a related party of the MTN Customers. We have entered into MLAs separately with each of the MTN Customers in our relevant countries of operation, that expire in December 2024 and 2029 in Nigeria, March 2033 in Cameroon, April 2033 in Côte d’Ivoire, March 2024 in Zambia, April 2024 in Rwanda and April 2032 in South Africa. In addition to the MLAs, we also enter into SLAs from time to time with the MTN Customers. The MTN Customers accounted for 46%, 3%, 3%, 1%, 1% and 6% of our revenue for the year ended December 31, 2023.

Teneo Strategy LLC

During the year ended December 31, 2023, we entered into an arm’s length agreement for the provision of consulting services from Teneo Strategy LLC (“Teneo Strategy”).  Ms Ursula Burns, a Non-Executive Director, is the Chairwoman of the Board of Teneo Worldwide, LLC.  The total fees paid to Teneo Strategy for the year ended December 31, 2023 were $750,000.

Sublease of Office Space

During the year ended December 31, 2023, we entered into an agreement to sub-lease office space from a subsidiary company of Wendel Group. Under the sub-lease agreement, we paid rent and utilities amounting to $366,896.

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

We did not propose or pay dividends in the year ended December 31, 2023.

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

B. Memorandum and Articles of Association

A copy of our amended and restated memorandum and articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.7 to this Annual Report and is incorporated by reference into this Annual Report.

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
●	Amendment Letter dated September 14, 2022, between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated June 2, 2021 (incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-40876) furnished to the SEC on November 15, 2022 (second Form 6-K)).
●	Amendment and Restatement Agreement dated November 6, 2023 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated June 2, 2021 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-40876) furnished to the SEC on November 14, 2023 (second Form 6-K)).
●	Bridge Facility Agreement, dated August 10, 2021, among IHS Holding Limited, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank, as mandated lead arrangers, Standard Chartered Bank, as facility agent, and the financial institutions listed therein as the original lenders (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F 1 (File No. 333-259593) filed with the SEC on September 16, 2021).
●	Amendment Letter to Bridge Facility Agreement, dated September 29, 2021, among IHS Holding Limited, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank, as mandated lead arrangers, Standard Chartered Bank, as facility agent, and the financial institutions listed therein as the original lenders (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Company’s Registration Statement on Form F 1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	Extension Request Notice and Amendment Letter, dated May 26, 2022, to Bridge Facility Agreement dated 10 August 2021 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-40876) furnished to the SEC on August 16, 2022 (second Form 6-K).
●	Amendment and Restatement Credit Agreement, dated September 29, 2021, among IHS Netherlands Holdco B.V. as holdco and guarantor, and, IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors, each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Absa Bank Limited (acting through its Corporate and Investment Banking division), Citibank, N.A., London Branch, Goldman Sachs Bank USA, J.P. Morgan Securities plc, FirstRand Bank Limited (London Branch) (acting through its Merchant Bank division) and Standard Chartered Bank, as mandated lead arrangers, Ecobank Nigeria Limited as agent and the financial institutions listed therein as the original lenders (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s Registration Statement on Form F 1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	Waiver Letter, dated September 6, 2022, between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Amendment and Restated Credit Agreement dated September 29, 2021 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-40876) furnished to the SEC on November 15, 2022 (second Form 6-K).
●	Term Loan Facility Agreement, dated October 28, 2022, among IHS Holding Limited, as borrower, Absa Bank Limited (acting through its Corporate and Investment Banking division), Citibank N.A. London Branch, FirstRand Bank Limited (London Bank) acting through its Rand Merchant Bank division, and Standard Chartered Bank, as bookrunner initial mandated lead arrangers, Citibank Europe plc, UK Branch, as facility agent, and the financial institutions listed therein as the original lenders (incorporated by reference to Exhibit 99.4 to Form 6-K (File No. 001-40876) furnished to the SEC on November 15, 2022 (second Form 6-K).
●	Amendment Letter dated October 2, 2023 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated October 28, 2022 (incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-40876) furnished to the SEC on November 14, 2023 (second Form 6-K)).

●	Amendment Letter dated February 5, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated October 28, 2022 (filed as Exhibit 4.12 to this Annual Report on Form 20-F).
●	Term Loan Facility Agreement, dated January 3, 2023 among IHS Netherlands Holdco B.V. as holdco and guarantor, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Access Bank Plc, Ecobank Nigeria Limited, Rand Merchant Bank Nigeria Limited and United Bank for Africa Plc as mandated lead arrangers, Ecobank Nigeria Limited as facility agent, and the financial institutions listed therein as the lenders (incorporated by reference to Exhibit 4.8 to Form 20-F (File No. 001-40876) filed with the SEC on March 28, 2023).
●	Amendment Letter dated February 15, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023 (filed as Exhibit 4.13 to this Annual Report on Form 20-F).
●	Revolving Credit Agreement, dated January 3, 2023 among IHS Netherlands Holdco B.V. as holdco and guarantor, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Access Bank Plc, Ecobank Nigeria Limited, Rand Merchant Bank Nigeria Limited and United Bank for Africa Plc as mandated lead arrangers, Ecobank Nigeria Limited as facility agent, and the financial institutions listed therein as the lenders (incorporated by reference to Exhibit 4.9 to Form 20-F (File No. 001-40876) filed with the SEC on March 28, 2023).
●	Amendment Letter dated February 15, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023 (filed as Exhibit 4.14 to this Annual Report on Form 20-F).
●	Term Loan Facility Agreement, dated March 8, 2024, between, among others, IHS Holding Limited as borrower, Standard Chartered Bank as arranger, and Standard Chartered Bank (Singapore) Limited as the original lender (filed as Exhibit 4.15 to this Annual Report on Form 20-F).
●	Supplemental Indenture, dated as of June 17, 2021, among IHS Netherlands Holdco B.V., as issuer, IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., INT Towers Limited, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Company’s Registration Statement on Form F 1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	Indenture, dated as of November 29, 2021, among IHS Holding Limited., as issuer, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, INT Towers Limited, Nigeria Tower Interco B.V., as guarantors, Lucid Trustee Services Limited, as Trustee, and Citibank N.A. London Branch, as Principal Paying Agent, Transfer Agent and Registrar (incorporated by reference to Exhibit 2.6 to the Company’s Annual Report on Form 20-F/A (File No. 001-40876) filed with the SEC on August 16, 2022).

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

The Company

It is the intention of the directors to conduct the affairs of the Company so that the central management and control of the Company is exercised in the United Kingdom. As a result, the Company is expected to be treated as resident in the United Kingdom for UK tax purposes. Accordingly we expect to be subject to UK taxation on our worldwide income and gains, except where an exemption or relief applies.

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

All dividends received by a UK resident individual holder of ordinary shares from the Company or from other sources will form part of such holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £1,000 (tax year 2023/24, expected to reduce to £500 from April 6, 2024) of taxable dividend income received by the holder of ordinary shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the nil rate band, any excess amount will be taxed at 8.75%. (tax year 2023/24) to the extent that the excess amount falls within the basic rate tax band, 33.75%. (tax year 2023/24) to the extent that the excess amount falls within the higher rate tax band and 39.35%. (tax year 2023/24) to the extent that the excess amount falls within the additional rate tax band.

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

The applicable tax rates for UK resident individual holders of ordinary shares realizing a gain on the disposal of ordinary shares is, broadly, 10% for basic rate taxpayers (tax year 2023/24) and 20% for higher and additional rate taxpayers (tax year 2023/24).

For UK resident corporate holders of ordinary shares, corporation tax is generally charged on chargeable gains at the rate applicable to the relevant corporate holder. The main rate of UK corporation tax is currently 25.

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

UK Stamp Duty and UK Stamp Duty Reserve Tax

The statements below are intended as a general guide to the current position relating to UK Stamp Duty and UK Stamp Duty Reserve Tax and apply to any holders of our ordinary shares irrespective of their place of tax residence.

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

If ordinary shares were to be registered in a register maintained in the United Kingdom by or on behalf of us or paired with any shares issued by a UK incorporated company then the ordinary shares would be treated as chargeable securities for SDRT purposes and subject to certain exemptions,  where such ordinary shares are transferred or issued to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or issuing depositary receipts (but not including CREST), SDRT may be payable at a rate of 1.5% of the amount or value of the consideration payable for or, in certain circumstances, the market value of the ordinary shares. Were such a liability for SDRT to arise, it would  strictly be accountable by the clearance service or depositary receipt system, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation and as a result of the material weakness in our internal control over financial reporting described below, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level.

In light of this fact, our management has performed additional analyses, reconciliations, and other post-closing procedures and has concluded that, notwithstanding the material weakness in our internal control over financial reporting, the consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F fairly state, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s Annual Report on Internal Control over Financial Reporting

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

In conducting its evaluation of the effectiveness of our internal control over financial reporting, our management, including our principal executive officer and principal financial officer, used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013.

Based upon that evaluation and as a result of the material weakness described below, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2023, our internal control over financial reporting was not effective.

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

In connection with the audits of our historical consolidated financial statements, we identified a material weakness in internal control over financial reporting as of December 31, 2023. This material weakness, which is set out below, was previously reported in our annual report on Form 20-F for the year ended December 31, 2022:

●	Lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions, particularly in the areas of foreign exchange, business combinations and other complex, judgmental areas, such as goodwill impairment assessment.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, as stated in their report which appears herein under Item 18. “Financial Statements.

Management’s Remediation Activities

Through remediation work undertaken in the year ended December 31, 2023 and testing of design and operating effectiveness of controls, we have concluded that the following previously identified material weaknesses have been remediated as of December 31, 2023:

●	Lack of an adequate process and procedures surrounding the accounting for the acquisition of property, plant and equipment and utilization of advance payments made to contractors for the provision and construction of property, plant and equipment impacting the timely recognition of assets and commencement of depreciation.
●	Lack of appropriate internal communication, documentation of the facts, circumstances and judgements taken by management, resulting in the incomplete recording of transactions related to the recognition and settlement of revenues and receivables where the amounts concerned were subject to dispute or deferred invoicing.

We designed and implemented measures to improve our internal control over financial reporting through the following remediation activities made by management related to the material weaknesses described above, that were previously identified and which have been remediated as of December 31, 2023:

●	Implemented enhanced review and communication procedures of timely and complete capitalization of assets, including consideration of advance payments and capital work-in-progress.
●	Implemented enhanced reconciliation and review procedures of the fixed asset register, including the completeness and accuracy of replacement items capitalization.
●	Implemented enhanced review procedures of the facts, circumstances and judgements taken by management related to the recognition of revenues and receivables, including enhanced documentation of estimates and the related calculations as well as inputs.
●	Implemented enhanced review and communication procedures of current disputes with customers, including enhanced documentation of disputed amounts.

During the fiscal year ended December 31, 2023, management completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of December 31, 2023, these controls were appropriately designed and operated effectively for a sufficient period of time to conclude the material weaknesses have been remediated.

We continue to take steps to remediate the remaining material weakness and have hired additional qualified accounting and financial reporting personnel and engaged external temporary resources as needed. In addition, we monitored the operation of controls to prevent the future occurrence of similar issues. We have modified and implemented policies and procedures centrally to develop effective internal control through a shared service center along with improvements to controls across the finance function.

While we believe these efforts can remediate the remaining material weakness, this material weakness cannot be considered fully remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, as stated in their report which appears herein under Item 18. “Financial Statements”.

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

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board has determined that Nicholas Land, Ursula Burns and Aniko Szigetvari each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Nicholas Land is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Conduct and Business Principles, which covers a broad range of matters including the handling of conflicts of interest, record-keeping, whistle-blowing, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Conduct and Business Principles applies to all of our executive officers, directors and employees, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct and Business Principles is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of IHS Holding Limited at December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, appearing in this Annual Report have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm.

The table below sets out the total amount billed to us by PricewaterhouseCoopers LLP for services performed in the years ended December 31, 2023 and 2022, and breaks down these amounts by category of service:

	2023	2022
	$’000	$’000
Audit Fees	11,498	6,672
Audit Related Fees	1,236	1,157
All Other Fees	123	444
Total	12,857	8,273

Audit Fees

Audit fees for the years ended December 31, 2023 and 2022 related to the audit of our consolidated and subsidiary financial statements and other audit services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees for the years ended December 31, 2023 and 2022 related to interim review services provided in connection with statutory and regulatory filings or engagements.

All Other Fees

All other fees in the years ended December 31, 2023 and 2022 related to services in connection with non-audit compliance and review work.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In August 2023, the Board authorized a stock repurchase program for up to $50.0 million of the Company’s ordinary shares, effective as of August 15, 2023 through August 15, 2025, subject to market conditions, contractual restrictions, regulatory requirements and other factors.

Repurchases under the program may be made in the open market from time to time, in privately negotiated transactions, through accelerated repurchase agreements or otherwise, with the amount and timing of repurchases depending on and subject to market conditions, alternative uses of capital, corporate needs, applicable regulatory requirements and other factors, at management’s discretion. Open market repurchases are structured to occur within the pricing and volume requirements of Rule 10b-18. The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of its shares under this authorization.

This stock repurchase program does not obligate the Company to repurchase any set dollar amount or number of ordinary shares and may be extended, modified, suspended or terminated at any time without prior notice at the Company’s discretion.

The table below summarizes the repurchases we made in the periods indicated.

Month (2023)	Total number of ordinary shares purchased ('000)	Average price paid per ordinary share* ($)	Total number of ordinary shares purchased as part of publicly announced plans or programs** ('000)	Maximum approximate Dollar value of ordinary shares that may yet be purchased under share repurchase program ($'000)
August 1-31	-	-	-	50,000
September 1-30	948	5.04	948	45,221
October 1-31	931	5.61	931	40,000
November 1-30	-	-	-	40,000
December 1-31	-	-	-	40,000
Total	1,879	5.32	1,879	40,000

* Excludes broker fees.

** As described above, in August 2023, the Board authorized a stock repurchase program for up to $50.0 million of the Company’s ordinary shares, effective as of August 15, 2023 through August 15, 2025, subject to market conditions, contractual restrictions, regulatory requirements and other factors.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
●	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
●	cybersecurity awareness training of our employees, incident response personnel, and senior management;
●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
●	a third-party risk management process for service providers, suppliers, and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee oversight of cybersecurity and other information technology risks. The audit committee oversees management’s implementation of our cybersecurity risk management program.

The audit committee receives regular reports from management on our cybersecurity risks. In addition, management updates the audit committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The audit committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our Group Head of cybersecurity, internal security staff or external experts as part of the Board’s continuing education on topics that impact public companies.

Our information technology function (including our cybersecurity team) are overseen by our management team, and our Group Head of cybersecurity reports directly to a member of our management team. Our management team is therefore responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervise both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our Group Head of cybersecurity is a subject matter expert on information security, privacy and IT strategy and management with over 25 years of relevant experience across multiple industries. Our Chief Information Officer also has over 25 years’ of experience in IT, including in cybersecurity, across multiple industries.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant	20-F	001-40876	1.1	03/28/2023
2.1	Specimen Ordinary Share Certificate of the Registrant	F-1/A	333-259593	4.1	10/4/2021

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
2.2	Registration Rights Agreement by and between IHS Holding Limited and certain security holders of IHS Holding Limited	20-F/A	001-40876	2.2	08/16/2022
2.3	Shareholders’ Agreement by and between IHS Holding Limited and certain security holders of IHS Holding Limited	20-F/A	001-40876	2.3	08/16/2022
2.4	Indenture, dated as of September 18, 2019, among IHS Netherlands Holdco B.V., as issuer, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., INT Towers Limited, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar	F-1/A	333-259593	4.4	10/4/2021
2.5	Supplemental Indenture, dated as of June 17, 2021, among IHS Netherlands Holdco B.V., as issuer IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., INT Towers Limited, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar.	F-1/A	333-259593	4.5	10/4/2021
2.6	Indenture, dated as of November 29, 2021, among IHS Holding Limited., as issuer, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, INT Towers Limited, Nigeria Tower Interco B.V., as guarantors, Lucid Trustee Services Limited, as Trustee, and Citibank N.A. London Branch, as Principal Paying Agent, Transfer Agent and Registrar	20-F/A	001-40876	2.6	08/16/2022
2.7	Description of Securities	20-F	001-40876	2.7	03/28/2023
4.1†	Long Term Incentive Plan	F-1/A	333-259593	10.1	10/4/2021
4.2†	2021 Omnibus Incentive Plan	F-1/A	333-259593	10.2	10/4/2021
4.3†	Form of Non-Employee Director Restricted Stock Unit Award Agreement	S-8	333-260317	99.3	10/18/2021
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

		20-F	001-40876	4.8	03/28/2023
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

		20-F	001-40876	4.9	03/28/2023
4.10	Amendment Letter dated October 2, 2023 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated October 28, 2022 among IHS Holding Limited, Citibank Europe PLC, UK Branch, as facility agent and the financial institutions listed therein as bookrunner initial mandated lead arrangers and original lenders	6-K	001-40876	99.3	11/14/2023

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.11	Amendment and Restatement Agreement dated November 6, 2023 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated June 2, 2021 among IHS Holding Limited, as borrower, Citibank Europe PLC, UK Branch, as facility agent, and the financial institutions listed therein as mandated lead arrangers and original lenders	6-K	001-40876	99.2	11/14/2023
4.12

Amendment Letter dated February 5, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated October 28, 2022 among IHS Holding Limited, as borrower, Citibank Europe PLC, UK Branch, as facility agent and the financial institutions listed therein as bookrunner initial mandated lead arrangers and original lenders

*
4.13

Amendment Letter dated February 15, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023 between, amongst others, IHS Netherlands Holdco B.V, as holdco, each of IHS (Nigeria) Limited, IHS Towers NG Limited and INT Towers Limited, as borrowers, Ecobank Nigeria Limited, as facility agent, and each of the financial institutions named therein as mandated lead arrangers and original lenders.

*
4.14

Amendment Letter dated February 15, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023 among IHS Netherlands Holdco B.V, as holdco, each of IHS (Nigeria) Limited, IHS Towers NG Limited and INT Towers Limited, as borrowers, Ecobank Nigeria Limited, as facility agent and the financial institutions listed therein as mandated lead arrangers and original lenders.

*
4.15

Term Loan Facility Agreement, dated March 8, 2024, between, among others, IHS Holding Limited as borrower, Standard Chartered Bank as arranger, and Standard Chartered Bank (Singapore) Limited as the original lender.

*
8.1	List of Subsidiaries.					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.					*
97.1	IHS Group Policy for Recovery of Erroneously Awarded Compensation					*
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.

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

Date: March 12, 2024

By:	/s/ Sam Darwish
Name:	Sam Darwish
Title:	Chief Executive Officer

By:	/s/ Steve Howden
Name:	Steve Howden
Title:	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IHS Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of IHS Holding Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of loss and other comprehensive income/(loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to a lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

Revenue Recognition - Estimates of Amounts Recoverable and Unbilled

As described in notes 2.5, 2.16.4, 3.4, 6 and 19 to the consolidated financial statements, revenue is derived from fees paid by customers for services from the colocation business and its ancillary managed services. Total revenues for the year ended December 31, 2023 were $2.1 billion and accrued revenue as of December 31, 2023 amounted to $84.9 million. Initial recognition of revenue is estimated based on an assessment of the recoverability of revenue taking into account the Company’s contractual rights to consideration, its exposure to each customer’s credit risk and management’s practice of managing credit risk exposure through the occasional negotiation of price concessions with customers. Only amounts expected to be recovered at the point of initial recognition are recognized in revenue, and the remainder is considered variable consideration contingent upon the receipt of funds from the customer. The assessment of amounts expected to be recovered is closely aligned with the assumed credit risk of the customer, determined as part of the assessment of expected credit losses made in accordance with the Company’s IFRS 9 expected credit loss policy. Under this policy, management assesses the credit risk of the customer to evaluate the customer’s capacity to meet its contractual cash flow obligations. Management also estimates revenue for services provided where billing is not yet completed, including in respect of 1) tower sites coming into service, or changes in customer implemented technologies since the most recent invoicing cycle, and 2) services subject to ongoing negotiation regarding price or other contract interpretation disputes with customers, based primarily on historical experience. Management recognizes revenue upon the satisfaction of performance obligations on the basis of the expected outcome of such disputed matters.

The principal considerations for our determination that performing procedures relating to revenue recognition - estimates of amounts recoverable and unbilled is a critical audit matter are the significant judgment and estimation required by management in determining (i) the recoverability of revenue and the related estimate of variable consideration; and (ii) the expected outcome of negotiations with customers regarding unbilled and disputed matters. This in turn led to a high degree of subjectivity, judgment and effort in performing procedures and evaluating management’s assessment of (i) the amounts expected to be recovered, including significant assumptions related to the credit risk of the customer; and (ii) the expected outcome of negotiations with customers.

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

Goodwill Impairment

As described in notes 2.13, 2.14, 15 and 15.1 to the consolidated financial statements, goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The Company’s goodwill balance as of December 31, 2023 was $619.3 million. To undertake the goodwill impairment review, the carrying value of the cash generating unit (CGU) or group of CGUs containing goodwill is compared to the recoverable amount, which is the higher of its value in use and its fair value less costs of disposal. An impairment loss is recognized for the amount by which the carrying value exceeds the recoverable amount.  The recoverable amount of each CGU, or group of CGUs, except for the IHS Latam Tower businesses group of CGUs and the I-Systems CGU, was determined based on their value in use. The recoverable amount of the IHS Latam Tower businesses group of CGUs and the I-Systems CGU was determined based on fair value less costs of disposal. The key assumptions to which these recoverable amount calculations are most sensitive are revenue growth (taking into account tenancy rates and, for the I-Systems CGU, homes connected), gross margins, terminal growth rates, weighted average cost of capital and costs of disposal.

The principal considerations for our determination that performing procedures relating to goodwill impairment is a critical audit matter are (i) the significant judgment and estimation required by management in developing the estimated recoverable amount; (ii) the high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s valuation methods, calculations and significant assumptions related to revenue growth, gross margins, terminal growth rates, weighted average cost of capital, and costs of disposal; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified in relation to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) assessing management’s process for developing the estimated recoverable amounts; (ii) evaluating the appropriateness of the value in use and fair value less costs of disposal models; (iii) testing the completeness, accuracy and relevance of underlying data used in the estimate; and (iv) evaluating significant assumptions used by management related to revenue growth, gross margins, terminal growth rates, weighted average cost of capital and costs of disposal. Evaluating significant assumptions used by management involved determining whether the assumptions used by management were reasonable considering: (i) the current and past performance of the relevant CGUs; (ii) the consistency with external market data; and (iii) whether those assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the weighted average cost of capital, terminal growth rate and costs of disposal assumptions within management’s models.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

March 12, 2024

We have served as the Company’s auditor since 2017.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

		2023	2022	*	2021
	Note	$’000	$’000		$’000

Revenue	6	2,125,539	1,961,299		1,579,730
Cost of sales	7	(1,183,306)	(1,157,001)		(907,388)
Administrative expenses	8	(404,783)	(501,175)		(336,511)
(Net loss allowance)/net reversal of loss allowance on trade receivables	8	(7,202)	4,446		34,031
Other income	9	404	4,676		18,509
Operating profit		530,652	312,245		388,371
Finance income	10	25,209	15,825		25,522
Finance costs	11	(2,436,511)	(872,049)		(422,034)
Loss before income tax		(1,880,650)	(543,979)		(8,141)
Income tax (expense)/benefit	12	(107,528)	75,013		(17,980)
Loss for the year		(1,988,178)	(468,966)		(26,121)

Loss attributable to:
Owners of the Company		(1,976,609)	(459,007)		(25,832)
Non-controlling interest	27	(11,569)	(9,959)		(289)
Loss for the year		(1,988,178)	(468,966)		(26,121)

Loss per share – basic	13	(5.93)	(1.39)		(0.09)
Loss per share – diluted	13	(5.93)	(1.39)		(0.09)

Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Fair value gain through other comprehensive income		12	—		3
Exchange differences on translation of foreign operations		970,796	72,661		(28,313)
Other comprehensive income/(loss) for the year, net of taxes		970,808	72,661		(28,310)

Total comprehensive loss for the year		(1,017,370)	(396,305)		(54,431)

Total comprehensive loss for the year attributable to:
Owners of the Company		(1,025,754)	(399,486)		(48,389)
Non-controlling interest		8,384	3,181		(6,042)
Total comprehensive loss for the year		(1,017,370)	(396,305)		(54,431)

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2023	2022	*
	Note	$’000	$’000
Non-current assets
Property, plant and equipment	14	1,740,235	2,075,441
Right of use assets	14	886,909	965,019
Goodwill	15	619,298	763,388
Other intangible assets	15	933,030	1,049,103
Fair value through other comprehensive income financial assets		13	10
Deferred income tax assets	16	63,786	78,369
Derivative financial instrument assets	18	1,540	6,121
Trade and other receivables	19	147,292	130,347
		4,392,103	5,067,798
Current assets
Inventories	17	40,589	74,216
Income tax receivable	12	3,755	1,174
Derivative financial instrument assets	18	565	—
Trade and other receivables	19	607,835	663,467
Cash and cash equivalents	20	293,823	514,078
Assets held for sale	14	26,040	—
		972,607	1,252,935

TOTAL ASSETS		5,364,710	6,320,733

Current liabilities
Trade and other payables	21	532,627	669,149
Provisions for other liabilities and charges	24	277	483
Derivative financial instrument liabilities	18	68,133	1,393
Income tax payable	12	75,612	70,008
Borrowings	22	454,151	438,114
Lease liabilities	23	91,156	87,240
		1,221,956	1,266,387
Non-current liabilities
Trade and other payables	21	4,629	1,459
Borrowings	22	3,056,696	2,906,288
Lease liabilities	23	510,838	518,318
Provisions for other liabilities and charges	24	86,131	84,533
Deferred income tax liabilities	16	137,106	183,518
		3,795,400	3,694,116

TOTAL LIABILITIES		5,017,356	4,960,503

Stated capital	25	5,394,812	5,311,953
Accumulated losses		(5,293,394)	(3,317,652)
Other reserves	26	8,430	(861,271)
Equity attributable to owners of the Company		109,848	1,133,030
Non-controlling interest	27	237,506	227,200
TOTAL EQUITY		347,354	1,360,230

TOTAL EQUITY AND LIABILITIES		5,364,710	6,320,733

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
						Non-
		Stated	Accumulated	Other		controlling	Total
		capital	losses	reserves	Total	interest	Equity
	Note	$’000	$’000	$’000	$’000	$’000	$’000

Balance at Jan 1, 2021		4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191
NCI arising on business combination	27	—	—	—	—	215,014	215,014
Issue of shares net of transaction costs		349,846	—	—	349,846	—	349,846
Options converted to shares	26	342,768	—	(342,768)	—	—	—
Share-based payment expense	26	—	—	13,003	13,003	—	13,003
Other reclassifications related to share-based payment		—	1,017	(5,084)	(4,067)	—	(4,067)
Total transactions with owners of the Company		692,614	1,017	(334,849)	358,782	215,014	573,796

Loss for the year		—	(25,832)	—	(25,832)	(289)	(26,121)
Other comprehensive loss		—	—	(22,557)	(22,557)	(5,753)	(28,310)
Total comprehensive loss		—	(25,832)	(22,557)	(48,389)	(6,042)	(54,431)

Balance at Dec 31, 2021		5,223,484	(2,860,205)	(842,911)	1,520,368	223,188	1,743,556

Balance at Jan 1, 2022		5,223,484	(2,860,205)	(842,911)	1,520,368	223,188	1,743,556
NCI arising on business combination	27	—	—	—	—	831	831
Options converted to shares	26	88,469	—	(88,469)	—	—	—
Share-based payment expense	26	—	—	13,423	13,423	—	13,423
Other reclassifications related to share-based payment		—	1,560	(2,835)	(1,275)	—	(1,275)
Total transactions with owners of the Company		88,469	1,560	(77,881)	12,148	831	12,979

Loss for the year*		—	(459,007)	—	(459,007)	(9,959)	(468,966)
Other comprehensive income*		—	—	59,521	59,521	13,140	72,661
Total comprehensive (loss)/income*		—	(459,007)	59,521	(399,486)	3,181	(396,305)

Balance at Dec 31, 2022		5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230

Balance at Jan 1, 2023		5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230
Shares repurchased and canceled through buyback program	25	(10,037)	—	—	(10,037)	—	(10,037)
NCI arising on business combination	27	—	—	—	—	1,922	1,922
Options converted to shares	26	92,896	—	(92,896)	—	—	—
Share-based payment expense	26	—	—	13,168	13,168	—	13,168
Other reclassifications related to share-based payment		—	867	(1,426)	(559)	—	(559)
Total transactions with owners of the Company		82,859	867	(81,154)	2,572	1,922	4,494

Loss for the year		—	(1,976,609)	—	(1,976,609)	(11,569)	(1,988,178)
Other comprehensive income		—	—	950,855	950,855	19,953	970,808
Total comprehensive (loss)/income		—	(1,976,609)	950,855	(1,025,754)	8,384	(1,017,370)

Balance at Dec 31, 2023		5,394,812	(5,293,394)	8,430	109,848	237,506	347,354

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

CONSOLIDATED STATEMENT OF CASH FLOWS

		2023	2022	2021
	Note	$’000	$’000	$’000
Cash flows from operating activities
Cash from operations	29	902,923	966,874	788,073
Income taxes paid	12	(45,411)	(51,245)	(29,147)
Payment for rent		(3,716)	(7,983)	(8,506)
Payment for tower and tower equipment decommissioning	24	(343)	(343)	(231)
Net cash generated from operating activities		853,453	907,303	750,189

Cash flows from investing activities
Purchase of property, plant and equipment		(464,897)	(378,521)	(238,145)
Payment in advance for property, plant and equipment		(111,065)	(165,154)	(159,276)
Purchase of software and licenses		(22,811)	(15,695)	(5,054)
Consideration paid on business combinations, net of cash acquired	31	(4,486)	(735,740)	(401,039)
Proceeds from disposal of property, plant and equipment		2,919	1,826	4,742
Insurance claims received		321	2,100	16,672
Interest income received	10	25,008	15,170	7,798
Deposit of short-term deposits		(183,400)	(512,105)	(103,647)
Refund of short-term deposits		36,162	270,831	—
Net cash used in investing activities		(722,249)	(1,517,288)	(877,949)

Cash flows from financing activities
Capital raised	25	—	—	378,000
Cost of capital raised		—	—	(28,154)
Transactions with non-controlling interest		—	11	—
Shares repurchased and canceled through buyback program	25	(10,037)	—	—
Bank loans and bond proceeds received (net of transaction costs)	22	986,604	1,263,272	1,076,063
Bank loans and bonds repaid	22	(689,940)	(506,504)	(653,504)
Fees on loans and derivative instruments		(19,441)	(19,911)	(20,426)
Interest paid	22	(299,029)	(234,567)	(168,285)
Costs paid on early loan settlement	11	—	—	(18,171)
Payment for the principal of lease liabilities	23	(72,854)	(76,629)	(63,324)
Interest paid for lease liabilities	23	(58,443)	(36,178)	(32,923)
Margin received on non-deliverable forwards		—	12,854	36,714
Initial margin deposited on non-deliverable forwards		—	—	(19,436)
Premium paid on derivative instruments		—	(910)	—
Profits received/(losses settled) on derivative instruments		839	(3,197)	37,711
Net cash (used in)/generated from financing activities		(162,301)	398,241	524,265

Net (decrease)/increase in cash and cash equivalents		(31,097)	(211,744)	396,505
Cash and cash equivalents at beginning of year		514,078	916,488	585,416
Effect of movements in exchange rates on cash		(189,158)	(190,666)	(65,433)
Cash and cash equivalents at end of year	20	293,823	514,078	916,488

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

These consolidated financial statements have been authorized for issue on March 11, 2024 by the Board of Directors.

2.Summary of material accounting policies

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

2.1.1Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those of the previous financial year, except the new standards, amendments and interpretations adopted by the Group during the year.

(a)New standards, amendments and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for its annual reporting period commencing January 1, 2023:

●IFRS 17 Insurance Contracts
●Definition of Accounting Estimates - Amendments to IAS 8
●Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2
●Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
●International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

Amendments to IAS 12 announced in May 2021 require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments typically apply where assets and liabilities are recognized from a single transaction, such as leases for the lessee. The Group performed an analysis of the impact of these amendments and concluded that these did not have a material impact on the net assets of the Group. However, the Group has disclosed separately the deferred tax liabilities and potential deferred tax assets arising with respect to assets and liabilities IFRS 16 lease accounting and decommissioning provisions for the year ended December 31, 2023 and for the comparative periods.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

The United Kingdom has enacted a Multinational Top-Up Tax based upon the Organization for Economic Co-operation and Development Pillar Two Global Anti-Base Erosion Rules (“Pillar Two”). The legislation will be effective for the Group’s financial year beginning January 1, 2024. The Group is in scope by virtue of the parent company being tax resident in the UK.  Therefore, the Group has performed an assessment of the Group’s potential exposure to Pillar Two income taxes for the year ending on December 31, 2024.

The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements available for the constituent entities in the Group. Based on the assessment, the Group has identified potential exposure to Pillar Two income taxes in respect of profits earned in the United Arab Emirates and Mauritius. The potential exposure comes from the constituent entities in these jurisdictions where the Pillar Two effective tax rate is below 15%. The Pillar Two effective tax rate is lower in these jurisdictions due to the rate of tax and tax exemptions applicable in those jurisdictions. Profits for those jurisdictions for the year ended December 31, 2023 that would have been subject to Pillar Two income taxes would have increased the group current tax expense for the year by between 15% to 20% compared to the previous amount.

The IASB issued amendments to IAS 12 ‘Income taxes’ introducing a mandatory temporary exception to the requirements of IAS 12 under which a company does not recognize or disclose information about deferred tax assets and liabilities related to the proposed OECD/G20 BEPS Pillar Two model rules. The Group applied the temporary exception.

Other than the above, none of the above amendments to standards had a material effect on the Group’s financial statements.

(b)New standards, amendments and interpretations not yet adopted by the Group

Certain new accounting standards, interpretations and amendments have been published that are not effective for December 31, 2023 reporting period and have not been early adopted by the Group. They are:

●Classification of Liabilities as Current or Non-current—Deferral of Effective Date (Amendment to IAS 1)
●Non-current Liabilities with Covenants Amendments to IAS 1
●Lease Liability in a Sale and Leaseback Amendments to IFRS 16
●Supplier finance arrangements – Amendments to IAS 7 and IFRS 7
●Lack of Exchangeability (Amendments to IAS 21)

The Company is in the process of analysing the impact of the amendments to IAS 21. Other than this, none of the above amendments to standards are expected to have a material effect on the Group’s financial statements.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

The Group’s Executive Committee currently consists of the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”), the General Counsel, the IHS Nigeria CEO, the Chief Human Resource Officer and the Executive Vice President of Communications.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

(b)Existence of multiple official exchange rates

In the event that there are multiple official exchange rates available for a specific currency, the Group assesses the appropriate rate to use and takes into account relevant factors. In the case of translating foreign operations or foreign transactions, such factors include access to those rates in the future to meet payments or dividends. In determining whether it is appropriate to move from one official rate to another, the Group considers the available rates in official markets for settlement of transactions. Refer to note 3 for further information.

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

The subsidiaries based in Nigeria initially translated their foreign currency transactions into the functional currency, Nigerian Naira, at the Nigerian Autonomous Foreign Exchange Fixing (“NAFEX”) prevailing rate at the date of the transaction. From March 2023 Nigerian subsidiaries switched to using the relevant exchange rate published by Bloomberg, which approximately aligned to the I&E window rate (renamed to NAFEM in October 2023), for translation of foreign currency transactions into the functional currency. Monetary items and liabilities denominated in foreign currencies were also translated at the NAFEM rate. Refer to note 3 for further information on foreign exchange rate assessment.

The USD/NGN rate was between 461.50 and 911.68 during 2023 (2022: 416.00 and 461.50, 2021: 394.13 and 435.00) and at December 31, 2023 was 911.68 (December 31,2022: 461.50, December 31, 2021: 435.00). After the introduction of the NAFEM rate in 2023, the Naira devalued to the USD and continued to experience volatility throughout the financial year, with the average rate for December 2023 being 840.96 (2022: 451.01, 2021: 415.60).

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

Revenue also includes estimates for services provided where billing is not completed, including in respect of (1) tower sites coming into service, or changes in customer implemented technologies since the most recent invoicing cycle and (2) services subject to ongoing negotiation regarding price or other contract interpretation disputes with customers. For each

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

of these scenarios, revenue is accrued based on management’s expectation of the final billable amounts based primarily on historical experience.

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

On initial recognition of revenue, the Group assesses the recoverability of revenue taking into account our contractual rights and obligations to consideration, our exposure to our customer’s credit risk and our practice of managing credit risk exposure through the occasional negotiation of price concessions with customers and recognizes the revenue, in respect of satisfied performance obligations, which is expected to be recovered. Recognition of amounts not expected to be recovered is considered variable consideration and is contingent upon the receipt of funds from the customer (see note 3.4). The assessment of amounts expected to be recovered are closely aligned with the assumed credit risk of the customer, determined as part of the assessment of expected credit losses made in accordance with the Group’s IFRS 9 expected credit loss policy as described in note 2.16.4.

(b)Colocation services revenue for which the Group is a lessor

The portion of colocation revenue, for which IHS is the lessor, is treated as a lease. Contracts are assessed at inception to determine whether this element of the colocation services are finance or operating leases. At present all arrangements are assessed to be operating leases with revenue including fixed escalation clauses present in non-cancellable lease agreements recognized on a straight line basis over the current lease term of the related lease agreements, when collectability is reasonably assured. The duration of these lease arrangements is typically between 5 and 10 years. Escalation clauses tied to the Consumer Price Index (“CPI”) or other inflation based indices, are excluded from the straight line calculation, however, any fixed increases are included.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

Asset residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period. Where an indication of impairment exists, an asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss for the period. The Group assesses its property, plant and equipment for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at the end of every reporting period. Such indicators could include changes in the Group’s business plans, changes in diesel prices, evidence of physical damage and technological changes and impacts of obsolescence including those driven by climate change.

2.13Intangible assets and goodwill

Goodwill arises on the acquisition of businesses and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in profit or loss.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

(a)Network and customer related intangible assets

Network related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer related intangible assets represent customer contracts and relationships. Network and customer related intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Network and customer-related intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of network and customer related intangible assets over their estimated useful lives of 14-35 years (2022: 14-34 years, 2021: 14-26 years) and 5-41 years (2022: 5-41 years, 2021: 5-37 years) respectively. The remaining amortization period for network and customer related assets are between 3-32 years (2022: 4-33 years, 2021: 5-26 years) and 19-39 years (2022: 20-40 years, 2021: 21-36 years) respectively.

(b)Licenses

Separately acquired licenses are shown at historical cost. Licenses acquired in a business combination are recognized at fair value at the acquisition date. Licenses have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives of 3-15 years (2022: 3-15 years, 2021: 3-15 years).

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

2.16.4Impairment

The Group adopted the simplified approach and evaluates each customer individually for the purpose of estimating the impairment at the reporting date rather than using a portfolio approach. The Group has limited history of losses and given the short duration of receivables, the Group uses the experienced credit judgement (ECJ) approach to estimate the impairment of trade receivables in accordance with the expected credit loss (ECL) requirement of IFRS 9.

The ECJ approach assesses the credit risk of the customer at the reporting date to evaluate the customer’s capacity to meet its contractual cash flow obligations in the near term and combines this with an evaluation of the impact of changes in economic and business conditions on the customer’s ability to pay.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

2.17Financial liabilities

2.17.1Classification

The Group’s financial liabilities are classified at amortized cost. Financial liabilities are recognized initially at fair value and inclusive of directly attributable transaction costs. The Group’s financial liabilities are borrowings and trade and other payables.

Borrowings

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

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, canceled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the statement of income and other comprehensive income as other income or finance costs. Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in the statement of income and other comprehensive income, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2022.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

(a)Key accounting judgements

3.1Going Concern

Global financial markets have seen higher interest rates and inflation through 2023, including further devaluations of the Nigerian Naira in June 2023 and end-January 2024. In addition, ongoing geopolitical conflicts and wars have impacted global diesel prices as well as the supply chain for raw materials such as steel and for equipment, including batteries.

The below table outlines Management’s assessment of and response to the main risks arising from the current global macro-economic conditions. These risks inherently impact the significant judgements and estimates made by management.

	Assessment	Risk discussion and response
Revenue and profitability	• Limited impact on revenue collections thus far. • Customers continue to perform, and we have not experienced significant deterioration in payments.

•

The Group has long-term revenue contracts with its customers amounting to $12.3 billion in contracted revenue.

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

•

The Group has continued to invest in capital expenditure which supports revenue growth. The Group will make targeted investments in capital expenditure relating to revenue growth during 2024.

•

Customer revenue contracts include FX reset functions, including on Nigerian Naira contracts.

Liquidity	• Sufficient liquidity is available. • No current impact on going concern.

•

The Group has cash and cash equivalents of $294 million as at December 31, 2023, and undrawn facilities at IHS Holding level of $430 million.

•

Management has assessed current cash reserves and the availability of undrawn facilities and continues to monitor available liquidity in the context of ongoing operational requirements and planned capital expenditure.

•

In the context of current commitments and available liquidity, management believes that the going concern assumption remains appropriate.

•

All of the Group’s operations are cash generative.

Access to USD	• Moderate risk due to decreased availability.	• While there has been a reduction in US Dollar liquidity in the Nigerian market, we were still able to source US Dollars locally to fund our US Dollar requirements during the year.
Internal controls	• Minimal impact to date.	• Our IT team monitors the increased risk of fraud, data or security breaches, loss of data and the potential for other cyber-related attacks and utilises security measures to mitigate such risks.
Supply chain	• Moderate risk due to delays.

•

The Group works closely with suppliers and contractors to ensure availability of supplies on site, especially diesel supplies which are critical to many of our operations.

•

Regular maintenance of our towers continues while observing strict safety guidelines for our employees and our suppliers and contractors.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Due to the uncertainty in the NAFEM exchange rate to the US Dollar we will continue to assess the situation. As part of their regular assessment of the Group’s liquidity and financing position, the Directors have prepared detailed forecasts for a period which extends beyond 12 months after the date of approval of these financial statements. In assessing the forecasts, the Directors have considered:

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

Whilst inherently uncertain, and we expect some impact to our operations and performance, we currently do not believe that the ongoing uncertainty with the NAFEM exchange rate will directly have a material adverse effect on our financial condition or liquidity for the foreseeable future, given the contractual revenue resets. Having carefully considered this and the other factors noted above, the Directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for at least 12 months from the date of issuance of these financial statements and to operate within the covenant levels of its current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

3.2Determining the lease term of contracts with renewal options

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

(b)Key accounting estimates

3.3Impairment of non-financial assets

The Group assesses its non-financial assets including property, plant and equipment, goodwill, and other intangible assets for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at the end of every reporting period.  Such indicators could include changes in the Group’s business plans, changes in diesel prices, evidence of physical damage and technological changes and impacts of obsolescence.  If there are rapid changes in technology of the existing communications infrastructure, the Group may need to recognize significant impairment charges.

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.13.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

3.4Revenue recognition – Variable consideration

Initial recognition of revenue is estimated based on an assessment of the recoverability of revenue taking into account our contractual rights to consideration, our exposure to our customer’s credit risk and our practice of managing credit risk exposure through the occasional negotiation of price concessions with customers. Only amounts expected to be recovered at the point of initial recognition are recognized in revenue, and the remainder is considered variable consideration (see note 2.5(a)). Recognition of amounts not expected to be recovered is contingent upon the receipt of funds from the customer. The assessment of the amounts expected to be recovered is closely aligned with the assessed credit risk of the customer, determined as part of the assessment of expected credit losses made in accordance with the Group’s IFRS 9 expected credit loss policy as described in note 2.16.4.

A 10-percentage point change in management’s estimate of the amount of variable consideration that will eventually be received would alter revenue recognized by approximately $25.5 million (2022: $17.4 million, 2021: $16.8 million).

3.5Assessment of appropriate foreign exchange rate

In mid-June 2023, the Central Bank of Nigeria announced the unification of all segments of the foreign exchange market by replacing the old regime of multiple exchange rate “windows” for different purposes with, in effect, a market rate. The unification of the Nigeria foreign exchange market was aimed at eliminating multiple “windows” and to allow foreign exchange transactions to be determined by market forces via a single I&E window (which was subsequently renamed NAFEM in October 2023). The Group uses the USD/NGN rate published by Bloomberg, which is approximately aligned to the NAFEM rate, for the translation of USD transactions and denominated balances in the Nigerian subsidiaries and also for consolidation purposes.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

●	Non-deliverable forwards (NDFs) — The calculation of an NDF fair value is based on the difference between the contracted exchange rate and the anticipated spot exchange rate at the relevant period. The rate applied to represent the anticipated spot exchange rate requires judgement given the limited market liquidity in Nigeria. The Group has determined that the spot exchange rate obtained from Bloomberg which is approximately aligned to NAFEM is the most appropriate rate. The gain or loss at the settlement date is calculated by taking the difference between the agreed upon contract exchange rate (NGN/USD) and the spot rate at the time of settlement, for an agreed upon notional amount of funds.
●	Embedded options within listed bonds — The bonds issued by IHS Netherlands Holdco B.V. in September 2019 and the bonds issued by IHS Holding Limited in November 2021 have embedded options which allow early redemption at the option of the issuer and holder upon the occurrence of specified events. These are accounted for as derivatives at fair value through profit or loss.
●	Embedded derivatives within revenue contracts — The embedded derivatives within revenue contracts represent the fair value of the US$ linked components of the Group’s revenue contracts with customers, where such US$ linked components are translated to local currency at the time of billing using a fixed, pre-determined exchange rate or an exchange rate which is not referenced to a liquid market exchange rate. These are accounted for as derivatives at fair value through profit or loss.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

		Effect on	Effect on	Effect on	Effect on	Effect on	Effect on
	Effect on	Rwandan	Nigerian	Zambian	South Africa	Brazilian	Kuwaiti
	Euro	Franc	Naira	Kwacha	Rand	Real	Dinar
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2023
Rate of change	10%	10%	10%	10%	10%	10%	10%
Effect of US Dollar weakening on loss	(21,911)	(1,311)	(255,956)	(16,038)	(3,996)	—	(1,047)
Effect of US Dollar strengthening on loss	21,911	1,311	255,956	16,038	3,996	—	1,047

2022
Rate of change	7%	7%	7%	7%	7%	7%	7%
Effect of US Dollar weakening on loss	(13,153)	(4,402)	(165,880)	(15,528)	(2,809)	(18,898)	(648)
Effect of US Dollar strengthening on loss	13,153	4,402	165,880	15,528	2,809	18,898	648

2021
Rate of change	5%	5%	5%	5%	n/a	5%	5%
Effect of US Dollar weakening on loss	(15,726)	(3,284)	(106,595)	(11,078)	—	(15,502)	(424)
Effect of US Dollar strengthening on loss	15,726	3,284	106,595	11,078	—	15,502	424

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

The Group is exposed to foreign exchange exposure that arises on intercompany loans denominated in US Dollars and Euro at a subsidiary level as a result of loan revaluations in local functional currency at period ends. The balances, as translated into US$, of the foreign denominated intercompany loans in the local books of the subsidiaries are:

	Nigerian	Rwandan	Zambian	South African	Brazilian	Kuwaiti
	Naira	Franc	Kwacha	Rand	Real	Dinar	US Dollar
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2023
US Dollar loan	2,240,110	13,108	79,081	39,956	—	10,473	—
Euro loan	—	—	—	—	—	—	214,271

2022
US Dollar loan	2,172,230	62,886	127,235	40,132	269,976	9,261	—
Euro loan	—	—	—	—	—	—	244,194

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

The summary of quantitative data about the Group’s exposure to foreign exchange risk (balances excluding inter-company balances, and in currencies other than the local functional currency) is as follows:

	2023	2022
	$’000	$’000

Trade receivables	7,330	7,356
Cash and cash equivalents	50,132	45,234
Trade payables	(44,835)	(69,480)
Borrowings	(405,592)	(306,291)
Net exposure	(392,965)	(323,181)

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

The table below shows the impact on the Group’s post tax loss if the interest rates increased or decreased by 1% (2022: 1%, 2021: 1%).

	2023	2022	2021
	$'000	$'000	$'000

Effect of 1% (2022 and 2021: 1%) increase on post tax loss	11,412	6,345	6,343
Effect of 1% (2022 and 2021: 1%) decrease on post tax loss	(11,423)	(6,846)	(6,079)

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

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was:

	2023	2022
	$’000	$'000

Other receivables (note 19)	317,452	387,019
Derivative financial instrument assets (note 18)	2,105	6,121
Trade receivables (net) (note 19)	212,323	211,025
Cash and cash equivalents (note 20)	293,823	514,078
	825,703	1,118,243

No impairment allowance is recorded at December 31, 2023 in respect of cash and cash equivalents and other receivables (2022: $Nil). Derivative financial instruments are carried at fair value through profit or loss. Any fair value gains or losses are recognized in profit or loss during the period.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Credit ratings

The Group works with approved banks and financial institutions which it believes are financially sound, including by reference to their external ratings.

The credit ratings of the Group’s other receivables at December 31, 2023 and 2022 are based on publicly reported Fitch ratings:

	2023	2022
	$’000	$'000
Other receivables
AAA	22,485	27,820
A	—	63
B	259,702	335,600
Not rated	35,265	23,536
	317,452	387,019

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

The Group’s credit concentration is based on internal ratings. The finance department classifies customers as first tier and second tier customers based on sales revenue from each customer during the period. First tier customers are the two to five customers that contributed 80% and above of total revenue and represent the major mobile network operators in our markets while second tier customers are the customers that contributed 20% and below of total revenue and typically represent ISPs or mobile operators with smaller or regional network footprints.

	Internal Credit rating
	First tier	Second tier	Total
	$'000	$'000	$'000
2023
Accrued Revenue	86,683	99	86,782
Not due	57,540	4,031	61,571
0-30 days	17,632	2,240	19,872
31-60 days	15,072	4,532	19,604
61-90 days	1,128	4,213	5,341
Over 90 days	19,213	21,145	40,358
Gross trade receivables	197,268	36,260	233,528
Impairment allowance	(8,647)	(12,558)	(21,205)
Net trade receivables	188,621	23,702	212,323

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

	Internal Credit rating
	First tier	Second tier	Total
	$'000	$'000	$'000
2022
Accrued Revenue	84,975	156	85,131
Not due	58,169	3,128	61,297
0-30 days	22,581	2,267	24,848
31-60 days	11,233	3,269	14,502
61-90 days	4,411	3,902	8,313
Over 90 days	11,748	30,551	42,299
Gross trade receivables	193,117	43,273	236,390
Impairment allowance	(2,597)	(22,768)	(25,365)
Net trade receivables	190,520	20,505	211,025

Impairment allowances, derived in accordance with the policy described in note 2.16.4, predominantly relate to provisions representing a significant proportion of the aged balances due from a small number of customers with poor payment history.

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2023	2022	2021
	$'000	$'000	$'000

Opening balance	25,365	31,063	133,800
Increase/(decrease) in impairment provision	7,202	(4,446)	(34,031)
Written-off during the year	(2,597)	(312)	(67,053)
Foreign exchange	(8,765)	(940)	(1,653)
	21,205	25,365	31,063

(d)Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has a clear focus on ensuring sufficient access to capital to finance growth and to refinance maturing debt obligations. As part of the liquidity management process, the Group has various credit arrangements with some banks which can be utilized to meet its liquidity requirements. At the end of the reporting period, the Group had $3.2 billion (2022: $3.1 billion, 2021: $2.7 billion) utilized of $3.7 billion (2022: $3.7 billion, 2021: $3.5 billion) credit facilities with its financiers.

Typically, the credit terms with customers are more favorable compared to payment terms from its vendors in order to help provide sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

The table below analyzes the Group’s financial liabilities including estimated interest payments and excluding the impact of netting agreements into relevant maturity groupings based on the remaining period from the end of the reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	2 - 3 years	4 - 5 years	Over 5 years	Total
	$'000	$'000	$'000	$'000	$'000
2023
Trade payables (note 21)	330,622	—	—	—	330,622
Other payables (note 21)	110,706	4,629	—	—	115,335
Payroll and other related statutory liabilities (note 21)	46,282	—	—	—	46,282
Lease liabilities	101,709	193,434	180,895	705,421	1,181,459
Bank and bond borrowings	670,261	1,578,329	1,950,750	303,397	4,502,737
	1,259,580	1,776,392	2,131,645	1,008,818	6,176,435
2022
Trade payables (note 21)	442,959	—	—	—	442,959
Other payables (note 21)	88,676	1,459	—	—	90,135
Payroll and other related statutory liabilities (note 21)	45,331	—	—	—	45,331
Lease liabilities	92,417	179,930	168,231	667,954	1,108,532
Bank and bond borrowings	649,110	1,051,663	1,922,606	753,813	4,377,192
	1,318,493	1,233,052	2,090,837	1,421,767	6,064,149

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

The Group monitors capital on the basis of the leverage ratio to optimize market pricing, such that Net Debt (loan principal outstanding less cash and cash equivalents) to Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (Adjusted EBITDA) would be within a long term target leverage of 3.0x and 4.0x (2022: 3.0x and 4.0x, 2021: 3.0x and 4.0x), subject to various factors such as the availability and cost of capital and the potential long term return on our discretionary investments. We may fall outside of the target range in the shorter term to accommodate acquisitions, other restructurings or significant macro-economic changes.

Segment Adjusted EBITDA as defined by the Group is profit/(loss) for the period before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites, reversal of provision for decommissioning costs, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of its business.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

The Group’s net leverage ratios are shown in the table below:

	2023	2022	*
	$’000	$'000

Bank and bond borrowings (note 22)	3,510,847	3,344,402
Lease liabilities (note 23)	601,994	605,558
Less: Cash and cash equivalents (note 20)	(293,823)	(514,078)
Net debt	3,819,018	3,435,882

Segment Adjusted EBITDA	1,132,535	1,030,931
Management net leverage ratio	3.4x	3.3x

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s financial instruments that are measured at fair value at December 31, 2023 and 2022.

	Level 1	Level 2	Total
2023	$'000	$'000	$'000

Fair value through other comprehensive income financial assets	13	—	13
Interest rate caps (note 18)	—	565	565
Embedded options within listed bonds (note 18)	—	1,540	1,540
Foreign exchange swaps (note 18)	—	(68,133)	(68,133)
	13	(66,028)	(66,015)

	Level 1	Level 2	Total
2022	$'000	$'000	$'000

Fair value through other comprehensive income financial assets	10	—	10
Interest rate caps (note 18)	—	821	821
Embedded options within listed bonds (note 18)	—	5,300	5,300
Foreign exchange swaps (note 18)	—	(1,393)	(1,393)
	10	4,728	4,738

As at the end of the reporting period, the Group has level 1 and level 2 financial instruments.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

Financial instruments in level 2

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Instruments included in level 2 comprise primarily of Non deliverable forwards (NDF), foreign exchange swaps and options embedded in the bonds. Their fair values are determined based on mark to market values provided by the counterparty financial institutions or valuation techniques using observable market data.

Fair value estimation

	2023		2022
	Carrying		Carrying
	value	Fair value	value	Fair value
Financial liabilities	$'000	$'000	$'000	$'000

Bank and bond borrowings (note 22)	3,510,847	3,224,775	3,344,402	3,116,193
	3,510,847	3,224,775	3,344,402	3,116,193

The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate.

The fair value of current assets and current liabilities are not materially different from their carrying values.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Financial instruments by category

The Group’s financial instruments are categorized as follows:

Financial assets		Fair value
		through other	Fair value
	Amortized	comprehensive	through profit
	cost	income	or loss	Total
	$'000	$'000	$'000	$'000
2023
Trade receivables (note 19)	212,323	—	—	212,323
Other receivables (note 19)	317,452	—	—	317,452
Cash and cash equivalents (note 20)	293,823	—	—	293,823
Fair value through other comprehensive income financial assets	—	13	—	13
Derivative financial instruments assets (note 18)	—	—	2,105	2,105
	823,598	13	2,105	825,716

2022
Trade receivables (note 19)	211,025	—	—	211,025
Other receivables (note 19)	387,019	—	—	387,019
Cash and cash equivalents (note 20)	514,078	—	—	514,078
Fair value through other comprehensive income financial assets	—	10	—	10
Derivative financial instruments assets (note 18)	—	—	6,121	6,121
	1,112,122	10	6,121	1,118,253

Fair value through other comprehensive income financial assets (IFRS 9) are marketable securities in various financial institutions in Nigeria.

Financial liabilities		Fair value
		through profit
	Amortized cost	or loss	Total
	$'000	$'000	$'000
2023
Bank and bond borrowings (note 22)	3,510,847	—	3,510,847
Trade payables (note 21)	330,622	—	330,622
Other payables (note 21)	115,335	—	115,335
Derivative financial instruments liabilities (note 18)	—	68,133	68,133
Lease liabilities (note 23)	601,994	—	601,994
	4,558,798	68,133	4,626,931

2022
Bank and bond borrowings (note 22)	3,344,402	—	3,344,402
Trade payables (note 21)	442,959	—	442,959
Other payables (note 21)	90,135	—	90,135
Derivative financial instruments liabilities (note 18)	—	1,393	1,393
Lease liabilities (note 23)*	605,558	—	605,558
	4,483,054	1,393	4,484,447

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate. The fair values of trade payable and other current liabilities are not materially different from carrying values.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

The CODM has identified four reportable and operating segments:

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Summarized financial information for the year ended December 31, 2023 is as follows:

2023	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	1,381,627	503,049	200,207	40,656	—	2,125,539

Segment Adjusted EBITDA (note 4(e))	855,317	257,072	145,754	22,121	(147,729)	1,132,535
Depreciation and amortization (note 7 and 8)						(435,586)
Net gain on disposal of property, plant and equipment (note 8)						3,806
Insurance claims (note 9)						321
Impairment of withholding tax receivables in Nigeria (note 8)						(47,992)
Business combination costs (note 8)						(2,432)
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 7)						(87,696)
Other costs (a)						(19,017)
Share‑based payment expense (note 8)						(13,370)
Finance income (note 10)						25,209
Finance costs (note 11)						(2,436,511)
Other non-operating income (note 9)						83
Loss before income tax						(1,880,650)
Additions of property, plant and equipment and intangible assets:
- through business combinations	—	—	—	8,566
- In the normal course of business	320,027	96,905	247,580	18,034

Segment assets	1,441,240	1,406,675	2,216,873	186,586
Segment liabilities	866,996	815,769	766,687	111,751

(a)	Other costs for the year ended December 31, 2023 included one-off consulting fees related to corporate structures and operating systems of $10.6 million, one-off consulting services of $1.7 million, costs related to internal reorganization of $4.7 million and one-off professional fees related to financing of $0.3 million.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Summarized financial information for the year ended December 31, 2022 is as follows:

2022	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	1,352,402	412,824	160,008	36,065	—	1,961,299

Segment Adjusted EBITDA (note 4(e))*	802,822	230,066	114,434	16,021	(132,412)	1,030,931
Depreciation and amortization (note 7 and 8)*						(468,904)
Net loss on disposal of property, plant and equipment (note 8)						(3,382)
Insurance claims (note 9)						2,092
Impairment of withholding tax receivables in Nigeria (note 8)						(52,334)
Impairment of Goodwill (note 8)						(121,596)
Business combination costs (note 8)						(20,851)
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 7)						(38,157)
Other costs (a)						(4,873)
Share‑based payment expense (note 8)						(13,265)
Finance income (note 10)						15,825
Finance costs (note 11)*						(872,049)
Other non-operating income						2,584
Loss before income tax*						(543,979)
Additions of property, plant and equipment and intangible assets:
- through business combinations*	—	719,219	386,460	3,650
- In the normal course of business	400,430	101,154	135,069	23,532

Segment assets*	2,270,656	1,639,254	1,931,317	178,471
Segment liabilities*	935,387	912,875	555,885	109,087

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

(a)	Other costs for the year ended December 31, 2022 included $2.3 million costs related to internal reorganization.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Summarized financial information for the year ended December 31, 2021 is as follows:

2021	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	1,146,732	343,945	59,706	29,347	—	1,579,730

Segment Adjusted EBITDA (note 4(e))	783,544	190,654	42,688	13,085	(103,575)	926,396
Depreciation and amortization (note 7 and 8)						(382,882)
Net gain on disposal of property, plant and equipment (note 8)						2,499
Insurance claims (note 9)						6,861
Impairment of withholding tax receivables in Nigeria (note 8)						(61,810)
Business combination costs (note 8)						(15,779)
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 7)						(51,113)
Reversal of provision for decommissioning costs						2,671
Listing costs						(22,153)
Other costs (a)						(15,752)
Share‑based payment expense (note 8)						(11,780)
Finance income (note 10)						25,522
Finance costs (note 11)						(422,034)
Other non-operating income						11,213
Loss before income tax						(8,141)
Additions of property, plant and equipment and intangible assets:
- through business combinations	—	—	468,535	—
- In the normal course of business	318,971	56,291	103,338	20,725

Segment assets	2,038,376	1,024,347	1,453,729	173,888
Segment liabilities	745,944	494,236	393,090	100,947

(a)	Other costs for the year ended December 31, 2021 included one-off professional costs related to financing of $15.1 million and aborted transaction costs of $0.7 million.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Geographical information:

The following countries in which the Group operates contribute material (10% or more) revenue based on mobile network operations and/or have material non-current assets in are as follows:

	2023	2022		2021
	$’000	$'000		$'000
Revenue
Nigeria	1,381,627	1,352,402		1,146,732
Rest of world	743,912	608,897		432,998
	2,125,539	1,961,299		1,579,730
Non‑current assets*
Nigeria	898,264	1,597,989		1,572,774
Brazil	1,875,098	1,648,863		1,274,378
South Africa	493,651	652,492	**	—
Rest of world	912,459	953,607		1,013,385
	4,179,472	4,852,951		3,860,537

*Non-current assets exclude financial instruments, non-current trade and other receivables and deferred tax assets.

**Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Revenue from two tier one customers represent approximately 10% or more of the Group’s total revenue:

	2023	2022	2021
	$’000	$'000	$'000

Customer A	60%	62%	66%
Customer B	17%	17%	14%

6.Revenue

The Group’s revenue accrues from providing telecommunication support services. The Group provides infrastructure sharing and leasing known as colocation (which includes colocation rental revenue and colocation services) and to a limited extent, managed services.

	2023	2022	2021
	$’000	$'000	$'000

Lease component	1,736,864	1,534,415	1,233,816
Services component	388,675	426,884	345,914
	2,125,539	1,961,299	1,579,730

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

The following table shows unsatisfied performance obligations which represents the services component of future minimum receipts expected from customers under non-cancellable agreements in effect at December 31, as follows:

	2023	2022	2021
	$’000	$'000	$'000

Within one year	302,046	418,137	351,071
1-2 years	271,463	386,416	309,861
2-3 years	214,028	309,326	255,791
3-4 years	203,051	288,244	211,615
4-5 years	184,186	276,816	190,018
After 5 years	704,110	1,149,649	858,912
	1,878,884	2,828,588	2,177,268

The Group leases space on its towers under leases over periods ranging between 5 and 20 years.

The lease component of future minimum receipts expected from tenants under non-cancellable agreements in effect at December 31, were as follows:

	2023	2022	2021
	$’000	$'000	$'000

Within one year	1,597,832	1,589,439	1,284,692
1-2 years	1,311,962	1,478,221	1,177,665
2-3 years	1,236,565	1,194,924	1,083,942
3-4 years	1,197,965	1,136,303	847,224
4-5 years	1,129,060	1,098,901	749,839
After 5 years	3,980,847	4,008,713	2,703,888
	10,454,231	10,506,501	7,847,250

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

7.Cost of sales

	2023	2022	*	2021
	$'000	$'000		$'000

Power generation	396,714	419,151		267,044
Depreciation (note 14)**	373,889	411,579		330,799
Tower repairs and maintenance	96,258	90,126		74,523
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent	87,696	38,157		51,113
Amortization (note 15)	44,618	42,050		34,051
Security services	42,512	43,448		36,132
Site regulatory permits	37,502	33,999		41,165
Staff costs (note 8.3)	33,149	33,229		26,323
Travel costs	9,700	5,343		7,155
Short-term site rental	8,613	14,111		11,165
Insurance	4,648	5,109		4,156
Professional fees	2,570	3,460		3,385
Short-term other rent	2,266	2,813		3,419
Vehicle maintenance and repairs	2,184	1,968		2,754
Other	40,987	12,458		14,204
	1,183,306	1,157,001		907,388

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

**Presented net of related indirect tax receivable in Brazil of $1.3 million (2022: $0.9 million, 2021: $0.4 million). Refer to note 14.

Included in Other are $31.1 million (2022: $0.8 million, 2021: $Nil) in foreign exchange losses on cost of sales.

8.Administrative expenses

	2023	2022	2021
	$’000	$'000	$'000

Staff costs (note 8.3)	156,602	132,399	101,567
Professional fees	61,094	38,964	49,685
Impairment of withholding tax receivables*	47,992	52,334	61,810
Facilities, short-term rental and upkeep	43,616	34,203	23,210
Key management compensation (note 30.2)	18,508	21,703	25,642
Travel costs	14,124	15,535	8,654
Share-based payment expense (note 28)	13,370	13,265	11,780
Depreciation (note 14)	11,314	9,995	13,917
Amortization (note 15)	5,765	5,280	4,115
Business combination transaction costs	2,432	20,851	15,779
Impairment of goodwill	—	121,596	—
Operating taxes	(1,005)	963	1,561
Net (gain)/loss on disposal of property, plant and equipment	(3,806)	3,382	(2,499)
Other	34,777	30,705	21,290
	404,783	501,175	336,511

*Withholding tax receivables were impaired following the Group’s assessment of the recoverability of withholding tax assets based on a five year cash flow projection and an analysis of the utilization of withholding tax balances against future income tax liabilities.

Foreign exchange gains and losses on administrative expenses are included in Other.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

8.1(Loss allowance)/reversal of loss allowance on trade receivables

The loss allowance for the year is $7.2 million (2022: reversal of loss allowance of $4.4 million, 2021: reversal of loss allowance of $34.0 million). This represents the net impact of new or increased provisions for balances now assessed as doubtful partially offset by the reversal of allowances made in previous periods in respect of balances recovered in the period or no longer considered doubtful.

8.2Staff costs are analyzed as follows:

	2023	2022	2021
	$’000	$'000	$'000

Salaries and wages	157,807	137,450	106,754
Other benefits	19,877	18,768	16,282
Share-based payment expense (note 28)	13,370	13,265	11,780
Pension contribution – employer	12,067	9,410	4,854
	203,121	178,893	139,670

Other benefits are comprised of employee related insurances, employee training costs, staff entertainment and internal reorganization costs.

8.3Staff costs were classified as:

	2023	2022	2021
	$’000	$'000	$'000

Administrative expenses	169,972	145,664	113,347
Cost of sales	33,149	33,229	26,323
	203,121	178,893	139,670

9.Other income

	2023	2022	2021
	$’000	$'000	$'000

Insurance claims	321	2,092	6,861
Other income	83	2,584	11,648
	404	4,676	18,509

Other income for the 2021 year mainly relates to the remeasurement of the liabilities for contingent consideration on the Skysites Acquisition and the IHS Kuwait Acquisition.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

10.Finance income

	2023	2022	2021
	$’000	$'000	$'000

Interest income - bank deposits	25,008	15,170	7,798
Net foreign exchange gain arising from derivative instruments - realized	38	655	9,889
Fair value gain on embedded options and interest rate caps	163	—	604
Fair value gain on embedded derivative within revenue contract	—	—	7,231
	25,209	15,825	25,522

11.Finance costs

	2023	2022	*	2021
	$’000	$'000		$'000

Interest expenses - third party loans	362,381	256,208		174,876
Interest expenses - withholding tax paid on bond interest	13,439	12,197		4,404
Unwinding of discount on decommissioning liability	9,156	7,084		4,644
Interest and finance charges paid/payable for lease liabilities	61,617	52,234		32,826
Net foreign exchange loss arising from financing - unrealized	1,713,242	157,836		126,131
Net foreign exchange loss arising from financing - realized	162,944	206,329		43,422
Fair value loss on embedded options and interest rate caps	3,760	159,889		—
Costs paid on early loan and bond settlement	—	—		18,171
Fees on loans and financial derivatives	17,821	18,673		13,663
Net foreign exchange loss on derivative instruments - unrealized	92,151	1,599		3,897
	2,436,511	872,049		422,034

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

The increase in net foreign exchange loss arising from financing - unrealized in 2023 is primarily due to the significant devaluation in the exchange rate between the Naira and the US Dollar during the year (2022: net foreign exchange loss arising from financing - unrealized in 2022 is primarily due to significant fluctuations in exchange rates predominantly between the Kwacha and the US Dollar, the Naira and the US Dollar rate and the Brazilian Real and the US Dollar. 2021: predominantly from the Kwacha and US Dollar, the Naira and the US Dollar rate and the Brazilian Real and the US Dollar rate). This arises on commercial bank and intercompany loans denominated in US Dollars at subsidiary level as a result of loan revaluations in local functional currency at period ends. Refer to note 4(b) for further information.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

12.Income Tax Expense

	2023	2022	*	2021
	$’000	$'000		$'000
Current taxes:
Current year	114,055	109,044		93,774
Prior years	375	(202)		(2,082)
Total current tax charge	114,430	108,842		91,692

Deferred income taxes (note 16):
Current year	(32,048)	(183,495)		(69,158)
Prior years	25,146	(360)		(4,554)
Total deferred income tax credit	(6,902)	(183,855)		(73,712)

Total taxation charge/(credit)	107,528	(75,013)		17,980

Reconciliation of effective tax charge
Loss before income tax	(1,880,650)	(543,979)		(8,141)

Tax calculated at domestic tax rates applicable to profits in respective countries	(638,254)	(193,643)		(4,433)
Tax effects of:
Income not subject to taxation**	(21,771)	(6,687)		(5,307)
Expenses not deductible for tax purposes	89,958	75,197		35,191
Movement in deferred tax assets not recognized***	633,448	79,477		74,084
Change in tax base****	1,769	(74,291)		(86,184)
Prior year under/(over) provision*****	25,521	(562)		6,636
Goodwill impairment	—	40,937		—
Withholding tax on distributable profits	3,742	5,967		—
Other profit‑related taxes	—	—		5,239
Effects of changes in tax rates	(849)	(4,845)		(5,272)
Non-deductible share-based payment expense	—	—		1,441
Movement in uncertain tax positions	9,524	6,501		(3,264)
Foreign exchange effects and other differences	4,440	(3,064)		(151)
Total taxes	107,528	(75,013)		17,980

Current income tax receivables	3,755	1,174	128
Current income tax payables	(75,612)	(70,008)	(68,834)
	(71,857)	(68,834)	(68,706)

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

**The adjusting item of $21.7 million relates to profits of the Global Independent Connect Limited subsidiary in Nigeria which are exempt from tax since this subsidiary benefits from pioneer status.

***The adjustment of $633.4 million for the year ended December 31, 2023 with regards to the movement in recognition of deferred tax assets, primarily relates to an adjusting item of $592.2 million for Nigeria. The largest component of the adjusting item for Nigeria is $562.1 million relating to an unrecognized deferred tax asset arising in the year as a result of unrealized foreign exchange losses on the devaluation of the Naira. Other movements in Nigeria include impairments of other deferred tax assets arising in the year ($124.3 million) and an offsetting recognition of capital allowances previously impaired ($94.3 million). There are also movements of unrecognized deferred tax assets which are not recognized in the UK ($28.8 million relating to finance costs and expenses of management) and South Africa ($19.3 million with respect to a capital loss). These amounts have been treated as unrecognized due to a lack of certainty that the amounts are recoverable.

****Effect of change in tax base of assets in Brazil following the legal merger of acquired businesses and group holding entities in 2023, 2022 and 2021.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

*****During the year the Group derecognized deferred tax assets amounting to $20.6 million as a result of obtaining greater clarity on the treatment of certain expenses arising in 2022 with respect to Brazil.

For the years ended December 31, 2023 and 2022, the statutory rates for the largest markets by turnover are: Nigeria 33.0% and 32.5%, respectively, (due to a combination of corporate income tax and education tax) and Brazil 34.0% and 34.0%, respectively, (due to a combination of corporate income tax and social contribution on income taxes). The statutory tax rates in other markets range from 15.0% to 35.0% in 2023 (15.0% to 40.0% in 2022).

The movement in the current income tax is as follows:
At beginning of year	(68,834)	(68,706)	(48,703)
Additions through business combination	—	—	(3,434)
Charged to profit or loss	(114,430)	(108,842)	(91,692)
Paid during the year	45,411	51,245	29,147
Withholding tax netting off	57,565	54,878	45,849
Exchange difference	8,431	2,591	127
At end of year	(71,857)	(68,834)	(68,706)

Deferred income tax assets are recognized for deductible temporary differences and tax losses carried forward only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and future taxable profits. Refer to note 16 for deferred income tax.

13.Loss per share

The following table sets forth basic and diluted net income per common share computational data (in thousands, except per share data):

	2023	2022	*	2021

Loss attributable to equity holders ($'000)	(1,988,178)	(468,966)		(26,121)
Less: allocation of loss to non-controlling interest ($'000)	(11,569)	(9,959)		(289)
Loss attributable to IHS common shareholders ($'000)	(1,976,609)	(459,007)		(25,832)

Basic weighted average shares outstanding (‘000)**	333,176	330,963		301,185
Potentially dilutive securities (‘000)**	1,980	5,083		20,323
Potentially dilutive weighted average common shares outstanding (‘000)**	335,156	336,046		321,508

Loss per share:
Basic loss per share ($)	(5.93)	(1.39)		(0.09)
Diluted loss per share ($)	(5.93)	(1.39)		(0.09)

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

**On October 13, 2021 all of the outstanding Class A and Class B shares of the Company were exchanged on a 500 to 1 basis for ordinary shares. The loss per share is based on the new number of shares. The comparatives have also been adjusted. Refer to note 25 for further information.

Potentially dilutive securities represent share-based compensation, but these securities are currently anti-dilutive and thus do not impact diluted loss per share.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

14.Property, plant and equipment

							Total
	Towers			Furniture and		Capital	(excluding	Right-
	and tower	Fiber	Land and	office	Motor	work in	right-of-use	of-use
	equipment	assets	buildings	equipment	vehicles	progress	asset)	asset
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At January 1, 2021	2,660,120	—	47,436	18,169	20,148	74,646	2,820,519	549,594
Additions during the year	20,995	—	825	5,056	6,012	224,479	257,367	113,722
Additions through business combinations (note 31)***	77,142	233,809	968	93	—	5,495	317,507	41,709
Reclassification	124,548	23,241	5,999	—	—	(153,788)	—	—
Transfer from advance payments	111,439	7,862	4,112	—	—	3,959	127,372	—
Disposals*	(21,359)	—	—	(82)	(1,825)	—	(23,266)	(18,872)
Effects of movement in exchange rates	(143,357)	(14,222)	(3,072)	(1,038)	(877)	(8,438)	(171,004)	(35,649)
At December 31, 2021	2,829,528	250,690	56,268	22,198	23,458	146,353	3,328,495	650,504

At January 1, 2022	2,829,528	250,690	56,268	22,198	23,458	146,353	3,328,495	650,504
Additions during the year****	(20,994)	70,905	1,489	7,453	6,961	350,512	416,326	100,832
Additions through business combinations (note 31)***/*****	266,110	—	885	—	—	—	266,995	478,602
Reclassification	176,625	10,991	1,992	4,231	—	(193,839)	—	—
Transfer from advance payments	100,578	16,412	6,754	33	—	2,008	125,785	—
Disposals*	(239,350)	—	—	(459)	(1,286)	—	(241,095)	(17,755)
Effects of movement in exchange rates*****	(150,930)	15,184	(3,802)	(1,148)	(1,856)	(17,876)	(160,428)	(47,003)
At December 31, 2022*****	2,961,567	364,182	63,586	32,308	27,277	287,158	3,736,078	1,165,180

At January 1, 2023	2,961,567	364,182	63,586	32,308	27,277	287,158	3,736,078	1,165,180
Additions during the year****	64,165	32,293	3,017	3,775	4,481	351,362	459,093	123,281
Additions through business combinations (note 31)***	5,576	—	—	—	—	—	5,576	—
Reclassification	208,363	81,929	5,210	(2,300)	337	(293,539)	—	—
Transfer from advance payments	67,978	2,529	2,164	—	—	16,643	89,314	—
Disposals*	(122,022)	(35,575)	—	(1,743)	(2,216)	—	(161,556)	(52,271)
Effects of movement in exchange rates	(880,175)	3,431	(34,697)	(7,589)	(10,497)	(148,759)	(1,078,286)	(117,853)
Reclassified to assets held for sale	(111,551)	—	—	(52)	—	(127)	(111,730)	(1,347)
At December 31, 2023	2,193,901	448,789	39,280	24,399	19,382	212,738	2,938,489	1,116,990

Accumulated depreciation and impairment
At January 1, 2021	1,352,192	—	1,728	14,291	14,268	—	1,382,479	81,464
Charge for the year**	272,068	5,366	296	3,806	2,902	—	284,438	60,685
Impairment/(reversal of impairment)	48,391	—	(318)	—	—	—	48,073	2,797
Disposals*	(14,660)	—	—	(73)	(1,816)	—	(16,549)	(8,634)
Effects of movement in exchange rates	(82,676)	(12)	(69)	(867)	(583)	—	(84,207)	(6,459)
At December 31, 2021	1,575,315	5,354	1,637	17,157	14,771	—	1,614,234	129,853

At January 1, 2022	1,575,315	5,354	1,637	17,157	14,771	—	1,614,234	129,853
Charge for the year**	268,999	54,152	315	5,800	4,610	—	333,876	88,615
Impairment	34,702	201	—	—	—	—	34,903	3,151
Disposals*	(234,117)	—	—	(301)	(1,272)	—	(235,690)	(13,237)
Effects of movement in exchange rates*****	(83,573)	(675)	(119)	(1,219)	(1,100)	—	(86,686)	(8,221)
At December 31, 2022*****	1,561,326	59,032	1,833	21,437	17,009	—	1,660,637	200,161

At January 1, 2023	1,561,326	59,032	1,833	21,437	17,009	—	1,660,637	200,161
Charge for the year**	216,776	65,246	358	4,173	4,017	—	290,570	95,895
Impairment	85,567	464	—	—	—	—	86,031	1,663
Disposals*	(120,503)	(34,506)	—	(1,723)	(2,141)	—	(158,873)	(23,920)
Effects of movement in exchange rates	(587,037)	6,143	(958)	(4,826)	(6,135)	—	(592,813)	(43,018)
Reclassified to assets held for sale	(87,290)	—	—	(8)	—	—	(87,298)	(700)
At December 31, 2023	1,068,839	96,379	1,233	19,053	12,750	—	1,198,254	230,081

Net book value
At December 31, 2021	1,254,213	245,336	54,631	5,041	8,687	146,353	1,714,261	520,651

At December 31, 2022***	1,400,241	305,150	61,753	10,871	10,268	287,158	2,075,441	965,019

At December 31, 2023	1,125,062	352,410	38,047	5,346	6,632	212,738	1,740,235	886,909

*The disposals value of right-of-use assets represents disposals due to terminated leases and the impact of remeasurement of lease assets as a result of changes in lease terms.

**The charge for the period does not agree to the charge in the consolidated statement of income/(loss) and other comprehensive income/(loss) due to the indirect taxes benefit of $1.3 million (2022: $0.9 million, 2021: $0.4 million) in IHS Brasil Cessão de Infraestruturas S.A. claimed through depreciation over the useful life of the asset.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

***Includes subsequent asset acquisitions on business combination transactions.

****Includes net movements in assets relating to the decommissioning and site restoration provision.

*****Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Capital work-in-progress comprises mainly of tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.

The impairment in the year ended December 31, 2023 includes $71.0 million from power equipment assets in the SSA segment being classified as assets held for sale and remeasured at fair value less cost to sell. The sale of the assets is expected to be concluded within the next 12 months. Assets are not depreciated while they are classified as held for sale. The impairment in the year ended December 31, 2022 is primarily driven by the rationalization program agreed with a Key Customer which resulted in the impairment of the related Towers. It was determined that the recoverable amounts were nil and therefore their carrying amounts were written down to the recoverable amount. The impairment losses have been recognized in cost of sales in the consolidated statement of loss and other comprehensive income/(loss). The impairment in the year ended December 31, 2021 relates to towers on certain sites made dormant following the consolidation of customer equipment between sites, such towers being no longer in use and with no installed customer equipment.

(i)	Depreciation expense has been included in cost of sales and administrative expenses in the statement of income and other comprehensive income as below:

	2023	2022	*	2021
	$'000	$'000		$'000

Cost of sales (note 7)	373,889	411,579		330,799
Administrative expense (note 8)	11,314	9,995		13,917
	385,203	421,574		344,716

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

(ii)	Analysis of right of use assets

The carrying value of right of use assets at December 31, 2023 are comprised of vehicles of $2.4 million (2022: $3.5 million, 2021: $1.8 million) and land and building assets, the majority being leased land on which our towers are situated.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

15.Goodwill and other intangible assets

		Customer-	Network -
		related	related
		intangible	intangible
	Goodwill	assets	assets	Licenses	Software	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At January 1, 2021	656,507	732,434	73,552	15,796	22,091	1,500,380
Additions during the year	—	—	—	3,145	1,909	5,054
Additions through business combinations	156,817	191,332	38,205	—	1,035	387,389
Disposals	—	—	—	(18)	(723)	(741)
Exchange difference	(33,177)	(46,002)	(4,555)	(1,217)	(514)	(85,465)
At December 31, 2021	780,147	877,764	107,202	17,706	23,798	1,806,617

At January 1, 2022	780,147	877,764	107,202	17,706	23,798	1,806,617
Additions during the year	—	—	—	14,772	6,413	21,185
Additions through business combinations (note 31)*/***	119,035	171,765	72,932	—	—	363,732
Disposals	—	—	—	(4)	(395)	(399)
Exchange difference***	(13,543)	(18,163)	(4,844)	(1,886)	(572)	(39,008)
At December 31, 2022***	885,639	1,031,366	175,290	30,588	29,244	2,152,127

At January 1, 2023	885,639	1,031,366	175,290	30,588	29,244	2,152,127
Additions during the year	—	—	—	3,007	12,110	15,117
Additions through business combinations (note 31)	—	2,224	766	—	—	2,990
Disposals	—	(16,219)	(1,758)	(117)	(14,928)	(33,022)
Exchange difference	(134,613)	(119,291)	(13,619)	(45)	(4,670)	(272,238)
Reclassified to assets held for sale	—	—	—	—	(271)	(271)
At December 31, 2023	751,026	898,080	160,679	33,433	21,485	1,864,703

Accumulated amortization and impairment
At January 1, 2021	251	109,715	19,022	6,456	17,839	153,283
Charge for the year	—	29,037	4,237	978	3,914	38,166
Disposals	—	—	—	(15)	(726)	(741)
Exchange difference	—	(7,184)	(1,374)	(542)	(616)	(9,716)
At December 31, 2021	251	131,568	21,885	6,877	20,411	180,992

At January 1, 2022	251	131,568	21,885	6,877	20,411	180,992
Charge for the year	—	36,169	6,936	2,598	1,627	47,330
Impairment charge for the year**	121,596	—	—	—	—	121,596
Disposals	—	—	—	(4)	(394)	(398)
Exchange difference	404	(8,335)	(1,245)	(395)	(313)	(9,884)
At December 31, 2022	122,251	159,402	27,576	9,076	21,331	339,636

At January 1, 2023	122,251	159,402	27,576	9,076	21,331	339,636
Charge for the year	—	34,044	7,217	6,288	2,834	50,383
Disposals	—	(16,219)	(1,758)	(117)	(13,328)	(31,422)
Exchange difference	9,477	(43,850)	(7,335)	351	(4,827)	(46,184)
Reclassified to assets held for sale	—	—	—	—	(38)	(38)
At December 31, 2023	131,728	133,377	25,700	15,598	5,972	312,375

Net book value

At December 31, 2021	779,896	746,196	85,317	10,829	3,387	1,625,625

At December 31, 2022***	763,388	871,964	147,714	21,512	7,913	1,812,491

At December 31, 2023	619,298	764,703	134,979	17,835	15,513	1,552,328

*Includes subsequent asset acquisitions on business combination transactions.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

**The carrying amount of the IHS Latam tower businesses group of CGUs was reduced to its recoverable amount as at December 31, 2022 through the recognition of an impairment loss against goodwill. This loss is included in administrative expenses in the statement of profit or loss.

***Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Network related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer related intangible assets represent customer contracts and relationships.

Amortization expense has been included in cost of sales and administrative expenses in the statement of income and other comprehensive income:

	2023	2022	2021
	$’000	$'000	$'000

Cost of sales (note 7)	44,618	42,050	34,051
Administrative expenses (note 8)	5,765	5,280	4,115
	50,383	47,330	38,166

15.1Allocation of goodwill

Management reviews the business performance based on the geographical location of business. It has identified IHS Nigeria Limited, INT Towers Limited, IHS Towers NG Limited, IHS Cameroon S.A., IHS Côte d’Ivoire S.A., IHS Rwanda Limited, IHS Zambia Limited, IHS Kuwait Limited, IHS South Africa Proprietary Limited, the IHS Latam tower businesses and I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) as the main CGUs/Group of CGUs relevant for the allocation of goodwill. During 2023, the three CGUs in Nigeria were grouped together for purpose of impairment testing, as this reflects the level at which management reviews performance and manages its operations in the region. This group of CGUs is identified as IHS Nigeria. IHS Nigeria group of CGUs relate to the Nigeria operating segment, IHS Cameroon S.A, IHS Côte d’Ivoire S.A, IHS Zambia Limited, IHS South Africa Proprietary Limited and IHS Rwanda Limited CGUs related to the SSA operating segment, IHS Kuwait Limited CGU related to the MENA operating segment, and the IHS Latam tower businesses

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

group of CGUs and the I-Systems CGU relate to the Latam operating segment. Goodwill is monitored by management at a CGU/group of CGU level as noted above. The following is a summary of goodwill allocation for each CGU.

				Effects of
				movements in
	Opening	Additions through		and exchange rates	Closing
	balance	business combinations	Impairment	other movements	balance
	$'000	$'000	$'000	$'000	$'000
2023
IHS Nigeria	299,457	—	—	(147,730)	151,727
IHS Cameroon S.A.	41,741	—	—	1,547	43,288
IHS Côte d’Ivoire S.A.	20,701	—	—	767	21,468
IHS Zambia Limited	46,718	—	—	(13,901)	32,817
IHS Rwanda Limited	11,186	—	—	(1,682)	9,504
IHS Kuwait Limited	12,223	—	—	(12)	12,211
IHS South Africa Proprietary Limited	58,832	—	—	(4,418)	54,414
IHS Latam tower businesses	187,572	—	—	14,957	202,529
I-Systems	84,958	—	—	6,382	91,340
	763,388	—	—	(144,090)	619,298
2022
IHS Nigeria Limited	59,768	—	—	(3,432)	56,336
INT Towers Limited	214,775	—	—	(12,316)	202,459
IHS Towers NG Limited	43,138	—	—	(2,476)	40,662
IHS Cameroon S.A.	44,388	—	—	(2,647)	41,741
IHS Côte d’Ivoire S.A.	22,012	—	—	(1,311)	20,701
IHS Zambia Limited	50,709	—	—	(3,991)	46,718
IHS Rwanda Limited	11,867	—	—	(681)	11,186
IHS Kuwait Limited	12,369	—	—	(146)	12,223
IHS South Africa Proprietary Limited*	—	64,394	—	(5,562)	58,832
IHS Latam tower businesses	241,451	54,641	(121,596)	13,076	187,572
I-Systems	79,419	—	—	5,539	84,958
	779,896	119,035	(121,596)	(13,947)	763,388
2021
IHS Nigeria Limited	63,374	—	—	(3,606)	59,768
INT Towers Limited	227,715	—	—	(12,940)	214,775
IHS Towers NG Limited	45,741	—	—	(2,603)	43,138
IHS Cameroon S.A.	48,170	—	—	(3,782)	44,388
IHS Côte d’Ivoire S.A.	23,888	—	—	(1,876)	22,012
IHS Zambia Limited	39,907	—	—	10,802	50,709
IHS Rwanda Limited	12,319	—	—	(452)	11,867
IHS Kuwait Limited	13,142	—	—	(773)	12,369
IHS Latam tower businesses	182,000	75,034	—	(15,583)	241,451
I-Systems	—	81,783	—	(2,364)	79,419
	656,256	156,817	—	(33,177)	779,896

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

experience and expected future developments in the Group’s CGUs. Cash flows beyond the five-year period were valued using the estimated terminal growth rates stated below.

The key assumptions to which the value-in-use calculations are most sensitive are:

●	Revenue growth assumptions (taking into account tenancy ratios), and the direct effect these have on gross profit margins in the five-year forecast period;
●	pre-tax weighted average cost of capital;
●	gross margins; and
●	terminal growth rates.

	Pre-tax weighted average cost	Terminal	Tenancy					Gross margins excluding depreciation &
	of capital	growth rate	Ratio				*	amortization		*
2023
IHS Nigeria	29.5%	4.0%	4.05	x -	8.32	x		54.4	% -	75.5%
IHS Cameroon S.A.	14.1%	4.0%	2.64	x -	2.94	x		55.0	% -	59.2%
IHS Côte d’Ivoire S.A.	10.8%	4.0%	3.40	x -	4.04	x		48.9	% -	56.7%
IHS Zambia Limited	26.4%	4.0%	2.63	x -	3.11	x		64.0	% -	70.2%
IHS Rwanda Limited	17.1%	4.0%	1.69	x -	2.58	x		66.1	% -	72.6%
IHS South Africa Proprietary Limited	15.1%	4.0%	1.40	x -	2.94	x		42.5	% -	50.3%
IHS Kuwait Limited	7.6%	2.8%	1.01	x -	2.00	x		63.6	% -	71.8%

2022
IHS Nigeria Limited	24.4%	3.2%	3.76	x -	7.74	x		62.5	% -	78.7%
INT Towers Limited	25.4%	3.2%	3.93	x -	4.79	x		61.7	% -	74.0%
IHS Towers NG Limited	24.9%	3.2%	3.65	x -	4.73	x		65.3	% -	72.3%
IHS Cameroon S.A.	13.7%	4.0%	2.56	x -	3.10	x		56.6	% -	65.5%
IHS Côte d’Ivoire S.A.	11.0%	4.0%	3.35	x -	4.00	x		54.8	% -	61.5%
IHS Zambia Limited	30.2%	4.0%	2.61	x -	3.24	x		65.4	% -	72.8%
IHS Rwanda Limited	18.1%	4.0%	2.04	x -	2.64	x		69.0	% -	73.2%
IHS South Africa Proprietary Limited	13.9%	3.3%	1.25	x -	2.28	x		42.9	% -	66.4%
IHS Kuwait Limited	6.3%	3.6%	1.01	x -	1.53	x		56.6	% -	62.6%

2021
IHS Nigeria Limited	16.1%	2.7%	3.32	x -	5.18	x		64.2	% -	79.7%
INT Towers Limited	16.0%	2.7%	3.56	x -	4.98	x		67.4	% -	74.9%
IHS Towers NG Limited	16.5%	2.7%	3.63	x -	4.44	x		52.3	% -	63.1%
IHS Cameroon S.A.	12.1%	3.2%	2.37	x -	2.89	x		57.8	% -	64.6%
IHS Côte d’Ivoire S.A.	9.8%	3.2%	3.45	x -	4.46	x		53.8	% -	63.5%
IHS Zambia Limited	24.1%	2.0%	2.40	x -	3.30	x		65.2	% -	74.6%
IHS Rwanda Limited	15.5%	3.2%	2.04	x -	2.97	x		67.0	% -	73.3%
IHS Kuwait Limited	6.0%	2.9%	1.00	x -	1.46	x		52.4	% -	64.9%

*Tenancy ratios and gross margins (excluding depreciation & amortization) disclosed are for the forecast period 2024 – 2028. The tenancy ratios refer to the average number of tenants plus lease amendments (also including extra power and space) per tower that is owned or operated across a tower portfolio at a given point in time.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Management has considered and assessed reasonably possible changes for key assumptions on all markets. Any one of the following changes in assumptions could represent a reasonably possible scenario:

-	1% increase in the post-tax discount rate
-	1% decrease in the terminal growth rate
-	50% decrease in tenancy growth
-	10% decrease in gross margin

CGUs that will have an impairment due to any of the individual reasonably possible change scenarios listed above are as follows:

	1% increase	1% decrease	50% decrease	10% decrease
	in post-tax	in terminal	in tenancy	in gross
	discount rate	growth rate	growth	margin
	$'000	$'000	$'000	$'000
2023
IHS Zambia Limited	—	—	—	8,505

2022
IHS South Africa Proprietary Limited	68,724	45,732	155,908	77,017

The changes that would cause an impairment for the other CGUs are set out below:

Sensitivity analysis

IHS
		Cameroon	IHS Côte	IHS Rwanda	IHS South Africa	IHS Kuwait
	IHS Nigeria	S.A.	d’Ivoire S.A.	Limited	Proprietary Limited	Limited

% Rise in discount rate	Increase by 47.3pp	Increase by 4.7pp	Increase by 6.4pp	Increase by 11.7pp	Increase by 3.1pp	Increase by 7.3pp
Decrease in tenancy ratio	Decrease by an average of 1.36x over 4 years	Decrease by an average of 0.39x over 4 years	Decrease by an average of 0.80x over 4 years	Decrease by an average of 0.52x over 4 years	Decrease by an average of 0.40x over 4 years	Decrease by an average of 0.67x over 4 years
Gross margin (excluding depreciation and amortization)	Decrease by an average of 19.80x over 4 years	Decrease by an average of 10.0pp over 4 years	Decrease by an average of 15.4pp over 4 years	Decrease by an average of 19.9pp over 4 years	Decrease by an average of 8.4pp over 4 years	Decrease by an average of 33.2pp over 4 years
Decrease in terminal growth rate	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%

(b)Recoverable amount based on fair values less costs of disposal

The recoverable amounts of the IHS Latam tower businesses group of CGUs and the I-Systems CGU were based on fair value less costs of disposal.

Fair value less costs of disposal is determined on the basis of the income approach, discounting estimated future net local currency cash flows that reflects current market expectations (Level 3).

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

The key assumptions to which the fair value less costs of disposal calculation for the Latam tower businesses are most sensitive are:

●	revenue growth assumptions (taking into account tenancy growth) and the direct effect these have on gross profit margins in the ten-year forecast period for the IHS Latam tower businesses group of CGUs;
●	revenue growth assumptions (including homes connected) and the direct effect these have on gross profit margins in the ten-year forecast period for the I-Systems CGU;
●	discount rates (being post-tax weighted average cost of capital);
●	estimated costs of disposal based on management’s experience of previously completed business combinations; and
●	terminal growth rates.

	Discount rate	Terminal growth rate	Tenancy growth*	Homes connected	Cost of disposal
2023
IHS Latam tower businesses	11.0%	4.4%	6.4%	n.a	0.5%
I-Systems	10.7%	4.4%	n.a	1 million - 3.1 million	0.5%

2022
IHS Latam tower businesses	10.1%	4.1%	9.8%	n.a	0.5%
I-Systems	9.6%	4.3%	n.a	1 million - 3.6 million	0.5%

*Tenancy growth disclosed is for the average annual growth rate for tenancies over the forecast period 2024 – 2033.

An impairment loss of $Nil (2022: $121.6 million) was recognized in the IHS Latam Tower business group of CGUs due to  macroeconomic conditions which have deteriorated over the last year, increasing the discount rate, and a reduction in the cash flows in the outer years of the forecast used for impairment testing.

Management has determined the reasonably possible changes in key assumptions as follows:

-	1% increase in the post-tax discount rate
-	1% decrease in the terminal growth rate
-	15% decrease in tenancy growth
-	15% decrease in growth in homes connected

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

For the Latam Towers businesses group of CGUs these reasonably possible change scenarios would individually result in an impairment charge (2022: individually increase the impairment charge) as follows:

	1% increase	1% decrease	15% decrease
	in post tax	in terminal	in tenancy
	discount rate	growth rate	growth
	$'000	$'000	$'000
2023
IHS Latam Towers businesses	139,955	71,817	88,368

2022
IHS Latam Towers businesses	174,000	108,000	113,000

For the I-Systems CGU management has concluded that no reasonably possible scenario could give rise to an impairment.

16.Deferred income tax

	2023	2022	*
	$’000	$'000

Deferred income tax assets	63,786	78,369
Deferred income tax liabilities	(137,106)	(183,518)
Net deferred tax liabilities	(73,320)	(105,149)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority and are classified on a net basis within either deferred tax assets or deferred tax liabilities. These net country amounts are aggregated according to their asset or liability position and presented as then aggregated in the statement of financial position:

	2023	2022	*
	$’000	$'000
Deferred income tax assets
Property, plant and equipment**	(4,807)	(7,137)
Intangible assets	23,386	20,313
Provisions**	3,490	14,574
Tax losses	30,668	28,443
Right of use asset**	(73,400)	(53,820)
Lease liability**	84,886	65,419
Other**	(437)	10,577
Total	63,786	78,369

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

	2023	2022	*
	$'000	$'000
Deferred income tax liabilities
Property, plant and equipment**	(107,444)	(165,602)
Intangible assets	(168,133)	(197,932)
Provisions**	46,734	57,075
Unrealized derivative income	20,194	(337)
Timing differences on loans	4,100	19,071
Unrealized foreign exchange	14,719	12,150
Tax losses	21,676	11,164
Unutilized capital allowances	30,085	79,110
Right of use asset**	(42,299)	(81,987)
Lease liability**	49,676	88,255
Other**	(6,414)	(4,485)
Total	(137,106)	(183,518)

The Group recognizes deferred tax assets to the extent that it is probable that sufficient future taxable profits will arise against which these deductible temporary differences can be utilized. As of December 31, 2023, a net deferred tax asset of $57.9 million has been recognized with respect to the Brazil tower business, which includes tax losses and other deductible temporary differences. The Group has performed an assessment of recovery of deferred tax assets for this entity using forecasted future taxable profits and considers that it is probable that sufficient future taxable profits will arise against which these losses and deductible temporary differences can be utilized.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

							Other including
			Provisions/				Unrealized
	Property,		share‑based				exchange
	plant and		payments		Intangible	Loans and	differences		Right of use		Lease
	equipment	**	obligation	**	assets	derivatives	/tax losses	**	asset	**	liability	**	Total
Net deferred income tax	$'000		$'000		$'000	$'000	$'000		$'000		$'000		$'000

At January 1, 2021	(168,784)		81,846		(191,887)	(26,054)	135,529		(136,986)		142,595		(163,741)
Additions through business combinations	(6,065)		—		(73,330)	—	—		—		—		(79,395)
Tax (charge)/income	(2,185)		(7,659)		85,254	9,295	(11,895)		(11,368)		12,274		73,716
Effects of movement in exchange rates	11,014		(4,759)		13,806	1,874	(10,181)		9,508		(9,897)		11,365
At December 31, 2021	(166,020)		69,428		(166,157)	(14,885)	113,453		(138,846)		144,972		(158,055)

At January 1, 2022	(166,020)		69,428		(166,157)	(14,885)	113,453		(138,846)		144,972		(158,055)
Additions through business combinations (note 31)*	(61,184)		—		(76,680)	—	—		—		—		(137,864)
Tax income*	49,634		3,859		59,702	33,127	26,044		8,752		2,737		183,855
Effects of movement in exchange rates*	4,831		(1,638)		5,516	492	(2,538)		(5,713)		5,965		6,915
At December 31, 2022	(172,739)		71,649		(177,619)	18,734	136,959		(135,807)		153,674		(105,149)

At January 1, 2023	(172,739)		71,649		(177,619)	18,734	136,959		(135,807)		153,674		(105,149)
Additions through business combinations (note 31)	—		—		—	—	—		—		—		—
Tax income/(charge)	24,045		(8,943)		(9,239)	10,002	(14,195)		(12,090)		17,322		6,902
Effects of movement in exchange rates	36,443		(12,482)		42,111	(4,442)	(32,467)		32,198		(36,434)		24,927
At December 31, 2023	(112,251)		50,224		(144,747)	24,294	90,297		(115,699)		134,562		(73,320)

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

**Re-presented following adoption of IAS 12. Refer to note 2.1.1 above for further information.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Deferred income tax assets are recognized for deductible temporary differences and tax losses carried forward only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and future taxable profits. The Group has $2.4 billion (2022: $1.8 billion, 2021: $1.8 billion) in deductible temporary differences for which no deferred tax is recognized. The amounts due to expire primarily relate to excess finance costs in Nigeria. Amounts due to expire on December 31, 2024, December 31, 2025, December 31, 2026 and December 31, 2027, respectively, are as follows: $91.1 million (2022: $222.3 million, 2021: $230.9 million), $138.9 million (2022: $180.0 million, 2021: $191.0 million), $63.6 million (2022: $274.3 million, 2021: $298.1) and $39.4 million (2022: $99.4 million, 2021: $Nil).

As of December 31, 2023, 2022 and 2021, there were $6.5 million, $122.2 million and $104.9 million, respectively, of temporary differences associated with undistributed earnings of subsidiaries, of which deferred tax liabilities have not been recognized.

17.Inventories

	2023	2022
	$'000	$'000

Stock of materials	40,589	74,216

Inventories are measured at lower of cost and net realizable value. Diesel is held at cost and consumables are held at cost less provision for obsolescence. During the year, an inventory write-down expense of $0.4 million was recognized (2022: $1.7 million, 2021: $0.1 million). The value of inventory recognized as an expense during the year is $321.4 million (2022: $371.8 million, 2021: $267.5 million).

18.Derivative financial instruments

The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the statement of loss and other comprehensive income/(loss). The related net foreign exchange gain/(loss) is included in finance income (note 10) and finance costs (note 11).

The underlying contractual notional amount for the derivative instruments is as follows, as of December 31, of each of the following years:

	2023	2022
	$'000	$'000
Derivative instruments
Foreign exchange swaps*	125,000	160,448
Embedded options within listed bonds	1,940,000	1,940,000
	2,065,000	2,100,448

*Note that these foreign exchange swaps are expected to be settled in the next 12 months from December 31, 2023.

The fair value balances are as follows:

	2023	2022
	$'000	$'000
Derivative instruments
Foreign exchange swaps	(68,133)	(1,393)
Interest rate caps	565	821
Embedded options within listed bonds	1,540	5,300
	(66,028)	4,728

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

The change in fair value of the derivative instruments has been recorded in the statement of loss and other comprehensive income/(loss) as follows:

	2023	2022	2021
	$'000	$'000	$'000
Derivative instruments
Foreign exchange swaps/non‑deliverable forwards	(92,151)	(1,599)	(3,897)
Interest rate caps	163	(89)	—
Embedded options within listed bonds	(3,760)	(159,889)	604
Embedded options within revenue contracts	—	—	7,231
	(95,748)	(161,577)	3,938

The credit ratings of the Group’s derivative financial instrument assets at December 31, 2023 and 2022 based on publicly reported Fitch ratings were:

	2023	2022
	$'000	$'000
Derivative financial instrument assets
Not rated	2,105	6,121
	2,105	6,121

Refer to note 4(a) for further information on the derivative financial instruments.

Reconciliation of movements

	2023	2022
	$'000	$'000
Foreign exchange swaps/non-deliverable forwards
Opening balance	(1,393)	(3,771)
Fair value loss (unrealized foreign exchange on open contracts)	(92,151)	(1,599)
Foreign exchange gain	25,831	780
Cash flow on settlement	(420)	3,197
	(68,133)	(1,393)

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

19.Trade and other receivables

	2023	2022
	$’000	$'000
Current
Trade receivables	233,528	236,390
Less: impairment provisions	(21,205)	(25,365)
Net trade receivables*	212,323	211,025
Other receivables**	317,452	387,019
Prepaid land rent	1,016	1,030
Other prepaid expenses	29,979	26,820
Advance payments	33,364	22,076
Withholding tax receivables	1,362	1,201
VAT receivables	12,339	14,296
	607,835	663,467
Non-current
Accrued income and lease incentive	71,891	35,321
Other tax receivables	7,116	5,945
Payment in advance for property, plant and equipment	61,874	83,118
Contingent consideration receivable***	6,411	5,963
	147,292	130,347

*The fair value is equal to their carrying amount.

**Included in other receivables are short-term fixed deposits which are not classified as cash and cash equivalents as it exceeds the three-month maturity period.

***Receivable on the I-Systems Soluções de Infraestrutura S.A. acquisition. The balance increased since acquisition due to foreign exchange movements.

Included in trade receivables is $84.9 million (2022: $86.2 million, 2021: $103.4 million) relating to accrued revenue of which $19.5 million (2022: $17.7 million, 2021: $22.2 million) relates to contract assets, with the remainder being accrued lease rental income.

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

20.Cash and cash equivalents

	2023	2022
	$’000	$'000

Cash at bank	293,823	514,078
Cash and cash equivalents	293,823	514,078

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

The credit ratings of the Group’s principal banking partners at December 31, 2023 and 2022 based on publicly reported Fitch ratings as shown below. The Group regularly monitors its credit risk with banking partners and did not incur any losses during 2023 and 2022 as a result of bank failures.

	2023	2022
	$’000	$'000
Cash and cash equivalents
AAA (F1+)	16,030	20,916
AA	2	—
A+	15,686	22,790
A (F1)	67,505	244,483
A-	216	—
BBB+	15,889	506
BBB-	88	115
B+	7,611	—
B	169,517	217,335
B-	—	7,242
Not rated	1,279	691
	293,823	514,078

21.Trade and other payables

	2023	2022
	$’000	$'000
Current
Trade payables	330,622	442,959
Deferred revenue	41,462	86,363
Withholding tax payable	3,555	5,820
Payroll and other related statutory liabilities	46,282	45,331
VAT payables	37,829	51,103
Other payables	72,877	37,573
	532,627	669,149

Non-current
Other payables	4,629	1,459
	4,629	1,459

Included in deferred revenue is $7.9 million (2022: $22.9 million, 2021: $2.8 million) which relates to contract liabilities.

The contract liabilities relating to December 31, 2022 were fully recognized in revenue during the year end December 31, 2023.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

22.Borrowings

	2023	2022
	$’000	$'000
Non-current
Senior Notes	1,930,457	1,920,783
Bank borrowings	1,126,239	985,505
	3,056,696	2,906,288

Current
Senior Notes	26,912	27,060
Bank borrowings	107,110	213,576
Bank overdraft	675	—
Letters of credit	319,454	197,478
	454,151	438,114

Total borrowings	3,510,847	3,344,402

Reconciliation of cash and non-cash changes

	2023	2022	2021
	$’000	$’000	$’000

Opening balance – January 1	3,344,402	2,609,090	2,203,209
Additions through business combination	—	—	6,457
Interest expense (note 11)	362,381	256,208	174,876
Interest paid	(299,029)	(234,567)	(168,285)
Bank loans and bond proceeds received (net of transaction costs)	985,992	1,263,272	1,076,063
Bank loans and bonds repaid	(689,940)	(506,504)	(653,504)
Bank overdraft	612	—	3,208
Other transaction costs	(19,441)	(19,911)	(38,597)
Foreign exchange and other movements	(174,130)	(23,186)	5,663
Closing balance – December 31	3,510,847	3,344,402	2,609,090

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

22.1Analysis of borrowings

Debt is made up of the following:

					2023	2022
	Currency	Maturity date	Interest rate		$’000	$’000
Senior Notes
IHS Holding Limited	US Dollar	2026	5.63%		498,920	497,861
IHS Holding Limited	US Dollar	2028	6.25%		498,635	497,979
IHS Netherlands Holdco B.V.	US Dollar	2027	8.00%		959,814	952,003

Bank borrowings
IHS Holding Term Loan	US Dollar	2025	3.75	% + CAS + 3M SOFR	370,935	368,630
IHS (Nigeria) Limited	Nigerian Naira	2023	12.50	- 18.00%	—	57,448
INT Towers Ltd	Nigerian Naira	2024	2.50	% + 3M NIBOR	—	191,188
INT Towers Ltd	Nigerian Naira	2028	20.00%		186,302	—
IHS Côte d'Ivoire Ltd	CFA Franc	2024	5.00%		6,570	18,854
IHS Côte d'Ivoire Ltd	Euro	2024	3.00	% + 3M EURIBOR	4,841	14,217
IHS Zambia Ltd	US Dollar	2027	5.00	% + CAS + 3M SOFR	81,297	94,596
IHS Brasil - Cessão de Infraestruturas S.A.	Brazilian Real	2031	3.10	% + CDI	252,341	—
IHS Brasil - Cessão de Infraestruturas S.A.	Brazilian Real	2029	3.65	% + CDI	—	68,591
IHS Brasil - Cessão de Infraestruturas S.A.	Brazilian Real	2028	3.05	% + CDI	—	82,928
I-Systems Soluções de Infraestrutura S.A.	Brazilian Real	2030	2.45	- 2.50% + CDI	84,305	38,542
IHS Kuwait Limited	Kuwait Dinar	2029	2.00	% + 3M KIBOR	61,354	66,251
IHS Towers South Africa Proprietary Limited	South African Rand	2029	2.75	% + 3M JIBAR	185,404	197,836

Bank overdraft
IHS Towers South Africa Proprietary Limited	South African Rand	2024	11.50%		675	—

Letters of credit
IHS (Nigeria) Limited	US Dollar	2024	12.00	- 15.55%	98,918	66,047
INT Towers Ltd	US Dollar	2024	12.00	- 15.75%	219,418	128,063
ITNG Limited	US Dollar	2024	15.49%		23	987
Global Independent Connect Limited	US Dollar	2024	13.25	- 15.49%	1,095	1,330
Global Independent Connect Limited	Chinese Yuan	2023	12.05%		—	1,051
					3,510,847	3,344,402

i.Bank borrowings – new facilities, facility amendments and drawdowns during the reporting period

The Group is in compliance with the restrictive debt covenants related to the listed bonds and covenants related to external borrowings as at the year end. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on December 31, 2023.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

IHS Holding (2020) Revolving Credit Facility

IHS Holding Limited is party to a $300.0 million revolving credit facility agreement, originally entered into in March 2020 (as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement entered into in June 2021 and November 2023) (the “IHS Holding RCF”) and entered into between, amongst others, IHS Holding Limited as borrower, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria as guarantors, Citibank Europe PLC, UK Branch as facility agent and certain financial institutions listed therein as original lenders.

In July 2023, the available commitments were increased to $300.0 million pursuant to the facility increase clause contained within the IHS Holding RCF. In November 2023, the IHS Holding RCF was further amended and restated to, among other things, extend the termination date to October 30, 2026.

As of December 31, 2023, there are no amounts drawn and outstanding under the IHS Holding RCF.

IHS Holding (2022) Bullet Term Loan Facility

IHS Holding Limited entered into a $600.0 million term loan agreement in October 2022 (as amended and/or restated from time to time, the “IHS Holding 2022 Term Loan”), between, amongst others, IHS Holding Limited as borrower, Citibank Europe plc, UK Branch as facility agent and certain financial institutions listed therein as original lenders. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

In October 2023, the available commitments under the IHS Holding 2022 Term Loan were voluntarily reduced by $100.0 million and the availability period on the remaining balance in available commitments was extended to April 2024 from October 2023.

As of December 31, 2023, $370.0 million of the IHS Holding 2022 Term Loan was drawn down. The majority of the drawn proceeds have been applied toward the prepayment of the IHS Holding Bridge Facility and the U.S. dollar tranche of the Nigeria 2019 Facility. The undrawn portion as at year end of $130.0 million can be applied toward general corporate purposes.

Nigeria (2023) Term Loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 165.0 billion (approximately $181.0 million) term loan agreement in January 2023 (as amended and/or restated from time to time the “Nigeria 2023 Term Loan”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Towers NG Limited and INT Towers as borrowers; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., and Nigeria Tower Interco B.V. as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

The Nigeria 2023 Term Loan was drawn down for an original principal amount of NGN 124.5 billion (approximately $136.6 million), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers, IHS Nigeria, and general corporate and working capital purposes.

As of January 3, 2023, the total commitments available under the Nigeria 2023 Term Loan were NGN 124.5 billion (approximately $136.6 million), which were increased in February 2023, by NGN 29.0 billion (approximately $31.8 million) and further increased in May 2023, by NGN 11.5 billion (approximately $12.6 million) pursuant to the facility increase clause contained within the loan agreement up to its total NGN 165.0 billion (approximately $181.0 million) capacity.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

In January 2023, NGN 124.5 billion (approximately $136.6 million) was drawn down under the Nigeria 2023 Term Loan. Further drawdowns took place in March 2023, April 2023 and June 2023 for NGN 14.0 billion (approximately $15.4 million), NGN 15.0 billion (approximately $16.5 million) and NGN 11.5 billion (approximately $12.6 million) respectively.

As of December 31, 2023, NGN 165.0 billion (approximately $181.0 million) had been drawn down under this facility.

Nigeria (2023) Revolving Credit Facility

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 55.0 billion (approximately $60.3 million) revolving credit facility agreement in January 2023 (as amended and/or restated from time to time the “Nigeria 2023 RCF”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., and Nigeria Tower Interco B.V. as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

As of January 3, 2023, the total commitments available under the Nigeria 2023 RCF were NGN 44.0 billion (approximately $48.3 million), which were further increased in February 2023, by NGN 11.0 billion (approximately $12.1 million) to NGN 55.0 billion (approximately $60.3 million), pursuant to the facility increase clause contained within the loan agreement.

As of December 31, 2023, there are no amounts drawn and outstanding under the Nigeria (2023) Revolving Credit Facility.

Repayment of the IHS (Nigeria) Local Facilities

On January 11, 2023, the following IHS (Nigeria) Limited local facilities were fully repaid:

(i)	IHSN NG1 Facility (a NGN 16.1 billion (approximately $17.7 million) facility entered into in March 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited).
(ii)	IHSN NG2 Facility (a NGN 10.0 billion (approximately $11.0 million) facility entered into in May 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited).

Repayment of the Nigeria (2019) term loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into a term loan agreement, originally dated September 3, 2019 (and as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement dated September 29, 2021) (the “Nigeria 2019 Facility”). In January 2023, the full remaining principal amount of the Naira tranche of the Nigeria 2019 Facility of NGN 88.3 billion (approximately $96.9 million) (plus accrued interest) was prepaid.

I-Systems Facility drawdown

I-Systems Soluções de Infraestrutura S.A. (formerly known as Fiberco Soluções de Infraestrutura S.A.) (“I-Systems”) entered into a BRL 200.0 million (approximately $41.2 million) credit agreement, originally dated October 3, 2022 (as amended and/or restated from time to time, the “I-Systems Facility”). On October 13, 2022, Itau Unibanco S.A. provided an additional commitment in an aggregate amount of BRL 200.0 million (approximately $41.2 million) on the same terms, available in two tranches.

On February 3, 2023, I-Systems drew down a tranche of BRL 80.0 million (approximately $16.5 million) pursuant to the I-Systems Facility. The interest rate applicable on this tranche is CDI plus 2.45% (assuming a 252-day calculation basis). On March 31, 2023, I-Systems drew down a tranche of BRL 120.0 million (approximately $24.7 million) pursuant to the I-Systems Facility. The interest rate applicable on this tranche is CDI plus 2.50% (assuming a 252-day calculation basis). As

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

of December 31, 2023, BRL 400 million (approximately $82.4 million) had been drawn down under this facility.

Repayment of the IHS Brasil - Cessão de Infraestruturas S.A. Facilities

IHS Brasil Participacoes Ltda entered into (and later assigned to IHS Brasil - Cessão de Infraestruturas S.A.) the following facilities: (a) a BRL 300.0 million (approximately $61.8 million) credit agreement originally in May 2021 (as amended and/or restated from time to time, the “IHS Brasil Facility 1”), and (b) a BRL 100.0 million (approximately $20.6 million) credit agreement originally in June 2021 (as amended and/or restated from time to time, the “IHS Brasil Facility 2” and, together with the IHS Brasil Facility 1, the “IHS Brasil Facilities”).

IHS Brasil - Cessão de Infraestruturas S.A. also entered into a BRL 495.0 million (approximately $102.0 million) credit agreement originally in April 2022 (as amended and/or restated from time to time, the “GTS Facility”).

In September 2023, we prepaid the full remaining principal amount of the IHS Brasil Facilities and the GTS Facility of BRL 713.6 million (approximately $147.1 million) (plus accrued interest) using the proceeds received following the issuance of the IHS Brasil Debentures.

IHS Brasil - Cessão de Infraestruturas S.A. Debentures

IHS Brasil - Cessão de Infraestruturas S.A. issued debentures for BRL 1,200.0 million (approximately $247.3 million), in September 2023 (as amended and/or restated from time to time, the “IHS Brasil Debentures”). The IHS Brasil Debentures amortize, starting from February 2026, semi-annually until maturity in August 2031.

The IHS Brasil Debentures contain customary information and financial covenants, including but not limited to the maintenance of specified net debt to EBITDA and interest cover ratios. They also contain customary negative covenants and restrictions including, but not limited to, dividends and other payments to shareholders, intercompany loans and capital reductions.

The IHS Brasil Debentures are  secured by a pledge over all shares owned by IHS Netherlands BR B.V. in IHS Brasil – Cessão de Infraestruturas S.A. and a pledge over the bank account where the companies’ receivables are deposited.

The IHS Brasil Debentures have an interest rate of CDI plus 3.10% (assuming a 252-day calculation basis) and will terminate in August 2031.

The proceeds from the issuance were used to refinance certain indebtedness of IHS Brasil - Cessão de Infraestruturas S.A. (including the IHS Brasil Facilities and the GTS Facility) and for general corporate and working capital purposes.

IHS Kuwait Facility drawdown

IHS Kuwait Limited entered into a loan agreement originally dated April 19, 2020 (as amended and/or restated from time to time) with a total commitment of KWD 26.0 million (approximately $84.6 million) (the “Kuwait Facility”).

The Kuwait Facility will terminate in April 2029, and as of December 31, 2023, KWD 21.8 million (approximately $70.9 million) of this facility was drawn down.

IHS South Africa Facility

IHS Towers South Africa Proprietary Limited (“IHS SA”) entered into a loan agreement originally in May 2022 (as amended and/or restated from time to time) with a total commitment of ZAR 3,470.0 million (approximately $189.0 million)  (the “IHS SA Facility”). In May 2023, IHS SA drew down ZAR 70.0 million (approximately $3.8 million) under the facility. As of December 31, 2023, ZAR 3,470 million (approximately $189.0 million) had been drawn down under this facility.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

IHS South Africa Overdraft

IHS SA entered into a ZAR 350.0 million (approximately $19.1 million) overdraft facility agreement in October 2023 (the “IHS SA Overdraft”). The IHS SA Overdraft is governed by South African law and funds borrowed under the facility will be applied towards general corporate purposes. The IHS SA Overdraft will terminate in October 2024.

As of December 31, 2023, ZAR 11.3 million (approximately $0.6 million) has been drawn down under this facility.

CIV (2023) Term Loan

IHS Côte d’Ivoire S.A. entered into a facility agreement originally in December 2023 (as amended and/or restated from time to time) with, amongst others, certain financial institutions listed therein as original lenders, split into one tranche with a total commitment of €88.0 million (approximately $97.1 million) (the “CIV 2023 Euro Tranche”), and another tranche with a total commitment of XOF 11.2 billion (approximately $18.8 million) (the “CIV 2023 XOF Tranche” and, together with the CIV 2023 Euro Tranche, the “CIV 2023 Term Loan”). The CIV 2023 Term Loan is governed by French law. Funds under the facility are to be applied towards, inter alia, refinancing certain indebtedness of IHS Côte d’Ivoire S.A. (including the IHS Côte d’Ivoire S.A. Facility), general corporate and working capital purposes, and funding a settlement of intercompany loans.

The CIV Term Loan will terminate in December 2028. As of December 31, 2023, there are no amounts drawn under this facility.

ii.Letters of credit

As of December 31, 2023, IHS (Nigeria) Limited has utilized $98.9 million through funding under agreed letters of credit. These letters mature on March 31, 2024 and their interest rates range from 12.00% to 15.55%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of December 31, 2023, INT Towers Limited has utilized $219.4 million through funding under agreed letters of credit. These letters mature on March 31, 2024 and their interest rates range from 12.00% to 15.75%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of December 31, 2023, IHS Towers NG Limited has utilized $0.02 million through funding under agreed letters of credit. These letters mature on March 31, 2024 and incur interest at a rate of 15.49%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of December 31, 2023, Global Independent Connect Limited has utilized $1.1 million through funding under agreed letters of credit. These letters mature on March 31, 2024 and their interest rates range from 13.25% to 15.49%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

23.Lease liabilities

	2023	2022	*
	$’000	$’000

Current	91,156	87,240
Non-current	510,838	518,318
Total lease liabilities	601,994	605,558

Lease liabilities represent the net present value of future payments due under long term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the period, payments to the value of $131.3 million (2022: $112.8 million, 2021: $96.2 million) were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Reconciliation of cash and non-cash changes

	2023	2022	*	2021
	$’000	$’000		$’000

At January 1	605,558	376,101		314,747
Additions through business combinations (note 31)	—	216,218		44,557
Additions through new leases or remeasurements	159,624	118,609		131,438
Interest and finance charges for lease liabilities (note 11)	61,617	52,234		32,826
Payments for the principal of lease liabilities	(72,854)	(76,629)		(63,324)
Interest paid for lease liabilities	(58,443)	(36,178)		(32,923)
Remeasurements or terminations**	(67,547)	(37,718)		(30,978)
Effects of movement in exchange rates	(25,961)	(7,079)		(20,242)
Closing balance – December 31	601,994	605,558		376,101

Amount recognized in the statement of income

	2023	2022	*	2021
	$'000	$'000		$'000

Interest on lease liabilities (note 11)	61,617	52,234		32,826
Expenses relating to short-term leases and low value assets (note 7)	10,879	16,924		11,165
Depreciation for right of use assets (note 14)	95,895	88,615		60,685
Total for the year ended	168,391	157,773		104,676

As at December 31 the contractual maturities of the lease liabilities were as follows:

		Total
	Carrying	contractual	Within	2 - 3	4 – 5	Over 5
	value	cash flows	1 year	years	years	years
	$'000	$'000	$'000	$'000	$'000	$'000
2023
Lease liabilities	601,994	1,181,459	101,709	193,434	180,895	705,421

2022
Lease liabilities*	605,558	1,108,532	92,417	179,930	168,231	667,954

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

**This value represents disposals due to terminated leases and the impact of remeasurement of lease liabilities as a result of changes in lease terms.

Lease obligation contractual cash flows are disclosed with the same renewal expectation assumption assessed for lease accounting under IFRS 16. The average remaining lease term remaining at December 31, 2023 is 12.5 years.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

24.Provisions for other liabilities and charges

Decommissioning and site restoration provision

	2023	2022	2021
	$'000	$'000	$'000

At January 1	85,016	71,941	53,266
Additions through business combinations (refer to note 31)	—	34,419	8,347
Net provision increases and remeasurements	(505)	(24,898)	7,212
Payments for tower and tower equipment decommissioning	(343)	(343)	(231)
Reversal of decommissioning through profit and loss	—	—	(2,671)
Unwinding of discount	9,156	7,084	4,644
Effects of movement in exchange rates	(6,916)	(3,187)	1,374
At December 31	86,408	85,016	71,941

Analysis of total decommissioning and site restoration provisions:
Non-current	86,131	84,533	71,598
Current	277	483	343
	86,408	85,016	71,941

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

The discount rates applied have been in line with the weighted average borrowing rate for the respective operating entities in the periods the assets were constructed/acquired. Below is the discount rate applied by each operating entity:

		IHS	IHS Côte	IHS	IHS	IHS
	Nigerian	Cameroon	d’Ivoire	Zambia	South Africa	Rwanda	Brazilian	IHS Kuwait
Discount	entities	S.A.	S.A.	Limited	Proprietary Limited	Limited	entities	Limited
rates	%	%	%	%	%	%	%	%

2023	11.1	7.4	5.9	14.0	12.2	13.5	15.1	6.3
2022	11.1	5.5	8.0	9.1	11.1	16.0	16.4	3.4

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Based on the simulation performed, the impact on accumulated losses of a 1% (2022: 1%) shift in discount rate is given below:

	Increase/ (decrease)
	on accumulated losses
	2023	2022	2021
	$’000	$’000	$’000

Effect of 1% increase in discount rate	(2,562)	(2,066)	(1,571)
Effect of 1% decrease in discount rate	1,189	1,606	1,093

25.Stated capital

	Class A shares pre-IPO / Ordinary Shares post-IPO				Class B shares pre-IPO
			Stated				Stated
			capital net				capital net
	Number of	Stated	of issue		Number of	Stated	of issue
	shares	capital	costs		shares	capital	costs
	000’s	$'000	$'000		000’s	$'000	$'000

At January 1, 2021	130,492,567	4,233,335	4,231,856		16,558,927	299,405	299,014
Reclassification of Class A and Class B shares to ordinary shares	16,558,927	299,405	299,014		(16,558,927)	(299,405)	(299,014)

Impact of reverse share split	(146,757,391)	—	—		—	—	—
Shares issued on IPO	18,000	378,000	378,000		—	—	—
Share issue costs	—	—	(28,154)		—	—	—
Shares issued on exercise of options	15,717	342,768	342,768		—	—	—

December 31, 2021	327,820	5,253,508	5,223,484		—	—	—

Shares issued on exercise of options	4,100	88,469	88,469		—	—	—

December 31, 2022	331,920	5,341,977	5,311,953		—	—	—

Shares issued on exercise of options	2,478	92,896	92,896		—	—	—
Shares repurchased and canceled through buyback program	(1,879)	(10,037)	(10,037)		—	—	—

At December 31, 2023	332,519	5,424,836	5,394,812	*	—	—	—

*As at December 31, 2023 stated capital was made up of share capital of $99,755,745 and share premium of $5,295,055,920.

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

In August 2023, the Company’s board of directors (the “Board”) authorized a stock repurchase program for up to $50.0 million of the Company’s ordinary shares, effective as of August 15, 2023 through August 15, 2025, subject to market conditions, contractual restrictions, regulatory requirements and other factors. During the third quarter of 2023, the Company repurchased 948,101 shares, at an average price of $5.04 per share, for $4.8 million under its stock repurchase program. During the fourth quarter of 2023, the Company repurchased a further 930,556 shares, at an average price of $5.61 per share, for $5.2 million. All shares repurchased were canceled.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Summarized below are the terms of the shares for the year end December 31, 2023 and 2022:

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

The authorized share capital of the Company is 1,700,000,000 shares with par value of $0.30 each. All ordinary shares issued were fully paid up and non-assessable as at December 31, 2023 and 2022.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

26.Other reserves

	Fair value
	through
	other
	compre-				Foreign
	hensive	Restruct-	Share- based	Loss on	exchange
	income	uring	payment	transactions	translation
	reserve	reserve	reserve	between owners	reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At January 1, 2021	(6)	4,019	511,547	(840,359)	(160,706)	(485,505)
Other comprehensive income	3	—	—	—	(22,560)	(22,557)
Recognition of share-based payment expense	—	—	13,003	—	—	13,003
SBP reserve converted to share capital	—	—	(342,768)	—	—	(342,768)
Other reclassifications related to share-based payment	—	—	(5,084)	—	—	(5,084)
At December 31, 2021	(3)	4,019	176,698	(840,359)	(183,266)	(842,911)

At January 1, 2022	(3)	4,019	176,698	(840,359)	(183,266)	(842,911)
Other comprehensive income*	—	—	—	—	59,521	59,521
Recognition of share-based payment expense	—	—	13,423	—	—	13,423
SBP reserve converted to share capital	—	—	(88,469)	—	—	(88,469)
Other reclassifications related to share-based payment	—	—	(2,835)	—	—	(2,835)
At December 31, 2022	(3)	4,019	98,817	(840,359)	(123,745)	(861,271)

At January 1, 2023	(3)	4,019	98,817	(840,359)	(123,745)	(861,271)
Other comprehensive income	12	—	—	—	950,843	950,855
Recognition of share-based payment expense	—	—	13,168	—	—	13,168
SBP reserve converted to share capital	—	—	(92,896)	—	—	(92,896)
Other reclassifications related to share-based payment	—	—	(1,426)	—	—	(1,426)
At December 31, 2023	9	4,019	17,663	(840,359)	827,098	8,430

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Foreign exchange translation reserve

This reserve is the accumulated exchange gains and losses arising from the translation of foreign operations from those operations’ functional currencies to the Group’s reporting currency. It is a non-distributable reserve.

27.Non-controlling interest

	2023	2022	2021
	$’000	$’000	$’000

Balance at January 1	227,200	223,188	14,216
Non-controlling interest arising on business combinations (refer to note 31)*	1,922	831	215,014
Loss for the period	(11,569)	(9,959)	(289)
Other comprehensive gain/(loss)	19,953	13,140	(5,753)
Balance at December 31	237,506	227,200	223,188

*Includes non-controlling interest arising on subsequent asset acquisitions on business combination transactions.

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

Summarized balance sheet and cash flows	I-Systems Soluções de Infraestrutura S.A.
	2023 ($’000)	2022 ($’000)

Current assets	83,274	102,445
Current liabilities	(53,797)	(38,834)
Current net assets	29,477	63,611

Non-current assets	527,592	462,122
Non-current liabilities	(114,681)	(92,453)
Non-current net assets	412,911	369,669

Net assets	442,388	433,280

Accumulated non-controlling interest at the end of the period	216,770	212,307

Summarized statement of comprehensive income for the reporting period	I-Systems Soluções de Infraestrutura S.A.
	2023 ($’000)	2022 ($’000)

Revenue	73,556	56,602
Loss for the period	(22,712)	(15,377)
Other comprehensive income	31,819	29,449
Total comprehensive income	9,107	14,072

Loss allocated to non-controlling interest during the period	(11,129)	(7,535)

	I-Systems Soluções de Infraestrutura S.A.
	2023 ($’000)	2022 ($’000)

Cash flows generated from operating activities	59,827	55,714
Cash flows used in investing activities	(100,771)	(91,680)
Cash flows generated from financing activities	24,483	36,574
Net (decrease)/increase in cash and cash equivalents	(16,461)	608

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

28.Share-based payment obligations

Legacy employee share-based payment scheme

The terms of the IHS share-based payment plans for employees were amended on July 10, 2019 such that the exercise prices of the share option were removed and the number of shares options an option holder will receive was reduced on a pro-rata basis (taking into account their relative values). The amended terms are:

●	No exercise price.
●	On a liquidity event (sale or IPO), the options will be converted and replaced with a fixed pool of shares.
●	In the event of a Sale option holders will receive the entirety of their options in shares.
●	In the event of an IPO:
●	Option holders will be awarded two thirds (66.7%) of their options as shares.
●	Option holders will further be entitled to receive up to an additional 33.3% of their shares subject to achieving the performance conditions below:
-	50% issued annually if the Group achieves 5% Adjusted EBITDA growth and Adjusted funds from operations (“AFFO”) growth compared to the prior 12 month period where AFFO is defined as the profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of property, plant and equipment, intangible assets excluding goodwill and prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, exceptional items income, exceptional items expense and other non-operating income and expenses, amortization of prepaid site rent, adjusted to take into account interest paid, interest income received, revenue withholding tax, income taxes paid, lease payments made, amortization of prepaid site rent, maintenance capital expenditures and corporate capital expenditures
-	50% issued annually on a sliding scale basis for Adjusted EBITDA growth and AFFO growth between 5 and 10% compared to the prior 12 month period.

No share options expired during the year.

On October 14, 2021 the Company announced the pricing of its initial public offering on the New York Stock Exchange (NYSE). In accordance with the terms above option holders were awarded two thirds (66.7%) of their options as shares. 50% of the remaining third (33.3%) were awarded in the year ended December 2022 as the performance conditions stated above had been met. The other 50% of the remaining third were awarded in the year ended December 2023 as the performance conditions stated above were met.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Omnibus employee share-based payment scheme

Between February 4, 2022 and February 7, 2022, a total of 1,147,500 options, of which 100,211 options have been forfeited due to employee leavers, were issued as part of the new Omnibus employee share-based payment plan. The plan will be deemed equity settled and comprise of:

◾	Restricted stock units (“RSU”), which do not include performance conditions and vest in three equal portions on October 15, 2022, 2023 and 2024.
◾	Performance stock units (“PSU”), with a Recurring Levered Free Cash Flow target and a cumulative total shareholder return target. Recurring Levered Free Cash flow target is a non-market-based performance condition, assessed annually over a three-year period. A cumulative total shareholder return target is market-based, was valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 valuations. The PSUs include a vesting period which is 3 years up to October 15, 2024.

On June 9, 2022, a total of 1,700,446 options, of which 68,941 options have been forfeited due to employee leavers, were issued as part of the existing Omnibus employee share-based payment plan. The plan will be deemed equity settled and comprise of:

◾	Restricted stock units (“RSU”), which do not include performance conditions and vest in three equal portions on March 31, 2023, 2024 and 2025.
◾	Performance stock units (“PSU”), with a Recurring Levered Free Cash Flow target and a cumulative total shareholder return target. Recurring Levered Free Cash flow target is a non-market-based performance condition, assessed annually over a three-year period. A cumulative total shareholder return target is market-based, was valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 valuations. The PSUs include a vesting period which is 3 years up to March 31, 2025.

On October 14, 2022, a total of 94,876 options were issued as part of the existing Omnibus employee share-based payment plan.  The plan will be deemed equity settled and comprise of:

◾	Restricted stock units (“RSU”), which do not include performance conditions and vest in three equal portions on June 1, 2023, 2024 and 2025.

On May 25, 2023, a total of 2,132,134 options, of which 44,126 options have been forfeited due to employee leavers, were issued as part of the existing Omnibus employee share-based payment plan. The plan will be deemed equity settled and comprise of:

◾	Restricted stock units (“RSU”), which do not include performance conditions and vest in three equal portions on April 6, 2024, 2025 and 2026.
◾	Performance stock units (“PSU”), with a Recurring Levered Free Cash Flow target and a cumulative total shareholder return target. Recurring Levered Free Cash flow target is a non-market-based performance condition, assessed annually over a three-year period. A cumulative total shareholder return target is market-based, was valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 valuations. The PSUs include a vesting period which is 3 years up to April 6, 2026.

The total charge to the profit or loss in the year is analyzed as follows:

	2023	2022	2021
	$’000	$’000	$’000

Expense under equity settled classification from date of amendment	13,370	13,265	11,780
	13,370	13,265	11,780

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

(i)	Movements in the number of share options outstanding

	2023
	Incentive	Incentive	Incentive	Incentive	Omnibus
	plan 1	plan 2	plan 2B	plan 3	plan
	000’s	000’s	000’s	000’s	000’s

Authorized	634	2,560	768	10	4,750

Issued
At January 1	634	2,560	768	10	2,618
Issued	—	—	—	—	2,132
Forfeited	(317)	(1,280)	(384)	(5)	(127)
Exercised during the period	(317)	(1,280)	(384)	(5)	(493)
At December 31	—	—	—	—	4,130

	2022
	Incentive	Incentive	Incentive	Incentive	Omnibus
	plan 1	plan 2	plan 2B	plan 3	plan
	000’s	000’s	000’s	000’s	000’s

Authorized	1,267	5,120	1,537	19	2,943

Issued
At January 1	1,267	5,120	1,537	19	—
Issued	—	—	—	—	2,943
Forfeited	—	—	—	—	(86)
Exercised during the period	(633)	(2,560)	(769)	(9)	(239)
At December 31	634	2,560	768	10	2,618

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

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

Valuation assumptions – Omnibus employee share-based payment scheme

The Omnibus options issued were valued at $49.9 million at issue using a share price assumption within a range of $7.94 - $11.55 depending on the grant date. The fair value of the RSUs and PSUs with non-market conditions determined using share price at grant date amounted to $22.7 million and $19.1 million respectively while the fair value of the PSUs with market conditions determined using the Monte Carlo model amounted to $8.2 million. At December 31, 2023 a forfeiture rate of 7% was assumed resulting in an expected charge over the remaining term of the options of $16.0 million. Volatility within a range of 35.9% and 50.91% was determined by calculating the observed historical volatilities over the end of the performance period of the grants. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and no dividends are planned to be paid in the near future.

(iv)Weighted-average remaining contractual life

Share options were originally granted at dates between June 2014 and September 2018 with a contractual life of 12 years.

The weighted-average remaining contractual life shown in the tables below is simply the period of time from the year end date to the expiry date of each of the options.

At December 31, following the amendment to terms on July 10, 2019, all share options had a nil exercise price.

	2023		2022
	Weighted	Number of	Weighted	Number of
	average	options in force	average	options in force
Year of	remaining	at year end	remaining	at year end
grant	contractual life*		contractual life*

2014	—	—	0.33	519,763
2015	—	—	0.33	2,538,812
2017	—	—	0.33	842,658
2018	—	—	0.33	17,869
2020	—	—	0.33	25,605
2021	—	—	0.33	26,553
2022	1.02	2,041,836	1.72	2,617,876
2023	1.96	2,088,008	—	—
		4,129,844		6,589,136

*The contractual remaining life has been determined using vesting dates as all options are expected to be exercised on vesting date.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

29.Cash from operations

	2023	2022	*	2021
	$’000	$'000		$'000
Reconciliation:
Loss before income tax	(1,880,650)	(543,979)		(8,141)
Adjustments:
Depreciation of property, plant and equipment (note 7 and 8)	385,203	421,574		344,716
Amortization of intangible assets (note 15)	50,383	47,330		38,166
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 7)	87,696	38,157		51,113
Loss allowance/(reversal of loss allowance) on trade receivables (note 8.1)	7,202	(4,446)		(34,031)
Impairment of withholding tax receivables (note 8)	47,992	52,334		61,810
Impairment of goodwill (note 8)	—	121,596		—
Amortization of prepaid site rent	9,534	9,631		8,321
Net (gain)/loss on disposal of plant, property and equipment (note 8)	(3,806)	3,382		(2,499)
Insurance claim income (note 9)	(321)	(2,092)		(6,861)
Finance costs (note 11)	2,436,511	872,049		422,034
Finance income (note 10)	(25,209)	(15,825)		(25,522)
Share‑based payment expense (note 28)	13,370	13,265		11,780
Impairment/(reversal of impairment) of inventory	—	138		(315)
Reversal of decommissioning through profit and loss	—	—		(2,671)
Operating profit before working capital changes	1,127,905	1,013,114		857,900

Changes in working capital
Decrease/(increase) in inventory	11,249	(37,750)		6,689
Increase in trade and other receivables	(295,260)	(141,723)		(164,382)
Increase in trade and other payables	59,029	133,233		87,866
Net movement in working capital	(224,982)	(46,240)		(69,827)

Cash from operations	902,923	966,874		788,073

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

30Related parties

30.1Subsidiaries

IHS Holding Limited (‘the Parent’) is the ultimate parent of the following related parties at the year end:

			Ownership
			interests	Ownership
			held	interests held
		Country of	by the Group	by the Group
Entity name	Principal activity	incorporation	2023	2022
IHS Holding Limited (ultimate parent)	Holding company	Cayman Islands	—	—
IHS Mauritius Cameroon Limited	Holding company	Mauritius	100%	100%
IHS Mauritius Côte d’Ivoire Limited	Holding company	Mauritius	100%	100%
IHS Mauritius Netherlands Limited	Holding company	Mauritius	100%	100%
IHS Mauritius Zambia Limited	Holding company	Mauritius	100%	100%
IHS Mauritius Rwanda Limited	Holding company	Mauritius	100%	100%
IHS Africa (UK) Limited	Provision of management services	United Kingdom	100%	100%
IHS Netherlands (Interco) Coöperatief U.A.	Holding company	Netherlands	100%	100%
IHS Netherlands Holdco B.V.	Provision of finance	Netherlands	100%	100%
IHS Netherlands NG1 B.V.	Holding company	Netherlands	100%	100%
IHS Netherlands NG2 B.V.	Holding company	Netherlands	100%	100%
IHS Nigeria Limited	Operating*	Nigeria	100%	100%
INT Towers Limited	Operating*	Nigeria	100%	100%
IHS Towers NG Limited	Operating*	Nigeria	100%	100%
IHS Côte d’Ivoire S.A.	Operating*	Côte d’Ivoire	100%	100%
IHS Cameroon S.A.	Operating*	Cameroon	100%	100%
IHS Zambia Limited	Operating*	Zambia	100%	100%
IHS Rwanda Limited	Operating*	Rwanda	100%	100%
Rwanda Towers Limited	Operating*	Rwanda	100%	100%
IHS Kuwait Limited	Operating*	Kuwait	100%	100%
IHS Brasil - Cessão de Infraestruturas S.A.	Operating*	Brazil	100%	100%
IHS Towers Colombia S.A.S	Operating*	Colombia	100%	100%
IHS Peru S.A.C.	Operating*	Peru	100%	100%
San Gimignano Imoveis e Adminsitracao Ltda.	Provision of land management	Brazil	100%	100%
Nigeria Tower Interco B.V.	Holding company	Netherlands	100%	100%
IHS Netherlands GCC B.V.	Holding company	Netherlands	100%	100%
IHS Netherlands KSA B.V.	Holding company	Netherlands	100%	100%
IHS GCC Limited	Provision of management services	United Arab Emirates	100%	100%
IHS Netherlands Connect B.V.	Holding company	Netherlands	100%	100%
IHS GCC KW Holding Limited	Provision of management services	United Arab Emirates	70%	70%
IHS FinCo Management Limited	Provision of finance	United Arab Emirates	100%	100%
IHS GCC MAR Holding Limited	Holding company	United Arab Emirates	100%	100%
Global Independent Connect Limited	Operating*	Nigeria	100%	100%
IHS KSA Limited	Operating*	Kingdom of Saudi Arabia	100%	100%
IHS SSC FZE	Provision of management services	United Arab Emirates	100%	100%
IHS Netherlands RSA B.V	Holding company	Netherlands	100%	100%
IHS Netherlands BR B.V	Holding company	Netherlands	100%	100%
IHS South Africa Holding Proprietary Limited	Holding company	South Africa	100%	100%
IHS Towers South Africa Proprietary Limited	Operating*	South Africa	100%	100%
IHS Netherlands PHP B.V	Holding company	Netherlands	100%	100%
IHS Towers Inc.	Provision of management services	United States of America	100%	100%
IHS Netherlands EGY B.V.	Holding company	Netherlands	100%	100%
IHS Telecom Towers Egypt S.A.E.	Operating*	Egypt	80%	80%
Skysites Americas Ltda	Operating*	Brazil	**	100%
Wi-Fi Mundial Ltda.	Operating*	Brazil	100%	100%
IHS Fiber Brasil Participações Ltda.	Holding company	Brazil	**	100%
IHS Fiber Brasil - Cessão de Infraestruturas Ltda.	Holding company	Brazil	100%	100%
I-Systems Soluções de Infraestrutura S.A.	Operating*	Brazil	51%	51%
Centennial Towers Colombia S.A.S.	Operating*	Colombia	100%	100%
Polar Breeze Colombia S.A.S	Operating*	Colombia	100%	100%
Centennial Towers Brasil Cooperatief U.A.	Holding company	Netherlands	100%	100%
Centennial Towers of Brasil B.V.	Holding company	Netherlands	100%	100%
Centennial Towers of Colombia Ltd.	Financing company	British Virgin Islands	100%	100%
IHS CNT Brasil Torres de Telecomunicacoes Ltda.	Operating*	Brazil	**	100%
Polar Breeze Empreendimentos Ltda.	Operating*	Brazil	**	100%
IHS E-Services (NG) Limited	Provision of management services	Nigeria	100%	—

*All operating subsidiaries provide telecommunication support services as their principal activity.

**Entity liquidated after an internal merger.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

The shares of the Parent are widely owned by various investors. No investor has the full controlling right over the Company.

30.2Key management personnel

The compensation paid or payable to key management for employee services is shown below:

	2023	2022	2021
	$’000	$’000	$’000
Key management compensation
Short‑term employee benefits	18,354	19,980	25,537
Post‑employment benefits	154	1,723	105
	18,508	21,703	25,642
Share-based payments	6,696	5,380	9,795
	25,204	27,083	35,437

Key management during in the year ended December 31, 2023 included members of the Executive team (Sam Darwish, William Saad, Mustafa Tharoo, Mohamad Darwish, Ayotade Oyinlola, William Bates (until September 30, 2023), Colby Synesael and Steve Howden) and Non-Executive Directors.

30.3Other related party transactions and balances

During the year ended December 31, 2023, DAR Telecom Consulting LLC (“DAR Telecom”) was paid $Nil (2022: $175,000, 2021: $1,125,384) for services provided by Mr Sam Darwish, the Chairman & Group Chief Executive Officer. DAR Telecom is controlled by Mr Darwish. These amounts are included in Key Management Compensation.

During the year ended December 31, 2023, DAR Telecom invoiced the Group for medical insurance premiums it had paid on behalf of the Group for $Nil (2022: $Nil, 2021: $85,163). Included in these amounts are $Nil (2022: $Nil, 2021: $38,330) that relate to Mr Darwish and are included in Key Management Compensation.

During the year ended December 31, 2023, the Group incurred costs on behalf of Mr Darwish of $Nil (2022: $26,910, 2021: $551,574) which were fully repaid by DAR Telecom.

At December 31, 2023, the Group had a receivable of $Nil (2022: $Nil, 2021: $551,574) from DAR Telecom.

During the year ended December 31, 2022 and in prior years, the Group was provided corporate administration services by CKLB International Management Limited (“CKLB”). Mr Christian Li and Mrs Kathleen Lai, who served as directors of IHS Holding Limited until October 13, 2021, are directors of CKLB. The fees paid for the year ended December 31, 2021 up to the date of their resignation were $300,935.

During the year ended December 31, 2022, the Group entered into an arm’s length agreement to sub-lease office space from a subsidiary company of Wendel Group, a significant shareholder of the Company. Under the subs-lease agreement, the Group paid rent and utilities amounting to $366,896 (2022: rent and utilities of $343,600 and a deposit of $195,298, 2021: $Nil).

During the year ended December 31, 2023, we entered into an arm’s length agreement for the provision of consulting services from Teneo Strategy LLC (“Teneo Strategy”). Ms Ursula Burns, a Non-Executive Director, is the Chairwoman of the Board of Teneo Worldwide, LLC. The total fees paid to Teneo Strategy for the year ended December 31, 2023 were $750,000.

There were no other material transactions or balances between the Group and its key management personnel or members of their close family.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

31.Business Combinations

For acquisitions that meet the definition of a business combination, the Group applies the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. All acquisitions completed in 2022 met the definition of a business as defined, and were accounted for as business combinations with the exception of the additional stages of the Kuwait Acquisition completed in 2022 and 2023 which are accounted for as assets acquisitions. The Group completed one additional stage of the Kuwait Acquisition during the year ended December 31, 2023.

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

The goodwill of $64.4 million includes goodwill attributable to a new market penetration for the Group. None of the goodwill recognized is currently expected to be deductible for income tax purposes.

The acquisition accounting was completed in May 2023. As IFRS 3 requires fair value adjustments to be recorded with effect from the date of acquisition, this requires re-presentation of previously reported financial results. The following table summarizes the consideration paid and the assets acquired at the acquisition date, and the amounts of revenue and loss of the acquiree since the acquisition date included in the condensed consolidated statement of loss and other comprehensive income/(loss).

	As reported		As re-presented
	2022	2022	2022
	$’000	$’000	$’000

Gross consideration	421,239	—	421,239
Net cash consideration	421,239	—	421,239

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	251,683	—	251,683
Customer related intangible asset	127,957	(6,492)	121,465
Network related intangible asset	67,837	1,904	69,741
Right of use asset	211,315	621	211,936
Lease liabilities	(211,315)	(621)	(211,936)
Deferred tax	(52,864)	1,239	(51,625)
Provisions for other liabilities and charges	(34,419)	—	(34,419)
Total identifiable net assets acquired	360,194	(3,349)	356,845

Goodwill	61,045	3,349	64,394

Revenue — post‑acquisition			71,398
Loss — post‑acquisition			(20,542)

São Paulo Cinco Locação de Torres Ltda.

IHS Holding Limited acquired 100% of the share capital of São Paulo Cinco Locação de Torres Ltda. (“GTS SP5”) on March 17, 2022. The acquisition is consistent with the Group’s strategy to expand in the Latin American region.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

The goodwill of $54.6 million arising from the acquisition is attributable to the enhanced market presence in Brazil, the complementary service offering and closer alignment to certain customers as it relates to their future deployments. The goodwill recognized is currently expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date including right of use assets relating to leases which were fully pre-paid prior to acquisition, and the amounts of revenue and profit of the acquiree from the acquisition date included in the condensed consolidated statement of loss and other comprehensive income/(loss).

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

*Includes profit up until an internal merger of the entity.

IHS Kuwait Limited

In the 2020 financial year IHS GCC KW Holding Limited (‘IHS GCC KW’), a subsidiary of IHS Holding Limited completed the first two stages of the acquisition of 1,620 towers from Mobile Telecommunications Company K.S.C.P. (‘Zain Kuwait’) comprising 1,162 towers. During April 2021, October 2021, September 2022 and August 2023 IHS GCC KW completed the third, fourth, fifth and sixth stages of the acquisition of 1,620 towers from Zain Kuwait comprising 67, 126, 43 and 101 towers respectively.

The remaining 121 towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred. IHS GCC KW transferred the purchase right to IHS Kuwait Limited for the Construction, Erection and Maintenance of Wired and Wireless Communication and Radar Towers and Stations with Limited Liability (‘IHS Kuwait’) who operates the towers as a standalone business. As part of the agreement, IHS Kuwait also assumed

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

existing supplier contracts and land leases, allowing it to apply the Group business processes and deliver services immediately after the assignment of the towers.

As part of the agreement, Zain Kuwait subscribed for shares in IHS GCC KW representing 30% of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date of the 43 and 101 towers acquired in 2022 and 2023 respectively, and the amounts of revenue and profit/(loss) of the acquiree since the acquisition date included in the condensed consolidated statement of loss and other comprehensive income/(loss).

	2023	2022
	$’000	$’000

Gross consideration	6,408	2,729
Less: consideration received in exchange for a retained 30% interest (by Zain Kuwait) in IHS GCC KW	(1,922)	(819)
Net consideration for 70% controlling interest in the acquired towers	4,486	1,910

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	5,576	1,032
Customer related assets	2,224	1,947
Network-related assets	766	671
Trade and other payables	(2,158)	(921)
Total identifiable net assets acquired (at 100%)	6,408	2,729

Goodwill	—	—

Non-controlling interest	1,922	819

Revenue — post‑acquisition	n.a.	n.a.
Loss — post‑acquisition	n.a.	n.a.

32Capital commitments and contingent liabilities

32.1Capital commitments

The Group was committed to the purchase of property, plant and equipment of about $162.9 million as at December 31, 2023 (2022: $337.0 million).

32.2Contingent liabilities

The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business. The Group reviews these matters in consultation with internal and external legal counsel to determine on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.

The Group’s possible contingent liabilities in respect of litigations and claims amounted to $11.9 million at the end of the reporting period (2022: $3.8 million).

Based on legal advice received, the Group’s liability is not considered probable, thus no provisions have been made in these financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

In the ordinary course of business, the Group is subject to regular tax reviews. A number of tax disputes have been raised in multiple jurisdictions, some of which are ongoing, including in Nigeria.

The Group exercises judgement and makes estimates to determine whether to recognize provisions and makes disclosures for contingent liabilities, where considered necessary.

In respect of the ongoing tax disputes, the Group is vigorously defending its position and believes that no present obligation has been established.

The Group has made a provision for uncertain tax positions and believes that the probable quantum of potential future cash outflows in relation to these tax disputes is unlikely to exceed the amount provided in this regard.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

33.Events after the reporting period

(a)Airtel Africa Agreement

On February 7, 2024, IHS Nigeria and Airtel Nigeria, a subsidiary of Airtel Africa Plc, entered into an agreement. In this agreement, Airtel Nigeria committed to take 3,950 tenancies over the next five years (with the majority expected over the years ended December 31, 2024 and 2025) and extended the term of its existing tenancies covering approximately 6,000 tenancies until December 2031. The agreement includes 2,500 colocations in addition to 5G amendments and build to suit sites to be owned and operated by IHS Nigeria.

(b)Wendel Agreement

On January 16, 2024, IHS and Wendel announced that we had entered into a settlement agreement in relation to the ongoing litigation, and that as part of the settlement agreement, certain changes to our Articles of Association will be proposed for shareholders’ approval at our annual general meeting for fiscal year 2024.

(c)Nigerian Naira devaluation in January 2024

In late January 2024, the Nigerian Naira continued to experience volatility and experienced a devaluation. The NAFEM rate depreciated by 60.5%, from approximately ₦907.1 to $1.00 as of December 31, 2023 to approximately ₦1,455.6 to $1.00 as of January 31, 2024, while the Bloomberg rate depreciated by 53.6%, from approximately ₦911.7 to $1.00 as of December 31, 2023 to approximately ₦1,400 to $1.00 as of February 1, 2024. As of the issue date of these consolidated financial statements, IHS cannot reasonably estimate the financial effect from this devaluation.

(d)Peru Share Purchase Agreement

On February 21, 2024, IHS entered into a Share Purchase Agreement to sell its subsidiary, IHS Peru S.A.C., to affiliates of SBA Communications Corporation. Closing of this transaction remains subject to customary conditions, including finalization of due diligence.

These assets were included in assets held for sale at December 31, 2023.

(e)IHS Holding (2022) Bullet Term Loan Facility

In March 2024, the available commitments under the IHS Holding 2022 Term Loan were voluntarily reduced by $70.0 million. This reduction resulted in the undrawn portion of the facility decreasing from $130.0 million to $60.0 million, which can be applied toward general corporate purposes.

(f)Nigeria (2023) Revolving Credit Facility

As of March 8, 2024, NGN 15.0 billion (approximately $16.5 million) has been drawn down under this facility.

(g)IHS South Africa Overdraft

As of March 8, 2024, ZAR 278.9 million (approximately $15.2 million) has been utilized under this facility.

(h)CIV (2023) Term Loan Drawdown & Repayment of IHS Côte d’Ivoire S.A. Facility

In February 2024, €56.1 million (approximately $61.9 million) and XOF 7,109.0 million (approximately $12.0 million) was drawn down under the CIV 2023 Term Loan and the proceeds were applied towards, inter alia, the repayment of the IHS Côte d’Ivoire S.A. Facility.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

As of March 8, 2024, an aggregate amount of €56.1 million and XOF 7,109.0 million (approximately $73.9 million) has been drawn down under this facility.

(i)IHS Holding (2024) Term Facility

IHS Holding Limited entered into a $270.0 million loan agreement on March 8, 2024. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria. The interest rate per annum applicable to loans made under the IHS Holding 2024 Term Facility is equal to Term SOFR, plus a margin (ranging from 4.5% to 7.0% per annum over the duration of the IHS Holding 2024 Term Facility). As of March 8, 2024, there are no amounts drawn down and outstanding under the IHS Holding 2024 Term Facility.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

SCHEDULE 1 - COMPANY STATEMENT OF PROFIT/(LOSS) AND OTHER COMPREHENSIVE INCOME/(LOSS)

	2023	2022	2021
	$’000	$’000	$’000

Administrative expenses	(267,382)	(264,011)	(164,706)
Other income	429,698	2,329	—
Operating profit/(loss)	162,316	(261,682)	(164,706)
Finance income	76,753	67,927	17,162
Finance costs	(127,044)	(135,783)	(28,804)
Profit/(loss) before income tax	112,025	(329,538)	(176,348)
Income tax expense	—	—	(1,356)
Profit/(loss) for the year	112,025	(329,538)	(177,704)

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

COMPANY STATEMENT OF FINANCIAL POSITION

		2023	2022
	Note	$’000	$’000
Non-current assets
Property, plant and equipment		26	23
Other intangible assets		1,357	514
Investments in subsidiaries		5,508,489	5,479,157
Amounts due from related parties		774,066	781,299
Derivative financial instrument assets		230	1,821
		6,284,168	6,262,814
Current assets
Amounts due from related parties		322,830	351,675
Derivative financial instrument assets		565	—
Trade and other receivables		16,964	17,858
Cash and cash equivalents		67,335	245,373
		407,694	614,906

TOTAL ASSETS		6,691,862	6,877,720

Current liabilities
Trade and other payables		14,035	14,783
Borrowings	2	10,200	9,847
Amounts due to related parties		336,510	642,593
		360,745	667,223
Non-current liabilities
Borrowings	2	1,358,290	1,354,624
Financial guarantees	2	2,357	—
		1,360,647	1,354,624

TOTAL LIABILITIES		1,721,392	2,021,847

Stated capital		5,394,812	5,311,953
Accumulated losses		(617,504)	(730,396)
Other reserves		193,162	274,316
TOTAL EQUITY		4,970,470	4,855,873

TOTAL EQUITY AND LIABILITIES		6,691,862	6,877,720

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

COMPANY STATEMENT OF CHANGES IN EQUITY

	Stated	Accumulated	Other	Total
	capital	losses	reserves	Equity
	$’000	$’000	$’000	$’000

Balance at Jan 1, 2021	4,530,870	(225,733)	687,046	4,992,183
Issue of shares net of transaction costs	349,846	—	—	349,846
Options converted to shares	342,768	—	(342,768)	—
Share-based payment expense	—	—	13,003	13,003
Other reclassifications related to share-based payment	—	1,019	(5,084)	(4,065)
Total transactions with owners of the Company	692,614	1,019	(334,849)	358,784
Loss for the year	—	(177,704)	—	(177,704)
Balance at Dec 31, 2021	5,223,484	(402,418)	352,197	5,173,263

Balance at Jan 1, 2022	5,223,484	(402,418)	352,197	5,173,263
Options converted to shares	88,469	—	(88,469)	—
Share-based payment expense	—	—	13,423	13,423
Other reclassifications related to share-based payment	—	1,560	(2,835)	(1,275)
Total transactions with owners of the Company	88,469	1,560	(77,881)	12,148
Loss for the year	—	(329,538)	—	(329,538)
Balance at Dec 31, 2022	5,311,953	(730,396)	274,316	4,855,873

Balance at Jan 1, 2023	5,311,953	(730,396)	274,316	4,855,873
Shares repurchased and canceled through buyback program	(10,037)	—	—	(10,037)
Options converted to shares	92,896	—	(92,896)	—
Share-based payment expense	—	—	13,168	13,168
Other reclassifications related to share-based payment	—	867	(1,426)	(559)
Total transactions with owners of the Company	82,859	867	(81,154)	2,572
Profit for the year	—	112,025	—	112,025
Balance at Dec 31, 2023	5,394,812	(617,504)	193,162	4,970,470

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

COMPANY STATEMENT OF CASH FLOWS

	2023	2022	2021
	$’000	$’000	$’000
Cash flows from operating activities
Cash (used in)/generated from operations	(105,822)	(86,202)	15,045
Income taxes paid	—	—	(338)
Net cash (used in)/generated from operating activities	(105,822)	(86,202)	14,707

Cash flows from investing activities
Purchase of property, plant and equipment	(35)	—	(206)
Purchase of software and licenses	(1,351)	(54)	(827)
Investment in subsidiaries	(33,588)	(439,141)	(439,486)
Loan disbursed to subsidiaries	(600)	(254,615)	(507,215)
Loan principal repayment received from subsidiaries	43,007	47,601	35,543
Loan interest repayment received from subsidiaries	23,632	39,401	—
Interest income received	8,490	3,270	264
Net cash generated from/(used in) investing activities	39,555	(603,538)	(911,927)

Cash flows from financing activities
Capital raised	—	—	378,000
Cost of capital raised	—	—	(28,154)
Shares repurchased and canceled through buyback program	(10,038)	—	—
Interest paid	(92,549)	(69,075)	—
Bank loans and bond proceeds received (net of transaction costs)	—	643,785	979,405
Loan receipts from subsidiaries	—	100,000	—
Fees on loans and derivative instruments	(10,185)	(11,574)	(11,803)
Bank loans and bonds repaid	—	(280,000)	—
Premium paid on derivative instruments	—	(910)	—
Profits received on derivative instruments	419	—	—
Net cash (used in)/generated from financing activities	(112,353)	382,226	1,317,448

Net (decrease)/increase in cash and cash equivalents	(178,620)	(307,514)	420,228
Cash and cash equivalents at beginning of year	245,373	554,100	135,115
Effect of movements in exchange rates on cash	582	(1,213)	(1,243)
Cash and cash equivalents at end of year	67,335	245,373	554,100

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

NOTES TO THE COMPANY FINANCIAL STATEMENTS

1.	Basis of Preparation

The accompanying condensed financial statements of IHS Holding Limited (the “Parent”) should be read in conjunction with the consolidated financial statements and notes thereto of IHS Holding Limited and subsidiaries (collectively, the “Registrant”) included in Part I, Item 8 of the Annual Report. The accompanying condensed financial statements of the Parent have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X.

The Parent’s accounting policies are consistent with those of the Registrant. In the Parent only financial statements, investments in subsidiaries are accounted for at cost less accumulated impairment losses, unless the investment is acquired with a view to its subsequent disposal and the criteria for classification as held-for-sale are met. Transaction fees are included in the acquisition cost. An impairment loss is recognized for the amount by which the investment carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use.

2.	Long term debt

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

On or after November 29, 2023, 2024 or 2025, the 2026 Notes may be redeemed (in whole or in part) by the IHS Holding Limited at a price of 102.81250%, 101.40625% and 100.00000%, respectively. On or after November 29, 2024, 2025 or 2026, the 2028 Notes may be redeemed by IHS Holding Limited (in whole or in part) at a price of 103.1250%, 101.5625% and 100.0000%, respectively.

The IHS Holding Notes pay interest semi-annually and the principal is repayable in full on maturity.

IHS Holding (2022) Bullet Term Loan Facility

IHS Holding Limited entered into a $600.0 million term loan agreement in October 2022 (as amended and/or restated from time to time, the “IHS Holding 2022 Term Loan”), between, amongst others, IHS Holding Limited as borrower, Citibank Europe plc, UK Branch as facility agent and certain financial institutions listed therein as original lenders. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria. Following the initial draw down under this facility of $370.0 million in November 2022, the available commitments were voluntarily reduced by $100.0 million in October 2023 and the availability period on the remaining balance of $130.0 million in available commitments was extended to April 2024 from October 2023. The interest rate per annum applicable to loans made under the IHS Holding 2022 Term Loan is equal to Term SOFR, a credit adjustment spread plus a margin of 3.75% per annum. The IHS Holding 2022 Term Loan is scheduled to terminate on the date falling 36 months from the date of the loan agreement and is repayable in full on that date.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

A 5-year schedule of debt maturities is set out below.

						Due	Due	Due
					Carrying	Less than 1	Between 2 & 3	Between 4 & 5
					value	year	years	years
	Currency	Maturity date	Interest rate		$'000	$'000	$'000	$'000

2023
Term loan	US Dollar	2025	3.75	% + CAS + 3M SOFR	370,935	34,768	405,055	—
Senior Note	US Dollar	2026	5.63%		498,920	28,125	556,250	—
Senior Note	US Dollar	2028	6.25%		498,635	31,250	62,500	562,500
					1,368,490	94,143	1,023,805	562,500

In addition to the guarantees set out in note 22, “Borrowings”, IHS Holding Limited is a guarantor for the following:

IHS Côte d’Ivoire S.A. Facility

IHS Côte d’Ivoire S.A. entered into a credit agreement originally in June 2015 (as amended and/or restated from time to time, including in August 2017 and June 2022) with certain financial institutions, split into one tranche with a total commitment of €52.0 million (approximately $57.4 million) (the “CIV Euro Tranche”), and another tranche with a total commitment of XOF 44.6 billion (approximately $75.1 million) (the “CIV XOF Tranche” and, together with the CIV Euro Tranche, the “IHS Côte d’Ivoire S.A. Facility”). The IHS Côte d’Ivoire S.A. Facility is guaranteed by IHS Holding Limited. The CIV Euro Tranche has an interest rate of 3.00% plus 3 Month EURIBOR, (subject to a zero floor), and the CIV XOF Tranche has an interest rate of 5.00%. The IHS Côte d’Ivoire S.A. Facility contains customary information and negative covenants and requires IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Côte d’Ivoire S.A. maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined therein.

IHS Zambia Limited Facility

IHS Zambia Limited entered into two facilities with a common terms agreement originally in December 2020 (as amended and/or restated from time to time, including in February 2021 and January 2023) with a total commitment of $95.0 million with certain financial institutions (the “Zambia Facility”), split into a facility for an aggregate commitment representing $75.0 million and a second facility for an aggregate commitment representing $20.0 million. The Zambia Facility is guaranteed by IHS Holding Limited, and was fully utilized as of March 2021. The Zambia Facility has an interest rate of 5.0% plus 3 Month Term SOFR and a credit adjustment spread ranging between 0.11% to 0.43% and contains customary information and negative covenants and requires IHS Zambia Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Zambia Limited maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined in the agreement. The respective facilities will terminate in December 2027.

IHS Netherlands Holdco B.V. Notes

On each of September 18, 2019 and July 31, 2020, our wholly owned subsidiary, IHS Netherlands Holdco B.V. (“Holdco BV”), issued a total of $510.0 million 7.125% Senior Notes due 2025 (the “2025 Notes”), and $940.0 million 8.0% Senior Notes due 2027 (the “2027 Notes”) guaranteed by IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers, and (since June 22, 2021) IHS Holding Limited. On June 22, 2021, pursuant to a successful consent solicitation, Holdco B.V. also effected certain amendments to the indenture governing the notes to, among other things, expand the “restricted group” to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (which would then be subject to the covenants and events of default under the indenture), and to make certain other consequential changes to the negative covenants and restrictions resulting from the larger group structure.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

On November 30, 2021, the 2025 Notes were subsequently redeemed upon the successful issuance by IHS Holding of the IHS Holding Notes (as defined below). The 2027 Notes mature on September 18, 2027, and pay interest semi-annually, with the principal repayable in full on maturity. On or after September 18, 2023 or 2024, the 2027 Notes may be redeemed (in whole or in part) at a price of 102.000% and 100.000%, respectively.

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

IHS (Nigeria) Limited and INT Towers Limited

IHS Holding Limited signed a guarantee dated October 12, 2022, with IHS Holding Limited as guarantor and BP Oil International Limited as beneficiary, in relation to certain crude oil and/or petroleum product transactions entered into by IHS (Nigeria) Limited and INT Towers Limited.

Valuation of guarantees

The fair value of all guarantees was $2.4 million as at December 31, 2023 (2022: $Nil).