Form 20-F
period 2024-12-31
IHS Holding Ltd
filed 2025-03-18
CIK 1876183

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)         ☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report: 333,440,937 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☒    No  ☐

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

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer	☐ Emerging growth company

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

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data and forecasts in this Annual Report from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including Euromonitor International Limited. Certain industry, market and competitive position data and information referred to in this Annual Report is based on third-party data provided by Analysys Mason Limited, or Analysys Mason, delivered in April 2024 for use in this Annual Report. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Our and Analysys Mason’s data is derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our and Analysys Mason’s internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. Analysys Mason’s third party data is also prepared on the basis of information provided and views expressed by mobile operators, tower operators and other parties (including certain views expressed and information provided or published by individual operators, service providers, regulatory bodies, industry analysts and other third party sources of data). Although Analysys Mason has obtained such information from sources it believes to be reliable, neither we nor Analysys Mason have verified such information. You are cautioned not to give undue weight to these estimates and assumptions.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB (“IFRS® Accounting Standards”).

Use of Non-IFRS financial measures

Certain parts of this Annual Report contain non-IFRS financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS Accounting Standards, and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted EBITDA (including by segment) as (loss)/income for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net impairment/(reversal of impairment) of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

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

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS Accounting Standards and you should not consider these as an alternative to (loss)/income or (loss)/income margin for the period or other financial measures determined in accordance with IFRS Accounting Standards.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Annual Report may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, industry and business trends, business strategy and plans, shareholder value creation (including our ongoing strategic review and related productivity enhancements and cost reductions, as well as our ability to refinance or meet our debt obligations), our market growth, position and our objectives for future operations, including our ability to maintain relationships with customers, the potential benefit of the terms of our contract renewals the impact (illustrative or otherwise) of the renewed agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of currency and exchange rate fluctuations (including the fluctuations of the Naira) and other economic and geopolitical factors on our future results and operations, the outcome and potential benefit of our ongoing strategic review, including our ability to make commercial progress, increase Adjusted EBITDA and cash flow generation and reduce debt, our objectives for future operations, and the timing of any of the foregoing.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism including, but not limited to, or as a result of, political instability, religious differences, ethnicity and regionalism in emerging and less developed markets;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green);

●	our inability to manage growth;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including fluctuating costs for diesel or ground leases;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of tenancies or customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	disruptions in our supply of diesel or other materials, as well as related price fluctuations;
●	legal and arbitration proceedings;

●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in this Annual Report.

The forward-looking statements in this Annual Report are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this Annual Report and the documents that we reference in this Annual Report with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Particularly in the ESG context, materiality is subject to various definitions that often differ from, and are generally more expansive than, the definition under US federal securities laws. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this Annual Report. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this Annual Report, whether as a result of any new information, future events or otherwise. Additionally, references to our website and other documents contained in this Annual Report are provided for convenience only, and their content is not incorporated by reference into this Annual Report.

CERTAIN DEFINED TERMS

Unless the context provides otherwise, references herein to:

●	“2026 Notes” refers to our $500 million 5.625% Senior Notes due 2026.
●	“2027 Notes” refers to our $940 million 8.0% Senior Notes due 2027.
●	“2028 Notes” refers to our $500 million 6.250% Senior Notes due 2028.
●	“2030 Notes” refers to our $550 million 7.875% Senior Notes due 2030.
●	“2031 Notes” refers to our $650 million 8.250% Senior Notes due 2031.

●	“9mobile” refers to Emerging Markets Telecommunication Services Limited, which was previously known as Etisalat Nigeria.
●	“Airtel Nigeria” refers to Airtel Networks Limited, a subsidiary of Airtel Africa.
●	“Articles” refers to our second amended and restated memorandum and articles of association, adopted by special resolution dated June 28, 2024.
●	“Brazilian Real” and “BRL” refers to the lawful currency of the Federative Republic of Brazil.
●	“Carbon Reduction Roadmap” refers to our strategy for decreasing our emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline.

●	“CBN” refers to the Central Bank of Nigeria.
●	“Centennial Acquisition” refers to the acquisition by us on March 19, 2021 of Centennial Colombia and the acquisition by us on April 8, 2021 of Centennial Brazil, both from affiliates of Centennial Towers Holding LP. At closing, Centennial Colombia had 217 towers and Centennial Brazil had 602 towers.
●	“Centennial Brazil” refers to Centennial Towers Brasil Coöperatief U.A. and its subsidiaries.
●	“Centennial Colombia” refers to Centennial Towers Colombia, S.A.S. and its subsidiaries.
●	“Churn” refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract in any particular period, adjusted for the reintegration of previously lost tenancies. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.
●	“Colocation” refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.
●	“Colocation Rate” refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.
●	“Contracted Revenue” refers to lease fees to be received from the existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s current contractual term and lease fees to be received from Key Customers where we provide fiber access to an OLT for the remainder of the relevant contractual term, as of a specified date. In aggregating Contracted Revenue, we have taken the average lease rate for our Key Customers as of December 31, 2024, which is applied to the remaining term of the tenancies, lease amendments and fiber access of each Key Customer, assuming constant foreign exchange rates, no escalation of lease rates despite contractual provisions in our MLAs in that regard, no new Tenants, new Lease Amendments or new access to fiber, no amendments to our existing MLA terms and no Churn. See “Risk Factors — Our Contracted Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.”
●	“CSS” refers to Cell Sites Solutions — Cessão de Infraestruturas S.A.
●	“CSS Acquisition” refers to the acquisition by us on February 18, 2020 of CSS from affiliates of Goldman Sachs and Centaurus Capital LP. At closing, CSS had 2,312 towers, including 2,251 towers in Brazil, 51 in Peru and 10 in Colombia.
●	“Dollar”, “USD” or “$” refer to U.S. dollars.
●	“euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
●	“Existing Notes” refers to the IHS Holding Notes and IHS Netherlands Holdco B.V. Notes collectively.

●	“GTS SP5 Acquisition” refers to acquisition by us on March 17, 2022 of São Paulo Cinco Locação de Torres Ltda (“GTS SP5”). At closing, GTS SP5 had 2,115 towers in Brazil.
●	“IFRS” refers to International Financial Reporting Standards which have been developed by the International Accounting Standards Board (“IASB”).
●	“IHS Holding Notes” refers to our 2026 Notes, our 2028 Notes, our 2030 Notes and 2031 Notes, collectively.
●	“IHS Netherlands Holdco B.V. Notes” refers to our 2027 Notes.
●	“IHS Nigeria” refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.
●	“INT Towers” refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.
●	“Key Customers” refers to MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d’Ivoire S.A., or Orange Côte d’Ivoire, 9mobile, Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda, Claro S.A., or Claro Brazil, TIM Cellular S.A., or TIM Brasil, Telefonica Brasil S.A., or Vivo Brazil, Colombia Móvile S.A. E.S.P., or Tigo Colombia, COMSEL S.A., or Claro Colombia, Oi S.A., or Oi Brazil and Telkom South Africa.
●	“Kuwait Acquisition” refers to our acquisition of approximately 1,499 towers in aggregate from Zain Kuwait, pursuant to an acquisition agreement signed in October 2017. We sold IHS Towers’ 70% interest in IHS Kuwait Limited in December 2024 as further disclosed in this Annual Report.
●	“Kuwait Disposal” refers to our disposal of IHS Towers’ 70% interest in IHS Kuwait Limited to Zain Kuwait. The transaction completed in December 2024.
●	"Latam” refers to our business segment that includes our markets in Latin America, which currently are Brazil and Colombia, but has historically included Peru prior to the completion of the sale in April 2024.
●	“Lease Amendments” refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.
●	“LTE” refers to long-term evolution, a standard for high-speed wireless communication for mobile devices and data terminals. We refer to LTE and 4G interchangeably in this Annual Report.
●	“Managed Services” refers to when MNOs outsource the day-to-day operations of their owned towers or other towers on which they are present, including maintenance, security and power supply.
●	"MENA” refers to our business segment that included our markets in the Middle East and North Africa region, which were Egypt and Kuwait.
●	“MLA” refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, master services agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.
●	“MLL” refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.
●	“MNOs” refers to mobile network operators.
●	“MTN Customers” refers to MTN Nigeria, MTN Côte d’Ivoire S.A., or MTN Côte d’Ivoire, MTN Cameroon Limited, or MTN Cameroon, MTN Zambia Limited, or MTN Zambia, MTN Rwandacell Limited, or MTN Rwanda or MTN South Africa.
●	“MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.
●	“MTN Nigeria” refers to MTN Nigeria Communications PLC.
●	“MTN SA Acquisition” refers to the acquisition of 5,691 towers from MTN South Africa in May 2022. We signed a shareholding agreement with a consortium of B-BBEE parties in September 2024 which received regulatory approval in December 2024 and completed on January 14, 2025, following which IHS Towers owns 69.93% of the South African Towers business with the remaining 30.07% owned by the B-BBEE consortium.
●	“MTN South Africa” refers to Mobile Telephone Networks Proprietary Limited.
●	“NAFEM”, refers to the Nigerian Foreign Exchange Market introduced by the CBN in October 2023 to rename the Investors’ and Exporters’ foreign exchange trading window implemented by the Central Bank of Nigeria in April 2017.
●	“NAFEX” refers to the Nigerian Autonomous Foreign Exchange Fixing and is the reference rate for spot FX operations in the Nigerian Foreign Exchange Market.
●	“Naira”, “NGN” and “₦” refers to the lawful currency of the Federal Republic of Nigeria.
●	“New Sites” refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant.
●	“NFEM”, refers to the Nigerian Foreign Exchange Market which was introduced in December 2024 to replace NAFEM. The pricing of all foreign exchange transactions in the NFEM are required to be undertaken on the Electronic Foreign Exchange Matching System (“EFEMS”).
●	“OLT” refers to an optical line terminal or optical line termination, which is a device which serves as the service provider endpoint of a passive optical network.
●	“Project Green” refers to the current phase of our Carbon Reduction Roadmap.

●	“Prospectus” refers to the final prospectus of IHS Holding Limited, dated October 13, 2021, filed with the Securities and Exchange Commission (“SEC”) in accordance with Rule 424(b) of the Securities Act on October 15, 2021.
●	“ROU” refers to towers we operate under a right-of-use agreement for a defined period. Where there is an ROU agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves.
●	“South African Rand” and “ZAR” refers to the lawful currency of the Republic of South Africa.
●	“sites” refers to towers that are owned or operated by us.
●	“Skysites” refers to Skysites Holdings S.A.
●	“Skysites Acquisition” refers to the acquisition by us on January 6, 2021 of Skysites from a group of eighteen persons. At closing, Skysites had 1,005 towers in Brazil.
●	“SLAs” refer to site-specific documents or agreements entered into in relation to specific sites pursuant to an MLA.
●	“SSA” refers to our business segment that includes our markets in the Sub-Saharan region of Africa, which currently are Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia.
●	“subscribers” refers to the number of active subscriber identification module, or SIM, cards in service rather than the number of services provided (excluding machine to machine connections). For example, if a subscriber has both a data and voice plan on a smartphone this would equate to one subscriber. Alternatively, a subscriber who has a data and voice plan for a smartphone and a data plan for a tablet would be counted as two subscribers.

●	“Tenants” refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.
●	“TIM Brasil” refers to TIM S.A.
●	“TIM Fiber Acquisition” refers to the acquisition and deployment of TIM Brasil’s secondary fiber network infrastructure. Closing occurred on November 16, 2021. The existing and future fiber assets are operated in Brazil through a new entity, which we refer to as I-Systems, in which we own 51% of the shares and TIM Brasil owns the remaining 49%.
●	“Towers” refers to ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.
●	“Zain Kuwait” refers to Mobile Telecommunications Company K.S.C.P.

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

A significant portion of our revenue in each of our markets of operation is derived from a small number of customers, who usually constitute some of the largest MNOs in those markets. In particular, for the years ended December 31, 2024 and 2023, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 99% and 97%, respectively, of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 46% and 11%, respectively, of our consolidated revenue for the year ended December 31, 2024. Should there be any negative impact on the businesses of our major customers, including these key MNOs, including as a result of economic conditions (global, local or otherwise), it could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us. For example, Nigeria’s currency has experienced significant devaluation since 2023 resulting in, among other things, rising inflation, and any further downturn in the local economies in which we operate could significantly impact our Key Customers.

Due to the long-term nature of our MLAs (usually 5 to 10 years with subsequent renewal provisions), we are also dependent on the continued financial strength of our customers. Some customers may operate with substantial leverage and/or rely on capital-raising to fund their operations and such customers may not have sufficient credit support or the ability to raise capital. If, for example, our customers or potential customers are unable to raise adequate capital to fund their business plans, including as a result of events with a wide-ranging regional or global impact (including health pandemics or epidemics) or economic conditions or if they do not have adequate support from parent companies or shareholders, they may reduce their capital spending, which could materially and adversely affect demand for space on our Tower sites or other infrastructure, which in turn could have a material adverse effect on our financial condition and/or results of operations.

Furthermore, some of our customers have or may become subject to regulatory or other action, which may result in unanticipated levies or fines. For example, until January 2020, MTN Nigeria was involved in a $2 billion dispute with Nigeria’s Attorney General regarding a demand for allegedly unpaid tax, which was subsequently referred to the Nigeria Federal Inland Revenue Service, or FIRS, and the Nigeria Customs Service. Any fines levied against our customers, their inability to fund their operations or other financial difficulties experienced by our customers could negatively affect their demand for tower space or their ability to perform their obligations under their lease agreements with us, and in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Our customers may fail to meet their payment obligations on a timely basis or at all. Such failures to pay, payment delays or other non-performance may be due to a customer’s insolvency or bankruptcy, a downturn in the economic cycle or factors specific to the relevant customer. For instance, in March 2023, Oi S.A. (“Oi Brazil”) filed for a new judicial reorganization proceeding, listing our contract related to the GTS SP5 Acquisition among Oi Brazil’s debts. In April 2024, an Oi Brazil restructuring plan was presented to the court in Brazil and agreed upon by creditors (including the Company), which resulted in our customer contract terms being amended (including, among other things, haircuts and amended payment terms). As a result of the agreed upon terms, we had to reduce the carrying amount of the IHS Latam tower businesses group of cash generating units (CGUs) to its recoverable amount and we have recognized in the three month period ended March 31, 2024, an impairment of $87.9 million in the IHS Latam tower businesses group of CGUs. Any continued or future failure of customers to make payments (including pursuant to any new arrangements entered into to try and resolve the situation) may result in us not receiving payment of amounts owed to us and further potential renegotiation of contract terms. See “— We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices.” The failure of our customers to meet their payment obligations and/or our inability to find new customers in a timely manner could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

No assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements, including in relation to pricing. While a number of the MLAs with our customers are deemed automatically renewed or continue in effect on a month-to-month basis, under the same contractual provisions, if not cancelled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, we have an MLA with a certain customer in South Africa up for renewal in 2025. No assurance can be given that we will be successful in renewing or negotiating favorable terms with these or other customers, or that we will not be required to enter into interim continuation provisions with these customers if we are unable to agree to renewal agreements prior to the expiry of our current agreements. For example, in September 2023, prior to agreeing the renewal in August 2024, MTN Nigeria had issued a statement that it had selected ATC Nigeria Wireless Infrastructure Solutions Limited to provide services to approximately 2,500 sites that were owned and managed by the Group in Nigeria. Of these, 1,430 tenancies (including new colocations) were renewed under the terms agreed with MTN Nigeria in August 2024. Any failure to obtain renewals of existing customer lease agreements or failure to successfully negotiate favorable terms for such renewals of or amendments to existing agreements (if sought) could result in a reduction in revenue and, accordingly, have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices.

Our contractual invoicing cycle is typically monthly in arrears or monthly or quarterly in advance, with the contractual payment cycle on average 30 to 60 days post invoice. As of December 31, 2024, we had gross receivables more than 90 days overdue of $34.6 million and held an impairment provision allowance of $16.3 million. While we may continue to pursue our contractual rights in collecting outstanding amounts, should the relevant counterparties be unable to meet their obligations to pay us any such sums in a timely manner, this could have a material adverse effect on our business, prospects, financial condition and/or results of operations, including planned working capital requirements. In addition, if our customers experience financial difficulties, as a result of regulatory actions, events with a wide-ranging regional or global impact (including health pandemics or epidemics) global economic conditions, prolonged economic downturn, inability to raise funds or capital, or for any other reason, we may be unable to collect amounts due under invoices from those customers, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our current and future markets involve additional risks compared to more developed markets, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We and our customers operate in various international markets, particularly in emerging markets such as in Africa and Latin America. As a result, we may, directly or indirectly, be exposed to economic, political and other uncertainties, including, but not limited to risks of:

●	general political and/or economic conditions, including any deterioration thereof, impacting our existing or anticipated markets of operation, such as the effects of outbreaks or events with a wide-ranging regional or global impact (including health pandemics or epidemics), geopolitical conflicts and wars (whether local, regional or international) or as a result of changes in the price of commodities, examples of which include the historical declines in copper prices that adversely affected Zambia’s economy or the volatility of oil price markets that have adversely affected economies such as Nigeria’s;
●	inflation and measures taken to control inflation;
●	civil strikes, acts of war, terrorism, insurrection and incidents of general lawlessness;
●	acts of piracy or vandalism;
●	significant governmental influence over (or intervention in) many aspects of local economies, including, but not limited to, import-export quotas, subsidies on certain input products, license requirements or restrictions, or wage and price controls, or the imposition of trade barriers;
●	telecommunications regulatory systems and/or competition regimes regulating our or our customers’ services, or our ability to invest further in particular markets as a result of antitrust regimes that may, for example, impact us due to our ultimate shareholders also investing in other, ancillary businesses in the same market or determining our market share is too large, requiring sales of assets or other restrictions that impact our business;
●	laws or regulations that tax or otherwise restrict repatriation of earnings or other funds or otherwise limit distributions of capital;
●	laws or regulations that restrict foreign investment or indigenous ownership laws, or expropriation or governmental regulation restricting foreign ownership or requiring divestiture;
●	uncertain tax regimes and inconsistent income taxation, or changes to existing or new tax laws, rates or fees, either generally or directed specifically at the ownership and operation of towers, communications infrastructure or our international acquisitions or other transactions and operations, which may also be applied or enforced retroactively;
●	changes to zoning regulations or construction laws, which could also be applied retroactively to our existing sites or infrastructure;

●	actions restricting or revoking spectrum or other licenses or suspending business under prior licenses;
●	security and safety of employees, and material site security issues;
●	inability to secure rights or access to the land necessary to execute customer orders for New Sites and for new fiber roll-out;
●	significant license or permit surcharges;
●	difficulties in staffing and managing operations, labor unrest or unionization action (including in relation to the business of any third-party supplier or customer), or changes in labor conditions (including, but not limited to, increases in the cost of labor, as a result of unionization or otherwise);
●	seizure, nationalization or expropriation of property, equipment or other assets;
●	repudiation, nullification, modification or renegotiation of contracts;
●	limitations on insurance coverage, such as political risk or war risk coverage, in certain areas;
●	political or social unrest, whether internal, local, tribal, regional or otherwise;
●	local, foreign and/or U.S. monetary policy and foreign currency fluctuations and devaluations, changes in foreign currency exchange rates, restrictive foreign exchange regulations (including, for example, restrictions on the transfer of funds into or out of countries in which we operate) and/or illiquidity in the foreign exchange markets (such as the historic and recent fluctuations in the Naira, and the significant shortage of U.S. dollar liquidity in Nigeria for periods);
●	price setting or other similar laws for the sharing of passive communications infrastructure, or requirements to construct New Sites in remote or rural areas that are less commercially viable for us;
●	logistical and communications challenges, complications associated with repairing and replacing equipment in remote locations, or supply chain issues arising out of global or geopolitical issues, such as operational and transport restrictions or challenges;
●	equipment failure, grid unavailability, planned and unplanned outages, fires, natural catastrophes or climate-related events, accidents and infrastructure that lead to network failure;
●	U.S. and foreign sanctions, trade embargoes or export control restrictions;
●	failure to comply with U.S. Treasury and other internationally recognized sanctions regulations restricting doing business with certain nations or specially designated nationals;
●	failure to comply with the requirements Office of Foreign Assets Control of the U.S. Department of Treasury, the requirements of the Bureau of Industry and Security of the U.S Department of Commerce and other internationally recognized sanctions regulations restricting doing business with certain nations or specially designated nationals;
●	failure to comply with anti-bribery, anti-corruption or money laundering laws and regulations such as the Foreign Corrupt Practices Act, the UK Bribery Act or similar international or local anti- bribery, anti-corruption or money laundering laws and regulations;
●	potential adverse or unforeseen changes in laws and regulatory practices, or inconsistent or unpredictable application of laws or regulations by governmental authorities, including financial regulators;
●	uncertain rulings or results from legal or judicial systems, including inconsistencies between and within laws, regulations and decrees, and judicial application thereof, which may be enforced retroactively, and delays in the judicial process;

●	actions, proceedings, claims, disputes and threats brought by governments, regulators, entities or individuals for fees, taxes or other payments, even if meritless or frivolous under applicable law;
●	regulatory or financial requirements to comply with bureaucratic actions;
●	changes to existing laws or new laws, and/or changing labor and taxation laws or policies, including confiscatory taxation;
●	other forms of government regulation and economic conditions that are beyond our control;
●	governmental corruption consequences of poorly designed and executed government policies, corrupt practices (or alleged corrupt practices) on the economy in general or particular industries or companies, or of ineffective or insufficient corporate governance standards and practices; and
●	higher volatility of our ordinary share price.

Any of these or other risks could adversely impact our customers’ and/or our operations, which, in turn, could have a material adverse effect on our business, prospects, financial condition and/or results of operations, as well as our growth opportunities. In particular, a significant portion of our revenue is currently derived from our Nigerian operations (58.3% of our revenue for the year ended December 31, 2024), and any such risks materializing within Nigeria in particular may have a significant impact on our business as a whole, including our business, prospects, financial condition and/or results of operations.

Operations in international markets, including emerging and less developed markets (including Africa and Latin America), also subject us to numerous additional and different laws and regulations affecting our business, such as those related to labor, employment, unions, health and safety, antitrust and competition, environmental protection, consumer protection, import/export and anti-bribery, corruption and money laundering. Our employees, subcontractors and agents could take actions that violate any of these requirements. Violations, or alleged violations, of any such laws or regulations could subject us to criminal or civil enforcement actions and adversely affect our reputation, any of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

For the years ended December 31, 2024, 2023 and 2022, 47%, 49%, and 52%, respectively, of our revenue was linked to the U.S. dollar and euro. The manner in which this revenue is linked to the U.S. dollar or the euro differs across our MLAs and jurisdictions of operation.

Our U.S. dollar-linked revenue is denominated in U.S. dollars in the relevant MLAs but paid to us in local currency through contractual mechanisms. In such cases, including the majority of our MLAs in Nigeria, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. Such MLAs typically have U.S. dollar-denominated components and local currency components of pricing, and the U.S. dollar components are converted to the local currency for settlement at a fixed conversion rate for a stated period of time, which conversion rates are reset monthly and quarterly. As a result, in the event of devaluation, such as the one that occurred in June 2023 in Nigeria, there is a risk of a delay between the timing of the devaluation and the next contractual reset, which may be significant. During the period between the date of the devaluation and the date of the reset, all of our revenue (i.e., both revenue that is contractually linked to the U.S. dollar and that is contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward, at the relevant time. Furthermore, our ability to maintain or enter into such contractually linked foreign exchange protection mechanisms with our current and new customers in the future is not assured, which may in turn reduce our protection against fluctuations in foreign exchange rates and therefore could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

In addition, the conversion rates included in our MLAs may also be different from the rates at which our financial results are translated into U.S. dollars for reporting purposes. If we are required to use a higher rate for accounting purposes than that of our contracts, notwithstanding any underlying performance, it is likely that our financial results for the relevant periods in the future will show a related decline in performance. For example, as described below under “— The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations,” in April 2017, the CBN introduced a new foreign exchange window for investors and exporters (the I&E window, now referred to as NFEM), and while certain of our contracts in Nigeria contain contractually linked foreign exchange protection mechanisms that are intended to protect against foreign exchange fluctuations, such contracts historically only protected against changes in the official CBN exchange rate. While we reached agreement with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which is currently approximately aligned to the NFEM rate), should these and similar circumstances arise again (where there is a divergence between the applicable market rate or translation rates for our financial results, and the exchange rate reflected in our contracts with customers), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks, which could materially impact our results of operations. For instance, in June 2023, the CBN announced the unification of all segments of the foreign exchange market by replacing the old regime of multiple exchange rate “windows” for different purposes with, in effect, a market rate. The unification of the Nigeria foreign exchange market was aimed at eliminating multiple “windows” and to allow foreign exchange transactions to be determined by market forces via a single I&E window (now referred to as NFEM). Despite these efforts, the Naira depreciated significantly against the U.S. dollar and from June 14, 2023 to December 31, 2024, the NFEM rate depreciated by 69.1%, from approximately ₦474.0 to $1.00 to approximately ₦1,535.0 to $1.00, while the Bloomberg rate depreciated by 69.5%, from approximately ₦472.3 to $1.00 to approximately ₦1,546.0 to $1.00 during the same period. In addition, some of our contracts, particularly in Latin America and South Africa, are based on local currency pricing with no direct foreign exchange link or conversion mechanism, and therefore any depreciation in local currency rates against the U.S. dollar would similarly impact our financial results when they are translated into U.S. dollars for reporting purposes, notwithstanding any underlying performance.

Certain of our other MLAs have revenue components linked to hard currencies, such as the U.S. dollar or the euro, because the MLAs are in local currencies that maintain a fixed exchange rate, or are “pegged,” to such currencies, such as those in Côte d’Ivoire and Cameroon. In addition, it was announced in 2019 that the CFA Franc used in the West African Economic and Monetary Union (“UEMOA”), which includes Côte d’Ivoire, and which has a fixed exchange rate to the euro, would be replaced by a new currency called the Eco, and in June 2021, the heads of state of fifteen West African countries, including Côte d’Ivoire, comprising the Economic Community of West African States adopted a roadmap for the launch of the Eco in 2027. If such fixed or linked exchange rates are not maintained or are “de-pegged,” it could result in fluctuations and/or devaluations of these currencies, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

In addition, even though our MLAs may have foreign currency-linked revenue components, or have use fees expressed in foreign currencies, the actual currency of settlement of a significant portion of our revenue is in local currencies, and we therefore remain exposed to foreign exchange risks. There may also be regulatory actions or pressure based on, among other things, socioeconomic or political reasons or events, to enforce local currency-based pricing, or customers may seek to renegotiate the pricing elements of their contracts (for example, to the extent the local currency foreign exchange rate changes significantly, as seen in Nigeria), which would dilute any protection we may seek to include in our contracts to protect against local currency devaluations.

Most of our expenses are in the local currencies of the relevant jurisdiction of operation, except for certain of our borrowings, which are predominantly in U.S. dollars. For example, our Existing Notes and some of our other indebtedness (for example the IHS Holding Dual-Tranche 2024 Term Loan ), and certain Nigerian letters of credit) are denominated in U.S. dollars, with an aggregate principal amount outstanding of approximately $2,447.9 million as of December 31, 2024. Certain other components of our capital expenditures may also be linked to foreign currency-based pricing elements. Diesel, which is one of our most significant expenses, may be considered as linked to U.S. dollars given the international pricing of oil, and can be paid for in U.S. dollars when purchased offshore or in local currency when purchased locally. See “— Any increase in operating expenses, particularly increased costs for diesel or an inability to pass-through or mitigate against increased diesel costs, could erode our operating margins and could have a material adverse effect on our business, prospects, financial condition and/or results of operations.” Should the relevant local currencies depreciate against the U.S. dollar, the cost of buying diesel in the relevant local currency may increase, but the impact on our results is less notable when translated back into U.S. dollars at a higher foreign exchange rate. There may, however, be instances where our suppliers face foreign exchange pressure in the importation of certain materials, or as a result of the exchange rate at which they are able to source (or which applies to items for which charges are based on) foreign currency and import certain materials. This could in turn result in pressure from our suppliers to increase amounts payable by us.

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

In addition, our major customers may also face foreign exchange risks where their revenue is denominated in local currency, but their costs, including the fees they pay to us, are denominated in, or linked to, a foreign currency such as the U.S. dollar. When the local currency depreciates against the relevant foreign currency (such as the significant depreciations of the Naira against the U.S. dollar in 2016 (when the Naira depreciated from approximately ₦196.5 to $1.00 as of January 1, 2016 to ₦304.5 to $1.00 as of December 31, 2016), in 2023 (when the Naira depreciated from approximately ₦461.5 to $1.00 as of January 1, 2023 to ₦911.7 to $1.00 as of December 31, 2023), and again in January 2024, with the Naira having depreciated to ₦1,546.0 to $1.00 as of December 31, 2024), it may impact the ability of our customers to make payments to us on a timely basis or at all, and our customers may either raise prices for their customers or cut back on capital and operational expenditures, both of which could reduce future demand for our services, or result in requests to renegotiate contract terms (including pricing) with us prior to the relevant MLA end date.

Fluctuations in exchange rates, including volatility related to events affecting the economy (global, regional or local) or to geopolitical events or conflicts, depreciation of local currencies and/or a lack of sufficient availability of hard/international currencies, as required, could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See “— Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility” and “— The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations.”

The existence of multiple foreign exchange markets with different exchange rates may impact the rate used in our customer contracts and the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations.

As described below under “— Risks Relating to the Markets in which we Operate — Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility,” central banking authorities in the countries in which we operate may intervene in the currency markets or adopt policies that may impact the applicable exchange rates and/or amounts of foreign currency that may be obtained. In markets where there are multiple exchange rates available and/or referenced by the applicable banking authorities, there may be differences among the exchange rates companies use pursuant to accounting standards, contracted rates, rates quoted for other foreign exchange transactions, and “official” central bank rates. If such differences exist, we may encounter issues relating to the interpretation or enforcement of our contracts with our customers. We may also be required to change the exchange rate applied to the translation of the local currency books of our operating subsidiaries to U.S. dollars for our consolidated group reporting purposes.

This has been particularly relevant to our operations in Nigeria in the past, where a significant portion of our operations are based. Following the significant depreciation of the Naira against the U.S. dollar in 2016, as described in “— We and our customers face foreign exchange risks, which may be material,” in a continuing effort to improve U.S. dollar liquidity in Nigeria and to assist investors and exporters in accommodating foreign exchange transactions, the CBN introduced a new foreign exchange window for investors and exporters in April 2017 (the I&E window (now referred to as NFEM), from which the NAFEX rate is also derived). This resulted in a situation where there were differing exchange rates in the market and we were required to regularly monitor and evaluate which exchange rate was most appropriate to apply in the translation of the Naira books of our Nigerian operations to U.S. dollars for our consolidated group reporting purposes.

Until the CBN ceased publishing the CBN official rate in May 2021, there existed a divergence between the two rates, with the CBN official rate (against the U.S. dollar) usually being lower than the NAFEX rate. Although the CBN ultimately implemented steps to unify the Nigerian foreign exchange market in June 2023, by replacing the old regime of multiple exchange rate segments into a single NFEM window within which foreign exchange transactions would be determined by market forces, it is possible that in the future, official exchange rates in Nigeria or our other markets of operation may diverge again from prevailing market exchange rates due to future government interventions. We currently use the USD/NGN rate published by Bloomberg, which is approximately aligned to the NFEM window rate, for reporting purposes.

The determination of the most appropriate rate to use at the relevant time we produce financial information will depend on a number of factors, including, but not limited to, availability and liquidity in the market generally. The foreign exchange rate that we determine to be the most appropriate for the translation of our results for group reporting purposes may, therefore, differ from the conversion rates contained within our contracts. For example, in Nigeria, following the Naira depreciation in 2016 and the existence of multiple rates in the market, we began to translate the results of our subsidiaries in Nigeria into our presentation currency, U.S. dollars, at rates more reflective of the NAFEX. Prior to the agreements that we subsequently reached with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg, because the NAFEX rate used for accounting purposes had historically been higher than the CBN official rate used in our contracts, notwithstanding any underlying performance, our financial results for the relevant periods would have shown a related decline in performance in case of devaluation of the NAFEX where the CBN official rate remained at the same level. While our contracts with certain of our Key Customers in Nigeria were amended to resolve that anomaly, and notwithstanding the action taken by the CBN in June 2023 to unify the Nigerian foreign exchange market, there can be no assurance that such a divergence between the applicable market rate or translation rate for our financial results, and the exchange rate reflected in our contracts with customers, will not occur again in Nigeria, or that the prevailing market rate on Bloomberg will not diverge from other exchange rates in the market (including NFEM), or that a similar situation would not occur in other countries in which we operate, any of which could, in turn, have a material adverse effect on our business, prospects, financial condition and/or results of operations, notwithstanding any underlying performance.

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

In addition, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. For instance, we expect to adopt a more balanced approach to revenue growth and cash generation to counterbalance the recent macroeconomic headwinds across the world, particularly in Nigeria given the significant recent depreciations of the Naira in June 2023 and January 2024. As part of our heightened focus on cash generation, we may pursue operational efficiencies through productivity enhancements, cost and capital expenditure reductions, and a review of our portfolio of markets and assets. In addition, in March 2024, we announced that we were undertaking a strategic review process, which includes evaluation of our organizational initiatives, plans and goals to try to ensure they align with our long-term objectives and external environment conditions, and targeted at shareholder value-creation options (See “Business Overview — Our Strategy”). Notwithstanding our expectations, we may deploy strategic plans that ultimately do not achieve our initial expectations or goals, including, but not limited to, as they relate to entering new markets or exiting certain markets, acquiring or disposing of assets or deploying growth capital. Incorrect initial assumptions or the failure to implement and execute our strategic and operating plans in a cost-effective and timely manner, or at all, realize the cost savings or other benefits or improvements associated with such plans, or have financial resources to fund the costs associated with such plans or to incur costs in excess of anticipated amounts, or sufficiently assess and reassess the plans (including, in each case, as a result of challenges that may be posed or arise as a result of operating companies in which we may not have a majority of the economic or share ownership, whether in terms of operational or further commensurate funding challenges or otherwise), could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Further, successful execution of our business plan will require effective management of growth, which may include acquisitions or dispositions. The management team, operational systems and internal controls currently in place or to be implemented may not be adequate for such growth or other strategy, and the steps taken to hire personnel and to improve such systems and controls may not be sufficient. If we are unable to grow as anticipated, manage our growth effectively or successfully integrate any acquisitions (including their information technology or finance systems into our control environment), it could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See “Business Overview — Our Strategy” for further information on our key strategies.

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

We engage third-party contractors to provide various services in connection with the site acquisition, construction, supply of equipment and spare parts, access management, security and preventative and corrective maintenance of tower sites, as well as power management, including the supply of diesel to certain of our sites, sometimes with a small number of contractors in the relevant jurisdiction. For example, we have outsourced power management, refurbishment, operations and maintenance and security functions for certain of our sites in Nigeria to certain key suppliers and may continue to do so in other markets (including any new markets which we may enter). Their power management functions include the supply of diesel to and deployment of alternative power technologies, such as hybrid and solar power technologies, on certain sites, to help reduce diesel consumption to a contracted volume. Across our eight markets, as of December 31, 2024, we outsourced certain operations and maintenance activities at 73% of our Towers. We also engage third-party contractors and suppliers with respect to other systems we use to operate our business, including but not limited to information technology systems and services.

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

We rely on third party suppliers for the supply of diesel, materials, equipment and other goods, and any disruption in the provision of those goods would hinder our ability to effectively deploy or maintain our infrastructure.

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

Our Contracted Revenue disclosed in this Annual Report represents our estimate of the lease fees to be received from existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s current contractual term and lease fees to be received from Key Customers where we provide fiber access to an OLT for the remainder of the relevant contractual term, as of December 31, 2024. Our Contracted Revenue is based on certain estimates and assumptions, such as constant foreign exchange rates, no escalation of lease fees despite contractual provisions in our MLAs in that regard, no new tenants or new Lease Amendments added, no amendments to our existing MLA terms and no Churn. Unanticipated events may occur that could adversely affect the actual results achieved by us during the periods to which these estimates relate, causing some or all of the actual results to deviate from our estimates and assumptions, which in turn could have a material adverse effect on our business, financial condition and/or results of operation.

Any increase in operating expenses or costs, particularly increased costs for diesel or ground lease costs, or an inability to pass-through or mitigate against such costs, could erode our operating margins and could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our primary operating expenses include diesel fuel, site maintenance and security, salaries of engineers and security personnel, fees for licenses and permits and insurance. In addition, we incur ground lease costs and the continued development, expansion and maintenance of our tower site and other communications infrastructure requires ongoing capital expenditure. There is no assurance that our operating expenses, including those noted above, will not increase in the future or that we will be able to successfully pass any such increases in operating expenses to our customers. For example, we require a substantial amount of diesel to power our tower site operations. For the year ended December 31, 2024, the cost of power generation, which includes diesel, haulage and minimal electricity, accounted for 39.2% of our cost of sales, as compared to 33.5% of our cost of sales for the year ended December 31, 2023.

Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including but not limited to the impact of events with a wide-ranging regional or global impact (including health pandemics or epidemics), geopolitical conflicts and wars (including their consequences, for example on trade routes or supply chains), and any related economic sanctions, foreign exchange effects and/or climate change or related initiatives or government action and/or regulation, and we are only able to pass-through a component of the fuel costs at our sites to our customers under the terms of certain of our contracts. We have in the past been exposed to diesel price volatility, and could again be impacted if diesel prices continue to fluctuate or impact other regions in which we operate, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly. For example, in May 2023, the Nigeria Federal Inland Revenue Service issued a letter to diesel suppliers in Nigeria, informing them that they would be required to pay a Value Added Tax (VAT) of 7.5% on imported diesel at the point of entry into the country although this has now been suspended pursuant to the VAT Modification Order 2024. Further, our attempts to reduce power costs through the deployment of DC generators, hybrid battery and solar technologies, while presently successful, may not be successful in the future.

Our ground lease costs are for a fixed duration, typically a 10-to-15-year term, paid for either on a monthly or quarterly basis or in advance for a multi-year portion of the overall term of the lease.

Approximately 12% of our ground leases are due for renewal within the next 24 months. The renewal of a large proportion of our tower portfolio ground leases within a particular year may require a significant upfront rent payment made upon such renewal, which in turn could increase our cash outflows for that particular year. Any increases in operating expenses or lease costs referred to above would reduce our operating margins and may have a material adverse effect on our business, prospects, financial condition and/or results of operations.

If we are unable to renew and/or extend our ground leases, or protect our rights to access and operate our Towers or other communications infrastructure assets, it could have a material adverse effect on our business and operating results.

Our site portfolio consists primarily of ground-based towers constructed on land that is leased under long-term ground lease agreements. As of December 31, 2024, approximately 89% of the sites in our portfolio were operated under ground leases on land that we do not own. For sites on leased land, approximately 36% of the ground leases have an expiration date before the end of 2029 and, as of December 31, 2024, the average remaining life of our ground leases was 10.4 years. For various reasons, landowners or lessors may not want to renew their ground leases, may seek substantially increased rents, or they may lose their rights to the land (including, for example, if such land is subject to concession agreements) or transfer their land interests to third parties, or decide to negotiate the terms of their ground leases collectively through landlord associations and/or through land aggregators companies, which could affect our ability to renew ground leases on commercially viable terms or at all. In addition, we may not have the required available capital to extend these ground leases at the end of the applicable period.

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

If we were to experience a loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for a customer on a site in any particular period, we would face what is known as Churn. For example, Tenants may determine that demand has changed in a particular area and they no longer need tower infrastructure at certain sites. A Tenant may Churn if the relevant MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. For example, in September 2023, prior to agreeing the renewal in August 2024, MTN Nigeria had issued a statement that it has selected ATC Nigeria Wireless Infrastructure Solutions Limited to provide services to approximately 2,500 sites that were owned and managed by the Group in Nigeria (of which 1,430 tenancies (including new colocations) were ultimately renewed under the terms agreed with MTN Nigeria in August 2024).

Similarly, certain customers may be acquired, experience financial difficulties or cease operations as a result of technological changes or other factors, including the impact of events with a wide-ranging regional or global impact (including health pandemics or epidemics) and resulting effects, which could result in renewal on less favorable terms, cancellation or non-renewal of our tenancy agreements. We experienced Churn of 1,198, 1,334, 603, Tenants for the years ended December 31, 2024, 2023 and 2022, respectively. Other than a customer Churning at the end of its term, limited termination clauses may apply pursuant to the relevant MLA. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty, and customers with no such right could use their negotiating power in the future to request the ability to Churn certain tenancies. If customers terminate or fail to renew customer lease agreements with us (either on commercially acceptable terms, or at all), are acquired or, become insolvent, or otherwise become unable to pay lease fees, the loss of such customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

In addition, other technologies and architectures, such as WiFi, DAS, femtocells, other small cells, or satellite (such as low earth orbiting satellite systems capable of providing internet coverage, including the service commenced by Starlink in some of our African markets; for example, MTN Group announced in 2024 it was partnering with satellite providers as a complement to their terrestrial network in order to increase network coverage in rural areas) and mesh transmission systems may, in the future, serve as substitutes for, or alternatives to, the traditional macro site communications architecture that is the basis of substantially all of our site leasing business. Additional examples of such new technologies might include spectrally efficient technologies which could potentially relieve some network capacity problems, or complementary voice over internet protocol access technologies that could be used to offload a portion of subscriber traffic away from the traditional tower-based networks, which would reduce the need for telecommunications operators to add more tower-based antenna equipment at certain tower sites.

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

We believe that competition in the tower infrastructure industry in emerging and less developed markets (including markets such as Africa and Latin America) is based on, among other things, power management expertise, tower location, relationships with telecommunications operators, tower quality and height, pricing or other more favorable or suitable contractual terms, and ability to offer additional services to tenants and operational performance, as well as the size of a company’s site portfolio and its ability to access efficient capital. We believe we are the market leader in Africa by tower count as of December 31, 2024, with 30,650 towers. ATC is our primary competitor in Africa among independent tower companies, including in Nigeria and South Africa and Helios Towers and SBA are other notable competitors in Africa. In Brazil, the competitive landscape is wider with ATC, SBA and Highline owning more towers than we do as of December 31, 2024, and numerous smaller tower companies of similar size to or smaller than our business. The Brazilian and South African competitive landscape presents opportunities for consolidation. We also compete to a lesser extent with telecommunications operators who have retained their own towers and continue to manage them and make them available for Colocation or who have formed their own independent companies for the sole purpose of providing tower infrastructure sharing. In certain circumstances, we also compete with owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers. In addition, there may be increased competition in the future from other independent tower companies operating in, or that may enter, our markets.

Competitive pressures could increase and could have a material adverse effect on lease rates paid by our customers, which could result in existing customers not renewing their leases, renegotiating for more favorable contractual terms, switching infrastructure providers, or new customers leasing towers from our competitors rather than from us. In addition, we may not be able to renew existing customer leases or enter into new customer leases, either on commercially acceptable terms or at all, which could have a material adverse effect on our results of operations and growth rate. Increasing competition could also make the acquisition of attractive tower portfolios or other tower companies more costly, or limit acquisition opportunities altogether, particularly in cases where our competitors have a lower cost of capital. Any of the foregoing factors could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We face a number of risks related to our strategic transactions.

A key element of our growth strategy has been to increase our tower portfolio through acquisitions, which we may continue to do in the future, including in new geographic markets and/or adjacent communications infrastructure verticals. In 2021, we completed the acquisition of towers in Brazil and Colombia, and acquired TIM Brasil’s secondary fiber network infrastructure. In 2022, we completed the acquisition of towers in South Africa and Brazil. There can be no assurance that we will be able to identify suitable acquisition candidates in the future or acquire them on acceptable terms, including due to increased competition for attractive acquisition opportunities in the relevant markets, or that any particular acquisition or investment will perform as anticipated in our investment appraisals or related targets. Additionally, we rely on our due diligence of the acquired assets or business and the representations and financial records of the sellers and other third parties to establish the anticipated revenue and expenses and whether the acquired assets or business will meet our internal guidelines for current and future potential returns. Given the nature of the individual assets which are numerous and geographically diverse, it can be difficult to conduct effective physical diligence on these, which is typically conducted by way of a sample audit. In addition, we may not always have the ability to analyze and verify all information regarding title, access and other issues regarding the land underlying acquired towers. The condition of the assets can also deteriorate significantly during the period prior to closing (and after physical site audits) because sellers may reduce operating and capital expenditure on such towers.

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

We may also at any time be participating in one or multiple sale or acquisition processes across various markets and continents (which may include processes in different regions of the world with different counterparties). Given the confidential nature of such processes the details of these would only be available once we have been selected as the preferred candidate and reached agreement on terms with the counterparty. We may also be unable to succeed in the processes (or any of them) in which we participate or reach an agreement on terms with the counterparty should we be selected as the preferred candidate. Given the often-varying transaction structures of these communications infrastructure sales or acquisitions, we often have little or no control on the timing of such processes.

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

In addition, the process of integrating acquired assets or businesses into our operations has resulted in and may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Even if we are successful in completing one or more acquisitions, the failure to adequately address the financial, operational or legal risks of these transactions could harm our business. We also may incur unexpected or contingent liabilities in connection with acquisitions. We may also be unable to retain or replace key personnel of an acquired business or recruit key personnel in the case of acquired assets, which could reduce the value of the acquisition and prevent us from realizing our strategic goals. In certain instances, including pursuant to the TIM Fiber Acquisition and the MTN SA Acquisition, we may also rely on transition services arrangements with external parties to support the operation of acquired assets while they are fully integrated. These risks may be exacerbated in material acquisitions. Further, such material acquisitions may exacerbate the risks inherent with our growth strategy, such as (i) an adverse impact on our overall profitability if the acquired towers or business does not achieve the financial results estimated in our valuation models, (ii) unanticipated costs associated with the acquisitions that may impact our results of operations for a period, (iii) increased demands on our cash resources or increased debt on our balance sheet that may, among other things, impact our ability to explore other opportunities, (iv) undisclosed and assumed liabilities that we may be unable to recover, (v) increased vulnerability to general economic conditions, (vi) an adverse impact on our existing customer relationships, (vii) additional expenses and exposure to new regulatory, political and economic risks if such acquisitions were in new jurisdictions and (viii) diversion of managerial attention.

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

In addition, we may divest or reduce our investment in certain businesses from time to time. Such divestitures involve risks, such as difficulty separating portions from our other businesses, distracting employees, incurring potential loss of revenue, negatively impacting margins, and potentially disrupting customer relationships. We may also incur significant costs associated with exit or disposal activities, related impairment charges, or both, including if such divestiture is not adequately covered by insurance or other enforceable indemnity or similar agreement with a creditworthy counterparty. In certain instances, including pursuant to the sale of our operations in Kuwait in December 2024, we may need to enter into transition services arrangements with external parties for a period of time to support the operation of disposed assets, which may also give rise to disputes or liabilities in relation to the provision of such services. If we are unable to successfully manage any of the risks in relation to any future acquisition or divestitures, our business, financial condition and results of operations could be adversely impacted.

We may consider selling certain assets or businesses; however, we may not be successful achieving a sale and if we do it may not be on terms similar or higher to the valuation in which we bought or constructed the assets or at levels investors would view as attractive.

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

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices, including climate change, human capital and other ESG matters. Expectations regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

We at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or target and goals, among others), such as our Carbon Reduction Roadmap (including Project Green), to improve the ESG profile of our company and/or offerings or respond to stakeholder demand; however, such initiatives may be costly and may not have the desired effect. Our estimates and projections regarding the implementation of such initiatives and goals, and the savings achieved from their implementation, are subject to various risks and uncertainties. For example, we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Our ESG efforts may also include the adoption, or expansion, of certain ESG practices or policies, which may require us to expend additional resources to implement or to forego certain business opportunities to the extent others in our value chain do not meet pertinent requirements of such policies. By contrast, any failure, or perceived failure, to conform to such policies could have an adverse impact on our reputation and business activities. Moreover, actions or statements that we take are in many cases based on expectations, assumptions, or third-party information, which may require substantial discretion and forecasts about costs and future circumstances. Perceptions regarding the reasonableness of such data and methodologies evolve overtime, along with stakeholder expectations regarding ESG initiatives more generally. Our approach to such matters likewise evolves; however, we cannot guarantee that it will align with the expectations of any particular stakeholder. Any failure, or perceived failure, to appropriately manage ESG matters or related stakeholder expectations may result in various adverse consequences, including potential enforcement and litigation, even if such initiatives are currently voluntary. Our performance may be subject to greater scrutiny as a result of our announcement of any goals or policies and the publication of our performance against the same.

Moreover, despite the voluntary nature of such efforts, we may receive pressure from external sources, such as lenders, investors or other groups, to adopt more aggressive or different targets and goals, or other ESG-related initiatives; however, we may not agree that such initiatives will be appropriate for our business, and we may not be able to implement such initiatives because of potential costs or technical or operational obstacles. Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, customers, or business partners, which may adversely impact our operations. In addition, we expect there will likely be increasing levels of regulation, disclosure-related, audit and otherwise, with respect to ESG matters. Various policymakers, including but not limited to the European Union, the SEC and/or certain states in the United States, have adopted (or may in the future adopt) requirements for additional ESG-related disclosures or actions, which may require us to incur significant additional costs to comply; any failure to comply may also result in fines, reputational damage, or other adverse impacts. Such requirements are not uniform, and may not be interpreted or enforced uniformly, which may increase related compliance costs and risks. Simultaneously, there are efforts by some stakeholders and policymakers to reduce companies’ efforts on certain ESG-related matters. Both advocates and opponents to certain ESG matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. This and other stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Such ESG matters may also impact our suppliers, customers, or other stakeholders, which may compound or cause new impacts on our business, financial condition or results of operations, including risks which may not be known to us.

We rely on key management personnel and any inability to recruit, train, retain and motivate key employees could have a material adverse effect on our business.

We believe that the current management team contributes significant experience and expertise to the management and growth of the business. The continued success of the business and our ability to execute our business strategies in the future will depend in large part on the efforts of key personnel particularly Mr. Darwish, our Chairman and Group Chief Executive Officer, and our other senior officers, each of whose services are critical to the success of our business strategies. There is also a shortage of skilled personnel in the communications infrastructure industry in the markets in which we operate, which we believe is likely to continue. As a result, we may face increased competition for skilled employees in many job categories from tower companies, communications operators and new entrants into the communications infrastructure industry and this competition is expected to intensify. Although we believe our employee salary and benefit packages are generally competitive with those of our competitors, if our competitors are able to offer more generous salary and benefit packages in the future, we may face difficulties in retaining skilled employees. Further, employee compensation and benefit costs may increase due to inflationary pressures, and if our compensation does not keep up with inflation or that of our competitors’, we may see increased employee dissatisfaction and departures or difficulty in recruiting new employees. In addition, we have at times experienced a loss of personnel due to migration from the markets in which we operate. If key employees depart or we are unable to recruit and integrate new employees successfully, our business could be negatively impacted. An inability to successfully integrate, recruit, train, retain and motivate key skilled employees could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We have incurred and may continue to incur losses.

We incurred losses of $1,644.2 million (including approximately $1,573.5 million of unrealized foreign exchange losses), $1,988.2 million (including approximately $1,796.4 million of unrealized foreign exchange losses) and $469.0 million (including approximately $158.3 million of unrealized foreign exchange losses) for years ended December 31, 2024, 2023 and 2022, respectively. Our losses were principally due to depreciation, and amortization and finance costs, which includes realized and unrealized losses from foreign exchange movements, in each respective year. As a result of our acquisitions and exposure to foreign exchange movements, we expect our depreciation, amortization and finance costs to continue to be significant and may increase as a result of the execution of our strategy or foreign exchange volatility. For example, in June 2023 the Naira experienced significant depreciation following steps taken by the CBN to unify the Nigerian foreign exchange market, by replacing the old regime of multiple exchange rate segments into a single NFEM window to allow foreign exchange transactions to be determined by market forces. In January 2024, there was a further significant devaluation of the Naira to ₦1,455.6 to $1.00 as of January 31, 2024. If we incur losses in the future, it could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Although we generally seek and obtain the requisite federal, national, state and/or local approvals prior to the commencement of tower construction, it is often unclear whether certain, particularly local, permits are required and, in some circumstances, local authorities have imposed permit requirements retrospectively. In instances where we acquire assets from third parties, the prior owners of those assets may not have had the requisite federal, national, state and local approvals for certain of the sites we are acquiring. There is sometimes a long lead-time required for processing applications for approvals and licenses from the local authorities, including construction and building permits required from certain state authorities to construct or build any structure and environmental approvals. See “Business — Permits and Regulation — License to operate.” Although we make payments in relation to the relevant permits when required, the delay encountered in receiving the permits, licenses or certificates means that we may, therefore, in limited instances, proceed with and complete tower construction and base transmission sites installation for Tenants before all required approvals and licenses have been formally issued by local authorities. As we look to expand our offering to further include and expand on services like fiber connectivity, rural offerings and other verticals, we may be subject to increased regulatory, license and permit obligations (including in respect of active telecommunications elements that may comprise part of the arrangements with customers, such as for rural offerings, which may be based on an “open RAN” architecture). We may or may not be able to meet any and all such obligations.

Although we believe these practices are customary in the telecommunications industry in the countries in which we operate, there can be no assurance that the relevant authorities will issue the licenses or approvals, if required, or that they will be issued in a timely manner or as expected. If such approvals and licenses are required and not obtained, the local or state authorities may impose penalties, such as reprimands, warnings and fines, for non-compliance with the relevant licensing and approval requirements. In addition, in some jurisdictions, federal, national, state and local authorities charge taxes and levies in relation to similar services, for example tenement rates and environmental permits for our sites. This leads to confusion over which authority should be paid the relevant levy and, in many cases, we must wait for a demand to be made before we can make the payment.

Additionally, certain authorities have become more aggressive in setting of permit fees, the enforcement of permits and collection of payments, or may become more so in the event the profile of a business is perceived to have increased. In an extreme case, local authorities may prevent us from entering our sites or demand that we dismantle the unlicensed towers, which has occurred in certain limited cases. For example, in Nigeria, it was publicly reported in 2019 that the Nigeria Civil Aviation Authority (NCAA) threatened to decommission and dismantle a number of Glo towers for safety violations including failure to obtain the statutory aviation height clearance certificate. It is reported that while no towers were ultimately decommissioned or dismantled by the NCAA, this was due to the affected operators complying with demands. In addition, in December 2019, the Federal Capital Development Authority, or FCDA, stopped the issuance of permits to communications infrastructure companies in the Federal Capital Territory while it sought to review and increase fees. The FCDA briefly resumed issuing new permits in 2021 which, following a further stoppage, resumed again during 2022 following the intervention of the regulator, the Nigerian Communications Commission, or NCC. However, while permit issuance has resumed and an agreement in principle has been reached with the FCDA, the final outcome of the intervention is still awaited as the approval of the Minister of the Federal Capital Territory is pending. During previous periods when new permit issuances were on hold, the development and expansion of our business operations in Abuja (where we had 655 Towers as of December 31, 2024) was impacted, which consequently impacted the quality of service of remaining towers in operation in the area.

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

As of December 31, 2024, we operated 1,876 towers under license to lease agreements in Cameroon and Côte d’Ivoire. We do not own these towers or the underlying land leases, but have a contractual right to operate the towers, including leasing out additional space on the towers. The MLL agreements may be terminated upon agreement of the parties if we fail to comply with specified obligations in the agreements or, in some cases, at the customer’s option. If we are unable to protect our rights under, or extend, the MLL agreements or they are terminated, we will lose the cash flows derived from such towers, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. In March 2022, we completed the GTS SP5 Acquisition to acquire 2,115 towers, of which 2,113 were operated under a right-of-use (ROU) agreement, where we did not own the towers or the underlying land leases, but had a contractual right to operate the towers, including leasing out additional space on the towers. The number of towers we have that are subject to such ROU arrangements changes from time to time (including, potentially, as a result of arrangements made as part of the Oi Brazil restructuring plan), and we may be subject to such arrangements on more towers. While ROU arrangements may differ, in many cases, ROU agreements may be terminated upon agreement of the parties, if we fail to comply with specified obligations in the agreements or, in some cases, at the customer’s option. Additionally, if such towers are held under concession licenses with an expiry date, and the relevant tenant holds the ultimate ownership right on those towers, a potential non-renewal of such concession(s) could potentially cause the termination of an ROU agreement. If we are unable to protect our rights under, or extend, ROU agreements or they are terminated, we would lose the cash flows derived from such towers, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We provide Managed Services to towers that are owned or operated by third parties. Our inability to access these sites or to perform the services in accordance with our requirements could have a material adverse effect on our business and/or operating results.

We currently provide Managed Services to certain sites for our customers, which includes the provision of maintenance, security or power services, including on sites that we may not own. Sites where we provide Managed Services may be owned by the relevant customer the services are being provided for, or by other third parties. In these instances, we need to coordinate the provision of our services in line with the customer requirements as well as in accordance with the owner or operator of the tower. This includes ensuring that we have appropriate access to the relevant sites and that our equipment is adequately protected. If we are unable to perform our services under our Managed Services agreements (whether to a satisfactory level or otherwise), we may suffer penalties, the termination of such services or the loss of our equipment, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Failure to effectively operate, or successfully execute upgrades to, our group-wide enterprise resource planning, or ERP, system or other critical business applications could have a material adverse effect on our business and/or operating results.

We have been assessing various technology upgrades and enhancements to support our business growth, including potentially upgrading some aspects of our group-wide ERP system. The implementation of new software and hardware, including new technology such as artificial intelligence (AI), involves risks and uncertainties that could cause disruptions, delays or deficiencies in the design, implementation or application of these systems. The failure of our ERP or any of our critical business applications to operate effectively or to integrate with other systems, or a breach in security of these systems, could cause reduced efficiency of our operations, which could negatively impact our financial results. If we experienced any significant disruption to our ERP that we are unable to mitigate, or if any upgrades are significantly delayed or the system does not perform in a satisfactory manner or in line with business requirements it could introduce operational risk, including cybersecurity risks, and other complications, be disruptive and could have a material adverse effect on our operations, including our ability to report accurate, timely and consistent financial results or otherwise maintain adequate internal control over financial reporting, or our ability to integrate new acquisitions into our systems. We may also lose an opportunity to further improve business efficiency, process standardization, and internal controls over financial reporting across our operations.

Furthermore, the potential implementation of any ERP system or critical business application upgrade or any remediation of our key information systems requires investment of capital and human resources, including substantial expenditures for outside consultants, suppliers, system hardware and software in addition to other expenses, the re-engineering of business processes, and the attention of many employees who would otherwise be focused on other areas of our business. We may also experience delays, increased costs and other difficulties, including potential design defects, re-work due to changes in business plans or reporting standards, and the diversion of management’s attention from day-to-day business operations. If we are not able to accurately forecast expenses and capitalized costs related to system upgrades and repairs, our financial condition and operating results may be adversely impacted. The implementation of new initiatives or upgrades and remediation of existing systems may not achieve the anticipated benefits and may divert management’s attention from other operational activities, negatively affect employee morale, or have other unintended consequences.

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

In connection with the audit of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting and, accordingly, concluded that our internal control over financial reporting was not effective as of December 31, 2024. This material weakness was previously reported in our annual reports on Form 20-F for the years ended December 31, 2022 and December 31, 2023. Under Public Company Accounting Oversight Board (PCAOB) standards, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified is a lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions, particularly in the areas of foreign exchange, business combinations and other complex, judgmental areas, such as goodwill impairment assessment.

We have been working to remediate this material weakness as quickly and efficiently as possible. However, we cannot assure you that the measures we have taken to date or that we are taking will be sufficient to remediate in its entirety the material weakness we identified or avoid the identification of additional material weaknesses in the future. We cannot provide an estimate of the time required or costs expected to be incurred in connection with implementing a remediation plan. Remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. If we are unable to successfully remediate this material weakness or if new material weaknesses arise in the future, and if we are unable to produce accurate and timely financial statements, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations.

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

Additionally, as we qualify as an “accelerated filer” or “large accelerated filer” for U.S public company reporting purposes, we must include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in connection with certain of our U.S. public company filings. Based on the material weakness identified as of December 31, 2024, our independent registered public accounting firm issued an adverse opinion with respect to internal control over financial reporting as of December 31, 2024. In addition, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE on which our ordinary shares are listed. If we do not maintain an effective system of internal control over financial reporting in the future, or otherwise adequately comply with the requirements of Section 404 of the Sarbanes Oxley Act, our independent registered public accounting firm may in the future identify a significant deficiency or material weakness in our internal control over financial reporting, and again issue an adverse opinion with respect to internal control over financial reporting.

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

We rely on key information technology systems, which may be vulnerable to physical or digital/ electronic damage, security breaches or cyberattacks that could have a material adverse effect on our reputation as well as our business, prospects, financial condition and/or results of operations.

We rely on information technology systems, including but not limited to computer systems, hardware, software, technology infrastructure and online sites, and network operations centers which are key to our site maintenance and performance management (collectively, “IT Systems”), to conduct our daily business, financial reporting, procure products, pay suppliers, communicate internally and externally, share files, efficiently and accurately provide services to our customers and monitor our operations. We and certain of our third-party providers may collect, maintain and process data about customers, employees, business partners and others, including information about individuals, as well as proprietary information belonging to our business such as trade secrets (collectively, “Confidential Information”).

While we seek to apply best practice policies and internal controls, and devote significant resources to network and application security and other security measures to protect our IT Systems and Confidential Information, these measures cannot provide absolute security. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information.

Cyberattacks are expected to accelerate on a global basis in frequency and magnitude. In addition, the tools used by cyber criminals including artificial intelligence, continue to evolve and are becoming increasingly sophisticated, in order to circumvent such security measures, evade detection, remove forensic evidence, and maximize the potential damage of a successful attack. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business.

Some of our IT Systems are also managed by third-party service providers and are not under our direct control. Because we make use of third-party suppliers and service providers, successful cyberattacks that disrupt or result in unauthorized access to third-party IT Systems can materially impact our operations and financial results. Third (and beyond) parties have been a popular attack vector for cyber criminals, and depending on the nature of the relationship with some of these partners, we sometimes use their code, software, human-power, networks, or give them access to our servers and data, among many other scenarios. A security vulnerability at any of these third-party partners could potentially provide an opportunity for a cyber criminal to reach or damage our IT Systems or Confidential Information.

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, particularly in times of increased usage and reliance. Despite existing security measures, our IT Systems and certain parts of our infrastructure, including, for example, our fiber infrastructure network for the provision of residential broadband services to consumers, may be vulnerable to attacks from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, that could result in damage, disruptions, or shutdowns due to unauthorized access, software bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT Systems, phishing attacks, human or technological errors, computer viruses and malware (including ransomware), malicious code embedded in open-source software, or misconfigurations, cyberattacks, and other security incidents. In addition, many types of cyberattacks are designed to be difficult to detect in order to harvest as much data or cause as much systemic damage as possible before detection. As a result, in the event of a cyberattack, our IT Systems could be compromised without our knowledge for a period of time before the attack is detected and addressed. Furthermore, given the nature of complex systems, software and services like ours, and the scanning tools that we deploy across our networks and products, we regularly identify and track security vulnerabilities. We are unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities, or that patches will be applied before vulnerabilities are exploited by a threat actor.

The performance of our IT Systems may also be impacted by certain operating conditions in our jurisdictions of operation, including lack of reliable power supply, shortages in replacement parts, as well as general security conditions. In addition, as a result of remote and hybrid working arrangements (including at third-party providers), our IT Systems may be particularly strained or increasingly vulnerable, including due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. Additionally, any integration of artificial intelligence in our or any service providers’ operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. An attack attempt or security incident, such as a distributed denial of service attack, or damage caused by other means could potentially result in the interruption or cessation of certain or all of our services to our customers, our inability to meet expected levels of service or data transmitted over our customers’ networks being compromised, as well as other unforeseen damages. In the event of a potential breach, while we would endeavor to comply with any applicable requirements to inform impacted parties within a reasonable time, priority may be given to containing and eliminating the cyberattack in order to limit the damage, which as a result could potentially delay our communication of the identified attack to customers, suppliers, concerned regulatory bodies, agencies or authorities or other relevant parties.

In addition, our collection, storage and processing of Confidential Information makes us a potentially vulnerable target to security incidents. While we have taken steps to protect our Confidential Information, there is no guarantee that our IT Systems or Confidential Information will not be impacted or accessed. Because the techniques used to sabotage or obtain unauthorized access to our IT Systems and Confidential Information change frequently and generally are not recognized until they are launched against a target, we may not be able to anticipate these techniques or implement adequate preventative measures. Any accidental or willful security incident or other unauthorized access to our IT Systems could cause any such Confidential Information to be stolen and used for criminal purposes. Any adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information could also expose us to liability, time-consuming and expensive litigation, and negative publicity. Further, our relationships (in particular, those with our customers) could be severely damaged, and it could have a material adverse effect on our business and operations.

Moreover, as a result of the increasing awareness concerning the importance of safeguarding personal information, the potential misuse of such information and legislation that has been adopted or is being considered in some of our markets regarding the protection, privacy and security of personal information, information-related risks are increasing. Failure to comply with any such data protection laws may result in, among other consequences, fines, litigation or regulatory actions, and efforts to comply with such requirements that may be time-intensive and costly. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer or end-user data, could cause our customers to lose trust in us and could expose us to legal claims. The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application or they may have inconsistent or conflicting requirements with each other. Further, there has been a substantial increase in legislative activity and regulatory focus on data privacy and security in the United States and elsewhere, including in relation to cybersecurity incidents. It is possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our handling of information and business operations, which could ultimately hinder our ability to operate our business and strategy. In addition, any failure or perceived failure by us to comply with laws, regulations and other requirements relating to the privacy, security and handling of information could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. These proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations and/or financial condition could be materially adversely affected

We and certain of our third-party providers may experience cyberattacks and other incidents, and we expect such attacks and incidents to continue in varying degrees, and we cannot guarantee that material incidents will not occur in the future. We also cannot guarantee that our security and power back-up measures will not be circumvented or fail, resulting in customer network failures or interruptions that could impact our customers’ network availability, potentially resulting in penalties for failure to meet targeted quality levels, as well as otherwise having a material adverse effect on our business, reputation, financial condition and/or operational results. We may be required to spend significant resources to protect against or recover from such threats and attacks. In addition, as we implement new IT Systems, we cannot guarantee that our new security measures will be sufficient. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, and we could lose customers. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. Our employees or external actors operating in any geography may commit these attacks. Any such events could result in legal claims or proceedings (including class actions), regulatory investigations and enforcement actions, fines and penalties, disruption in operations, misappropriation of Confidential Information, damage to our reputation (which could cause us to lose existing or future customers), negative market perception, or costly response measures and future compliance costs, any of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Failure to provide a safe and healthy working environment in accordance with the relevant applicable legislation, including as a result of health pandemics or epidemics and any related measures imposed in the markets in which we operate, may result in government authorities forcing closure of sites on a temporary or permanent basis or refusing lease or license applications. Working conditions, including aspects such as weather and temperature, can add to the inherent dangers.

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

We may not carry insurance for all categories of risk that our business may encounter. Our business assets are subject to risks associated with natural disasters, such as windstorms, floods and hurricanes, as well as theft, particularly of diesel or batteries, vandalism, terror attacks and other unforeseen damage. Climate change and other environmental or social pressures may increase the frequency or severity of such events. In certain instances, such as where we store diesel at our facilities, we may be unaware that theft of the diesel is taking place, despite controls that we have in place to prevent this, rendering insurance covering such theft ineffective. In addition, in the event a tower has been constructed in a substandard manner, is overloaded or has not been properly maintained, it may be at risk of collapse or damage. Any damage or destruction to our towers as a result of these or other risks would impact our ability to provide services to our customers. While we maintain insurance to cover the cost of replacing damaged towers, and business interruption insurance and general liability insurance to protect ourselves in the event of an accident involving a tower, we might have claims that exceed our coverage under our insurance policy or claims may be denied and, as a result, the insurance may not be adequate. Insurance may not adequately cover all lost revenue, including revenue lost from new tenants that could have been added to the towers but for the damage. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to renew or obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. Any significant uninsured losses or liabilities may require us to pay substantial amounts, which would reduce our working capital and could have a material adverse effect on our business, financial condition and/or results of operations. If we are unable to obtain adequate insurance coverage or provide services to our customers as a result of damage to our towers, it could lead to customer loss, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

There are inherent climate-related risks wherever business is conducted. Certain of our facilities, including our Towers, as well as third-party infrastructure on which we rely, are located in areas that have experienced, and are projected to continue to experience, various meteorological phenomena (such as drought, heatwaves, wildfire, storms, and flooding, among others) or other catastrophic events that may disrupt our or our suppliers’ operations, cause damage or loss to our Towers or other assets, limit the availability of resources, result in additional costs, delay or prevent the completion of projects in certain locations, or otherwise adversely impact our business, financial condition, and/or results of operations. For example, certain regions in Nigeria experienced incidents of severe flooding and widespread damage in 2024, including as a result of a collapsed dam, and the recurrence of such extreme weather events and infrastructure challenges could also disrupt local economies, supply chains, and operations, which may also adversely affect our business operations and financial conditions. Climate change may increase the frequency and/or intensity of such events. Climate change may also contribute to various chronic changes in the physical environment, such as sea-level rise or changes in ambient temperature or precipitation patterns, which may also adversely impact our or our suppliers’ operations. Some countries in which we operate rely on the generation of electricity through hydro-electric schemes. If changing weather patterns cause water shortages or prolonged droughts in those countries or regions, that may affect our ability to deliver services to our customers. While we may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risk. To the extent catastrophic events become more frequent, it may also adversely impact the availability or cost of insurance.

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

We have been, are and may in the future become party to disputes and legal, tax and regulatory or law enforcement proceedings or actions.

In the ordinary course of business, we have been, are and may in the future be, face allegations or be named as a defendant or an interested party in legal, tax, regulatory and/or law enforcement actions, proceedings, claims and disputes by governments, regulators, entities or individuals in connection with our business activities or as a result of being a publicly listed company (such as actions of activist shareholders). In certain of the jurisdictions in which we operate and/or as a result of our status as a publicly listed company, there may be a higher likelihood that such allegations, actions, proceedings, claims and disputes may be brought by governments, regulators, entities or individuals, including for fees, taxes or other payments or forms of compensation, even if meritless or frivolous under applicable law, and these allegations, actions, proceedings, claims and disputes may increase as the profile of our business rises along with the continued growth and development of our business. Any such allegations, investigations, actions, litigation, disputes or proceedings, as well as lawsuits initiated by us for the collection of payables, may be costly, may in certain circumstances require us to dismantle tower sites, may be harmful to our reputation and may divert significant management attention and other resources away from the business, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Disputes with customers have in the past and could again lead to a termination of agreements with customers or a material modification of the terms of those agreements, either of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Additionally, disputes with our shareholders (some of whom may also be customers) may also have similar consequences, and/or impact our governance structure and processes. If we are forced to resolve any of these disputes through litigation, our relationship with the applicable customer and/or shareholder (or our wider investor base) could end or be damaged, which could lead to, among other things, decreased revenue or increased costs, and could have a material adverse effect on our reputation as well as our business, prospects, financial condition and/or results of operations.

On June 30, 2023, Oranje-Nassau Developpement S.C.A., FIAR (“Wendel”) formally commenced Court proceedings in the Cayman Islands calling for specific performance and/or an injunction related to our obligations under the shareholders agreement dated as of October 13, 2021 (the “Shareholders Agreement”). On January 16, 2024, we and Wendel announced that we had entered into a settlement agreement in relation to the ongoing litigation. As part of the settlement agreement, certain changes to our articles of association were proposed for shareholders’ approval, and approved, at our annual general meeting for fiscal year 2024. While these proceedings have been settled, there is no assurance that further or other proceedings, by Wendel or other stakeholders, may not take place whether in relation to similar matters or otherwise. The impact or implications of any shareholder actions arising out of or pursuant to such changes to our articles of association cannot be predicted and may be harmful to our reputation and divert significant management attention and other resources away from the business, and may also have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

In 2019, the Federal Competition and Consumer Protection Act, or FCCP Act, became law, introducing competition regulations in Nigeria. Pursuant to the FCCP Act, the Federal Competition and Consumer Protection Commission, or FCCPC, is authorized to designate the market share that would constitute a dominant market share for the purposes of the FCCP Act. The FCCPC has overarching powers to regulate competition in Nigeria, and when its regulatory powers overlap with those of an industry-specific regulator, such as the NCC in the area of competition and consumer protection, the FCCPC takes precedence and the two bodies must otherwise work together to regulate competition in that specific industry. In April 2022, the NCC commenced a study on the level of competition in the colocation and infrastructure sharing market segment of the Nigerian telecoms industry. While we understand that the study has been concluded, the report has not been issued by the NCC. Given that we are the leading provider of passive communications infrastructure services in Nigeria, the FCCPC and/or the NCC may determine that we are in a dominant position in the market and, in an effort to ensure that there is no abuse of market position or if it is deemed that we have abused a dominant position, may commence a regulatory inquiry or action, levy fines, or otherwise require pricing or other modifications of our contract terms or impose restrictions on our ability to build New Sites or operate existing sites. In addition, where we are required to appear before the tribunal of the FCCPC, the tribunal has the power under certain circumstances to order us to sell a portion or all of our shares, interests or assets.

Additionally, in the ordinary course of business, we are subject to regular tax reviews. A number of tax audits have been raised in multiple jurisdictions, some of which are ongoing, including in Nigeria. See “— Changes in our rates of taxation, and audits, investigations and tax proceedings could have a material adverse effect on our financial condition and/or results of operation”.

There could be material adverse tax consequences for our shareholders in the United States if we are classified as a “passive foreign investment company” for United States federal income tax purposes.

Under United States federal income tax laws, if a company is, or for any past period during which a United States shareholder held shares in such company was, a passive foreign investment company, or PFIC, it could have adverse United States federal income tax consequences to such United States shareholder even if the company is no longer a PFIC. We do not believe that we currently are or have been a PFIC for the taxable year ending December 31, 2024, and we do not expect to be a PFIC in the future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances after the close of each taxable year, and the principles and methodology used in determining whether a company is a PFIC are subject to ambiguities and different interpretations. Therefore, we cannot assure you that we will not be a PFIC for the current taxable year or in the future. If we are a PFIC, United States shareholders would be subject to adverse U.S. federal income tax consequences. United States purchasers of our ordinary shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our ordinary shares if we are considered to be a PFIC. See the discussion under Item 10.E. “Taxation—Material United States Federal Income Tax Considerations.”

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

We are subject to direct and indirect taxes in numerous jurisdictions. We calculate and provide for such taxes in each tax jurisdiction in which we operate. The amount of tax we pay is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. We will seek to run IHS Holding Limited in such a way that it is and remains tax resident in the United Kingdom. We have taken and will continue to take tax positions based on our interpretation of tax laws, but tax and/or accounting often involves complex matters and judgment is required in determining our worldwide provision for taxes and other tax liabilities.

Although we believe that we have complied with all applicable tax laws, there can be no assurance that a taxing authority or other governmental agencies will not have a different interpretation of the law and assess us with additional taxes (and possibly related interest and/or penalties).

We are subject to ongoing tax audits in various jurisdictions, including matters subject to ongoing disputes through judicial or investigative processes. Tax authorities have disagreed, and may in the future disagree, with our judgments. We regularly assess the likely outcomes of these audits to determine the appropriateness of our tax liabilities but there can be no assurance that such ongoing audits or future audits will not result in material liability. Additionally, our judgments might not be sustained as a result of these audits, and the amounts ultimately paid could be different from the amounts previously recorded and such amounts could be material, which could, in turn, have an adverse effect on our business, prospects, financial condition and/or results of operations. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Tax rates in the jurisdictions in which we operate may change as a result of macroeconomic, political or other factors. Increases in the tax rate in any of the jurisdictions in which we operate could have a negative impact on our profitability. In addition, changes in tax laws, treaties or regulations, or their interpretation or enforcement, may be unpredictable, particularly in the types of markets in which we operate (such as emerging markets), and could become more stringent, which could materially adversely affect our tax position. Any of these occurrences could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Future changes to tax laws could materially adversely affect us and reduce net returns to our shareholders.

Our tax treatment is subject to changes in tax laws, regulations, tax policy initiatives and reforms in jurisdictions in which we operate. In addition, our tax treatment may be affected by tax policy initiatives and reforms related to the Organization for Economic Co-Operation and Development, or the OECD, the work of the OECD/G20 Inclusive Framework on Pillar One and Pillar Two of the base erosion and profit shifting (“BEPS”) project and other initiatives.

Such changes may include (but are not limited to) the taxation of operating income, investment income, interest income, dividends received or dividends paid, withholding taxes and value added tax. We are unable to predict what tax reform may be proposed or enacted in the future, possibly with retroactive effect, or what effect such changes would have on us. Any such changes could affect our financial position and overall or effective tax rates in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

For example, legislation has been enacted or is currently under consideration in a number of jurisdictions to adopt and implement Pillar Two of the BEPS project to introduce a global minimum tax rate of 15% for certain multinational enterprises, including the Group. The 15% minimum tax on income under Pillar Two of BEPS has been applicable to the Group since implementation by the UK and The Netherlands. There is a further proposal by the UAE to implement Pillar Two from January 2025 onwards. There may be further changes to the Pillar Two rules as currently enacted and the introduction of Pillar Two rules in other jurisdictions, some of which could impose additional tax liabilities on the Group. In addition, there is currently an ongoing review of the tax regime in Nigeria, which may affect a broad range of taxes, including but not limited to, excise tax on telecommunications services, corporate income tax, value added tax and stamp taxes. As changes such as these are subject to implementation (and in the case of those pursuant to international projects such as BEPS, implementation by each relevant country, which may be different), the timing and ultimate impact of any such changes on our tax obligations remains uncertain.

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

In several jurisdictions in which we operate, it is possible that the transfer of our shares could give rise to tax liabilities, including for our shareholders. Some of the relevant jurisdictions do not provide clear guidance to exempt the sale of listed shares from the scope of these rules and there may be a higher risk with regards to substantial disposals or acquisitions of our shares. We intend to take all steps which are reasonably available to us within the legislation of the relevant jurisdictions to mitigate such risks but cannot guarantee that the relevant tax authorities will not seek to impose capital gains or transfer taxes in relation to any transfer of our shares. As the applicability of such tax charges are difficult to predict, the timing and ultimate impact of any such charges on our tax obligations, business, financial condition and/or results of operations remains uncertain.

We are exposed to the risk of violations of anti-bribery and anti-corruption laws or other similar regulations.

We operate and conduct business in various emerging and less developed markets (including Africa and Latin America), and we may expand into additional markets, which at times experience high levels of fraud, bribery and corruption. We are subject to the applicable anti- corruption laws and regulations of the markets in which we operate, including the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the UK Bribery Act 2010, or the UK Bribery Act. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, including potentially through third party agents acting on our behalf, anything of value (such as cash and cash equivalents, travel expenses, gifts, entertainments, charitable donations, in-kind services and so on.) to non-U.S. government officials, political parties, or candidates for political office for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we are regularly required to deal with regulators, government ministries, departments and agencies to obtain permits and licenses to operate our business. We also periodically enter into joint ventures with government ministries, departments and agencies in the ordinary course of our business. The employees of these regulators and government ministries, departments and agencies may be considered government officials for the purposes of the FCPA. The provisions of the UK Bribery Act extend beyond bribery of government officials and are broader than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. In particular, the UK Bribery Act (unlike the FCPA) also applies to the active payment of bribes to private persons (i.e., non-government officials) as well as the passive receiving of bribes. Furthermore, unlike the vicarious liability regime under the FCPA, whereby corporate entities can be liable for the acts of its employees, the UK Bribery Act introduced a new offense applicable to corporate entities and partnerships which carry on part of their business in the United Kingdom that fail to prevent bribery, which can take place anywhere in the world, by associated persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring.

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

Our policies, procedures, controls and oversight to monitor and manage our enterprise risks may not be fully effective in achieving their purpose and may leave us exposed to identified or unidentified risks. Past or future misconduct by our employees or contractors could result in violations of law, regulatory sanctions and/or serious reputational harm or financial harm. We monitor our policies, procedures and controls; however, we cannot assure you that our policies, procedures and controls will be sufficient to prevent all forms of misconduct and/or identify all material risks that may impact our business.

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

We have engaged, and may in the future engage, in transactions with related parties, including our directors, executive officers, significant shareholders, and their affiliates. These transactions may not be conducted on an arm’s length basis and could result in terms that are less favorable than those that could be obtained from unaffiliated third parties. Such related party transactions could create potential conflicts of interest and have an adverse effect on our financial condition and results of operations. For example, MTN Group is one of our shareholders as well as a related party of certain MTN Group operating entities that are our customers in the African countries in which we currently operate. While such customers collectively accounted for 61% and 60% of our revenue for the years ended December 31, 2024, and 2023, respectively, our relationship with each MTN Group operating entity is managed separately through separate contracts for each MTN Group operating entity in each country. There can be no assurance that conflicts of interest, inherent in related party transactions, may not arise, potentially resulting in disadvantages to us or the conclusion of transactions on less satisfactory terms, which could in turn affect our ability to deliver certain services and could have a material adverse effect on our business, prospects, financial condition, reputation and/or results of operations. See “Related Party Transactions.”

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

If we do not achieve and/or maintain black economic empowerment objectives in our South African businesses, we could jeopardize our ability to continue to do business or to secure future business in South Africa.

The South African government has established a legislative framework for the promotion of Broad-Based Black Economic Empowerment (“B-BBEE”). Achievement of B-BBEE objectives is measured by a scorecard which establishes a weighting for the various components of B-BBEE which relate to ownership, enterprise and supplier development and socio-economic development. B-BBEE objectives are pursued, in significant part, by requiring parties who contract with corporate, governmental and state-owned enterprises in South Africa to achieve B-BBEE compliance through satisfaction of an applicable scorecard. Scorecards are independently reviewed by accredited verification agencies which issue a certificate that presents an entity’s B-BBEE contributor level. This B-BBEE verification process is conducted on an annual basis. As part of the MTN SA Acquisition, we were required, among other things, to achieve and maintain certain B-BBEE contributor levels, including by the Competition Commission of South Africa. While we have entered into a shareholding agreement with a consortium of B-BBEE parties, which closed in January 2025, and satisfied one of the conditions set by the Competition Commission of South Africa, failing to achieve or maintain this or other applicable B-BBEE requirements could jeopardize our ability to continue to do business or to secure future business in South Africa, including a termination of our contractual arrangements with customers, in circumstances where the necessary extensions or waivers are not obtained.

Risks Relating to the Markets in which We Operate

Our current operations are conducted, and many of our customers are located, in various international markets, particularly in emerging markets such as in Africa and Latin America. Accordingly, our business, prospects, financial condition and/or results of operations depend significantly on the economic and political conditions prevailing in such markets, particularly Nigeria, which is our largest market of operation.

Our current and potential markets are subject to greater risks than more developed markets, and financial turmoil in such markets (including those in which we operate) could disrupt our business and cause the price of our ordinary shares to decline.

Investing in securities of issuers in emerging and less developed markets generally involves a higher degree of risk than investments in securities of corporate or sovereign issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets. These risks include, but are not limited to, the types of risks noted in the Risk Factor entitled “— Our current and future markets involve additional risks compared to more developed markets, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.”

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

There may be shortages in the availability of, or disruptions or other limitations in the supply of, foreign currencies in the countries in which we operate, whether as a result of economic reasons, monetary controls or otherwise. See also “— Some of the markets in which we currently, or may in the future, operate are dependent on commodities, and are therefore impacted by global prices and/or demand for such products” and “— Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility.” For example, there have historically been periods of significant shortage of U.S. dollar liquidity in Nigeria and the CBN imposed additional currency controls that restricted access to U.S. dollars in the official foreign exchange market. The reduced access to foreign exchange negatively impacted certain sectors of the Nigerian economy. However, since the introduction of the I&E window in April 2017 (now referred to as NFEM), the foreign exchange market generally experienced greater levels of stability; however, there have still been periods of significant U.S. dollar liquidity shortage from time to time, including since 2021, and the foreign exchange market has remained volatile. In Nigeria, we continue to access USD through various sources (including from commercial banks and authorized dealers) and at various rates (which may also be at a premium to NFEM). In this regard, we may suffer adverse economic consequences as a result of a divergence between the rates at which U.S. dollars are available in the market or as a result of the lack of availability or the shortage of U.S. dollars as stated above.

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

To the extent that we acquire assets or invest in other emerging and/or less developed markets, including in Africa, the Middle East and Latin America, additional risks may be encountered that could adversely affect our business. Such markets tend to have less developed economies and infrastructure and are often more vulnerable to economic and geopolitical challenges and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. In addition, the currencies in which investments are denominated may be unstable, may be subject to significant depreciation and may not be freely convertible or may be subject to the imposition of other monetary or fiscal controls and restrictions (including, for example, the Nigerian Naira (₦) which depreciated by approximately 49% in 2023 (see “— Risks Relating to the Markets in which We Operate — We and our customers face foreign exchange risks, which may be material”). There have been periods of significant U.S. dollar liquidity shortage in Nigeria from time to time, including since 2021, thus limiting our ability to repatriate funds from the country. To the extent the availability of U.S. dollars does not improve, this may have a material adverse effect on our business, financial condition, results of operations, cash flows, liquidity and/or prospects.

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

Although significant advances have been made in the areas of communications facilities in recent years, the progress of development in these sectors cannot be considered at par with that in more developed economies. For example, Nigeria’s new administration sworn in on May 29, 2023, has set ambitious targets for infrastructure and economic development as part of the continuous process of accelerating development in the country. Some of the most notable reforms associated with those targets include (i) replacing the old regime of multiple foreign exchange rate segments into a single NFEM window within which foreign exchange transactions would be determined by market forces (see “— We and our customers face foreign exchange risks, which may be material”), (ii) removing the petrol motor spirit subsidy that consumed approximately $10 billion of the federal budget in 2022, as reported by Reuters, and (iii) establishing the Renewed Hope Infrastructure Fund, an infrastructure development fund, aimed at funding upgrades in transportation, roads, power as well as other infrastructure projects.

Failure to significantly improve the infrastructure in such markets could adversely affect their economies and growth prospects, including their ability to meet GDP growth targets which, in turn, could have a material adverse effect on our business, prospects, financial condition and/or results of operations. The lack of reliable infrastructure also limits our ability, and that of our commercial partners, contractors, customers and suppliers, to respond quickly to unforeseen situations, which can lead to delays and production stoppages. We may also face operational and logistical challenges as a result of outbreaks of infectious diseases in the regions in which we operate. The occurrence of any of the above could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Furthermore, certain areas/regions in which we operate periodically experience adverse weather conditions and natural disasters, mainly in the form of high winds, floods, erosion and drought, which further limit the use of available infrastructure, particularly during the rainy season in such regions, when the likelihood of delays increases. Climate change may exacerbate these or other infrastructure challenges. See “— We are subject to the effects of climate change.” In addition, flooding in the regions in which we operate has also led to outbreaks of disease, which, coupled with the ongoing security concerns in these regions (See “— There are risks related to political instability, religious differences, ethnicity and regionalism in emerging and less developed markets”), may affect our ability to staff our operations with qualified local and overseas individuals should such individuals be deterred from relocating to these regions, as a result of health or security concerns.

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

For example, despite the abundant energy resources in Nigeria, significant government reform efforts, and investments in the power sector in recent years, lack of sufficient and reliable electricity supply remains a serious impediment to the country’s economic growth and development. Insufficient power generation, aging infrastructure, weak distribution networks, overloaded transformers and acts of sabotage to pipelines and infrastructure by vandals result in frequent power outages, high transmission and distribution losses and poor voltage output. Only 60.5% of Nigeria’s total population has access to the grid electricity supply (according to World Bank data from 2022) due to insufficient generation capacity and inadequate transmission and distribution networks. In addition, other countries in which we operate have also experienced power supply issues, such as South Africa, Zambia and Côte d’Ivoire, which as a result have experienced, and continue to experience, power outages that, among other things, have adversely impacted their economy and economic growth. In such cases, where the national electricity grid has been under significant pressure to meet growing demand given insufficient generation capacity, this has resulted in periods of load shedding, where planned supply interruptions take place to reduce pressure on the electricity grid.

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

Unlike communication towers businesses in developed markets, such as the United States and the European Union, where the electricity grid is comparatively extremely reliable, successfully managing communications towers in many of the types of markets in which we currently, or may in the future, operate is dependent on operational competency in power management. Given the intermittent and unreliable grid availability in Nigeria, for example, grid electricity has been rarely used as a source of power for our Towers, with 27% of Towers operated only with generators and 53% operated with hybrid solutions, which alternate between diesel generators and / or solar or battery systems, as of December 31, 2024. In our other African markets, grid availability can also be unreliable, and as of December 31, 2024, 12% of Towers (excluding South Africa as we no longer provide power Managed Services for those sites) were powered only by the grid, with the remainder having either generator or hybrid power systems. The unreliability of the grid power presents significant challenges to managing our tower sites and power uptimes and delivering quality service to customers. Any inability to continue to deliver quality service could harm our relationships with our customers, which, in turn, could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Some of the markets in which we currently, or may in the future, operate are dependent on commodities, and are therefore impacted by global prices and/or demand for such products.

The economies of some of the markets in which we operate may be highly dependent on commodities, such as oil or copper, and therefore on global prices and demand which impact these markets. Reductions in revenue from such commodities could adversely affect the economies of the markets in which we operate. For example, the Nigerian economy is highly dependent on oil production in Nigeria and global prices of oil. According to the Nigerian National Bureau of Statistics, in 2023, the oil sector represented 5.4% of total real GDP, a decrease from the 5.7% and 7.2% recorded in 2022 and 2021, respectively; this however increased to 5.5% of total real GDP in 2024. Reductions in revenues from commodities (including but not limited to oil), particularly in light of measures related to global health events or outbreaks, or geopolitical tensions (such as outbreaks of violence or wars), could have a material adverse effect on the economies of certain markets in which we operate and in turn on our and our customers’ business and our results of operations. Additionally, between 2014 and 2016, a fall in copper prices adversely affected Zambia’s economy, along with increased tensions with mining companies due to related tax increases.

Revenue from commodities is a function of the level of the relevant commodity’s production in the relevant country and prevailing world commodity prices and demand. Commodity prices are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodity, market uncertainty, and a variety of additional factors that are beyond the control of the relevant country. These factors include, but are not limited to, political conditions in other relevant regions, internal and political decisions of any regional or international bodies or organizations relating to such commodities, such as OPEC, and other nations producing the relevant commodity as to whether to decrease or increase production, domestic and foreign supplies of the commodity, consumer demand, such as the fall in demand resulting from the global response measures to contain the spread of outbreaks or events with a wide-ranging regional or global impact, weather conditions, domestic and foreign government regulations, transport costs, the price and availability of alternatives and overall economic conditions.

Declines in commodity prices and/or revenue on which certain of the economies in which we operate rely have had and will continue to have an impact on such economies, and may result in lower economic growth, high rates of unemployment, reduction in foreign exchange and government revenue. For example, the Nigerian government and certain other governments, such as in oil-producing countries, rely heavily on oil revenue to fund their budgets, and the decline in prices immediately following the onset of the COVID-19 pandemic in March 2020 resulted in significantly decreased revenue. Oil prices have also been volatile following the geopolitical conflicts that took place in Europe from 2022 and in the Middle East from 2023, causing revenue instability in oil-reliant countries like those we operate in. Moreover, Nigeria, which has historically been one of the largest oil producers in Africa, produced an average of 2.0 million barrels per day in 2019; however, production levels have since declined to an average 1.37 million barrels per day in 2022, albeit started to increase in 2023 and 2024 to an average 1.43 and 1.50 million barrels per day, respectively, as reported by the Nigerian Bureau of Statistics. The decline can be attributed to, among other things, leakage, militant attacks and decaying infrastructure. A reduction or fluctuation in commodity prices, such as a drop in oil prices, would likely negatively impact export earnings in the relevant country, government revenue, and national disposable income, and lead to budgetary constraints and reduced investment in key projects such as infrastructure. Further, any foreign exchange controls imposed in the jurisdictions in which we operate, whether as a result of reduced foreign exchange revenue from such commodities or related products or otherwise, may lead to a devaluation of our revenue which is received in local currencies and also affect our ability to obtain foreign currency required for some of our operations or to service some of our foreign currency obligations. See “— Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility” and “— Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities.”

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

Inflation around the world has risen to levels not experienced in recent decades, and the markets in which we operate are exposed to the risk of high inflation. For example, for years ended December 31, 2024 and 2023, Nigeria’s inflation rate stood at 33.2% and 24.7%, respectively, according to the Nigeria Bureau of Statistics. For the years ended December 31, 2024 and 2023, South Africa’s inflation rate was 4.4% and 6.0%, respectively, and for the years ended December 31, 2024 and 2023, Zambia’s inflation rate was 15.0% and 10.9%, respectively. Changes in monetary and/or fiscal policy in the countries in which we operate may result in higher rates of inflation, which could consequently increase our operating costs. There can be no assurance that inflation rates will not rise in the future. While we have contractual inflation-linked escalation provisions under most of our MLAs, there can be no guarantee that the rates of escalation of lease fees will mitigate future inflation, particularly where our MLAs may include fixed, capped or floored escalators.

Brazil could also experience new cycles of high rates of inflation. For the years ended December 31, 2024 and 2023, Brazil’s inflation rate was 4.4% and 4.6%, respectively. Even though inflation has receded and macroeconomic conditions improved following the smooth governmental transition of power in January 2023, moderate appreciation of the Brazilian real against the U.S. dollar, and a meaningful cut in rates by the central bank, the Brazilian government has historically taken significant actions to control inflation. Past inflation control policies and regulations often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. Inflation policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention could contribute to economic uncertainty and heightened volatility in the Brazilian economy.

Significant inflation and measures taken by governments to control inflation (such as the significant interest rises) could have a material adverse effect on the economies of the countries in which we operate and, as a result, on our business, prospects, financial condition and/or results of operations.

In addition, a significant inflationary environment for any of our markets that is deemed to meet the definition of “hyperinflation” under IFRS Accounting Standards may result in the need to adopt “IAS 29 Financial Reporting in Hyperinflationary Economies” in our consolidated financial statements, which could have a broad impact on our financial reporting and our key financial metrics. At present, none of our markets are considered to be hyperinflationary (as defined in IAS 29 Financial Reporting in Hyperinflationary Economies), but the 3 year cumulative inflation rate has increased for Nigeria, and there is the potential for hyperinflation accounting to be applicable in future reporting periods.

Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility.

Central banking authorities in the countries in which we operate may intervene in the currency markets by drawing on external reserves (such as in Nigeria, where a significant portion of our operations are based) or adopting policies that may impact the applicable exchange rates and/or amounts of foreign currency that may be obtained. Fluctuations in an economy’s external reserves, its high dependence on certain foreign-currency revenue streams (such as those related to commodities such as oil, or other exports) and high levels of key imports in foreign currency, could result in local currencies remaining or becoming vulnerable to external shocks.

For example, the CBN had historically favored maintaining the Naira within a narrow band with periodic adjustments. Following the devaluation in June 2023, the CBN has made statements that the exchange rate should be governed by a “willing buyer — willing seller” market approach. The gross external reserves have fluctuated in recent years, dropping significantly from a high of $44.2 billion at the end of 2012, to a low of $25.8 billion at the end of 2016, before gradually recovering. As of December 31, 2024, gross external reserves were recorded at $40.9 billion. Given the fluctuations in Nigeria’s external reserves, its high dependence on oil exports and the fact that Nigeria pays for its key imports, such as refined oil, in U.S. dollars, the Naira will remain vulnerable to external shocks that could lead to a sharp decline in its values, as had occurred historically.

In addition, the currencies of the countries in which we operate are subject to volatility. The functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), the South African Rand (ZAR), Brazilian Real (BRL) and Colombian Peso (COP). The operating subsidiaries’ financial results are translated into U.S. dollars for reporting purposes. Accordingly, we are subject to fluctuations in the rates of currency exchange. In particular, the Naira has depreciated significantly against the U.S. dollar, due largely to declining oil prices, depletion of external reserves, and the absence of fiscal buffers. In early 2015, the CBN instituted certain currency control policies and pegged the Naira at ₦197 to the U.S. dollar, which increased to approximately ₦305 in 2016, approximately ₦435 as of December, 31, 2021, ₦461.50 as of December 31, 2022, approximately ₦911.7 as of December 31, 2023 and approximately ₦1,546.0 as of December 31, 2024. Similarly, the Zambian Kwacha to U.S. dollar exchange rate increased from ZMW9.99 as of December 31, 2017 to ZMW27.89 as of December 31, 2024 and the Brazilian Real to U.S. dollar exchange rate increased from BRL4.03 as of December 31, 2019, to BRL6.18 as of December 31, 2024. The South African Rand to U.S. dollar exchange rate increased from ZAR16.98 as of December 31, 2022 to ZAR18.81 as of December 31, 2024.

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

Corruption is a significant issue in many of the markets in which we operate, as in many other emerging and less developed markets. For example, Nigeria, Cameroon and Zambia placed 140, 140 and 92, respectively out of 180 countries in Transparency International’s 2024 Corruption Perceptions Index. Despite certain reform efforts, however, corruption continues to be a serious problem impacting some of the countries in which we operate, as reflected by several high-profile convictions. Brazil has also experienced recent political instability, including various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor which have negatively impacted the Brazilian economy and political environment. In addition, South Africa and Nigeria (since February 2023), Cameroon

(since June 2023) and Côte d’Ivoire (since October 2024) were added by the Financial Action Task Force’s (“FATF”) to the “grey list” of countries that need to do more to improve their ability to fight financial crime. The addition to the “grey list” will likely increase the cost of doing business in South Africa, Nigeria, Côte d’Ivoire and Cameroon as there is additional scrutiny on transactions by international counterparties in grey list countries.

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

Frequent and intense periods of political instability make it difficult to predict future trends in governmental policies. Any government actions in response to political turmoil, such as shutting down access to the internet in the countries in which we operate, would negatively affect our business and results of operations. In addition, if government or regulatory policies in a market in which we operate were to change or become less business-friendly, our business could be materially adversely affected. In addition, the economic instability experienced in Brazil between 2020 and 2022 contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Despite a reduction in inflation in 2023, following a smooth governmental transition that year, the Brazilian government has in the past intervened in the Brazilian economy and occasionally makes significant changes in policy and regulations. For instance, the Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, have negatively impacted the Brazilian economy and political environment and have adversely impacted the image and reputation of those companies that have been implicated. We do not have any control over, and are unable to predict, which measures or policies the Brazilian government may adopt in the future. In addition, in South Africa, presidential elections took place in May 2024, and policies enacted thereafter could adversely affect the economy, hinder or delay progress in minimizing the energy crisis, and ultimately impact our growth and operations in the country. For example, in Nigeria, under President Tinubu’s administration, the implementation of policies such as subsidy removals and tighter foreign exchange controls has the potential to result in further instability. Moreover, some planned reforms may disadvantage certain existing stakeholders, who may seek to curtail such reforms. For example, planned privatization of state-owned enterprises has in some cases been met with strikes or threats of strikes in anticipation of job losses and price increases. Any significant changes in the political climate in the countries in which we operate, including changes affecting the stability of the government or involving a rejection, reversal or significant modification of policies against nationalization or expropriation of privately owned assets, favoring the privatization of state-owned enterprises, reforms in the telecommunications, power, banking and oil and gas sectors or other reforms, may have negative effects on the economy, government revenue or foreign reserves and, as a result, could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

There are risks related to political instability, religious differences, ethnicity and regionalism in emerging and less developed markets.

Our operations are exposed to the political and social environment of the emerging and less developed markets in which we operate (or may in the future operate), which have the potential for civil and political unrest, contributing to an uncertain operating environment. For example, in Nigeria, corruption, policy uncertainty and collapsing infrastructure, as well as terrorist acts by Boko Haram and other groups, together with increased insecurity in different parts of the country, present significant risks to business operations in parts of Nigeria. Terrorism and militant activity are a problem in parts of Nigeria, where a range of terrorist and militant groups with differing goals operate. The Boko Haram sect, a terrorist group based primarily in north-eastern Nigeria, initially became active in 2009 and increasingly received international attention for the number and frequency of attacks against the Nigerian people and villages. These attacks led to the deployment of troops to Adamawa, Borno, and Yobe states. Despite progress made in combatting the group, Boko Haram continued to mount attacks throughout 2021 and 2022, particularly in the Lake Chad region. In addition to the instability caused by Boko Haram, the Niger Delta region of Nigeria continues to experience militant activity, creating a challenging environment for companies operating in that region. Cameroon has also faced similar issues, including with political instability in the Anglophone regions of Cameroon and Boko Haram in the Far North region of the country. Such instability has in the past resulted in, and may continue to result in, vandalism of our sites, obstruction or inability to access our Towers and increased security threats to our sites, as well as corresponding lost revenue or increased maintenance and security costs, as well as increased capital expenditures.

Political and social unrest in countries neighboring the markets in which we operate may also pose risks to our business. Instances of terrorist activities or other political and/or social unrest as well as general lawlessness can create a challenging environment for companies operating in the relevant regions. Rwanda has faced similar issues, with rebel groups advancing into, and in certain instances, seizing parts of, the eastern part of the Democratic Republic of Congo. While such activity may be targeted within certain regions or at certain types of industry (such as oil and gas companies), the security situation in such regions can be volatile and may also have an impact on our operations, such as attacks on sites by militant or other groups in order to disrupt communications, and can generally create instability, impacting the relevant regions and economies.

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

The government policies and regulations of emerging and less developed market economies, such as those in which we operate or may operate, on taxation, customs and excise duties and other regulatory matters may change from time to time. In addition, taxes, customs and excise duties and other fees and fines may increasingly be viewed as major sources of revenue, particularly where other previously prominent sources of revenue (such as those derived from commodities) may have reduced. This may result in the introduction of new taxes, levies or fees where none previously existed (or were not imposed). See: “-- Future changes to tax laws could materially adversely affect us and reduce net returns to our shareholders”. For various reasons, including a potential need to generate revenue from sources other than exports, other foreign governments may take measures to enforce tax compliance, including taking interim measures for alleged tax default, or to impose fees with respect to our operations, even where not permitted by applicable law. While such measures are often successfully challenged, if they are taken in relation to us, this may have a material adverse effect on our financial condition, results of operations, cash flows, and/or liquidity.

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

Those and other factors that have an impact on the legal systems of the markets in which we operate, make an investment in our ordinary shares subject to greater risks and uncertainties than an investment in a country with a more mature legal system.

Any downgrading of Nigeria’s debt rating by an international rating agency could have a negative impact on our business.

As of the date of this Annual Report, Nigeria’s sovereign rating was B- with a positive outlook (Fitch), B- with stable outlook (S&P) and Caa1 with positive outlook (Moody’s). These ratings reflect an assessment of the government of Nigeria’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due. This, in combination with any adverse revisions to Nigeria’s credit ratings for domestic and international debt by international rating agencies, may adversely affect the liquidity of the Nigerian financial markets, the ability of the Nigerian government and Nigerian companies, including us, to raise additional financing, and the terms on which we are able to finance future capital expenditure or refinance any existing indebtedness. A downgrade in the sovereign’s rating could also negatively impact the credit rating of the Existing Notes and our credit rating as a result of the linkage between these ratings and the rating of the sovereign. This could have an adverse effect on our capital expenditure plans, business, cash flows and financial performance and prospects.

Risks Relating to our Indebtedness

Our level of indebtedness and the terms of our indebtedness could materially adversely affect our business and liquidity position.

As of December 31, 2024, we had $3,348 million of total borrowings, excluding lease liabilities. We currently use debt financing and plan to continue to use debt financing for our future operations and projects. The terms of the agreements governing our indebtedness limit the circumstances in which we may incur additional indebtedness. However, our indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions or joint ventures or other investments. As a result, the risks normally associated with debt financing may materially adversely affect our cash flows and liquidity as well as our business, prospects, financial position and/or operating results including because:

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

In addition, market conditions and monetary restrictions may lead to foreign currency liquidity shortages and we may face difficulties in obtaining sufficient quantities of the relevant foreign currency when required to meet our contractual and indebtedness obligations denominated in U.S. dollars or other foreign currencies. See “— Risks Relating to the Markets in which We Operate — Financial authorities in the markets in which we operate may intervene in the currency markets, and their currencies are subject to volatility” and “— Risks Relating to the Markets in which We Operate — Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities”. Such shortages or lack of availability could increase our borrowing costs and interest expenses, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations as well as cash flows and liquidity. Such issues or increases could also have a material adverse effect on our cash flows and our ability to service our debt or meet interest payments in the longer term. Shortages in the availability of foreign currency may restrict our ability to satisfy our foreign currency-denominated obligations. Although we may seek to enter into agreements to reduce our risk related to access to foreign currencies and applicable exchange rates, we are under no obligation to do so and we cannot assure you that such arrangements would ensure our access to foreign currencies which we need on commercially acceptable terms or at all, or that we will be able to enter into such arrangements on commercially acceptable terms or at all. See Item 5. “Operating and Financial Review and Prospects.” Similarly, certain jurisdictions may also experience liquidity shortages or reductions in the capital available to lend in the market (including, but not limited to, as a result of increased regulatory requirements by central banks), which may prevent us from refinancing indebtedness denominated in such local currency on acceptable terms or at all. See “Item 5. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

We are a holding company and conduct limited operations of our own. Repayment of indebtedness, including under the IHS Holding 2024 Dual-Tranche Term Loan, the IHS Holding 2020 Revolving Credit Facility, the 2026 Notes, the 2028 Notes and the IHS Holding Notes, is dependent on the ability of our operating companies to make cash available to us. See “— IHS Holding Limited is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.”

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

Prevailing interest rates or other factors at the time of refinancing, including the possible reluctance of creditors to make commercial loans, or to invest in operations in developing markets (including as a result of market or economic conditions or considerations relating to regulatory capital requirements), could result in the withdrawal of certain creditors from the pool of available lenders traditionally available to borrowers or issuers of our profile and could also result in higher interest rates, and the increased interest expense could, in the longer term, have a materially adverse effect on our ability to service our debt and to complete our capital expenditure plans, and our financial condition and results of operations could deteriorate as a result.

We are subject to restrictive debt covenants and our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that could have a material adverse effect on our financial condition and/or results of operations.

We are party to credit agreements that govern the IHS Holding 2024 Dual-Tranche Term Loan and the IHS Holding 2020 Revolving Credit Facility, indentures that govern the Existing Notes and credit agreements governing our facilities at our operating subsidiaries, and we may provide guarantees under credit agreements governing our facilities at our operating subsidiaries, and therefore are subject to the restrictive covenants under those agreements.

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

The restrictions contained in our debt instruments, could affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, these restrictions could have a material adverse effect on our ability to finance our operations, make strategic acquisitions, investments or alliances, restructure our organization, or finance our capital needs. Additionally, our ability to comply with these covenants and restrictions may be affected by events beyond our control. Should market conditions deteriorate or fail to improve, or our operating results decrease in the future, then we may have to request amendments and/or waivers to the covenants and restrictions to which we are subject.

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

Outstanding balances and advances under certain of our existing credit facilities would bear interest at rates which vary depending on certain underlying or reference rates, such as the Secured Overnight Financing Rate, or SOFR, the Chicago Mercantile Exchange (CME) Term SOFR, the European interbank offered rate or EURIBOR, the Nigerian Monetary Policy Rate, or MPR, the Johannesburg Interbank Average Rate, or JIBAR, or the Brazilian interbank deposit rate, or CDI. Increases in such reference rates increase our interest expense, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also have a material adverse effect on our cash flows and our ability to service our debt in the longer term. In addition, we may procure additional indebtedness at floating rates in the future.

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

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations and to fund planned capital expenditures and working capital requirements depends on our future performance and ability to generate cash, which is subject, among other things, to the success of our business strategy, prevailing economic conditions and financial, competitive, legislative, legal, regulatory and other factors, including those other factors discussed in these “Risk Factors”, many of which are beyond our control.

We can make no assurances that we will be able to generate a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, or that future borrowings will be available to us in an amount sufficient to enable us to service and our other indebtedness or to fund our other liquidity needs. If we default on the payments required by indebtedness, that indebtedness, together with debt incurred pursuant to debt agreements or instruments that contain cross-default or cross- acceleration provisions, may become payable on demand, and we may not have sufficient funds to repay all of our debts.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange (“NYSE”). As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell, could reduce the market price of our ordinary shares. As of December 31, 2024, we had 333,440,937 ordinary shares outstanding. All of our ordinary shares are freely tradable under the Securities Act without restriction, except for any of our ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which are restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

Because we do not currently pay regular cash dividends on our ordinary shares, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that which you paid for it.

We do not currently pay any regular cash dividends on our ordinary shares. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, strategic direction of the Company and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our ordinary shares is solely dependent upon the appreciation of the price of our ordinary shares on the open market, which may not occur, which could, in turn, have a material adverse effect on our business, prospects, financial condition and/or results of operations. See Item 8.A. “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy” for more detail.

IHS Holding Limited is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow is distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future depends on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and/or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our operating subsidiaries and intermediate holding companies to distribute cash to us will also be subject to, among other things, restrictions that may be contained in the agreements governing our indebtedness as entered into from time to time, including the IHS Holding RCF and the Existing Notes, and the facilities of our operating subsidiaries, availability of sufficient funds in such subsidiaries and applicable laws, taxes and regulatory restrictions, including monetary or fiscal controls and restrictions. Claims of any creditors of any of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and shareholders. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less well-developed Cayman Islands law in this area.

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

It should be noted that the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Exchange Act in the United States. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In principle, and subject to certain exceptions, the Company would normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder.

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

Our Articles contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. Our board of directors has the ability to designate the terms of and issue preferred shares without shareholder approval. In addition, Board vacancies may be filled by an affirmative vote of the remaining Board members. The directors are divided into three classes designated as Class I, Class II and Class III, respectively. At the annual general meeting of shareholders to be held for the fiscal year ending December 31, 2025 (“the 2025 AGM”), the term of the Class I Directors, the Class II Directors and the Class III Directors shall expire and the Class I Directors, Class II Directors and the Class III Directors appointed at the 2025 AGM shall be elected for a term that shall expire at the next succeeding annual general meeting, following which, the Board shall no longer be classified. A Director whose term has expired may be reappointed in accordance with the terms of the Articles. Our Articles provide that a director may be removed, among other things, by an ordinary resolution of the shareholders (provided that no more than four directors in aggregate may be removed pursuant to that provision in any given period between annual general meetings as described in the Articles) or for “cause” (as defined therein) by notice from not less than 75% of the directors then in office. These provisions may make it more difficult to remove directors. Our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless (1) there is advance approval of our Board, (2) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences or (3) the combination is approved by shareholders holding at least two-thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B. Business Overview

We are one of the largest independent owners, operators and developers of shared communications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 644 million people in emerging markets, across two regions and eight countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of December 31, 2024, we operated 39,229 Towers across six countries in Africa and two countries in Latin America. As of December 31, 2024, we are the largest independent tower operator in six of the eight markets in which we operate, and we are the only independent tower operator of scale in four of these markets.

We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in communications infrastructure, we have historically entered into carefully selected growth-oriented markets with compelling underlying fundamentals. Since 2020, we have complemented our historical investment on the African continent with investments into other regions and adjacent communications infrastructure offerings. We expanded our footprint with our entrance into Latin America via Brazil, Colombia and Peru (which we later disposed of in April 2024 when we completed the disposal of our subsidiary in Peru, IHS Peru S.A.C., to affiliates of SBA Communications Corporation), and into the Middle East via Kuwait, (which we also later sold in December 2024 when we completed the sale of our subsidiary in Kuwait, IHS Kuwait, to Zain Group). Each of these acquisitions supported our inorganic growth strategy of expanding into additional regions that met our investment criteria, which opened up new markets that we believed would provide future organic and inorganic growth opportunities. Our investment criteria suggests that inorganic growth opportunities will be limited for the foreseeable future, as we assess inorganic investment as just one of various forms of capital allocation.

Largest Independent Multinational Tower Companies Globally

Source: Company filings

Note: Tower Count as of December 31, 2024 for ATC, Cellnex, GD Towers, IHS, SBA, PTI and Helios. “ATC” refers to American Tower Corporation, “Cellnex” refers to Cellnex Telecom S.A., “SBA” refers to SBA Communications Corporation, “PTI” refers to Phoenix Towers International and “Helios” refers to Helios Towers plc.

For the years ended December 31, 2024 and 2023, we generated revenue of $1,711 million and $2,126 million, losses for the period of $1,644 million and $1,988 million and Adjusted EBITDA of $928 million and $1,133 million, respectively. See

Item 5.A. “Operating Results—Key Financial and Operational Performance Indicators—Return Adjusted EBITDA” for a reconciliation of Adjusted EBITDA to income/(loss) for the period, the most directly comparable IFRS measure.

Our core business is providing shared communications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, through I-Systems, we provide “Fiber-to-the-Home” or “FTTH” fiber connectivity to our customers through a neutral network infrastructure solution for broadband service, and in Nigeria we provide “Fiber-to-the-Tower” or “FTTT” connectivity to our customers. Finally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions or distributed antenna systems (“DAS”). In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of December 31, 2024, our owned and operated tower portfolio supported 59,343 Tenants, with a Colocation Rate of 1.51x.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. To support the communications infrastructure needs of our customers, we typically enter into long-term MLAs of 5 to 10 years in duration, which have historically yielded strong renewal rates (see also. “Risk Factors — Risks Relating to Our Business — A significant portion of our revenue is derived from a number of MNOs. Non-performance under or termination, non-renewal or material modification of customer lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations”). As of December 31, 2024, the average remaining length of our MLAs with our Key Customers, who represented 93% of our Tenants, was 7.0 years. Additionally, these Key Customers had aggregate Contracted Revenue of $11.9 billion and an average remaining lease term of 7.8 years. Since the start of 2023, renewed or extended contracts that cover approximately 72% of 2024 revenue.

Our MLAs typically include annual or semi-annual inflation-linked revenue escalators, limited customer termination rights and, in certain cases, provisions designed to help mitigate foreign exchange risk, such periodic reset mechanisms to adjust for local currency devaluation. We also benefit from power indexation and power pass-through clauses in some of our MLAs, which are intended to help mitigate against increases in diesel and electricity prices. For the years ended December 31, 2024, 2023 and 2022, 47%, 49% and 52%, respectively, of our revenue was linked to the U.S. dollar and euro. For the years ended December 31, 2024, 2023, and 2022, 15%, 13%, and 10%, respectively, of our revenue was linked to power indexation and power pass-through.

Our U.S. dollar-linked revenue is denominated in U.S. dollars in the relevant MLAs, but paid to us in local currency through contractual mechanisms. In such cases, including in Nigeria, Rwanda and Zambia, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. In other cases, such as Côte d’Ivoire and Cameroon, the MLAs are in local currencies that have a fixed exchange rate, or are “pegged”, to the euro. Our South Africa market and Latam segments have MLAs which typically only contain local currency lease fees.

We have historically increased the number of our owned and operated Towers through a combination of constructing New Sites, as well as through acquisitions of tower portfolios from MNOs and independent tower companies. Shortly after entering new markets through acquisitions, we typically begin constructing New Sites.

IHS Towers Overview by Country

			Market Share
				Estimated	Estimated
		# of IHS	# of IHS	Outsourced	Total
	2023	Towers	Towers	Towers	Towers
	Population	December 31,	December 31,	December 31,	December 31,	IHS Towers
Country	(millions)	2024	2023	2023	2023	Market Position December 31, 2024
Nigeria	226	16,495	16,395	25,601	41,579	#1
South Africa	61	5,693	5,691	11,367	25,721	#1
Côte d’Ivoire	29	2,682	2,694	2,694	5,170	#1
Cameroon	29	2,443	2,358	2,358	4,188	#1
Zambia	21	1,875	1,879	1,879	3,737	#1
Rwanda	14	1,462	1,434	1,534	2,099	#1
Brazil	211	8,326	7,663	61,590	76,461	#4
Colombia	52	253	228	10,574	21,087	not meaningful
Peru	n/a	n/a	61	n/a	n/a	n/a
Kuwait	n/a	n/a	1,672	n/a	n/a	n/a
Total	644	39,229	40,075	117,597	180,042	—

Source: Euromonitor International Limited (Economies & Consumers data) for Population, extracted February 2024, Analysys Mason estimates and IHS. South Africa outsourced towers as of December 2023 exclude approximately 4,000 Swiftnet towers reported as of March 2024 since the sale of Swiftnet by Telkom SA SOC Limited only received regulatory approval in September 2024. Market Position of independent tower companies is based on December 31, 2023 figures as per Analysys Mason.

We believe we offer a unique balance between existing infrastructure with visible revenue streams and high potential for revenue growth given the strong growth potential in our countries, the strength of our market positions within each country and our strategically important, unique tower locations. We believe that we are well positioned to improve margins and cash flow, while achieving long-term growth due to:

●	a large and scalable platform that provides critical infrastructure to help drive communications activity and broader digital and economic progress;
●	a long-standing and stable operational platform that consistently delivers on our service level agreements to customers with proven network reliability;
●	a well-defined organic expansion strategy designed to grow in existing markets with existing and new customers, complemented when feasible with an inorganic expansion strategy designed; and
●	a comprehensive commitment towards contributing to sustainability and the well-being of our communities and environments where we operate.

Our footprint is the result of many years of building, acquiring, operating, managing, and owning communications infrastructure in emerging market environments. As one of the pioneers of the tower infrastructure industry in Africa, we have worked with our customers to develop the experience needed to operate and grow a successful business in our sector. Our experience has provided us with years of insight, deep operational expertise, and strong relationships with various stakeholders that we believe will allow us to enhance our leadership position in existing and new markets.

We believe that the underlying communications trends in our markets will continue to drive the need for additional infrastructure and enable us to further augment our growth through continued Colocation, Lease Amendments, New Site construction, adjacent communications infrastructure investments such as fiber, and acquisition activity. New communications infrastructure services such as small cells will further add to our growth opportunities with the roll-out of 5G in some of our markets. As of December 31, 2024, with an average age of our tower portfolio of 7.9 years, based on the date of integration of the sites, and a Colocation Rate of 1.51x, we believe that we have a young portfolio with ample capacity to continue growing organically, as well as to realize further gains on operating margins from operational efficiencies. We believe this organic growth will help drive enhanced cash flow generation from our existing assets.

Considering our historical growth and diversification, the table below presents our geographic segment revenue as a percentage of total revenue, for the periods indicated:

	As of December 31,
	2022	2023	2024
Geographic Segment
Nigeria	69.0%	65.0%	58.3%
SSA	21.0%	23.7%	28.3%
Latin America	8.2%	9.4%	10.8%
Middle East and North Africa	1.8%	1.9%	2.6%

For further discussion regarding the principal markets in which we compete, including a breakdown of total revenue by category of activity and geographic market, please refer to note 5 “Segment Reporting” and note 6 “Revenue” of our audited consolidated financial statements included in this Annual Report.

Our Competitive Strengths

We believe the following strengths position us to deliver operationally for our customers as well as generate strong financial returns and growth:

We are a clear leader in the majority of our current markets, which we support with a high-quality asset base and service.

Large and Growing Telecommunications Markets. We believe the markets in which we currently operate are structurally favorable, as a result of having large, growing populations and low mobile penetration, particularly relating to 4G and 5G SIM penetration. Our eight markets covered approximately 727 million SIMs as of December 31, 2023. Our African markets are generally characterized by low mobile penetration, and a high number of subscribers per tower compared with the U.S. and Western Europe. These markets are also attractive due to an increasing need for 3G and 4G coverage and capacity, with 55% 3G SIM penetration and 31% 4G SIM penetration as of December 31, 2023. Over the longer term, we also expect 5G technology to become more meaningful in these markets. To meet the anticipated telecommunications growth in our African markets, respectively, it is expected that these markets will require over 21,000 new towers and over 98,000 new points of service over the period December 2023 to December 2028. We believe that our Latin America markets also provide exposure to growth and technology trends. It is estimated that these markets will require over 21,000 new towers and over 100,000 new points of service over the period from December 2023 to December 2028. As telecommunication networks in our markets evolve, we believe that there may also be increasing demand for other communications infrastructure, such as fiber connectivity and data centers.

Significant Market Scale. We are the number one independent tower operator in six of our eight markets as of December 31, 2024. As of December 31, 2023, we had an estimated 64% and 50% market share of independently owned or operated sites in Nigeria and South Africa (the sale of Swiftnet by Telkom SA had only received regulatory approval as of September 2024 and is therefore excluded) respectively, which are two of the largest telecommunications markets in Africa by subscribers. In addition, as of December 31, 2024, we are the only independent tower operator of scale in four of our eight markets and we are the largest independent tower operator in Africa, measured by tower count.

As a leader in many of our markets, we benefit from operational efficiencies that help drive financial performance. We have strategically acquired multiple tower portfolios in each of our African markets and have selectively consolidated Towers, where we move Tenants from one Tower to another, to reduce costs. Follow-on transactions in new markets are an important element of our inorganic growth strategy, and we have reinforced our position in our markets, completing follow-on transactions in each of our African markets (excluding South Africa), as well as Brazil and Colombia. We own or operate approximately 37% of all Towers (67% of independent Towers) in our combined African markets as of December 31, 2023 and therefore benefit when MNOs invest in additional coverage and capacity, either on our existing sites or through the share of new sites we deliver in the market. We believe our scale and market position gives us a unique opportunity to increase our revenue per tower through Colocation and Lease Amendments as MNOs upgrade their networks from 2G and 3G to 4G and 5G.

Substantial and Defensible Market Share. Given the size and scale of our business and our track record of growth and service to our customers, we believe we are well positioned to maintain or even grow our market share. Our market position is backed by long-term contracts that we have a history of successfully maintaining. For the period covering 2022, 2023 and 2024, we have added 12,929 Tenants, 12,547 Lease Amendments and constructed 3,442 New Sites. As of December 31, 2024, we had built over 10,800 New Sites since our inception. We continue to provide quality service and take a partnership approach with our customers in radio frequency planning. We also benefit from high barriers to entry in our industry, including the capital-intensive nature of building new tower portfolios and, in certain instances, zoning rules that restrict Towers and masts from being built within a certain radius of each other. We believe these factors underpin the strength of our market leadership and position us to take advantage of opportunities in our markets.

We have a proven business model with high quality revenue visibility that is backed by long-term, inflation-linked contracts.

Proven business model coupled with recurring revenue and long-term contracts. We offer MNOs reliable services in exchange for monthly lease fees that are underpinned by long-term contracts, creating long-term revenue visibility. For MNOs, there are high costs and potential service interruptions associated with switching tower infrastructure and, historically, we have had a track record of successfully renegotiating and extending our contracts with MNOs, including with Key Customers in our African markets during 2023 and 2024 (see also “Risk Factors — Risks Relating to Our Business — A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of customer lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.”). As of December 31, 2024, we had $11.9 billion of Contracted Revenue from our Key Customers, an average remaining lease term of 7.8 years and an average remaining length of our MLAs of 7.0 years. In many cases, our contracts also include limited customer termination rights, inflation-linked revenue escalators and power indexation and pass-through clauses to mitigate against certain increases in diesel prices and electricity costs. In certain cases, our contracts also include provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluations.

The majority of our revenue comes from MNOs that are subsidiaries of large, publicly listed multinational MNOs. Our Key Customers are primarily the country subsidiaries of publicly listed multinational MNOs such as MTN Group, Airtel Africa, Orange Group, Telecom Italia, America Movil, Telefonica, and Millicom.

Structurally favorable unit economics. The limited competing infrastructure in the vicinity of our Towers helps enable strong demand from existing customers and positions our Towers as the preferred location for potential new demand. Time to market advantages for New Site construction, cost-to-build considerations and in some cases, regulatory restrictions create natural and high barriers to entry into our markets. We are able to achieve favorable unit economics through additional Tenants and Lease Amendments via Colocation that allow us to improve our margins and our return on invested capital. When we add additional Tenants via Colocation, we generally incur limited incremental costs and typically do not provide additional tenant discounts. We also have the ability to reduce certain of our costs per Tenant, which are mostly fixed, with the exception of power costs in our African markets, which are variable. With a Colocation Rate of 1.51x across our portfolio as of December 31, 2024, our sites have the capacity to add additional Tenants.

We have contractual protections against macroeconomic volatility. For the years ended December 31, 2024, 2023 and 2022, 47%, 49%, and 52% respectively, of our revenue was linked to the U.S. dollar and euro. For the years ended December 31, 2024, 2023 and 2022, 15%, 10% and 8% respectively, of our revenue was linked to power indexation and power pass-through. Most of our operating costs are in local currency, and we have structured our contracts to provide certain protections against inflation and, in some cases, local currency devaluation and energy price volatility.

Our MLAs in our Latam segment have local currency lease fees with annual inflation linked escalators. In our SSA and Nigeria segments the local currency components of our lease fees typically adjust with local currency linked inflation provisions and U.S. dollar components of our lease fees present in some of our African market MLAs typically adjust with U.S.-linked inflation provisions. The majority of our costs do not have mechanical indexation, enabling us to both grow our revenue and manage our cost base. Historically, the cost of diesel was mostly paid in U.S. dollars, but in 2024 our diesel expenses were largely incurred and paid in local currency, aligning with our remaining direct and indirect operating expenses which are denominated in and incurred in local currency. Capital expenditures may be linked to U.S. dollars in some instances, but are also incurred in local currency, providing further resilience to macroeconomic volatility.

We have a track record of both organic and inorganic growth.

We have a number of organic growth opportunities. There are a number of avenues that have driven our historical organic growth and that we believe will continue to drive future organic growth, including Colocation, Lease Amendments and New Sites. These opportunities are typically the result of our customers looking to densify their networks, improve their network coverage and capacity and upgrade their networks with new technologies, in response to growing populations and data demand from end users in our markets. Our MLAs also typically include annual or semi-annual inflation-linked escalations, ensuring contractual increases to revenue.

In response to these growing needs, we benefit from customers choosing Colocation in order to get to market quickly on an existing site of ours. Colocations are a highly attractive opportunity as they enable us to lease-up our existing assets with minimal incremental capital expenditure and operating expenses required. As of December 31, 2024, 2023, and 2022, we achieved a Colocation Rate of 1.51x, 1.49x and 1.48x, respectively. When we acquire towers from mobile operators, these typically have a low Colocation Rate that reduces our overall Colocation Rate, but at the same time these towers result in a further Colocation opportunity for our other customers.

Lease Amendments represent an opportunity for existing Tenants to enhance their existing position or upgrade technology at a Tower by installing additional equipment on that Tower or requesting certain ancillary services. For the years ended December 31, 2024, 2023 and 2022, we added 3,068, 4,929, and 4,550 Lease Amendments, respectively. Colocation and Lease Amendments both support our growth and increase our operating leverage.

We typically construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation. Since our inception up until December 31, 2024, we have built over 10,800 New Sites. For the years ended December 31, 2024, 2023 and 2022, we built 929, 1,329, and 1,184 New Sites, respectively.

We also benefit from the opportunity to generate revenue from adjacent services, including fiber, DAS, small cells and data centers. In terms of fiber services, through I-Systems, we provide FTTH connectivity to our customers through a neutral network infrastructure solution for broadband service, and in Nigeria we provide FTTT connectivity to our customers. These opportunities do not constitute a material contribution to our revenue today, although we look to continue to expand these opportunities as an area of growth in the future, particularly in Brazil, Nigeria, South Africa and Zambia, where 5G roll-out has already commenced.

We have a track record of inorganic growth through acquiring, consolidating and integrating tower portfolios. Since our inception, we have completed 22 transactions for more than 32,500 Towers and fiber assets across 10 countries. These transactions have enabled us to achieve our strong in-market positioning, which is key to both our ability to provide high quality services and to ensure the sustainability of the fundamentals of our business.

Our inorganic growth strategy has focused on entering carefully selected growth-oriented markets with compelling underlying fundamentals, when feasible. A key component of this inorganic growth lies in our strategy to then develop each of the markets that we enter. We aim to execute follow-on, in-market transactions upon entering a new market, in order to solidify our presence as well as extract cost synergies from our operational platform across our large asset base. In addition to building our market presence, this strategy has allowed us to better service our customers through our extensive platform.

We have an established history of delivering high quality service to our customers.

We have long-term relationships with leading MNOs. For most of our Key Customers, our sites are the primary tower infrastructure that supports their operations, making us a key long-term partner to them. Through these partnerships, we have developed deep ties with our customers’ key decision makers. See also, “Risk Factors — Risks Relating to Our Business — A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of customer lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.”

We have a long track record of delivering quality service to MNOs through deeply integrated relationships. Our customers entrust us with this critical infrastructure in part due to our proven record.

For example, in our African businesses, we had average power uptimes of 99.5% (excluding South Africa as we no longer provide power Managed Services for those sites) and average time to repair of under two hours for the year ended

December 31, 2024. In our African businesses, our innovative power availability solutions are a critical component of our quality of service offering in our current markets, that lack a robust power grid.

We have a modern and efficient global operational management platform. We have differentiated ourselves from our tower competitors over time through our advanced network operating centers (“NOCs”) in our African businesses, with bespoke remote monitoring at 81% of sites covered by our NOCs as of December 31, 2024 (with monitoring of almost all remaining sites through MNO network operating centers), site acquisition and maintenance teams, and a network of partners in the fields of security, power management equipment, site deployment / construction and diesel supply. Our NOCs operate 24 hours a day, seven days a week and monitor a variety of data sent from our Towers. Such data include access and gate status, diesel supply, usage and quality, cabinet temperature and overall power uptime, consumption and supply. We have demonstrated significant uptime improvement in the sites that we have purchased and enabled improved quality of service levels across our portfolio. Given the current operating environment in Latin America with limited service level agreement obligations (such as power uptime or average time to repair) to customers, our businesses in Brazil and Colombia generally do not require NOCs or remote monitoring services.

We have a track record of resilience to volatility.

We have a track record of significantly mitigating the impact of macro-economic volatility on our business, including in relation to foreign exchange rates. Despite the Nigerian Naira (₦) devaluations and the historic economic slowdowns in Nigeria, with real GDP growth at 3.4%, 2.7% and 3.1% for 2024, 2023 and 2022, respectively, we believe we have significantly mitigated the impact on our revenue and segment Adjusted EBITDA for our Nigeria segment during those same periods. Revenue for our Nigeria segment decreased 27.7%, but increased 2.2% and 17.9% for the years ended December 31, 2024, 2023 and 2022, compared to the years ended December 31, 2023, 2022 and 2021, respectively, and segment Adjusted EBITDA for our Nigeria segment decreased by 31.3%, but increased 6.5% and 2.5% over the same periods, despite the Naira depreciating 72.4% from an average rate of ₦410.2 to $1.00 for the year ended December 31, 2021 to an average rate of ₦1,484.3 to $1.00 for the year ended December 31, 2024. In particular, the Naira depreciated 57.0% from an average rate of ₦638.0 to $1.00 for the year ended December 31, 2023 to an average rate of ₦1,484.3 to $1.00 for the year ended December 31, 2024. Despite this significant 57.0% devaluation of the Naira in the year ended December 31, 2024 compared to the year ended December 31, 2023, our revenue decreased 27.7% year-over-year during the same period as foreign exchange resets in our MLAs helped to mitigate the impact of this devaluation on our business.

We have a disciplined capital allocation policy. We employ a prudent approach to discretionary capital allocation. We have a strong focus on maintaining a healthy capital structure through a mix of debt and equity financing. As of December 31, 2024 we had $3.9 billion of debt and lease liabilities under IFRS 16 Leases (“IFRS 16”) and $578 million of cash on our balance sheet. We continue to maintain a prudent approach to leverage, which we believe provides us with strong flexibility to evaluate future investment opportunities and other potential capital allocation alternatives, such as debt and/or equity repurchase programs or divestitures.

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

We have implemented governance practices at the board of directors and executive levels, including various Board committees (See “Management — Board Committee Composition”) and underlying internal committees such as those focused on ethics and risk management. We have nine directors, eight of whom are independent directors, on our board of directors. We have also developed an ethical compliance framework aligned with converging best practice methodologies.

Our Strategy

Since our inception in 2001, we have established a reputation as a leader in the high growth, emerging market communications infrastructure sector, servicing MNOs and ultimately the growing end- consumer market with critical communications infrastructure, which also benefits the broader communities in our markets through enabling accelerated access to communications. Through the growth of 2G, 3G, 4G and 5G, we have helped the MNOs in our markets provide services to subscribers by owning, operating, sharing and constructing communications infrastructure.

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

Seek attractive rates of return and realizations through disciplined organic capital allocation and activity

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

We also announced, in March 2024, that we were undertaking a strategic review process, which includes evaluation of our organizational initiatives, plans and goals to try to ensure they align with our long-term objectives and external environment conditions, and targeted at shareholder value-creation options.

While the review remains ongoing and further initiatives to continue increasing shareholder value may be considered, the initial part of the review so far includes, but is not limited to, initiatives around making commercial progress through contract renewals and extensions, potential further governance improvements, increasing Adjusted EBITDA and cash flow generation, disposal of certain assets or markets, and actively pursuing initiatives to extend maturities, manage interest expense and shift more debt into local currency. It is currently expected that excess cash flow following implementation of these strategic initiatives would primarily be utilized to reduce debt, although we may also consider other uses, including potentially share buybacks and/or introducing a dividend policy.

In existing and new markets, we seek attractive communications infrastructure opportunities with contractual agreements that aim to maximize returns on our investments. We also seek balanced communications market dynamics with service and technology growth opportunities and demand for communications infrastructure services. We consider markets attractive if we believe we can achieve significant scale, and even more so, if we can leverage relationships with multi-national MNOs with whom we may have existing relationships in other markets. If we deem a market attractive, we aim to apply our disciplined approach to organic and potentially inorganic capital allocation, establish a path to scale, gain market leadership within that country or more broadly within that region and diversify our overall portfolio by market and by customer. In contrast, we avoid markets which do not offer chances for meaningful scale or ones that we do not believe have the right fundamental drivers to support our growth strategy.

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

Our investment appraisal of organic and inorganic opportunities includes targeting long term financial metrics to form the basis of our investment appraisal as well as assessing inorganic opportunities for individual strategic merit. In addition, we remain open to potential divestments that align with our capital allocation policy and meet our return-on-investment requirements.

Continued focus on operational excellence, service delivery for customers and adopting an innovative approach to new technology

We plan to continue delivering high levels of performance to our customers in terms of site power availability, site access, equipment monitoring and servicing. We have done this consistently for years and we are increasingly looking to leverage new technology such as artificial intelligence (“AI”), albeit in early stages, to expand the scope of how we monitor and improve the sites while reducing our dependence on diesel-powered generators. Our extensive use of alternative power solutions in our African markets also helps reduce our operating costs and is more environmentally friendly given the reduction in diesel consumption that these solutions deliver. We will also look to leverage this expertise in other markets in which we operate where services such as power or site monitoring may be requested from customers in the future.

In support of these goals, in 2022, we published our Carbon Reduction Roadmap which provided a comprehensive strategy for decreasing our emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline. Under Project Green, a significant step in our Carbon Reduction Roadmap, we expect to achieve emissions and financial savings by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for Project Green are our operations in Cameroon, Côte d’Ivoire, Nigeria, Rwanda, and Zambia.

Enhancing our impact on our communities and on the environment

Our business model is designed to be more sustainable than various alternatives given we promote infrastructure sharing, drive connectivity across our markets and have invested in hybrid power solutions that reduce operational greenhouse gas (“GHG”) emissions. Additionally, we continuously aim to improve and develop our Sustainability strategy, which focuses on four pillars: (i) environment and climate change; (ii) education and economic growth; (iii) our people and communities; and (iv) ethics and governance. By supporting local schools, education initiatives, health clinics and wider programs, such as improving rural telephony, we seek to make a positive impact in the communities in which we operate and further contribute to the growth and development of our markets.

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

The impact of our Sustainability strategy continues to be recognized externally. In 2024, IHS Nigeria won in the Telecoms Infrastructure Provider of the Year, Tower Leadership Award, and Telecoms Infrastructure Team of the Year categories at the 2024 Tech Innovation Awards. In addition to receiving the Best Company in Water and Sanitation award at the 2024 Sustainability, Enterprise, and Responsibility Awards Africa CSR and Sustainability Awards. IHS Cameroon received the Tower Initiative of the Year award at the 2024 Africa Digital Economy Awards, and Best Company in Leading Innovative Digital Transformation for Community Progress in Cameroon at the African Economic Agency.

Our Tower Portfolio

Our Tower Portfolio

Size of portfolio

As of December 31, 2024, we had a portfolio of 35,238 owned Towers and 3,991 Towers that we operate under MLL and ROU arrangements totaling 39,229 Towers owned and operated. With 59,343 Tenants as of December 31, 2024, we had a Colocation Rate of 1.51x. Additionally, as of December 31, 2024, we had 39,671 Lease Amendments. We have historically increased the number of our Towers through a combination of constructing New Sites, along with the acquisition of site portfolios from MNOs and from independent tower companies, namely HTN Towers, CSS, Skysites, Centennial, and GTS SP5.

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

The following table shows the evolution of our tower portfolio, which is primarily a result of acquired Towers and the construction of New Sites, for the period and as of the dates indicated (December 31, 2024 excludes Kuwait due to the Kuwait Disposal):

	As of December 31,
	2022	2023	2024
Towers
Total (Owned & Operated)	39,652	40,075	39,229
Acquired in period	7,849	118	-
Built in period	1,184	1,329	929

Tenancies and Colocation Rate

We provide our customers with opportunities to install active equipment, and receive related services, on existing Towers alongside current Tenants, known as Colocation. The Colocation Rate is the average number of Tenants per Tower that we own or operate across our portfolio at a point in time. With 59,343 Tenants as of December 31, 2024, we had a Colocation Rate of 1.51x.

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

The following table shows the number of Tenants in our portfolio and our Colocation Rate as of the dates indicated (December 31, 2024 excludes Kuwait due to the Kuwait Disposal):

	As of December 31,
	2020	2021	2022	2023	2024
Tenants
Key Customers	38,739	42,843	54,215	55,915	55,240
Other Customers	4,125	3,571	4,358	3,812	4,103
Total	42,864	46,414	58,573	59,727	59,343
Colocation Rate	1.54x	1.50x	1.48x	1.49x	1.51x

The Colocation Rate of our Towers is a key indicator of portfolio maturity and operational efficiency.

Lease Amendments

In addition to Colocation, we also continue to benefit from Lease Amendments as our existing Tenants roll out new technologies or require installation of additional equipment or ancillary services on their existing sites, which includes the deployment of 3G, 4G and 5G technologies. As of December 31, 2024, our customers had deployed over 39,500 Lease Amendments to Towers across our footprint. Given the relative growth potential of the telecommunications markets in which we operate, where 3G and 4G SIM penetration are generally at a low starting base (e.g. 63% and 28%, respectively in Nigeria as of December 31, 2023), the majority of the Lease Amendments that we have added thus far are for 3G and 4G equipment added to a Tower for existing Tenants, albeit in 2024, 5G equipment made up the majority of our new Lease Amendments.

The following table shows the number of Lease Amendments in our portfolio as of the dates indicated (December 31, 2024 excludes Kuwait due to the Kuwait Disposal):

	As of December 31,
Lease Amendments	2020	2021	2022	2023	2024
Total	17,983	27,124	31,674	36,603	39,671

Tower Specifications

The following diagram illustrates the standard facilities located on our typical ground-based tower sites in our African markets:

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

The number of antennae that a Tower can accommodate varies depending on the type of Tower (self- supporting monopole, guyed or self-supporting lattice), the height of the Tower, the nature of the services provided by such antenna and the antenna size and weight. The substantial majority of our Towers are self-supporting lattice Towers that can support a large number of antennae, which therefore enables us to market tower space to a diverse group of telecommunications providers and other customers. Ground-based Towers can typically accommodate three or more Tenants. The key criteria in determining how many Tenants the Tower can hold is the wind loading capacity of the Tower. The capacity of a single Tower can be increased by Tower strengthening and height extensions and by adding further antenna mounting poles. The structure of the Tower can be reinforced and the foundation strengthened to accommodate additional Tenants and Lease Amendments.

Our Tower portfolio consists principally of ground-based Towers. As of December 31, 2024, 60% of our Towers were between 30 and 60 meters in height, and 29% of our Towers were smaller than 30 meters, including 10% of which were rooftop sites. We build larger Towers when circumstances require, including when Towers will be located in valleys or require a greater range of transmission. As of December 31, 2024, 9% of our Towers are between 60 and 75 meters, and 3% are taller than 75 meters. As of December 31, 2024, the average age of Towers in our portfolio based on our date of integration was 7.9 years.

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

Lease Amendments

In addition to Colocation, we drive our revenue and operating margins by leasing additional space for equipment or providing certain ancillary services to existing Tenants on sites through Lease Amendments. For example, an existing Tenant may choose to request more space and/or power at the same site the Tenant is leasing, or an existing Tenant may seek to connect fiber to the Tower, which also requires the provision of additional power for that connection.

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

As subscriber density increases, tower operators deploy additional infill sites to deliver further capacity to areas of demand. This densification of the network is driven further by the deployment of 3G, 4G and 5G services, which are typically carried over higher frequency spectrum bands. The cell- sizes for these higher frequency bands are much smaller than, for example, a GSM 900 MHz cell, but the capacity that is delivered over a similar area is much higher and can therefore support high subscriber density and deliver higher voice and data traffic. The deployment of 3G/4G in lower frequency bands does not negate the need for densification, as it allows 3G and 4G coverage to be extended into more rural areas similar to 2G coverage. We expect MNOs in our markets to continue to service 2G, 3G and 4G technologies for many more years.

New Sites

We believe that the timely deployment of New Sites, which includes site acquisition, construction and structural and electrical engineering, has been a critical component in obtaining and completing site orders. We have extensive New Site deployment experience, having built over 10,800 New Sites and have been a major provider to the market in New Sites since 2011. The average cost to build a typical macro New Site as of December 31, 2024 is in the range of $50,000 to $100,000 in our African businesses, and in the range of $40,000 to $80,000 in our Latin America business.

New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions, rooftop and wall-mounted towers and cells-on-wheels. For New Sites, we retain ownership as well as the exclusive right to collocate additional Tenants on the tower. These New Sites always begin operations with at least a single tenant, with Colocation and Lease Amendments expected at future dates. We seek to construct New Sites only in locations where Key Customers are committed to be the initial tenant with optimal additional Colocation capacity, and therefore generally aim to only build Towers for customers in locations that have the potential to attract other customers. We strive to realize the operating leverage inherent in the tower business by leasing up the New Sites with additional tenancies. In Africa (excluding South Africa), we aim to construct New Sites with the appropriate primary power systems for their location, which may include hybrid batteries and solar systems. Given the operating model in Latin America, power systems are less relevant in these markets where the provision of power is a responsibility of the customer.

The entire process from receipt of work order to completion of New Site construction as of December 31, 2024 typically takes approximately 90 to 200 days. The actual time taken and the detailed steps followed can vary depending on the country, customer, the location of the specific site and issues, if any, identified during the site acquisition process.

A typical New Site process, including additional value-added services, involves the following steps:

●	A new customer will sign an MLA, or have an existing MLA with the relevant optionality to roll-out New Sites, and inform the marketing unit that it requires a New Site in a certain location (usually a location within a radius of a precise coordinate, referred to as a search ring; in dense urban areas the search ring is generally within 200 meters of the coordinate but in other areas, the search ring can be up to 500 meters from the coordinate).
●	Mapping specialists select the most suitable sites based on a number of factors, including (i) the proximity to central coordinates provided by the customer, (ii) appropriate terrain most suited to broadcasting of uninterrupted signals, (iii) which sites provide the most attractive property lease or purchase terms, with a preference for purchasing the land, (iv) which sites have the highest potential to be approved for aviation and environmental permits in the shortest time frame and (v) which sites may be the most viable location for additional Tenants. Final sites selected are submitted to the customer and, once approved, to our site acquisition department.

●	Once a location is accepted by the customer, we negotiate and enter into either (i) a long-term ground lease pursuant to which we acquire a leasehold interest in the property, (ii) a contract of sale pursuant to which we acquire title to the property or (iii) an easement agreement pursuant to which we acquire an easement over the property. We may also negotiate an option to purchase or lease the property in the future. Concurrent with the negotiation of appropriate property rights, we obtain a title report on the site, conduct a survey of the site, perform soil analysis of the site and obtain an environmental survey of the site (if relevant). The resultant plan is then submitted to the relevant regulatory authority for approval. We also obtain land use permits necessary to commence construction on the site or install equipment on the site.
●	Upon the customer’s acceptance of the completion of the tower construction, under certain MLAs, a separate SLA is then signed for the commissioning of the individual site, which incorporates the provisions of the MLA.

The accrual of the lease and maintenance fees generally starts at the time of the customer’s acceptance of the completion of the tower construction. Subsequent invoicing depends on the particular MLA but generally commences within 30 days of the customer’s acceptance or delivery of the site.

Decommissioning sites

Historically, we have grown our portfolio through constructing New Sites, along with the acquisition of site portfolios from MNOs and independent tower companies. As a result of acquisitions of multiple tower portfolios in the same markets, we often have multiple Towers in close proximity to each other. If it is economically and commercially viable to do so, and if agreed to by the tenant, we migrate Tenants from one Tower onto a nearby Tower as additional Colocation and then decommission the empty site. In other circumstances, we may selectively decommission sites of existing customers, including the previous rationalization program agreed with a Key Customer in Nigeria. While the decommissioning of Towers offsets our overall growth in the number of Towers, it allows us to eliminate duplicative cost of sales and ongoing maintenance capital expenditures of the decommissioned tower with only a marginal cost of sales increase at our retained sites through increased power consumption. We aim to continue working with our customers to determine if we can improve our service offerings through further decommissioning.

Site management and maintenance

We deploy a combination of in-house personnel and third-party contractors to manage and maintain our Towers. In-house personnel are responsible for oversight and supervision of all aspects of preventative and corrective maintenance and site management, including managing the operational aspects of customer relationships, managing structural engineering and tower capacity issues, ensuring proper signage, and supervision of independent contractors. We engage numerous suppliers to provide various services in connection with site acquisition, construction, access management, security and preventative and corrective maintenance of tower sites, as well as the supply of diesel to certain of our sites. As of December 31, 2024, we had entered into outsourcing arrangements for certain services in respect of 73% of our sites.

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

Site maintenance and management activities include:

Site monitoring and control

Our NOCs are 24-hour fully operational management centers from which our personnel monitor and control the tower sites from a central location. Remote monitoring systems allow us to better monitor, regulate and control site conditions, including, among other things, site AC, DC, load, power consumption per tenant, diesel usage and tank levels, environmental alarms (shelter temperatures, smoke detectors, etc.) and remote access control. We have remote monitoring systems installed in six of our markets covering 81% of our sites within these six countries (with monitoring of almost all remaining sites through MNO network operating centers). Our NOCs are operated 24 hours a day, seven days a week and monitor a variety of data sent from our Towers. Such data includes access and gate status, diesel supply, usage and quality, cabinet temperature and overall power uptime, consumption and supply. Given the current operating environment in Latin America and no provision of service levels to customers, our businesses in Brazil and Colombia do not require NOCs.

The activities conducted in the NOCs ensure that we provide our customers with quality service and uptimes. We have averaged a power uptime of 99.5% (excluding South Africa as we no longer provide power Managed Services for those sites) across our tower portfolio in our African markets for the year ended December 31, 2024, with an average mean time to repair of under two hours for the year ended December 31, 2024.

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

Power and Power Management

The reliability of main grid electricity varies considerably across our footprint and determines, along with the requirements of any one site, the most appropriate power system for that site. Specifically in our African markets where there can be a lack of reliable main grid electricity supply, we currently source a substantial amount of our power needs for daily operations from a combination of diesel generators, solar panels, and deep cycle batteries. As of December 31, 2024, in our African markets (excluding South Africa as we no longer provide power Managed Services for those sites), 41% of our sites were powered with hybrid power systems (a combination of diesel generators with solar and/or battery systems), 18% with only generators, 33% with grid connectivity and back-up generators, with the remaining 8% powered through only grid connectivity or solar power and other systems. As of December 31, 2024, 9,025 of our sites in Africa, excluding South Africa, had solar power solutions, representing 36% of our African Tower portfolio (excluding South Africa). We, or third-party contractors we have engaged for certain sites, are responsible for monitoring the diesel levels of our generator tanks and scheduling diesel deliveries. Given the importance of diesel for the operation of our sites in many of our African markets, we may purchase diesel in large quantities, which is then stored at our facilities. In Latin America and South Africa, our sites are typically powered by grid solutions, with back-up power systems in certain instances.

To address the costs associated with diesel generator usage and maintenance in our African markets (excluding South Africa), we deploy as practicable hybrid battery power systems, which involve alternating between power storage sources, such as batteries (VRLA and lithium ion) and diesel generators. On certain sites, we have also switched from using 3-phase AC generators to DC generators or single-phase generators, which consume less diesel. We also deploy hybrid solar power systems on certain sites. We continuously evaluate innovative power management technologies and solutions, including more efficient generators, hybrid battery systems and solar systems. We outsource certain services, including power management and site maintenance for certain of our sites, which includes over 9,000 sites in Nigeria where we had deployed hybrid power systems, prior to Project Green. These systems use batteries and/or solar power systems, along with traditional generators, to reduce fuel costs and create a more consistent energy supply to increase network uptime for our customers. In Nigeria, the deployment of these power management solutions resulted in, on average, an approximately 50% reduction in diesel consumption per tower at the time of deployment on more than 7,400 sites where we had deployed hybrid power solutions, which included solar power.

Given the reliable grid connectivity in our Latin America markets power management is less of a focus in these markets.

Replacement and maintenance of power systems forms a significant part of our annual maintenance capital expenditures, which are in the range of $2,000 to $5,000 per Tower per year as of December 31, 2024 in our African businesses. Given the different power environment in our Latin America business, annual maintenance capital expenditures are currently less than $500 per tower per year.

Fiber Services

In certain of our markets, we have begun providing certain fiber services, including the deployment and operation of fiber access networks and infrastructure. In Brazil, through our I-Systems subsidiary, we deploy and operate a fiber infrastructure that is primarily rented to TIM Brasil (as anchor client) and other customers, for their provision of residential broadband services to consumers, FTTH. As part of the transaction that formed I-Systems, we inherited FTTC that is also being upgraded to FTTH. I-Systems is responsible for the deployment of the relevant fiber node as well as the secondary fiber network connected to that node, including the fiber drop at a consumer’s premises. I-Systems is also responsible for the ongoing management and maintenance of that fiber network. As of December 31, 2024, the I-Systems network covers approximately 9.3 million homes passed (of which approximately 6.4 million are FTTH) and spans approximately 22,250 route kilometers. In certain of our African markets, we also provide FTTT services, where we deploy fiber to towers that we own or operate and sell capacity to our customers to generate revenue.

Customer Lease Agreements

We lease space on Towers to our customers pursuant to a combination of MLAs, which provide the commercial terms governing the lease of tower space, MLL agreements, and individual SLAs, where relevant, which act as an appendix to the relevant MLA, and include site-specific terms for each relevant tower.

Customer lease agreements, whether long-term lease agreements, master tower space use agreements or other MLAs such as Managed with License to Lease Agreements, or MLLs, are the principal agreement between the customer and us. These govern the ongoing and long-term customer relationship and provide the commercial terms governing the lease of tower space. As of December 31, 2024, the average remaining length of our MLAs was 7.0 years. An MLA typically has an initial term of 5 to 10 years and will stay in effect until the parties renew or sign a new tower lease agreement. When we acquire portfolios of towers, we typically sign an MLA with a minimum duration of 10 years. A number of the MLAs with our customers are deemed automatically renewed if the customer does not notify us of their intention to not renew before the stated expiration date. The material commercial terms of our MLAs are typical for the tower infrastructure industry in our markets and include contractual provisions setting out, among other things, pricing, renewal clauses, termination clauses, inflation-linked price escalations and, in certain cases, provisions designed to mitigate foreign exchange risk.

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

Our MLL agreements typically have a term of 15 years and can typically be renewed for a five- year period. Our two current MLL Agreements also grant the Tenant the option to withdraw from five sites per year, not to exceed 50 sites across the full term, and provided there is no other Tenant on each site. As of December 31, 2024, the average remaining duration of our two MLL agreements was 3.5 years and the total number of Tenants on sites operated under MLL agreements is approximately 3,861.

The table below outlines collectively the typical key contract terms of our tower lease agreements with our Key Customers as of December 31, 2024:

Weighted Average
Remaining
Duration
of
		Current	Extension
Country	Duration of MLA	Term	Option
Nigeria(1)	5 – 15 years	7.6 years	5 years extendable terms
South Africa(2)	5 – 10 years	7.9 years	5 – 10 years extendable terms
Côte d’Ivoire(3)	10 – 15 years	6.0 years	5 years extendable terms
Cameroon(4)	10 – 15 years	5.9 years	10 years extendable terms
Zambia(5)	10 years	4.8 years	3–5 years extendable terms
Rwanda(5)	10 years	7.1 years	3–5 years extendable terms
Brazil and Colombia(6)	5 – 20 years	6.1 years	5 – 20 years on a site-by-site basis

(1)	In February 2024, signed and expanded a contract with Airtel Nigeria until December 2031. In August 2024 renewed and extended all tower MLAs with MTN Nigeria until December 2032.
(2)	In May 2024, extended contract with MTN South Africa by another 2 years, to May 2034.
(3)	In December 2023, we signed a contract with MTN Côte d’Ivoire until April 2033.
(4)	In March 2023, we signed a contract with MTN Cameroon until March 2033.

(5)	In March 2024 and June 2024, signed renewals and amendments with MTN Zambia and MTN Rwanda, respectively, both until April 2034. In January 2025 signed renewal with Airtel Zambia until August 2035.
(6)	Includes I-Systems, with remaining MLA term weighted by OLTs.

For the year ended December 31, 2024, 34% of our revenue was linked to the U.S. dollar, 13% of our revenue was linked to the euro and 15% of our revenue was linked to the cost of power through power indexation and power pass-through clauses.

However, the manner in which these revenues are linked differs by lease agreement. The U.S. dollar- linked contracts with U.S. dollar revenue components typically have a formula for determining the U.S. dollar to local currency exchange rate over a period of time. For example, for the majority of MLAs in Nigeria, the U.S. dollar component of the monthly lease fee is converted to Naira for settlement at a fixed conversion rate for a stated period of time. The conversion rate in such MLAs is reset after a period of one month, three months, six months or a maximum of 12 months. Of our 34% of revenue linked to the U.S. dollar for the year ended December 31, 2024, 5% reset on a monthly basis, 93% reset on a quarterly basis and 1% reset on a semi-annual basis. While we reached agreement in 2020 with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which has typically been aligned to the NAFEX and NFEM rates), historically, the conversion rates included in some of our MLAs was different to the rates at which our financial results have been translated into U.S. dollars for reporting purposes. For example, as described under “Risk Factors — Risk Relating to our Business — The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations,” in April 2017, the CBN introduced a new foreign exchange window for investors and exporters (the I&E window (now referred to as NFEM), from which the NAFEX rate is also derived) that resulted in the conversion rates for our MLAs for our Nigerian operations to be different from the rates at which our financial results were translated into U.S. dollars for reporting purposes. Historically, our financial results in Nigeria were translated into U.S. dollars based on rates more reflective of the NAFEX rate, which differed from the rates included in some of our MLAs until the amendments to the contracts with certain of our Key Customers in Nigeria to update the reference exchange rates therein to the prevailing market rate available on Bloomberg. Currently, we use the USD/NGN rate published by Bloomberg, which is approximately aligned to the NFEM window rate, for reporting purposes. Certain of our other contracts in Rwanda and Zambia also have portions that are linked to the U.S. dollar while certain of our other contracts, such as in Côte d’Ivoire and Cameroon, are linked to the euro because they are based currencies that are “pegged” to the euro. In South Africa and Latin America, our MLAs are based on local currency pricing with no direct foreign exchange link or conversion mechanism. See also “Risk Factors — Risks Relating to Our Business — We and our customers face foreign exchange risks, which may be material.”

We also benefit from power indexation and power pass-through clauses in some of our MLAs. Such power indexation clauses generally provide for adjustments to a proportion of the fees charged in relation to increased diesel or electricity prices. For example, in certain MLAs where there is a certain percentage increase or decrease in the per liter price of diesel, or the cost of electricity, above or below an agreed base price, such percentage increase or decrease is also applied to a portion of the full monthly lease fee. Some of our MLAs also have power pass-through clauses, where the cost of electricity charged by a utility provider is passed through to the customer. These provisions help us mitigate exposure to volatility in power costs including diesel prices. For the year ended December 31, 2024, 15% of revenue was linked to the cost of power through power indexation and power pass-through clauses across all of our markets.

Except for certain material events of default, our MLAs may only be terminated prior to the agreed termination date according to the agreed notice period. As a result, we believe that revenue earned from lease fees provide a highly visible and recurring revenue stream. As of December 31, 2024, the average remaining length of our MLAs was 7.0 years, with an average remaining lease term of 7.8 years.

While a number of the MLAs with our customers are deemed automatically renewed if the customer does not notify us of their intention to not renew before the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, our MLAs with MTN in Zambia and Rwanda were up for renewal between 2023 and 2024 and were renewed in March and June of 2024, respectively. More recently, our MLAs with MTN Nigeria that were up for renewal between 2024 and 2029 were renewed in August 2024, and extended through December 2032, covering approximately 13,500 tenancies and approximately 23,800 lease amendments. An MLA with a certain customer in South Africa is up for renewal in 2025. Though we have had recent exceptions with respect to a select number of sites (See. “Risk Factors — Risks Relating to Our Business — We may experience the loss of tenancies and/or customers, and are exposed to the loss of revenue from the failure or acquisition of any customer or customer consolidation”) we expect that our MLAs and MLLs will generally experience a high renewal rate because (i) the locations of many of the Towers are critical to the efficient and cost effective operation of the Tenants’ telecommunications networks, (ii) there are cost and time implications to our customers associated with re-configuring antenna equipment across multiple towers when relocating, (iii) there are often limited alternative sites and other operators within a required proximity, and (iv) there are site acquisition, regulatory compliance issues and other barriers associated with the construction of New Sites and the relocation of antenna equipment.

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

Lease Fees

Lease fees for the services we provide are normally invoiced to Tenants in advance or arrears on a monthly or quarterly basis. The average lease fee received from a new tenant is generally fixed for the initial term of the MLA or MLL, which generally include an annual or semi annual inflation-linked escalation, and cover:

●	Power requirements (other than any variable power indexation or power pass-through components);
●	Amount of ground and tower space that the Tenants’ equipment and specifications require, including the size of the tenant’s antenna equipment located on the tower and the ground space necessary for the tenant’s electronic and other equipment related to the antenna; and
●	Site location.

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

Real Property Leases

Most of our sites are located on real property which has been leased to us by individual landowners under ground lease agreements. As of December 31, 2024, approximately 89% of our Towers were on leased property. See “— Properties.” Most of our real property leases have durations of 3 to 15 years. The table below shows the number of sites we lease for our Towers and the average lease duration, by country, as of December 31, 2024.

		Average
	Number of	remaining
	leases	duration
Nigeria	13,483	7.2
South Africa	5,693	11.0
Côte d’Ivoire	2,625	3.7
Cameroon	1,816	3.9
Zambia	1,629	4.5
Rwanda	1,252	8.6
Brazil and Colombia	8,229	20.3
Total	34,727	10.4

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

Our ground leases are typically renewed between three and 12 months prior to expiration. If terminated by the landlord, the unearned portion of the rent is typically reimbursed to us. In the last few years, we have sought to purchase the freehold interest in the tower site land rather than maintain the lease interest. As of December 31, 2024, we own the land for 10% of our sites.

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

Customers

Our main customers in each country of operation are leading MNOs in that country. In addition, and to a much smaller extent, we lease space on our Towers to customers providing wireless broadband and data services, to broadcasting companies that use tower infrastructure in the broadcast of television signals, to transmission companies that provide transmission connectivity services and to corporates for the provision of enterprise connectivity. See “Risk Factors — Risks Relating to Our Business — A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of customer lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.”

The following table sets forth our number of Tenants per country, as of December 31, 2024.

	As of December 31, 2024
	Number of Key	Number of	Key Customers
	Customer	Total	Percentage
	Tenants	Tenants	of Total
Nigeria	24,471	25,740	95%
South Africa	6,860	7,282	94%
Côte d’Ivoire	4,276	4,939	87%
Cameroon	3,712	3,899	95%
Zambia	2,668	3,308	81%
Rwanda	2,281	3,000	76%
Brazil and Colombia	10,972	11,175	98%
Total	55,240	59,343	93%

As of December 31, 2024, Key Customer Tenants accounted for 93% of our tenant base, with other customer Tenants accounting for the other 7%.

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

We experienced Churn in the years ended December 31, 2024, 2023 and 2022, of 1,198, 1,334 and 603 Tenants, respectively. Of the 1,198 Tenants churned in 2024, 571 were from our smallest Key Customer in Nigeria on which we were not recognizing revenue. Of the 1,334 Tenants churned in 2023, 731 were from our smallest Key Customer in Nigeria on which we were not recognizing revenue. The Churn that we have historically experienced from our Key Customers has been limited, however in September 2023, prior to agreeing the renewal in August 2024, MTN Nigeria had issued a statement that it had selected ATC Nigeria Wireless Infrastructure Solutions Limited to provide services to approximately 2,500 sites that were owned and managed by the Group in Nigeria. Of these, 1,430 tenancies (including new colocations) were renewed under the terms agreed with MTN Nigeria in August 2024. See also “Risk Factors — Risks Relating to Our Business — We may experience the loss of tenancies and/or customers, and are exposed to the loss of revenue from the failure or acquisition of any customer or customer consolidation.”

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

Competition

We believe that competition in the tower infrastructure industry in emerging and less developed markets (including markets such as Africa and Latin America) is based on, among other things, power management expertise, tower location, relationships with telecommunications operators, tower quality and height, pricing or other more favorable or suitable contractual terms, and ability to offer additional services to tenants and operational performance, as well as the size of a company’s site portfolio and its ability to access efficient capital.

We believe we are the market leader in Africa by tower count as of December 31, 2024, with 30,650 towers. ATC is our primary competitor in Africa among independent tower companies, including in Nigeria and South Africa, and Helios Towers

Plc and SBA are other notable competitors in Africa. In Brazil, the competitive landscape is wider, with ATC, SBA and Highline owning more towers than we do as of December 31, 2024, and numerous smaller tower companies of similar size to or smaller than our business. The Brazilian and South African competitive landscapes present opportunities for consolidation. We also compete to a lesser extent with telecommunications operators who have retained their own towers and continue to manage them and make them available for Colocation or who have formed their own independent companies for the sole purpose of providing tower infrastructure sharing. In certain circumstances, we also compete with owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers. In addition, there may be increased competition in the future from other independent tower companies operating in, or that may enter, our markets.

In our Nigeria and SSA segments, we have over the years built many New Sites, for our major customers. In Brazil, New Sites forms a key part of our organic growth strategy and prior to the CSS Acquisition, the CSS business was a market leader in New Site volumes. For further information regarding the competitive landscape of the tower industry and related risks, please refer to “Risk Factors — Risks Relating to Our Business — Increased competition in the tower infrastructure industry may materially and adversely affect our business.”

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

License to operate

Most of the jurisdictions in which we currently operate have a license or authorization regime to operate a passive communications infrastructure business. Where applicable, licenses or authorizations are issued by the relevant national regulator which regulates our operations in such country. A summary of some of these key licenses and/or authorizations is as follows:

●	Cameroon. IHS Cameroon operates under a five-year renewable license, which was renewed by the Ministry of Posts and Telecommunications (Ministere des Postes et Telecommunications) in November 2022.
●	Côte d’Ivoire. While the licensing regime for the passive communications infrastructure sector is currently in the process of being finalized by the government, IHS Côte d’Ivoire operates under a General Authorization (Autorisation Générale) issued for issued for ten (10) years from July 2023 by ARTCI.
●	Nigeria. The NCC has issued Infrastructure Sharing and Colocation Licenses to each of IHS Nigeria, INT Towers and ITNG. Each such license is granted for a period of 10 years and is renewable at its expiration for a subsequent period of 10 years. The NCC has also issued a Unified Access Service Licence to Global Independent Connect Limited for a period of 15 years, which is renewable at its expiration for a subsequent period of 15 years.
●	Rwanda. The Rwanda Utilities Regulatory Authority, or RURA, has issued a license to each of our Rwanda operating entities. These licenses are valid for an initial period of 15 years and each license can be renewed for successive five-year periods.

●	South Africa. Tower operators do not require any tower company specific licenses or authorizations issued by the South African regulatory authorities.
●	Zambia. ZICTA has issued a Network (National) License to IHS Zambia, which is valid for an initial period of 15 years and can be renewed for subsequent periods of 10 years after the expiration of its initial term.
●	Brazil. Tower operators do not require any tower company specific licenses or authorizations issued by the Brazilian regulatory authorities. All providers of multimedia communications services (Serviço de Comunicação Multimídia), which includes providers of fiber connectivity, are required to have a license issued by Anatel (Licença SCM — Serviço de Comunicação Multimídia) in order to operate in Brazil. I-Systems holds the required license.
●	Colombia. Our Colombian entities do not require any tower company specific license.

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

Environmental Regulation

Our operations are subject to various national, state and local environmental laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials and wastes and the siting of our Towers. We may be required to obtain permits, pay additional property taxes, comply with regulatory requirements and make certain informational filings related to hazardous substances or devices used to provide power such as batteries, generators and diesel at our sites. See “Risk Factors — Risks Relating to our Business — We could have liability under health, safety and environmental laws.”

While no specific environmental authorizations are required to build or operate Towers in Côte d’Ivoire, specific regulations and authorizations apply in our other markets. In Cameroon, the construction of a site requires a one-off prior approval from the Ministry of the Environment, Protection of Nature and Sustainable Development (Ministère de l’Environnement, de la Protection de la nature et du Développement durable), In Rwanda and Zambia, the construction of a site requires a one-off prior approval from several environmental and local government authorities (the permit is ultimately granted by RURA, which is the single approver for all regulatory authorizations for our activities in Rwanda, and the Zambia Environmental Management Agency for our activities in Zambia). Similarly, in Brazil and Colombia, prior approval from the local environmental agency may be required before any new site is built and additional environmental authorizations might be required for sites built in protected areas. In Nigeria, environmental authorizations are required at two stages: the Federal Ministry of Environment requires an Environmental Impact Assessment to be issued prior to the construction of a site and every three years after a site is built an Environmental Audit Certificate needs to be issued or renewed by the National Environmental Standards and Regulations Enforcement Agency in respect of such site. In South Africa, the construction of a site requires a one-off environment permit prior approval from the Department of Environmental Affairs.

Insurance

We have insurance policies in relation to (i) property damage, business interruption and erection/ construction, (ii) political violence, (iii) third-party liability and (iv) directors’ and officers’ liability.

We maintain an all-risks policy for property damage, business interruption and erection/ construction. This policy covers against losses that might arise from damage or loss to the tower infrastructure, including earthquakes, windstorms and floods. A political violence policy was also purchased to cover material damage and business interruption caused by terrorist or sabotage acts. We also carry a general third-party liability policy, covering third-party property damage and third-party personal injury where we are found to be legally liable.

Each of our insurance policies is subject to contractual terms and conditions, limits of indemnity, deductibles, and exclusions and therefore we may be prevented from recovering in full for losses or damages that we may suffer.

Sustainability Program

Through our business model, we aim to make a positive impact in society and promote shared values. Our investment in communications infrastructure aims to help connect individuals, businesses and communities to one another. As mobile connectivity reaches more people, and is consumed in more diverse modes, it creates more jobs, and greater opportunities for people, businesses and communities to thrive and prosper. As a critical element of the telecommunications value chain in our markets, we help deliver connectivity across our eight country footprint, which has a combined population of approximately 644 million people. This is crucial in emerging and less developed markets where the need for digital infrastructure and connectivity is particularly high. We provide infrastructure to be shared by multiple customers, rather than duplicating investment and infrastructure build.

In February 2025, IHS scored 37 out of 100 in the 2024 S&P Global Corporate Sustainability Assessment, and received an updated ESG Risk Rating from Morningstar Sustainalytics1, which places us in the top 17 percent of all companies within their assessment of the Telecommunication Services Industry.

Flagship projects

Our business model allows us to tackle significant community issues through providing our infrastructure, such as a lack of reliable power in our African markets and an over reliance on GHG emitting diesel generators, as well as a lack of digital connectivity in rural communities. To reduce our carbon footprint and provide better end service to our customers, we have historically invested in carbon reduction solutions such as batteries, solar and other clean energy sources at our sites. As of December 31, 2024, approximately 36% of our African sites (excluding South Africa) had solar power available to them, with the remainder relying on a combination of generators, hybrid and recycled batteries, and the grid.

●	Our Carbon Reduction Roadmap provides a comprehensive strategy for decreasing our operational emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline, which we will review as we expand into new markets or encompass growth, or as needed to reflect significant changes in our organization.
●	As of December 31, 2024 the total capital expenditure incurred on Project Green from commencement was $209.4 million. Emissions and financial savings are achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for Project Green are our operations in Cameroon, Côte d’Ivoire, Nigeria, Rwanda, and Zambia. As of December 31, 2024, in our African markets (excluding South Africa as we no longer provide power Managed Services for those sites) 41% of our sites were powered with hybrid power systems (a combination of diesel generators with solar and/or battery systems), 18% with only generators and 33% with grid connectivity and back-up generators. The remaining 8% were powered through only grid connectivity, or by solar power and other systems. As of December 31, 2024, 9,025 of our sites in Africa, excluding South Africa, had solar power solutions, representing 36% of our African tower portfolio. By deploying these solutions, we hope to both help limit outages and further decarbonize our footprint by reducing generator run-time. We currently anticipate additional efforts will be needed to achieve our 2030 emissions intensity goal and plan to consider various options as we roll out efforts to complete Project Green.
●	We continued to expand our rural telephony network services in Nigeria and Cameroon. This solution aims to provide remote communities with 2G and 3G voice and data access so that they can benefit from the socioeconomic opportunities made available by mobile connectivity. By deploying an efficient solar-powered network solution, connected by dedicated very-small- aperture terminal transmission links, as of December 31, 2024, we have established a total of 623 operational rural telephony sites in Nigeria and Cameroon, all powered exclusively by solar.
●	We delivered a one-year program in partnership with the non-profit organization, Limitless Space Institute (LSI), to broaden access to space education. Through this collaboration, 20 STEM teachers from Brazil and Nigeria experienced the Limitless Global Educator Program focused on space education covering a wide range of topics, including the significance of space exploration, the scientific subjects and concepts relevant to space education, its history, the economics of space, as well as sustainable exploration and space ethics. The program was designed to better equip teachers with the skills and knowledge to educate their students in space education, with the aim of encouraging broader student interest in the subject. In July 2024, participants attended the LSI Summer Institute in Houston, Texas, for a one-week training program which included a tour of NASA and workshops delivered by industry experts. In August, the LSI staff travelled to Natal, Brazil, in partnership with the Brazilian Space Agency, followed by a visit in September to Lagos, Nigeria.
●	We completed the final year of our Group-wide partnership with UNICEF on their worldwide Giga initiative. Giga is a partnership between UNICEF’s Office of Innovation and ITU’s Telecommunications Development Bureau, which aims to connect schools worldwide to the internet. Under our three-year partnership, we committed a $4.5 million donation and contribution-in-kind to strengthen Giga’s work to map schools and their connectivity levels on an open- source map, using machine learning and satellite imagery. As providers of communications infrastructure,

1 Copyright © 2025 Morningstar Sustainalytics. All rights reserved. This section contains information developed by Sustainalytics (www.sustainalytics.com). Such information and data are proprietary of Sustainalytics and/or its third party suppliers (Third Party Data) and are provided for informational purposes only. They do not constitute an endorsement of any product or project, nor an investment advice and are not warranted to be complete, timely, accurate or suitable for a particular purpose. Their use is subject to conditions available at https://www.sustainalytics.com/legal-disclaimers.

we play an important and unique role in Giga’s partner ecosystem. Under the ‘contribution-in-kind’ component of our partnership, we concluded the supply of additional data on all IHS tower and fiber sites in Brazil, our second largest market, including tower location, site type, tower height, power topology and technology available. This data continues to help Giga accelerate their mapping capabilities and determine the most efficient and effective ways to connect schools to the internet. The data has also been used to inform and support governments and other stakeholders in the decision-making process for school connectivity. Subsequent to this partnership, IHS South Africa signed an agreement to support’s Giga’s Connectivity Credit pilot in 2025.
●	We entered the fourth year of our Frontline Workers Initiative, a philanthropic program designed to provide education scholarships for children of our frontline workers. We remain committed to helping expand educational opportunities for young women in our markets. In 2024, 11 students received scholarships; of these, 5 are female and 6 are male. This initiative is currently supporting 59 students studying a broad range of subjects at local and international universities.

Our four-pillar strategy

In addition to the sustainability considerations inherent in our business model and helping the digital agenda in our ten countries of operation advance through infrastructure provision, to support further sustainable growth, we have also developed a sustainability strategy built on four pillars: (i) environment and climate change, (ii) education and economic growth, (iii) our people and communities and (iv) ethics and governance.

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

●	We participated in several education initiatives relating to ICT, connectivity and digital access in 2024. IHS Brazil continued to provide scholarships to 24 female medalists from the Brazilian Mathematics Olympics for public schools, who are studying STEM subjects at university. In Cameroon, we constructed three tower kiosks in the Northwest and Southwest regions. Each kiosk, powered by the adjacent towers’ hybrid solutions, contains four charging points and provides free internet access to the local community, contributing positively towards their long-term stability and development. In addition, IHS Cameroon announced a new partnership with the United Nations High Commissioner for Refugees and Jesuit Refugee Service to provide digital kiosks with internet connectivity for refugees in the Minawao Camp, in the Far North Region of Cameroon.

●	In Nigeria, we have partnered with the Kwara State Government to develop the Ilorin Innovation Hub, which will run programs for young entrepreneurs and the local community to help foster technological advancement, entrepreneurship, and overall economic growth across the region.

●	IHS South Africa continued to support the NGO Umnotho’s computer literacy program, which teaches digital skills to unemployed young people. The program’s first cohorts graduated in 2024, with 95 pupils receiving their end user computing certificates.

●	IHS Nigeria’s Project Empower provides people from socio-economically disadvantaged backgrounds with training and tools to start businesses. In 2024, it helped 33 micro, small and medium-sized enterprises in Imo and Lagos States to formally register their business and access financial services, business support and marketing opportunities.

●	IHS Brazil continued to work with the NGO Afroreggae on the Afrogames initiative in two ICT centers, with 107 e-sport athletes competing in the online gaming championships in 2024. We also supported and helped judge the

Afrogames Jam, in which 36 young people competed to develop e-games designed to raise awareness on sustainable development.

●	In Côte d’Ivoire, we continued to sponsor the annual Web Art Creativity competition to promote digital and online skills among children, with a total of 205 schools participating, as of December 31, 2024. Organized by Côte d’Ivoire’s Ministry of National Education and Literacy in collaboration with the Directorate of Technologies and Information System, the competition focuses on students’ computer skills and offers a space for high school students to express their creativity and talent in computer programming. In 2024, we donated 15 computers and high-speed internet access to the winning school.

●	Beyond education, a key priority for us is safeguarding and enhancing healthcare provisions, often by working in partnership with international NGOs. In Rwanda, we make annual donations to expand health insurance coverage, and as of December 31, 2024, had funded cover for 3,000 Rwandans. In 2024, IHS Rwanda partnered with WaterAid to construct rainwater harvesting systems at four schools in Nyagambe District. The systems are expected to benefit more than 4,000 children and staff and help enhance their education and wellbeing by providing access to clean water.

●	In Nigeria, we partnered with the NGO Steer for Change to distribute essential supplies to 109 pregnant and nursing women, such as birth kits, baby care products, mosquito nets and medication. IHS Nigeria has also expanded its partnership with the END Fund to help address Neglected Tropical Diseases (NTDs) in two districts. In 2024, our donation helped the END Fund deliver treatment and train 5,396 health workers.

Under our Generator Recycling Program, we refurbish old generators from our sites and donate them to schools, orphanages, hospitals, medical and community centers. Since the program launched in 2017, we have donated approximately 443 generators, as of December 31, 2024, across our African markets providing a power source where electricity grids are often intermittent and unreliable.

We are committed to supporting the professional development of all our employees. We aim to enable them to build the skills and knowledge required to enhance their careers at IHS. In 2017, we launched the IHS Academy, an online training portal which, as of December 31, 2024, had 17,255 training items available including e-learning courses, videos, how-to guides and other training materials across a variety of areas including professional skills, personal development skills, management, leadership and teamworking skills, as well as a selection of health, safety, environment and compliance courses. In 2024, we continued to manage mentoring projects internally. As of December 2024, 48 new mentoring pairs from Latin America had begun working together as part of the Women in IHS Network (WIIN) mentoring program, to support their careers at IHS.

Finally, ethics is at the heart of all we do, and we are committed to acting with integrity and honesty in everything we do. Our corporate structure provides a strong governance foundation, which is driven from the Board down through the organization.

Sustainability Reporting

We also publish an annual Sustainability Report. We published our sixth annual Sustainability Report in May 2024, using the Global Reporting Initiative (“GRI”) standards. In 2022, we conducted our ESG materiality assessment leveraging the definitions of materiality from the GRI Standards to identify the environmental, social and governance topics that are most important to our business and stakeholders. The most recent assessment was conducted in 2022, building on the first one we completed in 2020 and, in line with best practices, involved input from internal stakeholders and external stakeholder groups. The Report maps our sustainability initiatives to the United Nations’ Sustainable Development Goals. IHS’ approach to sustainability is guided by the UN Global Compact, to which the Company has been a signatory since 2020.

C. Organizational Structure

The legal name of our company is IHS Holding Limited and we are organized under the laws of the Cayman Islands. We are a holding company and conduct substantially all of our business through our operating subsidiaries. Refer to note 30.1 of our audited consolidated financial statements included in this Annual Report contains our subsidiary names, principal activity, place of incorporation and legal ownership at December 31, 2024.

D. Property, Plant and Equipment

IHS Holding has freehold and leasehold interests in real estate and other tangible assets in numerous countries, but no individual property is significant to the group as a whole.

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

The information called for by this Item 5, including a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2023 has been reported previously in our Annual Report on Form 20-F filed on March 11, 2024 under the Section “Item 5. Operating and Financial Review and Prospects”.

Overview

We are one of the largest independent owners, operators and developers of shared communications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 644 million people in emerging markets, across two regions and eight countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of December 31, 2024, we operated 39,229 Towers across six countries in Africa and two countries in Latin America. We are the largest independent tower operator in six of the eight markets in which we operate and we are the only independent tower operator of scale in four of these markets.

We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in communications infrastructure, we have historically entered into carefully selected growth-oriented markets with compelling underlying fundamentals. Historically, our business has been predominantly focused on the African continent, however, in 2020, we started complementing this with investment into other regions and adjacent communications infrastructure offerings. We expanded our footprint with our entrance into Latin America via Brazil, Colombia and Peru (which we later exited on April 30, 2024 when we completed the sale of our subsidiary in Peru, IHS Peru S.A.C., to affiliates of SBA Communications Corporation). Each of these acquisitions supported our inorganic growth strategy of expanding into additional regions that met our investment criteria, which opened up new markets that we believed would provide future organic and inorganic growth opportunities. Our investment criteria suggests that inorganic growth opportunities will be limited for the foreseeable future, as we assess inorganic investment as just one of various forms of capital allocation.

Our core business is providing shared communications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS, as well as provide fiber connectivity. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of December 31, 2024, our owned and operated tower portfolio supported 59,343 Tenants, with a Colocation Rate of 1.51x.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 22 transactions. Our footprint currently covers Nigeria, Côte d’Ivoire, Cameroon, Rwanda, South Africa, Zambia, Brazil and Colombia.

Strategic Review

We announced, in March 2024, that we were undertaking a strategic review process, which includes evaluation of our organizational initiatives, plans and goals to try to ensure they align with our long-term objectives and external environment conditions and targeted at shareholder value-creation options. While the review remains ongoing and further initiatives to continue increasing shareholder value may be considered, the initial part of the review so far includes, but is not limited to, initiatives around making commercial progress through contract renewals and extensions, potential further governance improvements, increasing Adjusted EBITDA and cash flow generation, disposal of certain assets or markets, and actively pursuing initiatives to reduce debt, otherwise extend debt maturities, manage interest expense and shift more debt into local currency. It is currently expected that excess cash flow following implementation of these strategic initiatives would primarily be utilized to reduce debt, although we may also consider other uses, including share buybacks and/or introducing a dividend policy.

Reportable Segments

Our operations are organized into four segments, which reflect the way our chief operating decision maker, or CODM, is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Our operating segments are Nigeria, which comprises our operations in Nigeria; Sub Saharan Africa, or SSA, which comprises our operations in Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia; Latin America, or Latam, which comprises our operations in Brazil and Colombia; and the Middle East and North Africa, or MENA, which comprises our operations in Kuwait and Egypt. We sold our Kuwait operations in December 2024 and do not plan to commence operations in Egypt, therefore we have no operations in MENA as of December 31, 2024, and MENA will not be a reportable segment for the year ended December 31, 2025 and onwards.

We use revenue and segment Adjusted EBITDA to assess the performance of our reportable segments. Segment Adjusted EBITDA is our principal segment measure of profitability.

Our Revenue

We measure revenue in three categories, namely (i) organic, (ii) inorganic and (iii) non-core.

Organic revenue captures the performance of our existing business without the impact of new tower portfolios or businesses acquired since the beginning of the prior year period (except as described as inorganic below). Specifically, organic revenue captures the impact of (i) new Colocation and Lease Amendments; (ii) changes in pricing including from contractual lease fee escalation, power indexation and foreign exchange resets; (iii) New Site construction; (iv) fiber connectivity and (v) any impact of Churn and decommissioning. In the case of an acquisition of new tower portfolios or businesses, the impact of any incremental revenue after the date of acquisition from new Colocation and Lease Amendments or changes in pricing on the Towers acquired, including from contractual lease fee escalation, foreign exchange resets and power indexation, is also captured within organic revenue.

Inorganic revenue captures the impact on revenue from existing Tenants of new tower portfolios or businesses that we have acquired, or tower portfolios or businesses that we have disposed of, since the beginning of the prior period (except as described above). Where tower portfolios or businesses were acquired during the current period under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in their “at acquisition” state (measured as the local currency revenue generated during the first full month following the acquisition) in the current period. Where tower portfolios or businesses were disposed during the period under review, inorganic revenue impact is calculated as the revenue contribution from those tower portfolios or businesses in their reported state (measured in U.S. dollars) in the period. This treatment continues for 12 months following acquisition or disposal.

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

The organic and non-core components of our revenue cannot be considered independently from each other in assessing, for instance, what the impact on organic revenue would have been in the absence of a change in the foreign exchange rate. In fact, the periodic (monthly and quarterly) nature of our reset mechanisms is such that there is a delay between the period during which a change in foreign exchange rate occurs and the next contractual reset occurs.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). MLAs with foreign exchange resets typically contain a mechanism for determining the foreign exchange rate for a set period at which the lease fee linked to the non-local currency (such as U.S. dollar) is translated into local currency and invoiced to the customer. In such cases, the foreign exchange rate determined by this mechanism is reset monthly and quarterly.

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

During the period between the date of the devaluation and the date of the reset, all of our revenue (i.e., both revenue that is contractually linked to the U.S. dollar and revenue that is contractually linked to local currency) would reflect the new, devalued foreign exchange rate and is therefore lower for that period. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward at the relevant time which is reflected in increased revenue for that period that partially offsets the decrease in the prior period due to the devaluation. We experience the same type of effect on our Adjusted EBITDA of currency devaluation in one period followed by a reset in our dollar linked revenue in a subsequent period.

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

In June 2023, the CBN implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single I&E window within which foreign exchange transactions would be determined by market forces. The Group uses the USD/NGN rate published by Bloomberg, which is approximately aligned to the NFEM window rate, for Group reporting purposes. In October 2023, the CBN changed all references to I&E window to NFEM.

While a number of the MLAs with our customers are deemed automatically renewed if not canceled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, our MLAs with MTN in Zambia and Rwanda were renewed in March and June of 2024, respectively, and extended for 10 years through to 2034. Our MLAs with MTN Nigeria that were up for renewal in 2024 and 2029 were renewed in August 2024, and extended through 2032. An MLA with a customer in South Africa is up for renewal in 2025. No assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements, or that we will be successful in negotiating favorable terms with these customers.

The renewed and extended contracts with MTN Nigeria include new rebased financial terms, and now include a combination of a Nigerian Naira component (that benefits from semi-annual escalators linked to the Nigerian Consumer Price Index), a USD component (that continues to benefit from annual escalators linked to the U.S. Consumer Price Index and have quarterly foreign exchange resets), and/or a new component indexed to the cost of providing diesel power, introduced to act as a hedge against diesel prices and potentially foreign exchange fluctuations. Prior to the new terms agreed with MTN Nigeria, we did not have a direct hedge on power prices in our use fees with MTN Nigeria, which has now been introduced.

In the second quarter of 2024 we concluded the agreements with MTN South Africa to unwind the power Managed Services agreement and to amend the existing MLA with a revised fee structure, extended by two years through to 2034. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers. The unwind agreement, which is effective from October 1, 2023, has resulted in a one-off reduction of $7.1 million to both gross revenue and cost of sales, reversing amounts previously recognized in the period from October 1, 2023, to December 31, 2023. The new agreement also results in an ongoing reduction in gross revenue and cost of sales. Additionally, continuing power pass-through activities in South Africa are no longer recognized on a gross basis. None of these updates to gross revenue and cost of sales have a net impact on Adjusted EBITDA.

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

Colocation and Lease Amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Typically, the main incremental cost to deliver Colocation or Lease Amendments is $5,000 to $10,000 in augmentation capital expenditure. Additionally, in our African markets, the main incremental ongoing cost for Colocation and Lease Amendments is power cost for the additional equipment or services. We continually seek to increase Colocation and Lease Amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments.

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

Contractual lease fee escalation and foreign exchange resets

Our MLAs generally contain inflation-linked escalation provisions under which the underlying lease fees, and therefore our revenue, may increase each year. These contractual escalators are typically linked to the consumer price index, or CPI, of the country of operation and/or the United States, depending on the underlying currency denomination of the lease fee. Lease fee components priced in local currency typically have escalators linked to local CPI applied annually or semi-annually for the subsequent 12 months. Lease fee components priced in U.S. dollars typically have escalators linked to U.S. CPI applied annually for the subsequent 12 months. Our MLAs with certain customers are subject to fixed, capped or floored escalators.

Our MLAs may also contain a portion of lease fees which may be linked to power indexation metrics including diesel and electricity prices. This indexation is typically linked to local power prices and updated quarterly.

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

New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions / distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates. The average cost to build a New Site in our African markets is typically in the range of between $50,000 and $100,000, while in Latin America the cost is typically in the range of between $40,000 and $80,000 depending on the market of operation and specification of the tower.

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

We experienced Churn in the year ended December 31, 2024, of 1,198 Tenants which includes 571 tenants occupied by our smallest Key Customer in Nigeria on which we were not recognizing revenue.

Decommissioning

In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditure at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption. The spend associated with decommissioning a site is approximately between $3,200 to $32,000.

Acquisitions/Disposals of tower portfolios and businesses

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

The disposal of tower portfolios and businesses will reduce revenue going forward from the period in which the disposal occurs, shown through inorganic revenue movements.

Currency exchange rate

Our operations are conducted by subsidiaries in Nigeria, Côte d’Ivoire, Cameroon, Zambia, Rwanda, South Africa, Kuwait (although disposed of in December 2024), Brazil, Colombia and Egypt, and the functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), South African Rand (ZAR), Kuwaiti Dinar (KWD), Brazilian Real (BRL), Colombian Peso (COP) and Egyptian Pound (EGP), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of loss and other comprehensive income.

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

Multiple foreign exchange markets with different exchange rates

From time to time in the markets in which we operate, there have existed situations where there are differing official exchange rates in the market. Accordingly, we regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of local operations books to U.S. dollars for our consolidated group reporting purposes, in accordance with the requirements of IFRS Accounting Standards.

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

For example, as a result of the previous regime of multiple exchange rate “windows” for different purposes in Nigeria, we agreed with certain of our Key Customers in 2020 to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg.

Should similar circumstances arise again or continue to exist where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers, or a divergence between the prevailing market rate on Bloomberg and other exchange rates in the market, there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts. For further discussion on the impact of this change in exchange rates, please refer to “— Our Revenue.”

Hyperinflation

At present, none of our markets are considered to be hyperinflationary (as defined in IAS 29 Financial Reporting in Hyperinflationary Economies), but the 3 year cumulative inflation rate has increased for Nigeria, and there is the potential for hyperinflation accounting to be applicable in future reporting periods.

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

Savings will be achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for the Carbon Reduction Roadmap are our operations in Cameroon, Côte d’Ivoire, Nigeria, Rwanda, and Zambia. However, our plans in Cameroon, Côte d’Ivoire, Rwanda, and Zambia will only include connecting more sites to the grid.

The total capital expenditure incurred on Project Green from commencement until December 31, 2024, was $209.4 million, of which $2.4 million related to the year ended December 31, 2024.

Cost and consumption of diesel

Power is our largest single operating expense and, in particular, diesel pricing typically has the largest impact on changes in our operating expense. The largest impact is in our Nigerian operations due to low power grid availability and our South African operations where they are connected to the grid and experience significant load shedding. However, following the unwind of the power Managed Services agreement with MTN South Africa and the new diesel-linked component included in our renewed contracts with MTN Nigeria, we have significantly reduced our exposure to diesel price fluctuations. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers, while in Nigeria, we benefit from power indexation clauses which limit the impact of both increased diesel prices and conversely falling diesel prices. Our overall diesel consumption is also being reduced through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar.

On May 31, 2023, the Nigeria Federal Inland Revenue Service issued a letter to diesel suppliers in Nigeria, informing them they would be required to pay VAT at 7.5% on imported diesel at the point of entry into the country. However, on October 1, 2023, the Federal Government of Nigeria suspended VAT on imported diesel for a period of six months effective from October 1, 2023, through to March 31, 2024. On September 3, 2024, VAT Modification Order 2024 was gazetted which confirms the suspension of VAT on imported diesel with a retrospective effect from October 1, 2023.

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

Customer concentration

A significant portion of our revenue in each of our markets of operation is derived from a small number of customers who usually constitute some of the largest MNOs in those markets. In particular, in the year ended December 31, 2024, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 98.5% of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 46.0% and 11.4%, respectively, of our consolidated revenue for the year ended December 31, 2024. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us.

Market volatility

We and our customers operate in various international markets, particularly in emerging markets such as in Africa. As a result, we are exposed to economic, political and other uncertainties prevailing in such markets, particularly Nigeria, which is our largest market of operation.

In June 2024, Moody’s affirmed Nigeria’s Long-Term Foreign-Currency Issuer Default Rating at Caa1 with a positive outlook. In November 2024, Fitch affirmed Nigeria’s Long-Term Foreign-Currency Issuer Default Rating at B- with a positive outlook. In January 2025, S&P affirmed Nigeria’s Long-Term Foreign-Currency Issuer Default Rating at B- with a stable outlook.

In July 2024, S&P affirmed IHS Holding Limited’s Long-Term Foreign-Currency Issuer Default Rating and its unsecured debt at B+ with a stable outlook. In February 2025, Fitch affirmed IHS Holding Limited’s Long-Term Foreign-Currency Issuer Default Rating and its unsecured debt at B+ with a stable outlook. In December 2024, IHS ended its engagement with Moody’s for its rating services.

There have been no upgrades, downgrades, or changes in outlook for Nigeria or IHS since then.

As a result of the currency exchange rate fluctuations, particularly in regard to the Nigerian Naira as described further above, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. For instance, we have adopted a more balanced approach to revenue growth and cash generation to counterbalance the recent macroeconomic headwinds across the world, particularly in Nigeria given the significant recent depreciations of the Naira in June 2023 and January 2024. As part of our heightened focus on cash generation, we are pursuing operational efficiencies through productivity enhancements, cost and capital expenditure reductions, and a review of our portfolio of markets and assets. See “Item 3.D. Risk Factors” section of our Annual Report.

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

Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including the impact of geopolitical tensions, for example, in connection with the current conflict between Russia and Ukraine and the related economic sanctions. However, following the unwind of the power Managed Services agreement with MTN South Africa and the new diesel-linked component included in our renewed contracts with MTN Nigeria, we have significantly reduced our exposure to diesel price fluctuations. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers, while in Nigeria, we benefit from power indexation clauses which limit the impact in relation to increased diesel prices and conversely falling diesel prices.

Through our international operations, we are also exposed to foreign exchange risk arising from currency exposures other than the U.S. dollar, such as the BRL, NGN, RWF, XAF, XOF, ZAR and ZMW currencies. Any fluctuations in these foreign currency exchange rates could result in a material adverse effect on the cash flow and future profits.

Outstanding balances and advances under certain of our existing credit facilities bear interest at rates which vary depending on certain underlying or reference rates, such as the Secured Overnight Financing Rate, or SOFR, the Chicago Mercantile Exchange (“CME”) Term SOFR, the European interbank offered rate, or EURIBOR, the Nigerian Monetary Policy Rate, or MPR, the Kuwait Interbank Offered Rate, or KIBOR, the Johannesburg Interbank Average Rate, or JIBAR, or the Brazilian interbank deposit rate, or CDI. Increases in such reference rates increase our interest expense, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also have a material adverse effect on our cash flows and our ability to service our debt in the longer term.

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

Key Financial and Operational Performance Indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, Return Adjusted EBITDA, the number of Towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted EBITDA and Adjusted EBITDA Margin are not measures defined by IFRS Accounting Standards. The most directly comparable IFRS measure to Adjusted EBITDA is our (loss)/income for the period. Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS Accounting Standards.

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

We define Adjusted EBITDA (including by segment) as (loss)/income for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net impairment/(reversal of impairment) of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We measure our return on invested capital by looking at Return Adjusted EBITDA for the period, which we define as Adjusted EBITDA further adjusted for lease payments made and amortization of prepaid site rent, less withholding tax, income taxes paid, maintenance capital expenditures and corporate capital expenditures, as a function of gross property, plant and equipment, gross intangibles and gross goodwill, as of the end of the period. Management uses this metric in order to measure the effectiveness of our capital allocation strategy. Return Adjusted EBITDA is not a measure defined by IFRS, and other companies may calculate Return Adjusted EBITDA or return on invested capital, differently. As a result, investors should not consider Return Adjusted EBITDA in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Reconciliation from loss for the period to Adjusted EBITDA, Adjusted EBITDA Margin and Return Adjusted EBITDA

The following is a reconciliation of Adjusted EBITDA, Adjusted EBITDA margin and Return Adjusted EBITDA to the most directly comparable IFRS measure which are loss and loss margin, respectively, for the full year ended December 31, 2024 and 2023:

	For the full year ended December 31,
	2024	2023
	$’000	$’000

Loss for the year	(1,644,201)	(1,988,178)
Divided by: Total revenue	1,711,225	2,125,539
Loss margin for the year	(96.1)%	(93.5)%
Adjustments:
Income tax expense	33,957	107,528
Finance costs(a)	2,123,138	2,436,511
Finance income(a)	(33,747)	(25,209)
Depreciation and amortization	362,735	435,586
Impairment of withholding tax receivables(b)	1,081	47,992
Impairment of goodwill	87,894	-
Business combination transaction costs	1,280	2,432
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(c)	17,651	87,696
Gain/(loss) on disposal of property, plant and equipment	20,163	(3,806)
Share-based payment expense(d)	27,940	13,370
Insurance claims(e)	(73)	(321)
Gain on disposal of subsidiary	(83,838)	-
Other costs(f)	14,374	19,017
Other income	-	(83)
Adjusted EBITDA	928,354	1,132,535
Divided by: Total revenue	1,711,225	2,125,539
Adjusted EBITDA Margin	54.3%	53.3%
Lease payments made	(129,101)	(135,013)
Amortization of prepaid site rent	9,938	9,534
Withholding tax(b)	(85,076)	(117,561)
Income taxes paid	(38,629)	(45,411)
Maintenance capital expenditures(g)	(71,796)	(139,958)
Corporate capital expenditures(h)	(785)	(2,180)
Return Adjusted EBITDA	612,905	701,946
Gross property, plant and equipment(i)	2,462,192	2,938,489
Gross goodwill	578,015	751,026
Gross other intangibles	838,938	1,113,677

(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable in settlement of future corporate income tax liabilities in the relevant operating company. Withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(d)	Relates to share-based compensation expenses which are non-cash and vary from period to period depending on timing of awards and changes to valuation inputs assumptions.

(e)	Represents insurance claims included as non-operating income.
(f)	Other costs included one-off expenses related to strategic initiatives and operating systems of $10.8 million, costs related to internal reorganization of $2.7 million and one-off professional fees related to financing of $0.8 million.
(g)	We incur capital expenditures in relation to the maintenance of our towers, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Non-discretionary capital expenditure is non-revenue generating in nature and consists primarily of maintenance capital expenditure (including the periodic repair, refurbishment and replacement of tower and power equipment at existing sites to keep such assets in service), as well as routine corporate capital expenditure.
(h)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.
(i)	Excludes the cost of right-of-use assets resulting from leases accounted for under IFRS 16.

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

Explanation of key line items in the historical consolidated statements of income

Revenue

Our revenue is derived from fees paid by our customers for services from our Colocation business and its ancillary managed services. The Colocation business involves the lease of space on our owned and operated towers and our fixed copper and fiber network infrastructure, which are shared by various MNOs and other communications service providers. A portion of Colocation arrangements for the rental of space on the towers, other assets on tower sites, on which the use of space is dependent, and the use of fixed copper and fiber network infrastructure dedicated to an individual customer is within the scope of IFRS 16. A portion of Colocation arrangements for the provision of services, energy charges and use of shared fixed copper and fiber network infrastructure is within the scope of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements when collectability is reasonably assured. We also derive revenue from non-lease services, which includes maintenance, security and power supply for Towers owned by third parties. Non-lease revenue is recognized as the service is delivered at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Such revenue is recognized in the accounting period in which the services are rendered. We assess the probability that defaulting customers will not settle amounts billed and accordingly treat any component that we deem may not be collected as variable consideration, contingent upon the receipt of funds from the customer, an event that is not wholly within our control.

Cost of sales

Cost of sales consists of power generation (including diesel costs), which after depreciation, is our largest single cost item, ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites and right-of-use assets, impairment of property, plant and equipment, intangible assets excluding goodwill and prepaid land rent, staff costs and other costs directly related to the provision of services to customers and other site related costs, such as security services, regulatory permits and license costs, insurance, including for customer and network related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 10 to 20 years. Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between one and five years, depending on the equipment. Right-of-use assets are depreciated on a straight-line basis over the shorter of the remaining estimated useful life of the tower and the lease term.

Administrative expenses

Administrative expenses are costs not directly related to provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), impairment of goodwill costs, office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets and right-of-use assets where such assets are leased, net loss or gains from sale of assets, allowance for trade and other receivables and other sundry costs. Administrative expenses also includes other corporate overhead expenses related to our acquisition efforts and costs associated with new business initiatives.

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

Other income

Other income includes proceeds from insurance claims and net gain on disposal. There were no business disposals in the prior years.

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

Taxation

Taxation consists of income tax, education tax and deferred taxes. Income tax is calculated at the domestic tax rate applicable to profits in our respective countries of business. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under relevant IFRS accounting standards. This includes Nigerian education tax, which arises at the rate of 3.0% (2023: 3.0%) on taxable profits determined on a basis similar to income tax.

Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. As of December 31, 2024, in Nigeria and certain other jurisdictions that have taxable losses brought forward or arising in the present period, deferred tax assets in respect of those losses are recognized only to the extent they are forecast to be applied against (i) the reversal of taxable temporary differences, or (ii) additional forecast future taxable income.

RESULTS OF OPERATIONS

The table below shows our consolidated results of operations for the full year ended December 31, 2024 and 2023:

	For the full year ended December 31,
	2024	2023
	$’000	$’000

Revenue	1,711,225	2,125,539
Cost of sales	(890,533)	(1,183,306)
Administrative expenses	(429,818)	(404,783)
Net reversal of loss allowance/(net loss allowance) on trade receivables	25	(7,202)
Other income	88,248	404
Operating income	479,147	530,652
Finance income	33,747	25,209
Finance costs	(2,123,138)	(2,436,511)
Loss before income tax	(1,610,244)	(1,880,650)
Income tax expense	(33,957)	(107,528)
Loss for the year	(1,644,201)	(1,988,178)

Impact of Nigerian Naira devaluation

Following the steps taken by the Central Bank of Nigeria, the Naira devalued between the period immediately prior to the announcement and the month end rate as of June 30, 2023. The Naira continued to devalue in the second half of 2023 and in January 2024, there was a further significant devaluation. During the second and third quarters of 2024, the Naira continued to devalue but at a significantly slower rate as compared to the first quarter of 2024. During the fourth quarter of 2024, this trend reversed resulting in an appreciation of the Naira closing rate at the end of the fourth quarter compared to the end of third quarter of 2024.

In November 2024, the Central Bank of Nigeria directed authorized dealers to use a new trading platform - Bloomberg BMatch as the Electronic Foreign Exchange Matching System (“EFEMS”) for foreign exchange related activities. It is expected the platform would enhance the integrity and operational efficiency of the foreign exchange market by providing greater price discovery.

Set out below are the closing and average rates for the Naira currency relevant to these financial statements:

	Closing Rate	Closing Rate Movement (1)	3- Month Average Rate	Average Rate Movement (1)
	₦:$	$:₦	₦:$	$:₦

June 14, 2023	472.3	—	—	—
June 30, 2023	752.7	(37.3)%	508.0	—
September 30, 2023	775.6	(2.9)%	767.7	(33.8)%
December 31, 2023	911.7	(14.9)%	815.0	(5.8)%
March 31, 2024	1,393.5	(34.6)%	1,315.9	(38.1)%
June 30, 2024	1,514.3	(8.0)%	1,391.8	(5.4)%
September 30, 2024	1,669.1	(9.3)%	1,601.0	(13.1)%
December 31, 2024	1,546.0	8.0%	1,628.5	(1.7)%

(1)	Movements presented for each period are between that period’s rate and the preceding period rate and are calculated as percentage of the period’s rate.

Due to the Naira devaluation, Revenue and segment Adjusted EBITDA in the fourth quarter of 2024 were negatively impacted by $259.0 million and $155.2 million, respectively, compared to the same period in 2023. In the fourth quarter of 2024, the foreign exchange resets in some of our contracts partially offset these impacts. However, the appreciation of the Naira in the fourth quarter of 2024 resulted in unrealized foreign exchange gains of $166.9 million on USD denominated intercompany loans advanced to our Nigerian operations (partially offsetting the unrealized losses in the previous quarters of 2024). The unrealized gains and losses are recorded in finance costs, however Group net assets are not impacted since equal and opposite gains and losses are recorded in equity on the retranslation of the Nigerian operations’ assets and liabilities (which include these loans). The assets included property, plant and equipment and the devaluation of the Naira from December 31, 2023 to December 31, 2024 resulted in a $261.5 million reduction in their carrying value.

Results for the full year ended December 31, 2024 versus 2023

In December, 2024, the Company completed the sale of its 70% interest in IHS Kuwait Limited, resulting in 12 fewer trading days for this operation for the full year ended December 31, 2024 when compared to the equivalent year ended December 31, 2023. The revenue from the equivalent 12 day comparative period after December 19, 2023 is captured within inorganic revenue. Given the disposal date of December 19, 2024, as of December 31, 2024 the entire Tower portfolio, Tenants and Lease Amendments in Kuwait had been deconsolidated. Refer to note 31.2 of the financial statements for the further information on the disposal of the Kuwait business.

Revenue

Revenue for the full year ended December 31, 2024 of $1,711.2 million declined 19.5% year-on-year, driven primarily by the devaluation of the NGN versus the U.S. dollar. Organic revenue(1) increased by $1,021.7 million (increased 48.1%) year-on-year driven primarily by foreign exchange resets, power indexation, escalations, and continued growth in revenues from Tenants, Lease Amendments and New Sites. This growth was partially offset by the initial impact of the new financial terms in the renewed and extended contracts with MTN Nigeria, signed during the third quarter of 2024. Aggregate inorganic revenue declined $0.4 million, which related to the sixth stage of the Kuwait Acquisition, offset by the disposal of operations in Kuwait in December 2024 and Peru in April 2024. The increase in organic revenue was more than offset by the non-core impact of adverse movements in foreign exchange rates used to translate the results of foreign operations of $1,435.6 million, or 67.5%, of which $1,394.0 million was due to the devaluation of the NGN.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

(1)	Refer to “Item 5. Operating and Financial Review and Prospects” for the definition of organic revenue and additional information.

Cost of Sales

Set out below is the cost of sales for the years ended December 31, 2024, and 2023:

	2024	2023
	$’000	$’000

Power generation	348,831	396,714
Depreciation	304,384	373,889
Tower repairs and maintenance	53,368	96,258
Amortization	42,468	44,618
Staff costs	24,411	33,149
Security services	18,015	42,512
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent	14,767	87,696
Regulatory fees	8,148	37,502
Short-term rental	5,797	8,613
Travel costs	5,702	9,700
Insurance	4,524	4,648
Impairment of assets held for sale	2,853	-
Short-term other rent	2,043	2,266
Professional fees	1,943	2,570
Vehicle maintenance and repairs	1,814	2,184
Other	51,465	40,987
	890,533	1,183,306

Cost of sales decreased by $292.8 million, or 24.7%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to a decrease in impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent ($72.9 million), depreciation and amortization ($71.7 million), power generation costs ($47.9 million), tower repairs and maintenance costs ($42.9 million), regulatory fees ($29.4 million) and security services costs ($24.5 million), respectively.

As described above, since June 2023 the Naira has significantly devalued against the U.S. dollar. This devaluation has been a key driver of the decreases across many cost of sales lines, as described in the Nigeria segmental analysis below.

Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent decreased by $72.9 million for the year ended December 31, 2024, primarily driven by power equipment assets in our SSA segment being classified as assets held for sale and remeasured at fair value less cost to sell in the year ended December 31, 2023.

Depreciation and amortization costs decreased by $71.7 million for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to the devaluation of the Naira.

Power generation ($47.9 million), tower repairs and maintenance ($42.9 million), and security costs ($24.5 million) decreased, respectively for the year ended December 31, 2024 compared to the prior year, primarily driven by local currency devaluation in our Nigeria segment and lower costs in our SSA segment due to changes in our agreements with MTN SA on power Managed Services.

Regulatory fees decreased by $29.4 million in the year ended December 31, 2024 compared to the year ended December 31, 2024, primarily relating to a review of current and historical license obligations in our SSA segment.

Other costs increased by $10.5 million in the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily relating to a non-recurring write down of inventory in our Nigeria segment partially offset by a decrease in foreign exchange losses.

Administrative Expenses

Set out below is the administrative expenses for the years ended December 31, 2024, and 2023:

	2024	2023
	$’000	$’000

Staff costs	178,433	186,200
Impairment of goodwill	87,894	-
Professional fees	49,369	61,094
Facilities, short-term rental and upkeep	31,659	43,616
Net loss/(gain) on disposal of property, plant and equipment and right-of-use assets	20,163	(3,806)
Depreciation	11,583	11,314
Travel costs	10,890	14,124
Amortization	4,300	5,765
Business combination costs	1,280	2,432
Net impairment of withholding tax receivables	1,081	47,992
Operating taxes	953	(1,005)
Impairment of other fixed assets	31	-
Other	32,182	37,057
	429,818	404,783

Administrative expenses for the year ended December 31, 2024 increased by $25.0 million, or 6.2%, which was primarily as a result of an impairment of goodwill of $87.9 million and an increase in loss on disposal of property, plant and equipment and right-of-use assets of $24.0 million, offset by a decrease in impairment of withholding tax receivables, facilities short-term rental and upkeep costs, professional fees and staff costs of $46.9 million, $12.0 million, $11.7 million and $7.8 million, respectively.

Impairment of goodwill for the year ended December 31, 2024, amounted to $87.9 million (2023: $nil). This impairment related to the IHS Latam tower businesses group of CGUs and was primarily driven by the restructuring of our customer Oi Brazil, as well as the disposal of our Peru business, which was finalized on April 30, 2024. In addition, this resulted in an increase in the net loss/(gain) on the disposal of property, plant, and equipment, and right-of-use assets, totaling $24.0 million. The increase was primarily attributed to a lease modification with our customer, Oi Brazil.

Impairment of withholding tax receivables decreased by $46.9 million to $1.1 million for the year ended December 31, 2024, from $48.0 million for the year ended December 31, 2024, due to changes in the revenue withholding tax regulations which impact the Group’s Nigerian businesses. Effective from January 1, 2025, these changes reduce the amounts of revenue tax withheld by customers in Nigeria with respect to colocation and telecommunication tower services from 10% to 2%. Following this announcement, previously impaired revenue withholding tax receivables were reassessed to identify which could be utilized in settlement of future tax liabilities resulting in the reversal of previously impaired revenue withholding tax receivables of $47.4 million.

Facilities, short-term rental and upkeep costs decreased by $12.0 million to $31.7 million in the year ended December 31, 2024, from $43.6 million in the year ended December 31, 2023, mainly driven by a decrease in repairs and maintenance in our Nigeria segment.

Staff costs decreased by $7.8 million to $178.4 million in the year ended December 31, 2024, from $186.2 million in the year ended December 31, 2023, primarily driven by local currency devaluation in our Nigeria segment.

Other administrative expense items decreased by $4.9 million for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily driven by reduced foreign exchange losses in 2024 in our Nigeria segment partially offset by $7.6 million of share-based payment expense related to B-BBEE transaction recorded in our SSA segment in the fourth quarter of 2024.

Other Income

Other income increased by $87.8 million to $88.2 million for the year ended December 31, 2024 compared to $0.4 million for the year ended December 31, 2023 primarily due to the net gain of $83.9 million from the Kuwait Disposal.

Finance Income/Costs

Set out below are finance income and costs for the years ended December 31, 2024 and 2023:

	2024	2023
	$’000	$’000

Interest income - bank deposits	18,660	25,008
Net foreign exchange gain arising from derivative instruments - unrealized	8,147	-
Fair value gain on embedded options	6,710	-
Fair value gain on interest rate caps	230	163
Net foreign exchange gain arising from derivative instruments - realized	-	38
Finance income	33,747	25,209

Net foreign exchange loss arising from financing - unrealized	(1,610,715)	(1,713,242)
Interest expenses - third party borrowings	(359,965)	(362,381)
Interest and finance charges paid/payable for lease liabilities	(68,031)	(61,617)
Net foreign exchange loss arising from financing - realized	(23,304)	(162,944)
Net foreign exchange loss on derivative instruments - realized	(23,209)	-
Interest expenses - withholding tax paid on bond interest	(15,569)	(13,439)
Fees on borrowings and financial derivatives	(12,917)	(17,821)
Unwinding of discount on decommissioning liability	(9,191)	(9,156)
Costs paid on early loan and bond settlement	(237)	-
Net foreign exchange loss on derivative instruments - unrealized	-	(92,151)
Fair value loss on embedded options	-	(3,760)
Finance costs	(2,123,138)	(2,436,511)

Net finance costs	(2,089,391)	(2,411,302)

Finance income and costs are typically driven by interest rates on deposits and borrowings. However, for the year ended December 31, 2024 and 2023 finance costs were impacted by significant foreign exchange movements arising on our Nigerian subsidiaries’ U.S. dollar denominated intercompany loans and U.S. dollar denominated letters of credit as a result of the devaluation of the Nigerian Naira versus the U.S. dollar.

Net finance costs for the year-on-year decreased by $321.9 million which was primarily driven by the decrease in net foreign exchange losses arising from financing (realized and unrealized) of $242.2 million due to movements in the NGN and net gain on foreign exchange arising from derivative instruments (realized and unrealized) of $77.1 million primarily due to the contractual rate resets on the NGN foreign exchange swaps.

Adjusted EBITDA

Adjusted EBITDA was $928.4 million in the full year ended December 31, 2024, resulting in an Adjusted EBITDA margin of 54.3%. Adjusted EBITDA decreased 18.0% year-on-year reflecting the decrease in revenue described above, partially offset by a decrease in cost of sales, largely driven by the devaluation of the Naira versus the U.S. dollar. The reduction in cost of sales was primarily due to a decrease in tower repairs and maintenance costs ($42.9 million), power generation costs ($47.9 million), security services costs ($24.5 million), regulatory fees ($29.4 million) and staff costs ($8.7 million). The $59.1 million reduction in administrative costs included within Adjusted EBITDA was primarily driven by the devaluation of the Naira against the U.S. dollar, supported by cost saving initiatives implemented during the period.

Income Tax Expense

Set out below is the income tax expense for the years ended December 31, 2024 and 2023:

	2024	2023
	$’000	$’000

Current taxes on income	75,460	114,430
Deferred income taxes	(41,503)	(6,902)
Total tax expense	33,957	107,528

The $73.6 million decrease in the total income tax expense comprises a reduction in current income tax expense of $39.0 million and a $34.6 million increase in deferred income tax credits.

The reduction in current income tax was primarily driven by a $27.3 million reduction in the tax expense in our Nigeria segment which was largely attributable to the translation impact on the segment results following the devaluation of the Naira, and a decrease in the Group's uncertain tax position provision.

The increase of $34.6 million in deferred income tax credits was primarily due to increases within our Latam and Nigerian segments of $39.6 million and $9.2 million respectively. In the Latam segment, the increase was mainly driven by recognition of deferred tax on tax losses, and in Nigeria, the credits were principally due to the recognition of deferred tax assets in relation to finance costs.

Loss for the year

The year-on-year decrease in the loss for the year of $344.0 million is primarily driven by lower net financing costs of $321.9 million, as a result of a decrease in the unrealized net foreign exchange losses arising from financing linked to lower level of Naira devaluation year-on-year. This decrease is coupled with a net gain of $83.9 million from the Kuwait Disposal. In addition, there was reductions in impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent of $72.9 million, primarily driven by power equipment assets in our SSA segment being classified as assets held for sale and remeasured at fair value less cost to sell in the third quarter of 2023, as well as decreases in in depreciation ($69.2 million), power generation ($47.9 million), net impairment of withholding tax receivables ($46.9 million), tower repairs and maintenance ($42.9 million), regulatory fees ($29.4 million), and security services ($24.5 million). This was partially offset by an impairment of goodwill of $87.9 million related to the IHS Latam tower business which was recognized in the first quarter of 2024 and a decrease in revenue as described above.

SEGMENT RESULTS:

Revenue and Adjusted EBITDA by segment

Set out below are Revenue and Adjusted EBITDA for each of our reportable segments for the full year ended December 31, 2024 and 2023:

Revenue

	For the full year ended December 31,
	2024	2023	Change	Change
	$’000	$’000	$’000%

Nigeria	998,466	1,381,627	(383,161)	(27.7)
SSA	483,842	503,049	(19,207)	(3.8)
Latam	184,030	200,207	(16,177)	(8.1)
MENA	44,887	40,656	4,231	10.4
Total revenue	1,711,225	2,125,539	(414,314)	(19.5)

Adjusted EBITDA

	For the full year ended December 31,
	2024	2023	Change	Change
	$’000	$’000	$’000%

Nigeria	588,031	855,317	(267,286)	(31.2)
SSA	307,954	257,072	50,882	19.8
Latam	138,035	145,754	(7,719)	(5.3)
MENA	27,561	22,121	5,440	24.6
Unallocated corporate expenses(1)	(133,227)	(147,729)	14,502	9.8
Total Adjusted EBITDA	928,354	1,132,535	(204,181)	(18.0)

(1)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

Nigeria

Revenue for the full year ended December 31, 2024 decreased 27.7% year-on-year to $998.5 million primarily driven by devaluation of the Naira versus the U.S. dollar. Organic revenue increased by $1,010.8 million (73.2%) driven primarily by foreign exchange resets and diesel prices, as well as continued growth in revenue from Colocation and Lease Amendments, partially offset by a reduction in revenues related to the new financial terms in the renewed contracts with MTN Nigeria, signed during the third quarter of 2024. The decrease in reported revenue was primarily driven by the non-core impact of negative movements in foreign exchange rates used to translate the results of foreign operations of $1,394.0 million, 100.9% year-on-year.

Tenants decreased by 269 year-on-year, with growth of 528 from Colocation and 96 from New Sites, more than offset by 893 Churned (which includes, for the third quarter of 2024, 529 Tenants occupied by our smallest Key Customer on which we were not recognizing revenue), while Lease Amendments increased by 1,035 primarily due to 3G and fiber upgrades.

Segment Adjusted EBITDA for the full year ended December 31, 2024 declined 31.3% year-on-year to $588.0 million, for a margin of 58.9%. The year-on-year decline in segment Adjusted EBITDA primarily reflects the decrease in revenue discussed above, partially offset by a reduction in cost of sales and administrative expenses included within Segment Adjusted EBITDA, primarily due to the Naira devaluation described above, even though the underlying local costs increased during the period. The reduction in cost of sales was driven by a reduction in the USD equivalent amounts for the cost of diesel ($30.8 million), tower repairs and maintenance costs ($26.9 million), security services costs ($10.2 million), regulatory fees ($8.0 million) and staff costs ($7.5 million). The $5.9 million increase in other cost of sales was primarily driven by a write-down of inventory during the fourth quarter.

SSA

Revenue for the full year ended December 31, 2024 decreased 3.8% year-on-year to $483.8 million. Organic revenue increased by $8.2 million as escalations and foreign exchange resets were partially offset by lower power pass-through revenues being recognized after the changes in our agreements with MTN South Africa relating to the provision of power Managed Services. These changes to power pass-through revenue have no impact on Adjusted EBITDA. The overall decrease in revenue was also impacted by the non-core impact of negative movements in foreign exchange rates of $27.4 million, or 5.4%.

Tenants increased by 835 year-on-year, including 814 from Colocation and 127 from New Sites, partially offset by 106 from Churn, while Lease Amendments increased by 1,687.

Segment Adjusted EBITDA for the full year ended December 31, 2024 grew 19.8% year-on-year to $308.0 million, for a margin of 63.6%. The year-on-year increase in segment Adjusted EBITDA primarily reflects a decrease in cost of sales included within Adjusted EBITDA of $68.8 million, driven by regulatory fees ($21.8 million) and reduced tower repairs and maintenance costs ($16.9 million), security services costs ($14.9 million), and power generation costs ($14.5 million) driven by the changes in our agreements with MTN South Africa described above. This was partially offset by the decrease in revenue during the period.

Latam

Revenue for the full year ended December 31, 2024, decreased 8.1% year-on-year to $184.0 million and was driven by the non-core impact of adverse movements in foreign exchange rates of $14.4 million, or 7.2%. Organic revenue declined 0.6% ($1.2 million) year-on-year, driven by a reduction in revenues from our customer Oi Brazil of $22.3 million as a result of their judicial recovery proceedings, but offset by organic growth from Colocation, Lease Amendments, New Sites and fiber.

Tenants increased by 746 year-on-year, including 697 from New Sites and 309 from Colocation, partially offset by 194 Churned and net divestiture of 66, due to the disposal of our Peru operations, while Lease Amendments increased by 346.

Segment Adjusted EBITDA for the full year ended December 31, 2024 declined 5.3% to $138.0 million and primarily reflects the decrease in revenue described above, and an increase in power generation costs ($1.1 million) and tower repairs and maintenance costs ($0.7 million), partially offset by a decrease in site rental costs ($3.7 million).

MENA

On December 19, 2024, the Company completed the disposal of its 70% interest in IHS Kuwait Limited, resulting in 12 fewer trading days for this operation in both the three month and full year periods ended December 31, 2024, when compared to the equivalent periods ended December 31, 2023. The revenue from the equivalent 12 day comparative period after December 19, 2023, is captured within inorganic revenue. Given the disposal date of December 19, 2024, as of December 31, 2024 the entire Tower portfolio, Tenants and Lease Amendments had been deconsolidated. Refer to note 31.2 of the financial statements for the further information on the disposal of the Kuwait business.

Revenue for the full year ended December 31, 2024, increased 10.4% year-on-year to $44.9 million driven primarily by New Sites, Lease Amendments, and escalations, partially offset by the impact of 12 fewer days of IHS Kuwait results following the sale of this operation to Zain Kuwait on December 19, 2024. Revenues grew inorganically in the period by $0.1 million, or 0.3%, driven primarily by the sixth stage of the Kuwait Acquisition, completed in August 2023, offset by the disposal of this operation to Zain Kuwait described above.

Prior to the disposal in December 2024, Tenants increased by 4 for the year, including 9 from New Sites, partially offset by 5 Churned sites, while Lease Amendments increased by 272, resulting in 1,678 Towers, 1,700 Tenants and 272 Lease Amendments. Following completion of the Kuwait Disposal and as of December 31, 2024, these Towers, Tenants and Lease Amendments had been deconsolidated.

Segment Adjusted EBITDA was $27.6 million for the full year ended December 31, 2024, an increase of 24.6% year-on-year. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue described above, with year-on-year growth impacted by 12 fewer days of IHS Kuwait results following the sale of this operation to Zain Kuwait.

CAPITAL EXPENDITURE:

Set out below is the capital expenditure for the full year ended December 31, 2024 and 2023 for each of our reporting segments:

	For the full year ended December 31,
	2024	2023	Change	Change
	$’000	$’000	$’000%

Nigeria	90,913	316,221	(225,308)	(71.3)
SSA	38,150	73,769	(35,619)	(48.3)
Latam	123,145	187,803	(64,658)	(34.4)
MENA	1,375	5,855	(4,480)	(76.5)
Other	2,293	2,399	(106)	(4.4)
Total capital expenditure	255,876	586,047	(330,171)	(56.3)

Nigeria

The 71.3% year-on-year decrease for the full year ended December 31, 2024, was primarily driven by decreases of $99.1 million related to Project Green, $57.9 million related to maintenance, $34.2 million related to augmentation and $19.9 million related to the fiber business, respectively.

SSA

The 48.3% year-on-year decrease for the full year ended December 31, 2024 was primarily driven by decreases in refurbishment ($18.6 million), New Sites ($9.1 million) and maintenance ($6.3 million).

Latam

The 34.4% year-on-year decrease for the full year ended December 31, 2024 was primarily driven by decreases related to fiber business ($29.8 million), New Sites ($22.7 million), purchase of land for new or existing sites ($5.7 million) and other capital expenditure ($8.4 million).

MENA

The 76.5% year-on-year decrease for the full year ended December 31, 2024 was primarily due to a decrease related to New Sites ($2.7 million), other capital expenditure ($0.7 million) and maintenance ($0.6 million).

B. LIQUIDITY AND CAPITAL RESOURCES

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

As of December 31, 2024, we had $913.6 million of total liquidity, which was equal to our unrestricted cash and cash equivalents of $578.0 million, availability under the IHS Holding 2020 RCF of $300.0 million, and approximately $35.6 million of availability under other local facilities within the Group.

Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or upstreamed to IHS Holding Limited (or intermediaries thereof). As a holding company, our only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings. For the year ended December 31, 2024, our Nigeria Group alone upstreamed $270.9 million to IHS Holding Limited.

We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and organic growth strategies for a period of at least 12 months from the date of issuance of these results. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the “Risk Factors” section of our Annual Report. If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, it could result in the dilution of our existing shareholders. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all.

Additionally, we continuously review our capital structure as well as our funding and maturity profile. As part of this review, we regularly explore opportunities in the global capital markets to try to optimize our funding profile and our mix of funding sources, as well as to try to ensure that we are well positioned to avail ourselves of any refinancing or other opportunities, including for our 2026 and 2027 Notes and our other facilities. We may also, from time to time, consider debt and/or equity repurchase programs, whether in the open market or otherwise, subject to market conditions.

MOVEMENTS IN CASH AND CASH EQUIVALENTS DURING THE PERIOD

Set out below is the cashflows for the years ended December 31, 2024, and 2023:

	2024	2023
	$’000	$’000

Net cash generated from operating activities	729,305	853,453
Net cash generated from/(used in) investing activities	63,179	(722,249)
Net cash used in financing activities	(430,996)	(162,301)
Net increase/(decrease) in cash and cash equivalents	361,488	(31,097)
Cash and cash equivalents at beginning of year	293,823	514,078
Effect of movements in exchange rates	(77,355)	(189,158)
Cash and cash equivalents at end of year	577,956	293,823

Net cash generated from operating activities

The year-on-year decrease was $124.1 million, which was primarily driven by a decrease in cashflow from operating income before working capital changes of $193.4 million, partially offset by an improvement in working capital changes of $66.3 million.

Net cash generated from/(used in) investing activities

The year-on-year positive movement was primarily due to lower net short-term deposits of $315.0 million, lower capital expenditure for property, plant and equipment (including advance payments) of $310.9 million and the net cashflow proceeds from the Kuwait Disposal of $114.9 million.

Net cash used in financing activities

The year-on-year negative movement was primarily due to a $237.6 million lower net cash inflow from issuance and repayment of borrowings and higher interest paid of $28.0 million. The receipts from financing for the year ended December 31, 2024, were predominantly utilized to settle outstanding senior notes and bank borrowings, while proceeds from financing for the year ended December 31, 2023, were used partially to repay existing debt and partially retained for operational needs.

INDEBTEDNESS

Set out below is the Group’s indebtedness as at December 31, 2024 and 2023:

	2024	2023
	$’000	$'000
Non-current
Senior Notes	2,164,209	1,930,457
Debentures and bank term loans	1,055,006	1,126,239
	3,219,215	3,056,696

Current
Senior Notes	19,326	26,912
Debentures and bank term loans	102,552	107,110
Bank overdraft	—	675
Letters of credit	6,856	319,454
	128,734	454,151

Total borrowings	3,347,949	3,510,847

Refer to note 22 to the financial statements for further details on our indebtedness.

FINANCING ACTIVITIES FOR THE PERIOD

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on December 31, 2024.

IHS Holding (2020) Revolving Credit Facility

IHS Holding Limited is party to a $300.0 million revolving credit facility agreement, originally entered into in March 2020 (as amended and/or as amended and restated from time to time, including pursuant to an amendment and restatement agreement entered into in June 2021 and November 2023) (the “IHS Holding 2020 RCF”) and entered into between, amongst others, IHS Holding Limited as borrower, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited, IHS Nigeria and (since July 2024) INT Towers NG Finco 1 Plc as guarantors, Citibank Europe PLC, UK Branch as facility agent and certain financial institutions listed therein as original lenders.

The interest rate under the IHS Holding 2020 RCF is equal to Term SOFR and a credit adjustment spread plus a margin of 3.00% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, utilization and agent fees.

Funds borrowed under the IHS Holding 2020 RCF can be applied towards general corporate purposes including, but not limited to, the financing of (a) New Site programs and (b) the repayment of indebtedness (including interest and fees on that indebtedness).

Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five RFR banking days’ prior notice, or in any case any such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding 2020 RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding 2020 RCF; and (ii) upon the occurrence of a change of control as defined in the IHS Holding 2020 RCF.

The IHS Holding 2020 RCF contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge), in each case subject to certain agreed exceptions and materiality carve-outs). The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The IHS Holding 2020 RCF contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

In November 2023, the IHS Holding 2020 RCF was amended and restated to, among other things, extend the termination date to October 30, 2026.

As of March 14, 2025, there are no amounts drawn and outstanding under the IHS Holding 2020 RCF.

The IHS Holding 2020 RCF is denominated in U.S. dollars and is governed by English law.

IHS Holding (2022) Bullet Term Loan

IHS Holding Limited entered into a $600.0 million term loan agreement in October 2022 (as amended and/or as amended and restated from time to time, the “IHS Holding 2022 Term Loan”), between, amongst others, IHS Holding Limited as borrower, Citibank Europe plc, UK Branch as facility agent and certain financial institutions listed therein as original lenders. The loan was guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

The interest rate applicable to loans made under the IHS Holding 2022 Term Loan was equal to Term SOFR, a credit adjustment spread plus a margin of 3.75% per annum.

The drawn amount of $430.0 million of the IHS Holding 2022 Term Loan was fully prepaid in October 2024 using the proceeds received from the IHS Holding 2024 Dual-Tranche Term Loan.

The IHS Holding 2022 Term Loan was denominated in U.S. dollars and was governed by English law.

IHS Holding (2024) Term Loan

IHS Holding Limited entered into a $270.0 million loan agreement on March 8, 2024 (as amended and/or restated from time to time, the “IHS Holding 2024 Term Loan”), between, amongst others, IHS Holding Limited as borrower and Standard Chartered Bank (Singapore) Limited as the original lender. The loan was guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited, IHS Nigeria and (since July 2024) INT Towers NG Finco 1 Plc.

The interest rate per annum applicable to loans made under the IHS Holding 2024 Term Loan was equal to Term SOFR, plus a margin (ranging from 4.50% to 7.00% per annum over the duration of the IHS Holding 2024 Term Loan, based on the relevant margin step-up date).

The IHS Holding 2024 Term Loan was fully prepaid in November 2024 using the proceeds received from the IHS Holding 2024 Notes.

The IHS Holding 2024 Term Loan was denominated in U.S. dollars and was governed by English law.

IHS Holding 2024 Dual-Tranche Term Loan

IHS Holding Limited entered into a dual-tranche term loan agreement in October 2024 (as amended and/or as amended and restated from time to time, the “IHS Holding 2024 Dual-Tranche Term Loan”), between, amongst others, IHS Holding Limited as borrower, FirstRand Bank Limited (acting through its Rand Merchant Bank division) as facility agent and certain financial institutions listed therein as original lenders. The amounts payable under the IHS Holding 2024 Dual-Tranche Term Loan are guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited, IHS Nigeria and INT Towers NG Finco 1 Plc.

The IHS Holding 2024 Dual-Tranche Term Loan is a $438.6 million equivalent (based on the exchange rate as of October 15, 2024, the draw down date of the IHS Holding 2024 Dual-Tranche Term Loan) split into a U.S. dollar tranche with a total commitment of $255.0 million (the “U.S. Dollar Tranche”), and a ZAR tranche with a total commitment of ZAR 3,246.0 million (the “ZAR Tranche”). Funds borrowed under the IHS Holding 2024 Dual-Tranche Term Loan were applied towards, inter alia, repaying the entirety of IHS Holding 2022 Term Loan and general corporate purposes. The available commitments can be, within 6 months of the date of the facility, increased pursuant to a facility increase clause contained within the loan agreement governing the IHS Holding 2024 Dual-Tranche Term Loan.

The interest rate applicable to the U.S. Dollar Tranche is equal to Term SOFR plus a margin of 4.50% per annum and under the ZAR Tranche is equal to JIBAR plus a margin of 4.50% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments and fees to the facility agent.

The IHS Holding 2024 Dual-Tranche Term Loan is scheduled to terminate on the date falling 60 months from the date of the loan agreement governing the IHS Holding 2024 Dual-Tranche Term Loan and is repayable in full on that date. Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five Business Days’ notice, or such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding 2024 Dual-Tranche Term Loan requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding 2024 Dual-Tranche Term Loan and (ii) upon the occurrence of a change of control as defined in the IHS Holding 2024 Dual-Tranche Term Loan.

The IHS Holding 2024 Dual-Tranche Term Loan contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The IHS Holding 2024 Dual-Tranche Term Loan also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The IHS Holding 2024 Dual-Tranche Term Loan is governed by English law.

As of March 14, 2025, the U.S. Dollar Tranche and the ZAR Tranche of the IHS Holding 2024 Dual-Tranche Term Loan were fully drawn down.

IHS Holding 2024 Notes Issuance

On November 29, 2024, IHS Holding Limited issued $550.0 million 7.875% Senior Notes due 2030 (the “2030 Notes”) and $650.0 million 8.250% Senior Notes due 2031 (the “2031 Notes”, and together with the 2030 Notes, the “IHS Holding 2030/31 Notes”), guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria Limited, IHS Towers NG Limited, INT Towers Limited and INT Towers NG Finco 1 Plc.

At any time prior to November 29, 2026, for the 2030 Notes, and November 29, 2027, for the 2031 notes, IHS Holding Limited may redeem up to 40% of the notes with the net cash proceeds from certain equity offerings at a redemption price equal to 107.875%, and 108.250%, of the principal amount of the 2030 Notes and 2031 Notes respectively, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, so long as at least 50% of the aggregate original principal amount of the applicable series of notes remains outstanding immediately thereafter. In addition, the notes may, during such periods, be redeemed at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. On or after November 29, 2026, 2027 or 2028, the 2030 Notes may be redeemed (in whole or in part) at a price of 103.93750%, 101.96875% and 100.00000%, respectively. On or after November 29, 2026, 2027 or 2028, the 2031 Notes may be redeemed (in whole or in part) at a price of 104.12500%, 102.06250% and 100.00000%, respectively.

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

The proceeds of the issuance of the IHS Holding 2030/31 Notes were used to partially redeem the principal amount of the 2026 Notes and 2027 Notes and fully prepay the IHS Holding (2024) Term Loan (including accrued and unpaid interest), fees and expenses related to the offering of the notes, and for general corporate purposes. The IHS Holding 2030/31 Notes pay interest semi-annually in arrear and the principal is repayable in full on maturity and as of March 14, 2025, the aggregate principal amount outstanding of the IHS Holding 2030/31 Notes is $1,200.0 million.

IHS Netherlands Holdco B.V. Notes

On each of September 18, 2019 and July 31, 2020, our wholly owned subsidiary, IHS Netherlands Holdco B.V. (“Holdco BV”), issued a total of $940.0 million 8.0% Senior Notes due 2027 (the “2027 Notes”) guaranteed by IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers Limited, and (since June 22, 2021) IHS Holding Limited. On June 22, 2021, pursuant to a successful consent solicitation, Holdco B.V. also effected certain amendments to the indenture governing the notes to, among other things, expand the “restricted group” to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (which would then be subject to the covenants and events of default under the indenture), and to make certain other consequential changes to the negative covenants and restrictions resulting from the larger group structure.

The 2027 Notes mature on September 18, 2027, and pay interest semi-annually in arrear, with the principal repayable in full on maturity. On or after September 18, 2023, or 2024, the 2027 Notes may be redeemed (in whole or in part) at a price of 102.000% and 100.000%, respectively.

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

On November 29, 2024 and December 6, 2024, the 2027 Notes were partially redeemed, in an aggregate principal amount outstanding of $654.0 million following the issuance of the IHS Holding 2030/31 Notes and as of March 14, 2025, the aggregate principal amount outstanding on the 2027 Notes is $286.0 million.

IHS Holding 2021 Notes Issuance

On November 29, 2021, IHS Holding Limited issued $500.0 million 5.625% Senior Notes due 2026 (the “2026 Notes”) and $500.0 million 6.250% Senior Notes due 2028 (the “2028 Notes”, and together with the 2026 Notes, the “IHS Holding 2026/28 Notes”), guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers Limited.

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

On November 29, 2024, the 2026 Notes were partially redeemed, in an aggregate principal amount outstanding of $300.0 million following the issuance of the IHS Holding 2030/31 Notes and as of March 14, 2025, the aggregate principal amount outstanding on the IHS Holding 2026/28 Notes is $700.0 million.

Nigeria (2023) Term Loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers Limited and IHS Holding Limited entered into an up to NGN 165.0 billion (approximately $106.7 million) term loan agreement in January 2023 (as amended and/or as amended and restated from time to time the “Nigeria 2023 Term Loan”), and between, amongst others, IHS Netherlands Holdco B.V. as guarantor; IHS Towers NG Limited and INT Towers Limited as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V. and (since July 2024) INT Towers NG Finco 1 Plc as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and were, at the time of signing subject to a cap of 24% and floor of 18%. The cap was increased to 27% in August 2024, and subsequently both the cap and the floor were removed in January 2025. The Nigeria 2023 Term Loan amortizes, starting from April 2024, quarterly, until maturity in January 2028. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

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

The Nigeria 2023 Term Loan was drawn down for an original principal amount of NGN 124.5 billion (approximately $80.5 million), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers Limited, IHS Nigeria, and general corporate and working capital purposes.

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

As of January 3, 2023, the total commitments available under the Nigeria 2023 Term Loan were NGN 124.5 billion (approximately $80.5 million), which were increased in February 2023, by NGN 29.0 billion (approximately $18.8 million) and further increased in May 2023, by NGN 11.5 billion (approximately $7.4 million) pursuant to the facility increase clause contained within the loan agreement up to its total NGN 165.0 billion (approximately $106.7 million) capacity.

As of March 14, 2025, NGN 165.0 billion (approximately $106.7 million) has been drawn down under this facility. The proceeds from the drawdown were applied towards, inter alia, refinancing certain indebtedness of INT Towers Limited and IHS Nigeria, and for general corporate and working capital purposes.

The Nigeria 2023 Term Loan is denominated in Naira and is governed by English law.

Nigeria (2023) Revolving Credit Facility

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers Limited and IHS Holding Limited entered into an up to NGN 55.0 billion (approximately $35.6 million) revolving credit facility agreement in January 2023 (as amended and/or as amended and restated from time to time the “Nigeria 2023 RCF”), and between, amongst others, IHS Netherlands Holdco B.V. as guarantor; IHS Towers NG Limited and INT Towers Limited as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V. and (since July 2024) INT Towers NG Finco 1 Plc as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and were, at the time of signing, subject to a cap of 24%

and floor of 18%. The cap was increased to 27% in August 2024, and subsequently both the cap and the floor were removed in January 2025. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

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

As of January 3, 2023, the total commitments available under the Nigeria 2023 RCF were NGN 44.0 billion (approximately $28.5 million), which were further increased in February 2023, by NGN 11.0 billion (approximately $7.1 million) to NGN 55.0 billion (approximately $35.6 million), pursuant to the facility increase clause contained within the loan agreement.

As of March 14, 2025, there are no amounts drawn and outstanding under the Nigeria 2023 RCF.

The Nigeria 2023 RCF is denominated in Naira and is governed by English law.

CIV (2023) Term Loan

IHS Côte d’Ivoire S.A. entered into a facility agreement originally in December 2023 (as amended and/or as amended and restated from time to time) with, amongst others, certain financial institutions listed therein as original lenders, split into one tranche with a total commitment of €88.0 million (approximately $91.6 million) (the “CIV 2023 Euro Tranche”), and another tranche with a total commitment of XOF 11.2 billion (approximately $17.7 million) (the “CIV 2023 XOF Tranche” and, together with the CIV 2023 Euro Tranche, the “CIV 2023 Term Loan”). The CIV 2023 Term Loan is governed by French law. Funds under the facility are to be applied towards, inter alia, refinancing certain indebtedness of IHS Côte d’Ivoire S.A. (including the IHS Côte d’Ivoire S.A. Facility), general corporate and working capital purposes, and funding a settlement of intercompany loans.

The CIV 2023 Term Loan is secured by, among other things, a charge over all onshore accounts of IHS Côte d’Ivoire S.A. and a pledge over the shares of IHS Mauritius Cote d’Ivoire Limited in IHS Côte d’Ivoire S.A. The CIV 2023 Term Loan has an interest rate of 3.50% plus 3 Month EURIBOR on the CIV 2023 Euro Tranche and 6.50% on the CIV 2023 XOF Tranche, and contains customary information and negative covenants, as well as requirements for IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to EBITDA ratios and interest coverage ratios. The CIV 2023 Term Loan amortizes, starting from June 2024, quarterly, until maturity in December 2028,

The CIV 2023 Term Loan will terminate in December 2028.

As of March 14, 2025, €88.0 million (approximately $91.6 million) and XOF 11.2 billion (approximately $17.7 million) has been drawn down under this facility. Proceeds under the CIV 2023 Term Loan were applied towards, inter alia, the full prepayment of the entity’s existing borrowings maturing in June 2024 and for general corporate purposes.

IHS Zambia Limited Facility

IHS Zambia Limited entered into two facilities with a common terms agreement originally in December 2020 (as amended and/or as amended and restated from time to time, including in February 2021 and January 2023) with a total commitment of $95.0 million with certain financial institutions (the “Zambia Facility”), split into a facility for an aggregate commitment representing $75.0 million and a second facility for an aggregate commitment representing $20.0 million.

The amounts payable under the Zambia Facility are guaranteed by IHS Holding Limited, and the Zambia Facility was fully utilized as of March 2021. The Zambia Facility is secured by, among other things, a fixed and floating charge, a charge over all onshore accounts of IHS Zambia Limited and a pledge over the shares of IHS Mauritius Zambia Limited in IHS Zambia Limited. The Zambia Facility has an interest rate of 5.0% plus 3 Month Term SOFR and a credit adjustment spread ranging between 0.11% to 0.43% and contains customary information and negative covenants and requires IHS Zambia Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The Zambia Facility amortizes, starting from April 2023, quarterly, until maturity in December 2027. The covenants include that IHS Zambia Limited maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined in the agreement. The respective facilities will terminate in December 2027.

As of March 14, 2025, the total commitment of USD 95.0 million has been drawn down under this facility.

IHS Kuwait Facility

IHS Kuwait Limited entered into a loan agreement originally in April 2020 (as amended and/or as amended and restated from time to time) with a total commitment of KWD 26.0 million (approximately $84.4 million) (the “Kuwait Facility”). The Kuwait Facility had an interest rate of 2.00% plus Central Bank of Kuwait’s Discount Rate, contained customary information and negative covenants, and required IHS Kuwait Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve outs. The covenants included that IHS Kuwait Limited maintain specified net debt to EBITDA ratios, a debt service cover ratio and restrict capital expenditures to levels established within the facility.

The Kuwait Facility was scheduled to terminate in April 2029.

IHS Kuwait Limited was sold as part of the Kuwait Disposal that completed in December 2024.

IHS Brasil - Cessão de Infraestruturas S.A. Debentures

IHS Brasil — Cessão de Infraestruturas S.A. Debentures IHS Brasil — Cessão de Infraestruturas S.A. issued debentures for (i) BRL 1,200.0 million (approximately $194.3 million), in September 2023 (the “IHS 2023 Brasil Debentures”) and (ii) BRL 300.0 million (approximately $48.6 million) in June 2024 (the “IHS 2024 Brasil Debentures”) (both as amended and/or as amended and restated from time to time, and collectively being, the “IHS Brasil Debentures”). The IHS 2023 Brasil Debentures amortize, starting from February 2026, semi-annually, until maturity in August 2031, and the IHS 2024 Brasil Debentures amortize, starting from July 2026, semi-annually, until maturity in June 2032.

The IHS Brasil Debentures contain customary information and financial covenants, including but not limited to the maintenance of specified net debt to EBITDA and interest cover ratios. They also contain customary negative covenants and restrictions including, but not limited to, dividends and other payments to shareholders, intercompany loans and capital reductions.

The IHS Brasil Debentures are secured by a pledge over all shares owned by IHS Netherlands BR B.V. in IHS Brasil — Cessão de Infraestruturas S.A. and a pledge over the bank account where the companies’ receivables are deposited. The IHS 2023 Brasil Debentures have an interest rate of CDI plus 3.10% and will mature in August 2031, whereas the IHS 2024 Brasil Debentures have an interest rate of CDI plus 2.80% (both assuming a 252-day calculation basis) and will mature in June 2032.

The proceeds from the issuance of the IHS 2023 Brasil Debentures were applied towards, inter alia, refinancing certain indebtedness of IHS Brasil — Cessão de Infraestruturas S.A. and general corporate and working capital purposes, and the proceeds of the IHS 2024 Brasil Debentures were applied towards general corporate purposes including working capital purposes.

I-Systems Debentures

I-Systems issued debentures for BRL 160.0 million (approximately $25.9 million) in June 2024 (as amended and/or as amended and restated from time to time, the “I-Systems Debentures”).

The I-Systems Debentures amortize, starting from November 2026, semi-annually, until maturity in May 2032.

The I-Systems Debentures contain customary information and financial covenants, including but not limited to the maintenance of specified net debt to EBITDA. They also contain customary negative covenants and restrictions including, but not limited to, dividends and other payments to shareholders, intercompany loans and capital reductions.

The I-Systems Debentures are secured by a pledge over the bank account where the companies’ receivables are deposited. The I-Systems Debentures have an interest rate of CDI plus 2.10% and will mature in May 2032.

The proceeds from the issuance of the I-Systems Debentures were applied towards, inter alia, general corporate and working capital purposes.

I-Systems Facility

I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) entered into a BRL 200.0 million (approximately $32.4 million) credit agreement, originally in October 2022 (as amended and/or as amended and restated from time to time, the “I-Systems Facility”). The I-Systems Facility is secured by the chattel mortgage of certain credit rights of I-Systems and contains customary information and negative covenants, including the maintenance of specified net debt to EBITDA ratio. The I-Systems Facility amortizes, starting from October 2026, semi-annually, until maturity in October 2030.

It also contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The I-Systems Facility has an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and will terminate in October 2030. The facility was fully drawn down in October 2022.

In October 2022, Itau Unibanco S.A. provided an additional commitment in an aggregate amount of BRL 200.0 million (approximately $32.4 million) on the same terms, available in two tranches. The first tranche of BRL 80.0 million (approximately $13.0 million was drawn down in February 2023 with an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and the second tranche of BRL 120.0 million (approximately $19.4 million) was drawn down in March 2023 with an interest rate of CDI plus 2.50% (assuming a 252-day calculation basis).

IHS South Africa Facility

IHS Towers South Africa Proprietary Limited (“IHS SA”) entered into a ZAR 3,470.0 million (approximately $184.5 million) facility agreement originally in May 2022 (as amended and/or as amended and restated from time to time (the “IHS SA Facility”), with, amongst others, certain financial institutions listed therein as original lenders. The IHS SA Facility is governed by South African law and funds borrowed under the facility were partly applied toward the payment of consideration owed pursuant to the MTN SA Acquisition. The remaining funds can be applied toward capital expenditure and general corporate purposes and was available for up to 24 months from the signature date of the agreement. The IHS SA Facility is secured by, among other things, a pledge over all shares owned by IHS South Africa Holding Proprietary Limited in IHS SA, a general notarial bond and a special notarial bond. The IHS SA Facility has an interest rate of 2.75% plus 3 Month JIBAR, and contains customary information and negative covenants, as well as requirements for IHS SA to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to EBITDA ratios and interest coverage ratios. The IHS SA Facility amortizes, in relation to tranche A, starting from September 2023, quarterly, until maturity in May 2029 and in relation to tranche B, starting from September 2024, quarterly, until maturity in May 2029.

The IHS SA Facility will terminate in May 2029.

In May 2022, ZAR 3,400.0 million (approximately $180.7 million), was drawn down under the IHS SA Facility. Further drawdown took place in May 2023 for ZAR 70.0 million (approximately $3.7 million).

As of March 14, 2025, ZAR 3,470.0 million (approximately $184.5 million) has been drawn down under this facility.

IHS South Africa Overdraft

IHS SA entered into a ZAR 350.0 million (approximately $18.6 million) overdraft facility agreement in October 2023 (the “IHS SA Overdraft”). The IHS SA Overdraft was governed by South African law and funds borrowed under the facility were applied towards general corporate purposes. The IHS SA Overdraft expired in December 2024.

Letter of Credit Facilities

As of March 14, 2025, IHS Nigeria has utilized $2.0 million through funding under agreed letters of credit. These letters mature on March 31, 2025, and their interest rates range from 12.00% to 15.55%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of March 14, 2025, INT Towers Limited has utilized $4.8 million through funding under agreed letters of credit. These letters mature on March 31, 2025, and their interest rates range from 12.00% to 15.75%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of March 14, 2025, Global Independent Connect Limited has utilized $0.1 million through funding under agreed letters of credit. These letters mature on March 31, 2025, and their interest rates range from 15.25% to 15.28%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

C. Research and Development, Patents and Licenses, etc.

The Company does not have any research and development policies or patents. See note 2.13(b) to our audited consolidated financial statements included in this Annual Report for a discussion of our licenses.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgments, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting estimates and judgments and sources of estimation uncertainty are described in note 3 to our audited consolidated financial statements, which are included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table presents information about our current executive officers and directors, including their ages as of the date of this Annual Report:

Executive Officers

The executive officers and directors of the Issuer are set forth below. None of the directors has any potential conflicts of interest between their duties to the Issuer and their private interests and/or their duties to third parties.

Name	Age	Position
Executive Officers
Sam Darwish	53	Chairman, Group Chief Executive Officer and Director
Mohamad Darwish	45	Executive Vice President, IHS Nigeria Chief Executive Officer
William Saad	53	Executive Vice President, Group Chief Operating Officer
Steve Howden	42	Executive Vice President, Chief Financial Officer
Ayotade Oyinlola	50	Executive Vice President, Chief Human Resources Officer
Mustafa Tharoo	51	Executive Vice President, Group General Counsel
Directors
Ursula Burns	66	Director
John Ellis Bush	72	Director
Frank Dangeard	67	Director
Bashir El-Rufai	71	Director
Maria Carolina Lacerda	52	Director
Nicholas Land	77	Director
Phuthuma Nhleko	64	Director
Aniko Szigetvari	55	Director

Unless otherwise stated, the current business addresses for our executive officers and directors is c/o IHS Holding Limited, 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom.

Colby Synesael, our former Executive Vice President of Communications, resigned from the Company effective July 15, 2024.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Sam Darwish is one of our co-founders, our Chairman and Group Chief Executive Officer. An engineer by education, Mr. Darwish has over 25 years’ experience in the telecommunications industry. Before founding the Group in 2001, he worked in various technical and managerial capacities in multiple GSM operators including Libancell SAL, a Lebanese GSM operator, which is currently known as Touch, and Motophone in Nigeria. In addition, Mr. Darwish currently serves as the Founder and Principal of Singularity Investments, a private investment firm with a focus on technology, media and telecommunications companies in the United States and the emerging markets. He is also the Founder and President of DAR Properties, a property investment company, and DAR Telecom, a telecommunications consulting company. Sam Darwish is the brother of Mohamad Darwish, our Executive Vice President and IHS Nigeria Chief Executive Officer.

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

William Saad is one of our co-founders and has served as Executive Vice President and Group Chief Operating Officer of IHS Towers since July 2012 and has 28 years’ experience in the telecommunications industry. Before co-founding the Group, Mr. Saad worked in various technical and managerial capacities in multiple GSM operators including Libancell SAL, a Lebanese GSM operator, which is currently known as Touch, and Motophone in Nigeria. Mr. Saad also serves on the board of several private companies as well as the Lebanese-Nigerian Initiative, a non-profit organization.

Stephen (Steve) Howden has served as Executive Vice President and Chief Financial Officer of IHS Towers since April 2022. Mr. Howden previously served as Senior Vice President and Deputy Chief Financial Officer from June 2019 until March 2022. Since joining the Group in January 2013, Mr. Howden has also served as Group Head of M&A as well as a variety of other senior finance positions. Prior to joining IHS Towers, Mr. Howden was a member of the Ernst & Young M&A department from 2006 to 2013 and in the Corporate Restructuring team at Ernst & Young and Andersen prior to that. Mr. Howden has approximately 18 years of finance and corporate finance experience. Mr. Howden is a qualified Chartered Accountant.

Ayotade Oyinlola has served as Executive Vice President and the Chief Human Resources Officer of IHS Towers since January 2023. Mr. Oyinlola previously served as Senior Vice President and Chief Human Resources Officer of IHS Towers from July 2015 until December 2022. Mr. Oyinlola brings over 20 years of human resources and telecommunications experience to the Group. Prior to joining IHS Towers, Mr. Oyinlola served as Millicom Services UK Head of HR for Africa and Europe from 2013 to 2015. He also served as Ericsson’s West Africa HR Director from 2011 to 2013 and Ericsson’s Sub-Sahara Africa Director for Learning and Development from 2009 to 2011. In addition, Mr. Oyinlola has previously held several senior positions at Shell Petroleum, Bristow Helicopters Atlasco Technologies and Resourcery Limited. Mr. Oyinlola is a Chartered Fellow of the Chartered Institute of Personnel and Development in the United Kingdom, and a member of the Chartered Institute of Personnel Managers in Nigeria.

Mustafa Tharoo has served as Executive Vice President and Group General Counsel of IHS Towers since 2012. Before joining the Group, Mr. Tharoo was a Consultant at ADEPT Chambers in Tanzania from 2009 to 2011. Previously, Mr. Tharoo served as a consultant at Ringo & Associates in Tanzania from 2003 to 2009 and a Partner at Anjarwalla & Khanna in Kenya from 2000 to 2003. Mr. Tharoo has over 20 years of experience in corporate, compliance and regulatory matters as well as major transactions across Africa and the Middle East.

Directors

The following is a brief summary of the business experience of our directors.

Ursula Burns joined the Board of Directors of IHS Holding Limited as a Non-Executive Independent Director in July 2020. Ms. Burns most recently held the position of Chair and CEO of VEON, Ltd, where she was appointed Chair from June 2017 and then made Chair and CEO from December 2018 to June 2020. Ms. Burns is also a founding partner of Integrum Holdings, a private equity firm. She currently serves as a member of the boards of directors of Endeavor Group Holdings Inc., Uber Technologies Inc., Teneo Holdings LLC and Taiwan Semiconductor Manufacturing Company Ltd., amongst others, and provides leadership counsel to several community, educational and non-profit organizations. Ms. Burns served as Chair of the President’s Export Council from 2015 to 2016 after holding the position of Vice Chair from 2010 to 2015. In February 2022, Ms. Burns joined the Biden Administration’s U.S. Department of Commerce’s Advisory Council on Supply Chain Competitiveness. Ms. Burns also has 35 years of experience with Xerox, joining the organization as a mechanical engineer before moving into management, where she served in a number of strategic roles across the company, including as CEO from 2009 to 2016 and as Chair from 2010 to 2017.

John Ellis (Jeb) Bush joined the Board of Directors of IHS Holding Limited as a Non-Executive Independent Director in August 2019. Mr. Bush has served as the President of Jeb Bush & Associates LLC since 2007, and as Chairman and Co-founder of Finback Investment Partners LLC since 2019. Mr. Bush has served on the board of directors of InnovAge Holding Corp. since 2021. Mr. Bush has also served as Chairman of the Foundation for Excellence in Education since 2007. Mr. Bush was previously a senior adviser for Barclays and a board member of Tenet Healthcare Corp. Mr. Bush served as Governor of Florida from 1999 to 2007 and as the Florida Secretary of Commerce from 1986 to 1988.

Frank Dangeard joined the Board of Directors of IHS Holding Limited in September 2020 and since July 2023 has served as a Non-Executive Independent Director. Mr. Dangeard was Chairman & CEO of Thomson from September 2004 to February 2008. Prior to that he was Deputy CEO of France Telecom from September 2002 to September 2004, Deputy CEO and Deputy Chairman of Thomson Multimedia from June 1997 to September 2002, and Managing Director of the investment bank SG Warburg & Co. Ltd from October 1988 to June 1997. Mr. Dangeard currently serves as Chairman of the boards of Gen Digital (previously NortonLifelock), of NatWest Market plc and of NatWest Market N.V., and as a non-executive director of the NatWest Group and the Competition and Markets Authority. Mr. Dangeard has previously served on the boards of RPX, Orange, Equant, Wanadoo, Eutelsat, SonaeCom, Arqiva and on the board of Telenor as Deputy Chairman and Acting Chairman. He has been a member of the Advisory Boards of the Harvard Business School and of Ecole des Hautes Etudes Commerciales, and was a founding board member of Bruegel, the European think-tank.

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

Maria Carolina Lacerda joined the Board of Directors of IHS Holding Limited in October 2021 as a Non-Executive Independent Director. Ms. Lacerda has over 25 years of experience in the financial industry and has held various senior management positions throughout her career, including at UBS Investment Bank, UNIBANCO, Deutsche Bank, Merrill Lynch, Inc. and Bear, Stearns & Company, Inc. Ms. Lacerda has served as an independent member of the board of directors of BB Seguridade RI since April 2023, of PagBank PagSeguro since January 2023, of Rumo S.A. since May 2021, of Hypera Pharma since October 2016 and of Vivara Participacoes S.A. since April 2024. Ms. Lacerda previously served as an independent board member of China Three Gorges Brasil from June 2022 to December 2024, as a board member of Vibra Energia (formerly BR Distribuidora) between 2019 and 2022, and between 2012 and 2016 she served as a board member of ANBIMA (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), CNF (Confederação Nacional das Instituições Financeiras) and the Listing Chamber at BM&FBovespa in Brazil.

Nicholas Land joined the Board of Directors of IHS Holding Limited in August 2019 as a Non-Executive Independent Director. Mr. Land has served as the Deputy Chair of Thames Water Utilities Ltd since 2017. Mr. Land also serves as a non-executive director of Thames Water Utilities Holdings Ltd. from June 2024 and of Thames Water Utilities Finance plc from May 2024. Mr. Land has also been a member of the Board of Trustees of the Vodafone Group Foundation since 2008, serving as Chair from 2011. He has also been Chair of the Private Equity Reporting Group of the British Venture Capital Association since 2012. Mr. Land served as Chair of The Instant Group Ltd from 2019 to 2024, as an adviser to the Board of Dentons UK EMEA LLP from 2007 to 2023, and on the board of Astro Lighting Holdings Ltd from 2017 to 2022. Mr. Land has also previously served as a non-executive director of Vodafone Group plc, Royal Dutch Shell plc, Alliance Boots GmbH, Ashmore Group plc and Signature Aviation plc. Mr. Land was a Non-Executive Director of the Financial Reporting Council, chairing its Codes and Standards Committee, from 2011 to 2020. Mr. Land is qualified as a UK Chartered Accountant and had a 36 year career with Ernst & Young LLP, retiring as Executive Chairman of the firm in 2006.

Phuthuma Nhleko joined the Board of Directors of IHS Holding Limited in October 2021 as a Non-Executive Independent Director. Mr. Nhleko previously served as Chief Executive of MTN Group from 2002 to 2011 and continued to serve as Non-Executive Director and Chair of the MTN Group board from 2013 to 2019. Mr. Nhleko is currently Chairman of the Phembani Group (PTY) Ltd, a position he has held since 2011. He also currently serves as Chairman of Tullow Oil Plc and of the Johannesburg Stock Exchange, or the JSE. Mr. Nhleko also serves as a director of Engen, TBWA South Africa, and Pembani Remgro Infrastructure Fund Managers. Previously, he served on the boards of BP plc from 2011 to 2016 and Anglo American from 2011 to 2015. In addition, during his tenure as MTN Group CEO, Mr. Nhleko was a non-executive director at the GSM Association, the global trade association for mobile phone operators. Prior to joining MTN Group, Mr. Nhleko served as a director of Nedbank Group Limited and Old Mutual Life (SA).

Aniko Szigetvari served on the Board of Directors of IHS Holding Limited from July 2014 to February 2021 and rejoined the Board of Directors in October 2021 as a Non-Executive Independent Director. Ms. Szigetvari is the founding partner of Atlantica Ventures, an African impact focused venture capital fund investing in early-stage startups building technology and technology-enabled businesses. She serves as board member and advisory board member of various investee companies, including Sendmarc Inc., where she has served on the board as a non-executive director since January 2023 and as Chair since November 2023. Prior to Atlantica Ventures, Ms. Szigetvari had 20 years’ experience with the International Finance Corporation, or IFC, beginning in 1998, where she focused on emerging markets principal investing and financing, primarily in the telecommunication, media, and technology, or TMT, sectors. For eight years she managed IFC’s TMT business, first as the Head of the Africa and Latin America TMT businesses, then including four years as Global Head of the TMT group from 2015 to 2019, leading investment and portfolio activities across all emerging markets. Prior to joining IFC, Ms. Szigetvari held roles at DHL, Kraft Foods and McKinsey & Company.

Appointment Rights

Pursuant to our shareholders’ agreement with certain of our shareholders, certain of our shareholders were given rights to designate directors for nomination by our board of directors from time to time, based on a minimum shareholding level. Currently, Oranje-Nassau Développement S.C.A. FIAR (“Wendel”) maintains the minimum beneficial ownership requirement to make such a designation for nomination under the shareholders’ agreement, and our current board member, Frank Dangeard, was initially appointed to our board pursuant to such designation right by Wendel. Our Articles also contain certain director nomination rights, subject to certain thresholds and other requirements contained therein.

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for the year ended December 31, 2024, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our board.

Executive Officer and Director Compensation

The compensation for each of our executive officers is comprised of the following elements: base salary, bonus, and contractual benefits such as pension, allowances and, end of service contributions. Total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2024 was $24,636,500. The company maintains a variety of retention schemes which can include deferred compensation subject to certain criteria being met in the future. Our executive officers are eligible to receive performance and service related bonuses pursuant to the terms of their service agreements or otherwise as approved by the Board, and our executive officers received rights under the 2021 Omnibus Incentive Plan (as defined below) of up to 3,457,231 ordinary shares during the year ended December 31, 2024.

In the year ended December 31, 2024, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our executive officers and members of our board.

Share Incentive Plans

Non-Employee Director Grants

In connection with our IPO, certain non-employee directors received restricted stock unit grants over a total of 259,784 ordinary shares all of which have been issued and vested as of December 31, 2024.

2021 Omnibus Incentive Plan

We adopted the IHS Holding Limited 2021 Omnibus Incentive Plan, or the 2021 Omnibus Incentive Plan, on September 30, 2021, and it became effective upon the approval of our shareholders on October 4, 2021, or the Effective Date. If not previously terminated by the Board, the 2021 Omnibus Incentive Plan will terminate on the close of business on the ten-year anniversary of the Effective Date. Under the 2021 Omnibus Incentive Plan, subject to adjustments for certain changes in our capital structure (described below under “Adjustments”), a maximum of 22,120,000 of our ordinary shares may be issued to our eligible employees, consultants, and non-employee directors and of our affiliates. Only our employees or employees of our affiliates are eligible to receive incentive stock options. All shares reserved for issuance under the 2021 Omnibus Incentive Plan may be used for incentive stock options. As of December 31, 2024, there are subsisting conditional rights under the 2021 Omnibus Incentive Plan over up to 9,214,904 ordinary shares.

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

C. Board Practices

Board Composition

Our board of directors is composed of 9 members. Sam Darwish serves as the Chairman of our board of directors and John Ellis Bush serves as Lead Independent Director. Frank Dangeard and Phuthuma Nhleko, our current Class I Directors, John Ellis Bush, Bashir El-Rufai and Nicholas Land, our current Class II Directors, and Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari, our current Class III Directors, each have a current term that expires at our 2025 AGM. In accordance with our Articles, the Class I Directors, Class II Directors and the Class III Directors appointed at the 2025 AGM shall be elected for a term that shall expire at the next succeeding annual general meeting, following which, the board of directors shall no longer be classified and our directors shall thereafter be elected annually.

A Director whose term has expired may be reappointed in accordance with the terms of the Articles. At any general meeting where a resolution for the election of directors is proposed, a plurality of the votes cast shall be sufficient to elect a director. In addition, our directors may appoint any person to be a director and assign such director to a class either as a result of a casual vacancy or as an additional director. Our Articles provide that a director may be removed by an ordinary resolution of the shareholders (provided that no more than four directors in aggregate may be removed pursuant to that provision in any given period between annual general meetings as described in the Articles) or for “cause” (as defined therein) by notice from not less than 75% of the directors then in office. Each of our directors holds office until he or she resigns or is removed from office in accordance with our Articles.

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

Audit Committee

The audit committee consists of Nicholas Land, Ursula Burns and Aniko Szigetvari. Nicholas Land serves as Chair of the committee. The audit committee consists exclusively of independent Directors who are financially literate, and Nicholas Land is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Nicholas Land, Ursula Burns and Aniko Szigetvari each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act, and that the simultaneous service by Ursula Burns on the audit committees of three other public companies would not impair her ability to serve on the audit committee. The audit committee is governed by a charter that complies with NYSE listing standards.

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

D. Employees

As of December 31, 2024, we had 2,864 employees.

The table below sets out the number of employees, by geography, as of December 31, 2024:

As of
Geography	December 31, 2024
Nigeria	1,361
Côte d’Ivoire	170
Cameroon	158
Zambia	143
Rwanda	84
Latin America	500
South Africa	128
Other	320
Total	2,864

The table below sets out the number of employees, by category, as of December 31, 2024:

As of
Department	December 31, 2024
Finance	344
Technical	1,569
Information Technology	151
Commercial	100
Legal	94
Human resources	124
Executive	52
Other	430
Total	2,864

As of December 31, 2024, we had engaged 426 temporary employees in various departments, including human resources, legal and technical, who performed various functions in support of legal, compliance, operational efficiency, property management and maintenance across our sites.

In Cameroon, we have 45 unionized employees, representing approximately 28% of employees in Cameroon, while in Cote d'Ivoire, we have 50 unionized employees, representing approximately 29% of employees in Cote d'Ivoire. In both countries, we are subject to a National Collective Agreement of Trade. However, this is issued at a country level and is not specific to us as a company. In addition, in Brazil (Latin America), all permanent employees are covered by the same Collective Agreement, as determined by local legislation.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of February 14, 2025 by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
●	each of our executive officers and directors; and
●	all of our executive officers and directors as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 14, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Ordinary shares that a person has the right to acquire within 60 days of February 14, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o IHS Holding Limited, 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of beneficial owner	Number	%
5% or Greater Shareholders
Mobile Telephone Networks (Netherlands) B.V.(1)	85,176,719	25.5%
Entities affiliated with Wendel(2)	62,975,396	18.9%
Korea Investment Corporation(3)	21,666,802	6.5%
Warrington Investment Pte Ltd(4)	18,055,054	5.4%
Executive Officers and Directors
Sam Darwish	12,921,750	3.9%
Mohamad Darwish	1,922,002	*
William Saad	3,740,602	1.1%
Steve Howden	400,091	*
Ayotade Oyinlola	290,090	*
Colby Synesael(5)	195,347	*
Mustafa Tharoo	640,051	*
Ursula Burns	37,112	*
John Ellis Bush	118,556	*
Frank Dangeard	-	*
Bashir El-Rufai(6)	1,084,516	*
Maria Carolina Lacerda	37,112	*
Nicholas Land	37,112	*
Phuthuma Nhleko	37,112	*
Aniko Szigetvari	37,112	*
All executive officers and board members as a group (15 persons)	21,498,565	6.4%

*	Indicates beneficial ownership of less than 1% of the total issued and outstanding ordinary shares.
(1)	Based solely on a Schedule 13G filed with the SEC on February 14, 2022, MTN Group Limited, Mobile Telephone Networks Holdings Limited, MTN International (Pty) Limited, MTN International (Mauritius) Limited, MTN (Dubai) Limited, Mobile Telephone Networks (Netherlands) Cooperatieve U.A., and Mobile Telephone Networks (Netherlands) B.V. may be deemed to beneficially own and have shared voting power and shared dispositive power over 85,176,719 ordinary shares. Mobile Telephone Networks (Netherlands) B.V. is ultimately a wholly owned subsidiary of MTN Group Limited, the parent company of each of the reporting persons named in this footnote. The address for MTN Group Limited, Mobile Telephone Networks Holdings Limited and MTN International (Pty) Limited is 216 14th Avenue, Fairland, Johannesburg, South Africa 2195. The address for MTN International (Mauritius) Limited is c/o Rogers Capital Corporate Services Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. The address for MTN (Dubai) Limited is Unit OT 08-30, OT 08-31, OT 08-32 , OT 08-33 , OT 08-34 , OT 08-35, Level 8, Central Park Offices, Dubai International Financial Centre, P O Box 506735, Dubai, United Arab Emirates. The address for Mobile Telephone Networks (Netherlands) Coöperatieve U.A. and Mobile Telephone Networks (Netherlands) B.V. is Westerdoksdijk 423, 1013 BX Amsterdam, The Netherlands.
(2)	Based solely on a Schedule 13G/A filed with the SEC on February 13, 2023, and information known to the Company (a) Wendel SE may be deemed to beneficially own and has shared voting and dispositive power over 62,975,396 ordinary shares, and (b) Oranje-Nassau Développement S.C.A. FIAR, or OND, may be deemed to beneficially own and has shared voting and dispositive power over 62,975,396 ordinary shares. OND is managed by its general partner Wendel Luxembourg SA ( the “General Partner”). A majority vote of directors is required for any action by the General Partner, and no single director has a veto right. Each of the General Partner and its boards of directors disclaims beneficial ownership of the shares of the Company held by OND. The address for OND is 5, rue Pierre d’Aspelt L1142 Luxembourg. The address for Wendel SE is 89, rue Taitbout, Paris, France, 75009.
(3)	Based solely on a Schedule 13G filed with the SEC on February 15, 2022, Korea Investment Corporation may be deemed to beneficially own and has sole voting power and dispositive power over 21,666,802 ordinary shares. Korea Investment Corporation is a statutory juridical corporation established under the Korea Investment Corporation Act of the Republic of Korea. The address for Korea Investment Corporation is 17F-18F State Tower Namsan, 100 Toegye-ro, Jung-gu, Seoul, 04631, South Korea.
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
(5)	Indicates ownership as of July 15, 2024, the effective date of Mr. Synesael’s resignation from the Company.
(6)	Includes 1,047,404 ordinary shares owned by African Tower Investment Limited over which Mr. El-Rufai has beneficial ownership. The address for Mr. El-Rufai is c/o IHS GCC Limited, Unit 802, Level 8, The Exchange, Dubai International Financial Centre, P.O. Box 506528, Dubai, United Arab Emirates.

As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. To our knowledge, as of February 28, 2025, we had 158, 767, 654 ordinary shares held by six US resident shareholders of record.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.

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

B. Related Party Transactions

The following is a description of related party transactions since January 1, 2024, other than equity and other compensation, termination, change in control and other arrangements with our key management personnel and close members of such individuals’ families, which are described under Item 6.D. “Directors, Senior Management and Employees – Compensation”.

Shareholders’ Agreement

In connection with our IPO, we and certain of our shareholders entered into a shareholders’ agreement (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides certain rights to our shareholders party to it, including rights to designate directors for nomination by our board of directors, request matters to be added to the agenda for shareholder meetings and approval rights with respect to certain proposed actions of the Company.

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

Relationship with MTN Group

One of our shareholders, MTN Group, is a related party of the MTN Customers. We have entered into MLAs separately with each of the MTN Customers in our relevant countries of operation, that expire in December 2032 in Nigeria, March 2033 in Cameroon, April 2033 in Côte d’Ivoire, March 2034 in Zambia, April 2034 in Rwanda and April 2034 in South Africa. In addition to the MLAs, we also enter into SLAs from time to time with the MTN Customers. The MTN Customers accounted for 46%, 4%, 4%, 1%, 2% and 5% of our revenue for the year ended December 31, 2024, respectively.

Teneo

During the year ended December 31, 2023, we entered into an arm’s length agreement for the provision of consulting services from Teneo. Ms. Ursula Burns, one of our directors, is the Chairwoman of the Board of Teneo Worldwide, LLC. The total fees paid to Teneo for the year ended December 31, 2024 were $2,309,009.

Sublease of Office Space

During the year ended December 31, 2023, we entered into an agreement to sub-lease office space from a subsidiary company of Wendel Group. The sub-lease agreement was terminated on May 31, 2024. Under the sub-lease agreement, the Group paid rent and utilities for the year ended December 31, 2024 amounting to $134,631 and was refunded the deposit previous paid of $195,298.

K2022644716 (South Africa) Proprietary Limited

In December 2024, the Group received clearance from the Competition Commission of South Africa for the subscription of 30% of the shares in IHS South Africa Holding Proprietary Limited by SA Tower Holdings Pty Limited (“SATH”), a consortium of B-BBEE parties, and the transaction completed in January 2025. The completion of this transaction satisfies one of the conditions set by the Competition Commission of South Africa, to achieve and maintain certain B-BBEE contributor levels. Capgro Trust, a family trust for the Phuthuma Nhleko family, is the sole shareholder of K2022644716 (South Africa) Proprietary Limited, which holds a 45% stake in SATH. Mr. Phuthuma Nhleko, one of our directors, serves as a trustee of the Capgro Trust.

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

Dividend Policy

We do not anticipate paying any cash dividends on our ordinary shares in the near future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law.

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

Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments. The ability of certain of our subsidiaries to pay dividends, distributions and other transfers is currently restricted by the terms of the 2027 Notes and IHS Holding Notes and certain of our other debt agreements and instruments and may be further restricted by any future indebtedness we or they incur. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

We did not propose or pay dividends in the year ended December 31, 2024.

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

B. Memorandum and Articles of Association

A copy of our Articles is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.7 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form F 1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form F 1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File 333-260317) filed with the SEC on October 18, 2021).
●	Amended and Restated Revolving Credit Agreement, dated as of June 2, 2021, among IHS Holding Limited, as borrower, Citibank, N.A., London Branch as global coordinator, Citibank, N.A., London Branch, Absa Bank Limited (acting through its Corporate and Investment Banking division), Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank Dubai International Financial Centre Branch, regulated by the Dubai Financial Services Authority, as mandated lead arrangers, Citibank Europe Plc, UK Branch, as facility agent, and the financial institutions listed therein as the original lenders (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form F 1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	Amendment Letter to Amended and Restated Revolving Credit Agreement, dated as of September 29, 2021, among IHS Holding Limited, as borrower, Citibank, N.A., London Branch as global coordinator, Citibank, N.A., London Branch, Absa Bank Limited (acting through its Corporate and Investment Banking division), Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank Dubai International Financial Centre Branch, regulated by the Dubai Financial Services Authority, as mandated lead arrangers, Citibank Europe Plc, UK Branch, as facility agent, and the financial institutions listed therein as the original lenders (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form F 1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	Amendment Letter dated September 14, 2022, between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated June 2, 2021 (incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-40876) furnished to the SEC on November 15, 2022 (second Form 6-K)).
●	Amendment and Restatement Agreement dated November 6, 2023 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated June 2, 2021 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-40876) furnished to the SEC on November 14, 2023 (second Form 6-K)).
●	Amendment Letter dated March 21, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated November 6, 2023 (incorporated by reference to Exhibit 99.4 to Form 6-K (File No. 001-40876) furnished to the SEC on May 14, 2024 (second Form 6-K)).
●	Amendment Letter dated April 22, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated November 6, 2023 (incorporated by reference to Exhibit 99.5 to Form 6-K (File No. 001-40876) furnished to the SEC on May 14, 2024 (second Form 6-K)).

●	Amendment Letter dated October 22, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated November 6, 2023 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-40876) furnished to the SEC on November 12, 2024 (second Form 6-K)).
●	Term Loan Facility Agreement, dated October 28, 2022, among IHS Holding Limited, as borrower, Absa Bank Limited (acting through its Corporate and Investment Banking division), Citibank N.A. London Branch, FirstRand Bank Limited (London Bank) acting through its Rand Merchant Bank division, and Standard Chartered Bank, as bookrunner initial mandated lead arrangers, Citibank Europe plc, UK Branch, as facility agent, and the financial institutions listed therein as the original lenders (incorporated by reference to Exhibit 99.4 to Form 6-K (File No. 001-40876) furnished to the SEC on November 15, 2022 (second Form 6-K).
●	Amendment Letter dated October 2, 2023 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated October 28, 2022 (incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-40876) furnished to the SEC on November 14, 2023 (second Form 6-K)).
●	Amendment Letter dated February 5, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated October 28, 2022 (incorporated by reference to Exhibit 4.12 to Form 20-F (File No.001-40876) filed with the SEC on March 12, 2024).
●	Amendment Letter dated March 22, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement, dated October 28, 2022 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No.001-40876) furnished to the SEC on May 14, 2024 (second Form 6-K).
●	Amendment Letter dated April 22, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated October 28, 2022 (incorporated by reference to Exhibit 99.3 to Form 6-K (File No.001-40876) furnished to the SEC on May 14, 2024 (second Form 6-K).
●	Term Loan Facility Agreement, dated January 3, 2023 among IHS Netherlands Holdco B.V. as guarantor, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Access Bank Plc, Ecobank Nigeria Limited, Rand Merchant Bank Nigeria Limited and United Bank for Africa Plc as mandated lead arrangers, Ecobank Nigeria Limited as facility agent, and the financial institutions listed therein as the lenders (incorporated by reference to Exhibit 4.8 to Form 20-F (File No. 001-40876) filed with the SEC on March 28, 2023).
●	Amendment Letter dated February 15, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023 (incorporated by reference to Exhibit 4.13 to Form 20-F (File No. 001-40876) filed with the SEC on March 12, 2024).
●	Amendment Letter dated August 5, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-40876) furnished to the SEC on August 13, 2024 (second Form 6-K)).
●	Amendment Letter dated November 14, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023 (filed as Exhibit 4.6 to this Annual Report on Form 20-F).
●	Amendment Letter dated January 28, 2025 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023 (filed as Exhibit 4.7 to this Annual Report on Form 20-F).

●	Revolving Credit Agreement, dated January 3, 2023 among IHS Netherlands Holdco B.V. as guarantor, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Access Bank Plc, Ecobank Nigeria Limited, Rand Merchant Bank Nigeria Limited and United Bank for Africa Plc as mandated lead arrangers, Ecobank Nigeria Limited as facility agent, and the financial institutions listed therein as the lenders (incorporated by reference to Exhibit 4.9 to Form 20-F (File No. 001-40876) filed with the SEC on March 28, 2023).
●	Amendment Letter dated February 15, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023 (incorporated by reference to Exhibit 4.14 to Form 20-F (File No. 001-40876) filed with the SEC on March 12, 2024).
●	Amendment Letter dated August 5, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-40876) filed with the SEC on August 13, 2024).
●	Amendment Letter dated November 14, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023 (filed as Exhibit 4.11 to this Annual Report on Form 20-F).
●	Amendment Letter dated January 28, 2025 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023 (filed as Exhibit 4.12 to this Annual Report on Form 20-F).
●	Term Loan Facility Agreement, dated March 8, 2024, between, among others, IHS Holding Limited as borrower, Standard Chartered Bank as arranger, and Standard Chartered Bank (Singapore) Limited as the original lender (incorporated by reference to Exhibit 4.15 to Form 20-F (File No. 001-40876) filed with the SEC on March 12, 2024).
●	Amendment Letter dated March 22, 2024 between IHS Holding Limited and Standard Chartered Bank (Singapore) Limited as the original lender, in relation to the Term Loan Facility Agreement, dated March 8, 2024 (incorporated by reference to Exhibit 99.6 to Form 6-K (File No. 001-40876) furnished to the SEC on May 14, 2024 (second Form 6-K)).
●	Amendment Letter dated April 18, 2024 between IHS Holding Limited and Standard Chartered Bank (Singapore) Limited as the original lender, in relation to the Term Loan Facility Agreement, dated March 8, 2024 (incorporated by reference to Exhibit 99.7 to Form 6-K (File No. 001-40876) furnished to the SEC on May 14, 2024 (second Form 6-K)).
●	Amendment Letter dated October 22, 2024 between IHS Holding Limited and Standard Chartered Bank as arranger, in relation to the Term Loan Facility Agreement dated March 8, 2024 (incorporated by reference to Exhibit 99.4 to Form 6-K (File No. 001-40876) furnished to the SEC on November 12, 2024 (second Form 6-K)).
●	Supplemental Indenture, dated as of June 17, 2021, among IHS Netherlands Holdco B.V., as issuer, IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., INT Towers Limited, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Company’s Registration Statement on Form F 1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	Indenture, dated as of November 29, 2021, among IHS Holding Limited., as issuer, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, INT Towers Limited, Nigeria Tower Interco B.V., as guarantors, Lucid Trustee Services Limited, as Trustee, and Citibank N.A. London Branch, as Principal Paying Agent, Transfer Agent and Registrar (incorporated by reference to Exhibit 2.6 to the Company’s Annual Report on Form 20-F/A (File No. 001-40876) filed with the SEC on August 16, 2022).

●	Term Loan Facility Agreement, dated October 7, 2024, between, among others, IHS Holding Limited as borrower, First Rand Bank Limited (acting through its Rand Merchant Bank division) as facility agent and the financial institutions listed therein as mandated lead arrangers and original lenders (incorporated by reference to Exhibit 99.4 to Form 6-K (File No. 001-40876) furnished to the SEC on November 12, 2024 (second Form 6-K)).
●	Indenture, dated as of November 29, 2024, among IHS Holding Limited, as issuer, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V, as guarantors, Kroll Trustee Services Limited, as Trustee, and Citibank N.A. London Branch, as Principal Paying Agent, Transfer Agent and Registrar (filed as Exhibit 2.7 to this Annual Report on Form 20-F).
●	Supplemental Indenture, dated as of November 29, 2024 among IHS Netherlands Holdco B.V., as issuer IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., INT Towers Limited and INT Towers NG Finco 1 Plc, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar (filed as Exhibit 2.8 to this Annual Report on Form 20-F).

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

All dividends received by a UK resident individual holder of ordinary shares from the Company or from other sources will form part of such holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £500 (tax year 2024/25) of taxable dividend income received by the holder of ordinary shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the nil rate band, any excess amount will be taxed at 8.75% (tax year 2024/25) to the extent that the excess amount falls within the basic rate tax band, 33.75% (tax year 2024/25) to the extent that the excess amount falls within the higher rate tax band and 39.35% (tax year 2024/25) to the extent that the excess amount falls within the additional rate tax band.

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

The applicable tax rates for UK resident individual holders of ordinary shares realizing a gain on the disposal of ordinary shares is, broadly, 18% for basic rate taxpayers (tax year 2024/25 for disposals from October 30, 2024) and 24% for higher and additional rate taxpayers (tax year 2024/25 for disposals from October 30, 2024).

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

Based on the composition of the income, assets and operations of the Company and its subsidiaries, the Company does not believe that it currently is or has been a PFIC for the year ending December 31, 2024, and the Company does not expect to be a PFIC in the future. This is a factual determination, however, that can only be made annually after the close of each taxable year. In addition, the principles and methodology used in determining whether a company is a PFIC are subject to ambiguities and different interpretations. Therefore we cannot assure you that the Company will not be classified as a PFIC for the current taxable year. Furthermore, even if the Company is not a PFIC for the current year, the Company may become a PFIC in a future year depending on, for example, the operations of the Company and its subsidiaries.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On June 28, 2024, we adopted our Articles according to our board of directors’ proposal that was approved at our annual general meeting of shareholders.

As a consequence of the adoption of the Articles, (1) our Board was declassified by eliminating its three classes, such that each of our Class I, Class II and Class III directors will be elected for a one-year term to expire at the annual general meeting of shareholders to be held in 2026 and, following that meeting, our Board will no longer be divided into three classes, (2) a shareholder or group of shareholders collectively owning at least 25% in the aggregate of the issued ordinary shares , subject to the terms of the Articles, may requisition in writing a general meeting of shareholders at any time after the annual general meeting of shareholders to be held in 2025 (the “2025 AGM”) and (3) any shareholder owning more than ten percent of the issued ordinary shares and, at any time after the conclusion of the 2025 AGM, any shareholder or group of shareholders owning more than ten percent of the issued ordinary shares, may specify business to be transacted at any general meeting, or nominate directors at any general meeting or annual general meeting, in each case, accordance with the terms of the Articles.

A copy of our Articles is filed as Exhibit 1.1 to this Annual Report. See Item 10.B. “Additional Information—Memorandum and Articles of Association.”

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation and as a result of the material weakness in our internal control over financial reporting described below, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level.

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

Based upon that evaluation and as a result of the material weakness described below, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2024, our internal control over financial reporting was not effective.

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

In connection with the audits of our historical consolidated financial statements, we identified a material weakness in internal control over financial reporting as of December 31, 2024. This material weakness, which is set out below, was previously reported in our annual reports on Form 20-F for the years ended December 31, 2021, 2022 and 2023:

●	Lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions, particularly in the areas of foreign exchange, business combinations and other complex, judgmental areas, such as goodwill impairment assessment.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, as stated in their report which appears herein under Item 18. “Financial Statements”.

Management’s Remediation Activities

During the fiscal year ended December 31, 2024, we continued to take steps to remediate the material weakness and have hired additional qualified accounting and financial reporting personnel and engaged external temporary resources as needed. In addition, we monitored the operation of controls to prevent the future occurrence of similar issues. We have modified and implemented policies and procedures centrally to develop effective internal control through a shared service center along with improvements to controls across the finance function.

During the fiscal year ended December 31, 2024, management completed the design, implementation and testing of newly designed and enhanced controls and determined that, as of December 31, 2024, this material weakness cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, as stated in their report which appears herein under Item 18. “Financial Statements”.

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of IHS Holding Limited at December 31, 2024, and 2023, and for each of the two years in the period ended December 31, 2024, appearing in this Annual Report have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm.

The table below sets out the total amount billed to us by PricewaterhouseCoopers LLP for services performed in the years ended December 31, 2024, and 2023, and breaks down these amounts by category of service:

	2024	2023
	$’000	$’000
Audit Fees	11,918	12,734
All Other Fees	128	123
Total	12,046	12,857

Audit Fees

Audit fees for the years ended December 31, 2024, and 2023 related to the audit of our consolidated and subsidiary financial statements, interim review services and other audit services provided in connection with statutory and regulatory filings or engagements.

All Other Fees

All other fees in the years ended December 31, 2024, and 2023 related to services in connection with non-audit compliance and review work.

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

No shares were repurchased during the fiscal year ended December 31, 2024.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of the Company’s securities that applies to all of our directors, officers, employees, and other covered persons. The Company also follows procedures for the repurchase of its securities. The Company believes that its insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company’s insider trading policy is filed as Exhibit 11.1 to this Form 20-F.

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

Our cybersecurity risk management program is integrated into our overall risk management program, and shares common methodologies, reporting channels and governance processes that apply across the risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include but are not limited to the following:

●	risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;
●	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;
●	cybersecurity awareness training of our employees, including incident response personnel, and senior management;
●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

●	a third-party risk management process for key service providers, based on our assessment of their criticality to our operations and respective risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Risk Factors – “We rely on key information technology systems, which may be vulnerable to physical or digital/ electronic damage, security breaches or cyberattacks that could have a material adverse effect on our reputation as well as our business, prospects, financial condition and/or results of operations.”

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity risks, including oversight of management’s implementation of our cybersecurity risk management program.

The Audit Committee receives regular reports from management on our cybersecurity risks. In addition, management updates the Audit Committee, where it deems appropriate, regarding cybersecurity incidents it considers to be significant or potentially significant.

The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program from time to time. Board members receive presentations on cybersecurity topics from our Group Head of cybersecurity, internal security staff or external experts as part of the Board’s continuing education on topics that impact public companies.

Our information technology function (including our cybersecurity team) are overseen by our management team, and our Chief Information Security Officer reports directly to a member of our management team. Our management team is therefore responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervise both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our Group Head of cybersecurity is a subject matter expert on information security, privacy and IT strategy and management with over 25 years of relevant experience across multiple industries.

Our management team takes steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include: briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT environment.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant	6-K	001-40876	99.1	06/28/2024
2.1	Specimen Ordinary Share Certificate of the Registrant	F-1/A	333-259593	4.1	10/4/2021
2.2	Registration Rights Agreement by and between IHS Holding Limited and certain security holders of IHS Holding Limited	20-F/A	001-40876	2.2	08/16/2022
2.3	Shareholders’ Agreement by and between IHS Holding Limited and certain security holders of IHS Holding Limited	20-F/A	001-40876	2.3	08/16/2022
2.4	Indenture, dated as of September 18, 2019, among IHS Netherlands Holdco B.V., as issuer, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., INT Towers Limited, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar	F-1/A	333-259593	4.4	10/4/2021
2.5	Supplemental Indenture, dated as of June 17, 2021, among IHS Netherlands Holdco B.V., as issuer IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., INT Towers Limited, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar.	F-1/A	333-259593	4.5	10/4/2021
2.6	Indenture, dated as of November 29, 2021, among IHS Holding Limited., as issuer, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, INT Towers Limited, Nigeria Tower Interco B.V., as guarantors, Lucid Trustee Services Limited, as Trustee, and Citibank N.A. London Branch, as Principal Paying Agent, Transfer Agent and Registrar	20-F/A	001-40876	2.6	08/16/2022
2.7

Indenture, dated as of November 29, 2024, among IHS Holding Limited, as issuer, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V, as guarantors, Kroll Trustee Services Limited, as Trustee, and Citibank N.A. London Branch, as Principal Paying Agent, Transfer Agent and Registrar.

						*
2.8

Supplemental Indenture, dated as of November 29, 2024 among IHS Netherlands Holdco B.V., as issuer IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., INT Towers Limited and INT Towers NG Finco 1 Plc, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar.

						*
2.9	Description of Securities					*
4.1†	2021 Omnibus Incentive Plan	F-1/A	333-259593	10.2	10/4/2021
4.2†	Form of Non-Employee Director Restricted Stock Unit Award Agreement	S-8	333-260317	99.3	10/18/2021

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.3

Term Loan Facility Agreement, dated January 3, 2023 among IHS Netherlands Holdco B.V. as guarantor, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Access Bank Plc, Ecobank Nigeria Limited, Rand Merchant Bank Nigeria Limited and United Bank for Africa Plc as mandated lead arrangers, Ecobank Nigeria Limited as facility agent, and the financial institutions listed therein as the lenders.

		20-F	001-40876	4.8	03/28/2023
4.4	Amendment Letter dated February 15, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023	20-F	001-40876	4.13	03/12/2024
4.5	Amendment Letter dated August 5, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023.	6-K	001-40876	99.2	08/13/2024	6-K
4.6

Amendment Letter dated November 14, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023.

						*
4.7

Amendment Letter dated January 28, 2025 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023.

						*
4.8

Revolving Credit Agreement, dated January 3, 2023 among IHS Netherlands Holdco B.V. as guarantor, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Access Bank Plc, Ecobank Nigeria Limited, Rand Merchant Bank Nigeria Limited and United Bank for Africa Plc as mandated lead arrangers, Ecobank Nigeria Limited as facility agent, and the financial institutions listed therein as the lenders

		20-F	001-40876	4.9	03/28/2023
4.9	Amendment Letter dated February 15, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023.	20-F	001-40876	4.14	03/12/2024
4.10	Amendment Letter dated August 5, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023.	6-K	001-40876	99.2	08/13/2024	6-K

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.11

Amendment Letter dated November 14, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023.

						*
4.12

Amendment Letter dated January 28, 2025 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023.

						*
4.13	Amendment and Restatement Agreement dated November 6, 2023 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated June 2, 2021 among IHS Holding Limited, as borrower, Citibank Europe PLC, UK Branch, as facility agent, and the financial institutions listed therein as mandated lead arrangers and original lenders	6-K	001-40876	99.2	11/14/2023
4.14	Amendment Letter dated March 21, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated November 6, 2023.	6-K	001-40876	99.4	05/14/2024
4.15	Amendment Letter dated April 22, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated November 6, 2023.	6-K	001-40876	99.5	05/14/2024
4.16	Amendment Letter dated October 22, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated November 6, 2023	6-K	001-40876	99.3	11/12/2024
4.17	Term Loan Facility Agreement, dated March 8, 2024, between, among others, IHS Holding Limited as borrower, Standard Chartered Bank as arranger, and Standard Chartered Bank (Singapore) Limited as the original lender.	20-F	001-40876	4.15	03/12/2024
4.18	Amendment Letter dated March 22, 2024 between IHS Holding Limited and Standard Chartered Bank (Singapore) Limited as the original lender, in relation to the Term Loan Facility Agreement, dated March 8, 2024.	6-K	001-40876	99.6	05/14/2024
4.19	Amendment Letter dated April 18, 2024 between IHS Holding Limited and Standard Chartered Bank (Singapore) Limited as the original lender, in relation to the Term Loan Facility Agreement, dated March 8, 2024.	6-K	001-40876	99.7	05/14/2024
4.20	Amendment Letter dated October 22, 2024 between IHS Holding Limited and Standard Chartered Bank as arranger, in relation to the Term Loan Facility Agreement dated March 8, 2024	6-K	001-40876	99.4	11/12/2024

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.21	Term Loan Facility Agreement, dated October 7, 2024, between, among others, IHS Holding Limited as borrower, First Rand Bank Limited (acting through its Rand Merchant Bank division) as facility agent and the financial institutions listed therein as mandated lead arrangers and original lenders.	6-K	001-40876	99.2	11/12/2024
8.1	List of Subsidiaries.					*
11.1	Insider Trading Compliance Policy					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.					*
97.1	IHS Group Policy for Recovery of Erroneously Awarded Compensation	20-F	001-40876	97.1	03/12/2024
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.

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

Date: March 18, 2025

By:	/s/ Sam Darwish
Name:	Sam Darwish
Title:	Chief Executive Officer

By:	/s/ Steve Howden
Name:	Steve Howden
Title:	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IHS Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying statements of consolidated financial position of IHS Holding Limited and its subsidiaries (the “Company”) as of December 31, 2024, and 2023, and the related consolidated statements of loss and other comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to a lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue Recognition - Estimates of Amounts Recoverable and Unbilled

As described in notes 2.5, 3.2 (b), 6 and 19 to the consolidated financial statements, revenue is derived from fees paid by customers for services from the colocation business and its ancillary managed services. Total revenues for the year ended December 31, 2024, were $1.7 billion and accrued revenue as of December 31, 2024, amounted to $135.7 million. Initial recognition of revenue is estimated based on an assessment of the recoverability of revenue taking into account the Company’s contractual rights to consideration, its exposure to each customer’s credit risk and management’s practice of managing credit risk exposure through the occasional negotiation of price concessions with customers. Only amounts expected to be recovered at the point of initial recognition are recognized in revenue, and the remainder is considered variable consideration. Recognition of amounts not expected to be recovered is contingent upon the receipt of funds from the customer. The assessment of amounts expected to be recovered is closely aligned with the assessed credit risk of the customer, determined as part of the assessment of expected credit losses made in accordance with the Company’s IFRS 9 expected credit loss policy. Management also estimates revenue for services provided where billing is not completed, including in respect of 1) tower sites coming into service, or changes in customer implemented technologies since the most recent invoicing cycle, and 2) services subject to ongoing negotiation regarding price or other contract interpretation disputes with customers. For each of these scenarios, revenue is accrued based on management’s expectation of the final billable amounts based primarily on historical experience.

The principal considerations for our determination that performing procedures relating to revenue recognition - estimates of amounts recoverable and unbilled is a critical audit matter are the significant judgment and estimation required by management in determining (i) the recoverability of revenue and the related estimate of variable consideration and (ii) the expected outcome of negotiations with customers regarding unbilled and disputed matters. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s assessment of (i) the amounts expected to be recovered, including significant assumptions related to the credit risk of the customer, and (ii) the expected outcome of negotiations with customers.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to occurrence and accuracy of accrued revenue transactions. These procedures also included, among others: (i) inspecting a sample of contracts to evaluate the treatment of unusual terms; (ii) testing management’s process for estimating the variable consideration and the amount of revenue in respect of disputed matters; (iii) evaluating the appropriateness of the methodology used by management; (iv) testing the accuracy and completeness of underlying data used in the calculation of these estimates; (v) evaluating management’s significant assumptions related to customer credit risk and recoverability when estimating the variable consideration assigned to contracts at initial recognition, which included consideration of payment history; and (vi) considering historical experience in collection of amounts where billing is delayed.

Goodwill Impairment

As described in notes 2.9, 2.10, 3.2.(a), 8, 15 and 15.1 to the consolidated financial statements, goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The Company’s goodwill balance as of December 31, 2024, was $403 million. An impairment loss of $87.9 million was recognized in the IHS Latam towers businesses group of cash generating units (CGUs) during the first quarter of 2024. The carrying value of the CGU or group of CGUs containing goodwill is compared to the recoverable amount, which is the higher of its value in use and its fair value less costs of disposal. An impairment loss is recognised for the amount by which the carrying value exceeds the recoverable amount. The recoverable amount of each CGU, or group of CGUs, except for the IHS Latam Tower businesses group of CGUs and the I-Systems CGU was determined based on value in use calculations.  The recoverable amount of the IHS Latam Tower businesses group of CGUs and the I-Systems CGU was determined based on fair value less costs of disposal. The key assumptions to which these recoverable amount calculations are most sensitive are revenue growth assumptions (taking into account growth in tenancies, tenancy ratios and, homes connected for the I-Systems CGU), gross margins excluding depreciation and amortization, terminal growth rates, and pre/post-tax weighted average cost of capital.

The principal considerations for our determination that performing procedures relating to goodwill impairment is a critical audit matter are (i) the significant judgment and estimation required by management when developing the estimated recoverable amount; (ii) the high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth assumptions, gross margins excluding depreciation and amortization, terminal growth rates, and pre/post-tax weighted average cost of capital; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified in relation to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) testing management’s process for developing the estimated recoverable amounts; (ii) evaluating the appropriateness of the value in use and fair value less costs of disposal models used by management; (iii) testing the completeness, accuracy and relevance of underlying data used in the estimate; and (iv) evaluating significant assumptions used by management related to revenue growth assumptions, gross margins excluding depreciation and amortization, terminal growth rates, and pre/post-tax weighted average cost of capital. Evaluating significant assumptions used by management involved determining whether the assumptions used by management were reasonable considering: (i) the current and past performance of the relevant CGUs; (ii) the consistency with external market data; and (iii) whether those assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the pre/post-tax weighted average cost of capital, and terminal growth rate assumptions within management’s models.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

March 18, 2025

We have served as the Company’s auditor since 2017.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE INCOME

		2024	2023	2022
	Notes	$’000	$’000	$’000

Revenue	6	1,711,225	2,125,539	1,961,299
Cost of sales	7	(890,533)	(1,183,306)	(1,157,001)
Administrative expenses	8	(429,818)	(404,783)	(501,175)
Net reversal of loss allowance/(net loss allowance) on trade receivables	8	25	(7,202)	4,446
Other income	9	88,248	404	4,676
Operating income		479,147	530,652	312,245
Finance income	10	33,747	25,209	15,825
Finance costs	11	(2,123,138)	(2,436,511)	(872,049)
Loss before income tax		(1,610,244)	(1,880,650)	(543,979)
Income tax (expense)/benefit	12	(33,957)	(107,528)	75,013
Loss for the year		(1,644,201)	(1,988,178)	(468,966)

Attributable to:
Owners of the Company		(1,632,025)	(1,976,609)	(459,007)
Non-controlling interests	27	(12,176)	(11,569)	(9,959)
Loss for the year		(1,644,201)	(1,988,178)	(468,966)

Loss per share ($) - basic	13	(4.90)	(5.93)	(1.39)
Loss per share ($) - diluted	13	(4.90)	(5.93)	(1.39)

Other comprehensive income:
Items that may be reclassified to income or loss
Exchange gain recycled to income statement on disposal of subsidiary		(98)	—	—
Exchange differences on translation of foreign operations		996,548	970,808	72,661
Other comprehensive income for the year, net of taxes		996,450	970,808	72,661

Total comprehensive loss for the year		(647,751)	(1,017,370)	(396,305)

Attributable to:
Owners of the Company		(592,196)	(1,025,754)	(399,486)
Non-controlling interests		(55,555)	8,384	3,181
Total comprehensive loss for the year		(647,751)	(1,017,370)	(396,305)

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2024	2023
	Notes	$’000	$’000
Non-current assets
Property, plant and equipment	14	1,352,645	1,740,235
Right-of-use assets	14	699,057	886,909
Goodwill	15	403,242	619,298
Other intangible assets	15	673,952	933,030
Deferred income tax assets	16	73,345	63,786
Derivative financial instrument assets	18	29,410	1,540
Trade and other receivables	19	121,033	147,305
		3,352,684	4,392,103
Current assets
Inventories	17	30,746	40,589
Income tax receivable	12	2,250	3,755
Derivative financial instrument assets	18	—	565
Trade and other receivables	19	313,356	607,835
Cash and cash equivalents	20	577,956	293,823
Assets held for sale	14	—	26,040
		924,308	972,607

TOTAL ASSETS		4,276,992	5,364,710

Non-current liabilities
Trade and other payables	21	5,218	4,629
Borrowings	22	3,219,215	3,056,696
Lease liabilities	23	470,476	510,838
Provisions for other liabilities and charges	24	83,876	86,131
Deferred income tax liabilities	16	100,450	137,106
		3,879,235	3,795,400
Current liabilities
Trade and other payables	21	422,500	532,627
Provisions for other liabilities and charges	24	182	277
Derivative financial instrument liabilities	18	10,203	68,133
Income tax payable	12	49,879	75,612
Borrowings	22	128,734	454,151
Lease liabilities	23	82,068	91,156
		693,566	1,221,956

TOTAL LIABILITIES		4,572,801	5,017,356

Stated capital	25	5,403,139	5,394,812
Accumulated losses		(6,925,419)	(5,293,394)
Other reserves	26	1,067,701	8,430
Equity attributable to owners of the Company		(454,579)	109,848
Non-controlling interests	27	158,770	237,506
TOTAL EQUITY		(295,809)	347,354

TOTAL LIABILITIES AND EQUITY		4,276,992	5,364,710

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
						Non-
		Stated	Accumulated	Other		controlling	Total
		capital	losses	reserves	Total	interests	Equity
	Notes	$’000	$’000	$’000	$’000	$’000	$’000

At January 1, 2022		5,223,484	(2,860,205)	(842,911)	1,520,368	223,188	1,743,556
Non-controlling interests arising on business combination	27	—	—	—	—	831	831
Exercise of share options	26	88,469	—	(88,469)	—	—	—
Share-based payment expense	26	—	—	13,423	13,423	—	13,423
Other reclassifications related to share-based payment		—	1,560	(2,835)	(1,275)	—	(1,275)
Total transactions with owners		88,469	1,560	(77,881)	12,148	831	12,979

Loss for the year		—	(459,007)	—	(459,007)	(9,959)	(468,966)
Other comprehensive income		—	—	59,521	59,521	13,140	72,661
Total comprehensive (loss)/income		—	(459,007)	59,521	(399,486)	3,181	(396,305)

At December 31, 2022		5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230

At January 1, 2023		5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230
Shares repurchased and canceled through buyback program	25	(10,037)	—	—	(10,037)	—	(10,037)
Non-controlling interests arising on business combination	27	—	—	—	—	1,922	1,922
Exercise of share options	26	92,896	—	(92,896)	—	—	—
Share-based payment expense	26	—	—	13,168	13,168	—	13,168
Other reclassifications related to share-based payment		—	867	(1,426)	(559)	—	(559)
Total transactions with owners		82,859	867	(81,154)	2,572	1,922	4,494

Loss for the year		—	(1,976,609)	—	(1,976,609)	(11,569)	(1,988,178)
Other comprehensive income		—	—	950,855	950,855	19,953	970,808
Total comprehensive (loss)/income		—	(1,976,609)	950,855	(1,025,754)	8,384	(1,017,370)

At December 31, 2023		5,394,812	(5,293,394)	8,430	109,848	237,506	347,354

At January 1, 2024		5,394,812	(5,293,394)	8,430	109,848	237,506	347,354
Non-controlling interests derecognized on disposal	31	—	—	—	—	(23,181)	(23,181)
Exercise of share options	26	8,327	—	(8,327)	—	—	—
Share-based payment expense	26	—	—	27,769	27,769	—	27,769
Total transactions with owners		8,327	—	19,442	27,769	(23,181)	4,588

Loss for the year		—	(1,632,025)	—	(1,632,025)	(12,176)	(1,644,201)
Other comprehensive income/(loss), net of recycling		—	—	1,039,829	1,039,829	(43,379)	996,450
Total comprehensive (loss)/income		—	(1,632,025)	1,039,829	(592,196)	(55,555)	(647,751)

At December 31, 2024		5,403,139	(6,925,419)	1,067,701	(454,579)	158,770	(295,809)

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

CONSOLIDATED STATEMENT OF CASH FLOWS

		2024	2023	2022
	Notes	$’000	$’000	$’000
Cash flows from operating activities
Cash from operations	29	775,856	902,923	966,874
Income taxes paid	12	(38,629)	(45,411)	(51,245)
Payment for rent		(7,827)	(3,716)	(7,983)
Payment for tower and tower equipment decommissioning	24	(95)	(343)	(343)
Net cash from operating activities		729,305	853,453	907,303

Cash flows from investing activities
Purchase of property, plant and equipment		(235,169)	(464,897)	(378,521)
Payment in advance for property, plant and equipment		(29,864)	(111,065)	(165,154)
Purchase of software and licenses		(3,980)	(22,811)	(15,695)
Consideration paid on business combinations, net of cash acquired	31	—	(4,486)	(735,740)
Proceeds from sale of subsidiaries, net of cash disposed	31	118,960	—	—
Proceeds from disposal of property, plant and equipment		26,706	2,919	1,826
Insurance claims received		73	321	2,100
Interest received	10	18,660	25,008	15,170
Deposit of short-term deposits		(43,660)	(183,400)	(512,105)
Refund of short-term deposits		211,453	36,162	270,831
Net cash from/(used in) investing activities		63,179	(722,249)	(1,517,288)

Cash flows from financing activities
Transactions with non-controlling interests		—	—	11
Shares repurchased and canceled through buyback program	25	—	(10,037)	—
Proceeds received from issuance of borrowings (net of transaction costs)	22	2,208,375	986,604	1,263,272
Repayment of borrowings	22	(2,149,307)	(689,940)	(506,504)
Fees on borrowings and derivative instruments		(10,558)	(19,441)	(19,911)
Interest paid	22	(326,984)	(299,029)	(234,567)
Payment for the principal portion of lease liabilities	23	(55,233)	(72,854)	(76,629)
Interest paid for lease liabilities	23	(66,041)	(58,443)	(36,178)
Margin received on non-deliverable forwards		—	—	12,854
Interest/premium paid on derivative instruments		(8,834)	—	(910)
Net (loss)/gain settled on derivative instruments		(22,414)	839	(3,197)
Net cash (used in)/from financing activities		(430,996)	(162,301)	398,241

Net increase/(decrease) in cash and cash equivalents		361,488	(31,097)	(211,744)
Cash and cash equivalents at beginning of year		293,823	514,078	916,488
Exchange differences		(77,355)	(189,158)	(190,666)
Cash and cash equivalents at end of year	20	577,956	293,823	514,078

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.General information

These consolidated financial statements are the financial statements of IHS Holding Limited (the “Company”) and its subsidiaries (together hereafter referred to as “the Group” or “IHS”). IHS Holding Limited is incorporated in the Cayman Islands under the Companies Act (as amended) as an exempted company with limited liability. The Company is domiciled in the Cayman Islands and the address of its registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

IHS is principally involved in providing infrastructure for the telecommunications industry. The consolidated financial statements are presented in U.S. dollars ($) and all amounts are rounded to the nearest thousand, except where otherwise indicated.

These consolidated financial statements have been authorized for issue on March 17, 2025, by the Board of Directors.

2.Summary of material accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1Basis of preparation

The consolidated financial statements of IHS have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS® Accounting Standards”).

The consolidated financial statements have been prepared on a historical cost basis except as indicated for certain financial assets and liabilities (including derivative financial instruments) that have been measured at fair value.

In management’s opinion, the accompanying consolidated financial statements contain all necessary adjustments, consisting solely of normal recurring adjustments, necessary for a fair statement of its consolidated financial position as of December 31, 2024, and 2023. These also fairly reflect the results of operations for the twelve months ended December 31, 2024, 2023, and 2022, as well as the consolidated cash flows and consolidated statement of changes in equity for the same periods. Certain amounts related to financial instruments in the prior period consolidated statement of loss and other comprehensive income, consolidated statement of financial position, and consolidated statement of cash flows have been reclassified to conform to the current year presentation.

2.1.1Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those of the previous financial year, except the new standards, amendments and interpretations adopted by the Group during the year.

(a)New standards, amendments and interpretations adopted by the Group

The Group has applied the following standards, amendments and interpretations for the first time for its annual reporting period commencing January 1, 2024:

●	Classification of Liabilities as Current or Non-current - Deferral of Effective Date (Amendment to: IAS 1 Presentation of Financial Statements (“IAS 1”);
●	Non-current Liabilities with Covenants Amendments to: IAS 1;
●	Lease Liability in a Sale and Leaseback Amendments to: IFRS 16 Leases (“IFRS 16”);
●	Supplier finance arrangements - Amendments to: IAS 7 Statement of Cash Flows (“IAS 7”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”);

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

●	Climate-related Commitments (IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”));
●	Payments Contingent on Continued Employment during Handover Periods (IFRS 3 Business Combinations (“IFRS 3”)); and
●	Disclosure of Revenues and Expenses for Reportable Segments (IFRS 8 Operating Segments (“IFRS 8”)).

Refer to note 5 for the updated disclosures related to the Disclosure of Revenues and Expenses for Reportable Segments.

Other than the above, none of the above had a material effect on the Group’s financial statements.

(b)New standards, amendments and interpretations not yet adopted by the Group

Certain new accounting standards, interpretations and amendments have been published that are not effective for December 31, 2024, reporting period and have not been early adopted by the Group. These are as follows:

●	Lack of Exchangeability (Amendments to: IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”));
●	Presentation and Disclosure in Financial Statements (IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”)) ;
●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to: IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7); and
●	Contracts Referencing Nature-dependent Electricity (Amendments to: IFRS 9 and IFRS 7).

The Company is in the process of analyzing the impact of the above.

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

(b)Business acquisitions

For acquisitions that meet the definition of a business combination, the Group applies the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. Any excess of the purchase price paid by the Group over the amounts recognized for assets acquired and liabilities assumed is recorded as goodwill and any acquisition related costs are expensed as incurred. The Group recognizes any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

The consideration transferred for the acquisition comprises the fair value of the assets transferred, liabilities incurred, equity interests issued by the Group and any contingent consideration. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as of the date of acquisition. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

If the Group gains control in a business combination in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date; any gains or losses arising from such remeasurement are recognized in income or loss.

Where the Group acquires a portfolio of tower assets and associated revenue contracts judgment is required in determining whether the transaction meets the definition of a business combination. The Group makes this judgment on a case by case basis taking into account the specific facts and circumstances of each transaction including the substance of other elements of the transactions such as transferred systems, processes, workforce and novated supplier contracts.

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

(d)	Assets held for sale

The Group classifies non-current assets and assets and liabilities within a disposal group (“disposal group”) as held for sale if the disposal group is available for sale immediately, the sale is being actively marketed, management is committed to a plan to sell the assets under usual terms, the sale is highly probable and the sale is expected to be completed within 12 months from the date of classification. The Group will not depreciate or amortize assets while it is part of a disposal group classified as held for sale.

(e)	Disposals

The difference between the carrying value of the net assets disposed of and the fair value of consideration received is recorded as a gain or loss on disposal. Foreign exchange translation gains or losses relating to subsidiaries that the Group has disposed of and that have previously been recorded in other comprehensive income or expense are also recognized as part of the gain or loss on disposal.

2.3Segment reporting

Operating segments are components of IHS’ business activities about which separate financial statements are available and reported internally to the chief operating decision maker. The Group’s Executive Committee has been identified as the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

The Group’s Executive Committee currently consists of the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”), the General Counsel, the IHS Nigeria CEO and the Chief Human Resource Officer.

Where operating segments share similar characteristics, they are aggregated into reportable segments. For the current year, the Group has identified four reportable and operating segments as follows: Nigeria, Sub Saharan Africa (“SSA”), Middle East and North Africa (“MENA”) and Latin America (“Latam”). Following the disposal of IHS Kuwait in December 2024, MENA will not be a reportable segment for the year ended December 31, 2025 and onwards.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

2.4Foreign currency translation

(a)Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in U.S. dollars.

(b)Exchange rates

The Group assesses the appropriate exchange rate to use for financial reporting purposes taking into account relevant factors. Such factors includes access to those rates in the future to meet payments or dividends, any existence of multiple exchange rates, available rates in official markets for settlement of transactions, etc.

The Group uses the USD/NGN rate published by Bloomberg for the translation of USD transactions and denominated balances in the Nigerian subsidiaries and also for consolidation purposes.

(c)Transactions and balances

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in income or loss. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the consolidated statement of loss and other comprehensive income within finance income or finance cost. Foreign exchange gains and losses that relate to other monetary items are presented in the consolidated statement of loss and other comprehensive income within cost of sales, administrative expense and other income as appropriate.

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

The results and financial position of all the Group entities (none of which has the currency of a hyper inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
●	income and expenses for each statement of income/loss and other comprehensive income/loss are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
●	all resulting exchange differences are recognized in other comprehensive income/loss.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

2.5Revenue recognition

Our revenue is derived from fees paid by our customers for services from our colocation business and its ancillary managed services.

The colocation business involves the lease of space on IHS owned and leased towers and our fixed copper and fiber network infrastructure, which are shared by various operators and data service providers. Revenue is generated on towers either from anchor tenants (original tenants on towers) or colocation tenants (subsequent tenants) when they install equipment on towers and on cable and fiber networks from tenants when they use the fixed network infrastructure to provide connectivity to/from towers or to provide broadband services to their customers. A portion of colocation arrangements for the rental of space on the towers, other assets on tower sites on which the use of space is dependent and the use of fixed copper and fiber network infrastructure dedicated to an individual customer is within the scope of IFRS 16. A portion of colocation arrangements for the provision of services, energy charges and use of shared fixed copper and fiber network infrastructure is within the scope of IFRS 15 as a provision of service. The Group also offers ancillary services to manage tenant operations of existing customers on a limited basis. Revenue from such managed services is within the scope of IFRS 15.

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

Revenue also includes estimates for services provided where billing is not completed, including in respect of (1) tower sites coming into service, or changes in customer implemented technologies since the most recent invoicing cycle and (2) services subject to ongoing negotiation regarding price or other contract interpretation disputes with customers. For each of these scenarios, revenue is accrued based on management’s expectation of the final billable amounts based primarily on historical experience.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

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

On initial recognition of revenue, the Group assesses the recoverability of revenue taking into account our contractual rights and obligations to consideration, our exposure to our customer’s credit risk and our practice of managing credit risk exposure through the occasional negotiation of price concessions with customers and recognizes the revenue, in respect of satisfied performance obligations, which is expected to be recovered. Recognition of amounts not expected to be recovered is considered variable consideration and is contingent upon the receipt of funds from the customer (see note 3.2(b)). The assessment of amounts expected to be recovered are closely aligned with the assumed credit risk of the customer, determined as part of the assessment of expected credit losses made in accordance with the Group’s IFRS 9 expected credit loss policy as described in note 2.12.4.

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

Revenue is recognized in the accounting period in which the services are rendered by reference to the stage of completion based on the terms of each contract. Services revenues are derived under contracts or arrangements with customers that provide for billings either on a fixed price basis or a variable price basis, which includes factors such as time and expenses. Revenues are recognized as services are performed. Amounts billed or received for services prior to being earned are deferred and reflected in deferred revenue in the accompanying consolidated statement of financial position until the criteria for recognition have been met.

2.6Leases

The Group is a lessee of various assets, comprising land and buildings, towers, equipment and motor vehicles. The determination whether an arrangement is, or contains, a lease is based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The following sets out the Group’s lease accounting policy for all leases with the exception of leases with low-value (i.e. < $5,000) and short-term of less than 12 months for which the Group has taken the exemption under the standard and are expensed to income or loss as incurred.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

(a)Lease assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use under the contract). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date (which do not form part of the lease liability value at the commencement date). Right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term.

The right-of-use assets are tested for impairment in accordance with IAS 36 Impairment of Assets (“IAS 36”).

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised and any periods covered by an option to terminate the lease, if it is reasonably certain that the termination options will not be exercised. The Group has the option under some of its leases to lease the assets for additional periods of up to 10 years. The Group applies judgment in evaluating whether it has a unilateral option to renew the lease for a further period and is reasonably certain to exercise the option to renew (note 3). That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew.

After initial recognition of a lease, the Group only reassesses the lease term when there is a significant event or a significant change in circumstances, which was not anticipated at the time of the previous assessment. Significant events or significant changes in circumstances could include merger and acquisition or similar activity, legal or regulatory changes or detailed management plans indicating a different conclusion on optional periods to the previous assessment. Where a significant event or significant change in circumstances does not occur, the lease term and therefore, the lease liability and right-of-use asset value, will decline over time.

Lease modifications that increase the scope of a lease by adding the right to use one or more underlying assets in return for consideration commensurate with the stand-alone price for the additional lease components are treated as separate leases. If a lease modification decreases the scope of the lease, the Group remeasures both the right-of-use asset and the lease liability and recognises any gain or loss in the income statement. Other lease modifications result in a remeasurement of the lease liability with an adjustment to the right-of-use asset. Remeasured lease liabilities are discounted at the modification date using a current discount rate.

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

Due to the nature of our leased assets the interest rate implicit in the lease is usually not readily determinable, the Group therefore uses the incremental borrowing rate in calculating the present value of lease payments at the lease commencement date. The incremental borrowing rate is calculated using a series of inputs, including: a local currency cost of debt for each country based on local borrowing (or where not available, an inflation adjusted USD cost of debt which encompasses the country specific adjustment), an adjustment for the duration of the referenced borrowings to arrive at an interest rate for a one-year facility, and an adjustment for the lease term based on local government, US or Eurozone bond yields, as appropriate in the context of each country’s debt markets.

The finance cost is charged to income or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term or a change in the in-substance fixed lease payments.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

2.7Interest income

Interest income is recognized in income or loss and is calculated using the effective interest method as set out in IFRS 9.

2.8Property, plant and equipment

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

Where an asset is replaced, the carrying amount of the replaced asset is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Freehold land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Towers and tower equipment Base station towers (including civil costs and overheads)
• Base station equipment (including civil costs and overheads)	10-20 years
• Base station equipment (other equipment)	15 years
• Base station equipment (rectifier and solar power)	10 years
• Base station equipment (alarm and battery)	3-5 years
• Base station equipment (generator & generator overhaul)	1-5 years
• Base station equipment (base transmission equipment)	8-10 years
Fiber assets
• Fixed line network equipment (including civil works, duct system, cable system and survey costs)	25 years
• Outdoor cabinet	10 years
Land and buildings, furniture and office equipment, and motor vehicles
• Office complex	40 years
• Furniture and office equipment	3 years
• Motor vehicles	4 years

Asset residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period. Where an indication of impairment exists, an asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income or loss for the period. The Group assesses its property, plant and equipment for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at the end of every reporting period. Such indicators could include changes in the Group’s business plans, changes in diesel prices, evidence of physical damage and technological changes and impacts of obsolescence including those driven by climate change.

2.9Intangible assets and goodwill

Goodwill arises on the acquisition of businesses and represents the excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interests recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in income or loss.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at or below the operating segment level. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU, or group of CGUs, containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(a)Network and customer-related intangible assets

Network related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer-related intangible assets represent customer contracts and relationships. Network and customer-related intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Network and customer-related intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of network and customer-related intangible assets over their estimated useful lives of 14-35 years (2023: 14-35 years, 2022: 14-34 years) and 5-41 years (2023: 5-41 years, 2022: 5-41 years) respectively. The remaining amortization period for network and customer-related assets are between 2-31 years (2023: 3-32 years, 2022: 4-33 years) and 18-38 years (2023: 19-39 years, 2022: 20-40 years) respectively.

(b)Licenses

Separately acquired licenses are shown at historical cost. Licenses acquired in a business combination are recognized at fair value at the acquisition date. Licenses have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives of 3-15 years (2023: 3-15 years, 2022: 3-15 years).

(c)Computer software

Costs associated with maintaining computer software programs are recognized as expenses as incurred. Acquired computer software licenses are capitalized at the cost incurred to acquire and bring into use the software. Amortization is calculated using the straight-line method over their estimated useful lives of three to five years.

2.10Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired (note 3). Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.11Inventories

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

2.12Financial assets

2.12.1Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income (OCI) or through income or loss); and
●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

2.12.2Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

2.12.3Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs directly attributable to financial assets carried at FVPL are expensed in income or loss.

a)Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group measures its debt instruments at amortized cost as assets are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in income or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated statement of loss and other comprehensive income.

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are reflected within borrowings in current liabilities in the consolidated statement of financial position.

b)Equity instruments

The Group subsequently measures all equity investments at fair value. The Group has elected to present fair value gains and losses on equity investments in OCI. There is no subsequent reclassification of fair value gains and losses to income or loss following the derecognition of the investment.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

2.12.4Impairment

The Group adopted the simplified approach and evaluates each customer individually for the purpose of estimating the impairment at the reporting date rather than using a portfolio approach. The Group has limited history of losses and given the short duration of receivables, the Group uses the experienced credit judgment (ECJ) approach to estimate the impairment of trade receivables in accordance with the expected credit loss (ECL) requirement of IFRS 9.

The ECJ approach assesses the credit risk of the customer at the reporting date to evaluate the customer’s capacity to meet its contractual cash flow obligations in the near term and combines this with an evaluation of the impact of changes in economic and business conditions on the customer’s ability to pay.

2.12.5Cash and cash equivalents

Cash and cash equivalents comprise of cash balances and bank deposits with an original maturity of three months or less, which are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

2.13Financial liabilities

2.13.1Classification

The Group’s financial liabilities are classified at amortized cost. Financial liabilities are recognized initially at fair value and net of directly attributable transaction costs. The Group’s financial liabilities are borrowings and trade and other payables.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the consolidated statement of loss and other comprehensive income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are derecognized from the consolidated statement of financial position when the obligation specified in the contract is discharged, canceled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statement of loss and other comprehensive income as other income or finance costs. Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in the consolidated statement of loss and other comprehensive income, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

Borrowings are classified as current liabilities unless the Group has a right to defer settlement of the liability for at least 12 months after the reporting period.

2.14Derivative financial instruments

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Where we have an obligation to purchase non-controlling interests that will be settled for a variable number of own shares, rather than cash, another financial asset, or a fixed number of shares, our policy is to treat this as a derivative transaction and measure it at fair value and any change to fair value is recognized in income or loss.

2.15Embedded derivatives

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

An embedded derivative is only separated and reported at fair value with gains and losses being recognized in the consolidated statement of loss and other comprehensive income when the following requirements are met:

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

A significant portion of the Group’s Contracted Revenue pricing is denominated in U.S. dollars and the amount of local currency due is determined by reference to the U.S. dollar amount invoiced, translated at the spot rate or an average rate to the respective subsidiary. This represents an embedded foreign currency derivative in a host contract.

Management’s judgment is that where fees that are priced in USD are translated to local currency at the time of billing using a liquid market exchange rate, derivatives are not bifurcated as of the time the contracts are entered into. They are considered closely related to the host contract since they are denominated in a currency that is commonly used in the regions that the Group operates in (U.S. dollar being a relatively stable and liquid currency that is commonly used for pricing in local business transactions and trade).

Where fees priced in USD are translated to local currency at the time of billing using a fixed, pre-determined exchange rate, or an exchange rate which is not referenced to a liquid market exchange rate, derivatives are bifurcated at the time the contracts are entered into.

2.16Current and deferred income tax

(a)Deferred income tax

Deferred income tax is recognized in full, using the liability method, on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is crystallized.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Deferred income tax liabilities are not recognized if they arise from initial recognition of goodwill on a business combination. The initial recognition exemption is not applied for transactions that give rise to equal taxable and deductible temporary differences, for example leases within the scope of IFRS 16 and decommissioning provisions.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

(b)Current income tax

Current income tax is recognized in income or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

2.17Employee benefits

(a)Defined contribution schemes

The Group operates a number of defined contribution plans which are funded by contributions from the Group and the employees based on the law ruling in each country. The amounts contributed by the Group are recognized as employee benefit expenses and are charged to income or loss in the period to which the contributions relate. The Group has no further payment obligation once the contributions have been paid. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payment is available.

(b)Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(c)Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in the consolidated statement of loss and other comprehensive income in the period in which they arise.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

2.18Share-based payments

The Group operates a number of equity settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Company. Equity settled share-based payment obligations granted to employees are measured at their fair value (at the date of grant or the date of amendment in the case of modification of terms) and the fair value is recognized as an expense in income or loss, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions (for example, profitability, sales growth targets are expected to be met), such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

In the event of a modification of the terms of the equity instruments, if the fair value of the new amended instruments is greater than the fair value of the original instruments as of the modification date, then for options vested at the modification date, the incremental fair value is recognized in income or loss immediately and for unvested options, the incremental amount is recognized in income or loss over the remaining vesting period.

In prior periods, and up to July 10, 2019, the share-based compensation plans operated by the Group were classified and accounted for as cash-settled instruments. Options were measured at their fair value (at the date of grant) and the fair value was recognized as an expense in income or loss with a corresponding liability recognized. Cash settled share-based payment liabilities were remeasured at the end of each reporting period up to the date of settlement, with any changes in fair value recognized in income or loss. At the end of each reporting period and up to July 10, 2019, the Group revised its estimates of the number of options that were expected to vest based on the non-market vesting conditions and service conditions and recognized the impact of the revision to original estimates, if any, in income or loss, with a corresponding adjustment to liability. Refer to note 28 for further information.

To the extent that the Group grants shares or share options in a subsidiary in a B-BBEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is recognized as a share-based payment expense in the consolidated statement of loss and other comprehensive income. If there are no vesting conditions, then the expense is recognized in full at the grant date.

2.19Decommissioning and site restoration obligations

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

3.Critical accounting estimates and judgments

The preparation of consolidated financial statements requires management to make certain judgments, accounting estimates and assumptions that affect the amounts reported for the assets and liabilities as of the end of the reporting period and the amounts reported for revenues and expenses during the year. The nature of the estimation means that actual outcomes could differ from those estimates. The key sources of judgment and estimation uncertainty that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities are discussed below.

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are as follows:

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

3.1Key accounting judgments

(a)Going Concern

A number of the Group’s operating markets have seen higher interest rates and inflation during 2024 and there was a significant devaluation of the Nigerian Naira in January 2024. In addition, ongoing geopolitical conflicts and wars have impacted global diesel prices as well as the supply chain for raw materials such as steel and for equipment, including batteries.

The below table outlines Management’s assessment of and response to the main risks arising from the current global macro-economic conditions. These risks inherently impact the significant judgments and estimates made by management.

	Assessment	Risk discussion and response
Revenue and profitability	• Limited impact on revenue collections thus far. • Customers continue to perform, and we have not experienced significant deterioration in payments.

•

The Group has long-term revenue contracts with its customers amounting to approximately $12.0 billion in Contracted Revenue.

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

•

The Group has continued to invest in capital expenditure which supports revenue growth. The Group will make targeted investments in capital expenditure relating to revenue growth during 2025.

•

Customer revenue contracts include FX reset functions, including on Nigerian Naira contracts.

Liquidity	• Sufficient liquidity is available. • No current impact on going concern.

•

The Group has cash and cash equivalents of $578 million as of December 31, 2024, and undrawn facilities at IHS Holding level of $300 million.

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

•

While there was a reduction in U.S. dollar liquidity in the Nigerian market, we were still able to source U.S. dollars locally to fund our U.S. dollar requirements during the year. We noted an improvement in U.S. dollar liquidity towards the end of the year but this may not continue.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Due to the uncertainty in the Naira exchange rate to the U.S. dollar we will continue to assess the situation. As part of their regular assessment of the Group’s liquidity and financing position, the Directors have prepared detailed forecasts for a period which extends beyond 12 months after the date of approval of these consolidated financial statements. In assessing the forecasts, the Directors have considered:

●	the current economic conditions in the operating markets and how those impacts trading;
●	the impact of macroeconomic factors, particularly interest rates and foreign exchange rates;
●	the status of the Group’s financial arrangements (see also note 22);
●	mitigating actions available should business activities fall behind current expectations; and
●	additional sensitivity analysis under a stressed scenario to assess the impact of a severe but plausible downside case.

Whilst inherently uncertain, and we expect some impact to our operations and performance, we currently do not believe that the ongoing uncertainty with the Naira exchange rate will directly have a material adverse effect on our financial condition or liquidity for the foreseeable future, given the contractual revenue resets. Having carefully considered this and the other factors noted above, the Directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for at least 12 months from the date of issuance of these consolidated financial statements and to operate within the covenant levels of its current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing the consolidated financial statements.

(b)Determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised and any periods covered by an option to terminate the lease, if it is reasonably certain that the termination options will not be exercised.

The Group has the option under some of its leases to lease the assets for additional periods of up to 10 years. The Group applies judgment in evaluating whether it has a unilateral option to renew the lease for a further period or is otherwise provided that option under the laws governing the lease agreement and is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal or for the landlord to accept a renewal, including the nature of the underlying asset, the availability of a similar asset in a similar location, and the expected business impact or relocating its towers. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its intention or ability to exercise (or not to exercise) the option to renew.

3.2Key accounting estimates

(a)Goodwill impairment

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.10.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

In determining value in use the Group makes estimates and assumptions concerning the future. The assumptions adopted in the computation of the value in use are considered reasonable to the circumstance of each CGU or group of CGUs. The resulting accounting estimates will, by definition, seldom equal the related actual results. Such estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(b)Revenue recognition - Variable consideration

Initial recognition of revenue is estimated based on an assessment of the recoverability of revenue taking into account our contractual rights to consideration, our exposure to our customer’s credit risk and our practice of managing credit risk exposure through the occasional negotiation of price concessions with customers. Only amounts expected to be recovered at the point of initial recognition are recognized in revenue, and the remainder is considered variable consideration (see note 2.5(a)). Recognition of amounts not expected to be recovered is contingent upon the receipt of funds from the customer. The assessment of the amounts expected to be recovered is closely aligned with the assessed credit risk of the customer, determined as part of the assessment of expected credit losses made in accordance with the Group’s IFRS 9 expected credit loss policy as described in note 2.12.4.

A 10-percentage point change in management’s estimate of the amount of variable consideration that will eventually be received would alter revenue recognized by approximately $10.1 million (2023: $25.5 million, 2022: $17.4 million).

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

(a)Derivative instruments

Derivatives are only used for economic hedging purposes and not as speculative investments. Derivatives do not meet the criteria for hedge accounting and are therefore classified as financial instruments through fair value through profit or loss.

●	Non-deliverable forwards (NDFs): The calculation of the NDFs fair value is based on the difference between the contracted exchange rate and the anticipated spot exchange rate as of the relevant period. The gain or loss at the settlement date is calculated by taking the difference between the agreed upon contract exchange rate (NGN/USD) and the spot rate at the time of settlement, for an agreed upon notional amount of funds.
●	Embedded options within listed bonds: Where issued fixed maturity borrowings include embedded options which allow early redemption at the option of the issuer and holder upon the occurrence of specified events these are separated from the host contract and accounted for as derivatives at fair value through profit or loss. The calculation of the fair value uses option valuation techniques.
●	Interest rate caps: The calculation of fair value is based on option valuation techniques and recognized at fair value through profit and loss.
●	Foreign Exchange Swaps: The calculation of the Swaps fair value is based on the difference between the contracted exchange rate and the anticipated spot exchange rate as of the relevant period. The gain or loss at the settlement date is calculated by taking the difference between the agreed upon contract exchange rate (NGN/USD) and the spot rate at the time of settlement, for an agreed upon notional amount of funds.

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

●Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures other than the U.S. dollar. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

The Group is exposed to risks resulting from fluctuations in foreign currency exchange rates. A material change in the value of any such foreign currency could result in a material adverse effect on the Group’s cash flow and future income. The Group is exposed to foreign exchange risk to the extent that balances and transactions are denominated in a currency other than the functional currency in which they are measured.

In managing foreign exchange risk, the Group aims to reduce the impact of short-term fluctuations on earnings. The Group has no export sales, but it has customers that are either contracted using fees quoted in U.S. dollars or other foreign currencies, but with foreign exchange indexation. The Group’s significant exposure to currency risk relates to its loan facilities that are mainly in foreign currencies. The Group manages foreign exchange risk through the use of derivative financial instruments such as currency swaps and forward contracts. The Group monitors the movement in the currency rates on an ongoing basis.

Currency exposure arising from assets and liabilities denominated in foreign currencies is managed primarily by setting limits on the percentage of net assets that may be invested in such deposits.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Sensitivity analysis

The impact on the Group’s loss if the exchange rate of the U.S. dollar weakened or strengthened compared to the following currencies, with all other variables held constant is as follows. The rate of change was determined by an assessment of a reasonable or probable change in the exchange rate being applied as of December 31. The impact is based on external and intercompany loans.

		Effect on	Effect on	Effect on	Effect on	Effect on	Effect on
	Effect on	Rwandan	Nigerian	Zambian	South African	Brazilian	Kuwaiti
	Euro	Franc	Naira	Kwacha	Rand	Real	Dinar
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2024
Rate of change	10%	10%	10%	10%	10%	10%	n/a
Effect of U.S. dollar weakening on loss	(16,039)	(953)	(214,236)	(15,130)	(17,523)	—	n/a
Effect of U.S. dollar strengthening on loss	16,039	953	214,236	15,130	17,523	—	n/a

2023
Rate of change	10%	10%	10%	10%	10%	10%	10%
Effect of U.S. dollar weakening on loss	(21,911)	(1,311)	(255,956)	(16,038)	(3,996)	—	(1,047)
Effect of U.S. dollar strengthening on loss	21,911	1,311	255,956	16,038	3,996	—	1,047

2022
Rate of change	7%	7%	7%	7%	7%	7%	7%
Effect of U.S. dollar weakening on loss	(13,153)	(4,402)	(165,880)	(15,528)	(2,809)	(18,898)	(648)
Effect of U.S. dollar strengthening on loss	13,153	4,402	165,880	15,528	2,809	18,898	648

This analysis excludes the natural hedging arising from contracts with customers in the Nigeria, Zambia and Rwanda operations, which are either wholly or partly linked to the U.S. dollar exchange rate. It is, however, impracticable to incorporate the impact of this U.S. dollar component in the above analysis due to the complexity of the contracts and the timing of any devaluation event.

The Group is exposed to foreign exchange exposure that arises on intercompany loans denominated in U.S. dollars and Euro at a subsidiary level as a result of loan revaluations in local functional currency at period ends. The balances, as translated into USD, of the foreign denominated intercompany loans in the local books of the subsidiaries are as follows:

	Nigerian	Rwandan	Zambian	South African	Kuwaiti
	Naira	Franc	Kwacha	Rand	Dinar	U.S. Dollar
	$’000	$’000	$’000	$’000	$’000	$’000
2024
U.S. dollar loan	2,135,507	9,528	89,123	—	—	—
Euro loan	—	—	—	—	—	84,916

2023
U.S. dollar loan	2,240,110	13,108	79,081	39,956	10,473	—
Euro loan	—	—	—	—	—	214,271

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

The summary of quantitative data about the Group’s exposure to foreign exchange risk (balances excluding intercompany balances, and in currencies other than the local functional currency) is as follows:

	2024	2023
	$’000	$’000

Trade receivables	7,338	7,330
Cash and cash equivalents	20,398	50,132
Trade payables	(5,269)	(44,835)
Borrowings	(319,738)	(405,592)
Net exposure	(297,271)	(392,965)

●Interest rate risk

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

The impact on the Group’s post-tax loss if the interest rates increased or decreased by 1% (2023: 1%, 2022: 1%) is as follows:

	2024	2023	2022
	$'000	$'000	$'000

Effect of 1% (2023 and 2022: 1%) increase on post-tax loss	11,999	11,412	6,345
Effect of 1% (2023 and 2022: 1%) decrease on post-tax loss	(11,934)	(11,423)	(6,846)

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

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period is as follows:

	2024	2023
	$’000	$'000

Other receivables (note 19)	44,434	317,452
Derivative financial instrument assets (note 18)	29,410	2,105
Trade receivables (net) (note 19)	220,893	212,323
Cash and cash equivalents (note 20)	577,956	293,823
	872,693	825,703

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

No impairment allowance is recorded at December 31, 2024, in respect of cash and cash equivalents and other receivables (2023: $nil). Derivative financial instruments are carried at fair value through profit or loss. Any fair value gains or losses are recognized in income or loss during the period.

Credit ratings

The Group works with approved banks and financial institutions which it believes are financially sound, including by reference to their external ratings.

The credit ratings of the Group’s other receivables at December 31, 2024, and 2023, are based on publicly reported Fitch ratings:

	2024	2023
	$’000	$'000
Other receivables
AAA	1,569	22,485
A	123	—
B	15,071	259,702
BBB-	79	—
C	10	—
Not rated	27,582	35,265
	44,434	317,452

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

	Internal Credit rating
	First tier	Second tier	Total
	$'000	$'000	$'000
2024
Accrued Revenue	134,223	1,442	135,665
Not due	22,524	1,628	24,152
0-30 days	18,762	8,564	27,326
31-60 days	7,617	1,392	9,009
61-90 days	4,409	2,043	6,452
Over 90 days	11,116	23,512	34,628
Gross trade receivables	198,651	38,581	237,232
Impairment allowance	(4,854)	(11,485)	(16,339)
Net trade receivables	193,797	27,096	220,893

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

	Internal Credit rating
	First tier	Second tier	Total
	$'000	$'000	$'000
2023
Accrued Revenue	86,683	99	86,782
Not due	57,540	4,031	61,571
0-30 days	17,632	2,240	19,872
31-60 days	15,072	4,532	19,604
61-90 days	1,128	4,213	5,341
Over 90 days	19,213	21,145	40,358
Gross trade receivables	197,268	36,260	233,528
Impairment allowance	(8,647)	(12,558)	(21,205)
Net trade receivables	188,621	23,702	212,323

Impairment allowances, derived in accordance with the policy described in note 2.12.4, predominantly relate to provisions representing a significant proportion of the aged balances due from a small number of customers with poor payment history.

The movement in the allowance for impairment in respect of trade receivables during the year is as follows:

	2024	2023	2022
	$'000	$'000	$'000

At January 1	21,205	25,365	31,063
(Decrease)increase in impairment provision	(25)	7,202	(4,446)
Written-off during the year	(43)	(2,597)	(312)
Exchange differences	(4,798)	(8,765)	(940)
At December 31	16,339	21,205	25,365

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

The Group has a clear focus on ensuring sufficient access to capital to finance growth and to refinance maturing debt obligations. As part of the liquidity management process, the Group has various credit arrangements with some banks which can be utilized to meet its liquidity requirements. At the end of the reporting period, the Group had $3.4 billion (2023: $3.2 billion, 2022: $3.1 billion) utilized of $3.7 billion (2023: $3.7 billion, 2022: $3.7 billion) credit facilities with its financiers.

Typically, the credit terms with customers are more favorable compared to payment terms from its vendors in order to help provide sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

The table below analyzes the Group’s financial liabilities including estimated interest payments and excluding the impact of netting agreements into relevant maturity groupings based on the remaining period from the end of the reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
	$'000	$'000	$'000	$'000	$'000
2024
Foreign exchange swaps	14,500	—	—	—	14,500
Trade payables (note 21)	232,930	—	—	—	232,930
Payroll and other related statutory liabilities (note 21)	42,844	—	—	—	42,844
Other payables (note 21)	79,604	5,218	—	—	84,822
Borrowings	313,252	1,170,316	1,870,582	864,109	4,218,259
Lease liabilities	92,425	179,774	173,750	685,041	1,130,990
	775,555	1,355,308	2,044,332	1,549,150	5,724,345
2023
Foreign exchange swaps	125,000	—	—	—	125,000
Trade payables (note 21)	330,622	—	—	—	330,622
Payroll and other related statutory liabilities (note 21)	46,282	—	—	—	46,282
Other payables (note 21)	110,706	4,629	—	—	115,335
Borrowings	670,261	1,578,329	1,950,750	303,397	4,502,737
Lease liabilities	101,709	193,434	180,895	705,421	1,181,459
	1,384,580	1,776,392	2,131,645	1,008,818	6,301,435

(e)Capital risk management and fair value measurements

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

The Group monitors capital on the basis of the management consolidated net leverage ratio to optimize market pricing, such that net debt (borrowings plus lease liabilities less cash and cash equivalents) to Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (Adjusted EBITDA), proforma for acquisitions and disposals, would be within a long term target leverage of 3.0x and 4.0x (2023: 3.0x and 4.0x, 2022: 3.0x and 4.0x), subject to various factors such as the availability and cost of capital and the potential long term return on our discretionary investments. We may fall outside of the target range in the shorter term to accommodate acquisitions, other restructurings or significant macro-economic changes.

We define Adjusted EBITDA as (loss)/income for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net impairment/(reversal of impairment) of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

The following table sets out a reconciliation of our management consolidated net leverage ratio for the full years ended December 31, 2024, and 2023:

	2024	2023
	$’000	$'000

Borrowings(note 22)	3,347,949	3,510,847
Lease liabilities (note 23)	552,544	601,994
Less: Cash and cash equivalents (note 20)	(577,956)	(293,823)
Net debt	3,322,537	3,819,018

Segment Adjusted EBITDA (note 5)	1,061,581	1,280,264
Unallocated corporate expenses (note 5)	(133,227)	(147,729)
Proforma adjustments for disposals	(28,053)	—
	900,301	1,132,535

Management consolidated net leverage ratio	3.7x	3.4x

Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and
●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As of the end of the reporting period, the Group’s financial instruments held at fair value all had a level 2 classification. These instruments comprise primarily of foreign exchange swaps, interest rate caps and options embedded within listed bonds (see note 18 for further details). Their fair values are determined based on mark to market values provided by the counterparty financial institutions or valuation techniques using observable market data. There were no transfers between different levels during the reporting period and the Group did not change any valuation techniques in determining the level 2 fair values.

The Group’s financial instruments that are measured at fair value at December 31, 2024, and 2023, are as follows:

Total
$'000
2024
Embedded options within listed bonds (note 18)	29,410
Foreign exchange swaps (note 18)	(10,203)
19,207

Total
$'000
2023
Interest rate caps (note 18)	565
Embedded options within listed bonds (note 18)	1,540
Foreign exchange swaps (note 18)	(68,133)
(66,028)

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

●Fair value estimation

	2024		2023
	Carrying		Carrying
	value	Fair value	value	Fair value
	$'000	$'000	$'000	$'000
Financial liabilities
Borrowings (note 22)	3,347,949	3,342,636	3,510,847	3,224,775

The fair values of borrowings presented above are classified as Level 2 of the fair value hierarchy and are based on discounted cash flows using a current borrowing rate.

Other than borrowings, the fair values of financial assets and financial liabilities are not materially different from their carrying values.

●Financial instruments by category

The Group’s financial instruments are categorized as follows:

Financial assets
		Fair value
	Amortized	through profit
	cost	or loss	Total
	$'000	$'000	$'000
2024
Trade receivables (note 19)	220,893	—	220,893
Other receivables (note 19)	44,434	—	44,434
Cash and cash equivalents (note 20)	577,956	—	577,956
Derivative financial instruments assets (note 18)	—	29,410	29,410
	843,283	29,410	872,693

2023
Trade receivables (note 19)	212,323	—	212,323
Other receivables (note 19)	317,452	—	317,452
Cash and cash equivalents (note 20)	293,823	—	293,823
Derivative financial instruments assets (note 18)	—	2,105	2,105
	823,598	2,105	825,703

The fair values of financial assets are not materially different from their carrying values.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Financial liabilities		Fair value
		through profit
	Amortized cost	or loss	Total
	$'000	$'000	$'000
2024
Borrowings (note 22)	3,347,949	—	3,347,949
Trade payables (note 21)	232,930	—	232,930
Other payables (note 21)	84,822	—	84,822
Derivative financial instruments liabilities (note 18)	—	10,203	10,203
Lease liabilities (note 23)	552,544	—	552,544
	4,218,245	10,203	4,228,448

2023
Borrowings (note 22)	3,510,847	—	3,510,847
Trade payables (note 21)	330,622	—	330,622
Other payables (note 21)	115,335	—	115,335
Derivative financial instruments liabilities (note 18)	—	68,133	68,133
Lease liabilities (note 23)	601,994	—	601,994
	4,558,798	68,133	4,626,931

The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate. The fair values of trade payable and other current liabilities are not materially different from carrying values.

5.Segment reporting

The Group’s Executive Committee is identified as the CODM that reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The CODM has identified four reportable and operating segments for the year ended December 31, 2024:

●	Nigeria;
●	SSA;
●	Latam; and
●	MENA.

The basis of segmentation and measurement of segment financial information is consistent with that of the previous financial year and corresponding interim reporting period.

The CODM primarily uses a measure of Adjusted EBITDA (including by segment) as (loss)/income for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net impairment/(reversal of impairment) of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period. The CODM also regularly receives information about the Group’s revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and therefore are not allocated to operating segments. Segment Adjusted EBITDA represents Adjusted EBITDA excluding unallocated corporate expenses.

There are no revenue transactions which occur between operating segments. Intercompany finance income, finance costs and loans are not included in the amounts below.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

The segment’s assets and liabilities are comprised of all assets and liabilities attributable to the segment, based on the operations of the segment and the physical location of the assets, including goodwill and other intangible assets and are measured in the same way as in the consolidated financial statements. Other assets and liabilities that are not attributable to Nigeria, SSA, Latam and MENA segments consist principally of amounts excluded from specific segments including costs incurred for and by Group functions not attributable directly to the operations of the reportable segments, share based payment and any amounts due on debt held at Group level as the balances are not utilized in assessing each segment’s performance.

Summarized financial information for the year ended December 31, 2024, is as follows:

	Nigeria	SSA	Latam	MENA	Total
	$’000	$’000	$’000	$’000	$’000
2024
Revenues from external customers	998,466	483,842	184,030	44,887	1,711,225
Segment Adjusted EBITDA (note 4(e))	588,031	307,954	138,035	27,561	1,061,581

Reconciliation of information on reportable segments to the amounts reported in the consolidated financial statements:
Segment Adjusted EBITDA					1,061,581
Finance costs (note 11)					(2,123,138)
Depreciation and amortization (note 7 and 8)					(362,735)
Impairment of goodwill (note 8)					(87,894)
Share‑based payment expense (note 8)					(27,940)
Net loss on disposal of property, plant and equipment and right-of-use assets (note 8)					(20,163)
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 7)					(14,767)
Other costs(a)					(14,374)
Impairment of assets held for sale (note 7)					(2,853)
Business combination costs (note 8)					(1,280)
Net impairment of withholding tax receivables in Nigeria (note 8)					(1,081)
Impairment of other fixed assets (note 8)					(31)
Insurance claims (note 9)					73
Finance income (note 10)					33,747
Gain on disposal of subsidiary (note 31.2)					83,838
Unallocated corporate expenses(b)					(133,227)
Loss before income tax					(1,610,244)
Additions of property, plant and equipment and intangible assets:
- in the normal course of business	125,829	108,148	182,102	6,399

Segment assets	885,081	1,314,039	1,698,931	—
Segment liabilities	342,659	858,907	666,242	—
(a)	Other costs included one-off expenses related to strategic initiatives and operating systems of $10.8 million, costs related to internal reorganization of $2.7 million and one-off professional fees related to financing of $0.8 million.
(b)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Each segment's Adjusted EBITDA above includes the following items:

	Nigeria	SSA	Latam	MENA
	$’000	$’000	$’000	$’000
2024
Power generation	251,314	90,360	5,411	1,746
Staff costs	31,965	33,091	24,159	5,583
Tower repairs and maintenance	19,880	22,004	8,424	3,060

Summarized financial information for the year ended December 31, 2023, is as follows:

	Nigeria	SSA	Latam	MENA	Total
	$’000	$’000	$’000	$’000	$’000
2023
Revenues from external customers	1,381,627	503,049	200,207	40,656	2,125,539
Segment Adjusted EBITDA (note 4(e))(c)	855,317	257,072	145,754	22,121	1,280,264

Reconciliation of information on reportable segments to the amounts reported in the consolidated financial statements:
Segment Adjusted EBITDA					1,280,264
Finance costs (note 11)					(2,436,511)
Depreciation and amortization (note 7 and 8)					(435,586)
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 7)					(87,696)
Impairment of withholding tax receivables in Nigeria (note 8)					(47,992)
Other costs(a)					(19,017)
Share‑based payment expense (note 8)					(13,370)
Business combination costs (note 8)					(2,432)
Other non-operating income					83
Insurance claims (note 9)					321
Net gain on disposal of property, plant and equipment and right-of-use assets (note 8)					3,806
Finance income (note 10)					25,209
Unallocated corporate expenses(b)					(147,729)
Loss before income tax					(1,880,650)

Additions of property, plant and equipment and intangible assets:
- through business combinations	—	—	—	8,566
- in the normal course of business	320,027	96,905	247,580	18,034

Segment assets	1,441,240	1,406,675	2,216,873	186,586
Segment liabilities	866,996	815,769	766,687	111,751
(a)	Other costs included one-off consulting fees related to corporate structures and operating systems of $10.6 million, one-off consulting services of $1.7 million, costs related to internal reorganization of $4.7 million and one-off professional fees related to financing of $0.3 million.
(b)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.
(c)	Re-presented to exclude the unallocated corporate expenses.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Each segment's Adjusted EBITDA above includes the following items:

	Nigeria	SSA	Latam	MENA
	$’000	$’000	$’000	$’000
2023
Power generation	284,965	104,905	4,278	2,566
Staff costs	53,019	29,463	27,340	5,571
Tower repairs and maintenance	46,792	38,952	7,770	2,744

Summarized financial information for the year ended December 31, 2022, is as follows:

	Nigeria	SSA	Latam	MENA	Total
	$’000	$’000	$’000	$’000	$’000
2022
Revenues from external customers	1,352,402	412,824	160,008	36,065	1,961,299
Segment Adjusted EBITDA (note 4(e))(c)	802,822	230,066	114,434	16,021	1,163,343

Reconciliation of information on reportable segments to the amounts reported in the consolidated financial statements:
Segment Adjusted EBITDA					1,163,343
Finance costs (note 11)					(872,049)
Depreciation and amortization (note 7 and 8)					(468,904)
Impairment of goodwill (note 8)					(121,596)
Impairment of withholding tax receivables in Nigeria (note 8)					(52,334)
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 7)					(38,157)
Business combination costs (note 8)					(20,851)
Share‑based payment expense (note 8)					(13,265)
Other costs(a)					(4,873)
Net loss on disposal of property, plant and equipment and right-of-use assets (note 8)					(3,382)
Insurance claims (note 9)					2,092
Other non-operating income					2,584
Finance income (note 10)					15,825
Unallocated corporate expenses(b)					(132,412)
Loss before income tax					(543,979)

Additions of property, plant and equipment and intangible assets:
- through business combinations	—	719,219	386,460	3,650
- in the normal course of business	400,430	101,154	135,069	23,532

Segment assets	2,270,656	1,639,254	1,931,317	178,471
Segment liabilities	935,387	912,875	555,885	109,087
(a)	Other costs included $2.3 million costs related to internal reorganization.
(b)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.
(c)	Re-presented to exclude the unallocated corporate expenses.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Each segment's Adjusted EBITDA above includes the following items:

	Nigeria	SSA	Latam	MENA
	$’000	$’000	$’000	$’000
2022
Power generation	342,259	72,572	1,701	2,619
Staff costs	55,041	26,010	19,725	5,620
Tower repairs and maintenance	53,539	27,774	6,436	2,377

Geographical information

The following countries in which the Group operates contribute material (10% or more) revenue and/or have material non-current assets are as follows:

	2024	2023	2022
	$’000	$'000	$'000
Revenue
Nigeria	998,466	1,381,627	1,352,402
Brazil	178,372	n/a as less than 10%	n/a as less than 10%
Rest of world	534,387	743,912	608,897
	1,711,225	2,125,539	1,961,299
Non‑current assets(a)
Nigeria	557,108	898,264	1,597,989
Brazil	1,399,990	1,875,098	1,648,863
South Africa	491,275	493,651	652,492
Rest of world	680,523	912,459	953,607
	3,128,896	4,179,472	4,852,951
(a)	Non-current assets exclude financial instruments, non-current trade and other receivables and deferred tax assets.

Revenue from two tier one customers represent 10% or more of the Group’s total revenue as follows:

	2024	2023	2022
	$’000	$'000	$'000

Customer A	61%	60%	62%
Customer B	15%	17%	17%

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

6.Revenue

The Group’s revenue accrues from providing telecommunication support services. The Group provides infrastructure sharing and leasing known as colocation (which includes colocation rental revenue and colocation services) and to a limited extent, managed services.

	2024	2023	2022
	$’000	$'000	$'000

Lease component	1,075,544	1,736,864	1,534,415
Services component	635,681	388,675	426,884
	1,711,225	2,125,539	1,961,299

The Group leases space on its towers under leases over periods ranging between 5 and 20 years.

The lease component of future minimum receipts expected from tenants under non-cancellable agreements in effect at December 31, are as follows:

	2024	2023	2022
	$’000	$'000	$'000

Within one year	1,012,165	1,597,832	1,589,439
1-2 years	933,097	1,311,962	1,478,221
2-3 years	861,635	1,236,565	1,194,924
3-4 years	770,930	1,197,965	1,136,303
4-5 years	722,373	1,129,060	1,098,901
After 5 years	2,822,391	3,980,847	4,008,713
	7,122,591	10,454,231	10,506,501

The following table shows unsatisfied performance obligations which represents the services component of future minimum receipts expected from customers under non-cancellable agreements in effect at December 31, as follows:

	2024	2023	2022
	$’000	$'000	$'000

Within one year	626,634	302,046	418,137
1-2 years	572,748	271,463	386,416
2-3 years	567,005	214,028	309,326
3-4 years	513,524	203,051	288,244
4-5 years	496,592	184,186	276,816
After 5 years	1,678,305	704,110	1,149,649
	4,454,808	1,878,884	2,828,588

Certain customer contracts allow for the cancellation of a proportion of sites during the contract term without payment of termination penalties. The minimum service and lease revenue in the tables above assumes that each customer will fully utilize this Churn available to them under the contract. Where rentals are denominated in U.S. dollar, which is not the functional currency of the subsidiary, they have been included in the above table at the exchange rate at the end of the reporting period.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

7.Cost of sales

	2024	2023	2022
	$'000	$'000	$'000

Power generation	348,831	396,714	419,151
Depreciation (note 14)(a)	304,384	373,889	411,579
Tower repairs and maintenance	53,368	96,258	90,126
Amortization (note 15)	42,468	44,618	42,050
Staff costs (note 8.2)	24,411	33,149	33,229
Security services	18,015	42,512	43,448
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent	14,767	87,696	38,157
Regulatory fees	8,148	37,502	33,999
Short-term rental	5,797	8,613	14,111
Travel costs	5,702	9,700	5,343
Insurance	4,524	4,648	5,109
Impairment of assets held for sale (note 14)	2,853	—	—
Short-term other rent	2,043	2,266	2,813
Professional fees	1,943	2,570	3,460
Vehicle maintenance and repairs	1,814	2,184	1,968
Other(b)	51,465	40,987	12,458
	890,533	1,183,306	1,157,001
(a)	Presented net of related indirect tax receivable in Brazil of $1.2 million (2023: $1.3 million, 2022: $0.9 million). Refer to note 14.
(b)	Included in Other are $30.7 million (2023: $31.1 million, 2022: $0.8 million) of foreign exchange losses on cost of sales.

8.Administrative expenses

	2024	2023	2022
	$’000	$'000	$'000

Staff costs(a) (note 8.2)	178,433	186,200	165,262
Impairment of goodwill (note 15)	87,894	—	121,596
Professional fees	49,369	61,094	38,964
Facilities, short-term rental and upkeep	31,659	43,616	34,203
Net loss/(gain) on disposal of property, plant and equipment and right-of-use assets	20,163	(3,806)	3,382
Depreciation (note 14)	11,583	11,314	9,995
Travel costs	10,890	14,124	15,535
Amortization (note 15)	4,300	5,765	5,280
Business combination costs	1,280	2,432	20,851
Net impairment of withholding tax receivables(b) (note 19)	1,081	47,992	52,334
Operating taxes	953	(1,005)	963
Impairment of other fixed assets	31	—	—
Other(c)	32,182	37,057	32,810
	429,818	404,783	501,175
(a)	Includes amounts related to key management personnel (excluding Non-Executive directors) and share-based payment expense. Costs for comparative years are re-presented on this basis.
(b)	Withholding tax receivables are assessed for recoverability based on a five year cash flow projection and an analysis of the utilization of withholding tax balances in settlement of future income tax liabilities.
(c)	In the current year, includes a share based payment expense of $7.6 million in relation to the B-BBEE transaction which was cleared by the Competition Commission South Africa in December 2024 (note 28.2).

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Foreign exchange gains and losses on administrative expenses are included in Other.

8.1Net reversal of loss allowance/(net loss allowance) on trade receivables

The reversal of loss allowance for the year is $0.03 million (2023: loss allowance of $7.2 million, 2022: reversal of loss allowance of $4.4 million). This represents the net impact of new or increased provisions for balances now assessed as doubtful partially offset by the reversal of allowances made in previous periods in respect of balances recovered in the period or no longer considered doubtful.

8.2Staff costs:

Amounts presented below include costs in relation to key management personnel (excluding Non-Executive directors), and costs for comparative years are re-presented on this basis.

	2024	2023	2022
	$’000	$'000	$'000

Salaries and wages	150,001	173,881	155,325
Other benefits	20,904	19,877	18,768
Share-based payment expense (note 28.1)	20,343	13,370	13,265
Pension costs	11,596	12,221	11,133
	202,844	219,349	198,491

Other benefits are comprised of employee related insurance, employee training costs, staff entertainment and internal reorganization costs.

	2024	2023	2022
	$’000	$'000	$'000

Administrative expenses	178,433	186,200	165,262
Cost of sales	24,411	33,149	33,229
	202,844	219,349	198,491

9.Other income

	2024	2023	2022
	$’000	$'000	$'000

Gain on disposal of subsidiary (note 31.2)	83,838	—	—
Other income	4,337	83	2,584
Insurance claims	73	321	2,092
	88,248	404	4,676

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

10.Finance income

	2024	2023	2022
	$’000	$'000	$'000

Interest income - bank deposits	18,660	25,008	15,170
Net foreign exchange gain arising from derivative instruments - unrealized	8,147	—	—
Fair value gain on embedded options	6,710	—	—
Fair value gain on interest rate caps	230	163	—
Net foreign exchange gain arising from derivative instruments - realized	—	38	655
	33,747	25,209	15,825

11.Finance costs

	2024	2023	2022
	$’000	$'000	$'000

Net foreign exchange loss arising from financing - unrealized	1,610,715	1,713,242	157,836
Interest expenses - third party borrowings	359,965	362,381	256,208
Interest and finance charges paid/payable for lease liabilities	68,031	61,617	52,234
Net foreign exchange loss arising from financing - realized	23,304	162,944	206,329
Net foreign exchange loss on derivative instruments - realized	23,209	—	—
Interest expenses - withholding tax paid on bond interest	15,569	13,439	12,197
Fees on borrowings and financial derivatives	12,917	17,821	18,673
Unwinding of discount on decommissioning liability	9,191	9,156	7,084
Costs paid on early loan and bond settlement	237	—	—
Net foreign exchange loss on derivative instruments - unrealized	—	92,151	1,599
Fair value loss on embedded options	—	3,760	159,889
	2,123,138	2,436,511	872,049

The net foreign exchange loss arising from financing - unrealized in both 2024 and 2023 is predominantly due to the significant devaluation in the exchange rate between the Naira and the U.S. dollar during the year (2022: net foreign exchange loss arising from financing - unrealized in 2022 is primarily due to significant fluctuations in exchange rates predominantly between the Kwacha and the U.S. dollar, the Naira and the U.S. dollar rate and the Brazilian Real and the U.S. dollar). This arises on commercial bank and intercompany loans denominated in U.S. dollars at subsidiary level as a result of loan revaluations in local functional currency at period ends. Refer to note 4(b) for further information.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

12.Income tax expense/(benefit)

	2024	2023	2022
	$’000	$'000	$'000
Current taxes
Current year	75,339	114,055	109,044
Prior years	121	375	(202)
Total current tax charge	75,460	114,430	108,842

Deferred income taxes (note 16)
Current year	(34,803)	(32,048)	(183,495)
Prior years	(6,700)	25,146	(360)
Total deferred income tax credit	(41,503)	(6,902)	(183,855)

Total taxation charge/(credit)	33,957	107,528	(75,013)

Reconciliation of effective tax charge/(credit)
Loss before income tax	(1,610,244)	(1,880,650)	(543,979)

Tax calculated at domestic tax rates applicable to income in respective countries	(528,810)	(638,254)	(193,643)
Tax effects of:
Income not subject to taxation(a)	(40,361)	(21,771)	(6,687)
Expenses not deductible for tax purposes	70,353	89,958	75,197
Movement in deferred tax assets not recognized(b)	516,234	633,448	79,477
Change in tax base(c)	—	1,769	(74,291)
Prior year (over)/under provision(d)	(6,622)	25,521	(562)
Goodwill impairment(e)	30,688	—	40,937
Withholding tax on subsidiary dividends	5,169	3,742	5,967
Effects of changes in tax rates	—	(849)	(4,845)
Movement in uncertain tax positions	(12,438)	9,524	6,501
Other	(256)	4,440	(3,064)
Total tax charge/(credit)	33,957	107,528	(75,013)

Current income tax receivables	2,250	3,755	1,174
Current income tax payables	(49,879)	(75,612)	(70,008)
	(47,629)	(71,857)	(68,834)
(a)	Income not subject to taxation in the year ended December 31, 2024, includes $21.6 million relating to the gain on the disposal of the Group’s 70% interest in IHS Kuwait Limited. For the year ended December 31, 2023, income not subject to taxation primarily related to profits of Global Independent Connect Limited, a subsidiary in Nigeria, which are exempt from tax since this subsidiary benefits from pioneer status.
(b)	Deferred tax assets are recognized for deductible temporary differences and tax losses carried forward only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and future taxable income.

The movement in deferred tax assets not recognized decreased from $633.4 million in the year ended December 31, 2023, to $516.2 million in the year ended December 31, 2024. In both years, significant finance costs arose principally in relation to unrealized foreign exchange losses arising on intragroup loans owed by the Group’s Nigerian subsidiaries resulting from the devaluation of the Naira. These gave rise to potential temporary differences which were only partially recognized.

(c)	Change of tax base amounts relate to the legal mergers in 2021, 2022, and 2023 of businesses acquired by the Group in Brazil with Group holding companies.
(d)	For the year the year ended December 31, 2023, the prior year under provision of $25.5 million primarily related to the derecognition of $20.6 million of deferred tax assets as a result of obtaining greater clarity on the treatment of certain expenses arising in 2022 with respect to Brazil.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

(e)	As a result of goodwill impairment in the Latam tower businesses group of of CGUs for the year, the Group reassessed recoverability of the related deferred tax assets and determined that no change to the position that deferred tax assets are recognized was required. Accordingly, a $30.7 million adjusting item arose in the year ended December 31, 2024.

Based on the Group’s Safe Harbour assessment and calculations of GloBE income in cases where it is not considered sufficiently probable this test will be passed, no material top-up tax is due under the OECD Pillar Two model rules for the year ended December 31, 2024. The Group will continue to monitor legislative developments and reassess any potential impact in future periods. The Group applies the exception to recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 Income Taxes (“IAS 12”) issued in May 2023. In line with IAS 12, the Group has applied this temporary exception and has not recognized deferred tax related to Pillar Two. There was no material Pillar 2 tax expense during the year due to the availability of deductible expenses in all relevant jurisdictions.

For the years ended December 31, 2024, 2023, and 2022, the statutory rates for the Group’s largest markets by turnover are:

Nigeria 33.0%, 33.0%, 32.5%, respectively, (due to a combination of corporate income tax and education tax); and

Brazil 34.0%, 34.0%, and 34.0%, respectively, (due to a combination of corporate income tax and social contribution on income taxes).

South Africa 27.0%, 27.0%, and 28.0%, respectively.

The statutory tax rates in other markets range from 15.0% to 35.0% in 2024 (2023: 15.0% to 35.0%, 2022: 15.0% to 40.0%).

The movement in the current income tax is as follows:

	2024	2023	2022
	$’000	$'000	$'000

At January 1	(71,857)	(68,834)	(68,706)
Charged to income or loss	(75,460)	(114,430)	(108,842)
Paid during the year	38,629	45,411	51,245
Withholding tax netting off	40,991	57,565	54,878
Exchange differences	20,068	8,431	2,591
At December 31	(47,629)	(71,857)	(68,834)

Deferred income tax assets are recognized for deductible temporary differences and tax losses carried forward only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and future taxable income. Refer to note 16 for deferred income tax.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

13.Loss per share

Basic loss per share is calculated by dividing the (income)/loss for the year attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share is calculated by dividing the (income)/loss attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The reported basic and diluted loss per share were as follows:

	2024	2023	2022
	$	$	$

Basic	(4.90)	(5.93)	(1.39)
Diluted	(4.90)	(5.93)	(1.39)

The following tables set out the data used in the basic and diluted loss per share calculations:

	2024	2023	2022
	$’000	$’000	$’000

Loss for the year	(1,644,201)	(1,988,178)	(468,966)
Less: loss for the year attributable to non-controlling interests	12,176	11,569	9,959
Loss for the year attributable to owners of the Company	(1,632,025)	(1,976,609)	(459,007)

	2024	2023	2022
	number	number	number
	(’000)	(’000)	(’000)

Weighted average number of ordinary shares outstanding	333,063	333,176	330,963
Weighted average number of potential ordinary shares	2,060	1,980	5,083

Potential ordinary shares relate to options granted under the Group’s share-based compensation schemes (note 28.1). Under IAS 33 Earnings per Share (“IAS 33”), potential ordinary shares are treated as dilutive when, and only when, their conversion into ordinary shares would decrease earnings per share or increase loss per share from continuing operations. For the years presented, the Group reported a loss for the year and accordingly there were no potentially dilutive shares.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

14.Property, plant and equipment and right-of-use assets

							Total
	Towers			Furniture and		Capital	(excluding
	and tower	Fiber	Land and	office	Motor	work in	right-of-use	Right-of-use
	equipment	assets	buildings	equipment	vehicles	progress	assets)	assets
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At January 1, 2022	2,829,528	250,690	56,268	22,198	23,458	146,353	3,328,495	650,504
Additions during the year(a)	(20,994)	70,905	1,489	7,453	6,961	350,512	416,326	100,832
Additions through business combinations(b)	266,110	—	885	—	—	—	266,995	478,602
Reclassification	176,625	10,991	1,992	4,231	—	(193,839)	—	—
Transfer from advance payments	100,578	16,412	6,754	33	—	2,008	125,785	—
Disposals(c)	(239,350)	—	—	(459)	(1,286)	—	(241,095)	(17,755)
Exchange differences	(150,930)	15,184	(3,802)	(1,148)	(1,856)	(17,876)	(160,428)	(47,003)
At December 31, 2022	2,961,567	364,182	63,586	32,308	27,277	287,158	3,736,078	1,165,180

At January 1, 2023	2,961,567	364,182	63,586	32,308	27,277	287,158	3,736,078	1,165,180
Additions during the year(a)	64,165	32,293	3,017	3,775	4,481	351,362	459,093	123,281
Additions through business combinations (note 31)(b)	5,576	—	—	—	—	—	5,576	—
Reclassification	208,363	81,929	5,210	(2,300)	337	(293,539)	—	—
Transfer from advance payments	67,978	2,529	2,164	—	—	16,643	89,314	—
Disposals(c)	(122,022)	(35,575)	—	(1,743)	(2,216)	—	(161,556)	(52,271)
Exchange differences	(880,175)	3,431	(34,697)	(7,589)	(10,497)	(148,759)	(1,078,286)	(117,853)
Reclassified to assets held for sale	(111,551)	—	—	(52)	—	(127)	(111,730)	(1,347)
At December 31, 2023	2,193,901	448,789	39,280	24,399	19,382	212,738	2,938,489	1,116,990

At January 1, 2024	2,193,901	448,789	39,280	24,399	19,382	212,738	2,938,489	1,116,990
Additions during the year(a)	28,675	8,605	2,144	2,571	1,086	181,557	224,638	154,459
Reclassification	141,509	39,902	351	20,789	—	(202,551)	—	—
Transfer from advance payments	38,898	14,740	169	—	—	(2,001)	51,806	—
Disposals(c)	(19,885)	(538)	—	(1,292)	(741)	—	(22,456)	(99,606)
Disposal of subsidiary	(61,738)	—	—	(1,065)	—	(672)	(63,475)	(52,032)
Exchange differences	(452,347)	(119,820)	(14,403)	(6,694)	(5,184)	(68,362)	(666,810)	(200,283)
At December 31, 2024	1,869,013	391,678	27,541	38,708	14,543	120,709	2,462,192	919,528

Accumulated depreciation and impairment
At January 1, 2022	1,575,315	5,354	1,637	17,157	14,771	—	1,614,234	129,853
Charge for the year(d)	268,999	54,152	315	5,800	4,610	—	333,876	88,615
Impairment	34,702	201	—	—	—	—	34,903	3,151
Disposals(c)	(234,117)	—	—	(301)	(1,272)	—	(235,690)	(13,237)
Exchange differences	(83,573)	(675)	(119)	(1,219)	(1,100)	—	(86,686)	(8,221)
At December 31, 2022	1,561,326	59,032	1,833	21,437	17,009	—	1,660,637	200,161

At January 1, 2023	1,561,326	59,032	1,833	21,437	17,009	—	1,660,637	200,161
Charge for the year(d)	216,776	65,246	358	4,173	4,017	—	290,570	95,895
Impairment	85,567	464	—	—	—	—	86,031	1,663
Disposals(c)	(120,503)	(34,506)	—	(1,723)	(2,141)	—	(158,873)	(23,920)
Exchange differences	(587,037)	6,143	(958)	(4,826)	(6,135)	—	(592,813)	(43,018)
Reclassified to assets held for sale	(87,290)	—	—	(8)	—	—	(87,298)	(700)
At December 31, 2023	1,068,839	96,379	1,233	19,053	12,750	—	1,198,254	230,081

At January 1, 2024	1,068,839	96,379	1,233	19,053	12,750	—	1,198,254	230,081
Charge for the year(d)	150,067	49,067	271	20,184	2,185	—	221,774	95,383
Impairment	11,603	441	—	31	4	—	12,079	1,828
Disposals(c)	(17,423)	(429)	—	(989)	(558)	—	(19,399)	(35,329)
Disposal of subsidiary	(25,169)	—	—	(413)	—	—	(25,582)	(27,456)
Exchange differences	(231,477)	(36,790)	(471)	(5,634)	(3,207)	—	(277,579)	(44,036)
At December 31, 2024	956,440	108,668	1,033	32,232	11,174	—	1,109,547	220,471

Net book value
At December 31, 2022	1,400,241	305,150	61,753	10,871	10,268	287,158	2,075,441	965,019
At December 31, 2023	1,125,062	352,410	38,047	5,346	6,632	212,738	1,740,235	886,909
At December 31, 2024	912,573	283,010	26,508	6,476	3,369	120,709	1,352,645	699,057

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

(a)	Includes net movements in assets relating to the decommissioning and site restoration provision.
(b)	Includes subsequent asset acquisitions on business combination transactions.
(c)

The disposals value of right-of-use assets represents disposals due to terminated leases and the impact of remeasurement of lease assets as a result of changes in lease terms. The amount for the year ended December 31, 2024, includes a reduction in lease term for certain assets in the IHS Latam tower business following the Oi judicial proceedings as described in note 15.1.

(d)

The charge for the period does not agree to the charge in the consolidated statement of income/(loss) and other comprehensive income/(loss) due to the indirect taxes benefit of $1.2 million (2022: $0.9 million, 2021: $0.4 million) in IHS Brasil Cessão de Infraestruturas S.A. claimed through depreciation over the useful life of the asset.

Capital work-in-progress comprises mainly of tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.

The impairment in the year ended December 31, 2023, includes $71.0 million from power equipment assets in the SSA segment being classified as assets held for sale and remeasured at fair value less cost to sell. In May 2024, the sale of these assets was concluded and an additional impairment of $2.6 million was recognized due to certain warranty claims received. Assets were not depreciated while they were classified as held for sale. The impairment in the year ended December 31, 2022, is primarily driven by the rationalization program agreed with a Key Customer which resulted in the impairment of the related Towers. It was determined that the recoverable amounts were nil and therefore their carrying amounts were written down to the recoverable amount. The impairment losses have been recognized in cost of sales in the consolidated statement of loss and other comprehensive income.

Depreciation expense included in cost of sales and administrative expenses in the consolidated statement of loss and other comprehensive income is as follows:

	2024	2023	2022
	$'000	$'000	$'000

Cost of sales (note 7)	304,384	373,889	411,579
Administrative expense (note 8)	11,583	11,314	9,995
	315,967	385,203	421,574

Analysis of right-of-use assets

The carrying value of right-of-use assets at December 31, 2024, are comprised of vehicles of $0.8 million (2023: $2.4 million, 2022: $3.5 million) and land and building assets, the majority being leased land on which our towers are situated.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

15.Goodwill and other intangible assets

		Customer-	Network -
		related	related
		intangible	intangible			Right of way
	Goodwill	assets	assets	Licenses	Software	and use	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At January 1, 2022	780,147	877,764	107,202	17,706	23,798	—	1,806,617
Additions during the year	—	—	—	14,772	6,413	—	21,185
Additions through business combinations(a)	119,035	171,765	72,932	—	—	—	363,732
Disposals	—	—	—	(4)	(395)	—	(399)
Exchange differences	(13,543)	(18,163)	(4,844)	(1,886)	(572)	—	(39,008)
At December 31, 2022	885,639	1,031,366	175,290	30,588	29,244	—	2,152,127

At January 1, 2023	885,639	1,031,366	175,290	30,588	29,244	—	2,152,127
Additions during the year	—	—	—	3,007	12,110	—	15,117
Additions through business combinations (note 31)(a)	—	2,224	766	—	—	—	2,990
Disposals	—	(16,219)	(1,758)	(117)	(14,928)	—	(33,022)
Exchange differences	(134,613)	(119,291)	(13,619)	(45)	(4,670)	—	(272,238)
Reclassified to assets held for sale	—	—	—	—	(271)	—	(271)
At December 31, 2023	751,026	898,080	160,679	33,433	21,485	—	1,864,703

At January 1, 2024	751,026	898,080	160,679	33,433	21,485	—	1,864,703
Additions during the year	—	—	—	188	4,177	646	5,011
Disposals	—	(4,540)	(237)	(4)	(9,108)	(333)	(14,222)
Disposal of subsidiary	(12,192)	(50,976)	(17,557)	(9)	(81)	—	(80,815)
Exchange differences	(160,819)	(172,287)	(20,822)	(2,676)	(1,088)	(32)	(357,724)
At December 31, 2024	578,015	670,277	122,063	30,932	15,385	281	1,416,953

Accumulated amortization and impairment
At January 1, 2022	251	131,568	21,885	6,877	20,411	—	180,992
Charge for the year	—	36,169	6,936	2,598	1,627	—	47,330
Impairment charge for the year(b)	121,596	—	—	—	—	—	121,596
Disposals	—	—	—	(4)	(394)	—	(398)
Exchange differences	404	(8,335)	(1,245)	(395)	(313)	—	(9,884)
At December 31, 2022	122,251	159,402	27,576	9,076	21,331	—	339,636

At January 1, 2023	122,251	159,402	27,576	9,076	21,331	—	339,636
Charge for the year	—	34,044	7,217	6,288	2,834	—	50,383
Disposals	—	(16,219)	(1,758)	(117)	(13,328)	—	(31,422)
Exchange differences	9,477	(43,850)	(7,335)	351	(4,827)	—	(46,184)
Reclassified to assets held for sale	—	—	—	—	(38)	—	(38)
At December 31, 2023	131,728	133,377	25,700	15,598	5,972	—	312,375

At January 1, 2024	131,728	133,377	25,700	15,598	5,972	—	312,375
Charge for the year	—	31,972	6,359	4,005	4,195	237	46,768
Impairment charge for the year(b)	87,894	—	—	887	—	—	88,781
Disposals	—	(4,540)	(237)	(4)	(9,107)	(71)	(13,959)
Disposal of subsidiary	—	(9,031)	(3,000)	(1)	(71)	—	(12,103)
Exchange differences	(44,849)	(32,643)	(5,363)	(1,240)	1,995	(3)	(82,103)
At December 31, 2024	174,773	119,135	23,459	19,245	2,984	163	339,759

Net book value
At December 31, 2022	763,388	871,964	147,714	21,512	7,913	—	1,812,491
At December 31, 2023	619,298	764,703	134,979	17,835	15,513	—	1,552,328
At December 31, 2024	403,242	551,142	98,604	11,687	12,401	118	1,077,194
(a)	Includes subsequent asset acquisitions on business combination transactions.
(b)

The carrying amount of the IHS Latam tower businesses group of CGUs was reduced to its recoverable amount through the recognition of an impairment loss against goodwill. This loss is included in administrative expenses in the consolidated statement of income or loss.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Network related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer-related intangible assets represent customer contracts and relationships.

Amortization expense included in cost of sales and administrative expenses in the consolidated statement of loss and other comprehensive income is as follows:

	2024	2023	2022
	$’000	$'000	$'000

Cost of sales (note 7)	42,468	44,618	42,050
Administrative expenses (note 8)	4,300	5,765	5,280
	46,768	50,383	47,330

15.1Allocation of goodwill

Management reviews the business performance based on the geographical location of business. It has identified IHS Nigeria Limited, INT Towers Limited, IHS Towers NG Limited, IHS Cameroon S.A., IHS Côte d’Ivoire S.A., IHS Rwanda Limited, IHS Zambia Limited, IHS Kuwait Limited, IHS South Africa Proprietary Limited, the IHS Latam tower businesses and I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) as the main CGUs/Group of CGUs relevant for the allocation of goodwill. During 2023, the three CGUs in Nigeria were grouped together for the purpose of goodwill impairment testing, as this reflects the level at which management reviews performance and manages its operations in the region. This group of CGUs is identified as IHS Nigeria. IHS Nigeria group of CGUs relate to the Nigeria operating segment, IHS Cameroon S.A, IHS Côte d’Ivoire S.A, IHS Zambia Limited, IHS South Africa Proprietary Limited and IHS Rwanda Limited CGUs related to the SSA operating segment, IHS Kuwait Limited CGU related to the MENA operating segment, and the IHS Latam tower businesses group of CGUs and the I-Systems CGU relate to the Latam operating segment. Goodwill is monitored by management at a CGU/group of CGU level as noted above.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

The following is a summary of goodwill allocation for each CGU or group of CGUs.

		Additions through		Effects of
		business combinations		movements in
		and derecognitions		exchange rates and
	At January 1	through disposals	Impairment	other movements	At December 31
	$'000	$'000	$'000	$'000	$'000
2024
IHS Nigeria	151,727	—	—	(62,136)	89,591
IHS Cameroon S.A.	43,288	—	—	(2,478)	40,810
IHS Côte d’Ivoire S.A.	21,468	—	—	(1,229)	20,239
IHS Zambia Limited	32,817	—	—	(2,545)	30,272
IHS Rwanda Limited	9,504	—	—	(843)	8,661
IHS Kuwait Limited	12,211	(12,192)	—	(19)	—
IHS South Africa Proprietary Limited	54,414	—	—	(1,297)	53,117
IHS Latam tower businesses	202,529	—	(87,894)	(25,834)	88,801
I-Systems	91,340	—	—	(19,589)	71,751
	619,298	(12,192)	(87,894)	(115,970)	403,242
2023
IHS Nigeria	299,457	—	—	(147,730)	151,727
IHS Cameroon S.A.	41,741	—	—	1,547	43,288
IHS Côte d’Ivoire S.A.	20,701	—	—	767	21,468
IHS Zambia Limited	46,718	—	—	(13,901)	32,817
IHS Rwanda Limited	11,186	—	—	(1,682)	9,504
IHS Kuwait Limited	12,223	—	—	(12)	12,211
IHS South Africa Proprietary Limited	58,832	—	—	(4,418)	54,414
IHS Latam tower businesses	187,572	—	—	14,957	202,529
I-Systems	84,958	—	—	6,382	91,340
	763,388	—	—	(144,090)	619,298
2022
IHS Nigeria Limited	59,768	—	—	(3,432)	56,336
INT Towers Limited	214,775	—	—	(12,316)	202,459
IHS Towers NG Limited	43,138	—	—	(2,476)	40,662
IHS Cameroon S.A.	44,388	—	—	(2,647)	41,741
IHS Côte d’Ivoire S.A.	22,012	—	—	(1,311)	20,701
IHS Zambia Limited	50,709	—	—	(3,991)	46,718
IHS Rwanda Limited	11,867	—	—	(681)	11,186
IHS Kuwait Limited	12,369	—	—	(146)	12,223
IHS South Africa Proprietary Limited	—	64,394	—	(5,562)	58,832
IHS Latam tower businesses	241,451	54,641	(121,596)	13,076	187,572
I-Systems	79,419	—	—	5,539	84,958
	779,896	119,035	(121,596)	(13,947)	763,388

The recoverable amount of each CGU or group of CGUs, except for the IHS Latam tower businesses group of CGUs and the I-Systems CGU, was determined based on value in use calculations. The recoverable amount of the IHS Latam tower businesses group of CGUs and the I-Systems CGU was determined based on fair value less costs of disposal.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

(a)Recoverable amounts based on value in use

These calculations used pre-tax local currency cash flow projections based on the financial budgets approved by management covering a five-year period. Within the five-year period, revenue growth assumptions are based on past experience and expected future developments in the Group’s CGUs. Cash flows beyond the five-year period were valued using the estimated terminal growth rates stated below.

The key assumptions to which the value in use calculations are most sensitive are as follows:

●	pre-tax weighted average cost of capital;
●	terminal growth rates;
●	revenue growth assumptions (taking into account tenancy ratios), and the direct effect these have on gross profit margins in the five-year forecast period; and
●	gross margin excluding depreciation and amortization.

	Pre-tax weighted average cost	Terminal	Tenancy				Gross margins excluding depreciation &
	of capital	growth rate	ratio(a)				amortization(a)
2024
IHS Nigeria	30.5%	4.0%	3.98	x -	6.13	x	45.7	% -	74.7%
IHS Cameroon S.A.	15.4%	4.0%	2.81	x -	3.55	x	55.1	% -	64.1%
IHS Côte d’Ivoire S.A.	10.6%	4.0%	3.86	x -	4.47	x	48.1	% -	58.3%
IHS Zambia Limited	23.9%	4.0%	2.84	x -	3.73	x	54.3	% -	67.8%
IHS Rwanda Limited	17.6%	4.0%	2.06	x -	2.91	x	70.3	% -	75.0%
IHS South Africa Proprietary Limited	13.3%	4.0%	1.79	x -	2.88	x	82.1	% -	88.8%

2023
IHS Nigeria	29.5%	4.0%	4.05	x -	8.32	x	54.4	% -	75.5%
IHS Cameroon S.A.	14.1%	4.0%	2.64	x -	2.94	x	55.0	% -	59.2%
IHS Côte d’Ivoire S.A.	10.8%	4.0%	3.40	x -	4.04	x	48.9	% -	56.7%
IHS Zambia Limited	26.4%	4.0%	2.63	x -	3.11	x	64.0	% -	70.2%
IHS Rwanda Limited	17.1%	4.0%	1.69	x -	2.58	x	66.1	% -	72.6%
IHS Kuwait Limited	7.6%	2.8%	1.01	x -	2.00	x	63.6	% -	71.8%
IHS South Africa Proprietary Limited	15.1%	4.0%	1.40	x -	2.94	x	42.5	% -	50.3%

2022
IHS Nigeria Limited	24.4%	3.2%	3.76	x -	7.74	x	62.5	% -	78.7%
INT Towers Limited	25.4%	3.2%	3.93	x -	4.79	x	61.7	% -	74.0%
IHS Towers NG Limited	24.9%	3.2%	3.65	x -	4.73	x	65.3	% -	72.3%
IHS Cameroon S.A.	13.7%	4.0%	2.56	x -	3.10	x	56.6	% -	65.5%
IHS Côte d’Ivoire S.A.	11.0%	4.0%	3.35	x -	4.00	x	54.8	% -	61.5%
IHS Zambia Limited	30.2%	4.0%	2.61	x -	3.24	x	65.4	% -	72.8%
IHS Rwanda Limited	18.1%	4.0%	2.04	x -	2.64	x	69.0	% -	73.2%
IHS Kuwait Limited	6.3%	3.6%	1.01	x -	1.53	x	56.6	% -	62.6%
IHS South Africa Proprietary Limited	13.9%	3.3%	1.25	x -	2.28	x	42.9	% -	66.4%
(a)	Tenancy ratios and gross margins (excluding depreciation & amortization) disclosed are for the forecast period 2025 - 2029. The tenancy ratios refer to the average number of tenants plus lease amendments (also including extra power and space) per tower that is owned or operated across a tower portfolio at a given point in time.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Management has considered and assessed reasonably possible changes for key assumptions on all markets. Any one of the following changes in assumptions could represent a reasonably possible scenario:

●	1% increase in the pre-tax weighted average cost of capital;
●	1% decrease in the terminal growth rate;
●	50% decrease in tenancy ratio; and
●	10% decrease in gross margin excluding depreciation and amortization.

Management has concluded that none of the reasonably possible scenarios listed above could give rise to impairment. In prior year, one reasonably possible scenario, being a 10% decrease in gross margin, for the IHS Zambia Limited CGU was determined to give rise to a $8.5 million impairment.

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

The key assumptions to which the fair value less costs of disposal calculation for the Latam tower businesses are most sensitive are:

●	post-tax weighted average cost of capital;
●	terminal growth rates;
●	revenue growth assumptions (taking into account tenancy growth) and the direct effect these have on gross profit margins in the ten-year forecast period for the IHS Latam tower businesses group of CGUs; and
●	revenue growth assumptions (including homes connected) and the direct effect these have on gross profit margins in the ten-year forecast period for the I-Systems CGU.

	Post-tax weighted average cost of capital	Terminal growth rate	Tenancy growth(a)	Homes connected (million)
2024
IHS Latam tower businesses	9.6%	4.7%	5.6%	n.a
I-Systems	9.4%	4.7%	n.a	0.7 - 3.1

2023
IHS Latam tower businesses	11.0%	4.4%	6.4%	n.a
I-Systems	10.7%	4.4%	n.a	1 - 3.1
(a)	Tenancy growth disclosed is for the average annual growth rate for tenancies over the forecast period 2025 - 2034.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

An impairment loss of $87.9 million (2023: $nil) was recognized in the IHS Latam Tower business group of CGUs during the first quarter of 2024. This was mainly due to the restructuring of our customer, Oi S.A. (“Oi”), in Brazil. On April 19, 2024, an Oi restructuring plan was presented to court in Brazil and was agreed upon by creditors including IHS, in relation to Oi’s ongoing judicial recovery proceedings. As a result of the agreed upon terms, the carrying amount of the IHS Latam tower businesses group of CGUs has been reduced to its recoverable amount, through the recognition of an impairment loss against goodwill. This loss is included in administrative expenses in the consolidated statement of loss and other comprehensive income. The annual goodwill impairment review did not result in any further losses.

An impairment loss of $121.6 million was recognized in the IHS Latam Tower business group of CGUs due to macroeconomic conditions which had deteriorated over the year ended December 31, 2022, increasing the discount rate, and a reduction in the cash flows in the outer years of the forecast used for impairment testing.

Management has determined the reasonably possible changes in key assumptions as follows:

●	1% increase in the post-tax weighted average cost of capital;
●	1% decrease in the terminal growth rate;
●	15% decrease in tenancy growth; and
●	15% decrease in growth in homes connected.

For the Latam Towers businesses group of CGUs the reasonably possible change scenarios that would individually result in an impairment charge (2023: individually increase the impairment charge) are as follows:

	1% increase	1% decrease	15% decrease
	in post-tax	in terminal	in tenancy
	discount rate	growth rate	growth
	$'000	$'000	$'000
2024
IHS Latam Towers businesses	48,144	—	—

2023
IHS Latam Towers businesses	139,955	71,817	88,368

For the I-Systems CGU management has concluded that no reasonably possible scenario could give rise to an impairment.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

16.Deferred income tax

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority and are classified on a net basis within either deferred tax assets or deferred tax liabilities. These net country amounts are aggregated according to their asset or liability position and presented as then aggregated in the consolidated statement of financial position.

The Group recognizes deferred tax assets to the extent that it is probable that sufficient future taxable income will arise against which these deductible temporary differences can be utilized. As of December 31, 2024, a net deferred tax asset of $66.8 million (2023: $57.9 million) has been recognized with respect to the Brazil tower business, which includes tax losses and other deductible temporary differences. The Group has performed an assessment of recovery of deferred tax assets for this entity using forecasted future taxable income and considers that it is probable that sufficient future taxable income will arise against which these losses and deductible temporary differences can be utilized.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

						Unutilized
	Property,					capital
	plant and	Intangible		Lease	Right-of-use	allowances	Finance costs
	equipment	assets	Provisions	liability	assets	and tax losses	and other	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Net deferred income tax
At January 1, 2022	(166,020)	(166,157)	69,428	144,972	(138,846)	92,847	5,721	(158,055)
Additions through business combinations	(61,184)	(76,680)	—	—	—	—	—	(137,864)
Tax income	49,634	59,702	3,859	2,737	8,752	27,429	31,742	183,855
Foreign exchange and other movements	4,831	5,516	(1,638)	5,965	(5,713)	(1,560)	(486)	6,915
At December 31, 2022	(172,739)	(177,619)	71,649	153,674	(135,807)	118,716	36,977	(105,149)

At January 1, 2023	(172,739)	(177,619)	71,649	153,674	(135,807)	118,716	36,977	(105,149)
Tax income/(charge)	24,045	(9,239)	(8,943)	17,322	(12,090)	(9,737)	5,544	6,902
Foreign exchange and other movements	36,443	42,111	(12,482)	(36,434)	32,198	(26,550)	(10,359)	24,927
At December 31, 2023	(112,251)	(144,747)	50,224	134,562	(115,699)	82,429	32,162	(73,320)

At January 1, 2024	(112,251)	(144,747)	50,224	134,562	(115,699)	82,429	32,162	(73,320)
Tax income/(charge)	(9,267)	8,519	(1,496)	2,728	(1,818)	41,928	909	41,503
Foreign exchange and other movements	42,743	12,686	(9,899)	32,161	(33,480)	(23,624)	(15,875)	4,712
At December 31, 2024	(78,775)	(123,542)	38,829	169,451	(150,997)	100,733	17,196	(27,105)

Classified as:
At December 31, 2023
Deferred Income tax assets	(4,807)	23,386	3,490	84,886	(73,400)	30,668	(437)	63,786
Deferred Income tax liabilities	(107,444)	(168,133)	46,734	49,676	(42,299)	51,761	32,599	(137,106)
	(112,251)	(144,747)	50,224	134,562	(115,699)	82,429	32,162	(73,320)
At December 31, 2024
Deferred Income tax assets	(57,208)	253	21,156	99,029	(87,763)	74,289	23,589	73,345
Deferred Income tax liabilities	(21,567)	(123,795)	17,673	70,422	(63,234)	26,444	(6,393)	(100,450)
	(78,775)	(123,542)	38,829	169,451	(150,997)	100,733	17,196	(27,105)

The Group’s significant recognized deferred tax assets at December 31, 2024, primarily comprised $70.9 million (2023: $46.1 million) in relation to tax losses arising in the Brazil tower and fiber business, $25.2 million (2023: $25.0 million) in relation to unutilized capital allowances of the Group’s Nigerian subsidiaries and $28.4 million (2023: $14.1 million) in relation to finance costs of the Group’s Nigerian subsidiaries. Tax deductions for finance costs, which comprise interest paid and realized exchange losses, are restricted under Nigerian tax legislation and are carried forward for future relief.

In the case of the Brazilian and Nigerian deferred tax assets described above, the Group has performed an assessment of their recovery using forecasted future taxable income and has recognized deferred tax assets to the extent it is considered probable that sufficient future taxable income will arise against which these losses and deductible temporary differences can be utilized.

The Other category within Finance costs and other includes withholding tax on undistributed profits and on unrealized derivative instruments income.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

The Group has $2.2 billion (2023: $2.4 billion, 2022: $1.8 billion) in deductible temporary differences for which no deferred tax is recognized. These amounts primarily relate to finance costs incurred by the Group’s Nigerian subsidiaries. No deferred tax is recognized for these costs, which are subject to restrictions on their deductibility, because, in the case of interest, it is not considered probable that sufficient forecast future taxable income will arise to utilize these deductions, or in the case of exchange losses, which are deductible when realized, because it is not considered probable that there will be sufficient forecast taxable income to utilize those losses which are realized in the future. The amounts are due to expire as follows:

●	within one year: $3.6 million (2023: $91.1 million, 2022: $222.3 million);
●	between one and two years: $53.9 million (2023: $138.9 million, 2022: $180.0 million);
●	between two and three years: $27.5 million (2023: $63.6 million, 2022: $274.3 million); and
●	between three and four years: $3.8 million (2023: $39.4 million, 2022: $99.4 million).

As of December 31, 2024, there were $nil (2023: $6.5 million, 2022: $122.2 million) of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognized.

17.Inventories

	2024	2023
	$'000	$'000

Stock of materials	30,746	40,589

Inventories are measured at lower of cost and net realizable value. Diesel is held at cost and consumables are held at cost less provision for obsolescence. During the year, an inventory write-down expense of $11.9 million was recognized (2023: $0.4 million, 2022: $1.7 million). The value of inventory recognized as an expense during the year is $285.5 million (2023: $321.4 million, 2022: $371.8 million).

18.Derivative financial instruments

The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the consolidated statement of loss and other comprehensive income. The related net foreign exchange gain/(loss) is included in finance income (note 10) and finance costs (note 11).

The underlying contractual notional amounts for the derivative instruments are as follows, as of December 31, for each of the following years:

	2024	2023
	$'000	$'000
Derivative instruments
Embedded options within listed bonds(a)	2,186,000	1,940,000
Foreign exchange swaps(b)	14,500	125,000
Interest rate caps	—	100,000
	2,200,500	2,165,000
(a)	This relates to early redemption clauses within the Group’s Senior Notes (see note 22 - Borrowings). On or after November 29, 2023, 2024, or 2025, the 2026 Notes may be redeemed (in whole or in part) at a price of 102.81250%, 101.40625% and 100.00000%, respectively. On or after September 18, 2024, the 2027 Notes may be redeemed (in whole or in part) at a price of 100.00000%. On or after November 29, 2024, 2025 or 2026, the 2028 Notes may be redeemed (in whole or in part) at a price of 103.12500%, 101.56250% and 100.00000%, respectively. On or after November 29, 2026, 2027 or 2028, the 2030 Notes may be redeemed (in whole or in part) at a price of 103.93750%, 101.96875% and 100.00000%, respectively. On or after November 29, 2027, 2028 or 2029, the 2031 Notes may be redeemed (in whole or in part) at a price of 104.12500%, 102.06250% and 100.00000%, respectively.
(b)	These foreign exchange swaps are expected to be settled in the next 12 months from December 31, 2024 (2023: December 31, 2023).

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

The fair value balances are as follows:

	2024	2023
	$'000	$'000
Derivative instruments
Embedded options within listed bonds	29,410	1,540
Foreign exchange swaps	(10,203)	(68,133)
Interest rate caps	—	565
	19,207	(66,028)

The change in fair value of the derivative instruments has been recorded in the consolidated statement of loss and other comprehensive income as follows:

	2024	2023	2022
	$'000	$'000	$'000
Derivative instruments
Foreign exchange swaps	8,147	(92,151)	(1,599)
Embedded options within listed bonds	6,710	(3,760)	(159,889)
Interest rate caps	230	163	(89)
	15,087	(95,748)	(161,577)

The credit ratings of the Group’s derivative financial instrument assets at December 31, 2024, and 2023, based on publicly reported Fitch ratings are as follows:

	2024	2023
	$'000	$'000
Derivative financial instrument assets
Not rated	29,410	2,105
	29,410	2,105

Refer to note 4(a) for further information on the derivative financial instruments.

Reconciliation of movements is as follows:

	2024	2023
	$'000	$'000
Foreign exchange swaps
At January 1	(68,133)	(1,393)
Fair value gain/(loss) (unrealized foreign exchange on open contracts)	8,147	(92,151)
Exchange differences	26,574	25,831
Cash flow on settlement	23,209	(420)
At December 31	(10,203)	(68,133)

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

19.Trade and other receivables

	2024	2023
	$’000	$'000
Non-current
Accrued revenue and lease incentive	73,519	71,904
Other tax receivables	5,605	7,116
Payment in advance for property, plant and equipment	24,558	61,874
Withholding tax receivables(a)	14,913	—
Contingent consideration receivable(b)	2,438	6,411
	121,033	147,305
Current
Trade receivables	237,232	233,528
Less: allowance for expected credit losses	(16,339)	(21,205)
Net trade receivables(c)	220,893	212,323
Other receivables(d)	44,434	317,452
Prepaid land rent	771	1,016
Other prepaid expenses	14,521	29,979
Advance payments	10,947	33,364
Withholding tax receivables(a)	10,258	1,362
VAT receivables	9,929	12,339
Contingent consideration receivable(b)	1,603	—
	313,356	607,835
(a)	Withholding tax receivables are assessed for recoverability based on a five year cash flow projection and an analysis of the utilization of withholding tax balances in settlement of future income tax liabilities. Withholding tax receivables increased for the year ended December 31, 2024, due to changes in the revenue withholding tax regulations which impact the Group’s Nigerian businesses. Effective from January 1, 2025, these changes reduce the amounts of revenue tax withheld by customers in Nigeria with respect to colocation and telecommunication tower services from 10% to 2%. Following this announcement in October 2024, previously impaired revenue withholding tax receivables were reassessed to identify which could be utilized in settlement of future tax liabilities resulting in the reversal of previously impaired revenue withholding tax receivables of $25.2 million.
(b)	Receivable on the I-Systems Soluções de Infraestrutura S.A. acquisition.
(c)	The fair value is equal to their carrying amount.
(d)	Included in other receivables are short-term fixed deposits which are not classified as cash and cash equivalents as it exceeds the three-month maturity period. Most of these deposits were repaid in the current period and reclassified to cash and cash equivalents.

Included in trade receivables is $135.7 million (2023: $84.9 million, 2022: $86.2 million) relating to accrued revenue of which $54.4 million (2023: $19.5 million, 2022: $17.7 million) relates to contract assets, with the remainder being accrued lease rental income.

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

Prepaid land rent is capitalized to the right-of-use asset insofar as it relates to leases accounted for under IFRS 16. The prepaid land rent for leases that are exempt from being accounted for under IFRS 16, under the Group’s accounting policy, are accounted for as short-term prepayments.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

20.Cash and cash equivalents

	2024	2023
	$’000	$'000

Cash and bank deposits(a)	577,956	293,823
Cash and cash equivalents	577,956	293,823
(a)	Includes $175.0 million (2023: $105.4 million) of fixed term bank deposits.

The credit ratings of the Group’s principal banking partners as of December 31, 2024, and 2023, based on publicly reported Fitch ratings, are as follows. The Group regularly monitors its credit risk with banking partners and did not incur any losses during 2024 and 2023 as a result of bank failures.

	2024	2023
	$’000	$'000
Cash and cash equivalents
AAA (F1+)	16,718	16,030
AA	—	2
A+	31	15,686
A (F1)	282,279	67,505
A-	—	216
BBB+	184	15,889
BBB-	55,856	88
B+	—	7,611
B	200,318	169,517
C/not rated	22,570	1,279
	577,956	293,823

21.Trade and other payables

	2024	2023
	$’000	$'000
Non-current
Other payables	5,218	4,629
	5,218	4,629
Current
Trade payables	232,930	330,622
Deferred revenue	64,883	41,462
Withholding tax payable	2,239	3,555
Payroll and other related statutory liabilities	42,844	46,282
VAT payables	29,921	37,829
Other payables	49,683	72,877
	422,500	532,627

Included in deferred revenue is $18.9 million (2023: $7.9 million, 2022: $22.9 million) which relates to contract liabilities.

The contract liabilities relating to December 31, 2023, were fully recognized in revenue during the year end December 31, 2024.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

22.Borrowings

Borrowings comprised the following:

	2024	2023
	$’000	$'000
Non-current
Senior Notes	2,164,209	1,930,457
Debentures and bank term loans(a)	1,055,006	1,126,239
	3,219,215	3,056,696

Current
Senior Notes	19,326	26,912
Debentures and bank term loans(a)	102,552	107,110
Bank overdraft	—	675
Letters of credit	6,856	319,454
	128,734	454,151

Total borrowings	3,347,949	3,510,847
(a)	The above amounts are shown net of pledged deposits as security (2024: Current $12.1 million, Non-current $23.4 million and 2023: $nil)

Reconciliation of cash and non-cash changes is as follows:

	2024	2023
	$’000	$’000

At January 1	3,510,847	3,344,402
Interest expense (note 11)	359,965	362,381
Interest paid	(326,984)	(299,029)
Proceeds received from issuance of borrowings (net of transaction costs)	2,209,050	985,992
Repayment of borrowings	(2,149,307)	(689,940)
Bank overdraft	(675)	612
Other transaction costs	(10,558)	(19,441)
Disposal of subsidiary	(53,065)	—
Exchange differences	(191,324)	(174,130)
At December 31	3,347,949	3,510,847

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

22.1Analysis of borrowings

Borrowings comprised the following:

	Principal
	amount					Carrying amount
	December 31,		Issue	Maturity		December 31,	December 31,
	2024	Currency	date	date	Interest rate	2024	2023
						$’000	$’000
Senior Notes
IHS Holding Limited	200.0M	USD	Nov'21	Nov'26	5.625%	200,777	498,920
IHS Holding Limited	500.0M	USD	Nov'21	Nov'28	6.250%	499,422	498,635
IHS Holding Limited	550.0M	USD	Nov'24	May'30	7.875%	545,440	—
IHS Holding Limited	650.0M	USD	Nov'24	Nov'31	8.250%	644,180	—
IHS Netherlands Holdco B.V.	286.0M	USD	Sep'19	Sep'27	8.000%	293,716	959,814

Debentures
IHS Brasil - Cessão de Infraestruturas S.A.	1.2B	BRL	Sep'23	Aug'31	3.10% + CDI	177,635	252,341
IHS Brasil - Cessão de Infraestruturas S.A.	300.0M	BRL	Jun'24	Jun'32	2.80% + CDI	43,959	—
I-Systems Soluções de Infraestrutura S.A.	160.0M	BRL	Jun'24	May'32	2.10% + CDI	24,291	—

Bank Term Loans
IHS Côte d’Ivoire S.A.	—	XOF	Jun'22	Jun'24	5.00%	—	6,570
IHS Côte d’Ivoire S.A.	—	EUR	Jun'22	Jun'24	3.00% + 3M EURIBOR	—	4,841
IHS Côte d’Ivoire S.A.	9.4B	XOF	Dec'23	Dec'28	6.50%	14,378	—
IHS Côte d’Ivoire S.A.	74.1M	EUR	Dec'23	Dec'28	3.50% + 3M EURIBOR	75,473	—
IHS Holding Limited	—	USD	Oct'22	Oct'25	3.75% + CAS + 3M SOFR	—	370,935
IHS Holding Limited	255.0M	USD	Oct'24	Oct'29	4.50% + 3M SOFR	256,640	—
IHS Holding Limited	3.2B	ZAR	Oct'24	Oct'29	4.50% + 3M JIBAR	175,230	—
IHS Kuwait Limited	—	KWD	Apr'20	Apr'29	2.00% + CBK Discount Rate	—	61,354
IHS Towers South Africa Proprietary Limited	3.3B	ZAR	May'22	May'29	2.75% + 3M JIBAR	174,776	185,404
IHS Zambia Limited	61.8M	USD	Dec'20	Dec'27	5.00% + CAS + 3M SOFR	62,179	81,297
INT Towers Limited	134.1B	NGN	Jan'23	Jan'28	2.50% + MPR, 18% - 27% collar	91,594	186,302
I-Systems Soluções de Infraestrutura S.A.	400.0M	BRL	Oct'22	Oct'30	2.45%- 2.50% + CDI	61,403	84,305

Revolving Credit Facilities and overdrafts(a)
IHS Holding Limited	300.0M	USD	Mar'20	Oct'26	3.00% + CAS + 3M SOFR	—	—
IHS Nigeria Limited	55.0B	NGN	Jan'23	Jan'26	2.50% + MPR, 18% - 27% collar	—	—
IHS Towers South Africa Proprietary Limited	—	ZAR	Oct'23	Dec'24	PRIME minus 0.25%	—	675

Letters of Credit(a)
IHS Nigeria	356.5M	USD	Feb'22	Mar'25	12.00% - 15.75%	6,856	319,454
						3,347,949	3,510,847
(a)	Principal amount for revolving credit facilities, overdrafts and letters of credit are the available facilities at December 31, 2024.

All Group borrowings (except letters of credit) contain customary affirmative and negative covenants, events of default and financial covenant ratios (generally tested quarterly, with some exceptions). The borrowing entity may also voluntarily prepay its utilizations and/or cancel all or part of the available commitments on these borrowings by giving notice. Mandatory cancellation and full or partial prepayment may be required in certain circumstances including events of default. The majority of borrowings are supported by intercompany guarantees or secured by pledges over certain assets.

Financing activities and liquidity during the reporting period

The Group is in compliance with its debt covenants related to the listed bonds and covenants related to external borrowings as of December 31, 2024. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on December 31, 2024.

(i)CIV (2023) Term Loan

In February 2024, a first draw down of €56.1 million (approximately $58.4 million) and XOF 7,109.0 million (approximately $11.3 million) was made by IHS Côte d’Ivoire S.A. under the CIV (2023) Term Loan. These proceeds were applied towards, inter alia, the full prepayment of the entity’s pre-existing borrowings maturing in June 2024 and for general corporate purposes.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

In June 2024, the remaining €31.9 million (approximately $33.2 million) and XOF 4,042.3 million (approximately $6.4 million) were drawn down on this term loan. These proceeds were applied towards, inter alia, the full prepayment of the entity’s existing borrowings maturing in June 2024 and for general corporate purposes.

(ii)	IHS Brasil - Cessão de Infraestruturas S.A. and I-Systems Soluções de Infraestrutura S.A. 2024 Debentures

In June 2024, IHS Brasil - Cessão de Infraestruturas S.A. and I-Systems Soluções de Infraestrutura S.A. issued debentures for BRL 300.0 million (approximately $48.6 million) and BRL 160.0 million (approximately $25.9 million), respectively. These debentures amortize, starting from July 2026 and November 2026, semi-annually until maturity in June 2032 and May 2032, respectively.

Both debentures are secured by a pledge over the bank account where the companies’ receivables are deposited. In addition, the IHS Brasil - Cessão de Infraestruturas S.A. debentures are secured by a pledge over all shares owned by IHS Netherlands BR B.V. in IHS Brasil - Cessão de Infraestruturas S.A.

(iii)Nigeria (2023) Term Loan and Nigeria (2023) Revolving Credit Facility

In August 2024, the interest rate cap on the NGN 165.0 billion (approximately $106.7 million) loan and the NGN 55.0 billion (approximately $35.6 million) facility, both entered into in January 2023, was increased from 24% to 27%.

(iv)IHS Holding 2024 Dual-Tranche Term Loan

In October 2024, IHS Holding Limited entered into and drew down on a dual-tranche $255.0 million and ZAR 3,246.0 million loan agreement (together totaling approximately $427.6 million). This syndicated facility is scheduled to terminate in October 2029. The majority of the proceeds were applied toward the repayment of the IHS Holding (2022) Bullet Term Loan and general corporate purposes.

(v)	IHS Holding (2022) Bullet Term Loan

In March 2024, the available commitments under the Company’s October 2022 loan facility were voluntarily reduced by $70.0 million and the remaining available commitments of $60.0 million were drawn down in April 2024, with the proceeds applied towards general corporate purposes, resulting in the facility being fully drawn at $430.0 million.

This drawn amount of $430.0 million was fully prepaid in October 2024 using the proceeds received from the IHS Holding 2024 Dual-Tranche Term Loan.

(vi)IHS Holding 2024 Notes Issuance

In November 2024, IHS Holding Limited issued $550.0 million 7.875% Senior Notes due 2030 (the “2030 Notes”) and $650.0 million 8.250% Senior Notes due 2031 (the “2031 Notes”, and together with the 2030 Notes, the “IHS Holding 2030/31 Notes”), guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria Limited, IHS Towers NG Limited, INT Towers Limited and INT Towers NG Finco 1 Plc.

The proceeds of the issuance of the IHS Holding 2030/31 Notes were used to partially redeem the principal amount of the 2026 Notes and 2027 Notes and fully prepay the IHS Holding (2024) Term Loan (including accrued and unpaid interest), fees and expenses related to the offering of the notes, and for general corporate purposes. The IHS Holding 2030/31 Notes pay interest semi-annually in arrear and the principal is repayable in full on maturity.

(vii)IHS Holding 2021 Notes Issuance

In November 2024, the 2026 Notes were partially redeemed, in an aggregate principal amount outstanding of $300.0 million following the issuance of the IHS Holding 2030/31 Notes and as of December 31, 2024, the aggregate principal amount outstanding on the IHS Holding 2026/28 Notes is $700.0 million.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

(viii)IHS Netherlands Holdco B.V. Notes

In November 2024 and December 2024, the 2027 Notes were partially redeemed, in an aggregate principal amount outstanding of $654.0 million following the issuance of the IHS Holding 2030/31 Notes and as of December 31, 2024, the aggregate principal amount outstanding on the 2027 Notes was $286.0 million.

(ix)IHS Holding (2024) Term Loan

In March 2024, the Company entered into a $270.0 million loan agreement with Standard Chartered Bank (Singapore) Limited as the original lender. This facility was scheduled to terminate in March 2026 and was repayable in installments.

This facility was fully drawn in March 2024 and the majority of the proceeds were applied toward the repayment of the Letter of Credit Facilities in Nigeria. In November 2024, this facility was fully prepaid using the proceeds received from the IHS Holding 2030/31 Notes.

(x)IHS Kuwait Facility

IHS Kuwait Limited was sold as part of the Kuwait Disposal that completed in December 2024.

(xi)IHS South Africa Overdraft

This overdraft facility, entered into in October 2023, expired in December 2024.

Letters of credit

The Group has utilized letters of credit for its Nigerian entities to fund capital and operational expenditure with suppliers. This utilization has significantly reduced in the year ended December 31, 2024, compared to the prior year. Letters of credit are presented within Borrowings and as of January 1, 2024, and December 31, 2024, all the suppliers had received payment.

Below are further details by entity as of December 31, 2024:

●	IHS Nigeria Limited has utilized $2.0 million (2023: $98.9 million) through funding under agreed letters of credit. These letters mature on March 31, 2025 (2023: March 31, 2024) and their interest rates range from 12.00% to 15.55% (2023: 12.00% to 15.55%).
●	INT Towers Limited has utilized $4.8 million (2023: $219.4 million) through funding under agreed letters of credit. These letters mature on March 31, 2025 (2023: March 31, 2024) and their interest rates range from 12.00% to 15.75% (2023: 12.00% to 15.75%).
●	Global Independent Connect Limited has utilized $0.1 million (2023: $1.1 million) through funding under agreed letters of credit. These letters mature on March 31, 2025 (2023: March 31, 2024) and their interest rates range from 15.25% to 15.28% (2023: 13.25% to 15.49%).
●	IHS Towers NG Limited has utilized no funding (2023: $0.02 million) under agreed letters of credit. These letters matured on March 31, 2024, and incurred interest at a rate of 15.49%.

The range of payment due date for liabilities that are part of the arrangement is up to 5 days after invoice date and for comparable trade payables that are not part of an arrangement is up to 30 days after invoice date.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

23.Lease liabilities

	2024	2023
	$’000	$’000

Non-current	470,476	510,838
Current	82,068	91,156
Total lease liabilities	552,544	601,994

Lease liabilities represent the net present value of future payments due under long term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the period, payments of $121.3 million (2023: $131.3 million, 2022: $112.8 million) were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.

Reconciliation of cash and non-cash changes is as follows:

	2024	2023	2022
	$’000	$’000	$’000

At January 1	601,994	605,558	376,101
Additions through business combinations	—	—	216,218
Additions through new leases or remeasurements(a)	188,047	159,624	118,609
Interest on lease liabilities (note 11)	68,031	61,617	52,234
Payments for the principal portion of lease liabilities	(55,233)	(72,854)	(76,629)
Interest paid for lease liabilities	(66,041)	(58,443)	(36,178)
Terminations	(79,998)	(67,547)	(37,718)
Disposal of subsidiary (note 31.2)	(22,581)	—	—
Exchange differences	(81,675)	(25,961)	(7,079)
At December 31	552,544	601,994	605,558
(a)	This value includes the impact of remeasurement of lease liabilities as a result of changes in lease terms.

Amount recognized in the consolidated statement of loss and other comprehensive income is as follows:

	2024	2023	2022
	$'000	$'000	$'000

Interest on lease liabilities (note 11)	68,031	61,617	52,234
Expenses relating to short-term leases and low value assets (note 7)	7,840	10,879	16,924
Depreciation for right-of-use assets (note 14)	95,383	95,895	88,615
	171,254	168,391	157,773

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

The undiscounted contractual payments under the lease liabilities as of December 31, are as follows:

		Total
	Carrying	contractual	Within	1 - 3	3 - 5	Over 5
	value	cash flows	1 year	years	years	years
	$'000	$'000	$'000	$'000	$'000	$'000
2024
Lease liabilities	552,544	1,130,990	92,425	179,774	173,750	685,041

2023
Lease liabilities	601,994	1,181,459	101,709	193,434	180,895	705,421

Lease obligations contractual cash flows are disclosed with the same renewal expectation assumption assessed for lease accounting under IFRS 16. The average remaining lease term remaining at December 31, 2024, is 13 years.

24.Provisions for other liabilities and charges

	2024	2023	2022
	$'000	$'000	$'000
Decommissioning and site restoration provisions
At January 1	86,408	85,016	71,941
Additions through business combinations	—	—	34,419
Provisions for new sites and remeasurements of existing sites	2,940	(505)	(24,898)
Utilization	(95)	(343)	(343)
Disposal of subsidiary	(3,299)	—	—
Unwinding of discount	9,191	9,156	7,084
Exchange differences	(11,087)	(6,916)	(3,187)
At December 31	84,058	86,408	85,016

Analysis of total decommissioning and site restoration provisions
Non-current	83,876	86,131	84,533
Current	182	277	483
	84,058	86,408	85,016

The provision relates to the probable obligation that the Group may incur to restore existing leased sites to their original state through the decommissioning, dismantling and removal of assets. The amount initially recognized is the present value of the estimated costs, discounted using a rate appropriate for the relevant operation and lease term.

Estimates are based on management’s experience having taken into account assumptions regarding the current economic environment, construction requirements, technology, price levels and expected plans for remediation. Management believes that these assumptions are a reasonable basis upon which to estimate the future liability. The estimates are reviewed regularly and updated to take into account any significant changes in the assumptions. Remeasurements are reflected in the provision and the related asset within property, plant and equipment.

Actual decommissioning and site restoration costs for the required works will reflect market prices and conditions at the relevant time. Furthermore, the timing of the works will likely depend on when the lease term is terminated without renewal which itself will depend upon technological changes in the local and international telecommunication industries which are inherently uncertain.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

The discount rates applied have been in line with the weighted average borrowing rate for the respective entities in the periods the assets were constructed/acquired. Discount rates applied by each entity are as follows:

		IHS	IHS Côte	IHS	IHS	IHS
	Nigerian	Cameroon	d’Ivoire	Zambia	South Africa	Rwanda	Brazilian	IHS Kuwait
	entities	S.A.	S.A.	Limited	Proprietary Limited	Limited	entities	Limited
	%	%	%	%	%	%	%	%
Discount rates
2024	11.1	7.8	5.9	14.0	11.0	13.5	14.0	n/a
2023	11.1	7.4	5.9	14.0	12.2	13.5	15.1	6.3

A 1% movement in the rate used to discount the estimated decommissioning and site restoration costs is estimated to impact the loss as follows:

	Increase/(decrease)
	in provision
	2024	2023	2022
	$’000	$’000	$’000

1% increase	(4,422)	(2,562)	(2,066)
1% decrease	2,568	1,189	1,606

25.Stated capital

			Stated
			capital net
	Number of	Stated	of issue
	shares	capital	costs (a)
	000’s	$'000	$'000

At January 1, 2022	327,820	5,253,508	5,223,484
Shares issued on exercise of options	4,100	88,469	88,469
At December 31, 2022	331,920	5,341,977	5,311,953

Shares issued on exercise of options	2,478	92,896	92,896
Shares repurchased and canceled through buyback program	(1,879)	(10,037)	(10,037)
At December 31, 2023	332,519	5,424,836	5,394,812

Shares issued on exercise of options	922	8,327	8,327
At December 31, 2024	333,441	5,433,163	5,403,139

As of December 31, 2024, stated capital was made up of share capital of $100,032,281 and share premium of $5,303,107,140.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

In August 2023, the Company’s board of directors (the “Board”) authorized a stock repurchase program for up to $50.0 million of the Company’s ordinary shares, effective as of August 15, 2023 through August 15, 2025, subject to market conditions, contractual restrictions, regulatory requirements and other factors. During the third quarter of 2023, the Company repurchased 948,101 shares, at an average price of $5.04 per share, for $4.8 million under its stock repurchase program. During the fourth quarter of 2023, the Company repurchased a further 930,556 shares, at an average price of $5.61 per share, for $5.2 million. No shares were repurchased during the fiscal year ended December 31, 2024. All shares repurchased were canceled.

Summarized below are the terms of the shares for the year end December 31, 2024, and 2023:

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

The authorized share capital of the Company is 1,700,000,000 shares with par value of $0.30 each. All ordinary shares issued were fully paid up and non-assessable as of December 31, 2024, and 2023.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

26.Other reserves

				Foreign
	Restruct-	Share-based	Loss on	exchange
	uring	payment	transactions	translation
	reserve	reserve	between owners	reserve	Total
	$’000	$’000	$’000	$’000	$’000

At January 1, 2022	4,019	176,698	(840,359)	(183,269)	(842,911)
Other comprehensive income	—	—	—	59,521	59,521
Recognition of share-based payment expense	—	13,423	—	—	13,423
Exercise of share options	—	(88,469)	—	—	(88,469)
Other reclassifications related to share-based payment	—	(2,835)	—	—	(2,835)
At December 31, 2022	4,019	98,817	(840,359)	(123,748)	(861,271)

Other comprehensive income	—	—	—	950,855	950,855
Recognition of share-based payment expense	—	13,168	—	—	13,168
Exercise of share options	—	(92,896)	—	—	(92,896)
Other reclassifications related to share-based payment	—	(1,426)	—	—	(1,426)
At December 31, 2023	4,019	17,663	(840,359)	827,107	8,430

Other comprehensive income, net of recycling	—	—	—	1,039,829	1,039,829
Recognition of share-based payment expense	—	27,769	—	—	27,769
Exercise of share options	—	(8,327)	—	—	(8,327)
At December 31, 2024	4,019	37,105	(840,359)	1,866,936	1,067,701

Restructuring reserve

This reserve is the excess of consideration over net assets acquired in business combinations under common control arising from Group restructuring. This is a non-distributable reserve.

Share-based payment reserve

This reserve represents the cumulative amounts charged in respect of unsettled options issued to employees of the Group and the impact of the B-BBEE share-based payment transaction as described in note 28.2. This is a non-distributable reserve.

Loss on transactions between owners

This reserve is the accumulated loss arising from transactions between parent and non-controlling interests shareholders.

Foreign exchange translation reserve

This non-distributable reserve is the accumulated exchange gains and losses arising from the translation of foreign operations from those operations’ functional currencies to the Group’s reporting currency. This is net of any foreign exchange gains or losses recycled to the income statement upon the disposal of subsidiaries.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

27.Non-controlling interests

	2024	2023	2022
	$’000	$’000	$’000

At January 1	237,506	227,200	223,188
Non-controlling interests arising on business combinations(a)	—	1,922	831
Non-controlling interests derecognized on disposal (note 31.2)	(23,181)	—	—
Loss for the year	(12,176)	(11,569)	(9,959)
Other comprehensive income	(43,379)	19,953	13,140
At December 31	158,770	237,506	227,200
(a)	Includes non-controlling interests arising on subsequent asset acquisitions on business combination transactions.

Summarized financial information for the I-Systems subsidiary, being the only subsidiary that has non-controlling interests that is material to the Group, is as follows. The amounts disclosed are before intercompany eliminations.

Summarized balance sheet and cash flows are as follows:
	2024	2023
	$’000	$’000

Non-current assets	406,058	527,592
Non-current liabilities	(100,577)	(114,681)
Non-current net assets	305,481	412,911

Current assets	50,475	83,274
Current liabilities	(30,029)	(53,797)
Current net assets	20,446	29,477

Net assets	325,927	442,388

Accumulated non-controlling interests at the end of the year	159,704	216,770

Summarized statement of comprehensive income for the year is as follows:
	2024	2023
	$’000	$’000

Revenue	76,488	73,556
Loss for the year	(27,130)	(22,712)
Other comprehensive (loss)/income	(89,303)	31,819
Total comprehensive (loss)/income	(116,433)	9,107

Loss allocated to non-controlling interests during the year	(13,294)	(11,129)

	2024	2023
	$’000	$’000

Cash flows from operating activities	70,772	59,827
Cash flows used in investing activities	(68,639)	(100,771)
Cash flows from financing activities	11,343	24,483
Net increase/(decrease) in cash and cash equivalents	13,476	(16,461)

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

28.Share-based payments

28.1 Employee share-based payments

Legacy employee share-based payment scheme

The terms of the IHS share-based payment plans for employees were amended on July 10, 2019, such that the exercise prices of the share option were removed and the number of shares an option holder will receive was reduced on a pro-rata basis (taking into account their relative values). The amended terms are:

●	No exercise price.
●	On a liquidity event (sale or IPO), the options will be converted and replaced with a fixed pool of shares.
●	In the event of a Sale option holders will receive the entirety of their options in shares.
●	In the event of an IPO:
o	Option holders will be awarded two thirds (66.7%) of their options as shares.
o	Option holders will further be entitled to receive up to an additional 33.3% of their shares subject to achieving the performance conditions below:
◾	50% issued annually if the Group achieves 5% Adjusted EBITDA growth and Adjusted funds from operations (“AFFO”) growth compared to the prior 12 month period where AFFO is defined as the income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of property, plant and equipment, intangible assets excluding goodwill and prepaid land rent on the decommissioning of sites, net (income)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, exceptional items income, exceptional items expense and other non-operating income and expenses, amortization of prepaid site rent, adjusted to take into account interest paid, interest income received, revenue withholding tax, income taxes paid, lease payments made, amortization of prepaid site rent, maintenance capital expenditures and corporate capital expenditures.
◾	50% issued annually on a sliding scale basis for Adjusted EBITDA growth and AFFO growth between 5 and 10% compared to the prior 12 month period.

No share options expired during the year.

On October 14, 2021, the Company announced the pricing of its initial public offering on the New York Stock Exchange (NYSE). In accordance with the terms above option holders were awarded two thirds (66.7%) of their options as shares. 50% of the remaining third (33.3%) were awarded in the year ended December 2022 as the performance conditions stated above had been met. The other 50% of the remaining third were awarded in the year ended December 2023 as the performance conditions stated above were met.

Omnibus employee share-based payment scheme

Between February 4, 2022, and February 7, 2022, a total of 1,147,500 awards, of which 237,060 awards have been forfeited due to employee leavers, were issued as part of the new Omnibus employee share-based payment plan. The plan will be deemed equity settled and comprise of:

●	Restricted stock units (“RSU”), which do not include performance conditions and vest in three equal portions on October 15, 2022, 2023, and 2024.
●	Performance stock units (“PSU”), part with an Adjusted Levered Free Cash Flow (“ALFCF”) target and part with a cumulative total shareholder return (“TSR”) target. The ALFCF target is a non-market-based performance condition, assessed annually over a three-year period. The cumulative TSR target is market-based, was valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 Share-based Payment (“IFRS 2”) valuations.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

The PSUs with a cumulative TSR target include a vesting period up to October 15, 2024. The PSUs with an ALFCF target include a vesting period up to December 31, 2024.

At the end of the vesting period for the PSUs with the cumulative TSR target, this target was not met and all awards were forfeited. However, the share-based payment charge will not be reversed for these forfeiture awards, as the market condition was not met.

On June 9, 2022, a total of 1,700,446 awards, of which 98,903 awards have been forfeited due to employee leavers, were issued as part of the existing Omnibus employee share-based payment plan. The plan will be deemed equity settled and comprise of:

●	Restricted stock units (“RSU”), which do not include performance conditions and vest in three equal portions on March 31, 2023, 2024, and 2025.
●	Performance stock units (“PSU”), part with an ALFCF target and part with a cumulative TSR target. The ALFCF target is a non-market-based performance condition, assessed annually over a three-year period up to December 31, 2024. The cumulative TSR target is market-based, was valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 valuations. The PSUs include a vesting period which is 3 years up to March 31, 2025.

On October 14, 2022, a total of 94,876 awards were issued as part of the existing Omnibus employee share-based payment plan. The plan was deemed to be equity settled and comprised of Restricted stock units (“RSU”) which do not include performance conditions. The plan was set to vest in three equal portions on June 1, 2023, 2024, and 2025, but due to employee leavers, the final vesting was accelerated and settlement took place in 2024.

On May 25, 2023, a total of 2,132,134 awards, of which 152,039 awards have been forfeited due to employee leavers, were issued as part of the existing Omnibus employee share-based payment plan. The plan will be deemed equity settled and comprise of:

●	Restricted stock units (“RSU”), which do not include performance conditions and vest in three equal portions on April 6, 2024, 2025, and 2026.
●	Performance stock units (“PSU”), part with an ALFCF target and part with a cumulative TSR. The ALFCF target is a non-market-based performance condition, assessed annually over a three-year period. The cumulative TSR target is market-based, was valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 valuations. The PSUs include a vesting period which is 3 years up to April 6, 2026.

On May 16, 2024, a total of 6,339,851 awards, of which 44,500 awards have been forfeited due to employee leavers, were issued as part of the existing Omnibus employee share-based payment plan. The plan will be deemed equity settled and comprise of:

●	Restricted stock units (“RSU”), which do not include performance conditions and vest in three equal portions on March 15, 2025, 2026 and 2027.
●	Performance stock units (“PSU”), part with an ALFCF target and parti with a cumulative total shareholder return target. The ALFCF target is a non-market-based performance condition, assessed annually over a three-year period. The cumulative TSR target is market-based, was valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 valuations. The PSUs include a vesting period which is 3 years up to March 15, 2027.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Total charge included in the consolidated statement of loss and other comprehensive income is as follows:

	2024	2023	2022
	$’000	$’000	$’000

Expense under equity settled classification from date of amendment	20,343	13,370	13,265

(a)Movements in the number of share awards outstanding

2024
Omnibus
plan
000’s

Authorized	10,470

Issued
At January 1	4,130
Issued	6,340
Forfeited	(321)
Exercised during the year	(885)
At December 31	9,264

	2023
	Incentive	Incentive	Incentive	Incentive	Omnibus
	plan 1	plan 2	plan 2B	plan 3	plan
	000’s	000’s	000’s	000’s	000’s

Authorized	634	2,560	768	10	4,750

Issued
At January 1	634	2,560	768	10	2,618
Issued	—	—	—	—	2,132
Forfeited	(317)	(1,280)	(384)	(5)	(127)
Exercised during the period	(317)	(1,280)	(384)	(5)	(493)
At December 31	—	—	—	—	4,130

(b)The valuation assumptions used to carry out the valuation of the scheme

The share option plans have been valued using a Black Scholes model, an approach that is commonly used for similar IFRS 2 valuations.

Valuation assumptions - legacy employee share-based payment scheme

At the modification date of July 10, 2019, the exercise price term was amended to $nil and no dividends were expected to be paid in the near future, as a result the options were deep in the money and the Black Scholes model returned the value of the share price for the value of the option. The share price assumption used was $22.04. A forfeiture rate of 10% and 5% was assumed for the LTIP1 and LTIP2 plans respectively and 0% for LTIP2B and LTIP3.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Further options were issued as follows:

●	March 9, 2020: 120,228 options were issued, valued at $2.2 million at issue using a share price assumption of $21.20.
●	July 14, 2020: 33,405 options were issued, valued at $0.7 million at issue using a share price assumption of $22.14.
●	July 1, 2021: 159,369 options were issued, valued at $3.7 million at issue using a share price assumption of $23.19.

Assumptions regarding forfeiture rates and dividends were consistent with those used at the modification date of the original legacy employee scheme, except for 2021 issuance where 0% forfeiture rate was assumed.

The above information has been adjusted for the reverse share split that took place in October 2021.

Valuation assumptions - Omnibus employee share-based payment scheme

The Omnibus awards issued were valued at $71.4 million at issue using a share price assumption within a range of $3.39 - $11.55 depending on the grant date. The fair value of the RSUs and PSUs with non-market conditions determined using share price at grant date amounted to $29.5 million and $29.3 million respectively while the fair value of the PSUs with market conditions determined using the Monte Carlo model amounted to $12.6 million. At December 31, 2024, a forfeiture rate range of 6% to 7% was assumed resulting in an expected charge over the remaining term of the awards of $17.5 million. Volatility within a range of 35.9% and 58.31% was determined by calculating the observed historical volatilities over the end of the performance period of the grants. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and no dividends are planned to be paid in the near future.

(iii)Weighted-average remaining contractual life

The weighted-average remaining contractual life in the table as follows is simply the period of time from the year end date to the expiry date of each of the awards.

	2024		2023
	Weighted	Number of	Weighted	Number of
	average	awards in force	average	awards in force
	remaining	at year end	remaining	at year end
	contractual life(a)		contractual life(a)
Year of grant
2022	0.26	1,266,575	1.02	2,041,836
2023	1.16	1,734,542	1.96	2,088,008
2024	1.86	6,263,368	—	—
		9,264,485		4,129,844
(a)	The contractual remaining life has been determined using vesting dates as all awards are expected to be exercised on vesting date.

28.2 Other share-based payments

B-BBEE Transaction

In December 2024, the Group received clearance from the Competition Commission of South Africa for the subscription of 30% of the shares in its subsidiary, IHS South Africa Holding Proprietary Limited (“IHS South Africa”) by SA Tower Holdings Proprietary Limited (“SATH”), a consortium of B-BBEE parties. The transaction completed in January 2025 and forms part of our B-BBEE compliance. Consideration for the shares is funded through a notional vendor loan arrangement, whereby the loan can be reduced by future dividends due to SATH as a minority shareholder.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

The agreement to provide shares at a fixed amount, settled in the future through notional vendor financing is accounted for together as an equity-settled share based payment arrangement under IFRS 2. As there were no vesting conditions, the fair value of the award of $7.6 million was expensed in full at the grant date, which was determined to be the date of clearance by the Competition Commission of South Africa. The grant date was the date of this approval as both parties also had a shared understanding of the terms and conditions of the arrangement. The expense is recognized within Administrative expenses.

29.Cash from operations

	2024	2023	2022
	$’000	$'000	$'000
Reconciliation
Loss before taxation	(1,610,244)	(1,880,650)	(543,979)
Adjustments
Depreciation of property, plant and equipment (note 7 and 8)	315,967	385,203	421,574
Amortization of intangible assets (note 7 and 8)	46,768	50,383	47,330
Amortization of prepaid site rent	9,938	9,534	9,631
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 7 and 8)	14,798	87,696	38,157
Impairment of assets held for sale (note 7)	2,853	—	—
Impairment of goodwill (note 8)	87,894	—	121,596
Net impairment of withholding tax receivables (note 8)	1,081	47,992	52,334
Impairment of inventory	11,910	—	138
Net loss/(gain) on disposal of property, plant and equipment and right-of-use assets (note 8)	20,163	(3,806)	3,382
(Net reversal of loss allowance)/net loss allowance on trade receivables (note 8.1)	(25)	7,202	(4,446)
Insurance claim income (note 9)	(73)	(321)	(2,092)
Gain on disposal of subsidiary (note 9)	(83,838)	—	—
Finance income (note 10)	(33,747)	(25,209)	(15,825)
Finance costs (note 11)	2,123,138	2,436,511	872,049
Share‑based payment expense (note 28)	27,940	13,370	13,265
Operating income before working capital changes	934,523	1,127,905	1,013,114

Changes in working capital
(Increase)/decrease in inventory	(14,967)	11,249	(37,750)
Increase in trade and other receivables	(200,588)	(295,260)	(141,723)
Increase in trade and other payables	56,888	59,029	133,233
Net movement in working capital	(158,667)	(224,982)	(46,240)

Cash from operations	775,856	902,923	966,874

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

30Related parties

30.1Subsidiaries

IHS Holding Limited (“the Parent”) is the ultimate parent of the related parties at the year-end, which are as follows:

				Ownership
				interests	Ownership
				held	interests held
			Country of	by the Group	by the Group
Entity name		Principal activity(a)	incorporation	2024	2023
IHS Fiber Brasil - Cessão de Infraestruturas Ltda.		Holding company	Brazil	100%	100%
IHS Brasil - Cessão de Infraestruturas S.A.		Operating	Brazil	100%	100%
IHS Brasil Serviços de Infraestrutura Ltda.	(b)	Operating	Brazil	100%	100%
I-Systems Soluções de Infraestrutura S.A.		Operating	Brazil	51%	51%
San Gimignano Imoveis e Adminsitracao Ltda.		Provision of land management	Brazil	100%	100%
Centennial Towers of Colombia Ltd.		Financing company	British Virgin Islands	100%	100%
IHS Cameroon S.A.		Operating	Cameroon	100%	100%
Centennial Towers Colombia S.A.S.		Operating	Colombia	100%	100%
IHS Towers Colombia S.A.S		Operating	Colombia	100%	100%
Polar Breeze Colombia S.A.S		Operating	Colombia	100%	100%
IHS Côte d’Ivoire S.A.		Operating	Côte d’Ivoire	100%	100%
IHS Telecom Towers Egypt S.A.E.		Operating	Egypt	80%	80%
IHS KSA Limited	(c)	Operating	Kingdom of Saudi Arabia	—%	100%
IHS Kuwait Limited	(c)	Operating	Kuwait	—%	100%
IHS Mauritius Cameroon Limited		Holding company	Mauritius	100%	100%
IHS Mauritius Côte d’Ivoire Limited		Holding company	Mauritius	100%	100%
IHS Mauritius Netherlands Limited		Holding company	Mauritius	100%	100%
IHS Mauritius Rwanda Limited		Holding company	Mauritius	100%	100%
IHS Mauritius Zambia Limited		Holding company	Mauritius	100%	100%
Centennial Towers Brasil Cooperatief U.A.		Holding company	Netherlands	100%	100%
Centennial Towers of Brasil B.V.		Holding company	Netherlands	100%	100%
IHS Netherlands (Interco) Coöperatief U.A.		Holding company	Netherlands	100%	100%
IHS Netherlands BR B.V		Holding company	Netherlands	100%	100%
IHS Netherlands Connect B.V.		Holding company	Netherlands	100%	100%
IHS Netherlands EGY B.V.		Holding company	Netherlands	100%	100%
IHS Netherlands GCC B.V.	(c)	Holding company	Netherlands	—%	100%
IHS Netherlands KSA B.V.	(c)	Holding company	Netherlands	—%	100%
IHS Netherlands NG1 B.V.		Holding company	Netherlands	100%	100%
IHS Netherlands NG2 B.V.		Holding company	Netherlands	100%	100%
IHS Netherlands PHP B.V		Holding company	Netherlands	100%	100%
IHS Netherlands RSA B.V		Holding company	Netherlands	100%	100%
Nigeria Tower Interco B.V.		Holding company	Netherlands	100%	100%
IHS Netherlands Holdco B.V.		Provision of finance	Netherlands	100%	100%
Global Independent Connect Limited		Operating	Nigeria	100%	100%
IHS Nigeria Limited		Operating	Nigeria	100%	100%
IHS Towers NG Limited		Operating	Nigeria	100%	100%
INT Towers Limited		Operating	Nigeria	100%	100%
INT Towers NG Finco 1 PLC		Provision of finance	Nigeria	100%	n/a
IHS E-Services (NG) Limited		Provision of management services	Nigeria	100%	100%
IHS Peru S.A.C.	(c)	Operating	Peru	—%	100%
IHS Rwanda Limited		Operating	Rwanda	100%	100%
Rwanda Towers Limited		Operating	Rwanda	100%	100%
IHS South Africa Holding Proprietary Limited		Holding company	South Africa	100%	100%
IHS Towers South Africa Proprietary Limited		Operating	South Africa	100%	100%
IHS GCC MAR Holding Limited		Holding company	United Arab Emirates	100%	100%
IHS FinCo Management Limited		Provision of finance	United Arab Emirates	100%	100%
IHS GCC Limited		Provision of management services	United Arab Emirates	100%	100%
IHS SSC FZE		Provision of management services	United Arab Emirates	100%	100%
IHS GCC KW Holding Limited	(c)	Provision of management services	United Arab Emirates	—%	70%
IHS Africa (UK) Limited		Provision of management services	United Kingdom	100%	100%
IHS Towers Inc.		Provision of management services	United States of America	100%	100%
IHS Zambia Limited		Operating	Zambia	100%	100%
(a)All operating subsidiaries provide telecommunication support services as their principal activity.
(b)Entity renamed during the current period.
(c)Entity disposed of during the current period.

The shares of the Parent are widely owned by various investors. No investor has the full controlling right over the Company.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

30.2Key management personnel

Key management personnel comprise the Non-Executive Directors of the Company and the Group’s Executive Officers. The compensation in relation to key management personnel is as follows:

	2024	2023	2022
	$’000	$’000	$’000
Key management compensation
Short‑term employee benefits	22,712	18,354	19,980
Post-employment benefits	674	154	1,723
Termination benefits	1,250	—	—
	24,636	18,508	21,703
Share-based payments	10,012	6,696	5,380
	34,648	25,204	27,083

30.3Other related party transactions and balances

As described in note 28.2, in December 2024, the Group received clearance from the Competition Commission of South Africa for the subscription of 30% of the shares in its subsidiary, IHS South Africa, by SATH, a consortium of B-BBEE parties. The transaction completed in January 2025. The completion of this transaction satisfies one of the conditions set by the Competition Commission of South Africa, to achieve and maintain certain B-BBEE contributor levels.

Capgro Trust, a family trust for the Phuthuma Nhleko family, is the sole shareholder of K2022644716 (South Africa) Proprietary Limited, which holds a 45% stake in SATH. Mr. Phuthuma Nhleko, one of our directors, serves as a trustee of the Capgro Trust and has agreed that he is prohibited from receiving, directly or indirectly, in his personal capacity, any proceeds of dividends or other distributions originating from IHS South Africa or as a result of the notional vendor funding arrangements.

During the year ended December 31, 2024, DAR Telecom Consulting LLC (“DAR Telecom”) was paid $nil (2023: $nil, 2022: $175,000) for services provided by Mr. Sam Darwish, the Chairman & Group Chief Executive Officer. DAR Telecom is controlled by Mr. Darwish. These amounts are included in Key Management Compensation.

During the year ended December 31, 2024, the Group incurred costs on behalf of Mr. Darwish of $nil (2023: $nil, 2022: $26,910) which were fully repaid by DAR Telecom.

During the year ended December 31, 2022, the Group entered into an arm’s length agreement to sub-lease office space from a subsidiary company of Wendel Group, a significant shareholder of the Company. Under the sub-lease agreement, the Group paid rent and utilities for the year ended December 31, 2024, amounting to $134,631 and was refunded the deposit previously paid of $195,298 (2023: $366,896, 2022: rent and utilities of $343,600 and a deposit of $195,298). The sub-lease agreement was terminated on May 31, 2024.

During the year ended December 31, 2023, the Group entered into an arm’s length agreement for the provision of consulting services from Teneo. Ms. Ursula Burns, one of our directors, is the Chairwoman of the Board of Teneo Worldwide, LLC. The total fees paid to Teneo for the year ended December 31, 2024, were $2,309,009 (2023: $750,000, 2022: $nil).

There were no other material transactions or balances between the Group and its key management personnel or members of their close family.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

31.Business combinations and disposals

31.1Acquisitions

For acquisitions that meet the definition of a business combination, with the exception of the additional stages of the Kuwait Acquisition which are accounted for as asset acquisition, the Group applies the acquisition accounting method where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. The Group completed one additional stage of the Kuwait Acquisition in 2023 (the subsidiary was disposed of in the current year as described in note 31.2). There were no acquisitions during the year ended December 31, 2024.

IHS Kuwait Limited

In the 2020 financial year IHS GCC KW Holding Limited (“IHS GCC KW”), a subsidiary of IHS Holding Limited completed the first two stages of the acquisition of 1,620 towers from Mobile Telecommunications Company K.S.C.P. (“Zain Kuwait”) comprising 1,162 towers. During April 2021, October 2021, September 2022 and August 2023 IHS GCC KW completed the third, fourth, fifth and sixth stages of the acquisition of 1,620 towers from Zain Kuwait comprising 67, 126, 43 and 101 towers respectively.

As part of the transaction, some towers that were not purchased were managed and operated under a Managed Services agreement. IHS GCC KW transferred the purchase right to IHS Kuwait Limited for the Construction, Erection and Maintenance of Wired and Wireless Communication and Radar Towers and Stations with Limited Liability (“IHS Kuwait”) who operates the towers as a standalone business. As part of the agreement, IHS Kuwait also assumed existing supplier contracts and land leases, allowing it to apply the Group business processes and deliver services immediately after the assignment of the towers.

As part of the agreement, Zain Kuwait subscribed for shares in IHS GCC KW representing 30% of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

The table as follows summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date of the 101 towers acquired in 2023.

2023
$’000

Gross consideration	6,408
Less: consideration received in exchange for a retained 30% interest (by Zain Kuwait) in IHS GCC KW	(1,922)
Net consideration for 70% controlling interest in the acquired towers	4,486

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	5,576
Customer-related assets	2,224
Network-related assets	766
Trade and other payables	(2,158)
Total identifiable net assets acquired (at 100%)	6,408

Goodwill	—

Non-controlling interests	1,922

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

31.2Disposals

On December 19, 2024, the Group completed the sale of its 70% interest in IHS Kuwait Limited (“IHS Kuwait”) to Zain Group. The net assets disposed of and the resulting net gain on disposal are as follows:

2024
$’000

Net assets disposed	(77,044)
Non-controlling interests derecognized	23,181
Exchange differences on translation of foreign operations recycled	(98)
(53,961)

Proceeds	139,806
Costs of disposal	(1,943)
Net gain on disposal	83,902

The net gain on disposal is included in Other income in the consolidated statement of loss and other comprehensive income. The disposal proceeds were entirely in cash, and net assets disposed of included cash of $23.5 million.

On April 30, 2024, the Group completed the sale of its wholly owned subsidiary IHS Peru S.A.C.

There were no business disposals in the preceding year.

32Capital commitments and contingent liabilities

32.1Capital commitments

The Group was committed to the purchase of property, plant and equipment of $98.9 million as of December 31, 2024 (2023: $162.9 million).

32.2Contingent liabilities

The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business. The Group reviews these matters in consultation with internal and external legal counsel to determine on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.

The Group’s possible contingent liabilities in respect of litigations and claims amounted to $7.7 million at the end of the reporting period (2023: $11.9 million).

Based on legal advice received, the Group’s liability is not considered probable, thus no provisions have been made in these consolidated financial statements.

In the ordinary course of business the Group is subject to regular tax reviews in the jurisdictions in which it operates, and out of which a number of tax disputes have been raised. Whilst the Group vigorously defends its positions in this regard, it does recognize a provision for uncertain tax positions and believes that the probable quantum of potential future cash outflows in relation to these tax disputes is unlikely to exceed the amount provided in this regard.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

33.Events after the reporting period

(a)Airtel Zambia renewal

On January 21, 2025, IHS Zambia Limited entered into an agreement to renew and extend its Master Tower Service and License Agreement with Airtel Networks Zambia PLC until August 2035.
(b)Oi S.A. Judicial Recovery Plan Update

On March 13, 2025, the Group acquired 100% of SPE Imóveis e Torres Selecionados as part of the Oi S.A. Judicial Recovery Plan. The acquisition effectively converts the 1,567 towers and 187 related land assets, already held by the Group as right-of use assets, to property, plant and equipment. The transaction was non-cash and was settled through discounts already given to Oi under the Judicial Recovery Plan agreed in April 2024.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

SCHEDULE 1 - COMPANY STATEMENT OF (LOSS)/INCOME AND OTHER COMPREHENSIVE (LOSS)/INCOME

	2024	2023	2022
	$’000	$’000	$’000

Administrative expenses	(1,326,042)	(267,382)	(264,011)
Other income	64,111	429,698	2,329
Operating (loss)/income	(1,261,931)	162,316	(261,682)
Finance income	91,201	76,753	67,927
Finance costs	(137,833)	(127,044)	(135,783)
(Loss)/income before income tax	(1,308,563)	112,025	(329,538)
Income tax expense	—	—	—
(Loss)/Income for the year	(1,308,563)	112,025	(329,538)

Administrative expenses for the year ended December 31, 2024, include an impairment charge of $1,141.7 million on investments in subsidiaries, primarily driven by the devaluation of the Naira.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

COMPANY STATEMENT OF FINANCIAL POSITION

		2024	2023
	Note	$’000	$’000
Non-current assets
Property, plant and equipment		49	26
Other intangible assets		1,092	1,357
Investments in subsidiaries		3,928,288	5,508,489
Amounts due from related parties		1,232,182	774,066
Derivative financial instrument assets		21,820	230
		5,183,431	6,284,168
Current assets
Amounts due from related parties		1,046,332	322,830
Derivative financial instrument assets		—	565
Trade and other receivables		8,994	16,964
Cash and cash equivalents		306,039	67,335
		1,361,365	407,694

TOTAL ASSETS		6,544,796	6,691,862

Non-current liabilities
Borrowings	2	2,299,460	1,358,290
Financial guarantees	2	18,157	2,357
		2,317,617	1,360,647
Current liabilities
Trade and other payables		19,823	14,035
Borrowings	2	22,229	10,200
Amounts due to related parties		503,049	336,510
		545,101	360,745

TOTAL LIABILITIES		2,862,718	1,721,392

Stated capital		5,403,139	5,394,812
Accumulated losses		(1,926,067)	(617,504)
Other reserves		205,006	193,162
TOTAL EQUITY		3,682,078	4,970,470

TOTAL EQUITY AND LIABILITIES		6,544,796	6,691,862

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

COMPANY STATEMENT OF CHANGES IN EQUITY

	Stated	Accumulated	Other	Total
	capital	losses	reserves	equity
	$’000	$’000	$’000	$’000

At January 1, 2022	5,223,484	(402,418)	352,197	5,173,263
Exercise of share options	88,469	—	(88,469)	—
Share-based payment expense	—	—	13,423	13,423
Other reclassifications related to share-based payment	—	1,560	(2,835)	(1,275)
Total transactions with owners	88,469	1,560	(77,881)	12,148
Loss for the year	—	(329,538)	—	(329,538)
At December 31, 2022	5,311,953	(730,396)	274,316	4,855,873

At January 1, 2023	5,311,953	(730,396)	274,316	4,855,873
Shares repurchased and canceled through buyback program	(10,037)	—	—	(10,037)
Exercise of share options	92,896	—	(92,896)	—
Share-based payment expense	—	—	13,168	13,168
Other reclassifications related to share-based payment	—	867	(1,426)	(559)
Total transactions with owners	82,859	867	(81,154)	2,572
Income for the year	—	112,025	—	112,025
At December 31, 2023	5,394,812	(617,504)	193,162	4,970,470

At January 1, 2024	5,394,812	(617,504)	193,162	4,970,470
Exercise of share options	8,327	—	(8,327)	—
Share-based payment expense	—	—	20,171	20,171
Total transactions with owners	8,327	—	11,844	20,171
Loss for the year	—	(1,308,563)	—	(1,308,563)
At December 31, 2024	5,403,139	(1,926,067)	205,006	3,682,078

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

COMPANY STATEMENT OF CASH FLOWS

	2024	2023	2022
	$’000	$’000	$’000
Cash flows from operating activities
Cash from/(used in) operations	267	(105,822)	(86,202)
Net cash from/(used in) operating activities	267	(105,822)	(86,202)

Cash flows from investing activities
Purchase of property, plant and equipment	(34)	(35)	—
Purchase of software and licenses	(248)	(1,351)	(54)
Investment in subsidiaries	(72,542)	(33,588)	(439,141)
Dividends received from subsidiaries	52,220	—	—
Loan disbursed to subsidiaries	(880,278)	(600)	(254,615)
Loan principal repayment received from subsidiaries	263,574	43,007	47,601
Loan interest repayment received from subsidiaries	61,202	23,632	39,401
Interest received	6,772	8,490	3,270
Net cash (used in)/from investing activities	(569,334)	39,555	(603,538)

Cash flows from financing activities
Shares repurchased and canceled through buyback program	—	(10,038)	—
Interest paid	(110,686)	(92,549)	(69,075)
Bank loans and bond proceeds received (net of transaction costs)	1,922,253	—	643,785
Loan receipts from subsidiaries	—	—	100,000
Fees on borrowings and derivative instruments	(4,061)	(10,185)	(11,574)
Bank loans and bonds repaid	(1,000,000)	—	(280,000)
Premium paid on derivative instruments	—	—	(910)
Net gain settled on derivative instruments	796	419	—
Net cash from/(used in) financing activities	808,302	(112,353)	382,226

Net increase/(decrease) in cash and cash equivalents	239,235	(178,620)	(307,514)
Cash and cash equivalents at beginning of year	67,335	245,373	554,100
Exchange differences	(531)	582	(1,213)
Cash and cash equivalents at end of year	306,039	67,335	245,373

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

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

2. Long term debt

IHS Holding 2021 Notes Issuance

In November 2024, the 2026 Notes were partially redeemed, in an aggregate principal amount outstanding of $300.0 million following the issuance of the IHS Holding 2030/31 Notes and as of December 31, 2024, the aggregate principal amount outstanding on the IHS Holding 2026/28 Notes is $700.0 million.

IHS Holding (2022) Bullet Term Loan

In March 2024, the available commitments under the Company’s October 2022 loan facility were voluntarily reduced by $70.0 million and the remaining available commitments of $60.0 million were drawn down in April 2024, with the proceeds applied towards general corporate purposes, resulting in the facility being fully drawn at $430.0 million.

This drawn amount of $430.0 million was fully prepaid in October 2024 using the proceeds received from the IHS Holding 2024 Dual-Tranche Term Loan.

IHS Holding (2024) Term Loan

In March 2024, the Company entered into a $270.0 million loan agreement with Standard Chartered Bank (Singapore) Limited as the original lender. This facility is scheduled to terminate in March 2026 and is repayable in installments.

The applicable interest rate per annum is Term SOFR, plus a margin ranging from 4.50% to 7.00% per annum over the duration of facility, based on the relevant margin step-up date.

This facility was fully drawn in March 2024 and the majority of the proceeds were applied toward the repayment of the Letter of Credit Facilities in Nigeria. In November 2024, this facility was fully prepaid using the proceeds received from the IHS Holding 2030/31 Notes.

IHS Holding (2024) Dual-Tranche Term Loan

In October 2024, IHS Holding Limited entered into and drew down on a dual-tranche $255.0 million and ZAR 3,246.0 million loan agreement (together totaling approximately $427.6 million). This syndicated facility is scheduled to terminate in October 2029. The majority of the proceeds were applied toward the repayment of the IHS Holding (2022) Bullet Term Loan and general corporate purposes.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

IHS Holding 2024 Notes Issuance

In November 2024, IHS Holding Limited issued $550.0 million 7.875% Senior Notes due 2030 (the “2030 Notes”) and $650.0 million 8.250% Senior Notes due 2031 (the “2031 Notes”, and together with the 2030 Notes, the “IHS Holding 2030/31 Notes”), guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria Limited, IHS Towers NG Limited, INT Towers Limited and INT Towers NG Finco 1 Plc.

The proceeds of the issuance of the IHS Holding 2030/31 Notes were used to partially redeem the principal amount of the 2026 Notes and 2027 Notes and fully prepay the IHS Holding (2024) Term Loan (including accrued and unpaid interest), fees and expenses related to the offering of the notes, and for general corporate purposes. The IHS Holding 2030/31 Notes pay interest semi-annually in arrear and the principal is repayable in full on maturity.

A schedule of debt maturities is as follows:

					Carrying	Within	1 - 3	3 - 5	Over 5
					value	1 year	years	years	years
	Currency	Maturity date	Interest rate		$'000	$'000	$'000	$'000	$'000

2024
Dual-tranche Bullet Term Loan Facility	USD	Oct'29	4.50	% + 3M SOFR	256,640	23,737	47,344	302,408	—
Dual-tranche Bullet Term Loan Facility	ZAR	Oct'29	4.50	% + 3M JIBAR	175,230	21,702	43,286	215,907	—
2024 Notes	USD	May'30	7.875%		545,440	43,313	86,625	658,281	—
2024 Notes	USD	Nov'31	8.250%		644,180	53,625	107,250	107,250	757,250
Senior Note	USD	Nov'26	5.625%		200,777	11,250	211,250	—	—
Senior Note	USD	Nov'28	6.250%		499,422	31,250	62,500	531,250	—
					2,321,689	184,877	558,255	1,815,096	757,250

2023
Term loan	USD	Oct'25	3.75	% + CAS + 3M SOFR	370,935	34,768	405,055	—	—
Senior Note	USD	Nov'26	5.625%		498,920	28,125	556,250	—	—
Senior Note	USD	Nov'28	6.250%		498,635	31,250	62,500	562,500	—
					1,368,490	94,143	1,023,805	562,500	—

In addition to the guarantees set out in note 22, Borrowings, IHS Holding Limited is a guarantor for the following:

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

IHS Netherlands Holdco B.V. Notes

On each of September 18, 2019 and July 31, 2020, our wholly owned subsidiary, IHS Netherlands Holdco B.V. (“Holdco BV”), issued a total of $940.0 million 8.0% Senior Notes due 2027 (the “2027 Notes”) guaranteed by IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers Limited, and (since June 22, 2021) IHS Holding Limited. On June 22, 2021, pursuant to a successful consent solicitation, Holdco B.V. also effected certain amendments to the indenture governing the notes to, among other things, expand the “restricted

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

group” to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (which would then be subject to the covenants and events of default under the indenture), and to make certain other consequential changes to the negative covenants and restrictions resulting from the larger group structure.

The 2027 Notes mature on September 18, 2027, and pay interest semi-annually, with the principal repayable in full on maturity. On or after September 18, 2023, or 2024, the 2027 Notes may be redeemed (in whole or in part) at a price of 102.000% and 100.000%, respectively.

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

In November 2024 and December 2024, the 2027 Notes were partially redeemed, in an aggregate principal amount outstanding of $654.0 million following the issuance of the IHS Holding 2030/31 Notes and as of December 31, 2024, the aggregate principal amount outstanding on the 2027 Notes was $286.0 million.

Valuation of guarantees

The fair value of all guarantees was $18.2 million as of December 31, 2024 (2023: $2.4 million).