Form 20-F
period 2025-12-31
IHS Holding Ltd
filed 2026-03-16
CIK 1876183

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)         ☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report: 335,521,222 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☒    No  ☐

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). □

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

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data and forecasts in this Annual Report from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including Euromonitor International Limited. Certain industry, market and competitive position data and information referred to in this Annual Report is based on third-party data provided by Analysys Mason Limited, or Analysys Mason, delivered in April 2025 for use in this Annual Report. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Our and Analysys Mason’s data is derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our and Analysys Mason’s internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. Analysys Mason’s third party data is also prepared on the basis of information provided and views expressed by mobile operators, tower operators and other parties (including certain views expressed and information provided or published by individual operators, service providers, regulatory bodies, industry analysts and other third party sources of data). Although Analysys Mason has obtained such information from sources it believes to be reliable, neither we nor Analysys Mason have verified such information. You are cautioned not to give undue weight to these estimates and assumptions.

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

Use of Non-IFRS financial measures

Certain parts of this document contain non-IFRS financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with Accounting Standards as issued by International Accounting Standards Board (“IFRS® Accounting Standards”), and may be different from similarly titled non-IFRS measures used by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net (reversal of impairment)/ impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on disposal of property, plant and equipment and right-of-use assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

The most directly comparable IFRS measure to Adjusted EBITDA is our income/(loss) for the period.

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

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS Accounting Standards and you should not consider these as alternatives to income/(loss) or income/(loss) margin for the period or other financial measures determined in accordance with IFRS Accounting Standards.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Annual Report may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements regarding our future results of operations and financial position, future organic growth, industry and business trends, business strategy and plans, the consummation of the transactions that we have announced, including the transactions contemplated by the recent share purchase and sale agreement with TIM S.A., the recent stock purchase agreement with Latam Towers Infrastructure, LLC and the Merger Agreement (as defined below) with MTN Group Limited, shareholder value creation (including our productivity enhancements and cost reductions, as well as our ability to refinance or meet our debt obligations, the potential payment of dividends and/or potential share buybacks), our market growth, position and our objectives for future operations, including our ability to maintain relationships with customers, the potential benefit of the terms of our contract renewals, the impact (illustrative or otherwise) of the renewed agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of currency and exchange rate fluctuations (including the fluctuations of the Naira) and other economic and geopolitical factors on our future results and operations, our objectives for future operations, and the timing of any of the foregoing.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate and the wider global economy, including any impact of potential tariffs imposed by foreign governments;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism including, but not limited to, or as a result of, political instability, religious differences, ethnicity and regionalism in emerging and less developed markets, as well as recent hostilities involving Iran and related developments in the Middle East, which may affect oil productions, trade routes and global energy markets;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines and complexity such as our Carbon Reduction Roadmap (and Project Green);
●	our inability to successfully execute our business strategy and operating plans, and manage our growth;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including fluctuating costs for diesel or ground leases;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of tenancies or customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	potential uncertainty and contingencies related to consummation of the transactions contemplated by the recently announced share purchase and sale agreement with TIM S.A., stock purchase agreement with Latam Towers Infrastructure, LLC, and the Merger Agreement with MTN Group Limited;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;

●	disruptions in our supply of diesel or other materials, as well as related price fluctuations;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in this Annual Report.

The forward-looking statements in this Annual Report are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this Annual Report and the documents that we reference in this Annual Report with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Particularly in the ESG context, materiality is subject to various definitions that often differ from, and are generally more expansive than, the definition under US federal securities laws. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this Annual Report. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this Annual Report, whether as a result of any new information, future events or otherwise. Additionally, references to any website or other documents contained in this Annual Report are provided for convenience only, and their content is not incorporated by reference into this Annual Report.

CERTAIN DEFINED TERMS

Unless the context provides otherwise, references herein to:

●	“2026 Notes” refers to our $500 million 5.625% Senior Notes due 2026.
●	“2027 Notes” refers to our $940 million 8.000% Senior Notes due 2027.
●	“2028 Notes” refers to our $500 million 6.250% Senior Notes due 2028.
●	“2030 Notes” refers to our $550 million 7.875% Senior Notes due 2030.
●	“2031 Notes” refers to our $650 million 8.250% Senior Notes due 2031.
●	“Airtel Nigeria” refers to Airtel Networks Limited, a subsidiary of Airtel Africa.
●	“Articles” refers to our second amended and restated memorandum and articles of association, adopted by special resolution dated June 28, 2024.
●	“Brazilian Real”, “BRL” and “R$” refers to the lawful currency of the Federative Republic of Brazil.
●	“Carbon Reduction Roadmap” refers to our strategy for decreasing our emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline.

●	“CBN” refers to the Central Bank of Nigeria.
●	“Centennial Acquisition” refers to the acquisition by us on March 19, 2021 of Centennial Colombia and the acquisition by us on April 8, 2021 of Centennial Brazil, both from affiliates of Centennial Towers Holding LP. At closing, Centennial Colombia had 217 towers and Centennial Brazil had 602 towers.
●	“Centennial Brazil” refers to Centennial Towers Brasil Coöperatief U.A. and its subsidiaries.
●	“Centennial Colombia” refers to Centennial Towers Colombia, S.A.S. and its subsidiaries.
●	“Churn” refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract in any particular period, adjusted for the reintegration of previously lost tenancies. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.
●	“Colocation” refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.
●	“Colocation Rate” refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.
●	“Contracted Revenue” refers to lease fees to be received from the existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s current contractual term and lease fees to be received from Key Customers where we provide fiber access to an OLT for the remainder of the relevant contractual term, as of a specified date. In aggregating Contracted Revenue, we have taken the average lease rate for our Key Customers as of December 31, 2025, which is applied to the remaining term of the tenancies, lease amendments and fiber access of each Key Customer, assuming constant foreign exchange rates, no escalation of lease rates despite contractual provisions in our MLAs in that regard, no new Tenants, new Lease Amendments or new access to fiber, no amendments to our existing MLA terms and no Churn. See “Risk Factors — Our Contracted Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.”
●	“CSS” refers to Cell Sites Solutions — Cessão de Infraestruturas S.A.

●	“CSS Acquisition” refers to the acquisition by us on February 18, 2020 of CSS from affiliates of Goldman Sachs and Centaurus Capital LP. At closing, CSS had 2,312 towers, including 2,251 towers in Brazil, 51 in Peru and 10 in Colombia.
●	“euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
●	“GTS SP5 Acquisition” refers to acquisition by us on March 17, 2022 of São Paulo Cinco Locação de Torres Ltda (“GTS SP5”). At closing, GTS SP5 had 2,115 towers in Brazil.
●	“IFRS” refers to International Financial Reporting Standards which have been developed by the International Accounting Standards Board (“IASB”).
●	“IHS Holding Notes” refers to our 2026 Notes, our 2028 Notes, our 2030 Notes and 2031 Notes, collectively.
●	“IHS Nigeria” refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.
●	“INT Towers” refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.
●	“I-Systems” refers to I-Systems Soluções de Infraestrutura S.A., one of our operating subsidiaries in Brazil.
●	“Key Customers” refers to key customers during the period, being the MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d’Ivoire S.A., or Orange Côte d’Ivoire, T2 (until the third quarter of 2025), Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda (until October 2025), Claro S.A., or Claro Brazil, TIM Cellular S.A., or TIM Brasil, Telefonica Brasil S.A., or Vivo Brazil, Colombia Móvile S.A. E.S.P., or Tigo Colombia, COMSEL S.A., or Claro Colombia, Oi S.A., or Oi Brazil, and Telkom South Africa.
●	“Kuwait Disposal” refers to the disposal of our 70% interest in IHS Kuwait Limited to Mobile Telecommunications Company K.S.C.P. (Zain Kuwait). The transaction completed in December 2024.
●	“Latam” refers to our business segment that includes our markets in Latin America, which currently are Brazil and Colombia, but has historically included Peru prior to the completion of the sale in April 2024.
●	“Lease Amendments” refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.
●	“LTE” refers to long-term evolution, a standard for high-speed wireless communication for mobile devices and data terminals. We refer to LTE and 4G interchangeably in this Annual Report.
●	“Managed Services” refers to when MNOs outsource the day-to-day operations of their owned towers or other towers on which they are present, including maintenance, security and power supply.
●	“MENA” refers to our business segment that included our markets in the Middle East and North Africa region, which were Egypt and Kuwait.
●	“MLA” refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, master services agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.
●	“MLL” refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.
●	“MNOs” refers to mobile network operators.
●	“MTN Customers” refers to MTN Nigeria, MTN Côte d’Ivoire S.A., or MTN Côte d’Ivoire, MTN Cameroon Limited, or MTN Cameroon, MTN Zambia Limited, or MTN Zambia, MTN Rwandacell Limited, or MTN Rwanda (until October 2025), or MTN South Africa.

●	“MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.
●	“MTN Nigeria” refers to MTN Nigeria Communications PLC.
●	“MTN SA Acquisition” refers to the acquisition of 5,691 towers from MTN South Africa in May 2022. We signed a shareholding agreement with a consortium of B-BBEE parties in September 2024 which received regulatory approval in December 2024 and completed on January 14, 2025, following which IHS Towers owns 69.93% of the South African Towers business with the remaining 30.07% owned by the B-BBEE consortium.
●	“MTN South Africa” refers to Mobile Telephone Networks Proprietary Limited.
●	“NAFEM”, refers to the Nigerian Foreign Exchange Market introduced by the CBN in October 2023 to rename the Investors’ and Exporters’ foreign exchange trading window implemented by the Central Bank of Nigeria in April 2017.
●	“NAFEX” refers to the Nigerian Autonomous Foreign Exchange Fixing and is the reference rate for spot FX operations in the Nigerian Foreign Exchange Market.
●	“Naira”, “NGN” and “₦” refers to the lawful currency of the Federal Republic of Nigeria.
●	“New Sites” refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant.
●	“NFEM”, refers to the Nigerian Foreign Exchange Market which was introduced in December 2024 to replace NAFEM. The pricing of all foreign exchange transactions in the NFEM are required to be undertaken on the Electronic Foreign Exchange Matching System (“EFEMS”).
●	“OLT” refers to an optical line terminal or optical line termination, which is a device which serves as the service provider endpoint of a passive optical network.
●	“Project Green” refers to the current phase of our Carbon Reduction Roadmap.

●	“Prospectus” refers to the final prospectus of IHS Holding Limited, dated October 13, 2021, filed with the Securities and Exchange Commission (“SEC”) in accordance with Rule 424(b) of the Securities Act on October 15, 2021.
●	“ROU” refers to towers we operate under a right-of-use agreement for a defined period. Where there is an ROU agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves.
●	“Rwanda Disposal” refers to the disposal of our 100% interest in IHS Rwanda Limited to Paradigm Tower Ventures. The transaction completed in October 2025.
●	“Senior Notes” refers to the 2026 Notes, the 2027 Notes, the 2028 Notes, the 2030 Notes and the 2031 Notes, collectively.
●	“South African Rand” and “ZAR” refers to the lawful currency of the Republic of South Africa.
●	“sites” refers to towers that are owned or operated by us.
●	“Skysites” refers to Skysites Holdings S.A.
●	“Skysites Acquisition” refers to the acquisition by us on January 6, 2021 of Skysites from a group of eighteen persons. At closing, Skysites had 1,005 towers in Brazil.
●	“SLAs” refer to site-specific documents or agreements entered into in relation to specific sites pursuant to an MLA.

●	“SSA” refers to our business segment that includes our markets in the Sub-Saharan region of Africa, which currently are Cameroon, Côte d’Ivoire, South Africa and Zambia. Until October 9, 2025 this business segment also included Rwanda.
●	“subscribers” refers to the number of active subscriber identification module, or SIM, cards in service rather than the number of services provided (excluding machine to machine connections). For example, if a subscriber has both a data and voice plan on a smartphone this would equate to one subscriber. Alternatively, a subscriber who has a data and voice plan for a smartphone and a data plan for a tablet would be counted as two subscribers.
●	“T2” refers to Emerging Markets Telecommunication Services Limited, which was previously known as 9mobile and Etisalat Nigeria.
●	“Tenants” refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.
●	“TIM Brasil” refers to TIM S.A.
●	“TIM Fiber Acquisition” refers to the acquisition and deployment of TIM Brasil’s secondary fiber network infrastructure. Closing occurred on November 16, 2021. The existing and future fiber assets are operated in Brazil through an entity which we refer to as I-Systems, in which we own 51% of the shares and TIM Brasil owns the remaining 49%.
●	“Towers” refers to ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.
●	“U.S dollar”, “USD” or “$” refer to U.S. dollars.

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

A significant portion of our revenue in each of our markets of operation is derived from a small number of customers, who usually constitute some of the largest MNOs in those markets. In particular, for the years ended December 31, 2025 and 2024, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 99% and 99%, respectively, of our consolidated revenue. Should there be any negative impact on the businesses of our major customers, including these key MNOs, including as a result of economic conditions (global, local or otherwise), it could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us. For example, Nigeria’s currency experienced significant devaluation in 2023 and 2024, resulting in, among other things, rising inflation, and any further downturn in the local economies in which we operate could significantly impact our Key Customers.

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

Our customers may fail to meet their payment obligations on a timely basis or at all. Such failures to pay, payment delays or other non-performance may be due to a customer’s insolvency or bankruptcy, a downturn in the economic cycle or factors specific to the relevant customer. For instance, in March 2023, Oi S.A. (“Oi Brazil”) filed for a new judicial reorganization proceeding, listing our contract related to the GTS SP5 Acquisition among Oi Brazil’s debts. In April 2024, an Oi Brazil restructuring plan was presented to the court in Brazil and agreed upon by creditors (including us), which resulted in our customer contract terms being amended (including, among other things, haircuts and amended payment terms). On November 10, 2025, following the decision on September 30, 2025 to commence insolvency proceedings, the court converted Oi Brazil’s restructuring process into a bankruptcy, although this decision was later reversed by the superior court and the proceedings remain ongoing. The Group had already ceased recognizing revenues for Oi Brazil and considered the recoverability of the Oi Brazil-related assets in the Group’s consolidated statement of financial position in light of the ongoing judicial proceedings at December 31, 2025, making adjustments to those assets as appropriate. In addition, T2 has historic overdue balances which it owes us. In the third quarter of 2025, we signed an updated agreement with T2, and under its terms, T2 agreed to vacate our sites in exchange for a contractual commitment to settle portions of its historic overdue balances through July 2027. Any continued or future failure of customers to make payments (including pursuant to any new arrangements entered into to try and resolve the situation) may result in us not receiving payment of amounts owed to us and further potential renegotiation of contract terms. See “— We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices.” The failure of our customers to meet their payment obligations and/or our inability to find new customers in a timely manner could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

No assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements, including in relation to pricing. While a number of the MLAs with our customers are deemed automatically renewed or continue in effect on a month-to-month basis, under the same contractual provisions, if not cancelled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. No assurance can be given that we will be successful in renewing or negotiating favorable terms with our customers, or that we will not be required to enter into interim continuation provisions with these customers if we are unable to agree to renewal agreements prior to the expiry of our current agreements. For example, in September 2023, MTN Nigeria stated that it had selected ATC Nigeria Wireless Infrastructure Solutions Limited to provide alternative locations to replace services we provided on approximately 2,500 sites in Nigeria that we owned and managed. Ultimately, 1,430 tenancies (including new colocations) were renewed with us under terms agreed with MTN Nigeria in August 2024. Any failure to obtain renewals of existing customer lease agreements or failure to successfully negotiate favorable terms for such renewals of or amendments to existing agreements (if sought) could result in a reduction in revenue and, accordingly, have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices.

Our contractual invoicing cycle is typically monthly in arrears or monthly or quarterly in advance, with the contractual payment cycle on average 30 to 60 days post invoice. As of December 31, 2025, we had gross receivables more than 90 days overdue of $29.1 million (including $6.0 million classified under assets held for sale) and held an impairment provision allowance of $17.8 million (including $5.7 million classified under assets held for sale). While we may continue to pursue our contractual rights in collecting outstanding amounts, should the relevant counterparties be unable to meet their obligations to pay us any such sums in a timely manner, this could have a material adverse effect on our business, prospects, financial condition and/or results of operations, including planned working capital requirements. In addition, if our customers experience financial difficulties, as a result of regulatory actions, events with a wide-ranging regional or global impact (including health pandemics or epidemics) global economic conditions, prolonged economic downturn, inability to raise funds or capital, or for any other reason, we may be unable to collect amounts due under invoices from those customers. See also “— A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of customer lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.” If any of these circumstances were to occur, it could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

We and our customers operate in various international markets, particularly in emerging markets such as in Africa and Latin America. As a result, we may, directly or indirectly, be exposed to economic, political and other uncertainties, including, but not limited to risks of:

●	general political and/or economic conditions, including any deterioration thereof, impacting our existing or anticipated markets of operation, such as the effects of outbreaks or events with a wide-ranging regional or global impact (including health pandemics or epidemics), geopolitical conflicts and wars (whether local, regional or international) or as a result of changes in the price of commodities, examples of which include the historical declines in copper prices that adversely affected Zambia’s economy or the volatility of oil price markets that have adversely affected economies such as Nigeria’s;
●	inflation and measures taken to control inflation;
●	civil strikes, acts of war, terrorism, insurrection and incidents of general lawlessness;
●	acts of piracy, sabotage or vandalism;
●	significant governmental influence over (or intervention in) many aspects of local economies, including, but not limited to, import-export quotas, subsidies on certain input products, license requirements or restrictions, wage and price controls, or the imposition of trade barriers such as tariffs;
●	telecommunications regulatory systems and/or competition regimes regulating our or our customers’ services, or our ability to invest further in particular markets as a result of antitrust regimes that may, for example, impact us due to our ultimate shareholders also investing in other ancillary businesses in the same market or determining our market share is too large, requiring sales of assets or other restrictions that impact our business;
●	laws or regulations that tax or otherwise restrict repatriation of earnings or other funds or otherwise limit distributions of capital;
●	laws or regulations that restrict foreign investment or indigenous ownership laws, or expropriation or governmental regulation restricting foreign ownership or requiring divestiture;
●	uncertain tax regimes and inconsistent income taxation, or changes to existing or new tax laws, rates or fees, either generally or directed specifically at the ownership and operation of towers, communications infrastructure or our international acquisitions or other transactions and operations, which may also be applied or enforced retroactively;

●	changes to zoning regulations or construction laws, which could also be applied retroactively to our existing sites or infrastructure;
●	actions restricting or revoking spectrum or other licenses or suspending business under prior licenses;
●	security and safety of employees, and material site security issues;
●	inability to secure rights or access to the land necessary to execute customer orders for New Sites and for new fiber roll-out;
●	significant license or permit surcharges;
●	difficulties in staffing and managing operations, labor unrest or unionization action (including in relation to the business of any third-party supplier or customer), or changes in labor conditions (including, but not limited to, increases in the cost of labor, as a result of unionization or otherwise);
●	seizure, nationalization or expropriation of property, equipment or other assets;
●	repudiation, nullification, modification or renegotiation of contracts, either within or outside of the terms of the contract and including customer, supplier and other contracts;
●	limitations on insurance coverage, such as political risk or war risk coverage, in certain areas;
●	political or social unrest, whether internal, local, tribal, regional or otherwise;
●	local, foreign and/or U.S. monetary policy and foreign currency fluctuations and devaluations, changes in foreign currency exchange rates, restrictive foreign exchange regulations (including, for example, restrictions on the transfer of funds into or out of countries in which we operate) and/or illiquidity in the foreign exchange markets (such as the historic fluctuations in the Naira, and the significant shortage of U.S. dollar liquidity in Nigeria for periods);
●	price setting or other similar laws for the sharing of passive communications infrastructure, or requirements to construct New Sites in remote or rural areas that are less commercially viable for us;
●	logistical and communications challenges, complications associated with repairing and replacing equipment in remote locations, or supply chain issues arising out of global or geopolitical issues, such as operational and transport restrictions or challenges;
●	equipment failure, grid unavailability, planned and unplanned outages, fires, natural catastrophes or climate-related events, accidents and infrastructure that lead to network failure;
●	U.S. and foreign sanctions, trade embargoes or export control restrictions;
●	failure to comply with U.S. Treasury and other internationally recognized sanctions regulations restricting doing business with certain nations or specially designated nationals;
●	failure to comply with the requirements Office of Foreign Assets Control of the U.S. Department of Treasury, the requirements of the Bureau of Industry and Security of the U.S. Department of Commerce and other internationally recognized sanctions regulations restricting doing business with certain nations or specially designated nationals;
●	failure to comply with anti-bribery, anti-corruption or money laundering laws and regulations such as the Foreign Corrupt Practices Act, the UK Bribery Act or similar international or local anti-bribery, anti-corruption or money laundering laws and regulations;
●	potential adverse or unforeseen changes in laws and regulatory practices, or inconsistent or unpredictable application of laws or regulations by governmental authorities, including financial regulators;

●	uncertain rulings or results from legal or judicial systems, including inconsistencies between and within laws, regulations and decrees, and judicial application thereof, which may be enforced retroactively, and delays in the judicial process;
●	actions, proceedings, claims, disputes and threats brought by governments, regulators, entities or individuals for fees, taxes or other payments, even if meritless or frivolous under applicable law;
●	regulatory or financial requirements to comply with bureaucratic actions;
●	changes to existing laws or new laws, and/or changing labor and taxation laws or policies, including confiscatory taxation;
●	other forms of government regulation and economic conditions that are beyond our control;
●	governmental corruption consequences of poorly designed and executed government policies, corrupt practices (or alleged corrupt practices) on the economy in general or particular industries or companies, or of ineffective or insufficient corporate governance standards and practices; and
●	higher volatility of our ordinary share price.

Any of these or other risks could adversely impact our customers’ and/or our operations, which, in turn, could have a material adverse effect on our business, prospects, financial condition and/or results of operations, as well as our growth opportunities. In particular, a significant portion of our revenue is currently derived from our Nigerian operations (68% of our revenue from continuing operations, for the year ended December 31, 2025), and any such risks materializing within Nigeria in particular may have a significant impact on our business as a whole, including our business, prospects, financial condition and/or results of operations.

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

Furthermore the escalation of geopolitical tensions and armed conflict in the Middle East, including recent developments involving Iran, could materially affect our operations, particularly in regions where we maintain offices or conduct business activities. Although our direct operational exposure in the Middle East is currently limited following the disposition of our Kuwait operations in December 2024, we maintain a regional presence, including an office in Dubai, which could be affected by regional instability, disruptions to transportation and logistics, employee safety concerns, or broader economic consequences arising from such conflicts. Additionally, such conflicts may contribute to volatility in global energy markets, including diesel prices, which are critical to our operations, and could disrupt supply chains for materials and equipment upon which we rely.

Our expansion into new geographic markets, such as Latin America and South Africa, and other markets we may enter in the future, may present competitive, distribution, regulatory and other challenges that differ from the challenges we face in markets that we have historically operated in. In addition, we may be less familiar with the customers, competitive dynamics (including antitrust concepts or regimes that may be based on our ultimate group shareholding and that may limit our ability to make future investments, due to, for example, our ultimate shareholders also investing in other ancillary businesses in the same market, which regulatory authorities in some markets may view as impacting their antitrust considerations) and regulatory environment in these markets and may ultimately face different or additional risks, as well as increased or unexpected costs, compared to those we experience in our existing markets. Expansion into new geographic markets may also expose us to direct competition with companies with whom we have limited or no past experience as competitors. To the extent we expand into new geographic markets and do not meet, or are unprepared for, any new challenges posed by such expansion, our future sales growth could be negatively impacted and/or our operating costs could increase, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See also “Risks Relating to the Markets in which We Operate.”

We and our customers face foreign exchange risks, which may be material.

For the years ended December 31, 2025, 2024 and 2023, 47%, 52%, and 55%, respectively, of our revenue from continuing operations, was linked to the U.S. dollar and euro. The manner in which this revenue is linked to the U.S. dollar or the euro differs across our MLAs and jurisdictions of operation.

Our U.S. dollar-linked revenue is denominated in U.S. dollars in the relevant MLAs but paid to us in local currency through contractual mechanisms. In such cases, including the majority of our MLAs in Nigeria, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. Such MLAs typically have U.S. dollar-denominated components and local currency components of pricing, and the U.S. dollar components are converted to the local currency for settlement at a fixed conversion rate for a stated period of time, which conversion rates are reset monthly or quarterly. As a result, in the event of devaluation, such as the one that occurred in June 2023 in Nigeria, there is a risk of a delay between the timing of the devaluation and the next contractual reset, which may be significant. During the period between the date of the devaluation and the date of the reset, all of our revenue (i.e., both revenue that is contractually linked to the U.S. dollar and that is contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward, at the relevant time. Furthermore, our ability to maintain or enter into such contractually linked foreign exchange protection mechanisms with our current and new customers in the future is not assured, which may in turn reduce our protection against fluctuations in foreign exchange rates and therefore could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

In addition, the conversion rates included in our MLAs may also be different from the rates at which our financial results are translated into U.S. dollars for reporting purposes. If we are required to use a higher rate for accounting purposes than that of our contracts, notwithstanding any underlying performance, it is likely that our financial results for the relevant periods in the future will show a related decline in performance. For example, as described below under “— The existence of multiple foreign exchange markets with different exchange rates may impact the rate used in our customer contracts and the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations,” in April 2017, the CBN introduced a new foreign exchange window for investors and exporters (the I&E window, now referred to as NFEM), and while certain of our contracts in Nigeria contain contractually linked foreign exchange protection mechanisms that are intended to protect against foreign exchange fluctuations, such contracts historically only protected against changes in the official CBN exchange rate. While we reached agreement with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which is currently approximately aligned to the NFEM rate), should these or similar circumstances arise again (where there is a divergence between the applicable market rate or translation rates for our financial results, and the exchange rate reflected in our contracts with customers), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks, which could materially impact our results of operations. For instance, in June 2023, the CBN announced the unification of all segments of the foreign exchange market by replacing the old regime of multiple exchange rate “windows” for different purposes with, in effect, a market rate. The unification of the Nigeria foreign exchange market was aimed at eliminating multiple “windows” and to allow foreign exchange transactions to be determined by market forces via a single NFEM window. Despite these efforts, the Naira depreciated significantly against the U.S. dollar in 2023 and 2024. From June 14, 2023 to March 31, 2024, the NFEM rate depreciated by 64.4%, from approximately ₦474.0 to $1.00 to approximately ₦1,330.8 to $1.00, while the Bloomberg rate depreciated by 66.1%, from approximately ₦472.3 to $1.00 to approximately ₦1,393.5 to $1.00 during the same period. While the exchange rate was less volatile in 2025, with the Naira appreciating 6.7% against the U.S. dollar during the year, there can be no assurance that it will not further depreciate in the future.

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

Most of our expenses are in the local currencies of the relevant jurisdiction of operation, except for certain of our borrowings, which are predominantly in U.S. dollars. For example, our Senior Notes and some of our other indebtedness (such as the IHS Holding Dual-Tranche 2024 Term Loan, the IHS Holding 2025 RCF and the IHS Holding 2025 Term Loan) are denominated in U.S. dollars, with an aggregate principal amount outstanding of approximately $2,683.8 million as of December 31, 2025. Certain other components of our capital expenditures may also be linked to foreign currency-based pricing elements. Diesel, which is one of our most significant expenses, may be considered as linked to U.S. dollars given the international pricing of oil, and can be paid for in U.S. dollars when purchased offshore or in local currency when purchased locally. See “— Any increase in operating expenses or costs, particularly increased costs for diesel or ground lease costs, or an inability to pass-through or mitigate against such costs, could erode our operating margins and could have a material adverse effect on our business, prospects, financial condition and/or results of operations.” Should the relevant local currencies depreciate against the U.S. dollar, the cost of buying diesel in the relevant local currency may increase, but the impact on our results is less notable when translated back into U.S. dollars at a higher foreign exchange rate. There may, however, be instances where our suppliers face foreign exchange pressure in the importation of certain materials, or as a result of the exchange rate at which they are able to source (or which applies to items for which charges are based on) foreign currency and import certain materials. This could in turn result in pressure from our suppliers to increase amounts payable by us.

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

In addition, our major customers may also face foreign exchange risks where their revenue is denominated in local currency, but their costs, including the fees they pay to us, are denominated in, or linked to, a foreign currency such as the U.S. dollar. When the local currency depreciates against the relevant foreign currency (such as the significant depreciations of the Naira against the U.S. dollar in 2016 (when the Naira depreciated from approximately ₦196.5 to $1.00 as of January 1, 2016 to ₦304.5 to $1.00 as of December 31, 2016), in 2023 (when the Naira depreciated from approximately ₦461.5 to $1.00 as of January 1, 2023 to ₦911.7 to $1.00 as of December 31, 2023), and again in 2024, with the Naira having depreciated from approximately ₦891.7 to $1.00 as of January 1, 2024 to ₦1,546.0 to $1.00 as of December 31, 2024), it may impact the ability of our customers to make payments to us on a timely basis or at all, and our customers may either raise prices for their customers or cut back on capital and operational expenditures, both of which could reduce future demand for our services, or result in requests to renegotiate contract terms (including pricing) with us prior to the relevant MLA end date.

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

For example, in Nigeria, the CBN published an official exchange rate between April 2017 and May 2021. During this time, there was a divergence between the CBN official rate and the NAFEX rate, with the CBN official rate (against the U.S. dollar) usually being lower than the NAFEX rate. Although the CBN ultimately transitioned to a single market-based NFEM window in 2023, it is possible that in the future, official exchange rates in Nigeria or our other markets of operation may diverge again from prevailing market exchange rates due to future government interventions. We currently use the USD/NGN rate published by Bloomberg, which is approximately aligned to the NFEM window rate, for reporting purposes.

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

In addition, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. For instance, we recently adopted a more balanced approach to revenue growth and cash generation to counterbalance the historic macroeconomic headwinds across the world, particularly in Nigeria given the significant depreciations of the Naira in 2023 and 2024. As part of our heightened focus on cash generation, we pursued operational efficiencies through productivity enhancements, cost and capital expenditure reductions, and review of our portfolio of markets and assets. Notwithstanding our expectations, we may deploy strategic plans that ultimately do not achieve our initial expectations or goals, including, but not limited to, as they relate to entering new markets or exiting certain markets, acquiring or disposing of assets or deploying growth capital. Incorrect initial assumptions or the failure to implement and execute our strategic and operating plans in a cost-effective and timely manner, or at all, realize the cost savings or other benefits or improvements associated with such plans, or have financial resources to fund the costs associated with such plans or to incur costs in excess of anticipated amounts, or sufficiently assess and reassess the plans (including, in each case, as a result of challenges that may be posed or arise as a result of operating companies in which we may not have a majority of the economic or share ownership, whether in terms of operational or further commensurate funding challenges or otherwise), could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See also “We face a number of risks related to our strategic transactions.”

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

Moreover, investors and other stakeholders, including regulators, are or may become increasingly focused on our sustainability or environmental, social and governance initiatives. There can be no assurance we will be able to execute such strategies or deliver on projections or targets. For more information, See “— Increased attention to, and evolving expectations for, sustainability and environmental, social, and governance (“ESG”) initiatives and disclosures could increase our costs, harm our reputation, or otherwise adversely impact our business.”

We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to effectively deploy or maintain our infrastructure.

We engage third-party contractors to provide various services in connection with the site acquisition, construction, supply of equipment and spare parts, access management, security and preventative and corrective maintenance of tower sites, as well as power management, including the supply of diesel to certain of our sites, sometimes with a small number of contractors in the relevant jurisdiction. For example, we have outsourced power management, refurbishment, operations and maintenance and security functions for certain of our sites in Nigeria to certain key suppliers and may continue to do so in other markets as well. Their power management functions include the supply of diesel to and deployment of alternative power technologies, such as hybrid and solar power technologies, on certain sites, to help reduce diesel consumption to a contracted volume. Across our seven markets, as of December 31, 2025, we outsourced certain operations and maintenance activities at 76% of our Towers. We also engage third-party contractors and suppliers with respect to other systems we use to operate our business, including but not limited to information technology systems and services.

We are exposed to the risk that the services rendered by our third-party contractors will not always be available, satisfactory or match our and/or our customers’ targeted quality levels, as well as the risk that they may otherwise be unable to perform their obligations to some extent or at all, including as a result of labor disputes, insolvency, operational, access or transport restrictions or other limitations related to global or regional health events or outbreaks, geopolitical events (such as those related to political instability, conflicts or wars), or other events resulting in the imposition of economic or trade sanctions, export controls or similar restrictions. As a result, we may experience interruptions in our ability to provide services, our customers may be unsatisfied with our services, and we may be required to pay certain financial penalties under our contracts, or our customers may terminate their contracts in the event of a material breach, any of which could have a material adverse effect on our reputation and brand, as well as our business, prospects, financial condition and/or results of operations.

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

We rely on third parties for supply of various materials, equipment and other goods or items to support our operations, including the supply of diesel, which is critical, as many of the markets in which we currently or may, in future, operate (including, in particular, those in Africa) have limited or unreliable power grid connectivity (including due to the impact of seasonal extreme weather conditions), thereby resulting in a heavy reliance on alternatives such as diesel-powered generators. Given the importance of diesel for our operations, we may purchase diesel in large quantities which is then stored at our facilities. This supply could be disrupted by events that are beyond our control, including, for example, outbreaks or events with a wide-ranging regional or global impact (including health pandemics or epidemics), or geopolitical events such as those related to political instability, conflicts or wars. Recent escalations in regional conflicts, including in the Middle East, may exacerbate these risks by affecting global shipping routes, increasing fuel costs, and creating delays in the delivery of critical equipment and materials. While we aim to purchase diesel from reputable third parties that can provide a consistent supply of diesel of appropriate quality, we also cannot control the ultimate source of the diesel provided by such suppliers or any alteration in the quality of the product at the point of receipt (such as adulteration or theft of products during the delivery period). While we maintain planning, monitoring and logistics systems including bulk storage facilities aimed at providing a consistent supply of diesel to sites, scarcity of diesel, lack of available trucks, labor disputes (as part of labor union actions or otherwise), blockades, protests by third parties, queues and other issues at fuel depots and security concerns at certain sites, and fire, among other things, including the impact of climate change or related initiatives, have in the past and may in the future, cause this supply to be disrupted. Disruption in the supply of diesel or diesel quality not meeting our requirements would impede our ability to continue to power our sites and adversely affect power uptimes. Widespread or long-term disruption in the supply of diesel may result in us being unable to meet the service level agreement targets under our MLAs, and in some cases we would be required to shoulder resultant financial penalties, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We also rely on third-party suppliers for many of the other materials, equipment and goods necessary to operate our business, including batteries, solar panels, and fiber optic cable. The failure of suppliers to supply equipment in a timely manner or on commercially reasonable terms could delay our plans to expand our business and otherwise increase our costs. Our orders with certain of our suppliers may represent a very small portion of their total orders. As a result, they may not give priority to our business, leading to potential delays in or cancellation of our orders. If any single-source supplier were to fail to supply our needs on a timely basis or cease providing us with equipment, we would be required to locate and contract with substitute suppliers. We may have difficulty identifying a substitute supplier in a timely manner and/or on commercially reasonable terms. In addition, suppliers may seek to defraud us. If any of these circumstances were to occur, our business and operations could be harmed. In addition, adverse economic conditions and trade policy considerations, such as supply chain disruptions, labor shortages and persistent inflation, have impacted, and may continue to adversely impact our suppliers’ ability to provide us with materials and equipment, which may negatively impact our business. These economic conditions make it more difficult for us to accurately forecast and plan our future business activities.

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

Our Contracted Revenue disclosed in this Annual Report represents our estimate of the lease fees to be received from existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s current contractual term and lease fees to be received from Key Customers where we provide fiber access to an OLT for the remainder of the relevant contractual term, as of December 31, 2025. Our Contracted Revenue is based on certain estimates and assumptions, such as constant foreign exchange rates, no escalation of lease fees despite contractual provisions in our MLAs in that regard, no new tenants or new Lease Amendments added, no amendments to our existing MLA terms and no Churn. Unanticipated events may occur that could adversely affect the actual results achieved by us during the periods to which these estimates relate, causing some or all of the actual results to deviate from our estimates and assumptions, which in turn could have a material adverse effect on our business, financial condition and/or results of operation.

Any increase in operating expenses or costs, particularly increased costs for diesel or ground lease costs, or an inability to pass-through or mitigate against such costs, could erode our operating margins and could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our primary operating expenses include diesel fuel, site maintenance and security, salaries of engineers and security personnel, fees for licenses and permits and insurance. In addition, we incur ground lease costs and the continued development, expansion and maintenance of our tower sites and other communications infrastructure requires ongoing capital expenditure. There is no assurance that our operating expenses, including those noted above, will not increase in the future or that we will be able to successfully pass any such increases in operating expenses to our customers. For example, we require a substantial amount of diesel to power our tower site operations, and while we have power indexation and power pass-through clauses in some of our MLAs, which are intended to help mitigate this impact, other MLAs do not include such clauses, and there can be no assurance that we will be able to negotiate their inclusion. For the year ended December 31, 2025, the cost of power generation (from continuing operations), which includes diesel, haulage and minimal electricity, accounted for 47.8% of our cost of sales, as compared to 46.8% of our cost of sales for the year ended December 31, 2024.

Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including but not limited to the impact of events with a wide-ranging regional or global impact (including health pandemics or epidemics), geopolitical conflicts and wars (including their consequences, for example on trade routes or supply chains), and any related economic sanctions, foreign exchange effects, climate change or related initiatives or government action and/or regulation, and we are only able to pass through a component of the fuel costs at our sites to our customers under the terms of certain of our contracts. We have in the past been exposed to diesel price volatility, and could again be impacted if diesel prices continue to fluctuate or impact other regions in which we operate, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly. For example, in May 2023, the Nigeria Federal Inland Revenue Service issued a letter to diesel suppliers in Nigeria, informing them that they would be required to pay a Value Added Tax (“VAT”) of 7.5% on imported diesel at the point of entry into the country, although this was later suspended from October 2023 onward. If it is reinstated, our business could be directly impacted, as we might be unable to pass the cost through to our customers. In addition, the Nigerian government recently announced that it would begin to enforce a 0.5% levy on fuel wholesalers, and a 5% surcharge on fossil fuels was codified in Nigeria from January 1, 2026, although it is currently dormant. To the extent that either of these actions impact our suppliers, the cost we pay for diesel could increase if the suppliers seek to pass the costs on to us.

Further, our attempts to reduce power costs through the deployment of DC generators, hybrid battery and solar technologies, while presently successful, may not be successful in the future.

Our ground lease costs are for a fixed duration, typically a 10-to-15-year term, paid for either on a monthly or quarterly basis or in advance for a multi-year portion of the overall term of the lease.

Approximately 14% of our ground leases are due for renewal within the next 24 months. The renewal of a large proportion of our tower portfolio ground leases within a particular year may require a significant upfront rent payment made upon such renewal, which in turn could increase our cash outflows for that particular year. Any increases in operating expenses or lease costs referred to above would reduce our operating margins and may have a material adverse effect on our business, prospects, financial condition and/or results of operations.

If we are unable to renew and/or extend our ground leases, or protect our rights to access and operate our Towers or other communications infrastructure assets, it could have a material adverse effect on our business and operating results.

Our site portfolio consists primarily of ground-based towers constructed on land that is leased under long-term ground lease agreements. As of December 31, 2025, approximately 89% of the sites in our portfolio were operated under ground leases on land that we do not own. For sites on leased land, approximately 33% of the ground leases have an expiration date before the end of 2030 and, as of December 31, 2025, the average remaining life of our ground leases was 11.4 years. For various reasons, landowners or lessors may not want to renew their ground leases, may seek substantially increased rents, or they may lose their rights to the land (including, for example, if such land is subject to concession agreements) or transfer their land interests to third parties, or decide to negotiate the terms of their ground leases collectively through landlord associations and/or through land aggregators companies, which could affect our ability to renew ground leases on commercially viable terms or at all. In addition, we may not have the required available capital to extend these ground leases at the end of the applicable period.

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

If we were to experience a loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for a customer on a site in any particular period, we would face what is known as Churn. For example, Tenants may determine that demand has changed in a particular area and they no longer need tower infrastructure at certain sites. A Tenant may Churn if the relevant MLA or SLA is not renewed at the end of its term, or if the customer ceases operations or switches to a competing tower company. For example, in September 2023, MTN Nigeria stated that it had selected ATC Nigeria Wireless Infrastructure Solutions Limited to provide alternative locations to replace services we provided on approximately 2,500 sites in Nigeria that we owned and managed. Ultimately, 1,430 tenancies (including new colocations) were renewed with us under terms agreed with MTN Nigeria in August 2024. In addition, in the third quarter of 2025, 2,576 tenants were Churned pursuant to an updated agreement with T2, in which T2 agreed to vacate those sites in exchange for a contractual commitment to settle portions of its historic overdue balances through July 2027.

Similarly, certain customers may be acquired, experience financial difficulties or cease operations as a result of technological changes or other factors, including the impact of events with a wide-ranging regional or global impact (including health pandemics or epidemics) and resulting effects, which could result in renewal on less favorable terms, cancellation or non-renewal of our tenancy agreements. We experienced Churn of 3,836, 1,198 and 1,334, Tenants for the years ended December 31, 2025, 2024 and 2023, respectively. Other than a customer Churning at the end of its term, limited termination clauses may apply pursuant to the relevant MLA. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty, and customers with no such right could use their negotiating power in the future to request the ability to Churn certain tenancies. If customers terminate or fail to renew customer lease agreements with us (either on commercially acceptable terms, or at all), are acquired, become insolvent, or otherwise become unable to pay lease fees, the loss of such customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Further, consolidation among or with our customers could result in a reduction in their or the market demand for base transmission sites and/or Colocation, as certain base transmission sites may become redundant or additional tower spaces could be acquired through consolidation, and our customers may therefore choose not to renew their contracts and lease agreements, and we may also not be able to pursue our strategies to obtain or engage with new customers, or we may face reduced or less than anticipated demand from new or existing customers in any particular market. Such consolidation may also result in a reduction in our customers’ (or potential new customers’) future capital expenditures, including as a result of their expansion plans being similar or if their requirements for additional sites decreases on a consolidated basis. We believe consolidation may occur in certain of our markets in order to achieve both the scale and economic models necessary for long-term growth. Customer or industry consolidation may also result in increased customer concentration. See “— A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of customer lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.” Our contracts and lease agreements may be unable to protect us adequately from a reduction in tenancies due to consolidations and we may be unable to renew contracts or lease agreements on favorable terms, or at all. If a significant number of contract or lease terminations occur due to industry consolidation, our revenue and cash flow could be adversely affected, which in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Additionally, the demand by consumers and the adoption rate of consumers for these new technologies once deployed may be lower or slower than anticipated, particularly in emerging and less developed markets such as those in which we operate or may operate in the future. We may also need to adapt our business model to new technologies such as 5G and the resulting change to products and services we offer. We could also face issues relating to changing customer, community or regulatory requirements, such as requirements to increase construction of New Sites and expand infrastructure in remote or rural areas, which may be less commercially viable or more technologically or operationally challenging for us (including potentially as a result of needing to contemplate elements of active communications equipment or revenue share models within our business or operating model). These factors could adversely affect our growth rate since growth opportunities and demand for our tower space as a result of such new technologies may not be realized at the times or to the extent anticipated, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

New technologies designed to enhance the efficiency of wireless networks and potential active sharing of the wireless spectrum could reduce the need for tower-based wireless services and could make our tower infrastructure business less desirable to or necessary for Tenants and result in decreasing revenue.

The development and implementation of new technologies designed to enhance the efficiency of wireless networks or the implementation by MNOs of potential active sharing technologies could reduce the use of and need for tower-based wireless services transmission and reception and could decrease demand for tower-based antenna space and the ancillary services we provide. For example, new technologies that may promote network sharing, joint development, or resale agreements by our wireless service provider customers, such as signal combining technologies or network functions virtualization, may reduce the need for our wireless infrastructure, or may result in the decommissioning of equipment on certain sites because portions of the customers’ networks may become redundant.

In addition, other technologies and architectures, such as WiFi, DAS, femtocells, other small cells, or satellite (such as low earth orbiting satellite systems capable of providing internet coverage, including Starlink’s partnerships with MTN Group and with Airtel Africa in some of our African markets) and mesh transmission systems may, in the future, serve as substitutes for, or alternatives to, the traditional macro site communications architecture that is the basis of substantially all of our site leasing business. Additional examples of such new technologies might include spectrally efficient technologies which could potentially relieve some network capacity problems, or complementary voice over internet protocol access technologies that could be used to offload a portion of subscriber traffic away from the traditional tower-based networks, which would reduce the need for telecommunications operators to add more tower-based antenna equipment at certain tower sites.

MNOs in European, Latin American and African markets have implemented active sharing technologies in which MNOs share the wireless spectrum and, therefore, need fewer of their own antennas and less tower space for such equipment. For example, in October 2023, Colombia’s business regulator authorized Tigo and Movistar to share their network infrastructure and radio spectrum, in March 2025, MTN Group and Airtel Africa agreed to share network infrastructure in Uganda and Nigeria, and in July 2025, MTN Group agreed to share its network with T2. Moreover, the emergence of alternative technologies could reduce the need for tower-based wireless services transmission and reception. For example, the growth in delivery of wireless communication, radio and video services by direct broadcast satellites could materially and adversely affect demand for our antenna space, or certain alternative technologies could cause radio interference with older generation tower-based wireless services transmission and reception. As a result, the development and implementation of alternative technologies to any significant degree could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Increased competition in the tower infrastructure industry could have a material and adverse effect on our business.

Although we are a leading independent provider of telecommunications tower infrastructure in most of our markets, competition in the tower infrastructure industry exists and customers have alternatives for leasing tower space, including:

●	telecommunications operators which own and lease their own tower portfolios;
●	in certain circumstances, owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers; and
●	other independent tower companies operating in the market, such as American Tower Corporation (“ATC”), SBA Communications Corporation, or SBA, or other tower companies that may enter the market.

We believe that competition in the tower infrastructure industry in emerging and less developed markets (including markets such as Africa and Latin America) is based on, among other things, power management expertise, tower location, relationships with telecommunications operators, tower quality and height, pricing and other contractual terms, ability to offer additional services to tenants and operational performance, as well as the size of a company’s site portfolio and its ability to access efficient capital. We believe we are the market leader in Africa by tower count as of December 31, 2025, with 28,662 towers. ATC is our primary competitor in Africa among independent tower companies, including in Nigeria and South Africa, and Helios Towers and SBA are other notable competitors in Africa. In Brazil, the competitive landscape is wider, with ATC, SBA and Highline owning more towers than we do as of December 31, 2025, and numerous tower companies of similar size to or smaller than our business. The Brazilian and South African competitive landscape presents opportunities for consolidation. We also compete to a lesser extent with telecommunications operators who have retained their own towers and continue to manage them and make them available for Colocation or who have formed their own independent companies for the sole purpose of providing tower infrastructure sharing. In certain circumstances, we also compete with owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers. In addition, there may be increased competition in the future from other independent tower companies operating in, or that may enter, our markets.

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

A key element of our growth strategy has been to increase our tower portfolio through acquisitions, which we may continue to do in the future, including in new geographic markets and/or adjacent communications infrastructure verticals. In 2021, we completed the acquisition of towers in Brazil and Colombia, and acquired TIM Brasil’s secondary fiber network infrastructure. In 2022, we completed the acquisition of towers in South Africa and Brazil. There can be no assurance that we will be able to identify suitable acquisition candidates in the future or acquire them on acceptable terms, including due to increased competition for attractive acquisition opportunities in the relevant markets, or that any particular acquisition or investment will perform as anticipated in our investment appraisals or related targets. Additionally, we rely on our due diligence of the acquired assets or business and the representations and financial records of the sellers and other third parties to establish the anticipated revenue and expenses and whether the acquired assets or business will meet our internal guidelines for current and future potential returns. Given the nature of the individual assets, which are numerous and geographically diverse, it can be difficult to conduct effective physical diligence on these, which is typically conducted by way of a sample audit. In addition, we may not always have the ability to analyze and verify all information regarding title, access and other issues regarding the land underlying acquired towers. The condition of the assets can also deteriorate significantly during the period prior to closing (and after physical site audits) because sellers may reduce operating and capital expenditure on such towers.

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

We may also at any time be participating in one or multiple sale or acquisition processes across various markets and continents (which may include processes in different regions of the world with different counterparties). Given the confidential nature of such processes the details of these would only be available once we have been selected as the preferred candidate and reached agreement on terms with the counterparty. We may also be unable to succeed in any processes in which we participate or reach an agreement on terms with the counterparty, should we be selected as the preferred candidate. Given the often-varying transaction structures of these communications infrastructure sales or acquisitions, we often have little or no control on the timing of such processes.

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

In addition, the process of integrating acquired assets or businesses into our operations has resulted in and may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Even if we are successful in completing one or more acquisitions, the failure to adequately address the financial, operational or legal risks of these transactions could harm our business. We also may incur unexpected or contingent liabilities in connection with acquisitions. We may also be unable to retain or replace key personnel of an acquired business or recruit key personnel in the case of acquired assets, which could reduce the value of the acquisition and prevent us from realizing our strategic goals. In certain instances, we may also rely on transition services arrangements with external parties to support the operation of acquired assets while they are fully integrated. These risks may be exacerbated in material acquisitions. Further, such material acquisitions may exacerbate the risks inherent with our growth strategy, such as (i) an adverse impact on our overall profitability if the acquired towers or business does not achieve the financial results estimated in our valuation models, (ii) unanticipated costs associated with the acquisitions that may impact our results of operations for a period, (iii) increased demands on our cash resources or increased debt on our balance sheet that may, among other things, impact our ability to explore other opportunities, (iv) undisclosed and assumed liabilities that we may be unable to recover, (v) increased vulnerability to general economic conditions, (vi) an adverse impact on our existing customer relationships, (vii) additional expenses and exposure to new regulatory, political and economic risks if such acquisitions were in new jurisdictions and (viii) diversion of managerial attention.

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

In addition, we may divest or reduce our investment in certain businesses from time to time. Such divestitures involve risks, such as difficulty separating portions from our other businesses, distracting employees, incurring potential loss of revenue, negatively impacting margins, and potentially disrupting customer relationships. We may also incur significant costs associated with exit or disposal activities, related impairment charges, or both, including if such divestiture is not adequately covered by insurance or other enforceable indemnity or similar agreement with a creditworthy counterparty. For example, we are currently in the process of disposing of our Latin American tower and fiber operations (for further detail, see “—Risks Relating to the Recently Announced Transactions”). In addition, in certain instances, such as was done pursuant to the sale of our operations in Kuwait in December 2024 and Rwanda in October 2025, and as we may do pursuant to the planned sales of our Latin American businesses, we may need to enter into transition services arrangements with external parties for a period of time to support the operation of disposed assets, which may also give rise to disputes or liabilities in relation to the provision of such services. If we are unable to successfully manage any of the risks in relation to any future acquisition or divestitures, our business, financial condition and results of operations could be adversely impacted.

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

Our ability to construct New Sites or to deploy other communications infrastructure in new or existing markets is affected by a number of factors beyond our control, including the availability of and access to suitable land that meets our requirements, receipt of required regulatory approvals and the availability of construction equipment and skilled construction personnel. Delays brought on by a number of factors could also adversely affect our ability to deliver New Sites or to deploy other communications infrastructure in a timely and cost-effective manner, particularly in connection with timelines contractually agreed with customers. There can be no assurance that:

●	we will be able to enter into identified new markets in which we intend to deploy New Sites or other communications infrastructure;
●	every individual New Site or other communications infrastructure asset will be commercially viable or meet our investment criteria;
●	we will be able to overcome setbacks to new construction, including local opposition;

●	we will be able to maintain relationships with the regulatory authorities and obtain any required governmental approvals for new construction;
●	the number of towers or other infrastructure planned for construction will be completed in accordance with the requirements of customers or the ability of our customers to obtain the requisite level of end users to support the level of capital expenditure spent to expand the network;
●	there will be a significant need for the construction of new towers or other communications infrastructure;
●	we will be able to agree to favorable revenue share models with our customers or other parties that make constructing new rural sites economical for all parties;
●	we will be able to finance the capital expenditures associated with construction or deployment of New Sites or other communications infrastructure;
●	we will be able to import the equipment necessary for the construction or deployment of New Sites or other communications infrastructure;
●	we will be able to purchase and/or import components necessary for the construction or deployment of New Sites or other communications infrastructure, including steel and fiber, or purchase such components at expected prices or that such components will be delivered in a timely fashion; or
●	we will be able to secure rights or access to the land necessary to execute customer orders for New Sites or other communications infrastructure.

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

We at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or target and goals, among others), such as our Carbon Reduction Roadmap (including Project Green, which we completed in 2025), to improve the ESG profile of our company and/or offerings or respond to stakeholder demand; however, such initiatives may be costly and may not have the desired effect. Our estimates and projections regarding the implementation of such initiatives and goals, and the savings achieved from their implementation, are subject to various risks and uncertainties. For example, we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Our ESG efforts may also include the adoption, or expansion, of certain ESG practices or policies, which may require us to expend additional resources to implement or to forego certain business opportunities to the extent others in our value chain do not meet pertinent requirements of such policies. By contrast, any failure, or perceived failure, to conform to such policies could have an adverse impact on our reputation and business activities. Moreover, actions or statements that we take are in many cases based on expectations, assumptions, or third-party information, which may require substantial discretion and forecasts about costs and future circumstances. Perceptions regarding the reasonableness of such data and methodologies evolve over time, along with stakeholder expectations regarding ESG initiatives more generally. Our approach to such matters likewise evolves;

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

Moreover, despite the voluntary nature of such efforts, we may receive pressure from external sources, such as lenders, investors or other groups, to adopt more aggressive or different targets and goals, or other ESG-related initiatives; however, we may not agree that such initiatives will be appropriate for our business, and we may not be able to implement such initiatives because of potential costs or technical or operational obstacles. Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, customers, or business partners, which may adversely impact our operations. In addition, we expect there will likely be increasing levels of regulation, disclosure-related, audit and otherwise, with respect to ESG matters. Various policymakers, including but not limited to the European Union, the SEC and/or certain states in the United States, have adopted (or may in the future adopt) requirements for additional ESG-related disclosures or actions, which may require us to incur significant additional costs to comply; any failure to comply may also result in fines, reputational damage, or other adverse impacts. Such requirements are not uniform, and may not be interpreted or enforced uniformly, which may increase related compliance costs and risks. Simultaneously, there are efforts by some stakeholders and policymakers to reduce companies’ efforts on certain ESG-related matters. Both advocates and opponents to certain ESG matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. Any failure to successfully navigate and address such stakeholder expectations may result in additional costs, damage to our stakeholder relations, other reputational harm (including through various ratings), litigation or regulatory consequences, or other adverse business impacts. Such ESG matters may also impact our suppliers, customers, or other stakeholders, which may compound or cause new impacts on our business, financial condition or results of operations, including risks which may not be known to us.

We rely on key management personnel and any inability to recruit, train, retain and motivate key employees could have a material adverse effect on our business.

We believe that the current management team contributes significant experience and expertise to the management and growth of the business. The continued success of the business and our ability to execute our business strategies in the future will depend in large part on the efforts of key personnel particularly Mr. Darwish, our Chairman and Group Chief Executive Officer, and our other senior officers, each of whose services are critical to the success of our business strategies. There is also a shortage of skilled personnel in the communications infrastructure industry in the markets in which we operate, which we believe is likely to continue. As a result, we may face increased competition for skilled employees in many job categories from tower companies, communications operators and new entrants into the communications infrastructure industry, and this competition is expected to intensify. Although we believe our employee salary and benefit packages are generally competitive with those of our competitors, if our competitors are able to offer more generous salary and benefit packages in the future, we may face difficulties in retaining skilled employees. Further, employee compensation and benefit costs may increase due to inflationary pressures, and if our compensation does not keep up with inflation or that of our competitors’, we may see increased employee dissatisfaction and departures or difficulty in recruiting new employees. In addition, we have at times experienced a loss of personnel due to migration from the markets in which we operate. If key employees depart or we are unable to recruit and integrate new employees successfully, our business could be negatively impacted. An inability to successfully integrate, recruit, train, retain and motivate key skilled employees could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We have incurred and may continue to incur losses.

Although we recorded a profit for the full year ended December 31, 2025 of $126.8 million (including approximately $168.6 million of unrealized foreign exchange gains), we incurred losses of $1,644.2 million (including approximately $1,573.5 million of unrealized foreign exchange losses) and $1,988.2 million (including approximately $1,796.4 million of unrealized foreign exchange losses) for the years ended December 31, 2024 and 2023, respectively. Our historical losses were principally due to depreciation, amortization and finance costs, including realized and unrealized losses resulting from foreign exchange movements, in each of those years. As a result of our disposals, acquisitions and exposure to foreign exchange movements, we expect our depreciation, amortization and finance costs to continue to be significant and may increase as a result of the execution of our strategy or foreign exchange volatility. For example, in June 2023 the Naira experienced significant depreciation following steps taken by the CBN to unify the Nigerian foreign exchange market, by replacing the old regime of multiple exchange rate segments with a single NFEM window to allow foreign exchange transactions to be determined by market forces. For further details on the depreciation of the Naira, see “—We and our customers face foreign exchange risks, which may be material.” While the exchange rate was less volatile in 2025 and appreciated by 6.7% during the year, there can be no assurance that it will not further depreciate in the future. If we incur losses in the future, it could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Although we generally seek and obtain the requisite federal, national, state and/or local approvals prior to the commencement of tower construction, it is often unclear whether certain, particularly local, permits are required and, in some circumstances, local authorities have imposed permit requirements retrospectively. In instances where we acquire assets from third parties, the prior owners of those assets may not have had the requisite federal, national, state and local approvals for certain of the sites we are acquiring. There is sometimes a long lead-time required for processing applications for approvals and licenses from the local authorities, including construction and building permits required from certain state authorities to construct or build any structure and environmental approvals. See “Business — Permits and Regulation — License to operate.” Although we make payments in relation to the relevant permits when required, the delay encountered in receiving the permits, licenses or certificates means that we may, therefore, in limited instances, proceed with and complete tower construction and base transmission site installation for Tenants before all required approvals and licenses have been formally issued by local authorities. As we look to expand our offering to further include and expand on services like fiber connectivity, rural offerings and other verticals, we may be subject to increased regulatory, license and permit obligations (including in respect of active telecommunications elements that may comprise part of the arrangements with customers, such as for rural offerings, which may be based on an “open RAN” architecture). We may or may not be able to meet any and all such obligations.

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

Additionally, certain authorities have become more aggressive in setting permit fees, enforcing permits and collecting payments, or may become more so in the event the profile of a business is perceived to have increased. In an extreme case, local authorities may prevent us from entering our sites or demand that we dismantle the unlicensed towers, which has occurred in certain limited cases. For example, in Nigeria, it was publicly reported in 2019 that the Nigeria Civil Aviation Authority (NCAA) threatened to decommission and dismantle a number of Glo towers for safety violations, including failure to obtain the statutory aviation height clearance certificate. It was reported that while no towers were ultimately decommissioned or dismantled by the NCAA, this was due to the affected operators complying with demands. In addition, in December 2019, the Federal Capital Development Authority (the “FCDA”) stopped issuing permits to communications infrastructure companies in the Federal Capital Territory while it sought to review and increase fees. The FCDA briefly resumed issuing new permits in 2021, although it stopped again before resuming in 2022, following the intervention of the regulator, the Nigerian Communications Commission (the “NCC”). During periods when new permit issuances were on hold, the development and expansion of our business operations in Abuja (where we had 584 Towers as of December 31, 2025) was impacted, which consequently impacted the quality of service of remaining towers in operation in the area.

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

As of December 31, 2025, we operated 1,812 towers under license to lease agreements in Cameroon and Côte d’Ivoire. We do not own these towers or the underlying land leases, but have a contractual right to operate the towers, including leasing out additional space on the towers. The MLL agreements may be terminated upon agreement of the parties if we fail to comply with specified obligations in the agreements or, in some cases, at the customer’s option. If we are unable to protect our rights under, or extend, the MLL agreements or they are terminated, we will lose the cash flows derived from such towers, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. In March 2022, we acquired 2,115 towers in Latin America as part of the GTS SP5 Acquisition, of which 2,113 towers were operated under a right-of-use (“ROU”) agreement with Oi Brazil. Under the ROU agreement, we did not own the towers or the underlying land leases, but had a contractual right to operate the towers, including leasing out additional space on the towers. In March 2023, Oi Brazil filed for a new judicial reorganization proceeding, listing our contract related to the GTS SP5 Acquisition among Oi Brazil’s debts. In April 2024, an Oi Brazil restructuring plan was presented to the court in Brazil and agreed upon by creditors (including us), which resulted in our customer contract terms being amended (including, among other things, haircuts and amended payment terms). Under the approved plan, title to 1,562 of the towers and 187 related land assets that we already held as right-of-use assets was transferred to us in March 2025, in partial settlement for amounts owed to us. The remaining towers which were not transferred under the judicial recovery plan will continue to be governed by the ROU agreement until July 2027, and the number of our towers that are subject to ROU arrangements may continue to change from time to time. While ROU arrangements may differ, in many cases, ROU agreements may be terminated upon agreement of the parties, if we fail to comply with specified obligations in the agreements or, in some cases, at the customer’s option. If we are unable to protect our rights under ROU agreements or extend their terms, or if they are terminated, we would lose the cash flows derived from such towers, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

We have been assessing various technology upgrades and enhancements to support our business growth, including potentially upgrading some aspects of our group-wide ERP system. The implementation of new software and hardware, including new technology such as artificial intelligence (“AI”), involves risks and uncertainties that could cause disruptions, delays or deficiencies in the design, implementation or application of these systems. The failure of our ERP or any of our critical business applications to operate effectively or to integrate with other systems, or a breach in security of these systems, could cause reduced efficiency of our operations, which could negatively impact our financial results. If we experience any significant disruption to our ERP that we are unable to mitigate, or if any upgrades are significantly delayed or the system does not perform in a satisfactory manner or in line with business requirements it could introduce operational risk, including cybersecurity risks, and other complications, be disruptive and have a material adverse effect on our operations, including our ability to report accurate, timely and consistent financial results or otherwise maintain adequate internal control over financial reporting, or our ability to integrate new acquisitions into our systems. We may also lose an opportunity to further improve business efficiency, process standardization, and internal controls over financial reporting across our operations.

Furthermore, the implementation of any ERP system or critical business application upgrade or any remediation of our key information systems requires investment of capital and human resources, potentially including substantial expenditures for outside consultants, suppliers, system hardware and software, in addition to other expenses, as well as the re-engineering of business processes and the attention of many employees who would otherwise be focused on other areas of our business. We may also experience delays, increased costs and other difficulties, including potential design defects, re-work due to changes in business plans or reporting standards, and the diversion of management’s attention from day-to-day business operations. If we are not able to accurately forecast expenses and capitalized costs related to system upgrades and repairs, our financial condition and operating results may be adversely impacted. The implementation of new initiatives or upgrades and remediation of existing systems may not achieve the anticipated benefits and may divert management’s attention from other operational activities, negatively affect employee morale, or have other unintended consequences.

We also rely on third-party contractors and suppliers to provide various related services (including ongoing support and management of systems and issues) and are therefore exposed to risks relating to the quality and reliability of such services. See “— We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to effectively deploy or maintain our tower infrastructure.”

We previously identified a material weakness in our internal control over financial reporting. Although this material weakness has been remediated, there can be no assurance that similar issues will not arise in the future or that our internal controls will remain effective.

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and to provide an annual management report on the effectiveness of our internal control over financial reporting.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2021, 2022, 2023 and 2024, we previously identified a material weakness in our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of those dates. Under Public Company Accounting Oversight Board (PCAOB) standards, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements would not be prevented or detected on a timely basis.

We have implemented remediation measures, including strengthening our finance and accounting function through the hiring additional qualified accounting and financial reporting personnel, engaging external temporary resources as needed, enhancing technical accounting review procedures, and implementing centralized policies and procedures through a shared service center to address the previously identified material weakness relating to the lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions, particularly in the areas of foreign exchange, business combinations and other complex, judgmental areas, such as goodwill impairment assessment. Based on these efforts, management has concluded that this material weakness has been remediated and that our internal control over financial reporting was effective as of the most recent fiscal year end.

However, there can be no assurance that the measures we have taken will continue to operate effectively or that we will not identify additional material weaknesses in the future. Remediation efforts and control enhancements require ongoing monitoring and testing, and the effectiveness of our internal control over financial reporting is subject to inherent limitations. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that its objectives will be met. Internal control over financial reporting may not prevent or detect misstatements, whether due to error or fraud. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

As we qualify as a “large accelerated filer” for U.S. public company reporting purposes, we are required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in connection with certain of our U.S. public company filings. Although the previously identified material weakness has been remediated, if we fail to maintain effective internal control over financial reporting in the future or otherwise fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, our independent registered public accounting firm could identify a significant deficiency or material weakness and issue an adverse opinion with respect to internal control over financial reporting.

If we are unable to maintain effective internal control over financial reporting or to produce accurate and timely financial statements, our financial statements could contain material misstatements. This could result in a loss of investor confidence in the reliability of our financial statements, regulatory scrutiny or investigation, delays in the filing of our financial statements, defaults under agreements governing our indebtedness, or other adverse consequences. Any such developments could materially and adversely affect our business, prospects, financial condition and results of operations, as well as the price or trading volume of our ordinary shares.

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

We rely on information technology systems, including but not limited to computer systems, hardware, software, technology infrastructure, online sites, and network operations centers which are key to our site maintenance and performance management (collectively, “IT Systems”), to conduct our daily business, undertake financial reporting, procure products, pay suppliers, communicate internally and externally, share files, efficiently and accurately provide services to our customers and monitor our operations. We and certain of our third-party providers may collect, maintain and process data about customers, employees, business partners and others, including information about individuals, as well as proprietary information belonging to our business such as trade secrets (collectively, “Confidential Information”).

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

Cyberattacks are expected to accelerate on a global basis in frequency and magnitude. In addition, the tools used by cyber criminals, including artificial intelligence, continue to evolve and are becoming increasingly sophisticated, in order to circumvent such security measures, evade detection, remove forensic evidence, and maximize the potential damage of a successful attack. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business.

Some of our IT Systems are also managed by third-party service providers and are not under our direct control. Because we make use of third-party suppliers and service providers, successful cyberattacks that disrupt or result in unauthorized access to third-party IT Systems can materially impact our operations and financial results. Third parties have been a popular attack vector for cybercriminals, and depending on the nature of the relationship with some of these partners, we sometimes use their code, software, human-power, networks, or give them access to our servers and data, among many other scenarios. A security vulnerability at any of these third-party partners could potentially provide an opportunity for a cybercriminal to reach or damage our IT Systems or Confidential Information.

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

Moreover, as a result of the increasing awareness concerning the importance of safeguarding personal information, the potential misuse of such information and legislation that has been adopted or is being considered in some of our markets regarding the protection, privacy and security of personal information, information-related risks are increasing. Failure to comply with any such data protection laws may result in, among other consequences, fines, litigation or regulatory actions, and efforts to comply with such requirements that may be time-intensive and costly. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer or end-user data, could cause our customers to lose trust in us and could expose us to legal claims. The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application or they may have inconsistent or conflicting requirements with each other. Further, there has been a substantial increase in legislative activity and regulatory focus on data privacy and security in the United States and elsewhere, including in relation to cybersecurity incidents. It is possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our handling of information and business operations, which could ultimately hinder our ability to operate our business and strategy. In addition, any failure or perceived failure by us to comply with laws, regulations and other requirements relating to the privacy, security and handling of information could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. These proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations and/or financial condition could be materially adversely affected.

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

Public perception of possible health risks, including any perceived connection between radio frequency emissions associated with cellular and other wireless communications technology and certain negative health effects, could interrupt or slow the growth of wireless companies. In particular, negative public perception of, and regulations regarding, these perceived health risks could increase opposition to the development and expansion of tower sites. There have been instances in certain telecommunication markets globally where towers have been vandalized due to perceived health risks associated with 5G technology, including potentially related to health pandemics or epidemics as well. The potential connection between radio frequency emissions and certain negative health effects has been the subject of substantial study by the scientific community in recent years, and numerous health-related lawsuits have been filed around the world against wireless carriers and wireless device manufacturers. If a scientific study or court decision resulted in a finding that radio frequency emissions posed health risks to consumers, it could negatively impact the market for wireless services, which could have a material adverse effect on our business, prospects, financial condition and/or results of operation. We do not maintain any significant insurance with respect to these matters.

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

We may not carry insurance for all categories of risk that our business may encounter. Our business assets are subject to risks associated with natural disasters, such as windstorms, floods and hurricanes, as well as theft, particularly of diesel or batteries, vandalism, terror attacks and other unforeseen damage. Climate change and other environmental or social pressures may increase the frequency or severity of such events. In certain instances, such as where we store diesel at our facilities, we may be unaware that theft of the diesel is taking place, despite controls that we have in place to prevent this, rendering insurance covering such theft ineffective. In addition, in the event a tower has been constructed in a substandard manner, is overloaded or has not been properly maintained, it may be at risk of collapse or damage. Our fiber operations are subject to operational risks as well, including cuts in service due to unforeseen events such as natural disasters or sabotage. Any damage or destruction to our towers or fiber networks as a result of these or other risks would impact our ability to provide services to our customers. While we maintain insurance to cover the cost of replacing damaged towers, and business interruption insurance and general liability insurance to protect ourselves in the event of an accident involving a tower, we might have claims that exceed our coverage under our insurance policy or claims may be denied and, as a result, the insurance may not be adequate. Insurance may not adequately cover all lost revenue, including revenue lost from new tenants that could have been added to the towers but for the damage. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to renew or obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. Any significant uninsured losses or liabilities may require us to pay substantial amounts, which would reduce our working capital and could have a material adverse effect on our business, financial condition and/or results of operations. If we are unable to obtain adequate insurance coverage or provide services to our customers as a result of damage to our towers, it could lead to customer loss, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

There are risks inherent in the maintenance and use of Towers. Upon acquisition of a new Tower, we conduct maintenance to bring such Towers into compliance with our operational and safety standards. The collapse of a Tower, or portion of a Tower, due to known defects we have been unable to address or unforeseen defects, or due to improper maintenance or otherwise, could cause injury to or death of individuals or damage to surrounding property. Further, maintenance work on Towers is inherently dangerous and accidents could result in injury to or death of maintenance workers or other parties. Any such damage or accident could subject us to third-party claims regarding our potential liability, even in cases where we have outsourced maintenance work to third parties. We could incur significant costs defending any such claims and, if we were found liable, paying any resulting claims, either of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

We have been, are and may in the future become party to disputes and legal, tax, regulatory or law enforcement proceedings or actions.

In the ordinary course of business, we have been, are and may in the future be, subject to allegations or named as a defendant or an interested party in legal, tax, regulatory and/or law enforcement actions, proceedings, claims and disputes by governments, regulators, entities or individuals in connection with our business activities or as a result of being a publicly listed company (such as actions of activist shareholders). In certain of the jurisdictions in which we operate and/or as a result of our status as a publicly listed company, there may be a higher likelihood that such allegations, actions, proceedings, claims and disputes may be brought by governments, regulators, entities or individuals, including for fees, taxes or other payments or forms of compensation, even if meritless or frivolous under applicable law, and these allegations, actions, proceedings, claims and disputes may increase as the profile of our business rises along with the continued growth and development of our business. Any such allegations, investigations, actions, litigation, disputes or proceedings, as well as lawsuits initiated by us for the collection of payables, may be costly, may in certain circumstances require us to dismantle tower sites, may be harmful to our reputation and may divert significant management attention and other resources away from the business, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Under United States federal income tax laws, if a company is, or for any past period during which a United States shareholder held shares in such company was, a passive foreign investment company, or PFIC, it could have adverse United States federal income tax consequences to such United States shareholder even if the company is no longer a PFIC. We do not believe that we currently are or have been a PFIC for the taxable year ending December 31, 2025, and we do not expect to be a PFIC in the future. A non-US corporation will be a PFIC for any taxable year if either: (a) at least 75% of its gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended) or (b) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash are categorized as passive assets, and the Company’s goodwill and other unbooked intangibles are generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, more than 25% (by value) of the stock. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances after the close of each taxable year, and the principles and methodology used in determining whether a company is a PFIC are subject to ambiguities and different interpretations. Therefore, we cannot assure you that we will not be a PFIC for the current taxable year or in the future. If we are a PFIC, United States shareholders would be subject to adverse U.S. federal income tax consequences. United States purchasers of our ordinary shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our ordinary shares if we are considered to be a PFIC. See the discussion under Item 10.E. “Taxation—Material United States Federal Income Taxation Considerations.”

If a United States person is treated as owning at least 10% of the ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of the ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in the Group (if any). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “net CFC tested income,” and investments in U.S. property by controlled foreign corporations, regardless of whether the Company makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. The Company cannot provide any assurances that it will assist holders of the ordinary shares in determining whether any of its non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any holder of the ordinary shares is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A U.S. Holder (as defined in Item 10.E. “Taxation—Material United States Federal Income Taxation Considerations.”) should consult its advisors regarding the potential application of these rules to an investment in the ordinary shares.

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

For example, legislation has been enacted or is currently under consideration in a number of jurisdictions to adopt and implement Pillar Two of the BEPS project to introduce a global minimum tax rate of 15% for certain multinational enterprises, including the Group. The 15% minimum tax on income under Pillar Two of BEPS has been applicable to the Group since implementation by the UK and The Netherlands in 2024, and by the UAE in 2025. There is a further proposal by the UAE to implement Pillar Two from January 2025 onwards. There may be further changes to the Pillar Two rules as currently enacted and the introduction of Pillar Two rules in other jurisdictions, some of which could impose additional tax liabilities on the Group. In addition, new Nigerian tax legislation has been enacted, with effect from January 2026, covering a broad range of taxes which include corporate income tax, value added tax, stamp taxes and a (currently dormant) 5% surcharge on chargeable fossil fuels. As changes such as these are subject to implementation (and in the case of those pursuant to international projects such as BEPS, implementation by each relevant country, which may be different), the timing and ultimate impact of any such changes on our tax obligations remains uncertain.

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

See “— We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to effectively deploy or maintain our tower infrastructure.”

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

We have engaged, and may in the future engage, in transactions with related parties, including our directors, executive officers, significant shareholders, and their affiliates. These transactions may not be conducted on an arm’s length basis and could result in terms that are less favorable than those that could be obtained from unaffiliated third parties. Such related party transactions could create potential conflicts of interest and have an adverse effect on our financial condition and results of operations. For example, MTN Group is one of our shareholders as well as a related party of certain MTN Group operating entities that are our customers in the African countries in which we currently operate. While such customers collectively accounted for 71% and 69% of our revenue from continuing operations, for the years ended December 31, 2025, and 2024, respectively, our relationship with each MTN Group operating entity is managed separately through separate contracts for each MTN Group operating entity in each country. There can be no assurance that conflicts of interest, inherent in related party transactions, may not arise, potentially resulting in disadvantages to us or the conclusion of transactions on less satisfactory terms, which could in turn affect our ability to deliver certain services and could have a material adverse effect on our business, prospects, financial condition, reputation and/or results of operations. See “Related Party Transactions.”

A regional or global health pandemic or epidemic, and any governmental action taken in response, could severely affect our business.

A regional or global health pandemic or epidemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, as a result of the COVID-19 pandemic that began in 2020, governmental authorities around the world implemented various measures to reduce the spread of COVID-19, and such measures adversely affected workforces, supply chains, ability to carry out operations, economies and financial markets and led to an economic downturn in many of our markets. As a result of the effects of any future regional or global health emergency or events that have a similar impact on the global economy such as, depreciation of local currencies and/or a lack of sufficient availability of hard/international currencies, we may experience fluctuations in foreign currency exchange rates in many of the markets in which we operate, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Global deterioration in economic conditions in light of global health emergencies or events could adversely and materially affect us and/or our customers through disruptions of, among other things, the ability to procure communications equipment or other supplies through the usual supply chains. For instance, shortages of capacity in shipping may occur and could affect the smooth flow of our and/or our customers’ supply chains, increase transportation costs and/or decrease reliability. Global deterioration in economic conditions in light of future outbreaks could also adversely and materially affect the ability of us and/or our customers to maintain liquidity and deploy network capital, with potential decreases in consumer spending contributing to liquidity risks, or even through regulatory interventions or pressure on pricing and services offered that may reduce revenue for periods of time. Any resulting financial difficulties could result in uncollectible accounts receivable or reduced revenue, despite having provided increased services. Resulting supply chain or operational difficulties (including site access) may also result in us being unable to meet the service level agreement targets under our MLAs. See “— We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to effectively deploy or maintain our tower infrastructure.” The loss of significant Tenants, or the loss of all or a portion of our anticipated Contracted Revenue from certain Tenants, could have a material adverse effect on our business, financial condition and/or results of operations.

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

Risks Relating to the Recently Announced Transactions

There can be no assurance that the agreement and plan of merger entered into with MTN Group Limited and related parties on February 17, 2026 and the going-private transaction contemplated thereby will be approved by our shareholders or successfully consummated. Potential uncertainty involving the going-private transaction may adversely affect our business and the market price of our ordinary shares.

On February 17, 2026, we entered into an agreement and plan of merger (the "Merger Agreement") with MTN Group Limited, a company incorporated under the laws of South Africa ("MTN"), Mobile Telephone Networks (Netherlands) B.V. ("Holdings"), and Sub-Merger Co, a wholly owned subsidiary of Holdings ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a privately held company (the "Merger"). Our board of directors unanimously approved the Merger Agreement and the Merger, and resolved to recommend that our shareholders vote to authorize and approve the Merger Agreement and the Merger. The Merger is subject to closing conditions, including the authorization and approval of the Merger Agreement by the affirmative vote of holders of ordinary shares representing at least two-thirds of the voting power of the ordinary shares present and voting in person or by proxy at a general meeting of our shareholders, the receipt of regulatory approvals and the satisfaction by the Company of certain cash and debt conditions.

At the effective time of the Merger, each ordinary share issued and outstanding immediately prior to the effective time, other than ordinary shares owned by Mobile Telephone Networks (Netherlands) B.V., will be cancelled and cease to exist in exchange for the right to receive $8.50 in cash per share without interest. The Merger, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, we are subject to various restrictions under the Merger Agreement on the conduct of our business prior to the completion of the Merger, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger. Also, any development relating to the transaction may increase volatility of the trading price of our ordinary shares. In addition, the Merger Agreement only allows us to engage in discussions or negotiations with third parties regarding certain competing proposals or transactions under certain limited circumstances.

The announcement and pendency of the Merger could cause disruptions in our business, which could have an adverse effect on our business and financial results.

Uncertainty about the effect of the Merger on employees, customers, suppliers, vendors, licensors, licensees and other business partners may have an adverse effect on the Company. These uncertainties may impair our ability to retain key personnel until the Merger is consummated and for a period of time thereafter, and could cause customers, suppliers, vendors, licensors, licensees and other business partners to seek to change existing business relationships, which could materially and adversely affect our business. Employee retention may be particularly challenging during the pendency of the Merger, as employees may experience uncertainty about their roles with the surviving entity following the Merger. In addition, subject to certain exceptions, during the pendency of the Merger, we have agreed to operate our business in the ordinary course and to refrain from taking certain actions without MTN’s consent. These restrictions may prevent us from pursuing business opportunities that may arise prior to the completion of the Merger.

The consummation of the Merger is contingent upon the satisfaction of a number of conditions, including shareholder and regulatory approvals and certain cash and debt conditions, that may be outside of our or MTN’s control and that we and MTN may be unable to satisfy or obtain or which may delay the consummation of the Merger or result in the imposition of conditions that could reduce the anticipated benefits from the Merger or cause the parties to abandon the Merger.

We face risks and uncertainties related to the proposed Merger with MTN.

Before the transactions contemplated in the Merger Agreement can be completed, approvals must be obtained from regulatory authorities under specified antitrust laws, and from our shareholders, and all conditions to the closing of the transaction included in the Merger Agreement must have been satisfied or waived. The required regulatory approvals may impose additional conditions, limitations, obligations or costs on the surviving entity, place restrictions on the conduct of the business of the surviving entity or require changes to the terms of the transactions contemplated by the Merger Agreement. While we do not currently expect that any such conditions or changes would be imposed, there can be no assurance that our regulators will not impose any such additional conditions, limitations, obligations or restrictions, or that they will not have the effect of delaying or preventing the completion of the Merger, imposing additional material costs on or materially limiting the revenues of the surviving entity following the Merger or otherwise reducing the anticipated benefits of the Merger. Certain events may delay closing, including difficulties in obtaining approvals from our shareholders necessary to consummate the Merger (other than (i) Holdings and its affiliates and (ii) Wendel and its affiliates, as these entities have signed voting and support agreements with respect to the Merger). The Merger Agreement may be terminated in accordance with its terms and the Merger may not be approved by shareholders or completed.

The Merger Agreement is subject to a number of closing conditions which must be fulfilled in order to complete the Merger, including: (i) the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of at least two-thirds of the voting power of ordinary shares entitled to vote and actually voting at the shareholders meeting; (ii) the accuracy of the parties' respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (iii) performance by the parties of their respective obligations under the Merger Agreement in all material respects; (iv) the absence of any law or order restraining, enjoining, or otherwise prohibiting the consummation of the Merger; (v) receipt of the requisite regulatory approvals under specified antitrust laws; (vi) the Company and its subsidiaries holding an amount of cash equal to $998,123,782 (subject to adjustment) to be applied towards the payment of consideration for the Merger; (vii) the Company's operating cash amount being equal to or exceeding $355,000,000; (viii) the Company's total gross indebtedness not exceeding specified amounts; and (ix) the absence of any material adverse effect on the condition, business, assets, liabilities or results of operations of the Company and its subsidiaries. The Company's ability to satisfy these cash and operating cash requirements is dependent upon the successful completion of the sales of both its Latin American tower operations (announced on February 17, 2026) and its fiber operations (announced on February 11, 2026), which sales are themselves subject to closing conditions and may not close on the anticipated timeline or at all. For further details on these transactions and the related risks, see “—There can be no assurance that the sale of our Latin American tower operations and fiber operations will be successfully consummated.” If either of these divestitures fails to close or is delayed, we may be unable to satisfy the cash conditions required for the Merger, which could result in the Merger being delayed or not consummated.

The conditions to the closing of the Merger included in the Merger Agreement may not be fulfilled in a timely manner or at all, and, accordingly, the Merger may be delayed or may not be completed. We and MTN may each elect to terminate the Merger Agreement under certain circumstances. Among other situations, if the Merger is not completed by November 17, 2026 (subject to automatic extensions on the terms set forth in the Merger Agreement), either we or MTN may choose not to proceed with the Merger. In addition, the Merger Agreement may be terminated under certain specified circumstances, including, but not limited to, in connection with a change in the recommendation of our board of directors to enter into an agreement for a Superior Proposal (as defined in the Merger Agreement) or in the case of an Intervening Event (as defined in the Merger Agreement). We and MTN can also mutually decide to terminate the Merger Agreement at any time.

In certain instances, the Merger Agreement requires us to pay a termination fee to MTN, which could affect the decisions of a third party considering making an alternative acquisition proposal.

In certain specified circumstances further described in the Merger Agreement, in connection with the termination of the Merger Agreement, we will be required to pay MTN a termination fee of $104.29 million (the “Company Termination Payment”), including if MTN terminates the Merger Agreement after our board of directors changes its recommendation to shareholders or if we terminate the Merger Agreement to enter into an alternative acquisition agreement with respect to a Superior Proposal or due to an Intervening Event. This payment could affect the structure, pricing and terms proposed by a third party seeking to acquire or merge with us and could discourage a third party from making a competing acquisition proposal or inquiry, including a proposal that would be more favorable to our shareholders than the Merger. As a result, termination of the Merger Agreement could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the price of our ordinary shares.

Failure to complete the proposed Merger could negatively impact our business, financial results and stock price.

If the proposed Merger is not completed for any reason, we would still be a public company and our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Merger, we would be subject to a number of related risks, including the following:

●	we will have incurred substantial expenses and will be required to pay significant costs relating to the Merger, such as legal, accounting, due diligence, financial advisor and printing fees;
●	the Merger Agreement places certain restrictions on the conduct of our business prior to completion of the Merger, which may adversely affect our ability to execute certain of our business strategies and cause certain other initiatives to be delayed or abandoned;
●	matters relating to the Merger require substantial commitments of time and resources by our management team that could have been and could be devoted to the pursuit of other opportunities beneficial to us as an independent company;
●	we may be subject to negative reactions from the financial markets and from our customers and employees that could materially affect our business, financial results, financing capacity and the price of our Ordinary Shares;
●	the market price of our ordinary shares could decline to the extent that current market prices of our ordinary shares reflect a market assumption that the Merger will be completed; and
●	we may need to revise our business and financing plans to address our long-term capital needs as a publicly traded company and the difficulty and cost of obtaining capital, which could affect our current credit rating, result in dilution of our shareholders and/or affect our ability to continue paying regular quarterly cash dividends.

Even if successfully completed, there are certain risks to our shareholders from the Merger, including:

●	the amount of cash to be paid per share under the Merger Agreement is fixed and will not be adjusted for changes in our business, assets, liabilities, prospects, outlook, financial condition, or operating results or in the event of any change in the market price of, analyst estimates of, or projections relating to, our ordinary shares;
●	the fact that receipt of the all-cash per share consideration under the Merger Agreement is taxable to shareholders that are treated as U.S. holders for U.S. federal income tax purposes; and
●	the fact that, if the Merger is completed, our shareholders will not participate in any future growth or benefit from any future increase in the value of the Company.

There can be no assurance that the sale of our Latin American tower operations and fiber operations will be successfully consummated.

On February 11, 2026, IHS Fiber Brasil – Cessão de Infraestruturas Ltda. entered into a share purchase and sale agreement with TIM S.A., pursuant to which IHS Fiber Brasil – Cessão de Infraestruturas Ltda. agreed to sell its 51.0% stake in I-Systems. The closing of the transaction is subject to customary conditions, including regulatory approvals.

On February 17, 2026, IHS Mauritius BR Limited, a subsidiary of the Company, entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Latam Towers Infrastructure, LLC, pursuant to which IHS Mauritius BR Limited has agreed to sell all of the issued and outstanding equity interests in IHS Brasil - Cessão de Infraestruturas S.A., Centennial Towers Brasil Cooperatief U.A. (to the extent not dissolved prior to closing), and Centennial Towers Colombia S.A.S., reflecting an enterprise value of approximately $952 million (being cash consideration of R$3,550 million (approximately $683 million), plus the net impact of borrowings and lease liabilities less cash and cash equivalents aggregating to approximately $269 million), subject to adjustment for leakage and accrued interest. The closing of this transaction is subject to the satisfaction or waiver of certain conditions, including the receipt of regulatory approvals, the accuracy of representations and warranties, the absence of any material adverse effect, and a successful capital raise by one or more investment funds managed or advised by Macquarie Asset Management. The Stock Purchase Agreement may be terminated by either party if the closing has not occurred within six months of signing (automatically extended for an additional six months if the sole cause is the failure to receive regulatory approval), or if the other party breaches certain obligations.

If the sale of our Latin American tower operations or fiber operations is not completed for any reason, we may be unable to satisfy the cash and operating cash conditions required for the consummation of the Merger with MTN, which could result in the Merger being delayed or abandoned, which would have the adverse effects described above. In addition, the current market price of our ordinary shares may reflect a market assumption that both the Latin American divestiture and the Merger will be completed; if any of these transactions fails to close, the market price of our ordinary shares could decline significantly.

Litigation could prevent or delay the closing of the proposed Merger or otherwise negatively impact our business and operations.

We may be subject to legal proceedings related to the agreed terms of the proposed Merger, the manner in which the Merger was considered and approved by the Board, or any failure to complete the Merger or perform our obligations under the Merger Agreement. Such litigation could delay or block the consummation of the Merger or impose material costs on us or the surviving entity, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

There may be shortages in the availability of, or disruptions or other limitations in the supply of, foreign currencies in the countries in which we operate, whether as a result of economic reasons, monetary controls or otherwise. See also “— Some of the markets in which we currently, or may in the future, operate are dependent on commodities, and are therefore impacted by global prices and/or demand for such products” and “— Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility.” For example, there have historically been periods of significant shortage of U.S. dollar liquidity in Nigeria, and the CBN has in the past imposed additional currency controls that restricted access to U.S. dollars in the official foreign exchange market. The reduced access to foreign exchange negatively impacted certain sectors of the Nigerian economy. Since the introduction of the NFEM window in April 2017, the foreign exchange market has generally experienced greater stability, although there have still been periods of significant U.S. dollar liquidity shortage from time to time, for example during early 2024, and the foreign exchange market has experienced periods of significant volatility. In Nigeria, we continue to access U.S. dollars through various sources (including from commercial banks and authorized dealers) and at various rates (which may also be at a premium to NFEM). In this regard, we may suffer adverse economic consequences as a result of a divergence between the rates at which U.S. dollars are available in the market or as a result of the lack of availability or the shortage of U.S. dollars as stated above.

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

To the extent that we acquire assets or invest in other emerging and/or less developed markets, including in Africa, the Middle East and Latin America, additional risks may be encountered that could adversely affect our business. Such markets tend to have less developed economies and infrastructure and are often more vulnerable to economic and geopolitical challenges and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. In addition, the currencies in which investments are denominated may be unstable, may be subject to significant depreciation and may not be freely convertible or may be subject to the imposition of other monetary or fiscal controls and restrictions (including, for example, the Naira, which depreciated by approximately 65% between June 2023 and January 2024, see “— Risks Relating to the Markets in which We Operate — We and our customers face foreign exchange risks, which may be material”). There have been periods of significant U.S. dollar liquidity shortage in Nigeria from time to time, for example during early 2024, and any such shortages may limit our ability to repatriate funds from the country. To the extent the availability of U.S. dollars does not improve, this may have a material adverse effect on our business, financial condition, results of operations, cash flows, liquidity and/or prospects.

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

Although significant advances have been made in the areas of communications facilities in recent years, the progress of development in these sectors cannot be considered at par with that in more developed economies. For example, Nigeria’s administration has set ambitious targets for infrastructure and economic development as part of the continuous process of accelerating development in the country. Some of the most notable reforms associated with those targets include (i) replacing the old regime of multiple foreign exchange rate segments into a single NFEM window within which foreign exchange transactions would be determined by market forces (see “— We and our customers face foreign exchange risks, which may be material”), (ii) removing the petrol motor spirit subsidy that consumed approximately $10 billion of the federal budget in 2022, and (iii) establishing the Renewed Hope Infrastructure Fund, an infrastructure development fund, aimed at funding upgrades in transportation, roads, power as well as other infrastructure projects.

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

For example, despite the abundant energy resources in Nigeria, significant government reform efforts, and investments in the power sector in recent years, lack of sufficient and reliable electricity supply remains a serious impediment to the country’s economic growth and development. Insufficient power generation, aging infrastructure, weak distribution networks, overloaded transformers and acts of sabotage to pipelines and infrastructure by vandals result in frequent power outages, high transmission and distribution losses and poor voltage output. Only 61.2% of Nigeria’s total population has access to the grid electricity supply (according to World Bank data from 2023) due to insufficient generation capacity and inadequate transmission and distribution networks. In addition, due to factors such as reliance on hydroelectricity, aging transmission infrastructure, and fuel supply constraints for thermal backup, other countries in which we operate, such as South Africa, Zambia, Cameroon, and Côte d’Ivoire have also experienced power supply issues. As a result they have experienced, and continue to experience, power outages that, among other things, have adversely impacted their economy and economic growth. In such cases, where the national electricity grid has been under significant pressure to meet growing demand given insufficient generation capacity, this has resulted in periods of load shedding, where planned supply interruptions take place to reduce pressure on the electricity grid.

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

Unlike communication towers businesses in developed markets, such as the United States and the European Union, where the electricity grid is comparatively extremely reliable, successfully managing communications towers in many of the types of markets in which we currently, or may in the future, operate is dependent on operational competency in power management. Given the intermittent and unreliable grid availability in Nigeria, for example, grid electricity has been rarely used as a source of power for our Towers, with 23% of Towers operated only with generators and 54% operated with hybrid solutions, which alternate between diesel generators and / or solar or battery systems, as of December 31, 2025. In our other African markets, grid availability can also be unreliable, and as of December 31, 2025, 9% of Towers (excluding South Africa as we no longer provide power Managed Services for those sites) were powered only by the grid, with the remainder having either generator or hybrid power systems. The unreliability of the grid power presents significant challenges to managing our tower sites and power uptimes and delivering quality service to customers. Any inability to continue to deliver quality service could harm our relationships with our customers, which, in turn, could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

The unreliability of grid power can also present significant challenges to our ability to manage our passive equipment, such as diesel generators, rectifiers, and batteries. This is because the unreliable grid power can reduce the effective lifespan of this equipment, and as a result, we may need to replace this equipment sooner than expected. This could, in turn, require additional maintenance capital expenditure in excess of the relevant investment plan.

Some of the markets in which we currently, or may in the future, operate are dependent on commodities, and are therefore impacted by global prices and/or demand for such products.

The economies of some of the markets in which we operate may be highly dependent on commodities, such as oil or copper, and therefore on global prices and demand which impact these markets. Reductions in revenue from such commodities could adversely affect the economies of the markets in which we operate. For example, the Nigerian economy is highly dependent on oil production in Nigeria and global prices of oil. According to the Nigerian National Bureau of Statistics, in 2023, the oil sector represented 5.4% of total real GDP, a decrease from the 5.7% and 7.2% recorded in 2022 and 2021, respectively; this however increased to 5.5% of total real GDP in 2024. In 2025, following the GDP rebasing, the oil sector represented 3.5% of total real GDP, up from 3.4% in 2024, on a comparable basis. Reductions in revenues from commodities (including but not limited to oil), particularly in light of measures related to global health events or outbreaks, or geopolitical tensions (such as outbreaks of violence or wars), could have a material adverse effect on the economies of certain markets in which we operate and in turn on our and our customers’ business and our results of operations. Additionally, between 2014 and 2016, a fall in copper prices adversely affected Zambia’s economy, along with increased tensions with mining companies due to related tax increases.

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

Declines in commodity prices and/or revenue on which certain of the economies in which we operate rely have had and will continue to have an impact on such economies, and may result in lower economic growth, high rates of unemployment, reduction in foreign exchange and government revenue. For example, the Nigerian government and certain other governments, such as in oil-producing countries, rely heavily on oil revenue to fund their budgets, and the decline in prices immediately following the onset of the COVID-19 pandemic in March 2020 resulted in significantly decreased revenue. Oil prices have also been volatile following the geopolitical conflicts that took place in Europe from 2022 and in the Middle East from 2023, causing revenue instability in oil-reliant countries like those we operate in. Moreover, Nigeria, which has historically been one of the largest oil producers in Africa, produced an average of 2.0 million barrels per day in 2019; however, production levels have since declined to an average 1.37 million barrels per day in 2022, albeit started to increase in 2023, 2024 and 2025 to an average 1.43, 1.50 and 1.63 million barrels per day, respectively, as reported by the Nigerian Bureau of Statistics. The decline can be attributed to, among other things, leakage, militant attacks and decaying infrastructure. A reduction or fluctuation in commodity prices, such as a drop in oil prices, would likely negatively impact export earnings in the relevant country, government revenue, and national disposable income, and lead to budgetary constraints and reduced investment in key projects such as infrastructure. Further, any foreign exchange controls imposed in the jurisdictions in which we operate, whether as a result of reduced foreign exchange revenue from such commodities or related products or otherwise, may lead to a devaluation of our revenue which is received in local currencies and also affect our ability to obtain foreign currency required for some of our operations or to service some of our foreign currency obligations. See “— Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility” and “— Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities.”

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

The markets in which we operate are exposed to the risk of high inflation. For example, for years ended December 31, 2025 and 2024, Nigeria’s inflation rate was 23.0% and 33.2%, respectively, and Zambia’s inflation rate was 14.0% and 15.0%, respectively. Changes in monetary and/or fiscal policy in the countries in which we operate may result in higher rates of inflation, which could consequently increase our operating costs, and there can be no assurance that inflation rates will not rise in the future. While we have contractual inflation-linked escalation provisions under most of our MLAs, there can be no guarantee that the rates of escalation of lease fees will mitigate future inflation, particularly where our MLAs may include fixed, capped or floored escalators.

In addition, the countries in which we operate may seek to control inflation through various measures, including, among other things, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. Inflation policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention could contribute to economic uncertainty and heightened volatility in the economy. This could have a material adverse effect on the economies of the countries in which we operate and, as a result, on our business, prospects, financial condition and/or results of operations.

In addition, a significant inflationary environment for any of our markets that is deemed to meet the definition of “hyperinflation” under IFRS Accounting Standards may result in the need to adopt “IAS 29 Financial Reporting in Hyperinflationary Economies” in our consolidated financial statements, which could have a broad impact on our financial reporting and our key financial metrics. At present, none of our markets are considered to be hyperinflationary (as defined in IAS 29 Financial Reporting in Hyperinflationary Economies), and whilst the 3 year cumulative inflation rate has decreased during 2025 for Nigeria, there is the potential for hyperinflation accounting to be applicable in future reporting periods if inflation increases.

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

For example, the CBN had historically favored maintaining the Naira within a narrow band with periodic adjustments. Following the devaluation in June 2023, the CBN has made statements that the exchange rate should be governed by a “willing buyer — willing seller” market approach. The gross external reserves have fluctuated in recent years, dropping significantly from a high of $44.2 billion at the end of 2012, to a low of $25.8 billion at the end of 2016, before gradually recovering. As of December 31, 2025, gross external reserves were recorded at $45.5 billion. Given the fluctuations in Nigeria’s external reserves, its high dependence on oil exports and the fact that Nigeria pays for its key imports, such as refined oil, in U.S. dollars, the Naira will remain vulnerable to external shocks that could lead to a sharp decline in its values, as had occurred historically.

In addition, the currencies of the countries in which we operate are subject to volatility. The functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), South African Rand (ZAR), Brazilian Real (BRL) and Colombian Peso (COP). The operating subsidiaries’ financial results are translated into U.S. dollars for reporting purposes. Accordingly, we are subject to fluctuations in the rates of currency exchange. In particular, the Naira depreciated significantly against the U.S. dollar in 2023 and 2024, due largely to declining oil prices, depletion of external reserves, and the absence of fiscal buffers. In early 2015, the CBN instituted certain currency control policies and pegged the Naira at ₦197 to the U.S. dollar, which increased to approximately ₦305 in 2016, approximately ₦435 as of December, 31, 2021 and ₦461.50 as of December 31, 2022. In June 2023, the CBN took steps to unify the Nigerian foreign exchange market, by replacing the old regime of multiple exchange rate segments with a single NFEM window to allow foreign exchange transactions to be determined by market forces, and subsequently the Naira increased to approximately ₦911.7, ₦1,546.0 and ₦1,448.3 to the U.S. dollar as of December 31, 2023, December 31, 2024 and December 31, 2025, respectively. Similarly, the Zambian Kwacha to U.S. dollar exchange rate increased from ZMW9.99 as of December 31, 2017 to ZMW22.28 as of December 31, 2025 and the Brazilian Real to U.S. dollar exchange rate increased from BRL4.03 as of December 31, 2019, to BRL5.48 as of December 31, 2025. The South African Rand to U.S. dollar exchange rate moved from ZAR16.98 as of December 31, 2022 to ZAR16.59 as of December 31, 2025.

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

Corruption is a significant issue in many of the markets in which we operate, as in many other emerging and less developed markets. For example, Nigeria, Cameroon and Zambia placed 142, 142 and 99, respectively out of 181 countries in Transparency International’s 2025 Corruption Perceptions Index. Despite certain reform efforts, however, corruption continues to be a serious problem impacting some of the countries in which we operate, as reflected by several high-profile convictions. Brazil has also experienced recent political instability, including various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor which have negatively impacted the Brazilian economy and political environment. In addition, Cameroon (since June 2023) and Côte d’Ivoire (since October 2024) were added by the Financial Action Task Force’s (“FATF”) to the “grey list” of countries that need to do more to improve their ability to fight financial crime. The addition to the “grey list” will likely increase the cost of doing business in Côte d’Ivoire and Cameroon as there is additional scrutiny on transactions by international counterparties in grey list countries.

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

Furthermore, in Nigeria, under President Tinubu’s administration, the implementation of policies such as subsidy removals and tighter foreign exchange controls has the potential to result in further instability. Moreover, some planned reforms may disadvantage certain existing stakeholders, who may seek to curtail such reforms. For example, planned privatization of state-owned enterprises has in some cases been met with strikes or threats of strikes in anticipation of job losses and price increases. Any significant changes in the political climate in the countries in which we operate, including changes affecting the stability of the government or involving a rejection, reversal or significant modification of policies against nationalization or expropriation of privately owned assets, favoring the privatization of state-owned enterprises, reforms in the telecommunications, power, banking and oil and gas sectors or other reforms, may have negative effects on the economy, government revenue or foreign reserves and, as a result, could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

In Cameroon, there has been unrest following the presidential elections in October 2025. This has introduced political uncertainty, a potential shift in government spending, and a cautious approach from investors, which has impacted the expansion plans of local mobile network operators, despite their public commitment on investment to address quality of service issues.

In regions of some of the countries we operate in, civil wars and insurgency may limit our ability to intervene and maintain the quality of service on sites. For example, in Nigeria and Cameroon, the Boko Haram crisis affecting certain regions may limit site interventions for long periods of time. In Cameroon, since 2016, civil unrest and site vandalism has affected two western regions of the country limiting site intervention and increasing insecurity of our assets and personnel (See – “There are risks related to political instability, religious differences, ethnicity and regionalism in emerging and less developed markets”)

There are risks related to political instability, religious differences, ethnicity and regionalism in emerging and less developed markets.

Our operations are exposed to the political and social environment of the markets in which we operate. As our markets are in emerging and less developed countries, there is a heightened risk of civil and political unrest as compared to more developed countries, and any unrest could contribute to a more uncertain operating environment.

In Nigeria, there are significant risks to business operations due to terrorism and other security concerns stemming from the political and social environment. The Boko Haram sect, a terrorist group based primarily in north-eastern Nigeria, initially became active in 2009 and has received international attention for the number and frequency of its attacks against Nigerian people and villages. While the government has had some success in combatting the group, Boko Haram has continued to mount attacks, particularly in the Lake Chad region. The Islamic State terrorist organization is also active in parts of Nigeria, and engages in both terrorist activities against civilians and conflicts with other terrorist/militant organizations, such as Boko

Haram. In late 2025, the situation was further complicated by U.S. missile strikes on Islamic State camps in northwest Nigeria, which have heightened security concerns. In addition to the instability caused by these terrorist organizations, the Niger Delta region of Nigeria continues to experience militant activity, creating a challenging environment for companies operating in that region.

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

As of the date of this Annual Report, Nigeria’s sovereign rating was B with a stable outlook (Fitch), B- with positive outlook (S&P) and B3 with a stable outlook (Moody’s). These ratings reflect an assessment of the government of Nigeria’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due. This, in combination with any adverse revisions to Nigeria’s credit ratings for domestic and international debt by international rating agencies, may adversely affect the liquidity of the Nigerian financial markets, the ability of the Nigerian government and Nigerian companies, including us, to raise additional financing, and the terms on which we are able to finance future capital expenditure or refinance any existing indebtedness. A downgrade in the sovereign’s rating could also negatively impact the credit rating of the Senior Notes and our credit rating as a result of the linkage between these ratings and the rating of the sovereign. This could have an adverse effect on our capital expenditure plans, business, cash flows and financial performance and prospects.

Risks Relating to our Indebtedness

Our level of indebtedness and the terms of our indebtedness could materially adversely affect our business and liquidity position.

As of December 31, 2025, we had $3,137.7 million of total borrowings, and $96.7 million of borrowings classified under held for sale, excluding lease liabilities. We currently use debt financing and plan to continue to use debt financing for our future operations and projects. The terms of the agreements governing our indebtedness limit the circumstances in which we may incur additional indebtedness. However, our indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions or joint ventures or other investments. As a result, the risks normally associated with debt financing may materially adversely affect our cash flows and liquidity as well as our business, prospects, financial position and/or operating results including because:

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

We are a holding company and conduct limited operations of our own. Repayment of indebtedness, including under the IHS Holding 2024 Dual-Tranche Term Loan, the IHS Holding 2025 RCF, the IHS Holding 2025 Term Loan, and the Senior Notes, depends on the ability of our operating companies to make cash available to us. See “— IHS Holding Limited is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.”

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

We are party to credit agreements that govern the IHS Holding 2024 Dual-Tranche Term Loan, the IHS Holding 2025 RCF and the IHS Holding 2025 Term Loan, as well as indentures that govern the Senior Notes and credit agreements that govern our facilities at our operating subsidiaries, and we may provide guarantees under credit agreements governing our facilities at our operating subsidiaries, and therefore are subject to the restrictive covenants under those agreements.

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

We can make no assurances that we will be able to generate a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, or that future borrowings will be available to us in an amount sufficient to enable us to service and our other indebtedness or to fund our other liquidity needs. If we default on the payments required by indebtedness, that indebtedness, together with debt incurred pursuant to debt agreements or instruments that contain cross-default or cross-acceleration provisions, may become payable on demand, and we may not have sufficient funds to repay all of our debts.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act concerning liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K and quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we provide and intend to continue to provide comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange (“NYSE”). As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell, could reduce the market price of our ordinary shares. As of December 31, 2025, we had 335,521,222 ordinary shares outstanding. All of our ordinary shares are freely tradable under the Securities Act without restriction, except for any of our ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which are restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

In the course of preparing financial statements our management necessarily makes judgments and estimates that can have a significant impact on our financial statements. The most critical of these relate to going concern, lease accounting, deferred tax and impairment of assets. The use of inaccurate assumptions in calculations for any of these estimates could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Our operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our ordinary shares.

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

As a holding company, our principal source of cash flow is distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future depends on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and/or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our operating subsidiaries and intermediate holding companies to distribute cash to us will also be subject to, among other things, restrictions that may be contained in the agreements governing our indebtedness as entered into from time to time, including the IHS Holding 2025 RCF, the IHS Holding 2025 Term Loan, the IHS Holding 2024 Dual-Tranche Term Loan and the Senior Notes, and the facilities of our operating subsidiaries, availability of sufficient funds in such subsidiaries and applicable laws, taxes and regulatory restrictions, including monetary or fiscal controls and restrictions. Claims of any creditors of any of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and shareholders. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

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

Our Articles contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. Our board of directors has the ability to designate the terms of and issue preferred shares without shareholder approval. In addition, Board vacancies may be filled by an affirmative vote of the remaining Board members. The directors are currently divided into three classes designated as Class I, Class II and Class III. The term of the Class I Directors, the Class II Directors and the Class III Directors shall expire at the next annual general meeting in 2026 (the "2026 AGM"), following which, the board of directors shall no longer be classified. A Director whose term has expired may be reappointed in accordance with the terms of the Articles. Our Articles provide that a director may be removed, among other things, by an ordinary resolution of the shareholders (provided that no more than four directors in aggregate may be removed pursuant to that provision in any given period between annual general meetings as described in the Articles) or for “cause” (as defined therein) by notice from not less than 75% of the directors then in office. These provisions may make it more difficult to remove directors. Our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless (1) there is advance approval of our Board, (2) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences or (3) the combination is approved by shareholders holding at least two-thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder.

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

Background Information

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2025 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

Recent Developments

On February 11, 2026, IHS Fiber Brasil – Cessão de Infraestruturas Ltda. entered into a share purchase and sale agreement with TIM S.A., pursuant to which IHS Fiber Brasil – Cessão de Infraestruturas Ltda. agreed to sell its 51.0% stake in I-Systems. The closing of the transaction is subject to customary conditions, including regulatory approvals.

On February 17, 2026, IHS Mauritius BR Limited, a private company organized under the laws of Mauritius, entered into a Stock Purchase Agreement with Latam Towers Infrastructure, LLC, pursuant to which IHS Mauritius BR Limited has agreed to sell all of the issued and outstanding equity interests in IHS Brasil - Cessão de Infraestruturas S.A., Centennial Towers Brasil Cooperatief U.A. (to the extent not dissolved prior to closing), and Centennial Towers Colombia S.A.S., reflecting an enterprise value of approximately $952 million (being cash consideration of BRL3,550 million (approximately $683 million), plus the net impact of borrowings and lease liabilities less cash and cash equivalents aggregating to approximately $269 million), subject to adjustment for leakage and accrued interest. The closing of the transaction is subject to the satisfaction or waiver of certain conditions, including regulatory approvals, accuracy of representations and warranties, absence of any material adverse effect, and a successful capital raise by investment funds managed or advised by Macquarie Asset Management.

In connection with the disposal of our Latin American tower and fiber operations, we entered into a BRL2,415 million (approximately $441 million) of foreign exchange derivative instruments to hedge the components of the Brazilian Real-denominated sale prices not fixed to U.S. dollars directly in the sales agreements.

On February 17, 2026, the Company entered into an agreement and plan of merger (the "Merger Agreement") with MTN Group Limited, a company incorporated under the laws of South Africa ("MTN"), Mobile Telephone Networks (Netherlands) B.V., a company incorporated under the laws of the Netherlands ("Holdings"), and Sub-Merger Co, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Holdings ("Merger Sub"). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein and in accordance with Part 16 of the Companies Act (as revised) of the Cayman Islands, Merger Sub will merge with and into the Company, with the Company being the surviving company in the Merger. Following the effective time of the Merger, each ordinary share, par value $0.30 per share, of the Company issued and outstanding immediately prior to the effective time (other than certain excluded shares as specified in the Merger Agreement) will be cancelled and cease to exist in exchange for the right to receive $8.50 in cash per ordinary share, without interest thereon. At the effective time of the Merger, each restricted stock unit award and performance stock unit award relating to the ordinary shares that is outstanding will be fully accelerated and thereafter cancelled in exchange for the Per Share Merger Consideration multiplied by the number of ordinary shares subject to such award. The Per Share Merger Consideration is expected to be financed using cash and debt facilities of MTN and its affiliates, as well as cash of the Company and its subsidiaries. If the Merger is consummated, the ordinary shares will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended, and the Company will become a privately held company.

The Company's board of directors has unanimously approved the entry into and the performance of the Merger Agreement, the Plan of Merger, and the Merger and the transactions contemplated thereby and recommended that the Company's shareholders vote in favor of the authorization and approval of the Merger Agreement, the Plan of Merger, the Merger and the transactions contemplated thereby at a general meeting of shareholders. Under the terms of the Merger Agreement, the completion of the Merger is subject to certain closing conditions, including, among others: (i) the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of at least two-thirds of the voting power of ordinary shares entitled to vote and actually voting at the shareholders meeting; (ii) the accuracy of the parties' respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (iii) performance by the parties of their respective obligations under the Merger Agreement in all material respects; (iv) the absence of any law or order restraining, enjoining, or otherwise prohibiting the consummation of the Merger; (v) receipt of the requisite regulatory approvals under specified antitrust laws; (vi) the Company and its subsidiaries holding an amount of cash equal to $998,123,782 (subject to adjustment) to be applied towards the payment of consideration for the Merger; (vii) the Company's operating cash amount being equal to or exceeding $355,000,000; (viii) the Company's total gross indebtedness not exceeding specified amounts; and (ix) the absence of any material adverse effect on the condition, business, assets, liabilities or results of operations of the Company and its subsidiaries. The Company's ability to satisfy the cash and operating cash requirements is dependent upon the successful completion of the sales of both its Latin American tower and fiber operations.

The Company and MTN may each terminate the Merger Agreement under certain specified circumstances, including if the Merger is not consummated on or before November 17, 2026 (subject to extensions on the terms set forth in the Merger Agreement), if a final and non-appealable legal restraint is in effect, if shareholder approval is not obtained, or under certain specified circumstances related to the other party's breach of the Merger Agreement. In certain circumstances related to an alternative acquisition proposal being received by the Company, the Company would be required to pay MTN a termination fee of $104,290,000 in cash, and if the Merger Agreement is terminated under certain specified circumstances related to MTN’s breach or failure to consummate the closing of the Merger, MTN would be required to pay the Company a termination fee of $148,980,000 in cash.

On February 17, 2026, MTN and Holdings entered into a voting and support agreement with the Company with respect to 85,176,719 ordinary shares beneficially owned by Holdings. Additionally, MTN and Wendel entered into a voting and support agreement with the Company with respect to 62,975,396 ordinary shares beneficially owned by Wendel.

B. Business Overview

We are one of the largest independent owners, operators and developers of shared communications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 647 million people in emerging markets, across two regions and seven countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of December 31, 2025, we operated 37,590 Towers across five countries in Africa and two countries in Latin America. As of December 31, 2025, we are the largest independent tower operator in five of the seven markets in which we operate, and we are the only independent tower operator of scale in three of these markets.

We have a well-defined organic growth strategy designed to expand in existing markets with our existing and new customers and, given the significant global emerging market opportunities in communications infrastructure, we have historically also grown inorganically, entering into carefully selected growth-oriented markets with compelling underlying fundamentals. Since 2020, we have complemented our historical investment on the African continent with investments into other regions and adjacent communications infrastructure offerings. Each of these investments supported our inorganic growth strategy of expanding into additional regions that met our investment criteria, which opened up new markets that we believed would provide future organic and inorganic growth opportunities. Our investment criteria suggests that inorganic growth opportunities will be limited for the foreseeable future, as we assess inorganic investment as just one of various forms of capital allocation.

Largest Independent Multinational Tower Companies Globally

Source: Company filings

Note: Tower Count as of December 31, 2025 for ATC, Cellnex, GD Towers, IHS, SBA, PTI and Helios. “ATC” refers to American Tower Corporation, “Cellnex” refers to Cellnex Telecom S.A., “SBA” refers to SBA Communications Corporation, “PTI” refers to Phoenix Towers International and “Helios” refers to Helios Towers plc.

For the years ended December 31, 2025 and 2024, we generated revenue from continuing operations of $1,582.0 million and $1,527.2 million, income/(loss) of $126.8 million and ($1,644.2) million and Adjusted EBITDA of $1,012.3 million and $928.4 million, respectively. See Item 5.A. “Operating Results—Key Financial and Operational Performance Indicators—Return Adjusted EBITDA” for a reconciliation of Adjusted EBITDA to income/(loss) for the period, the most directly comparable IFRS measure.

Our core business is providing shared communications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, in Nigeria we provide “Fiber-to-the-Tower” or “FTTT” connectivity to our customers, while in Brazil, through I-Systems, we provide “Fiber-to-the-Home” or “FTTH” fiber connectivity to our customers through a neutral network infrastructure solution for broadband service (although in February 2026, we announced an agreement to sell our 51% stake in I-Systems to TIM S.A.). Finally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions or distributed antenna systems (“DAS”). In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of December 31, 2025, our owned and operated tower portfolio supported 54,874 Tenants, with a Colocation Rate of 1.46x.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. To support the communications infrastructure needs of our customers, we typically enter into long-term MLAs of 5 to 10 years in duration, which have historically yielded strong renewal rates (see also. “Risk Factors — Risks Relating to Our Business — A significant portion of our revenue is derived from a number of MNOs. Non-performance under or termination, non-renewal or material modification of customer lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations”). As of December 31, 2025, the average remaining length of our MLAs with our Key Customers, who represented 93% of our Tenants, was 6.4 years. Additionally, these Key Customers had aggregate Contracted Revenue of $11.1 billion and an average remaining lease term of 7.5 years.

Our MLAs typically include annual or semi-annual inflation-linked revenue escalators, limited customer termination rights and, in certain cases, provisions designed to help mitigate foreign exchange risk, such periodic reset mechanisms to adjust for local currency devaluation. We also benefit from power indexation and power pass-through clauses in some of our MLAs, which are intended to help mitigate against increases in diesel and electricity prices. For the years ended December 31, 2025, 2024 and 2023, 47%, 52% and 55%, respectively, of our revenue from continuing operations was linked to the

U.S. dollar and euro. For the years ended December 31, 2025, 2024, and 2023, 23% , 16%, and 11%, respectively, of our revenue from continuing operations was linked to power indexation and power pass-through.

Our U.S. dollar-linked revenue is denominated in U.S. dollars in the relevant MLAs, but paid to us in local currency through contractual mechanisms. In such cases, including in Nigeria and Zambia, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. In other cases, such as Côte d’Ivoire and Cameroon, the MLAs are in local currencies that have a fixed exchange rate, or are “pegged”, to the euro. Our South Africa market and Latam segments have MLAs which typically only contain local currency lease fees.

We have historically increased the number of our owned and operated Towers through a combination of constructing New Sites, as well as through acquisitions of tower portfolios from MNOs and independent tower companies. Shortly after entering new markets through acquisitions, we would typically begin constructing New Sites.

IHS Towers Overview by Country

			Market Share
				Estimated	Estimated
		# of IHS	# of IHS	Outsourced	Total	IHS
	2024	Towers	Towers	Towers	Towers	Towers
	Population	December 31,	December 31,	December 31,	December 31,	December 31,
Country	(millions)	2025	2024	2024	2024	2024
Nigeria	235	15,873	16,495	26,338	39,951	#1
South Africa	64	5,696	5,693	15,311	25,324	#1
Côte d’Ivoire	32	2,673	2,682	2,682	5,605	#1
Cameroon	30	2,428	2,443	2,443	4,844	#1
Zambia	22	1,992	1,875	1,875	3,916	#1
Rwanda	n/a	n/a	1,462	n/a	n/a	n/a
Brazil(a)	211	8,658	8,326	58,953	77,274	#4
Colombia(a)	53	270	253	10,541	21,460	not meaningful
Total	647	37,590	39,229	118,143	178,374	—

(a)	On February 17, 2026, the Group announced it has agreed to sell its Latin American tower operations, inclusive of IHS Brazil and IHS Colombia and its sites to Macquarie Asset Management. The transaction is expected to close later in 2026.

Source: Euromonitor International Limited (Economies & Consumers data) for Population, extracted April 2025, Analysys Mason estimates and IHS. Market Position of independent tower companies is based on December 31, 2024 figures as per Analysys Mason.

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

We believe that the underlying communications trends in our markets will continue to drive the need for additional infrastructure, and enable us to further augment our growth through continued Colocation, Lease Amendments, New Site construction, adjacent communications infrastructure investments such as fiber, and acquisition activity. New communications infrastructure services such as small cells will further add to our growth opportunities with the roll-out of 5G in some of our markets. As of December 31, 2025, with an average age of our tower portfolio of 8.9 years, based on the date of integration of the sites, and a Colocation Rate of 1.46x, we believe that we have a young portfolio with ample capacity to continue growing organically, as well as to realize further gains on operating margins from operational efficiencies. We believe this organic growth will help drive enhanced cash flow generation from our existing assets.

Considering our historical growth and diversification, the table below presents our reportable segment revenue for the periods indicated:

	For the year ended
	2025	2024	2023
Continuing Operations
Nigeria	1,068.8	998.5	1,381.6
SSA	513.2	483.8	503.0
Middle East and North Africa	––	44.9	40.7
	1,582.0	1,527.2	1,925.3
Discontinued Operations
Latin America	193.5	184.0	200.2
	193.5	184.0	200.2

For further discussion regarding the principal markets in which we compete, including a breakdown of revenue by category of activity and geographic market, please refer to note 5 “Segment Reporting” and note 6 “Revenue” of our audited consolidated financial statements included in this Annual Report.

Our Tower Portfolio

Size of portfolio

As of December 31, 2025, we had a portfolio of 33,663 owned Towers and 3,927 Towers that we operate under MLL and ROU arrangements totaling 37,590 Towers owned and operated. With 54,874 Tenants as of December 31, 2025, we had a Colocation Rate of 1.46x. Additionally, as of December 31, 2025, we had 43,999 Lease Amendments. We have historically increased the number of our Towers through a combination of constructing New Sites, along with the acquisition of site portfolios from MNOs and from independent tower companies, namely HTN Towers, CSS, Skysites, Centennial, and GTS SP5.

In connection with the acquisition of multiple portfolios of Towers and in other circumstances, we have also rationalized our portfolio through decommissioning, including a rationalization program agreed with T2 in Nigeria, although more recently, we agreed with T2 that they would vacate our sites in exchange for a contractual commitment to settle portions of its historic overdue balances through July 2027. Where economically and commercially viable to do so, we migrate Tenants from one Tower onto a nearby Tower as additional Colocation and then decommission the empty site. While the decommissioning of Towers offsets our overall growth in the number of Towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditures of the decommissioned tower with only a marginal cost of sales increase at our retained sites through increased power consumption. In addition, in February 2026, we announced an agreement to sell our Latin American tower operations to Macquarie Asset Management.

The following table shows the evolution of our tower portfolio, which is primarily a result of acquired Towers and the construction of New Sites, for the period and as of the dates indicated (December 31, 2024 excludes Kuwait due to the Kuwait Disposal, and December 31, 2025 excludes Rwanda due to the Rwanda Disposal):

	As of December 31,
	2025	2024	2023
Towers
Total (Owned & Operated)	37,590	39,229	40,075
Acquired in period	––	––	118
Built in period	580	929	1,329

Tenancies and Colocation Rate

We provide our customers with opportunities to install active equipment, and receive related services, on existing Towers alongside current Tenants, known as Colocation. The Colocation Rate is the average number of Tenants per Tower that we own or operate across our portfolio at a point in time. With 54,874 Tenants as of December 31, 2025, we had a Colocation Rate of 1.46x.

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

The following table shows the number of Tenants in our portfolio and our Colocation Rate as of the dates indicated (December 31, 2024 excludes Kuwait due to the Kuwait Disposal, while December 31, 2025 excluded Rwanda due to the Rwanda Disposal):

	As of December 31,
	2025	2024	2023	2022	2021
Tenants
Key Customers	51,240	55,240	55,915	54,215	42,843
Other Customers	3,634	4,103	3,812	4,358	3,571
Total	54,874	59,343	59,727	58,573	46,414
Colocation Rate	1.46x	1.51x	1.49x	1.48x	1.50x

The Colocation Rate of our Towers is a key indicator of portfolio maturity and operational efficiency.

Lease Amendments

In addition to Colocation, we also continue to benefit from Lease Amendments as our existing Tenants roll out new technologies or require installation of additional equipment or ancillary services on their existing sites, which includes the deployment of 3G, 4G and 5G technologies. As of December 31, 2025, our customers had approximately 44,000 Lease Amendments to Towers across our footprint. Given the relative growth potential of the telecommunications markets in which we operate, where 3G and 4G SIM penetration are generally at a low starting base (e.g. 53% and 35%, respectively in Nigeria as of December 31, 2024), the majority of the Lease Amendments that we have added thus far are for 3G and 4G equipment added to a Tower for existing Tenants.

The following table shows the number of Lease Amendments in our portfolio as of the dates indicated (December 31, 2024 excludes Kuwait due to the Kuwait Disposal, while December 31, 2025 excludes Rwanda due to the Rwanda Disposal):

	As of December 31,
Lease Amendments	2025	2024	2023	2022	2021
Total	43,999	39,671	36,603	31,674	27,124

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

Our Tower portfolio consists principally of ground-based Towers. As of December 31, 2025, 59% of our Towers were between 30 and 60 meters in height, and 29% of our Towers were smaller than 30 meters, including 11% of which were rooftop sites. We build larger Towers when circumstances require, including when Towers will be located in valleys or require a greater range of transmission. As of December 31, 2025, 9% of our Towers are between 60 and 75 meters in height, and 3% are taller than 75 meters. As of December 31, 2025, the average age of Towers in our portfolio based on our date of integration was 8.9 years.

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

New Sites

We believe that the timely deployment of New Sites, which includes site acquisition, construction and structural and electrical engineering, has been a critical component in obtaining and completing site orders. We have extensive New Site deployment experience, having built over 11,300 New Sites and have been a major provider to the market in New Sites since 2011. The average cost to build a typical macro New Site as of December 31, 2025 is in the range of $50,000 to $100,000 in our African businesses and in the range of $40,000 to $80,000 in our Latin America business.

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

The entire process from receipt of work order to completion of New Site construction as of December 31, 2025 typically takes approximately 90 to 200 days. The actual time taken and the detailed steps followed can vary depending on the country, customer, the location of the specific site and issues, if any, identified during the site acquisition process.

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

Site management and maintenance

We deploy a combination of in-house personnel and third-party contractors to manage and maintain our Towers. In-house personnel are responsible for oversight and supervision of all aspects of preventative and corrective maintenance and site management, including managing the operational aspects of customer relationships, managing structural engineering and tower capacity issues, ensuring proper signage, and supervision of independent contractors. We engage numerous suppliers to provide various services in connection with site acquisition, construction, access management, security and preventative and corrective maintenance of tower sites, as well as the supply of diesel to certain of our sites. As of December 31, 2025, we had entered into outsourcing arrangements for certain services in respect of 76% of our sites.

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

Site maintenance and management activities include:

Site monitoring and control

Our NOCs are 24-hour fully operational management centers from which our personnel monitor and control the tower sites from a central location. Remote monitoring systems allow us to better monitor, regulate and control site conditions, including, among other things, site AC, DC, load, power consumption per tenant, diesel usage and tank levels, environmental alarms (shelter temperatures, smoke detectors, etc.) and remote access control. We have remote monitoring systems installed in our five African markets covering 88% of our sites within these five countries (with monitoring of almost all remaining sites through MNO network operating centers). Our NOCs are operated 24 hours a day, seven days a week and monitor a variety of data sent from our Towers. Such data includes access and gate status, diesel supply, usage and quality, cabinet temperature and overall power uptime, consumption and supply. Given the current operating environment in Latin America and no provision of service levels to customers, our businesses in Brazil and Colombia do not require NOCs.

The activities conducted in the NOCs ensure that we provide our customers with quality service and uptimes. We have averaged a power uptime of 99.2% (excluding South Africa as we no longer provide power Managed Services for those sites) across our tower portfolio in our African markets for the year ended December 31, 2025, with an average mean time to repair of under two hours for the year ended December 31, 2025.

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

Power and Power Management

The reliability of main grid electricity varies considerably across our footprint and determines, along with the requirements of any one site, the most appropriate power system for that site. Specifically in our African markets where there can be a lack of reliable main grid electricity supply, we currently source a substantial amount of our power needs for daily operations from a combination of diesel generators, solar panels, and deep cycle batteries. As of December 31, 2025, in our African markets (excluding South Africa as we no longer provide power Managed Services for those sites), 43% of our sites were powered with hybrid power systems (a combination of diesel generators with solar and/or battery systems), 17% with only generators, 33% with grid connectivity and back-up generators, with the remaining 7% powered through only grid connectivity or solar power and other systems. As of December 31, 2025, 8,735 of our sites in Africa, excluding South Africa, had solar power solutions, representing 38% of our African Tower portfolio (excluding South Africa). We, or third-party contractors we have engaged for certain sites, are responsible for monitoring the diesel levels of our generator tanks and scheduling diesel deliveries. Given the importance of diesel for the operation of our sites in many of our African markets, we may purchase diesel in large quantities, which is then stored at our facilities. In South Africa, our sites are typically powered by grid solutions, with back-up power systems in certain instances.

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

Replacement and maintenance of power systems forms a significant part of our annual maintenance capital expenditures, which are in the range of $2,000 to $5,000 per Tower per year as of December 31, 2025 in our African businesses. Given the different power environment in our Latin America business, annual maintenance capital expenditure is currently less than $500 per tower per year.

Fiber Services

In certain of our markets, we provide certain fiber services, including the deployment and operation of fiber access networks and infrastructure. In Brazil, through our I-Systems subsidiary, we deploy and operate a fiber infrastructure that is primarily rented to TIM Brasil (as anchor client) and other customers, for their provision of residential broadband services to consumers, FTTH. As part of the transaction that formed I-Systems, we inherited FTTC that is also being upgraded to FTTH. I-Systems is responsible for the deployment of the relevant fiber node as well as the secondary fiber network connected to that node, including the fiber drop at a consumer’s premises. I-Systems is also responsible for the ongoing management and maintenance of that fiber network. As of December 31, 2025, the I-Systems network covers approximately 7.9 million homes passed (of which approximately 6.5 million are FTTH) and spans approximately 22,260 route kilometers. In certain of our African markets, we also provide FTTT services, where we deploy fiber to towers that we own or operate and sell capacity to our customers to generate revenue.

Customer Lease Agreements

We lease space on Towers to our customers pursuant to a combination of MLAs, which provide the commercial terms governing the lease of tower space, MLL agreements, and individual SLAs, where relevant, which act as an appendix to the relevant MLA, and include site-specific terms for each relevant tower.

Customer lease agreements, whether long-term lease agreements, master tower space use agreements or other MLAs such as Managed with License to Lease Agreements, or MLLs, are the principal agreement between the customer and us. These govern the ongoing and long-term customer relationship and provide the commercial terms governing the lease of tower space. As of December 31, 2025, the average remaining length of our MLAs was 6.4 years. An MLA typically has an initial term of 5 to 10 years and will stay in effect until the parties renew or sign a new tower lease agreement. When we acquire portfolios of towers, we typically sign an MLA with a minimum duration of 10 years. A number of the MLAs with our customers are deemed automatically renewed if the customer does not notify us of their intention to not renew before the stated expiration date. The material commercial terms of our MLAs are typical for the tower infrastructure industry in our markets and include contractual provisions setting out, among other things, pricing, renewal clauses, termination clauses, inflation-linked price escalations and, in certain cases, provisions designed to mitigate foreign exchange risk.

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

Our MLL agreements typically have a term of 15 years and can typically be renewed for a five- year period. Our two current MLL Agreements also grant the Tenant the option to withdraw from five sites per year, not to exceed 50 sites across the full term, and provided there is no other Tenant on each site. As of December 31, 2025, the average remaining duration of our two MLL agreements was 2.5 years and the total number of Tenants on sites operated under MLL agreements is approximately 3,834.

The table below outlines collectively the typical key contract terms of our tower lease agreements with our Key Customers as of December 31, 2025:

Weighted Average
Remaining
Duration of
Country	Duration of MLA	Current Term	Extension Option
Nigeria(a)	5 – 15 years	6.7 years	5 years extendable terms
South Africa(b)	5 – 10 years	6.9 years	5 – 10 years extendable terms
Côte d’Ivoire(c)	10 – 15 years	5.0 years	5 years extendable terms
Cameroon(d)	10 – 15 years	4.9 years	10 years extendable terms
Zambia(e)	10 years	9.0 years	3–5 years extendable terms
Brazil and Colombia(f)	5 – 20 years	6.0 years	5 – 20 years on a site-by-site basis

(a)	In February 2024, signed and expanded a contract with Airtel Nigeria until December 2031. In August 2024 renewed and extended all tower MLAs with MTN Nigeria until December 2032.
(b)	In May 2024, extended contract with MTN South Africa by another 2 years, to May 2034. In January 2026, we signed a renewal with Telkom SA until January 2031.
(c)	In December 2023, we signed a contract with MTN Côte d’Ivoire until April 2033.
(d)	In March 2023, we signed a contract with MTN Cameroon until March 2033.
(e)	In March 2024, we signed a renewal and amendment with MTN Zambia until April 2034. In January 2025, we signed renewal with Airtel Zambia until August 2035.
(f)

Includes I-Systems, with remaining MLA term weighted by OLTs. In February 2026, we announced an agreement with TIM S.A. to sell our 51.0% stake in I-Systems and an agreement with Macquaire Asset Management to sell our Latin American tower operations.

For the year ended December 31, 2025, 32% of our revenue from continuing operations was linked to the U.S. dollar, 15% of our revenue was linked to the euro and 23% of our revenue was linked to the cost of power through power indexation and power pass-through clauses.

However, the manner in which these revenues are linked differs by lease agreement. The U.S. dollar- linked contracts with U.S. dollar revenue components typically have a formula for determining the U.S. dollar to local currency exchange rate over a period of time. For example, for the majority of MLAs in Nigeria, the U.S. dollar component of the monthly lease fee is converted to Naira for settlement at a fixed conversion rate for a stated period of time. The conversion rate in such MLAs is reset after a period of one month, three months, six months or a maximum of 12 months. Of our 32% of revenue linked to the U.S. dollar for the year ended December 31, 2025, 5% reset on a monthly basis and 95% reset on a quarterly basis. Certain of our other contracts in Zambia also have portions that are linked to the U.S. dollar while certain of our other contracts, such as in Côte d’Ivoire and Cameroon, are linked to the euro because they are based currencies that are “pegged” to the euro. In South Africa and Latin America, our MLAs are based on local currency pricing with no direct foreign exchange link or conversion mechanism. See also “Risk Factors — Risks Relating to Our Business — We and our customers face foreign exchange risks, which may be material.”

We also benefit from power indexation and power pass-through clauses in some of our MLAs. Such power indexation clauses generally provide for adjustments to a proportion of the fees charged in relation to increased diesel or electricity prices. For example, in certain MLAs where there is a certain percentage increase or decrease in the per liter price of diesel, or the cost of electricity, above or below an agreed base price, such percentage increase or decrease is also applied to a portion of the full monthly lease fee. Some of our MLAs also have power pass-through clauses, where the cost of electricity charged by a utility provider is passed through to the customer. These provisions help us mitigate exposure to volatility in power costs including diesel prices. For the year ended December 31, 2025, 23% of revenue from continuing operations was linked to the cost of power through power indexation and power pass-through clauses across all of our markets.

Except for certain material events of default, our MLAs may only be terminated prior to the agreed termination date according to the agreed notice period. As a result, we believe that revenue earned from lease fees provide a highly visible and recurring revenue stream. As of December 31, 2025, the average remaining length of our MLAs was 6.4 years, with an average remaining lease term of 7.5 years.

While a number of the MLAs with our customers are deemed automatically renewed if the customer does not notify us of their intention to not renew before the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, our MLA with MTN in Zambia was up for renewal between 2023 and 2024 and was renewed in March 2024. More recently, our MLAs with MTN Nigeria that were up for renewal between 2024 and 2029 were renewed in August 2024, and extended through December 2032, covering approximately 13,500 tenancies and approximately 23,800 lease amendments. Though we have had recent exceptions with respect to a select number of sites (See. “Risk Factors — Risks Relating to Our Business — We may experience the loss of tenancies and/or customers, and are exposed to the loss of revenue from the failure or acquisition of any customer or customer consolidation”) we expect that our MLAs and MLLs will generally experience a high renewal rate because (i) the locations of many of the Towers are critical to the efficient and cost effective operation of the Tenants’ telecommunications networks, (ii) there are cost and time implications to our customers associated with re-configuring antenna equipment across multiple towers when relocating, (iii) there are often limited alternative sites and other operators within a required proximity, and (iv) there are site acquisition, regulatory compliance issues and other barriers associated with the construction of New Sites and the relocation of antenna equipment.

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

Real Property Leases

Most of our sites are located on real property which has been leased to us by individual landowners under ground lease agreements. As of December 31, 2025, approximately 89% of our Towers were on leased property. See “— Properties.” Most of our real property leases have durations of 3 to 15 years. The table below shows the number of sites we lease for our Towers and the average lease duration, by country, as of December 31, 2025.

		Average
	Number of	remaining
	leases	duration (years)
Nigeria	13,064	6.4
South Africa	5,696	9.3
Côte d’Ivoire	2,617	4.4
Cameroon	1,822	4.9
Zambia	1,721	5.1
Brazil and Colombia	8,556	25.3
Total	33,476	11.4

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

Our ground leases are typically renewed between three and 12 months prior to expiration. If terminated by the landlord, the unearned portion of the rent is typically reimbursed to us. In the last few years, we have sought to purchase the freehold interest in the tower site land rather than maintain the lease interest. As of December 31, 2025, we own the land for 9% of our sites.

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

The following table sets forth our number of Tenants per country, as of December 31, 2025.

	As of December 31, 2025
	Number of Key	Number of	Key Customers
	Customer	Total	Percentage
	Tenants	Tenants	of Total
Nigeria	21,753	23,045	94%
South Africa	6,947	7,470	93%
Côte d’Ivoire	4,274	4,858	88%
Cameroon	3,759	3,966	95%
Zambia	2,821	3,606	78%
Brazil and Colombia (discontinued operations)	11,686	11,929	98%
Total	51,240	54,874	93%

As of December 31, 2025, Key Customer Tenants accounted for 93% of our tenant base, with other customer Tenants accounting for the other 7%.

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

We experienced Churn in the years ended December 31, 2025, 2024 and 2023, of 3,836, 1,198 and 1,334 Tenants, respectively. Of the 3,836 Tenants churned in 2025, 2,676 were from T2 in Nigeria, on which we were not recognizing revenue. Of the 1,198 Tenants churned in 2024, 571 were from T2 in Nigeria on which we were not recognizing revenue. The Churn that we have historically experienced from our Key Customers has been limited, however in September 2023, prior to agreeing the renewal in August 2024, MTN Nigeria had issued a statement that it had selected ATC Nigeria Wireless Infrastructure Solutions Limited to provide services to approximately 2,500 sites that were owned and managed by the Group in Nigeria. Of these, 1,430 tenancies (including new colocations) were renewed under the terms agreed with MTN Nigeria in August 2024. See also “Risk Factors — Risks Relating to Our Business — We may experience the loss of tenancies and/or customers, and are exposed to the loss of revenue from the failure or acquisition of any customer or customer consolidation.”

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

We believe we are the market leader in Africa by tower count as of December 31, 2025, with 28,662 towers. ATC is our primary competitor in Africa among independent tower companies, including in Nigeria and South Africa, and Helios Towers Plc and SBA are other notable competitors in Africa. In Brazil, the competitive landscape is wider, with ATC, SBA and Highline owning more towers than we do as of December 31, 2025, and numerous smaller tower companies of similar size to or smaller than our business. The Brazilian and South African competitive landscapes present opportunities for consolidation. We also compete to a lesser extent with telecommunications operators who have retained their own towers and continue to manage them and make them available for Colocation or who have formed their own independent companies for the sole purpose of providing tower infrastructure sharing. In certain circumstances, we also compete with owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers. In addition, there may be increased competition in the future from other independent tower companies operating in, or that may enter, our markets.

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

While no specific environmental authorizations are required to build or operate Towers in Côte d’Ivoire, specific regulations and authorizations apply in our other markets. In Cameroon, the construction of a site requires a one-off prior approval from the Ministry of the Environment, Protection of Nature and Sustainable Development (Ministère de l’Environnement, de la Protection de la nature et du Développement durable), In Zambia, the construction of a site requires a one-off prior approval from several environmental and local government authorities (the permit is ultimately granted by the Zambia Environmental Management Agency for our activities in Zambia). Similarly, in Brazil and Colombia, prior approval from the local environmental agency may be required before any new site is built and additional environmental authorizations might be required for sites built in protected areas. In Nigeria, environmental authorizations are required at two stages: the Federal Ministry of Environment requires an Environmental Impact Assessment to be issued prior to the construction of a site and every three years after a site is built an Environmental Audit Certificate needs to be issued or renewed by the National Environmental Standards and Regulations Enforcement Agency in respect of such site. In South Africa, the construction of a site requires a one-off environment permit prior approval from the Department of Environmental Affairs.

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

Sustainability Program

Through our business model, we aim to make a positive impact in society and promote shared values. Our investment in communications infrastructure aims to help connect individuals, businesses and communities to one another. As mobile connectivity reaches more people, and is consumed in more diverse modes, it creates more jobs, and greater opportunities for people, businesses and communities to thrive and prosper. As a critical element of the telecommunications value chain in our markets, we help deliver connectivity across our seven country footprint, which has a combined population of approximately 647 million people. This is crucial in emerging and less developed markets where the need for digital infrastructure and connectivity is particularly high. We provide infrastructure to be shared by multiple customers, rather than duplicating investment and infrastructure build.

In December 2025, IHS received a score of 37 out of 100 in the 2025 S&P Global Corporate Sustainability Assessment.

Flagship projects

Our business model allows us to tackle significant community issues through providing our infrastructure, such as a lack of reliable power in our African markets and an over reliance on GHG emitting diesel generators, as well as a lack of digital connectivity in rural communities. To reduce our carbon footprint and provide better end service to our customers, we have historically invested in carbon reduction solutions such as batteries, solar and other clean energy sources at our sites. As of December 31, 2025, approximately 38% of our African sites (excluding South Africa) had solar power available to them, with the remainder relying on a combination of generators, hybrid and recycled batteries, and the grid.

●	Our Carbon Reduction Roadmap provides a comprehensive strategy for decreasing our operational emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline, which we will review as we expand into new markets or encompass growth, or as needed to reflect significant changes in our organization.
●	In 2025, we completed Project Green, an initial step in our Carbon Reduction Roadmap, through which we aimed to prioritize alternative sources of power to try and reduce our dependency on diesel. Our efforts focused on integrating solar panels and battery storage solutions as off-grid site locations, as well as investing in connecting more of our sites to electricity grids and providing supplemental solutions at some on-grid tower sites. In scope for Project Green were our operations in Cameroon, Côte d’Ivoire, Nigeria, Rwanda, and Zambia. As of December 31, 2025, in our African markets (excluding South Africa as we no longer provide power Managed Services for those sites) 43% of our sites were powered with hybrid power systems (a combination of diesel generators with solar and/or battery systems), 17% with only generators and 33% with grid connectivity and back-up generators. The remaining 7% were powered through only grid connectivity, or by solar power and other systems. As of December 31, 2025, 8,735 of our sites in Africa, excluding South Africa, had solar power solutions, representing 38% of our African tower portfolio. By deploying these solutions, we hope to both help limit outages and further decarbonize our footprint by reducing generator run-time. We currently anticipate additional efforts will be needed to achieve our 2030 emissions intensity goal and plan to consider various options as we roll out efforts to complete Project Green.
●	We continued to expand our rural telephony network services in Nigeria and Cameroon. This solution aims to provide remote communities with 2G and 3G voice and data access so that they can benefit from the socioeconomic opportunities made available by mobile connectivity. By deploying an efficient solar-powered network solution, connected by dedicated very-small-aperture terminal transmission links, as of December 31, 2025, we have established a total of 628 operational rural telephony sites in Nigeria and Cameroon, all powered exclusively by solar power.
●	We entered the fifth year of our Frontline Workers Initiative, a philanthropic program designed to provide education scholarships for children of our frontline workers. We remain committed to helping expand educational opportunities for young women in our markets. In 2025, eight students received scholarships; of these, four are female and four are male. This initiative is currently supporting 64 students studying a broad range of subjects at local and international universities.

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

Education is a significant priority for our in-country teams, as we believe education is key to social and economic development. We recognize the importance of fostering wider community support, particularly in poorer regions where access to education is significantly more limited. We also believe in improving educational facilities to provide the right learning environment. We concentrate many of our community-building initiatives on strengthening local education systems, particularly in the areas of science, technology, engineering and mathematics, or STEM, in part to help foster the future talent of our industry. We partner with NGOs, universities and governments to provide young people with practical exposure to STEM subjects and contribute to improved teaching in schools. As many STEM-related professions are traditionally male-

dominated, we also seek to develop programs that focus on providing young girls and women with access and opportunity to relevant learning and training.

●	We participated in several education initiatives relating to ICT, connectivity and digital access in 2025. IHS Brazil continued to provide scholarships to 23 female medalists from the Brazilian Mathematics Olympics for public schools, who are studying STEM subjects at university. IHS Cameroon officially launched a tower kiosk initiative in Bagofit, located in Cameroon’s East Region, which is expected to enhance the quality of education and create a more sustainable learning environment. In addition, IHS Cameroon continued its partnership with UNHCR (the UN Refugee Agency) and the Jesuit Refugee Service to support the Minawao Refugee Camp in the Far North Region of Cameroon. As part of this partnership, we completed the refurbishment of the ICT center and installed digital kiosks.

●	IHS Nigeria, in partnership with the Kwara State Government, completed the construction and launched the llorin Innovation Hub (IIH), a 1,000-capacity facility designed to nurture talent, drive technological innovation, and promote entrepreneurship.

●	IHS South Africa partnered with Social Coding, a non-profit organization that empowers underprivileged groups in communities, through technology. Through this partnership, Social Coding trained 10 local youth in virtual reality, the use of various mobile applications, and internet safety.

●	IHS Nigeria’s Project Empower provides people from socio-economically disadvantaged backgrounds with training and tools to start businesses. In 2025, the initiative supported 50 underserved individuals with training in solar installation, event planning, and catering, alongside grants to support the launch of sustainability focused businesses.

●	IHS Brazil continued to work with the NGO Afroreggae on the Afrogames initiative to include two additional training centers: one in Vigário Geral at the WalSalomão Digital Culture Center and one in São Gonçalo, in partnership with a municipal school in Complexo do Salgueiro. In 2025, 193 students registered at the centers and completed training on e-sports or e-games design and coding.

●	IHS Côte d’Ivoire partnered with NABU, a nonprofit organization dedicated to closing global literacy gaps by publishing culturally relevant children’s books in local languages. Through this new partnership, NABU implemented a 12-month program in Côte d’Ivoire to raise awareness and promote reading among children through a combination of digital and print strategies. The literacy campaign is aiming to reach 100,000 children, including the printing of 1,000 books of 20 different titles, and conducted a nationwide digital marketing campaign.

●	Beyond education, a key priority for us is safeguarding and enhancing healthcare provisions, often by working in partnership with international NGOs. As part of the Project Clinic Without Walls (PCWOW) initiative, in 2025 IHS Nigeria provided micro-health insurance services, health screenings, and healthcare education to 5,000 people. IHS Côte d’Ivoire announced a partnership with Save the Children Côte d’Ivoire to launch a malaria response initiative for women and children under five. The 12-month program is focusing on strengthening women and communities’ equal access to malaria prevention and care systems in two health regions.

●	In Nigeria, we continued to work with the NGO Steer for Change to provide medical check-ups and distribute essential supplies, including birth kits, baby care products, mosquito nets, and medication.

Under our Generator Recycling Program, we refurbish old generators from our sites and donate them to schools, orphanages, hospitals, medical and community centers. Since the program launched in 2017, we have donated approximately 470 generators, as of December 31, 2025, across our African markets providing a power source where electricity grids are often intermittent and unreliable.

We are committed to supporting the professional development of all our employees. We aim to enable them to build the skills and knowledge required to enhance their careers at IHS. In 2017, we launched the IHS Academy, an online training portal which, as of December 31, 2025, had 15,920 training items available including e-learning courses, videos, how-to guides and other training materials across a variety of areas including professional skills, personal development skills, management, leadership and teamworking skills, as well as a selection of health, safety, environment and compliance courses.

Finally, ethics is at the heart of all we do, and we are committed to acting with integrity and honesty in everything we do. Our corporate structure provides a strong governance foundation, which is driven from the Board down through the organization.

Sustainability Reporting

We also publish an annual Sustainability Report. We published our seventh annual Sustainability Report in May 2025, using the Global Reporting Initiative (“GRI”) standards. In 2022, we conducted our ESG materiality assessment leveraging the definitions of materiality from the GRI Standards to identify the environmental, social and governance topics that are most important to our business and stakeholders. The most recent assessment was conducted in 2022, building on the first one we completed in 2020 and, in line with best practices, involved input from internal stakeholders and external stakeholder groups. The Report maps our sustainability initiatives to the United Nations’ Sustainable Development Goals. IHS’ approach to sustainability is guided by the UN Global Compact, to which the Company has been a signatory since 2020.

C. Organizational Structure

The legal name of our company is IHS Holding Limited and we are organized under the laws of the Cayman Islands. We are a holding company and conduct substantially all of our business through our operating subsidiaries. Refer to note 30.1 of our audited consolidated financial statements included in this Annual Report which contains our subsidiary names, principal activity, country of incorporation and legal ownership at December 31, 2025.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical consolidated financial statements and the related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. Where appropriate this discussion is based on non-IFRS measures which are reconciled to an IFRS measure (refer to the Key Financial and Operational Performance Indicators).

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements.” Actual results could differ materially from those contained in any forward-looking statements.

Certain information called for by this Item 5, has been reported previously in our Annual Report on Form 20-F filed on March 18, 2025 under the Section “Item 5. Operating and Financial Review and Prospects”. Portions of the discussion of the Operating Results of the year ended December 31, 2024 compared to the year ended December 31, 2023 is presented and updated herein following the presentation of discontinued operations in the consolidated statement of income/loss.

The consolidated financial statements are presented in U.S. dollars ($). The Group changed its rounding presentation from thousands to millions from January 1, 2025, except as otherwise indicated including in the case of per share data, and, as a result, any necessary rounding adjustments have been made to prior period disclosed amounts. This change is not material and does not impact the comparability of our financial information. In addition, certain columns and rows in financial tables within management’s discussion and analysis of financial condition and results of operations may not add due to rounding. Percentages have been calculated from the underlying whole-dollar amounts for all periods presented.

Overview

We are one of the largest independent owners, operators and developers of shared communications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 647 million people in emerging markets, across two regions and seven countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of December 31, 2025, we operated 37,590 Towers across five countries in Africa and two countries in Latin America. We are the largest independent tower operator in five of the seven markets in which we operate and we are the only independent tower operator of scale in three of these markets.

We have a well-defined organic growth strategy designed to expand in existing markets with our existing and new customers and, given the significant global emerging market opportunities in communications infrastructure, we have historically also grown inorganically, entering into carefully selected growth-oriented markets with compelling underlying fundamentals. Historically, our business was predominantly focused on the African continent. However, in 2020, we started to invest in other regions and adjacent communications infrastructure offerings, by entering into Latin America via Brazil and Colombia. These investments supported our inorganic growth strategy of expanding into additional regions that met our investment criteria, which opened up new markets that we believed would provide future organic and inorganic growth opportunities. Our investment criteria now suggest that inorganic growth opportunities will be limited for the foreseeable future, as we believe inorganic investment is just one of the various forms of capital allocation which are available to us.

Our core business is providing shared communications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS, as well as provide fiber connectivity. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of December 31, 2025, our owned and operated tower portfolio supported 54,874 Tenants, with a Colocation Rate of 1.46x.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 22 transactions. Our footprint currently covers Nigeria, Cameroon, Côte d’Ivoire, South Africa, Zambia, Brazil and Colombia. Until October 9, 2025 our footprint also covered Rwanda.

Recent Developments

On February 11, 2026, IHS Fiber Brasil – Cessão de Infraestruturas Ltda. entered into a share purchase and sale agreement with TIM S.A., pursuant to which IHS Fiber Brasil – Cessão de Infraestruturas Ltda. agreed to sell its 51.0% stake in I-Systems. The closing of the transaction is subject to customary conditions, including regulatory approvals.

On February 17, 2026, IHS Mauritius BR Limited entered into a Stock Purchase Agreement with Latam Towers Infrastructure, LLC to sell all equity interests in IHS Brasil - Cessão de Infraestruturas S.A., Centennial Towers Brasil Cooperatief U.A., and Centennial Towers Colombia S.A.S., reflecting an enterprise value of approximately $952 million (being cash consideration of BRL3,550 million (approximately $683 million), plus the net impact of borrowings and lease liabilities less cash and cash equivalents aggregating to approximately $269 million), subject to adjustment for leakage and accrued interest. The closing of the transaction is subject to certain conditions, including regulatory approvals and a successful capital raise by one or more investment funds managed or advised by Macquarie Asset Management.

In connection with the disposal of our Latin American tower and fiber operations, we entered into a BRL2,415 million (approximately $441 million) of foreign exchange derivative instruments to hedge the components of the Brazilian Real-denominated sale prices not fixed to U.S. dollars directly in the sales agreements.

On February 17, 2026, IHS Holding Limited (the "Company") entered into an agreement and plan of merger (the "Merger Agreement") with MTN Group Limited ("MTN"), Mobile Telephone Networks (Netherlands) B.V. ("Holdings"), and Sub-Merger Co, a wholly owned subsidiary of Holdings. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as a privately held company. At the effective time, each outstanding ordinary share (other than certain excluded shares) will be cancelled in exchange for $8.50 in cash per share, and the ordinary shares will be delisted from the New York Stock Exchange. The Company's board of directors has unanimously approved the Merger and recommended that shareholders vote in favor of the transaction. Completion of the Merger is subject to certain closing conditions, including shareholder approval, regulatory approvals and the Company maintaining specified cash and indebtedness levels. The Company's ability to satisfy the cash requirements is dependent upon the successful completion of the sales of both its Latin American tower and fiber operations. Under specified circumstances, termination of the Merger Agreement may result in the payment of a termination fee by the Company ($104,290,000) or MTN ($148,980,000).

For additional information regarding these transactions, see "Item 4. Information on the Company—History and Development of the Company—Recent Developments."

Reportable Segments

Our operations are organized into three segments, which reflect the way our chief operating decision maker, or CODM, is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Our three operating segments are Nigeria, which comprises our operations in Nigeria; Sub Saharan Africa, or SSA, which comprises our operations in Cameroon, Côte d’Ivoire, South Africa, Zambia (and, until October 9, 2025, Rwanda); and Latin America, or Latam, which comprises our operations in Brazil and Colombia. Latam became a discontinued operation but it continues to be reported to our CODM as a segment. From January 1, 2025 MENA, which comprised of the Middle East and North Africa, is not a reportable segment as we no longer have operations there.

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

In addition, the conversion rates included in our MLAs may also be different from the rates at which our financial results are translated into U.S. dollars for reporting purposes. For further discussion, please refer to “Multiple foreign exchange markets with different exchange rates” below.

While a number of the MLAs with our customers are deemed automatically renewed if not canceled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, our MLA with MTN in Zambia was renewed in March 2024 and extended for 10 years through to 2034. Our MLAs with MTN Nigeria that were up for renewal in 2024 and 2029 were renewed in August 2024, and extended through 2032. No assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements, or that we will be successful in negotiating favorable terms with these customers.

The renewed and extended contracts with MTN Nigeria include new rebased financial terms, and now include a combination of a Naira component (that benefits from semi-annual escalators linked to the Nigerian Consumer Price Index), a U.S. dollar component (that continues to benefit from annual escalators linked to the U.S. Consumer Price Index and has quarterly foreign exchange resets), and/or a new component indexed to the cost of providing diesel power, introduced to act as a hedge against diesel prices and potentially foreign exchange fluctuations. Prior to the new terms agreed with MTN Nigeria, we did not have a direct hedge on power prices in our use fees with MTN Nigeria, which has now been introduced.

In the second quarter of 2024 we concluded agreements with MTN South Africa to unwind the power Managed Services agreement and to amend the existing MLA with a revised fee structure, extended by two years through to 2034. The operational impact of the unwind since that time is that the our South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers. The new agreement resulted in an ongoing reduction in gross revenue and cost of sales. Additionally, continuing power pass-through activities in South Africa are no longer recognized on a gross basis. None of these updates to gross revenue and cost of sales have a net impact on Adjusted EBITDA.

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

New Colocation and Lease Amendments

Colocation and Lease Amendments are key drivers of incremental organic revenue in communications infrastructure sharing. Colocation involves adding new tenants to existing sites, where the addition of an incremental tenant to an existing site can introduce a full additional lease fee. Lease Amendments involve adding additional equipment or providing certain ancillary services at existing sites for existing Tenants and for a recurring lease fee. Examples of Lease Amendments include an existing customer taking more space on a tower, adding equipment for new technologies, such as 3G, 4G/LTE or 5G, adding additional microwave transmission or fiber infrastructure services, or certain ancillary services. A Lease Amendment typically increases revenue by a proportionally lower amount than a Colocation given such equipment typically consumes less space and power than a Colocation. However, the gross margin contribution of a Lease Amendment is generally comparable to a Colocation.

Colocation and Lease Amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Typically, the main incremental cost to deliver Colocation or Lease Amendments is between $5,000 and $10,000 in augmentation capital expenditure, and from $10,000 to $12,000 in our Latin America business. Additionally, in our African markets, the main incremental ongoing cost for Colocation and Lease Amendments is power cost for the additional equipment or services. We continually seek to increase Colocation and Lease Amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments.

The demand for Colocation and Lease Amendments from MNOs is driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services that require a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets.

Contractual lease fee escalation and foreign exchange resets

Our MLAs generally contain inflation-linked escalation provisions under which the underlying lease fees, and therefore our revenue, may increase each year. These contractual escalators are typically linked to the consumer price index, or CPI, of the country of operation and/or the United States, depending on the underlying currency denomination of the lease fee. Lease fee components priced in local currency typically have escalators linked to local CPI applied annually or semi-annually for the subsequent 12 months or 6 months, respectively. Lease fee components priced in U.S. dollars typically have escalators linked to U.S. CPI applied annually for the subsequent 12 months. Our MLAs with certain customers are subject to fixed, capped or floored escalators.

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

Demand for New Sites from MNOs is typically driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services that require a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. For example, we often see an increase in demand for New Sites as new technology is rolled out in markets, such as 3G or 4G.

New Sites are primarily ground-based towers, but can also include in-building solutions / distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates. The average cost to build a New Site in our African markets is typically in the range of between $50,000 and $100,000, while in Latin America the cost is typically in the range of between $40,000 and $80,000 depending on the market of operation and specification of the tower.

Consequently, the construction of New Sites generally has a positive effect on revenue, and as Colocation and Lease Amendments occur on the tower, we expect this to drive incremental organic revenue and have a positive effect on gross margins and operating margins.

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

We experienced Churn in the year ended December 31, 2025, of 3,836 Tenants which includes 2,676 tenants occupied by our smallest Key Customer in Nigeria on which we were not recognizing revenue.

Decommissioning

In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditure at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption. The spend associated with decommissioning a site is approximately between $2,700 to $40,000.

Acquisitions/Disposals of tower portfolios and businesses

The acquisition of tower portfolios and businesses from MNOs and independent tower companies results in incremental inorganic revenue during the period in which the acquisitions occur. Acquisitions of tower portfolios and businesses result in an immediate increase in the size of our overall tower portfolio and help expand our footprint in existing and new markets. Once towers are acquired, we receive revenue from the Tenants and Lease Amendments on such sites and we are responsible for future capital expenditure and costs of sales related to the sites. As we acquire new portfolios of towers, we may incur additional administrative expenses, particularly from acquisitions in new markets, which may impact our operating margins.

The disposal of tower portfolios and businesses will reduce revenue going forward from the period in which the disposal occurs, shown through inorganic revenue movements.

Currency exchange rate

Our operations are conducted by subsidiaries in Nigeria, Cameroon, Côte d’Ivoire, Zambia, South Africa, Brazil and Colombia, and the functional currency of our operating subsidiaries are the Nigerian Naira (₦),Central African CFA Franc (XAF), West African CFA Franc (XOF), Zambian Kwacha (ZMW), South African Rand (ZAR), Brazilian Real (BRL) and

Colombian Peso (COP), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of income/(loss) and other comprehensive (loss)/income.

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

For further discussion on the impact of the Naira movements, please refer to “— Results of Operations.”

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

Should similar circumstances arise again where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers, or a divergence between the prevailing market rate on Bloomberg and other exchange rates in the market, there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts. For further discussion on the impact of this change in exchange rates, please refer to “— Our Revenue.”

Hyperinflation

At present, none of our markets are considered to be hyperinflationary (as defined in IAS 29 Financial Reporting in Hyperinflationary Economies). Whilst the 3 year cumulative inflation rate for Nigeria decreased during 2025, there is the potential for hyperinflation accounting to be applicable in future reporting periods if inflation increases.

Maintenance of sites

We incur capital expenditure in relation to the maintenance of our towers and fiber infrastructure, which is non-discretionary in nature and required for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fittings of existing sites, and fiber equipment and power equipment at existing sites. A large component of maintenance capital expenditure is the replacement and servicing of generators and batteries at our sites, although this may decrease, if the grid availability in our markets improve.

In addition to this corrective maintenance capital expenditure, maintenance costs are also incurred in cost of sales where these relate to preventive maintenance that includes the replacement of parts and routine checks. Maintenance capital expenditure in Latin America is typically lower given the current scope of maintenance required on Towers.

When we acquire a tower portfolio, it may be necessary to refurbish the newly acquired Towers in order to bring them to the standard of the rest of our portfolio.

Refurbishment capital expenditure typically involves the deployment of a suitable power system for that site, repairs to the site or improvements to the site structure in order to be in line with our safety obligations, and adaptations to site security and monitoring abilities. Refurbishment capital expenditure is one-off in nature, following which the refurbishment sites should then have normalized maintenance capital expenditure requirements. Refurbishment capital expenditure is a component of discretionary capital expenditure since it is typically considered in conjunction with the acquisition of tower portfolios. The capital expenditure associated with refurbishment varies from market to market and tower to tower.

Carbon reduction roadmap

In October 2022, we announced our Carbon Reduction Roadmap which provides a comprehensive strategy for decreasing our operational emissions by reducing diesel usage on tower sites, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 2030, using 2021 emissions data as the baseline.

We believe that savings can be achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for the Carbon Reduction Roadmap are our operations in Cameroon, Côte d’Ivoire, Nigeria, Zambia and, until October 9, 2025, Rwanda. However, our plans in Cameroon, Côte d’Ivoire and Zambia will only include connecting more sites to the grid.

Cost and consumption of diesel

Power is our largest single operating expense and, in particular, diesel pricing typically has the largest impact on changes in our operating expense. The largest impact is in our Nigerian operations due to low power grid availability and our South African operations where they are connected to the grid and experience significant load shedding. However, following the unwind of the power Managed Services agreement with MTN South Africa and the new diesel-linked component included in our renewed contracts with MTN Nigeria, we have significantly reduced our exposure to diesel price fluctuations. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers, while in Nigeria, power indexation clauses limit the impact of diesel price fluctuations. Our overall diesel consumption is also being reduced through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar.

Cost of ground leases

The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance monthly or for a one, three, five, or ten-year portion of the overall duration of the lease (although in our South Africa business, we typically pay our ground lease fees monthly in advance), with typically pre-agreed lease fee increases of between 3% and 60% or variable increases for each subsequent one, three, five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases, or acquire the land.

Customer concentration

A significant portion of our revenue in each of our markets is derived from a small number of customers who usually constitute some of the largest MNOs in those markets. In the year ended December 31, 2025, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 98.9% of our consolidated revenue. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us.

Market volatility

We and our customers operate in various international markets, particularly in emerging markets such as in Africa. As a result, we are exposed to economic, political and other uncertainties prevailing in such markets, particularly Nigeria, which is our largest market of operation.

In November 2025, S&P affirmed Nigeria’s Long-Term Foreign-Currency Issuer Credit Rating at B- and revised its outlook to positive from stable. In October 2025, Fitch affirmed Nigeria’s Long-Term Foreign-Currency Issuer Credit Rating at B with a stable outlook.

In August 2025, S&P affirmed IHS Holding Limited’s Long-Term Foreign-Currency Issuer Credit Rating and its unsecured debt at B+ with a stable outlook. In November 2025, Fitch affirmed IHS Holding Limited’s Long-Term Foreign-Currency Issuer Credit Rating and its unsecured debt at B+ and revised its outlook to positive from stable.

There have been no upgrades, downgrades, or changes in outlook for Nigeria or IHS since then.

As a result of the currency exchange rate fluctuations, particularly with regard to the Naira as described further above, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. For instance, we have adopted a more balanced approach to revenue growth and cash generation to counterbalance the recent macroeconomic headwinds across the world, and particularly in Nigeria given the significant depreciations of the Naira in June 2023 and January 2024. As part of our heightened focus on cash generation, we are pursuing operational efficiencies through productivity enhancements, cost and capital expenditure reductions, and a review of our portfolio of markets and assets. See “Item 3.D. Risk Factors” section of our Annual Report for further details.

Macroeconomic Issues

Global deterioration in economic conditions could adversely and materially affect us and/or our customers through disruptions of, among other things, the ability to procure communications equipment or other supplies through the usual supply chains. For instance, shortages in shipping capacity, changes to global trade policies, the imposition of tariffs or the commencement of trade wars could affect the smooth flow of our and/or our customers’ supply chains, increase transportation costs and/or decrease reliability. Global deterioration in economic conditions could also adversely and materially affect the ability of us and/or our customers to maintain liquidity and deploy network capital, with potential decreases in consumer spending contributing to liquidity risks, or even through regulatory interventions or pressure on pricing and services offered that may reduce revenue for periods of time. Any resulting financial difficulties could result in uncollectible accounts receivable or reduced revenue, despite having provided increased services. Resulting supply chain or operational difficulties (including site access) may also result in us being unable to meet the service level agreement targets under our MLAs. The loss of significant Tenants, or the loss of all or a portion of our anticipated Contracted Revenue from certain Tenants, could have a material adverse effect on our business, financial condition and/or results of operations.

Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including the impact of geopolitical tensions, for example, in connection with the recent hostilities involving Iran and related developments in the Middle East, which may affect oil production, trade routes, and global energy markets. However, following the unwind of the power Managed Services agreement with MTN South Africa and the new diesel-linked component included in our renewed contracts with MTN Nigeria, we have significantly reduced our exposure to diesel price fluctuations. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers, while in Nigeria, we benefit from power indexation clauses which limit the impact in relation to increased diesel prices and conversely falling diesel prices.

Through our international operations, we are also exposed to foreign exchange risk arising from currency exposures other than the U.S. dollar, such as the BRL, NGN, RWF, XAF, XOF, ZAR and ZMW currencies. Any fluctuations in these foreign currency exchange rates could result in a material adverse effect on the cash flow and future profits.

Outstanding balances and advances under certain of our existing credit facilities bear interest at rates which vary depending on certain underlying or reference rates, such as the Secured Overnight Financing Rate (“SOFR”), the Chicago Mercantile Exchange (“CME”) Term SOFR, the European interbank offered rate (“EURIBOR”), the Nigerian Monetary Policy Rate (“MPR”), the Johannesburg Interbank Average Rate (“JIBAR”), or the Brazilian interbank deposit rate (“CDI”). Increases in such reference rates increase our interest expense, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also have a material adverse effect on our cash flows and our ability to service our debt in the longer term.

In the past, governments have taken, and may in the future take, unprecedented actions in an attempt to address and rectify extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, adverse economic conditions may cause a significant impact on our ability and the ability of our customers to raise capital, if needed, on a timely basis, on acceptable terms or at all.

To the extent that any macroeconomic issues have a material adverse effect on our or our customers’ business, financial condition, results of operations and/or liquidity, it may also have the effect of heightening other risks described in the “Item 3.D. Risk Factors” section of our Annual Report.

Key Financial and Operational Performance Indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, the number of Towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted EBITDA and Adjusted EBITDA Margin are not measures defined by IFRS Accounting Standards. The most directly comparable IFRS measure to Adjusted EBITDA is our income/(loss) for the period. Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net (reversal of impairment)/ impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on disposal of property, plant and equipment and right-of-use assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

For the avoidance of doubt, this includes amounts in relation to discontinued operations.

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

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS Accounting Standards and you should not consider these as an alternative to income/(loss) or income/(loss) margin for the period or other financial measures determined in accordance with IFRS Accounting Standards.

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

Accordingly, investors and prospective investors should not place undue reliance on Adjusted EBITDA and Adjusted EBITDA Margin.

Reconciliation from income/(loss) for the period to Adjusted EBITDA

The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure which is loss for the full year ended December 31, 2025 and 2024:

	For the full year ended December 31,
	2025	2024
	$’m	$’m

Income/(loss) for the year	126.8	(1,644.2)

Adjustments(a):
Income tax expense	(7.3)	34.0
Finance costs(b)	436.9	2,123.1
Finance income(b)	(227.5)	(33.7)
Depreciation and amortization	375.9	362.7
Net impairment (reversal)/loss of withholding tax receivables(c)	(59.8)	1.1
Impairment of goodwill	181.7	87.9
Business combination transaction costs	11.4	1.3
Impairment of property, plant and equipment, right-of-use-assets, intangible assets excluding goodwill and related prepaid land rent(d)	282.4	17.7
Net (gain)/loss on disposal of property, plant and equipment and right-of-use assets	(4.6)	20.2
Share-based payment expense(e)	29.1	27.9
Insurance claims(f)	(0.4)	(0.1)
Gain on disposal of subsidiary	(177.7)	(83.8)
Other costs(g)	45.4	14.3
Adjusted EBITDA	1,012.3	928.4

(a)	Adjustments include relevant amounts in relation to discontinued operations summarized in note 32.1.
(b)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, net realized and unrealized foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and net unrealized foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(c)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(d)	Represents non-cash charges related to the impairment of property, plant and equipment, right-of-use-assets, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(e)	Represents expenses related share-based payments which vary from period to period depending on timing of awards and changes to valuation input assumptions.
(f)	Represents insurance claims included as other income.
(g)	Other costs included one-off expenses related to strategic initiatives and operating systems of $22.4 million (2024: $10.8 million), costs related to internal reorganization of $6.0 million (2024: $2.7 million), one-off professional fees related to financing of $0.4 million (2024: $0.8 million) and $12.3 million loss allowance in the Latam segment following our customer Oi Brazil’s insolvency proceedings.

Towers

We measure the number of towers in our portfolio (including discontinued operations) at a given time by counting the number of towers that we own or operate with at least one Tenant. The number of towers in our portfolio excludes towers for which we provide Managed Services. We have historically increased the number of towers in our portfolio through a combination of building New Sites, along with acquiring towers from MNOs or independent tower companies. Rationalizing the portfolio through decommissioning towers reduces the number of towers we own and operate.

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

Cost of sales

Cost of sales consists of power generation (including diesel costs), which is our largest single cost item, ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites and right-of-use assets, impairment of property, plant and equipment, intangible assets excluding goodwill and prepaid land rent, staff costs and other costs directly related to the provision of services to customers and other site related costs, such as security services, regulatory permits and license costs, and insurance, including for customer and network related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 10 to 20 years. Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between one and five years, depending on the equipment. Right-of-use assets are depreciated on a straight-line basis over the shorter of the remaining estimated useful life of the tower and the lease term.

Administrative expenses

Administrative expenses are costs not directly related to the provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), impairment of goodwill costs, office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets and right-of-use assets where such assets are leased, net loss or gains from sale of assets, loss allowance on trade and other receivables and other sundry costs. Administrative expenses also include other corporate overhead expenses related to our acquisition efforts and costs associated with new business initiatives.

Other income

Other income includes proceeds from insurance claims and net gain on disposal.

Finance costs and income

Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, net realized and unrealized foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, net realized and unrealized foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.

Taxation

Taxation consists of current tax and deferred tax with respect to income taxes. The income tax expense or credit is calculated at the domestic tax rate applicable to profits in our respective countries of business with appropriate adjustments. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under the relevant IFRS accounting standard. Current tax also includes the Pillar 2 multinational top-up tax.

Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Where there are taxable losses and other deferred tax assets brought forward or arising in the present period, deferred tax assets in respect of those losses are recognized only to the extent they are forecast to be applied against (i) the reversal of taxable temporary differences, or (ii) additional forecast future taxable income.

RESULTS OF OPERATIONS

The table below shows our consolidated results of operations for the year ended December 31, 2025 and 2024:

	2025	2024
	$’m	$’m
Revenue	1,582.0	1,527.2
Cost of sales	(705.4)	(733.6)
Administrative expenses	(234.8)	(275.4)
Other income	179.6	85.8
Operating income	821.4	604.0
Finance income	219.1	27.5
Finance costs	(349.7)	(2,042.2)
Income/(loss) before income tax	690.8	(1,410.7)
Income tax expense	(86.4)	(69.3)
Income/(loss) from continuing operations	604.4	(1,480.0)
Loss from discontinued operations	(477.6)	(164.2)
Income/(loss) for the year	126.8	(1,644.2)

Impact of Naira foreign exchange movements

In 2025, the Naira exchange rate to the U.S. dollar was relatively stable compared to 2023 and 2024. The rates used in the preparation of our financial statements are shown below:

	Closing Rate	Closing Rate Movement (a)	3- Month Average Rate	Average Rate Movement (a)
	₦:$	$:₦	₦:$	$:₦
September 30, 2023	775.6	—	767.7	—
December 31, 2023	911.7	(14.9)%	815.0	(5.8)%
March 31, 2024	1,393.5	(34.6)%	1,315.9	(38.1)%
June 30, 2024	1,514.3	(8.0)%	1,391.8	(5.4)%
September 30, 2024	1,669.1	(9.3)%	1,601.0	(13.1)%
December 31, 2024	1,546.0	8.0%	1,628.5	(1.7)%
March 31, 2025	1,538.1	0.5%	1,526.7	6.7%
June 30, 2025	1,543.0	(0.3)%	1,580.8	(3.4)%
September 30, 2025	1,486.5	3.7%	1,523.2	3.6%
December 31, 2025	1,448.3	2.6%	1,453.3	4.8%

(a)	Movements presented for each period are between that period’s rate and the preceding period rate and are calculated as percentage of the period’s rate.

Compared to the same period in 2024, the Naira rate used to translate the results of our Nigeria operations positively impacted revenue and segment Adjusted EBITDA in the fourth quarter of 2025 by $28.8 million and $18.2 million, respectively. The foreign exchange resets in some of our contracts partially offset these impacts. The appreciation of the Naira in the fourth quarter of 2025 resulted in unrealized foreign exchange gains of $49.2 million on U.S. dollar denominated intercompany loans advanced to our Nigerian operations. The unrealized gains and losses are recorded in finance income and finance costs respectively, although Group net assets are not impacted since equal and opposite gains and losses are recorded in equity on the retranslation of the Nigerian operations’ assets and liabilities (which include these loans).

Compared to the same period in 2024, the Naira rate used to translate the results of our Nigeria operations negatively impacted revenue and segment Adjusted EBITDA for the full year ended December 31, 2025 by $55.8 million and $38.3 million, respectively. The foreign exchange resets in some of our contracts partially offset these impacts.

Results for the full year ended December 31, 2025 versus 2024

On February 11 and 17, 2026, the Group announced agreements to sell its 51.0% stake in I-Systems to TIM S.A. and its Latin American tower operations to Macquarie Asset Management, respectively. The Latin American tower operations and I-Systems disposal groups were classified as held for sale at December 31, 2025. These disposal groups comprised the entire Latam reportable segment and therefore this segment was presented as a discontinued operation. Accordingly, the description of revenue from continuing operations is now presented separately from the description of revenue from discontinued operations and Adjusted EBITDA Margin is only presented for individual segments. Other key performance indicators, including Adjusted EBITDA, continue to reflect the performance inclusive of the Latin America segment as the associated IFRS measure of earnings continues to include results from discontinued operations.

Revenue from continuing operations

Revenue from continuing operations for the year ended December 31, 2025 was $1,582.0 million, an increase of 3.6% year-on-year, despite a 3.8% inorganic revenue headwind from the disposal of the Company’s Kuwait and Rwanda operations in December 2024 and October 2025, respectively. Organic revenue(a) increased by $155.0 million (increased 10.1%) year-on-year driven primarily by foreign exchange resets and escalations in addition to continued growth in Tenants, Lease Amendments and New Sites. This growth was partially offset by the impact of Churn related to the approximately 1,050 sites MTN Nigeria agreed to vacate as part of the renewed and extended contracts with MTN Nigeria, signed during the third quarter of 2024. Inorganic revenue declined $57.4 million, primarily due to the disposal of operations in Kuwait and Rwanda operations in December 2024 and October 2025, respectively. The increase in organic revenue was further offset by the non-core impact of adverse movements in foreign exchange rates used to translate the results of foreign operations of $42.7 million, or 2.8%, of which $55.8 million was driven primarily by the devaluation of the Naira versus the U.S. dollar.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

Revenue from discontinued operations

Revenue from the Latin America segment for the full year ended December 31, 2025, presented within discontinued operations, was $193.5 million, an increase of 5.2% year-on-year.

(a)	Refer to “Item 5. Operating and Financial Review and Prospects” for the definition of organic revenue and additional information.

Cost of Sales

Set out below is the cost of sales for the years ended December 31, 2025, and 2024:

	2025	2024
	$’m	$’m

Power generation	337.0	343.4
Depreciation	188.7	186.9
Tower repairs and maintenance	50.4	45.0
Regulatory fees	26.6	8.1
Staff costs	26.3	24.9
Security services	21.0	17.3
Amortization	19.9	20.6
Travel costs	7.9	5.6
Short-term rental	3.8	10.3
Insurance	3.1	3.9
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent	2.3	9.8
Vehicle maintenance and repairs	1.8	1.8
Short-term other rent	1.4	1.6
Professional fees	1.3	1.9
Impairment of assets held for sale	-	2.9
Other	13.9	49.6
	705.4	733.6

Cost of sales decreased by $28.2 million, or 3.8%, to $705.4 million for the year ended December 31, 2025 compared to $733.6 million for the year ended December 31, 2024. This decrease primarily reflects lower impairment charges related to property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent ($7.5 million), as well as reductions in power generation costs ($6.4 million) and other costs ($35.7 million). These decreases were partially offset by higher regulatory fees ($18.5 million), and higher tower repair and maintenance costs ($5.4 million).

Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent decreased by $7.5 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, reflecting lower impairment recognized in our SSA segment.

Power generation costs decreased by $6.4 million for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily driven by a reduction in the cost of diesel within in our Nigeria segment.

Other costs decreased by $35.7 million for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily due to a non-recurring inventory write-down recognized in our Nigeria segment in the year ended December 31, 2024, as well as a decrease in foreign exchange losses in 2025 resulting from relative stability of the Naira compared to 2024.

Regulatory fees increased by $18.5 million for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily driven by a non-recurring cost accrual release in our SSA segment relating to a review of current and historic license obligations recognized in 2024, compared to normalized level of cost in 2025.

Tower repairs and maintenance increased by $5.4 million for the year ended December 31, 2025 compared to the year ended December 31, 2024, partially due to a one-off reduction in 2024 in our SSA segment, resulting from changes to our agreements with MTN South Africa for the provision of power Managed Services.

Administrative Expenses

Set out below is the administrative expenses for the years ended December 31, 2025, and 2024:

	2025	2024
	$’m	$’m

Staff costs	166.4	152.4
Professional fees	49.1	44.5
Facilities, short-term rental and upkeep	30.2	29.6
Business combination costs	11.4	1.3
Travel costs	11.0	9.3
Depreciation	7.9	10.5
Net loss allowance on trade receivables	5.8	(0.3)
Amortization	1.0	1.1
Operating taxes	0.4	0.3
Net gain on disposal of property, plant and equipment and right-of-use assets	(7.7)	(4.2)
Net impairment (reversal)/loss of withholding tax receivables	(59.8)	1.1
Other	19.1	29.8
	234.8	275.4

Administrative expenses decreased by $40.6 million, or 14.7%, to $234.8 million for the year ended December 31, 2025 compared to $275.4 million for the year ended December 31, 2024. The decrease was primarily driven by positive movements in net impairment (reversal)/loss of withholding tax receivables ($60.9 million) which was partially offset by increased staff costs ($14.0 million) and professional fees ($4.6 million).

The net reversal of impairment of withholding tax receivables in the year ended December 31, 2025 was $59.8 million which compared to a net impairment of $1.1 million in the year ended December 31, 2024. This reversal was a result of specific changes to the revenue withholding tax regulations which impact the Group’s Nigerian businesses. Effective from January 1, 2025, these changes reduce the amounts of revenue tax withheld by customers in Nigeria with respect to colocation and telecommunication tower services from 10% to 2%. Following this announcement, previously impaired revenue withholding tax receivables were reassessed to identify which could be utilized in settlement of future tax liabilities resulting in the reversal of previously impaired revenue withholding tax receivables.

Staff costs increased by $14.0 million, reaching $166.4 million for the year ended December 31, 2025, compared with $152.4 million for the year ended December 31, 2024, which included an increase in share-based payment charge of $8.6 million.

Professional fees increased by $4.6 million, totaling $49.1 million for the year ended December 31, 2025, compared with $44.5 million for the year ended December 31, 2024. The increase primarily reflects higher costs incurred in connection with merger and disposal-related activities during the current year.

Other Income

Other income increased by $93.8 million to $179.6 million for the year ended December 31, 2025 compared with $85.8 million for the year ended December 31, 2024. The current year includes a net gain of $177.7 million from the Rwanda Disposal, and the prior year included a net gain of $83.8 million from the Kuwait Disposal.

Finance Income/Costs

Set out below are finance income and costs for the years ended December 31, 2025 and 2024:

	2025	2024
	$’m	$’m

Net foreign exchange gain arising from financing - unrealized	154.0	-
Interest income - bank deposits	35.9	12.4
Fair value gain on embedded options	18.8	6.7
Net foreign exchange gain arising from derivative instruments - unrealized	10.4	8.2
Fair value gain on interest rate caps	-	0.2
Finance income	219.1	27.5

Interest expenses - third party borrowings	(253.2)	(312.9)
Interest and finance charges for lease liabilities	(41.2)	(38.9)
Interest expenses - withholding tax paid on bond interest	(22.9)	(15.6)
Net foreign exchange loss arising from financing - realized	(14.3)	(23.2)
Fees on borrowings and financial derivatives	(9.0)	(12.3)
Unwinding of discount on decommissioning liability	(5.8)	(5.7)
Net foreign exchange loss on derivative instruments - realized	(3.3)	(23.2)
Net foreign exchange loss arising from financing - unrealized	-	(1,610.4)
Finance costs	(349.7)	(2,042.2)

Net finance costs	(130.6)	(2,014.7)

Net finance costs decreased year-on-year by $1,884.1 million. This reduction was primarily driven by a $1,773.3 million decrease in net foreign exchange losses arising from financing (realized and unrealized), reflecting the reduced volatility and continued stabilization of the Naira against the U.S. dollar during the current year.

In the prior year, finance costs were significantly impacted by the devaluation of the Naira, which resulted in substantial foreign exchange losses on U.S. dollar-denominated intercompany loans and letters of credit within the Group’s Nigerian subsidiaries. By contrast, exchange rate movements were more stable in 2025.

In addition, interest expense on third party borrowings decreased by $59.7 million, further contributing to the overall reduction in net finance costs.

Adjusted EBITDA

Adjusted EBITDA was $1,012.3 million in the year ended December 31, 2025, an increase of 9.0% year-on-year, despite a 3.9% headwind from the Rwanda and Kuwait disposals. The increase reflected the increased revenue described above, in combination with a $19.6 million decrease in costs included within Adjusted EBITDA. The reduction in cost of sales was primarily driven by a reduction in net foreign exchange losses on cost of sales of $31.2 million, and decreases in power generation costs ($7.3 million) and site rental costs ($3.0 million). This was partially offset by an increase in regulatory fees ($18.4 million), largely relating to non-recurring regulatory fee cost accrual releases recognized in the third quarter and fourth quarter of 2024 within the SSA segment, compared to a normalized cost level in the third quarter and fourth quarter of 2025, increases in tower repairs and maintenance costs ($15.4 million) and security services costs ($4.5 million), partly driven by one off impacts in the second quarter of 2024 related to changes in our agreements with MTN South Africa for the provision of power Managed Services, and an increase in staff costs ($8.1 million). The $11.8 million reduction in administrative costs included within Adjusted EBITDA was primarily driven by a reduction in staff costs ($13.3 million) as part of cost saving initiatives implemented during the period.

Income Tax Expense

Set out below is the income tax expense for the years ended December 31, 2025 and 2024:

	2025	2024
	$’m	$’m

Current taxes on income	162.5	75.5
Deferred income taxes	(76.1)	(6.2)
Total tax expense	86.4	69.3

The tax charge of $86.4 million (2024: $69.3 million) results in an effective tax rate of 12.5% (2024: (4.3)%) on continuing operations. The rate is lower than the group’s weighted average rate of tax primarily due to recognition of previously unrecognized deferred tax assets in Nigeria, non-taxable income from foreign currency gains and gains on disposal of subsidiaries offset by losses for which no tax relief is available in the UK.

Loss from discontinued operations

Discontinued operations relate to our Latam operating segment. The loss from discontinued operations increased by $313.4 million to $477.6 million in the year ended December 31, 2025 compared to $164.2 million in the year ended December 31, 2024. The increase in the loss was mainly due to impairments of non-current assets of $394.6 million (net of deferred tax) in the current year compared to a $87.9 million impairment in the prior year.

Refer to note 31 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 for further information on the discontinued operations of the Latam segment.

Income/(loss) for the year

The year-on-year increase in income of $1,771.0 million is primarily driven by lower net financing costs of $1,884.1 million, reflecting a reduction in both realized and unrealized foreign exchange losses arising from financing due to decreased volatility of the Naira against the U.S. dollar compared to the prior period. This was further complemented by higher revenue of $54.8 million and higher other income of $93.8 million, which included a net gain of $177.7 million from the Rwanda Disposal in the fourth quarter of 2025.

In addition, administrative expenses decreased by $40.6 million, primarily due to the net reversal of impairment of withholding tax receivables of $59.8 million recorded in the year ended December 31, 2025 compared to a net impairment of $1.1 million recognized in the year ended December 31, 2024.

These positive movements were partially offset by the impairment recognized on the assets held for sale in relation to the Latam businesses of $394.6 million (net of deferred tax) (2024: $87.9 million).

SEGMENT RESULTS:

Revenue and Adjusted EBITDA by segment

Set out below are Revenue and Adjusted EBITDA for each of our reportable segments for the full year ended December 31, 2025 and 2024:

Revenue

	2025	2024	Change	Change
	$’m	$’m	$’m	%

Nigeria	1,068.8	998.5	70.3	7.0
SSA	513.2	483.8	29.4	6.1
MENA	-	44.9	(44.9)	(100.0)
Continuing Operations	1,582.0	1,527.2

Latam	193.5	184.0	9.5	5.2
Discontinued Operations	193.5	184.0

Adjusted EBITDA

	2025	2024	Change	Change
	$’m	$’m	$’m	%

Nigeria	689.0	588.0	101.0	17.2
SSA	298.7	308.0	(9.3)	(3.0)
MENA	-	27.6	(27.6)	(100.0)
Latam (discontinued operations)	146.9	138.0	8.9	6.4
	1,134.6	1,061.6
Unallocated corporate expenses(a)	(122.3)	(133.2)	10.9	(8.3)
Total Adjusted EBITDA	1,012.3	928.4	83.9	9.0

(a)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax, human resources, information technology and treasury services.

Nigeria

Revenue for the full year ended December 31, 2025 increased 7.0% year-on-year to $1,068.8 million primarily driven by growth in organic revenue which more than offset the reduction related to the devaluation of the Naira versus the U.S. dollar. Organic revenue increased by $126.2 million (12.6%) driven primarily by foreign exchange resets and escalations, which more than offset a reduction in revenues linked to diesel prices. Continued growth in revenue from Colocation, Lease Amendments and New Sites was partially offset by Churn related to the approximately 1,050 sites MTN Nigeria agreed to vacate as part of the renewed and extended contracts with MTN Nigeria, signed during the third quarter of 2024. The increase in organic growth more than offset the non-core impact of negative movements in foreign exchange rates used to translate the results of foreign operations of $55.8 million, or 5.6% year-on-year.

Tenants decreased by 2,695 year-on-year, with growth of 763 from Colocation and 44 from New Sites, more than offset by 3,502 Churn, which was inclusive of 2,576 tenants in the third quarter of 2025 that reflected an updated agreement with our smallest Key Customer, T2. It was agreed that T2 would vacate our sites in exchange for a contractual commitment to settle portions of its historic overdue balances through July, 2027. Lease Amendments increased by 2,928 driven by continued incremental demand for ancillary services.

Segment Adjusted EBITDA for the full year ended December 31, 2025 increased 17.2% year-on-year to $689.0 million, for an Adjusted EBITDA margin of 64.5%. The year-on-year increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, in combination with a decrease in cost of sales and administrative expenses included within Segment Adjusted EBITDA, primarily due to the Naira devaluation described above, leading to a $30.4 million reduction in net foreign exchange losses. The reduction in cost of sales was driven by a year-on-year decrease relating to a non-recurring write-down of inventory during the fourth quarter of 2024, with no associated write down during the fourth quarter of 2025, in addition to a reduction in the cost of diesel ($14.3 million). This was partly offset by an increases related to staff costs ($6.1 million), tower repairs and maintenance costs ($3.3 million), regulatory fees ($1.4 million) and security services costs ($1.2 million).

SSA

Revenue for the full year ended December 31, 2025 increased 6.1% year-on-year to $513.2 million, despite a 2.6% inorganic revenue headwind related to the disposal of operations in Rwanda in October 2025. Organic revenue increased by $28.8 million, with year-to-date 2024 negatively impacted by a one-off $7.0 million reduction due to changes in our agreements with MTN South Africa relating to the provision of power Managed Services. These changes to power pass-through revenue had no impact on Adjusted EBITDA. Other factors impacting organic revenue included growth in new Tenants, Colocations and Lease Amendments and escalations, partly offset by a reduction in revenues related to foreign exchange resets. The organic increase was supplemented by the non-core impact of positive movements in foreign exchange rates of $13.1 million, or 2.7%.

Tenants decreased by 2,528 year-on-year, primarily due to the divestiture of 3,041 in Rwanda. Other than the impact of this disposal, tenants increased by 513, including 555 from Colocation and 169 from New Sites, partially offset by 211 from Churn, while Lease Amendments increased by 550.

Segment Adjusted EBITDA for the full year ended December 31, 2025 decreased 3.0% year-on-year to $298.7 million, for a margin of 58.2%, with the increase in revenue described above more than offset by an increase in costs included within Adjusted EBITDA of $38.6 million. The year-on-year decrease also reflects a 2.7% inorganic headwind relating to the disposal of operations in Rwanda in October 2025, and increases in regulatory fees ($17.0 million) largely relating to a non-recurring regulatory fee cost accrual releases relating to a review of current and historic license obligations recognized in the third and fourth quarters of 2024, compared to a normalized cost level in the third and fourth quarters of 2025, and power generation costs ($7.0 million), as well as increased tower repairs and maintenance costs ($5.2 million), and security services costs ($2.5 million).

Refer to note 31 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 for further information on the disposal of the Rwanda business.

MENA

On December 19, 2024, the Company completed the disposal of its 70% interest in IHS Kuwait Limited, resulting in a year-on-year reduction to revenue and segment Adjusted EBITDA of $44.9 million and $27.6 million, respectively in the year ended December 31, 2025 when compared to the year ended December 31, 2024. The revenue from the comparative period until December 19, 2024 is captured within inorganic revenue. Given the disposal date of December 19, 2024, as of December 31, 2024 the entire Tower portfolio, Tenants and Lease Amendments had been deconsolidated.

Refer to note 31 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 for further information on the disposal of the Kuwait business.

Latam

Revenue for the full year ended December 31, 2025, increased 5.2% year-on-year to $193.5 million and was primarily driven by organic growth of 9.7% ($17.9 million) year-on-year, which was in turn driven by continued growth in Tenants, Lease Amendments, New Sites and fiber and CPI escalations. This was partially offset by the non-core impact of negative movements in foreign exchange rates of $8.0 million, or 4.3%.

Tenants increased by 754 year-on-year, including 367 from New Sites and 510 from Colocation, partially offset by 123 Churned, while Lease Amendments increased by 850.

Segment Adjusted EBITDA for the full year ended December 31, 2025 increased 6.4% to $146.9 million and primarily reflects the increase in revenue described above, with an increase in site rental costs ($3.1 million) and tower repairs and maintenance costs ($1.6 million), offset by a reduction in staff costs ($3.8 million) and power generation costs ($0.9 million).

On February 11 and 17, 2026, the Group announced agreements to sell its 51.0% stake in I-Systems to TIM S.A. and its Latin American tower operations to Macquarie Asset Management, respectively. The Latin American tower operations and I-Systems disposal groups were classified as held for sale at December 31, 2025. These disposal groups comprised the entire Latam reportable segment and therefore this segment was presented as a discontinued operation.

CAPITAL EXPENDITURE:

Set out below is the capital expenditure for the full year ended December 31, 2025 and 2024 for each of our reporting segments:

	For the full year ended December 31,
	2025	2024	Change	Change
	$’m	$’m	$’m	%

Nigeria	114.0	90.9	23.1	25.4
SSA	45.1	38.2	6.9	18.1
MENA	-	1.4	(1.4)	(100.0)
Other	0.3	2.3	(2.0)	(85.1)
Continuing Operations	159.4	132.8

Latam	87.0	123.1	(36.1)	(29.4)
Discontinued Operations	87.0	123.1

Total capital expenditure	246.4	255.9	(9.5)	(3.7)

Capital expenditure (“Total Capex”) for the full year ended December 31, 2025, was $246.4 million, compared to $255.9 million for full year ended December 31, 2024. The decrease was primarily driven by lower capital expenditure in our Latam segment, including lower fiber capital expenditure, and this was partially offset by increases in our Nigeria and SSA segments, primarily reflecting higher levels of maintenance capital expenditure and other capital expenditure.

Nigeria

The 25.4% year-on-year increase for the full year ended December 31, 2025, was primarily driven by increases of $12.8 million related to maintenance capital expenditure, $8.0 million related to augmentation and $21.0 million related to other capital expenditure, partially offset by an decrease of $16.8 million related to the fiber business and $2.0 million related to New Sites.

SSA

The 18.1% year-on-year increase for the full year ended December 31, 2025 was primarily driven by increases in augmentation capital expenditure ($7.4 million), New Sites ($2.9 million), partially offset by a reduction related to other capital expenditure ($3.6 million).

Latam

The 29.4% year-on-year decrease for the full year ended December 31, 2025 was primarily driven by decreases related to the fiber business ($21.3 million), and New Sites ($19.4 million), partially offset by an increase related to maintenance capital expenditure ($4.7 million).

Results for the full year ended December 31, 2024 versus 2023

The table below shows our consolidated results of operations for the year ended December 31, 2024 and 2023:

	2024	2023
	$’m	$’m
Revenue	1,527.2	1,925.3
Cost of sales	(733.6)	(1,036.6)
Administrative expenses	(275.4)	(364.7)
Other income	85.8	0.4
Operating income	604.0	524.4
Finance income	27.5	18.5
Finance costs	(2,042.2)	(2,357.0)
Loss before income tax	(1,410.7)	(1,814.1)
Income tax expense	(69.3)	(102.8)
Loss from continuing operations	(1,480.0)	(1,916.9)
Loss from discontinued operations	(164.2)	(71.3)
Loss for the year	(1,644.2)	(1,988.2)

In December, 2024, the Company completed the sale of its 70% interest in IHS Kuwait Limited, resulting in 12 fewer trading days for this operation for the full year ended December 31, 2024 when compared to the equivalent year ended December 31, 2023. The revenue from the equivalent 12 day comparative period after December 19, 2023 is captured within inorganic revenue. Given the disposal date of December 19, 2024, as of December 31, 2024 the entire Tower portfolio, Tenants and Lease Amendments in Kuwait had been deconsolidated. Refer to note 31 of the financial statements for the further information on the disposal of the Kuwait business.

Revenue

Revenue for the full year ended December 31, 2024 of $1,527.2 million declined 20.7% year-on-year, driven primarily by the devaluation of the Naira versus the U.S. dollar. Organic revenue(1) increased by $1,023.0 million (increased 53.1%) year-on-year driven primarily by foreign exchange resets, power indexation, escalations, and continued growth in revenues from Tenants, Lease Amendments and New Sites. This growth was partially offset by the initial impact of the new financial terms in the renewed and extended contracts with MTN Nigeria, signed during the third quarter of 2024. Aggregate inorganic revenue declined $0.1 million, which related to the sixth stage of our acquisition of towers from Mobile Telecommunications Company K.S.C.P., partially offset by the disposal of operations in Kuwait in December 2024. The increase in organic revenue was more than offset by the non-core impact of adverse movements in foreign exchange rates used to translate the results of foreign operations of $1,421.2 million, or 73.8%, of which $1,394.0 million was due to the devaluation of the Naira.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

(1)	Refer to “Item 5. Operating and Financial Review and Prospects” for the definition of organic revenue and additional information.

Cost of Sales

Set out below is the cost of sales for the years ended December 31, 2024, and 2023:

	2024	2023
	$’m	$’m

Power generation	343.4	392.4
Depreciation	186.9	265.7
Tower repairs and maintenance	45.0	88.5
Amortization	20.6	26.0
Staff costs	24.9	32.8
Security services	17.3	42.5
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent	9.8	82.4
Regulatory fees	8.1	37.5
Short-term rental	10.3	9.4
Travel costs	5.6	9.6
Insurance	3.9	4.0
Impairment of assets held for sale	2.9	-
Short-term other rent	1.6	2.0
Professional fees	1.9	2.6
Vehicle maintenance and repairs	1.8	2.2
Other	49.6	39.0
	733.6	1,036.6

Cost of sales decreased by $303.0 million, or 29.2%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to a decrease in impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent ($72.6 million), depreciation and amortization ($84.2 million), power generation costs ($49.0 million), tower repairs and maintenance costs ($43.5 million), regulatory fees ($29.4 million) and security services costs ($25.2 million), respectively.

Since June 2023 the Naira has significantly devalued against the U.S. dollar. This devaluation has been a key driver of the decreases across many cost of sales lines.

Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent decreased by $72.6 million for the year ended December 31, 2024, primarily driven by power equipment assets in our SSA segment being classified as assets held for sale and remeasured at fair value less cost to sell in the year ended December 31, 2023.

Depreciation and amortization costs decreased by $84.2 million for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to the devaluation of the Naira.

Power generation ($49.0 million), tower repairs and maintenance ($43.5 million), and security costs ($25.2 million) decreased, for the year ended December 31, 2024 compared to the prior year, primarily driven by local currency devaluation in our Nigeria segment and lower costs in our SSA segment due to changes in our agreements with MTN SA on power Managed Services.

Regulatory fees decreased by $29.4 million in the year ended December 31, 2024 compared to the year ended December 31, 2024, primarily relating to a review of current and historical license obligations in our SSA segment.

Other costs increased by $10.6 million in the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily relating to a non-recurring write down of inventory in our Nigeria segment partially offset by a decrease in foreign exchange losses.

Administrative Expenses

Set out below is the administrative expenses for the years ended December 31, 2024, and 2023:

	2024	2023
	$’m	$’m

Staff costs	152.4	159.0
Professional fees	44.5	49.6
Facilities, short-term rental and upkeep	29.6	42.0
Travel costs	9.3	12.9
Business combination costs	1.3	2.4
Depreciation	10.5	11.0
Net loss allowance on trade receivables	(0.3)	4.6
Amortization	1.1	4.4
Operating taxes	0.3	0.2
Net gain on disposal of property, plant and equipment and right-of-use assets	(4.2)	(2.4)
Net impairment of withholding tax receivables	1.1	48.0
Other	29.8	33.0
	275.4	364.7

Administrative expenses for the year ended December 31, 2024 decreased by $89.3 million, or 24.5%, which was primarily as a result of a decrease in impairment of withholding tax receivables, facilities short-term rental and upkeep costs and staff costs of $46.9 million, $12.4 million and $6.6 million, respectively.

Impairment of withholding tax receivables decreased by $46.9 million to $1.1 million for the year ended December 31, 2024, from $48.0 million for the year ended December 31, 2023, due to changes in the revenue withholding tax regulations which impact the Group’s Nigerian businesses. Effective from January 1, 2025, these changes reduce the amounts of revenue tax withheld by customers in Nigeria with respect to colocation and telecommunication tower services from 10% to 2%. Following this announcement, previously impaired revenue withholding tax receivables were reassessed to identify which could be utilized in settlement of future tax liabilities resulting in the reversal of previously impaired revenue withholding tax receivables of $47.4 million.

Facilities, short-term rental and upkeep costs decreased by $12.4 million to $29.6 million in the year ended December 31, 2024, from $42.0 million in the year ended December 31, 2023, mainly driven by a decrease in repairs and maintenance in our Nigeria segment.

Staff costs decreased by $6.6 million to $152.4 million in the year ended December 31, 2024, from $159.0 million in the year ended December 31, 2023, primarily driven by local currency devaluation in our Nigeria segment.

Other administrative expense items decreased by $3.2 million for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily driven by reduced foreign exchange losses in 2024 in our Nigeria segment, partially offset by $7.6 million of share-based payment expense related to B-BBEE transaction recorded in our SSA segment in the fourth quarter of 2024.

Other Income

Other income increased by $85.4 million to $85.8 million for the year ended December 31, 2024 compared to $0.4 million for the year ended December 31, 2023 primarily due to the net gain of $83.8 million from the Kuwait Disposal.

Finance Income/Costs

Set out below are finance income and costs for the years ended December 31, 2024 and 2023:

	2024	2023
	$’m	$’m

Interest income - bank deposits	12.4	18.3
Net foreign exchange gain arising from derivative instruments - unrealized	8.2	-
Fair value gain on embedded options	6.7	-
Fair value gain on interest rate caps	0.2	0.2
Finance income	27.5	18.5

Net foreign exchange loss arising from financing - unrealized	(1,610.4)	(1,722.3)
Interest expenses - third party borrowings	(312.9)	(304.5)
Interest and finance charges for lease liabilities	(38.9)	(37.8)
Net foreign exchange loss arising from financing - realized	(23.2)	(162.9)
Net foreign exchange loss on derivative instruments - realized	(23.2)	-
Interest expenses - withholding tax paid on bond interest	(15.6)	(13.4)
Fees on borrowings and financial derivatives	(12.3)	(13.8)
Unwinding of discount on decommissioning liability	(5.7)	(6.2)
Net foreign exchange loss on derivative instruments - unrealized	-	(92.3)
Fair value loss on embedded options	-	(3.8)
Finance costs	(2,042.2)	(2,357.0)

Net finance costs	(2,014.7)	(2,338.5)

Finance income and costs are typically driven by interest rates on deposits and borrowings. However, for the year ended December 31, 2024 and 2023 finance costs were impacted by significant foreign exchange movements arising on our Nigerian subsidiaries’ U.S. dollar denominated intercompany loans and U.S. dollar denominated letters of credit as a result of the devaluation of the Naira versus the U.S. dollar.

Net finance costs for the year-on-year decreased by $323.8 million which was primarily driven by the decrease in net foreign exchange losses arising from financing (realized and unrealized) of $251.6 million due to movements in the Naira and the decrease in the net loss on foreign exchange arising from derivative instruments (realized and unrealized) of $77.3 million primarily due to the contractual rate resets on the Naira foreign exchange swaps.

Adjusted EBITDA

Adjusted EBITDA was $928.4 million in the full year ended December 31, 2024. Adjusted EBITDA decreased 18.0% year-on-year reflecting the decrease in revenue described above, partially offset by a decrease in cost of sales included within Adjusted EBITDA, largely driven by the devaluation of the Naira versus the U.S. dollar. The reduction in cost of sales was primarily due to a decrease in tower repairs and maintenance costs ($42.9 million), power generation costs ($47.9 million), security services costs ($24.5 million), regulatory fees ($29.4 million) and staff costs ($8.7 million). The $59.1 million reduction in administrative costs included within Adjusted EBITDA was primarily driven by the devaluation of the Naira against the U.S. dollar, supported by cost saving initiatives implemented during the period.

Income Tax Expense

Set out below is the income tax expense for the years ended December 31, 2024 and 2023:

	2024	2023
	$’m	$’m

Current taxes on income	75.5	114.4
Deferred income taxes	(6.2)	(11.6)
Total tax expense	69.3	102.8

The $33.5 million decrease in the total income tax expense comprises a reduction in current income tax expense of $38.9 million and a $5.4 million decrease in deferred income tax credits.

The reduction in current income tax was primarily driven by a $27.3 million reduction in the tax expense in our Nigeria segment which was largely attributable to the translation impact on the segment results following the devaluation of the Naira, and a decrease in the Group's uncertain tax position provision.

The decrease of $5.4 million in deferred income tax credits was primarily due to the recognition of deferred tax assets in relation to finance costs in Nigeria.

Loss from discontinued operations

Discontinued operations relate to our Latam operating segment. The loss from discontinued operations increased by $92.9 million to $164.2 million in the year ended December 31, 2024 compared to $71.3 million in the year ended December 31, 2023. The increase in the loss was mainly due to impairments of non-current assets of $87.9 million in the year ended December 31, 2024. This impairment related to the IHS Latam tower businesses group of CGUs and was primarily driven by the restructuring of our customer Oi Brazil, as well as the disposal of our Peru business, which was finalized on April 30, 2024. In addition, this resulted in an increase in the net loss on the disposal of property, plant, and equipment, and right-of-use assets, totaling $24.0 million. The increase was primarily attributed to a lease modification with our customer, Oi Brazil.

Loss for the year

The year-on-year decrease in the loss for the year of $344.0 million comprised a decrease in loss from continuing operations of $436.9 million and an increase in loss from discontinued operations of $92.9 million.

The decrease in loss from continuing operations was primarily driven by lower net finance costs of $323.8 million, as a result of a decrease in the unrealized net foreign exchange losses arising from financing linked to lower level of Naira devaluation year-on-year. This decrease was coupled with a net gain of $83.8 million from the Kuwait Disposal. In addition, there was reductions in impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent of $72.6 million, primarily driven by power equipment assets in our SSA segment being classified as assets held for sale and remeasured at fair value less cost to sell in the third quarter of 2023, as well as decreases in in depreciation ($79.3 million), power generation ($49.0 million), net impairment of withholding tax receivables ($46.9 million), tower repairs and maintenance ($43.5 million), regulatory fees ($29.4 million), and security services ($25.2 million). These were partly offset by a decrease in revenue as described above.

The increase in the loss from discontinued operations was mainly due to an impairment of goodwill of $87.9 million related to the IHS Latam tower business which was recognized in the first quarter of 2024.

SEGMENT RESULTS:

Revenue and Adjusted EBITDA by segment

Set out below are Revenue and Adjusted EBITDA for each of our reportable segments for the full year ended December 31, 2024 and 2023:

Revenue

	2024	2023	Change	Change
	$’m	$’m	$’m	%

Nigeria	998.5	1,381.6	(383.1)	(27.7)
SSA	483.8	503.0	(19.2)	(3.8)
MENA	44.9	40.7	4.2	10.4
Continuing Operations	1,527.2	1,925.3

Latam	184.0	200.2	(16.2)	(8.1)
Discontinued Operations	184.0	200.2

Adjusted EBITDA

	2024	2023	Change	Change
	$’m	$’m	$’m	%

Nigeria	588.0	855.3	(267.3)	(31.2)
SSA	308.0	257.1	50.9	19.8
MENA	27.6	22.1	5.5	24.6
Latam (discontinued operations)	138.0	145.8	(7.8)	(5.3)
	1,061.6	1,280.3
Unallocated corporate expenses(a)	(133.2)	(147.8)	14.6	9.8
Total Adjusted EBITDA	928.4	1,132.5	(204.1)	(18.0)

(a)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax, human resources, information technology and treasury services.

Further information on Segment Results and Capital Expenditure has been reported previously in our Annual Report on Form 20-F filed on March 18, 2025 under the Section “Item 5. Operating and Financial Review and Prospects”

B. LIQUIDITY AND CAPITAL RESOURCES

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

As of December 31, 2025, we had $1,227.1 million of total liquidity, comprising our unrestricted cash and cash equivalents of $853.3 million, availability under the IHS Holding RCF of $300.0 million, and $73.8 million of availability under other local facilities within the Group.

Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or upstreamed to IHS Holding Limited (or intermediaries thereof). As a holding company, IHS Holding Limited's only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings. For the year ended December 31, 2025, our Nigeria Group upstreamed $578.7 million to IHS Holding Limited.

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

MOVEMENTS IN CASH AND CASH EQUIVALENTS DURING THE PERIOD

Set out below is the cashflows for the years ended December 31, 2025, and 2024:

	2025	2024
	$’m	$’m

Net cash generated from operating activities	936.2	729.4
Net cash (used in)/generated from investing activities	(22.3)	63.2
Net cash used in financing activities	(644.1)	(431.0)
Net increase in cash and cash equivalents	269.8	361.6
Cash and cash equivalents at beginning of year	578.0	293.8
Effect of movements in exchange rates	5.5	(77.4)
Cash and cash equivalents at end of year(a)	853.3	578.0

(a)	Includes $27.6 million classified within held for sale. Refer to note 32.2 in our Annual report on Form 20-F for the fiscal year ended December 31, 2025 for further information

Net cash generated from operating activities

The year-on-year increase was $206.8 million, primarily driven by an increase in cash from operations of $207.1 million. This reflected higher operating income before working capital changes of $35.2 million, together with increased working capital inflows of $171.9 million.

Net cash generated (used in)/from investing activities

The year-on-year negative movement was primarily due to lower refunds of short-term deposits of $179.2 million offset by higher net cashflow proceeds from the sale of subsidiaries of $50.8 million and lower capital expenditure for property, plant and equipment (including advance payments) of $13.1 million.

Net cash used in financing activities

The year-on-year negative movement was primarily due to a $250.1 million lower net cash inflow from issuance and repayment of borrowings. The receipts from financing for the year ended December 31, 2025, were predominantly utilized to settle outstanding senior notes and bank borrowings, while proceeds from financing for the year ended December 31, 2024, were used partially to repay existing debt and partially retained for operational needs.

INDEBTEDNESS

Set out below is the Group’s indebtedness as at December 31, 2025 and 2024:

	2025	2024
	$'m	$'m
Non-current
Senior Notes	1,965.5	2,164.2
Debentures and bank term loans	876.5	1,055.0
	2,842.0	3,219.2

Current
Senior Notes	218.4	19.3
Debentures and bank term loans	77.2	102.6
Letters of credit	0.1	6.8
	295.7	128.7

Total borrowings (see note 21)	3,137.7	3,347.9
Borrowings classified as held for sale (see note 32.1)	96.7	–
	3,234.4	3,347.9

Refer to note 22 to the financial statements for further details on our indebtedness.

FINANCING ACTIVITIES FOR THE PERIOD

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on December 31, 2025.

Notes

IHS Holding 2024 Notes Issuance

On November 29, 2024, IHS Holding Limited issued $550.0 million 7.875% Senior Notes due 2030 (the “2030 Notes”) and $650.0 million 8.250% Senior Notes due 2031 (the “2031 Notes”, and together with the 2030 Notes, the “2030/31 Notes”), guaranteed by IHS Mauritius NG Holdco Limited (formerly known as IHS Netherlands Holdco B.V.), IHS Mauritius NG1 Limited (formerly known as IHS Netherlands NG1 B.V.), IHS Mauritius NG2 Limited (formerly known as IHS Netherlands NG2 B.V.), IHS INT Mauritius Limited (formerly known as Nigeria Tower Interco B.V.), IHS Nigeria, IHS Towers NG Limited, INT Towers Limited and INT Towers NG Finco 1 Plc.

The 2030 Notes mature on May 29, 2030, and the 2031 Notes mature on November 29, 2031. The 2030/31 Notes pay interest semi-annually in arrear, with the principal repayable in full on maturity. At any time prior to November 29, 2026, for the 2030 Notes, and November 29, 2027, for the 2031 notes, IHS Holding Limited may redeem up to 40% of the notes with the net cash proceeds from certain equity offerings at a redemption price equal to 107.875%, and 108.250%, of the principal amount of the 2030 Notes and 2031 Notes respectively, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, so long as at least 50% of the aggregate original principal amount of the applicable series of notes remains outstanding immediately thereafter. In addition, the notes may, during such periods, be redeemed at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. On or after November 29, 2026, 2027 or 2028, the 2030 Notes may be redeemed (in whole or in part) at a price of 103.93750%, 101.96875% and 100.00000%, respectively. On or after November 29, 2027, 2028 or 2029, the 2031 Notes may be redeemed (in whole or in part) at a price of 104.12500%, 102.06250% and 100.00000%, respectively.

The indenture governing the notes contains customary negative covenants and restrictions, including, but not limited to, on our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

The proceeds of the issuance of the 2030/31 Notes were used to partially redeem the principal amount of the 2026 Notes and 2027 Notes and fully prepay IHS Holding Limited’s $270.0 million U.S. dollar-denominated term loan, for fees and expenses related to the offering of the notes, and for general corporate purposes.

As of March 13, 2026, the aggregate principal amount outstanding of the 2030/31 Notes was $1,200.0 million.

The 2030/31 Notes are governed by New York law.

IHS Holding 2021 Notes Issuance

On November 29, 2021, IHS Holding Limited issued $500.0 million 5.625% Senior Notes due 2026 (the “2026 Notes”) and $500.0 million 6.250% Senior Notes due 2028 (the “2028 Notes”, and together with the 2026 Notes, the “2026/28 Notes”), guaranteed by IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS INT Mauritius Limited, IHS Nigeria, IHS Towers NG Limited, INT Towers Limited and INT Towers NG Finco 1 Plc.

The 2026 Notes mature on November 29, 2026, and the 2028 Notes mature on November 29, 2028. The 2026/28 Notes pay interest semi-annually in arrear, with the principal repayable in full on maturity. In addition, the notes may be redeemed at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. The 2026 Notes may be redeemed (in whole or in part) at a price of 100.0000%. On or after November 29, 2025 or 2026, the 2028 Notes may be redeemed (in whole or in part) at a price of 101.5625% and 100.0000%, respectively.

The indenture governing the notes contains customary negative covenants and restrictions, including, but not limited to, on our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

On November 29, 2024, the 2026 Notes were partially redeemed, in an aggregate principal amount of $300.0 million following the issuance of the 2030/31 Notes. As of March 13, 2026, the aggregate principal amount outstanding of the 2026/28 Notes was $700.0 million.

The 2026/28 Notes are governed by New York law.

IHS Mauritius NG Holdco Limited 2019/2020 Notes Issuances

On September 18, 2019 and July 31, 2020, IHS Mauritius NG Holdco Limited, issued a total of $940.0 million 8.0% Senior Notes due 2027 (the “2027 Notes”) guaranteed by IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS INT Mauritius Limited, IHS Nigeria, IHS Towers NG Limited, INT Towers Limited and INT Towers NG Finco 1 Plc. On June 22, 2021, pursuant to a successful consent solicitation, IHS Mauritius NG Holdco Limited also effected certain amendments to the indenture governing the notes to, among other things, expand the “restricted group” to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (which would then be subject to the covenants and events of default under the indenture), and to make certain other consequential changes to the negative covenants and restrictions resulting from the larger group structure.

The 2027 Notes mature on September 18, 2027, and pay interest semi-annually in arrear, with the principal repayable in full on maturity. The 2027 Notes may be redeemed (in whole or in part) at a price of 100.0%.

The indenture contains customary negative covenants and restrictions, including, but not limited to, on our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

On November 29, 2024 and December 6, 2024, the 2027 Notes were partially redeemed, in an aggregate principal amount of $654.0 million following the issuance of the 2030/31 Notes. As of March 13, 2026, the aggregate principal amount outstanding of the 2027 Notes was $286.0 million.

The 2027 Notes are governed by New York law.

Loans

IHS Holding (2025) Revolving Credit Facility

IHS Holding Limited entered into an up to $400.0 million U.S. dollar-denominated revolving credit facility agreement in June 2025 (as amended and/or as amended and restated from time to time, the “IHS Holding 2025 RCF”), between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS INT Mauritius Limited, IHS Nigeria, IHS Towers NG Limited, INT Towers Limited and INT Towers NG Finco 1 Plc as guarantors, Standard Chartered Bank as facility agent and certain financial institutions listed therein as original lenders.

Funds borrowed under the IHS Holding 2025 RCF can be applied towards general corporate purposes including, but not limited to, capital expenditure and the financing of working capital requirements, and the repayment of indebtedness (and interest and fees on that indebtedness).

The interest rate under the IHS Holding 2025 RCF is equal to Term SOFR plus a margin of 3.50% per annum. IHS Holding Limited also pays certain other fees and costs, including a commitment fee, an upfront fee, a facility agent fee and a utilization fee.

There are total commitments of $300 million currently available under the facility, although this amount can be increased by $100 million at the request of IHS Holding Limited, if certain conditions set out in the facility agreement are met.

The IHS Holding 2025 RCF is scheduled to terminate in September 2028, unless extended pursuant to its terms for up to two additional one-year periods. Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice, or such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding 2025 RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding 2025 RCF; and (ii) upon the occurrence of a change of control as defined in the IHS Holding 2025 RCF.

The IHS Holding 2025 RCF contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge), in each case subject to certain agreed exceptions and materiality carve-outs. The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The IHS Holding 2025 RCF contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

As of March 13, 2026, there were no amounts drawn and outstanding under the IHS Holding 2025 RCF.

The IHS Holding 2025 RCF is governed by English law.

IHS Holding (2025) Term Loan

IHS Holding Limited entered into a term loan agreement in June 2025 (as amended and/or as amended and restated from time to time, the “IHS Holding 2025 Term Loan”), between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS INT Mauritius Limited, IHS Nigeria, IHS Towers NG Limited, INT Towers Limited and INT Towers NG Finco 1 Plc as guarantors, Standard Chartered Bank as facility agent and Standard Chartered Bank (Hong Kong) Limited as original lender.

The IHS Holding 2025 Term Loan is a $200 million term loan. Funds borrowed under the IHS Holding 2025 Term Loan were applied towards repaying the IHS Brasil Debentures (as defined below).

The interest rate under the IHS Holding 2025 Term Loan is equal to Term SOFR plus a margin (which increases from 4.85% per annum for the first 12 months to 5.85% per annum for the next six months to 6.50% per annum for the next six months to 7.50% per annum for the final six months). IHS Holding Limited also pays certain other fees and costs, including a commitment fee, an arrangement fee, a structuring fee and a facility agent fee.

The IHS Holding 2025 Term Loan is scheduled to terminate in December 2027 and amortizes monthly from June 2027 until December 2027. Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five Business Days’ notice, or such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding 2025 Term Loan requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding 2025 Term Loan and (ii) upon the occurrence of a change of control as defined in the IHS Holding 2025 Term Loan.

The IHS Holding 2025 Term Loan contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge), in each case subject to certain agreed exceptions and materiality carve-outs. The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The IHS Holding 2025 Term Loan also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

As of March 13, 2026, the IHS Holding 2025 Term Loan was fully drawn down.

The IHS Holding 2025 Term Loan is governed by English law.

IHS Holding (2024) Dual-Tranche Term Loan

IHS Holding Limited entered into a dual-tranche term loan agreement in October 2024 (as amended and/or as amended and restated from time to time, the “IHS Holding 2024 Dual-Tranche Term Loan”), between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Towers NG Limited, IHS Mauritius NG2 Limited, IHS INT Mauritius Limited, INT Towers Limited, IHS Nigeria and INT Towers NG Finco 1 Plc as guarantors, FirstRand Bank Limited (acting through its Rand Merchant Bank division) as facility agent and certain financial institutions listed therein as original lenders.

The IHS Holding 2024 Dual-Tranche Term Loan is a $438.6 million equivalent term loan (based on the exchange rate as of October 15, 2024, the draw down date of the IHS Holding 2024 Dual-Tranche Term Loan), split into a U.S. dollar tranche with a total commitment of $255.0 million (the “U.S. Dollar Tranche”), and a ZAR tranche with a total commitment of ZAR 3,246.0 million (the “ZAR Tranche”). Funds borrowed under the IHS Holding 2024 Dual-Tranche Term Loan were applied towards, inter alia, repaying the entirety of IHS Holding Limited’s $600.0 million U.S. dollar-denominated term loan and general corporate purposes.

The interest rate applicable to the U.S. Dollar Tranche is equal to Term SOFR plus a margin of 4.50% per annum and under the ZAR Tranche is equal to JIBAR plus a margin of 4.50% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments and fees to the facility agent.

The IHS Holding 2024 Dual-Tranche Term Loan is scheduled to terminate in October 2029 and is repayable in full on that date. Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five Business Days’ notice, or such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding 2024 Dual-Tranche Term Loan requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding 2024 Dual-Tranche Term Loan and (ii) upon the occurrence of a change of control as defined in the IHS Holding 2024 Dual-Tranche Term Loan.

The IHS Holding 2024 Dual-Tranche Term Loan contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge), in each case subject to certain agreed exceptions and materiality carve-outs. The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The IHS Holding 2024 Dual-Tranche Term Loan also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

As of March 13, 2026, the U.S. Dollar Tranche and the ZAR Tranche of the IHS Holding 2024 Dual-Tranche Term Loan were fully drawn down.

The IHS Holding 2024 Dual-Tranche Term Loan is governed by English law.

IHS Holding (2020) Revolving Credit Facility

IHS Holding Limited entered into an up to $300.0 million U.S. dollar-denominated revolving credit facility agreement in March 2020 (as amended and/or as amended and restated from time to time, the “IHS Holding 2020 RCF”), between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Towers NG Limited, IHS Mauritius NG2 Limited, IHS INT Mauritius Limited, INT Towers Limited, IHS Nigeria and (since July 2024) INT Towers NG Finco 1 Plc as guarantors, Citibank Europe PLC, UK Branch as facility agent and certain financial institutions listed therein as original lenders.

The IHS Holding 2020 RCF contained customary information undertakings, affirmative covenants and negative covenants. It had an interest rate of Term SOFR plus a credit adjustment spread plus a margin of 3.00% per annum.

The IHS Holding 2020 RCF was cancelled in June 2025 and replaced by the IHS Holding 2025 RCF.

Nigeria (2026) Revolving Credit Facility

IHS Mauritius NG Holdco Limited, IHS Nigeria, IHS Towers NG Limited, INT Towers Limited and IHS Holding Limited entered into an NGN100.0 billion (approximately $69.0 million) Naira-denominated revolving credit facility agreement in January 2026 (with the potential to upsize to NGN 200.0 billion (approximately $138.1 million)) (as amended and/or as amended and restated from time to time the “Nigeria 2026 RCF”), between, amongst others, IHS Nigeria, IHS Towers NG Limited and INT Towers Limited as borrowers and guarantors; IHS Mauritius NG Holdco Limited, IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS INT Mauritius Limited and INT Towers NG Finco 1 Plc as guarantors; Stanbic IBTC as agent and certain financial institutions listed therein as original lenders.

The interest rate under the Nigeria 2026 RCF is equal to the Nigerian MPR plus a margin of 1.0% per annum. IHS Mauritius NG Holdco Limited also pays certain other fees and costs, including a supplemental agency fee, an arranging fee, a management fee and an agent fee.

The Nigeria 2026 RCF is scheduled to terminate in March 2029 and is repayable in full on that date. Subject to certain conditions, IHS Mauritius NG Holdco Limited and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2026 RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

The Nigeria 2026 RCF contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The Nigeria 2026 RCF also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

As of March 13, 2026, there were no amounts drawn and outstanding under the Nigeria 2026 RCF.

The Nigeria 2026 RCF is governed by English law.

Nigeria (2023) Revolving Credit Facility

IHS Mauritius NG Holdco Limited, IHS Nigeria, IHS Towers NG Limited, INT Towers Limited and IHS Holding Limited entered into an NGN44.0 billion (approximately $30.4 million) Naira-denominated revolving credit facility agreement in January 2023 (since upsized to NGN 55.0 billion (approximately $38.0 million)) (as amended and/or as amended and restated from time to time the “Nigeria 2023 RCF”), between, amongst others, IHS Nigeria, IHS Towers NG Limited and

INT Towers Limited as borrowers and guarantors; IHS Mauritius NG Holdco Limited, IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS INT Mauritius Limited and (since July 2024) INT Towers NG Finco 1 Plc as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The Nigeria 2023 RCF contained customary information undertakings, affirmative covenants and negative covenants. The interest rate was 20% per annum in the first year, moving to a floating rate of Nigerian MPR plus a margin of 2.5% (as further described therein) for the remainder of the term.

The Nigeria 2023 RCF expired in January 2026 and replaced by the Nigeria 2026 RCF.

Nigeria (2023) Term Loan

IHS Mauritius NG Holdco Limited, IHS Nigeria, IHS Towers NG Limited, INT Towers Limited and IHS Holding Limited entered into an NGN124.5 billion (approximately $86.0 million) Naira-denominated term loan agreement in January 2023 (later upsized to NGN165.0 billion (approximately $113.9 million)) (as amended and/or as amended and restated from time to time, the “Nigeria 2023 Term Loan”), between, amongst others, IHS Nigeria, IHS Towers NG Limited and INT Towers Limited as borrowers and guarantors; IHS Mauritius NG Holdco Limited, IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS Nigeria, IHS INT Mauritius Limited and (since July 2024) INT Towers NG Finco 1 Plc as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The Nigeria 2023 Term Loan contained customary information undertakings, affirmative covenants and negative covenants. The interest rate was 20% per annum in the first year, moving to a floating rate of Nigerian MPR plus a margin of 2.5% (as further described therein) for the remainder of the term.

In April 2025, INT Towers Limited fully prepaid the outstanding balance on the Nigeria 2023 Term Loan.

CIV (2023) Term Loan

IHS Côte d’Ivoire S.A. entered into a facility agreement in December 2023 (as amended and/or as amended and restated from time to time, the “CIV 2023 Term Loan”), between, amongst others, IHS Côte d’Ivoire S.A. as borrower and certain financial institutions listed therein as original lenders.

The CIV 2023 Term Loan is split into two tranches: one tranche with a total commitment of €88.0 million (approximately $103.4 million) (the “CIV 2023 Euro Tranche”), and another tranche with a total commitment of XOF11.2 billion (approximately $20.0 million) (the “CIV 2023 XOF Tranche”). Funds borrowed under the facility are to be applied towards, inter alia, refinancing certain indebtedness of IHS Côte d’Ivoire S.A. (including the IHS Côte d’Ivoire S.A. Facility), general corporate and working capital purposes, and funding a settlement of intercompany loans.

The CIV 2023 Term Loan is secured by, among other things, a charge over all onshore accounts of IHS Côte d’Ivoire S.A. and a pledge over the shares of IHS Mauritius Cote d’Ivoire Limited in IHS Côte d’Ivoire S.A.

The CIV 2023 Term Loan has an interest rate of 3.50% per annum plus 3 Month EURIBOR on the CIV 2023 Euro Tranche and 6.50% per annum on the CIV 2023 XOF Tranche. IHS Côte d’Ivoire S.A. also pays certain other fees and costs, including fees for undrawn commitments and fees to the facility agent.

The CIV 2023 Term Loan amortizes quarterly from June 2024 and will terminate in December 2028.

The CIV 2023 Term Loan contains customary information undertakings, affirmative covenants and negative covenants, in each case subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants.

As of March 13, 2026, the CIV 2023 Euro Tranche and the CIV 2023 XOF Tranche were fully drawn down.

The CIV 2023 Term Loan is governed by French law.

IHS South Africa (2022) Facility

IHS Towers South Africa Proprietary Limited (“IHS SA”) entered into a ZAR3,470.0 million (approximately $209.1 million) facility agreement in May 2022 (as amended and/or as amended and restated from time to time, the “IHS SA Facility”), between, amongst others, IHS SA as borrower and certain financial institutions listed therein as original lenders.

Funds borrowed under the facility were partly applied toward the payment of consideration owed pursuant to the MTN SA Acquisition. The remaining funds can be applied toward capital expenditure and general corporate purposes.

The IHS SA Facility is secured by, among other things, a pledge over all shares owned by IHS South Africa Holding Proprietary Limited in IHS SA, a general notarial bond and a special notarial bond.

The IHS SA Facility has an interest rate of 2.75% per annum plus 3 Month JIBAR. IHS SA also pays certain other fees and costs, including fees for undrawn commitments and fees to the facility agent.

The IHS SA Facility amortizes, in relation to tranche A, starting from September 2023, quarterly, until maturity in May 2029 and in relation to tranche B, starting from September 2024, quarterly, until maturity in May 2029.

The IHS SA Facility will terminate in May 2029.

The IHS SA Facility contains customary information and negative covenants, as well as requirements for IHS SA to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to EBITDA ratios and interest coverage ratios.

As of March 13, 2026, the IHS SA Facility was fully drawn down.

The IHS SA Facility is governed by South African law.

I-Systems (2022) Facility

I-Systems entered into a BRL200.0 million (approximately $36.5 million) credit agreement in October 2022 (as amended and/or as amended and restated from time to time, the “I-Systems Facility”), between, amongst others, I-Systems as borrower and certain financial institutions listed therein as original lenders. The I-Systems Facility has an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and it was fully drawn down in October 2022.

In October 2022, Itau Unibanco S.A. provided an additional commitment in an aggregate amount of BRL200.0 million (approximately $36.5 million) on the same terms, available in two tranches. The first tranche of BRL80.0 million (approximately $14.6 million was drawn down in February 2023 with an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and the second tranche of BRL120.0 million (approximately $21.9 million) was drawn down in March 2023 with an interest rate of CDI plus 2.50% (assuming a 252-day calculation basis).

I-Systems also pays certain other fees and costs, including fees for undrawn commitments and fees to the facility agent.

Funds borrowed under the facility are to be applied towards, inter alia, general corporate purposes and working capital.

The I-Systems Facility is secured by the chattel mortgage of certain credit rights of I-Systems.

The I-Systems Facility amortizes semi-annually from October 2026 and will terminate in October 2030.

The I-Systems Facility contains customary information and negative covenants and requires I-Systems to maintain a specified net debt to EBITDA ratio. It also contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions.

As of March 13, 2026, the I-Systems Facility was fully drawn down.

The I-Systems Facility is governed by Brazilian law.

IHS Zambia (2020) Facility

IHS Zambia Limited entered into two facilities pursuant to a common terms agreement in December 2020 (as amended and/or as amended and restated from time to time, the “Zambia Facility”), between, amongst others, IHS Zambia Limited as borrower, IHS Holding Limited as guarantor and certain financial institutions listed therein as original lenders.

The Zambia Facility is a total commitment of $95.0 million with certain financial institutions, split into a $75.0 million aggregate commitment facility and a second $20.0 million aggregate commitment facility.

The Zambia Facility is secured by, among other things, a fixed and floating charge, a charge over all onshore accounts of IHS Zambia Limited and a pledge over the shares of IHS Mauritius Zambia Limited in IHS Zambia Limited.

The Zambia Facility has an interest rate of 5.0% per annum plus 3 Month Term SOFR and a credit adjustment spread of 0.26161% per annum. IHS Zambia Limited also pays certain other fees and costs, including fees for undrawn commitments and fees to the facility agent.

The Zambia Facility amortizes quarterly from April 2023 and will terminate in December 2027.

The Zambia Facility contains customary information undertakings, affirmative covenants and negative covenants, in each case subject to certain agreed exceptions and materiality carve-outs. These include an interest coverage ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants.

As of March 13, 2026, the Zambia Facility was fully drawn down.

The Zambia Facility is governed by English law.

Debentures

IHS Brasil - Cessão de Infraestruturas S.A. Debentures

IHS Brasil - Cessão de Infraestruturas S.A. (“IHS Brasil”) issued debentures for (i) BRL1,200.0 million (approximately $219.1 million), in September 2023 (the “IHS 2023 Brasil Debentures”) and (ii) BRL300.0 million (approximately $54.8 million) in June 2024 (the “IHS 2024 Brasil Debentures”) (both as amended and/or as amended and restated from time to time, and collectively being the “IHS Brasil Debentures”).

The IHS Brasil Debentures contained customary information undertakings, affirmative covenants and negative covenants. The IHS 2023 Brasil Debentures had an interest rate of CDI plus 3.10% per annum and the IHS 2024 Brasil Debentures had an interest rate of CDI plus 2.80% per annum.

The IHS Brasil Debentures were redeemed in full in June 2025 pursuant to a tender offer.

I-Systems Debentures

I-Systems issued debentures for BRL160.0 million (approximately $29.2 million) in June 2024 (as amended and/or as amended and restated from time to time, the “I-Systems Debentures”).

The I-Systems Debentures amortize semi-annually from November 2026 until maturity in May 2032.

The proceeds from the issuance of the I-Systems Debentures were applied towards, inter alia, general corporate and working capital purposes.

The I-Systems Debentures are secured by a pledge over the bank account where I-Systems’ receivables are deposited. The I-Systems Debentures have an interest rate of CDI plus 2.10% per annum and will mature in May 2032.

The I-Systems Debentures contain customary information and financial covenants, including but not limited to the maintenance of specified net debt to EBITDA. They also contain customary negative covenants and restrictions including, but not limited to, on dividends and other payments to shareholders, intercompany loans and capital reductions.

As of March 13, 2026, the aggregate principal amount outstanding of the I-Systems Debentures was BRL160.0 million (approximately $29.2 million).

The I-Systems Debentures are governed by Brazilian law.

IHS South Africa (2025) Money Market Facility

IHS SA entered into a ZAR200.0 million (approximately $12.1 million) money market facility agreement in May 2025 with Absa Bank Limited as lender (the “IHS SA MMF”). Funds borrowed under the IHS SA MMF can be used for general corporate purposes. The IHS SA MMF can be cancelled by either party at any time with immediate effect upon written notice, and the facility is governed by South African law.

As of March 13, 2026, there were no amounts drawn and outstanding under the IHS SA MMF.

IHS Cameroon Overdrafts

In September 2025, IHS Cameroon entered into an XAF10 billion (approximately $17.9 million) overdraft loan agreement with Ecobank Cameroun as lender (the “Ecobank Overdraft”). The Ecobank Overdraft has an interest rate of 5.5% per annum plus VAT and its purpose is to enable IHS Cameroon to finance working capital needs. The Ecobank Overdraft expires in August 2026, and amounts borrowed may be prepaid by IHS Cameroon at any time. It is governed by Cameroon law. As of March 13, there were no amounts drawn and outstanding under this overdraft.

In October 2025, IHS Cameroon entered into an XAF10 billion (approximately $17.9 million) overdraft loan agreement with Access Bank Cameroon PLC as lender (the “Access Bank Overdraft”). The Access Bank Overdraft is available in two tranches, with an XAF7 billion tranche at an interest rate of 5.5% per annum plus VAT and an XAF3 billion tranche at an interest rate of 6.0% per annum plus VAT. The purpose of the Access Bank Overdraft is to enable IHS Cameroon to finance working capital needs. The Access Bank Overdraft expires in September 2026, and amounts borrowed may be prepaid by IHS Cameroon at any time. It is governed by Cameroon law. As of March 13, 2026, there were no amounts drawn and outstanding under this overdraft.

Letter of Credit Facilities

As of March 13, 2026, IHS (Nigeria) Limited has not drawn any funding under agreed letters of credit. These letters mature on March 31, 2026, and their interest rates range from 12.00% to 15.39%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of March 13, 2026, INT Towers Limited has not drawn any funding under agreed letters of credit. These letters mature on March 31, 2026, and their interest rates range from 12.00% to 15.39%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

Global Independent Connect Limited agreed letters of credit matured on December 31, 2025. The interest rate was 15.39%. These letters of credit were utilized to fund capital and operational expenditure with suppliers.

Hedging Transactions

In connection with the disposal of our Latin American fiber operations, we entered into a BRL 915 million (approximately $167 million) deal contingent non-deliverable foreign exchange forward transaction with JPMorgan Chase Bank, N.A. on February 12, 2026. The transaction has a long-stop date of February 11, 2027. We entered into this transaction to hedge the proceeds from the disposal, which will be denominated in Brazilian Real.

In connection with the disposal of our Latin American tower operations, we entered into a BRL 1,500 million (approximately $274 million) deal contingent non-deliverable foreign exchange forward transaction with Itau BBA International plc on February 18, 2026. The transaction has a long-stop date of February 17, 2027. We entered into this transaction to hedge the Brazilian Real-denominated component of the sale price that is not fixed to U.S. dollars directly in the stock purchase agreement.

C. Research and Development, Patents and Licenses, etc.

The Company does not have any research and development policies or patents. See note 2.13(b) to our audited consolidated financial statements included in this Annual Report for a discussion of our licenses.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Name	Age	Position
Executive Officers
Sam Darwish	54	Chairman, Group Chief Executive Officer and Director
Mohamad Darwish	46	Executive Vice President, IHS Nigeria Chief Executive Officer
William Saad	54	Executive Vice President, Group Chief Operating Officer
Steve Howden	43	Executive Vice President, Chief Financial Officer
Ayotade Oyinlola	51	Executive Vice President, Chief Human Resources Officer
Mustafa Tharoo	52	Executive Vice President, Group General Counsel
Directors
Ursula Burns	67	Director
John Ellis Bush	73	Director
Bashir El-Rufai	72	Director
Maria Carolina Lacerda	53	Director
Nicholas Land	78	Director
Phuthuma Nhleko	65	Director
Aniko Szigetvari	56	Director

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

Howden has approximately 20 years of finance and corporate finance experience. Mr. Howden is a qualified Chartered Accountant.

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

Ursula Burns joined the Board of Directors of IHS Holding Limited as a Non-Executive Independent Director in July 2020. Ms. Burns most recently held the position of Chair and CEO of VEON, Ltd, where she was appointed Chair from June 2017 and then made Chair and CEO from December 2018 to June 2020. Ms. Burns is also a founding partner of Integrum Holdings, a private equity firm. She currently serves as a member of the boards of directors of Uber Technologies Inc., Teneo Holdings LLC and Taiwan Semiconductor Manufacturing Company Ltd., amongst others, and provides leadership counsel to several community, educational and non-profit organizations. Ms. Burns served as Chair of the President’s Export Council from 2015 to 2016 after holding the position of Vice Chair from 2010 to 2015. From 2022 to 2024, Ms. Burns served on the U.S. Department of Commerce’s Advisory Council on Supply Chain Competitiveness as Vice Chair. Ms. Burns also has 35 years of experience with Xerox, joining the organization as a mechanical engineer before moving into management, where she served in a number of strategic roles across the company, including as CEO from 2009 to 2016 and as Chair from 2010 to 2017.

John Ellis (Jeb) Bush joined the Board of Directors of IHS Holding Limited as a Non-Executive Independent Director in August 2019. Mr. Bush has served as the President of Jeb Bush & Associates LLC since 2007, and as Chairman and Co-founder of Finback Investment Partners LLC since 2019. Mr. Bush has served on the board of directors of InnovAge Holding Corp. since 2021 and Healthedge since 2026. Mr. Bush has also served as Chairman of the Foundation for Excellence in Education since 2007 and on the board of Bloomberg Philanthropies since 2025. Mr. Bush was previously a senior adviser for Barclays and a board member of Tenet Healthcare Corp. Mr. Bush served as Governor of Florida from 1999 to 2007 and as the Florida Secretary of Commerce from 1986 to 1988.

Mallam Bashir Ahmad El-Rufai joined the Board of Directors of IHS Holding Limited in June 2013. Mr. El-Rufai has also served on the boards of a number of our subsidiaries. Prior to joining IHS Nigeria, Mr. El-Rufai served as Training and Development Officer and later Assistant Production Manager at Kano State Oil & Allied Product Limited from 1977 to 1979, before joining Nigerian Cereals Processing Company Ltd as Group Marketing Manager from 1981 to 1983. He served as Chief Commercial Officer for the Northern District of Nigerian External Telecommunications Limited from 1983 to 1985 and held several positions at Nigerian Telecommunications Ltd from 1985 to 1996. Mr. El-Rufai was also co-founder and President of Intercellular Nigeria Limited from 1997 to 2009. Mr. El-Rufai currently serves as Chairman of Intercellular Nigeria and has served as Vice Chairman and Corporate Advisor of Intercellular (Nigeria) Limited in 2009. He also served as an Independent Director of FSDH Merchant Bank Limited. Mr. El-Rufai has also chaired several boards, including Channel Distribution (an ICT company), Systemtech (an IT company), Alpha Aluminium and Northstar Chemicals, among others.

Maria Carolina Lacerda joined the Board of Directors of IHS Holding Limited in October 2021 as a Non-Executive Independent Director. Ms. Lacerda has over 25 years of experience in the financial industry and has held various senior management positions throughout her career, including at UBS Investment Bank, UNIBANCO, Deutsche Bank, Merrill Lynch, Inc. and Bear, Stearns & Company, Inc. Ms. Lacerda has served as an independent member of the board of directors of BB Seguridade RI since April 2023, of PagBank PagSeguro since January 2023, and of Vivara Participacoes S.A. since

April 2024. Ms. Lacerda previously served as an independent board member of Hypera Pharma from October 2016 to April 2025, Rumo S.A. from May 2021to November 2025, China Three Gorges Brasil from June 2022 to December 2024, and Vibra Energia (formerly BR Distribuidora) from 2019 to 2022. Between 2012 and 2016 she served as a board member of ANBIMA (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), CNF (Confederação Nacional das Instituições Financeiras) and the Listing Chamber at BM&FBovespa in Brazil.

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

Phuthuma Nhleko joined the Board of Directors of IHS Holding Limited in October 2021 as a Non-Executive Independent Director. Mr. Nhleko previously served as Chief Executive of MTN Group from 2002 to 2011 and continued to serve as Non-Executive Director and Chair of the MTN Group board from 2013 to 2019. Mr. Nhleko is currently Chairman of the Phembani Group (PTY) Ltd, a position he has held since 2011. He also currently serves as Chairman of the Johannesburg Stock Exchange, or the JSE. Mr. Nhleko also serves as a director of Engen, TBWA South Africa, and Pembani Remgro Infrastructure Fund Managers. Previously, he served on the boards of Tullow Oil Plc from 2011 to 2025, BP plc from 2011 to 2016 and Anglo American from 2011 to 2015. In addition, during his tenure as MTN Group CEO, Mr. Nhleko was a non-executive director at the GSM Association, the global trade association for mobile phone operators. Prior to joining MTN Group, Mr. Nhleko served as a director of Nedbank Group Limited and Old Mutual Life (SA).

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

Appointment Rights

Pursuant to our shareholders’ agreement with certain of our shareholders, certain of our shareholders were given rights to designate directors for nomination by our board of directors from time to time, based on a minimum shareholding level. Currently, Oranje-Nassau Développement S.C.A. FIAR (“Wendel”) maintains the minimum beneficial ownership requirement to make such a designation for nomination under the shareholders’ agreement. Our Articles also contain certain director nomination rights, subject to certain thresholds and other requirements contained therein.

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for the year ended December 31, 2025, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our board.

Executive Officer and Director Compensation

The compensation for each of our executive officers is comprised of the following elements: base salary, bonus, and contractual benefits such as pension, allowances and, end of service contributions. Total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2025 was $26,755,974. The company maintains a variety of retention schemes which can include deferred compensation subject to certain criteria being met in the future. Our executive officers are eligible to receive performance and service related bonuses pursuant to the terms of their service agreements or otherwise as approved by the Board, and our executive officers received rights under the 2021 Omnibus Incentive Plan (as defined below) of up to 6,144,989 ordinary shares during the year ended December 31, 2025.

In the year ended December 31, 2025, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our executive officers and members of our board.

Share Incentive Plans

Non-Employee Director Grants

In connection with our IPO, certain non-employee directors received restricted stock unit grants over a total of 259,784 ordinary shares all of which have been issued and vested as of December 31, 2025.

2021 Omnibus Incentive Plan

We adopted the IHS Holding Limited 2021 Omnibus Incentive Plan, or the 2021 Omnibus Incentive Plan, on September 30, 2021, and it became effective upon the approval of our shareholders on October 4, 2021, or the Effective Date. If not previously terminated by the Board, the 2021 Omnibus Incentive Plan will terminate on the close of business on the ten-year anniversary of the Effective Date. Under the 2021 Omnibus Incentive Plan, subject to adjustments for certain changes in our capital structure (described below under “Adjustments”), a maximum of 22,120,000 of our ordinary shares may be issued to our eligible employees, consultants, and non-employee directors and of our affiliates. Only our employees or employees of our affiliates are eligible to receive incentive stock options. All shares reserved for issuance under the 2021 Omnibus Incentive Plan may be used for incentive stock options. As of December 31, 2025, there are subsisting conditional rights under the 2021 Omnibus Incentive Plan over up to 18,528,898 ordinary shares.

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

C. Board Practices

Board Composition

Our board of directors is composed of 8 members. Sam Darwish serves as the Chairman of our board of directors and John Ellis Bush serves as Lead Independent Director. Phuthuma Nhleko, our current Class I Director, John Ellis Bush, Bashir El-Rufai and Nicholas Land, our current Class II Directors, and Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari, our current Class III Directors, each have a current term that expires at our 2026 AGM, following which the board of directors shall no longer be classified.

A Director whose term has expired may be reappointed in accordance with the terms of the Articles. At any general meeting where a resolution for the election of directors is proposed, a plurality of the votes cast shall be sufficient to elect a director. In addition, our directors may appoint any person to be a director as a result of a casual vacancy or as an additional director. Our Articles provide that a director may be removed by an ordinary resolution of the shareholders (provided that no more than four directors in aggregate may be removed pursuant to that provision in any given period between annual general meetings as described in the Articles) or for “cause” (as defined therein) by notice from not less than 75% of the directors then in office. Each of our directors holds office until he or she resigns or is removed from office in accordance with our Articles.

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

Following our home country governance practices may provide less protection than is given to investors under the NYSE listing requirements applicable to domestic issuers. For more information, see Item 3.D. “Risk Factors — Risks Relating to Ownership of our Ordinary Shares — As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.”

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

Remuneration Committee

The remuneration committee consists of Aniko Szigetvari, John Ellis Bush and Maria Carolina Lacerda. Aniko Szigetvari serves as Chair of the committee.

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

Health, Safety, Security and Environmental Committee

The health, safety, security and environmental committee consists of Phuthuma Nhleko, Bashir El-Rufai and Maria Carolina Lacerda. Phuthuma Nhleko serves as Chair of the committee.

The health, safety, security and environmental committee assists our board in its oversight and support of the implementation and effectiveness of our environmental, health and safety risk-management procedures, policies, programs and initiatives, and is responsible for, among other things:

●	reviewing and evaluating the status of our health, safety, security and environmental performance, including processes to ensure compliance with internal policies and goals and applicable laws and regulations;
●	reviewing management reports regarding its efforts with regard to environmental and social matters, including our policies, programs and strategies related to environmental stewardship, corporate citizenship and other social and public matters of significance to us;
●	reviewing and providing input to us on the management of current and emerging health, safety, security and environmental issues, policies, laws and regulations; and
●	reviewing, at least annually, processes designed to mitigate key health, safety, security and environmental risks.

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

D. Employees

As of December 31, 2025, we had 2,762 employees.

The table below sets out the number of employees, by geography, as of December 31, 2025:

Geography	Number
Nigeria	1,559
Côte d’Ivoire	158
Cameroon	145
Zambia	108
Latin America (discontinued operations)	418
South Africa	123
Other	251
Total	2,762

The table below sets out the number of employees, by category, as of December 31, 2025:

Department	Number
Technical	1,621
Finance	271
Information Technology	137
Human resources	101
Legal	88
Commercial	71
Executive	36
Other	437
Total	2,762

As of December 31, 2025, we had engaged 410 temporary employees in various departments, including human resources, legal and technical, who performed various functions in support of legal, compliance, operational efficiency, property management and maintenance across our sites.

In Cameroon, we have 48 unionized employees, representing approximately 33% of employees in Cameroon, while in Cote d'Ivoire, we have 48 unionized employees, representing approximately 30% of employees in Cote d'Ivoire, and in Zambia, we have 41 unionized employees, representing 38% of employees in Zambia. In each of these countries, we are subject to a National Collective Agreement of Trade. However, this is issued at a country level and is not specific to us as a company. In addition, in Brazil (Latin America), all permanent employees are covered by the same Collective Agreement, as determined by local legislation.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of February 28, 2026 by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
●	each of our executive officers and directors; and
●	all of our executive officers and directors as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 28, 2026 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Ordinary shares that a person has the right to acquire within 60 days of February 28, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o IHS Holding Limited, 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of beneficial owner	Number	%
5% or Greater Shareholders
Mobile Telephone Networks (Netherlands) B.V.(a)	85,176,719	25.4%
Entities affiliated with Wendel(b)	62,975,396	18.8%
Korea Investment Corporation(c)	21,666,802	6.5%
International Finance Corporation(d)	19,158,270	5.7%
Warrington Investment Pte Ltd(e)	18,055,054	5.4%
Executive Officers and Directors
Sam Darwish	13,841,425	4.1%
Mohamad Darwish	2,076,427	*
William Saad	3,935,679	1.2%
Steve Howden	488,206	*
Ayotade Oyinlola	429,807	*
Mustafa Tharoo	815,399	*
Ursula Burns	37,112	*
John Ellis Bush	118,556	*
Bashir El-Rufai(f)	1,084,516	*
Maria Carolina Lacerda	37,112	*
Nicholas Land	37,112	*
Phuthuma Nhleko	37,112	*
Aniko Szigetvari	37,112	*
All executive officers and board members as a group (13 persons)	22,975,675	6.8%

*	Indicates beneficial ownership of less than 1% of the total issued and outstanding ordinary shares.
(a)	Based solely on a Schedule 13G filed with the SEC on February 14, 2022, MTN Group Limited, Mobile Telephone Networks Holdings Limited, MTN International (Pty) Limited, MTN International (Mauritius) Limited, MTN (Dubai) Limited, Mobile Telephone Networks (Netherlands) Cooperatieve U.A., and Mobile Telephone Networks (Netherlands) B.V. may be deemed to beneficially own and have shared voting power and shared dispositive power over 85,176,719 ordinary shares. Mobile Telephone Networks (Netherlands) B.V. is ultimately a wholly owned subsidiary of MTN Group Limited, the parent company of each of the reporting persons named in this footnote. The address for MTN Group Limited, Mobile Telephone Networks Holdings Limited and MTN International (Pty) Limited is 216 14th Avenue, Fairland, Johannesburg, South Africa 2195. The address for MTN International (Mauritius) Limited is c/o Rogers Capital Corporate Services Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. The address for MTN (Dubai) Limited is Unit OT 08-30, OT 08-31, OT 08-32- , OT 08-33- , OT 08-34- , OT 08-35, Level 8, Central Park Offices, Dubai International Financial Centre, P O Box 506735, Dubai, United Arab Emirates. The address for Mobile Telephone Networks (Netherlands) Coöperatieve U.A. and Mobile Telephone Networks (Netherlands) B.V. is Westerdoksdijk 423, 1013 BX Amsterdam, The Netherlands.
(b)	Based solely on a Schedule 13G/A filed with the SEC on February 13, 2023, and information known to the Company (a) Wendel SE may be deemed to beneficially own and has shared voting and dispositive power over 62,975,396 ordinary shares, and (b) Oranje-Nassau Développement S.C.A. FIAR, or Wendel, may be deemed to beneficially own and has shared voting and dispositive power over 62,975,396 ordinary shares. Wendel is managed by its general partner Wendel Luxembourg SA ( the “General Partner”). A majority vote of directors is required for any action by the General Partner, and no single director has a veto right. Each of the General Partner and its boards of directors disclaims beneficial ownership of the shares of the Company held by Wendel. The address for Wendel is 5, rue Pierre d’Aspelt L1142 Luxembourg. The address for Wendel SE is 89, rue Taitbout, Paris, France, 75009.
(c)	Based solely on a Schedule 13G filed with the SEC on February 15, 2022, Korea Investment Corporation may be deemed to beneficially own and has sole voting power and dispositive power over 21,666,802 ordinary shares. Korea Investment Corporation is a statutory juridical corporation established under the Korea Investment Corporation Act of the Republic of Korea. The address for Korea Investment Corporation is 17F-18F State Tower Namsan, 100 Toegye-ro, Jung-gu, Seoul, 04631, South Korea.
(d)	Based solely on a Schedule 13G filed with the SEC on February 17, 2026, International Finance Corporation ("IFC") may be deemed to beneficially own 19,158,270 ordinary shares, representing 5.7% of the ordinary shares issued and outstanding (based on 335,521,222 shares issued and outstanding as of May 8, 2025). IFC, acting through IFC Asset Management Company, its equity mobilization department, possesses management power and dispositive control over

IFC Global Infrastructure Fund, LP, an English limited partnership ("GIF Fund"). GIF Fund holds 7,496,287 ordinary shares, while IFC directly holds 11,661,983 ordinary shares. IFC has sole voting power and sole dispositive power over 11,661,983 ordinary shares, and shared voting power and shared dispositive power over 19,158,270 ordinary shares. IFC is an international organization established by Articles of Agreement among its member countries, including the United States. The address for International Finance Corporation is 2121 Pennsylvania Avenue, NW, Washington, District of Columbia 20433, United States. Based solely on a Schedule 13G filed with the SEC on February 17, 2026, International Finance Corporation ("IFC") may be deemed to beneficially own 19,158,270 ordinary shares, representing 5.7% of the ordinary shares issued and outstanding (based on 335,521,222 shares issued and outstanding as of May 8, 2025). IFC, acting through IFC Asset Management Company, its equity mobilization department, possesses management power and dispositive control over IFC Global Infrastructure Fund, LP, an English limited partnership ("GIF Fund"). GIF Fund holds 7,496,287 ordinary shares, while IFC directly holds 11,661,983 ordinary shares. IFC has sole voting power and sole dispositive power over 11,661,983 ordinary shares, and shared voting power and shared dispositive power over 19,158,270 ordinary shares. IFC is an international organization established by Articles of Agreement among its member countries, including the United States. The address for International Finance Corporation is 2121 Pennsylvania Avenue, NW, Washington, District of Columbia 20433, United States.
(e)	Based solely on a Schedule 13G filed with the SEC on February 15, 2022, each of GIC Private Limited (“GIC PL”), GIC Special Investments Private Limited (“GIC SI”) and Warrington Investment Pte Ltd. (“Warrington”) may be deemed to beneficially own and have shared voting and dispositive power over 18,055,054 ordinary shares. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL. GIC PL is wholly owned by the Government of Singapore (“GoS”) and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares. The address for each of GIC PL, GIC SI and Warrington is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.
(f)	Includes 1,047,404 ordinary shares owned by African Tower Investment Limited over which Mr. El-Rufai has beneficial ownership. The address for Mr. El-Rufai is c/o IHS GCC Limited, Unit 802, Level 8, The Exchange, Dubai International Financial Centre, P.O. Box 506528, Dubai, United Arab Emirates.

As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. To our knowledge, as of February 28, 2026, we had 174,159,437 ordinary shares held by three US resident shareholders of record.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

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

B. Related Party Transactions

The following is a description of related party transactions since January 1, 2025, other than equity and other compensation, termination, change in control and other arrangements with our key management personnel and close members of such individuals’ families, which are described under Item 6.D. “Directors, Senior Management and Employees – Compensation”.

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

Relationship and Transactions with MTN Group and Wendel

One of our shareholders, MTN Group, is a related party of the MTN Customers. We have entered into MLAs separately with each of the MTN Customers in our relevant countries of operation, that expire in December 2032 in Nigeria, March 2033 in Cameroon, April 2033 in Côte d’Ivoire, March 2034 in Zambia and April 2034 in South Africa. In addition to the MLAs, we also enter into SLAs from time to time with the MTN Customers. The MTN Customers accounted for 53%, 5%, 5%, 1%, and 6% of our revenue for the year ended December 31, 2025, respectively.

Agreement and Plan of Merger and Support Agreement with MTN Group Limited and Support Agreement with Wendel

As described elsewhere in this Annual Report, MTN Group, through its subsidiary Mobile Telephone Networks (Netherlands) B.V. ("Holdings"), is one of our significant shareholders, beneficially owning 85,176,719 ordinary shares, representing approximately 25.4% of our outstanding ordinary shares. MTN Group is also a related party of certain MTN operating entities that are our customers in the African countries in which we currently operate, including MTN Nigeria, MTN Côte d'Ivoire, MTN Cameroon, MTN Zambia and MTN South Africa.

Wendel is also one of our significant shareholders, as described above, and beneficially owns 62,975,396 ordinary shares, representing approximately 18.8% of our outstanding ordinary shares.

On February 17, 2026, the Company entered into an agreement and plan of merger (the "Merger Agreement") with MTN Group Limited ("MTN"), Holdings, and Sub-Merger Co, a wholly owned subsidiary of Holdings ("Merger Sub"). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein and in accordance with Part 16 of the Companies Act (as revised) of the Cayman Islands, Merger Sub will merge with and into the Company (the "Merger"), with the Company being the surviving company in the Merger. At the effective time of the Merger, each ordinary share issued and outstanding immediately prior to the effective time (other than certain excluded shares as specified in the Merger Agreement) will be cancelled and cease to exist in exchange for the right to receive $8.50 in cash per ordinary share, without interest thereon. The Per Share Merger Consideration is expected to be financed with cash and debt facilities of MTN and its affiliates and with cash of the Company and its subsidiaries. If the Merger is consummated, the ordinary shares will be delisted from the New York Stock Exchange and deregistered under the Exchange Act, and the Company will become a privately held company.

The Board unanimously approved the entry into and the performance of the Merger Agreement, the Plan of Merger, and the Merger and the transactions contemplated thereby and recommended that the Company's shareholders vote in favor of the authorization and approval of the Merger Agreement, the Plan of Merger, the Merger and the transactions contemplated thereby at a general meeting of shareholders. The completion of the Merger is subject to certain closing conditions, including, among others, the approval of the Merger Agreement by the affirmative vote of the holders of at least two-thirds of the voting power of ordinary shares entitled to vote and actually voting at the shareholders meeting, the receipt of requisite regulatory approvals, and the satisfaction of certain cash and debt conditions.

In connection with the Merger Agreement, on February 17, 2026, MTN and Holdings entered into a voting and support agreement with the Company (the "Parent Support Agreement") with respect to 85,176,719 ordinary shares beneficially owned by Holdings. In addition, MTN and Wendel entered into a voting and support agreement with the Company (the "Wendel Support Agreement") with respect to 62,975,396 ordinary shares beneficially owned by Wendel. Pursuant to the MTN Support Agreement and the Wendel Support Agreement, Holdings and Wendel have agreed, among other things, to vote their respective ordinary shares in favor of the Merger Agreement, the Plan of Merger, the Merger and the transactions contemplated thereby.

For a more detailed description of the Merger Agreement and the transactions contemplated thereby, see Item 4. Information on the Company—History and Development of the Company—Recent Developments."

Teneo

During the year ended December 31, 2023, the Group entered into an arm’s length agreement for the provision of consulting services from Teneo Strategy LLC (“Teneo Strategy”). Ms. Ursula Burns, one of our directors, is the Chairwoman of the Board of Teneo Worldwide, LLC. Total fees incurred by the Group for services provided by Teneo Strategy for the year ended December 31, 2025, were $496,667, and the amount due to Teneo Strategy at December 31, 2025 was $181,667.

K2022644716 (South Africa) Proprietary Limited

In December 2024, the Group received clearance from the Competition Commission of South Africa for the subscription of 30% of the shares in its subsidiary, IHS South Africa, by SA Tower Holdings Proprietary Limited (“SATH”), a consortium of B-BBEE parties. The transaction completed in January 2025. The completion of this transaction satisfies one of the conditions set by the Competition Commission of South Africa, to achieve and maintain certain B-BBEE contributor levels.

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

We did not propose or pay dividends in the year ended December 31, 2025.

B. Significant Changes

Other than as described in Item 4. Information on the Company—History and Development of the Company—Recent Developments", there have been no significant changes since the date of the annual financial statements included in the document.

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

C. Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form F 1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form F 1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File 333-260317) filed with the SEC on October 18, 2021).
●	Term Loan Facility Agreement, dated January 3, 2023 among IHS Mauritius NG Holdco Limited as guarantor, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Nigeria, IHS Mauritius NG2 Limited, IHS Towers NG Limited, IHS INT Mauritius Limited and INT Towers as guarantors, Access Bank Plc, Ecobank Nigeria Limited, Rand Merchant Bank Nigeria Limited and United Bank for Africa Plc as mandated lead arrangers, Ecobank Nigeria Limited as facility agent, and the financial institutions listed therein as the lenders (incorporated by reference to Exhibit 4.8 to Form 20-F (File No. 001-40876) filed with the SEC on March 28, 2023).
●	Amendment Letter dated February 15, 2024 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023 (incorporated by reference to Exhibit 4.13 to Form 20-F (File No. 001-40876) filed with the SEC on March 12, 2024).
●	Amendment Letter dated August 5, 2024 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-40876) furnished to the SEC on August 13, 2024 (second Form 6-K)).
●	Amendment Letter dated November 14, 2024 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023 (filed as Exhibit 4.6 to this Annual Report on Form 20-F).
●	Amendment Letter dated January 28, 2025 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023 (filed as Exhibit 4.7 to this Annual Report on Form 20-F).
●	Revolving Credit Agreement, dated January 3, 2023 among IHS Mauritius NG Holdco Limited as guarantor, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Nigeria, IHS Mauritius NG2 Limited, IHS Towers NG Limited, IHS INT Mauritius Limited and INT Towers as guarantors, Access Bank Plc, Ecobank Nigeria Limited, Rand Merchant Bank Nigeria Limited and United Bank for Africa Plc as mandated lead arrangers, Ecobank Nigeria Limited as facility agent, and the financial institutions listed therein as the lenders (incorporated by reference to Exhibit 4.9 to Form 20-F (File No. 001-40876) filed with the SEC on March 28, 2023).

●	Amendment Letter dated February 15, 2024 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023 (incorporated by reference to Exhibit 4.14 to Form 20-F (File No. 001-40876) filed with the SEC on March 12, 2024).
●	Amendment Letter dated August 5, 2024 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-40876) filed with the SEC on August 13, 2024).
●	Amendment Letter dated November 14, 2024 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023 (filed as Exhibit 4.11 to this Annual Report on Form 20-F).
●	Amendment Letter dated January 28, 2025 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023 (filed as Exhibit 4.12 to this Annual Report on Form 20-F).
●	Supplemental Indenture, dated as of June 17, 2021, among IHS Mauritius NG Holdco Limited, as issuer, IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS (Nigeria) Limited, IHS Towers NG Limited, IHS INT Mauritius Limited, INT Towers Limited, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Company’s Registration Statement on Form F 1 (File No. 333-259593) filed with the SEC on October 4, 2021).
●	Indenture, dated as of November 29, 2021, among IHS Holding Limited., as issuer, IHS Mauritius NG Holco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited, IHS INT Mauritius Limited, as guarantors, Lucid Trustee Services Limited, as Trustee, and Citibank N.A. London Branch, as Principal Paying Agent, Transfer Agent and Registrar (incorporated by reference to Exhibit 2.6 to the Company’s Annual Report on Form 20-F/A (File No. 001-40876) filed with the SEC on August 16, 2022).
●	Term Loan Facility Agreement, dated October 7, 2024, between, among others, IHS Holding Limited as borrower, First Rand Bank Limited (acting through its Rand Merchant Bank division) as facility agent and the financial institutions listed therein as mandated lead arrangers and original lenders (incorporated by reference to Exhibit 99.4 to Form 6-K (File No. 001-40876) furnished to the SEC on November 12, 2024 (second Form 6-K)).
●	Indenture, dated as of November 29, 2024, among IHS Holding Limited, as issuer, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, as guarantors, Kroll Trustee Services Limited, as Trustee, and Citibank N.A. London Branch, as Principal Paying Agent, Transfer Agent and Registrar (filed as Exhibit 2.7 to this Annual Report on Form 20-F).
●	Supplemental Indenture, dated as of November 29, 2024 among, as issuer IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS (Nigeria) Limited, IHS Towers NG Limited, IHS INT Mauritius Limited, INT Towers Limited and INT Towers NG Finco 1 Plc, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar (filed as Exhibit 2.8 to this Annual Report on Form 20-F).
●	Supplemental Indenture dated April 7, 2025, among IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited and IHS INT Mauritius Limited, Citibank, N.A., London Branch as trustee and Citibank, N.A., London Branch as Principal Paying Agent and Transfer Agent (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-40876), furnished with the SEC on May 20, 2025).Supplemental Indenture dated April 7, 2025, IHS Holding Limited, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited and IHS INT Mauritius Limited, Kroll Trustee Services Limited as trustee and Citibank, N.A., London Branch as Principal Paying Agent and Transfer Agent (incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-40876), furnished with the SEC on May 20, 2025).

●	Revolving Credit Facility Agreement dated June 16, 2025 between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, and IHS INT Mauritius Limited as guarantors, Standard Chartered Bank as facility agent and certain financial institutions listed therein as original lenders (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-40876), furnished with the SEC on August 12, 2025).
●	Term Credit Facility Agreement dated June 19, 2025 between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, and IHS INT Mauritius Limited as guarantors, Standard Chartered Bank as facility agent and Standard Chartered Bank (Hong Kong) Limited as original lender (incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-40876), furnished with the SEC on August 12, 2025).
●	Revolving Credit Agreement, dated January 27, 2026 among IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, INT Towers NG Finco 1 Plc, and IHS INT Mauritius Limited as guarantors, Stanbic IBTC Bank Limited, United Bank for Africa Plc, Standard Chartered Bank and Rand Merchant Bank Nigeria Limited as mandated lead arrangers, Stanbic IBTC Trustees Limited as facility agent, and the financial institutions listed therein as the lenders (filed as Exhibit 4.16 to this Annual Report on Form 20-F).
●	Supplemental Indenture dated June 26, 2025, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited and IHS INT Mauritius Limited, Citibank, N.A., London Branch as trustee and Citibank, N.A., London Branch as Principal Paying Agent and Transfer Agent (incorporated by reference to Exhibit 99.4 to Form 6-K (File No. 001-40876), furnished with the SEC on August 12, 2025).
●	Supplemental Indenture dated June 26, 2025, IHS Holding Limited, IHS Mauritius NG Holdco Limited-, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited and IHS INT Mauritius Limited, Kroll Trustee Services Limited as trustee and Citibank, N.A., London Branch as Principal Paying Agent and Transfer Agent (incorporated by reference to Exhibit 99.5 to Form 6-K (File No. 001-40876), furnished with the SEC on August 12, 2025).
●	Stock Purchase Agreement among among IHS Mauritius BR Limited and Latam Towers Infrastructure, LLC, dated February 17, 2026 (incorporated by reference to Exhibit 99.1 to Form 6-K (File No, 001-40876), furnished with the SEC on February 17, 2026).
●	Merger Agreement among IHS Holding Limited, MTN Group Limited and the other parties thereto, dated February 17, 2026 (incorporated by reference to Exhibit 99.1 to Form 6-K/A (File No, 001-40876), furnished the SEC on February 18, 2026).
●	Voting and Support Agreement, dated February 17, 2026, with MTN Group Limited, Oranje Nassaue Development S.C.A, FIAR, and the other parties thereto (incorporated by reference to Exhibit 99.2 to Form 6-K/A (File No. 001-40876), furnished with the SEC on February 18, 2026.
●	Voting and Support Agreement, dated February 17, 2026, with MTN Group Limited and Mobile Telephone Networks (Netherlands) B.V. (incorporated by reference to Exhibit 99.3 to Form 6-K/A (File No. 001-40876), furnished with the SEC on February 18, 2026.

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

All dividends received by a UK resident individual holder of ordinary shares from the Company or from other sources will form part of such holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £500 (tax year 2025/26) of taxable dividend income received by the holder of ordinary shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the nil rate band, any excess amount will be taxed at 8.75% (tax year 2025/26) and 10.75% from 6 April 2026 to the extent that the excess amount falls within the basic rate tax band, 33.75% (tax year 2025/26) and 35.75% from 6 April 2026 to the extent that the excess amount falls within the higher rate tax band and 39.35% (tax year 2025/26) to the extent that the excess amount falls within the additional rate tax band.

The UK government has announced changes to dividend tax rates effective from April 6, 2026 (tax year 2026/27). The ordinary rate will increase from 8.75% to 10.75%, and the upper rate will increase from 33.75% to 35.75%. The additional rate will remain at 39.35%. The dividend allowance will remain at £500 for the 2026/27 tax year.

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

The applicable tax rates for UK resident individual holders of ordinary shares realizing a gain on the disposal of ordinary shares is, broadly, 18% for basic rate taxpayers and 24% for higher and additional rate taxpayers, after deducting the annual exempt amount (£3,000 for the 2025/26 tax year).

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

Passive Foreign Investment Company Considerations

The Company will be classified as a passive foreign investment company, or a PFIC, for any taxable year if either: (a) at least 75% of its gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended) for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on thegenerally based on basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash are categorized as passive assets, and the Company’s goodwill and other unbooked intangibles are generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For this purpose, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds the ordinary shares, the Company would continue to be treated as a PFIC with respect to such investment unless (i) the Company ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules.

Based on the composition of the income, assets and operations of the Company and its subsidiaries, the Company does not believe that it currently is or has been a PFIC for the year ending December 31, 2025, and the Company does not expect to be a PFIC in the future. This is a factual determination, however, that can only be made annually after the close of each taxable year. In addition, the principles and methodology used in determining whether a company is a PFIC are subject to ambiguities and different interpretations. Therefore we cannot assure you that the Company will not be classified as a PFIC for the current taxable year. Furthermore, even if the Company is not a PFIC for the current year, the Company may become a PFIC in a future year depending on, for example, the operations of the Company and its subsidiaries.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

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

None

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In conducting its evaluation of the effectiveness of our internal control over financial reporting, our management, including our principal executive officer and principal financial officer, used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013.

Based upon that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Remediation of Previously Reported Material Weakness

In connection with the audits of our historical consolidated financial statements, we previously identified a material weakness in internal control over financial reporting related to a lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions, particularly in the areas of foreign exchange, business combinations and other complex, judgmental areas, such as goodwill impairment assessments. This material weakness was previously reported in our annual reports on Form 20-F for the years ended December 31, 2021, 2022 , 2023 and 2024.

During the fiscal year ended December 31, 2025, we continued to execute our remediation plan, including hiring additional qualified accounting and financial reporting personnel, engaging external temporary resources as needed, enhancing technical accounting review procedures, and implementing centralized policies and procedures through a shared service center. We also enhanced controls across the finance function and monitored the operation of newly designed and enhanced controls.

Management completed the design, implementation and testing of these controls and concluded that they have operated effectively for a sufficient period of time. As a result, management determined that the previously identified material weakness has been remediated as of December 31, 2025.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, as stated in their report, which appears herein under Item 18. “Financial Statements”.

Changes in Internal Control over Financial Reporting

Other than the remediation activities described above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of IHS Holding Limited at December 31, 2025, and 2024, and for each of the two years in the period ended December 31, 2025, appearing in this Annual Report have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm.

The table below sets out the total amount billed to us by PricewaterhouseCoopers LLP for services performed in the years ended December 31, 2025, and 2024, and breaks down these amounts by category of service:

	2025	2024
	$’m	$’m
Audit Fees	10.5	11.9
All Other Fees	-	0.1
Total	10.5	12.0

Audit Fees

Audit fees for the years ended December 31, 2025, and 2024 related to the audit of our consolidated and subsidiary financial statements, interim review services and other audit services provided in connection with statutory and regulatory filings or engagements.

All Other Fees

All other fees in the years ended December 31, 2025, and 2024 related to services in connection with non-audit compliance and review work.

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

No shares were repurchased during the fiscal years ended December 31, 2025 and 2024.

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

Following our home country governance practices may provide less protection than is given to investors under the NYSE listing requirements applicable to domestic issuers. For more information, see Item 3.D. “Risk Factors — Risks Relating to Ownership of our Ordinary Shares — We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are not subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company” and “Risk Factors — Risks Relating to Ownership of our Ordinary Shares — As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of the Company’s securities that applies to all of our directors, officers, employees, and other covered persons. The Company also follows procedures for the repurchase of its securities. The Company believes that its insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company’s insider trading policy was filed as Exhibit 11.1 to Form 20-F.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant	6-K	001-40876	99.1	06/28/2024
2.1	Specimen Ordinary Share Certificate of the Registrant	F-1/A	333-259593	4.1	10/4/2021
2.2	Registration Rights Agreement by and between IHS Holding Limited and certain security holders of IHS Holding Limited	20-F/A	001-40876	2.2	08/16/2022
2.3	Shareholders’ Agreement by and between IHS Holding Limited and certain security holders of IHS Holding Limited	20-F/A	001-40876	2.3	08/16/2022
2.4	Indenture, dated as of September 18, 2019, among IHS Mauritius NG Holdco Limited as issuer, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS (Nigeria) Limited, IHS Towers NG Limited, IHS INT Mauritius Limited, and INT Towers Limited as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar	F-1/A	333-259593	4.4	10/4/2021
2.5	Supplemental Indenture, dated as of June 17, 2021, among IHS Mauritius NG Holdco Limited as issuer, IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS (Nigeria) Limited, IHS Towers NG Limited, IHS INT Mauritius Limited, and INT Towers Limited as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar.	F-1/A	333-259593	4.5	10/4/2021
2.6	Indenture, dated as of November 29, 2021, among IHS Holding Limited., as issuer, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited, and IHS INT Mauritius Limited as guarantors, Lucid Trustee Services Limited, as Trustee, and Citibank N.A. London Branch, as Principal Paying Agent, Transfer Agent and Registrar	20-F/A	001-40876	2.6	08/16/2022
2.7	Indenture, dated as of November 29, 2024, among IHS Holding Limited, as issuer, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, and IHS Mauritius NG2 Limited as guarantors, Kroll Trustee Services Limited, as Trustee, and Citibank N.A. London Branch, as Principal Paying Agent, Transfer Agent and Registrar.	20-F	001-40876	2.7	03/18/2025

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
2.8	Supplemental Indenture, dated as of November 29, 2024 among IHS Mauritius NG Holdco Limited as issuer, IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS (Nigeria) Limited, IHS Towers NG Limited, IHS INT Mauritius Limited, INT Towers Limited and INT Towers NG Finco 1 Plc as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar.	20-F	001-40876	2.8	03/18/2025
2.9	Description of Securities	20-F	001-40876	2.9	03/18/2025
4.1†	2021 Omnibus Incentive Plan	F-1/A	333-259593	10.2	10/4/2021
4.2†	Form of Non-Employee Director Restricted Stock Unit Award Agreement	S-8	333-260317	99.3	10/18/2021
4.3

Term Loan Facility Agreement, dated January 3, 2023 among IHS Mauritius NG Holdco Limited as guarantor, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Nigeria, IHS Mauritius NG2 Limited, IHS Towers NG Limited, IHS INT Mauritius Limited and INT Towers as guarantors, Access Bank Plc, Ecobank Nigeria Limited, Rand Merchant Bank Nigeria Limited and United Bank for Africa Plc as mandated lead arrangers, Ecobank Nigeria Limited as facility agent, and the financial institutions listed therein as the lenders.

		20-F	001-40876	4.8	03/28/2023
4.4	Amendment Letter dated February 15, 2024 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023	20-F	001-40876	4.13	03/12/2024
4.5	Amendment Letter dated August 5, 2024 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023.	6-K	001-40876	99.2	08/13/2024
4.6	Amendment Letter dated November 14, 2024 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023.	20-F	001-40876	4.6	03/18/2025
4.7	Amendment Letter dated January 28, 2025 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023.	20-F	001-40876	4.7	03/18/2025
4.8

Revolving Credit Agreement, dated January 3, 2023 among IHS Mauritius NG Holdco Limited as guarantor, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Nigeria, IHS Mauritius NG2 Limited, IHS Towers NG Limited, IHS INT Mauritius Limited and INT Towers as guarantors, Access Bank Plc, Ecobank Nigeria Limited, Rand Merchant Bank Nigeria Limited and United Bank for Africa Plc as mandated lead arrangers, Ecobank Nigeria Limited as facility agent, and the financial institutions listed therein as the lenders

		20-F	001-40876	4.9	03/28/2023

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.9	Amendment Letter dated February 15, 2024 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023.	20-F	001-40876	4.14	03/12/2024
4.10	Amendment Letter dated August 5, 2024 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023.	6-K	001-40876	99.2	08/13/2024
4.11	Amendment Letter dated November 14, 2024 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023.	20-F	001-40876	4.11	03/18/2025
4.12	Amendment Letter dated January 28, 2025 between IHS Mauritius NG Holdco Limited and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023.	20-F	001-40876	4.12	03/18/2025
4.13	Term Loan Facility Agreement, dated October 7, 2024, between, among others, IHS Holding Limited as borrower, First Rand Bank Limited (acting through its Rand Merchant Bank division) as facility agent and the financial institutions listed therein as mandated lead arrangers and original lenders.	6-K	001-40876	99.2	11/12/2024
4.14	Revolving Credit Facility Agreement dated June 16, 2025 between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, and IHS INT Mauritius Limited as guarantors, Standard Chartered Bank as facility agent and certain financial institutions listed therein as original lenders	6-K	001-40876	99.2	8/12/2025
4.15	Term Credit Facility Agreement dated June 19, 2025 between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, and IHS INT Mauritius Limited as guarantors, Standard Chartered Bank as facility agent and Standard Chartered Bank (Hong Kong) Limited as original lender	6-K	001-40876	99.3	8/12/2025
4.16

Revolving Credit Agreement, dated January 27, 2026 among IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited as borrowers and guarantors, each of IHS Holding Limited, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, INT Towers NG Finco 1 Plc, and IHS INT Mauritius Limited as guarantors, Stanbic IBTC Bank Limited, United Bank for Africa Plc, Standard Chartered Bank and Rand Merchant Bank Nigeria Limited as mandated lead arrangers, Stanbic IBTC Trustees Limited as facility agent, and the financial institutions listed therein as the lenders

						*
4.17	Stock Purchase Agreement dated February 17, 2026 between IHS Mauritius BR Limited and Latam Towers Infrastructure, LLC	6-K	001-40876	99.2	2/17/2026
4.18	Merger Agreement among IHS Holding Limited, MTN Group Limited and the other parties thereto, dated February 17, 2026	6-K/A	001-40876	99.1	2/18/2026

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.19	Voting and Support Agreement, dated February 17, 2026, among MTN Group Limited, Oranje-Nassau Developpement S.C.A., FIAR, and the other parties thereto	6-K/A	001-40876	99.2	2/18/2026
4.20	Voting and Support Agreement, dated February 17, 2026, among MTN Group Limited, Mobile Telephone Networks (Netherlands) B.V. and the other parties thereto	6-K/A	001-50876	99.3	2/18/2026
8.1	List of Subsidiaries.					*
11.1	Insider Trading Compliance Policy					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.					*
97.1	IHS Group Policy for Recovery of Erroneously Awarded Compensation	20-F	001-40876	97.1	03/12/2024
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.

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

Date: March 16, 2026

By:	/s/ Sam Darwish
Name:	Sam Darwish
Title:	Chief Executive Officer

By:	/s/ Steve Howden
Name:	Steve Howden
Title:	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IHS Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of IHS Holding Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income/(loss) and other comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment - IHS South Africa Proprietary Limited Cash Generating Unit (“CGU”)

As described in notes 2.9, 2.10, 3.2.(a), 15 and 15.1 to the consolidated financial statements, goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The Company’s goodwill balance as of December 31, 2025 was $262.7 million, and the goodwill associated with the IHS South Africa Proprietary Limited CGU was $60.2 million. The carrying value of the IHS South Africa Proprietary Limited CGU containing goodwill is compared to the recoverable amount, which is the higher of its value in use and its fair value less costs of disposal. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of the IHS South Africa Proprietary Limited CGU was determined based on a value in use calculation and exceeded the carrying value of the CGU, resulting in no impairment. The key assumptions to which the value in use calculation is the most sensitive are revenue growth assumptions (taking into account tenancy ratios) and the direct effect these have on gross profit margins in the five-year forecast period, gross margin excluding depreciation and amortization, terminal growth rates, and pre-tax weighted average cost of capital.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment - IHS South Africa Proprietary Limited CGU is a critical audit matter are (i) the significant judgment by management when developing the estimated recoverable amount; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth assumptions (taking into account tenancy ratios) and the direct effect these have on gross profit margins in the five-year forecast period, gross margin excluding depreciation and amortization, terminal growth rates, and pre-tax weighted average cost of capital; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) testing management’s process for developing the estimated recoverable amount; (ii) evaluating the appropriateness of the value in use model used by management; (iii) testing the completeness and accuracy of underlying data used in the value in use model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to growth assumptions (taking into account tenancy ratios) and the direct effect these have on gross profit margins in the five-year forecast period, gross margin excluding depreciation and amortization, terminal growth rates, and pre-tax weighted average cost of capital. Evaluating management’s significant assumptions involved evaluating whether the assumptions used by management were reasonable considering: (i) the current and past performance of the IHS South Africa Proprietary Limited CGU; (ii) the consistency with external market and industry data; (iii) management’s historical forecasting accuracy; and (iv) consistency with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in (i) the appropriateness of the value in use model; and (ii) evaluating the reasonableness of the pre-tax weighted average cost of capital, and terminal growth rate assumptions.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

March 16, 2026

We have served as the Company’s auditor since 2017

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

CONSOLIDATED STATEMENT OF INCOME/(LOSS) AND OTHER COMPREHENSIVE INCOME

		2025	2024(a)	2023(a)
	Notes	$’m	$’m	$’m

Continuing operations
Revenue	6	1,582.0	1,527.2	1,925.3
Cost of sales	7	(705.4)	(733.6)	(1,036.6)
Administrative expenses	8	(234.8)	(275.4)	(364.7)
Other income	9	179.6	85.8	0.4
Operating income		821.4	604.0	524.4
Finance income	10	219.1	27.5	18.5
Finance costs	11	(349.7)	(2,042.2)	(2,357.0)
Income/(loss) before income tax		690.8	(1,410.7)	(1,814.1)
Income tax expense	12	(86.4)	(69.3)	(102.8)
Income/(loss) from continuing operations		604.4	(1,480.0)	(1,916.9)
Loss from discontinued operations	32	(477.6)	(164.2)	(71.3)
Income/(loss) for the year		126.8	(1,644.2)	(1,988.2)

Attributable to:
Owners of the Company		143.6	(1,632.0)	(1,976.6)
Non-controlling interests	27	(16.8)	(12.2)	(11.6)
Income/(loss) for the year		126.8	(1,644.2)	(1,988.2)

Income/(loss) attributable to owners arises from:
Continuing operations		604.4	(1,481.1)	(1,916.4)
Discontinued operations		(460.8)	(150.9)	(60.2)
		143.6	(1,632.0)	(1,976.6)

Income/(loss) per share from continuing operations
Income/(loss) per share ($) - basic	13	1.80	(4.45)	(5.75)
Income/(loss) per share ($) - diluted	13	1.77	(4.45)	(5.75)

Income/(loss) per share
Income/(loss) per share ($) - basic	13	0.43	(4.90)	(5.93)
Income/(loss) per share ($) - diluted	13	0.42	(4.90)	(5.93)

Other comprehensive income:
Items that may be reclassified to income or loss
Exchange loss/(gain) recycled to income statement on disposal of subsidiary		16.1	(0.1)	—
Exchange differences on translation of foreign operations		52.6	996.6	970.8
Other comprehensive income for the year, net of taxes		68.7	996.5	970.8

Total comprehensive income/(loss) for the year		195.5	(647.7)	(1,017.4)

Attributable to:
Owners of the Company		192.8	(592.2)	(1,025.8)
Non-controlling interests		2.7	(55.5)	8.4
Total comprehensive income/(loss) for the year		195.5	(647.7)	(1,017.4)

Total comprehensive income/(loss) for the year attributable to owners arises from:
Continuing operations		540.2	(198.0)	(1,040.3)
Discontinued operations		(347.4)	(394.2)	14.5
		192.8	(592.2)	(1,025.8)
(a)	The results for the years ended December 31, 2024 and December 31, 2023 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 32.1 for more information.

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2025	2024(a)
	Notes	$’m	$’m
Non-current assets
Property, plant and equipment	14	816.1	1,322.2
Right-of-use assets	14	369.9	699.1
Goodwill	15	262.7	403.2
Other intangible assets	15	288.9	674.0
Deferred income tax assets	16	65.1	73.3
Derivative financial instrument assets	18	48.1	29.4
Trade and other receivables	19	135.8	121.0
		1,986.6	3,322.2
Current assets
Inventories	17	42.1	30.6
Income tax receivable	12	0.8	2.3
Trade and other receivables	19	181.4	313.4
Cash and cash equivalents(b)	20	825.7	578.0
Assets held for sale	32	1,453.0	—
		2,503.0	924.3

TOTAL ASSETS		4,489.6	4,246.5

Non-current liabilities
Trade and other payables	21	122.3	50.6
Borrowings	22	2,842.0	3,219.2
Lease liabilities	23	311.7	470.5
Provisions for other liabilities and charges	24	59.7	83.8
Deferred income tax liabilities	16	40.4	88.6
		3,376.1	3,912.7
Current liabilities
Trade and other payables	21	278.0	377.1
Provisions for other liabilities and charges	24	6.0	0.2
Derivative financial instrument liabilities	18	—	10.2
Income tax payable	12	69.9	49.9
Borrowings	22	295.7	128.7
Lease liabilities	23	60.7	82.1
Liabilities held for sale	32	493.0	—
		1,203.3	648.2

TOTAL LIABILITIES		4,579.4	4,560.9

Stated capital	25	5,419.7	5,403.1
Accumulated losses		(6,800.4)	(6,944.0)
Other reserves	26	1,129.4	1,067.7
Equity attributable to owners of the Company		(251.3)	(473.2)
Non-controlling interests	27	161.5	158.8
TOTAL EQUITY		(89.8)	(314.4)

TOTAL LIABILITIES AND EQUITY		4,489.6	4,246.5
(a)	Revised for corrections to Property, plant and equipment and Trade and other payables (see note 34).
(b)	Excludes $27.6 million cash classified within assets held for sale as of December 31, 2025 (see note 32.2).

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
						Non-
		Stated	Accumulated	Other		controlling	Total
		capital	losses	reserves	Total	interests	equity
	Notes	$’m	$’m	$’m	$’m	$’m	$’m

At January 1, 2023(a)		5,312.0	(3,336.3)	(861.3)	1,114.4	227.2	1,341.6
Shares repurchased and canceled through buyback program	25	(10.0)	—	—	(10.0)	—	(10.0)
Non-controlling interests arising on business combination		—	—	—	—	1.9	1.9
Exercise of share options	26	92.8	—	(92.9)	(0.1)	—	(0.1)
Share-based payment expense	26	—	—	13.2	13.2	—	13.2
Other reclassifications related to share-based payment		—	0.9	(1.4)	(0.5)	—	(0.5)
Total transactions with owners		82.8	0.9	(81.1)	2.6	1.9	4.5

Loss for the year		—	(1,976.6)	—	(1,976.6)	(11.6)	(1,988.2)
Other comprehensive income		—	—	950.8	950.8	20.0	970.8
Total comprehensive (loss)/income		—	(1,976.6)	950.8	(1,025.8)	8.4	(1,017.4)

At December 31, 2023(a)		5,394.8	(5,312.0)	8.4	91.2	237.5	328.7

At January 1, 2024(a)		5,394.8	(5,312.0)	8.4	91.2	237.5	328.7
Non-controlling interests arising on business combination	27	—	—	—	—	(23.2)	(23.2)
Exercise of share options	26	8.3	—	(8.3)	—	—	—
Share-based payment expense	26	—	—	27.8	27.8	—	27.8
Total transactions with owners		8.3	—	19.5	27.8	(23.2)	4.6

Loss for the year		—	(1,632.0)	—	(1,632.0)	(12.2)	(1,644.2)
Other comprehensive income/(loss), net of recycling		—	—	1,039.8	1,039.8	(43.3)	996.5
Total comprehensive (loss)/income		—	(1,632.0)	1,039.8	(592.2)	(55.5)	(647.7)

At December 31, 2024(a)		5,403.1	(6,944.0)	1,067.7	(473.2)	158.8	(314.4)

At January 1, 2025(a)		5,403.1	(6,944.0)	1,067.7	(473.2)	158.8	(314.4)
Exercise of share options	26	16.6	—	(16.6)	—	—	—
Share-based payment expense	26	—	—	29.1	29.1	—	29.1
Total transactions with owners		16.6	—	12.5	29.1	—	29.1

Income/(loss) for the year		—	143.6	—	143.6	(16.8)	126.8
Other comprehensive income, net of recycling		—	—	49.2	49.2	19.5	68.7
Total comprehensive income		—	143.6	49.2	192.8	2.7	195.5

At December 31, 2025		5,419.7	(6,800.4)	1,129.4	(251.3)	161.5	(89.8)
(a)	Revised for a correction to Property, plant and equipment (see note 34).

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

CONSOLIDATED STATEMENT OF CASH FLOWS

		2025	2024	2023
	Notes	$’m	$’m	$’m
Cash flows from operating activities
Cash from operations	29	983.0	775.9	902.9
Income taxes paid	12	(44.7)	(38.6)	(45.4)
Payment for rent		(1.9)	(7.8)	(3.7)
Payment for tower and tower equipment decommissioning	24	(0.2)	(0.1)	(0.3)
Net cash from operating activities		936.2	729.4	853.5

Cash flows from investing activities
Purchase of property, plant and equipment		(217.5)	(235.2)	(464.9)
Payment in advance for property, plant and equipment		(34.5)	(29.9)	(111.1)
Purchase of software and licenses		(0.1)	(4.0)	(22.8)
Consideration paid on business combinations, net of cash acquired	31	—	—	(4.5)
Proceeds from sale of subsidiaries, net of cash disposed	31	169.8	119.0	—
Proceeds from disposal of property, plant and equipment		2.0	26.7	2.9
Insurance claims received		0.4	0.1	0.3
Interest received	10	42.3	18.7	25.0
Deposit of short-term deposits		(17.0)	(43.7)	(183.4)
Refund of short-term deposits		32.3	211.5	36.3
Net cash (used in)/from investing activities		(22.3)	63.2	(722.2)

Cash flows from financing activities
Shares repurchased and canceled through buyback program	25	—	—	(10.0)
Proceeds received from issuance of borrowings (net of transaction costs)	22	195.9	2,208.4	986.6
Repayment of borrowings	22	(386.9)	(2,149.3)	(689.9)
Fees on borrowings and derivative instruments		(20.9)	(10.6)	(19.4)
Interest paid	22	(309.0)	(327.0)	(299.0)
Payment for the principal portion of lease liabilities	23	(41.5)	(55.2)	(72.9)
Interest paid for lease liabilities	23	(68.3)	(66.0)	(58.4)
Interest paid on derivative instruments		(10.1)	(8.8)	—
Settlement on derivative instruments		(3.3)	(22.5)	0.7
Net cash used in financing activities		(644.1)	(431.0)	(162.3)

Net increase/(decrease) in cash and cash equivalents		269.8	361.6	(31.0)
Cash and cash equivalents at beginning of year		578.0	293.8	514.1
Exchange differences		5.5	(77.4)	(189.3)
Cash and cash equivalents at end of year	20	853.3	578.0	293.8

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.General information

These consolidated financial statements are the financial statements of IHS Holding Limited (the “Company”) and its subsidiaries (together hereafter referred to as “the Group” or “IHS”). IHS Holding Limited is incorporated and registered by way of continuation in the Cayman Islands under the Companies Act (as amended) as an exempted company with limited liability. The Company is domiciled in the Cayman Islands and the address of its registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

IHS is principally involved in providing infrastructure for the telecommunications industry. The consolidated financial statements are presented in U.S. dollars ($). The Group changed its rounding presentation from thousands to millions from January 1, 2025, except as otherwise indicated including in the case of per share data, and, as a result, any necessary rounding adjustments have been made to prior period disclosed amounts.

These consolidated financial statements have been authorized for issue on March 16, 2026, by the Board of Directors.

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

In management’s opinion, the accompanying consolidated financial statements contain all necessary adjustments, consisting solely of normal recurring adjustments, necessary for a fair statement of its consolidated financial position as of December 31, 2025, and 2024. These also fairly reflect the results of operations for the years ended December 31, 2025, 2024, and 2023, as well as the consolidated cash flows and consolidated statement of changes in equity for the same periods.

2.1.1Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those of the previous financial year, except the new standards, amendments and interpretations adopted by the Group during the year.

(a)New standards, amendments and interpretations adopted by the Group

The Group has applied the following standards, amendments and interpretations for its reporting period commencing January 1, 2025:

●	Lack of Exchangeability (Amendments to: IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”)).

The above did not have a material impact on the Group’s financial statements.

(b)New standards, amendments and interpretations not yet adopted by the Group

Certain new standards, amendments and interpretations have been published through the December 31, 2025 reporting period and have not been early adopted by the Group. These are as follows:

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

●	Presentation and Disclosure in Financial Statements (IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”));
●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to: IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”));
●	Translation to a Hyperinflationary Presentation Currency (Amendments to: IAS 21);
●	Subsidiaries without Public Accountability: Disclosures’ (Amendment to IFRS 19);
●	Annual Improvements to IFRS Accounting Standards – Volume 11; and
●	Contracts Referencing Nature-dependent Electricity (Amendments to: IFRS 9 and IFRS 7).

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

(d)	Assets held for sale and discontinued operations

The Group classifies assets and liabilities within a disposal group (“disposal group”) as held for sale if the disposal group is available for sale immediately, the sale is being actively marketed, management is committed to a plan to sell the assets under usual terms, the sale is highly probable and the sale is expected to be completed within 12 months from the date of classification. The Group does not depreciate or amortize assets while it is part of a disposal group classified as held for sale.

When the Group has disposed of, or classified as held for sale, a business component that represents a separate major line of business or geographical area of operations, it classifies such operations as discontinued in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The post-tax profit or loss of the discontinued operations are shown as a single line on the face of the income statement separate from the other results of the Group.

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

Where operating segments share similar characteristics, they are aggregated into reportable segments. For the current year, the Group has identified three reportable and operating segments as follows: Nigeria, Sub Saharan Africa (“SSA”) and Latin America (“Latam”). In the prior year, there was an additional reportable and operating segment being Middle East and North Africa (“MENA”); following the disposal of IHS Kuwait in December 2024, MENA was no longer a reportable segment.

2.4Foreign currency translation

(a)Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in U.S. dollars.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

When the Group exercises a purchase option to acquire a right-of-use asset, this is reclassified to property, plant and equipment at the net book value at the time of exercise and will from then onwards be accounted for in line with the Group’s accounting policies for property, plant and equipment.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

(a)Network and customer-related intangible assets

Network related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer-related intangible assets represent customer contracts and relationships. Network and customer-related intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Network and customer-related intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of network and customer-related intangible assets over their estimated useful lives of 14-35 years (2024: 14-35 years) and 5-41 years (2024: 5-41 years) respectively.

(b)Licenses

Separately acquired licenses are shown at historical cost. Licenses acquired in a business combination are recognized at fair value at the acquisition date. Licenses have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives of 3-15 years (2024: 3-15 years).

(c)Computer software

Costs associated with maintaining computer software programs are recognized as expenses as incurred. Acquired computer software licenses are capitalized at the cost incurred to acquire and bring into use the software. Amortization is calculated using the straight-line method over their estimated useful lives of three to five years.

2.10Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired (note 3). Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The impairment recognized is for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

All financial instruments are initially measured at fair value. Financial assets and liabilities are derecognized when the rights to receive cash flows from the investments or settle obligations have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

For awards with market-based performance conditions, cumulative Total Shareholder’s Return (TSR) Performance Share Units (PSUs), fair value is determined at grant date using a Monte Carlo model over the performance period. The expense is recognized over the vesting period and is not adjusted for the probability of meeting the market condition.

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

2.19Decommissioning and site restoration obligations

The Group makes provision for any future cost of decommissioning of its telecommunication towers where required by regulation or land lease terms. These costs are expected to be incurred within a period of up to 20 years depending on the term of the leasehold. The Group estimates this provision using existing technology at current prices as quoted by decommissioning experts, escalated at the relevant inflation factor. The inflated decommissioning provision is subsequently discounted to present value using the appropriate risk-free rate, to which adjustments are made to reflect the risks specific to the cash flows being discounted. The appropriate risk-free rate is generally estimated based on the yield on government bonds that have a similar timing and currency of cash flows as compared to those being discounted. The yield on government bonds reflects the credit risk of the economy of the government that has issued it and each market should assess whether the yield used needs to be adjusted to determine the appropriate risk-free rate especially during significant changes in the economic environment.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

3.1Key accounting judgments

(a)Going Concern

A number of the Group’s operating markets have continued to experience elevated interest rates and inflation during 2025, together with ongoing volatility in foreign exchange rates, although the Naira has remained stable against the U.S. dollar over the course of 2025 and into early 2026. In addition, ongoing geopolitical conflicts and wars have affected global diesel prices as well as the supply chain for raw materials such as steel and for equipment, including batteries.

The below table outlines Management’s assessment of and response to the main risks arising from the current global macro-economic conditions. These risks inherently impact the significant judgments and estimates made by management.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

	Assessment	Risk discussion and response
Revenue and profitability	• Limited impact on revenue collections thus far. • Customers continue to perform, and we have not experienced significant deterioration in payments.

•

The Group has long-term revenue contracts with its customers amounting to approximately $10.4 billion from continuing operations (see note 6).

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

•

Customer revenue contracts include foreign exchange reset functions, including on Naira contracts.

Liquidity	• Sufficient liquidity is available. • No current impact on going concern.

•

The Group has cash and cash equivalents of $853 million as of December 31, 2025, and undrawn facilities at IHS Holding level of $300 million.

•

Management has assessed current cash reserves and the availability of undrawn facilities and continues to monitor available liquidity in the context of ongoing operational requirements and planned capital expenditure.

•

In the context of current commitments and available liquidity, management believes that the going concern assumption remains appropriate.

•

All of the Group’s operations are cash generative.

Access to USD	• Minimal impact to date.

•

In Nigeria, during 2025 we continued to source U.S. dollars locally to fund our U.S. dollar requirements, and overall USD liquidity improved as the year progressed, although may not persist at current levels.

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

•

Regular maintenance of our towers continues while observing strict safety guidelines for our employees and our suppliers and contractors.

Latam disposals and MTN Merger agreement	• Minimal impact to date.

•

After December 31, 2025, the Group announced that it had signed transactions to dispose of its Latam tower and fiber operations. These disposals will result in significant cash inflows and improve liquidity, and therefore are not a risk to going concern.

•

The Company also signed a definitive merger agreement to be acquired by MTN subject to closing conditions. Management has not identified any significant risks to liquidity, covenant compliance, or operational continuity that would result from the completion of this merger.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

Whilst the external environment, including movements in the Naira exchange rate, remains inherently uncertain and some impact on our operations and performance could occur, we currently do not believe that this volatility will directly have a material adverse effect on our financial condition or liquidity for the foreseeable future, given the contractual revenue reset mechanisms and our available liquidity.

After December 31, 2025, the Group announced it has signed agreements to dispose of its Latam tower and fiber operations which will result in significant cash inflows and improve liquidity.

Also after December 31, 2025, the Group signed a definitive merger agreement to be acquired by MTN and management has not identified any significant risks to liquidity, covenant compliance, or operational continuity that would result from the completion of this merger

Having carefully considered this and the other factors noted above, the Directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for at least 12 months from the date of issuance of these consolidated financial statements and to operate within the covenant levels of their current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing the consolidated financial statements.

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

(c)	Deferred tax on unremitted earnings in Nigeria (Note 16)

The Group is required to assess whether deferred tax liabilities should be recognized on temporary differences arising from unremitted earnings in accordance with IAS 12 Income Taxes. Under IAS 12.39, a deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, except where the parent is able to control the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future.

On December 31, 2025 the Group has determined that it meets the conditions for applying the recognition exception in IAS 12.39 in respect of its Nigerian subsidiaries. While the Group controls the dividend policy of these entities, based on

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

management's current intention, it does not expect to distribute accumulated earnings in the foreseeable future. Accordingly, no deferred tax liability has been recognised on unremitted earnings.

(d)	Deferred tax on unrealized foreign exchange losses in Nigeria (Note 16)

The Group recognizes deferred tax assets for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. The reversal of deductible temporary differences in relation to unrealized foreign exchange losses is determined by management’s intention for the repayment of intercompany loans from Nigeria, which is informed by the Group's funding strategy including in relation to its listed bond maturing in September 2027.

As at December 31, 2025 a $72.1 million deferred tax asset was recognized in relation to unrealised foreign exchange losses on a USD-denominated intercompany loan which is assumed to be repaid, when due, in 2027 from surplus funds generated in Nigeria and not refinanced by way of a new USD-denominated intercompany loan. On repayment, the losses become realized and deductible for Nigerian tax purposes. This intention is supported by the Group's approved business plan.

If, however, repayment of the intercompany loan was refinanced by way of a new USD-denominated intercompany loan, and surplus funds were distributed, these distributions would be subject to withholding tax. A deferred tax liability of approximately $20 million would arise under this scenario, an approximate $80 million deferred tax asset reduction to the asset recognized at December 31, 2025.

3.2Key accounting estimates

Goodwill impairment

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

Sensitivity analysis

The favorable/(adverse) impact on the Group’s income/loss if the exchange rate of the U.S. dollar weakened or strengthened compared to the following currencies, with all other variables held constant is as follows (2024 and 2023 amounts have been presented on a consistent basis with 2025 in terms of the convention for favorable/(adverse) impacts on income/(loss). The rate of change was determined by an assessment of a reasonable or probable change in the exchange rate being applied as of December 31. The impact is determined with reference to external and intercompany loans and receivables.

		Effect on	Effect on	Effect on	Effect on	Effect on	Effect on
	Effect on	Rwandan	Nigerian	Zambian	South African	Brazilian	Kuwaiti
	Euro	Franc	Naira	Kwacha	Rand	Real	Dinar
	$’m	$’m	$’m	$’m	$’m	$’m	$’m
2025
10% weakening of US dollar	12.9	7.2	152.5	13.9	19.9	21.0	n/a
10% strenghtening of US dollar	(12.9)	(7.2)	(152.5)	(13.9)	(19.9)	(21.0)	n/a

2024
10% weakening of US dollar	16.0	0.9	214.2	15.1	17.5	—	n/a
10% strenghtening of US dollar	(16.0)	(0.9)	(214.2)	(15.1)	(17.5)	—	n/a

2023
10% weakening of US dollar	21.9	1.3	256.0	16.0	4.0	—	1.0
10% strenghtening of US dollar	(21.9)	(1.3)	(256.0)	(16.0)	(4.0)	—	(1.0)

This analysis excludes the natural hedging arising from contracts with customers in the Nigeria, Zambia and Rwanda operationts, which are either wholly or partly linked to the U.S. dollar exchange rate. It is, however, impracticable to incorporate the impact of this U.S. dollar component in the above analysis due to the complexity of the contracts and the timing of any devaluation even.

The analysis above includes the Latam segment which is presented in the table under the Brazilian Real column and which is now reported as held for sale as of December 31, 2025.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

The Group is exposed to foreign exchange rate movements on intercompany loans denominated in U.S. dollars and Euro at a subsidiary level as a result of loan revaluations in local functional currency at period ends. The balances, as translated into U.S. dollar, of the foreign denominated intercompany loans in the local books of the subsidiaries are as follows:

	Functional currency of subsidiaries

	Nigerian	Rwandan	Zambian	Brazilian
	Naira	Franc	Kwacha	Real	U.S. Dollar
	$’m	$’m	$’m	$’m	$’m
2025
U.S. dollar denominated	1,524.6	—	96.2	209.8	—
Euro denominated	—	—	—	—	64.7

2024
U.S. dollar denominated	2,135.5	9.5	89.1	—	—
Euro denominated	—	—	—	—	84.9

The analysis above includes the Latam segment which is presented in the table under the Brazilian Real column and which is now reported as held for sale as of December 31, 2025.

The Group’s exposure to foreign exchange risk (balances excluding intercompany balances, and in currencies other than the local functional currency) is as follows:

	2025	2024
	$’m	$’m

Trade receivables	6.7	7.3
Deferred consideration	71.5	—
Cash and cash equivalents	14.3	20.4
Trade payables	(1.5)	(5.3)
Borrowings	(305.5)	(319.7)
Net exposure	(214.5)	(297.3)

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

The favorable/(adverse) impact on the Group’s post-tax income/loss if the interest rates increased or decreased by 1% (2024: 1%, 2023: 1%) is as follows (2024 and 2023 amounts have been presented on a consistent basis with 2025 in terms of the convention for favorable/(adverse) impacts on income/loss):

	2025	2024	2023
	$'m	$'m	$'m

Increase in interest rate	(9.0)	(12.0)	(11.4)
Decrease in interest rate	9.0	11.9	11.4

This table above includes Latam borrowings which are now reported as held for sale and as discontinued operations.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period is as follows:

	2025	2024
	$’m	$'m

Other receivables	51.6	44.4
Deferred consideration (note 31)	89.3	—
Derivative financial instrument assets (note 18)	48.1	29.4
Trade receivables (net)	147.1	220.9
Cash and cash equivalents (note 20)	853.3	578.0
	1,189.4	872.7

No impairment allowance is recorded at December 31, 2025, in respect of cash and cash equivalents and other receivables (2024: $nil). Derivative financial instruments are carried at fair value through profit or loss. Any fair value gains or losses are recognized in income or loss during the period. Amounts at December 31, 2025 include $85.4 million for the disposal group classified as held for sale.

Credit ratings

The Group works with approved banks and financial institutions which it believes are financially sound, including by reference to their external ratings.

The credit ratings of the Group’s other receivables at December 31, 2025, and 2024, are based on publicly reported Fitch ratings:

	2025	2024
	$’m	$'m
Other receivables
AAA	0.8	1.6
A	1.3	0.1
B	0.4	15.0
BBB-	0.5	0.1
C	0.3	—
Not rated	48.3	27.6
	51.6	44.4

Refer to note 18 and note 20 for the credit ratings of derivative financial instrument assets and cash and cash equivalents respectively.

The Group assesses the credit quality of a customer, taking into account its financial position, past experience and other factors. The compliance with credit limits by customers is regularly monitored by line management.

The Group utilizes data analysis and market knowledge to determine the concentration of its risks by reference to independent and internal ratings of customers. The assessment of the concentration risk is consistent with the overall risk appetite as established by the Group.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

The Group’s credit concentration is based on internal ratings. The Group classifies customers as first tier and second tier customers based on sales revenue from each customer during the period. First tier customers are the largest customers of the Group and which, in combination, contributed 80% and above of total revenue and represent the major mobile network operators in our markets while second tier customers are the customers that contributed 20% and below of total revenue and typically represent ISPs or mobile operators with smaller or regional network footprints.

Amounts at December 31, 2025 include $18.2 million for the disposal group classified as held for sale with the credit rating - Not rated.

	Internal rating
	First tier	Second tier	Total
	$'000	$'m	$'m
2025
Accrued Revenue	67.7	0.9	68.6
Not due	33.2	1.6	34.8
0-30 days	16.9	3.2	20.1
31-60 days	7.3	2.0	9.3
61-90 days	0.3	2.6	2.9
Over 90 days	7.1	22.0	29.1
Gross trade receivables	132.5	32.3	164.8
Impairment allowance	(8.0)	(9.8)	(17.8)
Net trade receivables	124.5	22.5	147.0

	Internal rating
	First tier	Second tier	Total
	$'m	$'m	$'m
2024
Accrued Revenue	134.2	1.4	135.6
Not due	22.6	1.6	24.2
0-30 days	18.8	8.6	27.4
31-60 days	7.6	1.4	9.0
61-90 days	4.4	2.0	6.4
Over 90 days	11.1	23.5	34.6
Gross trade receivables	198.7	38.5	237.2
Impairment allowance	(4.9)	(11.4)	(16.3)
Net trade receivables	193.8	27.1	220.9

Impairment allowances, derived in accordance with the policy described in note 2.12.4, predominantly relate to provisions representing a significant proportion of the aged balances due from a small number of customers with poor payment history.

Amounts at December 31, 2025 include $39.5 million for the disposal group classified as held for sale (see note 32.2).

The movement in the allowance for impairment in respect of trade receivables during the year is as follows:

	2025	2024	2023
	$'m	$'m	$'m

At January 1	16.3	21.2	25.4
Increase in impairment provision(a)	8.1	—	7.2
Written-off during the year	(8.9)	(0.1)	(2.6)
Exchange differences	2.3	(4.8)	(8.8)
At December 31	17.8	16.3	21.2

(a)	Latam disposal groups were classified as held for sale at December 31, 2025 and the Latam segment was presented as a discontinued operation. See note 32 for more information.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

The Group has a clear focus on ensuring sufficient access to capital to finance growth and to refinance maturing debt obligations. As part of the liquidity management process, the Group has various credit arrangements with certain banks which can be utilized to meet its liquidity requirements. At the end of the reporting period, the Group had $3.2 billion (2024: $3.4 billion) utilized of $3.6 billion (2024: $3.7 billion) credit facilities with its financiers.

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

	Within 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
	$'m	$'m	$'m	$'m	$'m
2025
Trade payables	173.4	—	—	—	173.4
Payroll and other related statutory liabilities	44.1	—	—	—	44.1
Other payables	75.3	16.6	—	—	91.9
Borrowings	465.6	1,433.6	1,155.8	711.7	3,766.7
Lease liabilities	114.6	226.7	194.6	772.9	1,308.8
	873.0	1,676.9	1,350.4	1,484.6	5,384.9
2024
Foreign exchange swaps	14.5	—	—	—	14.5
Trade payables (note 21)	232.9	—	—	—	232.9
Payroll and other related statutory liabilities (note 21)	42.8	—	—	—	42.8
Other payables (note 21)	79.6	5.2	—	—	84.8
Borrowings	313.3	1,170.3	1,870.6	864.1	4,218.3
Lease liabilities	92.4	179.8	173.7	685.1	1,131.0
	775.5	1,355.3	2,044.3	1,549.2	5,724.3

Amounts at December 31, 2025 include $828.5 million for the disposal group classified as held for sale.

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

The Group monitors capital on the basis of the management consolidated net leverage ratio to optimize market pricing, such that net debt (borrowings plus lease liabilities less cash and cash equivalents) to Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (Adjusted EBITDA), proforma for acquisitions and disposals, would be within a long term target leverage of 3.0x and 4.0x (2024: 3.0x and 4.0x, 2023: 3.0x and 4.0x), subject to various factors such as the availability and cost of capital and the potential long term return on our discretionary investments. We may fall outside of the target range in the shorter term to accommodate acquisitions, other restructurings or significant macro-economic changes.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net (reversal of impairment)/ impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on disposal of property, plant and equipment and right-of-use assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

The following table sets out a reconciliation of our management consolidated net leverage ratio for the years ended December 31, 2025, and 2024:

	2025	2024
	$’m	$'m

Borrowings (note 22)	3,137.7	3,347.9
Lease liabilities (note 23)	372.4	552.6
Borrowings and lease liabilities classified as held for sale (note 32)	370.5	—
Less: Cash and cash equivalents (note 20)	(825.7)	(578.0)
Less: Cash and cash equivalents classified as held for sale (note 20)	(27.6)	—
Net debt	3,027.3	3,322.5

Segment Adjusted EBITDA (note 5)	1,134.6	1,061.6
Unallocated corporate expenses (note 5)	(122.3)	(133.2)
Proforma adjustments for disposals	(29.5)	(28.1)
	982.8	900.3

Management consolidated net leverage ratio	3.1x	3.7x

Amounts at December, 31 2025 include $342.9 million net debt for the disposal group classified as held for sale and $146.9 million adjusted EDITDA, which relates to the discontinued operations (2024: $138.0 million) (see note 32).

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

The Group’s financial instruments that are measured at fair value at December 31, 2025, and 2024, are as follows:

	2025	2024
	$'m	$'m

Embedded options within listed bonds (note 18)	48.1	29.4
Foreign exchange swaps (note 18)	—	(10.2)
	48.1	19.2

●Fair value estimation

	2025		2024
	Carrying		Carrying
	value	Fair value	value	Fair value
	$'m	$'m	$'m	$'m
Financial liabilities
Borrowings (note 22)	3,234.4	3,312.7	3,347.9	3,342.6

The fair values of borrowings presented above are classified as Level 2 of the fair value hierarchy and are based on discounted cash flows using a current borrowing rate.

Amounts at December 31, 2025 include $96.7 million carrying value and $101.2 million fair value for the disposal group classified as held for sale (see note 32.2)

Other than borrowings, the fair values of financial assets and financial liabilities are not materially different from their carrying values.

●Financial instruments by category

The Group’s financial instruments are categorized as follows:

Financial assets
		Fair value
	Amortized	through profit
	cost	or loss	Total
	$'m	$'m	$'m
2025
Trade receivables	147.1	—	147.1
Other receivables	51.6	—	51.6
Deferred consideration (note 31)	89.3	—	89.3
Cash and cash equivalents (note 20)	853.3	—	853.3
Derivative financial instruments assets (note 18)	—	48.1	48.1
	1,141.3	48.1	1,189.4

2024
Trade receivables (note 19)	220.9	—	220.9
Other receivables (note 19)	44.4	—	44.4
Cash and cash equivalents (note 20)	578.0	—	578.0
Derivative financial instruments assets (note 18)	—	29.4	29.4
	843.3	29.4	872.7

The fair values of financial assets are not materially different from their carrying values.

Amounts at December 31, 2025 include $85.4 million for the disposal group classified as held for sale (see note 32.2)

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Financial liabilities		Fair value
		through profit
	Amortized cost	or loss	Total
	$'m	$'m	$'m
2025
Borrowings (note 22)	3,234.4	—	3,234.4
Trade payables	173.4	—	173.4
Other payables	91.8	—	91.8
Lease liabilities	646.2	—	646.2
	4,145.8	—	4,145.8

2024
Borrowings (note 22)	3,347.9	—	3,347.9
Trade payables (note 21)	232.9	—	232.9
Other payables (note 21)	84.8	—	84.8
Derivative financial instruments liabilities (note 18)	—	10.2	10.2
Lease liabilities (note 23)	552.6	—	552.6
	4,218.2	10.2	4,228.4

The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate. The fair values of trade payable and other current liabilities are not materially different from carrying values.

Amounts at December 31, 2025 include $431.1 million for the disposal group classified as held for sale (see note 32.2).

5.Segment reporting

The Group’s Executive Committee is identified as the CODM that reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The CODM has identified three reportable and operating segments for the year ended December 31, 2025:

●	Nigeria;
●	SSA; and
●	Latam (discontinued operations – see note 32).

MENA, which was comprised of the Middle East and North Africa, is not a reportable segment as we no longer have operations there. The basis of segmentation and measurement of segment financial information is otherwise consistent with that of the previous financial year and corresponding interim reporting period.

The CODM primarily uses a measure of Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net (reversal of impairment)/ impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on disposal of property, plant and equipment and right-of-use assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.The most directly comparable IFRS measure to Adjusted EBITDA is our income/(loss) for the period. The CODM also regularly receives information about the Group’s revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and therefore are not allocated to operating segments. Segment Adjusted EBITDA represents Adjusted EBITDA excluding unallocated corporate expenses.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

Summarized financial information for the year ended December 31, 2025, is as follows:

	Nigeria	SSA	Latam	Total
	$’m	$’m	$’m	$’m
2025
Revenue from external customers - continuing operations	1,068.8	513.2	—	1,582.0
Revenue from external customers - discontinued operations	—	—	193.5	193.5
Revenue from external customers	1,068.8	513.2	193.5
Segment Adjusted EBITDA	689.0	298.7	146.9	1,134.6

Reconciliation of information on reportable segments to the amounts reported in the consolidated financial statements:
Segment Adjusted EBITDA				1,134.6
Finance costs (note 11 and 32.1)				(436.9)
Depreciation and amortization (note 14 and 15)				(375.9)
Share‑based payment expense				(29.1)
Net gain on disposal of property, plant and equipment and right-of-use assets				4.6
Impairment of property, plant and equipment, right-of-use-assets, intangible assets excluding goodwill and related prepaid land rent (note 14)				(4.7)
Other costs(a)				(45.4)
Impairment of assets held for sale (note 32.1)				(459.4)
Business combination costs				(11.4)
Net reversal of impairment of withholding tax receivables in Nigeria (note 8)				59.8
Insurance claims (note 9)				0.4
Finance income (note 10 and 32.1)				227.5
Gain on disposal of subsidiary (note 31)				177.7
Unallocated corporate expenses(b)				(122.3)
Exclude: loss before tax from discontinued operations (note 32.1)				571.3
Income before tax				690.8
Additions of property, plant and equipment and intangible assets:
- Segments	129.9	111.8	144.7	386.4
- Unallocated items				0.5
				386.9
(a)	Other costs included one-off expenses related to strategic initiatives and operating systems of $22.4 million, costs related to internal reorganization of $6.0 million, one-off professional fees related to financing of $0.4 million and $12.3 million loss allowance in the Latam segment following our customer Oi Brazil’s insolvency proceedings.
(b)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Each segment's Adjusted EBITDA above includes the following items:

	Continuing Operations				Discontinued operations
	Nigeria	SSA	Unallocated items	Total	Latam
	$’m	$’m	$’m	$’m	$’m
2025
Power generation	239.6	97.4	—	337.0	4.5
Staff costs	38.2	33.0	92.8	164.0	22.0
Tower repairs and maintenance	23.2	27.2	—	50.4	10.0

Summarized financial information for the year ended December 31, 2024, is as follows:

	Nigeria	SSA	Latam	MENA	Total
	$’m	$’m	$’m	$’m	$’m
2024
Revenue from external customers - continuing operations	998.5	483.8	—	44.9	1,527.2
Revenue from external customers - discontinued operations	—	—	184.0	—	184.0
Revenue from external customers	998.5	483.8	184.0	44.9
Segment Adjusted EBITDA	588.0	308.0	138.0	27.6	1,061.6

Reconciliation of information on reportable segments to the amounts reported in the consolidated financial statements:
Segment Adjusted EBITDA					1,061.6
Finance costs					(2,123.1)
Depreciation and amortization (note 14 and 15)					(362.7)
Impairment of property, plant and equipment, right-of-use-assets, intangible assets excluding goodwill and related prepaid land rent (note 14)					(14.8)
Impairment of withholding tax receivables in Nigeria (note 8)					(1.1)
Other costs(a)					(14.4)
Impairment of assets held for sale (note 7)					(2.9)
Share‑based payment expense					(27.9)
Business combination costs (note 8)					(1.3)
Impairment of goodwill (note 32.1)					(87.9)
Insurance claims (note 9)					0.1
Net loss on disposal of property, plant and equipment and right-of-use assets					(20.2)
Finance income (note 10 and 32.1)					33.8
Gain on disposal of subsidiary (note 31)					83.8
Unallocated corporate expenses(b)					(133.2)
Exclude: loss before tax from discontinued operations (note 32.1)					199.5
Loss before tax					(1,410.7)

Additions of property, plant and equipment and intangible assets:
- Segments	125.8	108.1	182.1	6.4	422.4
- Unallocated items					13.4
					435.8
(a)	Other costs included one-off expenses related to strategic initiatives and operating systems of $10.8 million, costs related to internal reorganization of $2.7 million and one-off professional fees relating to financing of $0.8 million
(b)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Each segment's Adjusted EBITDA above includes the following items:

	Continuing Operations					Discontinued operations
	Nigeria	SSA	MENA	Unallocated items	Total	Latam
	$’m	$’m	$’m	$’m	$’m	$’m
2024
Power generation	251.3	90.4	1.7	—	343.4	5.4
Staff costs	32.0	33.0	5.6	86.4	157.0	24.2
Tower repairs and maintenance	19.9	22.0	3.1	—	45.0	8.4

Summarized financial information for the year ended December 31, 2023, is as follows:

	Nigeria	SSA	Latam	MENA	Total
	$’m	$’m	$’m	$’m	$’m
2023
Revenue from external customers - continuing operations	1,381.6	503.0	—	40.7	1,925.3
Revenue from external customers - discontinued operations	—	—	200.2	—	200.2
Revenue from external customers	1,381.6	503.0	200.2	40.7
Segment Adjusted EBITDA(c)	855.3	257.1	145.8	22.1	1,280.3

Reconciliation of information on reportable segments to the amounts reported in the consolidated financial statements:
Segment Adjusted EBITDA					1,280.3
Finance costs					(2,436.5)
Depreciation and amortization (note 14 and 15)					(435.6)
Impairment of withholding tax receivables in Nigeria (note 8)					(48.0)
Impairment of property, plant and equipment, right-of-use-assets, intangible assets excluding goodwill and related prepaid land rent					(87.7)
Business combination costs (note 8)					(2.4)
Share‑based payment expense					(13.4)
Other costs(a)					(19.0)
Net gain on disposal of property, plant and equipment and right-of-use assets					3.7
Insurance claims (note 9)					0.3
Other non-operating income					0.1
Finance income (note 10 and 32.1)					25.2
Unallocated corporate expenses(b)					(147.7)
Exclude: loss before tax from discontinued operations (note 32.1)					66.6
Loss before tax					(1,814.1)

Additions of property, plant and equipment and intangible assets:
In the normal course of business
- Segments	320.0	96.9	247.6	18.0	682.5
- Unallocated items					4.3
					686.8
Through business combinations - segments	—	—	—	8.6	8.6
(a)	Other costs included one-off consulting fees related to corporate structures and operating systems of $10.6 million, one-off consulting services of $1.7 million, costs related to internal reorganization of $4.7 million and one-off professional fees related to financing of $0.3 million.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

(b)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.

Each segment's Adjusted EBITDA above includes the following items:

	Continuing Operations					Discontinued operations
	Nigeria	SSA	MENA	Unallocated items	Total	Latam
	$’m	$’m	$’m	$’m	$’m	$’m
2023
Power generation	285.0	104.9	2.5	—	392.4	4.3
Staff costs	53.0	29.5	5.6	90.3	178.4	27.3
Tower repairs and maintenance	46.8	39.0	2.7	—	88.5	7.8

Geographical information

The following countries in which the Group operates contribute material (10% or more) revenue and/or have material non-current assets are as follows:

	2025	2024	2023
	$’m	$'m	$'m
Revenue from continuing operations
Nigeria	1,068.8	998.5	1,381.6
Rest of world	513.2	528.7	543.7
	1,582.0	1,527.2	1,925.3
Revenue from discontinued operations:
Brazil	186.9	178.4	195.0
Rest of Latin America	6.6	5.6	5.2
	193.5	184.0	200.2
Non‑current assets(a)(b)
Nigeria	609.7	557.1	898.3
Brazil	—	1,400.0	1,875.1
South Africa	563.1	491.3	493.6
Rest of world	564.8	650.1	882.0
	1,737.6	3,098.5	4,149.0
(a)	Non-current assets exclude financial instruments, non-current trade and other receivables and deferred tax assets.

(b)    Non-current assets amounting to $1,140.0 million for Brazil and other Latin American countries were classified as held for sale (presented within current assets) at December 31, 2025.

Revenue from two tier one customers represent 10% or more of the Group’s revenue from continuing operations revenue as follows:

	2025	2024	2023
	$’m	$'m	$'m

Customer A	71%	69%	66%
Customer B	17%	17%	18%

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

6.Revenue

The Group’s revenue accrues from providing telecommunication support services. The Group provides infrastructure sharing and leasing known as colocation (which includes colocation rental revenue and colocation services) and to a limited extent, managed services.

	2025	2024(a)	2023(a)
	$’m	$'m	$'m

Lease component	922.8	893.9	1,591.4
Services component	659.2	633.3	333.9
	1,582.0	1,527.2	1,925.3
(a)	The results for the years ended December 31, 2024 and December 31, 2023 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 32.1 for more information.

The Group leases space on its towers under leases over periods ranging between 5 and 20 years.

The lease component of future minimum receipts continuing operations expected from tenants under non-cancellable agreements in effect at December 31, are as follows:

	2025	2024(a)	2023(a)
	$’m	$'m	$'m

Within one year	842.6	839.8	1,469.3
1-2 years	828.0	762.0	1,189.7
2-3 years	751.8	748.1	1,124.6
3-4 years	720.7	665.3	1,093.7
4-5 years	705.5	631.1	1,031.9
After 5 years	2,127.3	2,251.9	2,834.5
	5,975.9	5,898.2	8,743.7
(a)	The results for the years ended December 31, 2024 and December 31, 2023 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 32.1 for more information.

The following table shows unsatisfied performance obligations which represents the continuing operations services component of future minimum receipts expected from customers under non-cancellable agreements in effect at December 31, as follows:

	2025	2024(a)	2023(a)
	$'m	$'m	$'m

Within one year	629.1	625.6	235.0
1-2 years	622.6	571.7	204.5
2-3 years	571.1	566.0	191.4
3-4 years	554.5	512.5	184.5
4-5 years	548.6	495.6	165.6
After 5 years	1,501.9	1,671.4	566.3
	4,427.8	4,442.8	1,547.3
(a)	The results for the years ended December 31, 2024 and December 31, 2023 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 32.1 for more information.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

7.Cost of sales

	2025	2024(a)	2023(a)
	$'m	$'m	$'m

Power generation	337.0	343.4	392.4
Depreciation (note 14)	188.7	186.9	265.7
Tower repairs and maintenance	50.4	45.0	88.5
Amortization (note 15)	19.9	20.6	26.0
Staff costs (note 8.2)	26.3	24.9	32.8
Security services	21.0	17.3	42.5
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(b)	2.3	9.8	82.4
Regulatory fees	26.6	8.1	37.5
Short-term rental	3.8	10.3	9.4
Travel costs	7.9	5.6	9.6
Insurance	3.1	3.9	4.0
Impairment of assets held for sale (note 14)	-	2.9	-
Short-term other rent	1.4	1.6	2.0
Professional fees	1.3	1.9	2.6
Vehicle maintenance and repairs	1.8	1.8	2.2
Other(c)	13.9	49.6	39.0
	705.4	733.6	1,036.6
(a)	The results for the years ended December 31, 2024 and December 31, 2023 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 32.1 for more information.
(b)	The impairment in the year ended December 31, 2023, includes $71.0 million from power equipment assets in the SSA segment being classified as assets held for sale and remeasured at fair value less cost to sell. In May 2024, the sale of these assets was concluded and an additional impairment of $2.6 million was recognized due to certain warranty claims received.
(c)	Included in Other for the year ended December 31, 2024 is $30.7 million of foreign exchange losses (2023: $31.1 million).

8.Administrative expenses

	2025	2024(a)	2023(a)
	$’m	$'m	$'m

Staff costs(b) (note 8.1)	166.4	152.4	159.0
Professional fees	49.1	44.5	49.6
Facilities, short-term rental and upkeep	30.2	29.6	42.0
Travel costs	11.0	9.3	12.9
Business combination costs	11.4	1.3	2.4
Depreciation (note 14)	7.9	10.5	11.0
Net loss allowance/(reversal of loss allowance) on trade receivables(d)	5.8	(0.3)	4.6
Amortization (note 15)	1.0	1.1	4.4
Operating taxes	0.4	0.3	0.2
Net gain on disposal of property, plant and equipment and right-of-use assets	(7.7)	(4.2)	(2.4)
Net impairment (reversal)/loss of withholding tax receivables(c) (note 19)	(59.8)	1.1	48.0
Other(e)	19.1	29.8	33.0
	234.8	275.4	364.7
(a)	The results for the years ended December 31, 2024 and December 31, 2023 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 32.1 for more information.
(b)	Includes amounts related to key management personnel (excluding Non-Executive directors) and share-based payment expense.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

(c)	Withholding tax receivables are assessed for recoverability based on a five year cash flow projection and an analysis of the utilization of withholding tax balances in settlement of future income tax liabilities. Refer to note 19 for further information on the change in withholding tax regulations during 2025.
(d)	This represents the net impact of new or increased provisions for balances now assessed as doubtful partially offset by the reversal of allowances made in previous periods in respect of balances recovered in the period or no longer considered doubtful.
(e)	In 2024, includes a share based payment expense of $7.6 million in relation to the B-BBEE transaction which was cleared by the Competition Commission South Africa in December 2024 (note 28.2).

Foreign exchange gains and losses on administrative expenses are included in Other.

8.1Staff costs:

Amounts presented below include costs in relation to key management personnel (excluding Non-Executive directors).

	2025	2024(a)	2023(a)
	$'m	$'m	$'m

Salaries and wages	144.7	134.7	155.9
Other benefits	12.9	15.7	15.4
Share-based payment expense (note 28.1)	28.8	20.2	13.3
Pension costs	6.3	6.7	7.2
	192.7	177.3	191.8
(a)	The results for the years ended December 31, 2024 and December 31, 2023 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 32.1 for more information.

Other benefits are comprised of employee related insurance, employee training costs, staff entertainment and internal reorganization costs.

	2025	2024(a)	2023(a)
	$'m	$'m	$'m

Administrative expenses	166.4	152.4	159.0
Cost of sales	26.3	24.9	32.8
	192.7	177.3	191.8

(a)	The results for the years ended December 31, 2024 and December 31, 2023 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 32.1 for more information.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

9.Other income

	2025	2024(a)	2023(a)
	$'m	$'m	$'m

Gain on disposal of subsidiary (note 31)	177.7	83.8	—
Other income	1.5	1.9	0.1
Insurance claims	0.4	0.1	0.3
	179.6	85.8	0.4

(a)	The results for the years ended December 31, 2024 and December 31, 2023 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 32.1 for more information.

10.Finance income

	2025	2024(a)	2023(a)
	$’m	$’m	$’m

Interest income - bank deposits	35.9	12.4	18.3
Net foreign exchange gain arising from derivative instruments - unrealized	10.4	8.2	—
Fair value gain on embedded options	18.8	6.7	—
Fair value gain on interest rate caps	—	0.2	0.2
Net foreign exchange gain arising from financing - unrealized	154.0	—	—
	219.1	27.5	18.5

(a)	The results for the years ended December 31, 2024 and December 31, 2023 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 32.1 for more information.

11.Finance costs

	2025	2024(a)	2023(a)
	$’m	$’m	$’m

Net foreign exchange loss arising from financing - unrealized	—	1,610.4	1,722.3
Interest expenses - third party borrowings	253.2	312.9	304.5
Interest and finance charges for lease liabilities	41.2	38.9	37.8
Net foreign exchange loss arising from financing - realized	14.3	23.2	162.9
Net foreign exchange loss on derivative instruments - realized	3.3	23.2	—
Interest expenses - withholding tax paid on bond interest	22.9	15.6	13.4
Fees on borrowings and financial derivatives	9.0	12.3	13.8
Unwinding of discount on decommissioning liability	5.8	5.7	6.2
Net foreign exchange loss arising from derivative instruments - unrealized	—	—	92.3
Fair value loss on embedded options	—	—	3.8
	349.7	2,042.2	2,357.0

The net foreign exchange loss arising from financing - unrealized in both 2024 and 2023 is predominantly due to the significant devaluation in the exchange rate between the Naira and the U.S. dollar during the year. This arises on commercial bank and intercompany loans denominated in U.S. dollars at subsidiary level as a result of loan revaluations in local functional currency at period ends. Refer to note 4(b) for further information.

(a)	The results for the years ended December 31, 2024 and December 31, 2023 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 32.1 for more information.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

12.Income tax (benefit)/expense

	2025	2024	2023
	$'m	$'m	$'m
Current taxes
Current year	186.6	75.5	114.0
Prior years	(23.6)	—	0.4
Total current tax charge	163.0	75.5	114.4

Deferred income taxes (note 16)
Current year	(207.9)	(34.8)	(32.0)
Prior years	37.6	(6.7)	25.1
Total deferred income tax credit	(170.3)	(41.5)	(6.9)

Income tax (benefit)/expense	(7.3)	34.0	107.5

Income tax (benefit)/expense is attributable to:
Continuing operations	86.4	69.3	102.8
Discontinued operations(a)	(93.7)	(35.3)	4.7
	(7.3)	34.0	107.5

Reconciliation of effective tax (benefit)/expense
Income/(loss) from continuing operations before income tax	690.8	(1,410.7)	(1,814.1)
Loss from discontinued operations before income tax(a)	(571.3)	(199.5)	(66.6)
Total income/(loss) before income tax	119.5	(1,610.2)	(1,880.7)

Tax calculated at domestic tax rates applicable to income in respective countries	10.6	(528.8)	(638.3)
Tax effects of:
Income not subject to taxation(b)	(53.1)	(40.4)	(21.8)
Expenses not deductible for tax purposes	26.1	70.4	90.0
Movement in deferred tax assets not recognized(c)	(76.5)	516.2	633.4
Change in tax base	—	—	1.8
Prior year under/(over) provision(d)	14.1	(6.6)	25.5
Goodwill impairment(e)	61.8	30.7	—
Withholding tax on subsidiary dividends	9.1	5.2	3.7
Effects of changes in tax rates	(3.0)	—	(0.8)
Pillar Two top-up tax(f)	0.7	—	—
Movement in uncertain tax positions	3.2	(12.4)	9.5
Other	(0.3)	(0.3)	4.5
Total tax (benefit)/expense	(7.3)	34.0	107.5

Current income tax receivables	0.8	2.3	3.7
Current income tax payables	(69.9)	(49.9)	(75.6)
	(69.1)	(47.6)	(71.9)
(a)	The Latam operations, comprising the towers and fiber businesses, has been reclassified as held for sale and presented as a discontinued operation. Refer to note 32.
(b)	Income not subject to taxation in the year ended December 31, 2025, includes $31.0 million relating to the gain on the disposal of the subsidiaries and $8.0 million in respect of the reversal of impairment of withholding tax receivables. For the year ended December 31, 2024, income not subject to taxation included $21.6 million relating to the gain on disposal of the Group’s 70% interest in IHS Kuwait Limited. Income not subject to taxation also includes profits/losses of Global Independent Connect Limited, a subsidiary in Nigeria, which are exempt from tax since this subsidiary benefits from pioneer status.
(c)	Deferred tax assets are recognized for deductible temporary differences and tax losses carried forward only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and future taxable

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

income. The 2025 decrease in unrecognized deferred tax includes $72.1 million from Nigeria, driven by increased recognition based on the 5-year business plan EBITDA. In Nigeria, significant finance cost (interest and realized/unrealized foreign exchange losses on USD-denominated borrowings) arose in 2023-2024 from the Naira devaluation, creating deductible temporary differences that are only partially recognized as at December 31, 2025. Refer to note 3 for significant judgements and estimation uncertainties related to deferred tax recognition.
(d)	For the year ended December 31, 2025, the adjustments for prior years primarily relates to provision to return adjustments for timing differences on loans in Nigeria. For the year ended December 31, 2023, the adjustments in respect of prior years primarily related to the derecognition of $20.6 million of deferred tax assets as a result of obtaining greater clarity on the treatment of certain expenses arising in 2022 with respect to Brazil.
(e)	A goodwill impairment charge in the Latam tower businesses group of CGUs and I-Systems for the year ended December 31, 2025 was recognized. The goodwill impairment is not a deductible item and leads to no change in the recognition of deferred tax resulting in a $61.8 million reconciling item. A $30.7 million reconciling item arose in the year ended December 31, 2024. Each of these related to discontinued operations.
(f)	In the year ended December 31, 2025, the Group incurred a Pillar Two top-up tax charge of $0.7 million in respect of certain jurisdictions where the effective tax rate was below the 15% global minimum. The Group applies the exception to recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 Income Taxes issued in May 2023. In line with IAS 12, the Group has applied this temporary exception and has not recognized deferred tax related to Pillar Two.

For the years ended December 31, 2025, 2024, and 2023, the statutory rates for the Group’s largest markets by turnover are Nigeria 33.0% (combination of corporate income tax and education tax); Brazil 34.0% (combination of corporate income tax and social contribution on income taxes); and South Africa 27%.

The overall tax rate in Nigeria is increasing to 34% in 2026 due to replacement of 3% education tax with 4% development levy.

The statutory tax rates in other markets range from 9.0% to 35.0% in 2025 (2024: 15.0% to 35.0%, 2023: 15.0% to 35.0%).

The movement in the current income tax is as follows:

	2025	2024	2023
	$'m	$'m	$'m

At January 1	(47.6)	(71.9)	(68.8)
Charged to income or loss	(163.0)	(75.5)	(114.4)
Paid during the year	44.7	38.6	45.4
Withholding tax netting off	91.1	41.0	57.6
Derecognized on disposal of subsidiary	10.8	—	—
Exchange differences	(5.1)	20.2	8.3
At December 31	(69.1)	(47.6)	(71.9)

Deferred income tax assets are recognized for deductible temporary differences and tax losses carried forward only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and future taxable income. Refer to note 16 for deferred income tax.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

13.Income/(loss) per share

Basic income/(loss) per share is calculated by dividing the income/(loss) for the year attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted income/(loss) per share is calculated by dividing the income/(loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The reported basic and diluted income/(loss) per share were as follows:

The reported basic and diluted income/(loss) per share were as follows:
	2025	2024	2023
	$	$	$
Income/(loss) per share from continuing operations
Basic	1.80	(4.45)	(5.75)
Diluted	1.77	(4.45)	(5.75)

Loss per share from discontinued operations
Basic	(1.38)	(0.45)	(0.18)
Diluted	(1.38)	(0.45)	(0.18)

Income/(loss) per share
Basic	0.43	(4.90)	(5.93)
Diluted	0.42	(4.90)	(5.93)

The following tables set out the data used in the basic and diluted income/(loss) per share calculations:

	2025	2024	2023
	$’m	$’m	$’m

Income/(loss) from continuing operations
Income/(loss) for the year	604.4	(1,480.0)	(1,916.9)
Exclude: loss for the year attributable to non-controlling interests	—	(1.1)	(0.4)
Income/(loss) for the year attributable to owners of the Company	604.4	(1,481.1)	(1,917.3)

Income/(loss) from discontinued operations
Income/(loss) for the year	(477.6)	(164.2)	(71.3)
Exclude: loss for the year attributable to non-controlling interests	16.8	13.3	11.1
Income/(loss) for the year attributable to owners of the Company	(460.8)	(150.9)	(60.2)

Income/(loss) for the year	126.8	(1,644.2)	(1,988.2)
Exclude: loss for the year attributable to non-controlling interests	16.8	12.2	11.6
Income/(loss) for the year attributable to owners of the Company	143.6	(1,632.0)	(1,976.6)

	2025	2024	2023
	number	number	number
	(’000)	(’000)	(’000)

Weighted average number of ordinary shares outstanding	335,046	333,063	333,176
Weighted average number of potential ordinary shares	6,591	2,060	1,980

Potential ordinary shares relate to options granted under the Group’s share-based compensation schemes (note 28.1). Under IAS 33 Earnings per Share (“IAS 33”), potential ordinary shares are treated as dilutive when, and only when, their conversion into ordinary shares would decrease income per share or increase loss per share. For the years ending presented December 31, 2024 and December 31, 2023 the Group reported a loss for the year and accordingly there were no potentially dilutive shares.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

14.Property, plant and equipment and right-of-use assets

							Total
	Towers			Furniture and		Capital	(excluding
	and tower	Fiber	Land and	office	Motor	work in	right-of-use	Right-of-use
	equipment	assets	buildings	equipment	vehicles	progress	assets)	assets
	$’m	$’m	$’m	$’m	$’m	$’m	$’m	$’m
Cost
At January 1, 2024(a)	2,191.0	448.8	39.3	24.4	19.4	212.7	2,935.6	1,117.0
Additions during the year(b)	28.7	8.6	2.1	2.6	1.0	181.6	224.6	154.5
Reclassification	141.5	39.9	0.4	20.8	—	(202.6)	—	—
Transfer from advance payments	38.9	14.7	0.2	—	—	(2.0)	51.8	—
Disposals(c)	(20.0)	(0.5)	—	(1.3)	(0.7)	—	(22.5)	(99.6)
Disposal of subsidiary	(61.7)	—	—	(1.1)	—	(0.7)	(63.5)	(52.0)
Exchange differences	(452.3)	(119.8)	(14.5)	(6.7)	(5.2)	(68.3)	(666.8)	(200.4)
At December 31, 2024(a)	1,866.1	391.7	27.5	38.7	14.5	120.7	2,459.2	919.5

At January 1, 2025(a)	1,866.1	391.7	27.5	38.7	14.5	120.7	2,459.2	919.5
Additions during the year(b)	6.1	9.2	0.3	—	—	189.1	204.7	139.5
Transfer from advance payments	35.1	4.3	2.0	2.8	—	(1.7)	42.5	—
Disposals(c)	(38.0)	—	—	(2.6)	(1.4)	—	(42.0)	(74.0)
Disposal of subsidiary	(96.9)	—	(0.7)	(0.7)	(0.6)	(3.5)	(102.4)	(26.9)
Reclassifications(d)	241.5	29.8	10.0	16.4	—	(190.2)	107.5	(107.5)
Reclassified to assets held for sale	(507.2)	(420.0)	(15.6)	(37.4)	—	(40.5)	(1,020.7)	(419.4)
Exchange differences	203.6	54.4	3.0	2.9	1.5	12.5	277.9	106.6
At December 31, 2025	1,710.3	69.4	26.5	20.1	14.0	86.4	1,926.7	537.8

Accumulated depreciation and impairment
At January 1, 2024(a)	1,096.3	96.4	1.2	19.1	12.8	—	1,225.8	230.1
Charge for the year(e)	150.1	49.1	0.3	20.2	2.2	—	221.9	95.4
Impairment	11.6	0.4	—	—	—	—	12.0	1.8
Disposals(c)	(17.4)	(0.4)	—	(1.0)	(0.6)	—	(19.4)	(35.3)
Disposal of subsidiary	(25.2)	—	—	(0.4)	—	—	(25.6)	(27.5)
Exchange differences	(231.5)	(36.8)	(0.5)	(5.7)	(3.2)	—	(277.7)	(44.1)
At December 31, 2024(a)	983.9	108.7	1.0	32.2	11.2	—	1,137.0	220.4

At January 1, 2025(a)	983.9	108.7	1.0	32.2	11.2	—	1,137.0	220.4
Charge for the year(e)	165.9	66.9	0.9	5.7	1.7	—	241.1	77.3
Impairment	3.4	—	—	—	—	—	3.4	1.3
Disposals(c)	(39.7)	—	—	(2.5)	(1.3)	—	(43.5)	(25.7)
Disposal of subsidiary	(49.0)	—	—	(0.7)	(0.6)	—	(50.3)	(10.1)
Reclassifications(d)	35.9	—	—	—	—	—	35.9	(35.9)
Reclassified to assets held for sale	(146.9)	(175.1)	(0.3)	(21.9)	—	—	(344.2)	(85.3)
Exchange differences	105.9	20.5	0.2	3.4	1.2	—	131.2	25.9
At December 31, 2025	1,059.4	21.0	1.8	16.2	12.2	—	1,110.6	167.9

Net book value
At December 31, 2024	882.2	283.0	26.5	6.5	3.3	120.7	1,322.2	699.1
At December 31, 2025	650.9	48.4	24.7	3.9	1.8	86.4	816.1	369.9
(a)	Revised for a correction to Property, plant and equipment (see note 34).
(b)	Includes net movements in assets relating to the decommissioning and site restoration provision.
(c)	The disposals value of right-of-use assets represents disposals due to terminated leases and the impact of remeasurement of lease assets as a result of changes in lease terms. The amount for the year ended December 31, 2024, includes a reduction in lease term for certain assets in the Latam tower business following the Oi Brazil judicial proceedings as described in note 15.1.
(d)	During March 2025, as part of the Oi Brazil judicial recovery plan, the Group received legal title to 1,562 towers and 187 related land assets already held by the Group as right-of-use assets in partial settlement of amounts owed to the Group under its MLA with Oi Brazil. These assets were reclassified to property, plant and equipment at the net book value of $71.9 million and revenue of $3.8 million was recognized for the fair value of the assets beyond their existing right-of-use lease term (included within loss from discontinued operations).
(e)	The charge for the period does not agree to the charge in the consolidated statement of income/(loss) and other comprehensive income/(loss) principally due to indirect tax benefits claimed through depreciation over the useful life of assets.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Capital work-in-progress comprises mainly of tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.

Depreciation expense is included in the consolidated statement of loss and other comprehensive income as follows:

	2025	2024(a)	2023(a)
	$'m	$'m	$'m

Cost of sales (note 7)	188.7	186.9	265.7
Administrative expense (note 8)	7.9	10.5	11.0
Discontinued operations	119.2	118.6	108.5
	315.8	316.0	385.2

(a)	The results for the years ended December 31, 2024 and December 31, 2023 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 32.1 for more information.

Analysis of right-of-use assets

The carrying value of right-of-use assets at December 31, 2025, are comprised of vehicles of $6.5 million (2024: $0.8 million) and land and building assets, the majority being leased land on which our towers are situated.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

15.Goodwill and other intangible assets

		Customer-	Network -
		related	related
		intangible	intangible			Right of way
	Goodwill	assets	assets	Licenses	Software	and use	Total
	$’m	$’m	$’m	$’m	$’m	$’m	$’m
Cost
At January 1, 2024	751.0	898.1	160.7	33.4	21.5	—	1,864.7
Additions during the year	—	—	—	0.2	4.2	0.6	5.0
Disposals	—	(4.5)	(0.2)	—	(9.1)	(0.3)	(14.1)
Disposal of subsidiary	(12.2)	(51.0)	(17.6)	—	(0.1)	—	(80.9)
Exchange differences	(160.8)	(172.3)	(20.8)	(2.7)	(1.1)	—	(357.7)
At December 31, 2024	578.0	670.3	122.1	30.9	15.4	0.3	1,417.0

At January 1, 2025	578.0	670.3	122.1	30.9	15.4	0.3	1,417.0
Additions during the year	—	—	—	—	0.2	—	0.2
Disposals	—	—	—	(2.0)	(2.3)	—	(4.3)
Disposal of subsidiary	(8.3)	(3.5)	—	—	(0.1)	—	(11.9)
Reclassified to assets held for sale	(378.6)	(430.3)	(54.3)	(0.2)	3.9	(0.3)	(859.8)
Exchange differences	71.6	82.9	15.4	3.6	(0.2)	—	173.3
At December 31, 2025	262.7	319.4	83.2	32.3	16.9	—	714.5

Accumulated amortization and impairment
At January 1, 2024	131.7	133.4	25.7	15.6	6.0	—	312.4
Charge for the year	—	32.0	6.4	4.0	4.2	0.2	46.8
Impairment charge for the year(a)	87.9	—	—	0.9	—	—	88.8
Disposals	—	(4.6)	(0.2)	—	(9.1)	(0.1)	(14.0)
Disposal of subsidiary	—	(9.0)	(3.0)	—	(0.1)	—	(12.1)
Exchange differences	(44.8)	(32.6)	(5.4)	(1.3)	2.0	—	(82.1)
At December 31, 2024	174.8	119.2	23.5	19.2	3.0	0.1	339.8

At January 1, 2025	174.8	119.2	23.5	19.2	3.0	0.1	339.8
Charge for the year(b)	—	44.4	5.8	6.1	3.8	—	60.1
Disposals	—	—	—	(2.1)	(2.2)	—	(4.3)
Disposal of subsidiary	—	(1.3)	—	—	(0.1)	—	(1.4)
Reclassified to assets held for sale	(197.3)	(78.8)	(8.6)	(0.2)	12.9	(0.1)	(272.1)
Exchange differences	22.5	14.5	3.0	2.3	(1.5)	—	40.8
At December 31, 2025	—	98.0	23.7	25.3	15.9	—	162.9

Net book value
At December 31, 2024	403.2	551.1	98.6	11.7	12.4	0.2	1,077.2
At December 31, 2025	262.7	221.4	59.5	7.0	1.0	—	551.6
(a)	The carrying amount of the Latam tower businesses group of CGUs was reduced to its recoverable amount through the recognition of an impairment loss against goodwill. This loss is included in loss from discontinued operations in the consolidated statement of income or loss.
(b)	Included in charge for the year ended December 31, 2025, is an accelerated amortization of $13.8 million on customer-related intangible assets due to our customer Oi Brazil's insolvency proceedings.

Network related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer-related intangible assets represent customer contracts and relationships.

Amortization expense is included in the consolidated statement of loss and other comprehensive income as follows:

	2025	2024(a)	2023(a)
	$’m	$'m	$'m

Cost of sales (note 7)	19.9	20.6	26.0
Administrative expenses (note 8)	1.0	1.1	4.4
Discontinued operations	39.2	25.1	20.0
	60.1	46.8	50.4

(a)	The results for the years ended December 31, 2024 and December 31, 2023 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 32.1 for more information.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

15.1Allocation of goodwill

Management reviews the business performance based on the geographical location of business. It has identified IHS Nigeria Limited, INT Towers Limited, IHS Towers NG Limited, IHS Cameroon S.A., IHS Côte d’Ivoire S.A., IHS Rwanda Limited, IHS Zambia Limited, IHS Kuwait Limited, IHS South Africa Proprietary Limited, the Latam tower businesses and I-Systems as the main CGUs/Group of CGUs relevant for the allocation of goodwill. IHS Kuwait was disposed of in 2024 and IHS Rwanda was disposed of in 2025. During 2023, the three CGUs in Nigeria were grouped together for the purpose of goodwill impairment testing, as this reflects the level at which management reviews performance and manages its operations in the region. This group of CGUs is identified as IHS Nigeria. IHS Nigeria group of CGUs relate to the Nigeria operating segment, IHS Cameroon S.A, IHS Côte d’Ivoire S.A, IHS Zambia Limited, IHS South Africa Proprietary Limited and IHS Rwanda Limited CGUs related to the SSA operating segment, IHS Kuwait Limited CGU related to the MENA operating segment, and the Latam tower businesses group of CGUs and the I-Systems CGU relate to the Latam operating segment. Goodwill is monitored by management at a CGU/group of CGU level as noted above. IHS Kuwait was disposed of in 2024 and IHS Rwanda was disposed of in 2025.

The following is a summary of goodwill allocation for each CGU or group of CGUs.

					Reclassified to
		Derecognitions		Exchange	assets held
	At January 1	through disposals	Impairment	differences	for sale	At December 31
	$'m	$'m	$'m	$'m	$'m	$'m
2025
IHS Nigeria	89.6	—	—	5.9	—	95.5
IHS Cameroon S.A.	40.8	—	—	5.3	—	46.1
IHS Côte d’Ivoire S.A.	20.3	—	—	2.6	—	22.9
IHS Zambia Limited	30.3	—	—	7.7	—	38.0
IHS Rwanda Limited	8.7	(8.3)	—	(0.4)	—	—
IHS South Africa Proprietary Limited	53.1	—	—	7.1	—	60.2
Latam tower businesses	88.8	—	—	11.6	(100.4)	—
I-Systems	71.6	—	—	9.3	(80.9)	—
	403.2	(8.3)	—	49.1	(181.3)	262.7
2024
IHS Nigeria	151.8	—	—	(62.2)	—	89.6
IHS Cameroon S.A.	43.3	—	—	(2.5)	—	40.8
IHS Côte d’Ivoire S.A.	21.5	—	—	(1.2)	—	20.3
IHS Zambia Limited	32.8	—	—	(2.5)	—	30.3
IHS Rwanda Limited	9.5	—	—	(0.8)	—	8.7
IHS Kuwait Limited	12.2	(12.2)	—	—	—	—
IHS South Africa Proprietary Limited	54.4	—	—	(1.3)	—	53.1
Latam tower businesses	202.5	—	(87.9)	(25.8)	—	88.8
I-Systems	91.3	—	—	(19.7)	—	71.6
	619.3	(12.2)	(87.9)	(116.0)	—	403.2

The recoverable amount of each CGU or group of CGUs, except for the Latam tower businesses group of CGUs and the I-Systems CGU, was determined based on value in use calculations and exceeded the carrying value of each CGU, resulting in no impairments.The recoverable amount of the Latam tower businesses group of CGUs and the I-Systems CGU was determined based on fair value less costs of disposal.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

The key assumptions to which the value in use calculations are most sensitive are as follows:

●	pre-tax weighted average cost of capital;
●	terminal growth rates;
●	revenue growth assumptions (taking into account tenancy ratios), and the direct effect these have on gross profit margins in the five-year forecast period; and
●	gross margin excluding depreciation and amortization.

	Pre-tax weighted average cost	Terminal	Tenancy	Gross margins excluding depreciation &
	of capital	growth rate	ratio(a)	amortization(a)
2025
IHS Nigeria	22.3%	4.0%	4.01x - 6.26x	66.5	% -	82.3%
IHS Cameroon S.A.	18.1%	4.0%	2.88x - 3.43x	55.6	% -	61.1%
IHS Côte d’Ivoire S.A.	10.5%	4.0%	3.86x - 4.53x	53.6	% -	57.8%
IHS Zambia Limited	23.7%	4.0%	3.54x - 4.08x	58.4	% -	69.2%
IHS South Africa Proprietary Limited	14.0%	4.0%	1.80x - 2.59x	77.6	% -	89.5%

2024
IHS Nigeria	30.5%	4.0%	3.98x – 6.13x	45.7	% -	74.7%
IHS Cameroon S.A.	15.4%	4.0%	2.81x – 3.55x	55.1	% -	64.1%
IHS Côte d’Ivoire S.A.	10.6%	4.0%	3.86x – 4.47x	48.1	% -	58.3%
IHS Zambia Limited	23.9%	4.0%	2.84x – 3.73x	54.3	% -	67.8%
IHS Rwanda Limited	17.6%	4.0%	2.06x – 2.91x	70.3	% -	75.0%
IHS South Africa Proprietary Limited	13.3%	4.0%	1.79x – 2.88x	82.1	% -	88.8%

(a)	Tenancy ratios and gross margins (excluding depreciation & amortization) disclosed are for the forecast period 2026 - 2030. The tenancy ratios refer to the average number of tenants plus lease amendments (also including extra power and space) per tower that is owned or operated across a tower portfolio at a given point in time.

Management has considered and assessed reasonably possible changes for key assumptions on all markets. Any one of the following changes in assumptions could represent a reasonably possible scenario:

●	1% increase in the pre-tax weighted average cost of capital;
●	1% decrease in the terminal growth rate;
●	50% decrease in tenancy growth; and
●	10% decrease in gross margin excluding depreciation and amortization.

Management has concluded that none of the reasonably possible scenarios listed above could give rise to impairment.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

(b)Recoverable amount based on fair values less costs of disposal

The recoverable amounts of the Latam tower businesses group of CGUs and the I-Systems CGU are based on fair value less costs of disposal.

2025

As described in note 32, following the Group’s strategic decision to exit the Latam region, the IHS Latam tower businesses and I-Systems disposal groups were classified as held for sale and the recoverable amount of each of these CGUs was assessed based on fair value less costs of disposal with reference to the agreed sales consideration. Consequently, the goodwill of each CGU was fully impaired. Subsequent to the year end, the Group announced agreements to sell each of these disposal groups.

2024

In the year ended December 31, 2024, fair value less costs of disposal was determined on the basis of the income approach, discounting estimated future net local currency cash flows that reflects current market expectations (Level 3).

The key assumptions to which the fair value less costs of disposal calculation for the Latam tower businesses was most sensitive to were:

●	post-tax weighted average cost of capital;
●	terminal growth rates;
●	revenue growth assumptions (taking into account tenancy growth) and the direct effect these have on gross profit margins in the ten-year forecast period for the Latam tower businesses group of CGUs; and
●	revenue growth assumptions (including homes connected growth) and the direct effect these have on gross profit margins in the ten-year forecast period for the I-Systems CGU.

	Post-tax weighted average cost of capital	Terminal growth rate	Tenancy growth(a)	Homes connected (million)
2024
Latam tower businesses	9.6%	4.7%	5.6%	n.a
I-Systems	9.4%	4.7%	n.a	0.7 – 3.1
(a)	Tenancy growth disclosed is for the average annual growth rate for tenancies over the forecast period 2025 - 2034.

An impairment loss of $87.9 million was recognized in the Latam Tower business group of CGUs during the first quarter of 2024. This was mainly due to the restructuring of our customer, Oi Brazil. On April 19, 2024, an Oi Brazil restructuring plan was presented to court in Brazil and was agreed upon by creditors including IHS, in relation to Oi Brazil’s ongoing judicial recovery proceedings. As a result of the agreed upon terms, the carrying amount of the Latam tower businesses group of CGUs has been reduced to its recoverable amount, through the recognition of an impairment loss against goodwill. This loss is included in loss from discontionued operations in the consolidated statement of loss and other comprehensive income. The annual goodwill impairment review did not result in any further losses.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Management has determined the reasonably possible changes in key assumptions as follows:

●	1% increase in the post-tax weighted average cost of capital;
●	1% decrease in the terminal growth rate;
●	15% decrease in tenancy growth; and
●	15% decrease in growth in homes connected.

For the Latam towers business group of CGUs the reasonably possible change scenarios that would individually result in an impairment charge are as follows:

	1% increase	1% decrease	15% decrease
	in post-tax	in terminal	in tenancy
	discount rate	growth rate	growth
	$'m	$'m	$'m
2024
Latam Towers business	48.1	—	—

For the I-Systems CGU management concluded that no reasonably possible scenario could give rise to an impairment.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any. Refer to note 3 for significant judgements and estimation uncertainties related to deferred tax recognition.

						Unutilized
	Property,					capital
	plant and	Intangible		Lease	Right-of-use	allowances	Finance costs
	equipment	assets	Provisions	liability	assets	and tax losses	and other	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Net deferred income tax
At January 1, 2024(a)	(102.9)	(144.7)	50.2	134.6	(115.7)	82.4	34.7	(61.4)
Tax income/(charge)	(9.3)	8.5	(1.5)	2.7	(1.8)	41.9	1.0	41.5
Exchange differences and other movements	42.7	12.7	(9.9)	32.2	(33.5)	(23.6)	(16.0)	4.6
At December 31, 2024 (a)	(69.5)	(123.5)	38.8	169.5	(151.0)	100.7	19.7	(15.3)

At January 1, 2025(a)	(69.5)	(123.5)	38.8	169.5	(151.0)	100.7	19.7	(15.3)
Tax income/(charge)	40.0	10.7	22.3	(14.9)	38.2	14.7	59.2	170.2
Reclassified as held for sale	(10.4)	40.2	(19.8)	(71.7)	42.1	(108.3)	(2.6)	(130.5)
Exchange differences and other movements	(14.9)	(6.7)	6.3	13.4	(11.4)	11.8	1.8	0.3
At December 31, 2025	(54.8)	(79.3)	47.6	96.3	(82.1)	18.9	78.1	24.7

Classified as:
At December 31, 2024
Deferred income tax assets	(57.2)	0.3	21.1	99.0	(87.8)	74.3	23.6	73.3
Deferred income tax liabilities	(12.3)	(123.8)	17.7	70.5	(63.2)	26.4	(3.9)	(88.6)
	(69.5)	(123.5)	38.8	169.5	(151.0)	100.7	19.7	(15.3)
At December 31, 2025
Deferred income tax assets	(41.2)	(21.9)	28.2	15.2	(9.9)	17.6	77.1	65.1
Deferred income tax liabilities	(13.6)	(57.4)	19.4	81.1	(72.2)	1.3	1.0	(40.4)
	(54.8)	(79.3)	47.6	96.3	(82.1)	18.9	78.1	24.7
(a)	Revised for corrections to Property, plant and equipment and Trade and other payables (see note 34).

The Group’s recognized deferred tax assets at December 31, 2025, primarily comprised $17.6 million (2024: $25.2 million) in relation to unutilized capital allowances of the Group’s Nigerian subsidiaries and $83.3 million (2024: $28.4 million) in relation to finance costs of the Group’s Nigerian subsidiaries. Tax deductions for finance costs, which comprise interest paid and realized exchange losses, are restricted under Nigerian tax legislation and are carried forward for future relief.

In the case of the Nigerian deferred tax assets described above, the Group has performed an assessment of their recovery using forecasted future taxable income and has recognized deferred tax assets to the extent it is considered probable that sufficient future taxable income will arise against which these losses and deductible temporary differences can be utilized.

Finance costs and other includes $6.9 million of deferred tax liabilities on undistributed profits as at December 31, 2025 (2024: $9.4 million), unrealized derivative instruments income and on unrealized foreign exchange. As of December 31, 2025, there were $nil (2024: $nil) of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognized.

The Group has $1.3 billion (2024: $2.2 billion) in deductible temporary differences for which no deferred tax is recognized (refer to note 3). In 2025, partial recognition occurred on these items driven by the assumed repayment of the intercompany USD denominated loan.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Refer to note 3 for details on judgements regarding unremitted earnings and estimation uncertainties on unrealized foreign exchange losses.

The temporary differences on which no deferred tax is recognized primarily relate to certain finance costs incurred by the Group’s Nigerian subsidiaries. No deferred tax is recognized for these costs, which are subject to restrictions on their deductibility, because, in the case of interest, it is not considered probable that sufficient forecast future taxable income will arise to utilize these deductions, or in the case of exchange losses, which are deductible when realized, because it is not considered probable that there will be sufficient forecast taxable income to utilize those losses which are realized in the future. The amounts are due to expire as follows:

●	within one year: $58.2 million (2024: $3.6 million);
●	between one and two years: $31.5 million (2024: $53.9 million);
●	between two and three years: $14.7 million (2024: $27.5 million);
●	between three and four years: $43.3 million (2024: $3.8 million); and
●	between four and five years: $122.1 million (2024: $232.1 million).

As of December 31, 2025, there were $nil (2024: $nil, 2023: $6.5 million) of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognized.

As per note 32, the tower businesses in Brazil and Colombia (Latam Towers) and I-Systems in Brazil have been classified as two separate disposal groups as at December 31, 2025 and the assets and liabilities of both disposal groups are presented as held for sale in the consolidated statement of financial position.

The deferred tax assets arising on tax losses in the Latam tower and fiber businesses are $108.3 million (2024: $70.9 million), the amount at December 31, 2025 is classified as held for sale.

In the case of the Brazilian deferred tax assets described as classified as held for sale above, the Group has performed an assessment of their recovery using forecasted future taxable income and has recognized deferred tax assets to the extent it is considered probable that sufficient future taxable income will arise against which these losses and deductible temporary differences can be utilized.

The tax losses and deductible temporary differences in Brazil for which a deferred tax asset has been recognised amount to $374.1 million (2024: $144.3 million) leading to a deferred tax asset of $127.2 million, (2024 $49.1 million) for the Brazil Towers business.  Those relating to I-Systems amount to $120.0 million (2024 $64.4 million) leading to a deferred tax asset of $40.8 million (2024: $21.9 million). Losses in the towers business are expected to be utilized by the end of 2039 and in I-Systems by the end of 2034. The loss utilization is based on the approved business plan with an annual risk factor applied to the outer years beyond year 10. Amounts at December 31, 2025 are classified as held for sale.

Deferred tax assets are recognised based on the future taxable income supported by our forecasts indicating profitable long-term Master Lease Agreements with an average remaining term of 12 years and CPI-linked escalators. It is considered that these sources of income are sufficiently predictable and contracted to support a recognition period in excess of ten years.

The recognition of the deferred tax assets within the Brazil fiber business is supported by positive evidence regarding future fiber network growth derived from a favourable demographic and economic outlook, and Brazilian government initiatives to expand broadband coverage, and consider the downside protection derived upon acquisition of the business.

The loss utilization has been stress-tested consistent with the sensitivity methodology applied for goodwill (refer to note 15). Applying these sensitivities would reduce the recognized deferred tax asset in Brazil Towers by $21.1 million and extend the utilization period in I-Systems to the end of 2035.

The deductible temporary differences in Nigeria for which a deferred tax asset has been recognized amount to $216.8 million (2024: $nil) leading to a deferred tax asset of $73.7 million (2024: $nil) for the INT Towers business. The deductible

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

temporary differences are expected to be utilized by the end of 2028. The utilization periods are based on the approved 5-year business plan (2026-2030).

The utilization of the above mentioned temporary differences has been stress-tested consistent with the sensitivity methodology applied for goodwill (refer to note 15). The sensitivity test did not result in any changes to the value of the deferred tax asset recognized.

17.Inventories

	2025	2024
	$'m	$'m

Stock of materials	42.1	30.6

Inventories are measured at lower of cost and net realizable value. Diesel is held at cost and consumables are held at cost less provision for obsolescence. During the year, an inventory write-down expense of $0.3 million was recognized (2024: $11.9 million, 2023: $0.4 million). The value of inventory recognized as an expense during the year is $280.0 million (2024: $285.5 million, 2023: $321.4 million).

18.Derivative financial instruments

The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the consolidated statement of loss and other comprehensive income. The related net foreign exchange gain/(loss) is included in finance income (note 10) and finance costs (note 11).

The underlying contractual notional amounts for the derivative instruments are as follows, as of December 31, for each of the following years:

	2025	2024
	$'m	$'m
Derivative instruments
Embedded options within listed bonds(a)	2,186.0	2,186.0
Foreign exchange swaps	—	14.5
	2,186.0	2,200.5
(a)	This relates to early redemption clauses within the Group’s Senior Notes (see note 22 - Borrowings). On or after November 29, 2025, the 2026 Notes may be redeemed (in whole or in part) at a price of 100.00000%. On or after September 18, 2024, the 2027 Notes may be redeemed (in whole or in part) at a price of 100.00000%. On or after November 29, 2025 or 2026, the 2028 Notes may be redeemed (in whole or in part) at a price of 101.56250% and 100.00000%, respectively. On or after November 29, 2026, 2027 or 2028, the 2030 Notes may be redeemed (in whole or in part) at a price of 103.93750%, 101.96875% and 100.00000%, respectively. On or after November 29, 2027, 2028 or 2029, the 2031 Notes may be redeemed (in whole or in part) at a price of 104.12500%, 102.06250% and 100.00000%, respectively.

The fair value balances are as follows:

	2025	2024
	$'m	$'m
Derivative instruments
Embedded options within listed bonds	48.1	29.4
Foreign exchange swaps	—	(10.2)
	48.1	19.2

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

The change in fair value of the derivative instruments has been recorded in the consolidated statement of loss and other comprehensive income as follows:

	2025	2024	2023
	$'m	$'m	$'m
Derivative instruments
Foreign exchange swaps	10.4	8.2	(92.2)
Embedded options within listed bonds	18.8	6.7	(3.8)
Interest rate caps	—	0.2	0.2
	29.2	15.1	(95.8)

The credit ratings of the Group’s derivative financial instrument assets at December 31, 2025, and 2024, based on publicly reported Fitch ratings are as follows:

	2025	2024
	$'m	$'m
Derivative financial instrument assets
Not rated	48.1	29.4
	48.1	29.4

Refer to note 4(a) for further information on the derivative financial instruments.

Reconciliation of movements is as follows:

	2025	2024
	$'m	$'m
Foreign exchange swaps
At January 1	(10.2)	(68.1)
Fair value gain (unrealized foreign exchange on open contracts)	10.4	8.1
Exchange differences	(3.5)	26.6
Cash flow on settlement	3.3	23.2
At December 31	—	(10.2)

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

19.Trade and other receivables

	2025	2024
	$'m	$'m
Non-current
Accrued revenue and lease incentive	2.0	73.5
Other tax receivables	—	5.6
Payment in advance for property, plant and equipment	22.2	24.6
Deferred consideration(a)	89.3	—
Withholding tax receivables	22.3	14.9
Contingent consideration receivable(b)	—	2.4
	135.8	121.0
Current
Trade receivables	119.6	237.2
Less: allowance for expected credit losses	(12.1)	(16.3)
Net trade receivables(c)	107.5	220.9
Other receivables(d)	33.4	44.4
Prepaid land rent	2.1	0.8
Other prepaid expenses	9.2	14.5
Advance payments	12.4	10.9
Withholding tax receivables(e)	10.1	10.3
VAT receivables	6.7	10.0
Contingent consideration receivable(b)	—	1.6
	181.4	313.4
(a)	Deferred consideration relates to the vendor loan notes, including accrued interest, issued on the disposal of IHS Rwanda (refer to note 31 for further details).
(b)	Receivable on the I-Systems acquisition.
(c)	The fair value is equal to their carrying amount.
(d)	Included in other receivables are short-term fixed deposits which are not classified as cash and cash equivalents as it exceeds the three-month maturity period.
(e)	Withholding tax receivables are assessed for recoverability based on a five year cash flow projection and an analysis of the utilization of withholding tax balances in settlement of future income tax liabilities. Effective from January 1, 2025, revenue tax withheld by customers in Nigeria with respect to colocation and telecommunication tower services decreased from 10% to 2%. Following this change in regulation, previously impaired revenue withholding tax receivables are reassessed each period to identify which could be utilized in settlement of future tax liabilities which can result in the reversal of previously impaired revenue withholding tax receivables (see note 8).

Included in trade receivables is $45.2 million (2024: $135.7 million) relating to accrued revenue of which $17.1 million (2024: $54.4 million) relates to contract assets, with the remainder being accrued lease rental income.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

20.Cash and cash equivalents

	2025	2024
	$'m	$'m

Cash and cash equivalents as presented in the consolidated statement of financial position(a)	825.7	578.0
Cash and cash equivalents classified as held for sale (note 32)	27.6	—
Cash and cash equivalents as presented in the consolidated statement of cash flows	853.3	578.0
(a)	Includes $653.0 million (2024: $175.0 million) of fixed term bank deposits with maturities of less than three months.

The credit ratings of the Group’s principal banking partners as of December 31, 2025, and 2024, based on publicly reported Fitch ratings, are as follows. The Group regularly monitors its credit risk with banking partners and did not incur any losses during 2025 and 2024 as a result of bank failures.

	2025	2024
	$’m	$'m
Cash and cash equivalents
AAA (F1+)	51.8	16.7
A (F1)	476.0	282.3
BBB+	—	0.2
BBB-	104.9	55.9
B	215.7	200.3
C/not rated	4.9	22.6
	853.3	578.0

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

21.Trade and other payables

	2025	2024(a)
	$’m	$'m
Non-current
Deferred revenue(b)	111.2	45.4
Other payables	11.1	5.2
	122.3	50.6
Current
Trade payables	148.4	232.9
Deferred revenue	46.6	19.5
Withholding tax payable	3.5	2.2
Payroll and other related statutory liabilities	34.4	42.8
VAT payables	22.9	30.0
Other payables	22.2	49.7
	278.0	377.1

(a)	Revised for a correction to the current/non-current classification of deferred revenue (see note 34).
(b)	Non-current deferred revenue includes payments received in advance from customers for long-term lease arrangements of fiber network infrastructure. The increase at December 31, 2025 primarily reflects payments received during the period for such arrangements.

Included in deferred revenue is $15.5 million (2024: $18.9 million) which relates to contract liabilities, amounts at December 31, 2025 include those classified as held for sale.

The contract liabilities relating to December 31, 2024, were fully recognized in revenue during the year end December 31, 2025.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

22.Borrowings

Borrowings comprised the following:

	2025	2024
	$’m	$'m
Non-current
Senior Notes	1,965.5	2,164.2
Debentures and bank term loans(a)	876.5	1,055.0
	2,842.0	3,219.2

Current
Senior Notes	218.4	19.3
Debentures and bank term loans(a)	77.2	102.6
Letters of credit	0.1	6.8
	295.7	128.7

Total borrowings	3,137.7	3,347.9
Borrowings classified as held for sale (see note 32.2)	96.7	–
	3,234.4	3,347.9
(a)	Deposits pledged as security included in the amounts above are: current $nil (2024: $12.1 million) and non-current $7.3 million (2024: $23.4 million)

Reconciliation of cash and non-cash changes is as follows:

	2025	2024
	$’m	$’m

At January 1	3,347.9	3,510.8
Interest expense(a)	291.4	360.0
Interest paid	(309.0)	(327.0)
Proceeds received from issuance of borrowings (net of transaction costs)	195.9	2,209.1
Repayment of borrowings	(386.9)	(2,149.3)
Bank overdraft	—	(0.7)
Other transaction costs(a)	(20.9)	(10.6)
Disposal of subsidiary	—	(53.1)
Reclassified to held for sale (see note 32.2)	(96.7)	—
Exchange differences	116.0	(191.3)
At December 31	3,137.7	3,347.9

(a)	Latam disposal groups were classified as held for sale at December 31, 2025 and the Latam segment was presented as a discontinued operation. Amounts above include Latam up until its reclassification to held for sale. See note 32 for more information.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

22.1Analysis of borrowings

Borrowings comprised the following:

	Principal
	amount					Carrying amount
	December 31,		Issue	Maturity		December 31,	December 31,
	2025	Currency	date	date	Interest rate	2025	2024
						$’m	$’m
Senior Notes
IHS Holding Limited	200.0M	USD	Nov'21	Nov'26	5.625%	200.5	200.8
IHS Holding Limited	500.0M	USD	Nov'21	Nov'28	6.250%	500.2	499.4
IHS Holding Limited	550.0M	USD	Nov'24	May'30	7.875%	546.7	545.4
IHS Holding Limited	650.0M	USD	Nov'24	Nov'31	8.250%	645.3	644.2
IHS Mauritius NG Holdco Limited	286.0M	USD	Sep'19	Sep'27	8.000%	290.0	293.7

Debentures
IHS Brasil - Cessão de Infraestruturas S.A.(b)	—	BRL	Sep'23	Aug'31	3.10% + CDI	—	177.6
IHS Brasil - Cessão de Infraestruturas S.A.(b)	—	BRL	Jun'24	Jun'32	2.80% + CDI	—	44.0
I-Systems Soluções de Infraestrutura S.A.(b)	160.0M	BRL	Jun'24	May'32	2.10% + CDI	26.8	24.3

Bank Term Loans
IHS Côte d’Ivoire S.A.	7.0B	XOF	Dec'23	Dec'28	6.50%	12.1	14.4
IHS Côte d’Ivoire S.A.	55.6M	EUR	Dec'23	Dec'28	3.50% + 3M EURIBOR	63.9	75.5
IHS Holding Limited	200.0M	USD	Jun'25	Dec'27	4.85% + 3M SOFR	198.2	—
IHS Holding Limited	255.0M	USD	Oct'24	Oct'29	4.50% + 3M SOFR	256.8	256.6
IHS Holding Limited	3.2B	ZAR	Oct'24	Oct'29	4.50% + 3M JIBAR	198.6	175.2
IHS Towers South Africa Proprietary Limited	3.0B	ZAR	May'22	May'29	2.75% + 3M JIBAR	182.4	174.8
IHS Zambia Limited	42.8M	USD	Dec'20	Dec'27	5.00% + CAS + 3M SOFR	42.9	62.2
INT Towers Limited	—	NGN	Jan'23	Jan'28	2.50% + MPR	—	91.6
I-Systems Soluções de Infraestrutura S.A.(b)	400.0M	BRL	Oct'22	Oct'30	2.45% - 2.50% + CDI	69.9	61.4

Revolving Credit Facilities and Overdrafts(a)
IHS Holding Limited	300.0M	USD	Jun'25	Sep'28	3.50% + 3M SOFR	—	—
IHS Nigeria Limited	55.0B	NGN	Jan'23	Jan'26	2.50% + MPR	—	—
IHS Cameroon S.A.	10.0B	XAF	Sep'25	Aug'26	5.50%	—	—
IHS Cameroon S.A.	10.0B	XAF	Oct'25	Sep'26	5.50% - 6.00%	—	—

Letters of Credit(a)
IHS Nigeria	356.5M	USD	Feb'22	Mar'26	12.00% - 15.39%	0.1	6.8
						3,234.4	3,347.9
Exclude: Borrowings classified as held for sale (see note 32.2)						(96.7)	–
Borrowings						3,137.7	3,347.9
(a)	Principal amount for revolving credit facilities, overdrafts and letters of credit are the available facilities at December 31, 2025.
(b)	On February 11, 2026, IHS Fiber Brasil – Cessão de Infraestruturas Ltda. entered into a share purchase and sale agreement with TIM S.A., pursuant to which IHS Fiber Brasil – Cessão de Infraestruturas Ltda. agreed to sell its 51.0% stake in I-Systems. Borrowings for this business are presented within liabilities held for sale at December 31, 2025.

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Financing activities and liquidity during the reporting period

The Group is in compliance with its debt covenants related to the listed bonds and covenants related to external borrowings as of December 31, 2025. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on December 31, 2025.

IHS Holding (2025) Revolving Credit Facility and Cancellation of IHS Holding (2020) Revolving Credit Facility

IHS Towers entered into an up to $400 million U.S dollar-denominated revolving credit facility agreement in June 2025 with Standard Chartered Bank as the original lender. The facility is scheduled to terminate in September 2028 (unless extended for up to two additional one-year periods), has an interest rate equal to Term SOFR plus a margin of 3.50% per annum. There are total commitments of $300 million currently available under the facility, although this amount can be increased by $100 million at the request of IHS Holding Limited, if certain conditions set out in the facility agreement are met.

This facility replaces the previous $300 million U.S. dollar-denominated revolving credit facility agreement which was originally entered into in March 2020 and was due to expire in October 2026.

IHS Holding (2025) Term Loan and Redemption of IHS Brasil - Cessão de Infraestruturas S.A. Debentures

IHS Towers entered into a $200 million term loan agreement in June 2025 (the “IHS Holding 2025 Term Loan”), between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, and IHS INT Mauritius Limited as guarantors, Standard Chartered Bank as facility agent and Standard Chartered Bank (Hong Kong) Limited as original lender.

The term loan is scheduled to terminate in December 2027 and amortizes monthly from June 2027 until December 2027. The interest rate is equal to Term SOFR plus a margin (which increases from 4.85% for the first 12 months to 5.85% for the next six months to 6.50% for the next six months to 7.50% for the final six months). Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all of part of the available commitments by giving five Business Days’ notice, or such shorter period as the majority lenders may agree.

The IHS Holding 2025 Term Loan was fully drawn in June 2025, and funds were applied towards repaying debentures issued by IHS Brasil - Cessão de Infraestruturas S.A. (“IHS Brasil”) (the “IHS Brasil Debentures”). The IHS Brasil Debentures were issued for BRL1,200.0 million (approximately $225.5 million), in September 2023 at an interest rate of CDI plus 3.10% and BRL300.0 million (approximately $56.4 million) in June 2024 at an interest rate of CDI plus 2.80% per annum. The IHS Brasil Debentures were redeemed in full in June 2025 pursuant to a tender offer, using the proceeds of the IHS Holding 2025 Term Loan together with existing cash on hand.

Repayment of Nigeria (2023) Term Loan

In April 2025, INT Towers Limited fully prepaid the outstanding balance on the Nigeria 2023 Term Loan of NGN132 billion (approximately $88.8 million, which included $5.5 million of accrued interest).

IHS Cameroon Overdrafts

In September 2025, IHS Cameroon entered into a XAF10 billion (approximately $17.9 million) overdraft loan agreement with Ecobank Cameroun as lender (the “Ecobank Overdraft”). The Ecobank Overdraft has an interest rate of 5.5% per annum plus VAT and its purpose is to enable IHS Cameroon to finance working capital needs. The Ecobank Overdraft expires in August 2026, and amounts borrowed may be prepaid by IHS Cameroon at any time.

In October 2025, IHS Cameroon entered into a XAF10 billion (approximately $17.9 million) overdraft loan agreement with Access Bank Cameroon PLC as lender (the “Access Bank Overdraft”). The Access Bank Overdraft is available in two tranches, with an XAF7 billion tranche at an interest rate of 5.5% per annum plus VAT and an XAF3 billion tranche at an interest rate of 6.0% per annum plus VAT. The purpose of the Access Bank Overdraft is to enable IHS Cameroon to finance working capital needs. The Access Bank Overdraft expires in September 2026, and amounts borrowed may be prepaid by IHS Cameroon at any time. It is governed by Cameroon Law.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Nigeria (2026) Revolving Credit Facility

IHS Mauritius NG Holdco Limited, IHS Nigeria, IHS Towers NG Limited, INT Towers Limited and IHS Holding Limited entered into an NGN100.0 billion (approximately $69.0 million) Naira-denominated revolving credit facility agreement in January 2026 (with the potential to upsize to NGN200.0 billion (approximately $138.1 million)) (as amended and/or as amended and restated from time to time the “Nigeria 2026 RCF”), between, amongst others, IHS Nigeria, IHS Towers NG Limited and INT Towers Limited as borrowers and guarantors; IHS Mauritius NG Holdco Limited, IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS INT Mauritius Limited and INT Towers NG Finco 1 Plc as guarantors; Stanbic IBTC as agent and certain financial institutions listed therein as original lenders.

The interest rate under the Nigeria 2026 RCF is equal to the Nigerian MPR plus a margin of 1.0% per annum. IHS Mauritius NG Holdco Limited also pays certain other fees and costs, including a supplemental agency fee, an arranging fee, a management fee and an agent fee.

The Nigeria 2026 RCF is scheduled to terminate in March 2029 and is repayable in full on that date.

Letters of credit

The Group has utilized letters of credit for its Nigerian entities to fund capital and operational expenditure with suppliers. This utilization has significantly reduced in the year ended December 31, 2025, compared to the prior year. Letters of credit are presented within Borrowings and as of January 1, 2025, and December 31, 2025, all the suppliers had received payment.

Below are further details by entity as of December 31, 2025:

●	IHS (Nigeria) Limited has not drawn any funding under agreed letters of credit. These letters mature on March 31, 2026, and their interest rates range from 12.00% to 15.39%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.
●	INT Towers Limited has not drawn any funding under agreed letters of credit. These letters mature on March 31, 2026, and their interest rates range from 12.00% to 15.39%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.
●	Global Independent Connect Limited agreed letters of credit matured on December 31, 2025. The interest rate was 15.39%. These letters of credit were utilized to fund capital and operational expenditure with suppliers.

The range of payment due date for liabilities that are part of the arrangement is up to 5 days after invoice date and for comparable trade payables that are not part of an arrangement is up to 30 days after invoice date.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

23.Lease liabilities

	2025	2024
	$’m	$’m

Non-current	311.7	470.5
Current	60.7	82.1
Total lease liabilities	372.4	552.6

Lease liabilities represent the net present value of future payments due under long term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the year, payments of $109.8 million (2024: $121.3 million) were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.

Reconciliation of cash and non-cash changes is as follows:

	2025	2024
	$’m	$’m

At January 1	552.6	602.0
Additions through new leases or remeasurements(a)	150.0	188.0
Interest and finance charges for lease liabilities(b)	70.5	68.0
Payments for the principal portion of lease liabilities	(41.5)	(55.2)
Interest paid for lease liabilities	(68.3)	(66.0)
Terminations	(67.5)	(80.0)
Disposal of subsidiary (note 31)	(18.7)	(22.6)
Reclassified to held for sale (note 32.2)	(273.8)	—
Exchange differences	69.1	(81.6)
At December 31	372.4	552.6
(a)	This value includes the impact of remeasurement of lease liabilities as a result of changes in lease terms.
(b)	Latam disposal groups were classified as held for sale at December 31, 2025 and the Latam segment was presented as a discontinued operation. See note 32 for more information.

The undiscounted contractual payments under the lease liabilities as of December 31, are as follows:

		Total
	Carrying	contractual	Within	1 - 3	3 - 5	Over 5
	value	cash flows	1 year	years	years	years
	$'m	$'m	$'m	$'m	$'m	$'m
2025
Lease liabilities	372.4	698.9	69.8	140.0	111.3	377.8

2024
Lease liabilities	552.6	1,131.0	92.4	179.8	173.8	685.0

Lease obligations contractual cash flows are disclosed with the same renewal expectation assumption assessed for lease accounting under IFRS 16. The average remaining lease term remaining at December 31, 2025, is 10.8 years. Amounts for 2025 exclude the Latam disposal groups which were classified as held for sale at December 31, 2025. See note 32 for more information.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

24.Provisions for other liabilities and charges

Provisions for other liabilities and charges include $65.7 million (2024: $84.0 million) in relation to decommissioning and site restoration provisions about which further information is provided in the table below.

	2025	2024
	$'m	$'m
Decommissioning and site restoration provisions
At January 1	84.0	86.4
Provisions for new sites and remeasurements of existing sites	(0.7)	2.9
Utilization	(0.2)	(0.1)
Disposal of subsidiary	(1.9)	(3.3)
Unwinding of discount(a)	10.2	9.2
Exchange differences	11.1	(11.1)
Reclassified to held for sale (note 32.2)	(36.8)	—
At December 31	65.7	84.0

Analysis of total decommissioning and site restoration provisions
Non-current	59.7	83.8
Current	6.0	0.2
	65.7	84.0

(a)	Amounts include $5.3 million (2024: $3.5 million) for discontinued operations.

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

The discount rates applied have been in line with the weighted average borrowing rate for the respective entities in the periods the assets were constructed/acquired. Discount rates applied by each entity are as follows:

		IHS	IHS Côte	IHS	IHS	IHS
	Nigerian	Cameroon	d’Ivoire	Zambia	South Africa	Rwanda	Brazilian
	entities	S.A.	S.A.	Limited	Proprietary Limited	Limited	entities (a)
	%	%	%	%	%	%	%
Discount rates
2025	19.9	9.4	5.9	17.6	9.2	n/a	16.0
2024	11.1	7.8	5.9	14.0	11.0	13.5	14.0

(a)	Latam disposal groups were classified as held for sale at December 31, 2025 and the Latam segment was presented as a discontinued operation. See note 32 for more information.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

25.Stated capital

			Stated
			capital net
	Number of	Stated	of issue
	shares	capital	costs
	000’s	$'m	$'m(a)

At January 1, 2023	331,920	5,342.0	5,312.0
Shares issued on exercise of options	2,478	92.8	92.8
Shares repurchased and canceled through buyback program	(1,879)	(10.0)	(10.0)
At December 31, 2023	332,519	5,424.8	5,394.8

At January 1, 2024
Shares issued on exercise of options	922	8.3	8.3

At December 31, 2024	333,441	5,433.1	5,403.1

At January 1, 2025
Shares issued on exercise of options	2,080	16.6	16.6

At December 31, 2025	335,521	5,449.7	5,419.7
(a)	As of December 31, 2025, capital comprised share capital of $100,656,367 and share premium of $5,319,021,910.

In August 2023, the Company’s board of directors (the “Board”) authorized a stock repurchase program for up to $50.0 million of the Company’s ordinary shares, effective as of August 15, 2023 through August 15, 2025, subject to market conditions, contractual restrictions, regulatory requirements and other factors. During the third quarter of 2023, the Company repurchased 948,101 shares, at an average price of $5.04 per share, for $4.8 million under its stock repurchase program. During the fourth quarter of 2023, the Company repurchased a further 930,556 shares, at an average price of $5.61 per share, for $5.2 million. No shares were repurchased during the fiscal year ended December 31, 2025. All shares repurchased were canceled.

Summarized below are the terms of the shares for the year end December 31, 2025, and 2024:

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

The authorized share capital of the Company is 1,700,000,000 shares with par value of $0.30 each. All ordinary shares issued were fully paid up and non-assessable as of December 31, 2025, and 2024.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

26.Other reserves

				Foreign
	Restruct-	Share-based	Loss on	exchange
	uring	payment	transactions	translation
	reserve	reserve	between owners	reserve	Total
	$’m	$’m	$’m	$’m	$’m

At January 1, 2023	4.0	98.8	(840.4)	(123.7)	(861.3)
Other comprehensive income	—	—	—	950.8	950.8
Recognition of share-based payment expense	—	13.2	—	—	13.2
Exercise of share options	—	(92.9)	—	—	(92.9)
Other reclassifications related to share-based payment	—	(1.4)	—	—	(1.4)
At December 31, 2023	4.0	17.7	(840.4)	827.1	8.4

At January 1, 2024	4.0	17.7	(840.4)	827.1	8.4
Other comprehensive income	—	—	—	1,039.8	1,039.8
Recognition of share-based payment expense	—	27.8	—	—	27.8
Exercise of share options	—	(8.3)	—	—	(8.3)
At December 31, 2024	4.0	37.2	(840.4)	1,866.9	1,067.7

At January 1, 2025	4.0	37.2	(840.4)	1,866.9	1,067.7
Other comprehensive income, net of recycling	—	—	—	49.2	49.2
Recognition of share-based payment expense	—	29.1	—	—	29.1
Exercise of share options	—	(16.6)	—	—	(16.6)
At December 31, 2025	4.0	49.7	(840.4)	1,916.1	1,129.4

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

27.Non-controlling interests

	2025	2024	2023
	$’m	$’m	$’m

At January 1	158.8	237.5	227.2
Non-controlling interests arising on business combinations(a)	—	—	1.9
Non-controlling interests derecognized on disposal (note 31.2)	—	(23.1)	—
Share of loss for the year	(16.8)	(12.2)	(11.6)
Share of other comprehensive income/(loss)	19.5	(43.4)	20.0
At December 31	161.5	158.8	237.5
(a)	Includes non-controlling interests arising on subsequent asset acquisitions on business combination transactions.

Summarized financial information for the I-Systems subsidiary, being the only subsidiary that has non-controlling interests that is material to the Group, is as follows. The amounts disclosed are before intercompany eliminations and set out the identifiable net assets. These exclude goodwill, for which there is no non-controlling interest’s share recognized in the Group balance sheet.

Summarized balance sheet is as follows:
	2025	2024
	$’m	$’m

Non-current assets	422.5	406.1
Non-current liabilities	(88.7)	(100.6)
Non-current net assets	333.9	305.5

Current assets	35.6	50.4
Current liabilities	(38.1)	(30.0)
Current net (liabilities)/assets	(2.5)	20.4

Net assets	331.4	325.9

Accumulated non-controlling interests at the end of the year	162.4	159.7

Summarized statement of comprehensive income for the year is as follows:
	2025	2024
	$’m	$’m

Revenue	74.5	76.5
Loss for the year	(34.4)	(27.1)
Other comprehensive income/(loss)	39.9	(89.3)
Total comprehensive income/(loss)	5.5	(116.4)

Loss allocated to non-controlling interests during the year	(16.8)	(13.3)

Summarized statement of cash flows is as follows:
	2025	2024
	$’m	$’m

Cash flows from operating activities	39.7	70.8
Cash flows used in investing activities	(44.6)	(68.6)
Cash flows (used in)/from financing activities	(17.1)	11.3
Net (decrease)/increase in cash and cash equivalents	(22.0)	13.5

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

28.Share-based payments

28.1 Employee share-based payments

Omnibus employee share-based payment scheme

Between February 4, 2022, and February 7, 2022, a total of 1,147,500 awards, of which 237,060 awards have been forfeited due to employee leavers, were issued as part of the new Omnibus employee share-based payment plan. The plan will be deemed equity settled and comprises:

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

On June 9, 2022, a total of 1,700,446 awards, of which 110,025 awards have been forfeited due to employee leavers, were issued as part of the existing Omnibus employee share-based payment plan. The plan will be deemed equity settled and comprises:

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

On May 25, 2023, a total of 2,132,134 awards, of which 175,564 awards have been forfeited due to employee leavers, were issued as part of the existing Omnibus employee share-based payment plan. The plan will be deemed equity settled and comprises:

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

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

On May 16, 2024, a total of 6,339,851 awards, of which 286,113 awards have been forfeited due to employee leavers, were issued as part of the existing Omnibus employee share-based payment plan. The plan will be deemed equity settled and comprises:

●	Restricted stock units (“RSU”), which do not include performance conditions and vest in three equal portions on March 15, 2025, 2026 and 2027.
●	Performance stock units (“PSU”), part with an ALFCF target and part with a cumulative total shareholder return target. The ALFCF target is a non-market-based performance condition, assessed annually over a three-year period. The cumulative TSR target is market-based, was valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 valuations. The PSUs include a vesting period which is 3 years up to March 15, 2027.

On May 22, 2025, a total of 5,999,083 awards, of which 97,424 awards have been forfeited due to employee leavers, were issued as part of the existing Omnibus employee share-based payment plan. The plan will be deemed equity settled and comprises:

●	Restricted stock units (“RSU”), which do not include performance conditions and vest in three equal portions on March 15, 2026, 2027 and 2028.
●	Performance stock units (“PSU”), part with an ALFCF target and part with a cumulative total shareholder return target. The ALFCF target is a non-market-based performance condition, assessed annually over a three-year period. The cumulative TSR target is market-based, was valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 valuations. The PSUs include a vesting period which is 3 years up to March 18, 2028.

Total charge included in the consolidated statement of loss and other comprehensive income is as follows:

	2025	2024	2023
	$’m	$’m	$’m

Administrative expenses	29.1	27.8	13.3

(a)Movements in the number of share awards outstanding

	2025	2024
	Omnibus	Omnibus
	plan	plan
	000’s	000’s

Authorized	15,263	10,470

Issued
At January 1	9,264	4,130
Issued	6,255	6,340
Forfeited	(371)	(321)
Exercised during the year	(2,338)	(885)
At December 31	12,810	9,264

(b) The valuation assumptions used to carry out the valuation of the scheme

Valuation assumptions - Omnibus employee share-based payment scheme

The Omnibus awards issued were valued at $75.0 million at issue using a share price assumption within a range of $3.39 - $9.55 depending on the grant date. The fair value of the RSUs and PSUs with non-market conditions determined using share price at grant date at issue amounted to $21.3 million and $35.0 million respectively while the fair value of the PSUs

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

with market conditions determined using the Monte Carlo model amounted to $18.6 million. At December 31, 2025, a forfeiture rate range of 6.8% to 10.7% was assumed resulting in an expected charge over the remaining term of the awards of $30.1 million. Volatility within a range of 50.91% and 59.75% was determined by calculating the observed historical volatilities over the end of the performance period of the grants. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and no dividends are planned to be paid in the near future.

(c)Weighted-average remaining contractual life

The weighted-average remaining contractual life in the table as follows is simply the period of time from the year end date to the expiry date of each of the awards.

	2025		2024
	Weighted	Number of	Weighted	Number of
	average	awards in force	average	awards in force
	remaining	at year end	remaining	at year end
	contractual life(a)		contractual life(a)
Year of grant
2022	—	—	0.26	1,266,575
2023	0.21	1,529,822	1.16	1,734,542
2024	1.02	5,378,118	1.86	6,263,368
2025	1.93	5,901,659	—	—
		12,809,599		9,264,485
(a)	The contractual remaining life has been determined using vesting dates as all awards are expected to be exercised on vesting date.

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

The agreement to provide shares at a fixed amount, settled in the future through notional vendor financing is accounted for together as an equity-settled share based payment arrangement under IFRS 2. As there were no vesting conditions, the fair value of the award of $7.6 million was expensed in full in 2024 at the grant date, which was determined to be the date of clearance by the Competition Commission of South Africa. The grant date was the date of this approval as both parties also had a shared understanding of the terms and conditions of the agreement. The expense is recognized within Administrative expenses.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

29.Cash from operations

	2025	2024	2023
	$’m	$'m	$'m
Reconciliation
Income/(loss) from continuing operations before taxation	690.8	(1,410.7)	(1,814.1)

Adjustments
Loss from discontinued operations before taxation	(571.3)	(199.5)	(66.6)
Depreciation of property, plant and equipment	315.8	316.0	385.2
Amortization of intangible assets	60.1	46.8	50.4
Amortization of prepaid site rent	2.9	9.8	9.5
Impairment of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent	4.6	14.8	87.7
Impairment of assets held for sale	459.4	2.9	—
Impairment of goodwill	—	87.9	—
Net impairment (reversal)/loss of withholding tax receivables	(59.8)	1.1	48.0
Impairment of inventory	0.1	11.9	—
Net (gain)/loss on disposal of property, plant and equipment and right-of-use assets	(4.6)	20.2	(3.8)
Net loss allowance on trade receivables	18.2	—	7.2
Other operating items	(6.8)	—	—
Insurance claim income	(0.4)	—	(0.3)
Net gain on disposal of subsidiary	(177.7)	(83.8)	—
Finance income	(227.5)	(33.8)	(25.2)
Finance costs	436.9	2,123.1	2,436.5
Share‑based payment expense	29.1	27.9	13.4
Operating income before working capital changes	969.8	934.6	1,127.9

Changes in working capital
(Increase)/decrease in inventory	(10.8)	(15.0)	11.2
Decrease/(increase) in trade and other receivables	1.4	(200.6)	(295.3)
Increase in trade and other payables	22.6	56.9	59.1
Net movement in working capital	13.2	(158.7)	(225.0)

Cash from operations	983.0	775.9	902.9

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

30Related parties

30.1Subsidiaries

IHS Holding Limited (“the Parent”) is the ultimate parent of the related parties at the year-end, which are as follows:

				Ownership	Ownership
				interests held	interests held
			Country of	by the Group	by the Group
Entity name		Principal activity(a)	incorporation	2025	2024
IHS Fiber Brasil - Cessão de Infraestruturas Ltda.		Holding company	Brazil	100%	100%
IHS Brasil - Cessão de Infraestruturas S.A.		Operating	Brazil	100%	100%
IHS Brasil Serviços de Infraestrutura Ltda.		Operating	Brazil	100%	100%
I-Systems Soluções de Infraestrutura S.A.		Operating	Brazil	51%	51%
San Gimignano Imoveis e Adminsitracao Ltda.		Provision of land management	Brazil	100%	100%
Centennial Towers of Colombia Ltd.		Financing company	British Virgin Islands	100%	100%
IHS Cameroon S.A.		Operating	Cameroon	100%	100%
Centennial Towers Colombia S.A.S.		Operating	Colombia	100%	100%
IHS Towers Colombia S.A.S		Operating	Colombia	100%	100%
Polar Breeze Colombia S.A.S		Operating	Colombia	100%	100%
IHS Côte d’Ivoire S.A.		Operating	Côte d’Ivoire	100%	100%
IHS Telecom Towers Egypt S.A.E.		Operating	Egypt	80%	80%
IHS Mauritius Cameroon Limited		Holding company	Mauritius	100%	100%
IHS Mauritius Côte d’Ivoire Limited		Holding company	Mauritius	100%	100%
IHS Mauritius Netherlands Limited		Holding company	Mauritius	100%	100%
IHS Mauritius Rwanda Limited		Holding company	Mauritius	100%	100%
IHS Mauritius Zambia Limited		Holding company	Mauritius	100%	100%
Centennial Towers Brasil Cooperatief U.A.		Holding company	Netherlands	100%	100%
Centennial Towers of Brasil B.V.		Holding company	Netherlands	100%	100%
IHS Netherlands (Interco) Coöperatief U.A.		Holding company	Netherlands	100%	100%
IHS Mauritius BR Limited	(b)	Holding company	Mauritius	100%	100%
IHS Mauritius Connect Limited	(b)	Holding company	Mauritius	100%	100%
IHS Netherlands EGY B.V.		Holding company	Netherlands	100%	100%
IHS Mauritius NG1 Limited	(b)	Holding company	Mauritius	100%	100%
IHS Mauritius NG2 Limited	(b)	Holding company	Mauritius	100%	100%
IHS Mauritius E-Services Limited	(b)	Holding company	Mauritius	100%	100%
IHS Mauritius RSA Limited	(b)	Holding company	Mauritius	100%	100%
IHS INT Mauritius Limited	(b)	Holding company	Mauritius	100%	100%
IHS Mauritius NG Holdco Limited	(b)	Provision of finance	Mauritius	100%	100%
Global Independent Connect Limited		Operating	Nigeria	100%	100%
IHS (Nigeria) Limited		Operating	Nigeria	100%	100%
IHS Towers NG Limited		Operating	Nigeria	100%	100%
INT Towers Limited		Operating	Nigeria	100%	100%
INT Towers NG Finco 1 PLC		Provision of finance	Nigeria	100%	100%
IHS E-Services (NG) Limited		Provision of management services	Nigeria	100%	100%
IHS Rwanda Limited	(c)	Operating	Rwanda	—%	100%
Rwanda Towers Limited	(c)	Operating	Rwanda	—%	100%
IHS South Africa Holding Proprietary Limited	(d)	Holding company	South Africa	70%	100%
IHS Towers South Africa Proprietary Limited		Operating	South Africa	100%	100%
IHS GCC MAR Holding Limited		Holding company	United Arab Emirates	100%	100%
IHS FinCo Management Limited		Provision of finance	United Arab Emirates	100%	100%
IHS GCC Limited		Provision of management services	United Arab Emirates	100%	100%
IHS SSC FZE		Provision of management services	United Arab Emirates	100%	100%
IHS Africa (UK) Limited		Provision of management services	United Kingdom	100%	100%
IHS Towers Inc.		Provision of management services	United States of America	100%	100%
IHS Zambia Limited		Operating	Zambia	100%	100%
(a)	All operating subsidiaries provide telecommunication support services as their principal activity.
(b)	Entity commenced a domicile migration from the Netherlands to Mauritius via Luxembourg by publishing in the Dutch State Gazette. This migration was completed in May 2025.
(c)	Entity disposed of during the current period (refer to note 31).
(d)	The balance of the shares in IHS South Africa Holding Proprietary Limited (30%) is held by SA Tower Holdings Proprietary Limited (“SATH”). This is currently a non-controlling interest with very limited rights, pending SATH’s settlement of all subscription amounts due for these shares.

The shares of the Parent are widely owned by various investors. No investor has the full controlling right over the Company.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

30.2Key management personnel

Key management personnel comprise the Non-Executive Directors of the Company and the Group’s Executive Officers. The compensation in relation to key management personnel is as follows:

	2025	2024	2023
	$’m	$’m	$’m
Key management compensation
Short‑term employee benefits	26.3	22.7	18.3
Post-employment benefits	0.5	0.7	0.2
Termination benefits	—	1.2	—
	26.8	24.6	18.5
Share-based payments	18.8	10.0	6.7
	45.6	34.6	25.2

30.3Other related party transactions and balances

As described in note 28.2, in December 2024, the Group received clearance from the Competition Commission of South Africa for the subscription of 30% of the shares in its subsidiary, IHS South Africa, by SATH, a consortium of B-BBEE parties. The transaction completed in January 2025. The completion of this transaction satisfies one of the conditions set by the Competition Commission of South Africa, to achieve and maintain certain B-BBEE contributor levels. The completion of this transaction satisfies one of the conditions set by the Competition Commission of South Africa, to achieve and maintain certain B-BBEE contributor levels. Capgro Trust, a family trust for the Phuthuma Nhleko family, is the sole shareholder of K2022644716 (South Africa) Proprietary Limited, which holds a 45% stake in SATH. Mr. Phuthuma Nhleko, one of our directors, serves as a trustee of the Capgro Trust and has agreed that he is prohibited from receiving, directly or indirectly, in his personal capacity, any proceeds of dividends or other distirbutions originating from IHS South Africa or as a result of the notional vendor funding arrangements.

During the year ended December 31, 2022, the Group entered into an arm’s length agreement to sub-lease office space from a subsidiary company of Wendel Group, a significant shareholder of the Company. The sub-lease agreement was terminated on May 31, 2024 as such for the year ended December 31, 2025 there were no transactions. In the year ended December 31, 2024 rent and utilities amounted to $134,631 (2023: $366,896), and the Group received a refund of deposit previously paid of $195,298.

During the year ended December 31, 2023, the Group entered into an arm’s length agreement for the provision of consulting services from Teneo Strategy LLC (“Teneo Strategy”). Ms. Ursula Burns, one of our directors, is the Chairwoman of the Board of Teneo Worldwide, LLC. Total fees incurred by the Group for services provided by Teneo Strategy for the year ended December 31, 2025, were $496,667 (2024: $2,409,009, 2023: $750,000), and the amount due to Teneo Strategy at December 31, 2025 was $181,667 (2024: $100,000).

There were no other material transactions or balances between the Group and its key management personnel or members of their close family.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

31.Disposals

IHS Rwanda Limited disposal

On October 9, 2025, the Group completed the sale of its 100% interest in IHS Rwanda Limited (“IHS Rwanda”) to Paradigm Rwanda Holdings Limited. The net assets disposed of and the resulting net gain on disposal are as follows:

2025
$’m

Net assets disposed	(70.0)
Exchange differences on translation of foreign operations recycled	(16.0)
(86.0)

Cash	175.0
Deferred consideration	92.7
Earn-out receivable	2.9
Proceeds	270.6
Costs of disposal	(6.9)
Net gain on disposal	177.7

The net gain on disposal is included in Other income in the consolidated statement of loss and other comprehensive income. The disposal proceeds comprised cash, deferred consideration and an earn-out receivable. Net assets disposed of included cash of $5.2 million.

Deferred consideration mainly comprises two vendor loan notes, one for $70.0 million, denominated in Rwandan Francs, bearing interest at 12% per annum and repayable in two years, and one for $24.5 million, denominated in US dollars, zero-coupon and repayable in three years. The financial assets were recognized at fair value on disposal and subsequently measured at amortized cost.

IHS Kuwait Limited disposal

On December 19, 2024, the Group completed the sale of its 70% interest in IHS Kuwait Limited (“IHS Kuwait”) to Zain Group. The net assets disposed of and the resulting net gain on disposal are as follows:

2024
$’m

Net assets disposed	(77.0)
Non-controlling interests derecognized	23.1
Exchange differences on translation of foreign operations recycled	(0.1)
(54.0)

Proceeds	139.8
Costs of disposal	(1.9)
Net gain on disposal	83.9

The net gain on disposal is included in Other income in the consolidated statement of loss and other comprehensive income. The disposal proceeds were entirely in cash, and net assets disposed of included cash of $23.5 million.

On April 30, 2024, the Group completed the sale of its wholly owned subsidiary IHS Peru S.A.C.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

32Discontinued operations and disposal groups

During the fourth quarter, the Group progressed its plan to exit the Latam region through the disposal of both its tower businesses in Brazil and Colombia (Latam towers) and its Fiber Business in Brazil (I-Systems) and by the end of December 2025 the plans for each disposal were sufficiently progressed for management to conclude that it was highly probable that the sale of each business would complete within 12 months. Therefore, these businesses have been classified as two separate disposal groups as at December 31, 2025 and the assets and liabilities of both disposal groups are presented as held for sale in the consolidated statement of financial position.

The Latam region is a major geographical area of operations for the Group. Accordingly, the disposal groups together have been classified as a discontinued operation and their results presented as a discontinued operation in the consolidated statement of income/loss.

Subsequently to the year end, on February 11, 2026, the Group announced it had agreed to sell its 51.0% equity interest in I-Systems to TIM S.A., and on February 17, 2026, the Group announced it had agreed to sell its Latam tower operations to Macquarie Asset Management.

32.1Discontinued operations

Financial performance and cashflow information in relation to discontinued operations was as follows:

	2025	2024	2023
	$’m	$’m	$’m

Revenue	193.5	184.0	200.2
Cost of sales	(180.2)	(156.9)	(146.7)
Administrative expenses	(49.7)	(66.5)	(47.3)
Impairment of held for sale assets:
Impairment of goodwill	(181.7)	(87.9)	—
Impairment of other non-current assets	(277.7)	—	—
Other income	3.3	2.4	—
Operating (loss)/income	(492.5)	(124.9)	6.2
Finance income	8.4	6.3	6.7
Finance costs	(87.2)	(80.9)	(79.5)
Loss before tax from discontinued operations	(571.3)	(199.5)	(66.6)
Income tax benefit/(expense):
Related to pre tax loss from the ordinary activities	28.9	35.3	(4.7)
Related to remeasurement to fair value less costs to sell	64.8	—	—
Loss from discontinued operation	(477.6)	(164.2)	(71.3)

Other comprehensive income:
Exchange differences on translation of foreign operations	132.9	(286.7)	94.7
Other comprehensive income/(loss) for the year, net of taxes	132.9	(286.7)	94.7

Total comprehensive (loss)/income for the year	(344.7)	(450.9)	23.4

Net cash from operating activities	125.4	118.8	93.9
Net cash used in investing activities	(80.4)	(123.2)	(172.5)
Net cash (used in)/from financing activities	(67.7)	(5.1)	76.3
Net decrease in cash by the discontinued operation	(22.7)	(9.5)	(2.3)

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

32.2Assets held for sale and liabilities held for sale

	Tower businesses	I-Systems	Total
	$’m	$’m	$’m

Non‑current assets
Property, plant and equipment(a)	293.3	269.4	562.7
Right-of-use assets(a)	244.6	0.7	245.3
Other intangible assets(a)	194.9	137.1	332.0
Deferred income tax assets(a)	138.4	6.1	144.5
Trade and other receivables	69.9	5.3	75.2

Current assets
Trade and other receivables	39.3	26.4	65.7
Cash and cash equivalents	16.9	10.7	27.6
Assets held for sale	997.3	455.7	1,453.0

Non‑current liabilities
Trade and other payables	-	(5.5)	(5.5)
Borrowings	-	(82.8)	(82.8)
Lease liabilities	(232.0)	(0.5)	(232.5)
Provisions for other liabilities and charges	(36.8)	-	(36.8)
Deferred income tax liabilities	(14.0)	-	(14.0)

Current liabilities
Trade and other payables	(42.6)	(23.6)	(66.2)
Borrowings	-	(13.9)	(13.9)
Lease liabilities	(40.9)	(0.4)	(41.3)
Liabilities held for sale	(366.3)	(126.7)	(493.0)
(a)	Note that the above values reflect the impairment and associated tax impact recognised on reclassification to held for sale and therefore do not agree to the amounts reclassified from the relevant balance sheet line items for continuing operations.

The foreign exchange translation reserve loss in relation to Latam as of December 31, 2025 was $83.9 million.

33Capital commitments and contingent liabilities

33.1Capital commitments

The Group was committed to the purchase of property, plant and equipment of $96.9 million as of December 31, 2025 (2024: $98.9 million).

33.2Contingent liabilities

The Group has contingent liabilities in respect of tax and legal claims arising in the ordinary course of business. The Group reviews these matters in consultation with internal and external tax and legal counsel to determine on a case by case basis whether a loss from each of these matters is probable, possible or remote.

The Group’s possible contingent liabilities in respect of litigation claims amounted to $12.8 million at the end of the reporting period (2024: $7.7 million).

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

34.Revision to prior period financial statements

As previously reported in our interim condensed consolidated financial statements in 2025, we identified two revisions which impact the condensed consolidated financial statements for the year ended December 31, 2025 as described below:

●	A correction to the depreciation calculation for property, plant and equipment in our SSA segment resulted in a decrease of $30.5 million to property, plant and equipment, a decrease of $11.9 million to deferred income tax liabilities and a corresponding increase of $18.6 million to accumulated losses in the consolidated statement of financial position as of January 1, 2024 and December 31, 2024.
●	A correction to the classification of deferred revenue in our Nigeria segment. As at January 1, 2024, an amount of $34.3 million of deferred revenue within trade and other payables that should have been classified as non-current was presented within current liabilities. This balance increased to $45.4 million at December 31, 2024. The misclassification had no impact on total liabilities, equity or net loss in any period.

The Group determined that these revisions were not material to the previously issued FY2023 and FY2024 financial statements individually or in the aggregate, but that it was appropriate to revise the comparative information included in the 2025 Form 20-F (including the January 1, 2024 opening balance sheet and the December 31, 2024 statement of financial position). These revisions had no effect on our statement of income/(loss) and other comprehensive income or our statement of cash flows for the year ended December 31, 2025, and we evaluated the impact of these items under the guidance of SEC Staff Accounting Bulletin No. 99, “Materiality”, concluding that revision of previously issued financial statements was not required; accordingly, we have revised the consolidated statement of financial position, consolidated statement of changes in equity, Note 5 and Note 14 as of January 1, 2024 and December 31, 2024.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Consolidated statements of financial position.
	At January 1, 2024
	As previously reported	Adjustments	Restated
	$’m	$’m	$’m

Property, plant and equipment(a)	1,740.2	(30.5)	1,709.7
Non-current assets	4,392.1	(30.5)	4,361.6
Total assets	5,364.7	(30.5)	5,334.2

Deferred income tax liabilities(a)	137.1	(11.9)	125.2
Trade and other payables(b)	4.6	34.3	38.9
Non-current liabilities	3,795.4	22.4	3,817.8

Trade and other payables(b)	532.6	(34.3)	498.3
Current liabilities	1,222.0	(34.3)	1,187.7
Total liabilities	5,017.4	(11.9)	5,005.5

	At December 31 2024
	As previously reported	Adjustments	Restated
	$’m	$’m	$’m

Property, plant and equipment(a)	1,352.7	(30.5)	1,322.2
Non-current assets	3,352.7	(30.5)	3,322.2
Total assets	4,277.0	(30.5)	4,246.5

Deferred income tax liabilities(a)	100.5	(11.9)	88.6
Trade and other payables(b)	5.2	45.4	50.6
Non-current liabilities	3,879.2	33.5	3,912.7

Trade and other payables(b)	422.5	(45.4)	377.1
Current liabilities	693.6	(45.4)	648.2
Total liabilities	4,572.8	(11.9)	4,560.9
Total equity	(295.8)	(18.6)	(314.4)

(a)	Represents the revision related to property, plant and equipment and the associated deferred income tax liabilities (see Note 14 and Note 16).
(b)	Represents the reclassification of trade and other payables between current and non-current liabilities (see Note 21).

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Consolidated statements of changes in equity

	As previously reported		Adjustments		Restated
	Accumulated	Total	Accumulated	Total	Accumulated	Total
	losses	equity	losses	equity	losses	equity
	$’m	$’m	$’m	$’m	$’m	$’m

Balance at 1 January 2023	(3,317.7)	1,360.2	(18.6)	(18.6)	(3,336.3)	1,341.6
Total transactions with owners of the Company	0.9	4.5	—	—	0.9	4.5
Total comprehensive (loss)/income	(1,976.6)	(1,017.4)	—	—	(1,976.6)	(1,017.4)
Balance at Dec 31, 2023	(5,293.4)	347.3	(18.6)	(18.6)	(5,312.0)	328.7

	As previously reported		Adjustments		Restated
	Accumulated	Total	Accumulated	Total	Accumulated	Total
	losses	equity	losses	equity	losses	equity
	$’m	$’m	$’m	$’m	$’m	$’m

Balance at 1 January 2024	(5,293.4)	347.3	(18.6)	(18.6)	(5,312.0)	328.7
Total transactions with owners of the Company	—	4.6	—	—	—	4.6
Total comprehensive (loss)/income	(1,632.0)	(647.7)	—	—	(1,632.0)	(647.7)
Balance at Dec 31, 2024	(6,925.4)	(295.8)	(18.6)	(18.6)	(6,944.0)	(314.4)

35.Events after the reporting period

(a)Latam exit

Subsequent to the reporting date, on February 11, 2026, the Group announced it has agreed to sell its 51.0% equity interest in I-Systems, a specialist provider of shared optical fiber networks in Brazil, to TIM S.A., which currently owns the remaining 49.0% interest, at an enterprise value of approximately $453 million (being cash consideration of approximately $183m, presented on a 100% equivalent basis as $358 million, plus the net impact of borrowings and lease liabilities less cash and cash equivalents aggregating to approximately $95 million), subject to customary closing adjustments. The closing of the transaction is subject to customary conditions, including regulatory approvals.

On February 17, 2026, the Group announced it has agreed to sell its Latin American tower operations, comprising its tower businesses in Brazil and Colombia and approximately 8,860 sites, to Macquarie Asset Management, reflecting an enterprise value of approximately $952 million (being cash consideration of BRL3,550 million (approximately $683 million), plus the net impact of borrowings and lease liabilities less cash and cash equivalents aggregating to approximately $269 million), subject to adjustment for leakage and accrued interest. The closing of the transaction is subject to certain conditions, including regulatory approvals and a successful capital raise by one or more investment funds managed or advised by Macquarie Asset Management.

In connection with the disposal of our Latin American tower and fiber operations, we entered into a BRL2,415 million (approximately $441 million) of foreign exchange derivative instruments to hedge the components of the Brazilian Real-denominated sale prices not fixed to U.S. dollars directly in the sales agreements.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

(b)MTN merger

On February 17, 2026, the Group announced it has entered into a definitive merger agreement to be acquired by MTN Group Limited for $8.50 per ordinary share in cash, reflecting an enterprise value of approximately $6.2 billion (being cash consideration of approximately $2.2 billion, presented on a 100% equivalent basis as $3.0 billion, plus the net impact of borrowings, lease liabilities and non-controlling interests less cash and cash equivalents aggregating to approximately $3.2 billion), subject to closing adjustments.

The closing of the transaction is subject to certain conditions, including shareholder and regulatory approvals where applicable and certain cash and debt conditions.

(c)Telkom SA MLA

Effective January 1, 2026, IHS Towers South Africa (Pty) Limited entered into an agreement to renew and extend its Master Lease Agreement with Telkom SA SOC Limited. Unless terminated earlier pursuant to its terms, the agreement will end five years from the effective date.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

SCHEDULE 1 - COMPANY STATEMENT OF (LOSS)/INCOME AND OTHER COMPREHENSIVE (LOSS)/INCOME

	2025	2024	2023
	$’m	$’m	$’m

Administrative expenses	(996.4)	(1,326.0)	(267.4)
Other income	197.4	64.1	429.7
Operating (loss)/income	(799.0)	(1,261.9)	162.3
Finance income	218.9	91.2	76.7
Finance costs	(204.7)	(137.8)	(127.0)
(Loss)/income before income tax	(784.8)	(1,308.5)	112.0
Income tax expense	—	—	—
(Loss)/income for the year	(784.8)	(1,308.6)	112.0

Administrative expenses for the year ended December 31, 2025, include an impairment charge of $869.8 million (2024: $1,141.7 million) on investments in subsidiaries.

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

COMPANY STATEMENT OF FINANCIAL POSITION

		2025	2024
	Notes	$’m	$’m
Non-current assets
Other intangible assets		0.6	1.1
Investments in subsidiaries		3,108.6	3,928.3
Amounts due from related parties		1,720.8	1,232.2
Derivative financial instrument assets		39.2	21.8
Trade and other receivables		1.8	—
		4,871.0	5,183.4
Current assets
Amounts due from related parties		699.1	1,046.3
Trade and other receivables		9.9	9.0
Cash and cash equivalents		697.7	306.1
		1,406.7	1,361.4

TOTAL ASSETS		6,277.7	6,544.8

Non-current liabilities
Borrowings	2	2,324.8	2,299.5
Financial guarantees	2	8.8	18.2
		2,333.6	2,317.7
Current liabilities
Trade and other payables		12.2	19.8
Borrowings	2	221.4	22.2
Amounts due to related parties		785.2	503.1
		1,018.8	545.1

TOTAL LIABILITIES		3,352.4	2,862.8

Stated capital		5,419.7	5,403.1
Accumulated losses		(2,705.7)	(1,926.1)
Other reserves		211.3	205.0
TOTAL EQUITY		2,925.3	3,682.0

TOTAL EQUITY AND LIABILITIES		6,277.7	6,544.8

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

COMPANY STATEMENT OF CHANGES IN EQUITY

	Stated	Accumulated	Other	Total
	capital	losses	reserves	equity
	$’m	$’m	$’m	$’m

At January 1, 2023	5,312.0	(730.4)	274.3	4,855.9
Shares repurchased and canceled through buyback program	(10.0)	—	—	(10.0)
Exercise of share options	92.9	—	(92.9)	—
Share-based payment expense	—	—	13.2	13.2
Other reclassifications related to share-based payment	—	0.9	(1.4)	(0.5)
Total transactions with owners	82.9	0.9	(81.1)	2.7
Income for the year	—	112.0	—	112.0
At December 31, 2023	5,394.8	(617.5)	193.2	4,970.5

At January 1, 2024	5,394.8	(617.5)	193.2	4,970.5
Exercise of share options	8.3	—	(8.3)	—
Share-based payment expense	—	—	20.1	20.1
Total transactions with owners	8.3	—	11.8	20.1
Loss for the year	—	(1,308.6)	—	(1,308.6)
At December 31, 2024	5,403.1	(1,926.1)	205.0	3,682.0

At January 1, 2025	5,403.1	(1,926.1)	205.0	3,682.0
Exercise of share options	16.6	—	(16.6)	—
Share-based payment expense	—	—	28.0	28.0
Reclassification		5.2	(5.2)	—
Total transactions with owners	16.6	5.2	6.2	28.0
Loss for the year	—	(784.8)	—	(784.8)
At December 31, 2025	5,419.7	(2,705.7)	211.3	2,925.3

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

COMPANY STATEMENT OF CASH FLOWS

	2025	2024	2023
	$’m	$’m	$’m
Cash flows from operating activities
Cash (used in)/from operations	(81.6)	0.3	(105.8)
Net cash (used in)/from operating activities	(81.6)	0.3	(105.8)

Cash flows from investing activities
Purchase of software and licenses	-	(0.2)	(1.4)
Investment in subsidiaries	(71.3)	(72.5)	(33.6)
Dividends received from subsidiaries	195.1	52.2	-
Loan disbursed to subsidiaries	(1,159.2)	(880.3)	(0.6)
Loan principal repayment received from subsidiaries	1,322.9	263.6	43.0
Loan interest repayment received from subsidiaries	177.2	61.2	23.6
Interest received	15.2	6.8	8.5
Net cash from/(used in) investing activities	479.9	(569.2)	39.5

Cash flows from financing activities
Shares repurchased and canceled through buyback program	-	-	(10.0)
Interest paid	(193.6)	(110.7)	(92.5)
Bank loans and bond proceeds received (net of transaction costs)	194.2	1,922.3	-
Fees on borrowings and derivative instruments	(7.2)	(4.1)	(10.2)
Bank loans and bonds repaid	-	(1,000.0)	-
Net gain settled on derivative instruments	-	0.7	0.4
Net cash (used in)/from financing activities	(6.6)	808.2	(112.3)

Net increase/(decrease) in cash and cash equivalents	391.6	239.3	(178.6)
Cash and cash equivalents at beginning of year	306.1	67.3	245.4
Exchange differences	0.1	(0.5)	0.5
Cash and cash equivalents at end of year	697.7	306.1	67.3

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

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

2. Long term debt

IHS Holding (2025) Revolving Credit Facility and Cancellation of IHS Holding (2020) Revolving Credit Facility

The Parent entered into an up to $400 million U.S dollar-denominated revolving credit facility agreement in June 2025 with Standard Chartered Bank as the original lender. The facility is scheduled to terminate in September 2028 (unless extended for up to two additional one-year periods), has an interest rate equal to Term SOFR plus a margin of 3.50% per annum. There are total commitments of $300 million currently available under the facility, although this amount can be increased by $100 million at the request of the Parent, if certain conditions set out in the facility agreement are met.

This facility replaces the previous $300 million U.S. dollar-denominated revolving credit facility agreement which was originally entered into in March 2020 and was due to expire in October 2026.

IHS Holding (2025) Term Loan and Redemption of IHS Brasil - Cessão de Infraestruturas S.A. Debentures

The Parent entered into a $200 million term loan agreement in June 2025 (the “IHS Holding 2025 Term Loan”), between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, and IHS INT Mauritius Limited as guarantors, Standard Chartered Bank as facility agent and Standard Chartered Bank (Hong Kong) Limited as original lender.

The term loan is scheduled to terminate in December 2027 and amortizes monthly from June 2027 until December 2027. The interest rate is equal to Term SOFR plus a margin (which increases from 4.85% for the first 12 months to 5.85% for the next six months to 6.50% for the next six months to 7.50% for the final six months). Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five Business Days’ notice, or such shorter period as the majority lenders may agree.

The IHS Holding 2025 Term Loan was fully drawn in June 2025, and funds were applied towards repaying debentures issued by IHS Brasil - Cessão de Infraestruturas S.A. (“IHS Brasil”) (the “IHS Brasil Debentures”). The IHS Brasil Debentures were issued for BRL1,200.0 million (approximately $225.5 million), in September 2023 at an interest rate of CDI plus 3.10% and BRL300.0 million (approximately $56.4 million) in June 2024 at an interest rate of CDI plus 2.80% per annum. The IHS Brasil Debentures were redeemed in full in June 2025 pursuant to a tender offer, using the proceeds of the IHS Holding 2025 Term Loan together with existing cash on hand.

Nigeria (2023) Revolving Credit Facility

IHS Mauritius NG Holdco Limited, IHS Nigeria, IHS Towers NG Limited, INT Towers Limited and IHS Holding Limited entered into an NGN44.0 billion (approximately $30.4 million) Naira-denominated revolving credit facility agreement in January 2023 (since upsized to NGN 55.0 billion (approximately $38.0 million)) (as amended and/or as amended and

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

restated from time to time the “Nigeria 2023 RCF”), between, amongst others, IHS Nigeria, IHS Towers NG Limited and INT Towers Limited as borrowers and guarantors; IHS Mauritius NG Holdco Limited, IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS INT Mauritius Limited and (since July 2024) INT Towers NG Finco 1 Plc as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The Nigeria 2023 RCF contained customary information undertakings, affirmative covenants and negative covenants. The interest rate was 20% per annum in the first year, moving to a floating rate of Nigerian MPR plus a margin of 2.5% (as further described therein) for the remainder of the term.

A schedule of debt maturities is as follows:

				Carrying	Within	1 - 3	3 - 5	Over 5
				value	1 year	years	years	years
	Currency	Maturity date	Interest rate	$'m	$'m	$'m	$'m	$'m

2025
Dual-tranche Bullet Term Loan Facility	USD	Oct'29	4.50% + 3M SOFR	256.8	21.7	43.5	276.8	—
Dual-tranche Bullet Term Loan Facility	ZAR	Oct'29	4.50% + 3M JIBAR	198.6	22.4	45.0	218.1	—
Bank Term Loan	USD	Dec'27	4.85% + 3M SOFR	198.2	20.1	218.9	—	—
Senior Note	USD	May'30	7.875%	546.7	43.3	86.6	615.0	—
Senior Note	USD	Nov'31	8.250%	645.3	53.6	107.3	107.3	703.6
Senior Note	USD	Nov'26	5.625%	200.5	211.3	—	—	—
Senior Note	USD	Nov'28	6.250%	500.2	31.3	562.5	—	—
				2,546.3	403.7	1,063.8	1,217.2	703.6

2024
Dual-tranche Bullet Term Loan Facility	USD	Oct'29	4.50% + 3M SOFR	256.6	23.7	47.3	302.4	—
Dual-tranche Bullet Term Loan Facility	ZAR	Oct'29	4.50% + 3M JIBAR	175.2	21.7	43.3	215.9	—
Senior Note	USD	May'30	7.875%	545.4	43.3	86.6	658.3	—
Senior Note	USD	Nov'31	8.250%	644.2	53.6	107.3	107.3	757.3
Senior Note	USD	Nov'26	5.625%	200.8	11.3	211.3	—	—
Senior Note	USD	Nov'28	6.250%	499.5	31.3	62.5	531.2	—
				2,321.7	184.9	558.3	1,815.1	757.3

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

IHS Mauritius NG Holdco Limited Notes

On each of September 18, 2019 and July 31, 2020, our wholly owned subsidiary, IHS Mauritius NG Holdco Limited issued a total of $940.0 million 8.0% Senior Notes due 2027 (the “2027 Notes”) guaranteed by IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS INT Mauritius Limited, IHS Nigeria, IHS Towers NG Limited and INT Towers Limited, and (since June 22, 2021) IHS Holding Limited. On June 22, 2021, pursuant to a successful consent solicitation, Holdco B.V. also effected certain amendments to the indenture governing the notes to, among other things, expand the “restricted group” to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (which would then be subject to the covenants

IHS HOLDING LIMITED CONSOLIDATED ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

and events of default under the indenture), and to make certain other consequential changes to the negative covenants and restrictions resulting from the larger group structure.

The 2027 Notes mature on September 18, 2027, and pay interest semi-annually, with the principal repayable in full on maturity. The 2027 Notes may be redeemed (in whole or in part) at a price of 100.0%.

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

On November 29, 2024 and December 6, 2024, the 2027 Notes were partially redeemed, in an aggregate principal amount of $654.0 million following the issuance of the 2030/31 Notes.

Valuation of guarantees

The fair value of all guarantees was $8.8 million as of December 31, 2025 (2024: $18.2 million).